As filed with the Securities and Exchange Commission on November 10, 2011

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KINDER MORGAN, INC.

(Exact name of registrant as specified in its charter)

Delaware	4922	80-0682103
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

500 Dallas Street,

Suite 1000

Houston, Texas 77002

713-369-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joseph Listengart, Esq.

Vice President, General Counsel and Secretary

Kinder Morgan, Inc.

500 Dallas Street,

Suite 1000

Houston, Texas 77002

713-369-9000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Thomas A. Roberts, Esq. R. Jay Tabor, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Gary W. Orloff, Esq. R. Daniel Witschey, Jr., Esq. Troy L. Harder, Esq. Bracewell & Giuliani LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002 (713) 221-2300	Robert W. Baker, Esq. Executive Vice President and General Counsel El Paso Corporation 1001 Louisiana Street Houston, Texas 77002 (713) 420-2600	Daniel A. Neff, Esq. David A. Katz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and upon completion of the transactions described in the enclosed information statement/proxy statement/prospectus.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (referred to as the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to be Registered†	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)
Class P common stock, par value $0.01 per share	336,000,000(1)	N/A	$8,307,001,239.08(2)	$951,982.34
Warrants to purchase Class P common stock	513,500,000(4)	N/A	N/A	N/A(5)
Class P common stock, par value $0.01 per share	513,500,000(6)	—	$20,540,000,000.00(7)	$2,353,884.00

†	Pursuant to Rule 416, this registration statement also covers an indeterminate number of additional securities of Kinder Morgan as may be issuable as a result of stock splits, stock dividends or similar transactions.
(1)	Represents the maximum number of shares of Kinder Morgan Class P common stock, par value $0.01 per share, estimated to be issuable to holders of El Paso common stock in the transactions described in the enclosed information statement/proxy statement/prospectus.
(2)	The proposed maximum aggregate offering price of the registrant’s common stock was calculated based upon the market value of shares of El Paso common stock (the securities to be cancelled in the transactions) in accordance with Rules 457(c) and 457(f) under the Securities Act as follows: (A) the product of (i) $24.84, the average of the high and low prices per share of El Paso common stock as reported on the New York Stock Exchange on November 9, 2011 and (ii) 798,212,848, the estimated maximum number of shares of El Paso common stock that may be exchanged for the merger consideration, including shares (x) reserved for issuance (on a net exercise basis, as applicable) under outstanding El Paso equity awards and (y) issuable under El Paso Natural Gas Company’s subordinated convertible debentures due 2028 assuming a conversion price of $26.87 per share of El Paso common stock (the value of the consideration to be paid by Kinder Morgan to holders of El Paso common stock as of October 16, 2011) minus (B) $11,516,614,841, the estimated aggregate amount of cash to be paid by the registrant in the transactions.
(3)	Calculated by multiplying the proposed maximum aggregate offering price by 0.00011460.
(4)	Represents the maximum number of warrants to purchase shares of Kinder Morgan Class P common stock estimated to be issuable to holders of El Paso common stock in the transactions described in the enclosed information statement/proxy statement/prospectus.
(5)	In accordance with existing SEC interpretations, the entire registration fee for the warrants is allocated to the Kinder Morgan Class P common stock registered underlying the warrants, and no separate fee is recorded for the warrants to purchase shares of Kinder Morgan Class P common stock.
(6)	Represents the number of shares issuable upon the exercise of the warrants to be issued as part of the merger consideration.
(7)	The proposed maximum aggregate offering price of the registrant’s warrants to purchase Kinder Morgan Class P common stock is calculated based on the $40.00 exercise price of the warrants.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may be changed. Kinder Morgan, Inc. may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY, SUBJECT TO COMPLETION, DATED NOVEMBER 10, 2011

INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS PROPOSED MERGER–YOUR VOTE IS IMPORTANT

[            ], 2011

We are very pleased to provide this document to you. It is a prospectus related to a proposed issuance by Kinder Morgan, Inc., referred to as “Kinder Morgan,” of shares of its Class P common stock and warrants to purchase shares of its Class P common stock, or “warrants,” pursuant to an Agreement and Plan of Merger, referred to as the “merger agreement,” entered into by, among others, Kinder Morgan and El Paso Corporation, referred to as “El Paso.” Upon the terms and subject to the conditions set forth in the merger agreement and the Agreement and Plan of Merger entered into among El Paso and certain of its subsidiaries, referred to as the “first merger agreement,” if the requisite stockholder and other approvals are obtained and other closing conditions are satisfied or waived, through a series of transactions which are further described in this document, El Paso will become an indirect, wholly owned subsidiary of Kinder Morgan. This document is also a proxy statement for El Paso to use in soliciting proxies for its special meeting of stockholders, at which meeting El Paso’s stockholders will vote on, among other things, the proposal to adopt the merger agreement and the first merger agreement and to approve the transactions contemplated by the merger agreement and the first merger agreement. In addition, this document is an information statement for Kinder Morgan stockholders to inform them of the transactions and the approvals to be given at the Kinder Morgan special meeting with respect to the proposal to approve the issuance of shares of Kinder Morgan Class P common stock and warrants to be issued as part of the merger consideration and the issuance of shares of Kinder Morgan Class P common stock to be issued upon exercise of the warrants, which we refer to as the share and warrant issuance proposal.

This is an exciting and important event in each of our companies’ histories. The boards of directors of each of Kinder Morgan and El Paso have approved the proposed transactions. Under the Delaware General Corporation Law, the approval of El Paso’s stockholders must be obtained before the transactions can be completed. Under the rules of the New York Stock Exchange, referred to as the “NYSE,” Kinder Morgan is required to obtain stockholder approval prior to issuing its Class P common stock and the warrants in connection with the transactions contemplated by the merger agreement. Richard Kinder and certain other stockholders of Kinder Morgan who currently hold, in the aggregate, approximately 75% of the voting power of Kinder Morgan have agreed to vote their shares of Kinder Morgan Class P and Class A common stock, referred to together as “Kinder Morgan voting common stock,” in favor of the share and warrant issuance proposal. In addition, these stockholders agreed to retain collectively, until the approval of the share and warrant issuance proposal or until the voting agreement is terminated, whichever is earlier, an amount of shares of Kinder Morgan voting common stock that is sufficient to approve the share and warrant issuance proposal. As a result, approval of the share and warrant issuance proposal at the Kinder Morgan special meeting is assured. Kinder Morgan stockholders are invited to attend the special meeting, at which they will have the opportunity to vote on the share and warrant issuance proposal in person, but no additional votes by other Kinder Morgan stockholders are required to approve the share and warrant issuance proposal. Kinder Morgan is not asking Kinder Morgan stockholders for a proxy, and Kinder Morgan stockholders are requested not to send a proxy.

The series of transactions described in this document include, among others, what are referred to as the first merger and the second merger. The first merger involves only El Paso and two of its subsidiaries. Pursuant to the first merger agreement, at the effective time of the first merger, each outstanding share of El Paso common stock will be converted into one share of common stock of Sirius Holdings Merger Corporation, or “New El Paso.” The first merger will result in a holding company structure for El Paso but will not affect the merger consideration that El Paso stockholders will receive at the effective time of the second merger pursuant to the merger agreement. Pursuant to the merger agreement, at the effective time of the second merger, each share of New El Paso common stock issued and outstanding immediately prior to the effective time of the second merger (excluding shares held by New El Paso in treasury, any shares held by Kinder Morgan or any of Kinder Morgan’s or New El Paso’s subsidiaries and dissenting shares in accordance with Delaware law) will be converted into the right to receive, at the election of the holder but subject to proration with respect to the stock and cash portion so that approximately 57% of the aggregate merger consideration (excluding the warrants) is paid in cash and approximately 43% (excluding the warrants) is paid in Kinder Morgan Class P common stock, one of the following: (1) 0.9635 of a share of Kinder Morgan Class P common stock and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock; (2) $25.91 in cash without interest and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock; or (3) 0.4187 of a share of Kinder Morgan Class P common stock, $14.65 in cash without interest and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock. The second merger will result in El Paso and New El Paso becoming wholly owned subsidiaries of Kinder Morgan.

El Paso’s common stock currently trades on the NYSE under the ticker symbol “EP,” and Kinder Morgan’s Class P common stock currently trades on the NYSE under the ticker symbol “KMI.” The Kinder Morgan Class P common stock being registered pursuant to this information statement/proxy statement/prospectus (including the Kinder Morgan Class P common stock issuable upon exercise of the warrants) will be listed on the NYSE, and the warrants being registered pursuant to this information statement/proxy statement/prospectus will be listed on the NYSE, NASDAQ or another exchange agreed upon by Kinder Morgan and El Paso.

The special meeting of El Paso stockholders will be held on [                    ], 2012 at [        ], local time, at [        ]. At the special meeting, El Paso stockholders will be asked to vote on, among other things, the adoption of the merger agreement and the first merger agreement and the approval of the transactions contemplated by the merger agreement and the first merger agreement. El Paso’s board of directors has approved and declared advisable the merger agreement and the first merger agreement and the transactions contemplated by the merger agreement and the first merger agreement, including the first merger on the terms set forth in the first merger agreement, and the second merger on the terms set forth in the merger agreement. El Paso’s board of directors recommends that you vote “FOR” the adoption of the merger agreement and the first merger agreement and approval of the transactions contemplated by the merger agreement and the first merger agreement; “FOR” any adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and the first merger agreement at the time of the special meeting; and “FOR” the approval on an advisory (non-binding) basis of the compensation that may be paid or become payable to El Paso’s named executive officers that is based on or otherwise relates to the proposed transactions. The special meeting of Kinder Morgan stockholders will be held on [                    ], 2012 at [        ], local time, at [        ].

This information statement/proxy statement/prospectus is an important document containing answers to frequently asked questions and a summary description of the transactions, the merger agreement and the first merger agreement, followed by more detailed information about Kinder Morgan, El Paso, the transactions, and the other matters to be voted upon by Kinder Morgan and El Paso stockholders as part of the special meetings. We urge you to read this document carefully and in its entirety. In particular, you should consider the matters discussed under “Risk Factors” beginning on page 41.

We look forward to the successful merger of Kinder Morgan and El Paso.

Sincerely,

Richard D. Kinder Chairman and Chief Executive Officer Kinder Morgan, Inc.	Douglas L. Foshee Chairman, President and Chief Executive Officer El Paso Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this document or determined that this document is accurate or complete. Any representation to the contrary is a criminal offense.

This document is dated [                    ], 2011 and is first being mailed to stockholders of Kinder Morgan and El Paso on or about [                    ], 2011.

EL PASO CORPORATION

1001 Louisiana Street

Houston, Texas 77002

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [                    ], 2012

This is a notice that a special meeting of stockholders of El Paso Corporation (referred to as “El Paso”) will be held on [                    ], 2012, beginning at [                    ], local time, at [                    ], unless postponed or adjourned to a later date. This special meeting will be held for the following purposes:

1. to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated October 16, 2011 (as it may be amended from time to time, the “merger agreement”), by and among El Paso, Sirius Holdings Merger Corporation (a direct, wholly owned subsidiary of El Paso referred to as “New El Paso”), Sirius Merger Corporation (a direct, wholly owned subsidiary of New El Paso), Kinder Morgan, Inc. (referred to as “Kinder Morgan”), Sherpa Merger Sub, Inc. and Sherpa Acquisition, LLC (which are direct, wholly owned subsidiaries of Kinder Morgan) and the Agreement and Plan of Merger, dated October 16, 2011, by and among El Paso, New El Paso and Sirius Merger Corporation (as it may be amended from time to time, the “first merger agreement”) and to approve the transactions contemplated by the merger agreement and the first merger agreement, including:

•

a merger of Sirius Merger Corporation with and into El Paso (the “first merger”), as a result of which El Paso will become a wholly owned subsidiary of New El Paso and each outstanding share of El Paso common stock will be converted into one share of New El Paso common stock; and

•

a merger of Sherpa Merger Sub, Inc., a corporation directly, wholly owned by Kinder Morgan, with and into New El Paso (the “second merger”), at which time stockholders of New El Paso will be entitled to receive the merger consideration described in the merger agreement in exchange for their shares.

2. to consider and vote upon any adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and the first merger agreement at the time of the special meeting;

3. to consider and cast an advisory (non-binding) vote on the compensation that may be paid or become payable to El Paso’s named executive officers that is based on or otherwise relates to the proposed transactions; and

4. to transact any other business as may properly come before the special meeting or any adjournment or postponement of such special meeting.

Only holders of record of El Paso common stock at the close of business on [                    ], 2011, the record date for the special meeting, are entitled to receive this notice and to vote at the special meeting or at any adjournment or postponement of such special meeting.

The accompanying information statement/proxy statement/prospectus describes the proposals listed above in more detail. Please refer to the attached document, including the merger agreement, the first merger agreement and all other Annexes and including any documents incorporated by reference, for further information with respect to the business to be transacted at the special meeting. You are encouraged to read the entire document carefully before voting. In particular, see the section entitled “Risk Factors” beginning on page 41.

El Paso’s board of directors has approved and declared advisable the merger agreement and the first merger agreement and the transactions contemplated by the merger agreement and the first merger agreement, including the first merger on the terms set forth in the first merger agreement, and the second merger on the terms set forth in the merger agreement. El Paso’s board of directors recommends that you vote “FOR” the adoption of the merger agreement and the first merger agreement and approval of the transactions contemplated by the merger agreement and the first merger agreement; “FOR” any adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and the first merger agreement at the time of the special meeting; and “FOR” the approval on an advisory (non-binding) basis of the compensation that may be paid or become payable to El Paso’s named executive officers that is based on or otherwise relates to the proposed transactions.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN. The acquisition of El Paso by Kinder Morgan cannot be completed without the affirmative vote on the merger proposal of the holders of at least a majority of the outstanding shares of El Paso common stock entitled to vote as of the record date for the special meeting. If you do not vote, the effect will be the same as a vote against the proposal to adopt the merger agreement and the first merger agreement and to approve the transactions contemplated by the merger agreement and the first merger agreement. You may vote your shares by proxy electronically via the Internet, by telephone, by sending in an appropriately completed paper proxy card or in person by ballot at the special meeting.

If you have any questions concerning the transactions or this information statement/proxy statement/prospectus or would like additional copies, please contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Call Collect: (212) 929-5500

Toll Free: (800) 322-2885

By Order of the Board of Directors

MARGUERITE N. WOUNG-CHAPMAN

Corporate Secretary

[                    ], 2011

KINDER MORGAN, INC.

NOTICE OF SPECIAL MEETING AND ACTION TO BE TAKEN

Kinder Morgan is Not Asking You for a Proxy and You are Requested Not to Send Kinder Morgan a Proxy

Dear Stockholder:

On [                    ], 2012, Kinder Morgan, Inc. (referred to as “Kinder Morgan”) will hold a special meeting of the holders of Class P common stock and Class A common stock at [                    ]. The meeting will begin at [                    ], local time.

At the meeting Kinder Morgan proposes to consider and vote upon a proposal (referred to as the “share and warrant issuance proposal”) to approve the issuance of shares of Kinder Morgan Class P common stock and warrants to purchase shares of Kinder Morgan Class P common stock to be issued as part of the merger consideration, as well as the issuance of shares of Kinder Morgan Class P common stock to be issued upon exercise of such warrants, in each case, in connection with an Agreement and Plan of Merger, pursuant to which El Paso Corporation will become a wholly owned subsidiary of Kinder Morgan.

Kinder Morgan’s board of directors has approved the share and warrant issuance proposal and recommends that you vote “FOR” the share and warrant issuance proposal, which is discussed in more detail in the accompanying information statement/proxy statement/prospectus. Richard Kinder and certain other stockholders of Kinder Morgan who currently hold, in the aggregate, approximately 75% of the voting power of Kinder Morgan have agreed to vote their shares of Kinder Morgan voting common stock in favor of the share and warrant issuance proposal. In addition, these stockholders agreed to retain collectively until the approval of the share and warrant issuance or until the voting agreement is terminated, whichever is earlier, an amount of shares of Kinder Morgan voting common stock that is sufficient to approve the share and warrant issuance proposal. As a result, approval of the share and warrant issuance proposal at the Kinder Morgan special meeting is assured. Kinder Morgan stockholders are invited to attend the special meeting, at which they will have the opportunity to vote on the share and warrant issuance proposal in person, but no additional votes by other Kinder Morgan stockholders are required to approve the share and warrant issuance proposal.

Kinder Morgan’s board of directors has fixed the close of business on [                    ], 2011, as the record date for determining those stockholders entitled to vote at the Kinder Morgan special meeting. Accordingly, only holders of record of Kinder Morgan voting common stock at the close of business on that date are entitled to notice of, and to vote at, the Kinder Morgan special meeting. A complete list of our stockholders will be available for inspection at the Kinder Morgan special meeting.

The accompanying information statement/proxy statement/prospectus provides information about the transactions. You are encouraged to read this information statement/proxy statement/prospectus, including any documents incorporated by reference, and the Annexes carefully and in their entirety. In particular, see the section entitled “Risk Factors” beginning on page 41 in the accompanying information statement/proxy statement/prospectus. If you have any questions concerning the transactions or this information statement/proxy statement/prospectus or would like additional copies, please contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Call Collect: (212) 929-5500

Toll Free: (800) 322-2885

By order of the Board of Directors,

Joseph Listengart

Secretary

[                    ], 2011

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates by reference important business and financial information about El Paso from documents that it has filed with the Securities and Exchange Commission (referred to as the “SEC”) but that are not being included in or delivered with this document. This information is available to you without charge upon your written or oral request. You may read and copy documents incorporated by reference in this information statement/proxy statement/prospectus, other than certain exhibits to those documents, and other information about El Paso that is filed with the SEC under the Securities Exchange Act of 1934, as amended, and the rules thereunder (referred to as the “Exchange Act”) at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also obtain such documents free of charge through the SEC’s website (www.sec.gov) or by requesting them in writing or by telephone at the following address and telephone number:

For information about El Paso Corporation:
By Mail:	El Paso Corporation 1001 Louisiana Street Houston, Texas 77002 Attention: Investor Relations

By Telephone:	(713) 420-5855
By Internet:	www.elpaso.com

IF YOU WOULD LIKE TO REQUEST ANY DOCUMENTS, PLEASE DO SO BY [                    ], 2011 IN ORDER TO RECEIVE THEM BEFORE THE EL PASO SPECIAL MEETING.

For additional information on documents incorporated by reference in this document, please see “Where You Can Find More Information.”

The firm assisting El Paso with the solicitation of proxies and serving as information agent for Kinder Morgan is:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Call Collect: (212) 929-5500

Toll Free: (800) 322-2885

ABOUT THIS DOCUMENT

Kinder Morgan has supplied all information contained in this information statement/proxy statement/prospectus relating to Kinder Morgan. El Paso has supplied all information contained in or incorporated by reference into this information statement/proxy statement/prospectus relating to El Paso. Kinder Morgan and El Paso have both contributed information relating to the transactions.

This information statement/proxy statement/prospectus forms a part of a registration statement on Form S-4 (Registration No. 333-[    ]) filed by Kinder Morgan with the SEC. It constitutes a prospectus of Kinder Morgan under Section 5 of the Securities Act of 1933, as amended, and the rules thereunder, with respect to the shares of Kinder Morgan Class P common stock and warrants to purchase shares of Kinder Morgan Class P common stock to be issued to El Paso stockholders in the transactions and shares of Kinder Morgan Class P common stock to be issued upon exercise of such warrants. It also constitutes a proxy statement under Section 14(a) of the Exchange Act and a notice of meeting and action to be taken with respect to the El Paso special meeting of stockholders at which El Paso stockholders will consider and vote on the proposal to adopt the merger agreement and the first merger agreement and to approve the transactions contemplated by the merger agreement and the first merger agreement and the other proposals described in this information statement/proxy statement/prospectus. In addition, it constitutes an information statement under Section 14(c) of the Exchange Act and a notice of meeting and action to be taken with respect to the Kinder Morgan special meeting of stockholders at which holders of Kinder Morgan voting common stock will vote on the proposal to approve the issuance of shares of Kinder Morgan Class P common stock and the warrants to be issued as part of the merger consideration, and the issuance of shares of Kinder Morgan Class P common stock to be issued upon exercise of the warrants.

You should rely only on the information contained in or incorporated by reference into this document. No one has been authorized to provide you with information that is different from that contained in or incorporated by reference into this document. This document is dated [            ], 2011. You should not assume that the information contained in this document is accurate as of any date other than the date hereof. You should not assume that the information contained in any document incorporated by reference herein is accurate as of any date other than the date of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this document modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this document. Neither the mailing of this document to the respective stockholders of Kinder Morgan and El Paso, nor the taking of any actions contemplated hereby by Kinder Morgan or El Paso at any time will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

i

(continued)

Page
Risk Factors Relating to Kinder Morgan’s Dividend Policy	67
Risk Factors Relating to Conflicts of Interest	68
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	73
INFORMATION ABOUT KINDER MORGAN	76
INFORMATION ABOUT EL PASO	78
EL PASO SPECIAL MEETING	79
KINDER MORGAN SPECIAL MEETING	87
THE TRANSACTIONS	90
Effect of the Transactions	90
Background of the Transactions	92
Recommendation of El Paso’s Board of Directors and Reasons for the Transactions	101
Recommendation of Kinder Morgan’s Board of Directors and Reasons for the Transactions	105
Certain El Paso Financial Projections	106
Certain Kinder Morgan Financial Projections	108
Opinion of El Paso’s Financial Advisor	109
El Paso’s Engagement of Goldman Sachs	123
Opinions of Kinder Morgan’s Financial Advisors	124
Interests of Certain El Paso Persons in the Transactions	154
Board of Directors and Management of Kinder Morgan After the Transactions	159
Material U.S. Federal Income Tax Consequences of the Transactions	164
Accounting Treatment of the Transactions	168
Regulatory Approvals	168
New El Paso Stockholders Making Elections	169
Exchange of Shares	173
Listing of Kinder Morgan Class P Common Stock and Warrants Issued in the Transactions; Delisting and Deregistration of New El Paso Common Stock After the Transactions	173
Appraisal Rights in Connection with the Second Merger	174
Litigation Related to the Transactions	177
THE FIRST MERGER AGREEMENT	178
THE MERGER AGREEMENT	180
The Transactions	180
Effective Time; Closing	181
Conditions to Completion of the Transactions	182
El Paso Stockholder Approval	184
Kinder Morgan Stockholder Approval	185
No-Solicitation by El Paso of Takeover Proposals	185
No-Solicitation by Kinder Morgan of an Alternative Transaction	186
El Paso Board Recommendation	187
Transaction Consideration	188
Treatment of El Paso Shares Held in El Paso 401(k) Plan Trust	189

(continued)

(continued)

QUESTIONS AND ANSWERS

The questions and answers below highlight only selected information from this information statement/proxy statement/prospectus. They do not contain all of the information that may be important to you. El Paso’s board of directors is soliciting proxies from its stockholders to vote at the special meeting of El Paso stockholders, to be held on [                    ] 2012 at [    ], local time, at [    ]. This information statement/proxy statement/prospectus also provides information about the special meeting of holders of Kinder Morgan Class P common stock and Class A common stock, to be held on [                    ], 2012 at [    ] local time, at [    ], but for which Kinder Morgan is not soliciting proxies. You should read carefully the entire information statement/proxy statement/prospectus, including the Annexes, and the additional documents incorporated by reference into this information statement/proxy statement/prospectus, to fully understand the matters to be acted upon and the voting procedures for El Paso’s special meeting and Kinder Morgan’s special meeting. For a list of documents incorporated by reference into this document and information on how to obtain them, see the section entitled “Where You Can Find More Information.”

Frequently Used Terms

A few frequently used terms may be helpful for you to have in mind at the outset. This document refers to:

•	Kinder Morgan, Inc., a Delaware corporation, as “Kinder Morgan”;

•	Kinder Morgan Energy Partners, L.P., a Delaware limited partnership, as “KMP”;

•	Kinder Morgan Management, LLC, a Delaware limited liability company, as “KMR”;

•	Kinder Morgan Kansas, Inc., a Kansas Corporation, as “KMK”;

•	Sherpa Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Kinder Morgan, as “Merger Sub Two”;

•	Sherpa Acquisition, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Kinder Morgan, as “Merger Sub Three”;

•

the investment funds advised by or affiliated with Goldman Sachs, Highstar Capital LP, The Carlyle Group and Riverstone Holdings LLC, that are investors in Kinder Morgan, collectively as the “Sponsor Investors”;

•

Fayez Sarofim, one of Kinder Morgan’s directors, and investment entities affiliated with him, and an investment entity affiliated with Michael C. Morgan, another of Kinder Morgan’s directors, and William V. Morgan, one of Kinder Morgan’s founders, collectively as the “Original Stockholders”;

•	El Paso Corporation, a Delaware corporation, as “El Paso”;

•	El Paso Pipeline Partners, L.P., a Delaware limited partnership, as “EPB”;

•	Sirius Holdings Merger Corporation, a Delaware corporation and a direct, wholly owned subsidiary of El Paso, as “New El Paso”;

•	Sirius Merger Corporation, a Delaware corporation and a direct, wholly owned subsidiary of New El Paso, as “Merger Sub One”;

•	the merger of Merger Sub One with and into El Paso with El Paso being the surviving corporation, as the “first merger”;

•	the surviving entity from the first merger, as the “EP Surviving Company”;

•	the merger of Merger Sub Two with and into New El Paso with New El Paso being the surviving corporation, as the “second merger”;

•	the surviving entity from the second merger, as the “New EP Surviving Company”;

•	the conversion of the EP Surviving Company into a Delaware limited liability company, as the “LLC conversion”;

•	the converted entity after the LLC conversion, as the “El Paso Converted LLC”;

•	the merger of the New EP Surviving Company with and into Merger Sub Three with Merger Sub Three being the surviving entity, as the “third merger”;

•	the first merger, the second merger, the third merger and the LLC conversion, as the “transactions”;

•	Kinder Morgan Class P common stock, $0.01 par value, as “Kinder Morgan Class P common stock”;

•

shares of Kinder Morgan Class P common stock and Kinder Morgan Class A common stock currently outstanding and entitled to vote at the Kinder Morgan special meeting, as “Kinder Morgan voting common stock”;

•	Kinder Morgan Class P common stock purchase warrants to be issued in connection with the second merger, as the “warrants”;

•

the proposal to approve the issuance of shares of Kinder Morgan Class P common stock and the warrants as part of the consideration in the second merger, and the issuance of shares of Kinder Morgan Class P common stock to be issued upon exercise of the warrants, as the “share and warrant issuance proposal”;

•

the transaction whereby Kinder Morgan, Inc., a Kansas corporation now named Kinder Morgan Kansas, Inc. which indirectly owns all of the common equity of the general partner of KMP, was acquired by Knight Holdco LLC, the predecessor to Kinder Morgan, in May 2007, as the “Going Private Transaction”;

•	Natural Gas Pipeline Company of America LLC, owner of a major interstate natural gas pipeline and storage system which Kinder Morgan operates, as “NGPL”;

•	El Paso common stock, par value $3.00 per share, as “El Paso common stock”;

•	the shares of New El Paso common stock, par value $0.01, which will be issued in exchange for shares of El Paso common stock in connection with the first merger, as “New El Paso common stock”;

•	the Agreement and Plan of Merger, dated as of October 16, 2011, by and among El Paso, New El Paso, Merger Sub One, Kinder Morgan, Merger Sub Two and Merger Sub Three, as the “merger agreement”;

•	the Agreement and Plan of Merger, dated as of October 16, 2011, by and among El Paso, New El Paso and Merger Sub One, as the “first merger agreement”;

•	the Voting Agreement, dated as of October 16, 2011, by and among El Paso and certain stockholders of Kinder Morgan, as the “voting agreement”;

•	the Warrant Agreement to be entered into at the closing of the transactions by and among Kinder Morgan and [ ], as the “warrant agreement”;

•	the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as the “HSR Act” or the “Hart-Scott-Rodino Act”;

•	the New York Stock Exchange, as the “NYSE”;

•	the General Corporation Law of the State of Delaware, as the “DGCL”;

•	the Delaware Limited Liability Company Act, as the “DLLCA”; and

•	the Internal Revenue Code of 1986, as amended, as the “Code.”

Q:    Why have I received these materials?

A:    You are receiving this information statement/proxy statement/prospectus as a stockholder of one or both of El Paso and Kinder Morgan. El Paso has agreed to be acquired by Kinder Morgan pursuant to the terms and subject to the conditions of the merger agreement, which is attached as Annex A and described in more detail elsewhere in this document. See “The Merger Agreement.” The merger agreement provides that the acquisition of El Paso by Kinder Morgan will occur through a series of steps, which are referred to in this document as the “first merger,” the “LLC conversion,” the “second merger” and the “third merger.” These transactions are also described in more detail elsewhere in this document. See “The Merger Agreement—The Transactions.” In connection with the transactions, New El Paso stockholders will be entitled to receive, at their election but subject to proration, cash and/or Kinder Morgan Class P common stock, and in each case, warrants to purchase Kinder Morgan Class P common stock. The merger consideration, proration mechanisms and election procedures are described in more detail in the sections entitled “The Merger Agreement—Transaction Consideration” and “The Transactions—New El Paso Stockholders Making Elections.”

In order to complete the proposed transactions, among other things, El Paso’s and Kinder Morgan’s stockholders must vote on, and approve, proposals that are described in this information statement/proxy statement/prospectus. El Paso and Kinder Morgan will hold separate special meetings of their respective stockholders to seek these approvals. If you are a stockholder of El Paso, you are being asked to cast a vote on certain proposals, including adoption of the merger agreement and the first merger agreement and approval of the transactions contemplated by the merger agreement and the first merger agreement.

This information statement/proxy statement/prospectus serves as the proxy statement through which El Paso will solicit proxies to obtain the necessary approvals for the proposed transactions. It also serves as the prospectus by which Kinder Morgan will issue shares of its Class P common stock and the warrants as part of the merger consideration. This information statement/proxy statement/prospectus contains important information and you should read it carefully and in its entirety.

Questions and Answers for El Paso Stockholders

Q:    What matters are to be voted on at the El Paso special meeting?

A:    The special meeting of El Paso stockholders is being held for the following purposes:

•

Proposal 1: to consider and vote upon a proposal to adopt the merger agreement (which is attached as Annex A) and the first merger agreement (which is attached as Annex B) and to approve the transactions contemplated by the merger agreement and the first merger agreement, including the first merger on the terms set forth in the first merger agreement and the second merger on the terms set forth in the merger agreement;

•

Proposal 2: to consider and vote upon any adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and the first merger agreement at the time of the special meeting;

•

Proposal 3: to consider and cast an advisory (non-binding) vote on the compensation that may be paid or become payable to El Paso’s named executive officers that is based on or otherwise relates to the proposed transactions; and

•	Other Matters: to transact any other business as may properly come before the special meeting or any adjournment or postponement of such special meeting.

Q:    What is the recommendation of El Paso’s board of directors with respect to each proposal?

A:    The board of directors of El Paso recommends that the stockholders of El Paso vote:

•	Proposal 1: “FOR” adoption of the merger agreement and the first merger agreement and approval of the transactions contemplated by the merger agreement and the first merger agreement;

•

Proposal 2: “FOR” any adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and the first merger agreement at the time of the special meeting;

•

Proposal 3: “FOR” the approval on an advisory (non-binding) basis the compensation that may be paid or become payable to El Paso’s named executive officers that is based on or otherwise relates to the proposed transactions; and

•

Other Matters: At this time, El Paso is not aware of any other matters that will be presented for a vote at the El Paso special meeting. If any other matters properly come before the special meeting, the proxy holders will have the discretion to vote upon such matters in accordance with their best judgment. To the extent El Paso receives proper notice of a stockholder’s intent to bring a matter before the special meeting, El Paso will advise stockholders in advance of the special meeting as to how the proxies intend to vote on such matter.

El Paso’s board of directors has approved and declared advisable the merger agreement and the first merger agreement and the transactions contemplated by the merger agreement and the first merger agreement, including the first merger on the terms set forth in the first merger agreement, and the second merger on the terms set forth in the merger agreement. See “The Transactions—Recommendation of El Paso’s Board of Directors and Reasons for the Transactions.”

In considering the recommendation of the El Paso board of directors with respect to the merger agreement and the first merger agreement and the transactions contemplated by the merger agreement and the first merger agreement, you should be aware that some of El Paso’s directors and executive officers may have interests that are different from, or in addition to, the interests of El Paso stockholders more generally. See “The Transactions—Interests of Certain El Paso Persons in the Transactions.”

Q:    When and where is the El Paso special meeting?

A:    The El Paso special meeting will be held on [                    ], 2012, beginning at [            ], local time, at [            ], unless postponed or adjourned to a later date.

Q:    Who can attend the El Paso special meeting?

A:    You are entitled to attend the El Paso special meeting only if you are an El Paso stockholder of record or a beneficial owner as of the record date, if you hold a valid proxy for the special meeting or if you are an invited guest of El Paso.

If your shares are registered directly in your name with El Paso’s transfer agent, you are a stockholder of record, and stockholders of record who wish to attend the special meeting in person must bring government-issued photo identification to the special meeting.

If your shares are held in “street name” through a broker, bank, trustee or other nominee, you are a beneficial owner, and beneficial owners will need to show proof of beneficial ownership and government-issued photo identification in order to be admitted to the special meeting.

If you are a proxy holder for an El Paso stockholder, you will need to bring a validly executed proxy naming you as the proxy holder, proof of record or beneficial ownership of the El Paso stockholder naming you as proxy holder and government-issued photo identification.

No cameras, recording equipment or other electronic devices will be allowed in the meeting room. Please read carefully the requirements for attendance set forth in “El Paso Special Meeting,” since failure to comply may prevent you from attending the El Paso special meeting.

Q:    Who can vote at the El Paso special meeting?

A:    All El Paso stockholders who held shares of record at the close of business on [                    ], 2011, the record date for the special meeting, are entitled to receive notice of and to vote at the special meeting and any adjournment or postponement of the special meeting, provided that such shares remain outstanding on the date of the special meeting.

Q:    How many shares of El Paso common stock were outstanding on the record date?

A:    There were [            ] shares of El Paso common stock outstanding at the close of business on [                    ], 2011.

Q:    What constitutes a quorum for the El Paso special meeting?

A:    In order for business to be conducted at the special meeting, a quorum must be present. A quorum requires the presence, in person or by proxy, of holders of a majority of the outstanding shares of El Paso common stock entitled to vote at the special meeting. For purposes of determining whether there is a quorum, all shares that are present, including abstentions and broker non-votes, will count towards the quorum.

Q:    How do I vote my El Paso shares?

A:    If you are a stockholder of record, you may vote your El Paso shares by proxy electronically via the Internet, by telephone or by sending in an appropriately completed paper proxy card, or you may vote your shares in person by ballot at the El Paso special meeting. You can specify how you want your El Paso shares voted on each proposal by marking the appropriate boxes on the proxy card or indicating your vote on each proposal via the Internet or by telephone. Please review the voting instructions on the proxy card and carefully read this information statement/proxy statement/prospectus prior to voting. See “El Paso Special Meeting.”

Q:    If I am planning on attending the El Paso special meeting in person, should I still submit a proxy?

A:    Yes. Whether or not you plan to attend the special meeting, you should submit a proxy. Even if you submit a proxy, you may change your vote by voting in person by ballot at the special meeting. Attendance at the special meeting will not, in and of itself, serve to revoke your proxy.

Q:     How do I vote if my shares are held in “street name”?

A:    If you are a beneficial owner holding your shares in “street name,” you should direct your broker, bank, trustee or other nominee on how to vote the shares. You should complete a voting instruction card provided to you by your broker, bank, trustee or other nominee or provide your voting instructions via Internet or by telephone, if Internet or telephone voting is made available to your broker, bank, trustee or other nominee. If you wish to vote in person at the meeting, you must first obtain from the broker, bank, trustee or other nominee that is the holder of record of your shares a proxy issued in your name.

Your broker, bank, trustee or other nominee does not have discretionary voting on Proposals 1, 2 and 3, which means that such broker, bank, trustee or other nominee will not be able to vote your El Paso shares on these proposals without instructions from you. See “El Paso Special Meeting.”

Q:    Can I change my vote after I have delivered my proxy?

A:    Yes. You can change your vote at any time before your shares are voted at the El Paso special meeting. If you are a holder of record, you can do so in any of the following ways:

•

sending a written notice of revocation to El Paso Corporation, Attn: Corporate Secretary, 1001 Louisiana Street, Houston, Texas, 77002, which must be received before your shares are voted at the special meeting;

•

properly submitting a new proxy card, which must be received before your shares are voted at the special meeting (in which case only the later-submitted proxy is counted and your earlier proxy is revoked);

•	voting via Internet or by telephone at a later date (in which case only the later-submitted proxy is counted and your earlier proxy is revoked); or

•	attending the El Paso special meeting and voting by ballot in person.

If you are a beneficial owner holding your shares in “street name,” you may change your vote only by submitting new voting instructions to your broker, bank, trustee or other nominee. See “El Paso Special Meeting.”

Q:    What if I receive more than one set of proxy cards or more than one e-mail instructing me to vote?

A:    If you receive more than one set of proxy cards or more than one e-mail instructing you to vote, it means your shares are registered in more than one name or are registered in different accounts. Please complete, date, sign and return each proxy card or respond to each e-mail, to ensure that all your shares are voted.

Q:    Who is the inspector of election?

A:    The board of directors of El Paso has appointed a representative of [                    ] to act as the inspector of election at the El Paso special meeting.

Q:    What if I do not vote on the proposed transactions?

A:    If you fail to respond with a vote on Proposal 1, the merger proposal, or if you respond and indicate that you are abstaining from voting on such Proposal, it will have the same effect as a vote against Proposal 1. If you are a beneficial owner holding your shares in “street name” and do not provide voting instructions to the broker, bank, trustee or other nominee that holds your shares of record (referred to as a “broker non-vote”), such broker non-vote will have the same effect as a vote against Proposal 1.

Q:    Where can I find the voting results of the El Paso special meeting?

A:    The preliminary voting results will be announced at the El Paso special meeting. In addition, within four business days following certification of the final voting results, El Paso intends to file the final voting results with the SEC on Form 8-K.

Q:    What are the proposed transactions with Kinder Morgan upon which I am being asked to vote?

A:    On October 16, 2011, El Paso, New El Paso, Merger Sub One, Kinder Morgan, Merger Sub Two and Merger Sub Three entered into the merger agreement attached as Annex A.

The merger agreement contemplates the acquisition of El Paso by Kinder Morgan through a series of steps:

•

The First Merger: First, Merger Sub One will merge with and into El Paso, with El Paso as the surviving corporation. This merger is referred to in this document as the “first merger” and the surviving corporation of the first merger is referred to as the “EP Surviving Company.” The first merger will occur on the terms and subject to the conditions of the first merger agreement. At the effective time of the first merger, each share of El Paso common stock will be converted into a share of New El Paso common stock.

•	The LLC Conversion: Second, the EP Surviving Company will be converted from a Delaware corporation into a Delaware limited liability company.

•

The Second Merger: Third, at least twenty days after the LLC conversion, Merger Sub Two will merge with and into New El Paso, with New El Paso as the surviving corporation. This merger is referred to in this document as the “second merger,” and the surviving corporation of the second merger is referred to as the “New EP Surviving Company.” At the effective time of the second merger, each share of New El Paso common stock will be converted into the right to receive the merger consideration, as described below. It is upon completion of this step that El Paso stockholders, who will be New El Paso stockholders following the first merger, will be entitled to receive the merger consideration in exchange for their shares.

•	The Third Merger: Last, the New EP Surviving Company will merge with and into Merger Sub Three, with Merger Sub Three as the surviving limited liability company.

Upon completion of the transactions, El Paso will be a direct, wholly owned subsidiary of Merger Sub Three, and Merger Sub Three, in turn, will be a direct, wholly owned subsidiary of Kinder Morgan. See “The Merger Agreement—The Transactions.”

Q:    What will I receive for my El Paso shares in the proposed transactions with Kinder Morgan?

A:    At the effective time of the first merger, each outstanding share of El Paso common stock will be converted into one share of New El Paso common stock. At the effective time of the second merger, each share of New El Paso common stock issued and outstanding immediately prior to the effective time of the second merger (excluding shares held by New El Paso in treasury, any shares held by Kinder Morgan, Merger Sub Two or Merger Sub Three and any shares held by any other subsidiary of Kinder Morgan or New El Paso and dissenting shares in accordance with Delaware law) will be converted into the right to receive, at the election of the holder but subject to proration with respect to the stock and cash portion so that approximately 57% of the aggregate merger consideration (excluding the warrants) is paid in cash and approximately 43% (excluding the warrants) is paid in Kinder Morgan Class P common stock, one of the following:

•

0.9635 of a share of Kinder Morgan Class P common stock and 0.640 of a warrant (referred to as the “Per Share Warrant Consideration”) to purchase one share of Kinder Morgan Class P common stock (any such election referred to as a “stock election”);

•	$25.91 in cash without interest and the Per Share Warrant Consideration (any such election referred to as a “cash election”); or

•	0.4187 of a share of Kinder Morgan Class P common stock, $14.65 in cash without interest and the Per Share Warrant Consideration (any such election referred to as a “mixed election”).

See “The Merger Agreement—Transaction Consideration.”

Q:    What will happen to my El Paso stock options, restricted shares and performance-based restricted stock units in the proposed transactions with Kinder Morgan?

A:    At the effective time of the first merger, each outstanding stock option to purchase shares of El Paso common stock, restricted share of El Paso common stock and performance-based restricted stock unit will be converted into an equivalent award of New El Paso. At the effective time of the second merger, each such converted stock option, restricted share and performance-based restricted stock unit will be converted into the right to receive, at the election of the holder (which election will apply to all, but not less than all, of such holder’s outstanding equity awards), but subject to proration, as described elsewhere in this document, with respect to the cash portion, either cash or a mixture of cash and shares of Kinder Morgan Class P common stock for all shares subject to such awards (in the case of stock options, less the aggregate exercise price). Such holders will also receive the warrants as part of the merger consideration. In the case of performance-based restricted stock units, performance will be deemed to be attained at target. See “The Merger Agreement—Treatment of New El Paso Stock Options, Restricted Shares, Performance Restricted Stock Units and Employee Stock Purchase Plan.”

Q:    What will happen to El Paso shares held in the El Paso 401(k) plan?

A:    As of the date of this document, shares of El Paso common stock are held by the El Paso Corporation Retirement Savings Plan trust (referred to as the “401(k) Trust”). At the effective time of the second merger, such shares are expected to be converted into the merger consideration pursuant to the terms and conditions described above for other outstanding shares of El Paso common stock and in accordance with the terms and conditions of the El Paso Corporation Retirement Savings Plan and 401(k) Trust. El Paso anticipates taking certain actions required to ensure that the acquisition by the 401(k) Trust of warrants to purchase shares of Kinder Morgan Class P common stock in connection with the transactions, and the subsequent holding and disposition by the 401(k) Trust of such warrants, will comply with applicable law.

Q:    What are the terms of the warrants to be used as part of the merger consideration?

A:    The warrants will be issued pursuant to a warrant agreement in the form of and on the terms specified in the form of warrant agreement (attached as Annex D to this document). Each warrant will entitle its holder to purchase one share of Kinder Morgan Class P common stock at an exercise price of $40.00 per share, subject to specified adjustments, at any time during the 5-year period following the closing of the transactions. See “The Warrant Agreement.”

Q:    Why is El Paso proposing the transactions with Kinder Morgan?

A:    In the course of reaching its decision to approve the merger agreement and the first merger agreement and the transactions contemplated by the merger agreement and the first merger agreement, El Paso’s board of directors considered a number of factors in its deliberations. For a more complete discussion of these factors, see “The Transactions—Recommendation of El Paso’s Board of Directors and Reasons for the Transactions.”

Q:    What votes of El Paso stockholders are needed to approve the proposed transactions with Kinder Morgan?

A:    The affirmative vote, in person or by proxy, of the holders of a majority of the outstanding shares of El Paso common stock is required to approve the proposed transactions with Kinder Morgan.

Q:    How and when do I make my cash, stock or mixed election?

A:    You will receive a form of election in a separate mailing following the El Paso special meeting. You should carefully review and follow the instructions accompanying that form of election. You will make your cash, stock or mixed election by properly completing, signing and returning the form of election along with stock certificates (or evidence of shares in book-entry form) representing El Paso shares to Computershare Trust Company, N.A., the entity expected to serve as exchange agent in connection with the transactions.

Do NOT submit any stock certificates (or evidence of shares in book-entry form) with your proxy card.

For more details on the election procedures, see “The Transactions—New El Paso Stockholders Making Elections.”

Q:    Can I change my election after the form of election has been submitted?

A:    Yes. You may revoke your election prior to the election deadline by submitting a written notice of revocation to the exchange agent or by submitting new election materials. Revocations must specify the name in which your shares are registered on the stock transfer books of El Paso and such other information as the exchange agent may request. If you wish to submit a new election, you must do so in accordance with the election procedures described in this information statement/proxy statement/prospectus and in the form of election that you will receive in a separate mailing. If you instructed a broker, bank, trustee or other nominee to submit an election for your shares, you must follow the directions of your broker, bank, trustee or other nominee for changing those instructions. Whether you revoke your election by submitting a written notice of revocation or by submitting new election materials, the notice of materials must be received by the exchange agent by the election deadline in order for the revocation or new election to be valid. See “The Transactions—New El Paso Stockholders Making Elections—Election Revocation and Changes.”

Q:    How may I transfer El Paso shares after I make my election?

A:    El Paso stockholders who have made elections will be unable to sell or otherwise transfer their shares after making the election, unless the election is properly revoked before the election deadline or unless the merger agreement is terminated. See “The Transactions—New El Paso Stockholders Making Elections—Impact of Selling Shares as to which an Election has Already Been Made.”

Q:    What if I do not send a form of election or it is not received?

A:    If the exchange agent does not receive a properly completed form of election from you before the election deadline, together with any stock certificates (or evidence of shares in book-entry form) representing the shares you wish to exchange for the merger consideration, properly endorsed for transfer, book-entry transfer shares or a guarantee of delivery and any additional documents required by the procedures set forth in the form of election, then you will have no control over the type of merger consideration you receive. El Paso stockholders not making an election will be deemed to have made a mixed election. See “The Transactions—New El Paso Stockholders Making Elections—Non-Electing Holders.” You bear the risk of delivery and should send any form of election by courier or by hand to the appropriate address shown in the form of election.

If you do not make a valid election with respect to any El Paso shares you own of record, you will receive written instructions from the exchange agent after completion of the proposed transactions on how to exchange your El Paso shares for the merger consideration.

Q:    May I submit a form of election even if I do not vote to adopt the merger agreement and the first merger agreement and to approve the transactions contemplated by the merger agreement and the first merger agreement?

A:    Yes. You may submit a form of election even if you vote against the adoption of the merger agreement and the first merger agreement and approval of the transactions contemplated by the merger agreement and the first merger agreement or if you abstain from voting.

Q:    How will I receive the merger consideration to which I am entitled?

A:    You will be paid the merger consideration as promptly as practicable after the effective time of the second merger and after receipt by the exchange agent of your stock certificates (or evidence of shares in book-entry form), a duly executed letter of transmittal and any additional documents required by the procedures set forth in the form of election. In lieu of any fractional shares of Kinder Morgan Class P common stock or warrants to which an El Paso stockholder would otherwise be entitled, such stockholder will receive cash. No interest will be paid or accrued on any cash amounts received as merger consideration or in lieu of any fractional shares or warrants. See “The Transactions—Exchange of Shares.”

Q:    What happens if I sell my El Paso shares after the record date but before the special meeting?

A:    If you transfer your El Paso shares after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting (provided that such shares remain outstanding on the date of the special meeting), but you will not have the right to receive the merger consideration. In order to receive the merger consideration, you must hold your shares through the completion of the transactions.

Q:    Am I entitled to appraisal rights under the DGCL instead of receiving the merger consideration?

A:    Yes. As a holder of El Paso common stock, you are entitled to exercise appraisal rights under Delaware law in connection with the second merger by taking certain actions and meeting certain conditions. Holders of El Paso common stock do not, however, have appraisal rights in connection with the first merger.

See “The Transactions—Appraisal Rights in Connection with the Second Merger” and “The First Merger Agreement.” In addition, a copy of Section 262 of the DGCL is attached to this document as Annex H.

Q:    What are the expected tax consequences to El Paso stockholders of the proposed transactions with Kinder Morgan?

A:    The parties intend for each of (1) the first merger and the LLC conversion, taken together, and (2) the second merger and the third merger, taken together, to be treated as a “reorganization” for United States federal income tax purposes within the meaning of Section 368(a) of the Code.

It is a condition to El Paso’s obligation and Kinder Morgan’s obligation to complete the transactions that El Paso receive an opinion from Wachtell, Lipton, Rosen & Katz, dated as of the date of the first merger, to the effect that the first merger and the LLC conversion, taken together, will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. It is also a condition to El Paso’s obligation and Kinder Morgan’s obligation to complete the transactions that El Paso receive an opinion from Wachtell, Lipton, Rosen & Katz, dated as of the closing date of the second merger and the third merger, to the effect that the second merger and third merger, taken together, will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In addition, in connection with the filing of the registration statement of which this document is a part, Wachtell, Lipton, Rosen & Katz has delivered an opinion to El Paso and Kinder Morgan to the same effect as the opinion described above. These opinions will be based on facts, representations and assumptions set forth or referred to in the opinions and on representation letters provided by El Paso and Kinder Morgan.

Accordingly, and based on the foregoing opinions, in general, (a) a holder of El Paso common stock will not recognize any gain or loss on the exchange of such holder’s El Paso common stock for New El Paso common stock in the first merger, and (b) a holder of New El Paso common stock who receives consideration including Kinder Morgan Class P common stock in the second merger will recognize gain (but not loss) on the exchange of such holder’s New El Paso common stock for Kinder Morgan Class P common stock and/or cash (other than cash received in lieu of a fractional share or fractional warrant) and warrants in an amount equal to the lesser of (1) the sum of the amount of cash and the fair market value of the Kinder Morgan Class P common stock and warrants received by such holder in the exchange, minus the adjusted tax basis of such holder’s New El Paso common stock surrendered in exchange therefor, and (2) the amount of cash (other than cash in lieu of a fractional share or fractional warrant) received by such holder in the exchange. The second merger will be a fully taxable transaction to a holder who receives solely cash and warrants in the second merger.

The tax consequences of the transactions to each holder of El Paso common stock may depend on such holder’s particular facts and circumstances. El Paso shareholders are urged to consult their tax advisors to understand fully the consequences to them of the transactions in their specific circumstances. A discussion of the material U.S. federal income tax consequences of the transactions can be found in the section entitled “The Transactions—Material U.S. Federal Income Tax Consequences of the Transactions.”

Q:    What do I need to know about the first merger and the first merger agreement?

A:    If you vote in favor of Proposal 1, you are voting in favor of, among other things, adoption of the first merger agreement and approval of the first merger.

The first merger is an internal step occurring among El Paso and two of its merger subsidiaries. El Paso’s indirect, wholly owned subsidiary will be merged with and into it, and El Paso will continue as the surviving corporation. At the effective time of the first merger, each share of El Paso common stock will be converted into a share of New El Paso common stock. This will result in a new holding company structure but will not affect the merger consideration that El Paso stockholders will receive at the effective time of the second merger. Pursuant to the terms of the first merger agreement, the first merger will take place only if El Paso stockholders vote in favor of Proposal 1.

For additional details on the first merger and the terms of the first merger agreement, see “The First Merger Agreement” and refer to the full text of the first merger agreement, a copy of which is attached as Annex B.

Q:    What are the terms of the voting agreement entered into in connection with the merger agreement?

A:    Simultaneously with the execution of the merger agreement, El Paso entered into a voting agreement with certain of Kinder Morgan’s stockholders who currently hold, in the aggregate, approximately 75% of the voting power of Kinder Morgan. Pursuant to the terms of the voting agreement, these stockholders agreed, among other things, to vote their shares of Kinder Morgan voting common stock in favor of the issuance of Kinder Morgan Class P common stock and warrants to be issued as part of the merger consideration and of Kinder Morgan Class P common stock issuable upon exercise of the warrants. In addition, these stockholders agreed to retain collectively, until Kinder Morgan stockholder approval of such issuance is obtained or until the voting agreement is terminated, whichever is earlier, an amount of shares of Kinder Morgan voting common stock that is sufficient to approve such issuance of Kinder Morgan Class P common stock and warrants.

For additional details on the terms of the voting agreement, see “The Voting Agreement” and refer to the full text of the agreement, a copy of which is attached as Annex C.

Q:    Is completion of the proposed transactions with Kinder Morgan subject to any conditions?

A:    Yes. The completion of the proposed transactions is subject to satisfaction or waiver of a number of closing conditions, including:

•	Approval of the issuance of Kinder Morgan Class P common stock and warrants by Kinder Morgan stockholders;

•

Approval for listing of the shares of Kinder Morgan Class P common stock that are deliverable to the stockholders of New El Paso as contemplated by the merger agreement on the NYSE and of the warrants that are deliverable to the stockholders of New El Paso as contemplated by the merger agreement on the NYSE, NASDAQ or such other exchanges, electronic trading networks or other suitable trading platforms as reasonably agreed by El Paso and Kinder Morgan;

•	There being no law or injunction preventing or prohibiting consummation of the transactions;

•	Expiration or termination of any applicable waiting period under the HSR Act;

•	Effectiveness of a registration statement on Form S-4;

•	Subject to specified materiality standards, the accuracy of the representations and warranties of the other party;

•	Compliance by the other party in all material respects with its covenants;

•	There not being a reduction in El Paso’s good faith estimate of its net operating loss carryforwards for income tax purposes below $2.6 billion; and

•	El Paso’s receipt of a tax opinion from outside legal counsel.

The completion of the proposed transactions is not, however, conditioned on receipt of financing by Kinder Morgan. See “The Merger Agreement—Conditions to Completion of the Transactions” and “—Financing Covenant; El Paso Cooperation.”

Q:    When are the proposed transactions with Kinder Morgan expected to be completed?

A:    El Paso and Kinder Morgan hope to complete the transactions as soon as reasonably practicable and currently expect the closing of the second merger to occur in the second quarter of 2012. However, the transactions are subject to stockholder approvals and regulatory approvals and the satisfaction or waiver of other conditions, as described in the merger agreement, and it is possible that factors outside the control of El Paso or Kinder Morgan could result in the second merger being completed at an earlier time, a later time or not at all. There can be no assurance as to when or if the second merger will close.

Q:    What happens if the merger agreement is terminated?

A:    The merger agreement contains certain termination rights for both El Paso and Kinder Morgan, which are described in more detail in “The Merger Agreement—Termination.” The merger agreement also provides that, upon termination of the merger agreement, under certain circumstances, El Paso may be required to pay Kinder Morgan a termination fee of $650 million or, in certain other circumstances, to reimburse Kinder Morgan for up to $20 million of its expenses plus certain of Kinder Morgan’s financing-related expenses. In addition, the termination of the merger agreement will not relieve the parties from liability for fraud or willful breach of any covenant or agreement contained in the merger agreement. See “The Merger Agreement—Termination Fee.”

Q:    Are there risks associated with the proposed transactions with Kinder Morgan that I should consider in deciding how to vote?

A:    Yes. There are a number of risks associated with all business combinations, including the proposed transactions. These risks and other risks particular to the proposed transactions are discussed in more detail in the section entitled “Risk Factors.” You are encouraged to read this entire section with particular care and also to refer to the SEC filings of El Paso incorporated by reference into this document. See the section entitled “Where You Can Find More Information.”

Q:    What happens if the proposed transactions with Kinder Morgan are not completed?

A:    If the merger agreement and first merger agreement are not adopted and the transactions contemplated by the merger agreement and the first merger agreement are not approved by El Paso stockholders, or if the transactions are not completed for any other reason, El Paso stockholders will not receive the merger consideration.

Q:    Why am I being asked to consider and cast an advisory (non-binding) vote on the compensation that may be paid or become payable to El Paso’s named executive officers that is based on or otherwise relates to the proposed transactions?

A:    In July 2010, the SEC adopted new rules that require El Paso to seek a non-binding, advisory vote with respect to certain compensation that may be paid or become payable to El Paso’s named executive officers that is based on or otherwise relates to the proposed transactions (such payments referred to as “change of control payments”). See “El Paso Special Meeting—Proposal No. 3—Advisory Vote on Change of Control Payments to El Paso Named Executive Officers.”

Q:    What will happen if El Paso stockholders do not approve, on an advisory (non-binding) basis, the change of control payments?

A:    The vote on the change of control payments is a vote separate and apart from the vote to adopt the merger agreement and the first merger agreement and to approve the transactions contemplated by the merger agreement and the first merger agreement. Accordingly, you may vote in favor of Proposal 3 and not in favor of Proposal 1, or vice versa. Approval of the change of control payments on an advisory (non-binding) basis is not a condition to consummation of the proposed transactions with Kinder Morgan, and it is advisory in nature only, meaning it will not be binding on either El Paso or Kinder Morgan. Accordingly, because El Paso is contractually obligated to pay the compensation, if the proposed transactions with Kinder Morgan are completed, the compensation will be payable, subject only to the conditions applicable to such compensation payments, regardless of the outcome of the advisory vote.

Q:    Who can help answer my questions?

A:    You may contact El Paso’s proxy solicitor, MacKenzie Partners, Inc., with any questions about the proposals or how to vote or to request additional copies of any materials at:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Call Collect: (212) 929-5500

Toll Free: (800) 322-2885

Questions	and Answers for Kinder Morgan Stockholders

Q:    Why have I received this information statement/proxy statement/prospectus?

A:    This document is being delivered to you as an information statement to provide you notice of Kinder Morgan’s special meeting and other information.

Q:    What actions are going to be taken by Kinder Morgan?

A:    Assuming the first merger agreement and the merger agreement are approved and adopted by El Paso’s stockholders, and the transactions are thereafter completed, El Paso will become a wholly owned subsidiary of Kinder Morgan, and Kinder Morgan will pay to New El Paso stockholders (who, prior to the first merger, were El Paso stockholders), at the election of such stockholders but subject to proration, cash and/or newly issued shares of Kinder Morgan Class P common stock and, in each case, warrants to purchase shares of Kinder Morgan Class P common stock.

Q:    Is Kinder Morgan soliciting proxies to vote on any of these matters at the special meeting?

A:    No. Richard Kinder and certain other stockholders of Kinder Morgan who are party to a voting agreement with El Paso and who currently hold, in the aggregate, approximately 75% of the voting power of Kinder Morgan have agreed to vote their shares of Kinder Morgan voting common stock at the Kinder Morgan special meeting, in favor of the share and warrant issuance proposal. In addition, these stockholders agreed to retain collectively, until Kinder Morgan stockholder approval of such issuance is obtained or until the voting agreement is terminated, whichever is earlier, an amount of Kinder Morgan stock that is sufficient to approve the share and warrant issuance proposal. As a result, approval at the Kinder Morgan special meeting of the share and warrant issuance proposal is assured and no additional votes by other Kinder Morgan stockholders are required to effectuate the transactions.

Q:    If the vote is already assured, why is the Kinder Morgan board of directors holding a special meeting?

A:    The certificate of incorporation of Kinder Morgan requires that any vote or similar action required or permitted to be taken by holders of Kinder Morgan Class P common stock must be effected at a duly called annual or special meeting of holders of Kinder Morgan common stock who would be entitled to vote on the particular action.

Q:    What is the recommendation of Kinder Morgan’s board of directors with respect to the share and warrant issuance proposal?

A:    The Kinder Morgan board of directors recommends that the holders of Kinder Morgan voting common stock vote “FOR” the share and warrant issuance proposal.

Q:    Will any other matters be presented for a vote at the Kinder Morgan special meeting?

A:    At this time, Kinder Morgan is not aware of any other matters that will be presented for a vote at the Kinder Morgan special meeting.

Q:    When and where is the Kinder Morgan special meeting?

A:    The Kinder Morgan special meeting will be held at [        ], local time, on [                    ], 2012 at [        ].

Q:    Who can attend the Kinder Morgan special meeting?

A:    You are entitled to attend the special meeting if you are a holder of record or a beneficial owner of Kinder Morgan Class P common stock or Class A common stock as of the record date, if you hold a valid proxy to vote at the special meeting or if you are an invited guest of Kinder Morgan. See “Kinder Morgan Special Meeting.”

Q:    Who can vote at the Kinder Morgan special meeting?

A:    Holders of record at the close of business on [                    ], 2011, the record date for the Kinder Morgan special meeting, of Kinder Morgan voting common stock will be entitled to notice of, and to vote at, the Kinder Morgan special meeting with respect to the proposal described above. Each of the shares of Kinder Morgan voting common stock issued and outstanding on the record date is entitled to one vote at the special meeting. However, because approval of the proposal is assured, Kinder Morgan’s board of directors is not soliciting your proxy to vote for the share and warrant issuance proposal.

Q:    What is a quorum?

A:    In order for business to be conducted at the special meeting, a quorum must be present. A majority of the outstanding shares entitled to vote, present in person or by proxy, shall constitute a quorum.

Q:    What will I receive in the transactions?

A:    If the transactions are completed, Kinder Morgan stockholders will not receive any merger consideration and will continue to hold their shares of Kinder Morgan stock.

Q:    How many shares of Kinder Morgan Class P common stock will be issued in the transactions?

A:    Pursuant to the merger agreement, Kinder Morgan expects to issue approximately 329.1 million shares of Kinder Morgan Class P common stock, with the exact number of shares of Kinder Morgan Class P common stock to be issued dependent upon the number of shares of New El Paso common stock issued and outstanding as of the effective time of the second merger.

Q:    How many warrants to purchase shares of Kinder Morgan Class P common stock will be issued in the transactions?

A:    Pursuant to the merger agreement, Kinder Morgan expects to issue approximately 503.1 million warrants to purchase shares of Kinder Morgan Class P common stock, with the exact number of warrants to be issued dependent on the number of shares of New El Paso common stock issued and outstanding as of the effective time of the second merger.

Q:    Are there risks associated with these matters that I should be aware of?

A:    Yes. You should consider the risk factors set out in the section entitled “Risk Factors.”

Q:    When do you expect the transactions to be completed?

A:    Kinder Morgan and El Paso hope to complete the transactions as soon as reasonably practicable and currently expect the closing of the second merger to occur in the second quarter of 2012. However, the transactions are subject to stockholder approvals, regulatory approvals and the satisfaction or waiver of other conditions, as described in the merger agreement, and it is possible that factors outside the control of Kinder Morgan or El Paso could result in the second merger being completed at an earlier time, a later time or not at all. There can be no assurance as to when or if the second merger will close.

Q:    Do I have dissenters’ rights or appraisal rights in connection with any of these transactions?

A:    Holders of shares of Kinder Morgan stock are not entitled to any dissenters’ rights or appraisal rights under the DGCL in connection with the second merger or any of the related transactions.

Q:    Who can help answer my questions?

A:    If you have any questions about any of these matters, including the transactions, or if you need additional copies of this document, you should contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Call Collect: (212) 929-5500

Toll Free: (800) 322-2885

SUMMARY

This summary highlights selected information described in more detail elsewhere in this document and the documents incorporated herein by reference, and may not contain all of the information that is important to you. To understand the transactions and the matters being voted on by Kinder Morgan and El Paso stockholders at their respective special meetings more fully, and to obtain a more complete description of the legal terms of the merger agreement, you should carefully read this entire document, including the Annexes, and the documents to which Kinder Morgan and El Paso refer you. Please see “Where You Can Find More Information.”

The Parties

Kinder Morgan, Inc.

500 Dallas Street, Suite 1000

Houston, Texas 77002

(713) 369-9000

Kinder Morgan is a publicly traded Delaware corporation, whose stock trades on the NYSE under the ticker “KMI.” Kinder Morgan is a leading pipeline transportation and energy storage company in North America. It owns an interest in or operates more than 37,000 miles of pipeline and 180 terminals. Its pipelines transport natural gas, gasoline, crude oil, CO2 and other products, and its terminals store petroleum products and chemicals and handle such products as ethanol, coal, petroleum coke and steel. Kinder Morgan owns the general partner interest of Kinder Morgan Energy Partners, L.P., referred to as “KMP,” one of the largest publicly-traded pipeline limited partnerships in America. Combined, Kinder Morgan and KMP constitute the largest mid-stream energy entity in the United States with an enterprise value of approximately $55 billion.

More information about Kinder Morgan is also available on its website, www.kindermorgan.com. See also “Information About Kinder Morgan” and “Additional Information About Kinder Morgan.” You should read carefully the business and financial information contained in this document.

Sherpa Merger Sub, Inc.

500 Dallas Street, Suite 1000

Houston, Texas 77002

(713) 369-9000

Sherpa Merger Sub, Inc., a Delaware corporation, is a direct wholly owned subsidiary of Kinder Morgan that was formed solely in contemplation of the transactions, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than as set forth in the merger agreement. Sherpa Merger Sub, Inc. has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the merger agreement.

Sherpa Acquisition, LLC

500 Dallas Street, Suite 1000

Houston, Texas 77002

(713) 369-9000

Sherpa Acquisition, LLC, a Delaware limited liability company, is a direct wholly owned subsidiary of Kinder Morgan that was formed solely in contemplation of the transactions, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than as set forth in the merger agreement. Sherpa Acquisition, LLC has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the merger agreement.

El Paso Corporation

1001 Louisiana Street

Houston, Texas 77002

(713) 420-2600

El Paso Corporation is a publicly traded Delaware corporation, whose common stock trades on the NYSE under the ticker “EP.” It is an energy company that operates primarily in the natural gas transmission, exploration and production sectors of the energy industry. El Paso’s purpose is to provide natural gas and related energy products in a safe, efficient and dependable manner. It offers natural gas transmission services to a range of customers, including natural gas producers, marketers and end-users, as well as other natural gas transmission, distribution and electric generation companies. El Paso’s operations are conducted through two core segments: (1) pipelines and (2) exploration and production. El Paso is also the general partner of El Paso Pipeline Partners, L.P, referred to as “EPB.”

More information about El Paso is also available on its website, www.elpaso.com. See also “Information About El Paso.” You should read carefully the business and financial information contained in this document and the documents incorporated by reference into this document, a list of which is contained in the section entitled “Where You Can Find More Information.”

Sirius Holdings Merger Corporation

1001 Louisiana Street

Houston, Texas 77002

(713) 420-2600

Sirius Holdings Merger Corporation, a Delaware corporation, is a direct, wholly owned subsidiary of El Paso Corporation. It was formed by El Paso solely for the purpose of engaging in the transactions contemplated by the merger agreement, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than as set forth in the merger agreement and the first merger agreement. Sirius Holdings Merger Corporation has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the merger agreement.

Sirius Merger Corporation

1001 Louisiana Street

Houston, Texas 77002

(713) 420-2600

Sirius Merger Corporation, a Delaware corporation, is a direct, wholly owned subsidiary of Sirius Holdings Merger Corporation and an indirect, wholly owned subsidiary of El Paso Corporation. It was formed by El Paso solely for the purpose of engaging in the transactions contemplated by the merger agreement, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than as set forth in the merger agreement and the first merger agreement. Sirius Merger Corporation has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the merger agreement.

The Transactions

El Paso stockholders are receiving this document in connection with El Paso’s solicitation of proxies for its special meeting of stockholders to vote on, among other things, the proposal to adopt the merger agreement and the first merger agreement and to approve the transactions contemplated by the merger agreement and the first merger agreement.

Kinder Morgan and El Paso, among others, have entered into the merger agreement. Kinder Morgan stockholders are receiving this document to inform them of the special meeting of Kinder Morgan stockholders to vote on the share and warrant issuance proposal. Richard Kinder and certain other stockholders of Kinder Morgan who currently hold, in the aggregate, approximately 75% of the voting power of Kinder Morgan, have agreed to vote their shares of Kinder Morgan voting common stock in favor of the share and warrant issuance proposal. In addition, these stockholders agreed to retain collectively, until the approval of the share and warrant issuance proposal or until the voting agreement is terminated, whichever is earlier, an amount of shares of Kinder Morgan voting common stock that is sufficient to approve the share and warrant issuance proposal. As a result, approval of the share and warrant issuance proposal at the Kinder Morgan special meeting is assured and no additional votes by other Kinder Morgan stockholders are required to effectuate the transactions.

El Paso stockholders are receiving this document in connection with El Paso’s solicitation of proxies for its special meeting of stockholders to vote on, among other things, the proposal to adopt the merger agreement and the first merger agreement and to approve the transactions contemplated by the merger agreement and the first merger agreement.

Structure of the Transactions (See page 180)

Upon the terms and subject to the conditions set forth in the merger agreement and in accordance with the DGCL and the DLLCA: (1) at the effective time of the first merger, Merger Sub One will merge with and into El Paso, with El Paso being the surviving corporation; (2) immediately thereafter, El Paso, as the surviving company of the first merger and a wholly owned subsidiary of New El Paso, will be converted into a Delaware limited liability company; (3) at least twenty days thereafter, Merger Sub Two will merge with and into New El Paso, with New El Paso being the surviving corporation and becoming a wholly owned subsidiary of Kinder Morgan; and (4) immediately thereafter, the surviving company of the second merger will merge with and into Merger Sub Three, with Merger Sub Three as the surviving company and remaining a wholly owned subsidiary of Kinder Morgan. The effect of the first merger will be that shares of El Paso common stock will be converted into shares of New El Paso common stock on a one-for-one basis. Similarly, each outstanding equity award with respect to El Paso common stock will be converted, on the same terms and conditions, into an equivalent equity award with respect to New El Paso common stock. At the effective time of the first merger, shares of El Paso common stock will cease to trade on the NYSE and the shares of New El Paso common stock will commence trading on the NYSE. The effect of the second merger will be that New El Paso and El Paso, a wholly owned subsidiary of New El Paso as a result of the first merger, will be acquired by Kinder Morgan and shares of New El Paso common stock will no longer be publicly traded.

Transaction Consideration (See page 188)

Upon completion of the first merger, each share of El Paso common stock issued and outstanding immediately prior to the effective time of the first merger will be converted into and exchanged for one share of New El Paso common stock. The rights pertaining to New El Paso common stock will be the same as the rights pertaining to El Paso common stock. Similarly, each outstanding equity award with respect to El Paso common stock will be converted, on the same terms and conditions, into an equivalent equity award with respect to New El Paso common stock.

Upon completion of the second merger, each share of New El Paso common stock issued and outstanding immediately prior to the effective time of the second merger (excluding shares held by New El Paso in treasury, any shares held by Kinder Morgan, Merger Sub Two or Merger Sub Three and any shares held by any other subsidiary of Kinder Morgan or New El Paso and dissenting shares in accordance with Delaware law) will be converted into the right to receive, at the election of the holder but subject to proration with respect to the stock and cash portion so that approximately 57% of the aggregate merger consideration (excluding the warrants) is paid in cash and approximately 43% (excluding the warrants) is paid in Kinder Morgan Class P common stock, one of the following:

•

0.9635 of a share of Kinder Morgan Class P common stock and 0.640 of a warrant (referred to as the “Per Share Warrant Consideration”) to purchase one share of Kinder Morgan Class P common stock (any such election referred to as a “stock election”);

•	$25.91 in cash without interest and the Per Share Warrant Consideration (any such election referred to as a “cash election”); or

•	0.4187 of a share of Kinder Morgan Class P common stock, $14.65 in cash without interest and the Per Share Warrant Consideration (any such election referred to as a “mixed election”).

See “The Transactions—New El Paso Stockholders Making Elections—Proration and Adjustment Procedures” for more information on how the proration and adjustment procedures work.

Kinder Morgan will not issue any fractional shares of Kinder Morgan Class P common stock or fractional warrants in the second merger. Instead, a stockholder of New El Paso who otherwise would have received a fractional share of Kinder Morgan Class P common stock or fractional warrant will be entitled to receive, from the exchange agent appointed by Kinder Morgan pursuant to the merger agreement, a cash payment in lieu of such fractional shares or fractional warrants representing such holder’s proportionate interest in the proceeds from the sale by the exchange agent of the number of excess shares of Kinder Morgan Class P common stock or excess warrants, as applicable, represented by the aggregate amount of fractional shares of Kinder Morgan Class P common stock and fractional warrants, as applicable.

Treatment of El Paso Shares Held in El Paso 401(k) Plan Trust (See page 189)

As of the date of this information statement/proxy statement/prospectus, shares of El Paso common stock are held by the El Paso Corporation Retirement Savings Plan trust (referred to as the “401(k) Trust”). El Paso anticipates taking certain actions required to ensure that the acquisition by the 401(k) Trust of warrants to purchase shares of Kinder Morgan Class P common stock in connection with the transactions, and the subsequent holding and disposition by the 401(k) Trust of such warrants, will comply with applicable law.

Treatment of New El Paso Stock Options, Restricted Shares, Performance Restricted Stock Units and Employee Stock Purchase Plan (See page 189)

For details on how New El Paso stock options, restricted shares, performance restricted stock units and the El Paso employee stock purchase plan will be treated pursuant to the transactions, see “The Merger Agreement—Treatment of New El Paso Stock Options, Restricted Shares, Performance Restricted Stock Units and Employee Stock Purchase Plan.”

El Paso Special Meeting (See page 79)

The El Paso special meeting will be held on [                    ], 2012, beginning at [                    ], local time, at [            ], unless postponed or adjourned to a later date.

All El Paso stockholders who held shares of record at the close of business on [            ], 2011, the record date for the special meeting, are entitled to receive notice of and to vote at the special meeting and any adjournment or postponement of the special meeting, provided that such shares remain outstanding on the date of the special meeting.

As of the record date, there were [            ] shares of El Paso common stock outstanding, held by [            ] holders of record. The affirmative vote of a majority of the outstanding shares of El Paso common stock as of the record date is required to adopt the merger agreement and the first merger agreement and to approve the transactions contemplated by the merger agreement and the first merger agreement. As of the record date, El Paso directors and executive officers and their affiliates, as a group, owned and were entitled to vote [            ] shares of El Paso common stock, or approximately [    ]% of the outstanding El Paso common stock. These

directors and executive officers have informed El Paso that they intend to vote their shares in favor of Proposals 1, 2 and 3, but none of El Paso’s directors and executive officers has entered into any agreement obligating such director or executive officer to do so or to retain their currently owned shares of El Paso common stock.

For important information on the El Paso special meeting, see “El Paso Special Meeting.”

Kinder Morgan Special Meeting (See page 87)

The Kinder Morgan special meeting will be held on [                    ], 2012, beginning at [            ], local time, at [            ], unless postponed or adjourned to a later date. Only holders of Kinder Morgan voting common stock as of the record date will be entitled to notice of, and vote at, the special meeting. On [            ], 2011, the record date, there were [            ] shares of Class P common stock and [            ] shares of Class A common stock of Kinder Morgan issued and outstanding, representing all of the voting common stock of Kinder Morgan allowed to vote on the share and warrant issuance proposal to be presented at the special meeting. Each share of Class P common stock and each share of Class A common stock is entitled to one vote.

As of the record date, Kinder Morgan’s directors and executive officers beneficially owned approximately [            ] of the outstanding shares of Kinder Morgan Class P common stock, representing approximately [        ]% of the total outstanding shares of Kinder Morgan Class P common stock, and beneficially owned approximately [            ] of the outstanding shares of Kinder Morgan Class A common stock, representing approximately [        ]% of the total outstanding shares of Kinder Morgan Class A common stock. The shares of Class P common stock and Class A common stock beneficially owned by Kinder Morgan directors and executive officers include [            ] shares that are subject to the voting agreement. Kinder Morgan believes that each of its directors and executive officers intends to vote his or her shares in favor of approval of the share and warrant issuance proposal.

The affirmative vote of at least a majority of the votes cast (including abstentions) on the share and warrant issuance proposal by holders of shares of Kinder Morgan voting common stock present in person or by proxy and entitled to vote on the share and warrant issuance proposal is required to approve the proposal, so long as the total vote cast on the proposal represents at least a majority of the shares of Kinder Morgan voting common stock entitled to vote on the proposal, assuming a quorum is present. Richard Kinder and certain other stockholders of Kinder Morgan who currently hold, in the aggregate, approximately 75% of the voting power of Kinder Morgan, have agreed to vote their shares of Kinder Morgan voting common stock in favor of the share and warrant issuance proposal. In addition, these stockholders agreed to retain collectively, until the approval of the share and warrant issuance proposal or until the voting agreement is terminated, whichever is earlier, an amount of shares of Kinder Morgan voting common stock that is sufficient to approve the share and warrant issuance proposal. Approval of the share and warrant issuance proposal being voted on at the Kinder Morgan special meeting is therefore assured and no further votes with respect to the proposal are needed.

Recommendation of El Paso’s Board of Directors and Reasons for the Transactions (See page 101)

El Paso’s board of directors recommends that El Paso stockholders vote “FOR” adoption of the merger agreement and the first merger agreement and approval of the transactions contemplated by the merger agreement and the first merger agreement.

In the course of reaching its decision to approve the merger agreement and the first merger agreement and the transactions contemplated by the merger agreement and the first merger agreement, El Paso’s board of directors considered a number of factors in its deliberations. For a more complete discussion of these factors, see “The Transactions—Recommendation of El Paso’s Board of Directors and Reasons for the Transactions.”

Opinion of El Paso’s Financial Advisor (See page 109)

At a meeting of El Paso’s board of directors on October 16, 2011, Morgan Stanley & Co. LLC, which is referred to as “Morgan Stanley,” rendered to El Paso’s board of directors its oral opinion, subsequently confirmed in writing, that as of October 16, 2011, and based upon and subject to the various assumptions, factors, qualifications and limitations set forth in its written opinion, the merger consideration to be received by the holders of shares of El Paso common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written fairness opinion of Morgan Stanley, dated October 16, 2011, is attached as Annex E to this information statement/proxy statement/prospectus and is incorporated herein by reference. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. You should read the opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to El Paso’s board of directors and addresses only the fairness from a financial point of view of the consideration to be received by the holders of shares of El Paso common stock pursuant to the merger agreement, as of the date of the opinion. It does not address any other aspect of the transactions contemplated by the merger agreement and expresses no opinion or recommendation as to the underlying decision of El Paso to engage in the proposed transactions or as to how any stockholder of El Paso or Kinder Morgan should vote at any stockholders’ meeting held in connection with the proposed transactions. Morgan Stanley’s opinion does not in any manner address the prices at which the Kinder Morgan Class P common stock and the Kinder Morgan warrants will trade following consummation of the transactions or any time in the future. For additional information relating to the opinion of Morgan Stanley, see “The Transactions—Opinion of El Paso’s Financial Advisor.”

Recommendation of Kinder Morgan’s Board of Directors and Reasons for the Transactions (See page 105)

The Kinder Morgan board of directors recommends that holders of Kinder Morgan voting common stock vote “FOR” the share and warrant issuance proposal.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated thereby, the Kinder Morgan board of directors considered a number of factors in its deliberations. Those factors are described in “The Transactions—Recommendation of Kinder Morgan’s Board of Directors and Reasons for the Transactions.”

Opinions of Kinder Morgan’s Financial Advisors (See page 124)

Opinion of Evercore Group L.L.C. to the Kinder Morgan Board of Directors

In connection with the transactions, Kinder Morgan retained Evercore Group L.L.C. (referred to as “Evercore”), to act as a financial advisor to the Kinder Morgan board of directors. On October 16, 2011, at a meeting of the Kinder Morgan board of directors, Evercore rendered its oral opinion, subsequently confirmed by delivery of a written opinion on October 16, 2011, that, as of October 16, 2011 and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the merger consideration to be paid by Kinder Morgan pursuant to the merger agreement was fair, from a financial point of view, to Kinder Morgan.

The full text of the written opinion of Evercore, dated as of October 16, 2011, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex F to this information statement/proxy statement/prospectus and is incorporated by reference in its entirety into this information statement/proxy statement/prospectus. You are urged to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Kinder Morgan board of directors (in its capacity as such) in connection with its evaluation of the merger consideration from a financial point of view and did not address any other aspects or implications of the transactions. The opinion does not constitute a recommendation to the Kinder Morgan board of directors or to any other persons in respect of the transactions, including as to how any holder of shares of Kinder Morgan voting common stock should act or vote in respect of the Kinder Morgan share and warrant issuance proposal. Evercore’s opinion does not address the relative merits of the transactions as compared to any other business or financial strategies that might be available to Kinder Morgan, nor does it address the underlying business decision of Kinder Morgan to engage in the transactions. Finally, Evercore did not express any opinion as to the price at which Kinder Morgan Class P common stock and, when listed for trading, the Kinder Morgan warrants, the common units of KMP, the shares of KMR, El Paso common stock or the common units of EPB will trade at any time.

Opinion of Barclays Capital Inc. to the Kinder Morgan Board of Directors

Kinder Morgan engaged Barclays Capital Inc. (referred to as “Barclays Capital”) to act as a financial advisor with respect to the transactions. On October 16, 2011, Barclays Capital rendered its oral opinion (which was subsequently confirmed in writing) to Kinder Morgan’s board of directors that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration to be paid by Kinder Morgan in the transactions was fair, from a financial point of view, to Kinder Morgan.

The full text of Barclays Capital’s written opinion, dated as of October 16, 2011, is attached as Annex G to this information statement/proxy statement/prospectus. Barclays Capital’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays Capital in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The summary of Barclays Capital’s opinion and the methodology that Barclays Capital used to render its opinion included herein is qualified in its entirety by reference to the full text of the opinion.

The First Merger and the First Merger Agreement (See page 178)

The first merger is one of the transactions contemplated by the merger agreement and is the first in a series of steps through which Kinder Morgan would acquire El Paso. El Paso stockholders who vote in favor of Proposal 1 are voting in favor of, among other things, adoption of the first merger agreement and approval of the first merger.

For additional details on the first merger and the terms of the first merger agreement, see “The First Merger Agreement” and refer to the full text of the agreement, a copy of which is attached as Annex B.

The Second Merger and the Merger Agreement (See page 180)

The second merger is the merger pursuant to which El Paso will become a wholly owned subsidiary of Kinder Morgan. El Paso stockholders who vote in favor of Proposal 1 are voting in favor of, among other things, adoption of the merger agreement and approval of the second merger. Kinder Morgan and El Paso encourage you to read the entire merger agreement carefully because it is the principal document governing the transactions.

For additional details on the second merger and the merger agreement, see “The Merger Agreement” and refer to the full text of the agreement, a copy of which is attached as Annex A.

The Voting Agreement (See page 207)

Simultaneously with the execution of the merger agreement, El Paso entered into a voting agreement with certain of Kinder Morgan’s stockholders who currently hold, in the aggregate, approximately 75% of the voting power of Kinder Morgan. Pursuant to the terms of the voting agreement, these stockholders agreed, among other things, to vote their shares of Kinder Morgan voting common stock in favor of the share and warrant issuance proposal. In addition, these stockholders agreed to retain collectively, until Kinder Morgan stockholder approval of such proposal is obtained or until the voting agreement is terminated, whichever is earlier, an amount of shares of Kinder Morgan voting common stock that is sufficient to approve the share and warrant issuance proposal.

For additional details on the terms of the voting agreement, see “The Voting Agreement” and refer to the full text of the agreement, a copy of which is attached as Annex C.

Interests of Certain El Paso Persons in the Transactions (See page 154)

When considering the recommendation of the board of directors of El Paso with respect to the transactions, you should be aware that El Paso’s executive officers and directors may have interests in the transactions that are different from, or in addition to, those of El Paso’s stockholders more generally. These interests may present such executive officers and directors with actual or potential conflicts of interest. The board of directors of El Paso was aware of these interests during its deliberations on the merits of the transactions and in deciding to recommend that El Paso stockholders vote for the adoption of the merger agreement and the first merger agreement and approval of the transactions contemplated by the merger agreement and the first merger agreement at the special meeting. These interests include:

•

The automatic vesting and conversion upon the consummation of the second merger of outstanding stock options to purchase shares of El Paso common stock, restricted shares of El Paso common stock and performance-based restricted stock units into the right to receive, at the election of the holder (which election will apply to all of such holder’s outstanding equity awards), but subject to proration with respect to the cash portion, either (1) cash and warrants or (2) a mixture of cash, shares of Kinder Morgan Class P common stock and warrants for all shares subject to such awards (in the case of stock options, less the aggregate exercise price). Performance-based restricted stock units will vest upon the consummation of the second merger based on the target (i.e., 100%) level of attainment.

•

In the event of a termination of employment without “cause” or a resignation for “good reason,” in each case within two years following (or, under certain circumstances, in anticipation of) a change of control of El Paso, which would include the second merger, all of El Paso’s executive officers (except for James J. Cleary) would receive certain compensation and benefits under El Paso’s 2004 Key Executive Severance Protection Plan, including (1) a lump-sum cash severance payment, (2) payment of a prorated amount in respect of the target bonus granted to the executive for the year in which the termination occurs, (3) continuation of life insurance and flexible spending account, medical and dental benefits for the executive and the executive’s dependents for a number of years equal to the executive’s severance multiple and (4) payment of legal fees and expenses incurred by the executive to enforce any rights or benefits under the plan. In addition, El Paso’s executive officers would also be eligible for reimbursement of excise taxes imposed under Section 4999 of the Code on any severance payments and other benefits provided by El Paso or any of its affiliates under the plan or otherwise, unless the value of the payments and benefits does not exceed 110% of the maximum amount payable without triggering such excise taxes (referred to as the “safe harbor amount”), in which case the payments and benefits will be reduced to such safe harbor amount. In the case of Mr. Cleary, in the event of a termination of employment without “cause” or a resignation for “good reason,” in each case within two years following (or, under certain circumstances, in anticipation of) a change of control of El Paso, which would include the second merger, he would receive certain compensation and benefits under El

Paso’s 1998 Key Executive Severance Protection Plan, including (1) a lump-sum cash severance payment, (2) continuation of life insurance and flexible spending account, medical and dental benefits for the executive and the executive’s dependents (on a tax-free basis) for eighteen months, (3) payment of legal fees and expenses incurred by the executive to enforce any rights or benefits under the plan, (4) a lump-sum supplemental pension payment pursuant to El Paso’s supplemental pension plan calculated by adding three years of additional service and (5) a transfer to the executive of any right, title or other ownership interest El Paso has in any car or club membership then being provided to the executive. In addition, Mr. Cleary is entitled to receive full reimbursement of any excise taxes imposed under Section 4999 of the Code on any severance payments and other benefits provided by El Paso or any of its affiliates under the plan or otherwise.

•

As of the date of mailing of this information statement/proxy statement/prospectus, certain of El Paso’s executive officers, including [            ], have been designated as participants in the El Paso Corporation —EP Energy Retention Plan adopted pursuant to the merger agreement and will be eligible to receive certain retention bonus payments (to the extent earned).

•

Two individuals to be designated by El Paso are expected to become directors of Kinder Morgan. Kinder Morgan has agreed in the merger agreement to take all action necessary, including increasing the size of its board of directors and amending its shareholders agreement, to elect two individuals designated by El Paso to the Kinder Morgan board of directors as of the effective time of the merger.

For a more detailed discussion of these interests, see “The Transactions—Interests of Certain El Paso Persons in the Transactions.”

Accounting Treatment of the Transactions (See page 168)

In accordance with accounting principles generally accepted in the United States and in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 805—Business Combinations, Kinder Morgan will account for the transactions as an acquisition of a business.

Material U.S. Federal Income Tax Consequences of the Transactions (See page 164)

The parties intend for each of (1) the first merger and the LLC conversion, taken together, and (2) the second merger and the third merger, taken together, to be treated as a “reorganization” for United States federal income tax purposes within the meaning of Section 368(a) of the Code.

It is a condition to El Paso’s obligation and Kinder Morgan’s obligation to complete the transactions that El Paso receive an opinion from Wachtell, Lipton, Rosen & Katz, dated as of the date of the first merger, to the effect that the first merger and the LLC conversion, taken together, will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. It is also a condition to El Paso’s obligation and Kinder Morgan’s obligation to complete the transactions that El Paso receive an opinion from Wachtell, Lipton, Rosen & Katz, dated as of the closing date of the second merger and the third merger, to the effect that the second merger and third merger, taken together, will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In addition, in connection with the filing of the registration statement of which this document is a part, Wachtell, Lipton, Rosen & Katz has delivered an opinion to El Paso and Kinder Morgan to the same effect as the opinion described above. These opinions will be based on facts, representations and assumptions set forth or referred to in the opinions and on representation letters provided by El Paso and Kinder Morgan.

Accordingly, and based on the foregoing opinions, in general, (a) a holder of El Paso common stock will not recognize any gain or loss on the exchange of such holder’s El Paso common stock for New El Paso common stock in the first merger and (b) a holder of New El Paso common stock who receives consideration including Kinder Morgan Class P common stock in the second merger will recognize gain (but not loss) on the exchange of such holder’s New El Paso common stock for Kinder Morgan Class P common stock and/or cash (other than cash received in lieu of a fractional share or fractional warrant) and warrants in an amount equal to the lesser of (1) the sum of the amount of cash and the fair market value of the Kinder Morgan Class P common stock and warrants received by such holder in the exchange, minus the adjusted tax basis of such holder’s New El Paso common stock surrendered in exchange therefor, and (2) the amount of cash (other than cash in lieu of a fractional share or fractional warrant) received by such holder in the exchange. The second merger will be a fully taxable transaction to a holder who receives solely cash and warrants in the second merger.

The tax consequences of the transactions to each holder of El Paso common stock may depend on such holder’s particular facts and circumstances. El Paso stockholders are urged to consult their tax advisors to understand fully the consequences to them of the transactions in their specific circumstances.

Board of Directors and Management of Kinder Morgan After the Transactions (See page 159)

The directors and executive officers of Kinder Morgan prior to the transactions will continue as the directors and executive officers of Kinder Morgan immediately after the transactions. In addition, the merger agreement provides that Kinder Morgan will take all action necessary, including increasing the size of the Kinder Morgan board and amending Kinder Morgan’s shareholders agreement to effect such increase, to elect two individuals designated by El Paso to the Kinder Morgan board of directors.

Conditions to Completion of the Transactions (See page 182)

Kinder Morgan and El Paso currently expect to complete the transactions during the second quarter of 2012, subject to receipt of required stockholder and regulatory approvals and the satisfaction or waiver of the conditions to the transactions. As more fully described in this document and in the first merger agreement, El Paso’s and Merger Sub One’s obligation to complete the first merger is conditioned upon the merger agreement and the first merger agreement having been approved by the affirmative vote of the holders of a majority of the outstanding El Paso common stock as of the record date.

As more fully described in this document and in the merger agreement, each party’s obligation to complete the transactions depends on a number of conditions being satisfied or, where legally permissible, waived, including the following:

•	the merger agreement and the first merger agreement must have been approved by the affirmative vote of the holders of a majority of the outstanding El Paso common stock as of the record date;

•	the waiting period applicable to the merger under the HSR Act must have been terminated or expired;

•

no law, injunction, judgment or ruling enacted, promulgated, issued, entered amended or enforced by any governmental authority shall be in effect enjoining, restraining, preventing or prohibiting consummation of the transactions or making the consummation of the transactions illegal;

•

the registration statement of which this information statement/proxy statement/prospectus forms a part must have been declared effective by the SEC and must not be subject to any stop order or proceedings initiated or threatened by the SEC; and

•

El Paso must have received from Wachtell, Lipton, Rosen & Katz, tax counsel to El Paso, (1) at the effective time of the first merger, a written opinion to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the first merger and the LLC conversion, taken together, will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, and (2) a written opinion dated as of the date of the closing of the second merger and third merger to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the second merger and the third merger, taken together, will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.

The obligations of each of Kinder Morgan, Merger Sub Two and Merger Sub Three to effect the transactions are subject to the satisfaction or waiver of the following additional conditions:

•

the accuracy of the representations and warranties of El Paso, subject to certain standards, including materiality and material adverse effect qualifications, as described under “The Merger Agreement—Conditions to Completion of the Transactions” and receipt of a certificate signed by an executive officer of El Paso on its behalf to that effect;

•

the performance by El Paso in all material respects of its obligations under the merger agreement and receipt of a certificate signed by an executive officer of El Paso on its behalf to that effect; and

•

(1) the receipt of a certification from an authorized officer of El Paso, no earlier than thirty days prior to, and no later than ten days prior to, the date of the consummation of the second merger and third merger, setting forth El Paso’s good faith estimate of El Paso’s net operating loss carryforwards for U.S. federal income tax purposes as of January 1, 2012 (taking into account certain assumptions), and (2) that there shall not have been an NOL MAE, as described under “The Merger Agreement—Conditions to Completion of the Transactions.”

The obligations of each of El Paso, New El Paso and Merger Sub One to effect the transactions are subject to the satisfaction or waiver of the following additional conditions:

•

the accuracy of the representations and warranties of Kinder Morgan, subject to certain standards, including materiality and material adverse effect qualifications, as described under “The Merger Agreement—Conditions to Completion of the Transactions,” and receipt of a certificate signed by an executive officer of Kinder Morgan on its behalf to that effect;

•

the performance by Kinder Morgan in all material respects of its obligations under the merger agreement and receipt of a certificate signed by an executive officer of Kinder Morgan on its behalf to that effect;

•

the issuance of shares of Kinder Morgan Class P common stock and the warrants (including shares of Kinder Morgan Class P common stock to be issued upon exercise of the warrants) to be issued in connection with the second merger must have been approved by the affirmative vote of the holders of a majority of the aggregate voting power of Kinder Morgan capital stock in accordance with requirements of the NYSE; and

•

(1) the shares of Kinder Morgan Class P common stock that are deliverable to the stockholders of New El Paso as contemplated by the merger agreement must have been authorized for listing on the NYSE, subject to official notice of issuance and (2) the warrants that are deliverable to the stockholders of New El Paso as contemplated by the merger agreement must have been authorized for listing on either the NYSE, NASDAQ or such other exchange(s), electronic trading networks or other suitable trading platforms as are reasonably agreed to by Kinder Morgan and El Paso.

Regulatory Approvals Required to Complete the Transactions (See page 168)

Completion of the transactions contemplated by the merger agreement is subject to the expiration or termination of any applicable waiting period under the HSR Act. Kinder Morgan and El Paso have filed the required notification and report forms with the U.S. antitrust authorities. In addition, the parties will seek the approval of the Federal Energy Regulatory Commission (referred to as the “FERC”) under Section 203 of the

Federal Power Act with respect to the indirect transfer of control to Kinder Morgan of El Paso’s wholesale electric power marketing subsidiary and the wholesale power contracts to which it is a party. See “The Transactions—Regulatory Approvals.”

Termination of the Merger Agreement (See page 193)

Kinder Morgan and El Paso may terminate the merger agreement at any time prior to effective time of the second merger, whether before or after the stockholders of El Paso have approved the merger agreement and the first merger agreement:

•	by the mutual consent of Kinder Morgan and El Paso;

•	by either Kinder Morgan or El Paso, if:

•

the closing of the second merger has not occurred on or before June 30, 2012 or, if the condition requiring expiration or termination of any applicable waiting period under the HSR Act is not met or if the condition that there is no law prohibiting the transactions is not met, either party may elect to extend until December 31, 2012, subject to certain exceptions discussed in “The Merger Agreement—Termination;”

•

any governmental entity has issued a final and non-appealable law or order or taken any other final and non-appealable action enjoining or otherwise prohibiting consummation of the transactions contemplated by the merger agreement;

•	stockholders of El Paso do not adopt the merger agreement and the first merger agreement at a meeting of the stockholders of El Paso or any adjournment or postponement of such meeting; or

•

there is a breach by the non-terminating party of any of its representations, warranties, covenants or agreements in the merger agreement such that certain closing conditions would not be satisfied, or if capable of being cured, such breach has not been cured within 30 days following delivery of written notice by the terminating party;

•	by Kinder Morgan, if:

•

either (1) El Paso withdraws, modifies or qualifies, or proposes publicly to withdraw, modify or qualify, in a manner adverse to Kinder Morgan, El Paso’s board of directors’ recommendation that its stockholders adopt the merger agreement or publicly recommends the approval or adoption of, or publicly approves or adopts, or proposes to publicly recommend, approve or adopt, any takeover proposal or (2) within five business days of receipt of a written request from Kinder Morgan (which request must be reasonable in terms of number and timing), El Paso fails to publicly reconfirm El Paso’s board of directors’ recommendation that its stockholders adopt the merger agreement; or

•

prior to the adoption of the merger agreement and the first merger agreement by the stockholders of El Paso, El Paso is in willful breach of its obligations to (1) hold a special meeting of its stockholders and, through El Paso’s board of directors, recommend the adoption of the merger agreement to El Paso’s stockholders or (2) comply with its non-solicitation obligations relating to takeover proposal described under “The Merger Agreement—No-Solicitation by El Paso of Takeover Proposals,” subject to certain exceptions discussed in “The Merger Agreement—Termination;”

•	by El Paso, if:

•

prior to the receipt of approval from Kinder Morgan’s stockholders of the share and warrant issuance proposal, Kinder Morgan is in willful breach of its obligations to hold a special meeting of its stockholders for the purpose of obtaining such approval and through Kinder Morgan’s board of directors, recommend to its stockholders that such approval be obtained; or

•

prior to the adoption of the merger agreement and the first merger agreement by the stockholders of El Paso, if El Paso enters into an agreement with respect to a superior proposal, so long as (1) El Paso, in compliance with the terms of the merger agreement (including its requirements described under “The Merger Agreement—No-Solicitation by El Paso of Takeover Proposals,” concurrently enters into a definitive acquisition agreement with respect to a superior proposal and (2) prior to or concurrently with such termination, El Paso pays the termination fee described under “The Merger Agreement—Termination Fee;”

Expenses and Termination Fees Relating to the Transactions (See pages 195 and 196)

Generally, all fees and expenses incurred in connection with the transactions will be the obligation of the respective party incurring such fees and expenses, except Kinder Morgan and El Paso will each pay one-half of the expenses incurred in connection with the filing, printing and mailing of this information statement/proxy statement/prospectus. Further, Kinder Morgan has agreed to pay the amount of any documentary, sales, use, real property transfer, real property gains, registration, value-added, transfer, stamp, recording and other similar taxes imposed on Kinder Morgan, El Paso, or any of New El Paso’s subsidiaries or stockholders in connection with the merger agreement and the transactions.

Following termination of the merger agreement under specified circumstances, El Paso may be required to pay Kinder Morgan a termination fee of $650 million and, under specified circumstances, El Paso may be required to pay all documented out-of-pocket expenses incurred by Kinder Morgan in connection with the transactions (subject to a cap of $20 million) and certain financing-related expenses of Kinder Morgan.

Financing (See page 208)

On October 16, 2011, Kinder Morgan entered into a debt commitment letter (referred to as the “debt commitment letter”) with Barclays Capital, the investment banking division of Barclays Bank PLC, or “Barclays Bank,” and which is referred to together with Barclays Capital as “Barclays,” pursuant to which, subject to the conditions set forth in the debt commitment letter, Barclays Bank committed to provide to Kinder Morgan senior secured financing of up to $13.3 billion, the proceeds of which will be used (1) to repay or redeem certain indebtedness of El Paso outstanding on the closing date of the second merger, (2) to fund the cash consideration for the transactions and to pay fees and expenses in connection with the transactions and the debt financing and (3) in the case of the revolving facility contained therein, to finance working capital needs and for general corporate purposes. On October 31, 2011 the following financial institutions became party to the debt commitment letter by way of a joinder agreement and were assigned a portion of Barclays Bank’s commitments thereunder: Bank of America, N.A.; The Bank of Tokyo-Mitsubishi UFJ, Ltd.; Citibank, N.A.; Credit Suisse AG, Cayman Islands Branch; Deutsche Bank AG New York Branch; JPMorgan Chase Bank, N.A.; Royal Bank of Canada; The Royal Bank of Scotland PLC; UBS Loan Finance LLC; and Wells Fargo Bank, N.A. For a full description of Kinder Morgan’s debt financing for the transactions, see the section entitled “Description of the Debt Financing.”

Comparison of Rights of Holders of El Paso Common Stock and Kinder Morgan Common Stock

(See page 223)

As a result of the second merger, the holders of El Paso common stock that receive shares of Kinder Morgan Class P common stock will become stockholders of Kinder Morgan. Following the second merger, these El Paso stockholders will have different rights as stockholders of Kinder Morgan than as stockholders of El Paso due to the different provisions of the governing documents of El Paso and Kinder Morgan. These differences are described in more detail under “Comparison of Rights of Common Stockholders of Kinder Morgan and El Paso.”

Appraisal Rights in Connection with the Transactions (See page 174)

Under the DGCL, El Paso stockholders have the right to seek appraisal in connection with the second merger. Failure to strictly comply with the procedures and requirements of Section 262 of the DGCL may result in termination or waiver of such stockholder’s appraisal rights. Due to the complexity of Delaware law relating to appraisal rights, if any El Paso stockholder is considering exercise of his or her appraisal rights, such stockholder is encouraged to seek the advice of his or her own legal counsel. A summary of the procedures and requirements under Delaware law to exercise appraisal rights is included in the section entitled “The Transactions—Appraisal Rights in Connection with the Second Merger” and the text of Section 262 of the DGCL is included as Annex H.

Selected Historical Consolidated Financial Data

Kinder Morgan Selected Historical Consolidated Financial Data

You should read the following selected historical consolidated financial data of Kinder Morgan and KMK together with “Information About Kinder Morgan—Recent History,” “Additional Information About Kinder Morgan—Kinder Morgan’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical consolidated financial statements and related notes of Kinder Morgan included elsewhere in this information statement/proxy statement/prospectus. For accounting purposes, KMK is considered the predecessor of Kinder Morgan for all periods ended on or before May 31, 2007, the date of closing for Kinder Morgan’s Going Private Transaction.

The statement of income and statement of cash flows data for the years ended December 31, 2010, 2009 and 2008 and the balance sheet data as of December 31, 2010 and 2009 have been derived from the audited consolidated financial statements of Kinder Morgan included elsewhere in this information statement/proxy statement/prospectus. The statement of income and statement of cash flows data for the nine months ended September 30, 2011 and 2010 and the balance sheet data as of September 30, 2011 have been derived from the unaudited consolidated financial statements of Kinder Morgan included elsewhere in this information statement/proxy statement/prospectus. The statement of operations and statement of cash flows data for the seven months ended December 31, 2007 and the balance sheet data as of December 31, 2008 and 2007 have been derived from audited consolidated financial statements of Kinder Morgan which are not included in this information statement/proxy statement/prospectus. The statement of operations and statement of cash flows data for the five months ended May 31, 2007 and the year ended December 31, 2006 and the balance sheet data as of December 31, 2006 have been derived from audited consolidated financial statements of KMK which are not included in this information statement/proxy statement/prospectus. The unaudited interim consolidated financial statements include all adjustments (consisting of normal, recurring adjustments) that are, in the opinion of Kinder Morgan’s management, necessary for a fair presentation of its financial position and results of operations for the periods presented. The interim results of operations are not necessarily indicative of operations for a full fiscal year.

The selected historical consolidated financial data is not indicative of Kinder Morgan’s expected future operating results. Further, the selected historical financial information

•	for periods prior to February 15, 2008, does not reflect Kinder Morgan’s sale of 80% of NGPL and the application of the approximately $5.9 billion of proceeds from that sale; and

•

for periods prior to May 31, 2007, does not reflect the Going Private Transaction which was accounted for as a business combination, requiring that Kinder Morgan record the assets acquired and liabilities assumed at their estimated fair values as of the date of the Going Private Transaction, resulting in a new basis of accounting.

	Kinder Morgan, Inc.(1)						KMK
	Nine Months Ended September 30,		Year Ended December 31,			Seven Months Ended December 31, 2007	Five Months Ended May 31, 2007	Year Ended December 31, 2006
	2011	2010	2010	2009	2008
	(Unaudited)	(Unaudited)
	(In millions, except per share amounts)
Statement of income data:
Revenues	$6,247.6	$6,236.7	$8,190.6	$7,185.2	$12,094.8	$6,394.7	$4,165.1	$10,208.6
Operating income (loss)(2)(3)(4)(5)(6)	1,069.1	830.9	1,280.7	1,407.2	(2,472.1)	1,042.8	204.8	1,745.2
Earnings (loss) from equity investments(7)(8)	214.7	(256.1)	(186.2)	221.9	201.1	56.8	40.7	104.2
Income (loss) from continuing operations	367.4	133.4	300.3	772.8	(3,202.3)	286.6	(142.0)	974.6
Income (loss) from discontinued operations, net of tax(9)	(0.5)	(0.4)	(0.7)	0.3	(0.9)	(1.5)	298.6	(528.5)
Net income (loss)	366.9	133.0	299.6	773.1	(3,203.2)	285.1	156.6	446.1
Net loss (income) attributable to noncontrolling interests(10)	71.7	(237.3)	(340.9)	(278.1)	(396.1)	(37.6)	(90.7)	(374.2)
Net income (loss) attributable to Kinder Morgan, Inc./KMK(11)	438.6	(104.3)	(41.3)	495.0	(3,599.3)	247.5	65.9	71.9
Unaudited net income per share of Class P common stock (basic and diluted)(12)	0.52
Unaudited pro forma net income (loss) per share of Class P common stock (basic and diluted)(13)		(0.15)	(0.06)	0.70	(5.09)	0.35
Statement of cash flows data:
Capital expenditures(14):
Kinder Morgan, Inc./KMK	7.3	4.7	1.6	0.5	12.3	170.9	77.3	193.5
KMP and its subsidiaries(15)	837.7	722.1	1,000.9	1,323.8	2,533.0	1,116.1	575.5	1,182.1
Cash dividends/distributions to stockholders/members(16)	557.3	500.0	700.0	650.0	—	83.7	234.9	468.5
Declared dividends per share of Class P common stock(17)	0.74
Balance sheet data (end of period):
Net property, plant and equipment	17,715.9		17,070.7	16,803.5	16,109.8	14,803.9		18,839.6
Total assets	30,157.4		28,908.1	27,581.0	25,444.9	36,195.8		26,795.6
Long-term debt:
Kinder Morgan, Inc./KMK(18)	2,042.5		2,879.2	2,882.0	2,880.9	8,641.8		6,630.1
KMP and its subsidiaries(19)	10,662.2		10,277.4	9,997.7	8,274.9	6,455.9		4,384.3
Total long-term debt(20)	12,704.7		13,156.6	12,879.7	11,155.8	15,097.7		11,014.4

(1)	Includes significant impacts resulting from the Going Private Transaction. See note 2 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus for additional information.
(2)	Includes non-cash goodwill impairment charges of $4,033.3 million in the year ended December 31, 2008.
(3)	Includes a goodwill impairment charge of $377.1 million in the five months ended May 31, 2007 relating to KMP’s acquisition of Trans Mountain Pipeline from KMK effective April 30, 2007.
(4)	Includes a $158.0 million litigation reserve in the nine months ended September 30, 2010 and the year ended December 31, 2010 related to KMP’s West Coast pipeline rate cases.
(5)	Includes a $200.0 million litigation reserve in the nine months ended September 30, 2010 and the year ended December 31, 2010 related to the Going Private Transaction litigation settlement. See note 16 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus for additional information.
(6)	Includes (i) a $234.3 million increase in expense primarily associated with adjustments to KMP’s rate case reserve and rights-of-way lease payment obligations and (ii) $100 million for a special bonus paid to certain non-senior management employees that was funded through $64 million (after-tax) in available earnings and profits reserved for this purpose and not paid in dividends to Kinder Morgan’s Class A shareholders in the nine months ended September 30, 2011.
(7)	Includes a $430.0 million impairment charge in the nine months ended September 30, 2010 and the year ended December 31, 2010 to reduce the carrying value of Kinder Morgan’s investment in NGPL.
(8)	Includes a $167.2 million loss from the remeasurement of KMP’s previously held 50% equity interest in KinderHawk Field Services LLC to fair value in the nine months ended September 30, 2011.

(9)	In the five months ended May 31, 2007, primarily relates to the Canada-based and U.S. retail gas distribution businesses and the Corridor Pipeline System that Kinder Morgan owned. In 2006, includes a goodwill impairment charge of $650.5 million to reduce the carrying value of Terasen Inc., most of the businesses of which were subsequently sold.
(10)	Includes application of new accounting policies for noncontrolling interests adopted in 2009 in accordance with Accounting Standards Codification 810, “Consolidation,” and applied to all years presented. See note 2 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus for additional information.
(11)	Includes an approximately $106.6 million reduction in the income Kinder Morgan recognized for its general partner interest in KMP due to a KMP distribution of cash from an interim capital transaction in the nine months ended September 30, 2010 and the year ended December 31, 2010. See note 16 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus for additional information.
(12)	Net income per share of Class P common stock is calculated using the two-class method, and Kinder Morgan’s Class A, Class B and Class C shares, collectively referred to as the “investor retained stock,” are participating securities. The investor retained stock is convertible into a fixed aggregate number of Class P shares. Earnings are allocated to each class of stock based on the amount of dividends declared in the current period for each class of stock plus an allocation of the undistributed earnings or the excess distribution over earnings to the extent each security shares in earnings, which for the investor retained stock is in direct proportion to the maximum number of Class P shares it can convert. Thus, there is no difference between basic and diluted earnings per share because the conversion of Class A, Class B and Class C shares into Class P shares does not impact the number of Class P shares on a fully converted basis.
(13)	Earnings per share are pro forma for the Kinder Morgan initial public offering and the conversion of Kinder Morgan Holdco LLC from a Delaware limited liability company to a Delaware corporation named Kinder Morgan, Inc., both of which occurred in February 2011. The diluted per share computation is calculated by dividing total net income attributable to Kinder Morgan by 707,000,000 shares, which includes (i) the 109,786,590 shares of Class P common stock sold in Kinder Morgan’s initial public offering, (ii) the related conversions of 1,110,738 Class A shares into Class P shares made shortly thereafter and (iii) the 596,102,672 shares of Class P common stock into which the investor retained stock was then convertible.
(14)	Capital expenditures shown are for continuing operations only.
(15)	Includes capital expenditures of Trans Mountain Pipeline, which KMP acquired from KMK effective April 30, 2007. In accordance with applicable accounting standards, amounts for both 2007 and 2006 reflect capital expenditures as though the transfer of Trans Mountain to KMP had occurred at the beginning of the period (January 1, 2006).
(16)	Represents dividends or distributions paid during the period.
(17)	The declared dividend for the first quarter of 2011 was $0.14, which was a prorated amount from February 16, 2011, the day Kinder Morgan closed its initial public offering. Based on a full quarter, the first quarter dividend amounted to $0.29 per share. If Kinder Morgan had been a public company for the entire nine months, the year to date declared dividend would have been $0.89 per share ($0.29, $0.30 and $0.30 per share for the first, second and third quarters of 2011, respectively).
(18)	Includes the preferred stock interest in the general partner of KMP. Excludes value of interest rate swaps. Increases to long-term debt for value of interest rate swaps for KMK and its subsidiaries (excluding KMP and its subsidiaries) totaled $75.6 million, $51.4 million, $28.5 million, $19.7 million, $47.5 million and $3.8 million as of September 30, 2011 and December 31, 2010, 2009, 2008, 2007 and 2006, respectively.
(19)	Excludes value of interest rate swaps. Increases to long-term debt for value of interest rate swaps for KMP and its subsidiaries totaled $1,071.2 million, $604.9 million, $332.5 million, $951.3 million, $152.2 million and $42.6 million as of September 30, 2011 and December 31, 2010, 2009, 2008, 2007 and 2006, respectively.
(20)	Excludes value of interest rate swaps. Increases to long-term debt for value of interest rate swaps totaled $1,146.8 million, $656.3 million, $361.0 million, $971.0 million, $199.7 million and $46.4 million as of September 30, 2011 and December 31, 2010, 2009, 2008, 2007 and 2006, respectively.

El Paso Selected Historical Consolidated Financial Data

The following selected historical consolidated financial data as of December 31, 2010 to 2008 and for the years ended December 31, 2010 to 2007 is derived from the audited consolidated financial statements for El Paso and its subsidiaries. The selected financial data as of December 31, 2007 and 2006 and for the year ended December 31, 2006 is derived from unaudited consolidated financial statements adjusted to reflect the adoption in 2009 of new presentation and disclosure requirements for noncontrolling interests. The operating results data for the nine months ended September 30, 2011 and 2010 and the financial position data as of September 30, 2011 have been derived from the unaudited consolidated financial statements of El Paso. The selected financial data is not necessarily indicative of results to be expected in future periods and should be read together with El Paso’s Annual Report on Form 10-K for the year ended December 31, 2010 and El Paso’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 incorporated by reference into this information statement/proxy statement/prospectus.

	El Paso Corporation and Subsidiaries
	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(Unaudited)	(Unaudited)
	(in millions, except per share amounts)
Operating Results data:
Operating revenues	$3,628	$3,632	$4,616	$4,631	$5,363	$4,648	$4,281
Net income (loss)	182	788	924	(474)	(789)	442	532
Net income (loss) attributable to El Paso’s common stockholders	(44)	659	721	(576)	(860)	1,073	438
Earnings (loss ) per common share attributable to El Paso’s common stockholders:
Basic	(0.06)	0.95	1.03	(0.83)	(1.24)	0.57	0.73
Diluted	(0.06)	0.90	1.00	(0.83)	(1.24)	0.57	0.72
Cash dividends declared per common share	0.03	0.03	0.04	0.16	0.18	0.16	0.16
Financial Position data (end of period):
Total assets	24,078		25,270	22,505	23,668	24,579	27,261
Long-term financing obligations, less current maturities	12,531		13,517	13,391	12,818	12,483	13,329
Preferred stock of subsidiaries	—		698	145	—	—	—
Total equity	7,155		6,064	3,991	4,596	5,845	4,217

During the nine months ended September 30, 2011, El Paso recorded non-cash charges in conjunction with the deconsolidation of Ruby Pipeline Holding Company, L.L.C., referred to as “Ruby,” of approximately $475 million based on the difference between the net carrying value of Ruby and the estimated fair value of El Paso’s investment in Ruby, $125 million related to the recognition of the accumulated other comprehensive loss associated with interest rate swaps on Ruby’s debt, non-cash full cost ceiling test charge of approximately $152 million, and debt extinguishment losses of approximately $169 million associated with debt repurchase activity. During 2010 and the first nine months of 2011, EPB issued common units for approximately $1.3 billion and approximately $950 million, respectively, and increased the preferred stock of its subsidiaries. During 2009 and 2008, El Paso recorded non-cash full cost ceiling test charges of $2.1 billion and $2.7 billion, principally as a result of declines in commodity prices. In 2007, El Paso sold its ANR pipeline system and related assets and also completed the initial public offering of common units in EPB.

Selected Unaudited Pro Forma Condensed Combined Financial Information

The transactions will be accounted for under the purchase method of accounting, which means the assets and liabilities of El Paso will be recorded, as of the closing date of the transactions, at their respective estimated fair values and added to those of Kinder Morgan. For a more detailed description of the purchase method of accounting, see “The Transactions—Accounting Treatment of the Transactions” in this information statement/proxy statement/prospectus.

Set forth below is selected unaudited pro forma condensed combined financial information that reflects the purchase method of accounting and gives effect to the transactions, in the case of the statement of income information, as though the second merger had occurred as of January 1, 2010 and, in the case of the balance sheet information, as though the second merger had occurred as of September 30, 2011.

The unaudited pro forma condensed combined financial information has been prepared giving effect to (1) the issuance of shares of Kinder Morgan Class P common stock, (2) the incurrence of debt primarily associated with the cash portion of the purchase price and (3) the issuance of warrants, all as part of the merger consideration.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations or financial position of Kinder Morgan would have been if the transactions had in fact occurred on the dates or for the periods indicated, nor does it purport to project the results of operations or financial position of Kinder Morgan for any future periods or as of any date. The unaudited pro forma condensed combined financial information does not give effect to any cost savings, operating synergies, and revenue enhancements expected to result from the acquisition or the costs to achieve these cost savings, operating synergies, and revenue enhancements. In addition, the unaudited pro forma condensed combined financial information presents EP Energy Corporation, El Paso’s exploration and production business (referred to as “EP Energy”) as current assets and liabilities held for sale as of September 30, 2011 and discontinued operations beginning January 1, 2010, as Kinder Morgan intends to sell the assets of EP Energy in conjunction with the closing of the transactions or shortly thereafter.

The following selected unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes presented elsewhere in this information statement/proxy statement/prospectus.

	Nine Months Ended September 30, 2011	Year Ended December 31, 2010
	(in millions, except per share data)
Condensed Combined Statement of Income from Continuing Operations Information:
Operating revenues	$8,392.8	$10,963.0
Income from continuing operations	328.5	753.3
Net income attributable to Kinder Morgan	232.8	452.0
Diluted earnings per share of Class P common stock from continuing operations	0.15	0.21
Diluted weighted average number of Class P shares outstanding	1,036.5	1,036.1

As of September 30, 2011
(in millions)
Condensed Combined Balance Sheet Information:
Total assets	$74,446.9

Long-term debt	$32,131.7

Total liabilities	$51,988.6

Total Kinder Morgan stockholders’ equity	$13,061.0
Non-controlling interest	9,397.3

Total stockholders’ equity	$22,458.3

Unaudited Comparative Per Share Information of Kinder Morgan and El Paso

The following table sets forth selected historical and unaudited pro forma combined per share information of Kinder Morgan and El Paso.

Kinder Morgan Pro Forma for Conversion and Initial Public Offering Per Share Information. The Pro Forma for Conversion and Initial Public Offering per share information of Kinder Morgan set forth below is derived from Kinder Morgan’s unaudited consolidated financial statements as of and for the nine months ended September 30, 2011 and its audited consolidated financial statements as of and for the year ended December 31, 2010, giving pro forma effect to Kinder Morgan’s conversion from a limited liability company to a corporation and its initial public offering, both of which occurred in February 2011, as if they had been effective on January 1, 2010.

El Paso Historical Per Share Information. The historical per share information of El Paso set forth below is derived from El Paso’s unaudited consolidated financial statements as of and for the nine months ended September 30, 2011 and its audited consolidated financial statements as of and for the year ended December 31, 2010.

Pro Forma Combined Per Share Information of Kinder Morgan. The unaudited pro forma combined per share information of Kinder Morgan set forth below is derived from the information referred to above and gives effect to the second merger under the purchase method of accounting, as if the second merger had been effective on January 1, 2010, in the case of earnings per share and cash dividends per share data, and September 30, 2011, in the case of book value per share data, and assuming that 0.4187 of a share of Kinder Morgan Class P common stock, and 0.640 of a Kinder Morgan warrant, had been issued in exchange for each outstanding share of El Paso common stock. In addition, this unaudited pro forma combined per share information assumes the impact to earnings from continuing operations for the debt to be incurred in conjunction with the transactions that was not allocated to discontinued operations.

The accounting for an acquisition of a business is based on the authoritative guidance for business combinations. Purchase accounting requires, among other things, that the assets acquired and liabilities assumed be recognized at their fair values as of the date the second merger is completed. The allocation of the purchase price is dependent upon certain valuations of El Paso’s assets and liabilities and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments reflect the assets and liabilities of El Paso at their preliminary estimated fair values. Differences between these preliminary estimates and the final purchase accounting will occur, and these differences could have a material impact on the unaudited pro forma combined per share information set forth in the following table.

The unaudited pro forma combined per share information of Kinder Morgan does not purport to represent the actual results of operations that Kinder Morgan would have achieved had the companies been combined during these periods or to project the future results of operations that Kinder Morgan may achieve after the second merger.

Equivalent Pro Forma Combined Per Share Information. The unaudited equivalent pro forma combined per share amounts below are calculated by multiplying the unaudited Kinder Morgan pro forma combined per share amounts by the exchange ratio for the mixed election of 0.4187.

Generally. You should read the information set forth below in conjunction with the selected historical and pro forma financial information of Kinder Morgan and El Paso and the historical financial statements and related notes of Kinder Morgan, included elsewhere in this information statement/proxy statement/prospectus, and the historical financial statements and related notes of El Paso that are incorporated into this information statement/proxy statement/prospectus by reference. See “Unaudited Pro Forma Condensed Combined Financial Information,” “Where You Can Find More Information” and “Incorporation by Reference.”

	As of and for the Nine Months Ended September 30, 2011	As of and for the Year Ended December 31, 2010
Kinder Morgan Pro Forma for Conversion and Initial Public Offering(a)
Basic earnings (loss) per share of Class P common stock from continuing operations(b)	$0.62	$(0.06)
Diluted earnings (loss) per share of Class P common stock from continuing operations(b)	0.62	(0.06)
Dividends per share of Class P common stock declared for the period(c)	0.89	1.07	(d)
Book value per share of Class P common stock	4.89 (e)	4.86	(f)

El Paso Historical(g)
Basic earnings (loss) per share	$(0.06)	$1.03
Diluted earnings (loss) per share	(0.06)	1.00
Dividends per share declared for the period	0.03	0.04
Book value per share of common stock	5.68	5.56

Kinder Morgan Pro Forma Combined(h)
Basic earnings per share of Class P common stock from continuing operations	$0.15	$0.21
Diluted earnings per share of Class P common stock from continuing operations	0.15	0.21
Dividends per share of Class P common stock declared for the period	0.63	0.76
Book value per share of Class P common stock	12.61	12.59

Pro Forma (equivalent)(i)
Basic earnings per share common stock from continuing operations	$0.06	$0.09
Diluted earnings per share common stock from continuing operations	0.06	0.09
Dividends per share common stock declared for the period	0.26	0.32
Book value per share of common stock	5.28	5.27

(a)	Until February 10, 2011, Kinder Morgan was a Delaware limited liability company named Kinder Morgan Holdco LLC, which on that date was converted into a Delaware corporation named Kinder Morgan, Inc. On February 16, 2011, Kinder Morgan closed its initial public offering of common stock, in which 109,786,590 shares of Class P common stock were sold to the public. Shortly thereafter, there was a related conversion of 1,110,738 Class A shares to Class P shares. The outstanding shares of Kinder Morgan Class A, Class B and Class C common stock, or the “investor retained stock,” were then convertible into an aggregate of 596,102,672 shares of Class P common stock. The Kinder Morgan information per share of Class P common stock as of and for the nine months ended September 30, 2011 and as of and for the year ended December 31, 2010 gives pro forma effect to these transactions as if they had occurred on January 1, 2010.

(b)	Earnings per share is calculated using the two-class method. Earnings are allocated to each class of common stock based on the amount of dividends declared in the current period for each class of stock plus an allocation of the undistributed earnings or excess distributions over earnings to the extent that each security shares in undistributed earnings or excess distributions over earnings. For the investor retained stock, the allocation of undistributed earnings or excess distributions over earnings is in direct proportion to the maximum number of Class P shares into which it can convert.

For the Class P diluted per share computations, total net income attributable to Kinder Morgan is divided by the adjusted weighted average shares outstanding during the period, including all dilutive potential shares. This includes the 596,102,672 Class P shares into which the investor retained stock is convertible. Thus, the number of Class P shares on a fully-converted basis is the same before and after any conversion of investor retained stock. Each time one Class P share is issued upon conversion of investor retained stock, the number of Class P shares goes up by one, and the number of Class P shares into which the investor retained stock is convertible goes down by one. Accordingly, there is no difference between Class P basic and diluted earnings per share because the conversion of Class A, Class B, and Class C shares into Class P shares does not impact the number of Class P shares on a fully-converted basis.

(c)	The actual dividends declared for the nine months ended September 30, 2011 were $0.74 per share, which includes a dividend of $0.14 per share for the first quarter of 2011, which was a prorated amount from February 16, 2011, the day Kinder Morgan closed its initial public offering.
(d)	During 2010, there were $755.0 million and $700.0 million of dividends declared and paid, respectively. Giving pro forma effect to the matters described in note (a), this would equate to declared cash dividends of $1.07 per Class P share and paid cash dividends of $0.99 per Class P share.
(e)	Calculated as $3,455.5 million of Kinder Morgan net book value divided by 707.0 million total pro forma Class P and Class A shares outstanding as of September 30, 2011.
(f)	Calculated as $3,439.1 million of Kinder Morgan net book value divided by 707.0 million total pro forma Class P and Class A shares outstanding as of December 31, 2010.
(g)	Represents El Paso’s historical financial information.
(h)	Earnings per share information represents the pro forma per share information in the unaudited pro forma condensed combined financial statements included elsewhere in this information statement/proxy statement/prospectus. Dividends per share information is calculated as the sum of the aggregate dividends declared on the Kinder Morgan Class P common stock and the aggregate dividends declared on the El Paso common stock for the period divided by the pro forma number of shares of Class P common stock outstanding after giving effect to the transactions. Book value per share information is calculated as pro forma Kinder Morgan stockholders’ equity divided by the pro forma shares of Class P common stock and Class A common stock outstanding after giving effect to the transactions.
(i)	Pro forma (equivalent) amounts are calculated by multiplying the Kinder Morgan Pro Forma Combined Class P per share amounts by the exchange ratio for the mixed election of 0.4187.

Comparative Stock Prices And Dividends

Kinder Morgan Class P common stock is listed on the NYSE under the symbol “KMI.” El Paso common stock is listed on the NYSE under the symbol “EP.” The following tables set forth the high and low sales prices per share of Kinder Morgan Class P common stock and El Paso common stock for the quarterly periods indicated, and the amount of cash dividends declared per share in respect of the periods indicated. Kinder Morgan Class P common stock began trading on the NYSE upon Kinder Morgan’s initial public offering in February 2011.

	Kinder Morgan Class P Common Stock
	Price Range						Cash
	High			Low			Dividends
2011
Fourth quarter (through [ ], 2011)	$	[	]	$	[	]
Third quarter		29.45			23.51		$0.30
Second quarter		29.97			26.87		0.30
First quarter (beginning February 11, 2011)		32.14			29.50		0.14	(1)

(1)	This dividend was prorated from February 16, 2011, the day Kinder Morgan closed its initial public offering. Based on a full quarter, the dividend amounts to $0.29 per share.

	El Paso Common Stock
	Price Range						Cash
	High			Low			Dividends
2011
Fourth quarter (through [ ], 2011)	$	[	]	$	[	]
Third quarter		21.18			16.64		$0.01
Second quarter		21.54			16.72		0.01
First quarter		18.77			13.42		0.01
2010
Fourth quarter		14.08			12.00		0.01
Third quarter		12.93			10.60		0.01
Second quarter		13.00			10.17		0.01
First quarter		11.59			9.55		0.01
2009
Fourth quarter		11.37			8.94		0.01
Third quarter		10.85			8.00		0.05
Second quarter		10.91			6.10		0.05
First quarter		9.52			5.22		0.05

The following table sets forth the closing prices per share for Kinder Morgan Class P common stock and El Paso common stock on October 14, 2011, the last trading day prior to the public announcement of the merger, and on [                    ], 2011, the last practicable trading day prior to the date of this information statement/proxy statement/prospectus. The table also sets forth the equivalent market value per share of El Paso common stock for the mixed consideration election shares and the stock election shares, assuming no proration and excluding the value of the warrants.

	Closing Price per Share
	October 14, 2011	[ ], 2011
Kinder Morgan Class P common stock	$26.89	$
El Paso common stock	19.59
El Paso mixed consideration election share equivalent	25.91
El Paso stock election share equivalent	25.91

Because the merger consideration will not be adjusted for changes in the market price of either Kinder Morgan Class P common stock or El Paso common stock, the market value of the shares of Kinder Morgan Class P common stock that holders of El Paso common stock will have the right to receive on the date the second merger becomes effective may vary significantly from the market value of the shares of Kinder Morgan Class P common stock that holders of El Paso common stock would receive if the second merger were completed on the date of this information statement/proxy statement/prospectus. Therefore, you should obtain recent market prices of the Kinder Morgan and El Paso shares prior to voting. See “Risk Factors—Risk Factors Relating to the Transactions—Because the exchange ratios are fixed and because the market price of Kinder Morgan Class P common stock and El Paso common stock will fluctuate, El Paso stockholders receiving Kinder Morgan Class P common stock and/or warrants as part of the merger consideration cannot be sure of the market value of such merger consideration relative to the value of their shares of El Paso common stock that they are exchanging.”

RISK FACTORS

In evaluating Kinder Morgan, El Paso, their respective businesses, the combined company and the transactions, you should carefully consider the following risk factors, as well as the other information included in or incorporated by reference into this information statement/proxy statement/prospectus, before deciding how to vote. Realization of any of the risks described below, any of the events described under “Cautionary Statement Regarding Forward-Looking Statements” or any of the risks or events described in the information incorporated by reference could have a material adverse effect on Kinder Morgan’s, El Paso’s or the combined company’s respective businesses, financial condition, cash flows and results of operations and could result in a decline in the trading price of their respective shares of common stock.

Risk Factors Relating to the Transactions

Kinder Morgan and El Paso may be unable to obtain the regulatory clearances and approvals required to complete the transactions or, in order to do so, Kinder Morgan and El Paso may be required to comply with material restrictions or satisfy material conditions.

The transactions are subject to review by the Antitrust Division of the Department of Justice (referred to as the “Antitrust Division”) and the Federal Trade Commission (referred to as the “FTC”) under the HSR Act, the Mexican Federal Competition Commission, the FERC under Section 203 of the Federal Power Act with respect to the indirect transfer of control to Kinder Morgan of El Paso’s wholesale electric power marketing subsidiary and the wholesale power contracts to which it is a party, and potentially state regulatory authorities or foreign governmental authorities. The closing of the transactions is also subject to the condition that there be no law, injunction, judgment or ruling by a governmental authority in effect enjoining, restraining, preventing or prohibiting the transactions contemplated by the merger agreement. Kinder Morgan and El Paso can provide no assurance that all required regulatory approvals will be obtained. Further, Kinder Morgan has agreed to avoid or eliminate any impediment to the transactions that may be asserted by governmental entities under the antitrust laws, including divesting assets, terminating relationships or committing to limit Kinder Morgan’s future freedom of action. If any governmental authority asserts any objections to the transactions, Kinder Morgan anticipates that it may be required to divest some assets in order to obtain antitrust approval. There can be no assurance as to the cost, scope or impact of the actions that may be required to obtain antitrust approval. If Kinder Morgan must take such actions, it could be detrimental to it or to the combined company following the consummation of the transactions. Furthermore, these actions could have the effect of delaying or preventing completion of the proposed transactions or imposing additional costs on or limiting the revenues of the combined company following the consummation of the transactions. See “The Merger Agreement—Regulatory Matters.”

Even if the parties receive early termination of the statutory waiting period under the HSR Act or the waiting period expires, the Antitrust Division or the FTC could take action under the antitrust laws to prevent or rescind the transactions, require the divestiture of assets or seek other remedies. Additionally, the FERC, state attorneys general or foreign governmental authorities could seek to block or challenge the transactions as they deem necessary or desirable in the public interest at any time, including after completion of the transactions. In addition, in some circumstances, a competitor, customer or other third party could initiate a private action under antitrust laws challenging or seeking to enjoin the transactions, before or after it is completed. Kinder Morgan may not prevail and may incur significant costs in defending or settling any action under the antitrust laws.

If Kinder Morgan’s financing for the transactions is not funded, the transactions may not be completed and Kinder Morgan may be in breach of the merger agreement.

Kinder Morgan intends to finance the cash required in connection with the transactions, including for expenses incurred in connection with the transactions, with debt financing. On October 16, 2011, Kinder Morgan entered into a debt commitment letter with Barclays Capital. Pursuant to the commitment letter, Barclays Bank has committed to provide a $6.8 billion 364-day senior secured term loan facility, a $5.0 billion three-year senior secured term loan facility and a $1.5 billion senior revolving credit facility to fund the cash consideration in the transactions. On October 31, 2011, the following financial institutions became party to the debt commitment letter by way of a joinder agreement and were assigned a portion of Barclays Bank’s commitments thereunder: Bank of America, N.A.; The Bank of Tokyo-Mitsubishi UFJ, Ltd.; Citibank, N.A.; Credit Suisse AG, Cayman Islands Branch; Deutsche Bank AG New York Branch; JPMorgan Chase Bank, N.A.; Royal Bank of Canada; The Royal Bank of Scotland PLC; UBS Loan Finance LLC; and Wells Fargo Bank, N.A. Each of the lenders party to the joinder agreement has severally, but not jointly, committed to provide the portion of the commitments assigned to it. To the extent one or more of the lenders is unwilling to, or unable to, fund its portion of the debt financing commitments, the other lenders are not obligated to assume the unfunded commitments and Kinder Morgan may be required to seek alternative financing or fund such commitments itself. The debt financing commitment is subject to various conditions, including the absence of a material adverse effect on El Paso having occurred, Kinder Morgan using its commercially reasonable efforts to obtain credit ratings from S&P and Moody’s, the execution of satisfactory documentation and other customary closing conditions.

In the event some or all of the financing contemplated by the commitment letter is not available, Kinder Morgan is obligated to use its best efforts to obtain alternative financing in an amount that will enable Kinder Morgan to consummate the transactions, even if such alternative financing is on less favorable terms and conditions than those contemplated by the commitment letter. Under certain circumstances, Kinder Morgan may, and El Paso may require Kinder Morgan to, sue its financing sources to specifically enforce the obligations of the financing sources under the commitment letter. Due to the fact that there is no funding condition in the merger agreement, if Kinder Morgan is unable to obtain funding from its financing sources for the cash required in connection with the transactions, Kinder Morgan could be in breach of the merger agreement assuming all other conditions to closing are satisfied and may be liable to El Paso for damages. For a description of the debt financing, please refer to “Description of the Debt Financing.”

New El Paso stockholders may not receive all consideration in the form they elect, and the form of consideration that they receive may have a lower value or less favorable tax consequences than the form of consideration that they elect to receive.

New El Paso stockholders that make either the cash election or the stock election will be subject to proration if holders of New El Paso common stock, in the aggregate, elect to receive more or less than the aggregate amount of cash consideration to be paid in the transactions. Accordingly, some of the consideration El Paso stockholders receive in the transactions may differ from the type of consideration they select and such difference may be significant. This may result in, among other things, tax consequences that differ from those that would have resulted if New El Paso stockholders had received solely the form of consideration that they elected. The relative proportion of stock and cash that a New El Paso stockholder receives may also have a value that is higher or lower than the relative proportion of stock and cash that the New El Paso stockholder elected to receive. A discussion of the proration mechanism can be found under the heading “The Transactions—New El Paso Stockholders Making Elections—Proration and Adjustment Procedures” and a discussion of the material federal income tax consequences of the transactions can be found under the heading “The Transactions—Material U.S. Federal Income Tax Consequences of the Transactions.”

The fairness opinions rendered to the boards of directors of Kinder Morgan and El Paso by their respective financial advisors were based on the respective financial analyses they performed, which considered factors such as market and other conditions then in effect, and financial forecasts and other information made available to them, as of the date of their respective opinions. As a result, these opinions do not reflect changes in events or circumstances after the date of these opinions. Kinder Morgan and El Paso have not obtained, and do not expect to obtain, updated fairness opinions from their respective financial advisors reflecting changes in circumstances that may have occurred since the signing of the merger agreement.

The fairness opinions rendered to the board of directors of Kinder Morgan by Evercore and Barclays Capital and the fairness opinion rendered to the board of directors of El Paso by Morgan Stanley were provided in connection with, and at the time of, the boards of directors’ respective evaluation of the transactions. These opinions were based on the respective financial analyses performed, which considered market and other conditions then in effect, and financial forecasts and other information made available to them, as of the date of their respective opinions, which may have changed, or may change, after the date of the opinions. Kinder Morgan and El Paso have not obtained updated opinions as of the date of this information statement/proxy statement/prospectus from their respective financial advisors. They do not expect to obtain updated opinions prior to completion of the transactions. Changes in the operations and prospects of Kinder Morgan or El Paso, general market and economic conditions and other factors which may be beyond the control of Kinder Morgan and El Paso, and on which the fairness opinions were based, may have altered the value of Kinder Morgan or El Paso or the prices of shares of Kinder Morgan Class P common stock or shares of El Paso common stock since the dates of such opinions, or may alter such values and prices by the time the transactions are completed. The opinions do not speak as of any date other than the dates of those opinions. For a description of the opinions that Kinder Morgan and El Paso received from their respective financial advisors, please refer to “The Transactions—Opinions of Kinder Morgan’s Financial Advisors” and “—Opinion of El Paso’s Financial Advisor.”

The merger agreement contains provisions that limit each party’s ability to pursue alternatives to the transactions, could discourage a potential competing acquirer of either El Paso or Kinder Morgan from making a favorable alternative transaction proposal and, in specified circumstances, could require El Paso to pay a termination fee of $650 million to Kinder Morgan.

Under the merger agreement, El Paso and Kinder Morgan are restricted from entering into alternative transactions. Unless and until the merger agreement is terminated, subject to specified exceptions (which are discussed in more detail in “The Merger Agreement—Termination”), both Kinder Morgan and El Paso are restricted from soliciting, initiating, knowingly facilitating, knowingly encouraging or knowingly inducing or negotiating, any inquiry, proposal or offer for a competing acquisition proposal with any person. The merger agreement does not permit Kinder Morgan to terminate the merger agreement and pursue an alternative transaction, even if the Kinder Morgan board believed it would be more favorable to the Kinder Morgan stockholders. Additionally, under the merger agreement, in the event of a potential change by the board of directors of El Paso of its recommendation with respect to the transactions in light of a superior proposal, El Paso must provide Kinder Morgan with five days notice to allow Kinder Morgan to propose an adjustment to the terms and conditions of the merger agreement. El Paso may terminate the merger agreement and enter into an agreement with respect to a superior proposal only if specified conditions have been satisfied, including compliance with the no solicitation and termination provisions of the merger agreement. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of El Paso or Kinder Morgan from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher per share cash or market value than the market value proposed to be received or realized in the transactions, or might result in a potential competing acquirer of El Paso proposing to pay a lower price than it would otherwise have proposed to pay because of the added expense of the termination fee that may become payable in specified circumstances.

Under the merger agreement, El Paso may be required to pay to Kinder Morgan a termination fee of $650 million if the merger agreement is terminated under specified circumstances. If such a termination fee is payable, the payment of this fee could have material and adverse consequences to the financial condition and operations of El Paso. For a discussion of the restrictions on El Paso and Kinder Morgan soliciting or entering into a takeover proposal or alternative transaction and the El Paso’s board of directors ability to change its recommendation, see “The Merger Agreement—No-Solicitation by El Paso of Takeover Proposals,” “—No-Solicitation by Kinder Morgan of an Alternative Transaction” and “—El Paso Board Recommendation.”

Directors and executive officers of El Paso have certain interests that are different from those of El Paso stockholders generally.

The executive officers of El Paso who negotiated the terms of the merger agreement and the members of the El Paso board of directors who approved the merger agreement have certain interests in the transactions that may be different from, or in addition to, the interests of El Paso stockholders generally. These interests include the following:

•

Under the merger agreement, each outstanding equity award (including equity awards held by El Paso’s executive officers and directors) will (to the extent unvested) automatically vest upon the second merger and be converted into the right to receive, at the election of the holder, either cash (and warrants) or a mixture of cash and shares of Kinder Morgan Class P common stock (and warrants) for all shares subject to such awards (in the case of stock options, less the aggregate exercise price);

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El Paso’s executive officers participate in El Paso’s executive severance plans, which provide severance and other termination benefits in the case of a qualifying termination of employment upon or within the two-year period immediately following a change of control, which would include the second merger; and

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Under the merger agreement, El Paso must, in consultation with Kinder Morgan, adopt a retention plan for certain full-time employees of El Paso, including executive officers [            ] and [            ], pursuant to which retention bonuses may be earned by such executive officers based on (1) the performance of services, (2) attainment of specified levels of gross sale proceeds in respect of EP Energy business assets sold within 12 months after closing of the second merger and (3) the date the EP Energy business assets are sold.

The merger agreement provides that Kinder Morgan will take such actions (including increasing the size of the Kinder Morgan board of directors) as are necessary to elect two individuals designated by El Paso to the Kinder Morgan board of directors effective as of, and subject to the occurrence of, the effective time of the second merger. As of the date of this information statement/proxy statement/prospectus, El Paso has not yet determined which individuals will be its designees on the Kinder Morgan board of directors.

The merger agreement also provides for indemnification in favor of the current and former directors and officers of El Paso and its subsidiaries and for the purchase of directors’ and officers’ liability insurance and fiduciary liability insurance tail or run-off policies with respect to matters existing or occurring at or prior to the effective time of the transactions.

For a discussion of the interests of directors and executive officers in the transactions, see “The Transactions—Interests of Certain El Paso Persons in the Transactions.”

Kinder Morgan and El Paso may have difficulty attracting, motivating and retaining executives and other employees in light of the transactions.

Uncertainty about the effect of the transactions on Kinder Morgan and El Paso employees may have an adverse effect on Kinder Morgan and El Paso and consequently the combined company. This uncertainty may impair Kinder Morgan’s and El Paso’s ability to attract, retain and motivate personnel until the transactions are completed. Employee retention may be particularly challenging during the pendency of the transactions, as employees may feel uncertain about their future roles with the combined company. In addition, Kinder Morgan and El Paso may have to provide additional compensation in order to retain employees. If employees of Kinder Morgan or El Paso depart because of issues relating to the uncertainty and difficulty of integration or a desire not to become employees of the combined company, the combined company’s ability to realize the anticipated benefits of the transactions could be reduced.

Kinder Morgan and El Paso will incur substantial transaction-related costs in connection with the transactions.

Kinder Morgan and El Paso expect to incur a number of non-recurring transaction-related costs associated with completing the transactions, combining the operations of the two companies and achieving desired synergies. These fees and costs will be substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, filing fees and printing costs. Additional unanticipated costs may be incurred in the integration of the businesses of Kinder Morgan and El Paso. There can be no assurance that the elimination of certain duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, will offset the incremental transaction-related costs over time. Thus, any net benefit may not be achieved in the near term, the long term or at all.

Failure to successfully combine the businesses of El Paso and Kinder Morgan in the expected time frame may adversely affect the future results of the combined company, and, consequently, the value of any Kinder Morgan Class P common stock and/or Kinder Morgan warrants that El Paso stockholders receive as part of the merger consideration.

The success of the proposed transactions will depend, in part, on the ability of Kinder Morgan to realize the anticipated benefits and synergies from combining the businesses of Kinder Morgan and El Paso. To realize these anticipated benefits, the businesses must be successfully combined. If the combined company is not able to achieve these objectives, or is not able to achieve these objectives on a timely basis, the anticipated benefits of the transactions may not be realized fully or at all. In addition, the actual integration may result in additional and unforeseen expenses, which could reduce the anticipated benefits of the transactions. These integration difficulties could result in declines in the market value of Kinder Morgan Class P common stock and, consequently, result in declines in the market value of the Kinder Morgan Class P common stock and warrants that El Paso stockholders receive as part of the merger consideration and continue to hold following consummation of the proposed transactions.

Failure to complete the transactions, or significant delays in completing the transactions, could negatively affect the trading prices of Kinder Morgan Class P common stock and El Paso common stock and the future business and financial results of Kinder Morgan and El Paso.

Completion of the transactions is not assured and is subject to risks, including the risks that approval of the transactions by the respective stockholders of Kinder Morgan and El Paso or by governmental agencies is not obtained or that other closing conditions are not satisfied. If the transactions are not completed, or if there are significant delays in completing the transactions, it could negatively affect the trading prices of Kinder Morgan Class P common stock and El Paso common stock and the respective future business and financial results of Kinder Morgan and El Paso, and each of them will be subject to several risks, including the following:

•	the parties may be liable for damages to one another under the terms and conditions of the merger agreement;

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negative reactions from the financial markets, including declines in the price of Kinder Morgan Class P common stock or El Paso common stock due to the fact that current prices may reflect a market assumption that the transactions will be completed;

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having to pay certain significant costs relating to the transactions, including, in the case of El Paso in certain circumstances, a termination fee of $650 million as described in “The Merger Agreement—Termination Fee”; and

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the attention of management of Kinder Morgan and El Paso will have been diverted to the transactions rather than each company’s own operations and pursuit of other opportunities that could have been beneficial to that company.

Purported stockholder class action complaints have been filed against El Paso, Kinder Morgan, the members of El Paso’s board of directors, El Paso’s and Kinder Morgan’s merger subsidiaries and Goldman Sachs, challenging the transactions, and an unfavorable judgment or ruling in these lawsuits could prevent or delay the consummation of the proposed transactions and result in substantial costs.

In connection with the proposed transactions, purported stockholders of El Paso have filed numerous purported stockholder class action lawsuits in the District Court of Harris County, Texas and in the Delaware Court of Chancery. Those lawsuits name as defendants El Paso, Kinder Morgan, the members of the board of directors of El Paso, and, in certain cases, the affiliates of El Paso and Kinder Morgan and Goldman, Sachs & Co., whose role is further described in the section entitled “The Transactions—El Paso’s Engagement of Goldman Sachs.” Among other remedies, the plaintiffs seek to enjoin the proposed transactions. If a final settlement is not reached, or if a dismissal is not obtained, these lawsuits could prevent and/or delay completion of the transactions and result in substantial costs to El Paso and Kinder Morgan, including any costs associated with the indemnification of directors. Additional lawsuits may be filed against El Paso and Kinder Morgan, their respective affiliates and El Paso’s directors related to the proposed transactions. The defense or settlement of any lawsuit or claim may adversely affect the combined company’s business, financial condition or results of operations. See “The Transactions—Litigation Related to the Transactions.”

Closing of the first merger and/or second merger may trigger change in control provisions in certain agreements to which El Paso is a party.

Closing of the first merger and/or second merger may trigger change in control provisions in certain agreements to which El Paso is a party. If El Paso and Kinder Morgan are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if El Paso and Kinder Morgan are able to negotiate waivers, the counterparties may require a fee for such waiver or seek to renegotiate the agreements on terms less favorable to El Paso or the combined company.

During the pendency of the proposed transactions, a decrease in Kinder Morgan’s perceived creditworthiness may have an adverse effect on El Paso’s perceived creditworthiness, possibly resulting in a downgrade of credit ratings.

During the pendency of the proposed transactions, changes in Kinder Morgan’s perceived creditworthiness may affect El Paso’s perceived creditworthiness. To the extent that there are concerns about Kinder Morgan’s ability to satisfy its obligations to its creditors, those concerns may be imputed to El Paso, causing similar concerns about El Paso’s ability to satisfy its obligations to its creditors. If El Paso’s perceived creditworthiness suffers, it could result in, among other things, lowered credit ratings, reduced access to capital and increased borrowing costs.

El Paso is subject to business uncertainties and contractual restrictions while the proposed transactions are pending, which could adversely affect El Paso’s business and operations.

Under the terms of the merger agreement, El Paso is subject to certain restrictions on the conduct of its business prior to completing the proposed transactions, which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into contracts or incur capital expenditures to grow its business. Such limitations could negatively affect El Paso’s businesses and operations prior to the completion of the proposed transactions. Furthermore, the process of planning to integrate two businesses and organizations for the post-merger period can divert management attention and company resources and could ultimately have an adverse effect on each of Kinder Morgan and El Paso.

In connection with the pending transactions, it is possible that some customers, suppliers and other persons with whom El Paso has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with El Paso as a result of the proposed transactions, which could negatively affect El Paso’s revenues, earnings and cash flows, as well as the market price of shares of its common stock, regardless of whether the transactions are completed.

Because the exchange ratios are fixed and because the market price of Kinder Morgan Class P common stock and El Paso common stock/New El Paso common stock will fluctuate, New El Paso stockholders receiving Kinder Morgan Class P common stock and/or warrants as part of the merger consideration cannot be sure of the market value of such merger consideration relative to the value of their shares of New El Paso common stock that they are exchanging.

If the transactions are completed, each share of New El Paso common stock will be converted into the right to receive 0.640 of a warrant to purchase shares of Kinder Morgan Class P common stock and may, depending on the election of the New El Paso stockholder and subject to proration, be converted into the right to receive a fixed number of shares (as opposed to a fixed market value) of Kinder Morgan Class P common stock. During the pendency of the transactions, the market value of Kinder Morgan Class P common stock will fluctuate, and decreases in the market value of Kinder Morgan Class P common stock will negatively affect the value of the merger consideration that New El Paso stockholders receive. The market value of New El Paso common stock will also fluctuate during the pendency of the transactions, and increases in the market value of New El Paso common stock may mean that the merger consideration issued to New El Paso common stockholders will be worth less than the market value of the shares of New El Paso common stock such stockholders are exchanging. The exchange ratios were fixed at the time the merger agreement was executed, and the value of Kinder Morgan and New El Paso stock may vary significantly from their values on the date of the merger agreement, the date of this information statement/proxy statement/prospectus, the date on which El Paso stockholders vote on the merger agreement, the date on which New El Paso stockholders make their election and the date on which New El Paso stockholders receive the merger consolidation. Neither El Paso nor Kinder Morgan is permitted to terminate the merger agreement solely due to changes in the market price of either party’s common stock.

There will be a time lapse between the date on which New El Paso stockholders make an election with respect to the form of merger consideration to be received by them in exchange for their New El Paso common stock and the date on which New El Paso stockholders actually receive warrants of Kinder Morgan and, depending on their election and subject to proration, shares of Kinder Morgan Class P common stock. Fluctuations in the market value of Kinder Morgan stock during this time period will also affect the value of the merger consideration, once it is actually received.

If a New El Paso stockholder makes a stock election or mixed election and the market value of Kinder Morgan Class P common stock falls between the time of the election and the time the merger consideration is actually received, the value of the merger consideration received may be less than the value of the merger consideration such stockholder would have received under a cash election. Conversely, if a New El Paso stockholder makes a cash election and the market value of Kinder Morgan Class P common stock rises between the time of the election and the time the merger consideration is actually received, the value of the merger consideration received may be less than the value of the merger consideration such stockholder would have received under a stock or mixed election. New El Paso stockholders are urged to obtain current market quotations for Kinder Morgan stock when they make their elections.

If the transactions are approved, the date that New El Paso stockholders will receive the merger consideration is uncertain.

If the proposed transactions are approved, the date that New El Paso stockholders will receive the merger consideration depends on the completion date of the transactions, which is uncertain.

When making their elections, New El Paso stockholders must deliver stock certificates (or evidence of shares in book-entry form) to the exchange agent, and, unless they revoke their election, will not be able to transfer those shares following delivery.

When New El Paso stockholders make their election and return the properly completed form of election by the applicable deadline, they must also deliver to the exchange agent stock certificates (or evidence of shares in book-entry form) representing their shares of New El Paso common stock. Unless they revoke this election, such stockholders may not transfer those shares following their election, and such stockholders may therefore be unable to gain access to cash or make other investments, or otherwise attempt to reduce the potential for a decrease in the value of their investment, as they otherwise would like.

The value of the warrants that New El Paso stockholders will receive as part of the merger consideration is uncertain, and the warrants may have limited or no value.

The value of the warrants to be issued as part of the merger consideration is speculative. In the event that the value of Kinder Morgan Class P common stock does not exceed the exercise price of the warrants during the five-year period when the warrants are exercisable, the warrants may have limited or no value. Because the market for the warrants may be limited, volatile or sporadic, warrant holders may have to bear the economic consequences of holding such warrants for the entire term of the warrants.

If the merger agreement is terminated, El Paso may be obligated to reimburse Kinder Morgan for costs incurred related to the transactions and, under certain circumstances, pay a termination fee to Kinder Morgan.

In certain circumstances, upon termination of the merger agreement, El Paso would be responsible for reimbursing Kinder Morgan for up to $20 million in expenses related to the transaction, plus certain financing-related expenses of Kinder Morgan, and may be obligated to pay a termination fee to Kinder Morgan of $650 million. If the merger agreement is terminated, the expense reimbursements and the termination fee required to be paid, if any, by El Paso under the merger agreement may require El Paso to incur significant amounts that would reduce the cash and liquidity it has available for operations, dividends or other general corporate purposes. See “The Merger Agreement—Expenses.”

The unaudited pro forma financial information in this information statement/proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of the combined company following completion of the proposed transactions.

The unaudited pro forma financial information in this information statement/proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the transactions been completed on the dates indicated. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to El Paso’s net assets. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of El Paso as of the date of the completion of the transactions. In addition, subsequent to the closing date, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this document. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Kinder Morgan’s and El Paso’s financial estimates are based on various assumptions that may not prove to be correct.

The financial estimates set forth in the forecast included under “The Transactions—Certain Kinder Morgan Financial Projections” and “—Certain El Paso Financial Projections” are based on assumptions of, and information available to, Kinder Morgan and El Paso, respectively, at the time they were prepared and provided to Kinder Morgan’s and El Paso’s respective boards of directors and financial advisors. Kinder Morgan and El Paso do not know whether the assumptions they made will prove correct. Any or all of such estimates may turn out to be wrong. They can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond Kinder Morgan’s and/or El Paso’s control. Many factors mentioned in this information statement/proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events and/or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements” will be important in determining Kinder Morgan’s and/or El Paso’s future results. As a result of these contingencies, actual future results may vary materially from Kinder Morgan’s and/or El Paso’s estimates. In view of these uncertainties, the inclusion of Kinder Morgan’s and El Paso’s financial estimates in this information statement/proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will be achieved.

These financial estimates are Kinder Morgan’s and El Paso’s internal financial forecasts and were not prepared with a view toward public disclosure or toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made, and each of Kinder Morgan and El Paso undertakes no obligation, other than as required by applicable law, to update its financial estimates herein to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.

The financial estimates included in this information statement/proxy statement/prospectus have been prepared by, and are the responsibility of, Kinder Morgan and El Paso, as applicable. Moreover, neither Kinder Morgan’s independent accountants, PricewaterhouseCoopers LLP, El Paso’s independent accountants, Ernst & Young LLP, nor any other independent accountants have compiled, examined or performed any procedures with respect to Kinder Morgan’s or El Paso’s prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and, accordingly, each of PricewaterhouseCoopers LLP and Ernst & Young LLP assumes no responsibility for, and disclaims any association with, Kinder Morgan’s and El Paso’s prospective financial information. The reports of PricewaterhouseCoopers LLP included in this information statement/proxy statement/prospectus and the reports of Ernst & Young LLP incorporated by reference relate exclusively to the historical financial information of the entities named in those reports and do not cover any other information in this information statement/proxy statement/prospectus and should not be read to do so. See “The Transactions—Certain El Paso Financial Projections” and “—Certain Kinder Morgan Financial Projections” for more information.

Risk Factors Relating to Kinder Morgan After Completion of the Transactions

In this section, “Kinder Morgan” refers to Kinder Morgan, Inc. after the transactions, at which time El Paso, which owns the general partner of EPB, will be a wholly owned subsidiary. Except as indicated below, this section also assumes the completion of the disposition of El Paso’s oil and gas properties and business before or promptly after the transactions. All of Kinder Morgan’s operations are, and after completion of the transactions will continue to be, conducted by its subsidiaries, including KMP and El Paso and their subsidiaries and joint ventures, and its equity investees. To the extent that a risk described below relates generally to the business of the combined entity, the risk factor refers to the risk to Kinder Morgan. Where the risk described is particular to KMP’s business or to El Paso’s business, the risk factor refers specifically to that entity. In this section, KMP and EPB are sometimes referred to as the “Partnerships.”

Kinder Morgan may not be able to sell El Paso’s exploration and production assets in a timely manner or on satisfactory terms and conditions.

Kinder Morgan expects to sell El Paso’s exploration and production assets around the same time as the consummation of the transactions in order to help reduce the level of indebtedness incurred to finance the transactions. The sale of El Paso’s exploration and production assets is dependent upon a number of factors, including the availability of potential purchasers, reaching agreement with respect to the purchase price of such assets and negotiating definitive documentation upon satisfactory terms and conditions. There can be no assurance that Kinder Morgan will be able to sell El Paso’s exploration and production assets in a timely manner or at all. In the event Kinder Morgan is unable to sell El Paso’s exploration and production assets as expected, the combined company will have an increased amount of indebtedness which may adversely affect its profitability.

Following consummation of the transactions, the credit rating of El Paso and/or Kinder Morgan could be downgraded, which may increase its borrowing costs and could give rise to an obligation to redeem existing indebtedness.

Kinder Morgan will have considerably higher aggregate levels of indebtedness than Kinder Morgan and El Paso currently have in the aggregate due to the debt incurred to finance the transactions. There can be no assurance that the credit ratings of the existing Kinder Morgan debt or El Paso debt will not be subject to a downgrade.

If, as a result of the transactions, certain notes issued by El Paso and certain of its subsidiaries are subject to a ratings downgrade (which, in some instances, results in having a credit rating below investment grade) by a credit ratings agency during the period continuing until up to 120 days after consummation of the transactions, each holder of such notes would have the right to require El Paso or its applicable subsidiary to repurchase all or part of such holder’s notes (possibly at a premium) as provided in the applicable debt documents. If such an event occurs, Kinder Morgan would likely be required to refinance such indebtedness.

Any such obligation to offer to repurchase such El Paso indebtedness could necessitate obtaining significant amounts of refinancing capital. No assurance can be given as to the terms or availability of refinancing capital. Any such obligation could have an adverse effect on Kinder Morgan’s financial condition after the consummation of the transactions. Moreover, if a ratings downgrade were to occur, even if such event does not give rise to a redemption obligation, the combined El Paso and Kinder Morgan company could experience higher borrowing costs in the future and more restrictive covenants which may reduce profitability and diminish operational flexibility.

Kinder Morgan depends on distributions from its subsidiaries and joint ventures to meet its needs.

Kinder Morgan is a holding company, a company with no significant assets other than its ownership interests in its operating subsidiaries, and has debt outstanding at the holding company level. It is dependent on the earnings and cash flows, dividends and other distributions from its subsidiaries, including KMP, and following the consummation of the proposed transactions, El Paso and its subsidiaries, including EPB, and joint ventures to generate the funds necessary to meet its obligations and pay dividends. Applicable law and contractual restrictions (including restrictions in its subsidiaries’ credit facilities and in its joint venture or partnership agreements) may negatively impact Kinder Morgan’s ability to obtain such distributions from its subsidiaries, including the rights of the creditors of its subsidiaries that would often be superior to Kinder Morgan’s interests. Furthermore, a decline in KMP’s or El Paso’s revenues or increases in their general and administrative expenses, principal and interest payments under existing and future debt instruments, expenditures for taxes, working capital requirements or other cash needs will limit the amount of cash they can distribute to Kinder Morgan, which would reduce the amount of cash available for payment of its debt and for distribution to its stockholders, which could be material.

Kinder Morgan may not be able to sell (drop-down) El Paso’s natural gas pipeline assets to EPB and KMP in a timely manner or on satisfactory terms and conditions.

Kinder Morgan expects to sell (drop-down) El Paso’s natural gas pipeline assets to EPB and KMP. The drop-down of El Paso’s natural gas pipeline assets is dependent upon a number of factors, including reaching agreement with respect to the purchase price of such assets and negotiating definitive documentation upon satisfactory terms and conditions. Each of these transactions will be subject to approval by KMP’s or EPB’s independent directors. There can be no assurance that Kinder Morgan will be able to drop-down El Paso’s natural gas pipeline assets in a timely manner or at all. In the event Kinder Morgan is unable to drop-down El Paso’s natural gas pipeline assets as expected, the combined company will have an increased amount of indebtedness which may adversely affect its profitability.

Kinder Morgan is dependent upon KMP’s and EPB’s ability to access the capital markets and/or other sources of financing.

Kinder Morgan’s ability to sell (drop-down) assets to, and to receive distributions relating to expansion projects or acquisitions at, KMP and/or EPB is dependent, in part, on KMP’s and EPB’s ability to access the capital markets and/or other sources of financing. In the event KMP’s or EPB’s credit rating is downgraded, it may make it more difficult, expensive or impossible for KMP or EPB, as applicable, to access the capital markets and/or other sources of financing. Accordingly, projects may not occur or may be less profitable. Any such event could materially adversely affect the future earnings, cash flows and financial condition of Kinder Morgan.

If the proposed transactions are completed, conflicts of interest may arise between KMI, on the one hand, and EPB and/or KMP, on the other hand.

Conflicts of interest may arise following completion of the proposed transactions because of the relationships among EPB, KMP and Kinder Morgan, as the indirect owner of their general partners. Kinder Morgan’s directors and officers will have fiduciary duties to manage its business in a manner beneficial to Kinder Morgan and Kinder Morgan’s stockholders. Some of Kinder Morgan’s directors will also be directors and officers of EPB’s general partner or KMP’s general partner, and will have duties as provided in their respective partnership agreements to manage the respective businesses of EPB and KMP in a manner beneficial to EPB and KMP and their respective unitholders. The resolution of these conflicts may not always be in Kinder Morgan’s best interest or that of Kinder Morgan’s stockholders.

New regulations, rulemaking and oversight, as well as changes in regulations, by regulatory agencies having jurisdiction over Kinder Morgan’s operations could adversely impact its income and operations.

Kinder Morgan’s pipelines and storage facilities are subject to regulation and oversight by federal, state and local regulatory authorities, such as the FERC, the California Public Utilities Commission, referred to as the “CPUC,” and Canada’s National Energy Board. Regulatory actions taken by these agencies have the potential to adversely affect Kinder Morgan’s profitability. Regulation affects almost every part of its business and extends to such matters as:

•	rates (which include reservation, commodity, surcharges, fuel and gas lost and unaccounted for), operating terms and conditions of service;

•	the types of services Kinder Morgan may offer to its customers;

•	the contracts for service entered into with its customers;

•	the certification and construction of new facilities;

•	the integrity, safety and security of facilities and operations;

•	the acquisition of other businesses;

•	the acquisition, extension, disposition or abandonment of services or facilities;

•	reporting and information posting requirements;

•	the maintenance of accounts and records; and

•	relationships with affiliated companies involved in various aspects of the natural gas and energy businesses.

Should Kinder Morgan fail to comply with any applicable statutes, rules, regulations, and orders of such regulatory authorities, it could be subject to substantial penalties and fines.

New regulations sometimes arise from unexpected sources. For example, the Department of Homeland Security Appropriation Act of 2007 required the Department of Homeland Security to issue regulations establishing risk-based performance standards for the security of chemical and industrial facilities, including oil and gas facilities that are deemed to present “high levels of security risk.”

New laws or regulations or different interpretations of existing laws or regulations, including unexpected policy changes, applicable to Kinder Morgan or its assets could have a material adverse impact on its business, financial condition and results of operations.

The FERC may establish pipeline tariff rates that have a negative impact on Kinder Morgan. In addition, the FERC or Kinder Morgan’s customers could file complaints challenging the tariff rates charged by Kinder Morgan’s pipelines, and a successful complaint could have an adverse impact on Kinder Morgan.

The profitability of Kinder Morgan’s regulated pipelines is influenced by fluctuations in costs and its ability to recover any increases in its costs in the rates charged to its shippers. To the extent that such costs increase in an amount greater than what Kinder Morgan is permitted by the FERC to recover in its rates, or to the extent that there is a lag before the pipeline can file and obtain rate increases, such events can have a negative impact upon Kinder Morgan’s operating results.

Kinder Morgan’s existing rates may also be challenged by complaint. Regulators and shippers on Kinder Morgan’s pipelines have rights to challenge, and have challenged, the rates they charge under certain circumstances prescribed by applicable regulations. Some shippers on various KMP pipelines have filed complaints with the FERC and the CPUC that seek substantial refunds for alleged overcharges during the years in question and prospective reductions in the tariff rates on KMP’s Pacific operations’ pipeline system. Further, the FERC has initiated investigations to determine whether some interstate natural gas pipelines have over-collected on rates charged to shippers. Kinder Morgan could face additional challenges to the rates it charges on its pipelines. Any successful challenge could materially adversely affect its future earnings, cash flows and financial condition.

Energy commodity transportation and storage activities involve numerous risks that may result in accidents or otherwise adversely affect Kinder Morgan’s operations.

There are a variety of hazards and operating risks inherent to natural gas transmission and storage activities and refined petroleum products and carbon dioxide transportation activities—such as leaks, explosions and mechanical problems—that could result in substantial financial losses. In addition, these risks could result in serious injury and loss of human life, significant damage to property and natural resources, environmental pollution and impairment of operations, any of which also could result in substantial financial losses. For pipeline and storage assets located near populated areas, including residential areas, commercial business centers, industrial sites and other public gathering areas, the level of damage resulting from these risks could be greater. Incidents that cause an interruption of service, such as when unrelated third party construction damages a pipeline or a newly completed expansion experiences a weld failure, may negatively impact Kinder Morgan’s revenues and earnings while the affected asset is temporarily out of service. In addition, if losses in excess of Kinder Morgan’s insurance coverage were to occur, they could have a material adverse effect on its business, financial condition and results of operations.

Increased regulatory requirements relating to the integrity of Kinder Morgan’s pipelines will require it to spend additional money to comply with these requirements.

Through Kinder Morgan’s regulated pipeline subsidiaries, it is subject to extensive laws and regulations related to pipeline integrity. There are, for example, federal guidelines for the U.S. Department of Transportation and pipeline companies in the areas of testing, education, training and communication. The U.S. Department of Transportation issued final rules (effective February 2004 with respect to natural gas pipelines) requiring pipeline operators to develop integrity management programs to comprehensively evaluate their pipelines and take measures to protect pipeline segments located in what the rules refer to as “High Consequence Areas.” The ultimate costs of compliance with the integrity management rules are difficult to predict. The majority of the costs to comply with the rules are associated with pipeline integrity testing and the repairs found to be necessary. Changes such as advances of in-line inspection tools, identification of additional threats to a pipeline’s integrity and changes to the amount of pipeline determined to be located in “High Consequence Areas” can have a significant impact on the costs to perform integrity testing and repairs. Kinder Morgan plans to continue its pipeline integrity testing programs to assess and maintain the integrity of its existing and future pipelines as required by the U.S. Department of Transportation rules. The results of these tests could cause Kinder Morgan to incur significant and unanticipated capital and operating expenditures for repairs or upgrades deemed necessary to ensure the continued safe and reliable operation of its pipelines.

Further, additional laws and regulations that may be enacted in the future or a new interpretation of existing laws and regulations could significantly increase the amount of these expenditures. There can be no assurance as to the amount or timing of future expenditures for pipeline integrity regulation, and actual future expenditures may be different from the amounts Kinder Morgan currently anticipates. Revised or additional regulations that result in increased compliance costs or additional operating restrictions, particularly if those costs are not deemed by regulators to be fully recoverable from its customers, could have a material adverse effect on its business, financial position, results of operations and prospects.

Kinder Morgan may face competition from competing pipelines and other forms of transportation into the areas it serves as well as with respect to the supply for its pipeline systems.

Any current or future pipeline system or other form of transportation that delivers petroleum products or natural gas into the areas that Kinder Morgan’s pipelines serve could offer transportation services that are more desirable to shippers than those it provides because of price, location, facilities or other factors. To the extent that an excess of supply into these areas is created and persists, Kinder Morgan’s ability to recontract for expiring transportation capacity at favorable rates or otherwise to retain existing customers could be impaired. Kinder Morgan also could experience competition for the supply of petroleum products or natural gas from both existing and proposed pipeline systems. Several pipelines access many of the same areas of supply as its pipeline systems and transport to destinations not served by Kinder Morgan.

Cost overruns and delays on expansion and new build projects could adversely affect Kinder Morgan’s business.

KMP has recently completed several major expansion and new build projects, including the joint venture projects Rockies Express Pipeline, Midcontinent Express Pipeline and Fayetteville Express Pipeline, and in July 2011, El Paso placed its new joint venture project, Ruby Pipeline, into service. KMP also is conducting and conducts from time to time alone or with others what are referred to as “open seasons” to evaluate the potential customer interest for new construction projects. A variety of factors outside Kinder Morgan’s control, such as weather, natural disasters and difficulties in obtaining permits and rights-of-way or other regulatory approvals, as well as performance by third-party contractors, have resulted in, and may continue to result in, increased costs or delays in construction. Significant cost overruns or delays in completing a project could have a material adverse effect on Kinder Morgan’s return on investment, results of operations and cash flows.

Kinder Morgan must either obtain the right from landowners or exercise the power of eminent domain in order to use most of the land on which its pipelines are constructed, and it is subject to the possibility of increased costs to retain necessary land use.

Kinder Morgan obtains the right to construct and operate pipelines on other owners’ land for a period of time. If it were to lose these rights or be required to relocate its pipelines, its business could be affected negatively. In addition, Kinder Morgan is subject to the possibility of increased costs under its rental agreements with landowners, primarily through rental increases and renewals of expired agreements.

Whether Kinder Morgan has the power of eminent domain for its pipelines, other than interstate natural gas pipelines, varies from state to state depending upon the type of pipeline—petroleum liquids, natural gas or carbon dioxide—and the laws of the particular state. Its interstate natural gas pipelines have federal eminent domain authority. In either case, Kinder Morgan must compensate landowners for the use of their property and, in eminent domain actions, such compensation may be determined by a court. Kinder Morgan’s inability to exercise the power of eminent domain could negatively affect its business if it was to lose the right to use or occupy the property on which its pipelines are located.

The Partnerships’ acquisition strategies and expansion programs require access to new capital. Tightened capital markets or more expensive capital would impair their ability to grow.

Consistent with the terms of their partnership agreements, KMP and EPB have distributed most of the cash generated by their operations. As a result, they have relied on external financing sources, including commercial borrowings and issuances of debt and equity securities, to fund their acquisition and for KMP, its growth capital expenditures. However, to the extent the Partnerships are unable to continue to finance growth through external sources, their cash distribution policies may significantly impair their ability to grow. The Partnerships may need new capital to finance these activities. Limitations on the Partnerships’ access to capital will impair their ability to execute this strategy.

KMP’s growth strategy may cause difficulties integrating and constructing new operations, and Kinder Morgan may not be able to achieve the expected benefits from any future acquisitions.

Part of KMP’s business strategy includes acquiring additional businesses, expanding existing assets and constructing new facilities. If KMP does not successfully integrate acquisitions, expansions or newly constructed facilities, they may not realize anticipated operating advantages and cost savings. The integration of companies that have previously operated separately involves a number of risks, including:

•	demands on management related to the increase in the size of KMP after an acquisition, expansion or completed construction project;

•	the diversion of management’s attention from the management of daily operations;

•	difficulties in implementing or unanticipated costs of accounting, estimating, reporting and other systems;

•	difficulties in the assimilation and retention of necessary employees; and

•	potential adverse effects on operating results.

KMP may not be able to maintain the levels of operating efficiency that acquired companies have achieved or might achieve separately. Successful integration of each acquisition, expansion or construction project will depend upon KMP’s ability to manage those operations and to eliminate redundant and excess costs. Because of difficulties in combining and expanding operations, KMP may not be able to achieve the cost savings and other size-related benefits that it hoped to achieve after these acquisitions, which would harm its financial condition and results of operations.

Environmental, health and safety laws and regulations could expose Kinder Morgan to significant costs and liabilities.

Kinder Morgan’s operations are subject to federal, state, provincial and local laws, regulations and potential liabilities arising under or relating to the protection or preservation of the environment, natural resources and human health and safety. Such laws and regulations affect many aspects of its present and future operations, and generally require Kinder Morgan to obtain and comply with various environmental registrations, licenses, permits, inspections and other approvals. Liability under such laws and regulations may be incurred without regard to fault under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as CERCLA or Superfund, the Resource Conservation and Recovery Act, the Federal Clean Water Act or analogous state laws for the remediation of contaminated areas. Private parties, including the owners of properties through which Kinder Morgan’s pipelines pass, also may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with such laws and regulations or for personal injury or property damage. Kinder Morgan’s insurance may not cover all environmental risks and costs and/or may not provide sufficient coverage in the event an environmental claim is made against Kinder Morgan.

Failure to comply with these laws and regulations also may expose Kinder Morgan to civil, criminal and administrative fines, penalties and/or interruptions in its operations that could influence its business, financial position, results of operations and prospects. For example, if an accidental leak, release or spill of liquid petroleum products, chemicals or other hazardous substances occurs at or from Kinder Morgan’s pipelines or its storage or other facilities, it may experience significant operational disruptions, and it may have to pay a significant amount to clean up or otherwise respond to the leak, release or spill, pay for government penalties, address natural resource damage, compensate for human exposure or property damage, install costly pollution control equipment or undertake a combination of these and other measures. The resulting costs and liabilities could materially and negatively affect Kinder Morgan’s level of earnings and cash flows. In addition, emission controls required under the Federal Clean Air Act and other similar federal, state and provincial laws could require significant capital expenditures at its facilities.

Kinder Morgan owns and/or operates numerous properties that have been used for many years in connection with its business activities. While Kinder Morgan has utilized operating, handling and disposal practices that were consistent with the industry at the time, hydrocarbons or other hazardous substances may have been released at or from properties owned, operated or used by it or its predecessors, or at or from properties where it or its predecessors’ wastes have been taken for disposal. In addition, many of these properties have been owned and/or operated by third parties whose management, handling and disposal of hydrocarbons or other hazardous substances were not under Kinder Morgan’s control. These properties and the hazardous substances released and wastes disposed on them may be subject to laws in the United States such as CERCLA, which impose joint and several liability without regard to fault or the legality of the original conduct. Under the regulatory schemes of the various Canadian provinces, such as British Columbia’s Environmental Management Act, Canada has similar laws with respect to properties owned, operated or used by Kinder Morgan or its predecessors. Under such laws and implementing regulations, Kinder Morgan could be required to remove or remediate previously disposed wastes or property contamination, including contamination caused by prior owners or operators. Imposition of such liability schemes could have a material adverse impact on its operations and financial position.

In addition, Kinder Morgan’s oil and gas development and production activities are subject to numerous federal, state and local laws and regulations relating to environmental quality and pollution control. These laws and regulations increase the costs of these activities and may prevent or delay the commencement or continuance of a given operation. Specifically, these activities are subject to laws and regulations regarding the acquisition of permits before drilling, restrictions on drilling activities in restricted areas, emissions into the environment, water discharges, transportation of hazardous materials and storage and disposition of wastes. In addition, legislation has been enacted that requires well and facility sites to be abandoned and reclaimed to the satisfaction of state authorities.

Further, Kinder Morgan cannot ensure that such existing laws and regulations will not be revised or that new laws or regulations will not be adopted or become applicable to it. There can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts Kinder Morgan currently anticipates. Revised or additional regulations that result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from Kinder Morgan’s customers, could have a material adverse effect on its business, financial position, results of operations and prospects. For more information, see “Additional Information About Kinder Morgan—Kinder Morgan’s Business—Environmental Matters.”

Climate change regulation at the federal, state, provincial or regional levels could result in increased operating and capital costs for Kinder Morgan.

Methane, a primary component of natural gas, and carbon dioxide, a byproduct of the burning of natural gas, are examples of greenhouse gases. The U.S. Environmental Protection Agency began regulating the greenhouse gas emissions of certain stationary sources on January 2, 2011, and has issued a final rule requiring the reporting of greenhouse gas emissions in the United States beginning in 2011 for emissions occurring in 2010 from specified large greenhouse gas emission sources, fractionated natural gas liquids, and the production of naturally occurring carbon dioxide, like the Partnership’s McElmo Dome carbon dioxide field, even when such production is not emitted to the atmosphere.

Because Kinder Morgan’s operations, including its compressor stations and natural gas processing plants in its Natural Gas Pipelines and NGPL segments, emit various types of greenhouse gases, primarily methane and carbon dioxide, such new legislation or regulation could increase its costs related to operating and maintaining its facilities and require it to install new emission controls on its facilities, acquire allowances for its greenhouse gas emissions, pay taxes related to its greenhouse gas emissions and administer and manage a greenhouse gas emissions program. Kinder Morgan is not able at this time to estimate such increased costs; however, they could be significant. Recovery of such increased costs from its customers is uncertain in all cases and may depend on events beyond its control, including the outcome of future rate proceedings before the FERC and the provisions of any final legislation or other regulations. Any of the foregoing could have adverse effects on Kinder Morgan’s business, financial position, results of operations and prospects. For more information about climate change regulation, see “Additional Information About Kinder Morgan—Kinder Morgan’s Business—Environmental Matters—Climate Change.”

Increased regulation of exploration and production activities, including hydraulic fracturing, could result in reductions or delays in drilling and completing new oil and natural gas wells, which could adversely impact revenues by decreasing the volumes of natural gas transported on KMP’s or El Paso’s or their joint ventures’ natural gas pipelines.

The natural gas industry is increasingly relying on natural gas supplies from unconventional sources, such as shale, tight sands and coal bed methane. Natural gas extracted from these sources frequently requires hydraulic fracturing. Hydraulic fracturing involves the pressurized injection of water, sand, and chemicals into the geologic formation to stimulate gas production and is a commonly used stimulation process employed by oil and gas exploration and production operators in the completion of certain oil and gas wells. Recently, there have been initiatives at the federal and state levels to regulate or otherwise restrict the use of hydraulic fracturing. Adoption of legislation or regulations placing restrictions on hydraulic fracturing activities could impose operational delays, increased operating costs and additional regulatory burdens on exploration and production operators, which could reduce their production of natural gas and, in turn, adversely affect revenues and results of operations by decreasing the volumes of natural gas transported on KMP’s or El Paso’s or their joint ventures’ natural gas pipelines, several of which gather gas from areas in which the use of hydraulic fracturing is prevalent.

Kinder Morgan’s consolidated debt could adversely affect its financial health and make it more vulnerable to adverse economic conditions.

As of September 30, 2011, on a pro forma basis, Kinder Morgan and its subsidiaries would have had outstanding approximately $40.5 billion of debt (including debt classified as held for sale in connection with the intended sale of EP Energy and excluding the fair value of interest rate swaps and unamortized purchase accounting adjustments), including $12.5 billion at KMP and $3.7 billion at EPB. This level of debt could have important consequences, such as:

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limiting Kinder Morgan’s and the Partnerships’ abilities to obtain additional financing to fund their working capital, capital expenditures, debt service requirements or potential growth or for other purposes;

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limiting Kinder Morgan’s and the Partnerships’ abilities to use operating cash flow in other areas of their business or to pay dividends because they must dedicate a substantial portion of these funds to make payments on their debt;

•	placing Kinder Morgan and the Partnerships at a competitive disadvantage compared to competitors with less debt; and

•	increasing Kinder Morgan’s and the Partnerships’ vulnerability to adverse economic and industry conditions.

Kinder Morgan’s and the Partnerships’ abilities to service their debt will depend upon, among other things, their future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond their control. If their operating results are not sufficient to service their indebtedness, or any future indebtedness that they incur, Kinder Morgan and the Partnerships will be forced to take actions such as reducing dividends, reducing or delaying their business activities, acquisitions, investments or capital expenditures, selling assets or seeking additional equity capital. Kinder Morgan and the Partnerships may not be able to effect any of these actions on satisfactory terms or at all.

Kinder Morgan’s large amount of variable rate debt makes it vulnerable to increases in interest rates.

As of September 30, 2011, on a pro forma basis, Kinder Morgan would have had outstanding approximately $40.5 billion of consolidated debt (including debt classified as held for sale and excluding the fair value of interest rate swaps and unamortized purchase accounting adjustments), including $12.5 billion at KMP and $3.7 billion at EPB. Of this amount, approximately 50% was subject to variable interest rates, either as short-term or long-term debt of variable rate credit facilities or as long-term fixed-rate debt converted to variable rates through the use of interest rate swaps. Should interest rates increase, the amount of cash required to service this debt would increase and Kinder Morgan’s and the Partnerships’ earnings could be adversely affected.

Current or future distressed financial conditions of Kinder Morgan’s customers could have an adverse impact on it in the event these customers are unable to pay Kinder Morgan for the products or services it provides.

Some of Kinder Morgan’s customers are experiencing, or may experience in the future, severe financial problems that have had or may have a significant impact on their creditworthiness. Kinder Morgan cannot provide assurance that one or more of its financially distressed customers will not default on their obligations to it or that such a default or defaults will not have a material adverse effect on its business, financial position, future results of operations or future cash flows. Furthermore, the bankruptcy of one or more of Kinder Morgan’s customers, or some other similar proceeding or liquidity constraint, might make it unlikely that it would be able to collect all or a significant portion of amounts owed by the distressed entity or entities. In addition, such events might force such customers to reduce or curtail their future use of Kinder Morgan’s products and services, which could have a material adverse effect on its results of operations and financial condition.

Terrorist attacks, or the threat of them, may adversely affect Kinder Morgan’s business.

The U.S. government has issued public warnings that indicate that pipelines and other energy assets might be specific targets of terrorist organizations. These potential targets might include Kinder Morgan’s pipeline systems or storage facilities. Kinder Morgan’s operations could become subject to increased governmental scrutiny that would require increased security measures. There is no assurance that adequate sabotage and terrorism insurance will be available at rates Kinder Morgan believes are reasonable in the near future. These developments may subject its operations to increased risks, as well as increased costs, and, depending on their ultimate magnitude, could have a material adverse effect on its business, results of operations and financial condition.

Future business development of Kinder Morgan’s pipelines is dependent on the supply of and demand for the commodities transported by its pipelines.

Kinder Morgan’s pipelines depend on production of natural gas, oil and other products in the areas served by its pipelines. Without reserve additions, production will decline over time as reserves are depleted and production costs may rise. Producers may shut down production at lower product prices or higher production costs, especially where the existing cost of production exceeds other extraction methodologies, such as in the Alberta oil sands. Producers in areas served by Kinder Morgan may not be successful in exploring for and developing additional reserves, and Kinder Morgan’s gas plants and pipelines may not be able to maintain existing volumes of throughput. Commodity prices and tax incentives may not remain at a level that encourages producers to explore for and develop additional reserves, produce existing marginal reserves or renew transportation contracts as they expire.

Changes in the business environment, such as a decline in crude oil or natural gas prices, an increase in production costs from higher feedstock prices, supply disruptions, or higher development costs, could result in a slowing of supply from oil and natural gas producing areas. In addition, with respect to the CO2 business segment, changes in the regulatory environment or governmental policies may have an impact on the supply of crude oil. Each of these factors impact Kinder Morgan’s customers shipping through its pipelines, which in turn could impact the prospects of new transportation contracts or renewals of existing contracts.

Throughput on Kinder Morgan’s products pipelines also may decline as a result of changes in business conditions. Over the long term, business will depend, in part, on the level of demand for oil and natural gas in the geographic areas in which deliveries are made by pipelines and the ability and willingness of shippers having access or rights to utilize the pipelines to supply such demand.

The implementation of new regulations or the modification of existing regulations affecting the oil and gas industry could reduce demand for natural gas and crude oil, increase Kinder Morgan’s costs and may have a material adverse effect on its results of operations and financial condition. Kinder Morgan cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce the demand for natural gas and oil.

Kinder Morgan’s use of hedging arrangements could result in financial losses or reduce its income.

Kinder Morgan engages in hedging arrangements to reduce its exposure to fluctuations in the prices of oil and natural gas. These hedging arrangements expose Kinder Morgan to risk of financial loss in some circumstances, including when production is less than expected, when the counterparty to the hedging contract defaults on its contract obligations, or when there is a change in the expected differential between the underlying price in the hedging agreement and the actual price received. In addition, these hedging arrangements may limit the benefit Kinder Morgan would otherwise receive from increases in prices for oil and natural gas.

The accounting standards regarding hedge accounting are very complex, and even when Kinder Morgan engages in hedging transactions (for example, to mitigate its exposure to fluctuations in commodity prices or currency exchange rates or to balance its exposure to fixed and variable interest rates) that are effective economically, these transactions may not be considered effective for accounting purposes. Accordingly, Kinder Morgan’s consolidated financial statements may reflect some volatility due to these hedges, even when there is no underlying economic impact at the dates of those statements. In addition, it is not always possible for Kinder Morgan to engage in hedging transactions that completely mitigate its exposure to commodity prices. Kinder Morgan’s consolidated financial statements may reflect a gain or loss arising from an exposure to commodity prices for which it is unable to enter into a completely effective hedge.

The recent adoption of derivatives legislation by the U.S. Congress could have an adverse effect on Kinder Morgan’s ability to hedge risks associated with its business.

The U.S. Congress recently adopted comprehensive financial reform legislation, known as the Dodd-Frank Act, that establishes federal oversight and regulation of the over-the-counter derivatives market and entities that participate in that market. The Dodd-Frank Act was signed into law by the President on July 21, 2010, and required the Commodities Futures Trading Commission, referred to as the CFTC, and the SEC to promulgate rules and regulations implementing the new legislation within 360 days from the date of enactment. The act also requires the CFTC to institute broad new position limits for futures and options traded on regulated exchanges. As the law favors exchange trading and clearing, the Dodd-Frank Act also may require Kinder Morgan to move certain derivatives transactions to exchanges where no trade credit is provided and also comply with margin requirements in connection with its derivatives activities that are not exchange traded, although the application of those provisions to Kinder Morgan is uncertain at this time. The Dodd-Frank Act also requires many counterparties to Kinder Morgan’s derivatives instruments to spin off some of their derivatives activities to a separate entity, which may not be as creditworthy as the current counterparty, or cause the entity to comply with the capital requirements, which could result in increased costs to counterparties such as Kinder Morgan. The Dodd-Frank Act and any new regulations could

•	significantly increase the cost of derivative contracts, including those requirements to post collateral which could adversely affect Kinder Morgan’s available liquidity,

•	reduce the availability of derivatives to protect against risks Kinder Morgan encounters and

•	reduce the liquidity of energy related derivatives.

If Kinder Morgan reduces its use of derivatives as a result of the legislation and regulations, its results of operations may become more volatile and its cash flows may be less predictable, which could adversely affect its ability to plan for and fund capital expenditures. Increased volatility may make Kinder Morgan less attractive to certain types of investors. Finally, the Dodd-Frank Act was intended, in part, to reduce the volatility of oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and natural gas. Kinder Morgan’s revenues could therefore be adversely affected if a consequence of the legislation and regulations is to lower commodity prices. Any of these consequences could have a material adverse effect on Kinder Morgan’s financial condition and results of operations.

Kinder Morgan’s operating results may be adversely affected by unfavorable economic and market conditions.

Economic conditions worldwide have from time to time contributed to slowdowns in several industries, including the oil and gas industry, the steel industry and in specific segments and markets in which Kinder Morgan operates, resulting in reduced demand and increased price competition for its products and services. Its operating results in one or more geographic regions also may be affected by uncertain or changing economic conditions within that region, such as the challenges that are currently affecting economic conditions in the United States and Canada. Volatility in commodity prices might have an impact on many of Kinder Morgan’s customers, which in turn could have a negative impact on their ability to meet their obligations to Kinder Morgan. In addition, decreases in the prices of crude oil and natural gas liquids will have a negative impact on the results of the CO2 business segment. If global economic and market conditions (including volatility in commodity markets), or economic conditions in the United States or other key markets, remain uncertain or persist, spread or deteriorate further, Kinder Morgan may experience material impacts on its business, financial condition and results of operations.

Hurricanes and other natural disasters could have an adverse effect on Kinder Morgan’s business, financial condition and results of operations.

Some of Kinder Morgan’s pipelines, terminals and other assets are located in areas that are susceptible to hurricanes and other natural disasters. These natural disasters could potentially damage or destroy Kinder Morgan’s pipelines, terminals and other assets and disrupt the supply of the products it transports through its pipelines. Natural disasters can similarly affect the facilities of its customers. In either case, losses could exceed its insurance coverage and Kinder Morgan’s business, financial condition and results of operations could be adversely affected, perhaps materially. In addition, Kinder Morgan’s insurance premiums may increase as a result of the acquisition of El Paso’s pipeline assets.

The tax treatment applied to KMP and EPB depends on their status as partnerships for U.S. federal income tax purposes, as well as their not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service treats KMP or EPB as a corporation for U.S. federal income tax purposes or if KMP or EPB becomes subject to a material amount of entity-level taxation for state tax purposes, the amount of cash available for distribution to KMP’s or EPB’s respective partners, including Kinder Morgan, would be substantially reduced.

Kinder Morgan owns the general partner interest and approximately 11% of the limited partner interests of KMP and, if the transactions are completed, will own the general partner interest and approximately 42.1% of the limited partner interests of EPB. The anticipated after-tax economic benefit of Kinder Morgan’s investment in KMP and EPB depends largely on those entities being treated as partnerships for U.S. federal income tax purposes. To maintain their status as partnerships for U.S. federal income tax purposes, current law requires that 90% or more of their gross income for every taxable year consist of “qualifying income,” as defined in Section 7704 of the Code. Neither KMP nor EPB has requested, or plans to request, a ruling from the Internal Revenue Service, which is referred to as the “IRS,” on this or any other matter affecting it.

Despite the fact that KMP and EPB are limited partnerships under Delaware law, it is possible under certain circumstances for such an entity to be treated as a corporation for U.S. federal income tax purposes. If KMP or EPB was to be treated as a corporation for U.S. federal income tax purposes, it would pay U.S. federal income tax on its income at the corporate tax rate, which is currently a maximum of 35%, and would pay state income taxes at varying rates. In such case, distributions by KMP or EPB, as applicable, to its partners, including Kinder Morgan, would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to its partners, including Kinder Morgan. Because a tax would be imposed on the Partnership as a corporation, its cash available for distribution would be substantially reduced. Therefore, treatment of KMP or EPB as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to its partners, including Kinder Morgan, likely causing a substantial reduction in the amount of distributions Kinder Morgan receives from such Partnership, in the value of its investment in such Partnership and in the value of Kinder Morgan’s common stock.

Current law or the business of KMP or EPB may change so as to cause either or both of KMP and EPB to be treated as a corporation for U.S. federal income tax purposes or otherwise subject it to entity-level taxation. Members of Congress are considering substantive changes to the existing U.S. federal income tax laws that would affect the tax treatment of certain publicly-traded partnerships. For example, federal income tax legislation recently has been considered by Congress that would eliminate partnership tax treatment for certain publicly-traded partnerships. Although the legislation most recently considered by Congress would not appear to affect KMP’s or EPB’s tax treatment as a partnership for U.S. federal income tax purposes, Kinder Morgan is unable to predict whether any other proposals will ultimately be enacted. Any such changes could negatively impact Kinder Morgan’s cash flows, the value of its investment in the Partnerships and the value of Kinder Morgan’s common stock.

In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. For example, KMP is now subject to an entity-level tax on the portion of its total revenue that is generated in Texas. Specifically, the Texas margin tax is imposed at a maximum effective rate of 0.7% of its gross income that is apportioned to Texas. This tax reduces, and the imposition of such a tax on KMP by another state will reduce, the cash available for distribution by KMP to its partners, including Kinder Morgan.

KMP’s and EPB’s respective partnership agreements provide that if a law is enacted that subjects KMP or EPB, respectively, to taxation as a corporation or otherwise subjects it to entity-level taxation for U.S. federal income tax purposes, the minimum quarterly distribution and the target distribution levels for such Partnership will be adjusted to reflect the impact of such law on such Partnership.

KMP and EPB each have adopted certain valuation methodologies that may result in a shift of income, gain, loss and deduction between it and its unitholders. The IRS may challenge this treatment, which could adversely affect the value of KMP’s and EPB’s common units.

When KMP or EPB issues additional units or engages in certain other transactions, it determines the fair market value of its assets and allocates any unrealized gain or loss attributable to its assets to the capital accounts of its unitholders and Kinder Morgan. This methodology may be viewed as understating the value of its assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and Kinder Morgan, which may be unfavorable to such unitholders. Moreover, under each of KMP’s and EPB’s current valuation methods, subsequent purchasers of the common units of KMP or EPB may have a greater portion of their adjustment under Section 743(b) of the Code allocated to the tangible assets and a lesser portion allocated to its intangible assets of KMP or EPB, respectively. The IRS may challenge these valuation methods, or the Partnerships’ allocation of the adjustment under Section 743(b) of the Code attributable to their tangible and intangible assets, and allocations of income, gain, loss and deduction between Kinder Morgan and certain of their unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to the respective Partnership’s unitholders, including Kinder Morgan. It also could affect the amount of gain from the Partnerships’ unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to their unitholders’ or their general partner’s tax returns without the benefit of additional deductions.

The Partnerships’ treatment of a purchaser of common units as having the same tax benefits as the seller could be challenged, resulting in a reduction in value of their common units.

Because the Partnerships cannot match transferors and transferees of common units, they are required to maintain the uniformity of the economic and tax characteristics of these units in the hands of the purchasers and sellers of these units. The Partnerships do so by adopting certain depreciation conventions that do not conform to all aspects of the U.S. Treasury regulations. A successful IRS challenge to these conventions could adversely affect the tax benefits to a unitholder, such as Kinder Morgan, of ownership of the Partnerships’ common units and could have a negative impact on their value or result in audit adjustments to unitholders’ tax returns.

If the unitholders of KMP or EPB remove their respective Partnership’s general partner, Kinder Morgan would lose its general partner interest, including the right to incentive distributions, and the ability to manage the particular Partnership.

Kinder Morgan owns the general partner of KMP and all of the voting shares of KMR, to which the general partner has delegated its rights and powers to control the business and affairs of KMP, subject to the approval of the general partner for certain actions. KMP’s partnership agreement, however, gives unitholders of KMP the right to remove the general partner if

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the holders of 66 2/3% of KMP’s outstanding units (including the common units, Class B units and i-units) voting as a single class vote for such removal; in such a vote, the common units and Class B units owned by the general partner and its affiliates would be excluded, a number of i-units equal to the number of KMR shares owned by the general partner and its affiliates also would be excluded, and the remaining i-units would be voted in the same proportion as the vote of the other holders of the KMR shares;

•	the holders of KMP’s outstanding units approve the election and succession of a new general partner by the same vote; and

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KMP receives an opinion of counsel that the removal and succession of the general partner would not result in the loss of the limited liability of any limited partner of KMP or its operating partnership subsidiaries or cause KMP or its operating partnership subsidiaries to be taxed as a corporation for federal income tax purposes.

If the general partner were removed as general partner of KMP, it would lose its ability to manage KMP and its delegation of authority to KMR would terminate at the same time.

If the transactions are completed, Kinder Morgan will own the general partner of EPB, and EPB’s partnership agreement provides for similar unitholder rights with respect to the removal of the general partner. Under both partnership agreements, the general partner would receive cash or common units in exchange for its general partner interest. While the cash or common units the general partner would receive are intended under the terms of the partnership agreements to fully compensate Kinder Morgan, as the owner of the general partner, in the event such an exchange is required, the value of the investments Kinder Morgan might make with the cash or the common units may not over time be equivalent to the value of the general partner interest and the related incentive distributions had the general partner retained its general partner interest. Currently, EPB’s unitholders are unable to remove its general partner without its consent because affiliates of its general partner own sufficient units to be able to prevent the general partner’s removal.

In the future, if the general partners of KMP and EPB cease to manage and control KMP and EPB, respectively, then Kinder Morgan may be deemed to be an investment company under the Investment Company Act of 1940.

If Kinder Morgan’s subsidiaries, KMR and Kinder Morgan G.P., Inc., which is the general partner of KMP, cease to manage and control KMP, and/or if EPB’s general partner ceases to manage and control EPB, Kinder Morgan may be deemed to be an investment company under the Investment Company Act of 1940. In that case, it would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or modify its organizational structure or its contractual rights so as to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit Kinder Morgan’s ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property to or from its affiliates, restrict its ability to borrow funds or engage in other transactions involving leverage and require it to add additional directors who are independent of it and its affiliates, and could adversely affect the price of Kinder Morgan’s common stock.

There is the potential for a change of control of the general partner of KMP if Kinder Morgan defaults on debt.

Kinder Morgan indirectly owns all of the common equity of Kinder Morgan G.P., Inc., the general partner of KMP. If Kinder Morgan defaults on debt, then the lenders under such debt, in exercising their rights as lenders, could acquire control of Kinder Morgan G.P., Inc. or otherwise influence Kinder Morgan G.P., Inc. through their control of Kinder Morgan. A change of control of Kinder Morgan G.P., Inc. could materially adversely affect the distributions Kinder Morgan receives from KMP, which could have a material adverse impact on Kinder Morgan or its cash available for distribution to its stockholders.

The future success of KMP’s oil and gas development and production operations depends in part upon its ability to develop additional oil and gas reserves that are economically recoverable.

The rate of production from oil and natural gas properties declines as reserves are depleted. Without successful development activities, the reserves and revenues of the oil producing assets within the CO2 business segment will decline. KMP may not be able to develop or acquire additional reserves at an acceptable cost or have necessary financing for these activities in the future. Additionally, if KMP does not realize production volumes greater than, or equal to, its hedged volumes, it may suffer financial losses not offset by physical transactions.

KMP’s development of oil and gas properties involves risks that may result in a total loss of investment.

The business of developing and operating oil and gas properties involves a high degree of business and financial risk that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Acquisition and development decisions generally are based on subjective judgments and assumptions that, while they may be reasonable, are by their nature speculative. It is impossible to predict with certainty the production potential of a particular property or well. Furthermore, the successful completion of a well does not ensure a profitable return on the investment. A variety of geological, operational and market-related factors, including, but not limited to, unusual or unexpected geological formations, pressures, equipment failures or accidents, fires, explosions, blowouts, cratering, pollution and other environmental risks, shortages or delays in the availability of drilling rigs and the delivery of equipment, loss of circulation of drilling fluids or other conditions, may substantially delay or prevent completion of any well or otherwise prevent a property or well from being profitable. A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is contaminated with water or other deleterious substances.

The volatility of natural gas and oil prices could have a material adverse effect on KMP’s business and, as a result, on the distributions from KMP to Kinder Morgan.

The revenues, profitability and future growth of the CO2 business segment and the carrying value of its oil, natural gas liquids and natural gas properties depend to a large degree on prevailing oil and gas prices. Prices for oil, natural gas liquids and natural gas are subject to large fluctuations in response to relatively minor changes in the supply and demand for oil, natural gas liquids and natural gas, uncertainties within the market and a variety of other factors beyond KMP’s control. These factors include, among other things:

•	weather conditions and events such as hurricanes in the United States;

•	the condition of the United States economy;

•	the activities of the Organization of Petroleum Exporting Countries;

•	governmental regulation;

•	political stability in the Middle East and elsewhere;

•	the foreign supply of and demand for oil and natural gas;

•	the price of foreign imports; and

•	the availability of alternative fuel sources.

A sharp decline in the price of natural gas, natural gas liquids or oil would result in a commensurate reduction in KMP’s revenues, income and cash flows from the production of oil and natural gas and could have a material adverse effect on the carrying value of its proved reserves. In the event prices fall substantially, KMP may not be able to realize a profit from its production and would operate at a loss. In recent decades, there have been periods of both worldwide overproduction and underproduction of hydrocarbons and periods of both increased and relaxed energy conservation efforts. Such conditions have resulted in periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis. These periods have been followed by periods of short supply of, and increased demand for, crude oil and natural gas. The excess or short supply of crude oil or natural gas has placed pressures on prices and has resulted in dramatic price fluctuations even during relatively short periods of seasonal market demand. These fluctuations impact the accuracy of assumptions used in KMP’s budgeting process.

The KMP Canada segment is subject to U.S. dollar/Canadian dollar exchange rate fluctuations.

Kinder Morgan is a U.S. dollar reporting company. As a result of the operations of the KMP Canada segment, a portion of Kinder Morgan’s consolidated assets, liabilities, revenues and expenses are denominated in Canadian dollars. Fluctuations in the exchange rate between United States and Canadian dollars could expose Kinder Morgan to reductions in the U.S. dollar value of its earnings and cash flows and a reduction in its stockholders’ equity under applicable accounting rules.

Risk Factors Relating to the Ownership of Kinder Morgan Class P Common Stock

For more information about Kinder Morgan’s various classes of capital stock and the ownership thereof, see “Information About Kinder Morgan—Recent History,” “Security Ownership of Kinder Morgan” and “Description of Kinder Morgan Capital Stock.”

Future sales, or the expectation of future sales, of a substantial amount of Kinder Morgan Class P common stock by holders of Kinder Morgan’s Class A, Class B and Class C shares or by Kinder Morgan could cause the share price to decline and future issuances by Kinder Morgan may dilute the stockholders’ ownership interest in Kinder Morgan.

Kinder Morgan is unable to predict when or whether significant amounts of the Kinder Morgan Class P common stock will be sold by the Sponsor Investors, other holders of Kinder Morgan’s Class A, Class B and Class C shares or Kinder Morgan. The Class A shares are convertible at any time into shares of Class P common stock, and the Class B shares and Class C shares may convert into shares of Class P common stock under certain circumstances. The Sponsor Investors and Richard D. Kinder have the right to require Kinder Morgan to register resales of shares of Class P common stock received upon the conversion of their Class A shares at any time, subject to certain limitations, including, in the case of Mr. Kinder, transfer restrictions. Any future sales of substantial amounts of Class P common stock in the public market by Kinder Morgan’s current stockholders or by Kinder Morgan, or the expectation that these sales might occur, could lower the market price of the Class P common stock and could impair Kinder Morgan’s ability to raise capital through future sales of equity securities at a time and price it deems appropriate. Further, if Kinder Morgan issues additional Class P common stock or convertible securities to raise additional capital, the ownership interest in Kinder Morgan of its stockholders may be diluted and the value of its stockholders’ investments may be reduced. Kinder Morgan also may issue Class P common stock or convertible securities from time to time as consideration for additional future acquisitions and investments. If any such acquisition or investment is significant, the number of shares or convertible securities that Kinder Morgan may issue could be significant.

The market price of the Class P common stock may be volatile, and holders of Class P common stock could lose a significant portion of their investments.

The market price of the Class P common stock may be volatile, and stockholders may not be able to resell their Class P common stock at or above the price at which they purchased or acquired the Class P common stock due to fluctuations in its market price, including changes in price caused by factors unrelated to Kinder Morgan’s operating performance or prospects.

Specific factors that may have a significant effect on the market price for the Class P common stock include:

•

changes in stock market analyst recommendations or earnings estimates regarding the Class P common stock, the common units of KMP or EPB, other companies comparable to them or companies in the industries they serve;

•	actual or anticipated fluctuations in Kinder Morgan’s operating results or future prospects;

•	reaction to public announcements by Kinder Morgan;

•	strategic actions taken by Kinder Morgan or its competitors, such as acquisitions or restructurings;

•	the recruitment or departure of key personnel;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to Kinder Morgan’s business and operations;

•	changes in tax or accounting standards, policies, guidance, interpretations or principles;

•	adverse conditions in the financial markets or general U.S. or international economic conditions, including those resulting from war, incidents of terrorism and responses to such events; and

•	sales of common stock by Kinder Morgan, members of its management team or significant stockholders.

Kinder Morgan is a “controlled company” within the meaning of the NYSE rules, and although it does not currently intend to rely on exemptions from various corporate governance requirements, Kinder Morgan may rely on such exemptions in the future.

A company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company” within the meaning of the NYSE rules. A “controlled company” may elect not to comply with various corporate governance requirements of the NYSE, including the requirement that a majority of its board of directors consist of independent directors, the requirement that its nominating and governance committee consist of all independent directors and the requirement that its compensation committee consist of all independent directors.

Kinder Morgan believes that it is a “controlled company” since, as of the date of this information statement/proxy statement/prospectus, the Sponsor Investors and Richard D. Kinder collectively hold approximately 78.0% of the voting power of Kinder Morgan’s outstanding capital stock entitled to vote on the election of directors, and they have agreed to vote together on certain matters pursuant to Kinder Morgan’s shareholders agreement, including on the election of directors. Kinder Morgan believes that immediately after the completion of the transactions, assuming the Sponsor Investors and Mr. Kinder retain all the Kinder Morgan stock they currently hold, the Sponsor Investors and Mr. Kinder collectively will hold approximately 53.5% of the voting power of Kinder Morgan’s outstanding capital stock entitled to vote on the election of directors.

Although Kinder Morgan currently does not intend to rely on the “controlled company” exemption to the board of directors and committee composition requirements under the NYSE rules, it may decide in the future to rely on that exemption. In addition, under Kinder Morgan’s shareholders agreement, if at any time its board of directors does not meet the majority independence requirements of the NYSE or any other national securities exchange on which the Class P common stock is listed for trading, it will be obligated to operate under a “controlled company” exemption, to the extent such an exemption is available to it at that time. If Kinder Morgan relies on that exemption, its stockholders may not have the same corporate governance advantages afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Kinder Morgan’s organizational documents and provisions of Delaware law Kinder Morgan has elected to apply to it contain additional approval requirements for certain changes of control that may inhibit a takeover, which could adversely affect the value of the Class P common stock.

Kinder Morgan’s shareholders agreement prohibits Kinder Morgan from directly or indirectly engaging in any merger, amalgamation, consolidation or other business combination or similar transaction or series of transactions (other than for solely cash consideration) without obtaining the unanimous approval of Kinder Morgan’s shareholders unless the organizational documents and capital structure of the acquiring, surviving or resulting entity preserve in all material respects the economic and other rights (including conversion, transfer, distribution and governance rights as set forth in Kinder Morgan’s certificate of incorporation, bylaws and shareholders agreement), characteristics and tax treatment, including on a relative basis, of the Sponsor Investors, the Class A shares, the Class B shares, the Class C shares and the shares of Class P common stock as they exist on the date of such transaction. A determination that a transaction meets the above requirements requires approval by each of the following: (1) Sponsor Investors holding a majority of the outstanding shares of capital stock then entitled to vote for the election of directors then held by Sponsor Investors that hold Class A shares, (2) Richard D. Kinder (so long as he and his permitted transferees hold Class A shares), (3) holders of a majority of the outstanding Class B shares, and (4) holders of a majority of the outstanding Class C shares. These provisions will apply even if the offer is considered beneficial by some of Kinder Morgan’s stockholders. If all requisite shareholders other than the holders of Class C shares approve such a transaction, Kinder Morgan generally may engage in such transaction so long as the Class C shares receive the consideration provided in Kinder Morgan’s certificate of incorporation. In addition, if the transaction is otherwise approved by the requisite holders of Kinder Morgan’s capital stock, the Sponsor Investors and Mr. Kinder may decide that the holders of Class P common stock, Class A shares, Class B shares and Class C shares receive the consideration provided in Kinder Morgan’s certificate of incorporation, regardless of whether such transaction is determined to meet the above requirements. In addition, Kinder Morgan’s certificate of incorporation permits the board of directors to issue blank check preferred stock, which if issued could include special class voting rights on a change of control transaction. Also, for so long as the Sponsor Investors collectively have the right to nominate at least five of Kinder Morgan’s directors, change of control transactions will require supermajority board approval. If a change of control or change in management is delayed or prevented, the market price of the Class P common stock could decline. Further, as a Delaware corporation, Kinder Morgan is subject to Section 203 of the DGCL. Section 203 limits the ability of interested stockholders, which are certain stockholders owning in excess of 15% of Kinder Morgan’s outstanding voting stock, to merge or combine with Kinder Morgan. Neither Richard D. Kinder nor any Sponsor Investors that are interested stockholders fall within this limitation, and Kinder Morgan has elected not to opt out of this provision. Accordingly, Section 203 will apply to any stockholder that becomes an interested stockholder after the date of Kinder Morgan’s initial public offering. These provisions could discourage or make it more difficult to accomplish transactions other stockholders might deem desirable. See “Description of Kinder Morgan Capital Stock—Certain Anti-takeover Provisions of Kinder Morgan’s Charter and Bylaws and Delaware Law” for a description of these provisions.

Non-U.S. holders of Kinder Morgan Class P common stock may be subject to U.S. federal income tax with respect to gain on the disposition of Kinder Morgan Class P common stock.

If Kinder Morgan is or has been a “United States real property holding corporation” within the meaning of the Code at any time within the shorter of (1) the five-year period preceding a disposition of Kinder Morgan Class P common stock by a non-U.S. holder, or (2) such holder’s holding period for such Class P common stock, and assuming the Class P common stock is “regularly traded,” as defined by applicable U.S. Treasury regulations, on an established securities market, the non-U.S. holder may be subject to U.S. federal income tax with respect to gain on such disposition if it held more than 5% of the Class P common stock during the shorter of periods (1) and (2) above. Kinder Morgan believes it is, or may become, a United States real property holding corporation.

The market price of Kinder Morgan Class P common stock after the transactions may be affected by factors different than those affecting the Kinder Morgan Class P common stock and the El Paso common stock currently.

The businesses of Kinder Morgan and El Paso differ and, accordingly, the results of operations of Kinder Morgan following the transactions and the market price of its common stock may be affected by factors different from those currently affecting the independent operations of each of Kinder Morgan and El Paso. For a discussion of the business of Kinder Morgan, see “Information About Kinder Morgan,” and for a discussion of the business of El Paso, see the documents incorporated by reference under “Where You Can Find More Information.”

Risk Factors Relating to Kinder Morgan’s Dividend Policy

Holders of the Kinder Morgan Class P common stock may not receive the anticipated level of dividends under Kinder Morgan’s dividend policy or any dividends at all.

Kinder Morgan’s dividend policy provides that, subject to applicable law, Kinder Morgan will pay quarterly cash dividends generally representing the cash it receives from its subsidiaries less any cash disbursements and reserves established by a majority vote of its board of directors, including for general and administrative expenses, interest and cash taxes. However, Kinder Morgan’s board of directors, subject to the requirements of Kinder Morgan’s bylaws and other governance documents, may amend, revoke or suspend the dividend policy at any time, and even while the current policy is in place, the actual amount of dividends on Kinder Morgan’s capital stock will depend on many factors, including Kinder Morgan’s financial condition and results of operations, liquidity requirements, market opportunities, capital requirements of its subsidiaries, legal, regulatory and contractual constraints, tax laws and other factors. Dividends other than as provided in the dividend policy require supermajority board approval while the Sponsor Investors maintain prescribed ownership thresholds.

Over time, Kinder Morgan’s capital and other cash needs may change significantly from its current needs, which could affect whether it pays dividends and the amount of any dividends it may pay in the future. The terms of any future indebtedness Kinder Morgan incurs also may restrict it from paying cash dividends on its stock under certain circumstances. A decline in the market price or liquidity, or both, of the Class P common stock could result if Kinder Morgan’s board of directors establishes large reserves that reduce the amount of quarterly dividends paid or if Kinder Morgan reduces or eliminates the payment of dividends. This may in turn result in losses by its stockholders, which could be substantial.

The general partners of the Partnerships, with Kinder Morgan’s consent but without the consent of Kinder Morgan’s stockholders, may take steps to support the Partnerships that have the effect of reducing cash Kinder Morgan has or is entitled to receive, thereby reducing the cash it has available to pay dividends.

Kinder Morgan has historically received a significant portion of its cash flows from incentive distributions on the KMP general partner interest, and following completion of the transactions, will receive distributions on the EPB general partner interest. As the owner of the general partners of both Partnerships, Kinder Morgan may take steps it judges beneficial to KMP’s or EPB’s growth that in the short-run reduce the cash Kinder Morgan receives and has available to pay dividends. The board of directors of the general partner of KMP or EPB may determine to support a desirable acquisition that may not be immediately accretive to cash available for distribution per KMP or EPB partnership unit. For example, the general partner, with Kinder Morgan’s consent, waived its incentive distributions from the second quarter of 2010 through 2011 on KMP common units issued to finance a portion of KMP’s acquisition of a 50% interest in the KinderHawk joint venture and waived its incentive distributions for 2012 and the first quarter of 2013 on common units issued to finance a portion of the Partnership’s subsequent acquisition of the remaining 50% interest in the KinderHawk joint venture. As another example, Kinder Morgan took action to support KMP in 2006 when KMP had missed the annual growth and earnings/distribution targets under its bonus plan, which would have resulted in no bonus payments for employees for their service to KMP. Kinder Morgan believed that those bonuses were appropriate and in Kinder Morgan’s and KMP’s interest, so Kinder Morgan funded the bonuses by waiving a portion of the general partner’s incentive distribution. Similar or different actions in the future, even if determined to be in Kinder Morgan’s long-term best interests, will have the effect of reducing the cash it has or is entitled to receive from either Partnership, and reducing the cash it has available to pay dividends.

Kinder Morgan’s dividend policy may limit its ability to pursue growth opportunities above the Partnership levels or impair its financial flexibility.

If Kinder Morgan pays dividends at the level currently anticipated under its dividend policy, it may not retain a sufficient amount of cash to finance growth opportunities above the KMP level or EPB level, meet any large unanticipated liquidity requirements or fund its operations in the event of a significant business downturn.

In addition, because of the dividends required under Kinder Morgan’s dividend policy, its ability to pursue any material expansion of business above the KMP level or EPB level, including through acquisitions, increased capital spending or other increases of expenditures, will depend more than it otherwise would on Kinder Morgan’s ability to obtain third party financing. Kinder Morgan cannot assure its stockholders that such financing will be available to Kinder Morgan at all, or at an acceptable cost. If Kinder Morgan is unable to take timely advantage of future growth opportunities, its future financial condition and competitive position may be harmed, which in turn may adversely affect the market price of the Class P common stock. Further, while the Sponsor Investors maintain specified ownership thresholds, any changes to Kinder Morgan’s dividend policy will require supermajority board approval, which may prevent Kinder Morgan from modifying its dividend policy to pursue such growth opportunities.

An increase in U.S. federal income tax rates applicable to Kinder Morgan would reduce the amount of its cash available to pay dividends. Further, an increase in individual tax rates could encourage Kinder Morgan to conclude that it would be better for Kinder Morgan’s investors for Kinder Morgan to use its cash to repurchase shares in the open market rather than pay dividends. This, too, would reduce Kinder Morgan’s cash available to pay dividends.

There currently is much public speculation regarding the future of U.S. federal income tax rates. Kinder Morgan cannot predict whether legislation will be passed and become law that raises tax rates applicable to Kinder Morgan or to individuals, or if such legislation were to become law, its effective date. Any increase in the corporate income tax rates applicable to Kinder Morgan will reduce the amount of cash available to pay dividends. Further, any increase in individual tax rates could encourage Kinder Morgan’s board of directors to conclude that it would be better for Kinder Morgan’s investors if it were to use its cash to repurchase shares in the open market. This, too, would reduce Kinder Morgan’s cash available to pay dividends.

Kinder Morgan’s ability to pay dividends is restricted by Delaware law.

Under the DGCL, Kinder Morgan’s board of directors may not authorize payment of a dividend unless it is either paid out of surplus, as calculated in accordance with the DGCL, or if Kinder Morgan does not have a surplus, it is paid out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Kinder Morgan’s bylaws require the declaration and payment of dividends to comply with the DGCL. If, as a result of these restrictions, Kinder Morgan is unable to authorize payment of dividends, a decline in the market price or liquidity, or both, of the Class P common stock could result. This may in turn result in losses by Kinder Morgan’s stockholders.

Risk Factors Relating to Conflicts of Interest

The Sponsor Investors are in a position to affect Kinder Morgan’s ongoing operations, corporate transactions and other matters, and their interests may conflict with or differ from the interests of Kinder Morgan’s stockholders.

As of the date of this information statement/proxy statement/prospectus, the Sponsor Investors collectively own a total of 56.9% of Kinder Morgan’s Class A shares, which collectively represents approximately 47.3% of the voting power of Kinder Morgan’s outstanding capital stock for the election of directors and 48.0% of the voting power of Kinder Morgan’s outstanding capital stock for other matters. As a result, the Sponsor Investors are able to effectively control the outcome of most matters submitted to a vote of Kinder Morgan’s stockholders. Immediately after completion of the transactions, assuming the Sponsor Investors retain all the Class A shares they currently own, these percentages are expected to be 56.9%, 32.4% and 32.7%, respectively. For so long as the Sponsor Investors own a significant percentage of Kinder Morgan’s outstanding capital stock, even if less than a majority, they will have the power to determine or significantly influence the outcome of matters submitted to a vote of Kinder Morgan’s stockholders, including amendments to Kinder Morgan’s certificate of incorporation and bylaws. Kinder Morgan’s shareholders agreement also provides the Sponsor Investors who continue to own at least 2.5% of the voting power of Kinder Morgan’s outstanding shares of capital stock entitled to vote for the election of directors with veto rights over specified actions that may impose a regulatory burden on such Sponsor Investors and requires Kinder Morgan to reasonably cooperate with such Sponsor Investors and their affiliates to mitigate consequences of such actions. Kinder Morgan also is required to keep such Sponsor Investors informed of any events or changes with respect to any criminal or regulatory investigation or action involving Kinder Morgan or any of its affiliates. The interests of the Sponsor Investors may conflict with or differ from the interests of Kinder Morgan’s other stockholders. See “Additional Information About Kinder Morgan—Certain Relationships and Related Transactions Involving Kinder Morgan—Shareholders Agreement.”

The Sponsor Investors and holders of Kinder Morgan’s Class A, Class B and Class C shares have the ability to nominate a majority of Kinder Morgan’s board of directors.

In connection with its initial public offering, Kinder Morgan entered into a shareholders agreement with the Sponsor Investors and the holders of Kinder Morgan’s Class A, Class B and Class C shares pursuant to which the Sponsor Investors have the right to nominate six of the thirteen members of Kinder Morgan’s board of directors, and Richard D. Kinder has the right to nominate five of the thirteen members of Kinder Morgan’s board of directors. In that agreement, the Sponsor Investors and Mr. Kinder agree with each other to vote all of their shares of capital stock in favor of those nominees. Two of the Sponsor Investors each have the right to nominate two directors as long as they each own 5% of the voting power of Kinder Morgan’s outstanding shares of capital stock entitled to vote for the election of directors. Those two Sponsor Investors and the other two Sponsor Investors each have the right to nominate one director as long as they each own 2.5% of the voting power of Kinder Morgan’s outstanding shares of capital stock entitled to vote for the election of directors. Mr. Kinder has the right to nominate five directors as long as he is Kinder Morgan’s Chief Executive Officer and owns at least 2.5% of the voting power of Kinder Morgan’s outstanding shares of capital stock entitled to vote for the election of directors. If Mr. Kinder is terminated as Chief Executive Officer for cause, he will retain the right to nominate one director, which cannot be Mr. Kinder himself. If Mr. Kinder ceases to be the Chief Executive Officer for any reason other than as a result of termination for cause, he will retain the right to nominate two directors, one of whom can be Mr. Kinder himself. If Mr. Kinder loses such nomination rights, such rights will shift to the Original Stockholders and a number of other members of Kinder Morgan’s management (referred to as “Other Management”) in specified circumstances. Kinder Morgan has agreed in the merger agreement to take all action necessary, including increasing the size of its board of directors and amending the shareholders agreement to effect such increase, to elect two individuals designated by El Paso to the Kinder Morgan board of directors as of the effective time of the merger. In the voting agreement, Kinder Morgan stockholders owning sufficient shares to amend the shareholders agreement have agreed to sign such amendment. These provisions of the shareholders agreement described above will remain in place after the expansion of Kinder Morgan’s board of directors to fifteen members, and the addition of the two El Paso designees. Accordingly, even after the ownership in Kinder Morgan of the holders of the Class A, Class B and Class C shares has significantly declined, they will be able to nominate the majority of Kinder Morgan’s directors. As of the date of this information statement/proxy statement/prospectus, the Class A shares owned by the Sponsor Investors and the Class A shares and Class B shares owned by Mr. Kinder collectively represent approximately 78.0% of the total voting power of Kinder Morgan’s outstanding shares of capital stock entitled to vote for the election of directors (with the Sponsor Investors in the aggregate holding approximately 47.3% of such total voting power and Mr. Kinder holding approximately 30.8% of such total voting power). Immediately after completion of the transactions, assuming the Sponsor Investors and Mr. Kinder retain all the Kinder Morgan stock they currently own, these percentages are expected to be 53.5%, 32.4% and 21.1%, respectively. Accordingly, the Sponsor Investors and Mr. Kinder have not only the right to nominate eleven of Kinder Morgan’s directors, but also the voting power to elect all of its directors. See “Additional Information About Kinder Morgan—Certain Relationships and Related Transactions Involving Kinder Morgan—Shareholders Agreement—Board, Committee and Observer Rights.”

Kinder Morgan’s organizational documents provide the directors nominated by the Sponsor Investors with a collective veto over substantially all of the actions required to be approved by Kinder Morgan’s board of directors.

Kinder Morgan’s bylaws require that substantially all actions brought before Kinder Morgan’s board of directors while the Sponsor Investors collectively have the right to appoint at least five director nominees will require supermajority board approval, which is defined as the affirmative vote of eight directors. Kinder Morgan has agreed in the merger agreement to take all action necessary to cause its bylaws to be amended to provide that a supermajority vote is defined as the affirmative vote of ten directors rather than eight. As a result of these provisions, Kinder Morgan’s board of directors will be unable to approve of any action by supermajority board approval if all of the directors nominated by the Sponsor Investors vote against such action. The inability of Kinder Morgan’s board of directors to approve specified actions by supermajority board approval as required by Kinder Morgan’s bylaws could have a material adverse effect on its business, financial condition, results of operations or prospects if it is unable to take action on critical corporate matters.

Kinder Morgan’s certificate of incorporation and shareholders agreement contain provisions renouncing its interest and expectancy in certain corporate opportunities.

Kinder Morgan’s certificate of incorporation and shareholders agreement each provide that none of the Sponsor Investors, the directors nominated by the Sponsor Investors, the Sponsor Investors’ affiliates and subsidiaries, nor any of their managers, officers, directors, agents, stockholders, members or partners will have any duty to tell Kinder Morgan about or offer to Kinder Morgan any business opportunity, even if it is the same business or similar business activities or lines of business in which Kinder Morgan operates. These documents also provide that none of the Sponsor Investors and none of their respective affiliates will be liable to Kinder Morgan or its stockholders for breach of any duty by reason of any such activities. For instance, a director of Kinder Morgan who also serves as a director, officer or employee of a Sponsor Investor or any of its subsidiaries or affiliates may pursue certain acquisition or other opportunities that may be complementary to Kinder Morgan’s business and, as a result, such acquisition or other opportunities may not be available to Kinder Morgan. These potential conflicts of interest could have a material adverse effect on Kinder Morgan’s business, financial condition, results of operations or prospects if attractive corporate opportunities are pursued by such a Sponsor Investor or its subsidiaries or affiliates instead of by Kinder Morgan. See “Description of Kinder Morgan Capital Stock—Certain Other Provisions of Kinder Morgan’s Charter and Bylaws and Delaware Law—Corporate Opportunities” and “Additional Information About Kinder Morgan—Certain Relationships and Related Transactions Involving Kinder Morgan—Shareholders Agreement—Corporate Opportunities.”

The Sponsor Investors and their affiliates may compete with Kinder Morgan.

The Sponsor Investors and their affiliates are in the business of making investments in companies, and they may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with Kinder Morgan. The Sponsor Investors and their affiliates also may pursue, for their own account, acquisition opportunities that may be complementary to Kinder Morgan’s business, and as a result, those acquisition opportunities may not be available to Kinder Morgan. Kinder Morgan has waived certain potential conflicts of interest between Kinder Morgan and the Sponsor Investors. See “—Kinder Morgan’s certificate of incorporation and shareholders agreement contain provisions renouncing its interest and expectancy in certain corporate opportunities.” As a result, the Sponsor Investors and their affiliates may not be liable for pursuing business opportunities and not making them available to Kinder Morgan. These potential conflicts of interest could have a material adverse effect on Kinder Morgan’s business, financial condition, results of operations or prospects if attractive corporate opportunities are pursued by a Sponsor Investor or its subsidiaries or affiliates instead of by Kinder Morgan.

The Partnerships and their respective subsidiaries may compete with Kinder Morgan.

Neither of the Partnerships nor any of their respective subsidiaries or entities in which they own an interest is restricted from competing with Kinder Morgan. The board of directors of KMP’s general partner consists of a majority of independent directors, and the boards of the general partners of both Partnerships manage their respective Partnerships in what they consider to be the best interests of such Partnership and its respective partners. Either Partnership and its respective subsidiaries may acquire, invest in or construct assets that may be in direct competition with Kinder Morgan, which could have a material adverse effect on Kinder Morgan’s business, financial condition, results of operations or prospects. Among other things, Kinder Morgan and KMP have a policy that acquisition opportunities of businesses or operating assets will be pursued above the KMP level only if KMP elects not to pursue the opportunity.

Actions taken by Kinder Morgan’s board of directors, and actions taken by the boards of directors of the general partners of the Partnerships and Kinder Morgan’s other subsidiaries, may affect the amount of cash available for dividends to Kinder Morgan’s stockholders.

The amount of cash that is available for dividends to Kinder Morgan’s stockholders is affected by decisions of its board of directors and the boards of directors of the Partnerships’ general partners and Kinder Morgan’s other subsidiaries regarding such matters as: (1) the amount and timing of cash expenditures, including those relating to compensation; (2) the amount and timing of investments and dispositions; (3) Kinder Morgan’s indebtedness and the indebtedness of its subsidiaries; (4) tax matters; (5) reserves; and (6) Kinder Morgan’s issuance of additional equity securities, including Class P common stock.

Many of Kinder Morgan’s directors and officers also serve as directors or officers of its non-wholly owned subsidiaries or entities in which Kinder Morgan owns an interest, as a result of which conflicts of interest exist and will arise in the future.

Many of Kinder Morgan’s directors and officers are also directors or officers of its non-wholly owned subsidiaries, including KMR, which manages and controls KMP (subject to certain decisions requiring the approval of KMP’s general partner), and other entities in which Kinder Morgan owns an interest, such as NGPL. In addition, following completion of the transactions, some of Kinder Morgan’s directors and officers may serve as directors or officers of the general partner of EPB or other entities in which El Paso owns an interest. In making decisions in such person’s capacity as a director or officer of one of Kinder Morgan’s non-wholly owned subsidiaries or such other entities, such person may make a decision that favors the interests of such subsidiary over Kinder Morgan’s interests or the interests of its stockholders and may be to Kinder Morgan’s detriment. However, any officer or director of Kinder Morgan’s non-wholly owned subsidiaries who is also a director or officer of Kinder Morgan’s, in making decisions in such person’s capacity as Kinder Morgan’s director or officer, is required to act in accordance with his or her fiduciary duties to Kinder Morgan. Further, the organizational documents of many of these entities may have provisions reducing or eliminating the duties of their officers or directors to those entities and their owners, including Kinder Morgan. In addition, Kinder Morgan’s directors are not required to work full time on Kinder Morgan’s business and affairs and may devote significant time to the affairs of its non-wholly owned subsidiaries. There could be material competition for the time and effort of Kinder Morgan’s directors who provide services to its non-wholly owned subsidiaries.

Kinder Morgan Class P common stockholders have no right to enforce obligations of the holders of Kinder Morgan’s Class A, Class B and Class C shares and their affiliates under agreements with Kinder Morgan.

Any agreements between Kinder Morgan, on the one hand, and the holders of its Class A, Class B and Class C shares and their affiliates, on the other, will not grant to the Class P common stockholders, separate and apart from Kinder Morgan, the right to enforce the obligations of the holders of the Class A, Class B and Class C shares and their affiliates in Kinder Morgan’s favor. Holders of El Paso common stock who receive Class P common stock in the transactions will not become parties to the shareholders agreement. As a result, these holders of Class P common stock will not be able to enforce any obligations under the shareholders agreement in the event that Kinder Morgan decides not to pursue any remedies available to it under the shareholders agreement, which could have a material adverse effect on Kinder Morgan’s business, financial condition or results of operations.

Contracts between Kinder Morgan, on the one hand, and the holders of its Class A, Class B and Class C shares and their affiliates, on the other, will not be the result of arm’s-length negotiations.

Kinder Morgan may enter into additional contractual arrangements with any of the holders of the Class A, Class B and Class C shares or their affiliates. Neither Kinder Morgan’s certificate of incorporation or bylaws nor the shareholders agreement or any other agreements, contracts and arrangements between Kinder Morgan on the one hand, and any of the holders of Class A, Class B and Class C shares or their affiliates on the other, are or will be the result of arm’s-length negotiations. Kinder Morgan’s board of directors or a committee thereof will determine the terms of any of these transactions.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This information statement/proxy statement/prospectus and the documents incorporated by reference in this information statement/proxy statement/prospectus contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our respective managements, based on information currently available to our respective managements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “should,” “may,” “will,” “objective,” “projection,” “forecast,” “management believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology. In particular, statements, express or implied, concerning future actions, conditions or events, future operating results, the ability to generate sales, income or cash flow, to realize cost savings or other benefits associated with the transactions or to pay dividends are forward-looking statements. Forward-looking statements include the information concerning possible or assumed future results of operations of our companies set forth under:

•

“Summary—Selected Historical Consolidated Financial Data,” “—Selected Unaudited Pro Forma Condensed Combined Financial Information,” “—Unaudited Comparative Per Share Information of Kinder Morgan and El Paso,” “The Transactions—Recommendation of Kinder Morgan’s Board of Directors and Reasons for the Transactions,” “—Recommendation of the El Paso’s Board of Directors and Reasons for the Transactions,” “—Certain El Paso Financial Projections,” “—Certain Kinder Morgan Financial Projections,” “—Opinions of Kinder Morgan’s Financial Advisors,” “—Opinion of El Paso’s Financial Advisor” and “Unaudited Pro Forma Condensed Combined Financial Information;”

•

“Additional Information About Kinder Morgan—Kinder Morgan’s Business” and “—Kinder Morgan’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Kinder Morgan included in this information statement/proxy statement/prospectus; and

•

“Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of El Paso in its Annual Report on Form 10-K and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its Quarterly Reports on Form 10-Q, in each case incorporated by reference into this information statement/proxy statement/prospectus.

Although Kinder Morgan and El Paso believe that these estimates and forward-looking statements are based on reasonable assumptions, they are subject to risks and uncertainties and are made in light of information currently available to them. Many factors, in addition to the factors described in this information statement/proxy statement/prospectus, may adversely affect results as indicated in forward-looking statements. Kinder Morgan and El Paso urge you to read carefully this entire information statement/proxy statement/prospectus, the documents incorporated by reference into this information statement/proxy statement/prospectus and the documents that are filed as exhibits to the registration statement of which this information statement/proxy statement/prospectus is a part with the understanding that actual future results may be materially different from what Kinder Morgan and El Paso expect. Many of the factors that will determine these results are beyond the ability of Kinder Morgan or El Paso to control or predict. Specific factors that could cause actual results to differ from those in the forward-looking statements include:

•	the ability to complete the transactions;

•	failure to obtain, delays in obtaining or adverse conditions contained in, any required regulatory approvals;

•	the ability to complete the disposition of El Paso’s oil and gas properties and operations on a timely or satisfactory basis;

•	Kinder Morgan’s ability to successfully integrate El Paso’s operations and to realize synergies from the transactions;

•	price trends and overall demand for natural gas liquids, refined petroleum products, oil, carbon dioxide, natural gas, electricity, coal, steel and other bulk materials and chemicals in North America;

•	economic activity, weather, alternative energy sources, conservation and technological advances that may affect price trends and demand;

•	changes in tax laws, principally related to KMP and EPB;

•

indebtedness, not only at the Kinder Morgan level, but also at the El Paso, KMP and EPB levels, which could make each vulnerable to general adverse economic and industry conditions, limit their ability to borrow additional funds, and/or place them at competitive disadvantages compared to their competitors that have less debt or have other adverse consequences;

•	possible changes in credit ratings;

•	capital markets conditions, inflation and interest rates;

•

changes in laws or regulations, third-party relations and approvals and decisions of courts, regulators and governmental bodies that may adversely affect the business or ability to compete of Kinder Morgan or El Paso;

•	changes in the tariff rates charged by Kinder Morgan’s and El Paso’s pipeline subsidiaries implemented by the FERC, the CPUC, Canada’s National Energy Board or another regulatory agency;

•	the ability to acquire new businesses and assets and integrate those operations into existing operations, as well as the ability to expand facilities;

•	difficulties or delays experienced by railroads, barges, trucks, ships or pipelines in delivering products to or from terminals or pipelines;

•	the ability to successfully identify and close acquisitions and dispositions and make cost-saving changes in operations;

•	the ability to achieve cost savings and revenue growth;

•	the ability to complete expansion projects on time and on budget;

•

shut-downs or cutbacks at major refineries, petrochemical or chemical plants, ports, utilities, military bases or other businesses that use Kinder Morgan’s or El Paso’s services or provide services or products to them;

•

crude oil and natural gas production from exploration and production areas that Kinder Morgan or El Paso serves, such as the Permian and Anadarko basins of West Texas, the U.S. Rocky Mountains, the Marcellus shale gas formation in Pennsylvania, the areas of shale gas formation in Texas, Louisiana and along the Gulf Coast and the Alberta oil sands;

•

changes in accounting pronouncements that affect the measurement of results of operations, the timing of when such measurements are to be made and recorded and the disclosures surrounding these activities;

•

the ability to offer and sell equity securities and debt securities or obtain debt financing in sufficient amounts and on acceptable terms to implement that portion of the business plan that contemplates growth through acquisitions of operating businesses and assets and expansions of facilities;

•	interruptions of electric power supply to Kinder Morgan’s or El Paso’s facilities due to natural disasters, power shortages, strikes, riots, terrorism, war or other causes;

•	the ability to obtain insurance coverage without significant levels of self-retention of risk;

•	acts of nature, sabotage, terrorism or other similar acts causing damage greater than insurance coverage limits;

•	the political and economic stability of the oil producing nations of the world;

•	national, international, regional and local economic, competitive and regulatory conditions and developments;

•	foreign exchange fluctuations;

•

the extent of Kinder Morgan’s and El Paso’s success in discovering, developing and producing oil and gas reserves, including the risks inherent in exploration and development drilling, well completion and other development activities;

•	engineering and mechanical or technological difficulties that may be experienced with operational equipment, in well completions and workovers, and in drilling new wells;

•	the uncertainty inherent in estimating future oil and natural gas production or reserves;

•	the timing and success of business development efforts;

•

unfavorable results of litigation and the fruition of contingencies referred to in the notes to the financial statements included in and incorporated by reference in this information statement/proxy statement/prospectus;

•	Kinder Morgan’s dependence on cash distributions from El Paso, KMP and EPB;

•	Kinder Morgan’s ability to pay the anticipated level of dividends;

•	the impact of Kinder Morgan’s and its subsidiaries’ financial results on Kinder Morgan’s ability to pay dividends;

•	the effect of steps taken to support KMP and EPB that reduce cash distributions received from those partnerships;

•

changes in Kinder Morgan’s dividend policy implemented by its board of directors or resulting from restrictions under Delaware law or the terms of any future indebtedness, including indebtedness incurred in connection with the transactions; and

•	those other factors discussed in the section entitled “Risk Factors.”

Forward-looking statements speak only as of the date they were made, and, except to the extent required by law, Kinder Morgan and El Paso undertake no obligation to update or to review any forward-looking statement because of new information, future events or other factors. Forward-looking statements involve risks and uncertainties and are not guarantees of future performance. There is no assurance that any of the risks described under the caption “Risk Factors” or that any of the uncertainties associated with the forward-looking statements discussed in this information statement/proxy statement/prospectus will occur, or if any of them do, when they will occur or what impact they will have on Kinder Morgan’s or El Paso’s operations or financial condition. Future results and performance may differ materially from those expressed in these forward-looking statements due to, but not limited to, the factors mentioned above. Because of these uncertainties, you should not place undue reliance on these forward-looking statements when making an investment decision.

Stockholders should understand that the foregoing important factors, in addition to those discussed elsewhere in this information statement/proxy statement/prospectus or in the documents which are incorporated by reference into this information statement/proxy statement/prospectus, could affect Kinder Morgan’s or El Paso’s future results and could cause results to differ materially from those expressed in such forward-looking statements.

INFORMATION ABOUT KINDER MORGAN

Overview

Kinder Morgan owns the general partner and approximately 11% of the limited partner interests of Kinder Morgan Energy Partners, L.P., a publicly traded pipeline limited partnership whose limited partner units are traded on the NYSE under the ticker symbol “KMP.” Additionally, the shares of Kinder Morgan’s subsidiary that manages KMP, Kinder Morgan Management, LLC, are traded on the NYSE under the ticker symbol “KMR.” Through Kinder Morgan’s indirect ownership of all of KMR’s voting shares, Kinder Morgan has the ability to elect all of the directors of KMR. KMP is one of the largest energy transportation and storage companies in North America in terms of market capitalization.

As of September 30, 2011, Kinder Morgan’s interests in KMP and its affiliates consisted of the following:

•	the general partner interest, which Kinder Morgan holds through its ownership of the common equity of the general partner of KMP and which entitles Kinder Morgan to receive incentive distributions;

•	21.7 million of the 236.2 million outstanding KMP units, representing an approximately 7% limited partner interest; and

•

13.8 million of KMP’s 96.8 million outstanding i-units, representing an approximately 4% limited partner interest, through Kinder Morgan’s ownership of 13.8 million KMR shares (i-units are a class of KMP’s limited partner interests that receive distributions in the form of additional i-units instead of cash).

Kinder Morgan also owns a 20% equity interest in NGPL, the owner of Natural Gas Pipeline Company of America, a major interstate natural gas pipeline and storage system which Kinder Morgan operates.

Through Kinder Morgan’s subsidiaries, including KMP, it operates or owns an interest in approximately 37,000 miles of pipelines and approximately 180 terminals. These pipelines transport natural gas, gasoline, crude oil, carbon dioxide and other products, and these terminals store petroleum products and chemicals and handle bulk materials like coal and petroleum coke.

Recent History

In May 2007, Kinder Morgan, Inc., a Kansas corporation which indirectly owned all of the common equity of the general partner of KMP, was acquired by Knight Holdco LLC in a transaction referred to in this information statement/proxy statement/prospectus as the “Going Private Transaction.” In July 2009, Knight Holdco LLC was renamed Kinder Morgan Holdco LLC. In connection with Kinder Morgan’s initial public offering in February 2011, Kinder Morgan Holdco LLC was converted into a Delaware corporation named Kinder Morgan, Inc., referred to as “Kinder Morgan,” and the then existing Kinder Morgan, Inc. was renamed Kinder Morgan Kansas, Inc., referred to as “KMK.”

Kinder Morgan is currently owned by the public and by individuals and entities that were the owners of Kinder Morgan Holdco LLC, which are referred to collectively in this information statement/proxy statement/prospectus as the “Investors.” The Investors are:

•	Richard D. Kinder, Kinder Morgan’s Chairman and Chief Executive Officer;

•	the Sponsor Investors;

•	the Original Stockholders; and

•	a number of other members of Kinder Morgan’s management, who are referred to collectively as “Other Management.”

The Investors currently own all of Kinder Morgan’s outstanding Class A shares, Class B shares and Class C shares, which are sometimes referred to in this information statement/proxy statement/prospectus as the “investor retained stock.” As of October 31, 2011, there were 110,898,898 shares of Kinder Morgan Class P common stock outstanding, and the shares of the investor retained stock were convertible into an aggregate of 596,102,672 shares of Kinder Morgan Class P common stock. As a result, as of October 31, 2011 Kinder Morgan had 707,001,570 shares of Class P common stock outstanding on a fully-converted basis.

Kinder Morgan’s Class A shares represent the total capital contributed by the Investors (and a notional amount of capital allocated to the contribution of the holders of the Class C shares) at the time of the Going Private Transaction. The Class B shares and Class C shares represent incentive compensation that is held by members of Kinder Morgan management, including Mr. Kinder only in the case of the Class B shares. See “Additional Information About Kinder Morgan—Kinder Morgan’s Executive Compensation—Compensation Discussion and Analysis—Compensation Related to the Going Private Transaction.”

Kinder Morgan’s principal executive offices are located at 500 Dallas Street, Suite 1000, Houston, Texas 77002, and its telephone number is (713) 369-9000. For further information about Kinder Morgan, please see “Additional Information About Kinder Morgan” and the consolidated financial statements of Kinder Morgan included elsewhere in this information statement/proxy statement/prospectus.

Sherpa Merger Sub, Inc.

Sherpa Merger Sub, Inc., a Delaware corporation, is a direct wholly owned subsidiary of Kinder Morgan that was formed solely in contemplation of the transactions, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than as set forth in the merger agreement. Sherpa Merger Sub, Inc. has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the merger agreement. Its principal executive offices are located at 500 Dallas Street, Suite 1000, Houston, Texas 77002, and its telephone number is (713) 369-9000.

Sherpa Acquisition, LLC

Sherpa Acquisition, LLC, a Delaware limited liability company, is a direct wholly owned subsidiary of Kinder Morgan that was formed solely in contemplation of the transactions, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than as set forth in the merger agreement. Sherpa Acquisition, LLC has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the merger agreement. Its principal executive offices are located at 500 Dallas Street, Suite 1000, Houston, Texas 77002, and its telephone number is (713) 369-9000.

INFORMATION ABOUT EL PASO

El Paso Corporation

El Paso Corporation is a publicly traded Delaware corporation, whose common stock trades on the NYSE under the ticker “EP.” It is an energy company that operates primarily in the natural gas transmission, exploration and production sectors of the energy industry. El Paso’s purpose is to provide natural gas and related energy products in a safe, efficient and dependable manner. It offers natural gas transmission services to a range of customers, including natural gas producers, marketers and end-users, as well as other natural gas transmission, distribution and electric generation companies. El Paso’s operations are conducted through two core segments: (1) pipelines and (2) exploration and production.

El Paso is also the general partner of EPB. As of October 31, 2011, El Paso’s equity interest in EPB consisted of a 2% general partner interest and a 42.1% limited partner interest.

Its pipelines group is the nation’s largest interstate natural gas pipeline franchise, transporting natural gas through interstate natural gas pipelines that connect the nation’s principal supply regions to its major consuming regions (the Gulf Coast, California, the northeast, the southwest and the southeast). The pipelines business also includes storage and liquefied natural gas terminalling facilities. El Paso’s exploration and production segment is a leading natural gas producer that is active in all phases of the value chain (exploring for, acquiring, developing and producing natural gas and oil) and has a substantial footprint in the emerging shale plays across the U.S. and international developments in Brazil and Egypt.

El Paso’s principal executive offices are located at 1001 Louisiana Street, Houston, Texas 77002, and its telephone number is (713) 420-2600. More information about El Paso is also available on its website, www.elpaso.com. You should read carefully the business and financial information contained in this document and the documents incorporated by reference into this document, a list of which is contained in the section entitled “Where You Can Find More Information.”

Sirius Holdings Merger Corporation

Sirius Holdings Merger Corporation, a Delaware corporation, is a direct, wholly owned subsidiary of El Paso Corporation. It was formed by El Paso solely for the purpose of engaging in the transactions contemplated by the merger agreement. Sirius Holdings Merger Corporation has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the merger agreement and the first merger agreement. Its principal executive offices are located at 1001 Louisiana Street, Houston, Texas 77002, and its telephone number is (713) 420-2600.

Sirius Merger Corporation

Sirius Merger Corporation, a Delaware corporation, is a direct, wholly owned subsidiary of Sirius Holdings Merger Corporation and an indirect, wholly owned subsidiary of El Paso Corporation. It was formed by El Paso solely for the purpose of engaging in the transactions contemplated by the merger agreement and the first merger agreement. Sirius Merger Corporation has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the merger agreement. Its principal executive offices are located at 1001 Louisiana Street, Houston, Texas 77002, and its telephone number is (713) 420-2600.

EL PASO SPECIAL MEETING

General

This information statement/proxy statement/prospectus is being provided to El Paso stockholders as part of a solicitation of proxies by the board of directors of El Paso for use at the special meeting of El Paso stockholders and at any adjournments or postponements of such special meeting. This information statement/proxy statement/prospectus provides El Paso stockholders with the information they need to know to be able to vote or instruct their vote to be cast at the special meeting of El Paso stockholders.

This information statement/proxy statement/prospectus and the enclosed proxy card(s) are first being sent to El Paso stockholders on or about [            ].

Purposes of the El Paso Special Meeting

The special meeting of El Paso stockholders is being held for the following purposes:

•

Proposal 1: to consider and vote upon a proposal to adopt the merger agreement (attached as Annex A) and the first merger agreement (attached as Annex B) and to approve the transactions contemplated by the merger agreement and the first merger agreement, including the first merger on the terms set forth in the first merger agreement and the second merger on the terms set forth in the merger agreement;

•

Proposal 2: to consider and vote upon any adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and the first merger agreement at the time of the special meeting;

•

Proposal 3: to consider and cast an advisory (non-binding) vote on the compensation that may be paid or become payable to El Paso’s named executive officers that is based on or otherwise relates to the proposed transactions; and

•	Other Matters: to transact any other business as may properly come before the special meeting or any adjournment or postponement of such special meeting.

Recommendation of El Paso’s Board of Directors

The board of directors of El Paso recommends that the stockholders of El Paso vote:

•	Proposal 1: “FOR” adoption of the merger agreement and the first merger agreement and approval of the transactions contemplated by the merger agreement and the first merger agreement;

•

Proposal 2: “FOR” any adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and the first merger agreement at the time of the special meeting; and

•

Proposal 3: “FOR” the approval on an advisory (non-binding) basis the compensation that may be paid or become payable to El Paso’s named executive officers that is based on or otherwise relates to the proposed transactions.

El Paso’s board of directors has approved and declared advisable the merger agreement and the first merger agreement and the transactions contemplated by the merger agreement and the first merger agreement, including the first merger on the terms set forth in the first merger agreement, and the second merger on the terms set forth in the merger agreement. See “The Transactions—Recommendation of El Paso’s Board of Directors and Reasons for the Transactions.” El Paso’s board of directors did not, and does not, make any recommendation as to whether or to what extent any El Paso stockholder should make a cash election, stock election or mixed election with respect to the merger consideration.

In considering the recommendation of the El Paso board of directors with respect to the merger agreement and the first merger agreement and the transactions contemplated by the merger agreement and the first merger agreement, El Paso stockholders should be aware that some of El Paso’s directors and executive officers may have interests that are different from, or in addition to, the interests of El Paso stockholders more generally. See “The Transactions—Interests of Certain El Paso Persons in the Transactions.”

This information statement/proxy statement/prospectus contains important information regarding these proposals and factors that El Paso stockholders should consider when deciding how to cast their votes. El Paso stockholders are encouraged to read the entire document carefully, including the annexes and documents incorporated by reference into this document, for more detailed information regarding the merger agreement and the first merger agreement and the transactions contemplated by the merger agreement and the first merger agreement.

Date, Time and Place of the El Paso Special Meeting

The El Paso special meeting will be held on [                        ], beginning at [                        ], local time, at [                        ], unless postponed or adjourned to a later date.

Attendance at the El Paso Special Meeting

Only El Paso stockholders of record as of the record date, beneficial owners as of the record date, holders of valid proxies for the special meeting and invited guests of El Paso may attend the special meeting.

All attendees should be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance. The additional items, if any, that attendees must bring depend on whether they are stockholders of record, beneficial owners or proxy holders.

•

An El Paso stockholder who holds shares directly registered in such stockholder’s name with El Paso’s transfer agent, Computershare Trust Company, N.A. (referred to as a “stockholder of record”), who wishes to attend the special meeting in person should bring government-issued photo identification.

•	A stockholder who holds shares in “street name” through a broker, bank, trustee or other nominee (referred to as a “beneficial owner”) who wishes to attend the special meeting in person should bring:

•	government-issued photo identification; and

•

proof of beneficial ownership as of the record date (e.g., a letter from the broker, bank, trustee or other nominee that is the record owner of such beneficial owner’s shares, a brokerage account statement or the voting instruction form provided by the broker).

•

A person who holds a validly executed proxy entitling such person to vote on behalf of a record or beneficial owner of El Paso shares (referred to as a “proxy holder”) who wishes to attend the special meeting in person should bring:

•	government-issued photo identification;

•	the validly executed proxy naming such person as the proxy holder, signed by the El Paso stockholder; and

•	proof of the signing stockholder’s record or beneficial ownership as of the record date.

No cameras, recording equipment or other electronic devices will be allowed in the meeting room. Failure to provide the requested documents at the door or failure to comply with the procedures for the special meeting may prevent stockholders from being admitted to the El Paso special meeting.

El Paso is able to provide reasonable assistance to help persons with disabilities participate in the special meeting if El Paso is notified in advance of requested accommodations. Please write to El Paso Corporation, Attn: Corporate Secretary, 1001 Louisiana Street, Houston, Texas, 77002.

Record Date

The record date for the El Paso special meeting is [            ]. That means that all El Paso stockholders who held shares of record at the close of business on [            ] are entitled to vote at the special meeting and any adjournment or postponement of the special meeting, provided that such shares remain outstanding on the date of the special meeting.

Outstanding Shares as of Record Date

As of the record date, there were [            ] shares of El Paso common stock outstanding, held by [            ] holders of record. Each of the [            ] shares is entitled to one vote at the El Paso special meeting. Common stock is the only class of stock entitled to vote, and holders of common stock are entitled to vote on each proposal presented at the El Paso special meeting.

A complete list of registered El Paso stockholders entitled to vote at the El Paso special meeting will be available for inspection at the principal place of business of El Paso during regular business hours for a period of no less than 10 days before the special meeting and at the place of the El Paso special meeting during the meeting.

Shares and Voting of El Paso’s Directors and Executive Officers

As of the record date, El Paso directors and executive officers, as a group, owned and were entitled to vote [            ] shares of El Paso common stock, or approximately [    ]% of the outstanding shares of El Paso common stock. These directors and executive officers have informed El Paso that they intend to vote their shares in favor of Proposals 1, 2 and 3, but none of El Paso’s directors and executive officers has entered into any agreement obligating such director or executive officer to do so or to retain their currently owned shares of El Paso common stock.

Quorum

In order for business to be conducted at the special meeting, a quorum must be present. A quorum requires the presence, in person or by proxy, of holders of a majority of the outstanding El Paso shares entitled to vote at the special meeting. For purposes of determining whether there is a quorum, all shares that are present, including abstentions and broker non-votes, will count towards the quorum.

Vote Required

The votes required for each proposal are as follows:

Proposal 1. The affirmative vote, in person or by proxy, of the holders of a majority of the outstanding shares of El Paso common stock is required to adopt the merger agreement and the first merger agreement and to approve the transactions contemplated by the merger agreement and the first merger agreement. The required vote on Proposal 1 is based on the number of outstanding shares—not the number of shares actually voted. The failure of any El Paso stockholder to submit a vote (i.e., not submitting a proxy and not voting in person) and any abstention from voting by an El Paso stockholder will have the same effect as a vote against Proposal 1. Likewise, broker non-votes will have the same effect as voting against Proposal 1. Broker non-votes occur when a beneficial owner holding shares in “street name” does not instruct the broker, bank, trustee or other nominee that is the record owner of such stockholder’s shares on how to vote those shares on a particular proposal, and the broker, bank, trustee or other nominee does not have discretionary voting power with respect to such proposal. In this case, brokers, banks and other nominees do not have discretionary authority to vote on Proposal 1, because Proposal 1 is not routine. Consequently, the failure of a beneficial owner to provide voting instructions to its broker, bank, trustee or other nominee will have the same effect as a vote against Proposal 1.

Proposal 2. The affirmative vote, in person or by proxy, of the holders of a majority of the shares of El Paso common stock present, in person or by proxy, at the special meeting and entitled to vote on the matter is required to approve any adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and the first merger agreement at the time of the special meeting. The required vote on Proposal 2 is based on the number of shares present—not the number of outstanding shares. Abstentions from voting will therefore have the same effect as a vote against Proposal 2. Brokers, banks, trustees and other nominees do not have discretionary authority to vote on Proposal 2 and therefore will not be able to vote on Proposal 2 absent instructions from the beneficial owner; however, broker non-votes or the failure to otherwise submit a proxy will have no effect on the outcome of Proposal 2.

Proposal 3. The affirmative vote, in person or by proxy, of the holders of a majority of the shares of El Paso common stock present, in person or by proxy, at the special meeting and entitled to vote is required to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to El Paso’s named executive officers that is based on or otherwise relates to the proposed transactions. The required vote on Proposal 3 is based on the number of shares present—not the number of outstanding shares. However, while the El Paso board of directors intends to consider the vote resulting from this proposal, the vote is advisory only and therefore not binding on El Paso or Kinder Morgan, and, if the proposed transactions with Kinder Morgan are approved by El Paso stockholders and consummated, the compensation will be payable even if Proposal 3 is not approved. Brokers, banks, trustees and other nominees do not have discretionary authority with respect to Proposal 3; however, broker non-votes or the failure to otherwise submit a proxy will not affect the outcome of Proposal 3. Abstentions from voting on Proposal 3 will have the same effect as a vote against Proposal 3.

Other Matters of Business

At this time, El Paso is not aware of any other matters that will be presented for a vote at the El Paso special meeting. If any other matters properly come before the special meeting, the proxies will have the discretion to vote upon such matters in accordance with their best judgment. To the extent El Paso receives proper notice of a stockholder’s intent to bring a matter before the special meeting, El Paso will in advance of the special meeting advise stockholders as to how the proxies intend to vote on such matter.

How to Vote

El Paso stockholders as of the record date may vote by proxy or in person by ballot at the special meeting by following the instructions provided on the enclosed proxy card. El Paso recommends that El Paso stockholders entitled to vote submit a proxy even if they plan to attend the special meeting.

El Paso stockholders who hold their shares beneficially in “street name” and wish to vote by proxy must provide instructions to the broker, bank, trustee or other nominee that holds their shares of record as to how to vote their shares with respect to Proposals 1 and 2. El Paso stockholders who hold their shares beneficially and wish to vote in person at the special meeting must obtain proxies issued in their own names (known as a “legal proxy”).

El Paso stockholders of record may vote by proxy in one of three ways or in person at the special meeting:

•

Internet: El Paso stockholders may submit their proxy over the Internet at the web address shown on their proxy card. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m., [            ], on [            ]. Stockholders will be given an opportunity to confirm that their voting instructions have been properly recorded. El Paso stockholders who vote this way should NOT send in their proxy card.

•

Telephone: El Paso stockholders may submit their proxy by calling the toll-free telephone number shown on their proxy card. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m., [            ], on [            ]. Easy-to-follow voice prompts will guide stockholders through the voting and allow them to confirm that their instructions have been properly recorded. El Paso stockholders who vote this way should NOT send in their proxy card.

•

Mail: El Paso stockholders may submit their proxy by properly completing, signing, dating and mailing their proxy card in the postage-paid envelope (if mailed in the United States) included with this information statement/proxy statement/prospectus. El Paso stockholders who vote this way should mail the proxy card early enough so that it is received before the date of the special meeting.

•

In Person: El Paso stockholders may vote in person at the special meeting or by sending a representative with an acceptable proxy that has been signed and dated. El Paso will provide a ballot for voting at the special meeting. Attendance at the special meeting will not, in and of itself, constitute a vote or a revocation of a prior proxy, however.

El Paso stockholders are encouraged to vote and to vote promptly. Each valid proxy received in time will be voted at the special meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of El Paso’s board of directors.

Revocability of Proxies

El Paso stockholders of record may change their vote at any time before their shares are voted at the El Paso special meeting in any of the following ways:

•

sending a written notice of revocation to El Paso Corporation, Attn: Corporate Secretary, 1001 Louisiana Street, Houston, Texas, 77002, which must be received before their shares are voted at the special meeting;

•

properly submitting a new proxy card, which must be received before their shares are voted at the special meeting (in which case only the later-submitted proxy is counted and the earlier proxy is revoked);

•	voting via Internet or by telephone at a later date (in which case only the later-submitted proxy is counted and the earlier proxy is revoked); or

•	attending the El Paso special meeting and voting by ballot in person.

El Paso beneficial owners may change their vote only by submitting new voting instructions to the brokers, banks or other nominees that hold their shares of record.

Inspector of Election

The board of directors of El Paso has appointed a representative of [            ] to act as the inspector of election at the El Paso special meeting.

Proxy Solicitations

El Paso will pay for the proxy solicitation costs related to the El Paso special meeting, except that El Paso and Kinder Morgan will share equally the expenses incurred in connection with the printing, filing and mailing of the Form S-4 and the information statement/proxy statement/prospectus. In addition to sending and making available these materials, some of El Paso’s directors, officers and other employees may solicit proxies by contacting El Paso stockholders by telephone, by mail, by e-mail or in person. El Paso stockholders may also be solicited by press releases issued by El Paso and/or Kinder Morgan, postings on El Paso’s or Kinder Morgan’s websites and advertisements in periodicals. None of El Paso’s directors, officers or employees will receive any extra compensation for their solicitation services. El Paso has also retained MacKenzie Partners, Inc. to assist in the solicitation of proxies for an estimated fee of approximately $[            ], plus reasonable out-of-pocket expenses. El Paso will also reimburse brokers, banks and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of El Paso common stock and obtaining their proxies.

Results of the El Paso Special Meeting

The preliminary voting results will be announced at the El Paso special meeting. In addition, within four business days following certification of the final voting results, El Paso intends to file the final voting results with the SEC on Form 8-K.

Adjournments

The El Paso special meeting may be adjourned in the absence of a quorum by the affirmative vote of a holders of a majority of the outstanding shares having voting power represented at the special meeting either in person or by proxy.

Even if a quorum is present, the El Paso special meeting could also be adjourned in order to provide more time to solicit additional proxies in favor of adoption of the merger agreement and the first merger agreement, provided sufficient votes are cast in favor of Proposal 2.

If the adjournment is for more than 30 days or if a new record date is set, a notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the special meeting. However, no notice must be given if the time and place and the means of remote communication, if any, of the adjourned meeting is announced at the special meeting being adjourned.

Questions

El Paso stockholders may contact El Paso’s proxy solicitor, MacKenzie Partners, Inc., with any questions about the proposals or how to vote or to request additional copies of any materials at (800) 322-2885.

Proposal No. 1—Adoption of the Merger Agreement and the First Merger Agreement and Approval of the Transactions Contemplated by the Merger Agreement and the First Merger Agreement

(Item 1 on the El Paso proxy card)

This information statement/proxy statement/prospectus is being furnished to you as a stockholder of El Paso as part of the solicitation of proxies by El Paso’s board of directors for use at the El Paso special meeting to consider and vote upon a proposal to adopt the merger agreement (which is attached as Annex A) and the first merger agreement (which is attached as Annex B) and to approve the transactions contemplated by the merger agreement and the first merger agreement, including the first merger on the terms set forth in the first merger agreement and the second merger on the terms set forth in the merger agreement.

The acquisition of El Paso by Kinder Morgan cannot be completed without the affirmative vote of the holders of at least a majority of the outstanding shares of El Paso common stock entitled to vote as of the record date for the special meeting. If you do not vote, the effect will be the same as a vote against the proposal to adopt the merger agreement and the first merger agreement and the transactions contemplated by the merger agreement and the first merger agreement.

El Paso urges you to read this entire information statement/proxy statement/prospectus carefully, including the merger agreement, first merger agreement and other annexes and any documents incorporated by reference into this document. For a list of documents incorporated by reference into this document and information on how to obtain them, see the section entitled “Where You Can Find More Information.”

El Paso’s board of directors has approved and declared advisable the merger agreement and the first merger agreement and the transactions contemplated by the merger agreement and the first merger agreement, including the first merger on the terms set forth in the first merger agreement, and the second merger on the terms set forth in the merger agreement.

EL PASO’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE MERGER AGREEMENT AND THE FIRST MERGER AGREEMENT AND APPROVAL OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND THE FIRST MERGER AGREEMENT.

Proposal No. 2—Any Adjournment to Solicit Additional Proxies, if Necessary

(Item 2 on the El Paso proxy card)

The El Paso special meeting may be adjourned to another time and place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of adoption of the merger agreement and the first merger agreement.

El Paso is asking you to authorize the holder of any proxy solicited by El Paso’s board of directors to vote in favor of any adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and the first merger agreement at the time of the special meeting.

EL PASO’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” ANY ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES TO ADOPT THE MERGER AGREEMENT AND THE FIRST MERGER AGREEMENT.

Proposal No. 3—Advisory Vote on Change of Control Payments to El Paso Named Executive Officers

(Item 3 on the El Paso proxy card)

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that we provide stockholders with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation of El Paso’s named executive officers that is based on or otherwise relates to the proposed transactions, as disclosed in this information statement/proxy statement/prospectus, including the compensation table and the related narrative named executive officer compensation disclosures set forth in “The Transactions—Interests of Certain El Paso Persons in the Transactions” (referred to as the “change of control payments”). This vote is commonly referred to as a “golden parachute say on pay” vote. Accordingly, El Paso’s stockholders are being provided with the opportunity to cast an advisory vote on such change of control payments.

As an advisory vote, this proposal is not binding upon El Paso or the board of directors of El Paso, and approval of this proposal is not a condition to completion of the proposed transactions. However, El Paso seeks your support and thinks that your support is appropriate because El Paso has a comprehensive executive compensation program that is designed to link its executives’ compensation as closely as possible with El Paso’s performance and to align the executives’ interests with yours as stockholders. The plans and arrangements pursuant to which the change of control payments are payable were, except with respect to any new arrangements entered into in connection with the proposed transactions, previously disclosed to El Paso’s stockholders as part of the Compensation Discussion and Analysis and related sections of El Paso’s annual proxy statements. The change of control payments are a part of El Paso’s comprehensive executive compensation program and are intended to align El Paso’s named executive officers’ interests with yours as stockholders by ensuring their continued retention and commitment during critical events such as the proposed transactions, which may create significant personal uncertainty for them.

Accordingly, El Paso asks you to vote on the following resolution:

“RESOLVED, that El Paso’s stockholders approve, on an advisory (non-binding) basis, the compensation of El Paso’s named executive officers that is based on or otherwise relates to the proposed transactions, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Transactions—Interests of Certain El Paso Persons in the Transactions” (which disclosure includes the compensation table and related narrative named executive officer compensation disclosures required pursuant to Item 402(t) of Regulation S-K).”

EL PASO’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL ON AN ADVISORY (NON-BINDING) BASIS OF THE COMPENSATION THAT MAY BE PAID OR BECOME PAYABLE TO EL PASO’S NAMED EXECUTIVE OFFICERS THAT IS BASED ON OR OTHERWISE RELATES TO THE PROPOSED TRANSACTIONS, AS DISCLOSED IN THIS INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS.

KINDER MORGAN SPECIAL MEETING

Date, Time and Place

The special meeting of holders of Kinder Morgan Class P common stock and Class A common stock, referred to together as the Kinder Morgan voting common stock, will be held at [    ], local time, on [                    ], 2012, at [    ], unless postponed or adjourned to a later date. Kinder Morgan is sending this information statement/proxy statement/prospectus to the holders of Kinder Morgan Class P common stock and Class A common stock in order to provide such stockholders with information on the proposal being voted on at the special meeting.

Purpose of the Meeting

At the Kinder Morgan special meeting, Kinder Morgan will ask the holders of Kinder Morgan voting common stock to consider and vote on a proposal to approve the issuance of shares of Kinder Morgan Class P common stock and the warrants as part of the merger consideration, and the issuance of shares of Kinder Morgan Class P common stock to be issued upon exercise of those warrants, referred to in this information statement/proxy statement/prospectus as the share and warrant issuance proposal.

Record Date and Vote Required

Only holders of record of Kinder Morgan’s Class P common stock, $0.01 par value per share, and Class A common stock, $0.01 par value per share, at the close of business on [                    ], 2011, or the record date, will be entitled to notice of, and vote at, the special meeting. On [                    ], 2011, there were [            ] shares of Kinder Morgan Class P common stock and [            ] shares of Kinder Morgan Class A common stock issued and outstanding, representing all of the voting securities of Kinder Morgan allowed to vote on the share and warrant issuance proposal to be presented at the special meeting. Each share of Kinder Morgan Class P common stock is entitled to one vote and each share of Kinder Morgan Class A common stock is entitled to one vote, and they will be voted as a single class.

The affirmative vote of at least a majority of the votes cast (including abstentions) on the share and warrant issuance proposal by holders of shares of Kinder Morgan voting common stock present in person or by proxy and entitled to vote on the share and warrant issuance proposal is required to approve the proposal, so long as the total vote cast on the proposal represents at least a majority of the shares of Kinder Morgan voting common stock entitled to vote on the proposal, assuming a quorum is present. Richard Kinder and certain other stockholders of Kinder Morgan who currently hold, in the aggregate, approximately 75% of the voting power of Kinder Morgan have agreed to vote their shares of Kinder Morgan voting common stock in favor of the share and warrant issuance proposal. In addition, these stockholders agreed to retain collectively, until the approval of the share and warrant issuance proposal or until the voting agreement is terminated, whichever is earlier, an amount of shares of Kinder Morgan voting common stock that is sufficient to approve the share and warrant issuance proposal. Therefore, proxies are not being solicited from the holders of Kinder Morgan voting common stock and no further votes are required to approve the share and warrant issuance proposal.

Kinder Morgan believes that each of its directors and executive officers intends to vote his or her shares in favor of approval of the share and warrant issuance proposal. As of the record date, Kinder Morgan’s directors and executive officers beneficially owned approximately [            ] of the outstanding shares of Kinder Morgan Class P common stock, representing approximately [    ]% of the total outstanding shares of Kinder Morgan Class P common stock and owned approximately [            ] of the outstanding shares of Kinder Morgan Class A common stock, representing approximately [    ]% of the total outstanding shares of Kinder Morgan Class A common stock. The shares of Class P common stock and Class A common stock beneficially owned by Kinder Morgan directors and executive officers include [            ] shares that are subject to the voting agreement. See “Security Ownership of Kinder Morgan.”

Quorum

In order for business to conducted at the Kinder Morgan special meeting, a quorum must be present. The presence of holders of a majority of the shares of Kinder Morgan Class P common stock and Class A common stock, counted as a single class, is necessary to constitute a quorum at the Kinder Morgan special meeting.

Voting on Matters Presented

As proxies are not being solicited, all voting will be done in person at the special meeting. Ballots will be available to all holders of Kinder Morgan voting common stock in attendance at the meeting; provided that they comply with the requirements under the caption “Attendance at the Kinder Morgan Special Meeting” below.

Kinder Morgan’s board of directors recommends that the holders of Kinder Morgan voting common stock vote “FOR” the share and warrant issuance proposal.

Shares Held in “Street Name”

Generally, a broker, bank, trustee or other nominee may only vote the Kinder Morgan voting common stock that it holds in “street name” for you in accordance with your instructions. Therefore, if a stockholder is the beneficial owner of shares held in “street name” by a broker, and wishes to vote on the share and warrant issuance proposal, such stockholders must give instructions to his or her broker on how to vote the shares. If a stockholder plans to attend the special meeting and wishes to vote in person, but his or her shares are held in “street name,” such stockholder must obtain a legal proxy from the appropriate broker, bank, trustee or other nominee authorizing the stockholder to vote the shares in person, which the stockholder must bring to the meeting.

Attendance at the Kinder Morgan Special Meeting

Only holders of Kinder Morgan Class P common stock and Class A shares of record as of the record date, beneficial owners as of the record date, holders of valid proxies for the special meeting and invited guests of Kinder Morgan may attend the special meeting.

All attendees should be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance. The additional items, if any, that attendees must bring depend on whether they are stockholders of record, beneficial owners or proxy holders.

•

A Kinder Morgan stockholder who holds shares directly registered in such stockholder’s name with Kinder Morgan’s transfer agent, Computershare Trust Company, N.A. (referred to as a “stockholder of record”) who wishes to attend the special meeting in person should bring government-issued photo identification.

•	A stockholder who holds shares in “street name” through a broker, bank, trustee or other nominee (referred to as a “beneficial owner”) who wishes to attend the special meeting in person should bring:

•	government-issued photo identification; and

•

proof of beneficial ownership as of the record date (e.g., a letter from the broker, bank, trustee or other nominee that is the record owner of such beneficial owner’s shares or a brokerage account statement provided by the broker).

•

A person who holds a validly executed proxy entitling such person to vote on behalf of a record or beneficial owner of Kinder Morgan shares entitled to vote at the meeting (referred to as a “proxy holder”) who wishes to attend the special meeting in person should bring:

•	government-issued photo identification;

•	the validly executed proxy naming such person as the proxy holder, signed by the Kinder Morgan record stockholder; and

•	proof of the signing stockholder’s record or beneficial ownership as of the record date.

No cameras, recording equipment or other electronic devices will be allowed in the meeting room. Failure to provide the requested documents at the door or failure to comply with the procedures for the special meeting may prevent stockholders from being admitted to the Kinder Morgan special meeting.

Assistance

If you have questions regarding Kinder Morgan’s special meeting, please contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Call Collect: (212) 929-5500

Toll Free: (800) 322-2885

THE TRANSACTIONS

This section of the information statement/proxy statement/prospectus describes the material aspects of the proposed transactions. This section may not contain all of the information that is important to you. You should carefully read this entire information statement/proxy statement/prospectus and the documents incorporated herein by reference, including the full text of the merger agreement (which is attached as Annex A) and the first merger agreement (which is attached as Annex B), for a more complete understanding of the transactions. In addition, important business and financial information about each of Kinder Morgan and El Paso is included in or incorporated into this information statement/proxy statement/prospectus by reference and is included in the Annexes hereto. See “Where You Can Find More Information.”

Effect of the Transactions

Upon satisfaction or waiver of the condition to closing in the first merger agreement, Merger Sub One will merge with and into El Paso in the first merger. El Paso will be the surviving corporation in the first merger. In the first merger, each share of El Paso common stock issued and outstanding immediately prior to the effective time of the first merger will be converted into and exchanged for one share of New El Paso common stock. The rights pertaining to New El Paso common stock will be the same as the rights pertaining to El Paso common stock. Similarly, each outstanding equity award with respect to El Paso common stock will be converted, on the same terms and conditions, into an equivalent equity award with respect to New El Paso common stock. At the effective time of the first merger, shares of El Paso common stock will cease to trade on the NYSE and the shares of New El Paso common stock will commence trading on the NYSE. Upon consummation of the first merger, El Paso will become a wholly owned subsidiary of New El Paso. Immediately after the consummation of the first merger, El Paso will be converted into a Delaware limited liability company and will remain a wholly owned subsidiary of New El Paso.

Upon satisfaction or waiver of the conditions to closing in the merger agreement, and at least twenty days after the consummation of the first merger, Merger Sub Two will merge with and into New El Paso in the second merger. New El Paso will be the surviving corporation in the second merger and will become a wholly owned subsidiary of Kinder Morgan. At the effective time of the second merger, each share of New El Paso common stock issued and outstanding immediately prior to the effective time of the second merger (excluding shares held by New El Paso in treasury, any shares held by Kinder Morgan, Merger Sub Two or Merger Sub Three and any shares held by any other subsidiary of Kinder Morgan or New El Paso and dissenting shares in accordance with Delaware law) will be converted into the right to receive, at the election of the holder but subject to proration with respect to the stock and cash portion so that approximately 57% of the aggregate merger consideration (excluding the warrants) is paid in cash and approximately 43% (excluding the warrants) is paid in Kinder Morgan Class P common stock, one of the following:

•

0.9635 of a share of Kinder Morgan Class P common stock (referred to as the “Exchange Ratio”) and 0.640 of a warrant (referred to as the “Per Share Warrant Consideration”) to purchase one share of Kinder Morgan Class P common stock (any such election referred to as a “stock election” and such New El Paso shares referred to as the “stock election shares”);

•

$25.91 in cash without interest (referred to as the “Per Share Cash Election Consideration”) and the Per Share Warrant Consideration (any such election referred to as a “cash election” and such New El Paso shares referred to as the “cash election shares”); or

•

0.4187 of a share of Kinder Morgan Class P common stock (referred to as the “Mixed Election Stock Exchange Ratio”), $14.65 in cash without interest (referred to as the “Per Share Cash Amount”) and the Per Share Warrant Consideration (any such election referred to as a “mixed election” and such New El Paso shares referred to as the “mixed consideration election shares”).

Each option or similar right to purchase shares of New El Paso common stock (other than an option to purchase New El Paso common stock granted under the El Paso ESPP, as converted in connection with the first merger) outstanding immediately prior to the effective time of the second merger (whether or not then vested or exercisable), by virtue of the occurrence of the consummation of the transactions and without any action on the part of any holder of any New El Paso stock option, will, immediately prior to the effective time of the second merger, be deemed exercised pursuant to a cashless exercise for that number of shares of New El Paso common stock (referred to as the “net exercise shares”) equal to, rounded down to the nearest whole share, (1) the number of shares of New El Paso common stock subject to such New El Paso stock option immediately prior to the effective time of the second merger minus (2) the number of whole and partial (computed to the nearest four decimal places) shares of New El Paso common stock subject to such New El Paso stock option which, when multiplied by the fair market value (as such term is defined in the applicable plan governing such option to purchase shares of New El Paso common stock) of a share of New El Paso common stock as of immediately prior to the effective time of the second merger, is equal to the aggregate exercise price of such New El Paso stock option. Each net exercise share will be deemed to be an outstanding share of New El Paso common stock as provided for in the merger agreement. Each holder of net exercise shares, subject to the terms and conditions of the merger agreement and proration, will be permitted to make either a mixed election or cash election with respect to all (but not less than all) of the net exercise shares (and, to the extent applicable, New El Paso restricted shares, New El Paso performance RSUs and shares of New El Paso common stock deemed purchased through the El Paso ESPP) held by such holder. The holders of net exercise shares will not be permitted to make a stock election.

Each award of restricted New El Paso common stock (as converted in connection with the first merger and referred to as a “New El Paso restricted share”) that is outstanding immediately prior to the effective time of the second merger will, as of the effective time of the second merger, automatically and without any action on the part of the holder thereof, vest and the restrictions with respect thereto will lapse, and each New El Paso restricted share will, subject to the terms and conditions of the merger agreement, be treated as an outstanding share of New El Paso common stock as provided for in the merger agreement. Each holder of New El Paso restricted shares, subject to the terms and conditions of the merger agreement and proration, will be permitted to make either a mixed election or cash election with respect to all (but not less than all) of the New El Paso restricted shares (and, to the extent applicable, net exercise shares, New El Paso performance RSUs and shares of New El Paso common stock deemed purchased through the El Paso ESPP) held by such holder. The holders of New El Paso restricted shares will not be permitted to make a stock election.

Each New El Paso restricted stock unit that is subject to vesting based on the achievement of performance conditions (as converted in connection with the first merger and referred to as a “New El Paso performance RSU”) that is outstanding immediately prior to the effective time of the second merger will, effective immediately prior to the effective time of the second merger, vest based on a target payout percentage of 100%, and the shares of New El Paso common stock deemed to be issued in settlement thereof will, subject to the terms and conditions of the merger agreement, be deemed to be outstanding shares of New El Paso common stock as provided for in the merger agreement. Each holder of New El Paso performance RSUs, subject to the terms and conditions of the merger agreement and proration, will be permitted to make either a mixed election or cash election with respect to all (but not less than all) of the New El Paso performance RSUs (and, to the extent applicable, net exercise shares, New El Paso restricted shares, and shares of New El Paso common stock deemed purchased through the El Paso ESPP) held by such holder. The holders of New El Paso performance RSUs will not be permitted to make a stock election.

The El Paso employee stock purchase plan (referred to as the “El Paso ESPP”) will continue to be operated in accordance with its terms and past practice for the Offering Period (as defined in the El Paso ESPP) in effect as of October 16, 2011 (referred to as the “Current Offering Period”) and any subsequent Offering Period that begins after October 16, 2011 pursuant to the terms and conditions of the El Paso ESPP. However, if the effective time of the second merger occurs prior to the end of the Current Offering Period or any such subsequent Offering Period, New El Paso will take all action as may be necessary to shorten the Current Offering Period or such subsequent Offering Period so that (1) the Change of Control Exercise Date (as defined in the El Paso ESPP) will occur prior to the effective time of the second merger (referred to as the “Last Exercise Date”) and

(2) the Current Offering Period or such subsequent Offering Period ends on the Last Exercise Date. New El Paso will, pursuant to, and in accordance with, the terms of the El Paso ESPP, notify each El Paso ESPP participant in writing at least ten Trading Days (as defined in the El Paso ESPP) prior to the Last Exercise Date, and by a date that is no later than the mailing date of the election form, that the last date during the Current Offering Period or such subsequent Offering Period on which a deemed purchase of shares of New El Paso common stock will occur has been changed to the Last Exercise Date and that his or her deemed purchase right will be exercised automatically on the Last Exercise Date, unless prior to such date, he or she has canceled his or her election to participate in the Current Offering Period, to the extent applicable. Each share of New El Paso common stock deemed to be purchased in connection with the treatment of options granted under the ESPP described above will be deemed to be an outstanding share of New El Paso common stock as provided for in the merger agreement. Each holder of shares of New El Paso common stock deemed to be purchased through the El Paso ESPP, subject to the terms and conditions of the merger agreement and proration, will be permitted to make either a mixed election or cash election with respect to all (but not less than all) of such shares (and, to the extent applicable, net exercise shares, New El Paso restricted shares, and New El Paso performance RSUs) held by such holder. The holders of shares of New El Paso common stock deemed to be purchased through the El Paso ESPP will not be permitted to make a stock election.

Upon the effective times of the first merger and the second merger, El Paso’s 4 3/4% subordinated convertible debentures due 2028 (referred to as a “debenture”) issued under the first supplemental indenture, dated March 17, 1998, between El Paso (as assigned from El Paso Natural Gas Company) and The Chase Manhattan Bank shall remain outstanding and be treated in accordance with their terms. In accordance with, and pursuant to, the terms of the first supplemental indenture, after the effective time of the second merger, each debenture will be entitled thereafter to be convertible (when and if converted at the option of such holder) into the merger consideration that a holder of New El Paso common stock making no election will otherwise be entitled to receive.

See “—New El Paso Stockholders Making Elections—Proration and Adjustment Procedures” for more information on how the proration procedures will work.

Background of the Transactions

The management and board of directors of El Paso continually review El Paso’s results of operations as well as strategic and other options to create value for El Paso’s stockholders. In connection with these reviews, El Paso from time to time has evaluated potential transactions that would further its strategic objectives. Similarly, El Paso’s management periodically explores and evaluates, and discusses with El Paso’s board of directors on a regular basis, the strategic alternatives available to El Paso, including strategic acquisitions and divestitures, mergers, mergers of equals and other business combinations.

Beginning in early 2011, these discussions focused on, among other things, the proposed separation of El Paso’s exploration and production business from its pipeline business (referred to as the “spin-off”) and the opportunities that could be available to the two businesses as independent public companies.

From March 29, 2011 through March 31, 2011, the El Paso board of directors met with management and representatives from Morgan Stanley and Goldman, Sachs & Co. (referred to as “Goldman Sachs”). On March 29, 2011, a representative from Morgan Stanley presented an overview of recently announced spin-off transactions, their performance and the market’s reactions to the announcements. On March 30, representatives from Goldman Sachs presented financial analyses of a potential separation of El Paso’s pipeline and exploration and production businesses, including analyses regarding whether El Paso’s pipeline and exploration and production businesses have greater capacity to create value together or apart, and whether investors would more highly value the businesses as independent entities. Later that day, the board of directors of El Paso and management met and discussed the presentation, including the separation analysis presented by the representatives from Goldman Sachs. Subsequent to such meeting, Goldman Sachs was retained as a financial advisor to El Paso in connection with a potential spin-off of its exploration and production business.

On May 17, 2011, the El Paso board of directors met with management and representatives of Goldman Sachs, El Paso’s financial advisor in connection with the potential spin-off, and Wachtell, Lipton, Rosen & Katz (referred to as “Wachtell Lipton”), counsel to El Paso and its board of directors. At the meeting, representatives from Goldman Sachs presented revised financial analyses of a potential separation of El Paso’s pipeline and exploration and production businesses, including analyses regarding whether El Paso’s two businesses have greater capacity to create value together or apart and whether investors would more highly value the businesses as independent entities. The board of directors, management and representatives from Goldman Sachs and Wachtell Lipton then discussed feedback from El Paso’s stockholders, potential mergers and acquisitions activity for the two independent companies and execution risks for a proposed separation. The board of directors of El Paso also discussed the potential for an initial public offering for the exploration and production business prior to a full spin-off.

On May 24, 2011 the El Paso board of directors resolved that El Paso should proceed with the proposed spin-off, and on that date El Paso publicly announced that it was considering a possible spin-off of its exploration and production business.

On June 24, 2011, at the request of Evercore, representatives of Kinder Morgan had a meeting with Evercore in order to hear Evercore’s ideas regarding a possible transaction between Kinder Morgan and El Paso.

On June 30, 2011, El Paso filed a request for a ruling under Section 355 of the Code with the IRS in connection with the proposed spin-off.

On July 13, 2011 and July 14, 2011, the El Paso board of directors met with management to discuss ongoing developments with respect to the proposed spin-off.

During July and August 2011, representatives of Kinder Morgan, Evercore and Bracewell & Giuliani LLP, counsel to Kinder Morgan and its board (referred to as “Bracewell”), continued to analyze, based on publicly available information, and to discuss, a possible transaction with El Paso.

On August 11, 2011, EP Energy Corporation filed a registration statement on Form 10 with the SEC in connection with the proposed spin-off.

On August 26, 2011, the Kinder Morgan board of directors discussed with management and representatives of Evercore the possibility of making an offer to acquire El Paso. The Kinder Morgan directors expressed their support for management delivering a letter to El Paso setting forth Kinder Morgan’s offer to acquire El Paso for a purchase price of $25.50 per share on the terms described below. The two representatives of Goldman Sachs on the board of directors of Kinder Morgan (referred to as the “Goldman Directors”) did not attend the discussion, though they did receive the materials prepared by management for the discussion. One of the Goldman Directors called Mr. Richard D. Kinder, the Chairman and CEO of Kinder Morgan, after receiving the materials and informed Mr. Kinder that Goldman Sachs was advising El Paso in connection with its proposed spin-off and that, as a result, the Goldman Directors would not be participating in the board of directors discussion.

On August 28, 2011, one of the Goldman Directors informed Kinder Morgan’s general counsel that the Goldman Directors would recuse themselves from all subsequent Kinder Morgan board of directors discussions and meetings to the extent relating to the possible acquisition of El Paso and that the Goldman Directors should not receive any materials distributed to the Kinder Morgan board of directors to the extent relating to such possible acquisition. Thereafter, the Goldman Directors did not participate in any Kinder Morgan board of directors discussions or meetings relating to the possible acquisition of El Paso and, except as otherwise indicated below, were not sent any board meeting materials relating to the possible acquisition of El Paso.

On August 30, 2011, Mr. Kinder delivered a letter to Mr. Douglas L. Foshee, the Chairman, President and CEO of El Paso, addressed to the board of directors of El Paso setting forth a proposal to acquire El Paso. The proposed terms indicated a purchase price of $25.50 per share, payable 60% in cash and 40% in stock of Kinder

Morgan. The proposed consideration represented a premium of approximately 34.8% over El Paso’s closing share price of $18.91 on August 29, 2011. The letter noted that the offer was based solely on publicly available information and that, as part of a private negotiation, Kinder Morgan would conduct due diligence and provide El Paso the opportunity to conduct due diligence with respect to Kinder Morgan. The letter also noted that the proposal was not subject to any financing contingency, that Kinder Morgan was confident that it would receive all required regulatory approvals and that Kinder Morgan was willing to enter into appropriate contractual provisions reflecting its commitment to completing the transaction. The letter also noted the expectation that Kinder Morgan would retain a number of El Paso’s executives in important roles within the combined company.

On August 31, 2011, the management of El Paso, together with representatives of Goldman Sachs, updated the members of the board of directors with regard to the proposal received from Kinder Morgan and management’s proposed steps in response to the proposal, including preparation of a financial analysis of the proposal and El Paso’s alternatives, and the need to retain another financial advisor (other than Goldman Sachs) in connection with Kinder Morgan’s proposal.

Between August 31, 2011 and September 5, 2011, El Paso management met with Morgan Stanley and Morgan Stanley was retained as a financial advisor to El Paso in connection with Kinder Morgan’s proposal, subject to approval of the board of directors of El Paso. For El Paso’s arrangement with Morgan Stanley, see “—Opinion of El Paso’s Financial Advisor.” El Paso also engaged Goldman Sachs in connection with the possible sale of El Paso, including to Kinder Morgan, and in this regard Goldman Sachs specifically agreed to review and analyze El Paso’s business plan in connection with the proposed spin-off for purposes of aiding El Paso in its analysis of the Kinder Morgan transaction. For a description of El Paso’s arrangement with Goldman Sachs, see the section entitled “—El Paso’s Engagement of Goldman Sachs.”

On September 5, 2011, the El Paso board of directors met with management and representatives of Morgan Stanley, Goldman Sachs and Wachtell Lipton. Prior to the meeting, in light of Goldman Sachs’ ownership interest in Kinder Morgan and recognizing that El Paso would be sharing valuation information with Goldman Sachs prior to the meeting and potentially discussing valuation matters at the meeting, a representative of Goldman Sachs was advised by a representative of El Paso that any such information shared with Goldman Sachs prior to, at or after the meeting, must be kept within the Goldman Sachs team involved in the El Paso representation and could not be shared with Kinder Morgan, Goldman Sachs personnel involved with Kinder Morgan, or with any other Goldman Sachs personnel not involved in the El Paso representation. At the meeting, Kinder Morgan’s proposal was discussed, as were possible different approaches to respond to Kinder Morgan. Discussion ensued on how to communicate to Kinder Morgan that El Paso would be willing to complete a transaction at a price higher than the proposal. In addition, there was discussion as to other third parties that could be interested and able to proceed with a transaction with El Paso as well as the likely reaction of El Paso’s stockholders to a transaction with Kinder Morgan. Following the discussion, the El Paso board of directors authorized management to notify Kinder Morgan that its proposal of August 30, 2011 was not compelling enough to proceed with a transaction. In addition, the board directed management to continue to proceed with the proposed spin-off. Following the departure of Morgan Stanley and Goldman Sachs, the board of directors was provided with further details about, and discussed, Goldman Sachs’ relationship with and ownership interest in Kinder Morgan. Being aware of Goldman Sachs’ ownership interest in Kinder Morgan and the related potential conflicts of interest, the board determined to engage a financial advisor other than Goldman Sachs in connection with the Kinder Morgan proposal and engaged Morgan Stanley for that purpose. The board’s decision to engage Morgan Stanley was based on Morgan Stanley’s qualifications, expertise, reputation, independence and prior work with El Paso. The board also retained Morgan Stanley to provide it with a fairness opinion in connection with the potential acquisition of El Paso by Kinder Morgan. At this meeting, the board also determined that it was still beneficial for the time being to continue to receive valuation advice from Goldman Sachs so that the El Paso board of directors could be in the best position to compare all alternatives, specifically including the proposed spin-off transaction and related matters.

Also on September 5, 2011, following the meeting of the board of directors of El Paso, Mr. Foshee met with Mr. Kinder to discuss Kinder Morgan’s proposal, and Mr. Foshee provided Mr. Kinder with a response letter on behalf of the board of directors of El Paso. El Paso’s response letter noted that Kinder Morgan’s proposal of August 30, 2011 was not compelling as it significantly undervalued El Paso and its prospects as it separates into two independent publicly traded companies. The letter also noted that El Paso’s board of directors and management team are committed to creating value for El Paso’s stockholders.

Between September 5, 2011 and September 8, 2011, management of Kinder Morgan had a series of discussions with representatives of Evercore and Weil, Gotshal & Manges LLP, counsel to Kinder Morgan and its board of directors (referred to as “Weil”), to discuss potential responses to the El Paso letter. On September 8, 2011, representatives of Kinder Morgan began discussions with Barclays Capital with respect to the potential transaction involving El Paso.

On September 9, 2011, the Kinder Morgan board of directors held a discussion with management, Evercore and Barclays Capital to receive an update on the status of discussions between Messrs. Kinder and Foshee and to discuss possible responses to the letter received from El Paso on September 5, 2011. The members of the Kinder Morgan board of directors who participated in the discussion expressed their support for sending a letter to El Paso that would indicate that Kinder Morgan would expect to release its offer to El Paso’s stockholders and the public should El Paso again reject its proposal.

On September 9, 2011, Mr. Kinder sent a response letter to Mr. Foshee noting Kinder Morgan’s disappointment with El Paso’s rejection of its August 30, 2011 offer but noting that Kinder Morgan would consider improving its offer if permitted to conduct limited due diligence. The letter noted Kinder Morgan’s belief that given that El Paso had previously outlined the potential advantages of the proposed spin-off in public filings, El Paso’s then-current share price (which was $18.69, based on the closing price on September 8, 2011) reflected the market’s view of that strategy. The letter also noted that, should El Paso’s board of directors reject its proposal even with the additional potential price flexibility, Kinder Morgan would expect to release its $25.50 per share proposal to El Paso’s stockholders and to the public.

In the period between September 5 and September 12, 2011, representatives of Morgan Stanley and Goldman Sachs met with members of El Paso’s management to discuss El Paso’s operations and forecasts. Following the receipt of Kinder Morgan’s September 9th letter, the letter was shared with representatives of Morgan Stanley and Goldman Sachs and members of management had discussions with representatives of Morgan Stanley and Goldman Sachs regarding potential responses to Kinder Morgan and Kinder Morgan’s threat to make its proposal public. In light of Goldman Sachs’ ownership interest in Kinder Morgan, after September 12, 2011, El Paso’s board and management relied only on Morgan Stanley for tactical advice in connection with the Kinder Morgan proposal and informed Goldman Sachs that, despite Goldman Sachs’ long-term role in providing financial advisory services to El Paso, going forward El Paso would not involve Goldman Sachs in any negotiations with Kinder Morgan nor would El Paso be requesting any tactical advice from Goldman Sachs or a fairness opinion from Goldman Sachs in connection with the Kinder Morgan transaction.

Between September 9, 2011 and September 15, 2011, management of Kinder Morgan had a number of discussions with Evercore, Barclays Capital and Weil regarding the potential public announcement of Kinder Morgan’s offer for El Paso and other potential steps that the board of directors of Kinder Morgan might consider if El Paso continued to reject Kinder Morgan’s offer.

On September 15, 2011, the El Paso board of directors met with management and its legal and financial advisors. At the meeting, before the financial advisors were present, Wachtell Lipton discussed with the board the legal framework relevant to consideration of Kinder Morgan’s letter. Discussion then ensued about Goldman Sachs’ ownership interest in Kinder Morgan and its role advising El Paso. While the board continued to believe that it was beneficial to continue to receive valuation advice from Goldman Sachs in connection with the proposed spin-off transaction, because of the potential conflict of interest of Goldman Sachs, the board determined that Goldman Sachs was not to be involved in any negotiations with Kinder Morgan or any tactical discussions with management or the board with respect to the Kinder Morgan proposal or how to respond to Kinder Morgan or any discussions with management or the board regarding the price or proposal that El Paso would be willing to entertain and that El Paso would not be requesting a fairness opinion from Goldman Sachs. Following such time, Goldman Sachs joined the meeting and provided a description of Kinder Morgan’s proposal and presented an analysis of the spin-off. Following its presentation, Goldman Sachs left the meeting and Morgan Stanley entered the meeting and presented its analysis of the proposal from Kinder Morgan. At such time, a discussion ensued between the directors, management, and representatives of Morgan Stanley and Wachtell Lipton on how to respond to Kinder Morgan. In addition, there was discussion as to the advantages and disadvantages of publicly disclosing Kinder Morgan’s proposal or engaging with third parties on a transaction and whether that could result in greater value for El Paso stockholders. It was determined that because it was unlikely that a third party would emerge from taking such actions, it was not worth the risk of losing a potential transaction with Kinder Morgan in order to pursue such actions. Management then provided an update to the board of directors on the status of the proposed spin-off. Following the discussion, the El Paso board of directors authorized Mr. Foshee to notify Kinder Morgan that its proposal of August 30, 2011 was not compelling but that El Paso would be willing to pursue a transaction with Kinder Morgan at a value of $28.00 per share in cash and stock of Kinder Morgan. The El Paso board of directors also directed management to continue the process to effectuate the proposed spin-off so that El Paso would be in a position to timely execute the spin-off should a transaction with Kinder Morgan on terms acceptable to the El Paso board of directors not materialize.

On September 16, 2011, Mr. Foshee met with Mr. Kinder and provided Mr. Kinder with a response letter on behalf of the board of directors of El Paso. The letter noted that the El Paso board of directors would not support any proposal that would transfer the value and potential that belongs to El Paso’s stockholders to Kinder Morgan at an inadequate price. The letter further noted that the board of directors of El Paso would be willing to pursue a transaction with Kinder Morgan at a value of $28.00 per share in cash and Kinder Morgan stock so long as it provides certainty of completion and El Paso is satisfied with its review of the value to El Paso’s stockholders of the Kinder Morgan stock component of the potential transaction. The letter also noted that El Paso’s board and management team are committed to creating value for El Paso stockholders and that they continue to believe that the separation of their exploration and production business is the right strategy for El Paso, absent a transaction that delivers compelling value to El Paso’s stockholders.

On September 16, 2011 and September 17, 2011, Mr. Foshee had two separate conversations with Mr. Kinder. During these conversations, Mr. Kinder indicated to Mr. Foshee that Kinder Morgan would be willing to consider a transaction at a price of $26.50 per share in cash and Kinder Morgan stock and that it might be willing to raise its price subject to completion of due diligence. Mr. Foshee told Mr. Kinder that he believed there were a number of factors that should provide a basis for Kinder Morgan to increase its offer, including the fact that the amount of El Paso’s net operating loss carryforwards for U.S. federal income tax purposes would likely be greater than Kinder Morgan had previously assumed. On September 16 and 17, 2011, Kinder Morgan management had a number of conversations with Evercore, Barclays Capital, Bracewell and Weil regarding the terms of the potential acquisition of El Paso and the process for completing a merger agreement.

On September 18, 2011, the Kinder Morgan board of directors held a discussion with management and representatives of Evercore, Barclays Capital and Weil to receive an update on the status of negotiations between Kinder Morgan and El Paso. The members of the Kinder Morgan board of directors indicated their support for Kinder Morgan management to continue discussions with El Paso regarding a possible transaction at a price higher than $26.50 per El Paso share.

Later on September 18, 2011, after further discussion, Mr. Kinder and Mr. Foshee preliminarily agreed that a price of $27.55 per share in cash and Kinder Morgan stock, subject to agreement on certain material terms and completion of mutual due diligence and negotiation of definitive documentation, could be a basis for further negotiation.

On September 19, 2011, EP Energy Corporation filed an amended registration statement on Form 10 with the SEC in connection with the proposed spin-off.

On September 20, 2011, El Paso and Kinder Morgan executed a confidentiality agreement with respect to certain limited information. The agreement did not include standstill provisions, as Kinder Morgan indicated that it would only be willing to execute a confidentiality agreement with standstill provisions if Kinder Morgan first received certain tax information from El Paso and if El Paso and Kinder Morgan could agree in concept on the general terms of a proposed transaction. In this regard, Weil delivered a draft term sheet to El Paso and Wachtell Lipton summarizing Kinder Morgan’s proposed terms for a merger agreement to be entered into between El Paso and Kinder Morgan.

On September 21, 2011, representatives from El Paso, Kinder Morgan, Wachtell Lipton, and Weil met in Houston, Texas to discuss the proposed term sheet delivered by Weil, and later that night El Paso and Kinder Morgan discussed certain preliminary terms for the proposed transaction, including a proposed purchase price of $27.55, 60% of which would be paid in cash and 40% of which would be paid in Kinder Morgan stock, subject to completion of mutual due diligence and negotiation of definitive documentation.

On September 22, 2011, El Paso and Kinder Morgan executed an additional confidentiality agreement. The agreement included customary provisions for the confidentiality of discussions and the exchange of information. It also included a mutual standstill agreement effective for six months. Also on September 22, 2011, Wachtell Lipton delivered a draft voting agreement to Weil.

Commencing September 22, 2011, officers and other representatives and advisors of El Paso (other than Goldman Sachs) and Kinder Morgan conducted mutual due diligence. Representatives and advisors of the companies held a number of in person and telephonic meetings with each other, and each company established virtual data rooms to enable the parties and their representatives and advisors to engage in documentary due diligence.

On September 23, 2011, Weil delivered a draft merger agreement to Wachtell Lipton, and on September 24, 2011, Wachtell Lipton delivered a revised draft merger agreement to Weil.

On September 25, 2011, the board of directors of Kinder Morgan held a discussion with management and representatives of Evercore, Barclays Capital and Weil to review the preliminary findings of the due diligence regarding El Paso.

From September 25, 2011 through September 29, 2011, representatives of Kinder Morgan and Evercore had several meetings and discussions with representatives of El Paso and Morgan Stanley concerning valuation matters.

On September 28, 2011, representatives of Kinder Morgan notified representatives of El Paso that they would not be able to proceed with a transaction on the terms discussed on September 18, 2011 and as set forth in the term sheet discussed on September 21, 2011. Kinder Morgan then presented an alternative proposal to purchase each El Paso share for consideration equal to $15.30 in cash, 0.3774 of a share of Kinder Morgan and 0.577 warrants to purchase Kinder Morgan stock with an exercise price of $40.00 per share of Kinder Morgan stock and a term of five years, with an indicated aggregate value of $25.50 per El Paso share (excluding the value of the warrant consideration) and based on Kinder Morgan’s closing price on September 27, 2011. The representatives of Kinder Morgan indicated their view that the aggregate consideration (including the value of the warrant consideration) was $27.55 per El Paso share.

On September 29, 2011, representatives of El Paso met with representatives of Kinder Morgan. El Paso presented an alternative proposal. El Paso’s alternative proposal provided for consideration for each El Paso share of $15.73 in cash, $11.02 worth of Kinder Morgan Class P common stock and 0.640 of a warrant to purchase Kinder Morgan Class P common stock with the warrant terms including an exercise price of $40.00, a term of five years and customary “dividend protection.”

On September 30, 2011, Mr. Kinder sent a letter to Mr. Foshee with a revised proposal to purchase each outstanding El Paso share for consideration equal to $14.65 in cash, 0.4187 of a share of Kinder Morgan stock and 0.577 of a warrant to purchase a share of Kinder Morgan stock with an exercise price of $40.00 per share of Kinder Morgan Class P common stock and a term of five years, with an indicated aggregate value of $25.67 per El Paso share (excluding the value of the warrant consideration) and based on Kinder Morgan’s closing price on September 29, 2011. The proposal indicated that the aggregate consideration (including the value of the warrant consideration) was $27.55 per El Paso share. In addition, Mr. Kinder had a telephonic conversation with Mr. Foshee indicating that this represented Kinder Morgan’s best and final offer.

Also, on September 30, 2011, the El Paso board of directors met with management and representatives from Morgan Stanley and Wachtell Lipton. At the meeting, Mr. Foshee provided the board with an update on the discussions with Kinder Morgan and the terms of Kinder Morgan’s latest proposal. The board discussed Kinder Morgan’s latest proposal as well as the mix of consideration and Morgan Stanley’s preliminary views on the warrant portion of the consideration and indicative value of the proposal, including Morgan Stanley’s view that the value of the warrant consideration was less than that stated by Kinder Morgan. The board of directors authorized Mr. Foshee to negotiate further with Kinder Morgan to obtain more consideration for El Paso’s stockholders in the transaction.

Later on September 30, 2011, Mr. Foshee delivered a letter to Mr. Kinder noting that the El Paso board of directors believes that Kinder Morgan’s latest offer reflects a value to El Paso’s stockholders of less than $27.55. In addition, the letter noted that El Paso would be willing to proceed to further negotiate a transaction that included cash and Kinder Morgan stock consideration equal to $26.00 per share and warrants that had a value approximately 10% in excess of the warrants proposed by Kinder Morgan so long as the warrants included customary “dividend protection.” Later on September 30, 2011, Kinder Morgan confirmed to El Paso that its offer of September 30, 2011 represented Kinder Morgan’s best and final offer.

From October 1, 2011 through October 5, 2011, representatives of Kinder Morgan and Evercore had several meetings and discussions with representatives of El Paso and Morgan Stanley concerning valuation matters, including the valuation of the proposed warrant portion of the consideration.

On October 5, 2011, Mr. Kinder delivered a letter to Mr. Foshee that included a revised proposal. The letter noted that while there has been weakness in commodity prices and capital markets since Kinder Morgan’s August 30, 2011 proposal, Kinder Morgan would propose to exchange an improved combination of cash, stock and warrants structured to preserve the tax-free attributes of the transaction. The revised offer was for $14.65 in cash, 0.4187 shares of Kinder Morgan stock and 0.640 Kinder Morgan warrants with an exercise price of $40.00 per Kinder Morgan share and a term of five years, with an indicated aggregate value of $25.78 (excluding the value of the warrant consideration), based on Kinder Morgan’s closing price on October 5, 2011. The letter further provided that the warrants would not have “dividend protection,” as such “dividend protection” is neither customary nor reasonable with respect to a company such as Kinder Morgan, where stock value increases as quarterly dividends increase. The letter stated, however, that Kinder Morgan would be willing to provide for protection in connection with extraordinary, special dividends.

On October 6, 2011, the El Paso board of directors met with management and representatives from Morgan Stanley, Goldman Sachs and Wachtell Lipton. At the meeting, with Morgan Stanley present, representatives from Goldman Sachs presented a revised financial analysis of a potential separation of El Paso’s pipeline and exploration and production businesses in connection with the proposed spin-off. Following such presentation, Goldman Sachs left the meeting and Mr. Foshee then provided the board with an update on the discussions with Kinder Morgan and the terms of Kinder Morgan’s latest proposal. Morgan Stanley then presented an analysis of Kinder Morgan’s latest proposal and related matters, including indicative values of the proposal. In addition, Wachtell Lipton discussed with the board the legal framework relevant to consideration of Kinder Morgan’s latest proposal. The board discussed Kinder Morgan’s latest proposal, and the board of directors authorized Mr. Foshee to negotiate a transaction based on the terms set forth in Kinder Morgan’s latest proposal, subject to the satisfactory completion of definitive documentation and resolution of certain matters. Later on October 6, 2011, Mr. Foshee met with Mr. Kinder and noted that the board of directors of El Paso had authorized him to negotiate a transaction based on the terms set forth in Kinder Morgan’s October 5th proposal.

On October 7, 2011, Kinder Morgan management held a discussion with the Kinder Morgan board of directors to update the directors on the status of discussions with El Paso and El Paso’s willingness to negotiate a transaction based on Kinder Morgan’s October 5th proposal.

On October 7, 2011, Wachtell Lipton delivered a draft form of warrant agreement to Weil.

Between October 7, 2011 and October 15, 2011, each of Kinder Morgan and El Paso completed its due diligence with respect to the other company.

On October 9, 2011, Weil delivered a revised draft of a merger agreement to Wachtell Lipton.

On October 10, 2011, Kinder Morgan delivered to El Paso a draft of the debt commitment letter to be received from Barclays Bank to finance the cash portion of the merger consideration and, if necessary, to refinance certain indebtedness of El Paso and Kinder Morgan. Also on October 10, 2011, Weil delivered a revised draft of the voting agreement to Wachtell Lipton.

On October 11, 2011, the Kinder Morgan board of directors held a discussion with management and representatives of Evercore, Barclays Capital and Weil to review, in detail, the due diligence findings regarding El Paso.

On October 12, 2011, Wachtell Lipton delivered a revised draft of the merger agreement to Weil, and during the period from October 13, 2011 through October 16, 2011, representatives of El Paso, Kinder Morgan, Wachtell Lipton, Weil and Bracewell negotiated the provisions of the proposed merger agreement and the form of warrant agreement. The negotiations, among other things, addressed the structure for the transaction, the nature of the representations and warranties to be made by the parties, the conditions to closing, financing related matters, termination rights and the fees payable upon termination in certain circumstances, remedies for breaches of the covenants and agreements in the merger agreement, non-solicitation obligations, the limitations on the conduct of business by both parties between signing and closing and the anti-dilution provisions and other terms of the form of warrant agreement. Also during such time, Wachtell Lipton and the legal advisors to certain of the stockholders to the voting agreement negotiated certain provisions of the voting agreement.

On October 12, 2011, a representative of Weil had a telephone conversation with in-house counsel for Goldman Sachs to discuss whether Goldman Sachs would agree to become a party to the voting agreement in its capacity as a stockholder of Kinder Morgan. Later that day, Weil sent a draft of the voting agreement to in-house counsel for Goldman Sachs. On October 14, 2011, Weil also forwarded the most recent drafts of the proposed merger agreement and proposed warrant agreement to in-house counsel for Goldman Sachs. Also on October 14, 2011, El Paso’s general counsel informed in-house counsel for Goldman Sachs that El Paso had no objection to Goldman Sachs executing the voting agreement. Between October 12, 2011 and October 14, 2011, representatives of Weil had discussions with in-house counsel for Goldman Sachs (and a member of Kinder Morgan’s senior management had discussions with one of the Goldman Directors) regarding whether or not the Goldman Directors would continue to recuse themselves with respect to Kinder Morgan board of director meetings and discussions to the extent relating to the proposed acquisition of El Paso. On October 14, 2011, in-house counsel for Goldman Sachs informed Weil that the Goldman Directors would not participate in any Kinder Morgan board of directors meetings to the extent relating to the proposed acquisition of El Paso but that the Goldman Directors would like to receive board materials to be sent in connection with the meeting at which such acquisition would be considered for approval. One of the Goldman Directors also confirmed to a member of Kinder Morgan’s senior management that the Goldman Directors would not participate in any Kinder Morgan board of directors meeting to the extent relating to the proposed acquisition of El Paso but that, given that Goldman Sachs would be signing the voting agreement as a stockholder of Kinder Morgan, the Goldman Directors would like to receive the materials being sent to Kinder Morgan directors. On October 14, 2011, in preparation for a board of directors meeting to be held on October 16, 2011, Kinder Morgan sent such materials to all members of the Kinder Morgan board of directors, including the Goldman Directors.

On October 13, 2011, Sherpa Merger Sub, Inc. was incorporated in the State of Delaware and Sherpa Acquisition, LLC was formed in the State of Delaware.

On October 14, 2011, Sirius Holdings Merger Corporation and Sirius Merger Corporation were incorporated in the State of Delaware.

On October 15, 2011, the Kinder Morgan board of directors had a telephone conference with management and representatives of Weil to discuss the regulatory implications of a transaction with El Paso.

During the period from the receipt of Kinder Morgan’s initial proposal through October 16, 2011, El Paso continued to work on the proposed spin-off and on October 14, 2011, EP Energy Corporation received comments from the SEC with respect to the amended registration statement on Form 10 that it filed with the SEC in connection with the proposed spin-off on September 19, 2011.

On October 16, 2011, the El Paso board of directors held a special board meeting attended by all members of the El Paso board, as well as members of management and representatives of Morgan Stanley and Wachtell Lipton. At the meeting, Wachtell Lipton reviewed with the El Paso board of directors the legal framework relevant to consideration of the transactions. Wachtell Lipton explained and discussed with the board the principal terms and conditions of the merger agreement. Morgan Stanley presented its financial analyses of the proposed transactions with Kinder Morgan and delivered its oral opinion to the El Paso board of directors, which was confirmed by delivery of a written opinion dated October 16, 2011, that, as of such date and based upon and subject to the limitations and assumptions set forth therein, the merger consideration to be received by the El Paso stockholders pursuant to the merger agreement was fair, from a financial point of view, to such holders. Mr. Foshee discussed his view of the principal benefits to El Paso and its stockholders of the combination of the two companies and recommended, on behalf of management, that the board approve the transaction. For a discussion of such principal benefits of the transaction, see “—Recommendation of El Paso’s Board of Directors and Reasons for the Transactions.” Following review and discussion among the members of the El Paso board of directors, the El Paso board of directors unanimously determined that the merger agreement and the first merger agreement and the transactions contemplated by the merger agreement and the first merger agreement were advisable and in the best interests of El Paso stockholders, and all of the El Paso directors voted to approve the merger agreement and the first merger agreement and the transactions contemplated by the merger agreement and the first merger agreement.

On October 16, 2011, the Kinder Morgan board of directors held a special board meeting attended by all members of the Kinder Morgan board (other than the Goldman Directors), as well as members of management and representatives of Evercore, Barclays Capital, Weil and Bracewell. At the meeting, Weil reviewed with the Kinder Morgan board of directors the legal framework relevant to consideration of the transactions. Weil explained and discussed with the board the principal terms and conditions of the merger agreement. Each of Evercore and Barclays Capital presented its financial analyses of the proposed transactions with El Paso and delivered its oral opinion to the Kinder Morgan board of directors, which was confirmed by delivery of a written opinion dated October 16, 2011, that, as of such date and based upon and subject to the limitations and assumptions set forth therein, the merger consideration to be paid by Kinder Morgan pursuant to the merger agreement was fair, from a financial point of view, to Kinder Morgan. Mr. Kinder discussed his view of the principal benefits to Kinder Morgan and its stockholders of the combination of the two companies and recommended, on behalf of management, that the board approve the transaction. For a discussion of such principal benefits of the transaction, see “—Recommendation of Kinder Morgan’s Board of Directors and Reasons for the Transactions.” Following review and discussion among the members of the Kinder Morgan board of directors present at the meeting, the Kinder Morgan board of directors determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Kinder Morgan stockholders, and all of the Kinder Morgan directors present at the meeting voted to approve the merger agreement and the transactions contemplated by the merger agreement and recommend that Kinder Morgan stockholders approve the share and warrant issuance proposal.

On October 16, 2011, Mr. Foshee and Mr. Kinder conferred to discuss the results of the El Paso and Kinder Morgan board meetings.

Later on October 16, 2011, the merger agreement was finalized and was executed and delivered by El Paso and Kinder Morgan, the voting agreement was finalized and was executed and delivered by El Paso and the Kinder Morgan stockholders signatory to the voting agreement and the first merger agreement was executed and delivered by El Paso, Merger Sub One and New El Paso.

Following the execution and delivery of the merger agreement and the voting agreement, El Paso and Kinder Morgan issued a joint press release announcing the transaction. Various communications and the merger agreement, voting agreement and form of warrant agreement were filed with the SEC on October 17, 2011 and thereafter.

On October 17, 2011, EP Energy Corporation filed a request with the SEC that its registration statement on Form 10 previously filed in connection with the proposed spin-off be withdrawn. Also on October 17, 2011, EP Energy Corporation sent a request to the IRS to withdraw its request for a ruling in connection with the proposed spin-off.

Recommendation of El Paso’s Board of Directors and Reasons for the Transactions

By a vote at a meeting held on October 16, 2011, the El Paso board of directors unanimously determined that the merger agreement and the first merger agreement and the transactions contemplated by the merger agreement and the first merger agreement were advisable and in the best interests of El Paso and its stockholders and approved the merger agreement and the first merger agreement and the transactions contemplated by the merger agreement and the first merger agreement, including the first merger and second merger. The El Paso board of directors unanimously recommends that the El Paso stockholders vote “FOR” the proposal to adopt the merger agreement and the first merger agreement and to approve the transactions contemplated by the merger agreement and the first merger agreement at the El Paso special meeting.

In evaluating the proposed transactions, the El Paso board of directors consulted with El Paso’s management and legal and financial advisors and, in reaching its determination and recommendation, the El Paso board of directors considered a number of factors. The El Paso board of directors also consulted with outside legal counsel regarding its obligations, legal due diligence matters and the terms of the merger agreement and the first merger agreement.

Many of the factors considered favored the conclusion of the El Paso board of directors that the merger agreement and the first merger agreement and the transactions contemplated by the merger agreement and the first merger agreement are advisable and in the best interests of El Paso and its stockholders, including the following:

•	The aggregate value and composition of the merger consideration to be received by El Paso stockholders in the merger;

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That the merger consideration with a value of $26.87 per share of El Paso common stock, based upon the closing price of Kinder Morgan Class P Common Stock on October 14, 2011 (the last trading date before the date of the El Paso board meeting) and a value per fractional warrant of $0.96 per share of El Paso common stock, represented a premium of:

•	37.2% to the closing price of El Paso common stock on the same date;

•	45.5% to the average closing prices of El Paso common stock for the 30 days prior to such date; and

•	24.7% to El Paso’s 52-week intraday high.

•	The potential stockholder value that might result from other alternatives available to El Paso, including the alternative of completing the previously announced spin-off of El Paso’s exploration and production business, entering into an alternative transaction with another third party, or remaining an independent public company, in each case, considering the potential for El Paso stockholders to share in any future earnings growth of El Paso’s businesses and continued costs, as well as the risks and uncertainties associated with continuing to operate as one or two public companies and the ability to achieve the valuations in comparison to the proposed transaction.

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The belief of the El Paso board of directors that the shared core values of the two companies, including those of safety, employee development, ethics, operational excellence and customer satisfaction, will assist in integration of the companies and enhance customer service going forward.

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That the proposed transactions would enhance El Paso’s assets, customer opportunities and service offerings by creating the largest energy infrastructure company in North America with an enterprise value of approximately $94 billion and approximately 80,000 miles of pipelines.

•	The complementary nature and geographic diversity of the respective businesses.

•	The board’s familiarity with, and understanding of, El Paso’s business, assets, financial condition, results of operations, current business strategy and prospects.

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The financial analysis of Morgan Stanley presented to the El Paso board of directors at the meeting held on October 16, 2011 and the oral opinion of that firm delivered to El Paso’s board on that date, which was confirmed by delivery of a written opinion dated October 16, 2011, that, as of such date and based upon and subject to the limitations and assumptions set forth therein, the merger consideration to be received by the El Paso stockholders pursuant to the merger agreement was fair, from a financial point of view, to such holders, as more fully described below under “—Opinion of El Paso’s Financial Advisor.” The full text of the written opinion of Morgan Stanley, dated October 16, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E to this information statement/proxy statement/prospectus.

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Information and discussions with El Paso’s management and Morgan Stanley regarding Kinder Morgan’s business, assets, financial condition, results of operations, business plan and prospects, including the size and scale of the combined company and the expected pro forma effect of the proposed transactions on the combined company.

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Information and discussions with El Paso’s management and Morgan Stanley with respect to Kinder Morgan’s credit profile following the proposed transactions, including the viability of the financing plan and expected proceeds from the sale of assets.

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The possibility that the combined company would achieve a higher trading multiple than El Paso as a stand-alone company or as two publicly traded companies should the spin-off have been consummated and the risk to consummation of the proposed spin-off given market conditions.

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That the merger consideration is payable in cash and Kinder Morgan stock, providing El Paso stockholders with the opportunity to participate in the equity value of the combined company following the proposed transactions while at the same time providing immediate value through the cash component of the merger consideration, with El Paso stockholders expected to hold approximately 32% of the combined company’s stock outstanding immediately after the proposed transactions and two El Paso directors bringing their experience to the combined company’s board.

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That although the market for the warrant portion of the merger consideration could be less liquid and the trading range of the warrants could be more volatile relative to other forms of consideration, it would provide the El Paso stockholders with an additional opportunity to participate in the value of the combined company following the proposed transactions.

•	That stockholders currently holding more than 75% of the outstanding voting power of Kinder Morgan have agreed to vote in favor of the share and warrant issuance proposal.

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That the merger agreement has no financing condition and the belief of the El Paso board of directors, supported by the financing commitment letter, and established after consultation with El Paso’s financial and legal advisors regarding the terms and degree of conditionality of the financing commitment letter, that Kinder Morgan would be able to obtain the financing necessary to pay the cash portion of the merger consideration payable under the merger agreement.

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That Kinder Morgan currently pays regular quarterly cash dividends on its Class P common stock and that, after the transactions, El Paso’s stockholders will be entitled to receive dividends, if any, paid by Kinder Morgan on its Class P common stock.

•

The review by the El Paso board of directors with its legal and financial advisors of the structure of the proposed transactions and the financial and other terms of the merger agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions, as well as the likelihood of consummation of the proposed transactions and the El Paso board’s evaluation of the likely time period necessary to close the transactions. The El Paso board of directors also considered the following specific aspects of the merger agreement:

•	The combination of stock, cash and warrant consideration contemplated by the merger agreement and the election between the stock and cash components (and that such elections are subject to proration).

•

The nature of the closing conditions included in the merger agreement, including the exceptions to the events that would constitute a material adverse effect on either El Paso or Kinder Morgan for purposes of the agreement, as well as the likelihood of satisfaction of all conditions to the consummation of the transactions.

•

The agreement to use best efforts to obtain approvals of applicable antitrust and competition authorities, including disposing of any assets and agreeing to any limitations on the combined company’s freedom of action.

•

The obligation of Kinder Morgan to use its best efforts to take all actions necessary to arrange the financing provided for in the commitment letter and, if such financing is unavailable, to use its best efforts to arrange to obtain alternate financing for an amount that will enable Kinder Morgan to consummate the transactions.

•	The fact that Kinder Morgan’s obligation to close the transactions is not subject to a financing condition.

•

El Paso’s right to engage in negotiations with, and provide information to, a third party that makes an unsolicited written acquisition proposal, if the El Paso board of directors determines in good faith, after consultation with its legal and financial advisors, that such proposal constitutes or could reasonably be expected to result in a transaction that is superior to the proposed transactions with Kinder Morgan.

•

The right of El Paso’s board to change its recommendation in favor of adoption of the merger and/or terminate the merger agreement in order to accept a superior proposal, subject to certain conditions (including considering any adjustments to the merger agreement proposed by Kinder Morgan and payment to Kinder Morgan of a $650 million termination fee).

•

The right of El Paso’s board to change its recommendation in favor of the adoption of the merger agreement if, in response to a material event that arises after the date of the merger agreement and was not, prior to the date of the merger agreement, reasonably foreseeable by El Paso (other than the existence or terms of a takeover proposal or any matter relating thereto or consequences thereof), El Paso’s board of directors determines in good faith after consultation with outside counsel and its financial advisors, that the exercise of its fiduciary duties require such action.

•

The obligation of El Paso to hold a shareholders meeting to vote on the merger agreement even if the El Paso board changes its recommendation in favor of adoption of the merger agreement, unless certain conditions are met.

•

That the termination fee of $650 million or the expense reimbursement up to $20 million plus certain of Kinder Morgan’s financing related expenses, in each case, payable by El Paso to Kinder Morgan under the circumstances specified in the merger agreement, were not unreasonable in the judgment of the El Paso board of directors after consultation with its legal and financial advisors.

•	The requirement that El Paso stockholder approval be obtained as a condition to consummation of the transactions.

•

El Paso’s right to designate two individuals to the board of directors of Kinder Morgan and that one of such directors will be appointed to Kinder Morgan’s audit committee and one to Kinder Morgan’s governance committee.

•	That the Kinder Morgan stock and warrant portion of the merger consideration will generally not be taxable for U.S. federal income tax purposes to El Paso’s stockholders.

•

The review by the El Paso board of directors with its legal and financial advisors of the terms of the form of warrant agreement, including the 5-year term, $40 exercise price and anti-dilution protections.

In the course of its deliberations, the El Paso board of directors also considered a variety of risks and other potentially negative factors, including the following:

•

That because the merger consideration is a fixed dollar amount and a fixed exchange ratio of Kinder Morgan stock and warrants to El Paso common stock, El Paso stockholders could be adversely affected by a decrease in the trading price of Kinder Morgan’s stock during the pendency of the transactions and the fact that the merger agreement does not provide El Paso with a price-based termination right or other similar protection.

•

That El Paso will no longer continue to proceed with the proposed spin-off and that Kinder Morgan indicated an intent to sell El Paso’s exploration and production business, in which case El Paso stockholders who continued to hold stock in the combined company following consummation of the transactions would no longer have exposure to the exploration and production business and therefore no longer be able to participate in potential upsides associated with the business.

•	That, while retention arrangements would be put in place, the intent of Kinder Morgan to sell El Paso’s exploration and production business may have a negative impact on such business.

•

That, while the transactions are expected to be completed, there is no assurance that all conditions to the parties’ obligations to complete the transactions will be satisfied or waived, and as a result, it is possible that the transactions might not be completed even if approved by El Paso’s stockholders.

•

That, while there is no financing condition in the merger agreement and Kinder Morgan is required to enforce its rights under the debt commitment letter, El Paso does not have the right to bring claims against Kinder Morgan’s financing sources and El Paso cannot seek specific performance to cause Kinder Morgan to effect the closing if the debt financing would not be funded at the closing.

•

That completion of the second merger is subject to the satisfaction of a condition that there has not been a reduction in El Paso’s good faith estimate of its net operating loss carryforwards for federal income tax purposes as of January 1, 2012 below $2.6 billion (subject to certain assumptions and exclusions).

•

The restrictions on the conduct of El Paso’s business prior to completion of the proposed transactions, requiring El Paso to conduct its business only in the ordinary course, subject to specific limitations, which could delay or prevent El Paso from undertaking business opportunities that may arise pending completion of the transactions and could negatively impact El Paso’s ability to attract and retain employees and decisions of customers and vendors.

•	That the cash portion of the merger consideration will generally be taxable for U.S. federal income tax purposes to El Paso’s stockholders.

•

The limitations imposed on El Paso’s ability to solicit alternative transactions prior to closing or termination of the merger agreement, including the requirement to pay a $650 million termination fee in the event El Paso accepts a superior proposal.

•

That, if the merger agreement is terminated under certain circumstances, El Paso would be required to reimburse Kinder Morgan for its expenses up to $20 million plus certain of its financing related expenses.

•

The governance structure of Kinder Morgan, including the ability of Mr. Kinder and the Sponsor Investors to nominate a majority of the board of directors of Kinder Morgan and their ability to control many actions of the combined company and the right of El Paso to designate only two directors to the board of directors of Kinder Morgan.

•

That sales of Kinder Morgan stock by the Sponsor Investors could have a negative impact on the trading price of Kinder Morgan’s Class P common stock and warrants and decrease the value of the stock and warrant portion of the merger consideration.

•	The transaction costs to be incurred in connection with the proposed transactions.

•	Risks of the type and nature described under the section titled “Risk Factors.”

El Paso’s board of directors considered all of these factors as a whole and, on balance, concluded that they supported a determination to approve the merger agreement. The foregoing discussion of the information and factors considered by the El Paso board of directors is not exhaustive. In view of the wide variety of factors considered by the El Paso board of directors in connection with its evaluation of the proposed transactions and the complexity of these matters, the El Paso board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The El Paso board of directors evaluated the factors described above, among others, and reached a consensus that the proposed transactions were advisable, fair to and in the best interests of El Paso and its stockholders. In considering the factors described above and any other factors, individual members of the El Paso board of directors may have viewed factors differently or given different weight or merit to different factors.

In considering the recommendation of the El Paso board of directors to adopt the merger agreement and the first merger agreement and to approve the transactions contemplated by the merger agreement and the first merger agreement, El Paso stockholders should be aware that the executive officers and directors of El Paso may have certain interests in the proposed transactions that may be different from, or in addition to, the interests of El Paso stockholders more generally. The El Paso board of directors was aware of these interests and considered them when approving the merger agreement and the first merger agreement and recommending that El Paso stockholders vote to adopt the merger agreement and the first merger agreement and the transactions contemplated by the merger agreement and the first merger agreement. See “ The Transactions—Interests of Certain El Paso Persons in the Transactions.”

Recommendation of Kinder Morgan’s Board of Directors and Reasons for the Transactions

At its meeting on October 16, 2011, the Kinder Morgan board of directors determined that the merger agreement and the transactions contemplated thereby were advisable and in the best interests of Kinder Morgan and its stockholders, and approved the merger agreement. The Kinder Morgan board of directors recommends that Kinder Morgan stockholders vote “FOR” the share and warrant issuance proposal. In making this determination, the Kinder Morgan board of directors consulted with Kinder Morgan’s management and with its financial and legal advisors, and considered a number of factors. The decision of the Kinder Morgan board of directors was based upon a number of potential benefits of the transactions and other factors that it believed would contribute to the success of the combined company, and thus benefit the Kinder Morgan stockholders, including the following factors, the order of which does not necessarily reflect their relative significance:

•

Increased Scale, Scope and Growth Opportunities. The combination of Kinder Morgan and El Paso would create the largest midstream and natural gas pipeline company in North America. In addition, the combined company is expected to create growth opportunities through expansions and extensions of existing pipelines.

•	Complementary Assets. El Paso’s and Kinder Morgan’s natural gas pipeline assets are complementary in that they primarily serve different supply sources and markets in the United States.

•

Accretive Impact. The transactions are expected to deliver meaningful accretion, both immediate and long-term, to stockholders of Kinder Morgan. In addition, based upon the expected sale (drop-down) of certain of El Paso’s natural gas pipeline assets to KMP, the transactions are expected to be accretive to unitholders and shareholders of KMP and KMR.

•

Future Sales to Reduce Leverage. The opportunity to sell (drop-down) El Paso’s natural gas pipeline assets to KMP and EPB and sell El Paso’s exploration and production business, and the availability of certain net operating loss carryforwards to help offset taxable gains in connection with such sales, is expected to reduce substantially the level of indebtedness incurred to finance the transactions.

•

Impact on Liquidity. The issuance of additional shares of Kinder Morgan Class P common stock in the second merger is expected to significantly increase the liquidity of Kinder Morgan Class P common stock.

•	Synergies. The combined company is expected to have the opportunity to achieve improvements in both organic growth and synergies, including approximately $350 million of cost savings per year.

•	Stable Cash Flow. El Paso’s natural gas pipeline assets are expected to provide additional steady, fee-based cash flow.

•

Opinions of Financial Advisors to Kinder Morgan. The Kinder Morgan board of directors took into account the opinions of each of Evercore and Barclays Capital to the effect that, as of October 16, 2011, and based upon and subject to the assumptions and qualifications set forth therein, the merger consideration to be paid by Kinder Morgan pursuant to the merger agreement was fair to Kinder Morgan from a financial point of view, in each case, as more fully described under “—Opinions of Kinder Morgan’s Financial Advisors.”

In view of the variety of factors and the quality and amount of information considered, the Kinder Morgan board of directors as a whole did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination but conducted an overall analysis of the transaction. Individual members of the Kinder Morgan board of directors may have given different relative considerations to different factors.

The explanation of the reasoning of the Kinder Morgan board of directors and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Certain El Paso Financial Projections

El Paso does not as a matter of course make public forecasts as to future performance, earnings or other results, and El Paso is especially reluctant to disclose forecasts due to the unpredictability of the underlying assumptions and estimates. However, El Paso has included below certain information that was furnished to third parties and that was considered by El Paso’s financial advisor and by the board of directors of El Paso for the purposes of evaluating the proposed transactions with Kinder Morgan.

	2011E	2012E	2013E	2014E	2015E
	(in millions)
Total El Paso Consolidated Segment EBITDA(1)(2)	$3,423	$3,707	$4,167	$4,771	$5,320

(1)	Segment EBITDA is defined as net income (loss) adjusted for interest and debt expense, depreciation, depletion and amortization and income taxes. The projected Segment EBITDA was also adjusted for certain items that El Paso has historically adjusted for in reporting its earnings that it believes are useful in analyzing the company’s ongoing earnings potential and understanding certain significant items impacting the comparability of El Paso’s results. It does not reflect a reduction for any amounts attributable to noncontrolling interests. Segment EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to net income (loss), operating income or other performance measures derived in accordance with GAAP.

(2)	With respect to El Paso’s unconsolidated affiliates, Segment EBITDA includes El Paso’s equity income.

El Paso had previously furnished to Morgan Stanley information relevant to the calculation of Total El Paso Consolidated Segment EBITDA which would have resulted in an estimate for such item of $3,493 million for 2011. Morgan Stanley has advised El Paso that it did not utilize a 2011 estimate of Total El Paso Consolidated Segment EBITDA in its analysis or its opinion.

The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles in the United States, referred to as “GAAP.” Neither Ernst & Young LLP, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The Ernst & Young LLP report incorporated by reference in this document relates to El Paso’s historical financial information. It does not extend to the prospective financial information and should not be read to do so. The summary of these internal financial forecasts is being included in this information statement/proxy statement/prospectus not to influence your decision whether to vote for adoption of the merger agreement and the first merger agreement and approval of the transactions contemplated by the merger agreement and the first merger agreement, but because these internal financial forecasts were made available to Kinder Morgan and to El Paso’s and Kinder Morgan’s financial advisors.

These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of El Paso’s management, including, among others, an assumption that El Paso would continue to operate as an integrated, stand-alone company. Important factors that may affect actual results and cause the internal financial forecasts not to be achieved include, but are not limited to, risks and uncertainties relating to El Paso’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other matters described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements.” The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these internal financial forecasts. Accordingly, there can be no assurance that the internal financial forecasts will be realized.

The inclusion of these internal financial forecasts in this information statement/proxy statement/prospectus should not be regarded as an indication that any of El Paso, Kinder Morgan or any of their respective affiliates, advisors, officers, directors, partners or representatives considered the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of El Paso, Kinder Morgan or any of their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ from these internal financial forecasts, and none undertakes any obligation to update or otherwise revise or reconcile these internal financial forecasts to reflect circumstances existing after the date the internal financial forecasts were generated or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. El Paso does not intend to make publicly available any update or other revision to these internal financial forecasts. El Paso has made publicly available its actual results of operations for the fiscal year ended December 31, 2010, and for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011, and you should review carefully El Paso’s Form 10-K and Form 10-Qs for such periods, which are incorporated by reference into this document. None of El Paso or its affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any stockholder or other person regarding El Paso’s ultimate performance compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. El Paso has made no representation to Kinder Morgan, in the merger agreement or otherwise, concerning these internal financial forecasts.

Certain Kinder Morgan Financial Projections

Kinder Morgan does not as a matter of course make public forecasts as to future performance, earnings or other results, and Kinder Morgan is especially reluctant to disclose forecasts due to the unpredictability of the underlying assumptions and estimates. However, Kinder Morgan has included below certain information that was furnished to third parties and that was considered by Kinder Morgan’s financial advisors and by the board of directors of Kinder Morgan for the purposes of evaluating the proposed transactions with El Paso.

Projections Provided by Kinder Morgan’s Management:

	2011E	2012E	2013E	2014E	2015E
	(in millions)
Kinder Morgan Distributable Cash Flow(1)(2)	$834.8	$923.2	$1,012.2	$1,104.3	$1,186.8

KMP EBITDA(1)(3)	3,516.9	4,120.2	4,520.2	4,907.9	5,118.1

El Paso Consolidated EBITDA(1)(4)	3,458.2	3,896.4	4,378.6	4,920.8	5,426.9

(1)	Distributable cash flow and EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to net income (loss), operating income, or other performance measures derived in accordance with GAAP.
(2)	Kinder Morgan Distributable Cash Flow is defined as total distributions (including share distributions from KMR) received by Kinder Morgan from its investments in KMP and NGPL less cash interest expense, cash taxes, G&A, and sustaining capital expenditures.
(3)	KMP EBITDA is defined as net income plus DD&A, including KMP’s share of DD&A for REX, MEP, FEP, KinderHawk, Cypress, Parkway and Eaglehawk (in the case of KinderHawk through the second quarter of 2011), plus income tax expense and interest expense.
(4)	Including EPB. With respect to El Paso’s unconsolidated joint ventures, EBITDA only takes into account El Paso’s proportional share of its joint ventures’ free cash flow.

The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP. The prospective financial information of Kinder Morgan included in this document was prepared by, and is the responsibility of, Kinder Morgan. Neither Kinder Morgan’s independent accountants, PricewaterhouseCoopers LLP, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaims any association with, the prospective financial information. The PricewaterhouseCoopers LLP report included in this document relates to Kinder Morgan’s historical financial information. It does not extend to the prospective financial information and should not be read to do so. The summary of these internal financial forecasts is not being included in this document to influence your decision on how to vote on any proposal, but because these internal financial forecasts were made available to El Paso (with respect to Kinder Morgan only) and to Kinder Morgan’s and El Paso’s financial advisors.

These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Kinder Morgan’s management. Important factors that may affect actual results and cause the internal financial forecasts not to be achieved include, but are not limited to, risks and uncertainties relating to Kinder Morgan’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other matters described under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these internal financial forecasts. Accordingly, there can be no assurance that the internal financial forecasts will be realized.

The inclusion of these internal financial forecasts in this information statement/proxy statement/prospectus should not be regarded as an indication that any of Kinder Morgan, El Paso or any of their respective affiliates, advisors, officers, directors, partners or representatives considered the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of Kinder Morgan, El Paso or any of their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ from these internal financial forecasts, and none undertakes any obligation to update or otherwise revise or reconcile these internal financial forecasts to reflect circumstances existing after the date the internal financial forecasts were generated or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. Kinder Morgan does not intend to make publicly available any update or other revision to these internal financial forecasts. None of Kinder Morgan or its affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any stockholder or other person regarding Kinder Morgan’s ultimate performance compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. Kinder Morgan has made no representation to El Paso in the merger agreement or otherwise, concerning these internal financial forecasts.

Opinion of El Paso’s Financial Advisor

El Paso retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with the potential acquisition of El Paso by Kinder Morgan. El Paso’s board of directors selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, experience and expertise and its knowledge in the business affairs of El Paso and took into account that Morgan Stanley represented the special committee of the board of directors of Kinder Morgan when Kinder Morgan was purchased in a going-private transaction in 2006. At the meeting of El Paso’s board of directors on October 16, 2011, Morgan Stanley rendered to El Paso’s board of directors its oral opinion, subsequently confirmed in writing, that as of October 16, 2011, and based upon and subject to the various assumptions, factors, qualifications and limitations set forth in the written opinion, the merger consideration to be received by the holders of shares of El Paso common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Morgan Stanley, dated as of October 16, 2011, is attached hereto as Annex E and is incorporated into this information statement/proxy statement/prospectus by reference. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Stockholders are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to El Paso’s board of directors and addresses only the fairness from a financial point of view of the consideration to be received by the holders of shares of El Paso common stock pursuant to the merger agreement, as of the date of the opinion. Morgan Stanley’s opinion does not address any other aspect of the transactions contemplated by the merger agreement and expresses no opinion or recommendation as to the underlying decision of El Paso to engage in the proposed transactions or as to how any stockholder of El Paso or Kinder Morgan should vote at any stockholders’ meeting held in connection with the proposed transactions. Morgan Stanley’s opinion does not in any manner address the prices at which the Kinder Morgan Class P common stock and the Kinder Morgan warrants will trade following consummation of the transactions or any time in the future. The summary of the opinion of Morgan Stanley set forth in this information statement/proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of El Paso and Kinder Morgan, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning El Paso and Kinder Morgan, respectively;

•	reviewed certain financial projections prepared by the managements of El Paso and Kinder Morgan, respectively;

•	attended a presentation made by the financial advisor engaged by El Paso in connection with the proposed spin-off of El Paso’s exploration and production business;

•	discussed the past and current operations and financial condition and the prospects of El Paso with senior executives of El Paso;

•	discussed the past and current operations and financial condition and the prospects of Kinder Morgan with senior executives of Kinder Morgan;

•	reviewed the pro forma impact of the transactions on Kinder Morgan’s cash flow, cash flow per share and various credit statistics;

•	reviewed the reported prices and trading activity for El Paso common stock and Kinder Morgan Class P common stock;

•

compared the financial performance of El Paso and Kinder Morgan and the prices and trading activity of El Paso common stock and Kinder Morgan Class P common stock with that of certain other publicly traded companies comparable with El Paso and Kinder Morgan, respectively, and their securities;

•	compared the implied volatility of call options of Kinder Morgan, call options of El Paso and call options of certain other publicly traded companies comparable with Kinder Morgan;

•	reviewed the historical stock price volatility of El Paso and of certain other publicly traded companies comparable with Kinder Morgan;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among management representatives of El Paso and Kinder Morgan and each of their respective financial and legal advisors;

•	reviewed the merger agreement and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise discussed with or made available to Morgan Stanley by El Paso and Kinder Morgan, and formed a substantial basis for its opinion. With respect to the financial projections, or material derived or extrapolated therefrom, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of El Paso and Kinder Morgan of the future financial performance of El Paso and Kinder Morgan.

In addition, Morgan Stanley assumed that the transactions will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things that (1) the first merger and the LLC conversion, taken together, and (2) the second merger and the third merger, taken together, will each be treated as a tax-free reorganization, pursuant to the Code. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the transactions, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the transactions. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of El Paso and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of El Paso’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of El Paso common stock in the transactions. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of El Paso or Kinder Morgan, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, October 16, 2011. Events occurring after October 16, 2011 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion. See the section entitled “Risk Factors.”

In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction, involving El Paso or certain of its constituent businesses, nor did Morgan Stanley negotiate with any party, other than Kinder Morgan.

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated October 16, 2011. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

In arriving at its opinion regarding the consideration to be paid to holders of El Paso common stock, Morgan Stanley performed an analysis of the value of 0.640 Kinder Morgan warrants per share of El Paso common stock (referred to as the “Per Share Warrant Consideration”) using a Black-Scholes option valuation model, assuming a volatility range of 25% to 35% as well as certain other assumptions. The assumed volatility range was based on the historical stock price volatility and implied volatility of call options for Kinder Morgan, El Paso and other companies engaged in a business similar to Kinder Morgan (including Spectra Energy Corp., Energy Transfer Equity, L.P. and ONEOK, Inc.). The analysis indicated an estimated value range for the Per Share Warrant Consideration of $0.33 to $2.02 per share of El Paso common stock. Based on the experience and judgment of Morgan Stanley, Morgan Stanley estimated a value of $0.96 per share of El Paso common stock. Morgan Stanley then noted that the consideration to be received by holders of shares of El Paso common stock in the proposed transactions pursuant to the merger agreement is $25.91 (excluding the Per Share Warrant Consideration) and $26.87 (including the Per Share Warrant Consideration), each based on the closing share price for Kinder Morgan Class P common stock on October 14, 2011 of $26.89.

Historical Share Price Analysis

Morgan Stanley reviewed the share price performance of El Paso and Kinder Morgan during various periods ending on October 14, 2011 (the last trading day prior to El Paso board meeting approving the merger agreement and the first merger agreement and the transactions contemplated by the merger agreement and the first merger agreement). Morgan Stanley noted that the range of low and high intra-day prices of El Paso common stock during the prior 52-week period was $12.51 to $21.54. Morgan Stanley noted that the range of low and high intra-day prices of Kinder Morgan Class P common stock during the period since Kinder Morgan’s February 10, 2011 initial public offering was $23.51 to $32.14.

Morgan Stanley next compared the implied transaction consideration of $25.91 (excluding the Per Share Warrant Consideration) and $26.87 (including the Per Share Warrant Consideration) to each of (1) the closing share price of El Paso common stock on October 14, 2011 of $19.59, (2) the average closing price per share of El Paso common stock during the 30-day period ending October 14, 2011 of $18.47 and (3) the 52-week intra-day high price of $21.54 per share of El Paso common stock. The following table lists the implied transaction premiums based on such calculations:

Date/Time Period	Transaction Premium Excluding the Per Share Warrant Consideration	Transaction Premium Including the Per Share Warrant Consideration
October 14, 2011 Price of $19.59	32.3%	37.2%
Last 30 Trading Day Price of $18.47	40.3%	45.5%
52-Week Intra-Day High Price of $21.54	20.3%	24.7%

Equity Research Future Price Targets

Morgan Stanley reviewed the public market trading price targets for El Paso common stock prepared and published by equity research analysts prior to October 14, 2011 (the last trading day prior to El Paso board meeting approving the merger agreement and the first merger agreement and the transactions contemplated by the merger agreement and the first merger agreement). These targets reflected each analyst’s estimate of the future public market trading price of El Paso common stock one year in the future. Morgan Stanley noted that the range of one-year research analyst price targets for El Paso was $22.00 to $29.50 per share. Using a discount rate of 10%, Morgan Stanley discounted the analysts’ price targets back one-year to arrive at a range of present values for these targets. Morgan Stanley’s analysis of the present value of equity research analysts’ future price targets implied a value per share of El Paso common stock in the range of approximately $20.00 to $26.82 per share.

Morgan Stanley noted that the consideration to be received by holders of shares of El Paso common stock in the proposed transactions pursuant to the merger agreement is $25.91 (excluding the Per Share Warrant Consideration) and $26.87 (including the Per Share Warrant Consideration), each based on the closing share price for Kinder Morgan common stock on October 14, 2011 of $26.89.

In addition, Morgan Stanley reviewed the public market trading price targets for Kinder Morgan Class P common stock prepared and published by equity research analysts prior to October 14, 2011. These targets reflected each analyst’s estimate of the future public market trading price of Kinder Morgan Class P common stock one year in the future. Morgan Stanley noted that the range of one-year research analyst price targets for Kinder Morgan was $29.50 to $34.00 per share. Using a discount rate of 7.5%, Morgan Stanley discounted the analysts’ price targets back one-year to arrive at a range of present values for these targets. Morgan Stanley’s analysis of the present value of equity research analysts’ future price targets implied a value per share of Kinder Morgan Class P common stock in the range of approximately $27.44 to $31.63 per share.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for El Paso common stock or Kinder Morgan Class P common stock, and these estimates are subject to uncertainties, including the future financial performance of El Paso, Kinder Morgan and future financial market conditions.

Comparable Company Sum-of-the-Parts Analysis

Morgan Stanley performed a comparable company sum-of-the-parts analysis with respect to El Paso and Kinder Morgan. This valuation methodology is designed to provide an implied value of a company by comparing segments of a company’s business to trading levels of other companies engaged in a similar business and aggregating the implied valuations of each segment. With respect to El Paso, Morgan Stanley compared certain financial information of El Paso with publicly available information for peers that operate in and are exposed to similar lines of business as El Paso’s primary two segments of business (1) the pipeline segment, primarily consisting of United States-based interstate natural gas transmission systems (referred to in this section as the “Pipeline Segment”) and (2) the exploration and production segment, primarily consisting of exploration and production of crude oil, natural gas and natural gas liquids (referred to in this section as the “Exploration and Production Segment”).

With respect to the Pipeline Segment, the peer group included the following companies:

•	Enbridge Inc.

•	Kinder Morgan

•	ONEOK, Inc.

•	Spectra Energy Corp

•	Questar Corporation

•	Targa Resources, Inc.

•	TransCanada Corporation

With respect to analysis of the Pipeline Segment, Morgan Stanley analyzed the following statistics, among other things, for each of these companies, as of October 14, 2011, and based on estimates for the peer group companies provided by Institutional Broker’s Estimate System (referred to in this section as “IBES”), equity research analysts, and public filings:

•

the ratio of aggregate value, defined as market capitalization, plus consolidated total debt, plus minority interests (including market value of minority interests associated with master limited partnership (referred to in this section as “MLP”) interests, as applicable) and less consolidated total cash and cash equivalents (referred to in this section as “Aggregate Value”), to estimated calendar year 2012 earnings before interest taxes and depreciation on a fully consolidated basis (including minority interests associated with MLP interests, as applicable) (referred to in this section as “Aggregated EBITDA” or “EBITDA”);

•

the ratio of disaggregated value, defined as Aggregate Value less debt associated with MLPs, less minority interests and plus cash and cash equivalents associated with MLPs, to disaggregated EBITDA, defined as estimated calendar year 2012 EBITDA, less EBITDA associated with MLPs, plus cash flows associated with MLP general partnership (referred to in this section as “GP”) interests and plus cash flows associated with MLP limited partnership (referred to in this section as “LP”) interests (referred to in this section as “Disaggregated EBITDA”); and

•	yield, defined as annualized estimated calendar year 2012 dividends per share divided by current market trading price per share (referred to in this section as “Yield”).

Based on the analysis of the relevant metrics for each of the comparable companies and on the experience and judgment of Morgan Stanley, Morgan Stanley selected a representative range of financial multiples of the comparable companies and applied this range of multiples to the relevant financial statistics for the Pipeline Segment.

For purposes of valuing the Pipeline Segment, Morgan Stanley also employed a disaggregated valuation approach (referred to in this section as the “Disaggregated Approach”), pursuant to which Morgan Stanley aggregated the separate valuations of El Paso’s Disaggregated EBITDA for the Pipeline Segment, the value of El Paso’s limited partner units held in EPB as of October 14, 2011 and the value of El Paso’s GP cash flows using the following multiples and statistics. The value of El Paso’s Disaggregated EBITDA for the Pipeline Segment were valued based on a comparable company multiple range of 9.5x to 11.0x (which range was computed using applicable estimates for the above-listed peer group companies provided by IBES, equity research analysts and public filings and based on the experience and judgment of Morgan Stanley). The value of El Paso’s limited partner units held in EPB were valued based on the number of limited partner units held by El Paso and the closing price on October 14, 2011 of $38.01 per unit of EPB. The value of El Paso’s GP cash flows were valued based on a comparable company yield range of 4.0% to 3.0% (which range was computed using applicable estimates for the above-listed peer group companies provided by IBES, equity research analysts and public filings and based on the experience and judgment of Morgan Stanley).

For purposes of estimated EBITDA, dividends and GP and LP cash flows of El Paso, Morgan Stanley utilized financial forecasts prepared by the management of El Paso.

Based on El Paso’s current outstanding shares and options, Morgan Stanley estimated the implied value per share of the Pipeline Segment as of October 14, 2011 as follows:

Ratio	Comparable Company Multiple Statistic Range	Pipeline Segment Implied Value Per Share of El Paso Common Stock
Aggregate Value to Estimated 2012 EBITDA	10.0x - 12.0x	$9.10 - $15.31
Aggregate Value to Estimated 2012 Disaggregated EBITDA	12.0x - 14.0x	$10.82 - $14.55
Estimated 2012 Yield per share	5.00% - 3.75%	$12.00 - $16.00
Disaggregated Approach	Various(1)	$10.55 - $14.03

(1)	The various multiple statistic ranges used in the Disaggregated Approach are as described in the above paragraph.

Based on the data in the table above, Morgan Stanley calculated an implied value per share of El Paso’s Pipeline Segment of $10.62 to $14.97 as of October 14, 2011 (referred to in this section as the “Pipeline Comparable Company Valuation”).

With respect to the Exploration and Production Segment, the peer group included the following:

•	Cabot Oil & Gas Corporation

•	Comstock Resources, Inc.

•	EXCO Resources Inc.

•	Forest Oil Corporation

•	Newfield Exploration Company

•	QEP Resources, Inc.

•	SM Energy Company

With respect to analysis of the Exploration and Production Segment, Morgan Stanley analyzed the following statistics for each of these companies, as of October 14, 2011, and based on estimates for the peer group companies provided by IBES, equity research analysts and public filings:

•	the ratio of Aggregate Value to estimated calendar year 2012 EBITDA;

•

the ratio of adjusted Aggregate Value, defined as Aggregate Value less Aggregate Value associated with non-exploration and production assets, as applicable (referred to in this section as “Adjusted Aggregate Value”), to estimated calendar year 2011 production; and

•	the ratio of Adjusted Aggregate Value to proved reserves for the calendar year 2010.

Based on the analysis of the relevant metrics for each of the comparable companies and on the experience and judgment of Morgan Stanley, Morgan Stanley selected a representative range of financial multiples of the comparable companies and applied this range of multiples to the relevant financial statistics for the Exploration and Production Segment. For purposes of estimated EBITDA, estimated production and proved reserves data, Morgan Stanley utilized financial forecasts prepared by the management of El Paso.

Based on El Paso’s current outstanding shares and options, Morgan Stanley estimated the implied value per share of the Exploration and Product Segment as of October 14, 2011 as follows:

Ratio	Comparable Company Multiple Statistic Range	Exploration and Production Segment Implied Value Per Share of El Paso Common Stock
Aggregate Value to Estimated 2012 EBITDA	3.5x – 4.5x	$4.40 – $6.47
Adjusted Aggregate Value to Estimated 2011 Production	$6,000 – $9,500 (per MMcfepd)	$3.60 – $7.37
Adjusted Aggregate Value to 2010 Proved Reserves	$1.50 –$2.50 (per Mcfe)	$3.56 – $7.84

Based on the data in the table above, Morgan Stanley calculated an implied value per share of the Exploration and Production Segment of $3.85 to $7.23 as of October 14, 2011 (referred to in this section as the “E&P Comparable Company Valuation”).

Morgan Stanley aggregated the Pipeline Comparable Company Valuation and the E&P Comparable Company Valuation and, based on El Paso’s current outstanding shares and options, estimated the implied value per share of El Paso common stock as of October 14, 2011 to be $14.47 to $22.20.

Morgan Stanley noted that the consideration to be received by holders of shares of El Paso common stock in the transactions pursuant to the merger agreement is $25.91 (excluding the Per Share Warrant Consideration) and $26.87 (including the Per Share Warrant Consideration), each based on the closing share price for Kinder Morgan common stock on October 14, 2011 of $26.89.

With respect to Kinder Morgan, Morgan Stanley compared certain financial information of Kinder Morgan with publicly available information for peer group companies that operate in and are exposed to similar lines of business as Kinder Morgan, primarily consisting of United States-based interstate natural gas transmission systems. The peer group and analyzed statistics were similar to those described above for El Paso’s Pipeline Segment.

Based on the analysis of the relevant metrics for each of the comparable companies and on the experience and judgment of Morgan Stanley, Morgan Stanley selected a representative range of financial multiples of the comparable companies and applied this range of multiples to the relevant financial statistics for Kinder Morgan.

Based on Kinder Morgan’s current outstanding shares, Morgan Stanley estimated the implied value per share of Kinder Morgan Class P common stock as of October 14, 2011 by using a Disaggregated Approach. The value of Kinder Morgan’s limited partner units held in KMP and shares in KMR were valued based on the number of units or shares held by Kinder Morgan and the closing prices on October 14, 2011 of KMP ($71.51 per unit) and KMR ($62.46 per share). The value of Kinder Morgan’s after-tax GP cash flows were valued based on a comparable company yield range of 5.5% to 4.5%. The value of Kinder Morgan’s after-tax distributions from its equity interest in NGPL were valued based on a comparable company multiple of 10.0x. For purposes of estimated GP cash flows and after-tax distributions from NGPL, Morgan Stanley utilized estimates of equity research analysts. Based on the Disaggregated Approach, Morgan Stanley calculated an implied value per share of Kinder Morgan Class P common stock of $24.07 to $31.19.

No company utilized in the comparable company sum-of-the-parts analysis is identical to El Paso or Kinder Morgan. In evaluating peer companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of El Paso and Kinder Morgan, such as the impact of competition on the businesses of El Paso and Kinder Morgan and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of El Paso, Kinder Morgan or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using peer group data.

Discounted Future Equity Value Analysis

Morgan Stanley performed a discounted future equity value analysis with respect to El Paso, which is designed to provide insight into the estimated future implied value of a company’s common equity as a function of (1) with respect to the Pipeline Segment, estimated future dividends per share and a potential range of Yields and (2) with respect to the Exploration and Production Segment, estimated future EBITDA and a potential range of Aggregate Value to EBITDA multiples. Each of the resulting implied value is subsequently discounted and then aggregated to arrive at an implied present value for such company’s stock price. In connection with this analysis, Morgan Stanley calculated a range of present equity values per share of the common stock on a standalone basis of each of the Pipeline Segment and the Exploration and Production Segment and using both estimates from El Paso’s management and estimates of equity research analysts, as follows:

Estimates of El Paso Management: To calculate the discounted equity value for the Pipeline Segment, Morgan Stanley computed the 2012–2014 calendar year-end hypothetical stock price using next twelve months dividend per share for such calendar year based on El Paso’s management estimates, applied an assumed Yield of 3.75% to 5.00% to each such calendar year next twelve months dividend per share, added the estimated interim dividends paid between September 30, 2011 and the respective 2012–2014 calendar year-end period and discounted such aggregated per share values back to September 30, 2011 using a discount rate of 8.0% to 9.0%. To calculate the discounted equity value for the Exploration and Production Segment, Morgan Stanley computed the 2012–2014 calendar year-end hypothetical stock price using next twelve months EBITDA for such calendar year based on El Paso’s management estimates, applied an assumed next twelve months EBITDA multiple of 3.5x to 4.5x to each such calendar year next twelve months EBITDA, subtracted estimated net debt and discounted such per share values back to September 30, 2011 using a discount rate of 10.5% to 11.5%. Morgan Stanley then aggregated the calculated values for each of the Pipeline Segment and the Exploration and Production Segment. Based on the calculations set forth above, this analysis implied a value range for El Paso’s common stock of approximately $17.49 to $27.49 based on El Paso’s management estimates.

Estimates of Equity Research Analysts: To calculate the discounted equity value for the Pipeline Segment, Morgan Stanley computed the 2012 calendar year-end hypothetical stock price based on 2013 calendar year dividend per share from estimates of equity research analysts, applied an assumed Yield of 3.75% to 5.00% to such dividend per share, added the estimated interim dividends paid between September 30, 2011 and the 2012 calendar year-end period and discounted such aggregated per share values back to September 30, 2011 using a discount rate of 8.0% to 9.0%. To calculate the discounted equity value for the Exploration and Production Segment, Morgan Stanley computed the 2012 calendar year-end hypothetical stock price based on 2013 calendar year EBITDA from estimates of equity research analysts, applied an assumed next twelve months EBITDA multiple of 3.5x to 4.5x to such calendar year EBITDA, subtracted estimated 2012 net debt and discounted such per share values back to September 30, 2011 using a discount rate of 10.5% to 11.5%. Morgan Stanley then aggregated the calculated values for each of the Pipeline Segment and the Exploration and Production Segment. Based on the calculations set forth above, this analysis implied a value range for El Paso’s common stock of approximately $17.94 to $24.50 based on estimates of equity research analysts.

Morgan Stanley noted that the consideration to be received by holders of shares of El Paso common stock in the proposed transactions pursuant to the merger agreement is $25.91 (excluding the Per Share Warrant Consideration) and $26.87 (including the Per Share Warrant Consideration), each based on the closing share price for Kinder Morgan common stock on October 14, 2011 of $26.89.

In addition, Morgan Stanley performed a discounted future equity value analysis with respect to Kinder Morgan, which is designed to provide insight into the estimated future implied value of a company’s common equity as a function of estimated future dividends per share and a range of potential Yields. The resulting implied value is subsequently discounted to arrive at an implied present value for such company’s stock price. In connection with this analysis, Morgan Stanley calculated a range of present equity values per share of the common stock using both estimates from Kinder Morgan’s management and estimates of equity research analysts, as follows:

Estimates of Kinder Morgan Management: To calculate the discounted equity value for Kinder Morgan, Morgan Stanley computed the 2012–2014 calendar year-end hypothetical stock price using next twelve months dividend per share for such calendar year based on Kinder Morgan’s management estimates, applied an assumed Yield of 4.5% to 5.5% to each such calendar year next twelve months dividend per share, added the estimated interim dividends paid between September 30, 2011 and the respective 2012–2014 calendar year-end period and discounted such aggregated per share values back to September 30, 2011 using a discount rate of 7.0% to 8.0%. Based on the calculations set forth above, this analysis implied a value range for Kinder Morgan’s common stock of approximately $25.45 to $34.29 based on Kinder Morgan’s management estimates.

Estimates of Equity Research Analysts: To calculate the discounted equity value for Kinder Morgan, Morgan Stanley computed the 2012–2014 calendar year-end hypothetical stock price using next twelve months dividend per share for such calendar year based on estimates of equity research analysts, applied an assumed Yield of 4.5% to 5.5% to each such calendar year next twelve months dividend per share, added the estimated interim dividends paid between September 30, 2011 and the respective 2012–2014 calendar year-end period and discounted such aggregated per share values back to September 30, 2011 using a discount rate of 7.0% to 8.0%. Based on the calculations set forth above, this analysis implied a value range for Kinder Morgan’s common stock of approximately $25.27 to $32.16 based on estimates of equity research analysts.

Morgan Stanley noted this was merely an illustrative hypothetical market value analysis and should not be interpreted as a market value or stock price prediction.

Discounted Cash Flow Analysis

Morgan Stanley calculated a range of implied equity values per share for El Paso and Kinder Morgan based on a discounted cash flow analysis. A discounted cash flow analysis is designed to provide an implied value of the present value of a company’s future cash flows and terminal value of a company.

With respect to the valuation of El Paso common stock using estimates of El Paso’s management, Morgan Stanley utilized projections from estimates of El Paso management and estimates of equity research analysts. Morgan Stanley separately valued (i) the Pipeline Segment, (ii) the Exploration and Production Segment and (iii) the value of net operating loss carryforwards for U.S. federal income tax purposes of El Paso (referred to in this section as the “NOLs”) using the following methodologies:

•	The value of the Pipeline Segment was based on an aggregated valuation approach and a Disaggregated Approach.

•

The aggregated approach for the Pipeline Segment was based on the net present value of the consolidated free cash flows for the years 2012 through 2015 based on the estimates of El Paso management and terminal values in the year 2015 based on an EBITDA exit multiple of 9.25x to 10.75x, which was based on EBITDA multiples for selected comparable companies. These values were discounted to present values as of September 30, 2011 at a discount rate ranging from 5.0% to 6.5%, reflecting estimates of the weighted average cost of capital for the Pipeline Segment.

•

The Disaggregated Approach for the Pipeline Segment separately valued the cash flows for El Paso for the years 2012 through 2015 associated with (a) LP distributions received, (b) GP distributions received and (c) the remaining value of the Pipeline Segment. For the LP distributions received, terminal values in the year 2015 were based on a terminal Yield of 5.25% to 6.25%, which was based on Yield for selected comparable companies, and these values were discounted to present values as of September 30, 2011 at a discount rate ranging from 9.5% to 10.5%, reflecting estimates of the cost of equity based on EPB and selected comparable companies. For the GP distributions received terminal values in the year 2015 were based on a terminal Yield of 3.5% to 4.5%, which was based on Yield for selected comparable companies, and these values were discounted to present values as of September 30, 2011 at a discount rate ranging from 11.5% to 12.5%, reflecting estimates of the cost of equity based on selected comparable companies. For the remaining value of the Pipeline Segment, terminal values in the year 2015 were based on an exit EBITDA multiple of 8.75x to 10.25x, which was based on EBITDA multiples for selected comparable companies, and these values were discounted to present values as of September 30, 2011 at a discount rate ranging from 5.0% to 6.5%, reflecting estimates of the weighted average cost of capital for the Pipeline Segment.

•

With respect to the Exploration and Production Segment, Morgan Stanley calculated the net present value of free cash flows for the years 2012 through 2015 based on the estimates of El Paso management and calculated terminal values in the year 2015 based on an EBITDA exit multiple of 4.75x to 5.50x, which was based on EBITDA multiples for selected comparable companies. These values were discounted to present values as of September 30, 2011 at a discount rate ranging from 8.0% to 9.5%, reflecting estimates of the weighted average cost of capital for the Exploration and Production Segment.

•

With respect to the valuation of the NOLs, Morgan Stanley calculated the net present value of free cash flows for the years 2012 through 2015 based on the estimates of El Paso management. These values were discounted to present values as of September 30, 2011 at a discount rate ranging from 6.5% to 8.0%, reflecting estimates of the weighted average cost of capital for El Paso.

Morgan Stanley then aggregated the valuation of the Pipeline Segment, the Exploration and Production Segment and the NOLs.

With respect to the valuation of El Paso common stock using estimates of equity research analysts, Morgan Stanley calculated (i) the net present value of consolidated free cash flows for El Paso for the years 2012 through 2015 based on the estimates of equity research analysts and (ii) the NOLs based on estimates of El Paso management. Morgan Stanley then calculated terminal values in the year 2015 based on an EBITDA exit multiple of 7.0x to 8.5x, which was based on EBITDA multiples for selected comparable companies. These values were discounted to present values as of September 30, 2011 at a discount rate ranging from 6.5% to 8.0%, reflecting estimates of the weighted average cost of capital for El Paso.

The following table summarizes Morgan Stanley’s analysis with respect to El Paso:

Estimate Source	Implied Present Value Per Share of El Paso Common Stock
El Paso Management	$22.13 – $30.37
Equity Research Analysts	$18.43 – $26.21

Morgan Stanley noted that the consideration to be received by holders of shares of El Paso common stock in the proposed transactions pursuant to the merger agreement is $25.91 (excluding the Per Share Warrant Consideration) and $26.87 (including the Per Share Warrant Consideration), each based on the closing share price for Kinder Morgan common stock on October 14, 2011 of $26.89.

With respect to valuation of Kinder Morgan Class P common stock using estimates of Kinder Morgan’s management, Morgan Stanley utilized projections from estimates of Kinder Morgan management and estimates of equity research analysts. With respect to estimates from Kinder Morgan management, Morgan Stanley calculated the net present value of dividends per share for Kinder Morgan for the second half of 2011 through

2015 based on the estimates of Kinder Morgan management and calculated terminal values in the year 2015 based on a terminal Yield of 4.0% to 5.0%, which was based on Yield for Kinder Morgan and selected comparable companies. These values were discounted to present values as of September 30, 2011 at a discount rate ranging from 7.0% to 8.0%, reflecting estimates of the cost of equity for Kinder Morgan.

With respect to valuation of Kinder Morgan Class P common stock using estimates of equity research analysts, Morgan Stanley calculated the net present value of dividends per share for Kinder Morgan for the second half of 2011 through 2015 based on the estimates of equity research analysts and calculated terminal values in the year 2015 based on a terminal Yield of 4.0% to 5.0%, which was based on Yield for Kinder Morgan and selected comparable companies. These values were discounted to present values as of September 30, 2011 at a discount rate ranging from 7.0% to 8.0%, reflecting estimates of the cost of equity for Kinder Morgan.

The following table summarizes Morgan Stanley’s analysis with respect to Kinder Morgan:

Estimate Source	Implied Present Value Per Share of Kinder Morgan Class P Common Stock
Kinder Morgan Management	$29.74 – $37.11
Equity Research Analysts	$27.92 – $34.79

Precedent Transaction Analysis

Morgan Stanley performed a precedent transactions analysis with respect to El Paso, which is designed to imply a value of a company based on publicly available financial terms of selected transactions that share some characteristics with the transactions pursuant to the merger agreement. In connection with its analysis, Morgan Stanley compared publicly available statistics for both transactions in the same sector as the Pipeline Segment (occurring between January 18, 2000 and July 19, 2011) and transactions in the same sector as the Exploration and Production Segment (occurring between May 7, 2001 and July 15, 2011). The following is a list of the transactions reviewed:

Selected transactions for the Pipeline Segment analysis (Acquiror/Target):

•	Energy Transfer Equity / Southern Union Company

•	Enterprise Products Partners L.P. / TEPPCO Partners, L.P.

•	Investor Group / Kinder Morgan

•	Kinder Morgan / Terasen

•	CCE Holdings / CrossCountry Energy

•	Enterprise Products Partners LP / GulfTerra Energy Partners LP

•	Duke Energy Corporation / Westcoast Energy Inc.

•	NiSource Inc. / Columbia Energy Group

•	El Paso / Coastal Corp.

Selected transactions for the Exploration and Production Segment analysis (Acquiror/Target):

•	BHP Billiton Group / Petrohawk Energy Corporation

•	Chevron Corporation / Atlas Energy Inc.

•	SandRidge Energy Inc. / Arena Resources Inc.

•	Apache Corporation / Mariner Energy Inc.

•	Exxon Mobil Corporation / XTO Energy Incorporated

•	Denbury Resources Incorporation / Encore Acquisition Company

•	Plains Exploration & Production Co. / Pogo Producing Company

•	Anadarko Petroleum Corporation / Western Gas Resources Incorporated

•	Anadarko Petroleum Corporation / Kerr-McGee Corporation

•	Petrohawk Energy Corporation / KCS Energy Incorporated

•	ConocoPhillips / Burlington Resources Incorporated

•	Occidental Petroleum Corporation / Vintage Petroleum Incorporation

•	Chevron Corporation / Unocal Corporation

•	Noble Energy Incorporation / Patina Oil & Gas Corporation

•	Encana Corporation / Tom Brown Incorporated

•	Kerr-McGee Corporation / Westport Resources Corporation

•	Devon Energy Corporation / Ocean Energy Incorporated

•	Phillips Petroleum Corporation / Conoco Incorporated

•	Devon Energy Corporation / Mitchell Energy & Development Corp.

•	Williams Companies Inc. / Barrett Resources Corp.

Based on the analysis of the relevant metrics for each of the comparable transactions related to the Pipeline Segment, and on the experience and judgment of Morgan Stanley, Morgan Stanley selected a representative range of Aggregate Value divided by next twelve months EBITDA multiples of the comparable transactions of 11.0x to 12.0x and applied this range of multiples to the relevant Disaggregated EBITDA for the Pipeline Segment. In addition, Morgan Stanley applied a range of premia of 0% to 30% to the market price of the units of EPB held by El Paso and a range of multiples of 30x to 50x to GP distributions received by El Paso. Based on the analysis of the relevant metrics for each of the comparable transactions related to the Exploration and Production Segment, and on the experience and judgment of Morgan Stanley, Morgan Stanley selected a representative range of Aggregate Value divided by last twelve months EBITDA multiples of the comparable transactions of 5.5x to 7.0x and applied this range of multiples to the relevant EBITDA for the Exploration and Production Segment. Morgan Stanley then aggregated the valuations of the Pipeline Segment and the Exploration and Production Segment and, based on El Paso’s current outstanding shares and options, estimated the implied value per share of El Paso common stock as of October 14, 2011 to be $20.21 to $28.60.

In addition, Morgan Stanley analyzed data with respect to historical premiums paid for precedent transactions for U.S. publicly listed targets with transaction values greater $1 billion since September 15, 1991, since September 15, 2001 and since October 1, 2008, each as provided by Thomson Reuters. From such analysis, Morgan Stanley selected a representative range of implied premia of 30% to 40% and applied it to the closing share price of El Paso common stock on October 14, 2011 of $19.59. Morgan Stanley estimated the implied value per share of El Paso common stock as of October 14, 2011 to be $25.47 to $27.43.

Morgan Stanley noted that the consideration to be received by holders of shares of El Paso common stock in the proposed transactions pursuant to the merger agreement is $25.91 (excluding the Per Share Warrant Consideration) and $26.87 (including the Per Share Warrant Consideration), each based on the closing share price for Kinder Morgan common stock on October 14, 2011 of $26.89.

No company or transaction utilized as a comparison in the selected precedent transactions analysis is identical to El Paso or Kinder Morgan, nor are the transactions identical to the transactions contemplated by the merger agreement. In evaluating the transactions listed above, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of El Paso and Kinder Morgan, such as the impact of competition on the business of El Paso, Kinder Morgan or the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of El Paso, Kinder Morgan or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable transaction data.

Relative Implied Exchange Ratio Analysis

Morgan Stanley also performed an implied exchange ratio analysis which reviewed implied exchange ratios based on certain analyses for El Paso and Kinder Morgan compared to an estimated “all-stock” exchange ratio. The estimated all-stock exchange ratio for the transactions based on El Paso and Kinder Morgan share prices on October 14, 2011 was 0.9635x (excluding the Per Share Warrant Consideration) and 0.9992x (including the Per Share Warrant Consideration). This metric is calculated by taking the consideration to be received by holders of shares of El Paso common stock in the proposed transactions pursuant to the merger agreement, $25.91 (excluding the Per Share Warrant Consideration) and $26.87 (including the Per Share Warrant Consideration), and dividing such consideration by Kinder Morgan Class P common stock price of $26.89 on October 14, 2011. Such analyses included in this implied exchange ratio analysis include 52-week share price ranges, discounted analyst price targets, comparable company sum-of-the-parts analysis, discounted equity value analysis, discounted cash flow analysis and precedent transactions analysis. Implied exchange ratios were calculated by estimated share prices for El Paso and Kinder Morgan based on the metrics and analyses below and dividing the applicable implied El Paso common stock price by the implied Kinder Morgan Class P common stock price. For the precedent transactions analysis, Kinder Morgan Class P common stock price of $26.89 on October 14, 2011 was used.

The computations resulted in the following relative implied exchange ratios:

Metric	Low	High
52-Week Trading Range	0.5321x	0.6702x
Discounted Analyst Price Targets	0.6515x	0.7761x
Comparable Company Sum-of-the-Parts Analysis	0.6012x	0.7118x
Discounted Equity Value Analysis (using estimates of El Paso and Kinder Morgan management)	0.6871x	0.8019x
Discounted Equity Value Analysis (using estimates of equity research analysts)	0.7099x	0.7619x
Discounted Cash Flow Analysis (using estimates of El Paso and Kinder Morgan management)	0.7441x	0.8182x
Discounted Cash Flow Analysis (using estimates of equity research analysts)	0.6601x	0.7535x
Precedent Transactions Premium Paid Analysis	0.9471x	1.0199x
Precedent Transactions Analysis	0.7516x	1.0636x

Implied Offer Value Analysis

Morgan Stanley also performed an implied offer value analysis which reviewed the implied offer values to holders of El Paso common stock based on the per share value of Kinder Morgan Class P common stock computed using certain analyses. The implied offer value per share of El Paso common stock was calculated using (i) $14.65 per share cash consideration, (ii) $0.96 value of the Per Share Warrant Consideration and (iii) 0.4187 shares of Kinder Morgan Class P common stock per share of El Paso common stock (converted to dollars per share using the per share value of Kinder Morgan Class P common stock computed using certain analyses). Morgan Stanley compared the resulting implied offer values per share of El Paso common stock to the estimated per share values of El Paso common stock computed using certain corresponding analyses described herein (referred to in this section as the “El Paso Reference Range”). Such analyses included in this implied offer value analysis include 52-week share price ranges, discounted analyst price targets, comparable company sum-of-the-parts analysis, discounted equity value analysis and discounted cash flow analysis.

The computations resulted in the following implied offer values per share of El Paso common stock compared to the applicable El Paso Reference Range:

	Implied Offer Value Per Share of El Paso Common Stock		El Paso Reference Range
Metric	Low	High	Low	High
52-Week Trading Range	$25.45	$29.07	$12.51	$21.54
Discounted Analyst Price Targets	$27.10	$28.85	$20.00	$26.82
Comparable Company Sum-of-the-Parts Analysis	$25.69	$28.67	$14.47	$22.20
Discounted Equity Value Analysis (using estimates of El Paso and Kinder Morgan management)	$26.27	$29.97	$17.49	$27.49
Discounted Equity Value Analysis (using estimates of equity research analysts)	$26.19	$29.07	$17.94	$24.50
Discounted Cash Flow Analysis (using estimates of El Paso and Kinder Morgan management)	$28.06	$31.15	$22.13	$30.37
Discounted Cash Flow Analysis (using estimates of equity research analysts)	$27.30	$30.17	$18.43	$26.21

General

In connection with the review of the proposed transactions by El Paso’s board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Furthermore, Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying Morgan Stanley’s analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be Morgan Stanley’s view of the actual value of El Paso or Kinder Morgan.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of El Paso and Kinder Morgan. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the consideration to be received by the holders of shares of El Paso common stock pursuant to the merger agreement in the proposed transactions to such holders and in connection with the delivery of its opinion, dated October 16, 2011, to El Paso’s board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of El Paso common stock or Kinder Morgan Class P common stock might actually trade. The consideration to be received by the holders of shares of El Paso common stock was determined through arm’s length negotiations between El Paso and Kinder Morgan and was approved by El Paso’s board of directors. Morgan Stanley provided advice to El Paso’s board of directors during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to El Paso or El Paso’s board of directors or that any specific consideration constituted the only appropriate consideration for the transactions. In addition, Morgan Stanley’s opinion and its presentation to El Paso’s board of directors was one of many factors taken into consideration by El Paso’s board of directors in deciding to approve and declare advisable the merger agreement and the first merger agreement and the transactions contemplated by the merger agreement and the first merger agreement. Consequently, the Morgan Stanley analyses as described above should not be viewed as determinative of the opinion of El Paso’s board of directors with respect to the consideration or the value of El Paso or Kinder Morgan, or of whether El Paso’s board of directors would have been willing to agree to different consideration.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

El Paso’s board of directors selected Morgan Stanley to act as its financial adviser based upon Morgan Stanley’s qualifications, experience and expertise and its knowledge of the business affairs of El Paso and took into account that Morgan Stanley advised the special committee of the board of directors of Kinder Morgan when Kinder Morgan was purchased in a going-private transaction in 2006. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. It securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of El Paso, Kinder Morgan, or any other company, or any currency or commodity, that may be involved in the transactions, or any related derivative instrument. In the two years prior to the date of its opinion, Morgan Stanley has not provided financial advisory or financing services to Kinder Morgan and has not received fees from Kinder Morgan. In the two years prior to the date of its opinion, Morgan Stanley has provided financial advisory and financing services to El Paso, its affiliates and certain affiliates of Kinder Morgan and has received fees in connection with such services. Morgan Stanley may also seek to provide such services to El Paso and its affiliates and Kinder Morgan and its affiliates in the future and expects to receive fees for the rendering of those services.

Under the terms of its engagement letter, Morgan Stanley provided El Paso financial advisory services and a financial opinion in connection with the transactions, and El Paso has agreed to pay Morgan Stanley an aggregate fee of $35 million, $7 million of which was payable upon public announcement of the merger agreement and the balance of which is contingent upon completion of the transactions. El Paso has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services, including reasonable fees and expenses of its legal counsel. In addition, El Paso has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

El Paso’s Engagement of Goldman Sachs

El Paso engaged Goldman Sachs to act as its financial advisor in connection with its previously announced spin-off transaction and related matters in connection with the transaction with Kinder Morgan. Prior to receipt of Kinder Morgan’s proposal, El Paso entered into an engagement letter with Goldman Sachs related to the spin-off and had paid Goldman Sachs $5 million in connection with advice provided prior to El Paso’s public announcement of its consideration of the proposed spin-off. Under the terms of such engagement letter, El Paso also agreed to pay Goldman Sachs a fee of $25 million upon the closing of the spin-off. Following receipt of Kinder Morgan’s proposal, El Paso entered into another engagement letter with Goldman Sachs pursuant to which Goldman Sachs agreed to provide El Paso with financial advice and assistance in connection with the possible sale of El Paso, including to Kinder Morgan, and in this regard Goldman Sachs specifically agreed to review and analyze El Paso’s business plan in connection with the proposed spin-off for purposes of aiding El Paso in its analysis of the Kinder Morgan transaction. For these services, El Paso agreed to pay Goldman Sachs a fee of $20 million upon completion of the transaction with Kinder Morgan. El Paso has also agreed under both engagement letters to reimburse Goldman Sachs for its expenses incurred in performing its services, including fees and expenses of its legal counsel. In addition, under both engagement letters El Paso has agreed to indemnify Goldman Sachs and its affiliates and their respective partners, directors, agents, employees and controlling persons against certain liabilities in connection with or as a result of Goldman Sachs’ engagement. The engagement letter related to the Kinder Morgan transaction also contained an acknowledgment that none of the Goldman Sachs personnel working for El Paso had communicated or shared, and provided that none of such persons would communicate or share, any confidential information with respect to the transactions with Goldman Sachs personnel having responsibility for managing the investment of funds managed by an affiliate of Goldman Sachs in Kinder Morgan or any other member of such funds and that Goldman Sachs implemented procedures reasonably designed to monitor compliance with such restrictions. Furthermore, Goldman Sachs and El Paso agreed that Goldman Sachs personnel who are working for El Paso who have historically been involved in banking transactions for Kinder Morgan and its affiliates would continue to work with El Paso on the transactions and would not work on any transaction for Kinder Morgan during the term of the engagement. At the request of El Paso, on October 15, 2011, Goldman Sachs also delivered a letter to El Paso confirming that there would be no obligation of El Paso to retain Goldman Sachs as exclusive financial advisor in connection with sales of all or any portion of El Paso’s exploration and production business in connection with the sale of El Paso to another party or to Kinder Morgan. See “—Background of the Transactions” for a further description of Goldman Sachs’ role in connection with the transactions.

Opinions of Kinder Morgan’s Financial Advisors

Opinion of Evercore Group L.L.C. to the Kinder Morgan Board of Directors

In connection with the transactions, Kinder Morgan retained Evercore Group L.L.C., or Evercore, to act as a financial advisor to the Kinder Morgan board of directors. On October 16, 2011, at a meeting of the Kinder Morgan board of directors, Evercore rendered its oral opinion, subsequently confirmed by delivery of a written opinion on October 16, 2011, that, as of October 16, 2011 and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the merger consideration pursuant to the merger agreement was fair, from a financial point of view, to Kinder Morgan.

The full text of the written opinion of Evercore, dated as of October 16, 2011, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex F to this information statement/proxy statement/prospectus and is incorporated by reference in its entirety into this information statement/proxy statement/prospectus. You are urged to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Kinder Morgan board of directors (in its capacity as such) in connection with its evaluation of the merger consideration from a financial point of view, and did not address any other aspects or implications of the transactions. The opinion does not constitute a recommendation to the Kinder Morgan board of directors or to any other persons in respect of the transactions, including as to how any holder of shares of Kinder Morgan common stock should act or vote in respect of the Kinder Morgan share and warrant issuances. Evercore’s opinion does not address the relative merits of the transactions as compared to any other business or financial strategies that might be available to Kinder Morgan, nor does it address the underlying business decision of Kinder Morgan to engage in the transactions. Finally, Evercore did not express any opinion as to the price at which Kinder Morgan common stock and, when listed for trading, the Kinder Morgan warrants, the common units of KMP, the shares of KMR, El Paso common stock or the common units of EPB will trade at any time.

In connection with rendering its opinion and performing its related financial analysis, Evercore, among other things:

•

reviewed certain publicly available business and financial information that Evercore deemed to be relevant filed with the SEC by Kinder Morgan and certain of its affiliates, including KMP, and by El Paso and certain of its affiliates, including EPB, as well as publicly available research analysts’ estimates;

•	reviewed certain oil and gas reserve reports of El Paso (referred to in this section as the “Reserve Reports”) prepared by El Paso and audited by Ryder Scott Company, L.P.;

•

reviewed certain non-public projected financial and operating data and assumptions relating to Kinder Morgan and certain of its affiliates, including KMP, prepared and furnished to Evercore by management of Kinder Morgan;

•

reviewed certain non-public projected financial and operating data and assumptions relating to El Paso and certain of its affiliates, including EPB, prepared and furnished to Evercore by management of El Paso;

•	discussed past and current operations, current financial condition and financial projections of Kinder Morgan and certain of its affiliates, including KMP, with management of Kinder Morgan;

•	discussed past and current operations, current financial condition and financial projections of El Paso and certain of its affiliates, including EPB, with management of El Paso;

•

reviewed the amount and timing of the synergies expected to result from the transactions, the timing and use of certain tax attributes of El Paso, as well as certain transaction expenses and one-time cash costs arising from the transaction, each as estimated by management of Kinder Morgan;

•

reviewed certain non-public pro forma projected financial data and assumptions regarding Kinder Morgan and certain of its affiliates, including KMP, and El Paso and certain of its affiliates, including EPB, prepared and furnished to Evercore by management of Kinder Morgan and El Paso;

•	reviewed the reported prices and the historical trading activities for Kinder Morgan common stock, El Paso common stock, KMP common units, EPB common units, and KMR common stock;

•

compared the financial performance of Kinder Morgan and El Paso and their market trading multiples with those of certain other publicly traded master limited partnerships that Evercore deemed relevant;

•	compared the financial performance of KMP and EPB and their market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•	compared the proposed financial terms of the transactions with publicly available financial terms of certain transactions that Evercore deemed relevant;

•

reviewed a draft merger agreement dated October 16, 2011, which Evercore assumed was in substantially final form and from which Evercore assumed the final form would not vary in any respect material to its analyses; and

•	performed such other analyses and studies and considered such other information and factors as Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumed no liability therefor. With respect to the projected financial and operating data relating to Kinder Morgan, El Paso and certain of their respective affiliates (including KMP and EPB) prepared by the respective managements of Kinder Morgan and El Paso, Evercore assumed, based on the advice of the respective managements of Kinder Morgan and El Paso, that such data had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements of Kinder Morgan and El Paso as to the future financial and operating performance of Kinder Morgan, El Paso and such affiliates.

Evercore relied on the projections prepared by the respective managements of Kinder Morgan and El Paso with respect to projected financial and operating data of Kinder Morgan, El Paso and certain of their respective affiliates (including KMP and EPB). Evercore expressed no view as to such financial and operating data, or as to the assumptions on which they were based. Evercore was made aware that the management of Kinder Morgan considered possible asset divestitures and concessions that may have to be made in connection with obtaining governmental, regulatory and other consents, approvals and releases necessary for the consummation of the transactions, and that such asset divestitures and concessions were reflected in the projected financial and operating data relating to Kinder Morgan and certain of its affiliates, including KMP, prepared and furnished to Evercore by the management of Kinder Morgan. Evercore expressed no view as to the sufficiency of, or the assumptions underlying such projected financial and operating data regarding such possible divestitures and concessions. With respect to the expected synergies and integration costs estimated by Kinder Morgan management to result from the transactions, and the timing and use of the tax attributes of El Paso, Evercore assumed that the timing, use and amounts of such synergies, integration costs and tax attributes were reasonable and that the transactions will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the executed merger agreement was substantially the same as the draft dated October 16, 2011 and reviewed by Evercore, that the representations and warranties of each party contained in the merger agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement, and that all conditions to the consummation of the transactions will be satisfied without any material modification or waiver thereof. Evercore further assumed that there has been no material change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Kinder Morgan, El Paso or any of their respective affiliates since the date of the most recent financial statements provided to Evercore. Finally, Evercore assumed that all governmental, regulatory and other consents, approvals and releases necessary for the consummation of the transactions will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Kinder Morgan, El Paso or the consummation of the transactions or materially reduce the benefits of the transactions to Kinder Morgan other than with respect to the possible asset divestitures and concessions.

Evercore did not make or assume any responsibility for making any physical inspection, independent valuation or appraisal of the assets or liabilities of Kinder Morgan, El Paso or any of their respective affiliates and, except for the Reserve Reports, Evercore was not furnished with any such valuation or appraisal. Evercore did not evaluate the solvency or fair value of Kinder Morgan, El Paso or any of their respective affiliates under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, at Kinder Morgan’s direction, Evercore assumed that the outcome of any current and pending litigation affecting El Paso would not be material to Evercore’s analysis. Evercore’s opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and as could be evaluated on the date of the opinion. It is understood that subsequent developments may affect Evercore’s opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to opine upon, and expressed no opinion with respect to, any matter other than the fairness, from a financial point of view, to Kinder Morgan of the merger consideration to be paid by Kinder Morgan to holders of shares of El Paso common stock, taken together in the aggregate, pursuant to the merger agreement. Evercore did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the transactions or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the transactions, including, without limitation (i) the fairness of the transactions to, or of the merger consideration received in connection therewith by, the creditors or other constituencies of Kinder Morgan or El Paso or the stockholders of El Paso, or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the directors, officers or employees of Kinder Morgan, or any class of such persons, whether relative to the merger consideration or otherwise. Evercore’s opinion did not address the relative merits of the transactions as compared to other business or financial strategies that might be available to Kinder Morgan, nor did it address the underlying business decision of Kinder Morgan to engage in the transactions. Evercore’s opinion did not constitute a recommendation as to how any holder of Kinder Morgan common stock or Kinder Morgan warrants should act or, if applicable, vote in respect of the issuance of Kinder Morgan common stock or Kinder Morgan warrants in the transactions. Evercore expressed no opinion as to the price at which Kinder Morgan common stock and, when listed, the Kinder Morgan warrants, the common units of KMP, the shares of KMR, El Paso common stock or EPB common units will trade at any time. Evercore is not a legal, regulatory, accounting or tax expert and assumed, with Kinder Morgan’s consent, the accuracy and completeness of assessments by Kinder Morgan, El Paso and their respective advisors with respect to legal, regulatory, accounting and tax matters.

Set forth below is a summary of the material financial analyses performed and reviewed by Evercore with the Kinder Morgan board of directors on October 16, 2011 in connection with rendering its oral opinion and the preparation of its written opinion letter dated October 16, 2011. Each analysis was provided to the Kinder Morgan board of directors. The following summary, however, does not purport to be a complete description of the analyses performed and reviewed by Evercore. In connection with arriving at its opinion, Evercore considered all of its analyses as a whole and the order of the analyses described and the results of these analyses do not represent any relative importance or particular weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data (including the closing prices for the common stock or common units, as the case may be, of Kinder Morgan, El Paso, KMP, KMR and EPB) that existed on October 13, 2011, and is not necessarily indicative of current market conditions.

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to fully understand the financial analyses performed by Evercore. The tables alone do not constitute a complete description of the financial analyses performed by Evercore. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Evercore’s financial analyses.

Valuation of the Merger Consideration

Evercore performed a series of analyses to derive an indicative valuation range of the per share merger consideration, which includes cash and Kinder Morgan common stock and warrants to be issued by Kinder Morgan pursuant to the merger agreement, by utilizing the following methodologies to value the Kinder Morgan common stock and warrants.

Kinder Morgan Common Stock: Discounted Cash Flow Analysis

Evercore performed a discounted cash flow analysis of Kinder Morgan to determine indicative values of Kinder Morgan common stock based on the present value as of July 1, 2011 of its projected standalone dividends from July 1, 2011 through December 31, 2015 and forecasted terminal values as of December 31, 2015. In performing this discounted cash flow analysis, Evercore utilized Kinder Morgan management forecasts of projected standalone dividends for each calendar year and terminal values as of December 31, 2015 based on a range of terminal value yields ranging from 3.75% to 5.50%, relative to Kinder Morgan’s yield range of 3.70% to 5.07% since Kinder Morgan’s initial public offering in February 2011. Evercore discounted all free cash flows and the terminal values to July 1, 2011 using discount rates ranging from 9.0% to 10.0% derived from the capital asset pricing model and 14.0% to 18.0%, derived from the total expected annual market return model from comparable general partners as of October 13, 2011.

Using the discount rates derived from the capital asset pricing model, Evercore’s analysis indicated a range of implied values per share of Kinder Morgan common stock of $23.86 to $32.51. Using the discount rates derived from the total annual expected market return of comparable general partners as of October 31, 2011,

Evercore’s analysis indicated a range of implied values per share of Kinder Morgan common stock of $18.24 to $24.56. Evercore then used the mean of the low ends and the high ends of these calculations to arrive at a range of implied values per share of Kinder Morgan common stock of $21.05 to $28.53. This equals a range of implied values for 0.4187 shares of Kinder Morgan common stock of $8.81 to $11.95.

Kinder Morgan Common Stock: Peer Group Trading Analysis

Evercore performed a peer group trading analysis of Kinder Morgan by reviewing the market values and trading multiples of the following six publicly traded general partners of master limited partnerships that Evercore deemed comparable to KMP’s general partner:

Peer Group:

Alliance Holdings GP, L.P.

Atlas Energy, L.P.

Crosstex Energy, Inc.

Energy Transfer Equity, L.P.

NuStar GP Holdings, LLC

Targa Resources Corp.

Although the peer group was compared to KMP’s general partner for purposes of this analysis, no entity included in the peer group analysis is identical to KMP’s general partner because of differences between the business mix of the underlying master limited partnership, position in the general partner incentive distribution right tier and also other characteristics of the peer group and KMP’s general partner. In evaluating the peer group, Evercore relied on publicly available filings and equity research analyst estimates, which estimates are based in part on judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of KMP’s general partner, such as the impact of competition on the business of KMP’s general partner, as well as on the industry, generally, industry growth and the absence of any adverse material change in the financial condition and prospects of KMP’s general partner or the industry or in the markets generally.

All peer group multiples were based on closing stock or unit prices on October 13, 2011. For each of the peer group entities, Evercore calculated the following:

•

Enterprise Value of GP Only/2011E GP Distribution, which is defined as market value of equity, plus debt and preferred stock, less cash and the value of limited partner units at their current common unit price (Enterprise Value of GP Only), as a multiple of the general partner’s estimated general partner unit and incentive distribution right (GP-IDR) cash flows to be received by the general partner for the calendar year 2011.

•

Enterprise Value of GP Only/2012E GP Distribution, which is defined as Enterprise Value of GP Only as a multiple of the general partner’s estimated GP-IDR cash flows to be received by the general partner for the calendar year 2012.

A summary of the reference ranges of trading multiples is set forth below:

Peer Group Comparable Companies	Mean	Median	High	Low
Enterprise Value of GP Only /2011E GP Distribution	20.9x	19.4x	29.5x	15.5x
Enterprise Value of GP Only / 2012E GP Distribution	17.7x	17.2x	21.7x	14.5x

Evercore calculated a range of implied values of Kinder Morgan’s interest in KMP’s general partner by applying comparable trading value multiples to estimates of the GP-IDR cash flows for calendar years 2011 and 2012, as provided by Kinder Morgan management. Based on trading value multiples ranging from 16.0x to 20.0x applied to estimated GP-IDR cash flows for calendar year 2011, Evercore arrived at a range of implied values of

Kinder Morgan’s interest in KMP’s general partner of approximately $19.0 billion to approximately $23.7 billion. Based on trading value multiples ranging from 15.0x to 18.0x applied to estimated GP-IDR cash flows for calendar year 2012, Evercore calculated a range of implied values of Kinder Morgan’s interest in KMP’s general partner of approximately $21.2 billion to approximately $25.4 billion. Evercore then used the mean of the low ends and the high ends of these calculations to determine a range of implied values of Kinder Morgan’s interest in KMP’s general partner of approximately $20.1 billion to approximately $24.6 billion. Evercore then added the market values of the KMP common units and KMR common stock as of October 13, 2011 held by Kinder Morgan to determine a range of implied enterprise values of Kinder Morgan of approximately $22.4 billion to approximately $26.9 billion. Evercore then subtracted the unconsolidated net debt of Kinder Morgan as of June 30, 2011 of approximately $3.2 billion and divided the resulting range of implied total equity values of Kinder Morgan of approximately $19.3 billion to approximately $23.7 billion by the number of fully diluted shares of outstanding Kinder Morgan common stock to determine a range of implied values per share of Kinder Morgan common stock of $27.24 to $33.59. This equals a range of implied values for 0.4187 shares of Kinder Morgan common stock of $11.41 to $14.07.

Kinder Morgan Common Stock: Present Value of Future Share Price Analysis

Evercore performed a present value of future share price analysis of Kinder Morgan to determine indications of the implied value per share of Kinder Morgan common stock based on the present value as of July 1, 2011. In performing this analysis, Evercore calculated the potential future share prices of Kinder Morgan common stock in the calendar years 2011 through 2015 by applying the Kinder Morgan common stock yield of 4.46% as of October 13, 2011 to the projected standalone Kinder Morgan dividend. Evercore then discounted the resulting potential future share prices of Kinder Morgan common stock to July 1, 2011 using discount rates ranging from 9.0% to 10.0% derived from the capital asset pricing model and 14.0% to 18.0%, derived from the total expected annual market return from comparable general partners as October 13, 2011.

Using the discount rates derived from the capital asset pricing model, Evercore’s analysis indicated a range of implied values per share of Kinder Morgan common stock of $25.72 to $27.06. Using the discount rates derived from the total expected annual market return, Evercore’s analysis indicated a range of implied values per share of Kinder Morgan common stock of $19.42 to $26.05. Evercore then used the mean of the low ends and the high ends of these calculations to arrive at a range of implied values per share of Kinder Morgan common stock of $22.57 to $26.56. This equals a range of implied values for 0.4187 shares of Kinder Morgan common stock of $9.45 to $11.12.

Kinder Morgan Common Stock: Summary

Evercore’s discounted cash flow analysis, peer group trading analysis and present value of future stock price analysis of Kinder Morgan resulted in indicative valuation ranges for 0.4187 shares of Kinder Morgan common stock of $8.81 to $11.95, $11.41 to $14.07 and $9.45 to $11.12, respectively. Given these results, Evercore arrived at a final range of implied values for 0.4187 shares of Kinder Morgan common stock of $8.81 to $14.07.

Kinder Morgan Warrants: Black-Scholes Analysis

Evercore performed an analysis for the Kinder Morgan warrants included in the merger consideration based on the Black-Scholes pricing model. The Kinder Morgan warrant is an American-style option that can be exercised any time prior to its expiration in five years. Evercore assumed a volatility range of 20.0% to 30.0% relative to: (i) Kinder Morgan common stock’s 100-day and 150-day historical volatility as of October 13, 2011 of 34.2632% and 29.6370%, respectively; (ii) other C-corporation pipeline companies that Evercore deemed to have certain characteristics similar to that of Kinder Morgan (including El Paso, Enbridge Inc., Spectra Energy Corp., TransCanada Corporation and The Williams Companies, Inc.), which as of October 13, 2011 traded at a median 100-day, 200-day, 250-day and 400-day historical volatility of 29.7972%, 24.6460%, 23.1366% and 25.0684%, respectively; and (iii) the Alerian MLP Index, which as of October 13, 2011 traded at a 100-day,

200-day, 250-day and 400-day historical volatility of 26.1845%, 20.7129%, 19.0322% and 18.6770%, respectively. Evercore’s Black-Scholes analysis indicated an implied value range for 0.640 Kinder Morgan warrants of $0.51 to $1.57.

Kinder Morgan Warrants: Theoretical Present Value Analysis

Evercore performed a theoretical present value analysis to determine indications of the implied value for Kinder Morgan warrants included in the merger consideration. In performing this analysis, Evercore calculated an implied future share price of Kinder Morgan common stock for calendar year 2016 by assuming an estimated pro forma dividend per share of $2.00 for calendar year 2016 and applying a yield range of 4.25% to 5.00%. Evercore then subtracted the strike price of $40.00 per warrant from such implied future share price of Kinder Morgan common stock to determine the implied future value per Kinder Morgan warrant. Evercore then discounted the implied future value per Kinder Morgan warrant to July 1, 2011 using discount rates ranging from 9.0% to 10.0% derived from the capital asset pricing model and 14.0% to 18.0%, derived from the total expected annual market return model from comparable general partners as of October 13, 2011.

Using the discount rates derived from the capital asset pricing model, Evercore’s analysis indicated a range of implied values per Kinder Morgan warrant of $0.04 to $4.84. Using the discount rates derived from the total expected market return model, Evercore’s analysis indicated a range of implied values per Kinder Morgan warrant of $0.03 to $3.95. Evercore then used the mean of the low ends and the high ends of these calculations to arrive at a range of implied values per Kinder Morgan warrant of $0.03 to $4.84. Evercore then multiplied each value per Kinder Morgan warrant by 0.640 to derive a value of $0.02 to $2.69 for 0.640 Kinder Morgan warrants.

Kinder Morgan Warrants: Summary

Evercore’s Black-Scholes analysis and theoretical present value analysis of the Kinder Morgan warrants resulted in indicative valuation ranges for 0.640 Kinder Morgan warrants of $0.51 to $1.57 and $0.02 to $2.69, respectively. Using the mean of the low ends and the high ends of these calculations, Evercore determined a final indicative valuation range for 0.640 Kinder Morgan warrants of $0.27 to $2.13.

Valuation of Per Share Merger Consideration

Based on the sum of the indicative valuations of each of the cash, stock and warrant components, Evercore calculated an indicative valuation range of the per share merger consideration. As discussed above, Evercore’s analysis arrived at indicative valuation ranges for 0.4187 shares of Kinder Morgan common stock of $8.81 to $14.07, and Evercore determined a range of implied values for 0.640 Kinder Morgan warrants of $0.27 to $2.13. Adding the cash consideration of $14.65 per share, Evercore arrived at an indicative valuation range for the per share merger consideration pursuant to the discounted cash flow analysis, peer group trading analysis and present value of future stock price analysis of $23.46 to $30.85, excluding and including the value of the Kinder Morgan warrants. From that range, Evercore then selected a range of $23.46 to $28.73 as the indicative value of the per share merger consideration.

Valuation of El Paso

Evercore performed a series of analyses to derive an indicative valuation range for shares of El Paso common stock and compared each one of the resulting implied values per share from its various analyses to the indicative valuation range of the per share merger consideration of $23.46 to $28.73.

Sum-of-the-Parts Analysis

Given the different natures of the constituent business segments operated and interests owned by El Paso, Evercore analyzed El Paso on the basis of the sum of its constituent business segments and interests, or as the

“sum of the parts” of El Paso. In this analysis, Evercore valued separately El Paso’s (1) pipelines segment (including its midstream business), (2) exploration and production (E&P) segment, (3) general partner interest in EPB, and (4) limited partner interest in EPB. Evercore valued each part by performing a discounted cash flow analysis, peer group trading analysis and precedent transactions analysis and applying various multiples to selected financial or operational measures of each part of El Paso.

(a) Discounted Cash Flow/Risked Net Asset Value Analyses

Evercore calculated a range of implied values of El Paso common stock based on the sum of its parts resulting from Evercore’s discounted cash flow analyses of El Paso’s pipelines segment, general partner interest in EPB and limited partner interest in EPB, and from its risked net asset value analysis of El Paso’s E&P segment. By totaling the low ends and the high ends of the valuations range for each of El Paso’s parts, Evercore determined a range of implied enterprise values for El Paso of approximately $23.6 billion to approximately $32.1 billion. Evercore then subtracted El Paso’s unconsolidated net debt as of June 30, 2011 of approximately $10.1 billion from the range of implied enterprise values to arrive at a range of implied total equity values for El Paso of approximately $13.4 billion to approximately $22.0 billion. By dividing the range of implied total equity values by the number of fully diluted shares of outstanding El Paso common stock, Evercore determined a range of implied values per share of El Paso common stock of $17.26 to $28.00. Evercore then added the estimated net present value of synergies of $3.85 to $4.86 per share. Evercore based the implied value per share of the expected synergies on a discounted cash flow analysis of the after-tax cash flows projected to be derived from the expected synergies from July 1, 2011 through December 31, 2015 and a forecasted terminal value as of December 31, 2015 using the perpetuity growth method based on perpetuity growth rates ranging from (0.5%) to 0.5%. Evercore discounted the projected free cash flows projected to be derived from the expected synergies and the resulting terminal value to July 1, 2011 using discount rates ranging from 7.0% to 8.0%, reflecting estimates of the weighted average cost of capital of El Paso, to arrive at a range of implied values per share of El Paso common stock of $21.11 to $32.86.

(b) Peer Group Trading Analyses

Evercore calculated a range of implied values of El Paso common stock based on the sum of its parts resulting from Evercore’s peer group analysis. By totaling the low ends and the high ends of the valuations range for each of El Paso’s parts, Evercore determined a range of implied enterprise values for El Paso of approximately $22.2 billion to approximately $30.5 billion. Evercore then subtracted El Paso’s unconsolidated net debt as of June 30, 2011 of approximately $10.1 billion from the range of implied enterprise values to arrive at a range of implied total equity values for El Paso of approximately $12.1 billion to approximately $20.4 billion. By dividing the range of implied total equity values by the number of fully diluted shares of outstanding El Paso common stock, Evercore determined a range of implied values per share of El Paso common stock of $15.55 to $25.98. Evercore then added the estimated net present value of synergies to arrive at a range of implied values per share of El Paso common stock of $19.39 to $30.84.

(c) Precedent Transactions Analyses

Evercore calculated a range of implied values of El Paso common stock based on the sum of its parts resulting from its precedent transactions analysis. By totaling the low ends and the high ends of the valuations range for each of El Paso’s parts, Evercore determined a range of implied enterprise values for El Paso of approximately $22.0 billion to approximately $29.5 billion. Evercore then subtracted El Paso’s unconsolidated net debt as of June 30, 2011 of approximately $10.1 billion from the range of implied enterprise values to arrive at a range of implied total equity values for El Paso of approximately $11.9 billion to approximately $19.4 billion. By dividing the range of implied total equity values by the number of fully diluted shares of outstanding El Paso common stock, Evercore determined a range of implied values per share of El Paso common stock of $15.30 to $24.71. Evercore then added the estimated net present value of synergies to arrive at a range of implied values per share of El Paso common stock of $19.15 to $29.57.

El Paso Consolidated

(a) Discounted Cash Flow Analysis

Evercore performed a discounted cash flow analysis of El Paso to determine indications of implied values of El Paso common stock based on the present value as of July 1, 2011 of its unlevered free cash flows from July 1, 2011 through December 31, 2015 and forecasted terminal values as of December 31, 2015. In performing the discounted cash flow analysis, Evercore calculated unlevered free cash flows using El Paso management forecasts of EBITDA as adjusted by Kinder Morgan, existing tax, depreciation and capital expenditure bases, and net operating loss carryforwards available to El Paso. Evercore calculated terminal values based on estimated terminal value multiples ranging from 8.0x to 9.0x based on enterprise value multiples of a selected group of similar publicly traded companies. Evercore also calculated terminal values using the perpetuity growth method based on perpetuity growth rates ranging from 0.5% to 1.5%. Evercore discounted all free cash flows and terminal values to July 1, 2011 using discount rates ranging from 7.0% to 8.0%, reflecting estimates of the weighted average cost of capital for El Paso.

Using terminal value multiples, Evercore’s analysis indicated a range of implied values per share of El Paso common stock of $25.45 to $31.50. Using the perpetuity growth method, Evercore’s analysis indicated a range of implied values per share of El Paso common stock of $17.32 to $28.87. Evercore determined a range of implied values per share of El Paso common stock of $17.32 and $31.50 and added the estimated net present value of synergies to arrive at a range of implied values per share of El Paso common stock of $21.17 to $36.37.

(b) Peer Group Trading Analysis

Evercore performed a peer group trading analysis of El Paso by reviewing the market values and trading multiples of the following seven publicly traded companies that Evercore deemed comparable to El Paso:

Peer Group:

Enbridge Inc.

EQT Corporation

National Fuel Gas Company

NiSource Inc.

Spectra Energy Corporation

TransCanada Corporation

The Williams Companies, Inc.

Although the peer group was compared to El Paso for purposes of this analysis, no company used in the peer group analysis is identical to El Paso because of differences between the business mix, markets served, operations and other characteristics of the peer group and El Paso. In evaluating the peer group, Evercore relied on publicly available filings and equity research analyst estimates, which estimates are based in part on judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of El Paso, such as the impact of competition on the business of El Paso, as well as on the industry, generally, industry growth and the absence of any adverse material change in the financial condition and prospects of El Paso or the industry or in the markets generally.

All peer group multiples were based on closing stock prices on October 13, 2011. For each of the peer group companies, Evercore calculated the following:

•

Total Enterprise Value/2011E EBITDA, which is defined as market value of equity, plus debt and preferred stock, less cash (Total Enterprise Value), as a multiple of estimated EBITDA for the calendar year 2011.

•	Total Enterprise Value/2012E EBITDA, which is defined as Total Enterprise Value as a multiple of estimated EBITDA for the calendar year 2012.

A summary of the reference ranges of trading multiples is set forth below:

Peer Group Comparable Companies	Mean	Median	High	Low
Total Enterprise Value/2011E EBITDA	9.8x	9.5x	13.5x	7.1x
Total Enterprise Value/2012E EBITDA	8.8x	8.7x	12.4x	6.3x

Evercore calculated a range of implied enterprise values of El Paso by applying comparable trading value multiples to estimates of EBITDA of El Paso for calendar years 2011 and 2012, net of unallocated general and administrative expenses, as provided by El Paso and adjusted by Kinder Morgan. Based on trading value multiples ranging from 9.0x to 10.5x applied to estimated EBITDA of El Paso for calendar year 2011, net of unallocated general and administrative expenses, Evercore arrived at a range of implied enterprise values of El Paso of approximately $24.4 billion to approximately $28.5 billion. Based on trading value multiples ranging from 7.5x to 9.0x applied to estimated EBITDA of El Paso for calendar year 2012, net of unallocated general and administrative expenses, Evercore calculated a range of implied enterprise values of El Paso of approximately $24.4 billion to approximately $29.3 billion. Evercore then used the mean of the low ends and the high ends of these calculations to determine a range of implied enterprise values of El Paso of approximately $24.4 billion to approximately $28.9 billion. Evercore then subtracted El Paso’s unconsolidated net debt as of June 30, 2011 of approximately $10.1 billion from the range of implied enterprise values to arrive at a range of implied total equity values for El Paso of approximately $14.3 billion to approximately $18.8 billion. By dividing the range of implied total equity values by the number of fully diluted shares of outstanding El Paso common stock, Evercore determined a range of implied values per share of El Paso common stock of $18.32 to $23.95. Evercore then added the estimated net present value of synergies to arrive at a range of implied values per share of El Paso common stock of $22.17 to $28.81.

(c) Present Value of Future Stock Price Analysis

Evercore performed a present value of future share price analysis of El Paso to determine indications of the implied value per share of El Paso common stock based on the present value as of July 1, 2011.

In performing this analysis, Evercore calculated the potential future share prices of El Paso common stock in the calendar years 2011 through 2015 by applying El Paso’s enterprise value/estimated 2011 EBITDA multiple as of October 13, 2011 of 9.5x to arrive at a range of implied enterprise values of El Paso of approximately $25.2 billion to approximately $45.4 billion. Evercore then subtracted El Paso’s unconsolidated net debt as of June 30, 2011 of approximately $10.1 billion from the range of implied enterprise values to arrive at a range of implied total equity values for El Paso of approximately $15.1 billion to approximately $35.2 billion. By dividing the range of implied total equity values by the number of fully diluted shares of outstanding El Paso common stock, Evercore determined a range of implied future values per share of El Paso common stock of $19.28 to $44.65. Evercore then discounted the potential future share prices of El Paso common stock to July 1, 2011 using discount rates ranging from 10.5% to 11.5% derived from the capital asset pricing model to arrive at range of implied values per share of El Paso common stock of $18.26 to $28.49.

In performing this analysis, Evercore also applied El Paso’s latest twelve months price/earnings multiple as of October 13, 2011 of 27.0x to El Paso management estimates of earnings per share of El Paso common stock as adjusted by Kinder Morgan for the calendar years 2011 through 2015 to arrive at a range of implied future values per share of El Paso common stock of $28.35 to $65.34. Evercore then discounted the potential future share prices of El Paso common stock to July 1, 2011 using discount rates ranging from 10.5% to 11.5% derived from the capital asset pricing model to arrive at a range of implied values per share of El Paso common stock of $26.85 to $41.69.

Evercore then used the low ends and the high ends of these calculations to arrive at a range of implied values per share of Kinder Morgan common stock of $18.26 to $41.69. Evercore then added the estimated net present value of synergies to arrive at a range of implied values per share of El Paso common stock of $22.10 to $46.55.

(d) Premiums Paid Analysis

Evercore reviewed the premiums offered or paid in 26 U.S. mergers and acquisitions transactions since January 1, 2009 with transaction values of greater than $5.0 billion and applied the relevant range of premiums to El Paso’s relevant share price as of October 13, 2011. These precedent transactions involved premiums ranging from a discount of 42.0% as compared to the 52-week high stock price to a premium of 130.2% as compared to the one-month average stock price. Additionally, Evercore reviewed the premiums offered or paid in a subset of the transactions described above that included both cash and stock in the consideration. This subset of the precedent transactions involved premiums ranging from a discount of 36.9% as compared to the 52-week high stock price to a premium of 96.8% as compared to the stock price one day prior to the transaction announcement. Evercore then applied the premium ranges for these transactions as compared to the stock price one day prior to transaction announcement to El Paso’s closing share price on October 13, 2011, which indicated an implied per share value range for El Paso common stock of $20.34 to $37.69 for all transactions as well as for transactions with cash and stock consideration.

Pro Forma Analysis

Evercore analyzed the projected pro forma impact of the transactions on Kinder Morgan common stock, EPB common units and KMP common units by analyzing its accretive or dilutive effect on the dividend per share of common stock or distributable cash flow per common unit, as the case may be, of Kinder Morgan, El Paso, KMP and EPB for the calendar years 2012 through 2015. The results of this analysis were based on forecasts of financial data for Kinder Morgan, KMP and EPB provided by Kinder Morgan and El Paso management, including estimates of dividends per share or distributable cash flows per unit for each calendar year and, in each case, using estimates of synergies resulting from the transactions provided by Kinder Morgan management and of the impact from certain contemplated divestitures and drop downs of assets into KMP and EPB following the completion of the transactions. The results of this analysis were based on the closing prices per share of Kinder Morgan common stock and El Paso common stock as of October 13, 2011.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the review of the transactions by the Kinder Morgan board of directors, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the common stock or common units, as the case may be, of Kinder Morgan, El Paso, KMP or EPB. No company or partnership used in the above analyses as a comparison is directly comparable to Kinder Morgan, El Paso, KMP or EPB, and no transaction used is directly comparable to the transactions. Furthermore, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Kinder Morgan, El Paso and their respective advisors.

Evercore prepared these analyses solely for the purpose of providing an opinion to the Kinder Morgan board of directors as to the fairness, from a financial point of view, of the merger consideration to be paid by Kinder Morgan pursuant to the merger agreement to Kinder Morgan. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.

The issuance of the fairness opinion was approved by an opinion committee of Evercore.

The merger consideration pursuant to the merger agreement was determined through arm’s-length negotiations between Kinder Morgan and El Paso and was approved by the Kinder Morgan board of directors. Evercore provided advice to Kinder Morgan during these negotiations. Evercore did not, however, recommend any specific merger consideration to Kinder Morgan or the Kinder Morgan board of directors or that any specific merger consideration constituted the only appropriate consideration for the transaction. Evercore’s opinion to the Kinder Morgan board of directors was one of many factors taken into consideration by the Kinder Morgan board of directors in deciding to approve the transaction. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Kinder Morgan board of directors with respect to the merger consideration or of whether the Kinder Morgan board of directors would have been willing to agree to different consideration.

Under the terms of Evercore’s engagement letter with Kinder Morgan, Evercore provided Kinder Morgan financial advisory services and a financial opinion in connection with the transactions. Pursuant to the terms of its engagement letter, a success fee of $15.0 million is payable to Evercore upon consummation of the transactions. Of the success fee, $2.0 million was payable upon delivery of Evercore’s fairness opinion to the Kinder Morgan board of directors. In addition, Kinder Morgan has agreed to reimburse Evercore for its reasonable out-of-pocket expenses (including reasonable legal fees, expenses and disbursements) incurred in connection with its engagement and to indemnify Evercore and any of its members, parties, officers, directors, advisors, representatives, employees, agents, affiliates or controlling persons, if any, against certain liabilities and expenses arising out of its engagement and any related transaction.

During the two year period prior to the date of Evercore’s opinion, no material relationship existed between Evercore and its affiliates, on the one hand, and Kinder Morgan, El Paso or any of their respective affiliates, on the other hand, pursuant to which compensation was received or was intended to be received by Evercore or its affiliates as a result of such a relationship, and no such relationship was mutually understood to have been contemplated. Evercore may provide financial or other services to Kinder Morgan, El Paso or any of their respective affiliates in the future (including in connection with the contemplated divestitures of assets following the completion of the transactions) and in connection with any such services Evercore may receive compensation.

In the ordinary course of business, Evercore or its affiliates may actively trade the equity, debt or other securities, or related derivative securities, or other financial instruments, including bank loans and other obligations, of Kinder Morgan, El Paso, KMP, EPB, KMR or any of their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

The Kinder Morgan board of directors engaged Evercore to act as a financial advisor based on its qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

Opinion of Barclays Capital to the Kinder Morgan Board of Directors

Kinder Morgan engaged Barclays Capital to act as a financial advisor with respect to the transactions. On October 16, 2011, Barclays Capital rendered its oral opinion (which was subsequently confirmed in writing) to Kinder Morgan’s board of directors that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration to be paid by Kinder Morgan in the transactions was fair, from a financial point of view, to Kinder Morgan.

The full text of Barclays Capital’s written opinion, dated as of October 16, 2011, is attached as Annex G to this information statement/proxy statement/prospectus. Barclays Capital’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays Capital in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays Capital’s opinion and the methodology that Barclays Capital used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays Capital’s opinion, the issuance of which was approved by Barclays Capital’s Fairness Opinion Committee, is addressed to the board of directors of Kinder Morgan, addresses only the fairness, from a financial point of view, of the consideration to be paid by Kinder Morgan in the transactions and does not constitute a recommendation to any stockholder of Kinder Morgan as to how such stockholder should vote with respect to the transactions or any other matter. The terms of the transactions were determined through arm’s-length negotiations between Kinder Morgan and El Paso and were approved by Kinder Morgan’s board of directors. Barclays Capital did not recommend any specific form of consideration to Kinder Morgan or that any specific form of consideration constituted the only appropriate consideration for the transactions. Barclays Capital was not requested to address, and its opinion does not in any manner address, Kinder Morgan’s underlying business decision to proceed with or effect the transactions or the likelihood of consummation of the transactions. In addition, Barclays Capital expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the transactions, or any class of such persons, relative to the merger consideration to be paid by Kinder Morgan in the transactions or otherwise. No limitations were imposed by Kinder Morgan’s board of directors upon Barclays Capital with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays Capital reviewed and analyzed, among other things:

•	the merger agreement and the specific terms of the transactions;

•

publicly available information concerning Kinder Morgan, KMP, KMR, El Paso and EPB that Barclays Capital believed to be relevant to its analysis, including, without limitation, each of their respective Annual Reports on Form 10-K for the fiscal year ended 2010 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2011 and June 30, 2011;

•

financial and operating information with respect to the businesses, operations and prospects of Kinder Morgan, KMP and KMR furnished to Barclays Capital by Kinder Morgan, including financial projections of Kinder Morgan prepared by management of Kinder Morgan (referred to in this section as the “Kinder Morgan Projections”);

•

financial and operating information with respect to the businesses, operations and prospects of El Paso and EPB furnished to Barclays Capital by the management of El Paso and Kinder Morgan, including (i) financial projections of El Paso and EPB prepared by management of El Paso (the “El Paso Projections”) and (ii) financial projections of El Paso and EPB prepared by management of Kinder Morgan (referred to in this section as the “Kinder Morgan El Paso Projections”);

•	the trading history of El Paso common stock from October 15, 2009 to October 14, 2011 and a comparison of that trading history with other companies that Barclays Capital deemed relevant;

•

the trading history of Kinder Morgan common stock and El Paso common stock from February 10, 2011 to October 14, 2011 and a comparison of those trading histories with each other and with those of other companies that Barclays Capital deemed relevant;

•	a comparison of the historical financial results and present financial condition of Kinder Morgan and El Paso with each other and with those of other companies that Barclays Capital deemed relevant;

•	a comparison of the financial terms of the transactions with the financial terms of certain other transactions that Barclays Capital deemed relevant;

•

the potential pro forma impact of the transactions on the current and future financial performance of the combined company, including (i) the amounts and timing of the cost savings and operating synergies (referred to in this section as the “Expected Synergies”) expected by the management of Kinder Morgan to result from the transactions, (ii) the anticipated impact of certain asset dispositions and transfers discussed with the management of Kinder Morgan and (iii) the estimated tax savings expected to result from the historical net operating losses of El Paso expected by the management of Kinder Morgan to result from the transactions ((i) through (iii) collectively, referred to in this section as the “Expected Benefits”);

•	published estimates by independent equity research analysts with respect to the future financial performance of Kinder Morgan and El Paso;

•	the relative trading liquidity of Kinder Morgan common stock and the common stock of the pro forma combined company; and

•

estimates of certain (i) proved reserves, as of December 31, 2010, for El Paso prepared by the management of El Paso and audited by a third-party reserve engineer and rolled forward by the management of El Paso to July 1, 2011 and (ii) probable and possible reserves and contingent resources, as of July 1, 2011, prepared by the management of El Paso ((i) and (ii) collectively, referred to in this section as the “El Paso Reserve Reports”).

In addition, Barclays Capital had discussions with the managements of Kinder Morgan and El Paso concerning their respective businesses, operations, assets, liabilities, financial conditions and prospects and undertook such other studies, analyses and investigations as Barclays Capital deemed appropriate.

In arriving at its opinion, Barclays Capital assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays Capital without any independent verification of such information and without assuming any responsibility or liability for any independent verification of such information and further relied upon the assurances of the managements of Kinder Morgan and El Paso they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Kinder Morgan Projections, upon the advice of Kinder Morgan, Barclays Capital assumed that such projections had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Kinder Morgan as to the future financial performance of Kinder Morgan and Barclays Capital relied on such projections in arriving at its opinion. With respect to the El Paso Projections, upon the advice of El Paso and Kinder Morgan, Barclays Capital assumed that such projections had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of El Paso as to the future financial performance of El Paso. With respect to the Kinder Morgan El Paso Projections, upon the advice of Kinder Morgan, Barclays Capital assumed that such projections had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Kinder Morgan as to the future financial performance of El Paso and Barclays Capital relied on such projections in arriving at its opinion. With respect to the Expected Benefits, Barclays Capital assumed that the amount and timing of the Expected Benefits were reasonable as estimated by the management of Kinder Morgan and Barclays Capital also assumed, upon the advice of Kinder Morgan, that the Expected Benefits would be realized substantially in accordance with such estimates. With respect to the El Paso Reserve Reports, Barclays Capital discussed these reports with the managements of Kinder Morgan and El Paso and upon the advice of

Kinder Morgan and El Paso, Barclays Capital assumed that the El Paso Reserve Reports were a reasonable basis upon which to evaluate the proved, probable and possible reserve and contingent resource levels of El Paso. In addition, at the direction of Kinder Morgan, Barclays Capital considered the possible asset divestitures and concessions that Kinder Morgan may have to make in connection with the process to obtain governmental and regulatory approval for the transactions (referred to in this section as the “Possible Divestitures”), which were discussed with Barclays Capital by the management of Kinder Morgan. Barclays Capital assumes no responsibility for and Barclays Capital expressed no view as to any projections or estimates described above in this paragraph or the assumptions on which they were based.

In arriving at its opinion, Barclays Capital did not conduct a physical inspection of the properties and facilities of either Kinder Morgan or El Paso, and did not make or obtain any evaluations or appraisals of the assets or liabilities of either Kinder Morgan or El Paso. Barclays Capital’s opinion necessarily is based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion letter. Barclays Capital assumes no responsibility for updating or revising its opinion based on events or circumstances that may occur after the date of its opinion. In addition, Barclays Capital expressed no opinion as to the prices at which shares of (i) Kinder Morgan Class P common stock or El Paso common stock would trade at any time following the announcement of the transactions or (ii) Kinder Morgan Class P common stock would trade at any time following the consummation of the transactions.

Barclays Capital assumed the accuracy of the representations and warranties contained in the merger agreement and all agreements related thereto. In addition, Barclays Capital assumed that the transactions would be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Other than as contemplated by the Possible Divestitures, Barclays Capital also assumed, upon the advice of Kinder Morgan, that necessary governmental, regulatory and third party approvals, consents and releases for the transactions would be obtained without any adverse effect that is material to Kinder Morgan, the combined company or the benefits expected by the management of Kinder Morgan to be realized from the transactions. Barclays Capital did not express any opinion as to any tax or other consequences that might result from the transactions, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which Barclays Capital understands that Kinder Morgan obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays Capital performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays Capital did not ascribe a specific range of values to the shares of El Paso common stock but rather made its determination as to fairness, from a financial point of view, to Kinder Morgan of the merger consideration to be paid by Kinder Morgan in the transactions on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays Capital did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays Capital believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial, comparative and other analyses used by Barclays Capital in preparing its opinion to Kinder Morgan’s board of directors. Certain financial, comparative and other analyses summarized below include information presented in tabular format. In order to fully understand the financial, comparative and other analyses used by Barclays Capital, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial, comparative and other analyses. In performing its analyses, Barclays Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Kinder Morgan or any other parties to the proposed transaction. None of Kinder Morgan, El Paso, Barclays Capital or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Summary of Analyses

Barclays Capital prepared separate valuations of El Paso both before and after considering the pro forma impact of the Expected Synergies from the transactions, and Kinder Morgan before considering the pro forma impact of the Expected Synergies in the transactions. In determining valuation for El Paso, Barclays Capital used the following methodologies:

•	discounted cash flows analysis,

•	comparable companies analysis,

•	comparable transactions analysis,

•	analysis of equity research analyst price targets and

•	sum of the parts analysis.

In determining valuation for Kinder Morgan, Barclays Capital used the following methodologies:

•	discounted cash flows analysis,

•	comparable companies analysis,

•	comparable transactions analysis and

•	analysis of equity research analyst price targets.

Each of these methodologies was used to generate reference enterprise or equity value ranges for each of El Paso and Kinder Morgan, respectively. The enterprise value ranges for each company were adjusted for appropriate on-balance sheet and off-balance sheet assets and liabilities to arrive at implied equity value ranges (in aggregate dollars) for each company, including, as applicable without limitation, for El Paso: the after-tax net present value of El Paso’s commodity hedging portfolio; the net present value of the tax savings expected to result from El Paso’s historical net operating losses; the pro forma impact of applicable divestiture activity by El Paso; and El Paso’s interests in EPB. The implied equity value ranges for each of El Paso and Kinder Morgan, respectively, were then divided by diluted shares outstanding, comprised of primary shares and incorporating the dilutive effect of outstanding options and restricted stock, as appropriate, in order to derive implied equity value ranges per share for each company.

The implied equity value ranges per share of El Paso common stock were compared to the value of the merger consideration to be paid by Kinder Morgan in the transactions. In addition, the value of the merger consideration to be paid by Kinder Morgan in the transactions was compared, for each valuation methodology, to the total summation of the implied equity value range per share of Kinder Morgan common stock multiplied by the 0.4187 exchange ratio plus the cash consideration of $14.65 per share and a range of values for the 0.640 Kinder Morgan warrants per El Paso share calculated as described below. In addition, the implied equity value ranges per share of Kinder Morgan common stock were compared to Kinder Morgan’s closing stock price of $26.89 on October 14, 2011.

Barclays Capital analyzed the equity value ranges per share of El Paso before considering the pro forma impact of the Expected Synergies from the transactions under each of the analyses listed above. In addition, Barclays Capital estimated the enterprise value range of the value attributable to the Expected Synergies using the same discounted cash flow analysis methodology outlined below for El Paso. The resultant enterprise value ranges were added to the results of the discounted cash flow analysis, the comparable companies analysis and the sum of the parts analysis, respectively, as outlined below to provide additional analyses of equity value ranges per share for El Paso after considering the pro forma impact of the Expected Synergies from the transactions.

In addition to analyzing the value of El Paso and Kinder Morgan, Barclays Capital also analyzed and reviewed (i) the pro forma impact of the transactions on the current and future financial performance of the combined company including the pro forma impact of the Expected Benefits on the projected estimates for 2012, 2013, 2014 and 2015 for (a) distributable cash flow per share and dividends per share for Kinder Morgan, (b) distributable cash flow and distributions per limited partner (referred to in this section as an “LP”) unit for KMP and (c) distributable cash flow and distributions per LP unit for EPB and (ii) certain publicly available information related to selected corporate transactions to calculate the amount of premiums paid by the acquirers to the acquired company’s stockholders.

The range of values for the 0.640 Kinder Morgan warrants per El Paso share used in each of the analyses below was calculated based on (i) the Black-Scholes option valuation model and (ii) the net present value of the expected warrant valuation at the end of the warrant term. For the Black-Scholes option valuation model, Barclays Capital used a volatility range of 25% to 35% for the pro forma combined company based upon the historical volatility of each of El Paso and Kinder Morgan. For the net present value of the expected warrant valuation analysis, Barclays Capital used a discount rate range of 11.0% to 14.0% (consistent with the discount rate range for Kinder Morgan in the Discounted Cash Flow Analysis below) and an assumed dividend yield range of 4.30% to 4.70%. These analyses produced an estimated value per warrant range of $1.25 to $3.00, or a range of values for the 0.640 Kinder Morgan warrants per El Paso share of $0.75 to $2.00.

In particular, in applying the various valuation methodologies to the particular businesses, operations and prospects of El Paso and Kinder Morgan, and the particular circumstances of the transactions, Barclays Capital made qualitative judgments as to the significance and relevance of each analysis. In addition, Barclays Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of El Paso and Kinder Morgan. Accordingly, the methodologies and the implied common equity value ranges derived therefrom must be considered as a whole and in the context of the narrative description of the financial analyses, including the assumptions underlying these analyses. Considering the implied common equity value ranges without considering the full narrative description of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the process underlying, and conclusions represented by, Barclays Capital’s opinion.

The implied equity value ranges per share, derived using the various valuation methodologies listed above, supported the conclusion that the merger consideration to be paid by Kinder Morgan in the transactions was fair, from a financial point of view, to Kinder Morgan.

Discounted Cash Flow Analysis

In order to estimate the present values of El Paso common stock and Kinder Morgan common stock, Barclays Capital performed discounted cash flow analyses of each of El Paso and Kinder Morgan. A discounted cash flow analysis is a traditional valuation methodology used to derive the valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a range of discount rates that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value ranges of El Paso using discounted cash flow analysis, Barclays Capital added (i) projected after-tax unlevered free cash flows for fiscal years 2012 through 2015 based on the Kinder Morgan El Paso Projections to (ii) the “terminal value” of El Paso, as of December 31, 2015, and discounted such amounts to their present value using a range of selected discount rates. Specifically, Barclays Capital used a discount rate range of 7.0% to 10.0%. The discount rates were based on Barclays Capital’s analysis of the weighted average cost of capital for El Paso as well as the weighted average cost of capital for companies with similar size and with regulated pipelines and oil and gas exploration and production (referred to in this section as “E&P”) operations, as applicable. The residual value of El Paso at the end of the forecast period, or “terminal value,” was estimated by applying enterprise value multiples ranging from 5.0x to 9.0x to Kinder Morgan’s 2015 estimate of earnings before interest, taxes and depreciation and amortization (referred to in this section as “EBITDA”). The enterprise value range for El Paso yielded by the El Paso discounted cash flow analysis implied an equity value range for El Paso of $20.13 to $33.13 per share before considering the pro forma impact of the Expected Synergies from the transactions and an equity range for El Paso of $21.98 to $35.85 per share after considering the pro forma impact of the Expected Synergies from the transactions.

To calculate the estimated equity value ranges for Kinder Morgan, Barclays Capital added (i) projected after-tax levered free cash flows for the fiscal years 2012 through 2015 based on the Kinder Morgan Projections to (ii) the terminal value of Kinder Morgan, as of December 31, 2015, and discounted such amounts to their present value using a range of selected discount rates. Specifically, for Kinder Morgan, Barclays Capital used a discount rate range of 11.0% to 14.0%. The discount rates were based on Barclays Capital analysis of the estimated cost of Kinder Morgan equity based upon equity research analysts’ estimates of 3-year compound annual growth rates for equity cash distributions to Kinder Morgan stockholders and equity analysts’ estimates of long-term yields for Kinder Morgan’s common stock. For Kinder Morgan, the terminal value assumed an equity yield range of 4.0% to 5.0%, which was selected based on the trading yields of selected comparable publicly traded companies with a similar focus in pipelines and midstream assets. The equity value range for Kinder Morgan yielded by the Kinder Morgan discounted cash flow analysis implied an equity value range for Kinder Morgan of $24.75 to $31.82 per share, as compared to Kinder Morgan’s closing stock price of $26.89 on October 14, 2011.

The valuation of the merger consideration to be paid by Kinder Morgan in the transactions implied by the discounted cash flow analysis for Kinder Morgan before considering the pro forma impact of the Expected Synergies from the transactions and the merger consideration, taken as the exchange ratio plus cash consideration of $14.65 and the value range for the 0.640 Kinder Morgan warrants per El Paso share, implied an equity value range of $25.76 to $29.97 per El Paso share. Barclays Capital noted that this implied equity value range per El Paso share was in line with the implied equity value range per El Paso share yielded by Barclays Capital’s discounted cash flow analysis before considering the pro forma impact of the Expected Synergies from the transactions for El Paso.

Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies, Barclays Capital reviewed and compared specific financial and operating data relating to El Paso and Kinder Morgan with selected companies that Barclays Capital deemed comparable to El Paso and Kinder Morgan, based on Barclays Capital’s experience in the pipelines and midstream and E&P industries.

With respect to El Paso, Barclays Capital reviewed the public stock market trading multiples for the following companies, which Barclays Capital selected because of their size and focus in pipelines and midstream and, for one selected company, E&P. The companies selected were:

•	Enbridge Inc. (“Enbridge”)

•	ONEOK, Inc. (“ONEOK”)

•	Spectra Energy Corp (“Spectra”)

•	TransCanada Corporation (“TransCanada”)

•	The Williams Companies, Inc. (“Williams”)

Using publicly available information, Barclays Capital calculated and analyzed enterprise value multiples of each comparable company’s estimated EBITDA for 2011, 2012 and 2013 and, in the case of El Paso’s E&P business, earnings before interest, taxes, depreciation and amortization and exploration expense (referred to in this section as “EBITDAX”), for 2011 and 2012. The enterprise value of each comparable company was obtained by adding its outstanding debt to the sum of the market value of its common stock, the book value of its preferred stock and the book value of any minority interest minus its cash balance, as appropriate. Barclays Capital calculated the enterprise multiples of estimated EBITDA or EBITDAX, respectively, by dividing each company’s calculated enterprise value by its estimated EBITDA for 2011, 2012 and 2013 or by its estimated EBITDAX for 2011 and 2012, respectively.

In addition, using publicly available information, Barclays Capital reviewed the public stock market trading multiples for selected comparable companies for each of El Paso’s pipelines business and E&P business. The companies selected were:

Pipelines Business

•	Boardwalk Pipeline Partners, LP

•	Spectra Energy Partners, LP

•	Enbridge

•	Spectra

•	TransCanada

•	Williams

E&P Business

•	Bill Barrett Corporation

•	Cimarex Energy Co.

•	Newfield Exploration Company

•	Noble Energy, Inc.

•	Plains Exploration & Production Company (“Plains”)

•	QEP Resources, Inc.

•	SM Energy Company

The results of the El Paso comparable companies analysis are summarized below:

Multiple Range of Comparable Companies of El Paso:
Enterprise Value as a Multiple of:	Low	Median	High
El Paso
2011E EBITDA	7.2x	10.5x	15.3x
2012E EBITDA	6.4x	9.5x	14.0x
2013E EBITDA	5.7x	8.4x	13.1x
Pipelines
2011E EBITDA	7.2x	11.9x	15.3x
2012E EBITDA	6.4x	10.8x	14.0x
2013E EBITDA	5.7x	9.4x	13.1x
E&P
2011E EBITDAX	4.2x	5.3x	6.2x
2012E EBITDAX	3.6x	4.5x	5.3x
Latest Daily Production ($/MMcfepd)	$8,950	$10,468	$12,684
12/31/10 Pro Forma Proved Reserves ($/Mcfe)	$2.19	$2.48	$4.96

Barclays Capital selected the comparable companies listed above because their business and operating profiles are reasonably similar to that of El Paso. However, because of the inherent differences between the business, operations and prospects of El Paso and those of the selected comparable companies, Barclays Capital believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable companies analysis. Accordingly, Barclays Capital also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of El Paso and the selected comparable companies that could affect the public trading values of each of El Paso, El Paso’s pipelines business and El Paso’s E&P business in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degrees of operational risk between El Paso and the selected companies included in the comparable companies analysis. The enterprise value range for El Paso yielded by the El Paso comparable companies analysis implied an equity value range for El Paso of $16.28 to $27.56 per share before considering the pro forma impact of the Expected Synergies from the transactions and an equity range for El Paso of $18.21 to $30.28 per share after considering the pro forma impact of the Expected Synergies from the transactions.

With respect to Kinder Morgan, Barclays Capital reviewed the public stock market trading multiples for the following pipeline companies, which Barclays Capital selected because of their focus on pipelines and midstream businesses:

•	Energy Transfer Equity, L.P. (“Energy Transfer”)

•	ONEOK

•	Targa Resources Corp.

Using publicly available information, Barclays Capital calculated and analyzed equity value yields based upon each comparable company’s annualized latest quarterly distribution and equity research consensus estimates for 2012 and 2013 distributions. The results of the Kinder Morgan comparable companies analysis are summarized below:

	Range of Comparable Companies of Kinder Morgan:
Implied Equity Yield:	Low	Median	High
Annualized Latest Quarterly Distribution	3.3%	3.6%	7.0%
2012E Distribution	3.7%	4.7%	7.5%
2013E Distribution	4.4%	5.5%	7.8%

Barclays Capital selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of Kinder Morgan. However, because of the inherent differences between the business, operations and prospects of Kinder Morgan and those of the selected comparable companies, Barclays Capital believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable companies analysis. Accordingly, Barclays Capital also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Kinder Morgan and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degrees of operational risk between Kinder Morgan and the selected companies included in the comparable companies analysis. The comparable companies analysis implied an equity value range for Kinder Morgan of $23.34 to $30.41 per share, as compared to Kinder Morgan’s closing stock price of $26.89 on October 14, 2011.

The valuation of the merger consideration to be paid by Kinder Morgan in the transactions implied by the comparable companies analysis for Kinder Morgan before considering the pro forma impact of the Expected Synergies from the transactions and the merger consideration, taken as the exchange ratio plus cash consideration of $14.65 and the value range for the 0.640 Kinder Morgan warrants per El Paso share, implied an equity value range of $25.17 to $29.38 per El Paso share. Barclays Capital noted that this implied equity value range per El Paso share was generally in line with the implied equity value range per El Paso share yielded by Barclays Capital’s comparable companies analysis before considering the pro forma impact of the Expected Synergies from the transactions for El Paso.

Comparable Transaction Analysis

With respect to the comparable transactions analysis for El Paso, Barclays Capital reviewed and compared the purchase prices and financial multiples paid in selected transactions that Barclays Capital deemed relevant, based on its experience with merger and acquisition transactions, for each of El Paso’s pipelines business and E&P business. Barclays Capital chose such transactions based on, among other things, the similarity of the applicable target assets and companies in the selected transactions to El Paso’s pipelines business and E&P business, respectively, with respect to size, focus, portfolio composition and other characteristics of their businesses.

The following table sets forth the transactions analyzed for El Paso’s pipelines business based on such characteristics:

Pipelines Business

Acquirer	Seller	Target	Announcement Date
Regency Energy Partners, LP	Energy Transfer	49.9% of Midcontinent Express Pipeline LLC	May 11, 2010

Enterprise Products Partners, LP (“EPLP”)	TEPPCO Partners, LP	TEPPCO Partners, LP	June 29, 2009

Myria Acquisition, Inc.	Knight Inc. (which is now known as KMK)	80% of the ownership interests of MidCon, a wholly owned subsidiary of Knight Inc.	December 12, 2007

TC Pipelines, LP	El Paso	46.45% in Great Lakes Gas Transmission Limited Partnership	December 22, 2006

TransCanada	El Paso	ANR Pipeline Company and 3.55% interest in Great Lakes Gas Transmission	December 22, 2006

Energy Transfer	GE Energy Financial Services	Transwestern Pipeline Company, LLC	September 15, 2006

Plains All American Pipeline, LP	Pacific Energy Partners, LP	Pacific Energy Partners, LP	June 12, 2006

American International Group, Goldman Sachs Capital Partners, Kinder Morgan, Inc. Chairman and CEO Richard Kinder, Co-Founder Bill Morgan and a consortium of other investors	Kinder Morgan	Kinder Morgan	August 28, 2006

Loews Corporation (“Loews”), wholly owned subsidiary, TGT Pipeline, LLC	Entergy-Koch, LP	Gulf South Pipeline, LP	November 22, 2004

Southern Union Company (“SUG”) / GE Commercial Finance Energy Financial Services	Enron Corporation	CrossCountry Energy, LLC	September 1, 2004

TransCanada	National Energy & Gas Transmission, Inc.	Gas Transmission Northwest Corporation	February 24, 2004

Loews	Williams Companies	Texas Gas Transmission Corporation	April 14, 2003

SUG	CMS Energy Corporation	CMS Panhandle Companies	December 22, 2002

Acquirer	Seller	Target	Announcement Date
MidAmerican Energy Holdings Company	Dynegy Incorporated	Northern Natural Gas Company	July 29, 2002

Duke Energy Corporation	Westcoast Energy Inc.	Westcoast Energy Inc.	September 20, 2001

NiSource Inc.	Columbia Energy Group	Columbia Energy Group	February 28, 2000

El Paso	Coastal Corporation	Coastal Corporation	January 18, 2000

El Paso	Sonat Inc.	Sonat Inc.	March 15, 1999

Dominion Resources, Inc.	Consolidated Natural Gas Company	Consolidated Natural Gas Company	February 22, 1999

CMS Energy Corporation	Duke Energy Corporation	Panhandle Eastern Pipe Line Company, Trunkline Gas Company and Trunkline LNG Company	November 2, 1998

TransCanada	NOVA Corporation	NOVA Corporation	January 26, 1998

Houston Industries Inc.	NorAm Energy Corporation	NorAm Energy Corporation	August 11, 1996

El Paso	Tenneco Corporation	Tenneco Energy	June 19, 1996

The following table sets forth transactions analyzed for El Paso’s E&P business based on such characteristics:

E&P Business

Acquirer	Target	Announcement Date
BHP Billiton Group	Petrohawk Energy Corporation (“Petrohawk”)	July 15, 2011

ExxonMobil Corporation (“XOM”)	Phillips Resources Inc.	June 8, 2011

Eagle Rock Energy Partners, LP	Crow Creek Energy II, LLC	April 4, 2011

Chevron Corporation	Atlas Energy Corporation	November 9, 2010

ExxonMobil Corporation (“XOM”)	Ellora Energy, Inc.	July 21, 2010

Apache Corporation	Mariner Energy, Inc.	April 15, 2010

XOM	XTO Energy, Inc. (“XTO”)	December 14, 2009

XTO	Hunt Petroleum Corporation	June 10, 2008

Plains	Pogo Producing Company	July 17, 2007

Forest Oil Corporation	The Houston Exploration Company	January 7, 2007

Sandridge Energy, Inc.	American Real Estate Partners, LP	September 8, 2006

Anadarko Petroleum Corporation	Western Gas Resources, Inc.	June 23, 2006

Devon Energy Corporation	Chief Holding LLC	May 2, 2006

Petrohawk	KCS Energy, Inc.	April 21, 2006

ConocoPhillips Company	Burlington Resources Inc.	December 12, 2005

Chesapeake Energy Corporation	Columbia Natural Resources LLC	October 3, 2005

El Paso	Medicine Bow Energy Corporation	July 19, 2005

Petrohawk	Mission Resources Corporation	April 4, 2005

Cimarex Energy Corporation	Magnum Hunter Resources Inc.	January 26, 2005

XTO	Antero Resources Corporation	January 11, 2005

Using publicly available information, Barclays Capital calculated and analyzed enterprise multiples for 2011 estimated EBITDA for the pipeline business and latest daily production and proved reserves for the E&P business, respectively, in the comparable transactions analysis. The results of the comparable transaction analysis are summarized below:

	Multiple Range of Comparable Transactions of El Paso:
Enterprise Value as a Multiple of:	Low	Median	High
Pipelines
Latest Twelve Months (“LTM”) EBITDA	6.6x	9.5x	15.0x
E&P
Latest Daily Production ($/MMcfepd)	$8,097	$14,041	$43,182
Proved Reserves ($/Mcfe)	$1.96	$2.91	$9.34

The reasons for and the circumstances surrounding each of the selected comparable transactions analyzed were diverse and there are inherent differences between the businesses, operations, financial conditions and prospects of El Paso’s pipelines business and El Paso’s E&P business and the companies and assets included in the comparable transactions analysis. Accordingly, Barclays Capital believed that a purely quantitative comparable transactions analysis would not be particularly meaningful in the context of considering the transactions. Barclays Capital therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the transactions which would affect the acquisition values of the selected target companies and El Paso. Based upon these judgments, Barclays Capital selected enterprise value ranges, which implied an equity value range for El Paso before considering the pro forma impact of the Expected Synergies from the transactions of $17.57 to $28.80 per El Paso share.

With respect to the comparable transactions analysis for Kinder Morgan, Barclays Capital reviewed and compared the purchase prices and financial multiples paid in selected transactions for comparable acquisitions of general partner (referred to in this section as a “GP”) interests of master limited partnerships that Barclays Capital deemed relevant, based on its experience with merger and acquisition transactions. Barclays Capital chose such transactions based on, among other things, the similarity of the applicable target assets and partnerships in the transactions to Kinder Morgan’s businesses with respect to structure, focus, portfolio composition and other characteristics of their businesses.

The following table sets forth the transactions analyzed for Kinder Morgan based on such characteristics:

Acquirer	Seller	Announcement Date
Penn Virginia Resource Partners, LP	Penn Virginia GP Holdings, LP	September 21, 2010

EPLP	Enterprise GP Holdings, LP	September 7, 2010

Inergy, LP	Inergy Holding, LP	August 9, 2010

Buckeye Partners, LP	Buckeye GP Holdings, LP	June 11, 2010

Magellan Midstream Partners, LP	Magellan Midstream Holdings, LP	March 3, 2009

Markwest Energy Partners, LP	Markwest Hydrocarbon, Inc.	September 5, 2007

Valero, LP	Kaneb Pipe Line Partners, LP & Kaneb Services LLC	November 1, 2004

Vulcan Capital	Plains Resources Inc.	November 20, 2003

Using publicly available information, Barclays Capital calculated and analyzed enterprise multiples for Kinder Morgan based upon the annualized latest quarterly cash flow before interest expense distributed to the GP interest and distributable cash flow before interest expense to the GP interest based upon last twelve months (referred to in this section as “LTM”) and one-year forward estimates, respectively, for the comparable transactions. The results of the comparable transactions analysis are summarized below:

Multiple Range of Comparable Transactions of Kinder Morgan:
Enterprise Value as a Multiple of:	Low	Median	High
Annualized Latest Quarterly GP Cash Flow Distribution	12.7x	18.8x	26.1x
LTM GP Distributable Cash Flow	9.7x	15.5x	39.1x
1-Year Forward Distributable Cash Flow	9.0x	14.4x	25.6x

The reasons for and the circumstances surrounding each of the selected comparable transactions analyzed were diverse and there are inherent differences between the businesses, operations, financial conditions and prospects of Kinder Morgan’s business and the companies and assets included in the comparable transactions analysis. Accordingly, Barclays Capital believed that a purely quantitative comparable transactions analysis would not be particularly meaningful in the context of considering the transactions. Barclays Capital therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the transactions, which would affect the acquisition values of the selected target companies and assets and Kinder Morgan.

To the enterprise value ranges selected for the GP interest of Kinder Morgan in the comparable transactions analysis, Barclays Capital added value for the LP common units that Kinder Morgan owns of KMP and for the common units that Kinder Morgan owns of KMR, respectively, based upon the publicly traded market value of those units as of the close on October 14, 2011 and the book value of Kinder Morgan’s 20% interest in Natural Gas Pipeline Company of America to calculate an enterprise value range for Kinder Morgan. Based upon these assessments, Barclays Capital selected enterprise value ranges, which implied an equity value range for Kinder Morgan of $19.59 to $29.49 per share, as compared to Kinder Morgan’s closing stock price of $26.89 on October 14, 2011.

The valuation of the merger consideration to be paid by Kinder Morgan in the transactions implied by the comparable transactions analysis for Kinder Morgan before considering the pro forma impact of the Expected Synergies from the transactions and the merger consideration, taken as the exchange ratio plus cash consideration of $14.65 and the value range for the 0.640 Kinder Morgan warrants per El Paso share, implied an equity value range of $23.60 to $29.00 per El Paso share. Barclays Capital noted that this implied equity value range per El Paso share was in line with the implied equity value range per El Paso share yielded by Barclays Capital’s comparable transactions analysis before considering the pro forma impact of the Expected Synergies from the transactions for El Paso.

Equity Research Analyst Price Targets

Barclays Capital evaluated the publicly available price targets of El Paso and Kinder Morgan published by independent equity research analysts associated with various Wall Street firms. Barclays Capital used these research analyst price targets to calculate implied equity value per share ranges for each of El Paso and Kinder Morgan. Barclays Capital’s analysis of equity research analyst price targets for El Paso implied an equity value range for El Paso of $22.00 to $29.50 per share. Barclays Capital’s analysis of equity research analyst price targets for Kinder Morgan implied an equity value range for Kinder Morgan of $30.00 to $34.00 per share, as compared to Kinder Morgan’s closing stock price of $26.89 on October 14, 2011.

The valuation of the merger consideration to be paid by Kinder Morgan in the transactions implied by the analysis of equity research analyst price targets for Kinder Morgan before considering the pro forma impact of the Expected Synergies from the transactions and the merger consideration, taken as the exchange ratio plus cash consideration of $14.65 and the value range for the 0.640 Kinder Morgan warrants per El Paso share, implied an equity value range of $27.96 to $30.89 per El Paso share. Barclays Capital noted that this implied equity value range per El Paso share was generally in line with the implied equity value range per El Paso share yielded by Barclays Capital’s analysis of equity research analyst price targets before considering the pro forma impact of the Expected Synergies from the transactions for El Paso.

Sum of the Parts Analysis

Barclays Capital performed a sum of the parts analysis for El Paso by performing discounted cash flow analysis and comparable transactions analysis for the pipelines business and net asset valuation analyses, comparable companies analysis and comparable transactions analysis for the E&P business.

Pipelines Business

With respect to the pipelines business, Barclays Capital segmented the pipelines business into the following separate enterprises:

•	Tennessee Gas Pipeline

•	Rockies Pipelines System

•	El Paso Natural Gas Pipeline

•	Citrus / Florida Gas Transmission (El Paso’s 50% interest)

•	Ruby Pipeline (El Paso’s 50% interest)

•	Gulf LNG (El Paso’s 50% interest)

To calculate the estimated enterprise value ranges of each of the above outlined pipelines and other assets using discounted cash flow analysis, Barclays Capital added (i) projected after-tax unlevered free cash flows for fiscal years 2012 through 2015 based on the Kinder Morgan El Paso Projections to (ii) the terminal value of each pipeline and other asset, as of December 31, 2015, and discounted such amounts to their present value using a range of selected discount rates. The discount rates were based on Barclays Capital’s analysis of the discount rates implied by comparable pipeline transactions. The terminal value for each pipeline and other assets was estimated by applying enterprise value multiples to each pipeline’s and other assets’ 2015 estimate of EBITDA minus an estimate of 2015 “maintenance capital expenditures” (referred to as the “maintenance capex” or, the annual capital cost to maintain a constant level of EBITDA). The terminal value multiples were based on Barclays Capital’s analysis of EBITDA minus maintenance capex terminal value multiples implied by comparable pipeline transactions.

In addition to the discounted cash flow analysis performed for each of the above outlined pipelines and other assets, Barclays Capital performed a comparable transactions analysis for each pipeline and other asset. Barclays Capital reviewed and compared the purchase prices and financial multiples paid in selected other regulated pipeline transactions that Barclays Capital deemed relevant, based on its experience with merger and acquisition transactions. Barclays Capital chose such transactions based upon, among other things, the similarity of the applicable target in each selected transaction to El Paso’s pipelines business with respect to size, location of assets, prospects and other characteristics that Barclays Capital deemed relevant. Using publicly available information, Barclays Capital calculated and analyzed enterprise value multiples of LTM EBITDA, one-year forward projected EBITDA and EBITDA minus maintenance capex. Barclays Capital calculated the enterprise value multiples of LTM EBITDA, one-year forward EBITDA and EBITDA minus maintenance capex by dividing each transaction’s value by the latest disclosed LTM EBITDA, projected one-year forward EBITDA and EBITDA minus maintenance capex, respectively. Based upon the comparable regulated pipeline transactions, Barclays Capital applied multiples to estimates for each pipeline and other asset’s 2012 and 2013 EBITDA as well as 2012 and 2013 EBITDA minus maintenance capex.

The reasons for and the circumstances surrounding each of the selected comparable transactions analyzed were diverse and there are inherent differences between the businesses, operations, financial conditions and prospects of El Paso’s pipelines business and the companies and assets included in the comparable transactions analysis. Accordingly, Barclays Capital believed that a purely quantitative comparable transactions analysis would not be particularly meaningful in the context of considering the transactions. Barclays Capital therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and El Paso’s Pipelines business which would affect the acquisition values of the selected target companies and assets and El Paso’s Pipelines business.

Barclays Capital calculated and analyzed the enterprise value ranges for each pipeline and other asset outlined above as estimated by each discounted cash flow analysis and comparable transactions analysis to determine an enterprise value range for El Paso’ s pipelines business.

E&P Business

With respect to the E&P business, Barclays Capital performed two types of net asset valuation analyses (under different commodity price scenarios), comparable companies analysis and comparable transactions analysis.

For the first type of net asset valuation analysis (referred to in this section as “Reserve Report NAV”) performed for El Paso’s E&P business, Barclays Capital estimated the present value of the future after-tax cash flows expected to be generated from El Paso’s proved, probable and possible reserves as of July 1, 2011, based on reserve, production and capital cost estimates as of July 1, 2011. The present value of the future after-tax cash flows was determined using a range of discount rates and risking factors. The Reserve Report NAV analysis assumed a tax rate of 35% and a full step-up in tax basis. Barclays Capital added to such estimated value for proved, probable and possible reserves, assessments of the value of certain other assets and liabilities including, but not limited to, estimates of value for contingent resources (as estimated by El Paso), El Paso’s commodity hedging portfolio and El Paso estimates of divestiture activity in the E&P business since July 1, 2011. The net asset valuation analysis was performed under four commodity price scenarios (Case I, Case II, Case III and Case IV), which are described below.

Certain of the natural gas and oil price forecasts employed by Barclays Capital were based on New York Mercantile Exchange (“NYMEX”) price forecasts (Henry Hub, Louisiana delivery for natural gas and West Texas Intermediate, Cushing, Oklahoma delivery for oil) to which adjustments were made to reflect location and quality differentials. NYMEX gas price quotations stated in heating value equivalents per million British Thermal Units (“MMBtu”) were assumed to reflect the value per thousand cubic feet (“Mcf”) of gas. NYMEX oil price quotations are stated in dollars per barrel (“Bbl”) of crude oil.

The following table summarizes the natural gas and oil price forecasts Barclays Capital employed to estimate future after-tax cash flows for each of the reserve categories Barclays Capital considered for El Paso’s E&P business Reserve Report NAV. Case IV reflects the NYMEX strip as of the close of business on October 14, 2011.

	2012E	2013E	2014E	2015E	2016E	Thereafter
Oil—WTI ($/bbl)
Case I	$75.00	$75.00	$75.00	$75.00	$75.00	$75.00
Case II	$85.00	$85.00	$85.00	$85.00	$85.00	$85.00
Case III	$95.00	$95.00	$95.00	$95.00	$95.00	$95.00
Case IV	$88.21	$89.59	$90.20	$90.92	$91.73	$91.73
Gas—HHUB ($/Mcf)
Case I	$4.25	$4.25	$4.25	$4.25	$4.25	$4.25
Case II	$4.75	$4.75	$4.75	$4.75	$4.75	$4.75
Case III	$5.25	$5.25	$5.25	$5.25	$5.25	$5.25
Case IV	$4.20	$4.73	$5.05	$5.30	$5.51	$5.51

For the second type of net asset valuation analysis for El Paso’s E&P business (referred to in this section as “Drill-out Plan NAV”), Barclays Capital added together (i) the estimated present value of the future after-tax cash flows expected to be generated from El Paso’s proved developed reserves as per the Reserve Report NAV analysis for the (a) Eagle Ford Central, (b) Wolfcamp, (c) Altamont and (d) Haynesville Holly areas ((a) – (d) collectively, the (referred to in this section as “Development Areas”), (ii) the estimated present value of the future after-tax cash flows expected to be generated by development of the undeveloped portion of the Development Areas (referred to in this section as the “Development Areas Drill-out NAV”) and (iii) values for the remainder of the E&P business consistent with the Reserve Report NAV analysis. The Development Areas Drill-out NAV was determined by using a range of discount rates and risk factors and assumed development generally consistent with El Paso’s public disclosures regarding development of those respective areas. The Development Areas Drill-out NAV assumed a tax rate of 35% and a full step-up in tax basis. The Drill-out Plan NAV was performed under two commodity price scenarios consistent with Case II and Case IV, as described above. Barclays Capital added to such estimated value for the Drill-out Plan NAV, assessments of the value of certain other assets and liabilities including, but not limited to, estimates of El Paso’s commodity hedging portfolio and El Paso estimates of divestiture activity in the E&P business since July 1, 2011.

In addition to the Reserve Report NAV analyses and Drill-out Plan NAV analyses for the El Paso E&P business, Barclays Capital utilized publicly available information including a review of public stock market trading multiples for selected comparable companies for El Paso’s E&P business. Barclays Capital calculated and analyzed enterprise value multiples of each comparable company’s estimated EBITDA for 2011 and 2012 as well as enterprise value multiples of each comparable company’s latest daily production and proved reserves pro forma for any acquisition or divestiture activity. The enterprise value of each comparable company was obtained by adding its outstanding debt to the sum of the market value of its common stock, the book value of its preferred stock and the book value of any minority interest minus its cash balance, as appropriate.

Barclays Capital selected the comparable companies utilized in the comparable companies analysis of the El Paso E&P business because their business and operating profiles are reasonably similar to that of El Paso’s E&P business. However, because of the inherent differences between the business, operations and prospects of El Paso’s E&P business and those of the selected comparable companies, Barclays Capital believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable companies analysis. Accordingly, Barclays Capital also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of El Paso’s E&P business and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degrees of operational risk between El Paso’s E&P business and the selected companies included in the El Paso E&P business comparable companies analysis.

Further, with respect to El Paso’s E&P business, Barclays Capital also performed a comparable transactions analysis. Barclays Capital reviewed and compared the purchase prices and financial multiples paid in selected other corporate E&P transactions that Barclays Capital deemed relevant, based on its experience with merger and acquisition transactions. Barclays Capital chose such transactions based upon, among other things, the similarity of the applicable target in each transaction to El Paso’s E&P business with respect to size, location of assets, gas weighting and other characteristics that Barclays Capital deemed relevant. Using publicly available information, Barclays Capital calculated and analyzed enterprise value multiples of latest daily production and proved reserves in the comparable transactions. Barclays Capital calculated the enterprise value multiples of latest daily production and proved reserves by dividing each transaction’s value by the disclosed latest daily production and proved reserves, respectively.

The reasons for and the circumstances surrounding each of the selected comparable transactions analyzed were diverse and there are inherent differences between the businesses, operations, financial conditions and prospects of El Paso’s E&P business and the targets included in the comparable transactions analysis. Accordingly, Barclays Capital believed that a purely quantitative comparable transactions analysis would not be particularly meaningful in the context of considering El Paso’s E&P business. Barclays Capital therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and El Paso’s E&P business which would affect the acquisition values of the selected target companies and assets and El Paso’s E&P business.

Barclays Capital calculated and analyzed the enterprise value ranges for the Reserve Report NAV analyses, Drill-out NAV analyses, comparable companies analysis and comparable transactions analysis for El Paso’s E&P business to determine an enterprise value range for El Paso’s E&P business.

Other Businesses

To calculate the sum of parts analysis enterprise value range for El Paso, Barclays Capital added (i) an assessment of the range of value for El Paso’s midstream business (based upon multiples implied by comparable midstream transactions Barclays Capital deemed relevant), (ii) an assessment of the range of value of El Paso’s GP interest in EPB (based upon multiples of comparable publicly traded GP interests Barclays Capital deemed relevant), (iii) an assessment of the range of value attributable to the EPB LP units owned by El Paso (based upon the range of prices the EPB LP units traded in the public market from October 15, 2010 to October 14, 2011); (iv) an assessment of the after-tax net present value of unallocated corporate expenses at El Paso; (v) the enterprise value range for El Paso’s pipelines business as outlined above and (vi) the enterprise value range for El Paso’s E&P business as outlined above.

The enterprise value range for El Paso yielded by the El Paso sum of the parts analysis implied an equity value range for El Paso of $18.86 to $28.18 per share before considering the pro forma impact of the Expected Synergies from the transactions and an equity range for El Paso of $20.75 to $30.90 per share after considering the pro forma impact of the Expected Synergies from the transactions.

Pro Forma Merger Consequences Analysis

Barclays Capital analyzed the pro forma impact of the transactions including the expected pro forma impact of the Expected Benefits from the transactions on Kinder Morgan’s projected distributable cash flow per share and dividends per share, KMP’s projected distributable cash flow per LP unit and distribution per LP unit and EPB’s projected distributable cash flow per LP unit and distribution per LP unit, respectively, for each of 2012, 2013, 2014 and 2015. Barclays Capital prepared a pro forma merger model, which was based upon the Kinder Morgan El Paso Projections and the Kinder Morgan Projections and the expected pro forma impact of the Expected Benefits of the transactions. Barclays Capital then compared the pro forma distributable cash flow per share and dividends per share for Kinder Morgan and the distributable cash flow per LP unit and distribution per LP unit for each of KMP and EPB, respectively, on a standalone basis to the corresponding amounts in the pro forma combined company. Barclays Capital noted that, on a pro forma basis, assuming the achievement of the assumptions in the pro forma merger model, the transactions would be accretive to the 2012, 2013, 2014 and 2015 distributable cash flow per share and dividends per share at Kinder Morgan; 2013, 2014 and 2015 distributable cash flow per LP unit and distributions per LP unit at KMP and 2012, 2013, 2014 and 2015 distributable cash flow per LP unit and distributions per LP unit at EPB, respectively.

Premiums Analysis

Barclays Capital reviewed certain publicly available information related to selected corporate transactions to calculate the amount of the premiums paid by the acquirers to the acquired company’s stockholders. Barclays Capital analyzed all domestic corporate energy transactions announced for the period from January 26, 1995 to October 14, 2011 with total transaction values in excess of $1 billion.

For each of the precedent transactions analyzed, Barclays Capital calculated the premiums paid by the acquirer by comparing the per share purchase price in each transaction to the historical stock price of the acquired company as of 1-day, 5-days, and 20-days prior to the announcement date as well as based upon the

52-week high prior to the announcement date. Barclays Capital compared the premiums paid in the precedent transactions to the premium levels in the transactions based on closing prices as of October 14, 2011. The table below sets forth the summary results of the analysis:

	Percentage Premium /(Discount) to the Closing Price Prior to Transaction Announcement
	1-Day	5-Days	20-Days	52-Week High
Selected corporate energy transactions greater than $1 billion since January 26, 1995
Median	20.9%	22.0%	22.6%	7.6%
Mean	22.0%	22.6%	25.2%	5.8%
High	65.0%	58.0%	68.0%	43.2%
Low	(4.3%)	(5.8%)	(4.0%)	(29.4%)

Implied premium based on the merger consideration (as of October 14, 2011 close)	37.2%	46.3%	56.5%	24.7%

The premiums paid analysis yielded median premiums per share ranging from 7.6% to 20.9% for the selected corporate energy transactions greater than $1 billion since January 26, 1995 as compared to the range of implied premiums of 24.7% to 56.5% based on the merger consideration of $26.87 per El Paso share to be paid by Kinder Morgan in the transactions.

General

Barclays Capital is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with: mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Kinder Morgan’s board of directors selected Barclays Capital because of its familiarity with El Paso and Kinder Morgan, and because of Barclays Capital’s qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, knowledge of the industries in which El Paso and Kinder Morgan operate, as well as substantial experience in transactions comparable to the proposed transactions.

Barclays Capital is acting as financial advisor to Kinder Morgan in connection with transactions. As compensation for its services in connection with the transactions, an opinion fee of $1,000,000 was earned by Barclays Capital upon the delivery of its fairness opinion. Additionally, an advisory fee of $14,000,000 will be payable on consummation of the transactions. In addition, Kinder Morgan has agreed to reimburse Barclays Capital for its expenses and indemnify Barclays Capital for certain liabilities that may arise out of its engagement. Barclays Capital has performed various investment banking and financial services for Kinder Morgan and its affiliates and El Paso and its affiliates in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, in the past two years, Barclays Capital has performed the following investment banking and financial services for Kinder Morgan and KMP and their affiliates, for which Barclays Capital received customary compensation: (i) in August 2011, Barclays Capital acted as joint bookrunner on Kinder Morgan’s $750 million notes offering; (ii) in June 2011, Barclays Capital acted as joint bookrunner on KMP’s 6.7 million units offering; (iii) in February 2011, Barclays Capital acted as joint bookrunner on Kinder Morgan’s 109.8 million share initial public offering; (iv) in November 2010, Barclays Capital acted as joint bookrunner on Kinder Morgan’s $750 million notes offering; (v) in May 2010, Barclays Capital acted as joint bookrunner on KMP’s 6.5 million units offering, (vi) in May 2010, Barclays Capital acted as co-manager on KMP’s $1.0 billion notes offering and (vii) in December 2009, Barclays Capital acted as joint bookrunner on KMP’s 4.5 million units offering. In addition, Barclays Capital has performed the following investment banking and financial services for El Paso and EPB and their affiliates, for which Barclays Capital received customary compensation; (i) in May 2011, Barclays Capital acted as joint bookrunner on EPB’s 14.0 million units offering; (ii) in March 2011, Barclays Capital acted as joint bookrunner on EPB’s 13.8 million units offering; (iii) in November 2010, Barclays Capital acted as joint bookrunner on EPB’s 11.9 million units offering; (iv) in September 2010, Barclays Capital acted as co-manager on EPB’s 11.5 million units offering; (v) in June 2010, Barclays Capital acted as joint bookrunner on EPB’s 11.5 million units offering and (vi) in January 2010, Barclays Capital acted as joint bookrunner on EPB’s 9.9 million units offering. In addition, Kinder Morgan has requested and Barclays Capital is participating in the financing required in connection with the consummation of the transactions and Barclays Capital will receive customary fees in connection therewith.

Barclays Capital is a full service securities firm engaged in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays Capital and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Kinder Morgan and its affiliates and El Paso and its affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Interests of Certain El Paso Persons in the Transactions

When considering the recommendation of the board of directors of El Paso with respect to the transactions, you should be aware that El Paso’s executive officers and directors may have interests in the transactions that are different from, or in addition to, those of El Paso’s stockholders more generally. These interests may present such executive officers and directors with actual or potential conflicts of interest. The board of directors of El Paso was aware of these interests during its deliberations on the merits of the transactions and in deciding to recommend that you vote for the adoption of the merger agreement and approval of the transactions contemplated by the merger agreement at the special meeting.

Acceleration of Vesting and Conversion of Equity Awards

All of El Paso’s executive officers hold vested and unvested stock options to purchase shares of El Paso common stock, restricted shares of El Paso common stock and/or performance-based restricted stock units granted under El Paso’s equity compensation plans. In addition, certain non-employee members of the board of directors of El Paso hold vested stock options to purchase shares of El Paso common stock granted under El Paso’s director stock option plans. Upon the second merger, each outstanding stock option, restricted share and performance-based restricted stock unit will, to the extent unvested, automatically vest (in the case of performance-based restricted stock units, at the target (i.e., 100%) level of attainment) and be converted into the right to receive, at the election of the holder (which election will apply to all, but not less than all, of such holder’s outstanding equity awards), but subject to proration with respect to the cash portion, either cash or a mixture of cash and shares of Kinder Morgan Class P common stock for all shares subject to such awards (in the case of stock options, less the aggregate exercise price). Each holder will also receive warrants as part of the merger consideration in respect of such equity awards.

For an estimate of the amounts that would be payable to each of El Paso’s named executive officers, including Douglas L. Foshee (Chairman, President and Chief Executive Officer (referred to as “CEO”)), John R. Sult (Executive Vice President and Chief Financial Officer), Brent J. Smolik (Executive Vice President and President of EP Energy), James C. Yardley (Executive Vice President, Pipeline Group) and D. Mark Leland (Executive Vice President and President of Midstream), for their unvested equity-based awards in connection with the second merger, see “—Quantification of Change of Control and Termination Payments and Benefits to the El Paso Named Executive Officers.” El Paso estimates that the aggregate amount that would be payable to El Paso’s executive officers who are not named executive officers for their unvested equity-based awards if the effective time of the second merger were October 31, 2011 is approximately $16,368,231. El Paso’s non-employee directors do not hold any unvested equity-based awards.

Change of Control and Termination Benefits Under El Paso Plans

In the event of a termination of employment without “cause” or a resignation for “good reason,” in each case within two years following (or, under certain circumstances, in anticipation of) a change of control of El Paso, which would include the second merger, all of El Paso’s executive officers (other than James J. Cleary) would receive certain compensation and benefits paid or provided by El Paso under its 2004 Key Executive Severance Protection Plan. Such benefits include:

(1) a lump-sum cash severance payment within 30 days of the executive’s termination of employment (subject to a six-month delay to the extent necessary to avoid the imposition of penalty taxes under Section 409A of the Code) equal to the sum of (A) a prorated amount in respect of the target bonus granted to the executive for the year in which the termination occurs, and (B) the product of (x) a severance multiple of two or three (with three applying to Mr. Foshee, the CEO, and two applying to executive vice presidents and senior vice presidents, including all other named executive officers), and (y) the sum of the executive’s then-current base salary and target bonus;

(2) continuation of life insurance and flexible spending account, medical and dental benefits for the executive and the executive’s dependents for a number of years equal to the executive’s severance multiple (i.e., three years for Mr. Foshee and two years for executive vice presidents and senior vice presidents, including all other named executive officers);

(3) reimbursement, on an after-tax basis, of excise taxes imposed under Section 4999 of the Code on any severance payments and other benefits provided by El Paso or any of its affiliates under the plan or otherwise, unless the value of the payments and benefits does not exceed 110% of the maximum amount payable without triggering such excise taxes (referred to as the “safe harbor amount”), in which case the payments and benefits will be reduced to such safe harbor amount; and

(4) payment of legal fees and expenses incurred by the executive to enforce any rights or benefits under the plan.

Under the 2004 Key Executive Severance Plan, “good reason” means any of the following events after (or, under certain circumstances, in anticipation of) the second merger: (i) a change in the executive’s status, position or responsibilities (including reporting responsibilities) which, in the executive’s reasonable judgment, represents a substantial reduction of the executive’s status, position or responsibilities as in effect immediately prior thereto; (ii) the assignment to the executive of any duties or responsibilities which are, in the executive’s reasonable judgment, inconsistent with such status, position or responsibilities; (iii) any removal of the executive from or failure to reappoint or reelect the executive to any of such positions, except in connection with the termination of the executive’s employment for “cause” (as defined in the plan), “permanent disability” (as defined in the plan), as a result of the executive’s death, or by the executive other than for good reason; (iv) a reduction in annual base salary; (v) the requirement (without the consent of the executive) that the executive have a principal place of employment which is outside a 35-mile radius of the principal place of employment immediately prior to the second merger, except for reasonably required travel on company business which is not materially greater than such travel requirements prior to the second merger; (vi) the failure by El Paso or any of its affiliates to (A) continue in effect any material compensation or benefit plan, program or practice in which the executive was participating immediately prior to the second merger, including, without limitation, the 2001 Omnibus Incentive Compensation Plan, the El Paso Corporation Pension Plan, the El Paso Corporation Supplemental Benefits Plan and the El Paso Corporation Retirement Savings Plan, with any amendments and restatements of such plans made prior to the second merger, or (B) provide the executive with compensation and benefits at least equal (in terms of benefit levels and/or reward opportunities) to those provided for under each compensation or employee benefit plan, program and practice of El Paso and its affiliates as in effect immediately prior to the second merger (or as in effect following the second merger, if greater); (vii) a material breach by El Paso of any provision of the plan; or (viii) any purported termination of the executive’s employment for “cause” which does not otherwise comply with the terms of the 2004 Key Executive Severance Plan.

In the case of Mr. Cleary, in the event of a termination of employment without “cause” or a resignation for “good reason,” in each case within two years following (or, under certain circumstances, in anticipation of) a change of control of El Paso, which would include the second merger, he would receive certain compensation and benefits under the El Paso 1998 Key Executive Severance Protection Plan, including (i) a lump-sum cash severance payment within 30 days of the termination of his employment (subject to a six month delay to the extent necessary to avoid the imposition of penalty taxes under Section 409A of the Code) equal to the product of (x) a severance multiple of three, and (y) the sum of his then-current base salary and maximum bonus, (ii) continuation of life insurance and flexible spending account, medical and dental benefits for the executive and the executive’s dependents (on a tax-free basis) for eighteen months, (iii) payment of legal fees and expenses incurred by the executive to enforce any rights or benefits under the plan and (iv) a lump-sum supplemental pension payment pursuant to El Paso’s supplemental pension plan calculated by adding three years of additional service. In addition, Mr. Cleary is entitled to receive full reimbursement of any excise taxes imposed under Section 4999 of the Code on any severance payments and other benefits provided by El Paso or any of its affiliates under the plan or otherwise. Under the 1998 Key Executive Severance Plan, “good reason,” in relevant part, has the meaning set forth above in the 2004 Key Executive Severance Plan.

With respect to El Paso’s executive officers, for the one-year period beginning upon a change of control of El Paso, which would include the second merger, El Paso must pay for financial and tax-planning benefits provided to each of the executives pursuant to an arrangement between El Paso and a third-party provider. Under El Paso’s nonqualified deferred compensation plans for non-employee members of the board of directors of El Paso, amounts deferred under the plans with respect to a non-employee director become payable at the time such director ceases to be a member of the board of directors of El Paso, which is expected to occur for certain of El Paso’s non-employee directors in connection with the transactions. Following a change of control of El Paso, which would include the second merger, El Paso’s commitment to donate charitable awards designated by members of the board of directors of El Paso who participate in the El Paso Charitable Award Plan, as amended and restated, become irrevocable, and after a change of control of El Paso the board of directors may not amend, modify, or terminate a charitable award in any manner that would decrease the value of the award.

Retention Plan Bonus Payments

Pursuant to the merger agreement, El Paso must, in consultation with Kinder Morgan, adopt a retention plan for full-time employees of El Paso who primarily provides services to El Paso’s exploration and production business (referred to as the “El Paso Corporation—EP Energy Retention Plan”). Amounts will be earned under the El Paso Corporation—EP Energy Retention Plan based on (i) the continued performance of services, (ii) the attainment of specified levels of gross sale proceeds in respect of EP Energy business assets sold within no later than 12 months after closing of the second merger and (iii) the date the EP Energy business assets are sold. As of the date of mailing of this information statement/proxy statement/prospectus, certain of El Paso’s executive officers, including Brent J. Smolik, have been designated as participants in the El Paso Corporation—EP Energy Retention Plan and will be eligible to receive retention bonus payments described above (to the extent earned) in amounts expressed as a percentage interest in a pool, the value of which will depend on the attainment of specified levels of gross sale proceeds in respect of EP Energy business assets sold within no later than 12 months after closing of the second merger and the date the EP Energy business assets are sold, which is not determinable at this time. Neither the overall size of, nor the allocations to particular participants in, the El Paso Corporation—EP Energy Retention Plan has yet been determined.

Funding of Benefits Under Benefits Protection Trust

In connection with the proposed transactions, El Paso and its affiliates may, to the extent required by the trustee of the El Paso Corporation Benefits Protection Trust, be required to contribute amounts to the El Paso Corporation Benefits Protection Trust to fund a portion of the unfunded present value of benefit and payment liabilities that may be triggered in the future under certain compensation plans of El Paso, including El Paso equity compensation plans (excluding the 2005 Omnibus Incentive Compensation Plan), the El Paso

Supplemental Benefits Plan, and nonqualified deferred compensation plans for non-employee members of the El Paso board of directors. Certain of El Paso’s executive officers and directors participate in such plans, and benefits and payments under the plans may therefore be funded in respect of such executive officers and directors under the El Paso Corporation Benefits Protection Trust in connection with the proposed transactions.

Directors of Kinder Morgan

The merger agreement provides that Kinder Morgan will take such actions as are necessary to expand the size of the Kinder Morgan board of directors and to appoint two individuals designated by El Paso to fill such vacancies effective as of the effective time of the second merger. As of the date of this information statement/proxy statement/prospectus, El Paso has not yet determined which two individuals will be its designees on the Kinder Morgan board of directors.

Code Section 280G Tax Mitigation Actions

Pursuant to the merger agreement, El Paso and Kinder Morgan may agree to take certain actions to mitigate any adverse tax consequences triggered under Code Sections 280G and 4999 in connection with the proposed transactions, including, for example, accelerating the vesting of payments or accelerating the payment of amounts that would otherwise be paid in 2012 into 2011.

Indemnification of Executive Officers and Directors

The merger agreement provides for indemnification in favor of the current and former directors and officers of El Paso and its subsidiaries (including El Paso’s executive officers) and for the purchase of directors’ and officers’ liability insurance and fiduciary liability insurance tail or run-off policies with respect to matters existing or occurring at or prior to the effective time of the merger.

New Arrangements with Kinder Morgan and 2012 Equity Grants

Prior to the effective time of the second merger, Kinder Morgan and its affiliates may initiate negotiations of agreements, arrangements and understandings with El Paso’s executive officers regarding compensation and benefits and may enter into definitive agreements regarding employment with, or the right to participate in the equity of, Kinder Morgan, in each case on a going-forward basis following the completion of the second merger.

In addition, El Paso and Kinder Morgan have agreed that on or about July 15, 2012 (if the effective time of the second merger occurs prior to July 15, 2012), or as soon as reasonably practicable after the effective time of the second merger if the second merger occurs on or after July 15, 2012), Kinder Morgan shall grant equity awards to certain El Paso employees who are retained by Kinder Morgan following the closing of the second merger on terms and conditions (including vesting) generally consistent with Kinder Morgan’s equity compensation program for grants made by Kinder Morgan to its employees in 2012, as if such El Paso employees had been Kinder Morgan employees as of the date Kinder Morgan made equity grants to its employees in July 2012.

Ownership of Equity Interests in Kinder Morgan and Affiliates

Steven J. Shapiro, Thomas Hix, Robert Goldman and Ferrell McClean, each of whom is a member of the board of directors of El Paso, as of the date of board approval of the proposed transactions each held of record or may be deemed to have owned beneficially, and as of the date of mailing of this information statement/proxy statement/prospectus each continued to hold of record or may be deemed to own beneficially, shares of common stock of Kinder Morgan and/or equity interests in KMP and other affiliates of Kinder Morgan, the value of which may be affected in connection with the proposed transactions.

Quantification of Change of Control and Termination Payments and Benefits to the El Paso Named Executive Officers

The following table sets forth the amount of payments and benefits that each El Paso named executive officer would receive in connection with the transactions, assuming the consummation of the second merger occurred on October 31, 2011, and (except as provided otherwise in the footnotes to the table) the employment of the named executive officer were terminated other than for cause or the named executive officer resigned for good reason, in each case on such date. The payments and benefits are subject to a non-binding advisory vote of El Paso’s stockholders, as described under “—Interests of Certain El Paso Persons in the Transactions.” For additional details regarding the terms of the payments quantified below, see “—Interests of Certain El Paso Persons in the Transactions.”

Change of Control and Termination Compensation

Named Executive Officer	Cash(1)	Equity(2)	Pension/ NQDC	Perquisites / Benefits(3)	Tax Reimbursement(4)	Other(5)	Total(6)
Douglas L. Foshee	$8,580,031	$25,830,411	$0	$55,361	$0	$0	$34,465,803
John R. Sult	1,957,015	4,465,613	0	27,126	972,932	0	7,622,686
Brent J. Smolik	2,820,000	7,855,473	0	42,126	0	0	10,717,599
James C. Yardley	2,316,267	7,557,302	0	35,958	0	0	9,909,527
D. Mark Leland	2,316,267	7,454,561	0	42,126	0	0	9,812,954

(1)	As described above, this amount equals the “double-trigger” lump-sum cash severance payment provided to the executive under the terms of the 2004 Key Executive Severance Protection Plan within 30 days following a qualifying termination of employment after (or, in certain circumstances, in anticipation of) the second merger (subject to a six-month delay to the extent necessary to avoid the imposition of penalty taxes under Section 409A of the Code), which equals the sum of (A) a prorated amount in respect of the target bonus granted to the executive for the year in which the termination occurs, and (B) the product of (x) two (three in the case of Mr. Foshee, El Paso’s CEO), and (y) the sum of the executive’s then-current base salary and target bonus. For purposes of calculating the pro-rated amount in respect of each executive’s target bonus granted for the year in which the termination occurs, El Paso has assumed that the termination of employment occurs on the last day of the year in which the termination of employment occurs (which, for this purpose, is assumed to be December 31, 2011), which would trigger a payment equal to 100% of the target bonus granted to the executive for the 2011 fiscal year.
(2)	As described above, the amount equals the value of the “single-trigger” conversion upon the consummation of the second merger of all “in-the-money” unvested stock options to purchase El Paso common stock, restricted shares of El Paso common stock, and performance-based restricted stock units held by the executive that as of October 31, 2011 convert into the right to receive, at the election of the executive (which election applies to all, but not less than all, of the executive’s outstanding equity awards), but subject to proration with respect to the cash portion, either cash or a mixture of cash and shares of Kinder Morgan Class P common stock for all shares subject to such awards (in the case of stock options, less the aggregate exercise price). Performance-based restricted stock units “single-trigger” vest upon the consummation of the second merger based on target (i.e., 100%) level of attainment. Set forth below are the values of each type of equity-based award that would be converted upon the consummation of the second merger. For purposes of these calculations, because the price per share that El Paso stockholders will receive is not a fixed dollar amount, El Paso has (as required under Item 402(t) of Regulation S-K) used the average closing price per share of El Paso common stock over the five business days following the public announcement of the transactions on October 16, 2011. The value reported in respect of awards of performance-based restricted stock units includes the value of dividend equivalents that would become payable with respect to the portion of the award that vests upon the effective time of the second merger (i.e., the target amount, or 100%). These amounts are:

	Single-Trigger Vesting
Named Executive Officers	Stock Options	Restricted Shares of El Paso Common Stock	Performance-based Restricted Stock Units	Total
Douglas L. Foshee	$10,747,128	$12,111,778	$2,971,505	$25,830,411
John R. Sult	1,838,780	1,943,726	683,107	4,465,613
Brent J. Smolik	3,088,262	3,571,793	1,195,418	7,855,473
James C. Yardley	3,088,262	3,275,076	1,193,964	7,557,302
D. Mark Leland	3,088,262	3,341,651	1,024,648	7,454,561

(3)	As described above, the amount equals the value of the “double-trigger” health and welfare and life insurance continuation benefits provided to each executive under the terms of the 2004 Key Executive Severance Protection Plan upon a qualifying termination of employment. With respect to Messrs. Foshee, Smolik, Yardley and Leland, the amount also includes the “single trigger” cost of financial and tax-planning benefits ($20,000 in the case of Mr. Foshee and $15,000 in the case of each of Messrs. Smolik, Yardley and Leland) required to be paid for by El Paso pursuant to an arrangement between El Paso and a third-party provider for the one-year period immediately following a change of control of El Paso, which would include the second merger. Mr. Sult elected not to participate in such program.
(4)	As described above, the amount equals the value of the “double-trigger” tax reimbursement benefits provided to each executive under the terms of the 2004 Key Executive Severance Protection Plan for any excise taxes triggered under Section 4999 of the Code, assuming that the second merger occurs on October 31, 2011. If the second merger occurs in 2012 (which is the expectation of the parties), the amount of the tax reimbursement benefits provided to each executive for excise taxes triggered under Section 4999 of the Code may be different than the amount reported in the table above. Additionally, as described above, El Paso and Kinder Morgan may agree to take certain actions to mitigate any adverse tax consequences triggered under Code Sections 280G and 4999 in connection with the proposed transactions, including, for example, accelerating the vesting of payments or accelerating the payment of amounts that would otherwise be paid in 2012 into 2011, which actions could reduce the amount of each executive’s tax reimbursement benefits.
(5)	As described above, the value of Mr. Smolik’s retention bonus payable pursuant to the El Paso Corporation—EP Energy Retention Plan will be dependent upon the level of gross sale proceeds from the sale of EP Energy assets and the time such assets are sold. Neither the overall size of, nor the allocations to particular participants in, the El Paso Corporation—EP Energy Retention Plan has yet been determined.

(6)	The amount includes the aggregate dollar value of the sum of all amounts reported in the preceding columns.

Board of Directors and Management of Kinder Morgan After the Transactions

The directors and executive officers of Kinder Morgan prior to the transactions will continue as the directors and executive officers of Kinder Morgan immediately after the transactions. In addition, the merger agreement provides that Kinder Morgan will take all action necessary, including increasing the size of the Kinder Morgan board and amending Kinder Morgan’s shareholders agreement to effect such increase, to elect two individuals designated by El Paso to the Kinder Morgan board. As of the date of this information statement/proxy statement/prospectus, El Paso has not determined whom it will designate to join the Kinder Morgan board.

Set forth below is information concerning Kinder Morgan’s current directors and executive officers. Kinder Morgan’s directors are elected by the vote of a plurality of Kinder Morgan’s various classes of capital stock, voting as a single class, each to serve until his or her successor is duly elected or appointed and qualified or until his or her earlier death, retirement, disqualification, resignation or removal. All of Kinder Morgan’s officers serve at the discretion of its board of directors. The ages set forth below are as of October 31, 2011.

Name	Age	Position
Richard D. Kinder	67	Director, Chairman and Chief Executive Officer
C. Park Shaper	43	Director and President
Steven J. Kean	50	Director, Executive Vice President and Chief Operating Officer
Henry Cornell	55	Director
Deborah A. Macdonald	59	Director
Michael Miller	52	Director
Michael C. Morgan	43	Director
Kenneth A. Pontarelli	41	Director
Fayez Sarofim	82	Director
Joel V. Staff	67	Director
John Stokes	60	Director
R. Baran Tekkora	38	Director
Glenn A. Youngkin	44	Director
Kimberly A. Dang	41	Vice President and Chief Financial Officer
David D. Kinder	37	Vice President, Corporate Development and Treasurer
Joseph Listengart	43	Vice President, General Counsel and Secretary
James E. Street	55	Vice President, Human Resources and Administration

Richard D. Kinder served as Chief Manager and Chief Executive Officer of Kinder Morgan Holdco LLC from May 2007 until completion of the initial public offering in February 2011, at which time he assumed the positions of Director, Chairman and Chief Executive Officer. He is also Director, Chairman and Chief Executive Officer of KMR, Kinder Morgan G.P., Inc. and KMK. Mr. Kinder has served as Director, Chairman and Chief Executive Officer of KMR since its formation in February 2001. He was elected Director, Chairman and Chief Executive Officer of KMK in October 1999. He was elected Director, Chairman and Chief Executive Officer of Kinder Morgan G.P., Inc. in February 1997. Mr. Kinder was elected President of KMR, Kinder Morgan G.P., Inc. and KMK in July 2004 and served as President until May 2005. Mr. Kinder is the uncle of David D. Kinder, Vice President, Corporate Development and Treasurer of Kinder Morgan, KMR, Kinder Morgan G.P., Inc. and KMK. Mr. Kinder’s experience as Chief Executive Officer of KMK and of KMR, combined with his service as Kinder Morgan’s Chairman and Chief Executive Officer provide him with a familiarity with Kinder Morgan’s strategy, operations and finances that can be matched by no one else. In addition, Mr. Kinder’s significant equity ownership in Kinder Morgan aligns his economic interests with those of Kinder Morgan’s other stockholders.

C. Park Shaper served as Manager and President of Kinder Morgan Holdco LLC from May 2007 until completion of the initial public offering in February 2011, at which time he assumed the positions of Director and President. He is also Director and President of KMR, Kinder Morgan G.P., Inc. and KMK. Mr. Shaper was elected President of KMR, Kinder Morgan G.P., Inc. and KMK in May 2005. He served as Executive Vice President of KMR, Kinder Morgan G.P., Inc. and KMK from July 2004 until May 2005. Mr. Shaper was elected Director of KMR and Kinder Morgan G.P., Inc. in January 2003 and of KMK in May 2007. He was elected Vice President, Treasurer and Chief Financial Officer of KMR upon its formation in February 2001, and served as its Treasurer until January 2004, and its Chief Financial Officer until May 2005. He was elected Vice President, Treasurer and Chief Financial Officer of KMK in January 2000, and served as its Treasurer until January 2004, and its Chief Financial Officer until May 2005. Mr. Shaper was elected Vice President, Treasurer and Chief Financial Officer of Kinder Morgan G.P., Inc. in January 2000, and served as its Treasurer until January 2004 and its Chief Financial Officer until May 2005. He received a Masters of Business Administration degree from the J.L. Kellogg Graduate School of Management at Northwestern University. Mr. Shaper also has a Bachelor of Science degree in Industrial Engineering and a Bachelor of Arts degree in Quantitative Economics from Stanford University. Mr. Shaper is also a trust manager of Weingarten Realty Investors. Mr. Shaper’s experience as Kinder Morgan’s President, together with his experience as an executive officer of various Kinder Morgan entities, provide him valuable management and operational expertise and intimate knowledge of Kinder Morgan’s business operations, finances and strategy.

Steven J. Kean served as Manager and Chief Operating Officer of Kinder Morgan Holdco LLC from May 2007 until completion of the initial public offering in February 2011, at which time he assumed the positions of Director, Executive Vice President and Chief Operating Officer. He is also Executive Vice President and Chief Operating Officer of KMR, Kinder Morgan G.P., Inc. and KMK. Mr. Kean was elected Executive Vice President and Chief Operating Officer of KMR, Kinder Morgan G.P., Inc. and KMK in January 2006. He served as Executive Vice President, Operations of KMR, Kinder Morgan G.P., Inc. and KMK from May 2005 to January 2006. He served as President, Natural Gas Pipelines of KMR and Kinder Morgan G.P., Inc. from July 2008 to November 2009. He served as President, Texas Intrastate Pipeline Group from June 2002 until May 2005. He served as Vice President of Strategic Planning for the Kinder Morgan Gas Pipeline Group from January 2002 until June 2002. Mr. Kean received his Juris Doctor from the University of Iowa in May 1985 and received a Bachelor of Arts degree from Iowa State University in May 1982. Mr. Kean’s experience as one of Kinder Morgan’s executives since 2002 provides him valuable management and operational expertise and a thorough understanding of Kinder Morgan’s business operations and strategy.

Henry Cornell served as a Manager of Kinder Morgan Holdco LLC from May 2007 until completion of the initial public offering in February 2011, at which time he continued as a Director. He is a managing director of Goldman, Sachs & Co. and the Chief Operating Officer of its Merchant Banking Division, which includes all of the firm’s corporate, real estate and infrastructure investment committees. He is a member of all of its global Merchant Banking Investment Committees. Mr. Cornell serves on the boards of directors of Cobalt International Energy, Inc., First Marblehead Corporation, Hony Capital III, L.P., Hony Capital 2008, Kenan Advantage Group, McJunkin Red Man Corporation and USI Holdings Corporation. Mr. Cornell is Chairman of The Citizens Committee of New York City, Treasurer and Trustee of the Whitney Museum of American Art, Trustee of Grinnell College, a member of The Council on Foreign Relations, Trustee Emeritus of the Asia Society, Trustee Emeritus of the Japan Society and a member of Sotheby’s International Advisory Board. Mr. Cornell joined Goldman, Sachs & Co. in 1984 and became a partner in 1994. Prior to joining Goldman, Sachs & Co., Mr. Cornell practiced law with Davis Polk & Wardwell from 1981 to 1984 in New York and London. Mr. Cornell holds a B.A. from Grinnell College and a J.D. from New York Law School. Mr. Cornell has significant experience with energy companies and investments and familiarity with Kinder Morgan’s industry and capital markets activity, which enhance his contributions to the board of directors.

Deborah A. Macdonald was elected as a Director in April 2011. For the past five years, Ms. Macdonald has served on the boards of several private charitable organizations. Ms. Macdonald served as Vice President (President, Natural Gas Pipelines) of KMK, KMR and Kinder Morgan G.P., Inc. from June 2002 until September 2005 and served as President of NGPL from October 1999 until March 2003. Ms. Macdonald received her Juris Doctor, summa cum laude, from Creighton University in May 1980 and received a Bachelors degree, magna cum laude, from Creighton University in December 1972. As a result of Ms. Macdonald’s prior service as an executive officer of KMK, she possesses a familiarity with Kinder Morgan’s business operations, financial strategy and organizational structure which enhance her contributions to the board of directors.

Michael Miller served as a Manager of Kinder Morgan Holdco LLC from May 2007 until completion of the initial public offering in February 2011, at which time he continued as a Director. Mr. Miller is a Partner at Highstar Capital LP and has been with the firm since 2001. He serves on Highstar’s Investment Committee and Executive Committee. Mr. Miller has over 20 years of experience in direct investments, principally in the energy, waste-to-energy, conventional and renewable power sectors and utilities. Mr. Miller currently serves on the boards of directors of Star Atlantic Waste Holdings, L.P. and Utilities, Inc. Mr. Miller received a B.S. from

Rensselaer Polytechnic Institute, an M.B.A. from the University of Chicago and is a CFA charter holder. Mr. Miller has significant experience with public companies and investments and familiarity with Kinder Morgan’s industry and capital markets activity, which enhance his contributions to the board of directors.

Michael C. Morgan served as a Manager of Kinder Morgan Holdco LLC from May 2007 until completion of the initial public offering in February 2011, at which time he continued as a Director. From 2003 until the Going Private Transaction, Mr. Morgan served as a director of KMK. He has been Chairman and Chief Executive Officer of Triangle Peak Partners, LP, a registered investment adviser and fund manager, since April 2008. He also has been President of Portcullis Partners, L.P., a private investment partnership, since October 2004. Mr. Morgan has been a director of Bunchball, Inc. since June 2011, a director of DriveCam, Inc. since July 2009, and an observer to the board of directors of SCIenergy Inc., since April 2011 and was a director of Kayne Anderson MLP Investment Company and Kayne Anderson Energy Total Return Fund, Inc. from May 2007 until March 2008. Mr. Morgan was President of KMK, KMR and Kinder Morgan G.P., Inc. from July 2001 to July 2004. Mr. Morgan served as Vice President—Strategy and Investor Relations of KMR from February 2001 to July 2001. He served as Vice President-Strategy and Investor Relations of KMK and Kinder Morgan G.P., Inc. from January 2000 to July 2001. He served as Vice President, Corporate Development of Kinder Morgan G.P., Inc. from February 1997 to January 2000. Mr. Morgan was Vice President, Corporate Development of KMK from October 1999 to January 2000. Mr. Morgan received an M.B.A. from Harvard Business School and a Bachelor of Arts and a Masters of Arts from Stanford University. As a result of Mr. Morgan’s prior service as a director of KMK, he possesses a familiarity with Kinder Morgan’s business operations, financial strategy and organizational structure which enhance his contributions to the board of directors.

Kenneth A. Pontarelli served as a Manager of Kinder Morgan Holdco LLC from May 2007 until completion of the initial public offering in February 2011, at which time he continued as a Director. He is also a Director of KMK Mr. Pontarelli is a managing director of Goldman, Sachs & Co. Mr. Pontarelli was elected Director of KMK upon the consummation of the Going Private Transaction in May 2007. He joined Goldman, Sachs & Co. in 1997, became a managing director in 2004 and became a partner in 2006. Mr. Pontarelli serves on the boards of directors of CCS Corporation, Cobalt International Energy, Inc., Energy Future Holdings Corp. and Expro International Group Ltd. He received a B.S. from Syracuse University and an M.B.A. from the Harvard Business School. Mr. Pontarelli’s over 10 years of experience as an investment banker and experience as a director of both public and private companies provide him with an understanding of strategic planning, management and financial matters which enhance his contributions to the board of directors.

Fayez Sarofim served as a Manager of Kinder Morgan Holdco LLC from May 2007 until completion of the initial public offering in February 2011, at which time he continued as a Director. He has been Chairman of the Board and President of Fayez Sarofim & Co., a registered investment advisor, for more than five years. Over the past five years, Mr. Sarofim has served as a director of Unitrin, Inc. and Argo Group International Holdings, Ltd. and was a director of KMK prior to the Going Private Transaction. As a result of Mr. Sarofim’s prior service as a director of KMK, he possesses a familiarity with Kinder Morgan’s business operations, financial strategy and organizational structure which enhance his contributions to the board of directors.

Joel V. Staff was elected as a Director in April 2011. Mr. Staff was Chief Executive Officer of RRI Energy, Inc. from April 2003 until his retirement in May 2007. He also served as RRI Energy, Inc.’s Chairman of the Board from April 2003 to October 2008 and Executive Chairman of the Board from October 2008 until his retirement from the board in June 2009. Mr. Staff was a director of Ensco International Incorporated between May 2002 and May 2008. Mr. Staff’s experience as a senior executive in the energy industry provide him with an understanding of the issues Kinder Morgan faces, which enhance his contributions to Kinder Morgan’s board of directors.

John Stokes served as a Manager of Kinder Morgan Holdco LLC from September 2008 until completion of the initial public offering in February 2011, at which time he continued as a Director. Mr. Stokes joined Highstar Capital LP in 2002 as a full-time consultant and became a partner in 2005. Mr. Stokes currently serves on the board of directors of Utilities, Inc. Mr. Stokes received a BS in Mechanical Engineering from Clemson University and an MBA from the University of Miami. Mr. Stokes has over 35 years of experience in various sectors of the infrastructure industry, including conventional and renewable electric power generation, fuel procurement, energy trading, and project development and finance, which enhance his contributions to the board of directors.

R. Baran Tekkora served as a Manager of Kinder Morgan Holdco LLC from November 2010 until completion of the initial public offering in February 2011, at which time he continued as a Director. Mr. Tekkora is a Managing Director of Riverstone Holdings LLC and has been with the firm since 2005. He is primarily engaged in generating and managing the firm’s investments in the midstream and oil field services segments of the energy industry. Prior to joining Riverstone, Mr. Tekkora was a Vice President at Goldman, Sachs & Co. in the Natural Resources Group. Mr. Tekkora joined Goldman, Sachs & Co. in 1996 and focused on all segments of the energy and power industry. Mr. Tekkora serves on the boards of directors of Hudson Products Corp. and Permian Tank & Manufacturing, Inc. Previously, he served on the boards of directors of Petroplus Holdings AG and FDR Holdings Ltd. Mr. Tekkora graduated summa cum laude with a Bachelor degree in Economics and Mathematics from Hamilton College in 1996. Mr. Tekkora has a wide variety of mergers and acquisitions, strategic advisory and capital markets experience in many sectors of the energy industry, which enhance his contributions to the board of directors.

Glenn A. Youngkin served as a Manager of Kinder Morgan Holdco LLC from May 2007 until completion of the initial public offering in February 2011, at which time he continued as a Director. Mr. Youngkin is Chief Operating Officer of The Carlyle Group and serves on Carlyle’s Management Committee. From October 2010 until March 2011, Mr. Youngkin served as Carlyle’s interim chief financial officer. From 2005 to early 2008, Mr. Youngkin was the Global Head of the Industrial investment team. From 2000 to 2005, Mr. Youngkin led Carlyle’s buyout activities in the United Kingdom, and from 1995 to 2000 he was part of the U.S. buyout team. Prior to joining Carlyle, Mr. Youngkin was a management consultant with McKinsey & Company. Mr. Youngkin also previously worked in the investment banking group at CS First Boston. Mr. Youngkin received a B.S. in mechanical engineering and a B.A. in managerial studies from Rice University and his M.B.A. from the Harvard Business School, where he was a Baker Scholar. Mr. Youngkin currently serves on the Board of Directors of PQ Corporation, and Scalina S.A., both Carlyle portfolio companies. Mr. Youngkin also serves on the Board of Trustees of the Langley School and AlphaUSA, and the Board of Directors of the Rice Management Company. Mr. Youngkin has significant experience with public companies and investments and familiarity with Kinder Morgan’s industry and capital markets activity, which enhance his contributions to the board of directors.

Kimberly A. Dang served as Chief Financial Officer of Kinder Morgan Holdco LLC from May 2007 until completion of the initial public offering in February 2011, at which time she continued as Vice President and Chief Financial Officer. She is also Vice President and Chief Financial Officer of KMR, Kinder Morgan G.P., Inc. and KMK. Mrs. Dang was elected Chief Financial Officer of KMR, Kinder Morgan G.P., Inc. and KMK in May 2005. She served as Treasurer of KMR, Kinder Morgan G.P., Inc. and KMK from January 2004 to May 2005. She was elected Vice President, Investor Relations of KMR, Kinder Morgan G.P., Inc. and KMK in July 2002 and served in that role until January 2009. From November 2001 to July 2002, she served as Director, Investor Relations of KMR, Kinder Morgan G.P., and KMK. Mrs. Dang has received a Masters in Business Administration degree from the J.L. Kellogg Graduate School of Management at Northwestern University and a Bachelor of Business Administration degree in accounting from Texas A&M University.

David D. Kinder served as Treasurer of Kinder Morgan Holdco LLC from May 2007 until completion of the initial public offering in February 2011, at which time he continued as Vice President, Corporate Development and Treasurer. He is also Vice President, Corporate Development and Treasurer of KMR, Kinder Morgan G.P., Inc. and KMK. Mr. Kinder was elected Treasurer of KMR, Kinder Morgan G.P., Inc. and KMK in May 2005. He was elected Vice President, Corporate Development of KMR, Kinder Morgan G.P., Inc. and KMK in October 2002. He served as manager of corporate development for KMK and Kinder Morgan G.P., Inc. from January 2000 to October 2002. Mr. Kinder graduated cum laude with a Bachelors degree in Finance from Texas Christian University in 1996. Mr. Kinder is the nephew of Richard D. Kinder.

Joseph Listengart served as General Counsel and Secretary of Kinder Morgan Holdco LLC from May 2007 until completion of the initial public offering in February 2011, at which time he continued as Vice President, General Counsel and Secretary. He is also Vice President, General Counsel and Secretary of KMR, Kinder Morgan G.P., Inc. and KMK. Mr. Listengart was elected Vice President, General Counsel and Secretary of KMR upon its formation in February 2001. He was elected Vice President and General Counsel of Kinder Morgan G.P., Inc. and Vice President, General Counsel and Secretary of KMK in October 1999. Mr. Listengart was elected Secretary of Kinder Morgan G.P., Inc. in November 1998 and has been an employee of Kinder Morgan G.P., Inc. since March 1998. Mr. Listengart received his Masters in Business Administration from Boston University in January 1995, his Juris Doctor, magna cum laude, from Boston University in May 1994, and his Bachelor of Arts degree in Economics from Stanford University in June 1990.

James E. Street is Vice President, Human Resources and Administration of KMR, Kinder Morgan G.P., Inc. and KMK and assumed the position of Vice President, Human Resources and Administration of Kinder Morgan, Inc. upon completion of the initial public offering in February 2011. Mr. Street was elected Vice President, Human Resources and Administration of KMR upon its formation in February 2001. He was elected Vice President, Human Resources and Administration of Kinder Morgan G.P., Inc. and KMK in August 1999. Mr. Street received a Masters of Business Administration degree from the University of Nebraska at Omaha and a Bachelor of Science degree from the University of Nebraska at Kearney.

Material U.S. Federal Income Tax Consequences of the Transactions

The following is a general discussion of the material U.S. federal income tax consequences of the transactions to U.S. holders (as defined below) of El Paso common stock. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax. This discussion is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this information statement/proxy statement/prospectus. These authorities may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those U.S. holders (as defined below) of El Paso common stock that hold their shares of El Paso common stock and will hold their shares of New El Paso common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your individual circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	a real estate investment trust;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a regulated investment company or a mutual fund;

•	a “controlled foreign corporation” or a “passive foreign investment company”;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of El Paso common stock subject to the alternative minimum tax provisions of the Code;

•	a holder of El Paso common stock that received El Paso common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a holder of El Paso common stock that has a functional currency other than the U.S. dollar;

•	a holder of El Paso common stock that holds El Paso common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a person that is not a U.S. holder (as defined below); or

•	a U.S. expatriate.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of El Paso common stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds El Paso common stock, the U.S. federal income tax consequences of the transactions of a partner in such partnership (or owner of such entity) generally will depend on the status of the partner and the activities of the partnership (or entity). Any entity treated as a partnership for U.S. federal income tax purposes that holds El Paso common stock, and any partners in such partnership, should consult their own tax advisors with respect to the tax consequences of the transactions in their specific circumstances.

The tax consequences of the transactions will depend on your specific situation. You should consult with your own tax advisor as to the tax consequences of the transactions in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

Tax Consequences of the Transactions Generally

The parties intend for each of (i) the first merger and the LLC conversion, taken together, and (ii) the second merger and the third merger, taken together, to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. It is a condition to El Paso’s obligation and Kinder Morgan’s obligation to complete the transactions that El Paso receive an opinion from Wachtell Lipton, dated as of the date of the first merger, to the effect that the first merger and the LLC conversion, taken together, will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. It is also a condition to El Paso’s obligation and Kinder Morgan’s obligation to complete the transactions that El Paso receive an opinion from Wachtell Lipton dated as of the closing date of the second merger and the third merger, to the effect that the second merger and third merger, taken together, will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In addition, in connection with the filing of the registration statement of which this document is a part, Wachtell Lipton has delivered an opinion to El Paso and Kinder Morgan to the same effect as the opinion described above. These opinions will be based on facts, representations and assumptions set forth or referred to in the opinions and on representation letters provided by El Paso and Kinder Morgan, including (i) that at least 40 percent of the proprietary interest in New El Paso will be exchanged for Kinder Morgan Class P common stock (measuring the value of Kinder Morgan Class P common stock as of the last business day before the date of the merger agreement and taking into account that the proprietary interest in New El Paso will not be preserved to the extent of any cash paid to dissenting stockholders), and (ii) that the value of the warrant per share of New El Paso common stock, based on the Black-Scholes options valuation methodology and measured as of the last business day before the date of the merger agreement, is $0.96. None of the opinions described above will be binding on the Internal Revenue Service or any court. El Paso and Kinder Morgan have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the transactions, and as a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

Accordingly, and based on the foregoing opinions, the material U.S. federal income tax consequences of the transactions will be as follows.

You will not recognize gain or loss upon exchanging your El Paso common stock for New El Paso common stock. The aggregate tax basis in the shares of New El Paso common stock that you receive in the first merger will equal your aggregate adjusted tax basis in the shares of El Paso common stock you surrender. Your holding period for the shares of New El Paso common stock that you receive in the first merger will include your holding period for the shares of El Paso common stock that you surrender.

•	If the merger consideration you receive pursuant to the second merger includes Kinder Morgan Class P common stock:

•

Upon exchanging your New El Paso common stock for Kinder Morgan Class P common stock, warrants and, if applicable, cash (other than cash in lieu of a fractional share or fractional warrant), you generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the sum of the amount of cash and the fair market value of the Kinder Morgan Class P common stock and warrants received, minus the adjusted tax basis of the New El Paso common stock surrendered in exchange therefor, and (ii) the amount of cash (other than cash in lieu of a fractional share or fractional warrant) you receive;

•

Your aggregate adjusted tax basis in the shares of Kinder Morgan Class P common stock and warrants that you receive in the transactions, including any fractional share or fractional warrant deemed received and sold as described below, will equal your aggregate adjusted tax basis in the New El Paso common stock you surrender (determined as described above), reduced by the amount of cash (excluding any cash received in lieu of a fractional share or fractional warrant) received and increased by the amount of gain, if any, recognized by you on the exchange (excluding any gain recognized with respect to cash received in lieu of a fractional share or fractional warrant); such aggregate adjusted tax basis will be allocated to the Kinder Morgan Class P common stock and warrants received by you based on their relative fair market values; and

•

Your holding period for the Kinder Morgan Class P common stock and warrants that you receive in the transactions (including any fractional share or fractional warrant deemed received and sold as described below) will include your holding period for the shares of New El Paso common stock that you surrender in the exchange (determined as described above).

•	If the merger consideration you receive consists only of cash and warrants:

•

Upon exchanging your New El Paso common stock for cash (other than cash in lieu of a fractional share or fractional warrant) and warrants, you generally will recognize gain or loss in an amount equal to the sum of the amount of cash and the fair market value of the warrants received, minus the adjusted tax basis of the New El Paso common stock surrendered in exchange therefor;

•

Your aggregate adjusted tax basis in the warrants that you receive in the transactions, including any fractional warrant deemed received and sold as described below, will equal the fair market value thereof as of the effective time of the second merger; and

•	Your holding period in the warrants that you receive in the transactions will begin on the day after the effective time of the second merger.

If you acquired different blocks of El Paso common stock at different times or different prices, you should consult your tax advisor regarding the manner in which gain or loss should be determined in your specific circumstances.

Any gain recognized will generally be capital gain, and will be long-term capital gain if, as of the closing date of the second merger and third merger, your holding period with respect to New El Paso common stock surrendered (determined as described above) exceeds one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. In some cases, if you actually or constructively own Kinder Morgan Class P common stock other than the Kinder Morgan Class P common stock you receive pursuant to the transactions, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income.

In such cases, U.S. holders that are corporations should consult their own tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code in their specific circumstances. If the second merger and the third merger, taken together, were not to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the second merger would be a fully taxable transaction to each U.S. holder of New El Paso common stock, and each U.S. holder would recognize gain or loss equal to the difference between the sum of the amount of cash and the fair market value of the Kinder Morgan Class P common stock and warrants received and the U.S. holder’s adjusted tax basis in the New El Paso common stock surrendered (determined as described above) in the exchange therefor.

Cash Instead of a Fractional Share or Fractional Warrant

If you receive cash instead of a fractional share of Kinder Morgan Class P common stock or fractional warrant, you will be treated as having received the fractional share of Kinder Morgan Class P common stock or fractional warrant pursuant to the transactions and then as having sold that fractional share of Kinder Morgan Class P common stock or fractional warrant for cash. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received and the basis in your fractional share of Kinder Morgan Class P common stock or fractional warrant as set forth above. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the closing date of the second merger and third merger, the holding period for such fractional share or fractional warrant (including the holding period of New El Paso common stock surrendered therefor, determined as described above) is greater than one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding

If you are a non-corporate holder of El Paso common stock you may be subject, under certain circumstances, to backup withholding (currently at a rate of 28% and scheduled to increase to 31% in 2013) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:

•

furnish a correct taxpayer identification number, certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal you will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof acceptable to Kinder Morgan and the exchange agent that you are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.

Holders of El Paso common stock are urged to consult their tax advisors with respect to the tax consequences of the transactions in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

Accounting Treatment of the Transactions

In accordance with accounting principles generally accepted in the United States and in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 805-Business Combinations, Kinder Morgan will account for the transactions as an acquisition of a business.

Regulatory Approvals

The following is a summary of the material regulatory requirements for completion of the transactions. There can be no guarantee if and when any of the consents or approvals required for the transactions will be obtained or as to the conditions that such consents and approvals may contain.

United States Antitrust. Under the HSR Act, and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division and the FTC and all statutory waiting period requirements have been satisfied. Kinder Morgan and El Paso filed Notification and Report Forms with the Antitrust Division and the FTC on November 4, 2011. If early termination is not granted or if Kinder Morgan and El Paso do not receive from the Antitrust Division or FTC a Request for Additional Information and Documentary Materials (referred to as the “Second Request”), the waiting period under the HSR Act with respect to the proposed merger will expire at 11:59 p.m., Eastern Time, on December 5, 2011. If Kinder Morgan and El Paso receive a Second Request, the waiting period under the HSR Act will be extended until 11:59 p.m., Eastern Time, on the 30th day after both Kinder Morgan and El Paso have certified their substantial compliance with the Second Request, unless earlier terminated by the Antitrust Division or FTC.

At any time before or after the effective time of the second merger, the Antitrust Division or the FTC could take action under the antitrust laws, including seeking to prevent the second merger, to rescind the second merger or to conditionally approve the second merger upon the divestiture of assets of Kinder Morgan, El Paso, KMP or EPB or subject to other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest including without limitation seeking to enjoin the completion of the merger or permitting completion subject to regulatory concessions or conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the second merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Mexico Antitrust Notification. Under Mexico’s Federal Law on Economic Competition (referred to as the “FLEC”), the parties intend to notify the Mexican Federal Competition Commission (referred to as the “MFCC”) prior to the consummation of the second merger. The FLEC provides that the parties must file a pre-merger notification with the MFCC if certain economic thresholds are met. The FLEC authorizes the MFCC to issue an order within ten business days of the submission of a complete notification prohibiting the parties from consummating their transaction in Mexico until a clearance decision is issued by the MFCC. If the MFCC does not issue such an order within ten business days of the parties’ submission of a complete notification, the parties may close their transaction. The MFCC may also request additional information from the filing parties within 15 business days of submission of a complete notification. The filing parties have up to 15 business days from the MFCC’s request to provide the additional information to the MFCC. Once the parties produce the additional information, the MFCC has 35 business days to complete its review of the transaction, but the MFCC may extend its review period by an additional 40 business days for complex transactions.

FERC Approval. The parties will seek the approval of the FERC under Section 203 of the Federal Power Act with respect to the indirect transfer of control to Kinder Morgan of El Paso’s wholesale electric power marketing subsidiary and the wholesale power contracts to which it is a party.

Other Regulatory Approvals. In addition to the regulatory approvals described above, the second merger may require the approval of other governmental agencies under foreign regulatory laws, such as under foreign merger control laws. Kinder Morgan and El Paso are currently in the process of reviewing whether filings or approvals may be required or advisable in other jurisdictions. If it is determined that other filings are required or advisable, it is possible that any of the governmental entities with which filings are made may seek, as conditions for granting approval of the second merger, various regulatory concessions.

Neither Kinder Morgan nor El Paso is aware of any material governmental approvals or actions that are required for completion of the second merger other than those described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought.

General. Pursuant to the terms of the merger agreement, Kinder Morgan and El Paso have agreed to use their respective best efforts to take, or cause their subsidiaries to take, all actions necessary to obtain all regulatory approvals required to consummate the second merger. In connection with seeking to obtain the expiration or termination of the waiting period under the HSR Act and approval of any other applicable foreign merger control law, and in order to complete the merger, Kinder Morgan also has agreed to take, or cause its subsidiaries to take, all actions necessary to resolve any objections raised by any applicable antitrust governmental authority, including the FTC and the Antitrust Division under the HSR Act, and undertake any action to obtain antitrust clearance for, and remove any antitrust impediment to, the closing of the merger.

In furtherance of its obligation in the merger agreement, Kinder Morgan has agreed to, among other things, divest or dispose of any businesses, assets, equity interests, product lines or properties of Kinder Morgan, El Paso, KMP or EPB (or any of their subsidiaries) that are necessary to address issues raised by applicable antitrust authorities. Further, in order for Kinder Morgan to comply with its obligations related to antitrust matters, if requested by Kinder Morgan, El Paso has agreed to cooperate with Kinder Morgan with respect to any transaction to divest or hold separate any of El Paso’s or EPB’s (or their subsidiaries’) businesses, assets, equity interests, product lines or properties, including negotiating and entering into definitive contracts for such divestitures of El Paso or EPB (or their subsidiaries’) assets prior to the closing of the merger; provided, that (i) any transactions to divest El Paso’s or EPB’s (or their subsidiaries’) assets must be conditioned upon the closing of the merger or the satisfaction of all the conditions to the closing in a case where the closing will occur immediately following such transactions, and (ii) Kinder Morgan must agree to indemnify El Paso and its subsidiaries for all costs, expenses and liabilities incurred by El Paso in connection with the divestiture of any of El Paso’s or EPB’s or their respective subsidiaries’ assets in furtherance of seeking governmental approval to complete the merger.

New El Paso Stockholders Making Elections

No less than thirty days prior to the anticipated effective time of the second merger, New El Paso stockholders will be receiving under separate cover a form of election for making cash, stock, mixed or no elections. Any New El Paso stockholder who became a New El Paso stockholder after the record date established for the mailing of form of elections, or who did not otherwise receive a form of election, should contact MacKenzie Partners, Inc. at (800) 322-2885 or their broker, bank or other nominee to obtain a form of election. New El Paso stockholders who vote against approving the merger agreement are still entitled to make elections with respect to their shares. The form of election allows holders of New El Paso common stock to make cash, stock or mixed elections for some or all of their shares of New El Paso common stock or no election for their shares of New El Paso common stock. Shares of New El Paso common stock as to which the holder has not made a valid election prior to the election deadline will be treated as though no election has been made. To validly make a cash, stock, mixed or no election, New El Paso stockholders holders must properly complete, sign and send the form of election and stock certificates (or evidence of shares in book-entry form) to the exchange agent prior to the election deadline.

For information regarding the tax consequences of the transactions, please see “—Material U.S. Federal Income Tax Consequences of the Transactions.”

Exchange Agent

Computershare Trust Company, N.A. is expected to serve as the exchange agent for purposes of effecting the election and proration procedures.

Election Deadline

Unless otherwise designated on the election form, the election deadline will be 5:00 p.m., New York City time, on the second business day prior to the effective time of the second merger. Kinder Morgan will publicly announce the anticipated election deadline at least five business days prior to the election deadline. If the effective time of the second merger is delayed to a subsequent date, the election deadline will be similarly delayed to a subsequent date (which will be the second business day prior to the new effective time of the second merger), and Kinder Morgan will promptly announce any such delay.

New El Paso stockholders who hold their shares in “street name” may be subject to an earlier deadline. Therefore, New El Paso stockholders should carefully read any materials received from their broker, bank, trustee or other nominee.

Form of Election

The applicable form of election must be properly completed and signed and accompanied by:

•

duly endorsed certificates representing all of the New El Paso shares to which such form of election relates, duly endorsed in blank or otherwise in a form acceptable for transfer on New El Paso’s books (or appropriate evidence as to loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification, as described in the form of election); or

•

a properly completed and signed notice of guaranteed delivery, as described in the instructions accompanying the form of election, from a firm which is a member of a registered national securities exchange or commercial bank or trust company having an office or correspondent in the United States, provided that the actual stock certificates are in fact delivered to the exchange agent by the time set forth in the notice of guaranteed delivery; or

•	if the New El Paso shares are held in book-entry form, the documents specified in the instructions accompanying the form of election.

In order to make a cash, stock, mixed and/or no election, the properly completed and signed form of election, together with one of the items described above, must be actually received by the exchange agent at or prior to the election deadline in accordance with the instructions accompanying the form of election.

Impact of Selling Shares as to which an Election has Already Been Made

New El Paso stockholders who have made elections will be unable to sell or otherwise transfer their shares after making the election, unless the election is properly revoked before the election deadline or unless the merger agreement is terminated.

Election Revocation and Changes

Generally, an election may be revoked or changed with respect to all or a portion of the New El Paso shares covered by the election by the holder who submitted the applicable form of election, but only by written notice received by the exchange agent prior to the election deadline. If an election is revoked, or the merger agreement is terminated, and any stock certificates have been transmitted to the exchange agent, the exchange agent will promptly return those certificates to the stockholder who submitted those certificates. New El Paso stockholders will not be entitled to revoke or change their elections following the election deadline, unless the merger agreement is thereafter terminated. As a result, New El Paso stockholders who have made elections will be unable to revoke their elections or sell their New El Paso shares during the period between the election deadline and the date of completion of the second merger or termination of the merger agreement.

New El Paso stockholders not making a valid election in respect of their shares prior to the election deadline, including as a result of revocation, will be deemed non-electing holders. If it is determined that any purported cash election, share election or mixed election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Non-Electing Holders

New El Paso stockholders who make no election to receive cash consideration, stock consideration or mixed consideration in the merger, whose election forms are not received by the exchange agent by the election deadline, or whose election forms are improperly completed or not signed will be deemed not to have made an election (and such shares referred to as “no election shares”). New El Paso stockholders not making an election in respect of some or all of their New El Paso shares will receive mixed consideration, subject to proration in accordance with the terms of the merger agreement, with respect to the New El Paso shares for which no election has been made. See “—Proration and Adjustment Procedures” below.

Proration and Adjustment Procedures

New El Paso stockholders should be aware that cash elections, stock elections or mixed elections they make may be subject to the proration and adjustment procedures provided in the merger agreement. The proration and adjustment procedures work as follows:

Proration Adjustment if Cash Consideration is Oversubscribed

If, (A) the product of the number of cash election shares and the Per Share Cash Election Consideration (such product being the “Cash Election Amount”) exceeds (B) the difference between (x) the product of the Per Share Cash Amount and the total number of shares of New El Paso common stock (excluding shares held by New El Paso in treasury, any shares held by Kinder Morgan, Merger Sub Two or Merger Sub Three and any shares held by any other subsidiary of Kinder Morgan or New El Paso and dissenting shares in accordance with Delaware law, but including, for the avoidance of doubt, New El Paso restricted shares, shares of New El Paso common stock issued or deemed to be issued under or in respect of New El Paso stock options, New El Paso performance RSUs and the El Paso ESPP (on the Last Exercise Date) pursuant to the terms and conditions of the merger agreement) issued and outstanding immediately prior to the effective time of the second merger minus (y) the product of the number of mixed consideration election shares (provided that no election shares will be deemed to be mixed consideration election shares for purposes of this proration provision) and the Per Share Cash Amount (the “Aggregate Mixed Consideration Cash Amount”) minus (z) the Provisional Dissenters Cash Amount (such difference being the “Available Cash Election Amount”), then each cash election share will be converted into a right to receive (1) an amount of cash (without interest) equal to the product of (p) the Per Share Cash Election Consideration and (q) a fraction, the numerator of which will be the Available Cash Election Amount and the denominator of which will be the Cash Election Amount (such fraction being the “Cash Fraction”), (2) a number of validly issued, fully paid and nonassessable shares of Kinder Morgan Class P common stock equal to the product of (r) the Exchange Ratio and (s) one (1) minus the Cash Fraction and (3) the Per Share Warrant Consideration.

The “Provisional Dissenters Cash Amount” means the product of (x) the number of shares dissenting in accordance with Delaware law and (y) the sum of the Per Share Cash Election Consideration and the Per Share Warrant Consideration Value.

The “Per Share Warrant Consideration Value” is $0.96.

Proration Adjustment if Cash Consideration is Undersubscribed

If the Available Cash Election Amount exceeds the Cash Election Amount, then each stock election share will be converted into the right to receive (1) an amount of cash (without interest) equal to the amount of such excess divided by the number of stock election shares, (2) a number of validly issued, fully paid and nonassessable shares of Kinder Morgan Class P common stock equal to the product of (x) the Exchange Ratio and (y) a fraction, the numerator of which will be the Per Share Cash Election Consideration minus the amount calculated in clause (1) of this paragraph and the denominator of which will be the Per Share Cash Election Consideration and (3) the Per Share Warrant Consideration.

Proration Adjustment to Preserve Reorganization Treatment of Transactions

If the tax opinion condition is unable to be satisfied because the Threshold Percentage would be less than 41%, then a number of shares for which a cash election has been made will instead be converted, on a pro rata basis, into the right to received the mixed consideration such that the Threshold Percentage is equal to 41%. If following this adjustment the tax opinion condition is still unable to be satisfied because the Threshold Percentage would be less than 41%, then with respect to mixed consideration election shares (including no election shares), the Per Share Cash Amount paid for such shares will be decreased, and the Mixed Election Stock Exchange Ratio will be correspondingly increased such that the recomputed Threshold Percentage is equal to 41%.

The term “Threshold Percentage” means the quotient, expressed as a percentage, of (x) the Total Stock Consideration, divided by (y) the sum of (A) the Available Cash Election Amount, (B) the Aggregate Mixed Consideration Cash Amount (excluding any portion of such amount payable to holders of New El Paso restricted shares as to which a valid and timely election under Section 83(b) of the Code was not made (“Non-Section 83(b) Restricted Shares”) or with respect to shares of New El Paso common stock issued or deemed to be issued under or in respect of New El Paso stock options, New El Paso performance RSUs and the El Paso ESPP (on the Last Exercise Date) pursuant to the terms and conditions of the merger agreement), (C) the Total Stock Consideration, (D) the Total Warrant Consideration, (E) the Provisional Dissenters Cash Amount (excluding any portion of such amount attributable to holders of Non-Section 83(b) Restricted Shares) and (F) Transfer Taxes paid by New El Paso pursuant to the terms of the merger agreement.

The term “Total Stock Consideration” means the product of (x) the aggregate number of shares of Kinder Morgan Class P common stock (determined after giving effect to adjustment in accordance with the merger agreement) issued to holders of New El Paso common stock (other than holders of Non-Section 83(b) Restricted Shares or with respect to shares of New El Paso common stock issued or deemed to be issued under or in respect of New El Paso stock options, New El Paso performance RSUs and the El Paso ESPP (on the Last Exercise Date) pursuant to the terms and conditions of the merger agreement), and (y) $26.89.

The term “Total Warrant Consideration” means the product of (x) the aggregate number of Warrants issued to holders of New El Paso common stock (other than holders of Non-Section 83(b) Restricted Shares or with respect to shares of New El Paso common stock issued or deemed to be issued under or in respect of New El Paso stock options, New El Paso performance RSUs and the El Paso ESPP (on the Last Exercise Date) pursuant to the terms and conditions of the merger agreement), and (y) the Per Share Warrant Consideration Value.

The term “tax opinion condition” means the condition to closing that Wachtell, Lipton, Rosen & Katz, tax counsel to El Paso, deliver to El Paso (i) at the effective time of the first merger, a written opinion dated as of the date of the first merger to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the first merger and the LLC conversion, taken together, will qualify for United States federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) a written opinion dated as of the closing date of the second merger and the third merger to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the second merger and the third merger, taken together, will qualify for United States federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.

None of Kinder Morgan, El Paso or New El Paso is making any recommendation as to whether New El Paso stockholders should make a cash election, stock election, mixed election or no election in the transactions. You must make your own decision with respect to such election. No guarantee can be made that you will receive the amount of cash consideration or stock consideration you elect. As a result of the proration procedures and other limitations described in this information statement/proxy statement/prospectus and in the merger agreement, you may receive stock consideration or cash consideration in amounts that are different from the amounts you elect to receive. Because the value of the stock consideration and cash consideration may differ, you may receive consideration having an aggregate value less than that you elected to receive. The U.S. federal income tax consequences of the transactions to an El Paso stockholder are complex and are dependent on a number of factors specific to each stockholder, including the type of consideration received in the second merger. Please see the discussion set forth in the section entitled “—Material U.S. Federal Income Tax Consequences of the Transactions” for a description of the material U.S. federal income tax consequences of the transactions. You are urged to consult your own independent tax advisor concerning the U.S. federal income tax consequences to you of the transactions, as well as the application of state, local and foreign income and other tax laws.

Exchange of Shares

Kinder Morgan expects to appoint Computershare Trust Company, N.A. as exchange agent for the purpose of:

•	receiving election forms;

•	determining in accordance with the merger agreement (and the election form) the merger consideration to be received by each holder of shares of New El Paso common stock; and

•	exchanging the applicable merger consideration for certificates formerly representing shares of New El Paso common stock or for New El Paso shares represented by book-entry.

Promptly after the closing date of the second merger, the exchange agent will send to each record holder of New El Paso common stock at the effective time of the second merger who has not submitted an effective form of election a letter of transmittal and instructions for exchanging shares of New El Paso common stock for the applicable merger consideration.

Listing of Kinder Morgan Class P Common Stock and Warrants Issued in the Transactions; Delisting and Deregistration of New El Paso Common Stock After the Transactions

It is a condition to the completion of the transactions that the shares of Kinder Morgan Class P common stock deliverable to the stockholders of New El Paso as contemplated by the merger agreement will have been approved for listing (subject, if applicable, to notice of issuance) for trading on the NYSE. In addition, it is a condition to the completion of the transactions that the warrants deliverable to the stockholders of New El Paso as contemplated by the merger agreement will have been approved for listing (subject, if applicable, to notice of issuance) for trading on the NYSE, NASDAQ or such other exchange(s), electronic trading networks or other suitable trading platforms as are reasonably agreed to by Kinder Morgan and El Paso. Upon completion of the transactions, the New El Paso common stock, which will be listed on the NYSE at the effective time of the first merger, will cease to be listed on the NYSE and will subsequently be deregistered under the Exchange Act.

Appraisal Rights in Connection with the Second Merger

Holders of El Paso common stock will become holders of common stock of New El Paso as a result of the first merger. Holders of El Paso common stock will not have appraisal rights under Section 262 of the DGCL in connection with the first merger. The holders of common stock of New El Paso will be entitled to appraisal rights under Section 262 of the DGCL in connection with the second merger. After the effective time of the first merger, a notice of appraisal rights will be delivered to the holders of common stock of New El Paso, which notice will describe the appraisal rights and the procedures that holders of the common stock of New El Paso must follow in order to exercise and perfect appraisal rights and provide certain summary financial information concerning New El Paso.

Section 262 of the DGCL is reprinted in its entirety as Annex H to this document. The information in this section describing certain material aspects of Section 262 of the DGCL is summary in nature, and is qualified in its entirety by reference to Annex H. Failure to comply strictly with the procedures set forth in Section 262 of the DGCL will result in the loss of appraisal rights.

Under the DGCL, record holders of common stock of New El Paso (whether they become such holders before or after the first merger) who follow the procedures set forth in Section 262 of the DGCL will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of those shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest from the date of the second merger to the date of the determination of appraised value. The value determined in any such proceeding could more than, less than, or the same as the consideration payable in the second merger.

If you wish to exercise appraisal rights, you must not transfer your shares of New El Paso common stock with respect to which you wish to exercise appraisal rights and you must continuously hold such shares through the effective date of the second merger. You must deliver to New El Paso a written demand for appraisal of your shares of common stock of New El Paso within 20 days after the date of mailing of the notice of appraisal that you will receive after the effective time of the first merger. A vote against the adoption of the merger agreement and the first merger agreement will not, in and of itself, constitute a demand for appraisal.

If you wish to exercise your appraisal rights, you must be the record holder of such shares of common stock of New El Paso continuously through the effective time of the second merger. Accordingly, a stockholder who is the record holder of shares of common stock of New El Paso on the date the written demand for appraisal is made, but who thereafter transfers such shares prior to the effective time of the second merger, will lose any right to appraisal in respect of such shares. If you hold shares of New El Paso in “street name” and wish to exercise your appraisal rights, you are not the record holder and must direct your broker, bank, trustee or other nominee to comply with the rules outlined in this section.

Within 120 days after the effective time of the second merger, but not thereafter, any stockholder who has complied with the required conditions of Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the New EP Surviving Company (in the case of a petition filed by a stockholder), demanding a determination of the fair value of the shares held by all dissenting stockholders. If no such petition is filed, appraisal rights will cease, and all dissenting stockholders will become entitled to receive payment of the applicable per share merger consideration, as provided in the merger agreement, without interest. Neither Kinder Morgan nor the New EP Surviving Company is under any obligation, and they have no intention, to file a petition with respect to appraisal of the fair value of the shares. Accordingly, if you wish to exercise your appraisal rights, you should regard it as your obligation to take all steps necessary to perfect your appraisal rights in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the effective time of the second merger, any stockholder who has complied with the provisions of Section 262 of the DGCL will be entitled, upon written request, to receive from Merger Sub Three, as the successor in interest to New El Paso in the third merger, a statement setting forth the aggregate number of shares of common stock of the New El Paso with respect to which demands for appraisal were received by New El Paso, and the aggregate number of holders of such shares. Such written statement must be mailed to the stockholder within ten days after the written request therefor has been received by Merger Sub Three or within ten days after expiration of the period for delivery of appraisal demands, whichever is later. A person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file an appraisal petition or request from Merger Sub Three the statement described in this paragraph.

If a petition for an appraisal is timely filed and a copy thereof served upon Merger Sub Three, as the successor in interest to New El Paso in the third merger, Merger Sub Three will then be obligated, within 20 days, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded appraisal rights of the shares of common stock of New El Paso to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger. If you are considering seeking appraisal, you should be aware that the fair value of your shares as determined under Section 262 of the DGCL could be more than, the same as or less than the per share merger consideration you are entitled to receive pursuant to the merger agreement if you did not seek appraisal of your shares and that investment banking opinions as to the fairness from a financial point of view of the per share merger consideration payable in a merger are not necessarily opinions as to fair value under Section 262 of the DGCL. In determining “fair value” of shares, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court has stated that such factors include “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation.” In Weinberger, the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. In addition, the Delaware Court of Chancery has decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy.

The Delaware Court of Chancery will direct the payment of the fair value of the shares of common stock of New El Paso to dissenting stockholders entitled thereto. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time of the second merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between effective time of the second merger and the date of payment of the judgment. The costs of the action (which do not include attorneys’ or expert fees or expenses) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application by a stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including without limitation reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected an appraisal in compliance with Section 262 of the DGCL will not, from and after the effective time of the second merger, be entitled to vote his, her or its shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of shares of common stock of the merger as of a date prior to the effective time of the second merger.

At any time within 60 days after the effective time of the second merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw his, her or its demand for appraisal and to accept the applicable per share merger consideration, as set forth in the merger agreement, for his, her or its shares pursuant to the merger agreement by delivering a written withdrawal of such demand to Merger Sub Three, as the successor in interest to New El Paso in the third merger. After this period, a stockholder may withdraw his, her or its demand for appraisal and receive the applicable per share merger consideration, as set forth in the merger agreement, for his, her or its shares pursuant to the merger agreement only with the written consent of Merger Sub Three. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the second merger, stockholders’ rights to appraisal will cease, and all stockholders will be entitled to receive the applicable per share merger consideration, as set forth in the merger agreement, for his, her or its shares pursuant to the merger agreement, as if such stockholders had not demanded appraisal of his, her or its shares. No petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the per share merger consideration, as set forth in the merger agreement, within 60 days after the effective time of the second merger.

If you properly demand appraisal of your shares of common stock of New El Paso under Section 262 of the DGCL and you fail to perfect, or effectively withdraw or lose, your right to appraisal, as provided in the DGCL, your shares will be converted into the right to receive the applicable per share merger consideration, as set forth in the merger agreement, with respect to such shares. If you fail to perfect, or effectively withdraw or lose, your right to appraisal, as provided in the DGCL, following the Election Deadline (as defined above), your shares shall be treated as if they had been converted into and become exchangeable for the right to receive the Per Share Mixed Election Consideration, except that each of your shares shall instead be converted into the right to receive the Per Share Stock Election Consideration if the condition with respect to receiving a the Tax Opinion (as defined above) is otherwise unable to be satisfied.

You will fail to perfect, or effectively lose or withdraw, your right to appraisal if, among other things, no petition for appraisal is filed within 120 days after the effective time of the second merger, or if you deliver to New El Paso a written withdrawal of your demand for appraisal. Any such attempt to withdraw an appraisal demand more than 60 days after the effective time of the second merger will require the written approval of Merger Sub Three, as the successor in interest to New El Paso in the third merger.

Failure to take any required step in connection with the exercise of appraisal rights will result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE FIRST MERGER AND THE SECOND MERGER ARE COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE SECOND MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

Litigation Related to the Transactions

Twenty putative class action lawsuits have been filed in connection with the transactions.

The following lawsuits have been filed in the Court of Chancery of the State of Delaware (referred to as the “Delaware Court”): (i) Kahn v. Foshee, et al. (Case No. 6949), filed on October 19, 2011; (ii) Isabella v. El Paso Corp., et al. (Case No. 6952), filed on October 19, 2011; (iii) Pipefitters Local Union #537 Trust Funds v. Braniff, et al. (Case No. 6953), filed on October 19, 2011; (iv) Bacher v. El Paso Corp., et al. (Case No. 6954), filed on October 20, 2011; (v) Saratoga Advantage Trust Energy & Basic Materials Portfolio, et al. v. El Paso Corp., et al. (Case No. 6958), filed on October 20, 2011; (vi) Louisiana Municipal Police Employees’ Retirement System v. Braniff, et al. (Case No. 6960), filed on October 20, 2011; (vii) Oklahoma Firefighters Pension and Retirement System v. Braniff, et al. (Case No. 6967), filed on October 24, 2011; (viii) Shaev v. Braniff, et al. (Case No. 6966), filed on October 24, 2011; (ix) KBC Asset Management NV v. Braniff, et al. (Case No. 6965), filed on October 24, 2011; (x) International Brotherhood of Electrical Workers Local 98 Pension Fund v. Foshee, et al. (Case No. 6978), filed on October 25, 2011; (xi) Pompano Beach Police and Firefighters’ Retirement System v. Foshee, et al. (Case No. 6986), filed on October 27, 2011; and (xii) Vitelli v. El Paso Corp., et al. (Case No. 7004), filed on November 2, 2011.

The following lawsuits have been filed in the District Court of Harris County, Texas (referred to as the “Texas Court”): (i) Johnson v. El Paso Corp., et al. (Case No. 62339), filed on October 17, 2011; (ii) Insulators and Asbestos Workers Local No. 14 v. El Paso Corp., et al. (Case No. 63235), filed on October 19, 2011; (iii) Southeastern Pennsylvania Transportation Authority v. El Paso Corp., et al. (Case No. 63284), filed on October 19, 2011; (iv) City of Roseville Employees’ Retirement System v. El Paso Corp., et al. (Case No. 63772), filed on October 20, 2011; (v) Abigt, et al. v. El Paso Corp., et al. (Case No. 63791), filed on October 20, 2011; (vi) Bushansky v. Braniff, et al. (Case No. 64336), filed on October 24, 2011; (vii) Oakland County Employees’ Retirement System v. El Paso Corp., et al. (Case No. 64652), filed on October 25, 2011; and (viii) Melton v. El Paso Corp., et al. (Case No. 66384), filed on November 1, 2011.

All twenty lawsuits are brought by purported holders of El Paso common stock, both individually and on behalf of a putative class of El Paso’s stockholders, seeking to enjoin the transactions and alleging, among other things, that the members of the El Paso Board of Directors (the “Individual Defendants”) breached their fiduciary duties by agreeing to sell El Paso for inadequate and unfair consideration and pursuant to an inadequate and unfair process, and that El Paso (and, in certain of the complaints, also its subsidiaries Sirius Holdings Merger Corporation and Sirius Merger Corporation), Kinder Morgan (and, in certain of the complaints, also its subsidiaries Sherpa Merger Sub, Inc. and Sherpa Acquisition, LLC) and/or The Goldman Sachs Group, Inc. (and its subsidiary Goldman, Sachs & Co.) aided and abetted such alleged breaches.

On October 25, 2011, plaintiffs International Brotherhood of Electrical Workers Local 98 Pension Fund and Louisiana Municipal Police Employees’ Retirement System (referred to as “LMPERS”) filed motions for expedited proceedings with the Delaware Court. LMPERS simultaneously filed a motion to preliminarily enjoin the transactions. During a status conference before the Delaware Court on October 31, 2011, the Delaware Court deferred consideration of these motions, instead setting a schedule for the briefing and argument of motions to consolidate the actions before the Delaware Court and to appoint lead plaintiffs and counsel.

On October 26, 2011, the Individual Defendants, El Paso, and Kinder Morgan filed a motion in the Texas Court to stay all actions filed in the Texas Court until the related cases pending in the Delaware Court are finally adjudicated. That motion is currently pending. On November 4, 2011, the plaintiffs in the actions before the Texas Court filed a proposed unopposed order for consolidation of those actions. The proposed order currently awaits action by the Texas Court.

Kinder Morgan and El Paso have not yet responded to any of the complaints, but intend to vigorously defend these lawsuits.

THE FIRST MERGER AGREEMENT

The following describes the material provisions of the first merger agreement, which is attached as Annex B to this information statement/proxy statement/prospectus and which is incorporated by reference herein.

The description in this section and elsewhere in this information statement/proxy statement/prospectus is qualified in its entirety by reference to the first merger agreement. This summary does not purport to be complete and may not contain all of the information about the first merger agreement that is important to you. El Paso encourages you to read carefully the first merger agreement in its entirety before making any decisions regarding the transactions. The first merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the first merger agreement.

The First Merger Agreement

The first merger agreement, dated October 16, 2011, by and among El Paso and its two merger subsidiaries, New El Paso and Merger Sub One, sets forth the terms and conditions of the first merger, which is the first step in the series of proposed transactions pursuant to which Kinder Morgan will acquire El Paso.

The First Merger. Pursuant to the terms of the first merger agreement and in accordance with Delaware law, Merger Sub One will be merged with and into El Paso. El Paso will survive the merger (referred to as the “EP Surviving Company”), automatically succeeding to all rights and property and becoming subject to all debts and liabilities of Merger Sub One, and the separate existence of Merger Sub One will cease. Pursuant to the first merger, El Paso will become a wholly owned subsidiary of New El Paso, and the stockholders of El Paso will become the stockholders of New El Paso.

First Effective Time. The first merger will become effective at the time the certificate of merger is filed with the Secretary of the State of Delaware or at such later time as is specified in the certificate of merger (referred to as the “first effective time”).

Common Stock. At the first effective time, each outstanding share of common stock of Merger Sub One will be converted into one share of common stock of the EP Surviving Company; each outstanding share of common stock of El Paso will be converted into one share of common stock of New El Paso; and each share of common stock of New El Paso that is owned by El Paso will be contributed to the capital of New El Paso. From and after the first effective time, each outstanding certificate representing shares of El Paso common stock will be deemed converted and exchanged for shares of New El Paso common stock, without any action on the part of El Paso stockholders.

Stock Options, Restricted Shares, Performance-Based Restricted Stock Units and Other Securities of El Paso. El Paso will take all actions as may be necessary so that at the first effective time, each El Paso stock option, restricted share, performance-based restricted stock unit and other security of El Paso will automatically be converted into an equivalent New El Paso stock option, restricted share, performance-based restricted stock unit or other security of New El Paso, as applicable.

Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights are available to the stockholders of El Paso (or to New El Paso as the sole stockholder of Merger Sub One) in connection with the first merger.

Governance Documents. The certificate of incorporation and the bylaws of El Paso will be unaffected by the first merger and will become the certificate of incorporation and the bylaws of El Paso as the EP Surviving Company. The certificate of incorporation and bylaws of New El Paso will be substantially identical to those of El Paso.

Directors and Officers. The directors and officers of El Paso immediately prior to the first effective time will become the directors and officers of the EP Surviving Company and will also be the directors and officers of New El Paso.

Conditions to the First Merger. Consummation of the first merger is conditioned upon the adoption of the merger agreement and the first merger agreement and approval of the transactions contemplated by the merger agreement and the first merger agreement by the stockholders of El Paso. In other words, consummation of the first merger is conditioned upon Proposal 1 receiving the affirmative vote of a majority of the outstanding shares of El Paso common stock at the El Paso special meeting.

Termination of the First Merger Agreement. The first merger agreement may be terminated, and the first merger abandoned, by mutual consent of the board of directors of El Paso and the board of directors of Merger Sub One at any time prior to the first effective time, notwithstanding any approval of the first merger agreement by the stockholders of El Paso or of Merger Sub One.

Governing Law. The first merger agreement is governed by the laws of the State of Delaware.

THE MERGER AGREEMENT

The following describes the material provisions of the merger agreement, which is attached as Annex A to this information statement/proxy statement/prospectus and incorporated by reference herein. The description in this section and elsewhere in this information statement/proxy statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. Kinder Morgan and El Paso encourage you to read carefully the merger agreement in its entirety before making any decisions regarding the transactions as it is the legal document governing the second merger.

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Kinder Morgan or El Paso contained in this information statement/proxy statement/prospectus or El Paso’s public reports filed with the SEC may supplement, update or modify the factual disclosures about El Paso contained in the merger agreement and described in this summary. The representations, warranties and covenants made in the merger agreement by Kinder Morgan, El Paso, New El Paso, Merger Sub One, Merger Sub Two and Merger Sub Three were qualified and subject to important limitations agreed to by Kinder Morgan, El Paso, New El Paso, Merger Sub One, Merger Sub Two and Merger Sub Three in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement, and were negotiated with the principal purposes of allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement or otherwise publicly disclosed. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this information statement/proxy statement/prospectus, may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this information statement/proxy statement/prospectus. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or conditions of Kinder Morgan, El Paso or any of their respective subsidiaries or affiliates.

The Transactions

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law:

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as soon as reasonably practicable following the affirmative vote of the holders of a majority of the outstanding shares of El Paso common stock in favor of the adoption of the merger agreement and the first merger agreement, the first merger will occur in which Merger Sub One, an indirect wholly owned subsidiary of El Paso and a party to the merger agreement, will merge with and into El Paso. El Paso will survive the merger as an indirect wholly owned subsidiary of New El Paso and the separate corporate existence of Merger Sub One will cease;

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immediately following the first merger, the LLC conversion will occur in which the EP Surviving Company will be converted into a Delaware limited liability company in accordance with Section 266 of the DGCL and Section 18-214 of the DLLCA;

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as soon as practicable on the closing date (which in no event will occur prior to a date that is at least twenty 20 days following the first merger), the second merger will occur in which Merger Sub Two, a direct wholly owned subsidiary of Kinder Morgan and a party to the merger agreement, will merge with and into New El Paso. New El Paso will survive the second merger as a direct wholly owned subsidiary of Kinder Morgan and the separate corporate existence of Merger Sub Two will cease; and

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immediately following the second merger, the third merger will occur in which New EP Surviving Company, a direct wholly owned subsidiary of Kinder Morgan as a result of the second merger, will merge with and into Merger Sub Three, a party to the merger agreement. Merger Sub Three will survive the merger as a direct wholly owned subsidiary of Kinder Morgan and the separate corporate existence of New EP Surviving Company will cease.

Effective Time; Closing

The effective time of the first merger will occur at 12:01 a.m. (Eastern time) on the date immediately following the date that El Paso files with the Secretary of State of the State of Delaware a certificate of merger for the first merger, executed in accordance with the relevant provisions of the DGCL, or at such other time as is agreed to by the parties to the merger agreement and specified in the certificate of merger providing for the first merger.

The effective time of the LLC conversion will occur at 12:02 a.m. (Eastern time) on the date immediately following the date that EP Surviving Company files with the Secretary of State of the State of Delaware a certificate of conversion for the LLC conversion, executed in accordance with the relevant provisions of the DLLCA, which filing time shall be as soon as practicable following the effective time of the first merger or at such other time as is agreed to by the parties to the merger agreement and specified in the certificate of conversion for the LLC conversion.

The effective time of the second merger will occur at 12:01 a.m. (Eastern time) on the date immediately following the date that New El Paso files with the Secretary of State of the State of Delaware a certificate of merger for the second merger (which in no event will occur prior to a date that is at least twenty 20 days following the first merger), executed in accordance with the relevant provisions of the DGCL, or at such other time as is agreed to by the parties to the merger agreement and specified in the certificate of merger providing for the second merger.

The effective time of the third merger will occur at 12:02 a.m. (Eastern time) on the date immediately following the date that Merger Sub Three files with the Secretary of State of the State of Delaware a certificate of merger for the third merger, executed in accordance with the relevant provisions of the DGCL and DLLCA, which filing date shall be the same date that the certificate of merger providing for the second merger is filed or at such other time as is agreed to by the parties to the merger agreement and specified in the certificate of merger providing for the third merger.

Unless the parties agree otherwise, the closing of the (i) first merger and the LLC conversion will occur as soon as reasonably practicable following the affirmative vote of the holders of a majority of the outstanding shares of El Paso common stock in favor of the adoption of the merger agreement and the first merger agreement and (ii) second merger and third merger will occur on the second business day after the satisfaction or waiver of the conditions to the second merger and third merger provided in the merger agreement (other than conditions that by their nature are to be satisfied at the closing of the second merger and third merger, but subject to the satisfaction or waiver of those conditions), or at such other date and time as Kinder Morgan and El Paso agree. For further discussion on the conditions to the second merger and third merger, see “—Conditions to Completion of the Transactions.”

Kinder Morgan and El Paso currently expect to complete the second merger and third merger during the second calendar quarter of 2012, subject to receipt of required stockholder and regulatory approvals and to the satisfaction or waiver of the other conditions to the transactions described below.

Conditions to Completion of the Transactions

Kinder Morgan and El Paso may not complete the transactions unless each of the following conditions is satisfied or waived:

•	the merger agreement and first merger agreement must have been approved by the affirmative vote of the holders of a majority of the outstanding El Paso common stock as of the record date;

•	the waiting period applicable to the merger under the HSR Act must have been terminated or expired;

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no law, injunction, judgment or ruling enacted, promulgated, issued, entered amended or enforced by any governmental authority shall be in effect enjoining, restraining, preventing or prohibiting consummation of the transactions or making the consummation of the transactions illegal;

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this registration statement of which this information statement/proxy statement/prospectus forms a part must have been declared effective by the SEC and must not be subject to any stop order or proceedings initiated or threatened by the SEC; and

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El Paso must have received from Wachtell, Lipton, Rosen & Katz, tax counsel to El Paso, (i) at the effective time of the first merger, a written opinion to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the first merger and the LLC conversion, taken together, will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) a written opinion dated as of the date of the closing of the second merger and third merger to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the second merger and the third merger, taken together, will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.

The obligations of each of Kinder Morgan, Merger Sub Two and Merger Sub Three to effect the transactions are subject to the satisfaction or waiver of the following additional conditions:

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the representations and warranties in the merger agreement of El Paso being true and correct both when made and at and as of the date of the closing of the second merger and third merger, except to the extent expressly made as of an earlier date, in which case as of such date, except where the failure of such representations and warranties to not be so true and correct (without giving effect to any limitation as to material adverse effect or materiality contained in each representation or warranty), does not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on El Paso (apart from certain identified representations and warranties (i) providing that there shall not have been a material adverse effect on El Paso from June 30, 2011 through the date of the merger agreement and from the date of the merger agreement through the closing date, and certain tax representations, which must be true and correct in all respects, (ii) with respect to such El Paso’s capitalization, which must be true and correct in all respects other than immaterial misstatements and omissions and (iii) with respect to the authority to execute the merger agreement and consummate the transactions, which must be true and correct in all respects other than as would not materially delay or prevent the closing of the second merger and third merger);

•	El Paso, Merger Sub One and New El Paso having performed, in all material respects, all obligations required to be performed by them under the merger agreement;

•	the receipt of an officer’s certificate executed by an executive officer of El Paso certifying that the two preceding conditions have been satisfied; and

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(1) the receipt of a certification from an authorized officer of El Paso, no earlier than 30 days prior to, and no later than ten days prior to, the date of consummation of the second merger and third merger, setting forth El Paso’s good faith estimate of El Paso’s net operating loss carryforwards for U.S. federal income tax purposes as of January 1, 2012 (taking into account certain assumptions), and (2) that there shall not have been an NOL MAE (as described below).

The obligations of each of El Paso, New El Paso and Merger Sub One to effect the transactions are subject to the satisfaction or waiver of the following additional conditions:

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the representations and warranties in the merger agreement of Kinder Morgan being true and correct both when made and at and as of the date of the closing of the second merger and third merger, except to the extent expressly made as of an earlier date, in which case as of such date, except where the failure of such representations and warranties to not be so true and correct (without giving effect to any limitation as to material adverse effect or materiality contained in each representation or warranty), does not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Kinder Morgan (apart from certain identified representations and warranties (i) providing that there shall not have been a material adverse effect on Kinder Morgan from June 30, 2011 through the date of the merger agreement and from the date of the merger agreement through the closing date, which must be true and correct in all respects, (ii) with respect to Kinder Morgan’s capitalization, which must be true and correct in all respects other than immaterial misstatements and omissions and (iii) with respect to the authority to execute the merger agreement and consummate the transactions, which must be true and correct in all respects other than as would not materially delay or prevent the closing of the second merger and third merger);

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Kinder Morgan, Merger Sub Two and Merger Sub Three having performed, in all material respects, all obligations required to be performed by them under the merger agreement prior to the closing date; and

•	the receipt of an officer’s certificate executed by an executive officer of Kinder Morgan certifying that the two preceding conditions have been satisfied.

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the issuance of shares of Kinder Morgan Class P common stock and the warrants (including shares of Kinder Morgan Class P common stock to be issued upon the exercise of the warrants) to be issued in connection with the second merger must have been approved by the affirmative vote of the holders of a majority of the aggregate voting power of Kinder Morgan capital stock in accordance with requirements of the NYSE; and

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(i) the shares of Kinder Morgan Class P common stock to be issued in the second merger must have been authorized for listing on the NYSE, subject to official notice of issuance and (ii) the warrants to be issued in the second merger must have been authorized for listing on either the NYSE, NASDAQ or such other exchange(s), electronic trading networks or other suitable trading platforms as are reasonably agreed to by Kinder Morgan and El Paso.

For purposes of the merger agreement, the term “material adverse effect” means, when used with respect to party to the merger agreement, any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or operations of such party or its subsidiaries, taken as a whole; provided, however, that any changes, effects, events or occurrences will be deemed not to constitute a material adverse effect to the extent resulting from (i) changes, effects, events or occurrences generally affecting the economy, financial or securities markets or political, legislative or regulatory conditions or changes in the industries in which such party operates; (ii) the announcement or pendency of the merger agreement or the transactions contemplated thereby; (iii) any change in the market price or trading volume of the shares of common stock of such party (it being understood that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been or would reasonably be expected to be, a material adverse effect if such facts and circumstances are not otherwise described in clauses (i), (ii) or (iv) through (ix) of this definition); (iv) acts of war or terrorism (or the escalation of the foregoing) or natural disasters or other force majeure events; (v) changes in any laws or regulations applicable to such party or applicable accounting regulations or principles or the interpretation thereof; (vi) the performance of the merger agreement and the transactions contemplated thereby, including compliance with covenants set forth herein (excluding such party operating in the ordinary course of business consistent with past practice); (vii) any legal proceedings commenced by or involving any current or former stockholders of such party (on their own or on behalf of such party) arising out of or related to the merger agreement or the transactions contemplated thereby; (viii) any failure by such party to meet any internal or analyst projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been or would reasonably be expected to be, a material adverse effect if such facts and circumstances are not otherwise described in clauses (i) through (vii) of this definition), (ix) the effects on El Paso’s and its subsidiaries’ business arising from employee departures that result from the announcement of the transactions and (x) changes, effects, events or occurrences generally affecting the prices of oil, gas, natural gas, natural gas liquids or other commodities; provided, however, that changes, effects, events or occurrences referred to in clauses (i), (iv) and (v) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be a material adverse effect if and to the extent such state of affairs, changes, effects, events or occurrences has had or would reasonably be expected to have a disproportionate adverse effect on such party and its subsidiaries, as compared to other companies operating in the industries in which such party and its subsidiaries operate.

For purposes of the merger agreement, an “NOL MAE” means a reduction in El Paso’s good faith estimate of its net operating loss carryforwards for U.S. federal income tax purposes as of January 1, 2012 to an amount less than $2,600,000,000, without taking into account any such reduction (i) resulting from a change in the relevant tax law as in effect as of the date of the merger agreement, (ii) resulting from an increase of the taxable income of El Paso (before giving effect to any deduction of net operating loss carryforwards and any bonus depreciation deductions) for the year ending December 31, 2011 in excess of $568,000,000 (which excludes any gain resulting from transfers of assets to EPB, during the fourth calendar quarter of 2011) or any increase in taxable income of El Paso for the year ending December 31, 2011 resulting from transfer of assets to EPB during the fourth calendar quarter of 2011, or (iii) to the extent that such reduction gives rise to a current deduction in the next succeeding taxable year after the taxable year ending December 31, 2011.

El Paso Stockholder Approval

El Paso has agreed to hold a meeting of its stockholders as soon as is reasonably practicable after this information statement/proxy statement/prospectus is declared effective by the SEC for the purpose of such stockholders voting on the adoption of the merger agreement and the first merger agreement. So long as the merger agreement remains in effect, the merger agreement requires El Paso to submit the merger agreement and first merger agreement to a stockholder vote (i) even if its board of directors no longer recommends adoption of the merger agreement or first merger agreement and (ii) irrespective of the commencement, public proposal, public disclosure or communication to El Paso of any takeover proposal (as described below). The board of directors of El Paso has approved the merger agreement, the first merger agreement and the transactions contemplated thereby by a unanimous vote and authorized that the merger agreement and first merger agreement be submitted to the El Paso stockholders for their consideration and agreed to recommend to El Paso stockholders that they vote to adopt the merger agreement.

For purposes of the merger agreement, the term “takeover proposal” means any inquiry, proposal or offer from any person or “group” (as defined in Section 13(d) of the Exchange Act), other than Kinder Morgan and its subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of El Paso and its subsidiaries (including securities of subsidiaries) equal to 20% or more of El Paso’s consolidated assets or to which 20% or more of El Paso’s revenues or earnings on a consolidated basis are attributable, (ii) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 under the Exchange Act) of 20% or more of any class of equity securities of El Paso, (C) tender offer or exchange offer that if consummated would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of any class of equity securities of El Paso or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving El Paso which is structured to permit such person or group to acquire beneficial ownership of at least 20% of El Paso’s consolidated assets or equity interests; in each case, other than the transactions contemplated by the merger agreement.

Kinder Morgan Stockholder Approval

Kinder Morgan has agreed to hold a meeting of its stockholders as soon as is reasonably practicable after this information statement/proxy statement/prospectus is declared effective by the SEC for the purpose of approving the share and warrant issuance proposal. For further discussion on the vote required by Kinder Morgan stockholders to approve the issuance of the Kinder Morgan Class P common stock and warrants (including shares of Kinder Morgan Class P common stock to be issued upon the exercise of the warrants), see “The Voting Agreement.”

The board of directors of Kinder Morgan has approved the merger agreement and the transactions contemplated thereby and authorized that the share and warrant issuance proposal be submitted to shareholders of Kinder Morgan for their consideration.

No-Solicitation by El Paso of Takeover Proposals

The merger agreement contains detailed provisions prohibiting El Paso from seeking an alternative proposal to the transactions. Under these “no solicitation” provisions, El Paso has agreed that it will not, and will cause its subsidiaries and use reasonable best efforts to cause its directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives not to, directly or indirectly:

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solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing information) or knowingly induce or take any other action designed to lead to any inquiries or proposals that constitute, or would reasonably be expected to lead to, the submission of a takeover proposal; or

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except as permitted by the merger agreement, enter into any confidentiality agreement, merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement relating to a takeover proposal.

The merger agreement requires El Paso and its subsidiaries to cease and terminate any discussions or negotiations with any persons conducted prior to the execution of the merger agreement regarding a takeover proposal and request the prompt return or destruction of all confidential information previously furnished to any such persons or their representatives.

Prior to El Paso’s stockholders voting in favor of adopting the merger agreement and the first merger agreement (but in no event after such El Paso stockholder approval has been obtained), the merger agreement permits El Paso to furnish information with respect to it and its subsidiaries to any third party making a takeover proposal, and participate in discussions or negotiations regarding such takeover proposal, with regard to any written takeover proposal received by El Paso that its board believes is bona fide and after consultation with its financial advisors and outside legal counsel, the board determines in good faith that such takeover proposal could reasonably be expected to result in a superior proposal and such takeover proposal does not result from a material breach of the non-solicitation provisions of the merger agreement.

El Paso has also agreed in the merger agreement that it (i) will promptly, and in any event within 24 hours after receipt, notify Kinder Morgan of any takeover proposal or any request for information or inquiry with regard to any takeover proposal and the identity of the person making any such takeover proposal, request or inquiry, and (ii) that it will provide Kinder Morgan the material terms of any such takeover proposal, request or inquiry (including providing Kinder Morgan with copies of any written materials received from or on behalf of such person making a takeover proposal). In addition, El Paso has agreed to promptly keep Kinder Morgan reasonably informed of all material developments affecting the status and terms of any such takeover proposals, offers, inquiries or requests (and El Paso shall promptly provide Kinder Morgan with copies of any additional written materials received by El Paso or that El Paso has delivered to any third party making a takeover proposal) and of the status of any such discussions or negotiations.

The merger agreement permits El Paso’s board of directors to comply with Rule 14d-9, Rule 14e-2(a) and Item 1012(a) of Regulation M-A promulgated under the Exchange Act if the board of directors of El Paso determines in good faith (after consultation with outside legal counsel) that the failure to take such action could constitute a violation of applicable law.

For purposes of the merger agreement, a superior proposal means a bona fide written offer, obtained after the date of the merger agreement and not in breach of El Paso’s no-solicitation obligations described above (other than an immaterial breach) to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the equity securities of El Paso or assets of El Paso and its subsidiaries on a consolidated basis, made by a third party, which is on terms and conditions which El Paso’s board of directors determines in its good faith (after consultation with outside counsel and an independent financial advisor) to be more favorable to El Paso’s stockholders from a financial point of view than the transactions contemplated by the merger agreement, taking into account at the time of such determination any changes to the terms of the merger agreement that as of that time had been proposed by Kinder Morgan in writing.

No-Solicitation by Kinder Morgan of an Alternative Transaction

Kinder Morgan has agreed that it will not (and Kinder Morgan agrees to cause it subsidiaries not to and use reasonable best efforts to cause its directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives not to), directly or indirectly:

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solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing information) or knowingly induce or take any other action designed to lead to any inquiries or proposals that constitute, or would reasonably be expected to lead to, the submission of a parent alternative transaction (which prohibition does not include, with certain exceptions, actions in connection with transfers of equity securities by Kinder Morgan stockholders that are parties to the voting agreement which are not prohibited by the voting agreement); or

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enter into any confidentiality agreement, merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement with respect to any transaction that would in any material respect impede or delay the ability of the parties to satisfy any of the conditions to the transactions set forth in the merger agreement (which prohibition does not include, with certain exceptions, actions in connection with transfers of equity securities by Kinder Morgan stockholders that are parties to the voting agreement which are not prohibited by the voting agreement).

For purposes of the merger agreement, “parent alternative transaction” means, any inquiry, proposal or offer from a person or “group” relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Kinder Morgan and its subsidiaries (including securities of its subsidiaries) equal to 20% or more of Kinder Morgan’s consolidated assets or to which 20% or more of Kinder Morgan’s revenues or earnings on a consolidated basis are attributable, (ii) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 under the Exchange Act) of 20% or more of any class of equity securities of Kinder Morgan, (iii) tender offer or exchange offer that if consummated would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of any class of equity securities of Kinder Morgan or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Kinder Morgan or any of its subsidiaries which is structured to permit such person or group to acquire beneficial ownership of at least 20% of Kinder Morgan’s consolidated assets or equity interests.

El Paso Board Recommendation

The merger agreement provides that El Paso will not, and will cause its subsidiaries and use reasonable best efforts to cause its directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives not to, directly or indirectly withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Kinder Morgan, El Paso’s board of directors’ recommendation that its stockholders adopt the merger agreement or publicly recommend the approval or adoption of, or publicly approve or adopt, or propose to publicly recommend, approve or adopt, any takeover proposal. In addition, within five business days of receipt of a written request from Kinder Morgan, El Paso shall publicly reconfirm El Paso’s board of directors’ recommendation that its stockholders adopt the merger agreement; provided, that, in the event that Kinder Morgan requests such public reconfirmation of El Paso’s board of directors’ recommendation, then Kinder Morgan’s request must be reasonable (in terms of number and timing) and El Paso may not unreasonably withhold, delay (beyond the five business day period) or condition such public reconfirmation.

El Paso taking or failing to take, as applicable, either of the actions described above is referred to as an “adverse recommendation change.”

Notwithstanding the terms above or any other term in the merger agreement to the contrary, subject to the conditions described below, the board of directors of El Paso may, at any time prior to the adoption of the merger agreement and the first merger agreement by the stockholders of El Paso, effect an adverse recommendation change and/or terminate the merger agreement and concurrently enter into an acquisition agreement with respect to a superior proposal if El Paso receives a written takeover proposal that El Paso’s board of directors believes is bona fide and the El Paso board of directors, after consultation with its financial advisors and outside legal counsel, concludes in good faith that such takeover proposal constitutes a superior proposal and if it determines in good faith, after consultation with outside counsel, that failing to take any such action could be inconsistent with the directors’ fiduciary duties under applicable law and only:

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if the board of directors of El Paso provides prior written notice to Kinder Morgan (in reasonable detail) of the reasons for such action (including a description of the material terms of such takeover proposal and delivering to Kinder Morgan a copy of (i) the acquisition agreement for such superior proposal and (ii) any other relevant documents that are reasonably relevant to the assessment of such superior proposal) at least five calendar days in advance of El Paso’s intention to take such action with respect to such superior proposal (unless at the time such notice is otherwise required to be given there are less than five calendar days prior to El Paso’s special meeting, in which case El Paso shall provide as much notice as is reasonably practicable); and

•

during such five calendar day period, (i) El Paso negotiates, and uses its reasonable best efforts to cause its financial advisors and outside legal counsel to negotiate, with Kinder Morgan in good faith (to the extent Kinder Morgan desires to negotiate), (ii) El Paso shall takes into account all changes to the terms of the merger agreement proposed by Kinder Morgan in determining whether the takeover proposal continues to constitute a superior proposal and (iii) any material amendment to the terms of such superior proposal requires a new two-day notice period that will be afforded Kinder Morgan before El Paso may effect an adverse recommendation change and terminate the merger agreement.

Further, notwithstanding the terms above to the contrary, El Paso’s board of directors may, at any time prior to the adoption of the merger agreement and the first merger agreement by the stockholders of El Paso, effect an adverse recommendation change in response to an intervening event (as described below) if El Paso’s board of directors concludes in good faith, after consultation with outside counsel and its financial advisors, that the exercise of its fiduciary duties require such adverse recommendation change.

An “intervening event” means, with respect to El Paso, a material event or circumstance that arises or occurs after the date of the merger agreement and was not, prior to such date, reasonably foreseeable by El Paso’s board of directors; provided, however, that in no event shall the receipt, existence or terms of a takeover proposal or any matter relating thereto or consequence thereof constitute an intervening event.

Transaction Consideration

First Merger and LLC Conversion

The merger agreement provides that (i) at the effective time of the first merger, each issued and outstanding share of capital stock of El Paso will be converted into and become one validly issued, fully paid and nonassessable share common stock of New El Paso and (ii) at the effective time of the LLC conversion, each issued and outstanding share of capital stock of the EP Surviving Company shall be converted into and become one validly issued, fully paid and nonassessable limited liability company interest of El Paso Converted LLC. In addition, at the effective time of the first merger, each outstanding stock option, restricted stock unit, performance-based restricted stock unit and other equity award denominated in shares of El Paso common stock granted under any El Paso stock plan will be converted into an equivalent equity award denominated in shares of common stock of New El Paso with the same terms and conditions (including vesting terms and conditions) as applied pre-conversion.

The merger agreement requires El Paso to use its reasonable best efforts to cause the shares of common stock of New El Paso to be issued in connection with the first merger to be approved for listing (subject, if applicable, to notice of issuance) for trading on the NYSE prior to the effective time of the first merger.

Second Merger

The merger agreement provides that, at the effective time of the second merger, each share of New El Paso common stock issued and outstanding immediately prior to the effective time of the second merger (excluding (1) shares held by New El Paso in treasury and any shares held by Kinder Morgan, Merger Sub Two or Merger Sub Three, which shall be cancelled and cease to exist for no consideration, (2) any shares held by any other subsidiary of Kinder Morgan or New El Paso, which shall receive the Per Share Stock Election Consideration and (3) dissenting shares in accordance with Delaware law) will be converted into the right to receive, at the election of the holder but subject to proration with respect to the stock and cash portion so that approximately 57% of the aggregate merger consideration (excluding the warrants) is paid in cash and approximately 43% (excluding the warrants) is paid in Kinder Morgan Class P common stock, one of the following:

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0.9635 of a share of Kinder Morgan Class P common stock (referred to as the “Exchange Ratio”) and 0.640 of a warrant (referred to as the “Per Share Warrant Consideration” and with the Exchange Ratio, the “Per Share Stock Election Consideration”) to purchase one share of Kinder Morgan Class P common stock (any such election referred to as a “stock election” and such New El Paso shares referred to as the “stock election shares”);

•

$25.91 in cash without interest (referred to as the “Per Share Cash Election Consideration”) and the Per Share Warrant Consideration (any such election referred to as a “cash election” and such New El Paso shares referred to as the “cash election shares”); or

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0.4187 of a share of Kinder Morgan Class P common stock (referred to as the “Mixed Election Stock Exchange Ratio”), $14.65 in cash without interest (referred to as the “Per Share Cash Amount”) and the Per Share Warrant Consideration (collectively, the “Per Share Mixed Election Consideration”) (any such election referred to as a “mixed election” and such New El Paso shares referred to as the “mixed consideration election shares”).

See “The Transactions—New El Paso Stockholders Making Elections” for more information on how the proration procedures will work.

The merger agreement provides that each share of New El Paso common stock owned by El Paso as treasury stock or owned by Kinder Morgan, Merger Sub Two or Merger Sub Three will be cancelled without any conversion or payment of consideration and any shares held by any other subsidiary of Kinder Morgan or New El Paso shall be exchanged for the Per Share Stock Election Consideration. Shares of New El Paso common stock owned by stockholders with respect to which appraisal has been properly demanded under Delaware law, unless the holder shall have failed to perfect or shall have effectively withdrawn or lost rights to appraisal, will be cancelled. Such stockholders will instead be entitled to the appraisal rights provided under Delaware law as described under “The Transactions—Appraisal Rights in Connection with the Second Merger.” If any such holder of dissenting shares failed to perfect or shall have effectively withdrawn or lost such right following the Election Deadline (as defined below), such holder’s shares shall be treated as if they had been converted into and become exchangeable for the right to receive the Per Share Mixed Election Consideration, except that such share shall instead be converted into the right to receive the Per Share Stock Election Consideration if the condition with respect to receiving a the Tax Opinion (as defined above) is otherwise unable to be satisfied.

Kinder Morgan will not issue any fractional shares of Kinder Morgan Class P common stock or fractional warrants in the second merger. Instead, a stockholder of New El Paso who otherwise would have received a fractional share of Kinder Morgan Class P common stock or fractional warrant will be entitled to receive, from the exchange agent appointed by Kinder Morgan pursuant to the merger agreement, a cash payment in lieu of such fractional shares or fractional warrants representing such holder’s proportionate interest in the proceeds from the sale by the exchange agent of the number of excess shares of Kinder Morgan Class P common stock or excess warrants, as applicable, represented by the aggregate amount of fractional shares of Kinder Morgan Class P common stock and fractional warrants, as applicable.

Third Merger

The merger agreement provides that, at the effective time of the third merger, each issued and outstanding share of capital stock of New El Paso will be converted into and become one validly issued, fully paid and nonassessable limited liability company interest of Merger Sub Three.

Treatment of El Paso Shares Held in El Paso 401(k) Plan Trust

As of the date of this information statement/proxy statement/prospectus, shares of El Paso common stock are held by the El Paso Corporation Retirement Savings Plan trust (referred to as the “401(k) Trust”). El Paso anticipates taking certain actions required to ensure that the acquisition by the 401(k) Trust of warrants to purchase shares of Kinder Morgan Class P common stock in connection with the transactions, and the subsequent holding and disposition by the 401(k) Trust of such warrants, will comply with applicable law.

Treatment of New El Paso Stock Options, Restricted Shares, Performance Restricted Stock Units and Employee Stock Purchase Plan

Each option or similar right to purchase shares of New El Paso common stock (as converted in connection with the first merger) (other than an option to purchase New El Paso common stock granted under the El Paso employee stock purchase plan (referred to as the “El Paso ESPP”), as converted in connection with the first merger) outstanding immediately prior to the effective time of the second merger (whether or not then vested or exercisable), by virtue of the occurrence of the consummation of the transactions and without any action on the part of any holder of any New El Paso stock option, will, immediately prior to the effective time of the second merger, be deemed exercised pursuant to a cashless exercise for the number of net exercise shares equal to, rounded down to the nearest whole share, (i) the number of shares of New El Paso common stock subject to such New El Paso stock option immediately prior to the effective time of the second merger minus (ii) the number of whole and partial (computed to the nearest four decimal places) shares of New El Paso common stock subject to such New El Paso stock option which, when multiplied by the fair market value (as such term is defined in the applicable plan governing such option to purchase shares of New El Paso common stock) of a share of New El Paso common stock as of immediately prior to the effective time of the second merger, is equal to the aggregate exercise price of such New El Paso stock option. Each net exercise share shall be deemed to be an outstanding share of New El Paso common stock as provided for in the merger agreement. Each holder of net exercise shares, subject to the terms and conditions of the merger agreement and proration, will be permitted to make either a mixed election or cash election with respect to all (but not less than all) of the net exercise shares (and, to the extent applicable, New El Paso restricted shares, New El Paso performance RSUs and shares of New El Paso common stock deemed purchased through the El Paso ESPP) held by such holder. The holders of net exercise shares will not be able to make a stock election.

Each award of restricted New El Paso common stock (as converted in connection with the first merger and referred to as a “New El Paso restricted share”) that is outstanding immediately prior to the effective time of the second merger will, as of the effective time of the second merger, automatically and without any action on the part of the holder thereof, vest and the restrictions with respect thereto will lapse, and each New El Paso restricted share will, subject to the terms and conditions of the merger agreement, be treated as an outstanding share of New El Paso common stock as provided for in the merger agreement. Each holder of New El Paso restricted shares, subject to the terms and conditions of the merger agreement and proration, will be permitted to make either a mixed election or cash election with respect to all (but not less than all) of the New El Paso restricted shares (and, to the extent applicable, net exercise shares, New El Paso performance RSUs and shares of New El Paso common stock deemed purchased through the El Paso ESPP) held by such holder. The holders of New El Paso restricted shares will not be able to make a stock election.

Each New El Paso restricted stock unit that is subject to vesting based on the achievement of performance conditions (as converted in connection with the first merger and referred to as a “New El Paso performance RSU”) that is outstanding immediately prior to the effective time of the second merger will, effective immediately prior to the effective time of the second merger, vest based on a target payout percentage of 100%, and the shares of New El Paso common stock deemed to be issued in settlement thereof will, subject to the terms and conditions of the merger agreement, be deemed to be outstanding shares of New El Paso common stock as provided for in the merger agreement. Each holder of New El Paso performance RSUs, subject to the terms and conditions of the merger agreement and proration, will be permitted to make either a mixed election or cash election with respect to all (but not less than all) of the New El Paso performance RSUs (and, to the extent applicable, net exercise shares, New El Paso restricted shares, and shares of New El Paso common stock deemed purchased through the El Paso ESPP) held by such holder. The holders of New El Paso performance RSUs will not be able to make a stock election.

The El Paso ESPP will continue to be operated in accordance with its terms and past practice for the Offering Period (as defined in the El Paso ESPP) in effect as of October 16, 2011 (referred to as the “Current Offering Period”) and any subsequent Offering Period that begins after October 16, 2011 pursuant to the terms and conditions of the El Paso ESPP. However, if the effective time of the second merger occurs prior to the end of the Current Offering Period or any such subsequent Offering Period, New El Paso will take all action as may be necessary to shorten the Current Offering Period or such subsequent Offering Period so that (i) the Change of Control Exercise Date (as defined in the El Paso ESPP) will occur prior to the effective time of the second merger (referred to as the “Last Exercise Date”) and (ii) the Current Offering Period or such subsequent Offering Period ends on the Last Exercise Date. New El Paso will, pursuant to, and in accordance with, the terms of the El Paso ESPP, notify each El Paso ESPP participant in writing at least ten Trading Days (as defined in the El Paso ESPP) prior to the Last Exercise Date, and by a date that is no later than the mailing date of the election form, that the last date during the Current Offering Period or such subsequent Offering Period on which a deemed purchase of shares of New El Paso common stock will occur has been changed to the Last Exercise Date and that his or her deemed purchase right will be exercised automatically on the Last Exercise Date, unless prior to such date, he or she has canceled his or her election to participate in the Current Offering Period, to the extent applicable. Each share of New El Paso common stock deemed to be purchased in connection with the treatment of options granted under the ESPP described above will be deemed to be an outstanding share of New El Paso common stock as provided for in the merger agreement. Each holder of shares of New El Paso common stock deemed to be purchased through the El Paso ESPP, subject to the terms and conditions of the merger agreement and proration, will be permitted to make either a mixed election or cash election with respect to all (but not less than all) of such shares (and, to the extent applicable, net exercise shares, New El Paso restricted shares, and New El Paso performance RSUs) held by such holder. The holders of shares of New El Paso common stock deemed to be purchased through the El Paso ESPP will not be able to make a stock election.

Adjustments to Prevent Dilution

The transaction consideration described above under “—Transaction Consideration” and “—Treatment of New El Paso Stock Options, Restricted Shares, Performance Restricted Stock Units and Employee Stock Purchase Plan” (and any other similarly dependent items) will be appropriately adjusted to reflect fully the effect of any stock dividend, subdivision, reclassification, split, combination, exchange of shares or similar transaction (other than upon the conversion of any shares of Kinder Morgan Class A, Class B or Class C common stock in accordance with Kinder Morgan’s certificate of incorporation and bylaws as in effect on the date of the merger agreement) or other similar change with respect to New El Paso common stock (or El Paso common stock prior to the effective time of the first merger) or Kinder Morgan Class P common stock prior to the effective time of the second merger.

Withholding

Kinder Morgan, Merger Sub Two, Merger Sub Three and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable to a holder of New El Paso stock options, New El Paso performance RSUs, shares of New El Paso common stock (including, for the avoidance of doubt, New El Paso restricted shares) or a participant in the El Paso ESPP such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of U.S. federal, state, local or foreign tax law. To the extent withheld, such withheld amounts will be treated as having been paid to the former holder of New El Paso stock options, New El Paso performance RSUs, shares of New El Paso common stock (including, for the avoidance of doubt, New El Paso restricted shares) or the former participant in the El Paso ESPP, as applicable, in respect of whom such withholding was made.

Dividends and Distributions

No dividends or other distributions with respect to shares of Kinder Morgan Class P common stock issued in the second merger shall be paid to the holder of any unsurrendered certificates until such certificates are surrendered. Following such surrender, there shall be paid, without interest, to the record holder of the shares of Kinder Morgan Class P common stock issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of any such shares of Kinder Morgan Class P common stock with a record date after the effective time of the second merger and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Kinder Morgan Class P common stock with a record date after the effective time of the second merger but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of shares of Kinder Morgan Class P common stock, all shares of Kinder Morgan Class P common stock to be issued pursuant to the second merger shall be entitled to dividends as if issued and outstanding as of the effective time of the second merger.

Financing Covenant; El Paso Cooperation

Kinder Morgan, Merger Sub Two and Merger Sub Three have agreed to use their best efforts to:

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negotiate and enter into the definitive agreements with respect to the debt commitment letter executed in connection with the merger agreement on the terms and conditions contained therein by a date no later than the date that is three months from the date of the merger agreement;

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satisfy (or if determined advisable by Kinder Morgan, Merger Sub Two and Merger Sub Three obtain the waiver of) on a timely basis all conditions to obtaining the financing agreements contemplated by the debt commitment letter within Kinder Morgan’s, Merger Sub Two’s and Merger Sub Three’s control and to comply with all obligations pursuant to the debt commitment letter and the definitive agreements related thereto;

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in the event that all conditions to funding the commitments contained in the debt commitment letter have been satisfied, cause the financing sources to fund the debt financing required to consummate the transactions and to pay related fees and expenses on the date of closing of the second merger (including by taking enforcement action to cause the financing sources to provide the debt financing); and

•	enforce all of their rights under the debt commitment letter.

Kinder Morgan, Merger Sub Two and Merger Sub Three will give El Paso prompt notice of any material breach by any party to, or termination of, the debt commitment letter or the definitive agreements related thereto. Pursuant to the merger agreement, Kinder Morgan, Merger Sub Two and Merger Sub Three have also agreed that without El Paso’s prior written consent (such consent not to be unreasonably withheld) they will not to permit amendments or modifications to, or waivers of, any provision or remedy under the debt commitment letter and related financing agreements unless the terms of such letters or agreements, in each case as so amended, modified or waived, are substantially similar to those in such letters or agreements prior to giving effect to such amendment, modification or waiver (other than economic terms, which shall be as good as or better for Kinder Morgan, Merger Sub Two and Merger Sub Three than those in such letters and agreements prior to giving effect to such amendment, modification or waiver). Further, Kinder Morgan is required to keep El Paso reasonably informed on a reasonably current basis of the status of Kinder Morgan’s, Merger Sub Two’s and Merger Sub Three’s efforts to consummate the debt financing.

In addition, if any portion of the amount of the financing necessary to consummate the transactions contemplated by the merger agreement becomes unavailable, (i) Kinder Morgan is required to promptly notify El Paso and (ii) Kinder Morgan has agreed to use its best efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by the merger agreement, as promptly as practicable following the occurrence of such event.

Pursuant to the merger agreement, El Paso has agreed to, and has agreed to cause its subsidiaries and representatives to, among other things, cooperate in connection with the marketing, arrangement and consummation of and satisfaction of the conditions to the debt financing as may be reasonably requested by Kinder Morgan (so long as such requested cooperation does not materially and adversely interfere with the ongoing operations of El Paso and its subsidiaries). Kinder Morgan has agreed to promptly, upon request by El Paso, reimburse El Paso for all reasonable and documented out-of-pocket costs (including reasonable and documented attorneys’ fees) incurred by El Paso or any of its subsidiaries in connection with such cooperation of El Paso and its subsidiaries and Kinder Morgan has agreed to indemnify El Paso, its subsidiaries and their respective representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the financing and any information used in connection therewith (other than with respect of any information relating to El Paso or its subsidiaries provided by or on behalf of El Paso or any of its subsidiaries).

Kinder Morgan, in its sole discretion, may replace any existing debt commitment letter with another debt commitment letter pursuant to which financial institutions selected by Kinder Morgan in its sole discretion commit to provide debt financing to finance the transactions; provided that, without El Paso’s consent (such consent not to be unreasonably withheld), the terms of such replacement debt commitment letter shall be substantially similar to the terms of the debt commitment letter being replaced (other than economic terms, which shall be as good as or better for Kinder Morgan, Merger Sub Two and Merger Sub Three than those in the debt commitment letter being replaced). Promptly following the execution of a replacement debt commitment letter, Kinder Morgan will notify El Paso to such effect and will provide a fully executed copy of such replacement debt commitment letter and any related agreements (other than any fee letters or engagement letters).

Filings

Pursuant to the merger agreement, Kinder Morgan and El Paso agreed to cooperate and use (and cause their respective subsidiaries to use) their respective best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to closing to be satisfied as promptly as practicable (and in any event no later than December 31, 2012) and to consummate and make effective, in the most expeditious manner practicable, the transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable antitrust laws), (ii) obtain promptly (and in any event no later than the December 31, 2012) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any governmental authority or third party necessary, proper or advisable to consummate the transactions, (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the transactions and (iv) obtain all necessary consents, approvals or waivers from third parties.

Regulatory Matters

See “The Transactions—Regulatory Approvals” for a description of the material regulatory requirements for completion of the transactions.

Pursuant to the terms of the merger agreement, Kinder Morgan and El Paso have agreed to use their respective best efforts to take, or cause their subsidiaries to take, all actions necessary to obtain all regulatory approvals required to consummate the second merger. In connection with seeking to obtain the termination of the waiting period under the HSR Act and approval of any other applicable foreign merger control law, and in order to complete the merger, Kinder Morgan also has agreed to take, or cause its subsidiaries to take, all actions necessary to resolve any objections raised by any applicable antitrust governmental authority, including the FTC and the Antitrust Division under the HSR Act, and undertake any action to obtain antitrust clearance for, and remove any antitrust impediment to, the closing of the transactions.

In furtherance of its obligation in the merger agreement, Kinder Morgan has agreed to, among other things, divest or dispose of any businesses, assets, equity interests, product lines or properties of Kinder Morgan, El Paso, KMP or EPB (or any of their subsidiaries) that are necessary to address issues raised by applicable antitrust authorities. Further, in order for Kinder Morgan to comply with its obligations related to antitrust matters, if requested by Kinder Morgan, El Paso has agreed to cooperate with Kinder Morgan with respect to any transaction to divest or hold separate any of El Paso’s or EPB’s (or their subsidiaries’) businesses, assets, equity interests, product lines or properties, including negotiating and entering into definitive contracts for such divestitures of El Paso or EPB (or their subsidiaries’) assets prior to the closing of the merger; provided, that (i) any transactions to divest El Paso’s or EPB’s (or their subsidiaries’) assets must be conditioned upon the closing of the merger or the satisfaction of all of the conditions to the closing in a case where the closing will occur immediately following such transactions, and (ii) Kinder Morgan must agree to indemnify El Paso and its subsidiaries for all costs, expenses and liabilities incurred by El Paso in connection with the divestiture of any of El Paso’s or EPB’s or their subsidiaries’ assets in furtherance of seeking governmental approval to complete the merger.

Termination

Kinder Morgan or El Paso may terminate the merger agreement at any time prior to effective time of the second merger, whether before or after stockholders of El Paso have approved the merger agreement, by mutual written consent.

In addition, either Kinder Morgan and El Paso may terminate the merger agreement at any time prior to the effective time of the second merger by written notice to the other party if:

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the closing of the second merger has not occurred on or before June 30, 2012 (such date, as may be extended, the “termination date”), except that, if, as of the termination date, the condition requiring the expiration or termination of any applicable waiting period under the HSR Act has not been satisfied or the condition that there is no law prohibiting the transactions has not been satisfied, the termination date may be extended to December 31, 2012 by either Kinder Morgan or El Paso; provided, that the right to terminate the merger agreement upon the termination date (as it may be extended) will not be available (i) to a party if the inability to satisfy the condition was due to the failure of such party to perform any of its obligations under the merger agreement, (ii) to a party if the other party has filed (and is then pursuing) an action seeking specific performance to enforce the obligations under the merger agreement or (iii) to El Paso if Kinder Morgan, Merger Sub Two or Merger Sub Three is pursuing an action in good faith to enforce the obligations of the lenders to fund amounts under the debt commitment letter or the definitive documents relating to the debt financing;

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any governmental entity has issued a final and non-appealable law or order or taken any other final and non-appealable action that is in effect enjoining or otherwise prohibiting consummation of the transactions contemplated by the merger agreement provided, that the right to terminate the merger agreement for this reason will not be available to a party if the inability to satisfy such condition was due to the failure of such party to perform any of its obligations under the merger agreement;

•	stockholders of El Paso do not adopt the merger agreement and the first merger agreement at a meeting of the stockholders of El Paso or any adjournment or postponement of such meeting; or

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there is a breach by the non-terminating party of any of its representations, warranties, covenants or agreements in the merger agreement such that certain closing conditions to the second merger would not be satisfied, or if capable of being cured, such breach has not been cured within 30 days following delivery of written notice by the terminating party; provided, the terminating party will not have the right to terminate the merger agreement if it is then in material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement.

In addition, Kinder Morgan may terminate the merger agreement if:

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either El Paso withdraws, modifies or qualifies, or proposes publicly to withdraw, modify or qualify, in a manner adverse to Kinder Morgan, El Paso’s board of directors’ recommendation that its stockholders adopt the merger agreement or publicly recommends the approval or adoption of, or publicly approves or adopts, or proposes to publicly recommend, approve or adopt, any takeover proposal or within five business days of receipt of a written request from Kinder Morgan (which request must be reasonable in terms of number and timing), El Paso fails to publicly reconfirm El Paso’s board of directors’ recommendation that its stockholders adopt the merger agreement; or

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prior to the adoption of the merger agreement and the first merger agreement by the stockholders of El Paso, El Paso is in willful breach of its obligations to (i) hold a special meeting of its stockholders and, through El Paso’s board of directors, recommend the adoption of the merger agreement to El Paso’s stockholders or (ii) comply with the requirements described under “—No-Solicitation by El Paso of Takeover Proposals”; other than in the case where (A) such willful breach is a result of an isolated action by an El Paso representative (other than an El Paso director or officer) and not caused by, or within the knowledge of, El Paso, (B) El Paso takes appropriate actions to remedy such willful breach upon discovery thereof and (C) Kinder Morgan is not significantly harmed as a result of such willful breach.

In addition, El Paso may terminate the merger agreement if:

•

prior to the receipt of approval from Kinder Morgan’s stockholders to issue shares of Kinder Morgan Class P common stock and the warrants (including shares of Kinder Morgan Class P common stock to be issued upon exercise of the warrants), Kinder Morgan is in willful breach of its obligations to (i) hold a special meeting of its stockholders for the purpose of obtaining such approval and (ii) through Kinder Morgan’s board of directors, recommend to its stockholders that such approval be obtained; or

•	prior to the adoption of the merger agreement by the stockholders of El Paso, if El Paso’s board of directors authorizes El Paso, in compliance with the terms of the merger agreement, to enter into an agreement with respect to a superior proposal, El Paso, in compliance with the terms of the merger agreement (including its requirements under “—No-Solicitation by El Paso of Takeover Proposals,” concurrently enters into a definitive acquisition agreement with respect to a superior proposal, and prior to or concurrently with such termination, El Paso pays the termination fee described under “—Termination Fee.”

In some cases, termination of the merger agreement may require El Paso to pay a termination fee and expenses to Kinder Morgan, as described below under “—Termination Fee” and “—Expenses.”

Termination Fee

The merger agreement provides that El Paso is required to pay a termination fee of $650,000,000 to Kinder Morgan in each of the following circumstances:

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(i) there was a takeover proposal made known to El Paso or been made directly to El Paso’s shareholders generally or any person shall have publicly disclosed an intention to make a takeover proposal which was not withdrawn prior to the date of the special meeting of El Paso stockholders called for the purpose of adopting the merger agreement and the first merger agreement, (ii) following such takeover proposal, the merger agreement is terminated by Kinder Morgan or El Paso because the adoption of the merger agreement by El Paso stockholders was not obtained at a meeting of El Paso stockholders called for such purpose, and (iii) within 12 months of the date of such termination of the merger agreement, El Paso enters into a definitive agreement with respect to, or consummates, any takeover proposal; provided, that for purposes of the payment of the termination fee as described above, takeover proposal has the meaning provided above under “—El Paso Stockholder Approval,” except that the references to “20% or more” shall be deemed to be references to “more than 50%”;

•	if Kinder Morgan terminates the merger agreement due to:

•

either (i) El Paso withdrawing, modifying or qualifying, or proposing publicly to withdraw, modify or qualify, in a manner adverse to Kinder Morgan, El Paso’s board of directors’ recommendation that its stockholders adopt the merger agreement or publicly recommending the approval or adoption of, or publicly approving or adopting, or proposing to publicly recommend, approve or adopt, any takeover proposal or (ii) within five business days of receipt of a written request from Kinder Morgan, El Paso failing to publicly reconfirm El Paso’s board of directors’ recommendation that its stockholders adopt the merger agreement (provided, that, in the event that Kinder Morgan requests such public reconfirmation of El Paso’s board of directors’ recommendation, then Kinder Morgan’s request must be reasonable (in terms of number and timing) and El Paso may not unreasonably withhold, delay (beyond the five business day period) or condition such public reconfirmation); or

•

prior to the adoption of the merger agreement and the first merger agreement by the stockholders of El Paso, El Paso being in willful breach of its obligations to (i) hold a special meeting of its stockholders and, through El Paso’s board of directors, recommend the adoption of the merger agreement to El Paso’s stockholders or (ii) comply with the requirements described under “—No-Solicitation by El Paso of Takeover Proposals”; other than in the case where (A) such willful breach is a result of an isolated action by an El Paso representative (other than an El Paso director or officer) and not caused by, or within the knowledge of, El Paso, (B) El Paso takes appropriate actions to remedy such willful breach upon discovery thereof and (C) Kinder Morgan is not significantly harmed as a result of such willful breach.

•

if El Paso terminates the merger agreement prior to the adoption of the merger agreement by the stockholders of El Paso in order to concurrently enter into a definitive acquisition agreement with respect to a takeover proposal that constitutes a superior proposal.

Expenses

Generally, all fees and expenses incurred in connection with the transactions will be the obligation of the respective party incurring such fees and expenses, except Kinder Morgan and El Paso will each pay one-half of the expenses incurred in connection with the filing, printing and mailing of this information statement/proxy statement/prospectus. Further, Kinder Morgan has agreed to pay the amount of any documentary, sales, use, real property transfer, real property gains, registration, value-added, transfer, stamp, recording and other similar taxes imposed on Kinder Morgan, El Paso, any of El Paso’s and New El Paso’s subsidiaries or stockholders in connection with the merger agreement and the transactions.

If the merger agreement is terminated by either Kinder Morgan or El Paso because the requisite stockholder approval of El Paso is not obtained at the stockholders meeting duly convened therefor or any adjournment or postponement thereof, El Paso is required to pay all documented out-of-pocket expenses incurred by Kinder Morgan in connection with the transactions contemplated by the merger agreement (subject to a cap of $20 million) plus certain documented fees required to be paid under the debt commitment letter, any fee letters related thereto or the definitive documents relating to the debt financing.

Conduct of Business Pending the Second Merger

Under the merger agreement, each of Kinder Morgan and El Paso have undertaken certain covenants that place restrictions on them and their respective subsidiaries from the date of the merger agreement until the earlier of the termination of the merger agreement in accordance with its terms and the effective time of the merger, unless the other party gives its prior written consent (which, in certain instances, cannot be unreasonably withheld, conditioned or delayed). In general, each party has agreed to (i) cause their business to be conducted in all material respects in the ordinary course and (ii) use commercially reasonable efforts to preserve intact their business organizations.

Subject to certain exceptions set forth in the merger agreement and the disclosure schedules delivered by El Paso to Kinder Morgan in connection with the merger agreement, unless Kinder Morgan consents in writing (which consent cannot be unreasonably withheld, conditioned or delayed), El Paso has agreed to certain restrictions limiting its and its respective subsidiaries’ ability to, among other things:

•

sell, transfer, lease, farmout or otherwise dispose of any properties or assets with a fair market value in excess of $75 million in the aggregate, except (i) pursuant to certain contracts listed in the disclosure schedules, (ii) dispositions of obsolete or worthless equipment that is replaced with comparable or better equipment and materials, (iii) sales of produced hydrocarbons in the ordinary course of business consistent with past practice and (iii) any transfers to El Paso or its subsidiaries, including certain transfers to EPB;

•

make any capital expenditures in excess of $150 million through September 30, 2012 and $25 million thereafter, in the aggregate, other than capital expenditures provided for in El Paso’s expenditure forecast or as reasonably required to conduct emergency operations, repairs or replacements on a pipeline or as required by a change in law;

•

directly or indirectly acquire any entity, division, business or equity interest of any third party or, except in the ordinary course of business consistent with past practice, any assets that, in the aggregate, have a purchase price in excess of $50 million;

•

make (i) any investments in excess of $50 million in the aggregate, or (ii) any loans or advances (A) in excess of $5 million in the aggregate (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice and loans and advances to El Paso or any of its subsidiaries), or (B) to any employee of El Paso or any subsidiary in excess of $100,000 (other than relocation expenses to its employees in the ordinary course of business consistent with past practice);

•

except as required by applicable law (including to avoid the imposition of penalty taxed under Section 409A of the Code) or as set forth in the disclosure schedules delivered by El Paso to Kinder Morgan in connection with the merger agreement, (i) increase the salary or wages of any of its employees or directors, (ii) pay any bonus or incentive compensation, (iii) grant any new equity or non-equity based compensation award, (iv) enter into, establish, amend or terminate any El Paso benefit plan, collective bargaining agreement or trust or fund with, for or in respect of, any stockholder, director, officer, other employee, or consultant, (v) hire any new employees or (vi) except as required under or in respect of any El Paso benefit plan, fund any El Paso benefit plan or trust relating thereto;

•

(i) enter into, terminate or amend any material El Paso contract other than in the ordinary course of business, (ii) enter into or extend the term or scope of any contract that materially restricts El Paso or any subsidiaries or affiliates from engaging in any line of business or in any geographic area, (iii) amend or modify the engagement letters with financial advisors, (iv) enter into any material El Paso contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the transactions, (v) release any person from, or modify or waive any provision of, any standstill agreement or any confidentiality agreement, (vi) enter into any commitment or agreement to license or purchase seismic data, other than in the ordinary course of business consistent with past practice, (vii) make or assume any additional derivative transaction, other than in the ordinary course of business consistent with past practice, and not exceeding seventy percent (70%) of El Paso’s and its subsidiaries’ collective expected hydrocarbon production volumes for the current, or any subsequent, calendar year;

•

adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization (other than transactions between wholly owned subsidiaries of El Paso);

•

except as provided under any agreement entered into prior to the date of the merger agreement, pay, discharge, settle or satisfy any suit, action, claims or proceeding, in excess of $10 million individually or $25 million in the aggregate;

•	settle or discharge any rate case with FERC relating to any assets of El Paso or any of its subsidiaries; or

•	voluntarily resign, transfer, or relinquish any right as operator of any asset in El Paso’s exploration and production business segment having a present value greater than, or equal to, $125 million.

El Paso has further agreed that, subject to certain exceptions in the merger agreement and the disclosure schedules delivered by El Paso to Kinder Morgan, El Paso will not, and will not permit any of its subsidiaries to, among other things, undertake the following actions without the consent of Kinder Morgan (which consent may be withheld in Kinder Morgan’s sole discretion):

•

issue, sell, grant, dispose of, accelerate the vesting of or modify, any shares of El Paso capital stock, voting securities or equity interests, or any securities convertible into or exchangeable for El Paso capital stock, voting securities or equity interests, except that El Paso may issue shares of El Paso common stock upon the exercise of options granted under certain plans;

•

redeem, purchase or otherwise acquire any of El Paso’s outstanding shares of capital stock, voting securities or equity interests, except in connection with the exercise of stock options or the vesting, settlement or forfeiture of, or tax withholding with respect to, equity or equity-based awards under certain plans;

•

declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of El Paso’s capital stock, or otherwise make any payments to El Paso’s stockholders in their capacity as such, other than (i) dividends by a subsidiary to its parent, (ii) El Paso’s regular quarterly dividend up to $0.01 per share and (iii) certain permitted distributions by EPB;

•	split, combined, subdivide or reclassify any shares of its capital stock;

•

incur, refinance or assume any indebtedness for borrowed money or guarantee any such indebtedness for borrowed money or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of El Paso or any of its subsidiaries or joint ventures, except that El Paso may borrow up to $100 million in the aggregate and

•	if doing so would not breach, conflict with or require the consent of any third party, El Paso also may:

•	borrow under certain existing credit agreements;

•

borrow under El Paso’s Fourth Amended and Restated Credit Agreement up to $700 million and borrow under the E&P BNP Paribas Credit Agreement up to $700 million, except that El Paso will not be subject to the maximum limits ($700 million for each) until the last day of the month preceding the month that the closing occurs and El Paso will not be subject to the maximum limits at any time if it does not sell assets to EPB valued above a certain amount by the last day of such month;

•

refinance, replace or amend any indebtedness that may default or come due as a result of the transactions (provided El Paso consults with Kinder Morgan in connection with any such action) or that is required to be repaid or repurchased pursuant to its terms;

•	borrow from or repay a subsidiary, and El Paso’s subsidiaries may borrow from or repay El Paso; and

•	EPB may make certain borrowings.

•

prepay or repurchase any long-term indebtedness for borrowed money or debt securities of El Paso or any of its subsidiaries, other than revolving indebtedness, borrowings from El Paso to a subsidiary (or vice versa) and repayments or repurchases required pursuant to the terms of such indebtedness or debt securities;

•

(i) make, change or revoke any material election concerning taxes or tax returns, (ii) file any U.S. federal income tax return for the taxable year ending December 31, 2011 prior to September 10, 2012 or, if the closing of the second merger has not occurred prior to September 10, 2012, make any election not to claim (or take any action that would cause Ruby Pipeline Holding Company, L.L.C., Gulf LNG Holdings Group, LLC, Citrus Corp. or any of their respective subsidiaries not to claim) “bonus” depreciation on any U.S. federal income tax return for the taxable year ending December 31, 2011 or approve or join in the making of any such election (or the taking of any such action), (iii) file any amended tax return, (iv) change any method of tax accounting or any tax accounting period, (v) enter into any closing agreement with respect to taxes, (vi) settle any material tax claim or assessment for an amount materially in excess of the reserves therefor or (vii) surrender any right to claim a material refund of taxes or obtain any tax ruling;

•	initiate, file or terminate any rate case with the FERC relating to the assets of El Paso or its subsidiaries or make any material change to any FERC tariff;

•	make any changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable law; or

•	amend El Paso’s certificate of incorporation or bylaws.

Subject to certain exceptions set forth in the merger agreement and the disclosure schedules delivered by Kinder Morgan to El Paso in connection with the merger agreement, unless El Paso consents in writing (which consent cannot be unreasonably withheld, conditioned or delayed), Kinder Morgan has agreed to certain restrictions limiting its and its subsidiaries’ (other than KMP and KMR and their respective subsidiaries) ability to, among other things:

•

issue, sell, grant, dispose of, accelerate the vesting of or modify, any shares of Kinder Morgan capital stock, voting securities or equity interests, or any securities convertible into or exchangeable for Kinder Morgan capital stock, other than in connection with (i) the exercise of certain options that are outstanding on the date of the merger agreement or thereafter granted in accordance with their terms or (ii) the conversion of Kinder Morgan common stock in accordance with its governing documents;

•

redeem, purchase or otherwise acquire any of Kinder Morgan’s outstanding shares of capital stock, voting securities or equity interests, except in connection with (i) the exercise of stock options or the vesting, settlement or forfeiture of, or tax withholding with respect to, equity or equity-based awards outstanding on the date of the merger agreement or thereafter granted in accordance with their terms or (ii) the conversion of Kinder Morgan common stock in accordance with its governing documents;

•	split, combine, subdivide or reclassify any shares of its capital stock;

•

declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of Kinder Morgan’s capital stock, or otherwise make any payments to Kinder Morgan’s stockholders in their capacity as such other than (i) dividends by a direct or indirect subsidiary to its parent or (ii) Kinder Morgan’s regular quarterly dividend in an amount not to exceed $0.60 per share of Kinder Morgan common stock;

•

incur or assume any indebtedness for borrowed money or guarantee any such indebtedness for borrowed money or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Kinder Morgan or any of its subsidiaries or joint ventures, other than (i) borrowings up to $1 billion in the aggregate outstanding at any time and (ii) borrowings from Kinder Morgan by a wholly owned subsidiary in the ordinary course of business;

•	make any capital expenditures in excess of $50 million, in the aggregate, other than as reasonably required to conduct emergency operations on a pipeline or as required by a change in law;

•

acquire any entity, division, business or equity interest of any third party or, except in the ordinary course of business consistent with past practice, any assets that, in the aggregate, have a purchase price in excess of $50 million;

•

make any investments in, or any loans or advances (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any person or entity in excess of $50 million , in the aggregate;

•	amend Kinder Morgan’s certificate of incorporation or bylaws or its shareholders agreement; or

•

adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization (other than transactions between wholly owned subsidiaries of Kinder Morgan).

Sale of El Paso’s Exploration and Production Business

The merger agreement contemplates that it is the intent of Kinder Morgan to sell El Paso’s exploration and production business segment, if reasonably practicable, around the same time as the closing of the second merger. In furtherance of selling such assets, El Paso will, and will cause its controlled subsidiaries to, (i) reasonably assist Kinder Morgan in the preparation for the sale of certain or all of El Paso’s exploration and production assets, and (ii) as may be reasonably requested by Kinder Morgan, enter into agreement(s) with third parties to facilitate the sale of such assets; provided, however, that (i) the consummation of the sale of such exploration and production assets will be conditioned upon the requirement that the second merger will close immediately thereafter and on Kinder Morgan irrevocably confirming that it is ready, willing and able to consummate the closing, and it and its financing sources have irrevocably committed to effectuate the closing immediately following the sale of such assets and (ii) Kinder Morgan will indemnify El Paso and its subsidiaries from any and all costs, expenses, losses and liabilities incurred in connection with the sale of such exploration and production assets.

Governance of Kinder Morgan following the Completion of the Transactions

Kinder Morgan has agreed to take all action necessary, including increasing the size of its board of directors and amending the Shareholders Agreement, dated as of February 10, 2011, among Kinder Morgan and certain of its stockholders, to elect two individuals designated by El Paso to Kinder Morgan’s board of directors (one of which will be appointed to Kinder Morgan’s audit committee and one of which will be appointed to Kinder Morgan’s nominating and governance committee) as of, and subject to, the effective time of the second merger. In furtherance of the foregoing, Kinder Morgan also agreed to amend its bylaws to amend the definition of supermajority board vote from eight to ten directors.

Indemnification; Directors’ and Officers’ Insurance

The merger agreement provides that, upon the effective time of the second merger, Kinder Morgan and New EP Surviving Company will, jointly and severally, to the fullest extent permitted by law, indemnify, defend and hold harmless, and provide advance and reimbursement of reasonable expenses to, all past and present directors and officers of El Paso or any of its subsidiaries.

In addition, as provided by the merger agreement, Kinder Morgan and New EP Surviving Company will (i) honor the provisions regarding the elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in El Paso’s certificate of incorporation and bylaws and comparable governing instruments of any of its subsidiaries immediately prior to the effective time of the second merger and ensure that the certificate of incorporation and bylaws of the New EP Surviving Company will, for a period of six years following effective time of the second merger, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation than are presently set forth in such El Paso governing documents and (ii) maintain in effect for six years from the effective time of the second merger El Paso’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the effective time of the second merger with respect to such indemnified persons, so long as New EP Surviving Company is not required to expend more than an amount per year equal to 300% of current annual premiums paid by El Paso for such insurance. The Company may, in its sole discretion prior to the effective time of the second merger, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the effective time of the second merger that were committed or alleged to have been committed by any past and present directors and officers and employees of El Paso or any of its subsidiaries in their capacity as such; provided, that in no event may the cost of such policy exceed six times an amount equal to 300% of the current annual premiums paid by El Paso for directors’ and officers’ liability insurance policies and, if such a “tail policy” is purchased, Kinder Morgan and the New EP Surviving Company will have no further obligations with respect to maintaining directors’ and officers’ liability insurance.

Employee Matters

Pursuant to the merger agreement, Kinder Morgan has agreed that, after completion of the second merger, it will, subject to certain exceptions as provided in the merger agreement:

•

honor all El Paso benefit plans and compensation arrangements and agreements in accordance with their terms as in effect immediately before the effective time of the second merger, provided that nothing shall limit the right of Kinder Morgan to amend or terminate such plans, arrangements and agreements to the extent permitted by their terms;

•

for one year following the effective time of the second merger, provide, or shall cause to be provided, to each employee of El Paso or any of its subsidiaries as of immediately prior to the effective time of the second merger (other than any employee covered by a collective bargaining agreement), for so long as such employee remains employed, (i) base salary and annual bonus opportunities, each of which are no less than that provided to such employee immediately before the second merger, (ii) other than any such employee who is not a full-time employee, compensation opportunities (other than annual bonus opportunities) and benefits eligibility which are the same as those provided to similarly situated employees of Kinder Morgan and its subsidiaries; provided, that during such one year period, Kinder Morgan will provide each employee of El Paso or any of its subsidiaries as of immediately prior to the effective time of the second merger (and such employee’s eligible dependents) who, as of immediately prior to the effective time of the second merger, is receiving medical care or treatment under El Paso’s Select Plus Program continued medical care and treatment under the terms of such program as in effect immediately prior to the effective time of the second merger;

•

during the one year period following the second merger (or such longer period as may be required under the applicable El Paso benefit plan), provide severance pay and benefits to employees of El Paso and its subsidiaries, other than any employees covered by a collective bargaining agreement, whose employment terminates during the one year period following the second merger that would have been provided to such employees under the applicable severance pay plan maintained by El Paso as in effect immediately prior to the effective time of the second merger; provided, to the extent any portion of El Paso’s assets are sold during the one year period following the second merger, Kinder Morgan will use its commercially reasonable efforts to ensure that the purchaser of such assets provides the foregoing benefits to the applicable employees of El Paso or its subsidiaries who will be employees of the purchaser of such assets, through the end of such one year period;

•

for all purposes (including purposes of vesting, eligibility to participate and level of benefits) credit years of service with El Paso or any of its subsidiaries as if such service were with Kinder Morgan with respect to Kinder Morgan retirement, welfare benefit and similar plans (provided that no credit for years will be given for purposes of benefit accrual under any defined benefit pension plan of Kinder Morgan or where the application of such credit would result in the duplication of benefits);

•

entitle employees of El Paso and its subsidiaries to participate in Kinder Morgan retirement, welfare benefit and similar plans without regard to waiting periods, exceptions for pre-existing conditions, requirements of insurability or any “actively at work” requirement or exclusion; and

•

take into account under Kinder Morgan’s group health plans all deductibles and co-payments and amounts paid toward out-of-pocket limits by El Paso employees under the group health plans maintained by El Paso prior to the effective time of the second merger.

In addition, El Paso, Kinder Morgan, New El Paso and their respective subsidiaries and controlled affiliates, as applicable, agreed to take all actions necessary to implement (i) the retention plan listed in El Paso’s disclosures schedules to the merger agreement regarding employees of El Paso’s exploration and production business segment (see “—Sale of El Paso’s Exploration and Production Business” for a discussion of the sale of such business segment in connection with the closing of the second merger) and (ii) the grant of equity awards on or about July 15, 2012 described in the disclosure schedules to the merger agreement in respect of Kinder Morgan Class P common stock to El Paso employees on terms and conditions generally consistent with the Kinder Morgan equity compensation program for grants made by Kinder Morgan in 2012 as if such El Paso employees were Kinder Morgan employees on the date of such grant.

Amendment and Waiver

Subject to compliance with applicable law, at any time prior to the effective time of the second merger, whether before or after adoption of the merger agreement and first merger agreement by the stockholders of El Paso, the parties may, by written agreement, amend the merger agreement; provided, however, that following approval of the transactions by the stockholders of El Paso or Kinder Morgan, no amendment or change to the provisions of the merger agreement will be made which by law would require further approval by the stockholders of El Paso or by the stockholders of Kinder Morgan without such approval.

At any time prior to the effective time of the second merger, Kinder Morgan and El Paso may by written agreement, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts of the other party provided for in the merger agreement;

•	waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement; and

•	waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.

Remedies; Specific Performance

The merger agreement provides that, in the event El Paso pays the termination fee (described under “—Termination Fees” and “—Expenses”) to Kinder Morgan when required, El Paso will have no further liability to Kinder Morgan, Merger Sub Two or Merger Sub Three except that nothing contained in the merger agreement will relieve El Paso from liability for its fraud or a willful breach of any covenant or other agreement contained in the merger agreement. In addition, notwithstanding any termination of the merger agreement, the merger agreement provides that nothing in the agreement will relieve any party from any liability for any failure to consummate the transactions when required pursuant to the merger agreement (it being understood that the failure of Kinder Morgan to receive the proceeds of the debt financing or the approval of its shareholders for the share and warrant issuance does not relieve Kinder Morgan from any such liability under the merger agreement) or any party from liability for fraud or a willful breach of any covenant or agreement contained in the merger agreement. In addition, the merger agreement provides that each party to the merger agreement agrees and acknowledges that in the event of a party’s willful breach or failure to consummate the transactions when required pursuant to the merger agreement or fraud, the other party shall have the right to pursue all legally available damages against such alleged breaching party, and the alleged breaching party shall have the right to assert all legally available defenses.

The merger agreement also provides that the parties are entitled to obtain an injunction to prevent breaches of the merger agreement and to specifically enforce the merger agreement. El Paso may seek specific performance to cause Kinder Morgan, Merger Sub Two or Merger Sub Three to consummate the transactions contemplated by the merger agreement, including the closing of the second merger if, and only if, (i) all conditions to the closing of the second merger of Kinder Morgan, Merger Sub Two and Merger Sub Three (other than those conditions that by their nature are to be satisfied at the closing of the second merger) have been satisfied or are then capable of being satisfied on or prior to the closing of the second merger, (ii) Kinder Morgan Merger Sub Two and Merger Sub Three fail to complete the closing of the second merger by the date required in the merger agreement, (iii) the debt financing has been funded or will be funded at the closing of the second merger and (iv) El Paso has irrevocably confirmed that if specific performance is granted and the debt financing is funded, then the closing of the second merger will occur. Further, El Paso is entitled to seek specific performance to cause Kinder Morgan, Merger Sub Two and Merger Sub Three to enforce, including against anticipatory breach, the obligations of the lenders to fund the debt financing under the debt commitment letter or definitive agreements relating thereto, but only in the event that each of the following has been satisfied: (i) all conditions to the closing of the second merger of Kinder Morgan, Merger Sub Two and Merger Sub Three (other than those conditions that by their nature are to be satisfied at the closing of the second merger) have been satisfied or are then capable of being satisfied on or prior to the closing of the second merger, (ii) Kinder Morgan, Merger Sub Two and Merger Sub Three fail to complete the closing of the second merger by the date required in the merger agreement, (iii) all of the conditions to the consummation of the financing provided by the debt commitment letters (or, if alternative financing is being used, pursuant to the commitments with respect thereto) have been satisfied (other than those conditions that by their nature are to be satisfied at the closing of the second merger).

Representations and Warranties

The merger agreement contains representations and warranties by Kinder Morgan and El Paso. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other parties in connection with the negotiation of the merger agreement, which disclosures may not be reflected in the merger agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•

were made only as of the date of the merger agreement or such other date or dates as may be specified in the merger agreement and are subject to more recent developments which may not be publicly disclosed.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.

The representations and warranties made by both Kinder Morgan and El Paso relate to, among other things:

•	corporate organization, standing and similar corporate matters;

•	capital structure;

•	subsidiaries;

•	approval and authorization of the merger agreement and the transactions contemplated by the merger agreement and any conflicts created by such transactions;

•	required consents and approvals of governmental entities in connection with the transactions contemplated by the merger agreement;

•	documents filed with the SEC, financial statements included in those documents and regulatory reports filed with governmental entities;

•	absence of undisclosed liabilities since June 30, 2011;

•	absence of certain changes or events from June 30, 2011 through the date of the merger agreement and from the date of the merger agreement;

•	legal proceedings;

•	tax matters;

•	property;

•	compliance with applicable laws, licenses and permits;

•	environmental matters;

•	labor matters;

•	employee benefits;

•	intellectual property;

•	contracts of each party;

•	opinion of financial advisor;

•	information supplied in connection with this information statement/proxy statement/prospectus and the registration statement of which it is a part;

•	insurance;

•	state takeover statutes and rights plan;

•	brokers and finders;

•	the reorganization treatment of the transactions under the Code; and

•	absence of additional representations and warranties.

Additional representations and warranties made only by El Paso relate to, among other things:

•	a report containing estimates of the hydrocarbon reserves that are owned by El Paso or its subsidiaries;

•	El Paso’s exploration and production business segment; and

•	certain of El Paso’s net operating loss carryforwards for U.S. federal income tax purposes.

Additional representations and warranties made only by Kinder Morgan relate to, among other things, financing of the transactions.

Additional Agreements

The merger agreement also contains covenants relating to cooperation in the preparation of this information statement/proxy statement/prospectus and additional agreements relating to, among other things, access to information, notice of specified matters and public announcements.

THE WARRANT AGREEMENT

The following describes the material provisions of the warrant agreement, which is attached as Annex D to this information statement/proxy statement/prospectus and which is incorporated by reference herein, and the warrants to purchase shares of Kinder Morgan Class P common stock that will be issued as part of the merger consideration to New El Paso stockholders in connection with the closing of the second merger (see “The Merger Agreement—Transaction Consideration”). The warrant agreement will be entered into at or prior to the effective time of the second merger.

The description in this section and elsewhere in this information statement/proxy statement/prospectus is qualified in its entirety by reference to the warrant agreement. This summary does not purport to be complete and may not contain all of the information about the warrant agreement that is important to you. Kinder Morgan and El Paso encourage you to read carefully the warrant agreement in its entirety before making any decisions regarding the transactions. The warrant agreement and this summary of its terms have been included to provide you with information regarding the terms of the warrant agreement and the issuance of the warrants thereunder.

Exercise Price; Expiration

The warrants issued as part of the consideration to New El Paso stockholders in connection with the closing of the second merger will entitle holders to purchase shares of Kinder Morgan Class P common stock, on a one-for-one basis, subject to adjustments as provided by the warrant agreement and summarized below. The warrants will be exercisable at an exercise price of $40.00 per share of Kinder Morgan Class P common stock, subject to adjustments as provided by the warrant agreement and summarized below. All of the warrants to purchase shares of Kinder Morgan Class P common stock will be exercisable at any time prior to five years from the date of closing of the second merger.

Exercise

The registered holder of warrants to purchase shares of Kinder Morgan Class P common stock can exercise all or any portion of the warrants evidenced by a warrant certificate by delivering to the warrant agent identified in the warrant agreement: (1) a warrant certificate duly completed and signed, which signature shall be guaranteed by a member of a recognized guarantee medallion program and (2) either (i) an amount equal to the aggregate exercise price for the number of full shares of Kinder Morgan Class P common stock as to which warrants are exercised, which such exercise price may be delivered either in cash or by certified or official bank check payable to the warrant agent or (ii) by directions to the warrant agent to exercise the warrants pursuant to a “cashless exercise”, in which case the registered holder will receive a number of shares of Kinder Morgan Class P common stock that is equal to the aggregate number of shares of Kinder Morgan Class P common stock for which the warrants are being exercised less the number of shares of Kinder Morgan Class P common stock that have an aggregate Market Price (as such term is defined in the warrant agreement) on the trading day on which such warrants are exercised that is equal to the aggregate exercise price for all such shares of Kinder Morgan Class P common stock. The warrant agreement also provides that if warrants are exercised such that the aggregate exercise price would exceed the aggregate Market Price of the shares of Class P common stock issuable upon exercise, the exercise shall be null and void, no shares will be issued upon that exercise, and such warrants will continue in effect subject to their terms.

Adjustments to Prevent Dilution

The number of shares of Kinder Morgan Class P common stock issuable upon exercise of a warrant, and the exercise price of such warrant, will be subject to adjustment in order to protect warrant holders from dilution in case of:

•	stock splits or combinations;

•	cash dividends that exceed:

•	$0.50 per share of Kinder Morgan Class P common stock in any quarter during the fiscal year ended December 31, 2012;

•	$0.60 per share of Kinder Morgan Class P common stock in any quarter during the fiscal year ended December 31, 2013;

•	$0.70 per share of Kinder Morgan Class P common stock in any quarter during the fiscal year ended December 31, 2014;

•	$0.80 per share of Kinder Morgan Class P common stock in any quarter during the fiscal year ended December 31, 2015;

•	$0.90 per share of Kinder Morgan Class P common stock in any quarter during the fiscal year ended December 31, 2016; and

•	$1.00 per share of Kinder Morgan Class P common stock in any quarter during the fiscal year ended December 31, 2017;

in each case, as adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction;

•	distributions of securities, evidences of indebtedness, assets, rights or warrants; and

•	specified share repurchases.

Listing of Warrants

The warrant agreement provides that Kinder Morgan will register the warrants with the SEC and list them on the NYSE, NASDAQ or such other exchange as is reasonably agreed to by Kinder Morgan and El Paso.

Effect of a Business Combination Transaction

In case of any merger, consolidation, statutory share exchange or similar transaction that requires the approval of Kinder Morgan’s stockholders or reclassification of the Kinder Morgan Class P common stock (other than a reclassification that is otherwise provided for in the anti-dilution provisions of the warrant agreement), the warrant holder will upon exercise be entitled to receive, during the period specified by the warrant, an equivalent number of shares of common stock or other securities or property of the surviving entity that the holder would have been entitled to in such sale if the warrant to purchase shares of Kinder Morgan Class P common stock had been exercised immediately prior to such transaction. Appropriate adjustments shall be made to the warrant to purchase shares of Kinder Morgan Class P common stock so that the right to exercise the warrant in exchange for any such shares of stock or other securities or property will remain substantially the same as prior to such transaction.

Transfer

At the option of the holder of a warrant, each warrant and all rights thereunder may be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, by the registered holder.

Share Rights

A warrant will not, prior to its exercise, confer upon its holder or such holder’s transferee, the right to vote or receive dividends, or consent or receive notice as stockholders in respect of any meeting of stockholders for the election of directors of Kinder Morgan or any other matter, or any rights whatsoever as stockholders of Kinder Morgan.

Legends

Each certificate evidencing a warrant will have such insertions as are required or permitted by the warrant agreement and may have such letters, numbers or other marks of identification and such legends and endorsements, stamped, printed, lithographed or engraved thereon, as may be required to comply with the warrant agreement, any applicable law or any rule of any securities exchange on which the warrants may be listed.

THE VOTING AGREEMENT

The following describes the material provisions of the voting agreement, which is attached as Annex C to this information statement/proxy statement/prospectus and which is incorporated by reference herein.

The description in this section and elsewhere in this information statement/proxy statement/prospectus is qualified in its entirety by reference to the voting agreement. This summary does not purport to be complete and may not contain all of the information about the voting agreement that is important to you. Kinder Morgan and El Paso encourage you to read carefully the voting agreement in its entirety before making any decisions regarding the transactions. The voting agreement and this summary of its terms have been included to provide you with information regarding the terms of the voting agreement.

In order to issue Kinder Morgan Class P common stock and warrants as part of the merger consideration, and the Kinder Morgan Class P common stock issuable upon exercise of the warrants, Kinder Morgan must obtain approval of the share and warrant issuance proposal by its stockholders. Approval of the share and warrant issuance proposal is being submitted to Kinder Morgan’s stockholders at the Kinder Morgan special meeting. As a result of the voting agreement, approval of the share and warrant issuance proposal at the Kinder Morgan special meeting is assured.

The voting agreement was entered into simultaneously with the execution of the merger agreement, on October 16, 2011, by and among El Paso and certain of Kinder Morgan’s stockholders, solely in their capacity as stockholders, including Richard Kinder (the Chairman and CEO of Kinder Morgan) and the Sponsor Investors. In the aggregate, these stockholders held shares of Kinder Morgan representing approximately 75% of the voting power of the outstanding capital stock of Kinder Morgan. Pursuant to the terms of the voting agreement, each of these stockholders agreed, among other things, to vote all of its shares:

•	in favor of the share and warrant issuance proposal;

•	against an acquisition proposal, if any, for at least 20% of the assets or equity of Kinder Morgan and its subsidiaries, on a consolidated basis;

•	against any proposal that would reasonably be expected to materially impede or materially delay consummation of the transactions contemplated by the merger agreement; and

•

in favor of the election of El Paso’s two nominees to the board of directors of Kinder Morgan (if such stockholder is still a stockholder at the time of the first annual stockholders meeting of Kinder Morgan following the acquisition of El Paso).

Each such stockholder also agreed to execute the amendment to the shareholders agreement of Kinder Morgan in order to increase the size of the board to accommodate the two director nominees of El Paso. In addition, these stockholders agreed to retain collectively, until Kinder Morgan stockholder approval of the share and warrant issuance proposal is obtained or until the voting agreement is terminated, whichever is earlier, an amount of shares of Kinder Morgan voting common stock that is sufficient to approve the issuance.

The voting agreement will remain in effect until the earlier to occur of the termination of the merger agreement in accordance with its terms and completion of the acquisition of El Paso by Kinder Morgan. The covenant to vote in favor of El Paso’s director nominees, however, will survive until the first annual shareholders meeting of Kinder Morgan following the acquisition of El Paso.

DESCRIPTION OF THE DEBT FINANCING

Overview

Barclays Bank has committed to provide (1) a $6.8 billion 364-day senior secured term loan credit facility, or the “364-Day Facility,” (2) a $5.0 billion three-year senior secured term loan facility, or the “Term Facility,” and (3) a $1.5 billion senior secured revolving credit facility maturing on May 30, 2013, or the “Revolving Facility,” referred to, together with the 364-Day Facility and the Term Facility, as the Facilities. The Revolving Facility will provide a backstop for the proposed amendment and upsize of KMK’s existing revolving facility dated May 30, 2007, referred to as the “Existing KMK Facility,” in each case, on the terms and subject to the conditions set forth in the debt commitment letter. The borrower under the Facilities will be KMK, or to the extent that KMK is merged into Kinder Morgan on or prior to the closing date of the second merger, Kinder Morgan. The proceeds of the Facilities are expected to be used on the closing date of the second merger to pay the cash consideration for the transactions and related fees and expenses and to repay or redeem certain of El Paso’s indebtedness outstanding on the closing date. In addition, the proceeds of the Revolving Facility (or the existing KMK Facility, if it is amended and upsized as described below) are also expected to be used to finance working capital needs and for general corporate purposes.

Barclays Capital will act as bookrunner, lead arranger and syndication agent for the debt financing and will lead the syndication, in consultation with Kinder Morgan, of the debt financing. The terms of the Facilities will be set forth in the definitive loan documentation consistent with the debt commitment letter and specified documentation standards. Barclays Capital has the right to make certain changes to the terms of the Facilities in connection with achieving a successful syndication of the Facilities, including, among other things, by increasing the interest rate margins on the Facilities (which increase could result in an increase in the original issue discount or additional upfront fees).

On October 31, 2011 the following financial institutions became party to the debt commitment letter by way of a joinder agreement and were assigned a portion of Barclays Bank’s commitments thereunder: Bank of America, N.A.; The Bank of Tokyo-Mitsubishi UFJ, Ltd.; Citibank, N.A.; Credit Suisse AG, Cayman Islands Branch; Deutsche Bank AG New York Branch; JPMorgan Chase Bank, N.A.; Royal Bank of Canada; The Royal Bank of Scotland PLC; UBS Loan Finance LLC; and Wells Fargo Bank, N.A. (such institutions, together with Barclays Bank, referred to as the “Commitment Parties”).

Revolving Facility Amendment

Kinder Morgan intends to seek the amendment or amendment and restatement of the Existing KMK Facility, referred to as the “Existing KMK Facility Amendment,” to, among other things, increase the commitments under the Existing KMK Facility from $1.0 billion to $1.5 billion and permit the consummation of the second merger and the transactions contemplated thereby, including the incurrence of liens and guarantees securing the 364-Day Facility and Term Facility. It is anticipated that the increase in the commitments under the Existing KMK Facility will be implemented by obtaining commitments to the Existing KMK Facility’s $500 million incremental facility. Upon the effectiveness of the Existing KMK Facility Amendment, the Commitment Parties’ commitment in respect of the Revolving Facility will be reduced to $500 million and upon KMK’s receipt of incremental commitments by other lenders, subject to certain conditions including the conditions precedent applicable to the debt financing, Commitment Parties’ commitments under the debt commitment letter with respect to the Revolving Facility shall be reduced on a dollar-for-dollar basis by the commitments under such incremental facility under the Existing KMK Facility.

Interest Rate and Amortization

The debt commitment letter provides that each of the Facilities will bear interest, at Kinder Morgan’s option, at either (1) adjusted London Interbank Offer Rate (referred to as “LIBOR”) plus an applicable margin per annum applicable to a given Facility or (2) alternate base rate plus an applicable margin per annum applicable to a given Facility. The debt commitment letter provides that each of the applicable margins for each of the Facilities will be a rate per annum based on the credit rating of Kinder Morgan’s senior secured non-credit enhanced long term indebtedness for borrowed money as of any date of determination.

The debt commitment letter provides that the entire outstanding principal amount of the 364-Day Facility, together will all amounts owed with respect thereto, will be repayable on the date that is 364 days after the closing date of the second merger, subject to, at Kinder Morgan’s option, a 180-day extension of such maturity date for a portion of such 364-Day Facility in an amount not to exceed $3.5 billion, conditioned on, among other things, the payment of an extension fee on the extension date and the absence of a default thereunder. The outstanding principal amount of the Term Facility will be repayable in an amount equal to $500,000,000 on each of the date that is 18 months following the closing date of the second merger, 24 months following the closing date of the second merger and 30 months following the closing date of the second merger, with any remaining balance, together with all other amounts owed with respect thereto, payable on the third anniversary of the closing date of the second merger.

Guarantees and Security

The debt commitment letter provides that all obligations under the Facilities, certain hedging arrangements and certain cash management arrangements of the borrower and its restricted subsidiaries, in each case, owed to a lender under the Facilities will, subject to certain exceptions, be jointly and severally guaranteed by:

•	Kinder Morgan (if it is not the borrower under the Facilities),

•	the guarantors under the Existing KMK Facility,

•	El Paso,

•	the newly formed parent company of El Paso, and

•	the guarantors under El Paso’s existing Fourth Amended and Restated Credit Agreement dated May 27, 2011, referred to as the “Existing EP Facility,”

in each case subject to certain terms and exceptions.

The debt commitment letter provides that all obligations under the Facilities and the guarantees will be secured by:

•	a pledge of 100% of the capital stock of KMK to the extent it is not merged into Kinder Morgan on or prior to the closing date,

•	a lien on all assets and a pledge of all of the capital stock of the borrower and its restricted subsidiaries that secure the Existing KMK Facility,

•	upon consummation of the second merger, a pledge of 100% of the capital stock of New El Paso, and

•	a lien on the assets and a pledge of all equity interests of New El Paso and its restricted subsidiaries that secure the Existing EP Facility,

in each case subject to certain terms and exceptions.

Certain existing notes, hedging agreements and credit facilities of Kinder Morgan and its restricted subsidiaries (other than El Paso and its subsidiaries) shall be secured on a pari passu basis with the Facilities and benefit from the same guarantees as the Facilities. Certain existing notes and letter of credit facilities of El Paso and certain of its restricted subsidiaries will benefit from the collateral and guarantees provided by El Paso and its restricted subsidiaries to the same extent as, and on a pari passu basis with, the collateral and guarantees provided by El Paso and its restricted subsidiaries that benefit the Facilities.

Prepayments and Commitment Reductions

On or prior to the closing date of the second merger, the commitments in respect of the 364-Day Facility and the Term Facility under the debt commitment letter shall be reduced by, and after the closing date of the second merger, the borrower shall make the following mandatory prepayments in respect of the 364-Day Facility and Term Facility (after giving effect to any prepayment required pursuant to the terms of indebtedness of Kinder Morgan’s subsidiaries (in each case, consistent with specified documentation standards): (1) 100% of the net cash proceeds of issuances of debt obligations subject to certain exceptions and thresholds, (2) 100% of the net cash proceeds of issuances of equity of Kinder Morgan, subject to certain exceptions and thresholds and (3) 100% of the net cash proceeds of asset sales (including insurance and condemnation proceeds), subject to thresholds, reinvestment rights (in the case of insurance and condemnation proceeds) and certain other exceptions; provided that in each case, in no event shall the commitments in respect of the 364-Day Facility and Term Facility under the debt commitment letter be reduced prior to the closing date as a result of any mandatory prepayment event at El Paso or its subsidiaries, except to the extent the net cash proceeds thereof are dividended or distributed to the stockholders of El Paso, provided further that dividends and distributions permitted by the merger agreement as in effect on October 16, 2011 shall not reduce the commitments thereunder. All mandatory prepayments under the Facilities shall be applied first, pro rata to loans outstanding under the 364-Day Facility and second, pro rata to loans outstanding under the Term Facility.

The borrower under the Facilities shall be permitted at any time to make voluntary prepayments of the loans under the Facilities without premium or penalty, subject only to the obligation to reimburse the lenders under the Facilities for breakage costs.

Representations, Covenants and Events of Default

The debt commitment letter provides that the Facilities will provide for (in each case, consistent with the specified documentation standards) (1) certain representations, warranties and affirmative covenants consistent with specified documentation standards, (2) certain negative covenants, including limitations on incurring indebtedness, liens, fundamental changes, asset sales, investments, dividends and repayment of certain indebtedness, sale leasebacks and change of business, in each case with baskets, thresholds and exceptions to be agreed and (3) certain events of default, including for non-payment of principal and interest, breach of affirmative or negative covenants, certain cross defaults, change in control, bankruptcy events, certain ERISA events, certain unsatisfied judgments and actual or asserted invalidity of guarantees or security documents. Commencing with the last date of the fourth full fiscal quarter following the closing date of the second merger, each Facility will require compliance with a financial maintenance covenant requiring a maximum leverage ratio of 6.00 to 1.00.

Conditions

The obligation of the Commitment Parties to provide debt financing on the closing date of the second merger under the debt commitment letter is subject to a number of conditions, including, without limitation:

•

a condition that, (a) since June 30, 2011 through October 16, 2011 and (b) from October 16, 2011 to the closing date of the second merger, in the case of each of clauses (a) and (b), there have not been any changes, effects, events or occurrences that, individually or in the aggregate, have had or would reasonably be expected to have any Company Material Adverse Effect (defined in the debt commitment letter in a manner substantially the same as the definition of “Material Adverse Effect” in the merger agreement) on El Paso and its subsidiaries taken as a whole;

•

the borrower under the Facilities using commercially reasonable efforts to obtain ratings in respect of the borrower’s senior secured non-credit enhanced long-term indebtedness for borrowed money from S&P and Moody’s (but not any particular rating);

•	negotiation, execution and delivery of definitive loan documentation consistent with the debt commitment letter and specified documentation standards;

•	the accuracy of certain representations and warranties of El Paso in the merger agreement and certain specified representations and warranties of the borrower and guarantors in the loan documents;

•

consummation of the merger in accordance with the merger agreement (without giving effect to any amendments to the merger agreement or any amendments, modifications or waivers to the merger agreement that are materially adverse to any material interest of the lenders without the consent of Barclays Capital);

•

the execution, delivery and borrowings under the loan documents and the consummation of the merger shall not result in a default under any agreement (other than any loan document) governing any material debt for borrowed money of Kinder Morgan, El Paso or any of their respective subsidiaries, in each case after giving effect to the consummation of the transactions and except to the extent any such default with respect to any such debt of El Paso or any of its subsidiaries would not reasonably be expected to result in a Company Material Adverse Effect (provided, that the absence of a “change of control” under the existing debt securities of El Paso and its subsidiaries is not a condition precedent to the Facilities);

•	the termination of the Existing EP Facility and the repayment in full of all amounts outstanding thereunder;

•

delivery of certain customary closing documents (including, among others, a customary solvency certificate and a customary borrowing notice), specified items of collateral and certain financial statements;

•	compliance with certain “know your customer” and anti-money laundering rules and regulations (including the Patriot Act); and

•	payment of all required costs, fees and expenses in connection with the debt financing.

The final termination date for the debt commitment letter 11:59 p.m (New York time) on June 30, 2012, provided that such date may be extended to December 31, 2012 under certain circumstances at Kinder Morgan’s election, such election obligating Kinder Morgan to pay an extension fee.

DESCRIPTION OF KINDER MORGAN CAPITAL STOCK

The following information is a summary of the material terms of the Kinder Morgan certificate of incorporation and bylaws. Kinder Morgan’s certificate of incorporation and bylaws are filed as exhibits to the registration statement of which this information statement/proxy statement/prospectus forms a part.

General

Kinder Morgan’s authorized capital stock consists of:

•	2,000,000,000 shares of Class P common stock, $0.01 par value per share, 110,898,898 of which were outstanding as of October 31, 2011;

•

707,000,000 shares of Class A convertible common stock, $0.01 par value per share, issued in nine series, which are referred to as Kinder Morgan’s “Class A common stock” or “Class A shares,” 596,102,672 of which were outstanding as of October 31, 2011, and none of the rest of which may be reissued;

•

100,000,000 shares of Class B convertible common stock, $0.01 par value per share, issued in nine series, which are referred to as Kinder Morgan’s “Class B shares,” all of which were outstanding as of October 31, 2011;

•

2,462,927 shares of Class C convertible common stock, $0.01 par value per share, issued in nine series, which are referred to as Kinder Morgan’s “Class C shares,” all of which were outstanding as of October 31, 2011; and

•	10,000,000 shares of preferred stock, $0.01 par value per share, none of which were outstanding as of October 31, 2011.

Classes of Kinder Morgan Common Stock

General

As of October 31, 2011, the Class A shares, the Class B shares and the Class C shares were convertible into a total of 596,102,672 shares of Kinder Morgan Class P common stock, which represented 84.3% of the outstanding shares of Kinder Morgan Class P common stock on a fully-converted basis. The number of shares of Kinder Morgan Class P common stock into which the Class A shares, Class B shares and Class C shares will convert is determined in accordance with Kinder Morgan’s certificate of incorporation. As described under “—Voluntary Conversion—Automatic Conversion of Class B Shares and Class C Shares,” the relative portion of the total number of shares of Kinder Morgan Class P common stock issuable upon conversion to the holders of the Class A Shares, the Class B Shares and the Class C Shares, respectively, and the portion of Kinder Morgan’s dividends to be received by the holders of the Class A Shares, the Class B Shares and the Class C Shares, respectively, will depend on the total value that has been received by such holders in connection with dividends and conversions of such shares into shares of Kinder Morgan Class P common stock. Because the aggregate amount of Kinder Morgan Class P common stock into which the Class A shares, Class B shares and Class C shares can convert is fixed, however, neither conversions of any Class A shares, Class B shares or Class C shares into Kinder Morgan Class P common stock, nor the portion of Kinder Morgan’s distributions that may be received by the Class B shares or Class C shares rather than the Class A shares, will impact the per share distribution paid on Kinder Morgan Class P common stock or the aggregate distributions Kinder Morgan pays to its stockholders. The conversion of Kinder Morgan’s Class B shares and Class C shares into shares of Kinder Morgan Class P common stock will result in a corresponding decrease in the number of shares of Kinder Morgan Class P common stock into which Kinder Morgan’s Class A shares will be able to convert because its Class A shares, Class B shares and Class C shares are convertible into a fixed aggregate number of shares of Kinder Morgan Class P common stock.

Since the Investors may decide to sell shares at different times and at different prices or values, and because those sales may affect the relative conversion and distribution rights of the Class B shares and the Class C shares vis-a-vis the Class A shares, Kinder Morgan’s Class A shares were issued in nine series to the following groups of Investors:

•	five series to the Sponsor Investors;

•	one series to Richard D. Kinder;

•	two series to the Original Stockholders; and

•	one series to Other Management.

Each series of Class A shares has a corresponding series of Class B shares and of Class C shares in order to track the dividends and conversions of each series. Class B shares are held by members of management, and each series of Class A shares has a similar corresponding series of Class B shares. Class C shares also are held by the members of management, and each series of Class A shares has a similar corresponding series of Class C shares. The relationship among the Class A shares, Class B shares and Class C shares is the same for all series of Class A shares. The determinations described below are made on a series-by-series basis.

The economic rights of the holders of the Class A shares, Class B shares and Class C shares will adjust as described in Kinder Morgan’s certificate of incorporation. The holders of the Class C shares are not entitled to any distributions until the holders of the Class A shares have received total value of distributions and of shares of Kinder Morgan Class P common stock issued upon conversion of Class A shares equal to 100% of their originally invested capital; thereafter, the holders of the Class C shares are entitled to a proportion of distributions as if the Class C shares were Class A shares. Other than the priority distributions described below under “—Dividends,” the holders of the Class B shares are not entitled to any distributions until the holders of the Class A shares and the holders of the Class C shares have received total value equal to 150% of their original capital, which includes the capital originally invested by the holders of the Class A shares and an amount of notional capital for the Class C shares (collectively referred to in this information statement/proxy statement/prospectus as the “original capital”). Thereafter, the holders of Class B shares as a group are entitled to varying percentages of distributions that would cause such holders to have received total value equal to between 5% and 20% of the amount by which the total value of distributions and of shares of Kinder Morgan Class P common stock issued upon conversion received with respect to Kinder Morgan’s Class A shares, Class B shares and Class C shares exceeds the original capital. At May 31, 2015, any remaining Class A shares, Class B shares and Class C shares will convert into shares of Kinder Morgan Class P common stock based on the fair market value of those shares of Kinder Morgan Class P common stock, which will be calculated based on the volume weighted average price of one share of Kinder Morgan Class P common stock during the regular director and officer blackout period for its first quarterly periodic report for the 2015 calendar year. A mandatory conversion event may occur earlier with respect to one or more series of the Class A shares, Class B shares and Class C shares upon the occurrence of specified events. See “—Mandatory Conversion.”

The number of shares of Kinder Morgan Class P common stock into which the Class A shares, the Class B shares and the Class C shares in the aggregate can convert was fixed in connection with Kinder Morgan’s February 2011 initial public offering. Out of that aggregate number, the portion into which the Class A shares can convert may grow smaller, to the extent the Class B shares and Class C shares convert into Kinder Morgan Class P common stock, depending on the amount by which the total value received with respect to Kinder Morgan’s Class A shares, Class B shares and Class C shares exceeds the original capital. The Class C shares will not convert into any shares of Kinder Morgan Class P common stock unless the holders of Class A shares have received total value in excess of 100% of the originally invested capital of the holders of the Class A shares, after which time the Class C shares will generally be treated as Class A shares. The Class B shares will not convert into any shares of Kinder Morgan Class P common stock unless the holders of Class A shares and Class C shares have received total value in excess of 150% of the original capital of the holders of the Class A shares and Class C shares. Class B shares and Class C shares will automatically convert into shares of Kinder Morgan

Class P common stock after specified thresholds of total value received have been exceeded as a result of the voluntary conversion of Class A shares. See “—Voluntary Conversion—Automatic Conversion of Class B Shares and Class C Shares.”

Voluntary Conversion

Voluntary Conversion of Class A Shares. A holder of Class A shares other than Other Management may elect to convert some, or all, of its Class A shares in order to sell the resulting shares of Kinder Morgan Class P common stock to a third party or to make a distribution of such resulting shares of Kinder Morgan Class P common stock to its investors or partners by delivering a conversion notice to Kinder Morgan and its transfer agent. Richard D. Kinder, Kinder Morgan’s chief executive officer, and the Original Stockholders also may convert their Class A shares in order to donate the resulting shares of Kinder Morgan Class P common stock to certain charitable organizations. In most cases, a portion of the Class A shares held by Other Management will automatically convert into Kinder Morgan Class P common stock following the voluntary conversion of Class A shares by the Sponsor Investors, Mr. Kinder or the Original Stockholders. Mr. Kinder and Park Shaper, Kinder Morgan’s president, are subject to certain transfer restrictions on the sale of Kinder Morgan Class P common stock resulting from their conversion of Class A shares. See “Additional Information About Kinder Morgan—Certain Relationships and Related Transactions Involving Kinder Morgan—Shareholders Agreement—Transfer Restrictions.”

Holders of Class A shares, or shares of Kinder Morgan Class P common stock received by such holder upon a mandatory conversion occurring prior to May 31, 2015, may not convert any Class A shares or transfer any shares of Kinder Morgan Class P common stock during the fair market value calculation period prior to the final conversion date on May 31, 2015. See “—General.” Holders of Class B shares and Class C shares are not entitled to voluntarily convert their shares.

Automatic Conversion of Class B Shares and Class C Shares. The voluntary conversion of shares of a Class A series that causes certain thresholds of total value received to be exceeded will result in the automatic conversion of Class B shares or Class C shares, and may result in the automatic conversion of Class A shares owned by Other Management, which latter event could result in the further automatic conversion of corresponding Class B shares and Class C shares. Class C shares will not convert into any shares of Kinder Morgan Class P common stock unless the holders of the corresponding series of Class A shares have received total value in excess of 100% of the originally invested capital of the holders of those Class A shares, after which time such Class C shares will generally be treated as Class A shares. Thereafter, each time that a holder of Class A shares voluntarily converts some, or all, of its Class A shares in order to sell, distribute or donate the resulting shares of Kinder Morgan Class P common stock, a number of Class C shares will automatically convert into shares of Kinder Morgan Class P common stock so that the holders of Class C shares receive their proportion of the total value that the holders of Class A shares received in such transaction. The Class B shares of a series will not convert into any shares of Kinder Morgan Class P common stock unless the holders of the corresponding Class A shares and Class C shares have received total value in excess of 150% of the original invested and notional capital of the holders of the Class A shares and Class C shares. Thereafter, the holders of Class B shares as a group will begin receiving their proportion of total value. Each time that a holder of Class A shares voluntarily converts some, or all, of its Class A shares in order to sell, distribute or donate the resulting shares of Kinder Morgan Class P common stock, a number of Class B shares will automatically convert into shares of Kinder Morgan Class P common stock so that the holders of Class B shares receive their proportion of total value, which is equal to between 5% and 20% of the amount by which the total value of distributions and of shares of Kinder Morgan Class P common stock issued upon conversion received with respect to Class A shares, Class B shares and Class C shares exceeds the original capital.

Mandatory Conversion

Any Class A shares, Class B shares and Class C shares of a series outstanding on May 31, 2015 will automatically convert into the remaining shares of Kinder Morgan Class P common stock allocable to such series, as described above under “—General.” Mandatory conversion may occur earlier if the holders of two-thirds of the shares of a Class A series and two-thirds of the shares of the corresponding Class B series select an earlier date, if the remaining number of shares of Kinder Morgan Class P common stock originally allocable to such series falls below 0.5% of the maximum number of shares of Kinder Morgan Class P common stock allocable to such series or upon the occurrence of specified change of control events. See “—Certain Anti-takeover Provisions of Kinder Morgan’s Charter and Bylaws and Delaware Law—Approval Requirements for Certain Changes of Control.” An early mandatory conversion date may not be selected with respect to Richard D. Kinder’s Class A shares until at least two of the Sponsor Investors have selected an early mandatory conversion date or unless no Sponsor Investor holds any Class A shares or shares of Kinder Morgan Class P common stock received upon a mandatory conversion.

Accelerated Conversion of Class B Shares and Class C Shares

A holder of Class B shares or Class C shares may convert all or a portion of such shares into shares of Kinder Morgan Class P common stock in order to provide such holder with liquidity in the event that such holder must pay certain taxes with respect to its ownership of such Class B shares or Class C shares that exceed the amount of total value received by such holder with respect to such Class B shares or Class C shares as of such time. Adjustments would be made to subsequent distributions or conversions that otherwise would be made or would occur with respect to the Class B shares or Class C shares that are subject to such accelerated conversion. Alternatively, the holders of Class A shares of the series corresponding to such Class B shares or Class C shares may elect to make a non-interest-bearing cash loan to the holder of such Class B shares or Class C shares to provide such holder with the required liquidity and, to the extent that such holder would incur certain taxable compensation income in connection with such non-interest-bearing loan, will make a tax gross-up payment in cash to such holder.

Voting Rights

Each share of Kinder Morgan Class P common stock and each Class A share entitles the holder to one vote (subject to anti-dilution adjustments in the case of the Class A shares) with respect to each matter presented to Kinder Morgan’s stockholders on which the holders of Kinder Morgan Class P common stock are entitled to vote. Each Class B share and Class C share entitles the holder to 1/10th of a vote with respect to the election of directors. All classes of capital stock vote as a single class for the election and removal of directors on Kinder Morgan’s board of directors and as provided by law, and the Kinder Morgan Class P common stock and the Class A shares vote as a single class on most other matters. Certain classes have specific votes with respect to certain amendments of Kinder Morgan’s certificate of incorporation. See “—Certain Other Provisions of Kinder Morgan’s Charter and Bylaws and Delaware Law—Amending Kinder Morgan’s Certificate of Incorporation and Bylaws.”

Holders of Kinder Morgan’s capital stock do not have cumulative voting rights.

Dividends

Holders of Kinder Morgan Class P common stock share equally in any dividend declared by Kinder Morgan’s board of directors, subject to the rights of the holders of any outstanding preferred stock. The holders of Kinder Morgan’s outstanding Class A shares, Class B shares and Class C shares are entitled to receive in the aggregate the proportion of any such dividend allocable to the maximum number of shares of Kinder Morgan Class P common stock into which they would then convert (measured on the record date for such dividend). The dividends received by holders of Class A shares, Class B shares and Class C shares will adjust over time as described above under “—General.” The Class A shares, Class B shares and Class C shares will receive in the aggregate dividends on a fully-converted Kinder Morgan Class P common stock basis, and the payment of those dividends will not otherwise affect the per share dividends received by holders of Kinder Morgan Class P common stock since the aggregate number of shares of Kinder Morgan Class P common stock into which Kinder Morgan’s Class A shares, Class B shares and Class C shares can convert was fixed at the closing of its initial public offering.

Kinder Morgan’s certificate of incorporation provides that, in general, no dividends will be paid to holders of Class A shares and Class C shares until annual dividends of up to $50 million are paid to the holders of Class B shares. Subject to certain limitations set forth in Kinder Morgan’s charter, such priority dividends are payable to the holders of Class B shares until such holders have received dividends of approximately $200 million, sixteen quarters have elapsed since Kinder Morgan’s first dividend payment date after the closing of its initial public offering, or the holders of the Class A shares, the holders of the Class B shares and the holders of the Class C shares have received total value equal to 150% of the original capital, whichever is earlier.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of Kinder Morgan’s affairs, holders of Kinder Morgan’s capital stock would be entitled to share ratably in its assets that are legally available for distribution to its stockholders after payment of liabilities in accordance with the provisions regarding the payment of dividends in Kinder Morgan’s certificate of incorporation. See “—Dividends” above. If Kinder Morgan has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distributions and/or liquidation preferences. In either such case, Kinder Morgan must pay the applicable distribution to the holders of its preferred stock, if required pursuant to the terms of any such preferred stock, before it may pay distributions to the holders of Kinder Morgan Class P common stock, Class A shares, Class B shares or Class C shares.

Other Rights

Kinder Morgan’s stockholders have no preemptive or other rights to subscribe for additional shares. All outstanding shares are, and all shares issued in the second merger will be, when issued, validly issued, fully paid and nonassessable.

Appraisal Procedure

Kinder Morgan’s certificate of incorporation provides for appraisal procedures to be used in the event of disputes relating to, among other things, the calculation of fair market value of illiquid consideration and determination of values upon a mandatory conversion. Kinder Morgan has agreed to pay all costs of such dispute resolution procedures, including the fees of all appointed investment banking firms or other appraisers.

Kinder Morgan Preferred Stock

Kinder Morgan’s board of directors is authorized, subject to the limits imposed by the DGCL, and the board of directors approval requirements contained in Kinder Morgan’s bylaws, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series of preferred stock, and to fix the rights, preferences, privileges, qualifications, limitations and restrictions of the shares of each wholly unissued series of preferred stock. Kinder Morgan’s board of directors also is authorized to increase or decrease the number of shares of any series, but not below the number of shares of that series of preferred stock then outstanding and not above the total number of shares of preferred stock authorized by Kinder Morgan’s certificate of incorporation, without any further vote or action by its stockholders.

Kinder Morgan’s board of directors may authorize the issuance of preferred stock with voting rights that affect adversely the voting power or other rights of its other classes of stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, also could have the effect of delaying, deferring or preventing a change in control or causing the market price of Kinder Morgan Class P common stock to decline. Kinder Morgan has no current plans to issue any shares of preferred stock.

Certain Anti-takeover Provisions of Kinder Morgan’s Charter and Bylaws and Delaware Law

In addition to the supermajority board voting approvals required by Kinder Morgan’s bylaws, its certificate of incorporation and bylaws have the following provisions that could deter, delay or prevent a third party from acquiring Kinder Morgan, even if doing so would benefit its stockholders.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for Kinder Morgan’s board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire Kinder Morgan. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of Kinder Morgan. Further, the rights of the holders of Kinder Morgan’s other classes of stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that may be issued in the future.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Kinder Morgan’s bylaws provide that special meetings of the stockholders may be called only upon the request of the chairman of the board, the chief executive officer, the president or the board of directors or upon the written request of stockholders of record of not less than 10% of all voting power entitled to vote at such meeting. Kinder Morgan’s bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Kinder Morgan’s bylaws establish advance notice procedures with respect to stockholder proposals for annual meetings and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide Kinder Morgan with specified information. Kinder Morgan’s bylaws provide that any director or the board of directors may be removed, with or without cause, by an affirmative vote of shares representing the majority of all voting power then entitled to vote at an election of directors. Its bylaws also provide that vacancies may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by its stockholders. Kinder Morgan’s bylaws allow the chairman of a meeting of the stockholders to adopt rules and regulations for the conduct of meetings that may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions also may defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of Kinder Morgan. In addition, the nomination and removal of directors, including the filling of board vacancies, must comply with the provisions of the shareholders agreement regarding composition of Kinder Morgan’s board of directors. See “Additional Information About Kinder Morgan—Certain Relationships and Related Transactions Involving Kinder Morgan—Shareholders Agreement.”

No Stockholder Action by Written Consent

Kinder Morgan’s certificate of incorporation provides that any vote or similar action required or permitted to be taken by holders of Kinder Morgan Class P common stock must be effected at a duly called annual or special meeting of its stockholders and may not be effected by consent in writing by such stockholders. Holders of Kinder Morgan’s Class A shares, Class B shares and Class C shares may effect any action requiring the consent of such class of stock by written consent.

Approval Requirements for Certain Changes of Control

Kinder Morgan’s organizational documents contain additional approval requirements for certain non-cash changes of control. Kinder Morgan’s shareholders agreement prohibits it from directly or indirectly engaging in any merger, amalgamation, consolidation or other business combination or similar transaction or series of transactions (other than for solely cash consideration) without obtaining the unanimous approval of its stockholders unless the organizational documents and capital structure of the acquiring, surviving or resulting entity preserve in all material respects the economic and other rights (including conversion, transfer, distribution and governance rights as set forth in Kinder Morgan’s certificate of incorporation, bylaws and shareholders agreement), characteristics and tax treatment, including on a relative basis, of the Sponsor Investors, the Class A shares, the Class B shares, the Class C shares and the shares of Kinder Morgan Class P common stock as they exist on the date of such transaction. A determination that a change of control meets the above requirements requires approval by each of the following:

•	Sponsor Investors holding a majority of Kinder Morgan’s outstanding shares of capital stock then entitled to vote for the election of directors then held by Sponsor Investors that hold Class A shares,

•	Richard D. Kinder (so long as he and his permitted transferees hold Class A shares),

•	holders of a majority of Kinder Morgan’s outstanding Class B shares and

•	holders of a majority of Kinder Morgan’s outstanding Class C shares.

If all requisite stockholders other than the holders of Class C shares approve such a transaction, Kinder Morgan generally may engage in such transaction so long as the Class C shares receive the consideration provided in its charter. In addition, if the transaction is otherwise approved by the requisite holders of Kinder Morgan’s capital stock, the Sponsor Investors and Mr. Kinder may decide that the holders of Kinder Morgan Class P common stock, Class A shares, Class B shares and Class C shares receive the consideration provided in Kinder Morgan’s charter, regardless of whether such transaction is determined to meet the above requirements. See “Additional Information About Kinder Morgan—Certain Relationships and Related Transactions Involving Kinder Morgan—Shareholders Agreement—Certain Actions Relating to Kinder Morgan and Its Subsidiaries and Other Affiliates.”

Section 203 of the DGCL

Kinder Morgan is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless:

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before the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

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at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders, but not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. Kinder Morgan has not opted out, and does not currently intend to opt out, of this provision so Section 203 will apply to any stockholder that becomes an interested stockholder after Kinder Morgan’s initial public offering. The statute, as it applies to interested stockholders other than Richard D. Kinder or any Sponsor Investor that is an interested stockholder prior to Kinder Morgan’s initial public offering, could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire Kinder Morgan. These provisions of the DGCL could have the effect of deferring, delaying or discouraging hostile takeovers, and may also have the effect of preventing changes in control or management of Kinder Morgan. It is possible that these provisions could make it more difficult to accomplish transactions other Kinder Morgan stockholders might deem desirable.

Certain Other Provisions of Kinder Morgan’s Charter and Bylaws and Delaware Law

Board of Directors

Kinder Morgan’s certificate of incorporation provides that the number of directors will be fixed in the manner provided in its bylaws. Its bylaws provide that the number of directors initially will be thirteen, subject to increase or decrease in accordance with its shareholders agreement. The shareholders agreement provides that the number of directors may not be reduced below eleven until such time that the Sponsor Investors have the right to choose fewer than three director nominees and a majority of the board approves such reduction. In such case, the number of director nominees that Richard D. Kinder has the right to choose also will be reduced. The shareholders agreement also provides that the number of directors may be increased in order to meet the majority independence requirements of the NYSE if Kinder Morgan is unable to qualify for a controlled company exemption at such time. See “Additional Information About Kinder Morgan—Certain Relationships and Related Transactions Involving Kinder Morgan—Shareholders Agreement.”

Kinder Morgan has agreed in the merger agreement to take all action necessary, including increasing the size of its board of directors and amending the shareholders agreement to effect such increase, to elect two individuals designated by El Paso to the Kinder Morgan board of directors as of the effective time of the merger. In the voting agreement, Kinder Morgan stockholders owning sufficient shares to amend the shareholders agreement have agreed to sign such amendment. Kinder Morgan also agreed that one of those individuals would be appointed to its audit committee and one to its nominating and governance committee.

Supermajority Board Approval

Kinder Morgan’s bylaws state that, unless otherwise provided, so long as the Sponsor Investors have the right to choose at least five nominees to the board of directors pursuant to the shareholders agreement, any matter brought before the board of directors will be decided by a supermajority vote, which is defined as the affirmative vote of eight directors. Kinder Morgan has agreed in the merger agreement to take all action necessary to cause its bylaws to be amended to provide that a supermajority vote is defined as the affirmative vote of ten directors rather than eight.

Kinder Morgan’s bylaws further provide a list of actions that, so long as the Sponsor Investors have the right to choose at least five nominees to the board of directors pursuant to the shareholders agreement, must be brought before the board of directors and decided by supermajority vote, including the following actions with respect to Kinder Morgan and its subsidiaries (other than KMR or KMP or any of their respective subsidiaries and other than Kinder Morgan G.P., Inc. solely to the extent it is acting to approve actions taken by KMR or matters on behalf of KMP, in its capacity as a shareholder of KMR or as the general partner of KMP):

•	commencement of any bankruptcy or similar proceeding by Kinder Morgan or any of its subsidiaries,

•	commencement of any liquidation or dissolution proceedings,

•	commencement or settlement of any litigation over $50 million,

•	any change to Kinder Morgan’s dividend policy or distributions made outside of the dividend policy,

•	amendment or waiver of any material terms of Kinder Morgan’s or its subsidiaries’ corporate governance documents, outstanding securities, or governance structure (to the extent not required by law),

•	adoption of Kinder Morgan’s annual budget,

•	approval of certain actions not contemplated by the annual budget, including the issuance of equity securities or the entry into mergers or divestitures, with various exceptions,

•	certain transactions with affiliates (including KMP and KMR),

•	increase of employee compensation or benefits of management, with certain exceptions,

•	material changes to or waivers of material terms of any agreement or transaction that requires a supermajority board approval,

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take certain actions in its capacity as shareholder, member or partner of its subsidiaries (other than Kinder Morgan G.P., Inc. solely to the extent it is acting in its capacity as a shareholder of KMR or as the general partner of KMP, but not, among other things, to amend or waive its rights under KMP’s organizational documents),

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enter into an agreement or take an action that would restrict Kinder Morgan’s ability to make distributions or limit the rights of the board and/or its stockholders under its certificate of incorporation, bylaw or stockholders agreement and

•	adoption or modification of a shareholder rights plan.

Limitations of Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Kinder Morgan’s certificate of incorporation eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL. The DGCL does not permit exculpation for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends and stock repurchases); or

•	for transactions from which the director derived improper personal benefit.

Kinder Morgan’s certificate of incorporation and bylaws provide that it shall indemnify its directors and officers, and may indemnify its employees, agents and other persons, to the fullest extent permitted by law. Kinder Morgan also is expressly authorized to carry directors’ and officers’ insurance providing indemnification for its directors, officers and certain employees and agents for any liabilities incurred in any such capacity, whether or not it would have the power to indemnify such person against such liability. Kinder Morgan believes that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in Kinder Morgan’s certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Kinder Morgan and its stockholders. In addition, an investment in Kinder Morgan stock may be adversely affected to the extent Kinder Morgan pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Corporate Opportunities

Kinder Morgan’s certificate of incorporation provides that the Sponsor Investors and certain of their affiliates (including any director nominated by the Sponsor Investors) have no obligation to offer Kinder Morgan or its wholly owned subsidiaries an opportunity to participate in business opportunities presented to the Sponsor Investors or such affiliates (other than Kinder Morgan and its wholly owned subsidiaries) even if the opportunity is one that Kinder Morgan or one of its wholly owned subsidiaries might reasonably have pursued, and that neither the Sponsor Investors nor their respective affiliates will be liable to Kinder Morgan or any of its wholly owned subsidiaries for breach of any duty by reason of any such activities. However, each such person serving as a director of Kinder Morgan or one of its wholly owned subsidiaries must tell Kinder Morgan about any business opportunity offered to such person solely in his or her capacity as such a director.

Amending Kinder Morgan’s Certificate of Incorporation and Bylaws

Kinder Morgan’s certificate of incorporation may be amended in any manner provided by the DGCL. Kinder Morgan’s bylaws provide that amendments of its certificate of incorporation require supermajority approval by the board of directors. See “—Supermajority Board Approval.” In addition, certain amendments of Kinder Morgan’s certificate of incorporation may only be effected with the following additional affirmative votes:

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any amendment to provisions of Kinder Morgan’s certificate of incorporation relating to its authorized shares, distributions, conversions, voting, amendments, anti-dilution, delivery of notices or corporate opportunities requires the affirmative vote of holders of at least a majority of the issued and outstanding Class A shares of each Class A series issued to the Sponsor Investor and Richard D. Kinder;

•

any amendment to provisions of Kinder Morgan’s certificate of incorporation other than as described above requires the affirmative vote of holders of at least seventy-five percent (75%) of the issued and outstanding Class A shares;

•

any amendment to Kinder Morgan’s certificate of incorporation that amends, alters, repeals, impairs or modifies the rights of a particular class of stock requires the affirmative vote of holders of at least a majority of the issued and outstanding shares of such class of stock; and

•

any amendment to any provision of Kinder Morgan’s certificate of incorporation that modifies the rights of a particular series of a class of stock in a manner adversely and differently from other series of the same class of stock requires the affirmative vote of holders of at least a majority of the issued and outstanding shares of such series of stock.

Kinder Morgan’s certificate of incorporation and its bylaws provide that its bylaws may be amended, altered, repealed or new bylaws may be adopted by its board of directors (with supermajority approval of the board of directors so long as the Sponsor Investors have the right to nominate five of Kinder Morgan’s director nominees) or by the affirmative vote of holders of shares representing two-thirds of the total voting power of all of Kinder Morgan’s outstanding capital stock then entitled to vote at any annual or special meeting for the election of directors. In addition, any adoption, alteration, amendment or repeal of any bylaw by the board of directors requires the affirmative vote of:

•	a majority of the directors chosen for nomination by Richard D. Kinder (if any),

•	a majority of the directors chosen for nomination by the Sponsor Investors (if any),

•

two-thirds of the directors chosen for nomination by the Sponsor Investors in the case of an alteration, amendment or repeal of specified provisions of Kinder Morgan’s bylaws with respect to directors, removal of officers, securities of other corporations and amendments of the bylaws, and

•	the director(s) chosen by a Sponsor Investor in the case of an alteration, amendment or repeal of any provision of Kinder Morgan’s bylaws that would treat such Sponsor Investor adversely.

Transfer Agent and Registrar

The transfer agent and registrar of Kinder Morgan Class P common stock is Computershare Trust Company, N.A. It may be contacted at 525 Washington Blvd., Jersey City, New Jersey 07310.

New York Stock Exchange Listing

Kinder Morgan Class P common stock is listed on the NYSE under the symbol “KMI.”

Shareholders Agreement

Kinder Morgan is party to a shareholders agreement with the Investors regarding voting, transfer and registration for resale of shares of Kinder Morgan stock held by them, among other things. See “Additional Information About Kinder Morgan—Certain Relationships and Related Transactions Involving Kinder Morgan—Shareholders Agreement.” Holders of El Paso common stock who receive shares of Kinder Morgan Class P common stock in the merger will not become parties to the shareholders agreement, but the shareholders agreement will continue in effect.

COMPARISON OF RIGHTS OF COMMON STOCKHOLDERS OF

KINDER MORGAN AND EL PASO

Kinder Morgan and El Paso are both Delaware corporations subject to the provisions of the DGCL. El Paso stockholders’ rights are currently governed by El Paso’s certificate of incorporation and bylaws. If the merger is completed, the rights of El Paso stockholders who become stockholders of Kinder Morgan will continue to be governed by the DGCL, but also will be governed by Kinder Morgan’s certificate of incorporation and bylaws. Although El Paso stockholders will not become parties to Kinder Morgan’s shareholders agreement, that agreement affects the nomination and election of Kinder Morgan’s directors, the composition and operation of its board of directors and other matters. The following description summarizes the material differences that may affect the rights of Kinder Morgan stockholders and El Paso stockholders but does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. Stockholders should read carefully the relevant provisions of the Kinder Morgan certificate of incorporation, bylaws and shareholders agreement, and of the El Paso certificate of incorporation and bylaws. Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find More Information.”

Capital Stock

Classes of Capital Stock

Kinder Morgan

Kinder Morgan’s authorized capital stock consists of:

•	2,000,000,000 shares of Class P common stock, $0.01 par value per share, 110,898,898 of which were outstanding as of October 31, 2011;

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707,000,000 shares of Class A convertible common stock, $0.01 par value per share, issued in nine series, which are referred to as Kinder Morgan’s “Class A common stock” or “Class A shares,” 596,102,672 of which were outstanding as of October 31, 2011, and none of the rest of which may be reissued;

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100,000,000 shares of Class B convertible common stock, $0.01 par value per share, issued in nine series, which are referred to as Kinder Morgan’s “Class B shares,” all of which were outstanding as of October 31, 2011;

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2,462,927 shares of Class C convertible common stock, $0.01 par value per share, issued in nine series, which are referred to as Kinder Morgan’s “Class C shares,” all of which were outstanding as of October 31, 2011; and

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10,000,000 shares of preferred stock, $0.01 par value per share, none of which were outstanding as of October 31, 2011. Kinder Morgan’s board of directors is authorized, subject to the limits imposed by the DGCL, and the board of directors approval requirements contained in Kinder Morgan’s bylaws, to issue the preferred stock in one or more series, to establish from time to time the number of shares to be included in each series of preferred stock, and to fix the rights, preferences, privileges, qualifications, limitations and restrictions, including voting rights, dividend rights, liquidation preferences, conversion privileges and redemption rights, of the shares of each wholly unissued series of preferred stock.

El Paso

El Paso’s authorized capital stock consists of:

•	1,500,000,000 shares of common stock, $3.00 par value per share, 772,384,848 of which were outstanding as of October 31, 2011; and

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50,000,000 shares of preferred stock having a par value of $0.01 per share, 900,000 of which are designated as 4.99% Convertible Perpetual Preferred Stock, none of which were outstanding as of October 31, 2011. El Paso’s board of directors is authorized to fix by resolution any of the designations and the powers, preferences and rights, and the qualifications, limitations or restrictions which are permitted by the DGCL in respect of any class or classes of stock or any series of any class of stock of El Paso.

Convertibility of Capital Stock

Kinder Morgan

As of October 31, 2011, the Class A shares, the Class B shares and the Class C shares were convertible into a total of 596,102,672 shares of Kinder Morgan Class P common stock, which represented 84.3% of the outstanding shares of Kinder Morgan Class P common stock on a fully-converted basis.

•	The aggregate number of shares of Kinder Morgan Class P common stock into which Class A shares, Class B shares and Class C shares will convert is fixed.

•

As described under “Description of Kinder Morgan Capital Stock—Classes of Kinder Morgan Common Stock—Voluntary Conversion—Automatic Conversion of Class B Shares and Class C Shares,” the relative portion of the total number of shares of Kinder Morgan Class P common stock issuable upon conversion to the holders of the Class A shares, the Class B shares and the Class C shares, respectively, and the portion of Kinder Morgan’s dividends to be received by the holders of the Class A shares, the Class B shares and the Class C shares, respectively, will depend on the total value that has been received by such holders in connection with dividends and conversions of those shares into shares of Kinder Morgan Class P common stock. The conversion of Kinder Morgan’s Class B shares and Class C shares into shares of Kinder Morgan Class P common stock will result in a corresponding decrease in the number of shares of Kinder Morgan Class P common stock into which Kinder Morgan’s Class A shares will be able to convert because its Class A shares, Class B shares and Class C shares are convertible into a fixed aggregate number of shares of Kinder Morgan Class P common stock.

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The aggregate amount of Kinder Morgan Class P common stock into which the Class A shares, Class B shares and Class C shares can convert is fixed. Therefore, neither conversions of any Class A shares, Class B shares or Class C shares into Kinder Morgan Class P common stock, nor the portion of Kinder Morgan’s distributions that may be received by the Class B shares or Class C shares rather than the Class A shares, will impact the per share distribution paid on Kinder Morgan Class P common stock or the aggregate distributions it pays to its stockholders.

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For additional information with respect to the conversion of Class A shares, Class B shares and Class C shares into Kinder Morgan Class P common stock, see “Description of Kinder Morgan Capital Stock—Classes of Kinder Morgan Common Stock.”

El Paso

None of El Paso’s outstanding capital stock is convertible.

Voting Rights

Kinder Morgan

Each share of Kinder Morgan Class P common stock and each Class A share entitles the holder to one vote (subject to anti-dilution adjustments in the case of the Class A shares) with respect to each matter presented to Kinder Morgan’s stockholders on which the holders of Kinder Morgan Class P common stock are entitled to vote. Each Class B share and Class C share entitles the holder to 1/10th of a vote with respect to the election of directors. All classes of capital stock vote as a single class for the election and removal of directors on Kinder

Morgan’s board of directors and as provided by law, and the Kinder Morgan Class P common stock and the Class A shares vote as a single class on most other matters. Certain classes have specific votes with respect to certain amendments of Kinder Morgan’s certificate of incorporation. See “—Amending the Certificate of Incorporation and the Bylaws.”

El Paso

Each share of El Paso common stock entitles the holder to one vote with respect to each matter presented to El Paso’s stockholders on which a vote is to be taken. In all matters other than the election of directors, if a quorum is present, the affirmative vote of a majority in voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter will be the act of the El Paso stockholders. With respect to the election of directors, a nominee for director shall be elected to the El Paso board of directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that El Paso directors are to be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Secretary of El Paso receives a notice that a stockholder has nominated a person for election to the El Paso board of directors in compliance with the advance notice requirements for stockholder nominees for director set forth in El Paso’s bylaws and (ii) such nomination has not been withdrawn by such stockholder on or prior to the day next preceding the date El Paso first mails its notice of meeting for such meeting to the stockholders.

Board of Directors

Number of Directors

Kinder Morgan

Kinder Morgan’s certificate of incorporation provides that the number of directors will be fixed in the manner provided in its bylaws. Its bylaws provide that the board at present will have thirteen directors, subject to increase or decrease in accordance with its shareholders agreement.

•

The shareholders agreement provides that Richard D. Kinder and the Sponsor Investors have rights to appoint eleven of the director nominees to Kinder Morgan’s board of directors and committees, subject to adjustment as described under “Additional Information About Kinder Morgan—Certain Relationships and Related Transactions Involving Kinder Morgan—Shareholders Agreement.”

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At present five directors were chosen for nomination by Mr. Kinder, two directors were chosen for nomination by the funds affiliated with each of Goldman Sachs and Highstar Capital LP, one director was chosen for nomination by the funds affiliated with each of The Carlyle Group and Riverstone Holdings LLC, and two additional independent directors were chosen for nomination by Kinder Morgan’s nominating and governance committee.

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Kinder Morgan has agreed in the merger agreement to take all action necessary, including increasing the size of its board of directors and amending the shareholders agreement to effect such increase, to elect two individuals designated by El Paso to the Kinder Morgan board of directors as of the effective time of the merger. In the voting agreement, Kinder Morgan stockholders owning sufficient shares to amend the shareholders agreement have agreed to sign such amendment. Kinder Morgan also agreed that one of El Paso’s designees would be appointed to its audit committee, and one would be appointed to its nominating and governance committee.

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The shareholders agreement provides that the number of directors may not be reduced below eleven until such time that the Sponsor Investors have the right to choose fewer than three director nominees and a majority of the board approves such reduction. In such case, the number of director nominees that Richard D. Kinder has the right to choose also will be reduced. The shareholders agreement also provides that the number of directors may be increased in order to meet the majority independence requirements of the NYSE if Kinder Morgan is unable to qualify for a controlled company exemption at such time.

El Paso

El Paso’s bylaws provide that the number of directors will be fixed, from time to time, by a vote of a majority of the directors then in office. At present, El Paso has twelve directors.

Nomination and Election of Directors

Kinder Morgan

Directors are elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors.

At a meeting of the stockholders, only such nominations of persons for the election of directors and such other business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, nominations or such other business must be: (1) specified in Kinder Morgan’s notice of meeting, (2) otherwise properly brought before the meeting by or at the direction of its board of directors or any committee thereof, or (3) otherwise properly brought before an annual meeting by a stockholder who is a stockholder of record of Kinder Morgan at the time such notice of meeting is given, who is entitled to vote at the meeting and who complies with the procedures described under “—Stockholder Proposals and Director Nominations.”

In the shareholders agreement, Kinder Morgan agrees to include the persons nominated as directors in accordance with the shareholders agreement in the slate of nominees recommended by the board of directors, and Richard D. Kinder and the Sponsor Investors agree with each other to take all necessary action within their power as stockholders to vote in favor of such persons nominated to the board of directors in accordance with the shareholders agreement and to remove any directors as required by the shareholders agreement. As of October 31, 2011, Mr. Kinder and the Sponsor Investors held approximately 78.0% of the total voting power for the election of Kinder Morgan’s directors. Immediately after the completion of the transactions, assuming Mr. Kinder and the Sponsor Directors retain all the Kinder Morgan stock they currently hold, Mr. Kinder and the Sponsor Investors are expected to have at least 53.5% of the total voting power for the election of Kinder Morgan’s directors. The shareholders agreement also provides that nominees of Mr. Kinder and the Sponsor Investors must be appointed to specified committees of the Board. For additional information with respect to the shareholders agreement provision relating to the nomination, election and removal of directors and board committees, see “Additional Information About Kinder Morgan—Certain Relationships and Related Transactions Involving Kinder Morgan—Shareholders Agreement.”

El Paso

Directors are elected if the votes cast for such nominee’s election by the shares present in person or represented by proxy and entitled to vote on the election of directors exceed the votes cast against such nominee’s election.

Only persons nominated in accordance with the procedures set forth in the bylaws shall be eligible for election as directors at an annual meeting of stockholders of El Paso. Nominations may be made only by or at the direction of the board of directors or by any holder of El Paso’s common stock entitled to vote for the election of directors at such annual meeting who complies with the required notice procedure. To comply with the notice procedure, a stockholder’s notice must: (1) be received by the Secretary at the principal executive offices of the corporation not earlier than 120 days nor less than 90 days prior to the first anniversary of the preceding year’s annual meeting and (2) provide information with respect to the nominee and the nominating stockholder as required by the bylaws.

Removal of Directors

Kinder Morgan

Kinder Morgan’s bylaws provide that except as otherwise provided in its charter or bylaws, at any meeting of stockholders expressly called for that purpose, any director or the entire board of directors may be removed, with or without cause, by a vote of holders of shares representing a majority of the total voting power in the election of directors. As described above, in the shareholders agreement Mr. Kinder and the Sponsor Investors have made agreements about how their shares will be voted.

El Paso

El Paso’s bylaws provide that any director may be removed, with or without cause, at any special meeting of stockholders called for that purpose, by the affirmative vote of the holders of a majority in number of shares entitled to vote for the election of such director.

Filling Vacancies on the Board

Kinder Morgan

Vacancies on the board of directors, however resulting, may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum. However, at any time prior to the termination of a specified provision of the shareholders agreement, such vacancies shall be filled only with nominees chosen to fill such vacancies in accordance with the provisions of the shareholders agreement. Vacancies may not be filled by the stockholders.

El Paso

Vacancies on the board of directors, however resulting, may be filled by a vote of a majority of the directors then in office, although less than a quorum, at any regular or special meeting of the board.

Term of Office

Kinder Morgan

Each director chosen shall hold office until the first annual meeting of stockholders held after his or her election and until his or her successor is elected and qualified or, if earlier, until his death, resignation, or removal from office.

El Paso

Each director chosen shall hold office until the first annual meeting of stockholders held after his or her election and until his or her successor is elected and qualified.

Supermajority Board Voting Provisions

Kinder Morgan

Kinder Morgan’s bylaws state that, unless otherwise provided, so long as the Sponsor Investors have the right to choose at least five nominees to the board of directors pursuant to Kinder Morgan’s shareholders agreement, any matter brought before the board of directors will be decided by a supermajority vote, which is defined as the affirmative vote of eight directors. Kinder Morgan has agreed in the merger agreement to take all action necessary to cause its bylaws to be amended to provide that a supermajority vote is defined as the affirmative vote of ten directors rather than eight.

Kinder Morgan’s bylaws further provide a list of actions that, so long as the Sponsor Investors have the right to choose at least five nominees to the board of directors pursuant to the shareholders agreement, must be brought before the board of directors and decided by supermajority vote. See “Description of Kinder Morgan Capital Stock—Certain Other Provisions of Kinder Morgan’s Charter and Bylaws and Delaware Law—Supermajority Board Approval.”

El Paso

El Paso has no supermajority board voting provisions.

Dividends

Kinder Morgan

Holders of Kinder Morgan Class P common stock share equally in any dividend declared by Kinder Morgan’s board of directors. If any preferred stock were outstanding, dividends on Kinder Morgan Class P common stock would be subject to the rights of the holders of that preferred stock. Dividends may be paid out of the corporation’s surplus, or in the case no surplus exists, out of the net profits for the fiscal year and may be paid in cash, property, or shares of the corporation’s capital stock.

The holders of Kinder Morgan’s outstanding Class A shares, Class B shares and Class C shares are entitled to receive in the aggregate the proportion of any such dividend allocable to the maximum number of shares of Kinder Morgan Class P common stock into which they would then convert (measured on the record date for such dividend). The dividends received by holders of Class A shares, Class B shares and Class C shares will adjust over time as described under “Description of Kinder Morgan Capital Stock—Classes of Kinder Morgan Common Stock—Dividends.”

The Class A shares, Class B shares and Class C shares will receive in the aggregate dividends on a fully-converted Kinder Morgan Class P common stock basis, and the payment of those dividends will not otherwise affect the per share dividends of the holders of Kinder Morgan Class P common stock since the aggregate number of Kinder Morgan Class P common shares into which Kinder Morgan’s Class A shares, Class B shares and Class C shares can convert was fixed at the closing of its initial public offering.

Kinder Morgan has adopted a dividend policy providing that, subject to applicable law, Kinder Morgan will pay quarterly cash dividends on all classes of its capital stock equal to the cash it receives from its subsidiaries and other sources less any cash disbursements and reserves established by a majority vote of its board of directors, including for general and administrative expenses, interest and cash taxes. Any change to this dividend policy or distributions made outside of this dividend policy require supermajority board vote. The division of Kinder Morgan’s dividends among its classes of capital stock will be in accordance with its charter.

El Paso

The board of directors may declare dividends upon the shares of El Paso’s capital stock whenever, and in such amounts as, in its opinion, the condition of the affairs of the corporation renders such payment advisable. Dividends may be paid out of the corporation’s surplus, or in the case no surplus exists, out of the net profits for the fiscal year and may be paid in cash, property, or shares of the corporation’s capital stock.

Written Consents by Stockholders

Kinder Morgan

Kinder Morgan’s certificate of incorporation provides that any vote or similar action required or permitted to be taken by holders of Kinder Morgan Class P common stock must be effected at a duly called annual or special meeting of its stockholders and may not be effected by consent in writing by such stockholders.

Holders of Kinder Morgan’s Class A shares, Class B shares and Class C shares may effect any action requiring the consent of such class of stock by written consent.

El Paso

El Paso’s certificate of incorporation states that action to be taken by holders of El Paso’s common stock may not be effected by the written consent of such stockholders.

Stockholder Proposals and Director Nominations

Kinder Morgan

Kinder Morgan’s bylaws establish advance notice procedures with respect to stockholder proposals for annual meetings and stockholder nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide Kinder Morgan with specified information. Generally, that notice must be given to the Secretary of Kinder Morgan no later than the 90th day, and no earlier and the 120th day, in advance of the anniversary of the previous year’s annual meeting. In the case of Kinder Morgan’s first annual meeting, which will occur in 2012, such notice must be delivered not later than the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the meeting date is first made. In addition, the nomination and removal of directors, including the filling of board vacancies, must comply with the provisions of the shareholders agreement regarding composition of Kinder Morgan’s board of directors.

El Paso

El Paso’s bylaws establish advance notice procedures with respect to stockholder proposals for annual meetings and stockholder nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide El Paso with specified information. Generally, that notice must be given to the Secretary of El Paso no later than the 90th day, and no earlier and the 120th day, in advance of the anniversary of the previous year’s annual meeting.

Special Meetings of Stockholders

Kinder Morgan

Kinder Morgan’s bylaws provide that special meetings of the stockholders may be called only upon the request of the chairman of the board, the chief executive officer, the president or the board of directors or upon the written request of stockholders of record of not less than 10% of all voting power entitled to vote at such meeting. Kinder Morgan’s bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

El Paso

El Paso’s bylaws provide that special meetings of the stockholders may be called only by a majority of the board of directors, the chairman of the board, the chief executive officer, the president or the lead director or upon the written request of holders of at least 25% of the outstanding common stock of El Paso. El Paso’s bylaws limit the business conducted at a special meeting to the proposals set forth in the notice of such meeting; provided that the board of directors may submit additional matters to the stockholders at any special meeting.

Business Combinations

General

Under the DGCL, the consummation of a merger or consolidation requires the approval of the board of directors of a corporation that is a constituent corporation in the merger or consolidation and requires that the agreement of merger or consolidation be adopted by the affirmative vote of the holders of a majority of the stock of that corporation entitled to vote thereon at an annual or special meeting for the purpose of acting on the agreement. However, no such approval and vote are required if such constituent corporation is the surviving corporation and:

•	such corporation’s certificate of incorporation is not amended;

•

the stockholders of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and rights, immediately after; and

•

either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger do not exceed 20% of the shares of common stock of such corporation outstanding immediately prior to the effective date of the merger.

In the case of the merger, although Kinder Morgan’s Class P common stock and warrants are being issued in the merger, it is not one of the constituent corporations in the merger. Therefore the only stockholder vote necessary is that required by the NYSE to approve the issuance of the Kinder Morgan Class P common stock and warrants in the second merger.

Section 203 of the DGCL

Kinder Morgan and El Paso are both subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. For a description of the prohibitions and requirements of Section 203, see “Description of Kinder Morgan Capital Stock—Certain Anti-takeover Provisions of Kinder Morgan’s Charter and Bylaws and Delaware Law—Section 203 of the DGCL.”

Kinder Morgan

Kinder Morgan’s organizational documents contain additional approval requirements for certain non-cash changes of control. Kinder Morgan’s shareholders agreement prohibits it from directly or indirectly engaging in any merger, amalgamation, consolidation or other business combination or similar transaction or series of transactions (other than for solely cash consideration) without obtaining the unanimous approval of its stockholders unless the organizational documents and capital structure of the acquiring, surviving or resulting entity preserve in all material respects the economic and other rights (including conversion, transfer, distribution and governance rights as set forth in Kinder Morgan’s certificate of incorporation, bylaws and shareholders agreement), characteristics and tax treatment, including on a relative basis, of the Sponsor Investors, the Class A shares, the Class B shares, the Class C shares and the shares of Kinder Morgan Class P common stock as they exist on the date of such transaction. A determination that a change of control meets the above requirements requires approval by each of the following:

•	Sponsor Investors holding a majority of Kinder Morgan’s outstanding shares of capital stock then entitled to vote for the election of directors then held by Sponsor Investors that hold Class A shares,

•	Richard D. Kinder (so long as he and his permitted transferees hold Class A shares),

•	holders of a majority of Kinder Morgan’s outstanding Class B shares and

•	holders of a majority of Kinder Morgan’s outstanding Class C shares.

If all requisite stockholders other than the holders of Class C shares approve such a transaction, Kinder Morgan generally may engage in such transaction so long as the Class C shares receive the consideration provided in Kinder Morgan’s charter. In addition, if the transaction is otherwise approved by the requisite holders of Kinder Morgan’s capital stock, the Sponsor Investors and Mr. Kinder may decide that the holders of Kinder Morgan Class P common stock, Class A shares, Class B shares and Class C shares receive the consideration provided in Kinder Morgan’s charter, regardless of whether such transaction is determined to meet the above requirements.

El Paso

El Paso’s organizational documents have no additional provisions with respect to business combinations or changes of control.

Limitations of Liability and Indemnification of Officers and Directors

Limitations of Liability

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. The DGCL does not permit exculpation for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends and stock repurchases); or

•	for transactions from which the director derived improper personal benefit.

Kinder Morgan

Kinder Morgan’s certificate of incorporation eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL.

Kinder Morgan’s certificate of incorporation also provides that the Sponsor Investors and certain of their affiliates (including any director nominated by the Sponsor Investors) have no obligation to offer Kinder Morgan or its wholly owned subsidiaries an opportunity to participate in business opportunities presented to the Sponsor Investors or such affiliates (other than Kinder Morgan and its wholly owned subsidiaries) even if the opportunity is one that Kinder Morgan or one of its wholly owned subsidiaries might reasonably have pursued, and that neither the Sponsor Investors nor their respective affiliates will be liable to Kinder Morgan or any of its wholly-owned subsidiaries for breach of any duty by reason of any such activities. However, each such person serving as a director of Kinder Morgan or one of its wholly owned subsidiaries must tell Kinder Morgan about any business opportunity offered to such person solely in his or her capacity as such a director.

El Paso

El Paso’s certificate of incorporation eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL.

Indemnification

Kinder Morgan

Kinder Morgan’s certificate of incorporation and bylaws provide that it shall indemnify its directors and officers, and may indemnify its employees, agents and other persons, to the fullest extent permitted by law. Kinder Morgan also is expressly authorized to carry directors’ and officers’ insurance providing indemnification for its directors, officers and certain employees and agents for any liabilities incurred in any such capacity, whether or not it would have the power to indemnify such person against such liability.

El Paso

El Paso’s bylaws provide that it will indemnify its directors and officers, and may indemnify its employees, agents and other persons, to the fullest extent permitted by law. El Paso also is expressly authorized to carry directors’ and officers’ insurance providing indemnification for its directors, officers, employees and agents for any liabilities incurred in any such capacity, whether or not it would have the power to indemnify such person against such liability.

Amending the Certificate of Incorporation and Bylaws

Certificate of Incorporation

Kinder Morgan

Kinder Morgan’s certificate of incorporation may be amended in any manner provided by the DGCL. Kinder Morgan’s bylaws provide that amendments of its certificate of incorporation require supermajority approval by the board of directors. See “—Board of Directors—Supermajority Board Voting Provisions.” In addition, certain amendments of Kinder Morgan’s certificate of incorporation may only be effected with the following additional affirmative votes:

•

any amendment to provisions of Kinder Morgan’s certificate of incorporation relating to its authorized shares, distributions, conversions, voting, amendments, anti-dilution, delivery of notices or corporate opportunities requires the affirmative vote of holders of at least a majority of the issued and outstanding Class A shares of each Class A series issued to the Sponsor Investor and Richard D. Kinder;

•

any amendment to provisions of Kinder Morgan’s certificate of incorporation other than as described above requires the affirmative vote of holders of at least 75% of the issued and outstanding Class A shares;

•

any amendment to Kinder Morgan’s certificate of incorporation that amends, alters, repeals, impairs or modifies the rights of a particular class of stock requires the affirmative vote of holders of at least a majority of the issued and outstanding shares of such class of stock; and

•

any amendment to any provision of Kinder Morgan’s certificate of incorporation that modifies the rights of a particular series of a class of stock in a manner adversely and differently from other series of the same class of stock requires the affirmative vote of holders of at least a majority of the issued and outstanding shares of such series of stock.

El Paso

In its certificate of incorporation, El Paso reserves the right to amend or repeal any of the provisions contained in its certificate of incorporation in any manner provided by law, and the rights of the stockholders are granted subject to such reservation.

Bylaws

Kinder Morgan

Kinder Morgan’s certificate of incorporation and its bylaws provide that its bylaws may be amended, altered, repealed or new bylaws may be adopted by its board of directors (with supermajority approval of the board of directors so long as the Sponsor Investors have the right to nominate five of Kinder Morgan’s director nominees) or by the affirmative vote of holders of shares representing two-thirds of the total voting power of all of Kinder Morgan’s outstanding capital stock then entitled to vote at any annual or special meeting for the election of directors. In addition, any adoption, alteration, amendment or repeal of any bylaw by the board of directors requires the affirmative vote of:

•	a majority of the directors chosen for nomination by Richard D. Kinder (if any),

•	a majority of the directors chosen for nomination by the Sponsor Investors (if any),

•

two-thirds of the directors chosen for nomination by the Sponsor Investors in the case of an alteration, amendment or repeal of specified provisions of Kinder Morgan’s bylaws with respect to directors, removal of officers, securities of other corporations and amendments of the bylaws and

•	the director(s) chosen by a Sponsor Investor in the case of an alteration, amendment or repeal of any provision of Kinder Morgan’s bylaws that would treat such Sponsor Investor adversely.

El Paso

El Paso’s certificate of incorporation and its bylaws provide that its bylaws may be adopted, amended, or repealed by its board of directors, subject to the rights of the stockholders to adopt, amend or repeal such bylaws. The bylaws may also be adopted, amended or repealed by the affirmative vote of holders of record of a majority in aggregate voting power of the shares of the outstanding stock of El Paso present or represented at any meeting of the stockholders and entitled to vote thereon.

SECURITY OWNERSHIP OF KINDER MORGAN

The following tables set forth, as of the close of business on October 31, 2011, information known to Kinder Morgan regarding the beneficial ownership of each class of its capital stock by:

•	each of its directors, each of its named executive officers and all of its directors and executive officers as a group, and

•	each person known by it to own beneficially more than 5% of any class of its capital stock.

Kinder Morgan’s named executive officers consist of its principal executive officer, its principal financial officer and its three most highly compensated executive officers (other than its principal executive officer and principal financial officer) serving at fiscal year end 2010.

Beneficial ownership is determined in accordance with the rules of the SEC. Based on information provided to Kinder Morgan, except as indicated in the footnotes to this table or as provided by applicable community property laws, the persons named in the tables have sole voting and investment power with respect to the shares indicated. Except as otherwise indicated, the address for each of the following is c/o Kinder Morgan, Inc., 500 Dallas Street, Suite 1000, Houston, Texas 77002.

Amount and Nature of Beneficial Ownership of Kinder Morgan Class P common stock

Kinder Morgan’s Class A shares currently are convertible on a one-for-one basis into shares of common stock. Therefore, the following table sets forth the combined number of shares of Class P common stock and Class A common stock of which the individuals and entities have beneficial ownership, assuming the outstanding Class A shares are fully converted into all the shares of Class P common stock underlying the investor retained stock and that the Class B and Class C shares are converted into zero shares of Class P common stock. As of October 31, 2011, there were 110,898,898 shares of Class P common stock and 596,102,672 Class A shares outstanding, resulting in a total of 707,001,570 Class P shares outstanding on a fully converted basis. Since the Kinder Morgan Class A shares, Class B shares and Class C shares are convertible into a fixed aggregate number of shares of Kinder Morgan Class P common stock, the conversion of Class B shares and Class C shares into shares of Class P common stock will result in a corresponding decrease in the number of shares of Class P common stock into which the Class A shares will be able to convert. See “Description of Kinder Morgan Capital Stock—Classes of Kinder Morgan Common Stock—Voluntary Conversion” and “—Mandatory Conversion.”

	Amount and Nature of Beneficial Ownership
Name and Address of Beneficial Owner	Number	% of Class
Richard D. Kinder(1)	216,688,834	30.6
C. Park Shaper	1,214,796	*
Steven J. Kean	597,103	*
Henry Cornell(2)	134,826,138	19.1
Deborah Macdonald	10,000	*
Michael Miller(3)	85,270,750	12.1
Michael C. Morgan(4)	5,761,863	*
Kenneth A. Pontarelli(2)	134,826,138	19.1
Fayez Sarofim(5)	31,178,252	4.4
Joel V. Staff	14,070	*
John Stokes(3)	85,270,750	12.1
R. Baran Tekkora(6)	—	—
Glenn A. Youngkin(7)	—	—
Kimberly A. Dang	67,001	*
Joseph Listengart	541,298	*
Directors and executive officers as a group (17 persons)(8)	476,682,000	67.4
The Goldman Sachs Group, Inc.(2)	134,826,138	19.1
TCG Holdings, L.L.C.(9)	59,547,572	8.4
Investment funds associated with Carlyle/Riverstone Global Energy and Power Fund III, L.P.(10)	59,547,572	8.4
Highstar Capital LP(4)	85,270,750	12.1

*	Represents ownership of less than 1%.
(1)	Includes 46,664 Class A shares owned by Mr. Kinder’s wife. Mr. Kinder disclaims any and all beneficial or pecuniary interest in the Class A shares owned by his wife.
(2)

Consists of 16,227,644 Class A shares owned by GS Capital Partners V Fund, L.P.; 8,382,523 Class A shares owned by GSCP V Offshore Knight Holdings, L.P., which is controlled by GS Capital Partners V Offshore Fund, L.P.; 5,564,682 Class A shares owned by GS Capital Partners V Institutional, L.P.; 643,371 Class A shares owned by GSCP V Germany Knight Holdings, L.P., which is controlled by GS Capital Partners V GmbH & Co. KG; 15,764,854 Class A shares owned by GS Capital Partners VI Fund, L.P; 13,112,651 Class A shares owned by GSCP VI Offshore Knight Holdings, L.P., which is controlled by GS Capital Partners VI Offshore Fund, L.P.; 4,335,066 Class A shares owned by GS Capital Partners VI Parallel, L.P.; 560,283 Class A shares owned by GSCP VI Germany Knight Holdings, L.P., which is controlled by GS Capital Partners VI GmbH & Co. KG; 6,784,786 Class A Shares owned by GS Global

Infrastructure Partners I, L.P.; 724,828 Class A shares owned by GS Institutional Infrastructure Partners I, L.P.; 19,227,228 Class A shares owned by GS Infrastructure Knight Holdings, L.P., which is controlled by GS International Infrastructure Partners I, L.P.; 16,886,427 Class A shares owned by Goldman Sachs KMI Investors, L.P.; 23,245,978 Class A shares owned by GSCP KMI Investors, L.P.; 3,365,816 Class A shares owned by GSCP KMI Investors Offshore, L.P. (collectively the “GS Entities”). The Goldman Sachs Group, Inc. and certain affiliates, including Goldman, Sachs & Co., may be deemed to directly or indirectly own the 134,826,138 Class A shares which are owned directly or indirectly by the GS Entities, of which affiliates of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. are the general partner, limited partner or the managing partner. Goldman, Sachs & Co. is the investment manager for certain of the GS Entities. Goldman, Sachs & Co. is a direct and indirect wholly owned subsidiary of The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and the GS Entities share voting power and investment power with certain of their respective affiliates. Henry Cornell and Kenneth Pontarelli are managing directors of Goldman, Sachs & Co. Each of Mr. Cornell, Mr. Pontarelli, The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and the GS Entities disclaims beneficial ownership of the shares owned directly or indirectly by the GS Entities except to the extent of their pecuniary interest therein, if any. The address of the GS Entities, The Goldman Sachs Group, Inc., Goldman, Sachs & Co., Mr. Cornell and Mr. Pontarelli is 200 West Street, 28th Floor, New York, New York 10282.
(3)	Consists of 3,156,297 Class A shares owned by Highstar II Knight Acquisition Sub, L.P.; 20,743,460 Class A shares owned by Highstar III Knight Acquisition Sub, L.P.; 41,131,509 Class A shares owned by Highstar KMI Blocker LLC; and 20,239,484 Class A shares owned by Highstar Knight Partners, L.P. (collectively the “Highstar Entities”). Affiliates of PineBridge Investments LLC (“PineBridge”) serve as the general partner of Highstar II Knight Acquisition Sub, L.P., Highstar III Knight Acquisition Sub, L.P. and Highstar Knight Partners, L.P., and the managing member of Highstar KMI Blocker LLC, and accordingly may be deemed to beneficially own the Class A shares owned of record by the Highstar Entities. PineBridge has delegated management authority for such general partners and managing member to Highstar Capital LP, which also serves as the investment manager for the Highstar Entities. Highstar Capital LP is controlled by Christopher Lee, Mr. Miller, Mr. Stokes, Christopher Beall and Scott Litman and, in such capacities, these individuals may be deemed to share beneficial ownership of the Class A shares beneficially owned by the Highstar Entities. Such individuals expressly disclaim any such beneficial ownership, except to the extent of their pecuniary interest therein, if any. The address of Highstar Capital LP and the Highstar Entities is 277 Park Avenue, 45th floor, New York, New York 10172.
(4)	Consists of 5,761,863 Class A shares owned by Portcullis Partners, LP, a private investment partnership. Mr. Morgan is President of Portcullis Partners, LP and therefore may be deemed to have beneficial ownership of the shares owned by Portcullis Partners, LP.
(5)	Includes 7,345,435 Class A shares over which Mr. Sarofim has shared voting and dispositive power which are held by entities indirectly controlled by him. Also includes 15,365 Class A shares held by trusts of which Mr. Sarofim is the sole trustee, but in which he has no pecuniary interest.
(6)	Does not include Class A shares held by the Carlyle/Riverstone Funds (as defined in footnote (10) below) or Riverstone Coinvestment (as defined in footnote (10) below), each of which is an affiliate of Riverstone, or Class A shares held by Carlyle Coinvestment (as defined in footnote (10) below). Mr. Tekkora is a director of Kinder Morgan and a Managing Director of Riverstone. Mr. Tekkora disclaims beneficial ownership of the shares held by Carlyle/Riverstone Funds, Riverstone Coinvestment or Carlyle Coinvestment.
(7)	Does not include Class A shares held by Carlyle Partners IV Knight, L.P. and CP IV Coinvestment, L.P., each of which is an affiliate of Carlyle. Mr. Youngkin is a director of Kinder Morgan and a Managing Director of Carlyle. Mr. Youngkin disclaims beneficial ownership of the shares held by Carlyle Partners IV Knight, L.P. and CP IV Coinvestment, L.P.
(8)	Includes 46,664 Class A shares owned by Mr. Kinder’s wife, in which Mr. Kinder disclaims any and all beneficial or pecuniary interest, and immediately before the date as of which share ownership is reported, includes 134,826,138 Class A shares in which Mr. Cornell and Mr. Pontarelli disclaim beneficial ownership except to the extent of their pecuniary interest therein, if any.

(9)	Consists of 54,536,189 Class A shares owned by Carlyle Partners IV Knight, L.P. and 5,011,383 Class A shares owned by CP IV Coinvestment, L.P. TC Group IV, L.P. is the sole general partner of Carlyle Partners IV Knight, L.P. and CP IV Coinvestment, L.P. TC Group IV Managing GP, L.L.C. is the sole general partner of TC Group IV, L.P. TC Group, L.L.C. is the sole managing member of TC Group IV Managing GP, L.L.C. TCG Holdings, L.L.C. is the sole managing member of TC Group, L.L.C. Accordingly, TC Group IV, L.P., TC Group IV Managing GP, L.L.C., TC Group, L.L.C. and TCG Holdings, L.L.C. each may be deemed to share beneficial ownership of Class A shares owned of record by each of Carlyle Partners IV Knight, L.P. and CP IV Coinvestment, L.P. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein are managing members of TCG Holdings, L.L.C. and, in such capacity, may be deemed to share beneficial ownership of the Class A shares beneficially owned by TCG Holdings, L.L.C. Such individuals expressly disclaim any such beneficial ownership. The principal address and principal offices of TCG Holdings, L.L.C. and certain affiliates is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505.
(10)	Consists of 8,647,642 Class A shares owned by C/R Energy III Knight Non-U.S. Partnership, L.P. (“Knight Partnership”), 29,773,786 Class A shares owned by C/R Knight Partners, L.P. (“Knight Partners”), 20,123,490 Class A shares owned by Carlyle/Riverstone Knight Investment Partnership, L.P. (“Knight Investment Partnership” and together with Knight Partnership and Knight Partners, the “Carlyle/Riverstone Funds”), 826,614 Class A shares owned by Riverstone Energy Coinvestment III, L.P. (“Riverstone Coinvestment”) and 176,040 Class A shares owned by Carlyle Energy Coinvestment III, L.P. (“Carlyle Coinvestment”). C/R Energy GP III, LLC exercises investment discretion and control over the shares held by each of Knight Partnership, Knight Partners and Knight Investment Partnership through their mutual general partner, Carlyle/Riverstone Energy Partners III, L.P., of which C/R Energy GP III, LLC is the sole general partner. Riverstone Coinvestment GP LLC, a subsidiary of Riverstone Holdings, LLC, exercises investment discretion and control over the shares held by Riverstone Coinvestment, subject to contractual commitments that Riverstone Coinvestment invest and divest side-by-side with the Carlyle/Riverstone Funds. Carlyle Energy Coinvestment III GP, L.L.C., a subsidiary of TCG Holdings, L.L.C., exercises investment discretion and control over the shares held by Carlyle Coinvestment, subject to contractual commitments that Carlyle Coinvestment invest and divest side-by-side with the Carlyle/Riverstone Funds. C/R Energy GP III, LLC is managed by a managing committee comprising Daniel A. D’Aniello, William E. Conway, Jr., David M. Rubenstein and Edward J. Mathias, as Carlyle designees, and Pierre F. Lapeyre, Jr., David M. Leuschen and Michael B. Hoffman, as Riverstone designees. Actions of the managing committee require consent of at least five members of the managing committee, including at least one Carlyle designee and one Riverstone designee. The members of the managing committee of C/R Energy GP III, LLC may be deemed to share beneficial ownership of the shares beneficially owned by C/R Energy GP III, LLC. Such individuals expressly disclaim any such beneficial ownership. The principal address and principal offices of the Carlyle/Riverstone Funds and Riverstone Coinvestment and certain affiliates is 712 Fifth Avenue, 51st Floor, New York, NY 10019. The principal address and principal offices of Carlyle Coinvestment, TCG Holdings, L.L.C. and certain affiliates is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505.

Amount and Nature of Beneficial Ownership of Kinder Morgan Class B and Class C Shares

The Class B shares and Class C shares are convertible into shares of Class P common stock under certain circumstances. See “Description of Kinder Morgan Capital Stock—Classes of Kinder Morgan Common Stock—Mandatory Conversion.”

	Class B Shares		Class C Shares
Name and Address of Beneficial Owner	Number	% of Class(1)	Number	% of Class(1)
Richard D. Kinder(2)	40,000,000	40.0	—	—
C. Park Shaper(3)	11,000,000	11.0	696,763	28.3
Steven J. Kean	8,000,000	8.0	342,477	13.9
Henry Cornell	—	—	—	—
Deborah Macdonald	—	—	—	—
Michael Miller	—	—	—	—
Michael C. Morgan	—	—	—	—
Kenneth A. Pontarelli	—	—	—	—
Fayez Sarofim	—	—	—	—
Joel V. Staff	—	—	—	—
John Stokes	—	—	—	—
R. Baran Tekkora	—	—	—	—
Glenn A. Youngkin	—	—	—	—
Kimberly A. Dang(4)	2,500,000	2.5	38,429	1.6
Joseph Listengart	4,000,000	4.0	310,469	12.6
Directors and executive officers as a group (17 persons)(5)	70,800,000	70.8	1,638,636	66.5
The Goldman Sachs Group, Inc.	—	—	—	—
TCG Holdings, L.L.C.	—	—	—	—
Investment funds associated with Carlyle/Riverstone Global Energy and Power Fund III, L.P.	—	—	—	—
Highstar Capital LP	—	—	—	—

(1)	As of October 31, 2011, Kinder Morgan had 100,000,000 Class B shares and 2,462,927 Class C shares issued and outstanding.
(2)	Includes 13,333,333 Class B shares that Mr. Kinder transferred to a limited partnership. Mr. Kinder may be deemed to be the beneficial owner of these transferred Class B shares, because Mr. Kinder controls the voting and disposition power of these Class B shares, but he disclaims 99% of any beneficial and pecuniary interest in them.
(3)	Includes 11,000,000 Class B shares that Mr. Shaper transferred to a limited partnership. Mr. Shaper may be deemed to be the beneficial owner of these transferred Class B shares because he controls the voting and disposition power of these Class B shares, but he disclaims 21% of any beneficial and pecuniary interest in them.
(4)	Includes 2,500,000 Class B shares that Mrs. Dang transferred to a limited partnership. Mrs. Dang may be deemed to be the beneficial owner of these transferred Class B shares because Mrs. Dang has voting and disposition power of these Class B shares, but she disclaims 10% of any beneficial and pecuniary interest in them.
(5)	Includes 13,333,333 Class B shares that Mr. Kinder transferred to a limited partnership, 11,000,000 Class B shares that Mr. Shaper transferred to a limited partnership and 2,500,000 Class B shares that Mrs. Dang transferred to a limited partnership. These executive officers disclaim 99%, 21% and 10%, respectively, of any beneficial and pecuniary interest in such Class B shares.

ADDITIONAL INFORMATION ABOUT KINDER MORGAN

Kinder Morgan’s Business

Overview

Kinder Morgan owns the general partner and approximately 11% of the limited partner interests of Kinder Morgan Energy Partners, L.P., a publicly traded pipeline limited partnership whose limited partner units are traded on the New York Stock Exchange under the ticker symbol “KMP.” Additionally, the shares of Kinder Morgan’s subsidiary that manages KMP, Kinder Morgan Management, LLC, are traded on the New York Stock Exchange under the ticker symbol “KMR.” Through Kinder Morgan’s indirect ownership of all of KMR’s voting shares, Kinder Morgan has the ability to elect all of the directors of KMR. KMP is one of the largest energy transportation and storage companies in North America in terms of market capitalization.

As of September 30, 2011, Kinder Morgan’s interests in KMP and its affiliates consisted of the following:

•	the general partner interest, which Kinder Morgan holds through its ownership of the common equity of the general partner of KMP and which entitles Kinder Morgan to receive incentive distributions;

•	21.7 million of the 236.2 million outstanding KMP units, representing an approximately 7% limited partner interest; and

•

13.8 million of KMP’s 96.8 million outstanding i-units, representing an approximately 4% limited partner interest, through Kinder Morgan’s ownership of 13.8 million KMR shares (i-units are a class of KMP’s limited partner interests that receive distributions in the form of additional i-units instead of cash).

Kinder Morgan also owns a 20% equity interest in NGPL, the owner of Natural Gas Pipeline Company of America, a major interstate natural gas pipeline and storage system which Kinder Morgan operates.

Through Kinder Morgan’s subsidiaries, including KMP, it operates or owns an interest in approximately 37,000 miles of pipelines and approximately 180 terminals. These pipelines transport natural gas, gasoline, crude oil, carbon dioxide and other products, and these terminals store petroleum products and chemicals and handle bulk materials like coal and petroleum coke.

KMP Operations

KMP’s operations are conducted through its subsidiaries and are grouped into five business segments:

•

Products Pipelines—Consists of approximately 8,400 miles of refined petroleum products pipelines that deliver gasoline, diesel fuel, jet fuel and natural gas liquids to various markets; plus approximately 60 associated product terminals and petroleum pipeline transmix processing facilities serving customers across the United States;

•

Natural Gas Pipelines—Consists of approximately 15,500 miles of natural gas transmission pipelines and gathering lines, plus natural gas storage, treating and processing facilities, through which natural gas is gathered, transported, stored, treated, processed and sold;

•

CO2—Produces, markets and transports, through approximately 2,000 miles of pipelines, carbon dioxide, commonly called “CO2,” to oil fields that use carbon dioxide to increase production of oil; owns interests in and/or operates eight oil fields in West Texas; and owns and operates a 450-mile crude oil pipeline system in West Texas;

•

Terminals—Consists of approximately 124 owned or operated liquids and bulk terminal facilities and more than 33 rail transloading and materials handling facilities located throughout the United States and portions of Canada, which together transload, store and deliver a wide variety of bulk, petroleum, petrochemical and other liquids products for customers across the United States and Canada; and

•

Kinder Morgan Canada—Transports crude oil and refined petroleum products through over 2,500 miles of pipelines from Alberta, Canada to marketing terminals and refineries in British Columbia, the State of Washington and the Rocky Mountains and Central regions of the United States.

Products Pipelines

The Products Pipelines segment consists of KMP’s refined petroleum products and natural gas liquids pipelines and associated terminals, Southeast terminals and transmix processing facilities. In KMP’s 2011 budget, the pipelines represent approximately 56% of this segment’s earnings before DD&A, with terminals (including those associated with the pipelines) and transmix representing approximately 39% and 5%, respectively.

West Coast Products Pipelines

The West Coast Products Pipelines operations include the SFPP, L.P. operations (sometimes referred to as the “Pacific operations”), Calnev Pipeline operations and West Coast Terminals operations. The assets include interstate common carrier pipelines regulated by the FERC, intrastate pipelines in the state of California regulated by the California Public Utilities Commission, and certain non rate-regulated operations and terminal facilities.

The SFPP, L.P. operations serve six western states with approximately 2,500 miles of refined petroleum products pipelines and related terminal facilities that provide refined products to major population centers in the United States, including California; Las Vegas and Reno, Nevada; and the Phoenix-Tucson, Arizona corridor. In 2010, the SFPP mainline pipeline system transported approximately 1,079,400 barrels per day of refined products, with the product mix being approximately 61% gasoline, 23% diesel fuel, and 16% jet fuel.

The Calnev Pipeline consists of two parallel 248-mile, 14-inch and 8-inch diameter pipelines that run from KMP’s facilities at Colton, California to Las Vegas, Nevada. The pipeline serves the Mojave Desert through deliveries to a terminal at Barstow, California and two nearby major railroad yards. It also serves Nellis Air Force Base, located in Las Vegas, and also includes approximately 55 miles of pipeline serving Edwards Air Force Base in California. In 2010, the Calnev Pipeline system transported approximately 120,200 barrels per day of refined products, with the product mix being approximately 44% gasoline, 30% diesel fuel, and 26% jet fuel.

The West Coast Products Pipelines operations include 15 truck-loading terminals (13 on SFPP, L.P. and two on Calnev) with an aggregate usable tankage capacity of approximately 15.4 million barrels. The truck terminals provide services including short-term product storage, truck loading, vapor handling, additive injection, dye injection and ethanol blending.

The West Coast Terminals are fee-based terminals located in the Seattle, Portland, San Francisco and Los Angeles areas along the west coast of the United States with a combined total capacity of approximately 8.5 million barrels of storage for both petroleum products and chemicals.

Combined, the West Coast Products Pipelines operations’ pipelines transport approximately 1.2 million barrels per day of refined petroleum products, providing pipeline service to approximately 28 customer-owned terminals, 11 commercial airports and 15 military bases. The West Coast Products Pipelines operations’ pipelines serve approximately 72 shippers in the refined petroleum products market, the largest customers being major petroleum companies, independent refiners, and the United States military. The majority of refined products supplied to the West Coast Product Pipelines operations’ pipeline system come from the major refining centers around Los Angeles, San Francisco, West Texas and Puget Sound, as well as from waterborne terminals and connecting pipelines located near these refining centers.

Plantation Pipe Line Company

KMP owns approximately 51% of Plantation Pipe Line Company, the sole owner of the approximately 3,100-mile refined petroleum products Plantation pipeline system serving the southeastern United States. KMP operates the system pursuant to agreements with Plantation and its wholly owned subsidiary, Plantation Services LLC. The Plantation pipeline system serves as a common carrier of refined petroleum products to various metropolitan areas, including Birmingham, Alabama; Atlanta, Georgia; Charlotte, North Carolina; and the Washington, D.C. area. An affiliate of ExxonMobil Corporation owns the remaining 49% ownership interest, and ExxonMobil is the largest shipper on the Plantation system both in terms of volumes and revenues. In 2010, Plantation delivered approximately 498,300 barrels per day of refined petroleum products, with the product mix being approximately 65% gasoline, 22% diesel fuel, and 13% jet fuel. Products shipped on Plantation originate at various Gulf Coast refineries from which major integrated oil companies and independent refineries and wholesalers ship refined petroleum products. Plantation ships products for approximately 30 companies to terminals throughout the southeastern United States. Plantation’s principal customers are Gulf Coast refining and marketing companies, fuel wholesalers, and the United States Department of Defense.

Central Florida Pipeline

The Central Florida pipeline system consists of a 110-mile, 16-inch diameter pipeline that transports gasoline and ethanol, and an 85-mile, 10-inch diameter pipeline that transports diesel fuel and jet fuel from Tampa to Orlando. In addition to being connected to KMP’s Tampa terminal, the pipeline system is connected to terminals owned and operated by TransMontaigne, Citgo, BP, and Marathon Petroleum. The 10-inch diameter pipeline is connected to KMP’s Taft, Florida terminal (located near Orlando), has an intermediate delivery point at Intercession City, Florida, and is also the sole pipeline supplying jet fuel to the Orlando International Airport in Orlando, Florida. In 2010, the pipeline system transported approximately 104,800 barrels per day of refined products, with the product mix being approximately 69% gasoline and ethanol, 11% diesel fuel, and 20% jet fuel.

KMP also owns and operates liquids terminals in Tampa and Taft, Florida. The Tampa terminal contains approximately 1.5 million barrels of storage capacity and is connected to two ship dock facilities in the Port of Tampa. The Taft terminal contains approximately 0.7 million barrels of storage capacity for gasoline, ethanol and diesel fuel for further movement into trucks.

Cochin Pipeline System

The Cochin pipeline system consists of an approximately 1,900-mile, 12-inch diameter multi-product pipeline operating between Fort Saskatchewan, Alberta and Windsor, Ontario, along with five terminals. The pipeline operates on a batched basis and has an estimated system capacity of approximately 70,000 barrels per day. It includes 31 pump stations spaced at 60 mile intervals and five United States propane terminals. Underground storage is available at Fort Saskatchewan, Alberta and Windsor, Ontario through third parties. In 2010, the pipeline system transported approximately 20,000 barrels per day of natural gas liquids. The pipeline traverses three provinces in Canada and seven states in the United States and can transport propane, butane and natural gas liquids to the midwestern United States and eastern Canadian petrochemical and fuel markets. Current operations involve only the transportation of propane on Cochin.

Cypress Pipeline

The Cypress pipeline is an interstate common carrier natural gas liquids pipeline originating at storage facilities in Mont Belvieu, Texas and extending 104 miles east to a connection with Westlake Chemical Corporation, a major petrochemical producer in the Lake Charles, Louisiana area. The Cypress pipeline has a capacity of approximately 55,000 barrels per day of natural gas liquids. Mont Belvieu, located approximately 20 miles east of Houston, is the largest hub for natural gas liquids gathering, transportation, fractionation and storage in the United States. In 2010, the pipeline system transported approximately 49,000 barrels per day of natural gas liquids. Effective October 1, 2010, KMP sold a 50% ownership interest in the Cypress Pipeline to Westlake Chemical Corporation pursuant to the exercise by Westlake of an option. KMP continues to operate the pipeline under a long-term agreement.

Southeast Terminals

The Southeast terminal operations consist of 26 high-quality, liquid petroleum products terminals located along the Plantation/Colonial pipeline corridor in the Southeastern United States. Combined, the Southeast terminals have a total storage capacity of approximately 8.3 million barrels. In 2010, these terminals transferred approximately 358,900 barrels of refined products per day.

Transmix Operations

The Transmix operations include the processing of petroleum pipeline transmix, a blend of dissimilar refined petroleum products that have become co-mingled in the pipeline transportation process. During pipeline transportation, different products are transported through the pipelines abutting each other, and generate a volume of different mixed products called transmix. At transmix processing facilities, pipeline transmix is processed and separated into pipeline-quality gasoline and light distillate products at six separate processing facilities located in Colton, California; Richmond, Virginia; Dorsey Junction, Maryland; Indianola, Pennsylvania; Wood River, Illinois and Greensboro, North Carolina. Combined, these transmix facilities processed approximately 10.4 million barrels of transmix in 2010.

Competition

KMP’s products pipelines compete against proprietary pipelines owned and operated by major oil companies, other independent products pipelines, trucking and marine transportation firms (for short-haul movements of products) and railcars. KMP’s terminals in this segment compete with proprietary terminals owned and operated by major oil companies and other independent terminal operators, and its transmix operations compete with refineries owned by major oil companies and independent transmix facilities.

Natural Gas Pipelines

The Natural Gas Pipelines segment, which contains both interstate and intrastate pipelines, consists of natural gas sales, transportation, storage, gathering, processing and treating operations. Within this segment are approximately 15,500 miles of natural gas pipelines and associated storage and supply lines that are strategically located at the center of the North American pipeline grid. The transportation network provides access to the major gas supply areas in the western United States, Texas and the Midwest, as well as major consumer destinations.

Texas Intrastate Natural Gas Pipeline Group

The two largest pipelines in the Texas Intrastate Natural Gas Pipeline Group are Kinder Morgan Texas Pipeline and Kinder Morgan Tejas Pipeline. These pipelines essentially operate as a single pipeline system, providing customers and suppliers with improved flexibility and reliability. The combined system includes approximately 6,000 miles of intrastate natural gas pipelines with a peak transport and sales capacity of approximately 5.2 billion cubic feet per day of natural gas and approximately 145 billion cubic feet of on-system natural gas storage capacity including 11 billion cubic feet contracted from a third party. In addition, the combined system, through owned assets and contractual arrangements with third parties, has the capability to process 685 million cubic feet per day of natural gas for liquids extraction and to treat approximately 180 million cubic feet per day of natural gas for carbon dioxide removal.

The Texas Intrastate Natural Gas Pipeline Group also includes the Mier-Monterrey Pipeline, a 95-mile natural gas pipeline that stretches from the International Border between the United States and Mexico in Starr

County, Texas, to Monterrey, Mexico and can transport up to 375 million cubic feet per day. The pipeline connects to a 1,000-megawatt power plant complex and to the Pemex natural gas transportation system. The Mier-Monterrey Pipeline has entered into a long-term contract (expiring in 2018) with Pemex, which has subscribed for all of the pipeline’s capacity. The group also includes the Kinder Morgan North Texas Pipeline, an 82-mile pipeline that transports natural gas from an interconnect with the facilities of NGPL in Lamar County, Texas, to a 1,750-megawatt electric generating facility located in Forney, Texas, 15 miles east of Dallas. It has the capacity to transport 325 million cubic feet per day of natural gas and is fully subscribed under a long-term contract.

Texas’ natural gas consumption is among the highest of any state. The natural gas demand profile in the Texas Intrastate Natural Gas Pipeline Group’s market area is primarily composed of industrial (including on-site cogeneration facilities), merchant and utility power and local natural gas distribution consumption. The industrial demand is primarily year-round load. Merchant and utility power demand peaks in the summer months and is complemented by local natural gas distribution demand that peaks in the winter months.

The pipelines in this group purchase natural gas directly from producers with reserves connected to the system in South Texas, East Texas, West Texas and along the Texas Gulf Coast. They also purchase gas at interconnects with third-party interstate and intrastate pipelines. While the intrastate group does not produce gas, it does maintain an active well connection program. These measures are taken in order to offset natural declines in production along the systems and to secure supplies for additional demand in the market areas. The intrastate group has access to both onshore and offshore sources of supply, and is well positioned to interconnect with liquefied natural gas projects currently under development by others along the Texas Gulf Coast. The intrastate group also has access to markets within and outside of Texas through interconnections with numerous interstate natural gas pipelines.

On May 14, 2010, KMP and Copano Energy, L.L.C. entered into formal agreements for a joint venture to provide natural gas gathering, transportation and processing services to natural gas producers in the Eagle Ford Shale formation in South Texas. The joint venture is named Eagle Ford Gathering LLC, and KMP and Copano each own a 50% membership interest. Copano serves as operator and managing member of Eagle Ford Gathering LLC. KMP and Copano have committed approximately 375 million cubic feet per day of natural gas capacity to the joint venture through 2024 for transportation and processing, respectively.

Kinder Morgan Treating, L.P.

Kinder Morgan Treating, L.P., owns and operates (or leases to producers for operation) treating plants that remove impurities, such as carbon dioxide, hydrogen sulfide and hydrocarbon liquids, from natural gas before it is delivered into gathering systems and transmission pipelines to ensure that it meets pipeline quality specifications. Its primary treating assets include approximately 212 natural gas amine-treating plants and approximately 56 dew point control plants.

KinderHawk and EagleHawk

On May 21, 2010, KMP acquired a 50% ownership interest in Petrohawk Energy Corporation’s natural gas gathering and treating business in the Haynesville shale gas formation located in northwest Louisiana for approximately $921.4 million in cash. The business is operated through a newly formed company named KinderHawk Field Services LLC, which was initially owned 50% by KMP and 50% by Petrohawk. KinderHawk’s assets consist of more than 400 miles of pipeline currently in service, with over 2.0 billion cubic feet per day of pipeline capacity. KinderHawk has also received a dedication to transport and treat all of Petrohawk Energy Corporation’s operated Haynesville and Bossier shale gas production in northwest Louisiana for the life of the leases at agreed upon rates, as well as minimum volume commitments from Petrohawk until May 20, 2015. It also focuses on providing transportation services to third-party producers.

On July 1, 2011, KMP acquired a 25% ownership interest in Petrohawk Energy Corporation’s natural gas gathering and treating business in the Eagle Ford shale gas formation located in South Texas, and the remaining 50% ownership interest in KinderHawk Field Services LLC, for approximately $836 million in cash. The South Texas gathering business is conducted through EagleHawk Field Services LLC. EagleHawk holds gathering and treating assets serving Petrohawk’s Hawkville and Black Hawk fields in South Texas. EagleHawk has agreements with Petrohawk covering gathering and treating of natural gas and transportation of condensate pursuant to which Petrohawk dedicates its production from its Eagle Ford leases.

Upstream

The upstream operations include the Casper and Douglas, Wyoming natural gas processing plants, which have the capacity to process up to 185 million cubic feet per day of natural gas, depending on raw gas quality. The upstream operations also include a 49% equity interest in the Red Cedar Gathering Company, a joint venture in which 51% is owned by the Southern Ute Indian Tribe. Red Cedar’s gas gathering system consists of approximately 743 miles of gathering pipeline connecting more than 1,200 producing wells, 89,400 horsepower of compression at 21 field compressor stations and two carbon dioxide treating plants. The capacity and throughput of the Red Cedar system is approximately 750 million cubic feet per day of natural gas. Red Cedar also owns a 175 million cubic feet per day natural gas treating facility located in La Plata County, Colorado.

Interstate Pipelines

Western Interstate Natural Gas Pipeline Group

Kinder Morgan Interstate Gas Transmission LLC owns approximately 5,300 miles of transmission lines in Wyoming, Colorado, Kansas, Missouri and Nebraska. Kinder Morgan Interstate Gas Transmission LLC also owns the Huntsman natural gas storage facility, located in Cheyenne County, Nebraska, which has approximately 11 billion cubic feet of firm capacity commitments and provides for withdrawal of up to 179 million cubic feet of natural gas per day.

TransColorado Gas Transmission Company LLC owns a 300-mile interstate natural gas pipeline that extends from approximately 20 miles southwest of Meeker, Colorado to Bloomfield, New Mexico. It has multiple points of interconnection with various interstate and intrastate pipelines, gathering systems, and local distribution companies. The TransColorado system has a capacity of 1.037 billion cubic feet per day of natural gas and the ability to flow gas north or south.

KMP operates and owns 50% of the 1,679-mile Rockies Express natural gas pipeline system, one of the largest natural gas pipelines constructed in North America in the last 25 years. The 1,679-mile system is capable of transporting 1.8 billion cubic feet per day of natural gas. The Rockies Express system has binding firm commitments secured for nearly all of the pipeline capacity. Sempra Pipelines & Storage, a unit of Sempra Energy, and ConocoPhillips each own 25% of the ownership interests in Rockies Express.

Central Interstate Natural Gas Pipeline Group

Trailblazer Pipeline Company LLC owns a 436-mile natural gas pipeline system with a certificated capacity of 846 million cubic feet of natural gas per day. Trailblazer’s pipeline originates at an interconnection with Wyoming Interstate Company Ltd.’s pipeline system near Rockport, Colorado and runs through southeastern Wyoming to a terminus near Beatrice, Nebraska where it interconnects with NGPL’s and Northern Natural Gas Company’s pipeline systems. KMP manages, maintains and operates Trailblazer, for which it is reimbursed at cost.

Kinder Morgan Louisiana Pipeline LLC owns the Kinder Morgan Louisiana natural gas pipeline system. The pipeline system provides approximately 3.2 billion cubic feet per day of take-away natural gas capacity from the Cheniere Sabine Pass liquefied natural gas terminal located in Cameron Parish, Louisiana. The system capacity is fully supported by 20 year take-or-pay customer commitments with Chevron and Total that expire in 2029.

KMP owns a 50% interest in Midcontinent Express Pipeline LLC, the sole owner of the approximately 500-mile Midcontinent Express natural gas pipeline system. Regency Energy Partners LP owns a 49.9% ownership interest in Midcontinent Express Pipeline LLC, and Energy Transfer Partners, L.P. owns the remaining 0.1% interest. The Midcontinent Express system has the capability to transport up to 1.4 billion cubic feet per day of natural gas, and the pipeline capacity is fully subscribed with long-term binding commitments from creditworthy shippers.

KMP owns a 50% interest in Fayetteville Express Pipeline LLC, the sole owner of the Fayetteville Express natural gas pipeline system. Energy Transfer Partners, L.P. owns the remaining interest and operates the Fayetteville Express pipeline system. The 187-mile, 42-inch diameter pipeline originates in Conway County, Arkansas, continuing eastward through White County, Arkansas, and terminates at an interconnect with Trunkline Gas Company’s pipeline in Panola County, Mississippi. The system also interconnects with NGPL’s pipeline in White County, Arkansas, Texas Gas Transmission’s pipeline in Coahoma County, Mississippi, and ANR Pipeline Company’s pipeline in Quitman County, Mississippi. It has a total capacity of two billion cubic feet per day, and has currently secured binding shipper commitments for approximately ten years totaling 1.85 billion cubic feet per day of capacity.

Competition

The market for supply of natural gas is highly competitive, and new pipelines are currently being built to serve the growing demand for natural gas in each of the markets served by the pipelines in the Natural Gas Pipeline segment. These operations compete with interstate and intrastate pipelines, and their shippers, for attachments to new markets and supplies and for transportation, processing and treating services. KMP believes the principal elements of competition in its various markets are transportation rates, terms of service and flexibility and reliability of service. From time to time, other pipeline projects are proposed that would compete with KMP’s pipelines. Some proposed pipelines may deliver natural gas to markets KMP serves from new supply sources closer to its markets. KMP does not know whether or when any such project would be built, or the extent of its impact on its operations or profitability.

Shippers on the pipelines compete with other forms of energy available to their natural gas customers and end users, including electricity, coal, propane and fuel oils. Several factors influence the demand for natural gas, including price changes, the availability of natural gas and other forms of energy, the level of business activity, conservation, legislation and governmental regulations, the ability to convert to alternative fuels and weather.

CO2

The CO2 segment consists of Kinder Morgan CO2 Company, L.P. and its consolidated affiliates, referred to as “KMCO2.” Carbon dioxide is used to enhance oil recovery by injecting it as a flooding medium in order to recover otherwise difficult to obtain crude oil from mature oil fields. KMCO2’s carbon dioxide pipelines and related assets allow it to market a complete package of carbon dioxide supply, transportation and technical expertise to the customer. The CO2 business segment produces, transports and markets carbon dioxide for use in enhanced oil recovery operations. The CO2 segment also includes ownership interests in several oil-producing fields and a 450-mile crude oil pipeline, all located in the Permian Basin region of West Texas.

Oil Producing Activities

KMCO2 holds ownership interests in oil-producing fields in the Permian Basin of West Texas, including an approximately 97% working interest in the SACROC unit, an approximately 50% working interest in the Yates unit, an approximately 21% net profits interest in the H.T. Boyd unit, an approximately 65% working interest in the Claytonville unit, an approximately 99% working interest in the Katz Strawn unit, and lesser interests in the Sharon Ridge unit, the Reinecke unit and the MidCross unit. In 2010, KMCO2 was the second largest crude oil producer in Texas on a gross production basis according to data from the Texas Railroad Commission.

The SACROC unit is one of the largest and oldest oil fields in the United States using carbon dioxide flooding technology. The field comprises approximately 56,000 acres located in the Permian Basin in Scurry County, Texas. KMCO2 has expanded the development of the carbon dioxide project initiated by the previous owners and increased production over the last several years. The Yates unit is also one of the largest oil fields ever discovered in the United States. The field comprises approximately 26,000 acres located about 90 miles south of Midland, Texas.

In 2010, the average purchased carbon dioxide injection rate at SACROC was 220 million cubic feet per day. The average oil production rate for 2010 was approximately 29,200 gross barrels of oil (24,300 net barrels to KMCO2) per day.

KMCO2’s plan has been to increase the production rate and ultimate oil recovery from Yates by combining horizontal drilling with carbon dioxide injection to ensure a relatively steady production profile over the next several years. During 2010, the Yates unit produced approximately 24,000 gross barrels of oil (10,700 net barrels to KMCO2) per day.

KMCO2 also operates and owns an approximately 65% gross working interest in the Claytonville oil field unit located in Fisher County, Texas. The Claytonville unit is located nearly 30 miles east of the SACROC unit in the Permian Basin of West Texas, and the unit produced an average of 203 gross barrels of oil (114 net barrels to KMCO2) per day during 2010.

KMCO2 also operates and owns working interests in the Katz Strawn unit, located in the Permian Basin area of West Texas. During 2010, the Katz Strawn unit produced 284 barrels of oil per day (236 net barrels to KMCO2) per day.

All KMP’s drilling activities are conducted on a contract basis with independent drilling contractors. KMP owns no drilling equipment.

See note 19 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus for additional information with respect to operating statistics and supplemental information on oil and gas producing activities.

KMCO2 operates and owns approximately a 22% working interest plus an additional 28% net profits interest in the Snyder gasoline plant. It also operates and has a 51% ownership interest in the Diamond M gas plant and a 100% ownership interest in the North Snyder plant, all of which are located in the Permian Basin of West Texas. The Snyder gasoline plant processes gas produced from the SACROC unit and neighboring carbon dioxide projects, specifically the Sharon Ridge and Cogdell units, all of which are located in the Permian Basin area of West Texas. The Diamond M and the North Snyder plants contract with the Snyder plant to process gas. Production of natural gas liquids at the Snyder gasoline plant during 2010 averaged 15,900 gross barrels (10,000 net barrels to KMCO2) per day.

Sales and Transport

Carbon Dioxide Reserves

KMCO2 owns approximately 45% of, and operates, the McElmo Dome unit in Colorado, which contains more than seven trillion cubic feet of recoverable carbon dioxide. Deliverability and compression capacity exceeds 1.3 billion cubic feet per day. The McElmo Dome unit produces approximately 1.2 billion cubic feet per day.

KMCO2 also owns approximately 11% of the Bravo Dome unit in New Mexico, which contains more than 900 billion cubic feet of recoverable carbon dioxide and produces approximately 300 million cubic feet per day, and an approximately 87% ownership interest in the Doe Canyon Deep unit in Colorado, which contains more than 900 billion cubic feet of recoverable carbon dioxide and produces approximately 110 million cubic feet per day.

Carbon Dioxide Pipelines

KMCO2 owns a 50% equity interest in and operates the approximately 500-mile Cortez pipeline. The pipeline carries carbon dioxide from the McElmo Dome and Doe Canyon source fields near Cortez, Colorado to the Denver City, Texas hub. The Cortez pipeline transports over 1.2 billion cubic feet of carbon dioxide per day.

The Central Basin pipeline consists of approximately 143 miles of mainline pipelines and 177 miles of lateral supply lines located in the Permian Basin between Denver City, Texas and McCamey, Texas, with an ultimate throughput capacity of 700 million cubic feet per day. At its origination point in Denver City, the Central Basin pipeline interconnects with all three major carbon dioxide supply pipelines from Colorado and New Mexico, namely the Cortez, the Bravo and the Sheep Mountain pipelines.

The Centerline pipeline consists of approximately 113 miles of pipelines located in the Permian Basin between Denver City, Texas and Snyder, Texas. The pipeline has a capacity of 300 million cubic feet of carbon dioxide per day.

KMCO2 owns a 13% undivided interest in the 218-mile Bravo pipeline, which delivers CO2 from the Bravo Dome source field in northeast New Mexico to the Denver City hub and has a capacity of more than 350 million cubic feet per day. Occidental Petroleum owns 81% and XTO Energy owns the remaining 6% of the pipeline.

In addition, KMCO2 owns approximately 98% of the Canyon Reef Carriers pipeline and approximately 69% of the Pecos pipeline. The Canyon Reef Carriers pipeline extends 139 miles from McCamey, Texas, to the SACROC unit in the Permian Basin. The pipeline has a capacity of approximately 270 million cubic feet of carbon dioxide per day and makes deliveries to the SACROC, Sharon Ridge, Cogdell and Reinecke units. The Pecos pipeline is a 25-mile pipeline that runs from McCamey to Iraan, Texas. It has a capacity of approximately 120 million cubic feet per day of carbon dioxide and makes deliveries to the Yates unit.

The principal market for transportation on KMCO2’s carbon dioxide pipelines is to customers, including KMP, using carbon dioxide for enhanced recovery operations in mature oil fields in the Permian Basin, where industry demand is expected to remain strong for the next several years.

Crude Oil Pipeline

KMCO2 owns the Kinder Morgan Wink Pipeline, a 450-mile Texas intrastate crude oil pipeline system consisting of three mainline sections, two gathering systems and numerous truck delivery stations. The segment of this pipeline that runs from Wink to El Paso has a total capacity of 130,000 barrels of crude oil per day. The pipeline allows KMCO2 to better manage crude oil deliveries from its oil field interests in West Texas. The pipeline transports crude oil into Western Refining Company, L.P.’s 120,000 barrel per day refinery in El Paso. This 20-inch pipeline transported an average of approximately 118,100 barrels of oil per day in 2010.

Competition

KMP’s primary competitors for the sale of carbon dioxide include suppliers that have an ownership interest in McElmo Dome, Bravo Dome and Sheep Mountain carbon dioxide reserves, and Petro-Source Carbon Company, which gathers waste carbon dioxide from natural gas production in the Val Verde Basin of West Texas. KMP’s ownership interests in the Central Basin, Cortez and Bravo pipelines are in direct competition with other carbon dioxide pipelines. KMP also competes with other interest owners in McElmo Dome and Bravo Dome for transportation of carbon dioxide to the Denver City, Texas market area.

Terminals

The Terminals segment includes the petroleum, chemical and other liquids terminal facilities and operations, other than those included in the Products Pipelines segment. The segment also includes the coal, petroleum coke, fertilizer, steel, ores and dry-bulk material services, including all transloading, engineering, conveying and other in-plant services. Combined, the segment is composed of approximately 124 owned or operated liquids and bulk terminal facilities, and more than 33 rail transloading and materials handling facilities located throughout the United States, Canada and the Netherlands. KMP believes the location of its facilities and its ability to provide flexibility to customers helps keep customers at its terminals and provides opportunities for expansion.

Liquids Terminals

The liquids terminals operations primarily store refined petroleum products, petrochemicals, ethanol, industrial chemicals and vegetable oil products in aboveground storage tanks and transfer products to and from pipelines, vessels, tank trucks, tank barges and tank railcars. Combined, the liquids terminals facilities possess liquids storage capacity of approximately 58.2 million barrels (or approximately 107 million barrels of domestic capacity including terminals in the Products Pipelines segment and leased capacity), and in 2010, these terminals handled approximately 620 million barrels of petroleum products, ethanol and chemicals.

Bulk Terminals

The bulk terminal operations primarily involve dry-bulk material loading, unloading, storing and related handling services. These operations also provide conveyor manufacturing and installation, engineering and design services and in-plant services covering material handling, conveying, maintenance and repair, railcar switching and miscellaneous marine services. Combined, the dry-bulk and material transloading facilities handled approximately 92.4 million tons of coal, petroleum coke, fertilizers, steel, ores and other dry-bulk materials in 2010. KMP believes it is the largest handler of petroleum coke in the United States. KMP owns or operates approximately 99 dry-bulk terminals in the United States, Canada and the Netherlands.

Materials Services (Rail Transloading)

The materials services operations include rail or truck transloading shipments from one medium of transportation to another at 33 owned and non-owned facilities. The Burlington Northern Santa Fe, CSX, Norfolk Southern, Union Pacific, Kansas City Southern and A&W railroads provide rail service for these terminal facilities. Approximately 50% of the products handled are liquids, including an entire spectrum of liquid chemicals, and the rest are dry-bulk products. KMP also designs and builds transloading facilities, performs inventory management services, and provides value-added services such as blending, heating and sparging. In 2010, the materials services operations handled approximately 229,000 railcars.

Competition

KMP is one of the largest independent operators of liquids terminals in the United States based on barrels of liquids terminaling capacity. KMP’s liquids terminals compete with other publicly or privately held independent liquids terminals, and terminals owned by oil, chemical and pipeline companies. KMP’s bulk terminals compete with numerous independent terminal operators, terminals owned by producers and distributors of bulk commodities, stevedoring companies and other industrial companies opting not to outsource terminal services. In some locations, KMP’s competitors are smaller, independent operators with lower cost structures. KMP’s railroad material services operations compete with a variety of single- or multi-site transload, warehouse and terminal operators across the United States.

Kinder Morgan Canada

The Kinder Morgan Canada business segment includes the Trans Mountain pipeline system, a one-third ownership interest in the Express pipeline system, and a 25-mile jet fuel pipeline system. The weighted average remaining life of the shipping contracts on these two pipelines was approximately four years as of January 1, 2011.

Trans Mountain

Trans Mountain is a 715-mile common carrier pipeline system that originates at Edmonton, Alberta and transports crude oil and refined petroleum to destinations along its path and on the west coast of British Columbia. A connecting pipeline also delivers petroleum to refineries in the state of Washington. The capacity of the line out of Edmonton ranges from 300,000 barrels per day when heavy crude represents 20% of the total throughput (which is a historically normal heavy crude percentage) to 400,000 barrels per day with no heavy crude. Trans Mountain is the sole pipeline carrying crude oil from Alberta to the west coast. KMP believes these facilities provide it the opportunity to consider expansions to the west coast, either in stages or as one project.

In 2010, deliveries on Trans Mountain averaged 297,000 barrels per day. The crude oil and refined petroleum transported through Trans Mountain’s pipeline system originates in Alberta and British Columbia. The refined and partially refined petroleum transported to Kamloops, British Columbia and Vancouver originates from oil refineries located in Edmonton. Petroleum products delivered through Trans Mountain’s pipeline system are used in markets in British Columbia, Washington State and elsewhere.

In the fourth quarter of 2010, Trans Mountain completed negotiations with the Canadian Association of Petroleum Producers for a new incentive toll settlement effective for the period beginning January 1, 2011 and ending December 31, 2011.

Express

KMP owns a one-third interest in the Express pipeline system, a common-carrier, crude oil pipeline system comprised of the Express Pipeline and the Platte Pipeline, which deliver Canadian crude oil to PADD IV and PADD II markets in the U.S. Rocky Mountains and Midwest. The Express Pipeline is a 780-mile, 24-inch diameter pipeline that begins at the crude oil pipeline hub at Hardisty, Alberta and terminates at the Casper, Wyoming facilities of the Platte Pipeline. The Express Pipeline has a design capacity of 280,000 barrels per day. Receipts at Hardisty averaged 200,000 barrels per day during 2010. The Platte Pipeline is a 926-mile, 20-inch diameter pipeline that runs from the crude oil pipeline hub at Casper, Wyoming to refineries and interconnecting pipelines in the Wood River, Illinois area. The Platte Pipeline has a capacity of 150,000 barrels per day downstream of Casper, Wyoming and approximately 140,000 barrels per day downstream of Guernsey, Wyoming. Platte deliveries averaged 142,400 barrels per day during 2010.

Competition

Trans Mountain and the Express pipeline system are each one of several pipeline alternatives for western Canadian petroleum production, and each competes against other pipeline providers.

Natural Gas Pipeline Company of America

In February 2008, Kinder Morgan completed the sale of an 80% ownership interest in NGPL for approximately $5.9 billion. Kinder Morgan continues to operate NGPL’s assets pursuant to a 15-year operating agreement.

NGPL owns and operates approximately 9,200 miles of interstate natural gas pipelines, storage fields, field system lines and related facilities, consisting primarily of two major interconnected natural gas transmission pipelines terminating in the Chicago, Illinois metropolitan area. NGPL’s Amarillo Line originates in the West Texas and New Mexico producing areas and is comprised of approximately 4,400 miles of mainline and various small-diameter pipelines. Its other major pipeline, the Gulf Coast Line, originates in the Gulf Coast areas of Texas and Louisiana and consists of approximately 4,100 miles of mainline and various small-diameter pipelines. These two main pipelines are connected at points in Texas and Oklahoma by NGPL’s approximately 800-mile Amarillo/Gulf Coast pipeline.

NGPL is one of the nation’s largest natural gas storage operators, with approximately 600 billion cubic feet of total natural gas storage capacity, approximately 278 billion cubic feet of working gas capacity and over 4.3 billion cubic feet per day of peak deliverability from its storage facilities, which are located in major supply areas and near the markets it serves. NGPL owns and operates 13 underground storage reservoirs in eight field locations in four states. These storage assets complement its pipeline facilities and allow it to optimize pipeline deliveries and meet peak delivery requirements in its principal markets.

Competition

NGPL competes with other transporters of natural gas in virtually all of the markets it serves and, in particular, in the Chicago area, which is the northern terminus of NGPL’s two major pipeline segments and its largest market. These competitors include both interstate and intrastate natural gas pipelines and, historically, most of the competition has been from such pipelines with supplies originating in the United States. NGPL also faces competition from Alliance Pipeline, which began service during the 2000-2001 heating season carrying Canadian-produced natural gas into the Chicago market. However, at the same time, the Vector Pipeline was constructed for the specific purpose of transporting gas from the Chicago area to other markets, generally further north and further east. The overall impact of the increased pipeline capacity into the Chicago area, combined with additional take-away capacity and the increased demand in the area, has created a situation that remains dynamic with respect to the ultimate impact on individual transporters such as NGPL. From time to time, other pipelines are proposed which would compete with NGPL. Kinder Morgan cannot predict whether or when any such pipeline might be built, or its impact on NGPL’s operations or profitability.

Regulatory and Compliance Matters

Interstate Common Carrier Refined Petroleum Products and Oil Pipeline Rate Regulation—U.S. Operations

Some of KMP’s U.S. refined petroleum products and crude oil pipelines are interstate common carrier pipelines, subject to regulation by the FERC under the Interstate Commerce Act (referred to as the “ICA”). The ICA requires that Kinder Morgan maintain its tariffs on file with the FERC. Those tariffs set forth the rates Kinder Morgan charges for providing transportation services on its interstate common carrier pipelines as well as the rules and regulations governing these services. The ICA requires, among other things, that such rates on interstate common carrier pipelines be “just and reasonable” and nondiscriminatory. The ICA permits interested persons to challenge newly proposed or changed rates and authorizes the FERC to suspend the effectiveness of such rates for a period of up to seven months and to investigate such rates. If, upon completion of an investigation, the FERC finds that the new or changed rate is unlawful, it is authorized to require the carrier to refund the revenues in excess of the prior tariff collected during the pendency of the investigation together with interest. The FERC also may investigate, upon complaint or on its own motion, rates and related rules that are already in effect and may order a carrier to change its rates prospectively. Upon an appropriate showing, a shipper may obtain reparations for damages sustained during the two years prior to the filing of a complaint.

On October 24, 1992, Congress passed the Energy Policy Act of 1992. The Energy Policy Act deemed petroleum products pipeline tariff rates that were in effect for the 365-day period ending on the date of enactment or that were in effect on the 365th day preceding enactment and had not been subject to complaint, protest or investigation during the 365-day period to be just and reasonable or “grandfathered” under the ICA. The Energy Policy Act also limited the circumstances under which a complaint can be made against such grandfathered rates. The rates KMP charged for transportation service on its Cypress Pipeline were not suspended or subject to protest or complaint during the relevant 365-day period established by the Energy Policy Act. For this reason, Kinder Morgan believes these rates should be grandfathered under the Energy Policy Act. Certain rates on KMP’s Pacific operations’ pipeline system were subject to protest during the 365-day period established by the Energy Policy Act. Accordingly, certain of the Pacific pipelines’ rates have been, and continue to be, the subject of complaints with the FERC, as is more fully described in note 11 to Kinder Morgan’s interim consolidated financial statements included in this information statement/proxy statement/prospectus.

Petroleum products pipelines may change their rates within prescribed ceiling levels that are tied to an inflation index. Shippers may protest rate increases made within the ceiling levels, but such protests must show that the portion of the rate increase resulting from application of the index is substantially in excess of the pipeline’s increase in costs from the previous year. A pipeline must, as a general rule, utilize the indexing methodology to change its rates. Cost-of-service ratemaking, market-based rates and settlement rates are alternatives to the indexing approach and may be used in certain specified circumstances to change rates.

Common Carrier Pipeline Rate Regulation—Canadian Operations

The Canadian portion of KMP’s crude oil and refined petroleum products pipeline systems is under the regulatory jurisdiction of Canada’s National Energy Board, referred to as the “NEB.” The National Energy Board Act gives the NEB power to authorize pipeline construction and to establish tolls and conditions of service.

Trans Mountain

Trans Mountain had a toll settlement with shippers that defined tolls from 2006 to 2010. The settlement expired on December 31, 2010. In the fourth quarter of 2010, Trans Mountain Pipeline L.P. completed negotiations with the Canadian Association of Petroleum Producers and principal shippers for a new incentive toll settlement for its Trans Mountain Pipeline effective for the period starting January 1, 2011 and ending December 31, 2015. The 2011-2015 toll settlement specifies a 10.75% return on equity on 45% equity based on a forecasted rate base for the five-year period. The toll charged for the portion of Trans Mountain’s pipeline system located in the United States falls under the jurisdiction of the FERC. See “—Interstate Common Carrier Refined Petroleum Products and Oil Pipeline Rate Regulation—U.S. Operations” above.

Express Pipeline System

The Canadian segment of the Express Pipeline is regulated by the NEB as a Group 2 pipeline, which results in rates and terms of service being regulated on a complaint basis only. Express committed rates are subject to a 2% inflation adjustment April 1 of each year. The U.S. segment of the Express Pipeline and the Platte Pipeline are regulated by the FERC. See “—Interstate Common Carrier Refined Petroleum Products and Oil Pipeline Rate Regulation—U.S. Operations” above. Additionally, movements on the Platte Pipeline within the State of Wyoming are regulated by the Wyoming Public Service Commission, which regulates the tariffs and terms of service of public utilities that operate in the State of Wyoming. The Wyoming Public Service Commission standards applicable to rates are similar to those of the FERC and the NEB.

Interstate Natural Gas Transportation and Storage Regulation

Posted tariff rates set the general range of maximum and minimum rates Kinder Morgan charges shippers on its interstate natural gas pipelines. Within that range, each pipeline is permitted to charge discounted rates to meet competition, so long as such discounts are offered to all similarly situated shippers and granted without undue discrimination. Apart from discounted rates offered within the range of tariff maximums and minimums, the pipeline is permitted to offer negotiated rates where the pipeline and shippers want rate certainty, irrespective of changes that may occur to the range of tariff-based maximum and minimum rate levels. Accordingly, there are a variety of rates that different shippers may pay. For example, some shippers may pay a negotiated rate that is different than the posted tariff rate and some may pay the posted maximum tariff rate or a discounted rate that is limited by the posted maximum and minimum tariff rates. Most of the rates KMP charges shippers on its greenfield projects, like the Rockies Express or Midcontinent Express pipelines, are pursuant to negotiated rate long-term transportation agreements. As such, negotiated rates provide certainty to the pipeline and the shipper of a fixed rate during the term of the transportation agreement, regardless of changes to the posted tariff rates. While rates may vary by shipper and circumstance, the terms and conditions of pipeline transportation and storage services are not generally negotiable.

The FERC regulates the rates, terms and conditions of service, construction and abandonment of facilities by companies performing interstate natural gas transportation services, including storage services, under the Natural Gas Act. To a lesser extent, the FERC regulates interstate transportation rates, terms and conditions of service under the Natural Gas Policy Act of 1978. Beginning in the mid-1980s, through the mid-1990s, the FERC initiated a number of regulatory changes intended to create a more competitive environment in the natural gas marketplace. Among the most important of these changes were:

•	Order No. 436 (1985), which required open-access, nondiscriminatory transportation of natural gas;

•

Order No. 497 (1988), which set forth new standards and guidelines imposing various constraints on the interaction between interstate natural gas pipelines and their marketing affiliates and imposing disclosure requirements regarding that interaction; and

•

Order No. 636 (1992), which required interstate natural gas pipelines that perform open-access transportation under blanket certificates to “unbundle” or separate their traditional merchant sales services from their transportation and storage services and to provide comparable transportation and storage services with respect to all natural gas supplies. Natural gas pipelines must now separately state the applicable rates for each unbundled service they provide (i.e., for gathering, transportation and storage). Order No. 636 contains a number of procedures designed to increase competition in the interstate natural gas industry, including:

•	requiring the unbundling of sales services from other services;

•	permitting holders of firm capacity on interstate natural gas pipelines to release all or a part of their capacity for resale by the pipeline; and

•	providing for the issuance of blanket sales certificates to interstate pipelines for unbundled services.

Order No. 636 has been affirmed in all material respects upon judicial review.

On November 25, 2003, the FERC issued Order No. 2004, adopting revised standards of conduct that apply uniformly to interstate natural gas pipelines and public utilities. In light of the changing structure of the energy industry, these standards of conduct govern relationships between regulated interstate natural gas pipelines and all of their energy affiliates. These standards were designed to

•	eliminate the loophole in the previous regulations that did not cover an interstate natural gas pipeline’s relationship with energy affiliates that are not marketers,

•	prevent interstate natural gas pipelines from giving an undue preference to any of their energy affiliates and

•	ensure that transmission is provided on a nondiscriminatory basis.

In addition, unlike the prior regulations, these requirements applied even if the energy affiliate was not a customer of its affiliated interstate pipeline. However, on November 17, 2006, the United States Court of Appeals for the District of Columbia Circuit vacated FERC Order No. 2004 as applied to natural gas pipelines, and remanded these same orders back to the FERC.

On October 16, 2008, the FERC issued a Final Rule in Order No. 717, which revised the FERC standards of conduct for natural gas and electric transmission providers by eliminating Order No. 2004’s concept of energy affiliates and corporate separation in favor of an employee functional approach as used in Order No. 497. According to the provisions of Order No. 717, a transmission provider is prohibited from disclosing to a marketing function employee non-public information about the transmission system or a transmission customer. The final rule also retains the long-standing no-conduit rule, which prohibits a transmission function provider from disclosing non-public information to marketing function employees by using a third party conduit.

Additionally, the final rule requires that a transmission provider provide annual training on the standards of conduct to all transmission function employees, marketing function employees, officers, directors, supervisory employees, and any other employees likely to become privy to transmission function information. This rule became effective November 26, 2008.

On October 15, 2009, the FERC issued Order No. 717-A, an order on rehearing and clarification regarding FERC’s Affiliate Rule—Standards of Conduct, and on November 16, 2009, the FERC issued Order No. 717-B, an order clarifying what employees should be considered marketing function employees. In both orders, the FERC clarified a lengthy list of issues relating to: the applicability, the definition of transmission function and transmission function employees, the definition of marketing function and marketing function employees, the definition of transmission function information, independent functioning, transparency, training, and North American Energy Standards Board business practice standards. The FERC generally reaffirmed its determinations in Order No. 717, but granted rehearing on and clarified provisions. Order Nos. 717-A and 717-B aim to make the standards of conduct clearer and aim to refocus the rules on the areas where there is the greatest potential for abuse. The rehearing and clarification granted in Order No. 717-A and the clarification granted in Order No. 717-B are not anticipated to have a material impact on the operation of Kinder Morgan’s interstate pipelines.

In addition to regulatory changes initiated by the FERC, the U.S. Congress passed the Energy Policy Act of 2005. Among other things, the Energy Policy Act amended the Natural Gas Act to:

•	prohibit market manipulation by any entity,

•	direct the FERC to facilitate market transparency in the market for sale or transportation of physical natural gas in interstate commerce, and

•	significantly increase the penalties for violations of the Natural Gas Act, the Natural Gas Policy Act of 1978, or FERC rules, regulations or orders thereunder.

NGPL Settlement Obligations

On November 19, 2009, the FERC initiated an investigation, pursuant to Section 5 of the Natural Gas Act, into the justness and reasonableness of the transportation and storage rates as well as the fuel and natural gas lost percentages of NGPL. Kinder Morgan owns an indirect 20% interest in NGPL. NGPL reached a settlement with the FERC, which was approved without modification by the FERC on July 29, 2010. The order approving the settlement has become final and nonappealable. The settlement resolved all issues in the proceeding. The settlement provides a timeline for prospective fuel and reductions based on gas lost and unaccounted for and prospective reductions in the maximum recourse reservation rates that NGPL bills firm transportation and storage shippers.

Kinder Morgan Interstate Gas Transmission LLC (referred to as “KMIGT”) Settlement Obligations

On November 18, 2010, KMIGT was notified by the FERC of a proceeding against it pursuant to Section 5 of the Natural Gas Act. KMIGT reached a settlement with the FERC, which was approved without modification by the FERC on September 22, 2011. The order approving the settlement has become final and nonappealable. The settlement resolved all issues in the proceeding. The settlement provides a timeline for prospective reductions based on fuel lost and unaccounted for.

California Public Utilities Commission Rate Regulation

The intrastate common carrier operations of the Pacific operations’ pipelines in California are subject to regulation by the CPUC under a “depreciated book plant” methodology, which is based on an original cost measure of investment. Intrastate tariffs filed by Kinder Morgan with the CPUC have been established on the basis of revenues, expenses and investments allocated as applicable to the California intrastate portion of the Pacific operations’ business. Tariff rates with respect to intrastate pipeline service in California are subject to challenge by complaint by interested parties or by independent action of the CPUC. A variety of factors can affect the rates of return permitted by the CPUC, and certain other issues similar to those which have arisen with respect to the FERC regulated rates also could arise with respect to the intrastate rates. Certain of the Pacific operations’ pipeline rates have been, and continue to be, subject to complaints with the CPUC, as is more fully described in note 11 to Kinder Morgan’s interim consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

Texas Railroad Commission Rate Regulation

The intrastate operations of the natural gas and crude oil pipelines in Texas are subject to regulation with respect to such intrastate transportation by the Texas Railroad Commission. The Texas Railroad Commission has the authority to regulate transportation rates, though it generally has not investigated the rates or practices of KMP’s intrastate pipelines in the absence of shipper complaints.

Safety Regulation

Kinder Morgan’s interstate pipelines are subject to regulation by the United States Department of Transportation, referred to as “U.S. DOT,” and its intrastate pipelines and other operations are subject to comparable state regulations with respect to their design, installation, testing, construction, operation, replacement and management. Comparable regulation exists in some states in which Kinder Morgan conducts pipeline operations. In addition, the truck and terminal loading facilities are subject to U.S. DOT regulations dealing with the transportation of hazardous materials by motor vehicles and railcars.

On September 15, 2010, the secretary of the U.S. DOT sent to the U.S. Congress proposed legislation to provide stronger oversight of the nation’s pipelines and to increase the penalties for violations of pipeline safety rules. The proposed legislation entitled, “Strengthening Pipeline Safety and Enforcement Act of 2010,” would, among other things, increase the maximum fine for the most serious violations from $1 million to $2.5 million, provide additional resources for the enforcement program, require a review of whether safety requirements for “high consequence areas” should be applied instead to entire pipelines, eliminate exemptions and ensure standards are in place for bio-fuel and carbon dioxide pipelines.

The Pipeline Safety Improvement Act of 2002 provides guidelines in the areas of testing, education, training and communication. The Pipeline Safety Act requires pipeline companies to perform integrity tests on natural gas transmission pipelines that exist in high population density areas that are designated as “high consequence areas.” Testing consists of hydrostatic testing, internal magnetic flux or ultrasonic testing, or direct assessment of the piping. In addition to the pipeline integrity tests, pipeline companies must implement a qualification program to make certain that employees are properly trained. A similar integrity management rule exists for refined petroleum products pipelines.

Kinder Morgan also is subject to the requirements of the Federal Occupational Safety and Health Act and other comparable federal and state statutes that address employee health and safety.

In general, Kinder Morgan expects to increase expenditures in the future to comply with higher industry and regulatory safety standards. Such increases in expenditures cannot be accurately estimated at this time.

State and Local Regulation

Kinder Morgan’s activities are subject to various state and local laws and regulations, as well as orders of regulatory bodies, governing a wide variety of matters, including marketing, production, pricing, pollution, protection of the environment, and human health and safety.

Environmental Matters

Kinder Morgan’s business operations are subject to federal, state, provincial and local laws and regulations relating to environmental protection, pollution and human health and safety in the United States and Canada. For example, if an accidental leak, release or spill of liquid petroleum products, chemicals or other hazardous substances occurs at or from its pipelines, or at or from its storage or other facilities, Kinder Morgan may experience significant operational disruptions and may have to pay a significant amount to clean up or otherwise respond to the leak, release or spill, pay for government penalties, address natural resource damages, compensate for human exposure or property damage, install costly pollution control equipment or a combination of these and other measures. Furthermore, new projects may require approvals and environmental analyses under federal and state laws, including the National Environmental Policy Act and the Endangered Species Act. The resulting costs and liabilities could materially and negatively affect Kinder Morgan’s business, financial condition, results of operations and cash flows. In addition, emission controls required under federal, state and provincial environmental laws could require significant capital expenditures at its facilities.

Environmental and human health and safety laws and regulations are subject to change. The clear trend in environmental regulation is to place more restrictions and limitations on activities that may be perceived to affect the environment, wildlife, natural resources and human health. There can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation, and actual future expenditures may be different from the amounts Kinder Morgan currently anticipates. Revised or additional regulations that result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from Kinder Morgan’s customers, could have a material adverse effect on its business, financial position, results of operations and cash flows.

In accordance with GAAP, Kinder Morgan accrues liabilities for environmental matters when it is probable that obligations have been incurred and the amounts can be reasonably estimated. This policy applies to assets or businesses currently owned or previously disposed. Kinder Morgan has accrued liabilities for probable environmental remediation obligations at various sites, including multiparty sites where the U.S. Environmental Protection Agency, referred to as the “U.S. EPA,” or similar state agency has identified Kinder Morgan as one of the potentially responsible parties. The involvement of other responsible parties at these multiparty sites could increase or mitigate Kinder Morgan’s actual joint and several liability exposures. Although no assurance can be given, Kinder Morgan believes that the ultimate resolution of these environmental matters will not have a material adverse effect on its business, financial position or results of operations. Kinder Morgan has accrued an environmental reserve in the amount of $79.8 million as of December 31, 2010. Kinder Morgan’s reserve estimates range in value from approximately $79.8 million to approximately $127.8 million, and it recorded its liability equal to the low end of the range, as it did not identify any amounts within the range as a better estimate of the liability. For additional information related to environmental matters, see note 11 to Kinder Morgan’s interim consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

Hazardous and Non-Hazardous Waste

Kinder Morgan generates both hazardous and non-hazardous wastes in the United States that are subject to the requirements of the Federal Resource Conservation and Recovery Act and comparable state statutes. From time to time, state regulators and the U.S. EPA consider the adoption of stricter disposal standards for non-hazardous waste. Furthermore, it is possible that some wastes that are currently classified as non-hazardous, which could include wastes currently generated during Kinder Morgan’s pipeline or liquids or bulk terminal operations, may in the future be designated as “hazardous wastes.” Hazardous wastes are subject to more rigorous and costly handling and disposal requirements than non-hazardous wastes. Such changes in the regulations may result in additional capital expenditures or operating expenses.

Superfund

The Comprehensive Environmental Response, Compensation and Liability Act, also known as the “Superfund” law or “CERCLA,” and analogous state laws, impose joint and several liability, without regard to fault or the legality of the original conduct, on certain classes of “potentially responsible persons” for releases of “hazardous substances” into the environment. These persons include the owner or operator of a site and companies that disposed or arranged for the disposal of the hazardous substances found at the site. CERCLA authorizes the U.S. EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur, in addition to compensation for natural resource damages, if any. Although “petroleum” is excluded from CERCLA’s definition of a “hazardous substance,” in the course of ordinary operations, Kinder Morgan has and will generate materials that may fall within the definition of “hazardous substance.” By operation of law, if Kinder Morgan is determined to be a potentially responsible person, it may be responsible under CERCLA for all or part of the costs required to clean up sites at which such materials have been released to the environment, in addition to compensation for natural resource damages, if any.

Clean Air Act

Kinder Morgan’s operations in the United States are subject to the Clean Air Act, its implementing regulations, and analogous state statutes and regulations. Kinder Morgan believes that the operations of its pipelines, storage facilities and terminals are in substantial compliance with such statutes. The U.S. EPA has recently adopted new regulations under the Clean Air Act that are to take effect in early 2011 and that establish requirements for the monitoring, reporting, and control of greenhouse gas emissions from stationary sources. The Clean Air Act regulations contain lengthy, complex provisions that may result in the imposition over the next several years of certain pollution control requirements with respect to air emissions from the operations of Kinder Morgan’s pipelines, treating facilities, storage facilities and terminals in the United States. Depending on the nature of those requirements and any additional requirements that may be imposed by state and local regulatory authorities, Kinder Morgan may be required to incur capital and operating expenditures over the next several years for air pollution control equipment in connection with maintaining or obtaining operating permits and approvals and addressing other air emission-related issues. At this time, Kinder Morgan is unable to fully estimate the effect on earnings or operations or the amount and timing of such required capital expenditures; however, it does not believe that it will be materially adversely affected by any such requirements.

Clean Water Act

Kinder Morgan’s operations can result in the discharge of pollutants. The Federal Water Pollution Control Act of 1972, as amended, also known as the Clean Water Act, and analogous state laws impose restrictions and controls regarding the discharge of pollutants into state waters or waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by applicable federal or state authorities. The Oil Pollution Act was enacted in 1990 and amends provisions of the Clean Water Act pertaining to prevention and response to oil spills. Spill prevention control and countermeasure requirements of the Clean Water Act and some state laws require containment and similar structures to help prevent contamination of navigable waters in the event of an overflow or release.

Climate Change

Studies have suggested that emissions of certain gases, commonly referred to as greenhouse gases, may be contributing to warming of the Earth’s atmosphere. Methane, a primary component of natural gas, and carbon dioxide, which is naturally occurring and also a byproduct of burning of natural gas, are examples of greenhouse gases. It is not possible at this time to predict what action, if any, the U.S. Congress may take in regard to greenhouse gas legislation.

The U.S. EPA announced on December 7, 2009, its finding that emissions of carbon dioxide, methane and other “greenhouse gases” present an endangerment to human health and the environment. This finding by the U.S. EPA allowed the agency to adopt regulations that will restrict emissions of greenhouse gases from certain stationary sources using existing provisions of the federal Clean Air Act beginning January 2, 2011. Additionally, the U.S EPA has issued a final rule requiring the reporting of greenhouse gas emissions in the United States beginning in 2011 for emissions occurring in 2010 from specified large greenhouse gas emission sources, fractionated natural gas liquids, and the production of naturally occurring carbon dioxide, like the McElmo Dome carbon dioxide field, even when such production is not emitted to the atmosphere.

Because Kinder Morgan’s operations, including the compressor stations and gas processing plants in the Natural Gas Pipelines—KMP segment, emit various types of greenhouse gases, primarily methane and carbon dioxide, such legislation or regulation could increase Kinder Morgan’s costs related to operating and maintaining its facilities and require it to install new emission controls on its facilities, acquire allowances for its greenhouse gas emissions, pay taxes related to its greenhouse gas emissions and administer and manage a greenhouse gas emissions program. Kinder Morgan is not able at this time to estimate such increased costs; however, they could be significant. While Kinder Morgan may be able to include some or all of such increased costs in the rates charged by its natural gas pipelines, such recovery of costs is uncertain in all cases and may depend on events beyond its control including the outcome of future rate proceedings before the FERC and the provisions of any final legislation or other regulations. Any of the foregoing could have adverse effects on Kinder Morgan’s business, financial position, results of operations and prospects.

Some climatic models indicate that global warming is likely to result in sea level rise, increased intensity of hurricanes and tropical storms, and increased frequency of extreme precipitation and flooding. Kinder Morgan may experience increased insurance premiums and deductibles, or a decrease in available coverage, for its assets in areas subject to severe weather. To the extent these phenomena occur, they could damage its physical assets, especially operations located in low-lying areas near coasts and river banks, and facilities situated in hurricane-prone regions. However, the timing and location of these climate change impacts is not known with any certainty and, in any event, these impacts are expected to manifest themselves over a long time horizon. Thus, Kinder Morgan is not in a position to say whether the physical impacts of climate change pose a material risk to its business, financial position, results of operations or prospects.

Because natural gas emits less greenhouse gas emissions per unit of energy than competing fossil fuels, cap-and-trade legislation or U.S. EPA regulatory initiatives could stimulate demand for natural gas by increasing the relative cost of fuels such as coal and oil. In addition, Kinder Morgan anticipates that greenhouse gas regulations will increase demand for carbon sequestration technologies, such as the techniques it has successfully demonstrated in its enhanced oil recovery operations within the CO2—KMP segment. However, these positive effects on Kinder Morgan’s markets may be offset if these same regulations also cause the cost of natural gas to increase relative to competing non-fossil fuels. Although the magnitude and direction of these impacts cannot now be predicted, greenhouse gas regulations could have material adverse effects on Kinder Morgan’s business, financial position, results of operations and prospects.

Department of Homeland Security

In Section 550 of the Homeland Security Appropriations Act of 2007, the U.S. Congress gave the Department of Homeland Security, referred to as the “DHS,” regulatory authority over security at certain high-risk chemical facilities. Pursuant to its congressional mandate, on April 9, 2007, the DHS promulgated the Chemical Facility Anti-Terrorism Standards and required all high-risk chemical and industrial facilities, including oil and gas facilities, to comply with the regulatory requirements of these standards. This process includes completing security vulnerability assessments, developing site security plans, and implementing protective measures necessary to meet DHS-defined risk-based performance standards. The DHS has not provided final notice to all facilities that DHS determines to be high risk and subject to the rule. Therefore, neither the extent to which Kinder Morgan’s facilities may be subject to coverage by the rules nor the associated costs to comply can currently be determined, but it is possible that such costs could be substantial.

Properties

See “—KMP Operations” and “—Natural Gas Pipeline Company of America” for a description of Kinder Morgan’s properties. Kinder Morgan believes that it has generally satisfactory title to the properties it owns and uses in its businesses, subject to liens on the assets of KMK and its subsidiaries (excluding Kinder Morgan G.P., Inc., KMP, KMR and their respective subsidiaries) incurred in connection with the financing of the Going Private Transaction, minor encumbrances and easements and restrictions that do not materially detract from the value of such property or the interests in those properties or the use of such properties in Kinder Morgan’s businesses.

Kinder Morgan generally does not own the land on which its pipelines are constructed. Instead, it obtains the right to construct and operate the pipelines on other people’s land for a period of time. Substantially all of Kinder Morgan’s pipelines are constructed on rights-of-way granted by the apparent record owners of such property. In many instances, lands over which rights-of-way have been obtained are subject to prior liens that have not been subordinated to the right-of-way grants. In some cases, not all of the apparent record owners have joined in the right-of-way grants, but in substantially all such cases, signatures of the owners of majority interests have been obtained. Permits have been obtained from public authorities to cross over or under, or to lay facilities in or along, water courses, county roads, municipal streets and state highways, and in some instances, such permits are revocable at the election of the grantor, or, the pipeline may be required to move its facilities at its own expense. Permits also have been obtained from railroad companies to cross over or under lands or rights-of-way, many of which are also revocable at the grantor’s election. Some such permits require annual or other periodic payments. In a few minor cases, property for pipeline purposes was purchased in fee.

Kinder Morgan’s terminals, storage facilities, processing plants, regulator and compressor stations, offices and related facilities are located on real property owned or leased by Kinder Morgan. In some cases, the real property Kinder Morgan leases is on federal, state, provincial or local land.

Employees

Kinder Morgan employed 8,142 full-time people at December 31, 2010, including employees of indirect subsidiary KMGP Services Company, Inc., who are dedicated to the operations of KMP, and employees of Kinder Morgan Canada Inc. Approximately 925 full-time hourly personnel at certain terminals and pipelines are represented by labor unions under collective bargaining agreements that expire between 2010 and 2014. Kinder Morgan considers relations with its employees to be good.

Legal Proceedings

Please see note 11 to Kinder Morgan’s interim consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus for a discussion of legal proceedings in which Kinder Morgan is involved.

From time to time Kinder Morgan is a party to litigation and legal proceedings that it considers to be a part of the ordinary course of business. While no assurance can be given, Kinder Morgan believes that, taking into account reserves and insurance coverage, none of the litigation or legal proceedings in which it is currently involved could reasonably be expected to have a material adverse effect on its business, financial condition or results of operations. Kinder Morgan may, however, become involved in material legal proceedings in the future.

Kinder Morgan’s Management’s Discussion and Analysis of Financial Condition

and Results of Operations

The following discussion and analysis of Kinder Morgan’s financial condition and results of operations should be read in conjunction with “Summary—Selected Historical Consolidated Financial Data” and Kinder Morgan’s financial statements and related notes included elsewhere in this information statement/proxy statement/prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Kinder Morgan’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this information statement/proxy statement/prospectus. For purposes of this section “Kinder Morgan” refers to Kinder Morgan, Inc. and its subsidiaries. See “Cautionary Statement Regarding Forward-Looking Statements.”

General

Kinder Morgan’s assets that generate cash for the payment of dividends and for other purposes consist primarily of its ownership of the general partner interest in KMP, approximately 11% of the limited partner interests of KMP and a 20% interest in NGPL. Approximately 98%, 97% and 95% of the distributions Kinder Morgan received from its subsidiaries for the nine months ended September 30, 2011 and the years ended December 31, 2010 and 2009, respectively, were attributable to KMP.

Kinder Morgan’s business model, through its ownership and operation of energy related assets and through its ownership of the general partner of KMP and KMR’s management of KMP’s operations, is built to support two principal components:

•	helping customers by providing energy, bulk commodity and liquids products transportation, storage and distribution; and

•	creating long-term value for Kinder Morgan’s stockholders.

To achieve these objectives, Kinder Morgan focuses on providing fee-based services to customers from a business portfolio consisting of energy-related pipelines, bulk and liquids terminal facilities, and carbon dioxide and petroleum reserves. Kinder Morgan’s reportable business segments are based on the way its management organizes the enterprise, and each of the business segments represents a component of the enterprise that engages in a separate business activity and for which discrete financial information is available.

Kinder Morgan’s reportable business segments are:

•

Products Pipelines—KMP—the ownership and operation of refined petroleum products pipelines that deliver gasoline, diesel fuel, jet fuel and natural gas liquids to various markets, plus the ownership and/or operation of associated product terminals and petroleum pipeline transmix facilities;

•

Natural Gas Pipelines—KMP—the ownership and operation of major interstate and intrastate natural gas pipeline and storage systems, plus the ownership and/or operation of associated natural gas processing and treating facilities;

•

CO2—KMP—(i) the production, transportation and marketing of carbon dioxide, referred to as “CO2,” to oil fields that use CO2 to increase production of oil; (ii) ownership interests in and/or operation of oil fields in West Texas and (iii) the ownership and operation of a crude oil pipeline system in West Texas;

•

Terminals—KMP—the ownership and/or operation of liquids and bulk terminal facilities and rail transloading and materials handling facilities located throughout the United States and portions of Canada;

•	Kinder Morgan Canada—KMP—(i) the ownership and operation of the Trans Mountain pipeline system that transports crude oil and refined petroleum products from Edmonton, Alberta, Canada to marketing terminals and refineries in British Columbia, Canada and the state of Washington; (ii) a 33 1/3% interest in the Express crude oil pipeline system, which connects Canadian and U.S. producers to refineries located in the U.S. Rocky Mountain and Midwest regions and (iii) the Jet Fuel aviation turbine fuel pipeline that serves the Vancouver (Canada) International Airport; and

•	NGPL—a 20% interest in NGPL and certain affiliates. Prior to February 15, 2008, Kinder Morgan owned 100% of NGPL.

In addition, during the annual historical periods presented in this information statement/proxy statement/prospectus, Kinder Morgan had a business segment referred to as “Power,” which consisted of its ownership of natural gas-fired electric generation facilities. On October 22, 2010, Kinder Morgan sold its facility located in Michigan, referred to as “Triton Power,” for approximately $15.0 million in cash, and as a result, in periods thereafter, Kinder Morgan no longer reports Power as a business segment. See note 3 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

As an energy infrastructure owner and operator in multiple facets of the United States’ and Canada’s various energy businesses and markets, Kinder Morgan examines a number of variables and factors on a routine basis to evaluate its current performance and its prospects for the future. Many of Kinder Morgan’s operations are regulated by various U.S. and Canadian regulatory bodies and a portion of its business portfolio (including the Kinder Morgan Canada—KMP business segment, the Canadian portion of the Cochin Pipeline, and the bulk and liquids terminal facilities located in Canada) uses the local Canadian dollar as the functional currency for its Canadian operations and enters into foreign currency-based transactions, both of which affect segment results due to the inherent variability in U.S.-Canadian dollar exchange rates. To help understand the reported operating results, all of the following references to “foreign currency effects” or similar terms in this section represent Kinder Morgan’s estimates of the changes in financial results, in U.S. dollars, resulting from fluctuations in the relative value of the Canadian dollar to the U.S. dollar. The references are made to facilitate period-to-period comparisons of business performance and may not be comparable to similarly titled measures used by other registrants.

The profitability of the refined petroleum products pipeline transportation business is generally driven by the volume of refined petroleum products that Kinder Morgan transports and the prices it receives for its services. Transportation volume levels are primarily driven by the demand for the refined petroleum products being shipped or stored. Demand for petroleum products tends to track in large measure demographic and economic growth, and with the exception of periods of time with very high product prices or recessionary conditions, demand tends to be relatively stable. Because of that, Kinder Morgan seeks to own refined petroleum products pipelines located in, or that transport to, stable or growing markets and population centers. The prices for shipping are generally based on regulated tariffs that are adjusted annually based on changes in the U.S. Producer Price Index.

With respect to the interstate natural gas pipelines and related storage facilities, the revenues from these assets are primarily received under contracts with terms that are fixed for various and extended periods of time. To the extent practicable and economically feasible in light of its strategic plans and other factors, Kinder Morgan generally attempts to mitigate risk of reduced volumes and prices by negotiating contracts with longer terms, with higher per-unit pricing and for a greater percentage of available capacity. These long-term contracts are typically structured with a fixed-fee reserving the right to transport natural gas and specify that Kinder Morgan receive the majority of its fee for making the capacity available, whether or not the customer actually chooses to utilize the capacity. Similarly, in the Texas Intrastate Pipeline business, KMP has long-term transport and sales requirements with minimum volume payment obligations which secure approximately 75% of its sales and transport margins in that business. Therefore, where Kinder Morgan has long-term contracts, it is not exposed to short-term changes in commodity supply or demand. However, as contracts expire, Kinder Morgan does have exposure to the longer term trends in supply and demand for natural gas. As of December 31, 2010, the remaining average contract life of KMP’s natural gas transportation contracts (including for its intrastate pipelines) was approximately nine years.

The CO2 sales and transportation business primarily has contracts with minimum volume requirements, which as of December 31, 2010, had a remaining average contract life of 4.7 years. Carbon dioxide sales contracts vary from customer to customer and have evolved over time as supply and demand conditions have changed. Older contracts have had a fixed price component and a variable price component typically tied to the price of crude oil. More recent contracts have provided for a delivered price tied to the price of crude oil, but with a floor price. In addition, some contracts also provide for a fixed price for carbon dioxide sales. In the long-term, success in this business is driven by the demand for carbon dioxide. However, short-term changes in the demand for carbon dioxide typically do not have a significant impact on Kinder Morgan due to the required minimum sales volumes under many of its contracts. In the CO2—KMP business segment’s oil and gas producing activities, Kinder Morgan monitors the amount of capital it expends in relation to the amount of production that it expects to add. In that regard, production during any period is an important measure. In addition, the revenues Kinder Morgan receives from its crude oil, natural gas liquids and carbon dioxide sales are affected by the prices it realizes from the sale of these products. Over the long-term, Kinder Morgan will tend to receive prices that are dictated by the demand and overall market price for these products. In the shorter term, however, market prices are likely not indicative of the revenues it will receive due to its risk management, or hedging, program, in which the prices to be realized for certain future sales quantities are fixed, capped or bracketed through the use of financial derivative contracts, particularly for crude oil. The realized weighted average crude oil price per barrel, with all hedges allocated to oil, was $69.54 per barrel in the first nine months of 2011, and $59.88 per barrel in the first nine months of 2010. Had Kinder Morgan not used energy derivative contracts to transfer commodity price risk, its crude oil sales prices would have averaged $92.71 per barrel in the first nine months of 2011, and $75.12 per barrel in the first nine months of 2010.

The factors impacting the Terminals—KMP business segment generally differ depending on whether the terminal is a liquids or bulk terminal, and in the case of a bulk terminal, the type of product being handled or stored. As with the refined products pipeline transportation business, the revenues from Kinder Morgan’s bulk terminals business are generally driven by the volumes handled and/or stored, as well as the prices Kinder Morgan receives for its services, which in turn are driven by the demand for the products being shipped or stored. While Kinder Morgan handles and stores a large variety of products in its bulk terminals, the primary products are coal, petroleum coke, and steel. For the most part, Kinder Morgan has contracts for this business that have minimum volume guarantees and are volume based above the minimums. Because these contracts are volume based above the minimums, profitability from the bulk business can be sensitive to economic conditions. Kinder Morgan’s liquids terminals business generally has longer-term contracts that require the customer to pay regardless of whether they use the capacity. Thus, similar to the natural gas pipeline business, Kinder Morgan’s liquids terminals business is less sensitive to short-term changes in supply and demand. Therefore, the extent to which changes in these variables affect the terminals business in the near term is a function of the length of the underlying service contracts (which is typically approximately three to four years), the extent to which revenues under the contracts are a function of the amount of product stored or transported, and the extent to which such contracts expire during any given period of time. To the extent practicable and economically feasible in light of its strategic plans and other factors, Kinder Morgan generally attempts to mitigate the risk of reduced volumes and pricing by negotiating contracts with longer terms, with higher per-unit pricing and for a greater percentage of available capacity. In addition, weather-related factors such as hurricanes, floods and droughts may impact Kinder Morgan’s facilities and access to them and, thus, the profitability of certain terminals for limited periods of time or, in relatively rare cases of severe damage to facilities, for longer periods.

In the discussions of the operating results of individual businesses that follow (see “—Results of Operations” below), Kinder Morgan generally identifies the important fluctuations between periods that are attributable to acquisitions and dispositions separately from those that are attributable to businesses owned in both periods. Principally through KMP, Kinder Morgan believes that it has a history of making accretive acquisitions and economically advantageous expansions of existing businesses; in 2010, KMP invested approximately $2.5 billion for both strategic business acquisitions and expansions of existing assets, and these capital investments helped it to achieve compound annual growth rates in cash distributions to its limited partners of 4.8%, 8.1% and 7.0%, respectively, for the one-year, three-year and five-year periods ended December 31, 2010.

Thus, KMP’s ability to increase distributions to Kinder Morgan and other investors will, to some extent, be a function of its ability to complete acquisitions and expansions successfully. Kinder Morgan believes KMP will continue to have opportunities for expansion of its facilities in many markets, and it currently estimates spending approximately $2.4 billion for its 2011 capital expansion program, including acquisitions and investment contributions. Based on its historical record and because there is continued demand for energy infrastructure in the areas it serves, Kinder Morgan expects to continue to have such opportunities in the future, although the level of such opportunities is difficult to predict.

KMP’s ability to make accretive acquisitions is a function of the availability of suitable acquisition candidates at the right cost, and includes factors over which it has limited or no control. Thus, KMP has no way to determine the number or size of accretive acquisition candidates in the future, or whether it will complete the acquisition of any such candidates.

In addition, KMP’s ability to make accretive acquisitions or expand its assets is impacted by its ability to maintain adequate liquidity and to raise the necessary capital needed to fund such acquisitions. As a master limited partnership, KMP distributes all of its available cash, and it accesses capital markets to fund acquisitions and asset expansions. Historically, KMP has succeeded in raising necessary capital in order to fund its acquisitions and expansions, and although Kinder Morgan cannot predict future changes in the overall equity and debt capital markets (in terms of tightening or loosening of credit), it believes that its stable cash flows, KMP’s investment grade credit rating and its historical record of successfully accessing both equity and debt funding sources should allow Kinder Morgan to continue to execute its current investment, distribution and acquisition strategies, as well as refinance maturing debt when required. For a further discussion of Kinder Morgan’s liquidity, including its public debt and equity offerings in the first nine months of 2011, please see “—Liquidity and Capital Resources” below.

Critical Accounting Policies and Estimates

Accounting standards require information in financial statements about the risks and uncertainties inherent in significant estimates, and the application of generally accepted accounting principles in the United States involves the exercise of varying degrees of judgment. Certain amounts included in or affecting Kinder Morgan’s consolidated financial statements and related disclosures must be estimated, requiring it to make certain assumptions with respect to values or conditions that cannot be known with certainty at the time the financial statements are prepared. These estimates and assumptions affect the amounts Kinder Morgan reports for its assets and liabilities, its revenues and expenses during the reporting period, and its disclosure of contingent assets and liabilities at the date of the financial statements. Kinder Morgan routinely evaluates these estimates, utilizing historical experience, consultation with experts and other methods it considers reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from Kinder Morgan’s estimates, and any effects on its business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

In preparing Kinder Morgan’s consolidated financial statements and related disclosures, examples of certain areas that require more judgment relative to others include its use of estimates in determining (i) the economic useful lives of its assets; (ii) the fair values used to assign purchase price from business combinations, determine possible asset impairment charges, and calculate the annual goodwill impairment test; (iii) reserves for environmental claims, legal fees, transportation rate cases and other litigation liabilities; (iv) provisions for uncollectible accounts receivables; (v) exposures under contractual indemnifications and (vi) unbilled revenues.

For a summary of Kinder Morgan’s significant accounting policies, see Note 2 to Kinder Morgan’s consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus. Kinder Morgan believes that certain accounting policies are of more significance in its consolidated financial statement preparation process than others, which policies are discussed as follows.

Environmental Matters

With respect to its environmental exposure, Kinder Morgan utilizes both internal staff and external experts to assist it in identifying environmental issues and in estimating the costs and timing of remediation efforts. Kinder Morgan expenses or capitalizes, as appropriate, environmental expenditures that relate to current operations, and it records environmental liabilities when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Generally, Kinder Morgan does not discount environmental liabilities to a net present value, and it recognizes receivables for anticipated associated insurance recoveries when such recoveries are deemed to be probable.

Kinder Morgan’s recording of environmental accruals often coincides with its completion of a feasibility study or its commitment to a formal plan of action, but generally, Kinder Morgan recognizes and/or adjusts its environmental liabilities following routine reviews of potential environmental issues and claims that could impact its assets or operations. These adjustments may result in increases in environmental expenses and are primarily related to quarterly reviews of potential environmental issues and resulting environmental liability estimates.

These environmental liability adjustments are recorded pursuant to management’s requirement to recognize contingent environmental liabilities whenever the associated environmental issue is likely to occur and the amount of Kinder Morgan’s liability can be reasonably estimated. In making these liability estimations, Kinder Morgan considers the effect of environmental compliance, pending legal actions against it, and potential third party liability claims. For more information on Kinder Morgan’s environmental disclosures, see Note 16 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

Legal Matters

Kinder Morgan is subject to litigation and regulatory proceedings as a result of its business operations and transactions. Kinder Morgan utilizes both internal and external counsel in evaluating its potential exposure to adverse outcomes from orders, judgments or settlements. In general, Kinder Morgan expenses legal costs as incurred; accordingly, to the extent that actual outcomes differ from estimates, or additional facts and circumstances cause Kinder Morgan to revise its estimates, its earnings will be affected. When Kinder Morgan identifies specific litigation that is expected to continue for a significant period of time and require substantial expenditures, it identifies a range of possible costs expected to be required to litigate the matter to a conclusion or reach an acceptable settlement. Generally, if no amount within this range is a better estimate than any other amount, Kinder Morgan records a liability equal to the low end of the range. Any such liability recorded is revised as better information becomes available.

As of December 31, 2010, one of Kinder Morgan’s most significant ongoing litigation proceedings involved KMP’s West Coast Products Pipelines. Transportation rates charged by certain of these pipeline systems are subject to proceedings at the FERC and the CPUC involving shipper challenges to the pipelines’ interstate and intrastate (California) rates, respectively. Following the FERC’s approval of a settlement agreement KMP reached with certain shippers (related to a substantial portion of its historical FERC rate challenges on the SFPP, L.P. pipelines), KMP made settlement payments totaling $206.3 million in June 2010. A second settlement with the only remaining litigant-shipper was filed at the FERC in February 2011 which will resolve the remaining historical FERC rate challenges on the SFPP, L.P. pipelines. The FERC has not yet acted on the second settlement. For more information on Kinder Morgan’s legal and regulatory proceedings, see Note 16 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

Intangible Assets

Intangible assets are those assets which provide future economic benefit but have no physical substance. Identifiable intangible assets having indefinite useful economic lives, including goodwill, are not subject to regular periodic amortization, and such assets are not to be amortized until their lives are determined to be finite. Instead, the carrying amount of a recognized intangible asset with an indefinite useful life must be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of the asset has decreased below its carrying value. Kinder Morgan evaluates its goodwill for impairment on May 31 of each year. There were no impairment charges resulting from the May 31, 2011 impairment testing, and subsequent to that date, no event has occurred indicating that the implied fair value of each of Kinder Morgan’s reporting units (including its inherent goodwill) is less than the carrying value of its net assets. For more information on Kinder Morgan’s goodwill, see Notes 2 and 7 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

In conjunction with its annual impairment test of the carrying value of goodwill, performed as of May 31, 2008, Kinder Morgan determined that the fair value of certain reporting units that are part of its investment in KMP were less than the carrying values. The fair value of each reporting unit was determined from the present value of the expected future cash flows from the applicable reporting unit (inclusive of a terminal value calculated using a market multiple for the individual assets). The implied fair value of goodwill within each reporting unit was then compared to the carrying value of goodwill of each such unit, resulting in the following goodwill impairments by reporting unit: Products Pipelines—KMP (excluding associated terminals) $1.20 billion, Products Pipelines Terminals—KMP (separate from Products Pipelines—KMP for goodwill impairment purposes)—$70 million, Natural Gas Pipelines—KMP—$2.09 billion, and Terminals—KMP $677 million, for a total impairment of $4.03 billion. The goodwill impairment was a non-cash charge and did not have any impact on Kinder Morgan’s cash flow. Kinder Morgan has determined that its goodwill was not impaired as of May 31, 2009 or 2010, and no event indicating an impairment has occurred subsequent to May 31, 2010.

Excluding goodwill, Kinder Morgan’s other intangible assets include customer relationships, contracts and agreements, technology-based assets, and lease value. These intangible assets have definite lives, are being amortized in a systematic and rational manner over their estimated useful lives, and are reported separately as “Other intangibles, net” in Kinder Morgan’s accompanying consolidated balance sheets. For more information on amortizable intangibles, see Note 7 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

Estimated Net Recoverable Quantities of Oil and Gas

Kinder Morgan uses the successful efforts method of accounting for its oil and gas producing activities. The successful efforts method inherently relies on the estimation of proved reserves, both developed and undeveloped. The existence and the estimated amount of proved reserves affect, among other things, whether certain costs are capitalized or expensed, the amount and timing of costs depleted or amortized into income, and the presentation of supplemental information on oil and gas producing activities. The expected future cash flows to be generated by oil and gas producing properties used in testing for impairment of such properties also rely in part on estimates of net recoverable quantities of oil and gas.

Proved reserves are the estimated quantities of oil and gas that geologic and engineering data demonstrates with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Estimates of proved reserves may change, either positively or negatively, as additional information becomes available and as contractual, economic and political conditions change. For more information on Kinder Morgan’s ownership interests in the net quantities of proved oil and gas reserves see Note 20 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

Hedging Activities

Kinder Morgan engages in a hedging program that utilizes derivative contracts to mitigate (offset) its exposure to fluctuations in energy commodity prices and to balance its exposure to fixed and variable interest rates, and Kinder Morgan believes that these hedges are generally effective in realizing these objectives. According to the provisions of current accounting standards, to be considered effective, changes in the value of a derivative contract or its resulting cash flows must substantially offset changes in the value or cash flows of the item being hedged, and any ineffective portion of the hedge gain or loss and any component excluded from the computation of the effectiveness of the derivative contract must be reported in earnings immediately.

Since it is not always possible for Kinder Morgan to engage in a hedging transaction that completely mitigates its exposure to unfavorable changes in commodity prices—a perfectly effective hedge—Kinder Morgan often enters into hedges that are not completely effective in those instances where it believes to do so would be better than not hedging at all. But because the part of such hedging transactions that is not effective in offsetting undesired changes in commodity prices (the ineffective portion) is required to be recognized currently in earnings, Kinder Morgan’s financial statements may reflect a gain or loss arising from an exposure to commodity prices for which it is unable to enter into a completely effective hedge. For example, when Kinder Morgan purchases a commodity at one location and sells it at another, it may be unable to hedge completely its exposure to a differential in the price of the product between these two locations; accordingly, Kinder Morgan’s financial statements may reflect some volatility due to these hedges. For more information on Kinder Morgan’s hedging activities, see Note 13 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

Employee Benefit Plans

With respect to the amount of income or expense Kinder Morgan recognizes in association with its pension and retiree medical plans, it must make a number of assumptions with respect to both future financial conditions (for example, medical costs, returns on fund assets and market interest rates) as well as future actions by plan participants (for example, when they will retire and how long they will live after retirement). Most of these assumptions have relatively minor impacts on the overall accounting recognition given to these plans, but two assumptions in particular, the discount rate and the assumed long-term rate of return on fund assets, can have significant effects on the amount of expense recorded and liability recognized. Kinder Morgan reviews historical trends, future expectations, current and projected market conditions, the general interest rate environment and benefit payment obligations to select these assumptions. The discount rate represents the market rate for a high quality corporate bond. The selection of these assumptions is further discussed in Note 9 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus. While Kinder Morgan believes its choices for these assumptions are appropriate in the circumstances, other assumptions could be reasonably applied and, therefore, Kinder Morgan notes that, at its current level of pension and retiree medical funding, a change of 1% in the long-term return on assets assumption would increase (decrease) annual retiree medical expense by approximately $0.6 million ($0.6 million) and would increase (decrease) annual pension expense by $2.2 million ($2.2 million) in comparison to that recorded in 2009. Similarly, a 1% change in the discount rate would increase (decrease) accumulated postretirement benefit obligation by $7.5 million ($6.8 million) and would increase (decrease) projected pension benefit obligation by $34.5 million ($30.9 million) compared to those balances as of December 31, 2009.

Income Taxes

Kinder Morgan records a valuation allowance to reduce its deferred tax assets to an amount that is more likely than not to be realized. While Kinder Morgan has considered estimated future taxable income and prudent and feasible tax planning strategies in determining the amount of its valuation allowance, any change in the amount that it expects to ultimately realize will be included in income in the period in which such a determination is reached. In addition, Kinder Morgan does business in a number of states with differing laws concerning how income subject to each state’s tax structure is measured and at what effective rate such income is taxed. Therefore, Kinder Morgan must make estimates of how its income will be apportioned among the various states in order to arrive at an overall effective tax rate. Changes in Kinder Morgan’s effective rate, including any effect on previously recorded deferred taxes, are recorded in the period in which the need for such change is identified.

In determining the deferred income tax asset and liability balances attributable to its investments, Kinder Morgan has applied an accounting policy that looks through its investments, including its investment in KMP. The application of this policy resulted in no deferred income taxes being provided on the difference between the book and tax basis on the non-tax-deductible goodwill portion of Kinder Morgan’s investment in KMP.

Going Private Transaction

The Going Private Transaction completed in May 2007 was accounted for as a purchase business combination. Accordingly, Kinder Morgan’s assets and liabilities were recorded at their estimated fair values as of the date of the completion of the Going Private Transaction, with the excess of the purchase price over these combined fair values recorded as goodwill.

Results of Operations—Interim Periods

Consolidated

	Nine Months Ended September 30,		Earnings increase/(decrease)
	2011	2010
	(In millions, except percentages)
Segment earnings (loss) before depreciation, depletion and amortization expense and amortization of excess cost of equity investments(a)
Products Pipelines–KMP(b)	$303.5	$331.8	$(28.3)	(9)%
Natural Gas Pipelines–KMP(c)	483.7	592.3	(108.6)	(18)%
CO2–KMP(d)	836.5	763.9	72.6	10%
Terminals–KMP(e)	522.1	474.5	47.6	10%
Kinder Morgan Canada–KMP(f)	150.0	132.9	17.1	13%
NGPL PipeCo LLC(g)	12.3	(405.0)	417.3	103%
Power(h)	—	3.8	(3.8)	n/a

Segment earnings before depreciation, depletion and amortization expense and amortization of excess cost of equity investments	2,308.1	1,894.2	413.9	22%
Depreciation, depletion and amortization expense	(807.6)	(813.7)	6.1	1%
Amortization of excess cost of equity investments	(4.9)	(4.3)	(0.6)	(14)%
NGPL PipeCo LLC fee revenue(i)	26.1	35.4	(9.3)	(26)%
Other revenues	1.1	1.5	(0.4)	(27)%
General and administrative expense(j)	(399.2)	(528.7)	129.5	24%
Unallocable interest and other, net(k)	(521.5)	(492.6)	(28.9)	(6)%

Income from continuing operations before income taxes	602.1	91.8	510.3	556%
Unallocable income tax (expense) benefit(a)	(234.7)	41.6	(276.3)	(664)%

Income from continuing operations	367.4	133.4	234.0	175%
Loss from discontinued operations, net of tax	(0.5)	(0.4)	(0.1)	(25)%

Net income	366.9	133.0	233.9	176%
Net (income) loss attributable to noncontrolling interests	71.7	(237.3)	309.0	130%

Net income (loss) attributable to Kinder Morgan, Inc.(l)	$438.6	$(104.3)	$542.9	521%

(a)	Includes revenues, earnings from equity investments, allocable interest income and other, net, less operating expenses, allocable income taxes, and other expense (income). Operating expenses include natural gas purchases and other costs of sales, operations and maintenance expenses, and taxes, other than income taxes. Segment earnings include KMP’s allocable income tax expense of $15.5 million and $12.5 million for the nine months ended September 30, 2011 and 2010, respectively.
(b)

2011 amount includes (i) a $234.3 million increase in expense primarily associated with adjustments to rate case reserve and rights-of-way lease payment obligations; (ii) a $5.6 million increase in expense associated with environmental liability adjustments; (iii) a $10.8 million increase in income from the sale of a portion of the Gaffey Street, California land; and (iv) a $0.1 million decrease in expense (reflecting tax savings) related to non-cash compensation expense allocated to KMP from Kinder Morgan. 2010 amount includes (i) a $158.0 million increase in expense associated with rate case liability adjustments; (ii) a $17.4 million decrease in income associated with combined property environmental expenses and disposal losses related to the demolition of physical assets in preparation for the sale of the Gaffey Street, California land; and (iii) a $2.5 million increase in expense associated with environmental liability adjustments. 2011 and 2010 amounts include a $0.1 million decrease in income and a $0.4 million increase in income, respectively, from unrealized foreign currency gains and losses on long-term debt transactions. Also 2011 and 2010 amounts include decreases in segment earnings of $0.4 million and $7.3 million, respectively, related to property disposal losses which had been revalued as part of the Going Private Transaction and recorded in the application of the purchase method of accounting.
(c)	2011 amount includes a $167.2 million loss from the remeasurement of KMP’s previously held 50% equity interest in KinderHawk Field Services LLC to fair value, and a $9.7 million increase in expense from the write-off of a receivable for fuel under-collected prior to 2011. 2010 amount includes a $0.8 million decrease in income from unrealized losses on derivative contracts used to hedge forecasted natural gas sales, and a $0.4 million increase in income from certain measurement period adjustments related to KMP’s October 1, 2009 natural gas treating business acquisition. Also, 2011 and 2010 amounts include decreases in segment earnings of $1.0 million and $0.7 million, respectively, related to assets sold which had been revalued as part of the Going Private Transaction and recorded in the application of the purchase method of accounting. 2010 amount includes a $0.1 million increase in segment earnings resulting from valuation adjustments related to derivative contracts in place at the time of the Going Private Transaction and recorded in the application of the purchase method of accounting.
(d)	2011 and 2010 amounts include increases in income of $10.4 million and $5.4 million, respectively, from unrealized gains on derivative contracts used to hedge forecasted crude oil sales. Also, 2011 and 2010 amounts include increases in segment earnings of $13.3 million and $39.8 million, respectively, primarily resulting from valuation adjustments related to derivative contracts in place at the time of the Going Private Transaction and recorded in the application of the purchase method of accounting.
(e)	2011 amount includes (i) a $4.7 million decrease in expense (reflecting tax savings) related to non-cash compensation expense allocated to KMP from Kinder Morgan; (ii) a $4.3 million casualty indemnification gain related to a 2008 fire at the Pasadena, Texas liquids terminal; (iii) a $2.2 million increase in income associated with the sale of a 51% ownership interest in two of KMP’s subsidiaries: River Consulting LLC and Devco USA L.L.C.; (iv) a $2.0 million increase in income from adjustments associated with the sale of KMP’s ownership interest in the boat fleeting business it acquired from Megafleet Towing Co., Inc. in April 2009; (v) a $1.3 million increase in income from the sale of KMP’s ownership interest in Arrow Terminals B.V.; (vi) a $4.4 million decrease in income from casualty insurance deductibles and the write-off of assets related to casualty losses; (vii) a $1.2 million increase in expense associated with environmental liability adjustments; (viii) a $0.6 million increase in expense associated with the settlement of a litigation matter at the Carteret, New Jersey liquids terminal; and (ix) a combined $0.5 million decrease in income from property write-offs and expenses associated with the dissolution of KMP’s partnership interest in Globalplex Handling. 2010 amount includes (i) a $6.7 million casualty indemnification gain related to a 2008 fire at the Pasadena, Texas liquids terminal; (ii) a $0.2 million decrease in expense from certain measurement period adjustments related to KMP’s March 5, 2010 Slay Industries terminal acquisition; (iii) a $5.0 million increase in expense from casualty insurance deductibles; and (iv) a $0.6 million increase in expense related to storm and flood clean-up and repair activities. Also, 2011 and 2010 amounts include decreases in segment earnings of $2.4 million and $0.7 million, respectively, related to assets sold, which had been revalued as part of the Going Private Transaction and recorded in the application of the purchase method of accounting.
(f)	2011 amount includes a $2.2 million decrease in expense (reflecting tax savings) related to non-cash compensation expense allocated to KMP from Kinder Morgan.
(g)	2010 amount includes a non-cash investment impairment charge of $430.0 million; see Note 2 to Kinder Morgan’s interim consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.
(h)	On October 22, 2010, Kinder Morgan sold its Power facility located in Michigan and as a result, it no longer reports Power as a business segment.
(i)	Effective January 1, 2011, this became a reimbursement of general and administrative costs; see Notes 9 and 11 to Kinder Morgan’s interim consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.
(j)

2011 amount includes (i) a $100 million (pre-tax) increase in a special bonus expense for non-senior management employees. The cost of this bonus was not borne by Kinder Morgan’s Class P shareholders. Kinder Morgan paid for these bonuses, which included the amounts allocated to KMP, using $64 million (after-tax) in available earnings and profits reserved for this purpose and not paid in dividends to Kinder

Morgan’s Class A shareholders; (ii) a $1.2 million increase in unallocated payroll tax expense related to KMP’s portion ($87.1 million) of the special bonus discussed preceding; (iii) a $1.2 million increase in expense for certain asset and business acquisition costs; (iv) a $0.3 million increase in expense for certain legal expenses associated with business acquisitions; and (v) a $0.2 million decrease in expense related to capitalized overhead costs associated with the 2008 hurricane season. Also, 2011 amount includes (i) a reduction to expense for a $45.8 million Going Private Transaction litigation insurance reimbursement; (ii) a $11.1 million increase of expense associated with Kinder Morgan’s initial public offering; (iii) a $3.6 million increase in expense related to non-cash compensation expense; (iv) a $0.8 million increase in Going Private Transaction litigation expense; and (v) a $0.2 million increase in expense for services associated with Kinder Morgan’s postretirement employee benefits. 2010 amount includes (i) a $200 million (pre-tax) Going Private Transaction litigation settlement; (ii) a $3.5 million increase in expense for certain asset and business acquisition costs; (iii) a $1.6 million increase in legal expense associated with items disclosed in these footnotes such as legal settlements and pipeline failures; and (iv) a $0.2 million decrease in expense related to capitalized overhead costs associated with the 2008 hurricane season. Also, 2010 amount includes (i) a $6.2 million increase in legal expense associated with Going Private Transaction and litigation fees; (ii) a $4.8 million increase in expense related to non-cash compensation expense; and (iii) a $1.5 million reduction in expense associated with an insurance reimbursement.
(k)	2011 and 2010 amounts include increases in imputed interest expense of $0.5 million and $0.8 million, respectively, related to KMP’s January 1, 2007 Cochin Pipeline acquisition.
(l)	2010 amount includes a reduction of approximately $107 million (after-tax) due to a KMP interim capital transaction. See Note 11 of Kinder Morgan’s interim consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

For the first nine months of 2011 Kinder Morgan’s net income attributable to Kinder Morgan, Inc. totaled $438.6 million as compared to Kinder Morgan’s net loss attributable to Kinder Morgan, Inc. of $104.3 million in the first nine months of 2010. Kinder Morgan’s total revenues for the comparative periods were $6,247.6 million and $6,236.7 million, respectively. Net income attributable to Kinder Morgan, Inc. for the nine months ended September 30, 2010 was negatively impacted by (i) $128 million (after-tax) Going Private Transaction litigation settlement discussed preceding, (ii) $107 million (after-tax) from a reduction to the incentive distribution Kinder Morgan received from KMP in 2010 and (iii) by approximately $275 million (after-tax) from an investment impairment charge recorded in the first quarter of 2010.

For the comparable nine month periods, total segment earnings before depreciation, depletion and amortization expenses increased $413.9 million (22%) in 2011; however, this overall increase in earnings included an increase of $193.9 million from the effect of the certain items described in the footnotes to the table above (which combined to decrease total segment EBDA by $376.1 million in the first nine months of 2011 and to decrease total segment EBDA by $570.0 million in the first nine months of 2010). The primary item described in the footnotes to the table above contributing to the $193.9 million increase in total segment EBDA for 2011 was a $430 million (pre-tax) non-cash impairment charge of Kinder Morgan’s investment in NGPL in 2010; offset by (i) a $167.2 million (pre-tax) loss from the remeasurement of KMP’s previously held 50% equity interest in KinderHawk Field Services LLC to fair value in 2011 and (ii) a $76.3 million net increase of expense primarily associated with adjustments to rate case reserves and rights-of-way lease payment obligations. The remaining $220.0 million (9%) increase in quarterly segment earnings before depreciation, depletion and amortization resulted from better performance from all five of the KMP’s reportable business segments, mainly due to increases attributable to the CO2–KMP, Natural Gas Pipelines–KMP and Terminals–KMP business segments, partially offset by a decrease in earnings from Kinder Morgan’s NGPL business segment.

Products Pipelines–KMP

	Nine Months Ended September 30,
	2011	2010
	(In millions, except operating statistics)
Revenues	$694.6	$661.5
Operating expenses(a)	(425.8)	(341.7)
Other income (expense)(b)	10.0	(11.3)
Earnings from equity investments	23.9	15.5
Interest income and Other, net(c)	3.9	6.0
Income tax (expense) benefit(d)	(3.1)	1.8

Earnings before depreciation, depletion and amortization expense and amortization of excess cost of equity investments	$303.5	$331.8

Gasoline (MMBbl)(e)	297.2	299.4
Diesel fuel (MMBbl)	110.7	109.5
Jet fuel (MMBbl)	82.9	78.1

Total refined product volumes (MMBbl)	490.8	487.0
Natural gas liquids (MMBbl)	19.8	18.3

Total delivery volumes (MMBbl)(f)	510.6	505.3

Ethanol (MMBbl)(g)	23.0	22.4

(a)	Nine month 2011 amount includes increases in expense of $234.3 million, primarily associated with adjustments to rate case reserves and rights-of-way lease payment obligations, and a $5.6 million increase in expense associated with environmental liability adjustments. Nine month 2010 amount includes an increase in expense of $2.5 million associated with environmental liability adjustments, and increases in expense of $1.9 million and $13.5 million, respectively, associated with environmental clean-up expenses and the demolition of physical assets in preparation for the sale of the Gaffey Street, California land. Nine month 2010 amount also includes a $158.0 million increase in expense associated with rate case liability adjustments.
(b)	Nine month 2011 amount includes a $10.8 million increase in income from the sale of a portion of KMP’s Gaffey Street, California land. Nine month 2010 amount includes property disposal losses of $3.9 million related to the demolition of physical assets in preparation for the sale of KMP’s Gaffey Street, California land. Also, nine month 2011 amount includes decrease in segment earnings of $0.4 million; and nine month 2010 amount includes a $7.3 million decrease in segment earnings all related to property disposal losses, which had been revalued as part of the Going Private Transaction and recorded in the application of the purchase method of accounting.
(c)	Nine month 2011 amount includes a decrease in income of $0.1 million, and nine month 2010 amount includes an increase in income of $0.4 million, all resulting from unrealized foreign currency gains and losses on long-term debt transactions.
(d)	Nine month 2011 amount includes a $0.1 million decrease in expense (reflecting tax savings) related to non-cash compensation expense allocated to KMP from Kinder Morgan.
(e)	Volumes include ethanol pipeline volumes.
(f)	Includes Pacific, Plantation, Calnev, Central Florida, Cochin and Cypress pipeline volumes.
(g)	Represents total ethanol volumes, including ethanol pipeline volumes included in gasoline volumes above.

Combined, the certain items described in the footnotes to the table above accounted for a decrease in segment earnings before depreciation, depletion and amortization expenses of $44.7 million in the first nine months of 2011, when compared to the same period of 2010. Following is information, for the comparable nine month periods of 2011 and 2010, related to the segment’s (i) remaining $16.4 million (3%) increase in earnings before depreciation, depletion and amortization and (ii) $33.1 million (5%) increase in operating revenues:

Nine Months Ended September 30, 2011 versus Nine Months Ended September 30, 2010

	EBDA increase/(decrease)		Revenues increase/(decrease)
	(In millions, except percentages)
Cochin Pipeline	$18.1	77%	$26.1	79%
Plantation Pipeline	6.7	20%	0.7	5%
West Coast Terminals	5.8	10%	8.0	11%
Southeast Terminals	0.5	1%	8.3	12%
Pacific operations	(4.1)	(2)%	(3.4)	(1)%
Central Florida Pipeline	(3.9)	(9)%	(1.6)	(3)%
Calnev Pipeline	(3.8)	(9)%	(3.2)	(6)%
All others (including eliminations)	(2.9)	(9)%	(1.8)	(5)%

Total Products Pipelines–KMP	$16.4	3%	$33.1	5%

The primary increases in the Products Pipelines—KMP business segment’s earnings before depreciation, depletion and amortization expenses in the comparable nine month periods of 2011 and 2010 included the following:

•

an increase of $18.1 million (77%), due to higher earnings from the Cochin natural gas liquids pipeline system. The earnings increase was driven by system-wide increases in throughput volumes of 48%, due to increased demand for both terminal and storage deliveries on the pipeline’s West leg (U.S.), higher customer demand on the pipeline’s East leg (Canadian), and the exercise of a certain shipper incentive tariff offered in the first quarter of 2011;

•

an increase of $6.7 million (20%) from KMP’s 51%-owned Plantation pipeline system. Plantation benefitted from higher oil loss allowance revenues and higher mainline transportation revenues and the absence of an expense from the write-off of an uncollectible receivable in the first quarter of 2010;

•

an increase of $0.5 million (1%) from the Southeast terminal operations. The increase was due to strong third quarter 2011 results, driven by higher product inventory gains and higher revenues from ethanol and other blending services, relative to the third quarter of 2010;

•

an increase of $5.8 million (10%) from the West Coast terminal operations. The increase in terminal earnings was mainly due to the completion of various terminal expansion projects that increased liquids tank capacity since the end of the third quarter of 2010 and to higher rates on existing storage;

•

a decrease of $3.9 million (9%) from the Central Florida Pipeline. Earnings from the Central Florida pipeline system decreased in the comparable nine month periods largely due to a 12% drop in pipeline delivery volumes, due primarily to weaker demand and to the incremental business of a competing terminal in Florida;

•

a decrease of $4.1 million (2%) from the Pacific operations. The decrease in earnings for the comparable nine month periods was primarily due to a drop in mainline delivery revenues, partially offset by an increase in fee-based terminal revenues. The decrease in delivery revenues was primarily due to lower average tariffs, due both to lower rates on the system’s East Line deliveries as a result of rate case settlements since the end of the third quarter of 2010 and to lower military tenders. The increase in terminal revenues was largely attributable to a 12% increase in ethanol handling volumes;

•

a decrease of $3.8 million (9%) from the Calnev Pipeline. Earnings from Calnev decreased across the comparable nine month periods due largely to a 21% drop in ethanol handling volumes in the first nine months of 2011, due both to lower deliveries to the Las Vegas market, and to incremental ethanol blending services offered by a competing terminal.

Natural Gas Pipelines–KMP

	Nine Months Ended September 30,
	2011	2010
	(In millions, except operating statistics)
Revenues(a)	$3,240.1	$3,414.0
Operating expenses(b)	(2,744.9)	(2,938.0)
Other expense(c)	(1.0)	(0.7)
Earnings from equity investments(d)	154.6	115.9
Interest income and Other, net	(161.7)	2.9
Income tax expense	(3.4)	(1.8)

Earnings before depreciation, depletion and amortization expense and amortization of excess cost of equity investments	$483.7	$592.3

Natural gas transport volumes (Bcf)(e)	2,167.5	1,925.6

Natural gas sales volumes (Bcf)(f)	598.7	602.1

(a)	Nine month 2010 amount includes a $0.4 million increase in revenues from certain measurement period adjustments related to KMP’s October 1, 2009 natural gas treating business acquisition.
(b)	Nine month 2011 amount includes a $9.7 million increase in expense from the write-off of a receivable for fuel under-collected prior to 2011. Nine month 2010 amount includes an unrealized loss of $0.8 million on derivative contracts used to hedge forecasted natural gas sales. Also, nine month 2010 amount includes an increase in segment earnings of $0.1 million resulting from valuation adjustments related to derivative contracts in place at the time of the Going Private Transaction and recorded in the application of the purchase method of accounting.
(c)	Nine month 2011 and 2010 amounts represent decreases in segment earnings related to assets sold, which had been revalued as part of the Going Private Transaction and recorded in the application of the purchase method of accounting.
(d)	Nine month 2011 amount includes a $167.2 million loss from the remeasurement of KMP’s previously held 50% equity interest in KinderHawk Field Services LLC to fair value.
(e)	Includes Kinder Morgan Interstate Gas Transmission LLC, Trailblazer Pipeline Company LLC, TransColorado Gas Transmission Company LLC, Rockies Express Pipeline LLC, Midcontinent Express Pipeline LLC, Kinder Morgan Louisiana Pipeline LLC and Texas intrastate natural gas pipeline group, and for 2011 only, Fayetteville Express Pipeline LLC pipeline volumes.
(f)	Represents Texas intrastate natural gas pipeline group volumes.

Combined, the certain items described in the footnotes to the table above accounted for (i) a $176.9 million decrease in earnings before depreciation, depletion and amortization in the first nine months of 2011; and (ii) a $0.4 million decrease in revenues in the first nine months of 2011, when compared to the same period of 2010. Following is information for the comparable nine month periods of 2011 and 2010, related to the segment’s (i) remaining $68.3 million (12%) increase in earnings before depreciation, depletion and amortization and (ii) remaining $173.5 million (5%) decrease in operating revenues:

Nine Months Ended September 30, 2011 versus Nine Months Ended September 30, 2010

	EBDA increase/(decrease)		Revenues increase/(decrease)
	(In millions, except percentages)
KinderHawk Field Services(a)	$60.8	n/a	$49.3	n/a
Fayetteville Express Pipeline(b)	11.7	n/a	n/a	n/a
Midcontinent Express Pipeline(b)	10.3	49%	n/a	n/a
Casper and Douglas Natural Gas Processing	8.9	67%	18.8	25%
Texas Intrastate Natural Gas Pipeline Group	5.9	3%	(214.9)	(7)%
Kinder Morgan Interstate Gas Transmission	(12.6)	(16)%	(20.1)	(15)%
Trailblazer Pipeline	(8.0)	(24)%	(3.2)	(8)%
Rockies Express Pipeline(b)	(5.7)	(9)%	n/a	n/a
All others (including eliminations)	(3.0)	(2)%	(3.4)	(2)%

Total Natural Gas Pipelines–KMP	$68.3	12%	$(173.5)	(5)%

(a)	Equity investment until July 1, 2011. See Note (b).
(b)	Equity investment. KMP records earnings under the equity method of accounting, but it receives distributions in amounts essentially equal to equity earnings plus depreciation and amortization expenses less sustaining capital expenditures.

The primary increases and decreases in the Natural Gas Pipelines—KMP business segment’s earnings before depreciation, depletion and amortization expenses in the comparable nine month periods of 2011 and 2010 included the following:

•

an increase of $60.8 million from incremental earnings from KMP’s now wholly-owned KinderHawk Field Services LLC. KMP acquired an initial 50% ownership interest in KinderHawk on May 21, 2010 and Kinder Morgan accounted for this investment under the equity method of accounting. On July 1, 2011, KMP acquired the remaining 50% ownership interest in KinderHawk and Kinder Morgan now accounts for KMP’s investment under the full consolidation method. For more information about the July 2011 KinderHawk acquisition, see Note 2 “Investments, Acquisitions and Divestitures—Acquisitions— KinderHawk Field Services LLC and EagleHawk Field Services LLC” to Kinder Morgan’s interim consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus;

•

an increase of $5.9 million (3%) from the Texas intrastate natural gas pipeline group. The increase in earnings was primarily due to (i) higher margins from both natural gas storage and transportation services (due to favorable storage price spreads and a 12% increase in transportation volumes); (ii) higher earnings from natural gas processing activities; and (iii) incremental equity earnings from both Endeavor and KMP’s 50%-owned Eagle Ford Gathering LLC. The overall increase was partially offset by lower natural gas sales margins and higher pipeline integrity expenses;

•

an increase of $11.7 million from incremental equity earnings from KMP’s 50% interest in the Fayetteville Express pipeline system. The Fayetteville Express system began firm contract transportation service on January 1, 2011;

•

a decrease of $12.6 million (16%) from the Kinder Morgan Interstate Gas Transmission pipeline system. The decrease in earnings for the comparable nine month periods was driven by lower net fuel recoveries and lower transportation revenues, due both to a 14% drop in transportation volumes and to the regulatory settlement discussed in Note 11 “Litigation, Environmental and Other Contingencies—Federal Energy Regulatory Commission Proceedings—Kinder Morgan Interstate Gas Transmission LLC Section 5 Proceeding” to Kinder Morgan’s interim consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus;

•

an increase of $10.3 million (49%) from KMP’s 50% interest in the Midcontinent Express pipeline system. The increase was driven by higher transportation revenues and by the June 2010 completion of an expansion project that increased the system’s Zone 1 transportation capacity from 1.5 billion to 1.8 billion cubic feet per day, and Zone 2 capacity from 1.0 billion to 1.2 billion cubic feet per day;

•

an increase of $8.9 million (67%) from the Casper Douglas gas processing operations, primarily attributable to both higher processing spreads and higher sales volumes. The increase in sales volumes was due largely to increased drilling activity in the Douglas, Wyoming plant area;

•

a decrease of $5.7 million (9%) in equity earnings from KMP’s 50% ownership interest in the Rockies Express pipeline system. Equity earnings decreased due primarily to higher interest expenses and higher operating expenses. Rockies Express issued $1.7 billion aggregate principal amount of fixed rate senior notes in a private offering in March 2010 to secure permanent financing for the Rockies Express pipeline construction costs. The increase in operating expenses was due in part to the write-off of certain transportation fuel recovery receivables pursuant to a contractual agreement. The overall decrease in net income was partially offset by higher firm reservation fees in the first nine months of 2011, due in part to a portion of the Rockies Express-East pipeline segment being shutdown for 26 days in the first quarter of 2010 due to a pipeline girth weld failure that occurred in November 2009; and

•

a decrease of $8.0 million (24%) from the Trailblazer pipeline system, mainly attributable to lower transportation base rates (as a result of rate case settlements since the end of the third quarter of 2010), lower backhaul transportation services, and a $4.3 million increase in expense from the write-off of receivables for under-collected fuel (incremental to the $9.7 million increase in expense that is described in footnote (b) to the results of operations table above and which relates to periods prior to 2011).

The overall changes in both segment revenues and segment operating expenses (which include natural gas costs of sales) in the comparable nine month periods of 2011 and 2010 primarily relate to the natural gas purchase and sale activities of the Texas intrastate natural gas pipeline group, with the variances from period-to-period in both revenues and operating expenses mainly due to corresponding changes in the intrastate group’s average prices and volumes for natural gas purchased and sold. KMP’s intrastate group both purchases and sells significant volumes of natural gas, which is often stored and/or transported on its pipelines, and because the group generally sells natural gas in the same price environment in which it is purchased, the increases and decreases in its gas sales revenues are largely offset by corresponding increases and decreases in its gas purchase costs. For the comparable nine month periods of both years, the intrastate group accounted for 87% and 89%, respectively, of total revenues, and 94% and 95%, respectively, of total segment operating expenses.

CO2–KMP

	Nine Months Ended September 30,
	2011	2010
	(In millions, except operating statistics)
Revenues(a)	$1,076.0	$972.2
Operating expenses	(255.9)	(229.9)
Earnings from equity investments	17.8	17.7
Interest income and Other, net	2.0	1.9
Income tax (expense) benefit	(3.4)	2.0

Earnings before depreciation, depletion and amortization expense and amortization of excess cost of equity investments	$836.5	$763.9

Southwest Colorado carbon dioxide production (gross) (Bcf/d)(b)	1.2	1.2
Southwest Colorado carbon dioxide production (net) (Bcf/d)(b)	0.5	0.5
SACROC oil production (gross)(MBbl/d)(c)	28.9	29.4
SACROC oil production (net)(MBbl/d)(d)	24.1	24.5
Yates oil production (gross)(MBbl/d)(c)	21.7	24.4
Yates oil production (net)(MBbl/d)(d)	9.6	10.8
Katz oil production (gross)(MBbl/d)(c)	0.3	0.3
Katz oil production (net)(MBbl/d)(d)	0.3	0.3
Natural gas liquids sales volumes (net)(MBbl/d)(d)	8.4	9.9
Realized weighted average oil price per Bbl(e)	$69.54	$59.88
Realized weighted average natural gas liquids price per Bbl(f)	$65.53	$50.06

(a)	Nine month 2011 amount includes an unrealized gain of $10.4 million, and nine month 2010 amount includes an unrealized gain of $5.4 million, all relating to derivative contracts used to hedge forecasted crude oil sales. Also, nine month 2011 amount includes an increase in segment earnings of $13.3 million, and nine month 2010 amount includes an increase in segment earnings of $39.8 million, primarily resulting from valuation adjustments related to derivative contracts in place at the time of the Going Private Transaction and recorded in the application of the purchase method of accounting.
(b)	Includes McElmo Dome and Doe Canyon sales volumes.
(c)	Represents 100% of the production from the field. KMP owns an approximately 97% working interest in the SACROC unit and an approximately 50% working interest in the Yates unit.
(d)	Net to KMP, after royalties and outside working interests.
(e)	Includes all of KMP’s crude oil production properties.
(f)	Includes production attributable to leasehold ownership and production attributable to KMP’s ownership in processing plants and third party processing agreements.

The CO2–KMP segment’s primary businesses involve the production, marketing and transportation of both carbon dioxide (commonly called CO2) and crude oil, and the production and marketing of natural gas and natural gas liquids. Kinder Morgan refer to the segment’s two primary businesses as its Oil and Gas Producing Activities and Sales and Transportation Activities.

For the nine months ended September 30, 2011, the unrealized gains and losses, and valuation adjustments on derivative contracts used to hedge forecasted crude oil sales and described in footnote (a) to the table above affected both earnings before depreciation, depletion and amortization and revenues by a decrease of $21.5 million, when compared to the same period of 2010. For each of the segment’s two primary businesses, following is information related to the increases and decreases, in the comparable nine month periods of 2011 and 2010, in the segment’s remaining (i) $94.1 million (13%) increase in earnings before depreciation, depletion and amortization and (ii) $125.4 million (14%) increase in operating revenues:

Nine Months Ended September 30, 2011 versus Nine Months Ended September 30, 2010

	EBDA increase/(decrease)		Revenues increase/(decrease)
	(In millions, except percentages)
Oil and Gas Producing Activities	$66.0	13%	$91.0	12%
Sales and Transportation Activities	28.1	14%	46.8	21%
Intrasegment eliminations	—	—	(12.4)	(32)%

Total CO2–KMP	$94.1	13%	$125.4	14%

The segment’s oil and gas producing activities include the operations associated with its ownership interests in oil-producing fields and natural gas processing plants, and generally, earnings from these activities are closely aligned with realized price levels for crude oil and natural gas liquids products. When compared to the same period of 2010, the increases in earnings in the nine month period ended September 30, 2011 were mainly due to the following:

•

an increase of $65.0 million (11%) in crude oil sales revenues—due to higher average realized sales prices for U.S. crude oil. The realized weighted average price per barrel of crude oil increased 16% in the first nine months of 2011, when compared to the same period in 2010. The overall increase in crude oil sales revenues was partially offset, by small decreases in oil production volumes at the SACROC and Yates field units (volumes presented in the results of operations table above);

•

an increase of $13.9 million (10%) in natural gas plant products sales revenues, due to an increase of 31% in the realized weighted average price per barrel of natural gas liquids. The increase in revenues from higher realized sales prices was partially offset by a decrease in liquids sales volumes of 15%. The decrease in volumes was mainly related to the contractual reduction in KMP’s net interest in liquids production from the SACROC field (described following);

•

an increase of $13.2 million (119%) in net profits interest revenues from KMP’s 28% net profits interest in the Snyder, Texas natural gas processing plant. The increase in net profits interest revenues from the Snyder plant was driven by higher natural gas liquids prices in the first nine months of 2011, record producing volumes in the third quarter of 2011, and the favorable impact from the restructuring of certain liquids processing contracts that became effective at the beginning of 2011; and

•

a decrease of $23.9 million (10%) due to higher combined operating expenses, driven primarily by higher carbon dioxide supply expenses that related to both initiating carbon dioxide injections into the Katz field and higher carbon dioxide prices. The overall increase in expense was partially offset by a $14.0 million reduction in severance tax expense recognized in the third quarter of 2011.

The overall period-to-period increases in earnings from the segment’s sales and transportation activities were mainly due to the following:

•

an increase of $37.4 million (24%) in carbon dioxide sales revenues, primarily due to higher average sales prices. The segment’s average price received for all carbon dioxide sales in the first nine months of 2011 increased 22%, due largely to the fact that a portion of its carbon dioxide sales contracts are indexed to oil prices. Overall carbon dioxide sales volumes increased by 2% in the first nine months of 2011, versus the same prior year period;

•

an increase of $5.6 million (10%) in carbon dioxide and crude oil pipeline transportation revenues, due mainly to incremental transportation service on the Eastern Shelf carbon dioxide pipeline. KMP completed construction of the pipeline in December 2010;

•

a decrease of $14.6 million (35%), due to higher combined operating expenses. The increase was driven by higher severance tax expenses and higher carbon dioxide supply expenses, both related to higher commodity prices in the first nine months of 2011;

•	an increase of $3.8 million (75%) in other revenues, due mainly to incremental earnings from third-party reimbursement and construction agreements; and

•

a $5.3 million (271%) decrease due to higher income tax expenses, resulting primarily from decreases in tax expense in the first nine months of 2010 due to the expensing of previously capitalized carbon dioxide costs.

Terminals–KMP

	Nine Months Ended September 30,
	2011	2010
	(In millions, except operating statistics)
Revenues	$980.3	$946.1
Operating expenses(a)	(479.6)	(480.3)
Other (expense) income(b)	2.1	9.7
Earnings from equity investments	7.8	1.3
Interest income and Other, net(c)	4.9	3.2
Income tax benefit (expense)(d)	6.6	(5.5)

Earnings before depreciation, depletion and amortization expense and amortization of excess cost of equity investments	$522.1	$474.5

Bulk transload tonnage (MMtons)(e)	75.5	71.4

Ethanol (MMBbl)	44.9	44.2

Liquids leasable capacity (MMBbl)	59.5	58.2

Liquids utilization %	93.2%	96.2%

(a)	Nine month 2011 amount includes (i) an increase in expense of $2.8 million from casualty insurance deductibles and the repair of assets related to casualty losses; (ii) an increase in expense of $0.7 million associated with the sale of KMP’s ownership interest in the boat fleeting business KMP acquired from Megafleet Towing Co., Inc. in April 2009; and (iii) an increase in expense of $0.1 million associated with the dissolution of KMP’s partnership interest in Globalplex Handling. Nine month 2011 amount also includes a $1.2 million increase in expense associated with environmental liability adjustments, and a $0.6 million increase in expense associated with the settlement of a litigation matter at the Carteret, New Jersey liquids terminal. Nine month 2010 amount includes a $5.0 million increase in expense from casualty insurance deductibles, and a $0.2 million decrease in expense from certain measurement period adjustments related to KMP’s March 5, 2010 Slay Industries terminal acquisition. Nine month 2010 amount also includes a $0.6 million increase in expense related to storm and flood clean-up and repair activities.
(b)

Nine month 2011 amount includes (i) a $1.3 million increase in income from the sale of KMP’s ownership interest in Arrow Terminals B.V.; (ii) a $0.4 million decrease in income from property write-offs associated with the dissolution of the partnership interest in Globalplex Handling; and (iii) a $0.8 million increase in income from adjustments associated with the sale of KMP’s ownership interest in the boat fleeting business

KMP acquired from Megafleet Towing Co., Inc. in April 2009. Nine month 2011 amount also includes a $4.3 million casualty indemnification gain related to a 2008 fire at the Pasadena, Texas liquids terminal, and a $1.6 million decrease in income from the write-off of assets related to casualty losses. Nine month 2010 amount includes a $6.7 million casualty indemnification gain related to a 2008 fire at the Pasadena, Texas liquids terminal. Also, nine month 2011 amount includes a decrease in segment earnings of $2.4 million, and nine month 2010 amount includes a $0.7 million decrease in segment earnings, all related to assets sold, which had been revalued as part of the Going Private Transaction and recorded in the application of the purchase method of accounting.
(c)	Nine month 2011 amount includes a combined $3.6 million gain from the sale of a 51% ownership interest in two of KMP’s subsidiaries: River Consulting LLC and Devco USA L.L.C.
(d)	Nine month 2011 amount includes (i) a $4.7 million decrease in expense (reflecting tax savings) related to non-cash compensation expense allocated to KMP from Kinder Morgan; (ii) a $1.9 million decrease in expense (reflecting tax savings) related to the net decrease in income from the sale of KMP’s ownership interest in the boat fleeting business described in both footnotes (a) and (b) and in Note 3 to Kinder Morgan’s annual consolidated financial statements in this information statement/proxy statement/prospectus; and (iii) a $1.4 million increase in expense related to the gain associated with the sale of a 51% ownership interest in two of KMP’s subsidiaries described in footnote (c).
(e)	Volumes for acquired terminals are included for all periods.

The Terminals–KMP business segment includes the operations of the petroleum, chemical and other liquids terminal facilities (other than those included in the Products Pipelines–KMP segment), and all of the coal, petroleum coke, fertilizer, steel, ores and other dry-bulk material services facilities. KMP groups its bulk and liquids terminal operations into regions based on geographic location and/or primary operating function. This structure allows the management to organize and evaluate segment performance and to help make operating decisions and allocate resources.

Combined, the certain items described in the footnotes to the table above accounted for a $4.8 million increase in segment earnings before depreciation, depletion and amortization expense in the first nine months of 2011, when compared to the same period of 2010.

In addition, in both 2011 and 2010, KMP acquired certain terminal assets and businesses, and combined, these acquired operations contributed incremental earnings before depreciation, depletion and amortization of $11.5 million, equity earnings of $5.7 million and revenues of $9.5 million in the first nine months of 2011. All of the incremental amounts from KMP’s acquisitions represent the earnings and revenues from acquired terminals’ operations during the additional months of ownership in 2011, and do not include increases or decreases during the same months KMP owned the assets in 2010. For more information about the terminal assets and operations KMP acquired in the first nine months of 2011, see Note 2 “Investments, Acquisitions and Divestitures—Acquisitions” to Kinder Morgan’s interim consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus. For more information about KMP’s 2010 Terminal acquisitions, see Note 3 “Acquisitions and Divestitures—Acquisitions from Unrelated Entities” to Kinder Morgan’s annual consolidated financial statements included in this information statement/proxy statement/prospectus.

Following is information, for the comparable nine month periods of 2011 and 2010, related to the remaining increases and decreases in the segment’s (i) earnings before depreciation, depletion and amortization expenses and (ii) operating revenues. The changes represent increases and decreases in terminal results at various locations for all terminal operations owned during identical periods in both 2011 and 2010.

Nine Months Ended September 30, 2011 versus Nine Months Ended September 30, 2010

	EBDA increase/(decrease)		Revenues increase/(decrease)
	(In millions, except percentages)
Mid-Atlantic	$13.5	46%	$19.7	28%
Gulf Liquids	10.4	9%	18.6	12%
Northeast	4.3	7%	8.2	8%
Southeast	3.5	10%	2.1	3%
Gulf Bulk	(1.4)	(3)%	3.4	3%
All others (including intrasegment eliminations and unallocated income tax expenses)	1.0	1%	(27.3)	(6)%

Total Terminals–KMP	$31.3	7%	$24.7	3%

The increase in earnings from the terminals included in the Mid-Atlantic region was driven by an increase in earnings of $12.8 million from the terminal located in Newport News, Virginia. The earnings increase was driven by increases in coal transload volumes, consistent with the ongoing domestic economic recovery, growth in the export market due to greater foreign demand for both U.S. metallurgical and steam coal, and completed terminal expansions since the end of the third quarter of 2010.

The increase in earnings from the Northeast terminals was driven by strong third quarter 2011 results from the three New York Harbor liquids terminals. The increase was driven by completed liquids tank expansion projects since the end of the third quarter of 2010, higher transfer and storage rates, and a decrease in operating expenses that related primarily to lower dredging expenses.

Earnings from the Gulf Bulk terminals decreased by $1.4 million (3%) in the first nine months of 2011, when compared to the same prior year period. The decrease in earnings was chiefly due to a drop in petroleum coke volumes, caused partly by refinery turnarounds in the first half of 2011, and partly to certain contract terminations.

Earnings from the Gulf Liquids terminals increased by $10.4 million (9%) in the first nine months of 2011, when compared to the same period last year. The increase was driven by new and renewed customer agreements at higher rates, and to the completion of terminal expansion projects since the end of the third quarter of 2010. Including all terminals, KMP increased the liquids terminals’ leasable capacity by 1.3 million barrels (2.2%) since the end of the third quarter last year, via both terminal acquisitions and completed terminal expansion projects.

Earnings from the Southeast terminals increased $3.5 million (10%) across the comparable nine month periods. The increase in earnings was driven by higher chemical revenues, increased salt handling, and higher storage fees. Kinder Morgan also benefited from both higher volumes and margins from tank blending services involving various agricultural products, and to a favorable claim settlement in the second quarter of 2011.

The remaining increase and decrease in the Terminals–KMP segment’s earnings and revenues—reported in the “All others” line in the table above—relate largely to terminal assets KMP sold (or contributed to joint ventures) and no longer consolidated since the end of the third quarter of 2010.

Kinder Morgan Canada–KMP

	Nine Months Ended September 30,
	2011	2010
	(In millions, except operating statistics)
Revenues	$230.3	$197.9
Operating expenses	(76.8)	(66.8)
Earnings (losses) from equity investments	(1.6)	(1.5)
Interest income and Other, net	10.3	12.3
Income tax expense(a)	(12.2)	(9.0)

Earnings before depreciation, depletion and amortization expense and amortization of excess cost of equity investments	$150.0	$132.9

Transport volumes (MMBbl)(b)	75.2	79.3

(a)	Nine month 2011 amount includes a $2.2 million decrease in expense (reflecting tax savings) related to non-cash compensation expense allocated to KMP from Kinder Morgan.
(b)	Represents Trans Mountain pipeline system volumes.

The Kinder Morgan Canada–KMP business segment includes the operations of the Trans Mountain and Jet Fuel pipeline systems, and KMP’s one-third ownership interest in the Express crude oil pipeline system. The certain item relating to income tax savings described in footnote (a) to the table above increased earnings before depreciation, depletion and amortization by $2.2 million in the first nine months of 2011, when compared to the first nine months of 2010. For each of the segment’s three primary businesses, following is information for the comparable nine month periods of 2011 and 2010, related to the segment’s (i) remaining $14.9 million (11%) increase in earnings before depreciation, depletion and amortization and (ii) $32.4 million (16%) increase in operating revenues:

Nine Months Ended September 30, 2011 versus Nine Months Ended September 30, 2010

	EBDA increase/(decrease)		Revenues increase/(decrease)
	(In millions, except percentages)
Trans Mountain Pipeline	$14.7	12%	$32.1	17%
Jet Fuel Pipeline	0.3	10%	0.3	6%
Express Pipeline(a)	(0.1)	(1)%	n/a	n/a

Total Kinder Morgan Canada–KMP	$14.9	11%	$32.4	16%

(a)	Equity investment. KMP records earnings under the equity method of accounting.

The overall increase in Trans Mountain’s earnings before depreciation, depletion and amortization expenses included an increase of $5.0 million, due to favorable currency impacts.

Trans Mountain’s remaining $9.7 million period-to-period increase in earnings before depreciation, depletion and amortization was driven by higher operating revenues, primarily due to favorable impacts from a negotiated pipeline toll settlement agreement which became effective on January 1, 2011. The one-year negotiated toll agreement was formally approved by the National Energy Board (Canada) on April 29, 2011, and replaced the previous mainline toll settlement agreement that expired on December 31, 2010.

NGPL

	Nine Months Ended September 30,
	2011	2010
	(In millions)
Earnings (loss) from equity investments(a)	$12.3	$(405.0)

(a)	Nine month 2010 amount includes a non-cash investment impairment charge of $430.0 million; see Note 2 to Kinder Morgan’s interim consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

The first nine months of 2010 includes a non-cash impairment charge of $430.0 million. Following is information related to the decrease in NGPL’s net income, and other measurements, at the 100% ownership level, which when multiplied by Kinder Morgan’s 20% ownership interest, equals the remaining decrease of $12.7 million (51%) in equity earnings for the nine months ended September 30, 2011, when compared to the comparable period of 2010.

For the nine months ended September 30, 2011, NGPL’s net income before impairment charges decreased by $63.7 million (51%) from $124.8 million for 2010 to $61.1 million for 2011. Results for 2011, relative to 2010, were negatively impacted by (i) a $89.6 million reduction in gross margin, primarily attributable to the settlement of Natural Gas Pipeline Company of America LLC’s Section 5 rate proceeding that became effective in the third quarter of 2010 (see Note 2 to Kinder Morgan’s interim consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus), and (ii) a $20.0 million increase in other operating expenses due principally to increased expenses for pipeline integrity management programs, electric power, ad valorem taxes and depreciation, partially offset by reduced general and administrative expenses. These negative impacts were partially offset by a $50.1 million reduction in income tax expense due to the combined effects of lower pre-tax income and a reduction in the effective state income tax rate.

Other

	Nine Months Ended September 30,
	2011	2010
	(In millions)
Kinder Morgan general and administrative expense (a)(b)	$12.1	$240.6
KMP general and administrative expense(c)	387.1	288.1

Consolidated general and administrative expense	$399.2	$528.7

Kinder Morgan interest expense, net of interest income	$126.9	$118.5
KMP interest expense, net of interest income(d)	378.2	357.4
Other, net(e)	16.4	16.7

Unallocable interest expense and other, net	$521.5	$492.6

KMR noncontrolling interests	$13.4	$(46.8)
KMP noncontrolling interests	56.9	(191.9)
Other noncontrolling interests	1.4	1.4

Net (income) loss attributable to noncontrolling interests	$71.7	$(237.3)

(a)

Nine month 2011 amount includes (i) $45.8 million reduction to expense for a Going Private Transaction litigation insurance reimbursement; (ii) Kinder Morgan’s portion ($12.9 million) of a $100 million special bonus to non-senior management employees; (iii) $11.1 million of expense associated with Kinder Morgan’s initial public offering; (iv) $0.8 million increase in expense related to non-cash compensation expense; (v) $0.8 million increase in Going Private Transaction litigation expense; and (vi) $0.2 million increase in expense for services associated with Kinder Morgan’s postretirement employee benefits. The cost of the $100 million special bonus was not borne by Kinder Morgan’s Class P shareholders. In May of 2011, Kinder Morgan paid for the $100 million of special bonuses, which included the amounts allocated to KMP, using $64 million (after-tax) in available earnings and profits reserved for this purpose and not paid in dividends to Kinder Morgan’s Class A shareholders. See also footnote (c) below. Nine month 2010 amount includes (i) increase in expense of $200.0 million associated with Going Private Transaction litigation settlement; (ii) increase in Going Private Transaction legal expense of $4.7 million; (iii) increase in litigation expense of $1.5 million; (iv) $1.5 million reduction to expense associated with an insurance claim reimbursement; and (v) increase in expense of $1.2 million, related to non-cash compensation expense.
(b)	Nine month 2011 amount includes NGPL PipeCo LLC general and administrative reimbursement of $26.1 million, and nine month 2010 amount includes NGPL PipeCo LLC fee revenues of $35.4 million. These amounts were recorded to the “Product sales and other” caption in Kinder Morgan’s interim consolidated statements of income with the offsetting expenses primarily recorded to the “General and administrative” expense caption in the interim consolidated statements of income. Also, see Notes 9 and 11 to Kinder Morgan’s interim consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.
(c)	Nine month 2011 amount includes (i) an increase in expense of $0.3 million for certain legal expenses associated with business acquisitions; (ii) an increase in expense of $1.2 million for certain asset and business acquisition costs; (iii) a $1.2 million increase in unallocated payroll tax expense related to the $87.1 million special non-cash bonus expense to non-senior management employees allocated by Kinder Morgan to KMP in the first quarter of 2011 (however, KMP does not have any obligation, nor does KMP expect to pay any amounts related to this expense); and (iv) a decrease in expense of $0.2 million related to capitalized overhead costs associated with the 2008 hurricane season. Nine month 2011 amount also includes a combined $89.9 million increase in non-cash compensation expense (including $87.1 million related to a special non-cash bonus expense to non-senior management employees), allocated by Kinder Morgan to KMP; however, KMP does not have any obligation, nor does KMP expect to pay any amounts related to this expense. Nine month 2010 amount includes (i) a $3.7 million increase related to non-cash compensation expense; (ii) a $1.6 million increase in legal expense associated with certain items such as legal settlements and pipeline failures; and (iii) a $0.2 million decrease in expense related to capitalized overhead costs associated with the 2008 hurricane season.
(d)	Nine month 2011 amount includes an increase in imputed interest expense of $0.5 million, and nine month 2010 amount includes an increase in imputed interest expense of $0.8 million, all related to KMP’s January 1, 2007 Cochin Pipeline acquisition.
(e)	“Other, net” primarily represents an offset to noncontrolling interests and interest income shown above and included in segment earnings.

Items not attributable to any segment include general and administrative expenses, unallocable interest income and income tax expense, interest expense, and net income attributable to noncontrolling interests. Kinder Morgan’s general and administrative expenses include such items as salaries and employee-related expenses, payroll taxes, insurance, office supplies and rentals, unallocated litigation and environmental expenses, and shared corporate services—including accounting, information technology, human resources and legal services.

Kinder Morgan’s general and administrative expense decreased $228.5 million in the nine months ended September 30, 2011 as compared to the same period in 2010 with $225.9 million of this change described above in footnote (a). Kinder Morgan’s remaining general and administrative expenses in 2011 were approximately flat for the nine month period compared to 2010.

Combined, the certain items described in footnote (c) to the table above increased KMP’s general and administrative expenses by $83.8 million in the first nine months of 2011, when compared to the same period of 2010. The remaining $15.2 million (5%) period-to-period increase in expenses was driven by (i) higher employee benefit and payroll tax expenses, due mainly to both cost inflation increases on work-based health and insurance benefits and higher wage rates; and (ii) higher unallocated expenses related to KMP’s Canadian pipeline operations, including higher environmental, rent, and pension expenses.

In the table above, Kinder Morgan reports interest expense as “net,” meaning that it has subtracted unallocated interest income and capitalized interest from interest expense to arrive at one interest amount, and after taking into effect the certain items described in footnote (d) to the table above, the combined unallocable interest expense, net of interest income, increased by $29.5 million (6%) in the first nine months of 2011, when compared with the same prior year period. The increase in interest expense in the first nine months of 2011 was primarily due to higher average KMP debt balances in that period. Average KMP borrowings for the nine month period ended September 30, 2011 increased 7.9% when compared to the same period a year ago, largely due to the capital expenditures, business acquisitions, and joint venture contributions KMP has made since the end of the third quarter of 2010. The weighted average interest rates on all of KMP’s borrowings (including both short-term and long-term amounts) in 2011 were essentially flat versus the average rates during 2010—from 4.34% for the first nine months of 2010 to 4.28% for the first nine months of 2011. The increase in Kinder Morgan interest expense was primarily due to a 7% increase in average borrowings between the comparable nine month periods, primarily due to the $200 million Going Private Transaction litigation settlement in the fourth quarter of 2010.

Kinder Morgan and KMP use interest rate swap agreements to transform a portion of the underlying cash flows related to their long-term fixed rate debt securities (senior notes) into variable rate debt in order to achieve the desired mix of fixed and variable rate debt, and in periods of rising interest rates, these swaps result in period-to-period increases in our interest expense. As of September 30, 2011 approximately 34% of Kinder Morgan’s and 46% of KMP’s debt balances of $3,259.1 million and $12,506.6 million, respectively, (excluding the value of interest rate swap agreements) were subject to variable interest rates—either as short-term or long-term variable rate debt obligations or as fixed-rate debt converted to variable rates through the use of interest rate swaps. For more information on Kinder Morgan’s interest rate swaps, see Note 6 “Risk Management—Interest Rate Risk Management” to Kinder Morgan’s interim consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

Net income attributable to noncontrolling interests, which represents the allocation of Kinder Morgan’s consolidated net income attributable to all outstanding ownership interests in its consolidated subsidiaries (primarily KMP) which are not held by it, decreased $309.0 million (130%) for the first nine months of 2011 as compared to the first nine months of 2010. The decrease for the first nine months of 2011 relative to the first nine months of 2010 is primarily attributable to a $234.3 million increase in KMP expense primarily associated with adjustments to rate case reserves and rights-of-way lease payment obligations, as well as a $167.2 million non-cash loss from the remeasurement of KMP’s previously held 50% equity interest in KinderHawk Field Services LLC to fair value, partially offset by KMP’s $158.0 million increase in expense associated with rate case liability adjustments in 2010; see Note 11 to Kinder Morgan’s interim consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

Income Taxes

Kinder Morgan’s total tax expense for continuing operations for the nine months ended September 30, 2011 is approximately $250.2 million, as compared with 2010 tax benefit for the same period of $29.1 million. The $279.3 million increase in tax expense is due primarily to (i) the tax impact of significantly higher pretax earnings in 2011; (ii) higher state income taxes on the significantly higher earnings; (iii) the impact of non tax-deductible costs incurred to facilitate the initial public offering; (iv) an adjustment recorded in the second quarter of 2010 to the deferred tax liability related to Kinder Morgan’s investment in NGPL, and (v) an adjustment to the deferred tax liability related to Kinder Morgan’s investment in KMP recorded in the third quarter of 2011. These increases are partially offset by adjustments to Kinder Morgan’s income tax reserve for uncertain tax positions primarily due to expiration of statutes.

Results of Operations-Annual Periods

The 2008 sale of Kinder Morgan’s 80% interest in NGPL, the 2008 goodwill impairments described in “—Critical Accounting Policies and Estimates—Intangible Assets” above, the 2010 impairment charge related to Kinder Morgan’s investment in NGPL, the 2010 rate case liability adjustments, the 2010 settlement of litigation related to the Going Private Transaction and other acquisitions and divestitures (including the transfer of certain assets to KMP), among other factors, affect comparisons of Kinder Morgan’s financial position and results of operations between certain periods.

Consolidated

	Year Ended December 31,
	2010	2009	2008
	(In millions)
Segment earnings (loss) before depreciation, depletion and amortization expense and amortization of excess cost of equity investments(a)
Products Pipelines—KMP(b)	$496.9	$584.0	$(722.0)
Natural Gas Pipelines—KMP(c)	828.9	788.7	(1,344.3)
CO2—KMP(d)	1,018.2	878.5	896.1
Terminals—KMP(e)	640.3	596.4	(156.5)
Kinder Morgan Canada—KMP(f)	181.6	154.5	152.0
NGPL PipeCo LLC(g)	(399.0)	42.5	129.8
Power	4.1	4.8	5.7

Segment earnings (loss) before depreciation, depletion and amortization expense and amortization of excess cost of equity investments	2,771.0	3,049.4	(1,039.2)
Depreciation, depletion and amortization expense	(1,078.8)	(1,070.2)	(918.4)
Amortization of excess cost of equity investments	(5.8)	(5.8)	(5.7)
NGPL PipeCo LLC fixed fee revenue(h)	47.2	45.8	39.0
Other revenues	3.6	—	—
General and administrative expenses(i)	(631.1)	(373.0)	(352.5)
Unallocable interest and other, net(j)	(652.6)	(583.7)	(623.6)

Income (loss) from continuing operations before income taxes	453.5	1,062.5	(2,900.4)
Unallocable income tax expense(a)	(153.2)	(289.7)	(301.9)

Income (loss) from continuing operations	300.3	772.8	(3,202.3)
Income (loss) from discontinued operations, net of tax	(0.7)	0.3	(0.9)

Net (loss) income	299.6	773.1	(3,203.2)
Net income attributable to noncontrolling interests	(340.9)	(278.1)	(396.1)

Net (loss) income attributable to Kinder Morgan, Inc.(k)	$(41.3)	$495.0	$(3,599.3)

(a)	KMP’s income taxes expenses for the years ended December 31, 2010, 2009 and 2008 were $14.4 million, $36.9 million and $2.4 million, respectively, and are included in segment earnings.
(b)

2010 amount includes (i) a $172.0 million increase in expense associated with rate case liability adjustments; (ii) an $18.0 million decrease in income associated with combined property environmental expenses and the demolition of physical assets in preparation for the sale of KMP’s Gaffey Street, California land; (iii) a $2.5 million increase in expense associated with environmental liability adjustments; (iv) an $8.8 million gain from the sale of a 50% ownership interest in the Cypress pipeline system and the revaluation of its remaining interest to fair value; (v) a $0.7 million increase in income resulting from unrealized foreign currency gains on long-term debt transactions and (vi) $7.6 million decrease in earnings related to assets sold which had been revalued as part of the Going Private Transaction and recorded in the application of the purchase method of accounting. 2009 amount includes (i) a $23.0 million increase in expense associated with adjustments to long-term receivables for environmental cost recoveries; (ii) an

$18.0 million increase in expense associated with rate case and other legal liability adjustments; (iii) an $11.5 million increase in expense associated with environmental liability adjustments; (iv) a $1.7 million increase in income resulting from unrealized foreign currency gains on long-term debt transactions; (v) a $0.2 million increase in income from hurricane casualty gains and (vi) $0.5 million decrease in earnings related to assets sold which had been revalued as part of the Going Private Transaction and recorded in the application of the purchase method of accounting. 2008 amount includes (i) a combined $10.0 million decrease in income from the proposed settlement of certain litigation matters related to KMP’s Pacific operations’ East Line pipeline and other legal liability adjustments; (ii) a combined $10.0 million decrease in income associated with environmental liability adjustments; (iii) a $3.6 million decrease in income resulting from unrealized foreign currency losses on long-term debt transactions; (iv) a combined $2.7 million decrease in income resulting from refined product inventory losses and certain property, plant and equipment write-offs; (v) a $0.3 million decrease in income related to hurricane clean-up and repair activities, (vi) non-cash goodwill impairment adjustments of $1,266.5 million and (vii) $0.4 million decrease in earnings related to assets sold which had been revalued as part of the Going Private Transaction and recorded in the application of the purchase method of accounting.
(c)	2010 amount includes (i) a $0.4 million increase in income from certain measurement period adjustments related to KMP’s October 1, 2009 natural gas treating business acquisition and (ii) a combined $7.4 million decrease in earnings related to sales and valuation adjustments of assets which had been revalued as part of the Going Private Transaction and recorded in the application of the purchase method of accounting. 2009 amount includes (i) a $7.8 million increase in income from hurricane casualty gains; (ii) a decrease in income of $5.6 million resulting from unrealized mark to market gains and losses due to the discontinuance of hedge accounting at Casper Douglas; (iii) a $0.1 million increase in expense associated with adjustments to long-term receivables for environmental cost recoveries and (iv) a combined $0.9 million decrease in earnings related sales and valuation adjustments of assets which had been revalued as part of the Going Private Transaction and recorded in the application of the purchase method of accounting. 2008 amount includes (i) a combined $5.6 million increase in income resulting from unrealized mark to market gains and losses due to the discontinuance of hedge accounting at Casper Douglas; (ii) a $0.5 million decrease in expense associated with environmental liability adjustments; (iii) a $5.0 million increase in expense related to hurricane clean-up and repair activities; (iv) a $0.3 million increase in expense associated with legal liability adjustments; (v) a non-cash goodwill impairment adjustments of $2,090.2 million and (vi) a combined $1.7 million decrease in earnings related to sales and valuation adjustments of assets which had been revalued as part of the Going Private Transaction and recorded in the application of the purchase method of accounting.
(d)	2010 amount includes (i) a $5.3 million unrealized gain on derivative contracts used to hedge forecasted crude oil sales and (ii) increases in earnings resulting from valuation adjustments of $52.7 million related to derivative contracts in place at the time of the Going Private Transaction and recorded in the application of the purchase method of accounting. 2009 amount includes (i) a $13.5 million unrealized loss on derivative contracts used to hedge forecasted crude oil sales and (ii) increases in earnings resulting from valuation adjustments of $95.6 million related to derivative contracts in place at the time of the Going Private Transaction and recorded in the application of the purchase method of accounting. 2008 amount includes (i) a $0.3 million increase in expense associated with environmental liability adjustments and (ii) increases in earnings resulting from valuation adjustments of $136.2 million related to derivative contracts in place at the time of the Going Private Transaction and recorded in the application of the purchase method of accounting.
(e)

2010 amount includes (i) a combined $7.4 million decrease in income from casualty insurance deductibles and the write-off of assets related to casualty losses; (ii) a combined $4.1 million decrease in income from the amounts previously reported in KMP’s 2010 fourth quarter earnings release issued on January 19, 2011, associated with a write-down of the carrying value of net assets to be sold to their estimated fair values as of December 31, 2010; (iii) a $0.6 million increase in expense related to storm and flood clean-up and repair activities; (iv) a $6.7 million casualty indemnification gain related to a 2008 fire at the Pasadena, Texas liquids terminals; (v) a $0.2 million decrease in expense from certain measurement period adjustments related to KMP’s March 5, 2010 Slay Industries terminal acquisition and (vi) a decreases in earnings of $1.0 million related to assets sold, which had been revalued as part of the Going Private Transaction and recorded in the application of the purchase method of accounting. 2009 amount includes (i) a combined $24.0 million increase in income from hurricane and fire casualty gains and clean-up and repair activities; (ii) a $0.5 million decrease in expense associated with legal liability adjustments related to a litigation matter involving the Staten Island liquids terminal; (iii) a $0.9 million increase in expense associated with environmental liability adjustments; (iv) a $0.7 million increase in expense associated with adjustments to long-term receivables for environmental cost recoveries and (v) a decreases in earnings of $2.6 million related to assets sold, which had been revalued as part of the Going Private Transaction and recorded in the application of the purchase method of accounting. 2008 amount includes (i) a combined $7.2 million decrease in income related to fire damage and repair activities; (ii) a combined $5.7 million decrease in income related to hurricane clean-up and repair activities; (iii) a combined $2.8 million increase in expense from both the settlement of certain litigation matters related to KMP’s Elizabeth River bulk terminal and its Staten Island liquids terminal, and other legal liability adjustments; (iv) a $0.6 million decrease in expense associated with environmental liability adjustments; (v) a non-cash goodwill impairment charge of $676.6 million and (vi) decreases in earnings of $3.7 million related to assets sold, which had been revalued as part of the Going Private Transaction and recorded in the application of the purchase method of accounting.
(f)	2009 amount includes a $14.9 million increase in expense primarily due to certain non-cash regulatory accounting adjustments to the carrying amount of the previously established deferred tax liability, and a $3.7 million decrease in expense due to a certain non-cash accounting adjustment related to book tax accruals made by the Express pipeline system. 2008 amount includes a $19.3 million decrease in expense associated with favorable changes in Canadian income tax rates, and a combined $18.9 million increase in expense due to certain non-cash Trans Mountain regulatory accounting adjustments.
(g)	2010 amount includes a non-cash investment impairment charge, which was recorded in the amount of $430.0 million (pre-tax); see Note 6 of Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus. Effective February 15, 2008, Kinder Morgan sold an 80% ownership interest in NGPL PipeCo LLC. As a result of the sale, beginning February 15, 2008, Kinder Morgan accounts for its 20% ownership interest in NGPL PipeCo LLC as an equity method investment.
(h)	General administration fixed fee charges under an Operations and Reimbursement Agreement.
(i)	Includes unallocated litigation and environmental expenses. 2010 amount includes (i) a $4.2 million increase in expense for certain asset and business acquisition costs; (ii) a $1.6 million increase in legal expense associated with items disclosed in these footnotes such as legal settlements and pipeline failures; (iii) a $0.2 million decrease in expense related to capitalized overhead costs associated with the 2008 hurricane season and (iv) a $200 million (pre-tax) Going Private Transaction litigation settlement; see Note 16 of Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus. 2009 amount includes (i) a $2.3 million increase in expense for certain asset and business acquisition costs, which under prior accounting standards would have been capitalized; (ii) a $1.3 million increase in expense for certain land transfer taxes associated with the April 30, 2007 Trans Mountain acquisition and (iii) a $2.7 million decrease in expense related to capitalized overhead costs associated with the 2008 hurricane season. 2008 amount includes (i) a $0.9 million increase in expense for certain Express pipeline system acquisition costs; (ii) a $0.4 million increase in expense resulting from the write-off of certain acquisition costs, which under prior accounting standards would have been capitalized; (iii) a $0.1 million increase in expense related to hurricane clean-up and repair activities and (iv) a $2.0 million decrease in expense due to the adjustment of certain insurance related liabilities.
(j)	2010 and 2009 amounts include increase in imputed interest expense of $1.1 million and $1.6 million, respectively, related to the January 1, 2007 Cochin Pipeline acquisition. Also, 2010 amount includes a gain of $16.1 million related to the sale of Triton Power on October 22, 2010. 2008 amount includes (i) a $7.1 million decrease in interest expense due to certain non-cash Trans Mountain regulatory accounting adjustments; (ii) a $2.0 million increase in imputed interest expense related to the January 1, 2007 Cochin Pipeline acquisition and (iii) a $0.2 million increase in interest expense related to the proposed settlement of certain litigation matters related to KMP Pacific operations’ East Line pipeline.

(k)	2010 amount includes a reduction of approximately $107 million (after-tax) in the income recognized from Kinder Morgan’s interest in the general partner due to a KMP interim capital transaction. See Note 16 of Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

Year Ended December 31, 2010 vs. 2009

Kinder Morgan’s total revenues for 2010 and 2009 were $8.2 billion and $7.2 billion, respectively. For 2010 the net loss attributable to Kinder Morgan, Inc. totaled $41.3 million as compared to income of $495.0 million in 2009. Net income attributable to Kinder Morgan, Inc. for 2010 was negatively impacted by (i) a $128 million (after-tax) Going Private Transaction litigation settlement; (ii) approximately $107 million (after-tax) from a reduction in the income Kinder Morgan recognized from its interest in the general partner due to a KMP distribution of cash from interim capital transactions and (iii) approximately $275 million (after-tax) from an investment impairment charge recorded in the first quarter of 2010.

For the comparable periods, total segment earnings before depreciation, depletion and amortization, sometimes referred to as “earnings before DD&A,” decreased $278.4 million (9%) in 2010; however, the overall decrease included a decrease in earnings of $617.1 million from the combined effect of the certain items impacting earnings before DD&A described in the footnotes to the table above (combining to affect total segment earnings before depreciation, depletion and amortization by a $575.8 million decrease and a $41.3 million increase in 2010 and 2009, respectively). The two primary items described in the footnotes to the table above contributing to the $575.8 million decrease in total segment earnings before depreciation, depletion and amortization for 2010 were (i) a $430 million (pre-tax) impairment of Kinder Morgan’s investment in NGPL and (ii) a $172 million (pre-tax) expense associated with the Products Pipeline—KMP litigation. The remaining $338.7 million (11%) increase in total segment earnings before depreciation, depletion and amortization in 2010 versus 2009 resulted from better performance from all five of KMP’s reportable business segments, mainly due to increases attributable to the CO2—KMP and Terminals—KMP business segments. The Going Private Transaction litigation settlement and KMP interim capital transaction discussed in footnotes (i) and (k) to the above table, respectively, did not impact earnings before DD&A.

During 2010, KMP benefitted from (i) higher revenues from crude oil, natural gas liquids and carbon dioxide sales, due largely to the positive impact of higher energy prices—primarily in the last six months of the year—relative to 2009; (ii) incremental earnings from the shale gas gathering and treating services offered by the Kinder Morgan Natural Gas Treating operations and KMP’s 50%-owned KinderHawk Field Services; (iii) higher revenues from refined petroleum products delivery revenues by KMP’s West Coast products pipelines and higher earnings from ethanol related handling activities at its West Coast and Southeast products terminal operations; (iv) the positive impact from a full year of operations from Kinder Morgan Louisiana and KMP’s 50%-owned Midcontinent Express natural gas pipeline systems and (v) incremental earnings from both newly acquired and expanded bulk and liquids terminal operations.

Year Ended December 31, 2009 vs. 2008

Kinder Morgan’s total revenues for 2009 and 2008 were $7.2 billion and $12.1 billion, respectively. For 2009 the net income attributable to Kinder Morgan, Inc. totaled $0.5 billion as compared to a loss of $3.6 billion in 2008. The increase in Kinder Morgan, Inc.’s net income for 2009 as compared to 2008 is primarily due to non-cash goodwill impairment charges that were recorded in the second quarter of 2008 to each segment as follows: Products Pipelines—KMP – $1.26 billion, Natural Gas Pipelines—KMP – $2.09 billion, and Terminals—KMP – $677 million, for a total impairment of $4.03 billion.

Impact of the Purchase Method of Accounting on Segment Earnings (Loss)

The impacts of the purchase method of accounting on segment earnings (loss) before DD&A relate primarily to the revaluation of the accumulated other comprehensive income related to derivatives accounted for as hedges in the CO2—KMP and Natural Gas Pipelines—KMP segments. Where there is an impact to segment earnings (loss) before DD&A from the Going Private Transaction, the impact is described in the individual business segment discussions, which follow. The effects on DD&A expense result from changes in the carrying values of certain tangible and intangible assets to their estimated fair values as of May 30, 2007. This revaluation results in changes to DD&A expense in periods subsequent to May 30, 2007. The purchase accounting effects on “Unallocable interest and other, net” result principally from the revaluation of certain debt instruments to their estimated fair values as of May 30, 2007, resulting in changes to interest expense in subsequent periods.

Segment earnings before depreciation, depletion and amortization expenses

Certain items included in earnings from continuing operations are either not allocated to business segments or are not considered by management in its evaluation of business segment performance. In general, the items not included in segment results are interest expense, general and administrative expenses, DD&A and unallocable income taxes. Kinder Morgan currently evaluates business segment performance primarily based on segment earnings before DD&A in relation to the level of capital employed. Because KMP’s partnership agreement requires it to distribute 100% of its available cash to its partners on a quarterly basis (KMP’s available cash consists primarily of all of its cash receipts, less cash disbursements and changes in reserves), Kinder Morgan considers each period’s earnings before all non-cash depreciation, depletion and amortization expenses to be an important measure of business segment performance for Kinder Morgan’s segments that are also segments of KMP. Kinder Morgan accounts for intersegment sales at market prices. Kinder Morgan accounts for the transfer of net assets between entities under common control by carrying forward the net assets recognized in the balance sheets of each combining entity to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. Transfers of net assets between entities under common control do not affect the income statement of the combined entity.

Products Pipelines—KMP

	Year Ended December 31,
	2010	2009	2008
	(In millions, except operating statistics)
Revenues(a)	$883.0	$826.6	$815.9
Operating expenses(b)	(414.6)	(269.5)	(291.0)
Other expense(c)	(11.8)	(1.1)	(3.0)
Goodwill impairment(d)	—	—	(1,266.5)
Earnings from equity investments(e)	22.8	18.7	15.7
Interest income and Other, net(f)	16.4	12.4	2.0
Income tax benefit (expense)(g)	1.1	(3.1)	4.9

Earnings (loss) before depreciation, depletion and amortization expense and amortization of excess cost of equity investments	$496.9	$584.0	$(722.0)

Gasoline (MMBbl)(h)	403.5	400.1	398.4
Diesel fuel (MMBbl)	148.3	143.2	157.9
Jet fuel (MMBbl)	106.2	111.4	117.3

Total refined product volumes (MMBbl)	658.0	654.7	673.6
Natural gas liquids (MMBbl)	25.2	26.5	27.3

Total delivery volumes (MMBbl)(i)	683.2	681.2	700.9

Ethanol (MMBbl)(j)	29.9	23.1	18.7

(a)	2008 amount includes a $5.1 million decrease in revenues from the proposed settlement of certain litigation matters related to the Pacific operations’ East Line pipeline.
(b)	2010, 2009 and 2008 amounts include increases in expense of $2.5 million, $11.5 million and $9.2 million, respectively, associated with environmental liability adjustments. 2010 amount also includes a $172.0 million increase in expense associated with rate case liability adjustments, and a $14.1 million increase in expense associated with environmental clean-up expenses and the demolition of physical assets in preparation for the sale of KMP’s Gaffey Street, California land. 2009 amount also includes a $23.0 million increase in expense associated with adjustments to long-term receivables for environmental cost recoveries, and an $18.0 million increase in expense associated with rate case and other legal liability adjustments. 2008 amount also includes a combined $5.0 million increase in expense from the proposed settlement of certain litigation matters related to the Pacific operations’ East Line pipeline and other legal liability adjustments, a $0.5 million increase in expense resulting from refined product inventory losses, and a $0.2 million increase in expense related to hurricane clean-up and repair activities.
(c)	2010 amount includes disposal losses of $3.9 million related to the retirement of KMP’s Gaffey Street, California land. 2009 amount includes a gain of $0.2 million from hurricane casualty indemnifications. 2008 amount includes a $2.2 million decrease in income resulting from certain property, plant and equipment write-offs. Also, 2010, 2009 and 2008 amounts include $7.6 million, $0.5 million and $0.4 million, respectively, of decreases in earnings related to property disposal losses, which had been revalued as part of the Going Private Transaction and recorded in the application of the purchase method of accounting.
(d)	2008 amount includes non-cash goodwill impairment adjustments of $1,266.5 million.
(e)	2008 amount includes an expense of $1.3 million associated with the portion of environmental liability adjustments on Plantation Pipe Line Company, and an expense of $0.1 million reflecting KMP’s portion of Plantation Pipe Line Company’s expenses related to hurricane clean-up and repair activities.
(f)	2010, 2009 and 2008 amounts include a $0.7 million increase in income, a $1.7 million increase in income, and a $3.6 million decrease in income, respectively, resulting from unrealized foreign currency gains and losses on long-term debt transactions. 2010 amount also includes an $8.8 million gain from the sale of a 50% ownership interest in the Cypress pipeline system and the revaluation of KMP’s remaining interest in the Cypress pipeline to its fair value.
(g)	2008 amount includes a $0.5 million decrease in expense reflecting the tax effect (savings) on a proportionate share of environmental expenses incurred by Plantation Pipe Line Company and described in footnote (e), and a $0.1 million decrease in expense reflecting the tax effect (savings) on the incremental legal expenses described in footnote (b).
(h)	Volumes include ethanol pipeline volumes.
(i)	Includes Pacific, Plantation, Calnev, Central Florida, Cochin, and Cypress pipeline volumes.
(j)	Represents total ethanol volumes, including ethanol pipeline volumes.

Combined, the certain items described in the footnotes to the table above decreased segment earnings before depreciation, depletion and amortization expenses by $190.6 million in 2010, $51.1 million in 2009 and $1,293.5 million in 2008 and decreased revenues by $5.1 million in 2008. Following is information related to the remaining increases and decreases in the segment’s (i) earnings before depreciation, depletion and amortization expenses and (ii) operating revenues in both 2010 and 2009, when compared to the respective prior year:

Year Ended December 31, 2010 versus Year Ended December 31, 2009

	EBDA increase/(decrease)		Revenues increase/(decrease)
	(In millions, except percentages)
Pacific operations	$40.0	15%	$49.9	13%
Southeast Terminals	14.9	28%	12.0	15%
West Coast Terminals	10.5	16%	10.7	12%
Plantation Pipeline	3.2	8%	(0.3)	(1)%
Central Florida Pipeline	2.9	6%	1.4	2%
Cochin Pipeline	(20.4)	(38)%	(16.6)	(27)%
All others (including eliminations)	1.3	1%	(0.7)	(1)%

Total Products Pipelines—KMP	$52.4	8%	$56.4	7%

The primary increases and decreases in the Products Pipelines—KMP business segment’s earnings before depreciation, depletion and amortization expenses in 2010 compared to 2009 were attributable to the following:

•

a $40.0 million (15%) increase in earnings from the Pacific operations—due largely to a $49.9 million (13%) increase in operating revenues, consisting of a $32.1 million (11%) increase in mainline delivery revenues and a $17.8 million (17%) increase in fee-based terminal revenues. The increase in pipeline delivery revenues was attributable to higher average tariff rates in 2010 (due in part to FERC-approved rate increases) and to military tender rate increases. Overall mainline delivery volumes were essentially flat across both years. The increase in terminal revenues was mainly attributable to incremental ethanol handling services that were due in part to mandated increases in ethanol blending rates in California since the end of 2009. For all segment assets combined, ethanol volumes handled increased 29% in 2010;

•

a $14.9 million (28%) increase in earnings from the Southeast terminal operations—due to both increased ethanol throughput, driven by continued high demand in the ethanol and biofuels markets, and higher product inventory gains relative to the prior year;

•

a $10.5 million (16%) increase in earnings from the West Coast terminal operations—driven by higher warehousing revenues and incremental customers at KMP’s combined Carson/Los Angeles Harbor terminal system, incremental biodiesel revenues from KMP’s liquids facilities located in Portland, Oregon, and incremental earnings contributions from the terminals’ Portland, Oregon Airport pipeline, which was acquired on July 31, 2009;

•

a $3.2 million (8%) increase in earnings from KMP’s 51%-owned Plantation Pipe Line Company—due to higher net income earned by Plantation in 2010. The increase in Plantation’s earnings (on a 100% basis) was driven by both higher products transportation revenues and higher oil loss allowance revenues. The increase in transportation revenues was due to an overall 2% increase in pipeline throughput volumes in 2010, due in part to an upgrade at a refinery in Louisiana and to mainline allocation on a competing pipeline. The increase in oil loss allowance revenues was associated with the increase in volumes and an increase in products prices, relative to the prior year;

•	a $2.9 million (6%) increase in earnings from the Central Florida Pipeline—due mainly to incremental product inventory gains and partly to higher ethanol handling revenues; and

•

a $20.4 million (38%) decrease in earnings from the Cochin pipeline system—attributable to a $16.6 million (27%) drop in revenues and a $3.8 million (35%) increase in operating expenses. The lower revenues reflected a 32% decline in system delivery volumes, which resulted mainly from lower propane volumes due to milder weather, a drop in grain drying demand, and to the negative impacts from unfavorable tariff changes in 2010. The decrease in earnings from higher operating expenses was primarily related to favorable settlements reached in the first quarter of 2009 with the seller of the remaining approximate 50.2% interest in the Cochin pipeline system that KMP purchased on January 1, 2007.

Year Ended December 31, 2009 versus Year Ended December 31, 2008

	EBDA increase/(decrease)		Revenues increase/(decrease)
	(In millions, except percentages)
Pacific operations	$21.2	8%	$4.2	1%
West Coast Terminals	13.4	25%	12.8	16%
Central Florida Pipeline	9.2	22%	10.7	20%
Transmix operations	7.7	26%	6.2	15%
Plantation Pipeline	3.8	10%	(24.9)	(57)%
Calnev Pipeline	3.3	6%	(0.2)	—
All others (including eliminations)	5.0	5%	(3.2)	(2)%

Total Products Pipelines—KMP	$63.6	11%	$5.6	1%

All of the assets and operations included in the Products Pipelines—KMP business segment reported higher earnings before depreciation, depletion and amortization expenses in 2009 when compared to 2008, and the primary increases and decreases in earnings were attributable to the following:

•

a $21.2 million (8%) increase in earnings from the Pacific operations—driven by an $18.8 million decrease in combined operating expenses and a $4.2 million increase in total operating revenues, relative to 2008. The decrease in operating expenses was primarily due to (i) overall cost reductions (due in part to a 4% decrease in overall mainline delivery volumes) and delays in certain non-critical spending; (ii) lower fuel and power, and outside services expenses; (iii) higher product gains; (iv) lower right-of-way and environmental expenses and (v) lower legal expenses (due in part to incremental expenses associated with certain litigation settlements reached in 2008). The increase in revenues was driven by higher delivery revenues to U.S. military customers, due to both military tender increases and 2009 tariff rate increases which positively impacted the California products delivery revenues, and higher terminal revenues, primarily related to incremental ethanol handling services;

•

a $13.4 million (25%) increase in earnings from the West Coast terminal operations—largely revenue related, and due in part to the completion of a number of capital expansion projects that modified and upgraded terminal infrastructure since the end of 2008. Revenues at the combined Carson/Los Angeles Harbor terminal complex increased $8.8 million, due mainly to increased warehouse charges (escalated warehousing contract rates resulting from customer contract revisions made since the end of 2008) and to year-over-year customer growth (including incremental terminaling for U.S. defense fuel services). Revenues from the remaining West Coast facilities increased $4.0 million, due mostly to additional throughput and storage services associated with renewable fuels (both ethanol and biodiesel);

•

a $9.2 million (22%) increase in earnings from the Central Florida Pipeline—driven by incremental ethanol revenues and higher refined products delivery revenues. The increase from ethanol handling resulted from completed capital expansion projects that provided ethanol storage and terminal service beginning in mid-April 2008 at the Tampa and Orlando terminals. The increase in pipeline delivery revenues was driven by higher average transportation rates that reflect two separate mid-year tariff rate increases that became effective July 1, 2009 and 2008;

•

a $7.7 million (26%) increase in earnings from the transmix operations—mainly due to a combined $8.0 million increase in revenues, recognized in August 2009, that was associated with certain true-ups related to transmix settlement gains (including tank gains and incremental loss allowance gains);

•

a $3.8 million (10%) increase in earnings from the equity ownership in Plantation Pipe Line Company. Plantation’s net income (on a 100% basis) increased in 2009 as a result of both higher pipeline transportation revenues and higher other non-operating income. The increase in transportation revenues was due to higher volumes and higher average tariffs, and the increase in other income was due largely to insurance reimbursements related to the settlement of certain previous environmental matters. The overall $24.9 million (57%) decrease in revenues associated with KMP’s investment in Plantation was mainly due to a restructuring of the Plantation operating agreement between ExxonMobil and KMP. On January 1, 2009, both parties agreed to reduce the fixed operating fees KMP earns from operating the pipeline and to charge pipeline operating expenses directly to Plantation. The change had a minimal impact to KMP’s earnings, as the drop in revenues was more than offset by a corresponding $26.9 million decrease in combined operating expenses; and

•

a $3.3 million (6%) increase in earnings from the Calnev Pipeline—driven by a $2.9 million reduction in combined fuel and power expenses. The drop in fuel and power expenses was due primarily to an overall 8% decrease in refined products delivery volumes in 2009, chiefly due to lower diesel volumes.

Natural Gas Pipelines—KMP

	Year Ended December 31,
	2010	2009	2008
	(In millions, except operating statistics)
Revenues(a)	$4,416.5	$3,806.9	$8,422.0
Operating expenses(b)	(3,756.8)	(3,192.7)	(7,803.3)
Other income (expense)(c)	(0.9)	6.6	0.2
Goodwill impairment(d)	—	—	(2,090.2)
Earnings from equity investments	169.1	141.8	113.4
Interest income and other, net-income	4.3	31.8	16.3
Income tax expense	(3.3)	(5.7)	(2.7)
Earnings (loss) before depreciation, depletion and amortization expense and amortization of excess cost of equity investments	$828.9	$788.7	$(1,344.3)

Natural gas transport volumes (Bcf)(e)	2,584.2	2,285.1	2,008.6

Natural gas sales volumes (Bcf)(f)	797.9	794.5	866.9

(a)	2010 amount includes a $0.4 million increase in revenues from certain measurement period adjustments related to the October 1, 2009 natural gas treating business acquisition.
(b)

2009 and 2008 amounts include a $5.6 million decrease in income and a $5.6 million increase in income, respectively, resulting from unrealized mark to market gains and losses due to the discontinuance of hedge accounting at Casper Douglas. Beginning in the second quarter of 2008, the Casper and Douglas gas processing operations discontinued hedge accounting, and the last of the related derivative contracts expired in December 2009. 2009 amount also includes a $0.1 million increase in expense associated with adjustments to long-term receivables for environmental cost recoveries. 2008 amount also includes a $5.0 million increase in expense related to hurricane clean-up and repair activities, a $0.3 million increase in expense associated with legal liability adjustments, and a $0.5 million decrease in expense associated with environmental liability adjustments. Also, amounts include (i) a decrease in earnings of $6.5 million for the year ended 2010 related to a valuation adjustment to cushion gas and (ii) increases in earnings of $0.3 million and $0.8 million for the years ended 2009 and 2008, respectively, related to valuation adjustments to derivative contracts in place. These assets had been revalued as part of the Going Private Transaction and recorded in the application of the purchase method of accounting.
(c)	2009 amount includes gains of $7.8 million from hurricane casualty indemnifications. Also, 2010, 2009 and 2008 amounts include $0.9 million, $1.2 million and $3.1 million, respectively, in decreased earnings related to assets sold, and 2008 amount also includes a $0.6 million increase in earnings related to valuation adjustments of assets. These assets had been revalued as part of the Going Private Transaction and recorded in the application of the purchase method of accounting.
(d)	2008 amount includes non-cash goodwill impairment adjustments of $2,090.2 million.
(e)	Includes Kinder Morgan Interstate Gas Transmission LLC, Trailblazer Pipeline Company LLC, TransColorado Gas Transmission Company LLC, Rockies Express Pipeline LLC, Midcontinent Express Pipeline LLC, Kinder Morgan Louisiana Pipeline LLC and Texas intrastate natural gas pipeline group pipeline volumes.
(f)	Represents Texas intrastate natural gas pipeline group volumes.

Combined, the certain items described in the footnotes to the table above decreased segment earnings before depreciation, depletion and amortization expenses by $7.0 million in 2010, increased earnings before depreciation, depletion and amortization expenses by $1.2 million in 2009 and decreased earnings before depreciation, depletion and amortization expenses by $2,091.1 million in 2008, and increased revenues by $0.4 million in 2010. Following is information related to the remaining increases and decreases in the segment’s (i) earnings before depreciation, depletion and amortization expenses and (ii) operating revenues in both 2010 and 2009, when compared to the respective prior year.

Year Ended December 31, 2010 versus Year Ended December 31, 2009

	EBDA increase/(decrease)		Revenues increase/(decrease)
	(In millions, except percentages)
Kinder Morgan Natural Gas Treating	$33.8	360%	$48.1	339%
KinderHawk Field Services(a)	19.5	n/a	—	—
Midcontinent Express Pipeline(a)	15.4	105%	—	—
Kinder Morgan Louisiana Pipeline	14.1	34%	42.5	167%
Casper and Douglas Natural Gas Processing	8.8	71%	30.5	41%
Kinder Morgan Interstate Gas Transmission	(17.2)	(14)%	3.8	2%
Texas Intrastate Natural Gas Pipeline Group	(16.0)	(4)%	487.6	14%
Rockies Express Pipeline(a)	(10.0)	(10)%	—	—
All others (including eliminations)	—	—	(3.3)	(3)%

Total Natural Gas Pipelines—KMP	$48.4	6%	$609.2	16%

(a)	Equity investments. KMP records earnings under the equity method of accounting, but it receives distributions in amounts essentially equal to equity earnings plus depreciation and amortization expenses less sustaining capital expenditures.

The overall increase in the Natural Gas Pipelines—KMP business segment’s earnings before depreciation, depletion and amortization expenses in 2010 compared to 2009 was driven by incremental contributions from both the Kinder Morgan Natural Gas Treating operations and KMP’s 50%-owned KinderHawk Field Services LLC, and by the inclusion of a full year of operations from both its 50%-owned Midcontinent Express pipeline system and its fully-owned Kinder Morgan Louisiana pipeline system.

KMP acquired the majority of the Kinder Morgan Natural Gas Treating operations from Crosstex Energy, Inc. on October 1, 2009, and it acquired the remaining portion from Gas-Chill, Inc. on September 1, 2010. The business consists of multiple natural gas treating plants, predominantly located in Texas and Louisiana, which are used to remove impurities and liquids from natural gas in order to meet pipeline quality specifications. Combined, the acquired treating assets contributed incremental earnings before depreciation, depletion and amortization of $33.8 million, revenues of $48.1 million and operating expenses of $14.1 million in 2010.

KMP acquired its 50% ownership interest in KinderHawk Field Services LLC on May 21, 2010. The joint venture gathers and treats natural gas originating from the Haynesville shale gas formation located in northwest Louisiana. Petrohawk Energy Corporation owns the remaining 50% ownership interest.

The increase in earnings from KMP’s equity investment in the Midcontinent Express pipeline system was due to the inclusion of a full year of operations in 2010 and to an expansion of natural gas transportation service since the end of 2009. Midcontinent Express system initiated interim natural gas transportation service for its Zone 1 pipeline segment on April 10, 2009, achieved full Zone 1 service on May 21, 2009, and achieved full Zone 2 service on August 1, 2009. In addition, in June 2010, Midcontinent Express completed two natural gas compression projects that increased Zone 1 capacity from 1.5 to 1.8 billion cubic feet per day, and Zone 2 capacity from 1.0 to 1.2 billion cubic feet per day. The incremental capacity is fully subscribed with ten-year binding shipper agreements.

KMP commenced limited natural gas transportation service on its Kinder Morgan Louisiana natural gas pipeline system in April 2009, and it completed construction and began full transportation service on the system’s remaining portions on June 21, 2009. For the comparable periods of 2010 and 2009, the increase in earnings consisted of a $36.6 million increase in system operating income (revenues less operating expenses), due mainly to incremental transportation service, and a $22.5 million decrease in non-operating other income, primarily due to higher non-operating other income realized in 2009 pursuant to FERC regulations governing allowances for capital funds that are used for pipeline construction costs (an equity cost of capital allowance).

Other year-to-year increases and decreases in segment earnings before depreciation, depletion and amortization in 2010 versus 2009 included the following:

•

an $8.8 million (71%) increase in earnings from the Casper Douglas gas processing operations—primarily attributable to higher natural gas processing spreads, resulting from higher percentage increases in natural gas liquids prices (impacting sales) relative to percentage increases in natural gas prices (impacting costs of sales). The $30.5 million (41%) year-to-year increase in revenues was driven by both a 4% increase in natural gas liquids sales volumes and a 41% increase in average natural gas liquids sales prices, when compared to 2009;

•

a $17.2 million (14%) decrease in earnings from the Kinder Morgan Interstate Gas Transmission pipeline system—driven by a $7.2 million decrease due to lower margins on operational sales of natural gas, and a $6.8 million decrease due to lower pipeline net fuel recoveries. Both decreases in earnings were due mainly to lower average natural gas prices in 2010. KMIGT’s operational gas sales are primarily made possible by both collection of fuel in kind pursuant to its currently effective gas transportation tariff, and by recoveries of cushion gas;

•

a $16.0 million (4%) overall decrease in earnings from the Texas intrastate natural gas pipeline group—driven by (i) a $15.8 million decrease in earnings from overall storage activities (primarily due to lower price spreads due to unfavorable market conditions relative to 2009); (ii) a $3.5 million decrease from lower interest income, due to a one-time natural gas loan to a single customer in 2009; (iii) a $3.4 million decrease due to lower natural gas gains (primarily due to 2009 volume measurement gains related to the normal tracking of natural gas throughout the pipeline system) and (iv) a $2.8 million decrease in natural gas sales margins, largely attributable to higher costs of natural gas supplies relative to sales prices and less favorable market conditions. The overall decrease in earnings in 2010 versus 2009 was partially offset by a $9.5 million increase in earnings due to higher natural gas processing margins, due mainly to higher natural gas liquids prices relative to 2009, and a $3.1 million increase in earnings due to incremental equity earnings from KMP’s 40%-owned Endeavor Gathering LLC, acquired effective November 1, 2009; and

•

a $10.0 million (10%) decrease in earnings from KMP’s 50%-owned Rockies Express pipeline system—reflecting lower net income earned by Rockies Express Pipeline LLC. Compared to the prior year, Rockies Express’ net income (on a 100% basis) dropped $18.1 million (9%) in 2010, when compared to 2009. The overall decrease in earnings consisted of (i) a $70.3 million decrease primarily related to higher interest expenses, net of interest income and (ii) $52.2 million increase from higher system operating income.

The increase in interest expenses was due to higher non-cash allowances for borrowed funds used during construction in 2009 (which reduces interest expenses), and to debt obligations shifting from short-term to long-term at higher interest rates in 2010. The increase in operating income was driven by incremental transportation service revenues related to the completion and start-up of the Rockies Express-East pipeline segment, the third and final phase of the Rockies Express system. Rockies Express-East began initial pipeline service on June 29, 2009 and began full operations on November 12, 2009.

Year Ended December 31, 2009 versus Year Ended December 31, 2008

	EBDA increase/(decrease)		Revenues increase/(decrease)
	(In millions, except percentages)
Kinder Morgan Louisiana Pipeline	$30.2	n/a	$25.3	n/a
Midcontinent Express Pipeline(a)	14.1	n/a	—	—
Rockies Express Pipeline(a)	13.2	16%	—	—
Kinder Morgan Interstate Gas Transmission	9.6	8%	(24.6)	(4)%
Kinder Morgan Gas Treating	9.4	n/a	14.2	n/a
TransColorado Pipeline	(3.5)	(6)%	(2.6)	(4)%
Texas Intrastate Natural Gas Pipeline Group	(34.0)	(9)%	(4,580.7)	(57)%
All others (including eliminations)	1.7	2%	(46.7)	(25)%

Total Natural Gas Pipelines—KMP	$40.7	5%	$(4,615.1)	(55)%

(a)	Equity investments. KMP records earnings under the equity method of accounting, but it receives distributions in amounts essentially equal to equity earnings plus depreciation and amortization expenses less sustaining capital expenditures.

The overall increase in the segment’s earnings before depreciation, depletion and amortization expenses in 2009 compared to 2008 was driven by incremental contributions from the Kinder Morgan Louisiana pipeline system and KMP’s equity investments in the Midcontinent Express and Rockies Express pipeline systems. For the Kinder Morgan Louisiana and Midcontinent Express pipelines, the year-to-year increases in earnings were due mainly to the commencement and/or expansion of natural gas transportation service since the end of 2008, as described above.

For Rockies Express, the increase in earnings was driven by higher equity earnings from both the completion and start-up of the Rockies Express-East pipeline segment, described above, and the inclusion of a full year of operations from the Rockies Express-West pipeline segment, which began initial pipeline service on January 12, 2008, and began full operations on May 20, 2008. The overall increase in earnings in 2009 versus 2008 was partly offset by a decrease in equity earnings due to approximately 60 miles of the Rockies Express-East pipeline segment being shutdown due to a pipeline girth weld failure that occurred on November 14, 2009. The Rockies Express-East line was repaired (following coordination with the U.S. Department of Transportation) and the affected segment returned to reduced capacity on January 27, 2010. Rockies Express-East returned to full service on February 6, 2010, and KMP estimates the negative impact on its equity earnings from the pipeline’s failure in the fourth quarter of 2009 was approximately $16 million.

Following is information on other year-over-year increases and decreases in segment earnings before depreciation, depletion and amortization expenses in 2009 compared to 2008:

•

a $9.6 million (8%) increase in earnings from the Kinder Morgan Interstate Gas Transmission pipeline system—driven by higher margins on operational gas sales, higher firm transportation demand fees (resulting from both system expansions and incremental ethanol customers), and higher pipeline fuel recoveries. The system’s operational gas sales are primarily made possible by its collection of fuel in-kind pursuant to its transportation tariffs and its recovery of storage cushion gas volumes;

•	incremental earnings of $9.4 million from the Kinder Morgan Natural Gas Treating operations—acquired effective October 1, 2009 and discussed above;

•

a $3.5 million (6%) decrease in earnings from the TransColorado pipeline system—primarily due to a $2.6 million (4%) drop in natural gas transportation revenues, and partly due to increases in both pipeline remediation expenses and property tax expenses. The decrease in transportation revenues related primarily to the negative impact caused by the increased transportation service offered by a competing pipeline in 2009; and

•

a $34.0 million (9%) decrease in earnings from the Texas intrastate natural gas pipeline group—mainly attributable to (i) lower margins from natural gas sales, primarily due to lower sales volumes and higher average supply prices relative to average sales prices. The increase in supply prices resulted from a decline in field volumes being replaced with more expensive supplies from more liquid supply locations in 2009; (ii) lower natural gas processing margins, due to unfavorable gross processing spreads as a result of significantly lower average natural gas liquids prices and (iii) higher system operating expenses, due primarily to higher pipeline integrity expenses. The overall decrease in earnings was partially offset by higher natural gas storage margins, which resulted from favorable proprietary and fee based storage activities and from the leasing of additional storage capacity to customers due to completed capital expansion projects since the end of 2008.

The overall changes in both segment revenues and segment operating expenses (which include natural gas costs of sales) in both pairs of comparable years primarily relate to the natural gas purchase and sale activities of the Texas intrastate natural gas pipeline group, with the variances from year-to-year in both revenues and operating expenses mainly due to corresponding changes in the intrastate group’s average prices and volumes for natural gas purchased and sold. The intrastate group both purchases and sells significant volumes of natural gas, which is often stored and/or transported on its pipelines, and because the group generally sells natural gas in the same price environment in which it is purchased, the increases and decreases in its natural gas sales revenues are largely offset by corresponding increases and decreases in its natural gas purchase costs. The intrastate group accounted for 88%, 89% and 95%, respectively, of the segment’s revenues in 2010, 2009 and 2008, and 94%, 95% and 97%, respectively, of the segment’s operating expenses in 2010, 2009 and 2008.

CO2—KMP

	Year Ended December 31,
	2010	2009	2008
	(In millions, except operating statistics)
Revenues(a)	$1,298.4	$1,131.3	$1,269.2
Operating expenses(b)	(308.1)	(271.1)	(391.8)
Earnings from equity investments	22.5	22.3	20.7
Interest income and Other, net-income	4.5	—	1.9
Income tax benefit (expense)	0.9	(4.0)	(3.9)

Earnings before depreciation, depletion and amortization expense and amortization of excess cost of equity investments	$1,018.2	$878.5	$896.1

Carbon dioxide delivery volumes (Bcf)(c)	753.3	774.0	732.1

SACROC oil production (gross)(MBbl/d)(d)	29.2	30.1	28.0

SACROC oil production (net)(MBbl/d)(e)	24.3	25.1	23.3

Yates oil production (gross)(MBbl/d)(d)	24.0	26.5	27.6

Yates oil production (net)(MBbl/d)(e)	10.7	11.8	12.3

Natural gas liquids sales volumes (net)(MBbl/d)(e)	10.0	9.5	8.4

Realized weighted average oil price per Bbl(f)(g)	$59.96	$49.55	$49.42

Realized weighted average natural gas liquids price per Bbl(g)(h)	$51.03	$37.96	$63.00

(a)	2010 and 2009 amounts include unrealized gains of $5.3 million (from increases in revenues) and unrealized losses of $13.5 million (from decreases in revenues), respectively, on derivative contracts used to hedge forecasted crude oil sales. Also, amounts include increases in segment earnings resulting from valuation adjustments of $52.7 million, 95.6 million and $136.2 million for the years ended 2010, 2009 and 2008, respectively, related to derivative contracts in place at the time of the Going Private Transaction and recorded in the application of the purchase method of accounting.
(b)	2008 amount includes a $0.3 million increase in expense associated with environmental liability adjustments.
(c)	Includes Cortez, Central Basin, Canyon Reef Carriers, Centerline, Eastern Shelf and Pecos pipeline volumes.
(d)	Represents 100% of the production from the field. KMP owns an approximately 97% working interest in the SACROC unit and an approximately 50% working interest in the Yates unit.
(e)	Net to KMP after royalties and outside working interests.
(f)	Includes all KMP owned crude oil production properties.
(g)	Hedge gains/losses for crude oil and natural gas liquids are included with crude oil.
(h)	Includes production attributable to leasehold ownership and production attributable to KMP ownership in processing plants and third party processing agreements.

The CO2—KMP segment’s primary businesses involve the production, marketing and transportation of both carbon dioxide (commonly called CO2) and crude oil, and the production and marketing of natural gas and natural gas liquids. Kinder Morgan refers to the segment’s two primary businesses as the Oil and Gas Producing Activities and Sales and Transportation Activities.

Combined, the certain items described in the footnotes to the table above increased both segment revenues and segment earnings before depreciation, depletion and amortization expenses by $58.0 million in 2010, $82.1 million in 2009; and increase segment revenues by $136.2 million and segment earnings before depreciation, depletion and amortization expenses by $135.9 million in 2008. For each of the segment’s two primary businesses, following is information related to the remaining increases and decreases in the segment’s (i) earnings before depreciation, depletion and amortization expenses and (ii) operating revenues in both 2010 and 2009, when compared to the respective prior year:

Year Ended December 31, 2010 versus Year Ended December 31, 2009

	EBDA increase/(decrease)		Revenues increase/(decrease)
	(In millions, except percentages)
Oil and Gas Producing Activities	$114.7	20%	$160.5	19%
Sales and Transportation Activities	49.1	23%	38.0	15%
Intrasegment Eliminations	—	—	(7.3)	(16)%

Total CO2—KMP	$163.8	21%	$191.2	18%

The segment’s overall increase in earnings before depreciation, depletion and amortization expenses in 2010 compared to 2009 was due to higher earnings from both its oil and gas producing activities and its sales and transportation activities. The year-over-year increase in earnings from oil and gas producing activities, which include the operations associated with KMP’s ownership interests in oil-producing fields and natural gas processing plants, was due mainly to the following:

•

a $160.5 million (19%) increase due to higher operating revenues—driven by a $154.4 million (19%) increase in combined crude oil and natural gas plant product sales revenues, due largely to increases of 21% and 34% in the realized weighted average price per barrel of crude oil and natural gas liquids, respectively, and partly to a 5% increase in natural gas liquids sales volumes. The overall increase in sales revenues was somewhat offset by a 5% decline in crude oil sales volumes in 2010; and

•

a $46.8 million (18%) decrease due to higher combined operating expenses—driven by a $29.7 million (326%) increase in tax expenses, other than income tax expenses, and a $14.4 million (8%) increase in operating and maintenance expenses. The increase in other tax expenses, relative to 2009, was due primarily to a $30.3 million reduction in severance tax expenses in 2009 due to prior year overpayments. The increase in operating expenses was mainly due to higher natural gas processing costs related to an increase in processing volumes, and to higher carbon dioxide purchase costs related to higher rates.

Similarly, the year-over-year increase in earnings from the segment’s sales and transportation activities in 2010 was also primarily revenue related, chiefly due to a $37.5 million (22%) increase in carbon dioxide sales revenues. The increase was mainly price-related, driven by a 22% increase in the average sales price for carbon dioxide. Although KMP’s carbon dioxide sales volumes were essentially unchanged across both years, KMP benefitted from higher average carbon dioxide sales prices in 2010 versus 2009 due to both continued strong customer demand for carbon dioxide’s use in oil recovery projects throughout the Permian Basin area and to the positive impact on the portion of its carbon dioxide sales contracts that are tied to crude oil prices, which increased since the end of 2009.

Pipeline revenues from transporting both carbon dioxide and crude oil were essentially flat across 2010 and 2009, and for the CO2—KMP segment combined, total carbon dioxide delivery volumes decreased almost 3% in 2010 versus 2009. The decrease in delivery volumes was mainly due to KMP’s lower consumption of new carbon dioxide at both the SACROC and Yates field units; however, carbon dioxide production from its southwest Colorado source fields increased in 2010, and carbon dioxide delivery volumes on KMP’s 50%-owned Cortez Pipeline increased by 0.5% in 2010, both reflecting a slight increase in third-party sales compared to 2009. KMP’s sales and transportation activities also benefitted from a $5.0 million (123%) decrease in income tax expenses in 2010 versus 2009, primarily due to favorable adjustments to the segment’s accrued Texas margin tax liabilities due to prior year overpayments.

Year Ended December 31, 2009 versus Year Ended December 31, 2008

	EBDA increase/(decrease)		Revenues increase/(decrease)
	(In millions, except percentages)
Oil and Gas Producing Activities	$120.6	26%	$(44.5)	(5)%
Sales and Transportation Activities	(84.4)	(28)%	(78.2)	(23)%
Intrasegment Eliminations	—	—	38.9	46%

Total CO2—KMP	$36.2	5%	$(83.8)	(7)%

Higher year-over-year earnings from the segment’s oil and gas producing activities in 2009 more than offset lower earnings from its sales and transportation activities. Generally, earnings from oil and gas producing activities align closely with revenues earned from both crude oil and natural gas plant products sales, but the $120.6 million (26%) increase in earnings in 2009 was primarily due to the following:

•

a $166.1 million (39%) increase from lower operating expenses—consisting of (i) a $103.6 million (29%) decrease in oil and gas related field operating and maintenance expenses, costs of sales and fuel and power expenses and (ii) a $62.5 million (87%) decrease in taxes, other than income tax expenses. The decrease in operating expenses was primarily due to (i) lower prices charged by the industry’s material and service providers (for items such as outside services, maintenance, and well workover services), which impacted rig costs, other materials and services, and capital and exploratory costs; (ii) lower fuel and utility rates and (iii) the successful negotiation and renewal of lower priced service and supply contracts since the end of 2008. The decrease in other tax expenses was driven by a decrease in severance tax expenses, related both to lower revenues (discussed following) and favorable adjustments in 2009 to accrued severance tax liabilities, due to prior year overpayments; and

•

a $44.5 million (5%) decrease from lower oil and gas related revenues—due primarily to a $61.2 million (32%) decrease in natural gas liquids sales revenues and a $22.9 million (3%) increase in crude oil sales revenues. The overall decrease in natural gas liquids sales revenues resulted from a 40% decrease in the realized weighted average price per barrel of liquids in 2009, partly offset by an increase in revenues resulting from a 13% increase in natural gas liquids sales volumes. The year-over-year volume increase was due in part to the negative impact on sales volumes in 2008 from Hurricane Ike. Hurricane Ike, which made landfall at Galveston, Texas on September 13, 2008, temporarily shut-down third-party fractionation facilities, which caused a decline in natural gas liquids production volumes in and around the Permian Basin area through the end of November 2008.

The $22.9 million (3%) increase in crude oil sales revenues in 2009 versus 2008 was driven by a corresponding 3% increase in crude oil sales volumes. As a result of KMP’s hedging activity, the realized weighted average price per barrel of oil was essentially flat across both 2009 and 2008, although average industry price levels for crude oil increased during 2009.

The $84.4 million (28%) decrease in the segment’s sales and transportation earnings in 2009 compared to 2008 was driven by a $78.2 million (23%) drop in revenues, including both a $65.4 million (28%) decrease in carbon dioxide sales revenues and a $9.7 million (11%) decrease in carbon dioxide and crude oil pipeline transportation revenues. The decrease in carbon dioxide sales revenues was entirely price related, as the segment’s average price received from carbon dioxide sales in 2009 decreased 36% compared to the prior year, reducing revenues by $95.8 million. The decrease resulting from the unfavorable price change more than offset a $30.4 million increase in carbon dioxide sales revenues resulting from higher sales volumes. Total carbon dioxide sales volumes increased by 13% in 2009, due both to carbon dioxide expansion projects completed since the end of 2008, and to continued strong demand for carbon dioxide from tertiary oil recovery projects.

The decrease in carbon dioxide and crude oil pipeline transportation revenues in 2009 versus 2008 was mainly due to lower carbon dioxide transportation revenues from the Central Basin Pipeline, and lower crude oil transportation revenues from the Wink Pipeline. Central Basin’s revenues were negatively impacted by lower weighted average transportation rates, due partly to the fact that a portion of its carbon dioxide transportation contracts is indexed to oil prices, which were lower in 2009. Wink’s drop in revenues in 2009 was primarily due to lower pipeline loss allowance revenues, also resulting from lower market prices for crude oil relative to 2008.

For more information on KMP’s ownership interests in the net quantities of proved oil and gas reserves and its measures of discounted future net cash flows from oil and gas reserves, please see Note 20 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

Terminals—KMP

	Year Ended December 31,
	2010	2009	2008
	(In millions, except operating statistics)
Revenues	$1,265.1	$1,109.0	$1,173.6
Operating expenses(a)	(629.2)	(536.8)	(631.8)
Other income (expense)(b)	3.3	25.0	(6.4)
Goodwill impairment(c)	—	—	(676.6)
Earnings from equity investments	1.7	0.7	2.7
Other, net-income	4.7	3.7	1.7
Income tax expense(d)	(5.3)	(5.2)	(19.7)

Earnings (loss) before depreciation, depletion and amortization expense and amortization of excess cost of equity investments	$640.3	$596.4	$(156.5)

Bulk transload tonnage (MMtons)(e)	92.4	83.0	103.0

Ethanol (MMBbl)	57.9	32.6	30.7

Liquids leasable capacity (MMBbl)	58.2	56.4	54.2

Liquids utilization %	96.2%	96.6%	97.5%

(a)	2010 amount includes (i) a $6.4 million increase in expense from casualty insurance deductibles and the write-off of assets related to casualty losses; (ii) a $0.6 million increase in expense related to storm and flood clean-up and repair activities and (iii) a $0.2 million decrease in expense from certain measurement period adjustments related to KMP’s March 5, 2010 Slay Industries terminal acquisition. 2009 amount includes (i) a $0.9 million increase in expense associated with environmental liability adjustments; (ii) a $0.7 million increase in expense associated with adjustments to long-term receivables for environmental cost recoveries; (iii) a $0.5 million decrease in expense associated with legal liability adjustments related to a litigation matter involving KMP’s Staten Island liquids terminal and (iv) a $0.3 million decrease in expense related to hurricane clean-up and repair activities. 2008 amount includes (i) a $5.3 million increase in expense related to hurricane clean-up and repair activities; (ii) a combined $2.8 million increase in expense from both the settlement of certain litigation matters related to KMP’s Elizabeth River bulk terminal and KMP’s Staten Island liquids terminal, and other legal liability adjustments; (iii) a $1.9 million increase in expense related to fire damage and repair activities and (iv) a $0.6 million decrease in expense, associated with environmental liability adjustments.
(b)

2010 amount includes (i) a $6.7 million casualty indemnification gain related to a 2008 fire at the Pasadena, Texas liquids terminal; (ii) a combined $5.5 million decrease in income from the amounts previously reported in KMP’s 2010 fourth quarter earnings release issued on January 19, 2011, associated with a write-down of the carrying value of net assets to be sold to their estimated fair values as of December 31, 2010; and (iii) a $1.0 million casualty loss related to the write-off of assets. 2009 amount includes gains of $24.6 million from hurricane and fire casualty indemnifications. 2008 amount includes losses of $5.3 million from asset write-offs related to fire damage, and losses of $0.8 million from asset write-offs related to hurricane damage. Also, 2010, 2009 and 2008 amounts include decreases of earnings of $1.0 million, $2.6 million and $3.7 million, respectively, related to assets sold, which had been revalued as part of the Going Private Transaction and recorded in the application of the purchase method of accounting.
(c)	2008 amount includes a non-cash goodwill impairment charge of $676.6 million.
(d)	2010 amount includes a $1.4 million decrease in expense reflecting the tax effect (savings) on the decrease in income from the amounts previously reported in KMP’s 2010 fourth quarter earnings release issued on January 19, 2011, described in footnote (b). 2009 amount includes a $0.9 million increase in expense related to hurricane and fire casualty gains. 2008 amount includes a decrease in expense (reflecting tax savings) of $0.4 million related to hurricane clean-up and repair expenses and casualty losses.
(e)	Volumes for acquired terminals are included for all periods.

The Terminals—KMP business segment includes the operations of petroleum, chemical and other liquids terminal facilities (other than those included in the Products Pipelines—KMP segment), and all of coal, petroleum coke, fertilizer, steel, ores and other dry-bulk material services facilities. Combined, the certain items described in the footnotes to the table above decreased segment earnings before depreciation, depletion and amortization expenses by $6.2 million in 2010, increased earnings by $20.3 million in 2009 and decreased earnings by $695.4 million in 2008.

In addition, in each of the years 2010, 2009 and 2008, KMP has made terminal acquisitions in order to gain access to new markets and to complement and/or enlarge KMP’s existing terminal operations. Combined, these acquired operations contributed incremental earnings before depreciation, depletion and amortization of $32.2 million, revenues of $59.2 million, and operating expenses of $27.3 million in 2010, and incremental earnings before depreciation, depletion and amortization of $4.6 million, revenues of $16.1 million, and operating expenses of $11.5 million in 2009. All of the incremental 2010 and 2009 amounts listed above represent the earnings, revenues and expenses from acquired terminals’ operations during the additional months of ownership in 2010 and 2009, respectively, and do not include increases or decreases during the same months KMP owned the assets in the respective prior year. For more information on KMP’s acquisitions, see Note 3 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

Following is information related to the remaining increases and decreases in the segment’s (i) earnings before depreciation, depletion and amortization expenses and (ii) operating revenues in both 2010 and 2009, when compared to the respective prior year. The changes represent increases and decreases in terminal results at various locations for all terminal operations owned during identical periods in both pairs of comparable years. KMP groups its bulk and liquids terminal operations into regions based on geographic location and/or primary operating function. This structure allows KMP’s management to organize and evaluate segment performance and to help make operating decisions and allocate resources.

Year Ended December 31, 2010 versus Year Ended December 31, 2009

	EBDA increase/(decrease)		Revenues increase/(decrease)
	(In millions, except percentages)
Gulf Coast	$15.9	11%	$18.5	10%
West	13.8	28%	28.1	31%
Southeast	7.2	17%	11.1	12%
Mid-River	5.1	27%	19.7	34%
Ohio Valley	4.0	23%	9.7	17%
Ethanol	3.6	75%	4.2	65%
Lower River (Louisiana)	(6.3)	(13)%	(0.7)	(1)%
All others (including intrasegment eliminations and unallocated income tax expenses)	(5.1)	(2)%	6.3	1%

Total Terminals—KMP	$38.2	7%	$96.9	9%

The earnings increase in 2010 compared to 2009 from the Gulf Coast terminals were driven by higher liquids warehousing revenues, mainly due to new and incremental customer agreements (at higher rates), and to the completion of various terminal expansion projects that increased liquids tank capacity since the end of 2009. For all liquids terminals combined, KMP increased its liquids leasable capacity by 1.8 million barrels (3.2%) during 2010 and, at the same time, its overall liquids utilization capacity rate (the ratio of its actual leased capacity to its estimated potential capacity) at the end of 2010 decreased by only 0.4% since the prior year-end.

The increase in earnings from the West region terminals was driven by incremental contributions from (i) the Vancouver Wharves bulk marine terminal, located on the north shore of Vancouver, British Columbia, Canada’s main harbor; (ii) the Kinder Morgan North 40 terminal, the crude oil tank farm KMP constructed near Edmonton, Alberta, Canada; (iii) the Washington State terminals located in Vancouver and Longview, Washington and (iv) the Portland, Oregon bulk terminal. The combined increase in earnings was mainly due to higher transfer volumes of agricultural products and other bulk and liquids commodities, higher rate tonnage, and for the two Canadian terminals, favorable currency translation impacts from a strengthening of the Canadian dollar since the end of 2009.

Earnings from the Southeast, Mid-River, and Ohio Valley terminals, which are located in the Southeast and Central regions of the U.S., also increased in 2010, due largely to increased steel volumes from rebounding steel consumption consistent with the ongoing economic recovery. For the Terminals—KMP segment combined, total steel tonnage increased by 8.0 million tons (48%) in 2010, when compared with the previous year.

The increase in earnings from the Ethanol terminals was driven by incremental services offered by KMP’s unit train terminaling facilities located at Richmond and Lomita, California. In March 2010, KMP began operations at its newly-built Richmond terminal, which is serviced by the Burlington Northern Santa Fe railroad. The increase in earnings from the Lomita rail ethanol terminal was driven by incremental offloading and distribution volumes, driven by California’s growing demand for reformulated fuel blend ethanol. For the Terminals—KMP segment combined, ethanol volumes increased by 25.3 million barrels (78%) in 2010, primarily due to the growth in demand from the state of California and to the incremental handling activities from the terminal assets KMP acquired from US Development Group LLC in January 2010.

For 2010, earnings from the Lower River (Louisiana) terminal operations decreased compared to the prior year. The decrease in earnings from the Lower River terminals was primarily due to lower earnings from both the International Marine Terminals facility, a multi-product, import-export facility located in Port Sulphur, Louisiana and owned 66 2/3% by KMP, and the Westwego, Louisiana liquids terminal. The decrease in IMT’s earnings was due to both a general loss in business in 2010, and a $3.2 million property casualty gain, recognized in 2009, on a vessel dock that was damaged in March 2008. In September 2010, IMT experienced a catastrophic failure of its shiploader, which negatively impacted its ability to load vessels. The decrease in earnings from the Westwego facility was primarily due to lower revenues resulting from a drop in petroleum fuel storage.

Year Ended December 31, 2009 versus Year Ended December 31, 2008

	EBDA increase/(decrease)		Revenues increase/(decrease)
	(In millions, except percentages)
Lower River (Louisiana)	$24.8	106%	$(9.5)	(9)%
Gulf Coast	16.6	12%	18.5	11%
West	10.4	27%	7.5	9%
Texas Petcoke	4.1	6%	(10.2)	(7)%
Mid-River	(10.2)	(35)%	(32.4)	(36)%
Ohio Valley	(7.7)	(36)%	(16.9)	(26)%
Materials Management (rail transloading)	(4.4)	(24)%	(12.8)	(26)%
All others (including intrasegment eliminations and unallocated income tax expenses)	(1.0)	—	(24.9)	(5)%

Total Terminals—KMP	$32.6	6%	$(80.7)	(7)%

The increase in earnings before depreciation, depletion and amortization expenses from the Lower River (Louisiana) terminals in 2009 compared to 2008 was due mainly to lower income tax expenses, related to overall lower taxable income in many of KMP’s tax paying terminal subsidiaries, and higher earnings realized from both the International Marine Terminals facility (IMT) and the Geismar, Louisiana drumming facility. The increase in earnings from IMT was largely due to both lower year-over-year operating expenses in 2009, which more than offset corresponding drops in revenues resulting from less dockage, fleeting and barge services, and as discussed above, a $3.2 million property casualty gain in the second quarter of 2009. The increase in earnings from the Geismar facility was due to incremental terminal operations that began in the first quarter of 2009.

Similar to the 2010 increase, the increase in earnings from the Gulf Coast terminals in 2009 compared to 2008 was driven by higher liquids warehousing revenues, additional liquids storage capacity, and additional ancillary terminal services. Combined, the Pasadena and Galena Park terminals brought an incremental 1.85 million barrels of liquids tankage capacity (including incremental truck loading capacity) online during 2009.

For all terminals combined, total liquids throughput volumes in 2009 were 1% higher than 2008, primarily due to both completed expansion projects and continued strong demand for distillate and ethanol volumes. Expansion projects completed since the end of 2008 increased the liquids terminals’ leasable capacity to 56.4 million barrels at the end of 2009, up 4% from a capacity of 54.2 million barrels at the end of 2008. In addition, the overall liquids utilization capacity rate at the end of 2009 decreased by only 1%, when compared to the prior year-end.

The increase in earnings in 2009 from the West region terminals was driven by incremental earnings from the North 40 and Vancouver Wharves terminals. KMP completed construction and placed its North 40 terminal into service in the second quarter of 2008. The increase in earnings from the Vancouver Wharves terminal was chiefly due to higher liquids revenues, due in part to expanded liquids facilities that began operating in April 2009, and to continued strong ship traffic during 2009 at the Port Metro Vancouver.

The increase in earnings from the Texas petroleum coke operations was driven by higher earnings realized from the Port of Houston, Port of Beaumont and Houston Refining operations. The combined earnings increase from these operations was driven by higher petroleum coke throughput and production volumes, and by higher handling rates in 2009. The increase in volumes was due in part to a new petroleum coke customer contract that boosted volume at the Port of Houston bulk facility, and in part to the negative impacts caused by Hurricane Ike in the third quarter of 2008.

The overall increase in segment earnings before depreciation, depletion and amortization in 2009 compared to 2008 from terminals owned in both comparable years was partly offset by lower earnings from the Mid-River, Ohio Valley and Materials Management terminals. The decreases in earnings from these facilities were due primarily to lower import/export activity and lower overall business activity at various rail and terminal sites primarily involved in the handling and storage of steel and alloy products.

Due to the economic downturn that intensified in the last half of 2008, KMP experienced significant year-over-year volume and revenue declines at various owned and/or operated terminal facilities in 2009, when compared to 2008. For the Terminals—KMP segment combined, bulk traffic tonnage decreased by 25.0 million tons (24%) in 2009 versus 2008, and revenues from terminals owned in both years decreased by $80.7 million (7%). However, while the overall volume and revenue declines in 2009 were generally broad-based across all of the bulk terminals, the rate of decline in 2009 compared to 2008 slowed during the year. Also, beginning at the start of 2009, the segment undertook various actions to manage costs and increase productivity, and for all terminals owned in both years, combined operating expenses decreased $97.9 million (16%) in 2009 compared to 2008. In addition to the effects from the declines in bulk tonnage volumes described above, the expense reduction was generated by a combination of aggressive cost management actions related to operating expenses, certain productivity initiatives at various terminal sites, and year-over-year declines in commodity and fuel costs.

Kinder Morgan Canada—KMP

	Year Ended December 31,
	2010	2009	2008
	(In millions, except operating statistics)
Revenues	$268.5	$226.1	$198.9
Operating expenses	(91.6)	(72.5)	(68.0)
Earnings from equity investments	(3.3)	(4.1)	8.3
Interest income and Other, net-income (expense)(a)	15.8	23.9	(6.2)
Income tax benefit (expense)(b)	(7.8)	(18.9)	19.0

Earnings before depreciation, depletion and amortization expense and amortization of excess cost of equity investments	$181.6	$154.5	$152.0

Transport volumes (MMBbl)(c)	108.4	102.5	86.7

(a)	2008 amount includes a $12.3 million decrease in other non-operating income, due to certain non-cash Trans Mountain regulatory accounting adjustments.
(b)

2009 amount includes a $14.9 million increase in expense primarily due to certain non-cash regulatory accounting adjustments to Trans Mountain’s carrying amount of the previously established deferred tax liability, and a $3.7 million decrease in expense due to a certain non-cash accounting adjustment related to book tax accruals made by the Express pipeline system. 2008 amount includes a $19.3 million decrease in expense associated with favorable changes in Canadian income tax rates, and a $6.6 million increase in expense due to certain non-cash Trans Mountain regulatory accounting adjustments.
(c)	Represents Trans Mountain pipeline system volumes.

The Kinder Morgan Canada—KMP business segment includes the operations of the Trans Mountain and Jet Fuel pipeline systems and KMP’s one-third ownership interest in the Express crude oil pipeline system.

Combined, the certain items described in the footnotes to the table above decreased segment earnings before depreciation, depletion and amortization expenses by $11.2 million in 2009, and increased segment earnings before depreciation, depletion and amortization expenses by $0.4 million in 2008. Following is information related to the remaining increases and decreases in the segment’s (i) earnings before depreciation, depletion and amortization expenses and (ii) operating revenues in both 2010 and 2009, when compared to the respective prior year:

Year Ended December 31, 2010 versus Year Ended December 31, 2009

	EBDA increase/(decrease)		Revenues increase/(decrease)
	(In millions, except percentages)
Trans Mountain Pipeline	$9.8	6%	$41.1	19%
Express Pipeline	7.3	96%	—	—
Jet Fuel Pipeline	(1.2)	(25)%	1.3	31%

Total Kinder Morgan Canada—KMP	$15.9	10%	$42.4	19%

The increase in the Kinder Morgan Canada—KMP business segment’s earnings before depreciation, depletion and amortization expense in 2010 compared to 2009 was driven by higher earnings from the Trans Mountain pipeline system and KMP’s investment in the Express pipeline system. The overall $9.8 million (6%) increase in Trans Mountain’s earnings in 2010 consisted of a $22.8 million (15%) increase due to higher operating income (revenues less operating expenses), and a combined $13.0 million (373%) decrease due to both lower income from foreign currency transactions (included in non-operating other income) and higher income tax expenses.

The increase in operating income (and related income tax expenses) was driven by higher crude oil volumes moving across Trans Mountain’s marine dock located in Port Metro Vancouver—system throughput volumes increased by 6% overall compared to 2009. The decrease in income from foreign currency transactions was primarily attributable to lower currency gains on Trans Mountain’s outstanding, short-term, intercompany interest obligations payable in U.S. dollars. Although the Canadian dollar did strengthen during 2010, gains from the revaluation of U.S.-based interest liabilities were lower in 2010 because the impact was not as favorable as in 2009.

The increase in earnings from KMP’s investment in the Express pipeline system was largely due to a $5.5 million decrease in year-over-year income tax expenses in 2010, and a $1.2 million increase in the interest income KMP earns from its long-term debt investment in Express. The drop in income tax expense in 2010 compared to 2009 was mainly due to a valuation allowance release on previously established deferred tax balances, and the increase in interest income was due to favorable currency translation impacts in 2010 (described above).

Year Ended December 31, 2009 versus Year Ended December 31, 2008

	EBDA increase/(decrease)		Revenues increase/(decrease)
	(In millions, except percentages)
Trans Mountain Pipeline	$18.1	13%	$26.1	13%
Jet Fuel Pipeline	2.8	127%	1.1	34%
Express Pipeline	(6.8)	(48)%	—	—

Total Kinder Morgan Canada—KMP	$14.1	9%	$27.2	14%

The $18.1 million (13%) increase in Trans Mountain’s earnings before depreciation, depletion and amortization expenses in 2009 compared to 2008 was driven primarily by a $26.1 million (13%) increase in operating revenues, and partly by higher net currency gains relative to 2008. The increase in revenues reflected higher pipeline transportation revenues, due largely to an 18% increase in mainline delivery volumes resulting from both a significant increase in ship traffic during 2009 at Port Metro Vancouver and the completion of the Trans Mountain Pipeline Anchor Loop expansion project in October 2008. The overall increase in Trans Mountain’s earnings was partially offset by higher year-over-year income tax expenses and lower income from allowances for capital funds used for pipeline system construction costs.

The increase in earnings from Jet Fuel in 2009 was driven by both higher pipeline transportation revenues and higher net currency gains (included within “Other, net income”).

The lower earnings from Express was primarily due to lower equity earning from KMP’s 33 1/3% ownership interest in the Express pipeline system, higher year-over-year income tax expense and higher net currency losses (included within “Other, net income”) in 2009.

NGPL

	Year Ended December 31,
	2010	2009	2008
	(In millions)
Segment earnings (loss) before DD&A(a)	$(399.0)	$42.5	$129.8

(a)	2010 amount includes a non-cash investment impairment charge of $430.0 million; see Note 6 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

On February 15, 2008, Kinder Morgan sold an 80% ownership interest in its NGPL PipeCo LLC business segment to Myria Acquisition Inc. (Myria) for approximately $5.9 billion. As a result of the sale, beginning February 15, 2008, Kinder Morgan accounts for its 20% ownership interest as an equity method investment. Kinder Morgan continues to operate NGPL’s assets pursuant to a 15-year operating agreement.

Year Ended December 31, 2010 vs. 2009

2010 includes a non-cash impairment charge of $430.0 million. Following is information related to the decrease in NGPL’s net income, and other measurements, at the 100% ownership level, which when multiplied by Kinder Morgan’s 20% ownership interest, equals the remaining decrease of $11.5 million (27%) in Kinder Morgan’s equity earnings for 2010, when compared to 2009.

For 2010, NGPL PipeCo LLC’s net income before impairment charges decreased by $57.4 million (27%) from $212.6 million for 2009 to $155.2 million for 2010. Results for 2010, relative to 2009, were negatively impacted by an $88.5 million reduction in gross margin (which is total revenues less gas purchases and other costs of sales) from $876.9 million in 2009 to $788.4 million in 2010, primarily resulting from reduced rates and volumes on transportation and storage services and a reduction in net fuel collections. These reductions are partially attributable to the settlement of NGPL’s Section 5 rate proceeding that became effective in the third quarter of 2010 (see Note 6 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus) and lower contracted rates and volumes on the system in 2010 than in 2009. In addition, 2010 earnings were negatively impacted by (i) a $13.0 million increase in operating expenses due, in part, to increased pipeline system integrity management and testing programs and other pipeline operations costs and (ii) a $2.9 million net decrease in other pre-tax income. These negative impacts were partially offset by a $47.0 million reduction in income tax expense principally due to (i) a reduction in pre-tax income and (ii) the inclusion in 2009 results of an increase in tax expense associated with a deferred tax liability adjustment due to an effective tax rate increase.

Year Ended December 31, 2009 vs. 2008

The $87.3 million (67%) decrease in segment earnings before DD&A between the years ended December 31, 2009 and 2008 in the NGPL reportable segment was primarily due to the February 15, 2008, sale of an 80% ownership interest in NGPL to Myria Acquisition Inc. As a result of the sale, beginning February 15, 2008, Kinder Morgan accounts for its 20% ownership interest in NGPL as an equity method investment. Segment earnings before DD&A at the 100% asset ownership level were $89.7 million for the period from January 1, 2008 to February 14, 2008 and for the period February 15, 2008 to December 31, 2008 Kinder Morgan’s equity earnings were $40.1 million.

NGPL’s net income, at the 100% ownership level, decreased by $17.8 million (7.7%) from $230.4 million in 2008 to $212.6 million in 2009. Results for 2009, relative to 2008, were negatively impacted by (i) a $21.8 million decrease in gross margin from $898.7 million in 2008 to $876.9 million in 2009, (ii), the inclusion in 2008 results of $5.6 million of net gains on sales of land, (iii) a $2.7 million net decrease in other pre-tax income and (iv) an $8.7 million increase in income tax expense due to an increase in the effective tax rate applicable to state income taxes, partially offset by a decrease in pre-tax earnings. These negative impacts were partially offset by a $21.0 million decrease in operations and maintenance expenses due, in part, to lower costs for transmission system integrity management programs, lower electric power costs and 2009 insurance recoveries related to Hurricane Ike. The decrease in gross margin from 2008 to 2009 was principally attributable to (i) a $30.2 million reduction in gross profit from operational natural gas sales due largely to lower natural gas prices; (ii) $21.0 million of charges in 2009 to reduce the carrying value of current storage gas inventories to reflect the reduced market price of natural gas and (iii) a $4.3 million net reduction in other miscellaneous gross profit items, partially offset by a $33.7 million increase from natural gas transportation and storage services. NGPL’s operational natural gas sales are primarily made possible by its collection of fuel in-kind pursuant to its transportation tariffs and sale of storage cushion gas volumes.

Power

This segment consisted of Kinder Morgan’s operation of a 550-megawatt natural gas-fired electric generation facility in Michigan (Triton Power), which was sold on October 22, 2010. The Power segment also includes a 105-megawatt natural gas-fired power plant in Snyder, Texas that generates electricity for the CO2—KMP business segment’s SACROC operations, the plant’s sole customer, under a cost reimbursement agreement. Due to Triton Power’s sale, in future periods Kinder Morgan will not report Power as a separate business segment.

	Year Ended December 31,
	2010	2009	2008
	(In millions)
Revenues(a)	9.4	$40.4	$44.0
Operating expenses and noncontrolling interests(a)	(5.3)	(35.6)	(38.3)

Segment earnings before DD&A	$4.1	$4.8	$5.7

(a)	Upon the adoption of Accounting Standards Update No. 2009-17, which amended the codification’s “Consolidation” topic, beginning on January 1, 2010, Triton Power operations were no longer consolidated into Kinder Morgan’s financial statements, but were treated as an equity investment, resulting in decreases to revenues, operating expenses and noncontrolling interests with no impact to segment earnings before DD&A. See Note 18 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

Year Ended December 31, 2010 vs. 2009

Power’s segment earnings before DD&A decreased by $0.7 million for the year ended December 31, 2010 as compared to 2009, primarily due to the sale of Triton Power on October 22, 2010.

Year Ended December 31, 2009 vs. 2008

Power’s segment earnings before DD&A decreased by $0.9 million for the year ended December 31, 2009 as compared to 2008, primarily due to lower operating fees at the Snyder Plant, which Kinder Morgan operates on behalf of the CO2—KMP business segment.

Other

	Year Ended December 31,
	2010	2009	2008
	(In millions)
KMI general and administrative expense(a)(b)	$(255.9)	$(42.7)	$(54.6)
KMP general and administrative expense(c)	(375.2)	(330.3)	(297.9)

Consolidated general and administrative expense	$(631.1)	$(373.0)	$(352.5)

KMI interest expense, net of interest income	$(160.0)	$(164.4)	$(240.1)
KMP interest expense, net of interest income(d)	(484.9)	(409.0)	(388.2)
Other, net(e)	(7.7)	(10.3)	4.7

Unallocable interest expense net of interest income and other, net	$(652.6)	$(583.7)	$(623.6)

KMR noncontrolling interests	$(67.1)	$(53.6)	$(80.5)
KMP noncontrolling interests	(276.1)	(210.0)	(302.4)
Triton noncontrolling interests(f)	—	(11.3)	(13.0)
Other noncontrolling interests	2.3	(3.2)	(0.2)

Net income attributable to noncontrolling interests	$(340.9)	$(278.1)	$(396.1)

(a)	2010 amount includes $200 million Going Private Transaction litigation settlement; see Note 16 of Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.
(b)	For 2010, 2009 and 2008, the NGPL PipeCo LLC fixed fee revenues of $47.2 million, $45.8 million and $39.0 million, respectively, have been recorded to the “Product sales and other” caption in Kinder Morgan’s accompanying consolidated statements of income with the offsetting expenses primarily recorded to the “General and administrative” expense caption in Kinder Morgan’s accompanying consolidated statements of income. Also, see Note 11 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.
(c)	Includes such items as salaries and employee-related expenses, payroll taxes, insurance, office supplies and rentals, unallocated litigation and environmental expenses, and shared corporate services. 2010 amount includes increases in expense of $4.2 million for certain KMP asset and business acquisition costs. 2010 amount also includes an increase in KMP legal expense of $1.6 million associated with certain items such as legal settlements and pipeline failures, and a decrease in expense of $0.2 million related to KMP capitalized overhead costs associated with the 2008 hurricane season. 2009 amount includes (i) increases in expense of $2.3 million for certain KMP asset and business acquisition costs that were capitalized under prior accounting standards; (ii) a $1.3 million increase in expense for certain KMP land transfer taxes associated with KMP’s 2007 TransMountain acquisition and (iii) decreases in expense of $2.7 million from KMP capitalized overhead costs associated with the 2008 hurricane season.
(d)	2010 amount includes increases in imputed interest expense of $1.1 million and 2009 amounts include increases in imputed interest expense of $1.6 million all related to KMP’s 2007 Cochin Pipeline acquisition.
(e)	“Other, net” primarily represents offset to noncontrolling interests and interest income shown above and included in segment earnings.
(f)	2010 amount reflects Kinder Morgan’s deconsolidation of Triton Power effective January 1, 2010. See Note 18 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

Year Ended December 31, 2010 vs. 2009

Items not attributable to any segment include general and administrative expenses, unallocable interest income and income tax expense, interest expense, and net income attributable to noncontrolling interests. Kinder Morgan’s general and administrative expenses include such items as salaries and employee-related expenses, payroll taxes, insurance, office supplies and rentals, unallocated litigation and environmental expenses, and shared corporate services—including accounting, information technology, human resources and legal services.

For 2010, the certain items described in footnote (c) to the table above increased KMP’s general and administrative expenses by $4.7 million when compared with 2009. The remaining $40.2 million (12%) year-to-year increase in expenses included increases of (i) $21.9 million from higher employee benefit and payroll tax expenses; (ii) $5.7 million from higher overall corporate insurance expenses and (iii) $5.2 million from higher unallocated legal expenses.

The increase in KMP’s benefit and payroll tax expenses was mainly due to the overall variability in year-over-year health and medical costs, higher wage rates and a larger year-over-year labor force. The increases in KMP’s insurance expenses were primarily due to higher expense accruals in 2010, related to year-over-year increases in commercial property and liability insurance costs, and partly due to incremental premium taxes. The increase in legal expenses was primarily due to higher outside legal services in 2010.

For 2010, the certain items described in footnote (a) to the table above increased the KMI general and administrative expenses by $200.0 million for 2010 when compared to 2009. The remaining $13.2 million (31%) year-over-year increase included a $5.1 million increase in Going Private Transaction litigation expenses and a $7.5 million increase in other legal expenses.

Kinder Morgan reports interest expense as “net,” meaning that it has subtracted unallocated interest income and capitalized interest from total interest expense to arrive at one interest amount, and after taking into effect the certain items described in footnote (d) to the table above, the combined unallocable interest expense, net of interest income, increased $72.0 million (13%) in 2010 when compared to 2009. The increase in interest expense was attributable to higher average KMP debt balances in 2010, and partly offset by lower effective interest rates. Average KMP borrowings for 2010 increased 16% when compared to 2009, largely due to the capital expenditures, investment contributions and external business acquisitions KMP has made since last year. For more information on KMP’s capital expenditures, capital contributions, and acquisition expenditures, see “Liquidity and Capital Resources.” The weighted average interest rate on KMP’s borrowings decreased 5% in 2010 compared to 2009. The decrease was due primarily to a general drop in variable interest rates since the beginning of 2009, including decreases in the variable interest rate KMP paid on the borrowings made under its revolving bank credit facility and commercial paper program.

Kinder Morgan uses interest rate swap agreements to transform a portion of the underlying cash flows related to the long-term fixed rate debt securities (senior notes) into variable rate debt in order to achieve a desired mix of fixed and variable rate debt, and in periods of falling interest rates, these swaps result in period-to-period decreases in interest expense.

As of December 31, 2010, approximately 20% (or approximately 34% when excluding the $750 million of senior notes that matured on January 5, 2011) of KMK’s and 47% of KMP’s debt balances of $3,623.8 million and $11,546.1 million, respectively, (excluding the value of interest rate swap agreements) were subject to variable interest rates—either as short-term or long-term variable rate debt obligations or as long-term fixed-rate debt converted to variable rates through the use of interest rate swaps. For more information on Kinder Morgan’s interest rate swaps, see Note 13 “Risk Management—Interest Rate Risk Management” to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

Net income attributable to noncontrolling interests, which represents the allocation of Kinder Morgan’s consolidated net income attributable to all outstanding ownership interests in its consolidated subsidiaries (primarily KMP) which are not held by it, increased $62.8 million (23%) for 2010 as compared to 2009. The increase is primarily due to a reduction in the incentive distribution Kinder Morgan received from KMP due to a KMP distribution of cash from interim capital transactions. See Note 16 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

Year Ended December 31, 2009 vs. 2008

Consolidated general and administrative expense increased $20.5 million (5.8%) in 2009 compared to 2008. The $32.4 million (10.9%) increase in KMP’s general and administrative expense includes $15.8 million from higher employee benefit and payroll tax expenses in 2009 and $10.7 million due to fewer overhead expenses meeting the criteria for capitalization. KMI’s general and administrative expense, which decreased $11.9 million (21.8%), includes an $8.4 million decrease in legal costs for 2009 as compared to 2008.

The $39.9 million (6.4%) decrease in interest and other, net for 2009 relative to 2008, was primarily due from using $5.9 billion of proceeds received from the sale of an 80% ownership interest in NGPL to pay down debt in early 2008. This reduction in interest expense was partially offset by higher interest expense from increased debt balances at KMP required to support its capital expansion programs.

Net income attributable to noncontrolling interests, which represents the allocation of Kinder Morgan’s consolidated net income attributable to all outstanding ownership interests in its consolidated subsidiaries (primarily KMP) which are not held by it, decreased $118.0 million in 2009 (29.8%) when compared to 2008. The decrease in noncontrolling interests was primarily due to lower net income in 2009 from Kinder Morgan’s consolidated subsidiaries.

Income Taxes—Continuing Operations

Year Ended December 31, 2010 vs. 2009

The $159.0 million decrease in tax expense to $167.6 million for 2010 is primarily due to (i) a decrease in pretax income due to the Going Private Transaction litigation settlement (see Note 16 “Litigation, Environmental and Other Contingencies—Going Private Litigation” to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus); (ii) a decrease in pretax income due to a lower distribution from KMP for the third quarter of 2010 as a result of an interim capital transaction (see Note 16 “Litigation, Environmental and Other Contingencies—Federal Energy Regulatory Commission Proceedings—SFPP,” to Kinder Morgan’s accompanying annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus); (iii) a decrease in pre-tax income due to a $430.0 million impairment of Kinder Morgan’s investment in NGPL (see Note 6, “Investments—NGPL” to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus); (iv) lower state income taxes; (v) an adjustment to deferred tax liabilities related to certain Kinder Morgan Canada subsidiaries; (vi) adjustments to the deferred tax liability related to Kinder Morgan’s investments in NGPL, Triton Power and Kinder Morgan’s employee benefit trust; (vii) lower adjustments in 2010 to true-up Kinder Morgan’s book tax provision to the federal and state tax returns filed; and (viii) changes in nondeductible goodwill related to Kinder Morgan’s investment in KMP. The decrease is partially offset by (i) a lower dividends-received deduction (relative to lower dividends received) from Kinder Morgan’s 20% ownership interest in NGPL, (ii) the impact on deferred taxes of an increase in Kinder Morgan’s state tax rate; (iii) adjustments to Kinder Morgan’s reserve for uncertain tax positions and (iv) an adjustment to the deferred tax liability related to Kinder Morgan’s investment in KMR as discussed following.

As explained under “—Dividends” below, Kinder Morgan intends periodically to sell the KMR shares it receives as distributions from KMR. Since Kinder Morgan no longer expects to recover its investment in KMR in a tax-free manner, a deferred tax liability was recorded resulting in a $79.5 million increase to income tax expense in 2010.

Year Ended December 31, 2009 vs. 2008

The $22.3 million increase in tax expense to $326.6 million for 2009 as compared to $304.3 million for 2008 is primarily due to (i) certain one–time non-cash deferred tax expenses related to (a) the restructuring of certain subsidiaries of Kinder Morgan Canada—KMP and Kinder Morgan; (b) the treatment of Trans Mountain Pipeline Inc., a subsidiary of Kinder Morgan Canada—KMP, as a non–regulated entity, (c) the impact on deferred taxes of a decrease in Kinder Morgan Canada—KMP’s Canadian tax rate in 2008 and (ii) higher state income taxes. The increase is partially offset by (i) the tax impact on lower pretax earnings of KMR and KMP’s domestic corporate subsidiaries; (ii) an increase in nondeductible goodwill related to Kinder Morgan’s investment in KMP; (iii) the impact on deferred taxes of a decrease in Kinder Morgan’s state tax rate; (v) lower additions in 2009 to Kinder Morgan’s reserve for uncertain tax provisions; (iv) lower adjustments in 2009 to true-up Kinder Morgan’s book tax provision to the federal and state tax returns filed and (vi) small out-of-period adjustments related to current and deferred taxes.

See Note 4 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus for additional information on income taxes.

Liquidity and Capital Resources

General

As of September 30, 2011, Kinder Morgan had a combined $273.9 million of “Cash and cash equivalents” on its consolidated balance sheet (included elsewhere in this information statement/proxy statement/prospectus), a decrease of $228.5 million from December 31, 2010. Kinder Morgan also had, as of September 30, 2011, approximately $0.6 billion of borrowing capacity available under its $1.0 billion senior secured revolving credit facility, and KMP had approximately $1.6 billion of borrowing capacity available under its $2.2 billion senior unsecured revolving credit facility, as of September 30, 2011 (discussed below in “—Short-term Liquidity”). Kinder Morgan believes that it and its subsidiaries and investments, including KMP, have liquidity and access to financial resources sufficient to meet future requirements for working capital, debt repayment and capital expenditures associated with existing and future expansion projects, along with payments for Kinder Morgan’s dividends and KMP’s distributions.

The primary cash requirements for Kinder Morgan and its subsidiaries, in addition to normal operating expenses, are for debt service, sustaining capital expenditures (defined as capital expenditures which do not increase the capacity of an asset), expansion capital expenditures, KMP’s quarterly distributions to its public common unitholders and Kinder Morgan’s quarterly dividends to its shareholders. Kinder Morgan’s and KMP’s respective cash requirements continue to be met through cash from operations, KMP’s borrowings under its senior unsecured revolving credit facility, KMP’s issuance of long-term notes or additional common units, or the proceeds from purchases of additional KMP’s i-units by KMR with the proceeds from issuances of additional KMR shares, borrowings under Kinder Morgan’s secured revolving credit facility and Kinder Morgan’s issuance of long-term senior notes.

Credit Ratings and Capital Market Liquidity

As part of KMP’s financial strategy, it tries to maintain an investment-grade credit rating, which involves, among other things, the issuance of additional KMP limited partner units in connection with its acquisitions and expansion activities in order to maintain acceptable financial ratios. The major debt rating agencies routinely evaluate KMP’s outstanding debt, and its cost of borrowing can increase or decrease depending on these debt ratings. Currently, KMP’s long-term corporate debt credit rating is BBB (stable), Baa2 (negative) and BBB (stable), at Standard & Poor’s Ratings Services, Moody’s Investors Service, Inc. and Fitch Inc., respectively. On October 18, 2011, Moody’s revised its outlook on KMP’s long-term credit rating to negative from stable. The rating agency’s revision reflected its concern that KMP’s financial profile may deteriorate due to higher debt obligations associated with Kinder Morgan’s agreement to purchase 100% of the outstanding stock of El Paso Corporation. Further information about this announcement is described in Note 2 “Investments, Acquisitions, and Divestitures—Subsequent Events—KMI’s Acquisition of El Paso Corporation” to Kinder Morgan’s interim consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

KMP’s short-term corporate debt credit rating is A-2 (susceptible to adverse economic conditions, however, capacity to meet financial commitments is satisfactory), Prime-2 (strong ability to repay short-term debt obligations) and F2 (good quality grade with satisfactory capacity to meet financial commitments), at Standard & Poor’s Ratings Services, Moody’s Investors Service, Inc. and Fitch Inc., respectively. Based on these credit ratings, KMP expects that its short-term liquidity needs will be met primarily through borrowings under its commercial paper program. Nevertheless, KMP’s ability to satisfy its financing requirements or fund planned capital expenditures will depend upon its future operating performance, which will be affected by prevailing economic conditions in the energy and terminals industries and other financial and business factors, some of which are beyond its control.

Additionally, some of KMP’s customers are experiencing, or may experience in the future, severe financial problems that have had or may have a significant impact on their creditworthiness. These financial problems may arise from current global economic conditions, changes in commodity prices or otherwise. KMP has been and is working to implement, to the extent allowable under applicable contracts, tariffs and regulations, prepayments and other security requirements, such as letters of credit, to enhance its credit position relating to amounts owed from these customers. KMP cannot provide assurance that one or more of its current or future financially distressed customers will not default on their obligations to it or that such a default or defaults will not have a material adverse effect on its business, financial position, future results of operations, or future cash flows; however, KMP has no material concentrations of credit risk and KMP believes it has provided adequate allowance for such customers.

Short-term Liquidity

As of September 30, 2011, Kinder Morgan’s principal sources of short-term liquidity were Kinder Morgan’s revolving credit facility, KMP’s revolving credit facility, with a diverse syndicate of banks, and cash provided by operations. The facilities can be used for the respective entity’s general corporate or partnership purposes, and KMP’s facility can be used as a backup for its short-term commercial paper program. KMP’s facility can be amended to allow for borrowings of up to $2.5 billion. Kinder Morgan provides for additional liquidity by maintaining a sizable amount of excess borrowing capacity related to its credit facilities (discussed following). Additionally, Kinder Morgan has consistently generated strong cash flow from operations. In the first nine months of 2011 and 2010, Kinder Morgan generated $1,587.7 million and $1,218.5 million, respectively, of cash from operating activities (the period-to-period increase is discussed below in “—Cash Flows—Interim Periods—Operating Activities”).

The following represents (i) the revolving credit facilities that were available to Kinder Morgan and KMP, (ii) short-term debt outstanding under the credit facilities; and (iii) available borrowing capacity under the facilities after deducting (a) outstanding letters of credit and (b) outstanding borrowings under Kinder Morgan’s credit facility.

	As of September 30, 2011
	Short-term debt outstanding	Available borrowing capacity
	(In millions)
Credit Facilities
Kinder Morgan
$1.0 billion, six-year secured revolver, due May 2013	$375.0	$576.3

KMP
$2.2 billion, three-year unsecured revolver, due July 2016	$353.0	$1,615.2

Kinder Morgan’s combined balance of short-term debt as of September 30, 2011 was $3,061.0 million, primarily consisting of (i) $375.0 million in outstanding borrowings under Kinder Morgan’s senior secured credit facility; (ii) $839.3 million remaining principal amount of Kinder Morgan’s 6.50% series notes that mature on September 1, 2012; (iii) $353.0 million of KMP’s commercial paper; (iv) $500.0 million in principal amount of KMP’s 9.00% senior notes that mature February 1, 2019, but that KMP may be required to repurchase at the option of the holders on February 1, 2012, pursuant to certain repurchase provisions contained in the bond indenture; (v) $450.0 million in principal amount of KMP’s 7.125% senior notes that mature March 15, 2012; and (vi) $500.0 million in principal amount of KMP’s 5.85% senior notes that mature September 15, 2012. As of December 31, 2010, Kinder Morgan’s combined outstanding short-term debt was $2,013.3 million. KMP intends to refinance its current short-term debt through a combination of long-term debt, equity, commercial paper borrowings, and if necessary, credit facility borrowings. Kinder Morgan intends to refinance its short-term credit facility borrowings through credit facility borrowings, and to the extent it has current maturities of long-term debt, it will refinance long-term debt through additional issuances of long-term debt.

Kinder Morgan had working capital deficits of $2,916.8 million as of September 30, 2011 and $1,857.2 million as of December 31, 2010. The $1,059.6 million (57%) decrease in working capital from year-end 2010 was primarily due to (i) a $375.0 million decrease attributable to net borrowings under Kinder Morgan’s credit facility; (ii) an $839.3 million decrease due to the reclassification of the remaining principal amount of two separate series of Kinder Morgan’s senior notes (described above) from long-term to short-term debt; (iii) a net increase of $376.7 million for the payment of $750.0 million in principal amount of Kinder Morgan’s senior notes that matured in January 2011 (after taking into account the $373.3 million of cash on hand at December 31, 2010); (iv) a $1,450.0 million decrease due to the reclassification of the remaining principal amount of three separate series of KMP’s senior notes (described above) from long-term to short-term debt; (v) a $700.0 million increase due to the repayment of $700.0 million in principal amount of KMP’s senior notes that matured in

March 2011; (vi) a $169.1 million increase due to net repayments of KMP’s commercial paper borrowings; and (vii) a $320.8 million increase in working capital attributable to the change in fair value of KMP’s short-term derivative contracts.

Generally, Kinder Morgan’s working capital balance varies due to factors such as the timing of scheduled debt payments, timing differences in the collection and payment of receivables and payables, the change in fair value of Kinder Morgan’s derivative contracts and changes in cash and cash equivalent balances as a result of debt or equity issuances (discussed below in “—Long-term Financing”). As a result, Kinder Morgan’s working capital balance could return to a surplus in future periods. Although working capital can be considered a measure of a company’s ability to meet its short-term cash needs, a working capital deficit is not unusual for Kinder Morgan or for other companies similar in size and scope to Kinder Morgan. Furthermore, Kinder Morgan believes that its working capital deficit does not indicate a lack of liquidity as Kinder Morgan continues to maintain adequate current assets and committed lines of credit to satisfy current liabilities and maturing obligations when they come due.

Long-term Financing

From time to time, Kinder Morgan or KMP issues long-term debt securities, often referred to as senior notes. All of the senior notes of Kinder Morgan or KMP issued to date, other than those issued by KMP’s subsidiaries and its operating partnerships, generally have very similar terms, except for interest rates, maturity dates and prepayment premiums. Kinder Morgan’s and its subsidiaries’ (other than KMP and its subsidiaries) senior notes are secured equally and ratably with Kinder Morgan’s $1.0 billion senior secured revolving credit facility. All of KMP’s outstanding senior notes are unsecured obligations that rank equally with all of its other senior debt obligations; however, a modest amount of secured debt has been incurred by some of KMP’s operating partnerships and subsidiaries. Kinder Morgan’s and KMP’s fixed rate senior notes provide that they may redeem the notes at any time at a price equal to 100% of the principal amount of the notes plus accrued interest to the redemption date plus a make-whole premium. For additional information on debt related transactions in the first nine months of 2011, including issuances of senior notes, see Note 4 “Debt” to Kinder Morgan’s interim consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

As of September 30, 2011 and December 31, 2010, the balances of Kinder Morgan and its subsidiaries’ (excluding KMP and its subsidiaries’) long-term debt, including the current portion, purchase accounting adjustments on the carrying value of Kinder Morgan’s debt and KMP’s debt and the preferred interest in the general partner of KMP, but excluding the value of interest rate swaps was $2,884.1 million and $3,630.1 million, respectively. These balances included net unamortized purchase accounting adjustments, decreasing the debt balances by $34.2 million and $37.5 million at September 30, 2011 and December 31, 2010, respectively. As of September 30, 2011 and December 31, 2010, the balances included in Kinder Morgan’s consolidated balance sheets of the various series of KMP and its subsidiaries’ various long-term borrowings, including the current portion and excluding the value of interest rate swaps, were $12,153.6 million and $11,017.7 million, respectively. To date, Kinder Morgan’s and its subsidiaries’ debt balances, including KMP and its subsidiaries, have not adversely affected its operations, its ability to grow or its ability to repay or refinance its indebtedness. Based on its historical record, Kinder Morgan believes that its capital structure will continue to allow it to achieve its business objectives. For additional information regarding Kinder Morgan’s and its subsidiaries’ debt securities, including KMP and its subsidiaries, see Note 8 “Debt” to Kinder Morgan’s annual consolidated financial statements included in this information statement/proxy statement/prospectus.

Kinder Morgan and its subsidiaries, including KMP, are subject, however, to conditions in the equity and debt markets and there can be no assurance they will be able or willing to access the public or private markets for equity and/or long-term senior notes in the future. If they were unable or unwilling to access the equity markets, they would be required to either restrict expansion capital expenditures and/or potential future acquisitions or pursue debt financing alternatives, some of which could involve higher costs or negatively affect Kinder

Morgan’s or its subsidiaries’ credit ratings. Furthermore, Kinder Morgan’s subsidiaries’ ability to access the public and private debt markets is affected by their respective credit ratings. See “—Credit Ratings and Capital Market Liquidity” above for a discussion of KMP’s credit ratings.

Capital Expenditures

Kinder Morgan’s sustaining capital expenditures—defined as capital expenditures which do not increase the capacity of an asset—totaled $140.7 million in the first nine months of 2011 compared to $121.8 million for the first nine months of 2010. These sustaining expenditure amounts include $3.5 million and $0.1 million in the first nine months of 2011 and 2010, respectively, for KMP’s proportionate share of sustaining capital expenditures of (i) Rockies Express Pipeline LLC; (ii) Midcontinent Express Pipeline LLC; (iii) Fayetteville Express Pipeline LLC; (iv) Cypress Interstate Pipeline LLC; (v) EagleHawk Field Services LLC; and (vi) for the first six months of 2011 only, KinderHawk Field Services LLC (effective July 1, 2011, KMP acquired the remaining 50% ownership interest in KinderHawk that it did not already own and subsequently its sustaining capital expenditures are included in Kinder Morgan’s consolidated totals).

For the first nine months of 2010, Kinder Morgan’s sustaining capital expenditures totaled $121.8 million (including $0.1 million for Kinder Morgan’s proportionate share of the sustaining capital expenditures of the five equity investees listed above). Kinder Morgan’s forecasted expenditures for the remaining three months of 2011 for sustaining capital expenditures are approximately $72.7 million, including KMP’s proportionate shares of Rockies Express, Midcontinent Express, Fayetteville Express and Cypress.

For the year ended December 31, 2010, Kinder Morgan’s sustaining capital expenditures were $180.8 million (including $179.2 million associated with KMP). This amount included $0.2 million for KMP’s proportionate share of the sustaining capital expenditures of (i) Rockies Express Pipeline LLC; (ii) Midcontinent Express Pipeline LLC; (iii) KinderHawk Field Services LLC; (iv) Cypress Interstate Pipeline LLC and (v) Fayetteville Express Pipeline LLC. For the year ended December 31, 2009, Kinder Morgan’s sustaining capital expenditures totaled $172.7 million (including $172.0 million associated with KMP and $0.2 million for KMP’s proportionate share of Rockies Express’ sustaining capital expenditures). Kinder Morgan’s forecasted expenditures for 2011 for sustaining capital expenditures are approximately $225.5 million (including $6.9 million for KMP’s proportionate shares of Rockies Express, Midcontinent Express, KinderHawk, Cypress, and Fayetteville Express).

Generally, Kinder Morgan funds its sustaining capital expenditures with existing cash or from cash flows from operations. In addition to utilizing cash generated from their own operations, Rockies Express, Midcontinent Express and Fayetteville Express can each fund their own cash requirements for expansion capital expenditures through borrowings under their own credit facilities or with proceeds from contributions received from their member owners. Both Rockies Express and Midcontinent Express can also generate funds by issuing their own long-term notes. KMP has no contingent debt obligations with respect to Rockies Express, Midcontinent Express, Fayetteville Express, or Cypress. For information on KMP’s contingent debt obligations, see Note 4 “Debt—Contingent Debt” to Kinder Morgan’s interim consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

All of Kinder Morgan’s capital expenditures, with the exception of sustaining capital expenditures, are classified as discretionary. Kinder Morgan’s discretionary capital expenditures totaled $707.8 million in the first nine months of 2011 and $605.1 million in the first nine months of 2010. The period-to-period increase in discretionary capital expenditures was primarily due to higher investment undertaken in the first nine months of 2011 to expand and improve the CO2–KMP and Products Pipelines–KMP business segments. Generally, KMP initially funds its discretionary capital expenditures through borrowings under its revolving credit facility or its commercial paper program until the amount borrowed is of a sufficient size to cost effectively offer either debt, or equity, or both. As of September 30, 2011, KMP’s current forecast for discretionary capital expenditures for 2011 is approximately $1.0 billion. This amount does not include forecasted discretionary expenditures by its equity investees, forecasted capital contributions to its equity investees, or forecasted expenditures for asset acquisitions.

Kinder Morgan’s discretionary capital expenditures for each of the two years ended December 31, 2010 and 2009 were $821.9 million and $1,151.8 million, respectively, and were associated entirely with KMP. The year-to-year decrease in discretionary capital expenditures was largely due to the higher investment undertaken in 2009 to construct KMP’s Kinder Morgan Louisiana natural gas pipeline system and to expand and improve the Products Pipelines—KMP and Terminals—KMP business segments.

Capital Contributions

In addition to its discretionary capital expenditures, KMP contributed a combined $299.3 million to its equity investees in 2010. In 2009, KMP made equity investment contributions of $2,051.8 million. The decrease in contributions in 2010 was driven by the incremental contributions KMP made in 2009 to Rockies Express Pipeline LLC, Midcontinent Express Pipeline LLC, and Fayetteville Express Pipeline LLC (all three reported as investments on Kinder Morgan’s balance sheet and accounted for under the equity method of accounting). Combined, KMP contributed $2,040.8 million in 2009 to partially fund (i) their respective Rockies Express, Midcontinent Express, and Fayetteville Express pipeline construction and/or pre-construction costs and (ii) the repayment of senior notes by Rockies Express in August 2009.

KMP’s 2010 contributions primarily consisted of a combined $216.5 million contributed to Rockies Express Pipeline LLC and Midcontinent Express Pipeline LLC. Fayetteville Express Pipeline LLC funded its 2010 pipeline construction costs with borrowings under its own $1.1 billion, unsecured revolving bank credit facility that is due in May 2012. Generally, KMP funds its equity investment contributions through borrowings under its bank credit facility or its commercial paper program. To the extent these sources of funding are not sufficient, KMP generally funds additional amounts through the issuance of long-term notes or common units for cash.

Capital Requirements for Recent Transactions

For each of the years ended December 31, 2010 and 2009, KMP’s net cash outlays for the acquisition of assets and investments totaled $1,213.2 million and $328.9 million, respectively. KMP’s 2010 cash outlays for strategic business acquisitions primarily consisted of (i) $921.4 million for a 50% equity ownership interest in Petrohawk Energy Corporation’s natural gas gathering and treating business (now KinderHawk Field Services LLC); (ii) $114.3 million for three unit train ethanol handling terminals acquired from US Development Group LLC and (iii) $97.0 million for terminal assets and investments acquired from Slay Industries. With the exception of the terminal assets acquired from US Development Group LLC, which was partially acquired by the issuance of additional common units, KMP utilized its commercial paper program to fund its 2010 acquisitions and then reduced its short-term borrowings with the proceeds from its 2010 equity issuances and its May 2010 issuance of long-term senior notes. Including both the value of common units KMP issued as consideration in the acquisition of assets and the cash related to acquisitions that it placed in escrow as of December 31, 2010, KMP’s outlays for the acquisition of assets and investments totaled $1,344.9 million in 2010.

KMP’s cash payments for acquired assets and investments in 2009 included $265.3 million for its acquisition of the natural gas treating business from Crosstex Energy L.P. and Crosstex Energy, Inc., and $36.0 million for its 40% membership interest in Endeavor Gathering LLC. KMP utilized its bank credit facility to fund its significant 2009 acquisitions and then reduced its short-term borrowings with the proceeds from its 2009 issuances of common units and senior notes. All of KMP’s significant 2010 and 2009 acquisitions are discussed further in Note 3 to Kinder Morgan’s consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

Off Balance Sheet Arrangements

Kinder Morgan has invested in entities that are not consolidated in its financial statements. For information on KMP’s obligations with respect to these investments, as well as KMP’s obligations with respect to related letters of credit, see Note 12 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus. Additional information regarding the nature and business purpose of Kinder Morgan’s investments is included in Note 6 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

Except as set forth with respect to contingent debt agreements with Midcontinent Express Pipeline LLC and Fayetteville Express Pipeline LLC under “—Contingent Debt” in Note 4 “Debt” to Kinder Morgan’s interim consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus, for the nine months ended September 30, 2011, there have been no material changes in Kinder Morgan’s obligations with respect to other entities that are not consolidated in its financial statements that would affect the disclosures presented as of December 31, 2010 referred to above.

Contractual Obligations and Commercial Commitments

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In millions)
Contractual Obligations:
Debt borrowings-principal payments	$15,230.8	$2,012.4	$2,814.9	$1,050.8	$9,352.7

Interest payments(a)	11,072.8	846.4	1,518.8	1,337.0	7,370.6
Lease obligations(b)	225.6	49.6	68.1	44.9	63.0
Pension and postretirement welfare plans(c)	355.3	29.0	60.9	66.0	199.4
Other obligations(d)	15.0	10.0	3.3	0.6	1.1

Total	$26,899.5	$2,947.4	$4,466.0	$2,499.3	$16,986.8

Other commercial commitments:
Standby letters of credit(e)	$357.3	$357.3	$—	$—	$—

Capital expenditures(f)	$303.4	$303.4	$—	$—	$—

(a)	Interest payment obligations exclude adjustments for interest rate swap agreements.
(b)	Represents commitments pursuant to the terms of operating lease agreements.
(c)	Represents expected benefit payments from pension and postretirement welfare plans as of December 31, 2010.
(d)	For the Less than 1 year column, represents (i) $5.0 million due under casualty insurance deductibles; (ii) $3.7 million due under carbon dioxide take-or-pay contracts and (iii) $1.3 million due pursuant to KMP’s purchase and sale agreement with Gas-Chill, Inc. for the acquisition of certain natural gas treating assets effective September 1, 2010. For the 1-3 years column, represents (i) $2.0 million due pursuant to KMP’s purchase and sale agreement with Slay Industries for the acquisition of certain bulk and liquid terminal assets effective March 5, 2010 and (ii) $1.3 million due pursuant to KMP’s purchase and sale agreement with Gas-Chill, Inc. For the 3-5 years column, represents amounts due pursuant to KMP’s purchase and sale agreement with Slay Industries. For the More than 5 years column, represents amounts due pursuant to KMP’s purchase and sale agreement with Slay Industries.
(e)

The $357.3 million in letters of credit outstanding as of December 31, 2010 consisted of the following: (i) a $100 million letter of credit that supports certain proceedings with the California Public Utilities Commission involving refined products tariff charges on the intrastate common carrier operations of KMP’s Pacific operations’ pipelines in the state of California; (ii) a $55.0 million letter of credit supporting KMP’s pipeline and terminal operations in Canada; (iii) a combined $40.1 million in three letters of credit required under provisions of Kinder Morgan’s property and casualty, worker’s compensation and general liability insurance policies; (iv) KMP’s $30.3 million guarantee under letters of credit totaling $45.5 million supporting KMP’s International Marine Terminals Partnership Plaquemines, Louisiana Port, Harbor, and Terminal Revenue Bonds; (v) a $25.4 million letter of credit supporting KMP’s Kinder Morgan Liquids

Terminals LLC New Jersey Economic Development Revenue Bonds; (vi) a $24.1 million letter of credit supporting KMP’s Kinder Morgan Operating L.P. “B” tax-exempt bonds; (vii) an $18.3 million letter of credit supporting Nassau County, Florida Ocean Highway and Port Authority tax-exempt bonds; (viii) a $16.2 million letter of credit supporting debt securities issued by the Express pipeline system; (ix) a $16.1 million letter of credit supporting KMP’s indemnification obligations on the Series D note borrowings of Cortez Capital Corporation and (x) a combined $16.6 million in eight letters of credit supporting environmental and other obligations of KMP and its subsidiaries.
(f)	Represents commitments for the purchase of plant, property and equipment as of December 31, 2010.

Other Contingent Commitments:	Contingency	Amount of Contingent Liability at December 31, 2010
Guarantor of the Bushton Gas processing plant lease(a)	Default by ONEOK, Inc.	Total $30.6 million, ending in May 2011.

(a)	In conjunction with Kinder Morgan’s sale of the Bushton gas processing facility to ONEOK, Inc., at December 31, 1999, ONEOK, Inc. became primarily liable under the associated operating lease and Kinder Morgan became secondarily liable. Should ONEOK, Inc. fail to make payments as required under the lease, Kinder Morgan would be required to make such payments, with recourse only to ONEOK, Inc.

Cash Flows

Interim Periods

The following table summarizes Kinder Morgan’s net cash flows from operating, investing and financing activities for each period presented.

	Nine Months Ended September 30,		increase/ (decrease)
	2011	2010
	(In millions)
Net cash provided by (used in):
Operating activities	$1,587.7	$1,218.5	$369.2
Investing activities	(1,814.9)	(1,898.8)	83.9
Financing activities	13.5	710.3	(696.8)
Effect of exchange rate changes on cash	(14.8)	1.0	(15.8)

Net (decrease) increase in cash and cash equivalents	$(228.5)	$31.0	$(259.5)

Operating Activities

The net increase of $369.2 million (30%) in cash provided by operating activities in the nine months ended September 30, 2011 compared to the respective 2010 period was primarily attributable to:

•

a $91.0 million increase in cash from overall higher net income—after adjusting Kinder Morgan’s period-to-period $233.9 million increase in net income for non-cash items including: (i) a $167.2 million increase relating to the non-cash loss from the remeasurement of KMP’s previous 50% equity interest in KinderHawk Field Services LLC (as discussed in Note 2 “Acquisitions and Divestitures” to Kinder Morgan’s interim consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus); (ii) an $83.8 million increase in expense from adjustments made to KMP’s rate case and other legal liabilities; (iii) a $282.3 million net increase in deferred income tax liabilities; (iv) a $470.8 million decrease due to higher earnings from equity investees, primarily attributable to a $430.0 million pre-tax impairment charge on Kinder Morgan’s equity investment in NGPL in 2010; and (v) a $200.0 million decrease in expense associated with a Going Private Transaction litigation reserve adjustment in 2010. The period-to-period change in net income in 2011 versus 2010 is discussed above in “—Results of Operations” (including all of the certain items disclosed in the associated table footnotes);

•

a $124.9 million increase in cash attributable to lower payments made in 2011 to various shippers on KMP’s Pacific operations’ refined products pipelines. In the first nine months of 2011 and 2010, KMP paid legal settlements of $81.4 million and $206.3 million, respectively, to settle various interstate and California intrastate transportation rate challenges filed by the shippers with the FERC and the CPUC, respectively, dating back as early as 1992;

•

a $91.6 million increase in cash related to net changes in both non-current assets and liabilities and other non-cash income and expense items, primarily driven by a (i) $124.2 million increase in cash due to higher net dock premiums and toll collections received from KMP’s Trans Mountain pipeline system customers; and (ii) a net $35.1 million decrease in cash attributable to lower non-cash earnings adjustments in the first nine months of 2011, including among other items, income from the sale or casualty of net assets and amortization of debt-related discounts and premiums;

•

a $73.0 million increase in cash from interest rate swap termination payments received by KMP in August 2011, when it terminated two separate fixed-to-variable interest rate swap agreements having a combined notional principal amount of $200.0 million;

•

a $46.0 million increase in cash from higher distributions of earnings from equity investees. The increase was chiefly due to incremental distributions of (i) $15.3 million received from KMP’s equity investment in KinderHawk Field Services LLC (for the periods prior to KMP’s July 1, 2011 acquisition of the remaining 50% interest in KinderHawk that it did not already own); (ii) $11.6 million received from KMP’s 50%-owned Fayetteville Express Pipeline LLC; and (iii) $10.3 million received from KMP’s 50%-owned Midcontinent Express Pipeline LLC; and

•

a $55.9 million decrease in cash relative to net changes in working capital items, primarily due to a $53.3 million decrease in cash from the collection and payment of trade and related party receivables and payables (including collections and payments on natural gas transportation and exchange imbalance receivables and payables), due primarily to the timing of invoices received from customers and paid to vendors and suppliers.

Investing Activities

The net decrease in cash used in investing activities in the nine months ended September 30, 2011 compared to the respective 2010 period was primarily attributable to:

•

a $227.8 million increase in cash due to lower acquisitions of assets and investments. In the first nine months of 2011, KMP paid $945.0 million for strategic acquisitions, including (i) $835.1 million for both its remaining 50% ownership interest in KinderHawk Field Services LLC and its 25% interest in EagleHawk Field Services LLC; (ii) $50.0 million for its preferred equity interest in Watco Companies, LLC; and (iii) $42.9 million paid for terminal assets that KMP acquired from TGS Development, L.P. (the 2011 acquisitions are discussed further in Note 2 to Kinder Morgan’s interim consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus). In the first nine months of 2010, KMP spent $1,172.8 million for strategic business acquisitions, primarily consisting of the following: (i) $921.4 million for its initial 50% ownership interest in KinderHawk in May 2010; (ii) $114.3 million for three unit train ethanol handling terminals acquired by KMP from US Development Group LLC in January 2010; and (iii) $97.0 million for terminal assets and investments that KMP acquired from Slay Industries in March 2010;

•

a $35.9 million increase in cash from higher proceeds received for combined margin and restricted deposits, primarily due to a $50.0 million increase due to the release of restricted cash. As of December 31, 2010, KMP placed the $50.0 million cash it paid in January 2011 for its equity investment in Watco Companies, LLC in a cash escrow account, and Kinder Morgan reported this amount as “Restricted deposits” on its year-end balance sheet;

•	a $118.2 million decrease in cash due to higher capital expenditures, as described above in “—Liquidity and Capital Resources—Capital Expenditures;”

•

an $86.7 million decrease in cash due to higher contributions to equity investees. During the first nine months of 2011, KMP contributed $297.0 million to its equity investees, including payments of $195.0 million to Fayetteville Express Pipeline LLC and $73.5 million to its 50%-owned Eagle Ford Gathering LLC. Fayetteville Express used the contributions to repay borrowings under its previous $1.1 billion bank credit facility, and subsequently, entered into new borrowing facilities. Eagle Ford Gathering used the contributions as partial funding for natural gas gathering infrastructure expansions. In the first nine months of 2010, KMP contributed an aggregate amount of $209.8 million, including $130.5 million to Rockies Express Pipeline LLC and $39.0 million to Midcontinent Express Pipeline LLC to partially fund its respective share of Rockies Express and Midcontinent Express natural gas pipeline system construction costs; and

•

a $2.9 million decrease in cash due to lower capital distributions (distributions in excess of cumulative earnings) received from equity investments in the first nine months of 2011—chiefly due to a reduction of $15.0 million in capital distributions received from Kinder Morgan’s equity investment in NGPL, which were largely offset by incremental capital distributions of $12.1 million that KMP received from Fayetteville Express Pipeline LLC.

Financing Activities

The net decrease in cash provided by financing activities in the nine months ended September 30, 2011 compared to the respective 2010 period was primarily attributable to:

•

a $748.1 million decrease in cash from overall debt financing activities—which include issuances and payments of debt and debt issuance costs. The decrease in cash was primarily due to (i) a $750.0 million principal payment on senior notes of Kinder Morgan Finance Company LLC, an indirect wholly owned subsidiary of Kinder Morgan, that matured in the first nine months of 2011; (ii) a $252.7 million increase in cash due to higher net short-term borrowings under Kinder Morgan’s bank credit facility; (iii) a $283.8 million decrease due to KMP’s lower net short-term borrowings (consisting of borrowings and repayments under both its commercial paper program and revolving credit facility); (iv) a $154.0 million decrease due to the repayment of all of the outstanding borrowings under KinderHawk Field Services LLC’s bank credit facility that KMP assumed on its July 1, 2011 acquisition date; (v) a $142.9 million increase due to higher net issuances and repayments of KMP’s senior notes (in the first nine months of 2011, KMP generated net proceeds of $1,136.0 million from issuing and repaying its senior notes, and in May 2010, KMP received net proceeds of $993.1 million from the public offering of $1.0 billion aggregate principal amount of its senior notes); and (vi) a $28.0 million increase in cash due to higher repayments received in the first nine months of 2011, primarily on a $30.9 million related party loan KMP made in July 2004 to Plantation Pipe Line Company.

Due in part to its short-term credit rating upgrade in February 2011, KMP made no short-term borrowings under its revolving credit facility in the first nine months of 2011, but instead made borrowings under its commercial paper program. For more information about Kinder Morgan’s debt financing activities, see Note 4 “Debt” to Kinder Morgan’s interim consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus;

•	a $57.3 million increase in cash used to pay dividends;

•	a $84.2 million increase in cash used for noncontrolling interests distributions, primarily due to an increase in KMP’s cash distributions to its common unit owners;

•

a $180.3 million increase in cash provided by noncontrolling interests contributions primarily reflecting the proceeds received by KMP, after commissions and underwriting expenses, from the sales of additional KMP common units (discussed in Note 5 “Stockholders’ Equity—Noncontrolling Interests—KMP—Contributions” to Kinder Morgan’s interim consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus); and

•	a $12.8 million increase in cash from net changes in cash book overdrafts, resulting from timing differences on checks issued but not yet presented for payment.

Annual Periods

The following table summarizes Kinder Morgan’s net cash flows from operating, investing and financing activities for each period presented.

	Year Ended December 31,
	2010	2009	2008
	(In millions)
Net Cash Provided by (Used in)
Operating activities	$1,911.0	$1,587.5	$1,396.8
Investing activities	(2,287.1)	(3,477.5)	3,210.0
Financing activities	710.6	1,931.0	(4,628.1)
Effect of Exchange Rate Changes on Cash	2.3	6.0	(8.7)

Net Increase (Decrease) in Cash and Cash Equivalents	$336.8	$47.0	$(30.0)

Operating Activities

Net cash provided by operating activities was $1,911.0 million in 2010, versus $1,587.5 million in 2009. The net increase of $323.5 million (20%) in cash provided by operating activities in the year ended December 31, 2010 compared to the respective 2009 period was primarily attributable to:

•

a $454.7 million increase in cash inflows relative to net changes in working capital items, primarily driven by (i) a $254.2 million decrease in cash used for income tax payments, net of refunds; (ii) a $147.4 million increase in cash from the collection and payment of trade and related party receivables and payables (including collections and payments on natural gas transportation and exchange imbalance receivables and payables), due primarily to the timing of invoices received from customers and paid to vendors and suppliers and (iii) an $84.0 million increase in cash from higher payments in 2009 for natural gas storage on KMP’s Kinder Morgan Texas Pipeline system;

•

a $76.5 million increase in cash from overall higher net income after adjusting for non-cash items, including (i) a $430.0 million impairment charge in 2010 on Kinder Morgan’s investment in NGPL; (ii) a $154.0 million increase in expense from the combined effect of KMP’s rate case liability adjustments (which increased expenses by $172.0 million in 2010 and by $18.0 million in 2009, respectively); (iii) a $23.9 million decrease in expense due to lower ineffectiveness on crude oil price hedges, and to lower expenses from the discontinuance of hedge accounting on certain energy commodity derivative contracts and (iv) a $23.8 million decrease in expense associated with adjustments to long-term receivables for environmental cost recoveries that increased operating expenses in 2009. The year-to-year change in net income from Kinder Morgan’s seven reportable business segments and change in general and administrative expenses (including the $200 million 2010 settlement of litigation related to the Going Private Transaction) is discussed above in “—Results of Operations” (including all of the certain items disclosed in the associated table footnotes);

•	a $47.8 million increase in cash attributable to higher net cash inflows from transportation and dock payments received from Trans Mountain pipeline system customers;

•

a $190.8 million decrease in cash attributable to higher payments made in 2010 for transportation rate settlements, refunds and reparations made pursuant to certain legal settlements reached with various shippers on KMP’s Pacific operations’ refined products pipelines. In June 2010, KMP paid $206.3 million to eleven of twelve shippers regarding the settlement of various transportation rate challenges filed with the FERC dating back as early as 1992. In May 2009, KMP made refund and settlement payments totaling $15.5 million to various shippers in connection with certain East Line rate settlement agreements; and

•

a $57.2 million decrease in cash primarily reflecting a reduction in the portion of distributions received from equity investments treated as distributions of equity earnings. Current accounting practice requires Kinder Morgan to classify and report cumulative cash distributions in excess of cumulative equity earnings as a return of capital rather than as a distribution of cumulative equity earnings. None of the $34.7 million in distributions received from Kinder Morgan’s equity investment in NGPL in 2010 were treated as a distribution of earnings from this equity investment; conversely, $42.5 million of distributions received from NGPL PipeCo LLC in 2009 were recognized as a distribution of earnings from this equity investment (see also the discussion of distributions from equity earnings following in “—Cash Flows—Investing Activities.”

Investing Activities

Net cash used in investing activities was $2,287.1 million in 2010, versus $3,477.5 million in 2009. The net increase in cash of $1,190.4 million in investing activities in the year ended December 31, 2010 compared to the respective 2009 period was primarily attributable to:

•	a $1,752.5 million increase in cash due to lower contributions to equity investees, as described above in “—Liquidity and Capital Resources—Capital Contributions;”

•	a $321.8 million increase in cash due to lower capital expenditures, as described above in “—Liquidity and Capital Resources—Capital Expenditures;”

•

a $98.8 million increase in cash due to higher capital distributions (distributions in excess of cumulative earnings) received in 2010 from equity investees, primarily related to the (i) combined $179.2 million in capital distributions KMP received from its equity investments in Rockies Express Pipeline LLC, Midcontinent Express Pipeline LLC and KinderHawk Field Services LLC in 2010, versus the $112.0 million of capital distributions KMP received in 2009 from its equity investment in Fayetteville Express Pipeline LLC and (ii) $34.7 million in capital distributions Kinder Morgan received in 2010 compared to the $13.7 million it received in 2009 from its equity investment in NGPL.

Return of capital distributions represent distributions paid out by Kinder Morgan’s and KMP’s equity investees in excess of the income they generated. KMP’s 2009 return of capital from Fayetteville Express represents a reimbursement to KMP for prior contributions it made to fund Fayetteville Express’ pre-construction costs for the pipeline system. In November 2009, Fayetteville Express Pipeline LLC entered into and then made borrowings under a new $1.1 billion unsecured revolving credit facility due in May 2012. It then made distributions to its two member owners (Energy Transfer Partners, L.P. and KMP) to reimburse them for prior contributions;

•	a $20.3 million increase in cash due to a decrease in investments in margin and restricted deposits;

•	an $884.3 million decrease in cash due to higher acquisitions of assets and investments, as described above in “—Liquidity and Capital Resources—Capital Requirements for Recent Transactions;”

•	a $109.6 million decrease in cash due to the full repayment received in 2009 of a loan KMP made in December 2008 to a single customer of its Texas intrastate natural gas pipeline group; and

•

a $17.5 million decrease in cash resulting from the deconsolidation of Triton Power Company LLC from Kinder Morgan’s consolidated financial statements upon the adoption of Accounting Standards Update No. 2009-17 (see Note 18 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus).

Financing Activities

Net cash provided by financing activities was $710.6 million in 2010, versus $1,931.0 million in 2009. The net decrease of $1,220.4 million in cash provided by financing activities in the year ended December 31, 2010 compared to the respective 2009 period was primarily attributable to:

•

a $675.6 million decrease in cash from overall debt financing activities—which include issuances and payments of debt and debt issuance costs. The decrease was primarily due a $1,091.3 million decrease in cash from overall debt financing activities of KMP and primarily consists of (i) a $987.6 million decrease in cash due to lower net issuances and repayments of KMP’s senior notes; (ii) a $600.0 million decrease in cash from lower net borrowings under KMP’s bank credit facility and (iii) a $522.1 million increase in cash due to net commercial paper borrowings by KMP in 2010 (KMP had no commercial paper borrowings as of December 31, 2009). Partially offsetting KMP’s overall debt financing activities for the period was an increase of $415.7 million in cash from KMK’s overall debt financing activities consisting primarily of (i) $744.2 million in net proceeds received from the issuance of senior notes by Kinder Morgan Finance Company, LLC, a wholly owned subsidiary of KMK and (ii) a $333.2 million decrease in cash due to increased net borrowings under KMK’s credit facility;

The largely offsetting increases and decreases in cash from KMP’s commercial paper and credit facility borrowings, respectively, were related in part to its short-term credit rating upgrade discussed above in “—Liquidity and Capital Resources—Credit Ratings and Capital Market Liquidity.” All of KMK’s and KMP’s 2010 and 2009 senior note offerings and repayments are discussed in Note 8 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus;

•

a $396.9 million decrease in cash provided by noncontrolling interest contributions primarily reflecting the $758.7 million KMP received, after commissions and underwriting expenses, from the sales of additional KMP common units in 2010, compared to the $1,155.6 million KMP received in 2009. All of KMP’s 2010 and 2009 equity issuances are discussed in Note 10 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus;

•	a $104.7 million increase in cash used for noncontrolling interests distributions, primarily due to an increase in KMP’s cash distributions to its common unit owners; and

•	a $50.0 million increase in cash used to pay dividends.

Kinder Morgan Energy Partners, L.P.

At September 30, 2011, Kinder Morgan owned, directly, and indirectly in the form of i-units corresponding to the number of shares of KMR Kinder Morgan owned, approximately 35.5 million limited partner units of KMP. These units, which consist of 16.4 million common units, 5.3 million Class B units and 13.8 million i-units, represent approximately 10.7% of the total outstanding limited partner interests of KMP. In addition, Kinder Morgan indirectly owns all the common equity of the general partner of KMP, which holds an effective 2% combined interest in KMP and its operating partnerships. Together, at September 30, 2011, these limited partner and general partner interests represented approximately 12.4% of KMP’s total equity interests and represented an approximate 50% economic interest in KMP. This difference results from the existence of incentive distribution rights held by Kinder Morgan G.P., Inc., the general partner of KMP.

KMP’s partnership agreement requires that it distribute 100% of “Available Cash,” as defined in its partnership agreement, to its partners within 45 days following the end of each calendar quarter. Kinder Morgan’s 2010 Form 10-K contains additional information concerning KMP’s partnership distributions, including the definition of “Available Cash,” the manner in which its total distributions are divided between Kinder Morgan G.P., Inc., as the general partner of KMP, and KMP’s limited partners, and the form of distributions to all of its partners, including its noncontrolling interests.

On August 12, 2011, KMP paid a quarterly distribution of $1.15 per common unit for the second quarter of 2011, of which $244.9 million was paid to the public holders (included in noncontrolling interests) of KMP’s common units. This distribution was 6% higher than the $1.09 per unit distribution KMP paid on August 13, 2010 for the second quarter of 2010.

On October 16, 2011, KMP declared a cash distribution of $1.16 per unit for the third quarter of 2011 (an annualized rate of $4.64 per unit). This distribution is 4.5% higher than the $1.11 per unit distribution KMP made for the third quarter of 2010.

Currently, KMP expects to declare cash distributions in excess of $4.60 per unit for 2011 (for 2010, KMP made cash distributions of $4.40 per unit, and its 2011 budget assumes cash distributions of $4.60 per unit). Although the majority of the cash generated by KMP’s assets is fee based and is not sensitive to commodity prices, the CO2–KMP business segment is exposed to commodity price risk related to the price volatility of crude oil and natural gas liquids, and while KMP hedges the majority of its crude oil production, it does have exposure on its unhedged volumes, the majority of which are natural gas liquids volumes.

KMP’s 2011 budget assumes an average West Texas Intermediate (WTI) crude oil price of approximately $89 per barrel (with some minor adjustments for timing, quality and location differences) in 2011, and based on the actual prices it has received through the date of this report and the forward price curve for WTI (adjusted for the same factors used in KMP’s 2011 budget), KMP currently expects the average price of WTI crude oil will be approximately $93 per barrel in 2011. Furthermore, for 2011, KMP expects that every $1 change in the average WTI crude oil price per barrel will impact the CO2–KMP segment’s cash flows by approximately $5.0 million (or less than 0.2% of KMP’s combined business segments’ anticipated earnings before depreciation, depletion and amortization expenses). This sensitivity to the average WTI price is very similar to what KMP experienced in 2010.

Dividends

Kinder Morgan’s dividend policy set forth in its shareholders agreement provides, subject to applicable law, that Kinder Morgan will pay quarterly cash dividends on all classes of its capital stock equal to the cash it receives from its subsidiaries and other sources less any cash disbursements and reserves established by a majority vote of its board of directors, including for general and administrative expenses, interest and cash taxes. The division of Kinder Morgan’s dividends among its classes of capital stock will be in accordance with its charter. Kinder Morgan’s board of directors may declare dividends by a majority vote in accordance with its dividend policy pursuant to its bylaws. This policy reflects Kinder Morgan’s judgment that its stockholders would be better served if it distributed to them a substantial portion of its cash. As a result, Kinder Morgan may not retain a sufficient amount of cash to fund its operations or to finance unanticipated capital expenditures or growth opportunities, including acquisitions.

As presented in the table at the end of this section, for the nine months ended September 30, 2011, Kinder Morgan had cash available to pay distributions of $592.2 million. In 2011, Kinder Morgan expects to meet or exceed its $820 million budget for cash available to pay dividends. As discussed below, Kinder Morgan’s dividend for the first quarter of 2011 (paid on May 16, 2011) was prorated for the portion of the first quarter of 2011 that Kinder Morgan was public. Dividends on Kinder Morgan’s investor retained stock generally will be paid at the same time as dividends on Kinder Morgan’s Class P common stock and will be based on the aggregate number of shares of Class P common stock into which the investor retained stock is convertible on the record date for the applicable dividend.

The portion of Kinder Morgan’s dividends payable on the three classes of investor retained stock may vary among those classes, but the variations will not affect the dividends Kinder Morgan pays on its common stock since the total number of shares of common stock into which the outstanding investor retained stock can convert in the aggregate was fixed on the closing of Kinder Morgan’s initial public offering on February 16, 2011. As of

September 30, 2011, investor retained stock was convertible into an aggregate of 596,102,672 shares of Kinder Morgan Class P common stock, which represent 84.2% of Kinder Morgan’s Class P common stock on a fully-converted basis. Subsequent to the initial public offering, any conversion of investor retained stock into Kinder Morgan Class P common stock will reduce on a one for one basis the number of common shares into which the investor retained stock can convert such that the number of shares on a fully converted basis is the same before and after the conversion of the investor retained stock.

Kinder Morgan’s board of directors may amend, revoke or suspend its dividend policy at any time and for any reason, which would require a supermajority board approval while the Sponsor Investors, consisting of investment funds advised by, or affiliated with, Goldman, Sachs & Co., Highstar Capital LP, The Carlyle Group and Riverstone Holdings LLC, maintain prescribed ownership thresholds. During that time, supermajority approval would also be required to declare and pay any dividends that are not in accordance with Kinder Morgan’s dividend policy. There is nothing in Kinder Morgan’s dividend policy or governing documents that prohibits it from borrowing to pay dividends. The actual amount of dividends to be paid on Kinder Morgan’s capital stock will depend on many factors, including its financial condition and results of operations, liquidity requirements, market opportunities, capital requirements, legal, regulatory and contractual constraints, tax laws and other factors. Distributions Kinder Morgan receives from KMP are its most significant source of cash available to pay dividends (including the value of additional KMR shares Kinder Morgan receives on the approximately 13.8 million shares it owns). Kinder Morgan intends periodically to sell the KMR shares Kinder Morgan receives as distributions to generate cash.

On February 11, 2011, Kinder Morgan’s Board of Directors declared and paid a dividend to its then existing investors of $245.8 million with respect to the period for which it was not public. This consisted of $205.0 million for the fourth quarter of 2010 and $104.8 million for the first 46 days of 2011, representing the portion of the first quarter of 2011 that Kinder Morgan was not public, less a one time adjustment of $64.0 million in available earnings and profits reserved for the after tax cost of special cash bonuses (and premium pay) in an aggregate amount of approximately $100 million that was paid in May of 2011 to certain of its non-senior management employees. No holders of Class B shares or Class C shares received such bonuses.

On May 16, 2011, Kinder Morgan paid a prorated dividend of $0.14 per share for the first quarter of 2011 to shareholders of record as of May 2, 2011. The initial dividend was prorated from February 16, 2011, the day that Kinder Morgan closed its initial public offering, to March 31, 2011. Based on a full quarter, the dividend amounted to $0.29 per share ($1.16 annualized).

On August 15, 2011, Kinder Morgan paid a dividend of $0.30 per share for the second quarter of 2011 to shareholders of record as of August 1, 2011.

On October 16, 2011, Kinder Morgan’s board of directors declared a dividend of $0.30 per share ($1.20 annualized) for the third quarter of 2011 payable on November 15, 2011, to shareholders of record as of October 31, 2011.

Cash Available to Pay Dividends

(In millions)

	Nine Months Ended September 30,
	2011	2010
KMP distributions to Kinder Morgan
From ownership of general partner interest(a)(b)	$878.5	$607.4
On KMP units owned by Kinder Morgan(c)	74.2	69.5
On KMR shares owned by Kinder Morgan(d)	45.6	39.9

Total KMP distributions to Kinder Morgan	998.3	716.8
NGPL PipeCo LLC’s distributions to Kinder Morgan	19.7	34.7

Total distributions received	1,018.0	751.5
General and administrative expenses and sustaining capital expenditures	(7.7)	1.7
Interest expense	(160.7)	(153.0)

Cash available to pay dividends before cash taxes	849.6	600.2
Cash taxes(e)	(257.4)	(169.2)

Cash available to pay dividends(f)	$592.2	$431.0

(a)	Based on (i) Kinder Morgan Energy Partners, L.P. (KMP) distributions of $3.42 per common unit paid in the nine months ended September 30, 2011, and distributions of $3.21 per common unit paid in the nine months ended September 30, 2010 (versus the $3.45 per common unit declared for the nine months ended September 30, 2011, and distributions of $3.27 per common unit declared in the nine months ended September 30, 2010); (ii) 316.2 million and 298.2 million aggregate common units, Class B units and i-units outstanding as of January 31, 2011 and January 29, 2010, respectively; (iii) 318.9 million and 299.7 million aggregate common units, Class B units and i-units outstanding as of April 29, 2011 and April 30, 2010, respectively; (iv) 329.7 million and 309.3 million aggregate common units, Class B units and i-units outstanding as of July 29, 2011 and July 30, 2010, respectively; and (v) with respect to the 7.9 million common units issued during 2010 that were deemed by Kinder Morgan to be issued in connection with financing a portion of the acquisition of KMP’s initial 50% interest in the KinderHawk joint venture, Kinder Morgan, as owner of the general partner, has waived receipt of its related incentive distributions from the second quarter 2010 through 2011.
(b)	Includes $170 million negative impact in the third quarter 2010 of a KMP distribution of cash from an interim capital transaction. As a result of the distribution of cash from an interim capital transaction, the amount actually distributed to the general partner in the third quarter of 2010 was $170 million lower than it otherwise would have been had all distributions been cash from operations.
(c)	Based on 21.7 million KMP units owned by Kinder Morgan multiplied by the KMP per unit distribution paid, as outlined in footnote (a) above.
(d)	Assumes that Kinder Morgan sold approximately 0.7 million KMR shares that it received as distributions in the nine months ended September 30, 2011, and approximately 0.7 million KMR shares that it received as distributions in the nine months ended September 30, 2010, at the prices used to calculate the number of KMR shares received in the quarterly distributions. Kinder Morgan did not sell any KMR shares in 2011 or 2010. Kinder Morgan intends periodically to sell the KMR shares it receives as distributions to generate cash.
(e)	2010 amounts include approximately $61 million of tax benefits related to an interim capital transaction.
(f)	Includes approximately $109 million negative impact in the third quarter of 2010 of a KMP distribution of cash from interim capital transactions. Excluding the effect of the distribution of cash from interim capital transactions, 2010 projected cash available to pay dividends would have been approximately $540 million for the nine months ended September 30.

Reconciliation of Cash Available to Pay Dividends to Income from Continuing Operations

(In millions)

	Nine Months Ended September 30,
	2011	2010
Income from continuing operations(a)	$367.4	$133.4
Depreciation, depletion and amortization(a)	807.6	813.7
Amortization of excess cost of equity investments(a)	4.9	4.3
(Earnings) loss from equity investments(a)	(214.7)	256.1
Distributions from equity investments	200.9	154.9
Distributions from equity investments in excess of cumulative earnings	185.0	187.9
KMP certain items(b)	479.5	176.3
KMI purchase accounting(c)	(8.0)	(29.5)
Going Private Transaction litigation settlement(d)	—	200.0
Interim capital transaction(e)	—	(166.6)
Difference between cash and book taxes	(29.2)	(204.7)
Difference between cash and book interest expense for KMI	(36.5)	(36.2)
Sustaining capital expenditures(f)	(140.8)	(121.8)
KMP declared distribution on its limited partner units owned by the public(g)	(1,007.4)	(892.8)
Other(h)	(16.5)	(44.0)

Cash available to pay dividends	$592.2	$431.0

(a)	Consists of the corresponding line items in Kinder Morgan’s consolidated statements of income included elsewhere in this information statement/proxy statement/prospectus.
(b)	Consists of items such as hedge ineffectiveness, legal and environmental reserves, gain/loss on sale, insurance proceeds from casualty losses, and asset disposition expenses. Nine months 2011 includes (i) $167.2 million non-cash loss on KMP’s previously held equity interest in KinderHawk discussed above, (ii) $234.3 million increase in expense primarily associated with adjustments to rate case reserves and rights-of-way lease payment obligations and (iii) KMP’s portion ($87.1 million) of a $100 million special bonus expense for non-senior management employees, which KMP is required to recognize in accordance with U.S. generally accepted accounting principles. However, KMP has no obligation, nor did it pay any amounts in respect to such bonuses. The cost of the $100 million special bonus to non-senior management employees was not borne by the Class P shareholders. In May of 2011 we paid for the $100 million of special bonuses, which included the amounts allocated to KMP, using $64 million (after-tax) in available earnings and profits reserved for this purpose and not paid in dividends to the Class A shareholders. KMP adds back these certain items in its calculation of distributable cash flow used to determine its distribution.
(c)	Consists of non-cash purchase accounting adjustments related to the Going Private Transaction primarily associated with non-cash income recognized from the revaluation of KMP’s crude hedges.
(d)	Includes a $200 million (pre-tax) Going Private Transaction litigation settlement.
(e)	Includes an interim capital transaction (ICT Distribution) wherein a portion of KMP’s partnership distributions for the second quarter of 2010 (which it paid in the third quarter of 2010) was a distribution of cash from an ICT Distribution rather than a distribution of cash from operations. The difference between the $166.6 million pre-tax amount shown here and the $170 million pre-tax amount discussed in note (e) to the Cash Available to Pay Dividends table above is due to differences between the earnings impact and the cash impact of the interim capital transaction. The difference is reflected in this table in “Other.” See Note 11 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.
(f)	Kinder Morgan defines sustaining capital expenditures as capital expenditures that do not expand the capacity of an asset.

(g)	Declared distribution multiplied by limited partner units outstanding on the applicable record date less units owned by Kinder Morgan. Includes distributions on KMR shares. KMP must generate the cash to cover the distributions on the KMR shares, but those distributions are paid in additional shares and KMP retains the cash. Kinder Morgan does not have access to that cash.
(h)	Consists of items such as timing and other differences between earnings and cash (for example, a lag between when earnings are recognized and distributions are paid, including distributions to Kinder Morgan by KMP), the elimination of any earnings from Kinder Morgan’s formerly owned Power segment, KMI certain items, including, for the nine months 2011, KMI’s portion ($12.9 million) of the special bonus described in footnote (b) above, and KMP’s cash flow in excess of its distributions.

Recent Accounting Pronouncements

Please refer to Note 13 to Kinder Morgan’s interim consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus for information concerning recent accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

Generally, Kinder Morgan’s market risk sensitive instruments and positions have been determined to be “other than trading.” Kinder Morgan’s exposure to market risk as discussed below includes forward-looking statements and represents an estimate of possible changes in fair value or future earnings that would occur assuming hypothetical future movements in energy commodity prices or interest rates. Kinder Morgan’s views on market risk are not necessarily indicative of actual results that may occur and do not represent the maximum possible gains and losses that may occur, since actual gains and losses will differ from those estimated based on actual fluctuations in energy commodity prices or interest rates and the timing of transactions.

Energy Commodity Market Risk

Primarily through its subsidiary, KMP, Kinder Morgan is exposed to energy commodity market risk and other external risks, such as weather-related risk, in the ordinary course of business. However, Kinder Morgan takes steps to hedge, or limit its exposure to, these risks in order to maintain a more stable and predictable earnings stream. Stated another way, Kinder Morgan executes a hedging strategy that seeks to protect it financially against adverse price movements and serves to minimize potential losses. Kinder Morgan’s strategy involves the use of certain energy commodity derivative contracts to reduce and minimize the risks associated with unfavorable changes in the market price of natural gas, natural gas liquids and crude oil. The derivative contracts KMP uses include energy products traded on the New York Mercantile Exchange and over-the-counter markets, including, but not limited to, futures and options contracts, fixed price swaps and basis swaps.

Fundamentally, Kinder Morgan’s hedging strategy involves taking a simultaneous position in the futures market that is equal and opposite to its position, or anticipated position, in the cash market (or physical product) in order to minimize the risk of financial loss from an adverse price change. For example, as sellers of crude oil and natural gas, KMP often enters into fixed price swaps and/or futures contracts to guarantee or lock-in the sale price of its crude oil or the margin from the sale and purchase of its natural gas at the time of market delivery, thereby directly offsetting any change in prices, either positive or negative. A hedge is successful when gains or losses in the cash market are neutralized by losses or gains in the futures transaction.

Kinder Morgan’s policies require that derivative contracts are only entered into with carefully selected major financial institutions or similar counterparties based upon their credit ratings and other factors, and Kinder Morgan maintains strict dollar and term limits that correspond to its counterparties’ credit ratings. While it is Kinder Morgan’s policy to enter into derivative transactions only with investment grade counterparties and actively monitor their credit ratings, it is nevertheless possible that losses will result from counterparty credit risk in the future. The credit ratings of the primary parties from whom Kinder Morgan transacts in energy commodity derivative contracts (based on contract market values) are as follows (credit ratings per Standard & Poor’s Ratings Services):

Credit Rating
J. Aron & Company / Goldman Sachs	A
Morgan Stanley	A
Deutsche Bank	A+

As discussed above, the principal use of energy commodity derivative contracts is to mitigate the market price risk associated with anticipated transactions for the purchase and sale of natural gas, natural gas liquids and crude oil. Using derivative contracts for this purpose helps provide KMP increased certainty with regard to its operating cash flows and helps it undertake further capital improvement projects, attain budget results and meet distribution targets to its partners. Kinder Morgan categorizes such use of energy commodity derivative contracts as cash flow hedges because the derivative contract is used to hedge the anticipated future cash flow of a transaction that is expected to occur but whose value is uncertain. Cash flow hedges are defined as hedges made with the intention of decreasing the variability in cash flows related to future transactions, as opposed to the value of an asset, liability or firm commitment, and Kinder Morgan is allowed special hedge accounting treatment for such derivative contracts.

In accounting for cash flow hedges, gains and losses on the derivative contracts are reported in other comprehensive income, outside “Net Income” reported in Kinder Morgan’s consolidated statements of income, but only to the extent that the gains and losses from the change in value of the derivative contracts can later offset the loss or gain from the change in value of the hedged future cash flows during the period in which the hedged cash flows affect net income. That is, for cash flow hedges, all effective components of the derivative contracts’ gains and losses are recorded in other comprehensive income (loss), pending occurrence of the expected transaction. Other comprehensive income (loss) consists of those financial items that are included within “Accumulated other comprehensive loss” in Kinder Morgan’s accompanying consolidated balance sheets but not included in net income (portions attributable to noncontrolling interests are included within “Noncontrolling interests” and are not included in net income). Thus, in highly effective cash flow hedges, where there is no ineffectiveness, other comprehensive income changes by exactly as much as the derivative contracts and there is no impact on earnings until the expected transaction occurs.

All remaining gains and losses on the derivative contracts (the ineffective portion) are included in current net income. The ineffective portion of the gain or loss on the derivative contracts is the difference between the gain or loss from the change in value of the derivative contract and the effective portion of that gain or loss. In addition, when the hedged forecasted transaction does take place and affects earnings, the effective part of the hedge is also recognized in the income statement, and the earlier recognized effective amounts are removed from “Accumulated other comprehensive loss” (and “Noncontrolling interests”) and are transferred to the income statement as well, effectively offsetting the changes in cash flows stemming from the hedged risk. If the forecasted transaction results in an asset or liability, amounts should be reclassified into earnings when the asset or liability affects earnings through cost of sales, depreciation, interest expense, etc. For more information on other comprehensive income (loss) and “Accumulated other comprehensive loss” see Notes 2 and 13 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

Kinder Morgan measures the risk of price changes in the natural gas, natural gas liquids and crude oil markets utilizing a value-at-risk model. Value-at-risk is a statistical measure estimating the probability of portfolio losses over a given holding period, within a certain level of statistical confidence. Kinder Morgan utilizes a closed form model to evaluate risk on a quarterly basis. Kinder Morgan’s value-at-risk computations utilize a confidence level of 97.7% for the resultant price movement, and it chooses a holding period of one day for the calculation. The confidence level used means that there is a 97.7% probability that the mark-to-market losses for a single day will not exceed the value-at-risk number presented. For each of the years ended December 31, 2010 and 2009, Kinder Morgan’s value-at-risk reached a high of $6.9 million and $10.4 million, respectively, and a low of $2.5 million and $2.6 million, respectively. Value-at-risk as of December 31, 2010 was $2.5 million, and averaged $4.6 million for 2010. Value-at-risk as of December 31, 2009 was $10.1 million, and averaged $7.6 million for 2009.

Kinder Morgan’s calculated value-at-risk exposure represents an estimate of the reasonably possible net losses that would be recognized on the combined portfolio of derivative contracts (including commodity futures and options contracts, fixed price swaps, basis swaps and over-the-counter options) and corresponding physical commodities assuming hypothetical movements in future market rates and is not necessarily indicative of actual results that may occur. It does not represent the maximum possible loss or any expected loss that may occur, since actual future gains and losses will differ from those estimated. Actual gains and losses may differ from estimates due to actual fluctuations in market rates, operating exposures and the timing thereof, as well as changes in Kinder Morgan’s portfolio of derivatives during the year.

In addition, as discussed above, KMP enters into its derivative contracts largely for the purpose of mitigating the risks that accompany certain of its business activities and, therefore both in the value-at-risk calculation and in reality, the change in the market value of the derivative contracts portfolio is offset largely by changes in the value of the underlying physical transactions. For more information on Kinder Morgan’s energy commodity risk management activities, see Note 13 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

Interest Rate Risk

In order to maintain a cost effective capital structure, it is Kinder Morgan’s policy to borrow funds using a mix of fixed rate debt and variable rate debt. The market risk inherent in Kinder Morgan’s debt instruments and positions is the potential change arising from increases or decreases in interest rates as discussed below.

For fixed rate debt, changes in interest rates generally affect the fair value of the debt instrument, but not Kinder Morgan’s earnings or cash flows. Conversely, for variable rate debt, changes in interest rates generally do not impact the fair value of the debt instrument, but may affect Kinder Morgan’s future earnings and cash flows. Generally, there is not an obligation to prepay fixed rate debt prior to maturity and, as a result, interest rate risk and changes in fair value should not have a significant impact on the fixed rate debt included in the accompanying balance sheets until such debt is required to be refinanced.

As of December 31, 2010 and 2009, the carrying values of the fixed rate debt included in Kinder Morgan’s accompanying consolidated balance sheets were $14,559.1 million and $13,083.4 million, respectively. These amounts compare to, as of December 31, 2010 and 2009, fair values of $15,518.3 million and $13,676.2 million, respectively. Fair values were determined using quoted market prices where applicable, or future cash flow discounted at market rates for similar types of borrowing arrangements. A hypothetical 10% change in the average interest rates applicable to such debt for 2010 and 2009, would result in changes of approximately $530.3 million and $503.5 million, respectively, in the fair values of these instruments. The carrying value and fair value of the variable rate debt, including associated accrued interest and excluding the value of interest rate swap agreements (discussed following), was $596.1 million and $558.9 million as of December 31, 2010 and 2009, respectively.

As of December 31, 2010, KMK and KMP were party to interest rate swap agreements with a notional principal amount of $725.0 million and $4.8 billion, respectively. As of December 31, 2009, KMK and KMP were party to interest rate swap agreements with a notional principal amount of $725.0 million and $5.2 billion, respectively. An interest rate swap agreement is a contractual agreement entered into between two counterparties under which each agrees to make periodic interest payments to the other for an agreed period of time based upon a predetermined amount of principal, which is called the notional principal amount. Normally at each payment or settlement date, the party who owes more pays the net amount; so at any given settlement date only one party actually makes a payment. The principal amount is notional because there is no need to exchange actual amounts of principal. A hypothetical 10% change of the weighted average interest rate on all of Kinder Morgan’s borrowings (approximately 45 basis points in 2010) when applied to its outstanding balance of variable rate debt as of December 31, 2010 and 2009, including adjustments for the notional swap amounts described above, would result in changes of approximately $27.4 million and $30.2 million, respectively, in its 2010 and 2009 annual pre-tax earnings.

Interest rate swap agreements are entered into for the purpose of transforming a portion of the underlying cash flows related to long-term fixed rate debt securities into variable rate debt in order to achieve Kinder Morgan’s desired mix of fixed and variable rate debt. Since the fair value of fixed rate debt varies with changes in the market rate of interest, swap agreements are entered into to receive a fixed and pay a variable rate of interest. Such swap agreements result in future cash flows that vary with the market rate of interest, and therefore hedge against changes in the fair value of the fixed rate debt included in the accompanying balance sheets due to market rate changes.

As of both December 31, 2010 and 2009, all of KMK’s and KMP’s interest rate swap agreements represented fixed-for-variable rate swaps, where each agreed to pay its counterparties a variable rate of interest on a notional principal amount, comprised of principal amounts from various series of its long-term fixed rate senior notes. In exchange, the counterparties agreed to pay a fixed rate of interest, thereby allowing fixed rate liabilities to transform into variable rate obligations without the incurrence of additional loan origination or conversion costs.

Kinder Morgan monitors the mix of fixed rate and variable rate debt obligations in light of changing market conditions and from time to time through its subsidiaries, may alter that mix by, for example, refinancing outstanding balances of variable rate debt with fixed rate debt (or vice versa) or by entering into interest rate swap agreements or other interest rate hedging agreements. In general, KMP attempts to maintain an overall target mix of approximately 50% fixed rate debt and 50% of variable rate debt, and typically KMK, excluding KMP, targets well below that level for variable rate debt. As of December 31, 2010, approximately 20% of KMK’s debt, excluding that of KMP, is variable rate debt.

As of December 31, 2010 and 2009, Kinder Morgan’s cash and investment portfolio included $8.2 million and $13.2 million, respectively, in fixed-income debt securities. These amounts are included in “Investments” in Kinder Morgan’s accompanying consolidated balance sheets at each reporting date and are not material to Kinder Morgan’s consolidated balance sheets.

See Note 8 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus for additional information related to Kinder Morgan’s debt instruments; for more information on Kinder Morgan’s interest rate risk management and on Kinder Morgan’s interest rate swap agreements, see Note 13 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus.

Kinder Morgan’s Executive Compensation

Overview

Kinder Morgan’s executive officers have not received long-term compensation for serving in such capacities for Kinder Morgan other than the receipt of Kinder Morgan Holdco LLC Class A-1 units and Class B units in the Going Private Transaction, which converted into Kinder Morgan Class C shares and Class B shares, respectively, in connection with Kinder Morgan’s initial public offering. In addition to information regarding such compensation, the following sets forth information regarding compensation earned by, awarded to or paid to Kinder Morgan’s executive officers in their capacities as executive officers of Kinder Morgan’s subsidiaries or its affiliates, including KMP (sometimes collectively referred to in this section as the “Kinder Morgan affiliated entities”), for the periods presented. Kinder Morgan’s executive officers also serve in the same capacities as executive officers of KMK, Kinder Morgan G.P., Inc. and KMR.

Following the Going Private Transaction and prior to the completion of Kinder Morgan’s initial public offering in February 2011, neither Kinder Morgan’s board nor KMK’s board had a separately designated compensation committee. Richard D. Kinder, as Kinder Morgan’s Chief Manager, made compensation decisions with respect to KMK’s executive officers. References in this section to “Kinder Morgan’s compensation committee” mean for the periods prior to the initial public offering, Mr. Kinder as Chief Manager, and for the periods following the initial public offering, Kinder Morgan’s compensation committee, composed of five independent directors.

The compensation committee of the board of directors of KMR, which committee is composed of three independent directors, determines the compensation to be paid by KMP to KMR’s and Kinder Morgan G.P., Inc.’s executive officers. As described below, KMR’s compensation committee is aware of the compensation paid to such officers by entities such as KMK, but makes its compensation determinations at its sole discretion.

As long as the Sponsor Investors can nominate at least five directors to the Kinder Morgan board of directors, under Kinder Morgan’s bylaws, many compensation decisions also will be subject to supermajority board approval. Therefore, Kinder Morgan’s compensation committee will not have sole discretion with respect to these decisions.

Compensation Discussion and Analysis

Program Objectives

Kinder Morgan seeks to attract and retain executives who will help it achieve its primary business strategy objective of growing the value of its portfolio of businesses for the benefit of its stockholders. To help accomplish this goal, Kinder Morgan has designed an executive compensation program that rewards individuals with competitive compensation that consists of a mix of cash, benefit plans and long-term compensation, with a majority of executive compensation tied to the “at risk” portions of the annual cash bonus.

The key objectives of Kinder Morgan’s executive compensation program are to attract, motivate and retain executives who will advance its overall business strategies and objectives to create and return value to its stockholders. Kinder Morgan believes that an effective executive compensation program should link total compensation to financial performance and to the attainment of short- and long-term strategic, operational, and financial objectives. Kinder Morgan also believes it should provide competitive total compensation opportunities at a reasonable cost. In designing its executive compensation program, Kinder Morgan has recognized that its executives have a much greater portion of their overall compensation at-risk than do its other employees. Consequently, Kinder Morgan has tried to establish the at-risk portions of its executive total compensation at levels that recognize their much increased level of responsibility and their ability to influence business results.

Kinder Morgan’s executive compensation program is principally composed of the following two elements: (1) base cash salary, and (2) possible annual cash bonus (reflected in the Summary Compensation Table below as Non-Equity Incentive Plan Compensation). Kinder Morgan pays its executive officers a base salary not to exceed $300,000, which it believes is below annual base salaries for comparable positions in the marketplace.

In addition, Kinder Morgan believes that the compensation of its Chief Executive Officer, Chief Financial Officer and the executives named in the Summary Compensation Table below, collectively referred to in this section as the “named executive officers,” should be directly and materially tied to the financial performance of the Kinder Morgan affiliated entities, and should be aligned with the interests of Kinder Morgan’s shareholders. Therefore, the majority of the named executive officers’ compensation is allocated to the “at risk” portion of the compensation program—the annual cash bonus. Accordingly, for 2010, Kinder Morgan’s executive compensation was weighted toward the cash bonus, payable on the basis of the achievement of (1) a free cash flow target (described more fully below) by Kinder Morgan, and (2) a cash distribution per common unit target by KMP.

Kinder Morgan’s compensation is determined independently without the use of any compensation surveys. Nevertheless, Kinder Morgan annually compares its executive compensation components with market information, consisting of third-party surveys in which Kinder Morgan participates. The surveys Kinder Morgan uses in reviewing its executive compensation consist of the Towers Executive Survey, in which approximately 300 to 400 companies participate, the Hewitt Executive Survey, in which approximately 400 companies participate, and the Natural Gas Transmission Industries Survey, in which companies in the natural gas industry participate. The purpose of this comparison is to ensure that Kinder Morgan’s total compensation package operates effectively, remains both reasonable and competitive with the energy industry, and is generally comparable to the compensation offered by companies of similar size and scope as Kinder Morgan. Kinder Morgan also keeps abreast of current trends, developments, and emerging issues in executive compensation, and if appropriate, will obtain advice and assistance from outside legal, compensation or other advisors.

Kinder Morgan has endeavored to design its executive compensation program and practices with appropriate consideration of all tax, accounting, legal and regulatory requirements. Section 162(m) of the Code limits the deductibility of certain compensation for executive officers to $1,000,000 of compensation per year; however, if specified conditions are met, certain compensation may be excluded from consideration of the $1,000,000 limit. Since the bonuses paid to Kinder Morgan’s executive officers were paid under KMK’s Annual Incentive Plan as a result of reaching designated financial targets established by Richard D. Kinder and KMR’s compensation committee, Kinder Morgan expects that all compensation paid to its executives would qualify for deductibility under federal income tax rules. Though Kinder Morgan is advised that limited partnerships such as KMP, and private companies, such as Kinder Morgan prior to its initial public offering, are not subject to section 162(m), Kinder Morgan and KMP have chosen to generally operate as if this code section does apply to them as a measure of appropriate governance.

Behaviors Designed to Reward

Kinder Morgan’s executive compensation program is designed to reward individuals for advancing its business strategies and the interests of its stakeholders, and it prohibits engaging in any detrimental activities, such as performing services for a competitor, disclosing confidential information or violating appropriate business conduct standards. Each executive is held accountable to uphold and comply with company guidelines, which require the individual to maintain a discrimination-free workplace, to comply with orders of regulatory bodies, and to maintain high standards of operating safety and environmental protection.

Unlike many companies, Kinder Morgan has no executive perquisites, supplemental executive retirement, non-qualified supplemental defined benefit/contribution, deferred compensation or split dollar life insurance programs for its executive officers. Kinder Morgan has no executive company cars or executive car allowances nor does it pay for financial planning services. Additionally, Kinder Morgan does not own any corporate aircraft and does not pay for executives to fly first class. Kinder Morgan believes that this area of its overall compensation package is below competitive levels for comparable companies; however, it has no current plans to change its policy of not offering such executive benefits or perquisite programs.

Kinder Morgan does not have employment agreements (other than with Richard D. Kinder) or change of control agreements with its executive officers, although the Class B shares held by its executive officers will fully vest upon a change of control. In connection with its initial public offering, Kinder Morgan entered into severance agreements with 11 of Kinder Morgan’s or its subsidiaries’ executive officers. See “—Other Compensation—Other Potential Post-Employment Benefits.”

At his request, Richard D. Kinder receives $1 of base salary per year from Kinder Morgan. Additionally, Mr. Kinder has requested that he receive no annual bonus or other compensation from Kinder Morgan or any of its affiliates (other than the Class B unit awards that he received in 2007 in connection with the Going Private Transaction). Mr. Kinder does not have any deferred compensation, supplemental retirement or any other special benefit, compensation or perquisite arrangement with Kinder Morgan, and each year Mr. Kinder reimburses Kinder Morgan for his portion of health care premiums and parking expenses.

Elements of Compensation

As outlined above, Kinder Morgan’s executive compensation program is principally composed of the following two elements: (1) a base cash salary, and (2) a possible annual cash bonus. With respect to the named executive officers other than the Chief Executive Officer, KMR’s compensation committee and Richard D. Kinder review and approve annually the financial goals and objectives of both KMP and Kinder Morgan that are relevant to the compensation of the named executive officers.

The compensation committee solicits information from Richard D. Kinder and James E. Street, Vice President, Human Resources and Administration, with respect to the performance of C. Park Shaper, President, and Steven J. Kean, Executive Vice President and Chief Operating Officer. Similarly, the compensation committee solicits information from Messrs. Kinder, Shaper, Kean and Street with respect to the performance of the other named executive officers. The compensation committee also obtains information from Mr. Street with respect to compensation of comparable positions of responsibility at comparable companies. All of this information is taken into account by the compensation committee, which makes final determinations regarding compensation of the named executive officers. No named executive officer reviews his or her own performance or approves his or her own compensation.

Additionally, if any Kinder Morgan executive officer is also an executive officer of Kinder Morgan G.P., Inc. or KMR, the compensation determination or recommendation (1) may be with respect to the aggregate compensation to be received by such officer from Kinder Morgan, KMR and Kinder Morgan G.P., Inc. that is to be allocated among them, or alternatively (2) may be with respect to the compensation to be received by such executive officers from Kinder Morgan, KMR or Kinder Morgan G.P., Inc., as the case may be, in which case such compensation will be allocated among Kinder Morgan, on the one hand, and KMR and Kinder Morgan G.P., Inc., on the other.

Base Salary

Base salary is paid in cash. The base salary cap for Kinder Morgan’s executive officers, with the exception of the Chairman and Chief Executive Officer who receives $1 of base salary per year as described above, is an annual amount not to exceed $300,000. Prior to October 2008, the salary cap was $200,000 per year. Generally, Kinder Morgan believes that its executive officers’ base salaries are below base salaries for executives in similar positions and with similar responsibilities at companies of comparable size and scope, based upon independent salary surveys in which Kinder Morgan participates.

Possible Annual Cash Bonus (Non-Equity Cash Incentive)

For the 2009 and 2008 bonus years, the possible annual cash bonuses were provided for under the Annual Incentive Plan, which became effective January 18, 2005. For the 2010 bonus year, KMK’s board of directors approved a new Annual Incentive Plan that mirrors the previous plan. The overall purpose of the Annual Incentive Plan is to increase Kinder Morgan’s executive officers’ and employees’ personal stake in its continued success by providing to them additional incentives through the possible payment of annual cash bonuses. Under the plan, a budget amount is established for annual cash bonuses at the beginning of each year that may be paid to Kinder Morgan’s executive officers and other employees depending on whether Kinder Morgan and its subsidiaries (including KMP) meet certain financial performance objectives (as discussed below). The amount included in the budget for bonuses is not allocated between its executive officers and non-executive officers. Assuming the financial performance objectives are met, the budgeted pool of bonus dollars is further assessed and potentially increased if the financial performance objectives are exceeded. The budget for bonuses also may be adjusted upward or downward based on Kinder Morgan’s and its subsidiaries’ overall performance in other areas, including but not limited to safety and environmental goals and regulatory compliance.

All of Kinder Morgan’s employees and the employees of its subsidiaries, including KMGP Services Company, Inc., are eligible to participate in the plan, except employees who are included in a unit of employees covered by a collective bargaining agreement unless such agreement expressly provides for eligibility under the plan. However, only eligible employees who are selected by KMR’s compensation committee will actually participate in the plan and receive bonuses.

The plan consists of two components: the executive plan component and the non-executive plan component. Kinder Morgan’s Chairman and Chief Executive Officer and all employees who report directly to the Chairman, including all of the named executive officers, are eligible for the executive plan component; however, as stated elsewhere in this “Compensation Discussion and Analysis,” Richard D. Kinder has elected to not participate under the plan. As of December 31, 2010, excluding Mr. Kinder, eleven of Kinder Morgan’s and its subsidiaries’ executive officers were eligible to participate in the executive plan component. All other U.S. and Canadian eligible employees were eligible for the non-executive plan component.

At or before the start of each calendar year (or later, to the extent allowed under Code regulations), financial performance objectives based on one or more of the criteria set forth in the plan are established by KMR’s compensation committee. Two financial performance objectives were set for 2010 under both the executive plan component and the non-executive plan component. The two financial performance objectives were:

•	$4.40 in cash distributions per common unit by KMP (the same as its previously disclosed 2010 budget expectations); and

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$757 million of free cash flow for Kinder Morgan, which consists of distributions received from KMP (including value received in the form of KMR shares) and NGPL less cash taxes, cash interest, general and administrative expenses and capital expenditures.

A third objective which could potentially decrease or increase the budgeted pool of bonus dollars for 2010 was a goal to improve Kinder Morgan’s environmental, health, and safety performance by (1) beating industry average incident rates and (2) improving incident rates compared to Kinder Morgan’s previous three year averages. At the end of 2010, the extent to which the financial performance objectives had been attained and the extent to which the bonus opportunity had been earned under the formula previously established by KMR’s compensation committee was determined. For 2010:

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KMP distributed $4.40 in cash per common unit—generating enough cash from operations in 2010 to fully cover its cash distributions; however, KMP fell short (by approximately $23 million) of meeting its budgeted excess cash coverage above that distribution target; and

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Kinder Morgan generated $795.7 million in free cash flow—not including a $170.0 million reduction in cash ($109.0 million reduction after tax) due to a portion of KMP’s partnership distributions for the second quarter of 2010 being a distribution of cash from interim capital transactions, rather than a distribution of cash from operations (KMP’s partnership distributions are discussed further in notes 10 and 11 to Kinder Morgan’s annual consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus).

Based on the above, Kinder Morgan’s compensation committee recommended that 93.65% of the 2010 budgeted cash bonus opportunity be earned and funded under the plan. The approved funding level includes any premium pay calculations for bonus awards paid to non-exempt employees. However, the named executive officers were awarded less than 93.65% of what they otherwise would have been awarded for 2010 had 100% of the budgeted cash bonus opportunity been earned and funded.

In addition to determining the financial performance objectives under the Annual Incentive Plan, at or before the start of each calendar year, the compensation committee sets the bonus opportunities available to each executive officer. The table below sets forth the maximum bonus opportunities that could have been payable by Kinder Morgan and KMP collectively to the named executive officers for achievement of the threshold, target and maximum 2010 financial performance objectives established under the plan. If neither of the financial performance objectives was met, no bonus opportunity would be available to the named executive officers. The maximum payout to any individual under the plan for any year is $3.0 million. The compensation committee may reduce the amount of the bonus actually paid to any executive officer from the amount of any bonus opportunity open to such executive officer. Because payments under the plan for Kinder Morgan’s executive officers are determined by comparing actual performance to the performance objectives established each year for eligible executive officers chosen to participate for that year, it is not possible to accurately predict any amounts that will actually be paid under the executive portion of the plan over the life of the plan. The compensation committee set maximum bonus opportunities under the plan for 2010 for the executive officers at dollar amounts in excess of those which were expected to actually be paid under the plan. In fact, while achievement of the financial performance objectives sets the maximum bonus opportunity for each executive officer, the compensation committee has never awarded the maximum bonus opportunity to a current named executive officer. The actual payout amounts under the Non-Equity Incentive Plan Awards made for 2010 (paid in 2011) are set forth in the Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation.”

KMK Annual Incentive Plan

Bonus Opportunities for 2010

Name	Threshold(1)	Target(2)	Maximum(3)
Richard D. Kinder(4)	$—	$—	$—
Kimberly A. Dang	500,000	1,000,000	1,500,000
Steven J. Kean	750,000	1,500,000	3,000,000
Joseph Listengart	500,000	1,000,000	1,500,000
C. Park Shaper	750,000	1,500,000	3,000,000

(1)	Represents the maximum bonus opportunity available to the executive officer if one of the financial performance objectives was met.
(2)	Represents the maximum bonus opportunity available to the executive officer if both of the financial performance objectives were met.
(3)	Represents the maximum bonus opportunity available to the executive officer if both of the financial performance objectives were exceeded by 10% or more.
(4)	Declined to participate.

The 2010 bonuses for Kinder Morgan’s executive officers were overwhelmingly based on whether the established financial performance objectives were met. The compensation committee also considered, in a purely subjective manner, how well the executive officer performed his or her duties during the year. Information was solicited from relevant members of senior management regarding the performance of the named executive officers (described following), and determinations and recommendations were made at the regularly scheduled first quarter board and compensation committee meetings held in January 2011. Other factors considered by the compensation committee primarily consisted of the amount of the bonus paid to the executive officer in the prior year and market data about compensation of comparable positions of responsibility at comparable companies, consisting of the compensation surveys referred to above. With respect to using these other factors in assessing performance, KMR’s compensation committee did not find it practicable to, and did not, use a “score card” or quantify or assign relative weight to the specific criteria considered. The amount of a downward adjustment, subject to the maximum bonus opportunity that was established at the beginning of the year, was not subject to a formula. Specific aspects of an individual’s performance were not identified in advance. Rather, adjustments were based on the compensation committee’s judgment, giving consideration to the totality of the record presented, including the individual’s performance, and the magnitude of any other positive or negative factors.

Upon the occurrence of a change in control the compensation committee may take any action with respect to outstanding awards that it deems appropriate; and in the event that such action is to distribute an award, the award will be distributed in a lump sum no later than 30 days after the change in control. Under the plan, “change in control” means (1) that any person, other than a permitted person (as defined below), becomes the beneficial owner of securities representing fifty percent or more of the voting power of KMK or one of its parent entities, including Kinder Morgan; (2) a sale, merger or other business combination as a result of which transaction the voting securities of KMK or one of its parent entities, including Kinder Morgan, outstanding immediately before such transaction do not continue to represent at least fifty percent of the voting power of such entity after giving effect to such transaction; (3) the sale or transfer of all or substantially all of the assets of KMK or one of its parent entities, including Kinder Morgan, other than to an entity of which more than fifty percent of the voting power is held by permitted persons (as defined below); or (4) the liquidation of KMK or one of its parent entities, including Kinder Morgan, unless all of the assets of the affected entity will be distributed in such liquidation to a permitted person (as defined below). Under the plan, a “permitted person” means (i) Richard D. Kinder or any group controlled by Richard D. Kinder or (ii) any parent company of an entity if a change of control has not occurred with respect to such parent company.

If, in connection with a change in control, Richard D. Kinder is no longer Kinder Morgan’s Chairman:

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each participant under the executive component of the plan will be deemed to have earned 100% of the bonus opportunity available to him or her, unless the compensation committee has previously determined that the participant should receive a lesser percentage of the bonus opportunity;

•	each participant under the non-executive component of the plan will receive an award equal to the award paid to such participant for 2009 under the prior Annual Incentive Plan; and

•	the awards to executive and non-executive participants will be paid in a cash lump sum within 30 days after the change in control.

Compensation Related to the Going Private Transaction

In connection with KMK’s Going Private Transaction, members of management were awarded Kinder Morgan Holdco LLC Class A-1 and Class B units. In accordance with generally accepted accounting principles, Kinder Morgan is required to recognize compensation expense in connection with the Class A-1 and Class B units over the expected life of such units. The Class A-1 and Class B units awarded to members of management may be viewed as a replacement of restricted stock awards made by KMK prior to the Going Private Transaction as a component of long-term executive compensation.

Comparison of Class B Units to Class B Shares. The Class B units were converted into Class B shares in connection with the initial public offering. The Class B shares are intended to substantially preserve the economic rights of the Class B units in Kinder Morgan Holdco LLC but differ from the Class B units in certain respects, including the following:

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Class B units were subject to time vesting, with one-third vesting on the third, fourth and fifth anniversaries of the date of their issuance. All distributions with respect to the non-vested portion of such Class B units are held in escrow pending the vesting or forfeiture of such Class B units. Class B shares are not subject to time vesting. As a result, holders of Class B shares are entitled to receive and retain any distributions on, and shares of Kinder Morgan Class P common stock issued upon conversion of, such Class B shares.

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The amount of Class B units forfeited upon termination of a holder’s employment would depend on the reason for such termination and other factors such as time vesting and the level of cumulative distributions made by Kinder Morgan as of a relevant date. Prior to a change of control, all non-time-vested Class B units would be forfeited upon termination of a holder’s employment for any reason. With respect to time-vested Class B units, all such Class B units would be forfeited upon termination of a holder’s employment for cause, no Class B units would be forfeited upon termination of a holder’s employment for death or disability and all or a portion of Class B units would be forfeited upon termination of a holder’s employment for other reasons based on the level of cumulative distributions made by Kinder Morgan as of the date of termination. The amount of Class B shares forfeited will be based solely on the reason for the termination of employment. No Class B shares will be forfeited upon termination of a holder’s employment for death or disability. Half of a holder’s Class B shares will be forfeited upon termination of a holder’s employment by such holder for good reason or termination of a holder’s employment by Kinder Morgan without cause. All Class B shares will be forfeited upon termination of a holder’s employment for any other reason, including termination for cause.

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Amounts in respect of forfeited Class B units would be transferred to an incentive pool and could be paid to other members of management (excluding Mr. Kinder) in the discretion of the chief manager and subject to certain unitholder approvals. Forfeited Class B shares will automatically become treasury shares, and Kinder Morgan will transfer the forfeited Class B shares into a trust. Any property in the trust, including dividends, proceeds or earnings received with respect to such Class B shares, may be distributed to new or existing members of management (excluding Mr. Kinder) in any proportion at the election of the chief executive officer and subject to the consent of a majority of directors nominated by Sponsor Investors.

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Holders of forfeited Class B units that were time-vested would have received certain levels of distributions even after such holder’s termination of employment depending on the level of cumulative distributions made by Kinder Morgan as of the date of termination. Under specified circumstances, a holder of Class B shares who otherwise would forfeit such Class B shares upon such holder’s termination of employment will retain his or her Class B shares until such holder has received a specified amount of total value, even if distributed after such holder’s termination.

•

If a holder of Class B units was terminated for any reason, Kinder Morgan could have repurchased his or her Class B units generally at fair market value. Kinder Morgan does not have a right of repurchase with respect to the Class B shares.

•	Class B units would fully vest upon a change of control. Class B shares are not subject to forfeiture after a change of control.

Under Kinder Morgan’s shareholders agreement, “change of control” means (1) the acquisition by any person or group, other than permitted holders (as defined below), by way of merger, amalgamation, consolidation or other business combination or purchase of beneficial ownership of more than 50% of Kinder Morgan’s total voting power after giving effect to such transaction; (2) a sale, merger or similar transaction or related series of transactions involving Kinder Morgan, as a result of which persons who collectively held 100% of Kinder

Morgan’s total voting power immediately prior to such transaction do not collectively hold more than 50% of its total voting power after giving effect to such transaction unless (a) the persons who collectively held 100% of Kinder Morgan’s total voting power continue to hold at least 35% of its total voting power, (b) no other person or group holds more than 35% of its total voting power and (c) either Richard D. Kinder or Park Shaper is a senior executive officer; or (3) the sale or transfer of all or substantially all of the assets of Kinder Morgan and its subsidiaries, taken as a whole, other than to an entity of which more than 50% of the voting power is held by a permitted holder or by persons who held more than 50% of Kinder Morgan’s total voting power immediately prior to such transaction. Under the shareholders agreement, “permitted holders” means the Investors and their successors and permitted transferees.

Comparison of Class A-1 Units to Class C Shares. The Class A-1 units converted into the Class C shares in connection with the initial public offering. The Class C shares are intended to substantially preserve the economic rights of the Class A-1 units in Kinder Morgan Holdco LLC but differ from the Class A-1 units in certain respects, including the following:

•	Class A-1 units were subject to forfeiture if a holder was terminated for cause. Class C shares are not subject to forfeiture; and

•

If the employment of a holder of Class A-1 units was terminated for any reason, Kinder Morgan could have repurchased his or her Class A-1 units generally at fair market value. Kinder Morgan does not have a right of repurchase with respect to the Class C shares.

Class B Share Plan and Class B Share Trust. The Class B shares may be forfeited by Kinder Morgan’s management under the circumstances described above. All forfeited Class B shares will automatically become treasury shares, and Kinder Morgan will transfer the forfeited Class B shares to a trust established solely to hold these Class B shares, together with any dividends, proceeds received in respect of these Class B shares, shares of Class P common stock issued in connection with the conversion of these Class B shares or earnings with respect to such property. Kinder Morgan has established the Class B share plan, which is a long-term compensation plan, to govern the terms of awards in respect of forfeited Class B shares and related property in the Class B share trust. Pursuant to the Class B share plan and Kinder Morgan’s shareholders agreement, each item of property in the trust may be distributed separately from the underlying Class B shares to members of new or existing management (other than Richard D. Kinder), as designated by the chief executive officer and approved by a majority of the members of the board of directors nominated by the Sponsor Investors. All property held in the trust on May 31, 2015 will be distributed proportionally to the holders of Class B shares as of May 31, 2015. Kinder Morgan has agreed to pay the costs of the Class B share trust, including the fees of the independent trustee, but does not expect these costs to be material.

Other Compensation

Kinder Morgan, Inc. Savings Plan. The Kinder Morgan, Inc. Savings Plan is a defined contribution 401(k) plan. The plan permits all full-time employees of KMK and those of KMGP Services Company, Inc., including the named executive officers, to contribute between 1% and 50% of base compensation, on a pre-tax basis, into participant accounts. For more information on this plan, see note 9 to Kinder Morgan’s annual consolidated financial statements included in this information statement/proxy statement/prospectus. As a result of a cost savings effort in 2009, all officers with the position of vice president or higher, including the named executive officers, were suspended from receiving any company contributions commencing February 15, 2009. Company contributions for these employees were reinstated effective February 1, 2010.

Kinder Morgan, Inc. Cash Balance Retirement Plan. Employees of KMK and KMGP Services Company, Inc., including the named executive officers, are also eligible to participate in the Kinder Morgan, Inc. Retirement Plan, referred to as the Cash Balance Retirement Plan, a cash balance plan. Employees accrue benefits through a Personal Retirement Account, referred to as the PRA, in the Cash Balance Retirement Plan. Kinder Morgan allocates contribution credits equivalent to 3% of eligible compensation every pay period to participants’ PRAs. For plan years prior to 2011, interest was credited to the PRA at the 30-year U.S. Treasury bond rate published in the Internal Revenue Bulletin for the November of the prior year. Beginning January 1, 2011, interest is credited to the PRA at the 5-year U.S. Treasury bond rate published in the Internal Revenue Bulletin for the November of the prior year, plus 0.25%. Employees become 100 percent vested in the plan after three years and may take a lump sum distribution upon termination of employment or retirement. As a result of a cost savings effort in 2009, all company contributions to the plan were suspended from April 12, 2009 through December 31, 2009. Company contributions were reinstated effective January 1, 2010.

The following table sets forth the estimated actuarial present value of each named executive officer’s accumulated pension benefit as of December 31, 2010, under the provisions of the Cash Balance Retirement Plan. With respect to the named executive officers, the benefits were computed using the same assumptions used for financial statement purposes, assuming current remuneration levels without any salary projection, and assuming participation until normal retirement at age 65. These benefits are subject to federal and state income taxes, where applicable, but are not subject to deduction for social security or other offset amounts.

Pension Benefits

Name	Plan Name	Current Credited Yrs of Service	Present Value of Accumulated Benefit(1)	Contributions During 2010
Richard D. Kinder	Cash Balance	10	$—	$—
Kimberly A. Dang	Cash Balance	9	53,480	7,350
Steven J. Kean	Cash Balance	9	65,220	7,350
Joseph Listengart	Cash Balance	10	75,873	7,350
C. Park Shaper	Cash Balance	10	75,873	7,350

(1)	The present values in the Pension Benefits table are based on certain assumptions-including a 5.0% discount rate, 5.0% cash balance interest crediting rate, and a lump sum calculated using the IRS 2010 Mortality Tables. Benefits are assumed to commence at normal retirement age, which is 65. No death or turnover was assumed prior to retirement date.

Contingent Payment Obligations Under Shareholders Agreement

Kinder Morgan has certain contingent payment obligations under the terms of its shareholders agreement that may be considered compensation to holders of Class B shares and Class C shares, including the agreement to pay certain tax compliance expenses for a holder of Class B shares or Class C shares in certain events related to such holder’s ownership of Class B shares or Class C shares. See “—Certain Relationships and Related Transactions Involving Kinder Morgan—Shareholders Agreement—Payment of Certain Costs and Expenses.”

Potential Payments Upon Termination or Change-in-Control

The named executive officers (excluding Richard D. Kinder) are entitled to certain benefits in the event their employment is terminated by Kinder Morgan without cause or by them with good reason, whether or not related to a change in control. See “—Other Potential Post-Employment Benefits—Severance Agreements” below for a description of the terms. Mr. Kinder is also entitled to certain benefits under his employment agreement upon his termination by Kinder Morgan without cause or by him with good reason, whether or not related to a change in control. See “—Other Potential Post-Employment Benefits—Employment Agreement” below for a description of the terms.

Upon termination of employment of a named executive officer due to death or disability (as determined in accordance with Kinder Morgan’s long-term disability plan covering such employee), all of his or her Class B shares will no longer be subject to forfeiture. In the event of a termination of employment of a named executive officer by Kinder Morgan without “cause” or by a named executive officer with “good reason” (as each such term is defined in Kinder Morgan’s shareholders agreement and described under “—Other Potential Post-Employment Benefits—Severance Agreements”), 50% of his or her Class B shares will no longer be subject to forfeiture. In addition, all unvested Class B shares will no longer be subject to forfeiture upon a change of control (as defined in the shareholders agreement and described under “—Compensation Related to the Going Private Transaction—Comparison of Class B Units to Class B Shares”).

The following tables list separately the potential payments and benefits upon a change in control of Kinder Morgan and the potential payments and benefits upon a termination of employment for the named executive officers. The tables assume the triggering event for the payments or provision of benefits occurred on December 31, 2010. Actual amounts payable to each executive listed below upon termination can only be determined definitively at the time of each executive’s actual departure. Amounts in the tables for the acceleration of the vesting of Class B shares are calculated based on the estimated value of a Class B unit as of December 31, 2010. In addition to the amounts shown in the tables below, each executive would receive payments for amounts of base salary and vacation time accrued through the date of termination and payment for any reimbursable business expenses incurred prior to the date of termination.

Potential Payments Upon Termination of Employment or Change in Control

for Richard D. Kinder

	Termination Payment	Benefit Continuation	Acceleration of Vesting of Class B Shares
Termination without “cause” or “good reason” or due to change in duties(1)(3)	$2,250,000	$34,896	$—
Termination due to death or “disability”(1)(2)	750,000	—	—
Upon a change in control	N/A	N/A	—

(1)	As such terms are defined in Mr. Kinder’s employment agreement and described under “—Other Potential Post-Employment Benefits—Employment Agreement.”
(2)	If Mr. Kinder becomes disabled, he is eligible for the same medical benefits as most other employees.
(3)	With respect to the Class B shares, as the terms “cause” and “good reason” are defined in Kinder Morgan’s shareholders agreement and described under “—Other Potential Post-Employment Benefits—Severance Agreements.”

Potential Payments Upon Termination of Employment or Change in Control

for Other Named Executive Officers

	Termination Without Cause or Good Reason		Acceleration of Vesting of Class B Shares
Name	Salary Continuation	Benefit Continuation	Upon Change in Control or Termination due to Death or Disability	Upon Termination Without Cause or for Good Reason
Kimberly A. Dang	$300,000	$14,818	$—	$—
Steven J. Kean	300,000	18,190	—	—
Joseph Listengart	300,000	18,410	—	—
C. Park Shaper	600,000	18,410	—	—

Other Potential Post-Employment Benefits

Employment Agreement. On October 7, 1999, Richard D. Kinder entered into an employment agreement with KMK pursuant to which he agreed to serve as its Chairman and Chief Executive Officer. His employment agreement provides for a term of three years and one year extensions on each anniversary of October 7th.

Mr. Kinder, at his initiative, accepted an annual salary of $1 to demonstrate his belief in KMK’s and KMP’s long-term viability. Mr. Kinder continues to accept an annual salary of $1, and he receives no other compensation from Kinder Morgan.

Kinder Morgan believes that Mr. Kinder’s employment agreement contains provisions that are beneficial to Kinder Morgan and its subsidiaries and, accordingly, Mr. Kinder’s employment agreement is extended annually at the request of Kinder Morgan’s and KMR’s boards of directors. For example, with limited exceptions, Mr. Kinder is prevented from competing in any manner with Kinder Morgan or any of its subsidiaries while he is employed by Kinder Morgan and for 12 months following the termination of his employment. The employment agreement provides that he will receive a severance payment equal to $2.25 million in the event his employment is terminated without “cause” or in the event he is subject to a “change in duties” without his consent. His employment agreement also provides that in the event of his death or termination due to his total and permanent disability, he or his estate will receive an amount equal to the greater of his annual salary ($1) or $750,000, and in the case of his total and permanent disability, such amount will be an annual amount until the effective date of termination of employment. In addition, under the terms of Kinder Morgan’s shareholders agreement, Mr. Kinder also has agreed not to compete with Kinder Morgan or any of its subsidiaries for an additional period of one year and not to solicit any of their employees or interfere with certain of their business relationships during the term of his employment and for two years thereafter. See “—Certain Relationships and Related Transactions Involving Kinder Morgan—Shareholders Agreement—Non-Compete Agreements.”

Upon a change in control and a termination of Mr. Kinder’s employment by Kinder Morgan or by Mr. Kinder, certain payments made to him could be subject to the excise tax imposed on “excess parachute payments” by the Code. Pursuant to his employment agreement, Mr. Kinder is entitled to have his compensation “grossed up” for all such excise taxes and any federal, state and local taxes applicable to such gross-up payment (including any penalties and interest). Kinder Morgan estimates the amount of such gross up payment for Mr. Kinder’s termination payment and benefits to be approximately $1.05 million. The estimate of “excess parachute payments” for purposes of these calculations does not take into account any mitigation for payments which could be shown (under the facts and circumstances) not to be contingent on a change in control or for any payments being made in consideration of non-competition agreements or as reasonable compensation. The gross-up calculations assume an excise tax rate of 20%, a statutory federal income tax rate of 35%, and a Medicare tax rate of 1.45%. If upon a change in control Mr. Kinder’s employment does not terminate, he would only be entitled to the immediate vesting of any Class B shares.

Under the employment agreement, “cause” means (1) a grand jury indictment or prosecutorial information charging Mr. Kinder with illegal or fraudulent acts, criminal conduct or willful misconduct; (2) a grand jury indictment or prosecutorial information charging Mr. Kinder with any criminal acts involving moral turpitude; (3) grossly negligent failure by Mr. Kinder to perform his duties in a manner which he has reason to know is in KMK’s best interest; (4) bad faith refusal by Mr. Kinder to carry out reasonable instructions of the board of directors of KMK; and (5) a material violation by Mr. Kinder of any of the terms of the employment agreement. Under the employment agreement, “change in duties” means, without Mr. Kinder’s written consent, any of the following: (1) a significant reduction in the nature, scope of authority or duties of Mr. Kinder; (2) a substantial reduction in Mr. Kinder’s existing annual base salary or bonus opportunity; (3) receipt of employee benefits by Mr. Kinder that are materially inconsistent with the employee benefits provided by KMK to executives with comparable duties; or (4) a change of more than 50 miles in the location of Mr. Kinder’s principal place of employment.

Severance Agreements. In connection with Kinder Morgan’s initial public offering, Kinder Morgan entered into severance agreements with respect to 11 of its or its subsidiaries’ executive officers (including the named executive officers other than Richard D. Kinder) that provide for severance in the amount of the executive’s salary plus benefits during the executive’s non-compete period, ranging from one to two years following the executive’s termination of employment, if the executive voluntarily terminates his or her employment for “good reason” or the executive’s employment with Kinder Morgan and its subsidiaries is terminated “without cause.”

The other employees who did not enter into severance agreements with Kinder Morgan are eligible for the same severance policy as all regular full time U.S.-based employees not covered by a bargaining agreement, which caps severance payments at an amount equal to six months of salary.

Under the severance agreements, “cause” means any of the following: (1) conviction of a felony, (2) commission of fraud or embezzlement against Kinder Morgan or any of its subsidiaries, (3) gross neglect of, or gross or willful misconduct in connection with the performance of, duties that is not cured within 30 days after written notice, (4) willful failure or refusal to carry out reasonable and lawful instructions of the Chief Executive Officer or the board of directors that is not cured within 30 days after written notice, (5) failure to perform duties and responsibilities as the individual’s primary business activity, (6) judicial determination that the individual breached fiduciary duties, (7) willful and material breach of the shareholders agreement, certificate of incorporation or bylaws that is not cured within 30 days after written notice or (8) material breach of a non-compete provision in the case of specified officers that is not cured with 30 days after written notice. Under the shareholders agreement, “good reason” occurs when one of the following events occurs without an employee’s consent, such employee provides written notice, such event is not corrected after such notice and the employee resigns: (1) material diminution in the employee’s duties and responsibilities, (2) material reduction in the employee’s annual base salary or aggregate benefits, (3) material reduction in the employee’s bonus opportunity, (4) relocation of the employee’s primary place of employment by more than 50 miles or (5) willful and intentional breach of the shareholders agreement by Kinder Morgan that has a material and adverse effect on the employee.

Summary Compensation Table

The following table shows compensation paid or otherwise awarded to:

•	Kinder Morgan’s principal executive officer,

•	Kinder Morgan’s principal financial officer, and

•

Kinder Morgan’s three most highly compensated executive officers (other than the principal executive officer and principal financial officer) serving at fiscal year end 2010 (collectively referred to as the “named executive officers”)

for services rendered to the Kinder Morgan affiliated entities during fiscal years 2010, 2009 and 2008. The amounts in the columns below represent the total compensation paid or awarded to the named executive officers by all the Kinder Morgan affiliated entities.

Name and Principal Position	Year	Salary	Bonus	(1) Non-Equity Incentive Plan Compensation	(2) Change in Pension Value	(3) All Other Compensation	Total
Richard D. Kinder	2010	$1	$—	$—	$—	$—	$1
Director, Chairman and Chief Executive Officer	2009	1	—	—	—	—	1
	2008	1	—	—	—	—	1

Kimberly A. Dang	2010	294,444	—	500,000	9,544	11,704	815,692
Vice President and Chief Financial Officer	2009	257,692	—	550,000	4,243	3,115	815,050
	2008	223,077	—	440,000	8,285	11,863	683,225

Steven J. Kean	2010	294,444	—	1,000,000	10,058	13,247	1,317,749
Director, Executive Vice President and Chief Operating Officer	2009	257,692	—	1,250,000	4,683	4,251	1,516,626
	2008	223,077	—	1,150,000	8,755	13,007	1,394,839

Joseph Listengart	2010	294,444	—	740,000	10,524	11,665	1,056,633
Vice President, General Counsel and Secretary	2009	257,692	—	925,000	5,082	2,866	1,190,640
	2008	223,077	—	900,000	9,188	11,629	1,143,894

C. Park Shaper	2010	294,444	—	1,040,000	10,524	12,925	1,357,893
Director and President	2009	257,692	—	1,300,000	5,082	3,971	1,566,745
	2008	223,077	—	1,200,000	9,188	12,769	1,445,034

(1)	Represents amounts paid according to the provisions of the KMK Annual Incentive Plan. Amounts were earned in the fiscal year indicated but were paid in the next fiscal year.
(2)	Represents the 2010, 2009 and 2008, as applicable, change in the actuarial present value of accumulated defined pension benefit (including unvested benefits) according to the provisions of KMK’s Cash Balance Retirement Plan.
(3)	Amounts include value of contributions to the KMI Savings Plan (a 401(k) plan), value of group-term life insurance exceeding $50,000, and taxable parking subsidy. For 2010 and 2009, Mrs. Dang also had imputed income from a company provided cell phone. Amounts in 2010, 2009 and 2008 representing the value of contributions to the KMI Savings Plan are $11,022, $2,308 and $11,154, respectively.

Grants of Plan-Based Awards

The following supplemental compensation table shows compensation details on the value of all non-guaranteed and non-discretionary incentive awards granted during 2010 to the named executive officers. The table includes awards made during or for 2010. The information in the table under the caption “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” represents the threshold, target and maximum amounts payable under the KMK Annual Incentive Plan for performance in 2010. Amounts actually paid under that plan for 2010 are set forth in the Summary Compensation Table under the caption “Non-Equity Incentive Plan Compensation.”

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
Name	Threshold	Target	Maximum
Richard D. Kinder	$—	$—	$—
Kimberly A. Dang	500,000	1,000,000	1,500,000
Steven J. Kean	750,000	1,500,000	3,000,000
Joseph Listengart	500,000	1,000,000	1,500,000
C. Park Shaper	750,000	1,500,000	3,000,000

(1)	See “—Compensation Discussion and Analysis—Elements of Compensation” and “—Possible Annual Cash Bonus (Non-Equity Cash Incentive)” above for further discussion of these awards.

Outstanding Equity Awards at Fiscal Year-End

The only unvested equity awards outstanding at the end of fiscal 2010 were the Class B units.

Stock Awards

Name	Type of Units	Number of units vested during 2010(1)	Number of units that have not vested	Market value of units of stock that have not vested(2)
Richard D. Kinder	Class B units	263,801,817	527,603,635	N/A
Kimberly A. Dang	Class B units	16,487,614	32,975,227	N/A
Steven J. Kean	Class B units	52,760,363	105,520,727	N/A
Joseph Listengart	Class B units	26,380,182	52,760,363	N/A
C. Park Shaper	Class B units	72,545,500	145,090,999	N/A

(1)

In connection with the initial public offering, the Class B units reflected in this table were converted to Class B shares. The Class B units were subject to time based vesting only (not performance based), and with respect to any holder thereof, vested 33 1/3% on each of the third, fourth and fifth year anniversary of the issuance of such Class B units to such holder.

(2)	Because as of December 31, 2010, the Class B units were equity interests of Kinder Morgan Holdco LLC, a private limited liability company, the market value of such interests was not readily determinable. None of the named executive officers received any payments in connection with such units.

Equity Compensation Plan Information

The following table sets forth information regarding Kinder Morgan’s equity compensation plans as of December 31, 2010. Specifically, the table provides information regarding KMP common units issuable under KMP’s Common Unit Compensation Plan for Non-Employee Directors described in note 9 to Kinder Morgan’s annual consolidated financial statements included in this information statement/proxy statement/prospectus.

Plan category	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	—
Equity compensation plans not approved by security holders	74,682

Total	74,682

2011 Stock Incentive Plan

In connection with Kinder Morgan’s initial public offering, Kinder Morgan adopted the 2011 Stock Incentive Plan. The following is a summary of the plan, which is filed as an exhibit to the registration statement of which this information statement/proxy statement/prospectus forms a part. The purpose of the plan is to provide incentive for future endeavors and to advance the interests of Kinder Morgan and its stockholders by encouraging ownership of Kinder Morgan Class P common stock by its employees, including its executive officers, and consultants and to enable Kinder Morgan to compete effectively with other enterprises for the services of such new employees and consultants as may be needed for the continued improvement of its business, through the grant of options to acquire shares, restricted stock, restricted stock units, stock appreciation rights and other stock-based awards.

Kinder Morgan’s employees and consultants and employees and consultants of other entities in which Kinder Morgan has a direct or indirect interest are eligible to participate in the plan. Kinder Morgan’s compensation committee administers the plan and is generally responsible for selecting participants from among eligible persons. Directors who are not employees are not eligible to participate in the plan. The aggregate number of shares of Kinder Morgan Class P common stock that may be issued under the plan with respect to awards may not exceed 15,000,000, subject to adjustment for certain transactions affecting the shares. Shares covered by lapsed, forfeited or canceled options, and shares subject to forfeited restricted stock and restricted stock units, will not count against this limit and can be regranted under the plan. The payment of any award in cash will not count against the limit. The shares issued under the plan may be issued from shares held in treasury or from authorized but unissued shares.

Awards may be granted individually, in combination or in tandem as determined by Kinder Morgan’s compensation committee. Kinder Morgan’s board of directors may amend the plan without stockholder approval, unless that approval is required by applicable law, rules, regulations or stock exchange requirements; however, the board of directors may not amend the plan or any outstanding award in such a way that would impair the rights of a participant under an award without the consent of such participant, or that would decrease any authority granted to the compensation committee in contravention of Rule 16b-3 under the Securities Exchange Act of 1934. In addition, the board of directors may terminate the plan at any time.

Kinder Morgan’s compensation committee will establish the form and terms of each grant of options and stock appreciation rights, and each grant will be evidenced by a written agreement. The options granted under this plan may be “incentive stock options” under Section 422 of the Internal Revenue Code or “nonqualified stock options” that are not intended to constitute incentive stock options. Stock appreciation rights entitle participants to receive the appreciation in Kinder Morgan shares between the grant date and the exercise date of the stock appreciation right. The compensation committee determines the exercise price per share subject to an option and the grant price per share of a stock appreciation right. However, the per share exercise price of an option and the per share grant price of a stock appreciation right must not be less than 100% of the fair market value of a share of Kinder Morgan Class P common stock on the grant date. Furthermore, the exercise price of incentive stock options granted to an owner of more than 10% of the combined voting power of Kinder Morgan’s stock (or that of certain of its parent or subsidiary corporations) must not be less than 110% of the fair market value of a share of Kinder Morgan Class P common stock on the grant date and such options must not have a term in excess of five years. The compensation committee also will set forth in a written agreement the maximum term of each option or stock appreciation right, the times and methods by which each stock option or stock appreciation right will be exercisable and provisions requiring forfeiture of unexercised stock options or stock appreciation rights on or following termination of employment or service. No stock option or stock appreciation right may have a term exceeding ten years. To the extent the aggregate fair market value of the shares with respect to which options intended to be incentive stock options become exercisable for the first time by an employee in any calendar year exceeds $100,000, such options will be treated as nonqualified stock options.

Kinder Morgan’s compensation committee will establish the form and terms of each grant of restricted stock or restricted stock units, and each grant will be evidenced by a written agreement. Restricted stock and restricted stock units are subject to “forfeiture restrictions” that restrict the transferability of the shares and obligate the participant to forfeit and surrender the shares under certain circumstances, such as termination of employment. The compensation committee may decide that forfeiture restrictions on restricted stock or restricted stock units will lapse upon the holder’s continued employment for a specified period of time, the attainment of one or more performance targets established by the committee, the occurrence of any event or the satisfaction of any condition specified by the committee or a combination of any of these. The performance targets may be based on:

•	the price of a share of Kinder Morgan Class P common stock or of the equity of one of its subsidiaries or business units;

•	Kinder Morgan’s earnings per share or the earnings per share of one of its subsidiaries or business units;

•	Kinder Morgan’s total stockholder value or the total equity value of one of its subsidiaries or business units;

•	Kinder Morgan’s dividends or the dividends or distributions of one of its subsidiaries or business units;

•	Kinder Morgan’s revenues or the revenues of one of its subsidiaries or business units;

•

Kinder Morgan’s debt/equity ratio, interest coverage ratio or indebtedness/earnings before or after interest, taxes, depreciation and amortization ratio, or such ratios with respect to one of its subsidiaries or business units;

•	Kinder Morgan’s cash coverage ratio or the cash coverage ratio with respect to one of its subsidiaries or business units;

•	Kinder Morgan’s net income (before or after taxes) or the net income (before or after taxes) of one of its subsidiaries or business units;

•	Kinder Morgan’s cash flow or cash flow return on investments or the cash flow or cash flow return on investments of one of its subsidiaries or business units;

•

Kinder Morgan’s earnings before or after interest, taxes, depreciation, and/or amortization or earnings before or after interest, taxes, depreciation, and/or amortization of one of its subsidiaries or business units;

•	Kinder Morgan’s economic value added or the economic value added of one of its subsidiaries or business units; or

•	Kinder Morgan’s return on stockholders’ equity or the return on equity of one of its subsidiaries or business units.

The compensation committee will generally be responsible for adjusting or modifying the calculation of a performance target for a performance period in order to prevent the dilution or enlargement of the rights of participants based on the following events: asset write-downs; litigation or claim judgments or settlements; the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; any reorganization and restructuring programs; extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 (or any successor or pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in Kinder Morgan’s annual report to stockholders for the applicable year; acquisitions or divestitures; any other specific unusual or nonrecurring events, or objectively determinable category thereof; foreign exchange gains and losses; and a change in Kinder Morgan’s fiscal year. For any award that is intended to constitute “qualified performance-based compensation” (as described below), such adjustment or modification may be made only to the extent permitted under Section 162(m) of the Code.

Subject to adjustment for certain transactions affecting Kinder Morgan’s shares, no more than 2,000,000 shares may be subject to options granted under the plan to any one participant during any five consecutive year period, no more than 2,000,000 shares may be subject to stock appreciation rights granted under the plan to any one participant during any five consecutive year period, no more than 1,000,000 shares of restricted stock may be granted under the plan to any one participant during any five consecutive year period, no more than 1,000,000 shares may be subject to restricted stock units granted under the plan to any one participant during any five consecutive year period, and no more than 1,000,000 shares may be subject to other stock-based awards granted under the plan to any one participant during any five consecutive year period.

Each grant of restricted stock or restricted stock units may have different forfeiture restrictions, in the discretion of the compensation committee. Upon termination of employment of a participant prior to the lapse of the forfeiture restrictions, restricted stock or restricted stock units will be forfeited unless the committee provides, by rule, regulation or the terms of a written agreement, or determines in any individual case, that the forfeiture restrictions will be waived in whole or in part in the event of terminations resulting from specified causes. The committee also may waive in whole or in part the forfeiture restrictions in other cases. Unless the committee determines or an award agreement provides otherwise, the forfeiture restrictions applicable to restricted stock or restricted stock units will lapse upon a change in control.

Under the plan, “change in control” means (1) that any person, other than a permitted holder (as defined below), becomes the beneficial owner of securities representing fifty percent or more of Kinder Morgan’s voting power; (2) a sale, merger or other business combination involving Kinder Morgan, as a result of which the permitted holders (as defined below) do not collectively hold more than fifty percent of its voting power after giving effect to such transaction, unless (a) permitted holders (as defined below) continue to hold thirty-five percent of its voting power, (b) no other person or group owns more than thirty-five percent of its voting power and (c) either Richard D. Kinder or C. Park Shaper is a senior executive officer; (3) the sale or transfer of all or substantially all of the assets of Kinder Morgan and its subsidiaries other than to an entity of which more than fifty percent of the voting power is held by one or more of the permitted holders (as defined below) or by persons who held more than fifty percent of Kinder Morgan’s total voting power immediately prior to such transaction; (4) that during any period of two consecutive years following the closing of this Kinder Morgan’s initial public offering, individuals on the board of directors at the beginning of such period cease to constitute a majority of the board of directors for any reason other than normal retirement, death or disability or (5) that Kinder Morgan’s stockholders approve a plan of complete liquidation of Kinder Morgan. Under the plan, “permitted holders” means Richard D. Kinder, the Sponsor Investors and their affiliates.

Unless a written agreement provides otherwise, a participant holding restricted stock will generally have the rights and privileges of a Class P common stockholder, including the right to vote the shares. In the committee’s discretion, cash dividends and common stock dividends with respect to the restricted stock may be either paid to the participant or withheld by Kinder Morgan for the participant’s account, and interest may be credited on the amount withheld at a rate and under the terms determined by the committee. Any withheld amounts attributable to any particular share (and earnings, if applicable) will be distributed to the participant in cash or shares, in the committee’s discretion, when the forfeiture restrictions applicable to such share lapse. If such share is forfeited, the participant will have no right to such distributions.

Restricted stock awarded to a participant will either be issued to the participant, held by Kinder Morgan, or held in escrow pending the lapse of the forfeiture restrictions. Until the forfeiture restrictions lapse, the restricted shares will be subject to the following restrictions and any other terms and conditions set forth in the written agreement:

•	if an escrow arrangement is used, the participant will not be entitled to delivery of the share certificate;

•	the shares will be subject to the forfeiture restrictions set forth in the agreement;

•

to the extent the shares are forfeited, the share certificates shall be returned to Kinder Morgan, and all rights of the participant to such shares and as a common shareholder with respect to such shares will terminate.

In the committee’s discretion, each restricted stock unit may be credited with cash dividends and stock dividends paid in respect of one share of Class P common stock, and such amounts may be either paid to the participant or withheld by Kinder Morgan for the participant’s account, and interest may be credited on the amount withheld at a rate and under the terms determined by the committee. Any withheld amounts attributable to any particular restricted stock unit (and earnings, if applicable) will be distributed to the participant in cash or shares, in the committee’s discretion, when the restricted stock unit is settled. If such restricted stock unit is forfeited, the participant will have no right to such distributions.

Restricted stock units are subject to forfeiture until the lapse of the forfeiture restrictions, to the extent provided in the written agreement, and to the extent any restricted stock units are forfeited, all rights of the participant to such restricted stock units will terminate.

In the committee’s discretion, a participant’s right to receive dividends on restricted stock or restricted stock units that are subject to performance-based forfeiture restrictions may be subject to the same performance-based forfeiture restrictions. With respect to any such dividends, no participant may receive dividends in an amount greater than $600,000 per calendar year.

Upon the lapse of the forfeiture restrictions with respect to restricted stock that was not previously delivered to the participant, Kinder Morgan will deliver to the participant the Class P common stock certificate evidencing the shares of restricted stock which have not been forfeited and any cash dividends or stock dividends credited to the participant’s account with respect to such shares, and interest, if any. Upon the lapse of the forfeiture restrictions with respect to restricted stock units, Kinder Morgan will deliver to the participant one share for each outstanding vested restricted stock unit and cash equal to any distribution amounts credited to the participant’s account with respect to such vested restricted stock units, and interest, if any, or, in the committee’s discretion, in shares having a fair market value equal to the interest on such amounts, if any. However, a written agreement may provide that the committee, in its discretion, may elect to pay cash or part cash and part shares instead of delivering only shares for vested restricted stock units. If a cash payment is made, the amount of such payment will be equal to the fair market value of the shares as of the date on which the forfeiture restrictions lapse. The fair market value of Kinder Morgan’s shares generally is determined to be the closing sale price reported in The Wall Street Journal for the New York Stock Exchange-Composite Transactions.

The compensation committee at any time may accelerate the time or conditions under which the forfeiture restrictions lapse.

Section 162(m) of the Code imposes a limit on the amount that Kinder Morgan may deduct for compensation paid to the Chief Executive Officer and certain other executive officers. This limitation does not apply to compensation that meets the requirements under Section 162(m) for “qualified performance-based” compensation. Kinder Morgan’s stockholders have approved the 2010 Stock Incentive Plan. The plan has been drafted to comply with and is intended to be administered in compliance with the requirements of Section 162(m) to the extent applicable. The plan is designed to ensure that executive compensation paid pursuant to the plan is “qualified performance-based compensation” and deductible for federal income tax purposes. Initially Kinder Morgan is relying on a transition exemption from Section 162(m) for the plan that applies to compensation plans adopted prior to an initial public offering. The transition exemption for the plan will terminate at the time of Kinder Morgan’s annual meeting that occurs after the third calendar year following 2011, the year of Kinder Morgan’s initial public offering, or, if earlier, at the time Kinder Morgan materially modifies the plan.

Employees Stock Purchase Plan

In connection with Kinder Morgan’s initial public offering, it adopted the Employees Stock Purchase Plan. The following is a summary of the plan, which is filed as an exhibit to the registration statement of which this information statement/proxy statement/prospectus forms a part. The purpose of the plan is to encourage eligible employees to establish a closer identification of their interests with Kinder Morgan’s interests by enabling them to acquire proprietary interests in Kinder Morgan through the ownership of its Class P common stock. The plan provides the employees with a direct means of participating in Kinder Morgan’s growth and earnings. Kinder Morgan believes this participation will provide motivation for participating employees to remain in its employ and to give greater effort on its behalf.

The plan does not qualify as an “employee stock purchase plan” under Section 423 of the Code. Eligible employees include any individual regularly employed by Kinder Morgan or one of its subsidiaries but do not include:

•	any individual whose customary employment is for less than 30 hours per week;

•	any individual who is subject to a collective bargaining agreement, unless such agreement specifically provides for participation in the plan;

•	any individual whom Kinder Morgan excludes from participation for purposes of applicable securities laws; and

•	any individual included in a group of employees specifically identified by Kinder Morgan and excluded from participation.

The plan is administered by Computershare, Inc., the plan administrator appointed by Kinder Morgan’s board. A committee appointed by the board of directors interprets and oversees the administration of the plan.

The plan consists of two sub-plans: (1) the direct purchase sub-plan and (2) the market purchase sub-plan. Purchases are implemented by purchase periods of calendar quarters. Each purchase period ends on the last New York Stock Exchange trading day of the calendar quarter. For each purchase period, the board of directors designates whether shares may be purchased under the direct purchase sub-plan, the market purchase sub-plan, or neither sub-plan. Shares may not be purchased under both sub-plans for the same purchase period. The sub-plan designated by the board of directors for a purchase period (or the determination that no shares may be purchased under the plan for a purchase period) will remain in effect for subsequent purchase periods until the board of directors determines otherwise. Initially, shares may be purchased under the market purchase sub-plan.

Under the direct purchase sub-plan, shares are purchased directly from Kinder Morgan, at a purchase price that is a percentage of the closing price of a share on the last day of a purchase period, which percentage is determined by the board of directors prior to the beginning of such purchase period and which may not be less than 85%.

Under the market purchase sub-plan, shares are purchased by the plan administrator in the open market at the market price at the time of purchase as soon as administratively practicable on or after the last day of the purchase period. Purchases may be made over a number of days to satisfy the requirements of the market purchase sub-plan.

The aggregate number of shares of Kinder Morgan Class P common stock that may be purchased under the direct purchase sub-plan may not exceed 2,000,000, subject to adjustment for certain transactions affecting Kinder Morgan’s shares. The shares purchased under the plan may be issued from shares held in treasury or from authorized but unissued shares.

Participants elect how much they want deducted from each paycheck on an after-tax basis for the purpose of purchasing shares pursuant to the plan, and on a quarterly basis the plan purchases shares with the payroll deductions and deposits them into each participant’s account. There is no dollar limit on the amount of payroll deductions a participant may elect, but the committee may establish a maximum amount per pay period and may determine that no participant will be allowed to purchase a number of shares in any one calendar year having a fair market value exceeding a fixed dollar amount (which limit, if imposed, will not exceed $50,000), and the board of directors may establish a maximum number of shares that a participant may purchase during any purchase period.

If a participant ceases to be an eligible employee or ceases to be employed by Kinder Morgan for any reason his or her only right with respect to payroll deductions made but not yet used for purchases will be to receive the amount of payroll deductions in cash. If a participant ceases to be actively employed because he commences a long-term leave of absence permitted by law or as may be approved by Kinder Morgan, then the participant will have the right to elect either to receive in cash any accrued payroll deductions, if administratively practicable, or to have such amount applied to the purchase of shares. Subject to any applicable rules or regulations established by the plan administrator, the participant may elect to continue to participate in the plan until his employment terminates, provided he or she makes the necessary arrangements to pay the requisite amounts that would, but for the leave of absence, be paid under the plan through payroll deductions.

On each date that a cash dividend is made on shares held in a participant’s account, the plan administrator will use that amount for the purchase of shares in the open market. The price per share will be the weighted average price of all shares purchased by the plan administrator for each aggregate order placed by the plan administrator. Purchases will be made as soon as possible after the applicable dividend date. The shares purchased on behalf of each participant will be allocated to his or her account as soon as administratively practicable after the date on which the plan administrator has purchased sufficient shares to cover purchases for all participants and former participants. If purchases occur at different prices, the purchase price per share to all participants will be based upon the average of the prices of all shares purchased. A participant may request that cash dividends payable on shares in his account be paid in cash rather than reinvested.

Kinder Morgan’s board has the authority to terminate, withdraw, suspend or amend the plan at any time in its sole discretion, except that the board may not make any amendment that would require the approval Kinder Morgan’s Class P common stockholders under the rules of the NYSE, or any applicable laws, without obtaining such approval.

Bonus Plan

In connection with Kinder Morgan’s initial public offering, it adopted the Annual Incentive Plan, which took the place of the existing KMK Annual Incentive Plan discussed under “—Possible Annual Cash Bonus (Non-Equity Cash Incentive).” The following is a summary of the plan, which is filed as an exhibit to the registration statement of which this information statement/proxy statement/prospectus forms a part. The overall purpose of the Annual Incentive Plan is to increase Kinder Morgan’s executive officers’ and employees’ personal stake in the continued success of Kinder Morgan by providing to them additional incentives through the possible payment of annual cash bonuses. The plan is administered by Kinder Morgan’s compensation committee. Under the plan, an amount generally identified for annual cash bonuses is budgeted at the beginning of each year and may be paid to Kinder Morgan’s executive officers and other employees depending on whether Kinder Morgan and its subsidiaries meet specified financial performance objectives (as discussed below). The amount included in the budget for bonuses is not allocated between Kinder Morgan’s executive officers and non-executive officers. Assuming the specified financial performance objectives are met, the budgeted pool of bonus dollars is further assessed and potentially increased if Kinder Morgan exceeds the financial performance objectives. The budget for bonuses also may be adjusted upward or downward based on Kinder Morgan’s and its subsidiaries’ overall performance in other areas, including but not limited to safety and environmental goals and regulatory compliance.

All of Kinder Morgan’s employees and the employees of its subsidiaries, including KMGP Services Company, Inc., are eligible to participate in the plan, except employees who are included in a unit of employees covered by a collective bargaining agreement unless such agreement expressly provides for eligibility under the plan. However, only eligible employees who are selected by the compensation committee will actually participate in the plan and receive bonuses.

The plan consists of two components: the executive plan component and the non-executive plan component. The Chairman and Chief Executive Officer and all employees who report directly to the Chairman, including all of the named executive officers, are eligible for the executive plan component; however, as stated elsewhere within this “Compensation Discussion and Analysis,” Richard D. Kinder has elected to not participate under the plan. All other U.S. and Canadian eligible employees are eligible for the non-executive plan component. Kinder Morgan may terminate the plan and may amend the plan from time to time without shareholder approval except as required to satisfy the Code or any applicable securities exchange rules.

Under the executive plan component, at or before the start of each calendar year (or later, to the extent allowed under Code regulations), financial performance objectives for that year are identified by the compensation committee. The financial performance objectives need not be the same for all participants and may change from year to year, as long as they are based on the performance criteria specified in the plan. The financial performance objectives are based on one or more of the following criteria set forth in the plan:

•	Kinder Morgan’s earnings per share;

•	Kinder Morgan’s cash distributions to stockholders or the cash distributions by one of its subsidiaries to stockholders or common unitholders;

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Kinder Morgan’s earnings before interest and taxes or earnings before interest, taxes and corporate charges or the earnings before interest and taxes or earnings before interest, taxes and corporate charges of one of its subsidiaries;

•	Kinder Morgan’s net income or the net income of one of its subsidiaries or business units;

•	Kinder Morgan’s revenues or the revenues of one of its subsidiaries or business units;

•	Kinder Morgan’s unit revenues minus unit variable costs or unit revenues minus unit variable costs of one of its subsidiaries or business units;

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Kinder Morgan’s return on capital, return on equity, return on assets, or return on invested capital or return on capital, return on equity, return on assets, or return on invested capital of one of its subsidiaries or business units;

•	Kinder Morgan’s cash flow, return on assets or cash flows from operating activities or cash flow, return on assets or cash flows from operating activities of one of its subsidiaries or business units;

•	Kinder Morgan’s capital expenditures or capital expenditures of one of its subsidiaries or business units;

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Kinder Morgan’s operations and maintenance expense or general and administrative expense or operations and maintenance expense or general and administrative expense of one of its subsidiaries or business units;

•	Kinder Morgan’s debt/equity ratios and key profitability ratios or debt/equity ratios and key profitability ratios of one of its subsidiaries or business units; and

•	Kinder Morgan’s stock price.

The compensation committee will generally be responsible for adjusting or modifying the calculation of a performance target for a performance period in order to prevent the dilution or enlargement of the rights of participants based on the following events: asset write-downs; litigation or claim judgments or settlements; the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; any reorganization and restructuring programs; extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 (or any successor or pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in Kinder Morgan’s annual report to stockholders for the applicable year; acquisitions or divestitures; any other specific unusual or nonrecurring events, or objectively determinable category thereof; foreign exchange gains and losses; and a change in Kinder Morgan’s fiscal year. For any award that is intended to constitute “qualified performance-based compensation” (as described below), such adjustment or modification may be made only to the extent permitted under Section 162(m) of the Code.

In addition to determining the financial performance objectives under the Annual Incentive Plan, at or before the start of each calendar year, the compensation committee sets the bonus opportunities available to each participant in the executive plan component. Following the completion of each performance period, the compensation committee will review the actual financial performance against the established financial performance objectives. Cash bonus awards are paid after the compensation committee has determined the extent to which the financial performance objectives have been achieved. The Annual Bonus Plan allows the compensation committee to reduce but not increase the amount of an award that is otherwise payable to a participant in the executive plan component upon achievement of the financial performance objectives. If the financial performance objectives are not met, no bonus opportunity is available to the participants in the executive plan component. The maximum payout to any individual under the executive plan component for any year is $3.0 million. The compensation committee may reduce the amount of the bonus actually paid to any participant in the executive plan component from the amount of any bonus opportunity open to such participant. Because payments under the executive plan component are determined by comparing actual performance to the performance objectives established each year for eligible executive officers chosen to participate for that year, it is not possible to accurately predict any amounts that will actually be paid under the executive plan component over the life of the plan.

Under the non-executive plan component, for each year, the compensation committee may grant awards to participants in the non-executive plan component. The awards will be determined by the compensation committee, in its sole discretion, based on recommendations made by management, which may be based on a number of factors, or any combination of them, including, but not limited to, market data, Kinder Morgan’s performance, and the performance of individual participants. The compensation committee will have the sole discretion to determine whether any employee will be granted an award under the non-executive plan component.

As soon as administratively feasible after the compensation committee has determined the extent to which the financial performance objectives have been achieved and the bonus payable to each participant in the executive plan component and granted a bonus under the non-executive plan component, the bonus will be paid in one lump sum either in cash or in such other form of payment (for example, equity) that the compensation committee, in its discretion, may determine, provided that no other form may constitute a deferral of compensation. A participant will forfeit his or her right to receive a bonus payment if he or she ceases to be employed by Kinder Morgan or one of its subsidiaries before the date the bonus is paid, unless a bonus becomes payable because a change in control occurs, in which case the participant will receive a bonus payment no later than 30 days after the change in control.

Under the plan, “change in control” means (1) the acquisition by any person, other than any of the permitted holders (as defined below), of beneficial ownership of securities representing more than fifty percent of Kinder Morgan’s voting power; (2) a sale, merger or other business combination as a result of which permitted holders (as defined below) do not collectively hold more than fifty percent of Kinder Morgan’s voting power after giving effect to such transaction, unless (a) permitted holders (as defined below) continue to hold thirty-five percent of its voting power, (b) no other person or group owns more than thirty-five percent of its voting power and (c) either Richard D. Kinder or C. Park Shaper is a senior executive officer; (3) the sale or transfer of all or substantially all of the assets of Kinder Morgan and its subsidiaries other than to an entity of which more than fifty percent of the voting power is held by one or more permitted holders (as defined below); (4) that during any period of two consecutive years following the closing of Kinder Morgan’s initial public offering, individuals on the board of directors at the beginning of such period cease to constitute a majority of the board of directors for any reason other than normal retirement, death or disability or (5) that Kinder Morgan’s stockholders approve a plan of complete liquidation of Kinder Morgan. Under the plan, “permitted holders” means Richard D. Kinder, the Sponsor Investors and their affiliates.

Furthermore, upon the occurrence of a change in control, the compensation committee may take any action with respect to outstanding awards that it deems appropriate; and in the event that such action is to pay an award, the award will be paid in a lump sum in cash no later than 30 days after the change in control. If, in connection with a change in control, Richard D. Kinder is no longer Kinder Morgan’s Chairman:

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each participant under the executive component of the plan will be deemed to have earned 100% of the bonus opportunity available to him or her, unless the compensation committee has previously determined that the participant has earned a different percentage of the bonus opportunity based on the attainment of the applicable financial performance objectives;

•	each participant under the non-executive component of the plan will receive

•	an award equal to the award most recently paid to such participant under the plan or, if no such awards have yet been paid under the plan,

•	an award equal to the most recent award paid to such participant under any prior annual incentive plan or, if such participant has not received an award under any prior annual incentive plan,

•	an award equal to the average award paid to all similarly situated participants; and

•	the awards to executive and non-executive participants will be paid in a cash lump sum within 30 days after the change in control.

Section 162(m) of the Code imposes a limit on the amount that Kinder Morgan may deduct for compensation paid to its chief executive officer and certain other executive officers. This limitation does not apply to compensation that meets the requirements under Section 162(m) for “qualified performance-based” compensation. Prior to the consummation of its offering, Kinder Morgan’s stockholders approved the Annual Incentive Plan. The plan has been drafted to comply with and is intended to be administered in compliance with the requirements of Section 162(m) of the Code to the extent applicable. The plan is designed to ensure that executive compensation paid pursuant to the plan is “qualified performance-based compensation” and deductible for federal income tax purposes. Initially, Kinder Morgan is relying on a transition exemption from Section 162(m) for the plan that applies to compensation plans adopted prior to an initial public offering. The transition exemption for the plan will terminate at the time of Kinder Morgan’s annual meeting that occurs after the third calendar year following 2011, the year of its initial public offering, or, if earlier, at the time Kinder Morgan materially modifies the plan.

Risks Associated with Compensation Practices

KMGP Services Company, Inc., KMK and Kinder Morgan Canada Inc. employ all persons necessary for the operation of Kinder Morgan’s business, and in Kinder Morgan’s opinion, its compensation policies and practices for all persons necessary for the operation of its business do not create risks that are reasonably likely to have a material adverse effect on its business, financial position, results of operations or cash flows.

Director Compensation

Prior to its initial public offering, Kinder Morgan did not pay any compensation to any of its directors in their capacity as members of its board of directors. In conjunction with and following the initial public offering, Kinder Morgan added two new independent directors to its board of directors, Ms. Macdonald and Mr. Staff. Only these two new independent directors will receive fees for serving as directors. They will receive an annual retainer of $180,000.

Stock Compensation Plan for Non-Employee Directors

In connection with its initial public offering, Kinder Morgan adopted the Stock Compensation Plan for Non-Employee Directors, in which Kinder Morgan’s newly-appointed independent directors will participate. None of the 11 directors nominated by Richard D. Kinder or the Sponsor Investors will participate in the plan.

The following is a summary of the plan, which is filed as an exhibit to the registration statement of which this information statement/proxy statement/prospectus forms a part. The plan is administered by the compensation committee, and the board has sole discretion to terminate the plan at any time. The primary purpose of this plan is to promote Kinder Morgan’s interests and the interests of its stockholders by aligning the compensation of the non-employee members of the board of directors with stockholders’ interests.

The plan recognizes that the compensation to be paid to each non-employee director is fixed by the board, generally annually, and that the compensation is payable in cash. Pursuant to the plan, in lieu of receiving some or all of the cash compensation, each non-employee director who was not nominated by Richard D. Kinder or one of the Sponsor Investors, referred to as “eligible directors,” may elect to receive shares of Kinder Morgan Class P common stock. Each election will be generally at or around the first board meeting in January of each calendar year and will be effective for the entire calendar year. An eligible director may make a new election each calendar year. The total number of shares of Kinder Morgan Class P common stock authorized under the plan is 250,000.

Each annual election to receive shares of Kinder Morgan Class P common stock will be evidenced by an agreement between Kinder Morgan and each eligible director that will contain the terms and conditions of each award. Shares issued under the plan pursuant to an election may be subject to forfeiture restrictions that lapse on the earlier of the director’s death or the date set forth in the agreement, which will be no later than the end of the calendar year to which the cash compensation relates. Until the forfeiture restrictions lapse, shares issued under the plan may not be sold, assigned, transferred, exchanged or pledged by an eligible director. In the event a director’s service as a director is terminated prior to the lapse of the forfeiture restrictions for any reason other than death or the director’s failure to be elected as a director at a stockholders meeting at which the director is considered for election, the director will, for no consideration, forfeit to Kinder Morgan all shares to the extent then subject to the forfeiture restrictions. If, prior to the lapse of the forfeiture restrictions, the director is not elected as a director at a stockholders meeting at which the director is considered for election, the forfeiture restrictions will lapse with respect to fifty percent of the director’s shares then subject to such restrictions, and the director will, for no consideration, forfeit to Kinder Morgan the remaining shares. Shares with respect to which forfeiture restrictions have lapsed will cease to be subject to any forfeiture restrictions, and Kinder Morgan will provide the eligible director a certificate representing the shares as to which the forfeiture restrictions have lapsed. In addition, each eligible director will have the right to receive dividends with respect to the shares awarded to him or her under the plan to be paid as described below, to vote such shares and to enjoy all other Class P common stockholder rights, including during the period prior to the lapse of the forfeiture restrictions.

The number of shares to be issued to an eligible director electing to receive any portion of the cash compensation in the form of shares will equal the amount of such cash compensation elected to be paid in the form of shares, divided by the closing price of the Kinder Morgan Class P common stock on the New York Stock Exchange on the day the cash compensation is awarded (such price, the fair market value), rounded up to the nearest ten shares. An eligible director electing to receive any portion of the cash compensation in the form of shares will receive cash equal to the difference between (1) the total cash compensation awarded to such director and (2) the number of shares to be issued to such director multiplied by the fair market value of a share. This cash payment will be payable in four equal installments generally around March 31, June 30, September 30 and December 31 of the calendar year in which such cash compensation is awarded; provided that the installment payments will be adjusted to include dividends with respect to the shares during a period in which the shares are subject to forfeiture restrictions.

Compensation Committee Interlocks and Insider Participation

The Kinder Morgan compensation committee is composed of Ms. Macdonald and Messrs. Sarofim, Staff, Tekkora and Youngkin. As mentioned in her biographical information under the caption “The Transactions—Board of Directors and Management of Kinder Morgan After the Transactions,” between 1999 and 2003, Ms. Macdonald was an officer of Kinder Morgan. None of Kinder Morgan’s executive officers served during 2010 on the board of directors of another entity which employed any of the members of Kinder Morgan’s board.

Certain Relationships And Related Transactions Involving Kinder Morgan

Conflicts of Interest

The Investors collectively hold all of Kinder Morgan’s Class A shares, Class B shares and Class C shares, which as of the date of this information statement/proxy statement/prospectus, together represented 84.5% of the total voting power of all of Kinder Morgan’s outstanding capital stock for the election of directors and 84.2% of the total voting power of all of its outstanding capital stock for other matters. Many of Kinder Morgan’s directors and officers are Investors or affiliates of Investors. Some of Kinder Morgan’s directors and many of its officers are officers or directors of KMR, NGPL or other entities in which Kinder Morgan owns an interest or subsidiaries of Kinder Morgan’s that are not wholly owned. Conflicts of interest exist and may arise in the future as a result of the relationships between Kinder Morgan’s directors, officers and their affiliates, on the one hand, and Kinder Morgan and its Class P common stockholders, on the other hand.

Shareholders Agreement

Below is a summary of the material terms of Kinder Morgan’s shareholders agreement with the Investors, which is filed as an exhibit to the registration statement of which this information statement/proxy statement/prospectus forms a part.

Board, Committee and Observer Rights

Kinder Morgan’s shareholders agreement provides that Richard D. Kinder and the Sponsor Investors have the following rights to appoint director nominees to Kinder Morgan’s board of directors and committees, which may be adjusted as described below. At present, Kinder Morgan’s board has thirteen members, with five directors chosen by Mr. Kinder, two directors chosen by the funds affiliated with each of Goldman Sachs and Highstar Capital LP, one director chosen by the funds affiliated with each of The Carlyle Group and Riverstone Holdings LLC, and two additional independent directors. Kinder Morgan has agreed in the merger agreement to take all action necessary, including increasing the size of its board of directors and amending the shareholders agreement to effect such increase, to elect two individuals designated by El Paso to the Kinder Morgan board of directors as of the effective time of the merger. In the voting agreement, Kinder Morgan stockholders owning sufficient shares to amend the shareholders agreement have agreed to sign such amendment. Kinder Morgan also agreed that one of those El Paso designees would be appointed to its audit committee and one to its nominating and governance committee.

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Richard D. Kinder may appoint five nominees (one of whom may be Mr. Kinder) so long as Mr. Kinder is chief executive officer of Kinder Morgan and owns shares representing at least 2.5% of the voting power of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors. One of those nominees must meet the audit committee independence requirements of the NYSE. The number of directors Mr. Kinder may nominate may decrease as follows:

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If Mr. Kinder ceases to be chief executive officer for any reason other than termination for cause (as defined in the shareholders agreement), then instead of the five nominees noted above, Mr. Kinder may appoint two nominees (one of whom may be Mr. Kinder), the then-current chief executive officer will be one nominee and Other Management (excluding any individuals whose employment with Kinder Morgan has terminated) and the Original Stockholders will appoint two nominees. If Other Management and the Original Stockholders cease to own at least a majority of their original holdings of Kinder Morgan’s Class A shares and shares of Kinder Morgan Class P common stock issued upon conversion of such Class A shares, then their right to appoint those two nominees will be transferred to Kinder Morgan’s nominating and governance committee.

•	If Mr. Kinder is terminated as chief executive officer for cause (as defined in the shareholders agreement), then instead of the five nominees noted above, Mr. Kinder may only appoint one nominee, the then-current chief executive officer will be one nominee, the nominating and governance committee will appoint one nominee and Other Management (excluding any individuals whose employment with Kinder Morgan has terminated) and the Original Stockholders will appoint two nominees. None of these nominees may be Mr. Kinder. If Other Management and the Original Stockholders cease to own at least a majority of their original holdings of the Class A shares and shares of Kinder Morgan Class P common stock issued upon conversion of such Class A shares, then their right to appoint those two nominees will be transferred to the nominating and governance committee.

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If the board of directors approves a reduction in the number of directors below eleven while Mr. Kinder has the right to appoint five nominees, then Mr. Kinder’s nominees will be reduced to four. In addition, Mr. Kinder will no longer be required to appoint a nominee that meets the audit committee independence requirements and instead Kinder Morgan’s nominating and governance committee will be required to appoint such nominee.

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If Mr. Kinder no longer owns shares representing at least 2.5% of the voting power of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors, then Mr. Kinder may no longer appoint any nominees, and instead, the then-current chief executive officer will be one nominee and the nominating and governance committee will appoint four nominees (or three if the number of directors has been reduced below eleven).

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Affiliates of Goldman Sachs may appoint two nominees so long as they own shares representing at least 5% of the voting power of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors.

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If affiliates of Goldman Sachs own shares representing between 2.5% and 5% of the voting power of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors, then affiliates of Goldman Sachs may only appoint one nominee.

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Affiliates of Highstar Capital LP may appoint two nominees so long as they own shares representing at least 5% of the voting power of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors.

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If affiliates of Highstar Capital LP own shares representing between 2.5% and 5% of the voting power of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors, then affiliates of Highstar Capital LP may only appoint one nominee.

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Affiliates of The Carlyle Group may appoint one nominee so long as they own shares representing at least 2.5% of the voting power of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors.

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Affiliates of Riverstone Holdings LLC may appoint one nominee so long as they own shares representing at least 2.5% of the voting power of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors.

If any Sponsor Investor ceases to have the right to appoint a director nominee, then Kinder Morgan’s board of directors will decrease in size by the corresponding number of directors, down to a minimum of eleven directorships. Once the Sponsor Investors collectively have the right to appoint less than three director nominees, Kinder Morgan’s board of directors can elect to further decrease the size of Kinder Morgan’s board, down to a minimum of nine directorships. Appointments to any directorships which are not specifically allocated pursuant to the above description will be made by Kinder Morgan’s nominating and governance committee.

Under the shareholders agreement, share ownership for Mr. Kinder includes shares owned by his permitted transferees, and share ownership for Sponsor Investors includes specified transferees and successors. In the event of Mr. Kinder’s death, his nomination rights described above may be exercised by his heirs, executors and beneficiaries so long as they own shares representing at least 2.5% of the voting power of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors.

The shareholders agreement provides that Kinder Morgan’s nominating and governance committee will be comprised of three members. The members will be selected by the board, and must include one of the directors nominated for election by Richard D. Kinder (so long as Mr. Kinder has the right to appoint any nominees), one of the directors nominated for election by the Sponsor Investors (so long as the Sponsor Investors have the right to collectively appoint at least three nominees) and one of the directors nominated for election by Kinder Morgan’s nominating and governance committee. The merger agreement provides that one of El Paso’s designees will be appointed to the nominating and governance committee. All decisions of Kinder Morgan’s nominating and governance committee with respect to nominations, designations and appointments to the board of directors and committees of the board of directors, including independence determinations, will require unanimous approval so long as the Sponsor Investors have the right to collectively appoint at least three nominees to Kinder Morgan’s board. All members of the nominating and governance committee will be required to meet the applicable New York Stock Exchange independence requirements. No nominee of Mr. Kinder selected to serve on this committee can serve as chair of such committee.

The shareholders agreement provides that Kinder Morgan’s audit committee will be comprised of three members. The members will be selected by the board, and must include one of the directors nominated for election by Richard D. Kinder (so long as Mr. Kinder has the right to appoint a nominee that meets such requirements) and two of the directors nominated for election by Kinder Morgan’s nominating and governance committee. The merger agreement provides that one of El Paso’s designees will be appointed to the audit committee. All members of Kinder Morgan’s audit committee will be required to meet the applicable New York Stock Exchange audit committee independence requirements, and one member will be required to be a financial expert as defined by the SEC. No nominee of Mr. Kinder selected to serve on this committee can serve as chair of such committee.

The shareholders agreement provides that Kinder Morgan’s compensation committee will be comprised of five members. The members will be selected by the board, and must include two of the directors nominated for election by the Sponsor Investors (so long as the Sponsor Investors have the right to collectively appoint at least three nominees). All members of the compensation committee will be required to meet the applicable New York Stock Exchange independence requirements and any additional requirements imposed by law. No nominee of Mr. Kinder selected to serve on this committee can serve as chair of such committee.

Each of Kinder Morgan’s other committees will be comprised of five members. The members will be selected by the board, and must include two of the directors nominated for election by the Sponsor Investors so long as the Sponsor Investors have the right to collectively appoint at least three nominees. If either the Sponsor Investors or Richard D. Kinder loses the right to select, or their nominees are ineligible to serve as, members of any of Kinder Morgan’s committees, then that committee member must be one of the directors nominated for election by the nominating and governance committee.

In the shareholders agreement, Kinder Morgan agrees to include the persons nominated as directors in accordance with the shareholders agreement in the slate of nominees recommended by the board of directors, and Richard D. Kinder and the Sponsor Investors agree with each other to take all necessary action within their power as stockholders to vote in favor of such persons nominated to the board of directors in accordance with the shareholders agreement and to remove any directors as required by the shareholders agreement. If Mr. Kinder or the Sponsor Investors do not vote in accordance with the shareholders agreement to elect or remove any directors, they have granted each other an irrevocable proxy so that their shares may be voted in accordance with the shareholders agreement.

Under the shareholders agreement, if affiliates of either Goldman Sachs or Highstar Capital LP own between 2.5% and 5% of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors, then such Sponsor Investor may appoint an observer to participate in meetings of Kinder Morgan’s board of directors or any committee. Any Sponsor Investor that owns at least 1% of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors also may appoint an observer to participate in meetings of Kinder Morgan’s board of directors or any committee. In addition, the Sponsor Investors have specified rights to appoint observers to the boards and committees of Kinder Morgan G.P., Inc., which is the general partner of KMP, and KMR. Observers may be excluded from the deliberations of any board or committee at the direction of a majority of the members of such board or committee and must comply with applicable laws and regulations. In the event that the participation of an observer appointed by a Sponsor Investor would create a conflict of interest at a meeting, such observer will recuse himself or herself from the related portion of such meeting. See the section entitled “The Transactions—Board of Directors and Management of Kinder Morgan After the Transactions” for a discussion related to El Paso’s ability to designate two individuals to Kinder Morgan’s board of directors following consummation of the transactions.

Controlled Company Exemption

If Kinder Morgan’s board of directors does not satisfy the majority independence requirements of the New York Stock Exchange, the shareholders agreement provides that Kinder Morgan will elect to operate under the controlled company exemption to such independence requirements, if such exemption is available to it. This would mean that Kinder Morgan’s board would not be required to have a majority of independent directors, and its nominating and governance committee and its compensation committee would not be required to consist only of independent directors. If such exemption is not available, Kinder Morgan’s nominating and governance committee will appoint a number of additional directors that meet the independence requirements of the New York Stock Exchange to cause Kinder Morgan’s board to meet the applicable majority independence standards and the number of directors on its board shall be increased by the number of such additional directors appointed by the nominating and governance committee.

Certain Actions Relating to Kinder Morgan and Its Subsidiaries and Other Affiliates

So long as any Sponsor Investor owns any Class A shares or shares of Kinder Morgan Class P common stock received upon conversion of such Class A shares as a result of a mandatory conversion, Kinder Morgan has agreed in the shareholders agreement to take certain actions with respect to it and its subsidiaries and affiliates, including the following:

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upon the reasonable request of the Sponsor Investors, causing director nominees of the Sponsor Investors serving on Kinder Morgan’s board to be appointed to the boards or governing bodies of certain of its subsidiaries (other than Kinder Morgan G.P., Inc., which is the general partner of the Partnership, KMP or KMR or any of their subsidiaries);

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permitting director nominees of the Sponsor Investors to attend meetings of the Kinder Morgan G.P., Inc. board, the KMR board and any committees of such boards, subject to the rights of such boards and committees to exclude them, to applicable regulatory requirements and to such observers’ obligation to recuse themselves under specified circumstances;

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informing the Sponsor Investors that own at least 2.5% of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors of any action that Kinder Morgan’s chief executive officer reasonably believes could impose any filing obligation, restriction or regulatory burden on such Sponsor Investor or its affiliates and not taking specified actions without approval by such Sponsor Investor;

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keeping the Sponsor Investors that own at least 2.5% of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors informed of any events or changes with respect to any criminal or regulatory investigation involving Kinder Morgan or any of its affiliates;

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reasonably cooperating with the Sponsor Investors that own at least 2.5% of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors and their affiliates in efforts to mitigate consequences of the events described in the two bullets immediately above;

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so long as any Sponsor Investor owns at least 2.5% of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors, not taking any action (and taking all stockholder action to prevent Kinder Morgan’s subsidiaries from taking any action) to cause the board of Kinder Morgan G.P., Inc. to consist of less than a majority of independent directors under the applicable New York Stock Exchange standards; and

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Kinder Morgan not engaging in any merger, amalgamation, consolidation or other business combination or similar transaction or series of transactions (other than for solely cash consideration) without obtaining the unanimous approval of its stockholders unless the organizational documents and capital structure of the acquiring, surviving or resulting entity preserve in all material respects the economic and other rights (including conversion, transfer, distribution and governance rights as set forth in Kinder Morgan’s certificate of incorporation, bylaws and shareholders agreement), characteristics and tax treatment, including on a relative basis, of the Sponsor Investors, the Class A shares, the Class B shares, the Class C shares and the shares of Kinder Morgan Class P common stock as they exist on the date of such transaction. A determination that a transaction meets the above requirements requires approval by each of the following: (1) Sponsor Investors holding a majority of Kinder Morgan’s outstanding shares of capital stock then entitled to vote for the election of directors then held by Sponsor Investors that hold Class A shares, (2) Richard D. Kinder (so long as he and his permitted transferees hold Class A shares), (3) holders of a majority of Kinder Morgan’s outstanding Class B shares, and (4) holders of a majority of Kinder Morgan’s outstanding Class C shares. If all requisite stockholders other than the holders of Class C shares approve such a transaction, Kinder Morgan generally may engage in such transaction so long as the Class C shares receive the consideration provided in Kinder Morgan’s charter. In addition, if the transaction is otherwise approved by the requisite holders of Kinder Morgan’s capital stock, the Sponsor Investors and Mr. Kinder may decide that the holders of Kinder Morgan Class P common stock, Class A shares, Class B shares and Class C shares receive the consideration provided in Kinder Morgan’s charter, regardless of whether such transaction is determined to meet the above requirements.

In addition, Mr. Kinder has agreed until May 15, 2015 to notify the Sponsor Investors prior to his acquisition of, or offer to acquire, any securities of Kinder Morgan or any of its publicly-traded subsidiaries in a transaction or a series of related transactions involving a value in excess of $50 million.

Registration Rights

The shareholders agreement contains registration rights provisions pursuant to which Kinder Morgan may be required to register the sale of shares of Kinder Morgan Class P common stock issuable upon the conversion of Class A shares owned by the Sponsor Investors or of Class A shares and Class B shares owned by Richard D. Kinder. Under the registration rights provisions, the Sponsor Investors and Richard D. Kinder will each have the right to require that Kinder Morgan register resales of shares of Kinder Morgan Class P common stock having an aggregate value of at least $200 million issuable upon the conversion of such Class A shares or Class B shares held by the Sponsor Investors or Richard D. Kinder, as applicable, on their behalf, or such lesser amount that represents all of such holder’s remaining shares. Mr. Kinder’s shares are subject to specified transfer restrictions. See “—Transfer Restrictions.” Kinder Morgan will not be obligated to effect such a demand registration at any time that a shelf registration statement is effective, or if, in its good faith reasonable judgment, it is not feasible for it to proceed because of the unavailability of required financial statements, or during a blackout period. A blackout period, for this purpose, is any of (1) a regular quarterly blackout period when Kinder Morgan’s directors and executive officers are not permitted to trade, (2) a seven day period (which Kinder Morgan may not invoke more than twice in any 12 month period) relating to a securities offering of $150 million or more by KMP or KMR, or (3) a 30 day period (which Kinder Morgan may not invoke more than twice in any 12 month period) if the registration would cause the disclosure of specified types of non-public information. The registration rights provisions contain holdback provisions for Kinder Morgan and certain holders of shares in the event of an underwritten offering of Kinder Morgan Class P common stock having an aggregate value of at least $500 million.

Under the registration rights provisions, the Sponsor Investors or Richard D. Kinder also can require Kinder Morgan to file a shelf registration statement on Form S-3 for the resale of Kinder Morgan Class P common stock they may receive upon the conversion of their Class A shares or Class B shares, as applicable. In such event, Kinder Morgan has agreed to use its reasonable best efforts to keep a shelf registration statement continuously effective until the earlier of the date on which all registrable securities covered by the shelf registration statement have been sold or otherwise cease to be registrable securities or the date on which the Sponsor Investors no longer collectively hold registrable securities that represent at least 1% of the voting power of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors.

Kinder Morgan also has granted piggyback registration rights to holders of Class A shares, Class B shares and Class C shares whenever it proposes to register any of its securities under the Securities Act (other than a registration by Kinder Morgan on a registration statement on Form S-4 or on a registration statement on Form S-8).

Kinder Morgan has also agreed not to effect any merger, amalgamation, consolidation, business combination or change of control or reorganization event or similar transaction or series of transactions in which it is not the surviving entity (other than solely for cash consideration) unless the surviving entity assumes these registration obligations.

Kinder Morgan has agreed to indemnify and hold harmless each selling shareholder for whom it files a registration statement and such selling stockholder’s affiliates and their respective officers, directors, managers, partners, agents and control persons against any losses relating to violations of applicable securities law by Kinder Morgan in connection with such registration or offering (except to the extent such violations were caused by such selling shareholder) or untrue statement of a material fact contained in such registration statement, prospectus or preliminary prospectus or free writing prospectus or any omission of a material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which they were made, not misleading.

Non-Compete Agreements

The executive management stockholders identified in the shareholders agreement, which include Richard D. Kinder and all of Kinder Morgan’s named executive officers, have agreed to certain non-competition and non-solicitation provisions during the term of their employment and for a specified period of time following their employment, which ranges from one year to two years, if they are terminated on or prior to May 31, 2015.

Corporate Opportunities

The shareholders agreement provides that the Sponsor Investors and certain of their respective affiliates, including any director nominated by a Sponsor Investor, have no obligation to offer Kinder Morgan or its wholly owned subsidiaries an opportunity to participate in business opportunities presented to the Sponsor Investors or such affiliates (other than Kinder Morgan and its wholly owned subsidiaries) even if the opportunity is one that Kinder Morgan or one of its wholly owned subsidiaries might reasonably have pursued, and that neither the Sponsor Investors nor their respective affiliates will be liable to Kinder Morgan or any of its wholly owned subsidiaries for breach of any duty by reason of any such activities. However, each such person serving as a director of Kinder Morgan or one of its wholly owned subsidiaries must tell Kinder Morgan about any business opportunity offered to it solely in its capacity as such a director. Each director nominated by a Sponsor Investor has agreed to recuse himself or herself from any portion of a board or committee meeting if such director has actual knowledge that the Sponsor Investor that appointed such director (or one of its controlled affiliates) is engaged in or pursuing any business opportunity that such director has actual knowledge that Kinder Morgan is also engaged in or evaluating and if such director’s participation would cause a conflict of interest.

Transfer Restrictions

Prior to May 31, 2013, Kinder Morgan’s chief executive officer, Richard D. Kinder, and its president, Park Shaper, will be restricted from voluntarily converting a portion of their Class A shares into Kinder Morgan Class P common stock and selling the resulting shares of Kinder Morgan Class P common stock. Mr. Kinder may transfer shares of Kinder Morgan Class P common stock up to an amount equal to approximately 10% of his Class A shares to a third party and shares of Kinder Morgan Class P common stock up to an amount equal to approximately 10% of his Class A shares to a permitted foundation. Mr. Shaper may transfer shares of Kinder Morgan Class P common stock up to an amount equal to approximately 50% of his Class A shares to a third party. All such transfer restrictions terminate in the event of the termination of Mr. Kinder’s or Mr. Shaper’s employment with Kinder Morgan, as applicable. See the section entitled “The Voting Agreement” for a discussion of certain other transfer restrictions related to Richard D. Kinder’s and the Sponsor Investors’ shares of Kinder Morgan common stock.

Class A shares may only be transferred by Other Management and Kinder Morgan’s chief executive officer to a permitted transferee of such holder of Class A shares, which includes family members, heirs, trusts or other entities over which such holder (or his or her heir in the event of such holder’s death) retains control. Class A shares may be transferred by holders other than Other Management and Kinder Morgan’s chief executive officer to a permitted transferee or to an affiliate or successor of such holder.

Class B shares and Class C shares may only be transferred to a permitted transferee of such holder of Class B shares or Class C shares, as applicable, which includes family members, heirs, trusts or other entities over which such holder (or his or her heir in the event of such holder’s death) retains control.

The shareholders agreement also provides that no holder of Class A shares, or shares of Kinder Morgan Class P common stock received by such holder upon conversion of such Class A shares as the result of a prior mandatory conversion, will be permitted to transfer any shares of Kinder Morgan Class P common stock during the fair market value calculation period prior to May 31, 2015, the date on which any of Kinder Morgan’s remaining Class A shares, Class B shares and Class C shares will be converted into Kinder Morgan Class P common stock. See “Description of Kinder Morgan Capital Stock—Classes of Kinder Morgan Common Stock—Voluntary Conversion.”

Forfeiture of Class B Shares

The shareholders agreement provides that holders of Kinder Morgan’s Class B shares may forfeit all or a portion of such shares in specified circumstances upon the termination of such holder’s employment with Kinder Morgan and its subsidiaries. All Class B shares will be no longer subject to forfeiture upon a change of control (as defined in the shareholders agreement and described under “Additional Information About Kinder Morgan—Kinder Morgan’s Executive Compensation—Compensation Discussion and Analysis—Compensation Related to the Going Private Transaction”), and all Class B shares of a certain series will be no longer subject to forfeiture upon a mandatory conversion date for that series, which will occur upon the occurrence of certain events pertaining to that series and in any case no later than May 31, 2015 for all series. If a holder’s employment is terminated after specified value thresholds with respect to his or her Class B shares have been met, but before certain related amounts are received by such terminated employee, then such terminated employee may retain all of his or her Class B shares until such related amounts are received.

Forfeited Class B shares will automatically become treasury shares, and Kinder Morgan will transfer the forfeited Class B shares to a trust. Any property in the trust, including dividends and earnings in respect of the Class B shares, may be distributed to members of Kinder Morgan’s management, other than Richard D. Kinder, as designated by Kinder Morgan’s chief executive officer and approved by a majority of the members of its board of directors nominated by the Sponsor Investors. Any Class B shares, any shares of Kinder Morgan Class P common stock issued in connection with the conversion of Class B shares held in the trust and any dividends and earnings in respect of such Class B shares and/or shares of Kinder Morgan Class P common stock, that remain in the trust account on May 31, 2015 will be distributed proportionally to the holders of Class B shares as of May 31, 2015.

Payment of Certain Costs and Expenses

KMK’s certificate of incorporation generally obligates it to indemnify its officers and directors in connection with litigation against them in connection with their duties as its officers and directors, and the shareholders agreement requires Kinder Morgan to cause KMK to pay any costs and expenses of the Investors associated with the Going Private Transaction, including amounts paid as damages or in settlement of related shareholder litigation. In connection with this litigation, since January 1, 2008, KMK has paid approximately $214.3 million, including $200 million in connection with the settlement of the litigation. See also note 11 to Kinder Morgan’s interim consolidated financial statements included elsewhere in this information statement/proxy statement/prospectus. Kinder Morgan also is obligated to pay all reasonable fees and expenses of the Sponsor Investors and their counsel related to the administration of, and their rights and obligations under, Kinder Morgan’s certificate of incorporation, bylaws and shareholders agreement that are approved in advance by Kinder Morgan and all fees and expenses of the Sponsor Investors and their affiliates incident to Kinder Morgan’s February 2011 initial public offering and previously contemplated structures for an initial public offering. Since January 1, 2008, Kinder Morgan has paid approximately $16 million in such fees and expenses of the Sponsor Investors.

Kinder Morgan’s certificate of incorporation provides for the accelerated conversion of Class B shares and Class C shares into shares of Kinder Morgan Class P common stock by a holder of such Class B shares or Class C shares in the event such holder incurs certain tax liabilities. Pursuant to the shareholders agreement, Kinder Morgan has agreed to pay certain costs in the event that such a result occurs, including the fees of an independent accountant in a dispute resolution procedure related to such accelerated conversion and certain tax compliance expenses for such holder of Class B shares or Class C shares, as applicable. While Kinder Morgan cannot quantify such costs in advance, they will not be substantial or material. See “Description of Kinder Morgan Capital Stock—Classes of Kinder Morgan Common Stock—Accelerated Conversion of Class B Shares and Class C Shares.”

Other Provisions

Certain provisions in the shareholders agreement will terminate with respect to a Sponsor Investor when it no longer owns shares representing at least 2.5% of the voting power of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors, including the right to nominate director and committee members. If no Sponsor Investor owns shares representing at least 2.5% of the voting power of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors, then certain sections of the shareholders agreement will terminate with respect to all Investors, including transfer restrictions, rights to nominate director and committee nominees, and certain actions relating to Kinder Morgan’s subsidiaries and other affiliates. The shareholders agreement will terminate when none of the shareholder parties thereto hold any Class A shares, Class B shares, Class C shares or shares of Kinder Morgan Class P common stock.

Amendments to the shareholders agreement must be signed by Kinder Morgan, if the amendment modifies Kinder Morgan’s rights or obligations, and by the following holders:

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Richard D. Kinder so long as he (together with his permitted transferees) owns shares representing at least 1% of the voting power of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors,

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the Sponsor Investors holding shares representing a majority of the voting power of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors then held by the Sponsor Investors so long as the Sponsor Investors collectively own shares representing at least an aggregate amount of 1% of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors,

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in the case of an amendment or waiver with respect to transfer restrictions, director and committee nominees, observers, independence requirements, voting agreements or proxies, certain actions relating to Kinder Morgan’s subsidiaries and other affiliates, Kinder Morgan’s dividend policy, forfeiture of Class B shares and termination of the shareholders agreement, the Sponsor Investors owning shares representing at least two-thirds of the voting power of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors then held by the Sponsor Investors so long as the Sponsor Investors collectively own at least an aggregate amount of 1% of the voting power of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors,

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in the case of an amendment or waiver that would modify the rights or obligations of any Sponsor Investor adversely, such Sponsor Investor so affected so long as such Sponsor Investor owns any of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors,

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the holders of shares representing a majority of the voting power of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors held by Other Management and the Original Stockholders at the closing of Kinder Morgan’s February 2011 initial public offering so long as Other Management and the Original Stockholders own a majority of the voting power held by such holders at the closing of that offering and the applicable amendment or waiver would modify the rights or obligations of Other Management and the Original Stockholders (taken as a whole) adversely and differently from other holders of the same class or classes of capital stock and

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in the case of an amendment or waiver that would modify the rights or obligations of the holders (taken as a whole) of Class B shares or Class C shares, as applicable, adversely as compared to the holders of other classes of common stock, the holders of Class B shares representing a majority of the issued and outstanding Class B shares or the holders of Class C shares representing a majority of the issued and outstanding Class C shares, as applicable.

If no parties meet the conditions set forth in the bullets above, then the holders of shares representing a majority of the voting power of Kinder Morgan’s outstanding shares of capital stock entitled to vote on the election of directors then held by holders who are party to the shareholders agreement must sign an amendment.

Kinder Morgan has agreed to use its reasonable best efforts to take necessary or appropriate actions upon the request of a Sponsor Investor to ensure that Class A shares can timely convert into shares of Kinder Morgan Class P common stock as contemplated by Kinder Morgan’s certificate of incorporation. Kinder Morgan has also agreed to use its best efforts to obtain governmental and/or regulatory permits or authorizations to enable it to issue and deliver shares of Kinder Morgan Class P common stock upon the conversion of its Class A shares, Class B shares and Class C shares.

Indemnification of Directors and Officers

Pursuant to Kinder Morgan’s certificate of incorporation and bylaws, Kinder Morgan has agreed to indemnify each of its directors and officers, and may additionally indemnify any of its employees, agents or other persons, to the fullest extent permitted by law against all expense, liability and loss (including attorney’s fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) incurred or suffered by its directors or officers or these other persons. Kinder Morgan has agreed to provide this indemnification for civil, criminal, administrative, arbitrative or investigative proceedings to the fullest extent permitted under the Delaware General Corporation Law. Thus, Kinder Morgan’s directors and officers could be indemnified for their negligent acts if they met the requirements set forth above. Kinder Morgan also has acknowledged that it is the indemnitor of first resort with respect to such indemnification obligations and that any obligations of a Sponsor Investor and its affiliates to advance expenses or to provide indemnification and/or insurance for the same expenses or liabilities are secondary. Kinder Morgan also is expressly authorized to carry directors’ and officers’ insurance providing indemnification for its directors, officers and certain employees and agents for any liabilities incurred in any such capacity, whether or not it would have the power to indemnify such person against such liability. See “Description of Kinder Morgan Capital Stock—Certain Other Provisions of Kinder Morgan’s Charter and Bylaws and Delaware Law—Limitations of Liability and Indemnification of Officers and Directors.”

Director Independence

Kinder Morgan’s board of directors currently consists of thirteen members, and after completion of the transactions will consist of fifteen members, including two individuals designated by El Paso. Based upon the listing standards of the NYSE, Kinder Morgan’s board of directors has determined that Ms. Macdonald and Messrs. Cornell, Miller, Morgan, Pontarelli, Sarofim, Staff, Stokes, Tekkora and Youngkin are “independent” directors. In addition, the Kinder Morgan board has determined that each member of Kinder Morgan’s audit committee, compensation committee and nominating and governance committee is independent for purposes of membership on such committees.

Pursuant to Kinder Morgan’s shareholders agreement, Richard D. Kinder and the Sponsor Investors have specified rights with respect to nominating Kinder Morgan directors and committee members. See “—Shareholders Agreement.”

LEGAL MATTERS

The legality of the shares of Kinder Morgan Class P common stock and warrants to purchase Kinder Morgan Class P common stock issuable pursuant to the second merger will be passed upon for Kinder Morgan by Weil, Gotshal & Manges LLP. Bracewell & Giuliani LLP has also represented Kinder Morgan in connection with the transactions described herein. Certain U.S. federal income tax consequences relating to the transactions will be passed upon by Wachtell, Lipton, Rosen & Katz, tax counsel to El Paso.

EXPERTS

Kinder Morgan

The consolidated financial statements of Kinder Morgan, Inc. (formerly known as Kinder Morgan Holdco LLC), as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 included in this information statement/proxy statement/prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The descriptions of the review performed by Netherland, Sewell & Associates, Inc., independent petroleum consultants, included in note 20 to the annual consolidated financial statements of Kinder Morgan, Inc. (formerly known as Kinder Morgan Holdco LLC) included in this information statement/proxy statement/prospectus, are included in reliance upon the authority of such firm as experts in petroleum engineering.

El Paso

The consolidated financial statements and schedule of El Paso Corporation appearing in El Paso Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2010, and the effectiveness of El Paso Corporation’s internal control over financial reporting as of December 31, 2010, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated by reference in this information statement/proxy statement/prospectus, which is referred to and made a part of the Registration Statement on Form S-4 filed by Kinder Morgan, Inc. for the issuance of shares of its Class P common stock and warrants to purchase shares of Class P common stock. The reports of Ernst & Young LLP on the consolidated financial statements and schedule of El Paso Corporation as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 are based in part on the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm. The financial statements referred to above are incorporated by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

The audited consolidated financial statements of Citrus Corp. as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 and the audited consolidated financial statements of Four Star Oil & Gas Company as of December 31, 2008 and for the year ended December 31, 2008 not separately presented in this information statement/proxy statement/prospectus, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose reports thereon are incorporated by reference in this information statement/proxy statement/prospectus, which is referred to and made a part of the Registration Statement on Form S-4 filed by Kinder Morgan, Inc. for the issuance of shares of its Class P common stock and warrants to purchase shares of Class P common stock. The consolidated financial statements of El Paso Corporation, to the extent they relate to Citrus Corp. and Four Star Oil & Gas Company, have been so incorporated in reliance on the reports of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

Information incorporated by reference in this information statement/proxy statement/prospectus regarding the estimated reserves attributable to certain of El Paso Corporation’s natural gas and oil properties were prepared by El Paso and audited by Ryder Scott Company, L.P., independent petroleum engineers, as stated in their report with respect thereto and is incorporated herein upon the authority of such firm as experts in petroleum engineering.

OTHER MATTERS

As of the date of this information statement/proxy statement/prospectus, El Paso’s board of directors knows of no matters that will be presented for consideration at the El Paso special meeting other than as described in this information statement/proxy statement/prospectus. If any other matters properly come before the El Paso special meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxies will confer discretionary authority on the individuals named as proxy to vote the shares represented by such proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

As of the date of this information statement/proxy statement/prospectus, Kinder Morgan’s board of directors knows of no other matters that will be presented for consideration at the Kinder Morgan special meeting other than as described in this information statement/proxy statement/prospectus.

EL PASO STOCKHOLDER PROPOSALS

El Paso will not hold an annual meeting of its stockholders in 2012 if the transactions have been completed. If, however, El Paso does hold its 2012 annual meeting, under the rules of the SEC, in order to be considered for possible inclusion in the proxy statement for El Paso’s 2012 annual meeting, all El Paso stockholder proposals must be submitted in writing to El Paso Corporation, Attn: Corporate Secretary, 1001 Louisiana Street, Houston, Texas, 77002. El Paso must receive all such stockholder proposals on or before December 7, 2011. El Paso will consider only proposals meeting the requirements of the applicable rules of the SEC.

Additionally, under the bylaws of El Paso, for a stockholder to bring any matter before the 2012 annual meeting that is not included in the 2012 proxy statement, the stockholder’s written notice must be received not less than 90 days and not more than 120 days prior to the anniversary of the 2011 annual meeting (which was held on May 17, 2011). Under this rule, stockholders must provide El Paso with a notice of a matter to be brought before the 2012 annual meeting during the period from January 18, 2012 to February 17, 2012. If the 2012 annual meeting is held more than 30 days before or 60 days after May 17, 2012, for a stockholder seeking to bring any matter before the 2012 annual meeting, the stockholder’s written notice must be received not less than 90 days and not more than 120 days before the date of the 2012 annual meeting or, if it would result in a later deadline, by the tenth day after El Paso publicly announces the date of the 2012 annual meeting. All such notices must contain the information required by and otherwise comply with the bylaws of El Paso.

KINDER MORGAN STOCKHOLDER PROPOSALS

Kinder Morgan will hold a regular annual meeting in 2012 regardless of whether the transactions are completed.

In order for a stockholder proposal to be considered for inclusion in Kinder Morgan’s proxy statement for its 2012 annual meeting of stockholders, the written proposal must have been received at Kinder Morgan’s principal office on or before the date described below. Such a proposal should have been addressed to Kinder Morgan, Inc., Attention: Corporate Secretary, Kinder Morgan, Inc., 500 Dallas Street, Suite 1000, Houston, Texas 77002. Such a proposal must comply with SEC regulations regarding the inclusion of stockholder proposals in company-sponsored proxy materials.

In accordance with Kinder Morgan’s bylaws, a Kinder Morgan stockholder who wishes to present a proposal in consideration at Kinder Morgan’s 2012 annual meeting must deliver a notice of the matter the Kinder Morgan Stockholder wishes to present to Kinder Morgan’s executive offices in Houston, Texas, at the address identified in the preceding paragraph, not later than the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of the meeting is first made. Accordingly, any notice by or on behalf of Kinder Morgan stockholder pursuant to these provisions of Kinder Morgan’s bylaws and not pursuant Rule 14a-8 of the SEC must be received by that time. The notice should include: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) any other information relating to such stockholder and beneficial owner, if any, on whose behalf the proposal is being made, required to be disclosed in an proxy statement or other filings required to be made in connection with solicitation of proxies for the proposal and pursuant to and in accordance with Section 14(a) of the Exchange Act and (iii) with respect to the proposing stockholder (A) the name and address of the proposing stockholder as they appear on the Kinder Morgan’s books and of the beneficial owner, if any, on whose behalf the nomination is being made, (B) the number, class and series of shares of Kinder Morgan which are owned by the proposing stockholder (beneficially and of record) and owned by the beneficial owner, if any, on whose behalf the nomination is being made, as of the date of the proposing stockholder’s notice, and a representation that the proposing stockholder will notify Kinder Morgan in writing of the number, class and series of such shares owned of record and beneficially as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed, (C) a description of any agreement, arrangement or understanding with respect to such nomination between or among the proposing stockholder and any of its affiliates or associates, and any others (including their names) acting in concert with any of the foregoing, and a representation that the proposing stockholder will notify Kinder Morgan in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed, (D) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the proposing stockholder’s notice by, or on behalf of, the proposing stockholder or any of its affiliates or associates, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of the proposing stockholder or any of its affiliates or associates with respect to shares of stock of the Kinder Morgan, and a representation that the proposing stockholder will notify the Kinder Morgan in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed, (E) a representation that the proposing stockholder is a holder of record of shares of the Kinder Morgan entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice and (F) a representation whether the proposing stockholder intends to deliver a proxy statement and/or form of proxy to holders of a majority of the total voting power and/or otherwise to solicit proxies from stockholders in support of the nomination.

WHERE YOU CAN FIND MORE INFORMATION

Kinder Morgan and El Paso each file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission through the SEC’s Electronic Data Gathering Analysis and Retrieval (EDGAR) System. These current SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document they file at the SEC’s public reference room located at:

100 F Street, N.W.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

Should you want more information regarding Kinder Morgan Energy Partners, L.P., Kinder Morgan Management, LLC or El Paso Pipeline Partners, L.P., please refer to the annual, quarterly and special reports, as applicable, filed with the SEC regarding those entities.

Because Kinder Morgan’s Class P common stock and El Paso’s common stock are both listed on the New York Stock Exchange, both company’s reports, proxy statements and other information can be reviewed and copied at the office of that exchange at 20 Broad Street, New York, New York 10005.

Kinder Morgan filed a registration statement, which term includes all amendments thereto, on Form S-4 to register with the SEC the Kinder Morgan Class P common stock and warrants to be issued to El Paso stockholders in the merger. This information statement/proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Kinder Morgan in addition to being an information statement and proxy statement for the special meetings. As allowed by SEC rules, this information statement/proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

INCORPORATION BY REFERENCE

As allowed by SEC rules, El Paso may “incorporate by reference” the information it files with the SEC, which means that important information may be disclosed to you by referring you to those documents. This information statement/proxy statement/prospectus contains summaries of certain provisions contained in some of the El Paso documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. The El Paso information incorporated by reference is an important part of this information statement/proxy statement/prospectus, and information that El Paso files later with the SEC will automatically update and supersede this information. Some documents or information, such as that called for by Item 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this information statement/proxy statement/prospectus. El Paso incorporates by reference the documents listed below and any future filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of the offering:

El Paso SEC Filings (File No. 1-16189)	Period or File Date
Annual Report on Form 10-K	Year Ended December 31, 2010

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2011, June 30, 2011 and September 30, 2011

Current Reports on Form 8-K or 8-K/A	Filed on January 4, 2011, March 18, 2011, March 29, 2011, April 14, 2011, May 18, 2011, May 24, 2011, June 3, 2011, June 8, 2011, July 14, 2011, July 15, 2011, July 28, 2011, August 12, 2011, September 20, 2011, October 4, 2011 and October 18, 2011

Registration Statement on Form 8-A and amendments thereto	Filed on April 5, 2001, August 26, 2003 and March 7, 2006

Proxy Statement on Schedule 14A	Filed on March 29, 2011

El Paso will provide a copy of any document incorporated by reference in this information statement/proxy statement/prospectus and any exhibit specifically incorporated by reference in those documents, without charge, by written or oral request directed to El Paso at the following address and telephone number:

El Paso Corporation

Office of Investor Relations

El Paso Building

1001 Louisiana Street

Houston, Texas 77002

Telephone No.: (713) 420-2600

The information statement/proxy statement/prospectus contains references to the Internet websites of Kinder Morgan and El Paso. However, information contained on those Internet websites is not incorporated by reference into, and does not constitute part of, this information statement/proxy statement/prospectus.

The information concerning Kinder Morgan contained in this information statement/proxy statement/prospectus has been provided by Kinder Morgan, and the information concerning El Paso contained or incorporated by reference in this information statement/proxy statement/prospectus has been provided by El Paso.

You should rely only on the information contained or incorporated by reference in this information statement/proxy statement/prospectus to vote on the merger or the Kinder Morgan share and warrant issuance proposal. Neither Kinder Morgan nor El Paso has authorized anyone to provide you with information that is different from what is contained in this information statement/proxy statement/prospectus. You should not assume that the information contained in this information statement/proxy statement/prospectus is accurate as of any date other than the date on the cover, and neither the mailing of the information statement/proxy statement/prospectus to shareholders nor the issuance of Kinder Morgan Class P common stock or warrants pursuant to the merger shall create any implication to the contrary.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following pro forma condensed combined financial information has been developed by applying pro forma adjustments to the individual historical audited and unaudited financial statements of Kinder Morgan and El Paso included elsewhere, or incorporated by reference, in this information statement/proxy statement/prospectus. The following unaudited pro forma condensed combined balance sheet data as of September 30, 2011 of Kinder Morgan has been prepared to give effect to the transactions as if the second merger had occurred on September 30, 2011. The following unaudited pro forma condensed combined statements of income data of Kinder Morgan for the nine months ended September 30, 2011 and for the year ended December 31, 2010 have been prepared to give effect to the transactions as if the second merger had occurred on January 1, 2010.

The unaudited pro forma condensed combined financial information includes pro forma adjustments that are factually supportable and directly attributable to the transactions. In addition, with respect to the unaudited pro forma condensed combined statements of income, the unaudited pro forma adjustments are expected to have a continuing impact on the combined results. The unaudited pro forma statements present EP Energy as current assets and liabilities held for sale as of September 30, 2011 and as discontinued operations beginning January 1, 2010, as Kinder Morgan intends to sell the assets of EP Energy. This unaudited pro forma condensed combined financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (referred to as “U.S. GAAP”), in U.S. dollars, in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 805—Business Combinations and the regulations of the SEC.

The unaudited pro forma condensed combined statements of income do not include the following non-recurring items: (i) costs associated with the transactions which are not capitalized as part of the transactions, (ii) the elimination of El Paso’s previous debt issuance costs, (iii) known contractual severance costs based on identifying certain employees that will be involuntarily terminated and (iv) the additional expense associated with accelerated vesting of El Paso’s share-based arrangements. The unaudited pro forma condensed combined balance sheet has been adjusted to reflect these non-recurring items. The unaudited pro forma condensed combined financial information does not give effect to any cost savings, operating synergies, and revenue enhancements expected to result from the transactions or the costs to achieve these cost savings, operating synergies, and revenue enhancements.

The unaudited pro forma adjustments are based on available preliminary information and certain assumptions that Kinder Morgan believes are reasonable under the circumstances. The unaudited pro forma condensed combined financial information is presented for informational purposes only. The following unaudited pro forma condensed combined financial information is not necessarily indicative of the results that might have occurred had the second merger taken place on September 30, 2011 for balance sheet purposes, and on January 1, 2010 for statements of income purposes, and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in the following sections titled “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” “Selected Historical Consolidated Financial Data—Kinder Morgan Selected Historical Consolidated Financial Data,” “Additional Information About Kinder Morgan—Kinder Morgan’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated audited and unaudited financial statements of Kinder Morgan and El Paso included elsewhere, or incorporated by reference, in this information statement/proxy statement/prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma condensed combined financial information.

KINDER MORGAN, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2011

(In millions)

	Historical		Pro Forma Adjustments			Pro Forma Combined
	Kinder Morgan	El Paso	EP Energy Sale(a)	El Paso Acquisition(b)
ASSETS
Current assets	$1,478.2	$1,627.0	$(554.0)	$(6.5)	(c)	$2,682.8
				138.1	(d)
Current assets held for sale	—	—	4,739.0	4,337.0	(a)	9,076.0

Total current assets	1,478.2	1,627.0	4,185.0	4,468.6		11,758.8
Property, plant and equipment, net	17,715.9	18,738.0	(3,770.0)	(1,948.2)	(e)	30,735.7
Investments	3,668.7	2,756.0	(357.0)	503.0	(f)	6,570.7
Goodwill	4,940.6	—	—	17,154.8	(g)	22,095.4
Deferred charges and other assets	2,354.0	957.0	(58.0)	33.3	(h)	3,286.3

Total Assets	$30,157.4	$24,078.0	$—	$20,211.5		$74,446.9

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	$4,395.0	$2,242.0	$(600.0)	$6,800.0	(i)	$12,855.5
				25.0	(j)
				(6.5)	(c)
Current liabilities held for sale	—	—	1,627.0	—		1,627.0

Total current liabilities	4,395.0	2,242.0	1,027.0	6,818.5		14,482.5

Long-term debt	13,851.5	12,531.0	(551.0)	6,300.2	(i)	32,131.7

Deferred income taxes	2,226.3	527.0	(295.0)	537.0	(k)	2,995.3
Other long-term liabilities and deferred credits	937.1	1,623.0	(181.0)	—		2,379.1

Total long-term liabilities and deferred credits	3,163.4	2,150.0	(476.0)	537.0		5,374.4

Stockholders’ equity
Class P shares	1.1	—	—	3.3	(m)	4.4
Class A shares	6.0	—	—	—		6.0
Class B shares	1.0	—	—	—		1.0
Class C shares	—	—	—	—		—
Common stock	—	2,357.0	—	(2,357.0)	(l)	—
Additional paid-in capital	3,423.3	5,449.0	—	(5,449.0)	(l)	13,025.5
				9,602.2	(m)
Retained earnings (accumulated deficit)	56.5	(2,478.0)	—	2,478.0	(l)	56.5
Accumulated other comprehensive loss	(32.4)	(669.0)	—	669.0	(l)	(32.4)
Treasury stock	—	(283.0)	—	283.0	(l)	—

Total Kinder Morgan Stockholders’ Equity	3,455.5	4,376.0	—	5,229.5		13,061.0
Non-controlling interests	5,292.0	2,779.0	—	1,326.3	(n)	9,397.3

Total Stockholders’ Equity	8,747.5	7,155.0	—	6,555.8		22,458.3

Total Liabilities and Stockholders’ Equity	$30,157.4	$24,078.0	$—	$20,211.5		$74,446.9

The accompanying notes are an integral part of these

unaudited pro forma condensed combined financial statements.

KINDER MORGAN, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

(In millions, except per share amounts)

	Historical		Pro Forma Adjustments				Pro Forma Combined
	Kinder Morgan	El Paso	EP Energy Sale(a)	El Paso Acquisition(b)
Operating revenues	$6,247.6	$3,628.0	$(1,438.0)	$(44.8)	(o	)	$8,392.8

Operating costs and expenses
Gas purchases and other costs of sales	2,641.5	135.0	(58.0)	(44.8)	(o	)	2,673.7
Other operating expenses	2,537.0	2,778.0	(947.5)	(31.5)	(p	)	4,336.0

Total operating costs and expenses	5,178.5	2,913.0	(1,005.5)	(76.3)			7,009.7

Operating income	1,069.1	715.0	(432.5)	31.5			1,383.1

Other income and (expenses)
Equity in earnings of other equity investments	214.7	98.0	4.0	—			316.7
Interest expense, net	(524.2)	(721.0)	7.0	(32.7)	(q	)	(1,270.9)
Other, net	(142.0)	17.0	4.0	—			(121.0)

Total other income and (expenses)	(451.5)	(606.0)	15.0	(32.7)			(1,075.2)

Income (loss) from continuing operations before income taxes	617.6	109.0	(417.5)	(1.2)			307.9
Income tax expense (benefit)	250.2	(73.0)	(190.6)	(7.2)	(r	)	(20.6)

Income (loss) from continuing operations	367.4	182.0	(226.9)	6.0			328.5
Income (loss) from discontinued operations, net of tax	(0.5)	—	226.9	(149.3)	(s	)	77.1

Net income (loss)	366.9	182.0	—	(143.3)			405.6
Net loss (income) attributable to noncontrolling interests	71.7	(226.0)	—	(18.5)	(t	)	(172.8)

Net income (loss) attributable to Kinder Morgan	$438.6	$(44.0)	$—	$(161.8)			$232.8

Basic Earnings Per Common Share from Continuing Operations
Class P shares	$0.52						$0.15	(w	)
Class A shares	$0.48						$0.11	(w	)
Basic Weighted Average Number of Shares Outstanding
Class P shares	110.8			329.1	(u	)	440.0
				0.1	(v	)
Class A shares	596.2			(0.1)	(v	)	596.1
Diluted Earnings Per Common Share from Continuing Operations
Class P shares	$0.52						$0.15	(w	)
Class A shares	$0.48						$0.11	(w	)
Diluted Weighted Average Number of Shares Outstanding
Class P shares	707.4			329.1	(u	)	1,036.5
Class A shares	596.2			(0.1)	(v	)	596.1

The accompanying notes are an integral part of these

unaudited pro forma condensed combined financial statements.

KINDER MORGAN, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

(In millions, except per share amounts)

	Historical		Pro Forma Adjustments
	Kinder Morgan	El Paso	EP Energy Sale(a)	El Paso Acquisition(b)			Pro Forma Combined
Operating revenues	$8,190.6	$4,616.0	$(1,789.0)	$(54.6)	(o	)	$10,963.0

Operating costs and expenses
Gas purchases and other costs of sales	3,612.9	218.0	(88.0)	(54.6)	(o	)	3,688.3
Other operating expenses	3,297.0	2,355.0	(946.8)	(42.0)	(p	)	4,663.2

Total operating costs and expenses	6,909.9	2,573.0	(1,034.8)	(96.6)			8,351.5

Operating income	1,280.7	2,043.0	(754.2)	42.0			2,611.5

Other income and (expenses)
Equity in earnings of other equity investments	(186.2)	188.0	7.0	—			8.8
Interest expense, net	(668.3)	(1,031.0)	16.0	(72.3)	(q	)	(1,755.6)
Other, net	41.7	110.0	(3.0)	—			148.7

Total other income and (expenses)	(812.8)	(733.0)	20.0	(72.3)			(1,598.1)

Income(loss) from continuing operations before income taxes	467.9	1,310.0	(734.2)	(30.3)			1,013.4
Income tax expense (benefit)	167.6	386.0	(273.5)	(20.0)	(r	)	260.1

Income (loss) from continuing operations	300.3	924.0	(460.7)	(10.3)			753.3
Income (loss) from discontinued operations, net of tax	(0.7)	—	460.7	(229.8)	(s	)	230.2

Net income (loss)	299.6	924.0	—	(240.1)			983.5
Net income attributable to noncontrolling interests	(340.9)	(166.0)	—	(24.6)	(t	)	(531.5)

Net (loss) income attributable to Kinder Morgan	$(41.3)	$758.0	$—	$(264.7)			$452.0

Basic Earnings Per Common Share from Continuing Operations
Class P shares							$0.21	(x	)
Class A shares							$0.21	(x	)
Basic Weighted Average Number of Shares Outstanding
Class P shares				110.9	(v	)	440.0
				329.1	(u	)
Class A shares				596.1	(v	)	596.1
Diluted Earnings Per Common Share from Continuing Operations
Class P shares							$0.21	(x	)
Class A shares							$0.21	(x	)
Diluted Weighted Average Number of Shares Outstanding
Class P shares				707.0	(v	)	1,036.1
				329.1	(u	)
Class A shares				596.1	(v	)	596.1
The accompanying notes are an integral part of these

unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

Note 1—Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial statements (the “Unaudited Pro Forma Statements”) give effect to the proposed transactions under the purchase method of accounting. The unaudited pro forma condensed combined balance sheet gives effect to the transactions as if the second merger had occurred on September 30, 2011. The unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2011 and for the year ended December 31, 2010 give effect to the transactions as if the second merger had occurred on January 1, 2010. The Unaudited Pro Forma Statements present EP Energy as current assets and liabilities held for sale as of September 30, 2011 and discontinued operations beginning January 1, 2010, as Kinder Morgan intends to sell the assets of EP Energy.

These Unaudited Pro Forma Statements are presented for illustrative purposes only. The pro forma adjustments are based upon available information and assumptions described below. The Unaudited Pro Forma Statements are not necessarily indicative of what the actual results of operations or financial position of Kinder Morgan would have been if the transactions had in fact occurred on the dates or for the periods indicated, nor do they purport to project the results of operations or financial position of Kinder Morgan for any future periods or as of any date. The Unaudited Pro Forma Statements do not give effect to any cost savings, operating synergies, and revenue enhancements expected to result from the transactions or the costs to achieve these cost savings, operating synergies, and revenue enhancements.

The Unaudited Pro Forma Statements should be read in conjunction with (i) the historical consolidated financial statements and related notes of Kinder Morgan included elsewhere in this information statement/proxy statement/prospectus, (ii) “Additional Information About Kinder Morgan—Kinder Morgan Management’s Discussion and Analysis of Financial Condition and Results of Operations,” (iii) El Paso’s Annual Report on Form 10-K for the year ended December 31, 2010, incorporated by reference and (iv) El Paso’s quarterly report on Form 10-Q for the nine months ended September 30, 2011, incorporated by reference.

Note 2—Pro Forma Adjustments and Assumptions

(a)	Sale of EP Energy

Kinder Morgan intends to sell the assets of El Paso’s subsidiary, EP Energy. Kinder Morgan has committed to a plan and is actively pursuing buyers with the intent to sell all or substantially all of those assets either in conjunction with the closing of the transactions or shortly thereafter. Accordingly, the assets and liabilities of EP Energy have been reclassified as current assets and liabilities held for sale on the accompanying unaudited pro forma condensed combined balance sheet. In addition, the results of operations (excluding indirect corporate overhead allocations) for EP Energy have been reclassified to discontinued operations on the accompanying unaudited pro forma condensed combined statement of income beginning January 1, 2010. El Paso’s net operating loss carryforwards are expected to significantly offset the cash taxes associated with this sale and the resulting cash raised will significantly reduce the debt borrowed to fund the cash portion of this transaction. The assets and liabilities held for sale have been shown in the Pro Forma Combined column of the Unaudited Pro Forma Statements based on their estimated fair value based on management’s best estimate on the date of this information statement/proxy statement/prospectus. An increase of $100 million in the fair value for these assets would have the following impacts to the accompanying Unaudited Pro Forma Statements:

Unaudited pro forma condensed combined balance sheet:

•

Increasing the fair value of assets held for sale by $100 million and decreasing goodwill by $100 million. The tax effect of this adjustment would increase deferred income tax liabilities by $36.3 million and increase goodwill by $36.3 million, for a net reduction to goodwill of $63.7 million. As noted above, we anticipate that El Paso’s net operating loss carryforwards will significantly offset the cash taxes associated with this sale.

Unaudited pro forma condensed combined income statements:

•

Interest expense will shift from continuing operations to discontinued operations in the amount of $3.1 million and $4.8 million for the nine months ended September 30, 2011 and year ended December 31, 2010, respectively. Net of income taxes of 36.3% the impact is $2.0 million and $3.1 million for the nine months ended September 30, 2011 and year ended December 31, 2010, respectively.

A decrease of $100 million in the sales price would have the opposite impact to the accompanying Unaudited Pro Forma Statements.

Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

(b)	Represents pro forma adjustments to reflect the proposed transactions under the purchase method of accounting. Under the purchase method of accounting, tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their estimated fair values. The excess of the purchase price over the preliminary estimated fair value of net assets acquired is classified as goodwill on the accompanying unaudited pro forma condensed combined balance sheet. Such goodwill is not amortized but will be evaluated for impairment on, at least, an annual basis. The estimated fair values and useful lives of assets acquired and liabilities assumed are based on preliminary management estimates and are subject to final valuation adjustments which may cause some of the amounts ultimately recorded as goodwill to be materially different from those shown on the unaudited pro forma condensed combined balance sheet. The preliminary estimates used to prepare the pro forma information presented will be updated after the closing of the transactions based upon management’s final analysis prepared with the assistance of third party valuation advisors.

The following is a preliminary estimate of the purchase price for El Paso (in millions, except per share and per warrant amounts):

Purchase Price:
El Paso shares outstanding as of October 14, 2011	765.3
Dilutive effect of El Paso outstanding restricted stock and stock options	20.8

Total El Paso shares assumed to be subject to conversion	786.1
Cash conversion amount per El Paso share	$14.65

Cash portion of purchase price (assumed to be funded through borrowings)	$11,516.6

Total El Paso shares assumed to be subject to conversion	786.1
El Paso share conversion rate	0.4187

Total Kinder Morgan Class P common shares assumed to be issued	329.1
Kinder Morgan Class P common share closing price as of October 14, 2011*	$26.89

Assumed fair value of equity portion of purchase price	$8,850.8

Total El Paso shares assumed to be subject to conversion	786.1
Exchange rate for Kinder Morgan warrants	0.64

Total Kinder Morgan warrants assumed to be issued	503.1
Kinder Morgan warrant estimated fair value per warrant	$1.50

Assumed fair value of Kinder Morgan warrants portion of purchase price	$754.7

Total consideration assumed to be paid (excluding debt assumed)	$21,122.1

Fair value of noncontrolling interests in EPB **	4,105.3

Total consideration assumed to be paid (excluding debt assumed) and fair value of noncontrolling interests	$25,227.4

* The final purchase price will be based on the fair value of Kinder Morgan’s Class P common stock and Kinder Morgan warrants as of the closing date. Because the El Paso share conversion rate and the exchange rate for the warrants are fixed, the market value of the shares of Kinder Morgan Class P common stock and/or Kinder Morgan warrants that El Paso stockholders receive as part of the merger consideration may vary significantly from the purchase price calculated above. A 5% change in the market value of Kinder Morgan stock would result in an increase or decrease to the total purchase price of approximately $443 million (assuming no change in the value of the Kinder Morgan warrants). A 20% change in the fair value of Kinder Morgan warrants would result in an increase or decrease to the total purchase price of approximately $150 million. The impact of this change on the purchase price allocation would be to increase or decrease the amount of goodwill recognized in this transaction.

** The fair value of noncontrolling interests associated with El Paso’s investment in EPB is based on EPB’s estimated market price of $35 per common unit. A final fair value will be based on EPB’s common unit price as of the closing date.

The preliminary allocation of the purchase price is as follows (in millions):

Purchase Price Allocation:
Current assets	$921.2
Current assets held for sale	9,076.0
Goodwill	17,154.8
Investments	2,902.0
Property, plant and equipment, net	13,019.8
Deferred charges and other assets	932.3
Current liabilities	(1,660.5)
Current liabilities held for sale	(1,627.0)
Deferred income taxes	(769.0)
Other deferred credits	(1,442.0)
Long-term debt	(13,280.2)

Total consideration assumed to be paid and fair value of noncontrolling interests	$25,227.4

(c)	To eliminate balances between Kinder Morgan and El Paso.

(d)	Amounts expected to be borrowed in excess of cash purchase price and financing fees, which will be primarily used to pay transaction expenses.

(e)	Represents a pro forma adjustment to property, plant and equipment for historical excess purchase costs associated with El Paso’s acquisitions of regulated assets. This adjustment is necessary to reflect El Paso’s property, plant and equipment balances at their estimated regulatory fair value in conformity with Kinder Morgan’s accounting policy.

(f)	To adjust the carrying value of El Paso’s equity investments to estimated fair value.

(g)	To reflect the establishment of goodwill, estimated as the excess of purchase consideration (including cash, Class P common shares, warrants and the fair value of noncontrolling interests) over the estimated fair value of the assets acquired and liabilities assumed.

(h)	Represents the net adjustment to debt issuance costs related to (i) the incremental debt issued in the transactions and (ii) to eliminate the historical debt issuance costs incurred by El Paso in conjunction with adjusting the debt to its estimated fair value.

(i)	Represents the net adjustment to short term and long term debt to (i) reflect the issuance of $6.8 billion in short term debt to fund a portion of the cash purchase price, (ii) reflect the issuance of $4.7 billion long term debt to fund a portion of the cash purchase price, (iii) reflect the issuance of $0.3 billion of long-term debt borrowed in excess of cash purchase price, and (iv) adjust the carrying value of El Paso’s long term debt to its estimated fair value as of September 30, 2011 ($1.3 billion).

(j)	To reflect an estimated accrual for known contractual severance costs based on identifying certain employees that will be involuntarily terminated. A plan to identify additional employees will be completed shortly before the consummation date of transactions. Additional severance costs are likely, however, the amount of these costs is not known at this time.

(k)	To reflect the impact on deferred taxes resulting from the tax effects of other pro forma balance sheet adjustments described herein using Kinder Morgan’s statutory federal and state tax rate of 36.3%.

(l)	To reflect the elimination of the historical stockholders’ equity balances of El Paso.

(m)	Represents the fair value of Kinder Morgan Class P common stock and warrants issued as part of the purchase price ($3.3 million to Class P shares par value and $9.6 billion to additional paid-in-capital).

(n)	To adjust El Paso’s carrying value of noncontrolling interests associated with EPB to fair value based on the 117.3 million EPB common units outstanding to the public as of September 30, 2011 and using an estimated per unit market price of $35. The final fair value of noncontrolling interest will be based on the number of EPB common units outstanding and the price of EPB’s common units as of the closing date.

Unaudited Pro Forma Condensed Combined Statements of Income Adjustments

(o)	To eliminate activity between Kinder Morgan and El Paso.

(p)	Represents a pro forma adjustment to depreciation expense related to the adjustment of property, plant and equipment for the historical excess purchase costs associated with El Paso’s acquisitions of regulated assets, as discussed in footnote (e) above. These historical excess purchase costs on regulated assets were previously being depreciated over approximately 60 years.

(q)	Represents incremental interest expense associated with continuing operations on the debt issued in this transaction, including amortization of debt issuance costs over the lives of the two debt facilities. Kinder Morgan has obtained an $11.8 billion financing commitment from a syndicate of banks. The debt will have two components (i) a $6.8 billion 364-day senior secured term loan credit facility which will bear interest at LIBOR plus 300 basis points (based on Kinder Morgan’s current credit rating) (referred to as the “364 –Day Facility”) and (ii) a $5.0 billion three year senior secured term loan credit facility which will bear interest at LIBOR plus 350 basis points (based on Kinder Morgan’s current credit rating) (referred to as the “Term Facility”). The spread over LIBOR on the 364-Day Facility and the Term Facility may increase or decrease based on Kinder Morgan’s credit ratings. The 364-Day Facility provides for additional fees as well as an increase in LIBOR margin during the 364-day term. See “Description of the Debt Financing.” For purposes of these Unaudited Pro Forma Statements, it was assumed that the incremental debt would have an average annual interest cost of 4.0%. A change of 0.125% in the effective interest rate on the incremental debt would cause a change in annual interest expense of $9.4 million, net of income tax. The incremental interest expense on the debt associated with this transaction is partially offset by (i) a reduction in interest expense related to the amortization of El Paso’s fair value of debt purchase price adjustment using an estimated twelve-year amortization period that approximates the weighted average maturity of El Paso’s long term debt and (ii) the reversal of El Paso’s amortization expense associated with its capitalized debt issuance costs.

(r)	Pro forma adjustment to income tax expense, calculated using Kinder Morgan’s statutory federal and state income tax rate of 36.3%.

(s)	Represents the incremental interest expense, net of income taxes, on the debt issued in the transactions that is allocated to discontinued operations based on EP Energy’s estimated fair value. Proceeds received from the sale of EP Energy will significantly reduce the debt borrowed to fund the cash portion of the purchase price.

(t)	To allocate net income resulting from the pro forma adjustments to noncontrolling interests.

(u)	Assumes the 329.1 million Class P shares issued in conjunction with the second merger were outstanding as of January 1, 2010.

(v)	Assumes the shares issued in Kinder Morgan’s February 2011 Initial Public Offering and the related conversion of 1,110,672 Class P shares were outstanding as of January 1, 2010.

(w)	The following table sets forth the computation of basic and diluted earnings per share from continuing operations for the nine months ended September 30, 2011 (in millions, except per share amounts):

	Nine Months Ended September 30, 2011
	Net Income Available to Shareholders
	Class P	Class A	Participating Securities(1)	Total
Net income from continuing operations				$328.5
Less: noncontrolling interests				(172.8)

Net income attributable to shareholders from continuing operations				155.7
Kinder Morgan dividends declared during period	$236.5	$295.4	$25.4	(557.3)

Excess distributions over earnings	(170.5)	(231.0)	(0.1)	$(401.6)

Total net income attributable to shareholders from continuing operations	$66.0	$64.4	$25.3	$155.7

Basic Earnings Per Share from Continuing Operations
Basic Weighted Average Number of Shares Outstanding	440.0	596.1	N/A

Basic Earnings per Common Share from Continuing Operations(2)	$0.15	$0.11	N/A

Diluted Earnings per Share from Continuing Operations
Total net income attributable to shareholders from continuing operations (assuming conversions)(2)(3)	$155.7	$64.4	N/A

Diluted Weighted Average Number of Shares	1,036.5	596.1	N/A

Diluted Earnings per Common Share from Continuing Operations(2)	$0.15	$0.11	N/A

(1)	Participating securities include Class B shares, Class C shares and unvested restricted stock awards issued to non-senior management employees that contain rights to dividends.
(2)	The Class A shares earnings per share as compared to the Class P shares earnings per share has been reduced due to the sharing of economic benefits (including dividends) amongst the Class A, B, and C shares. Class A, B and C shares owned by Richard Kinder, the Sponsor Investors, the Original Shareholders, and Other Management are referred to as “investor retained stock,” and are convertible into a fixed number of Class P shares. In the aggregate, the investor retained stock is entitled to receive a dividend per share on a fully converted basis equal to the dividend per share on the Class P common stock. The conversion of shares of investor retained stock into Class P shares will not increase Kinder Morgan’s total fully-converted shares outstanding, nor impact the aggregate dividends Kinder Morgan pays or the dividends Kinder Morgan pays per share on Class P common stock.
(3)	For the diluted earnings per share calculation, total net income attributable to shareholders from continuing operations is divided by the adjusted weighted average shares outstanding during the period, including all dilutive potential shares.

(x)	The following table sets forth the computation of basic and diluted earnings per share from continuing operations for the twelve months ended December 31, 2010 (in millions, except per share amounts):

	Twelve Months Ended December 31, 2010
	Net Income Available to Shareholders
	Class P	Class A	Total
Net income from continuing operations			$753.3
Less: noncontrolling interests			(531.5)

Net income attributable to shareholders from continuing operations			221.8
Kinder Morgan dividends declared during period	$297.3	$402.7	(700.0)

Excess distributions over earnings	(203.1)	(275.1)	$(478.2)

Total net income attributable to shareholders from continuing operations	$94.2	$127.6	$221.8

Basic Earnings Per Share from Continuing Operations
Basic Weighted Average Number of Shares Outstanding	440.0	596.1

Basic Earnings per Common Share from Continuing Operations	$0.21	$0.21

Diluted Earnings per Share from Continuing Operations
Total net income attributable to shareholders from continuing operations (assuming conversions)(1)	$221.8	$127.6

Diluted Weighted Average Number of Shares	1,036.1	596.1

Diluted Earnings per Common Share from Continuing Operations	$0.21	$0.21

(1)	For the diluted earnings per share calculation, total net income attributable to shareholders from continuing operations is divided by the adjusted weighted average shares outstanding during the period, including all dilutive potential shares.

Report of Independent Registered Public Accounting Firm

To the Board of Directors

and Shareholders of Kinder Morgan, Inc. (formerly known as Kinder Morgan Holdco LLC):

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows, of members’ equity and of comprehensive income present fairly, in all material respects, the financial position of Kinder Morgan, Inc. (formerly known as Kinder Morgan Holdco LLC) and its subsidiaries (the “Company”) at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

March 1, 2011

KINDER MORGAN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2010	2009	2008
	(In millions)
Revenues
Natural gas sales	$3,614.4	$3,137.2	$7,705.8
Services	3,024.7	2,739.1	2,904.0
Product sales and other	1,551.5	1,308.9	1,485.0

Total Revenues	8,190.6	7,185.2	12,094.8

Operating Costs, Expenses and Other
Gas purchases and other costs of sales	3,612.9	3,068.5	7,744.0
Operations and maintenance	1,422.3	1,159.9	1,318.0
Depreciation, depletion and amortization	1,078.8	1,070.2	918.4
General and administrative	631.1	373.0	352.5
Taxes, other than income taxes	171.4	137.0	191.4
Goodwill impairment expense	—	—	4,033.3
Other expense (income)	(6.6)	(30.6)	9.3

Total Operating Costs, Expenses and Other	6,909.9	5,778.0	14,566.9

Operating Income (loss)	1,280.7	1,407.2	(2,472.1)

Other Income (Expense)
Earnings (loss) from equity investments	(186.2)	221.9	201.1
Amortization of excess cost of equity investments	(5.8)	(5.8)	(5.7)
Interest expense	(668.3)	(599.1)	(675.8)
Interest income	23.4	25.7	47.5
Other, net	24.1	49.5	7.0

Total Other Income (Expense)	(812.8)	(307.8)	(425.9)

Income (Loss) from Continuing Operations Before Income Taxes	467.9	1,099.4	(2,898.0)
Income Taxes	(167.6)	(326.6)	(304.3)

Income (Loss) from Continuing Operations	300.3	772.8	(3,202.3)
Income (Loss) from Discontinued Operations, net of tax	(0.7)	0.3	(0.9)

Net Income (Loss)	299.6	773.1	(3,203.2)
Net Income Attributable to Noncontrolling Interests	(340.9)	(278.1)	(396.1)

Net Income (Loss) Attributable to Kinder Morgan, Inc.	$(41.3)	495.0	$(3,599.3)

The accompanying notes are an integral part of these consolidated financial statements.

KINDER MORGAN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2010	2009	2008
	(In millions)
Kinder Morgan, Inc.
Net income (loss)	$(41.3)	$495.0	$(3,599.3)

Other comprehensive income (loss), net of tax (see Note 10)
Change in fair value of derivatives utilized for hedging purposes	(18.8)	(138.7)	212.0
Reclassification of change in fair value of derivatives to net income	21.2	(39.4)	117.1
Foreign currency translation adjustments	38.7	53.9	(68.7)
Benefit plan adjustments	(16.3)	2.8	(66.5)
Benefit plan amortization	6.6	6.9	0.4

Total other comprehensive income (loss)	31.4	(114.5)	194.3

Total comprehensive income (loss)	(9.9)	380.5	(3,405.0)

Noncontrolling Interests
Net income	340.9	278.1	396.1

Other comprehensive income (loss), net of tax (see Note 10)
Change in fair value of derivatives utilized for hedging purposes	(34.6)	(208.8)	295.4
Reclassification of change in fair value of derivatives to net income	85.7	45.7	301.1
Foreign currency translation adjustments	45.7	114.9	(149.6)
Benefit plan adjustments	(1.3)	(1.2)	1.9
Benefit plan amortization	0.2	0.1	(0.3)

Total other comprehensive income (loss)	95.7	(49.3)	448.5

Total comprehensive income	436.6	228.8	844.6

Total
Net income (loss)	299.6	773.1	(3,203.2)

Other comprehensive income (loss), net of tax (see Note 10)
Change in fair value of derivatives utilized for hedging purposes	(53.4)	(347.5)	507.4
Reclassification of change in fair value of derivatives to net income	106.9	6.3	418.2
Foreign currency translation adjustments	84.4	168.8	(218.3)
Benefit plan adjustments	(17.6)	1.6	(64.6)
Benefit plan amortization	6.8	7.0	0.1

Total other comprehensive income (loss)	127.1	(163.8)	642.8

Total comprehensive income (loss)	$426.7	$609.3	$(2,560.4)

The accompanying notes are an integral part of these consolidated financial statements.

KINDER MORGAN, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2009
	(In millions)
ASSETS
Current assets
Cash and cash equivalents	$502.4	$165.6
Restricted deposits	90.5	52.5
Accounts, notes and interest receivable, net	971.4	916.3
Inventories	92.0	71.9
Gas in underground storage	2.2	43.5
Fair value of derivative contracts	24.0	20.8
Other current assets	104.4	109.7

Total current assets	1,786.9	1,380.3

Property, plant and equipment, net	17,070.7	16,803.5
Investments	4,291.1	3,695.6
Notes receivable	115.0	190.6
Goodwill	4,830.9	4,744.3
Other intangibles, net	339.2	259.8
Fair value of derivative contracts	301.7	293.3
Deferred charges and other assets	172.6	213.6

Total Assets	$28,908.1	$27,581.0

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Current portion of debt—Kinder Morgan Kansas, Inc.	$750.0	$172.1
Current portion of debt—KMP	1,263.3	596.6
Cash book overdrafts	34.3	36.6
Accounts payable	647.5	620.8
Accrued interest	310.4	292.1
Accrued taxes	44.7	58.3
Deferred revenues	96.7	76.1
Fair value of derivative contracts	281.5	272.0
Accrued other current liabilities	215.7	194.6

Total current liabilities	3,644.1	2,319.2

Long-term liabilities and deferred credits
Long-term debt
Outstanding—Kinder Morgan Kansas, Inc.	2,773.8	2,772.2
Outstanding—KMP	10,282.8	10,007.5
Preferred interest in general partner of KMP	100.0	100.0

Value of interest rate swaps	656.3	361.0

Total long-term debt	13,812.9	13,240.7
Deferred income taxes	2,092.7	2,035.9
Fair value of derivative contracts	172.2	469.6
Other long-term liabilities and deferred credits	647.2	670.5

Total long-term liabilities and deferred credits	16,725.0	16,416.7

Total Liabilities	20,369.1	18,735.9

Commitments and contingencies (Notes 8, 12 and 16)
Members’ Equity
Members’ capital	3,575.6	4,338.4
Accumulated other comprehensive loss	(136.5)	(167.9)

Total Kinder Morgan, Inc.’s members’ equity	3,439.1	4,170.5
Noncontrolling interests	5,099.9	4,674.6

Total Members’ Equity	8,539.0	8,845.1

Total Liabilities and Members’ Equity	$28,908.1	$27,581.0

The accompanying notes are an integral part of these consolidated financial statements.

KINDER MORGAN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2010	2009	2008
	(In millions)
Cash Flows From Operating Activities
Net income (loss)	$299.6	$773.1	$(3,203.2)
Adjustments to reconcile net income to net cash provided by operating activities
Loss (income) from discontinued operations, net of tax	0.7	(0.3)	0.9
Loss on early extinguishment of debt	—	—	23.6
Depreciation, depletion and amortization	1,078.8	1,070.2	918.4
Impairment of goodwill	—	—	4,033.3
Deferred income taxes	1.9	60.6	(496.4)
Amortization of excess cost of equity investments	5.8	5.8	5.7
Income from the allowance for equity funds used during construction	(0.7)	(22.7)	(10.9)
(Income) loss from the sale or casualty of property, plant and equipment and other net assets	(15.4)	(30.4)	9.2
Loss (earnings) from equity investments	186.2	(221.9)	(201.1)
Mark-to-market interest rate swap gain	—	—	(19.8)
Distributions from equity investments	219.8	277.0	241.6
Proceeds from termination of interest rate swap agreements	157.6	146.0	192.0
Pension contributions in excess of expense	(14.6)	(7.7)	—
Changes in components of working capital
Accounts receivable	18.2	47.6	60.6
Inventories	(20.8)	(20.0)	(7.9)
Other current assets	40.3	(93.6)	(16.9)
Accounts payable	(4.2)	(180.5)	(99.3)
Accrued interest	18.4	50.2	0.7
Accrued taxes	(4.8)	(131.6)	109.0
Accrued liabilities	(45.3)	(125.0)	(119.1)
Rate reparations, refunds and other litigation reserve adjustments	(34.3)	2.5	(13.7)
Other, net	24.8	(11.3)	(9.1)

Cash Flows Provided by Continuing Operations	1,912.0	1,588.0	1,397.6
Net Cash Flows Used in Discontinued Operations	(1.0)	(0.5)	(0.8)

Net Cash Provided by Operating Activities	1,911.0	1,587.5	1,396.8

Cash Flows From Investing Activities
Proceeds from sale of 80% interest in NGPL PipeCo LLC net of $1.1 cash sold	—	—	2,899.3
Proceeds from NGPL PipeCo LLC restricted cash	—	—	3,106.4
Acquisitions of equity investments	(925.7)	(36.0)	—
Acquisitions of assets	(287.5)	(292.9)	(47.6)
Repayments (loans) from customers	—	109.6	(109.6)
Capital expenditures	(1,002.5)	(1,324.3)	(2,545.3)
Deconsolidation of variable interest entity due to the implementation of ASU 2009-17 (Note 18)	(17.5)	—	—
Sale or casualty of property, plant and equipment, investments and other net assets, net of removal costs	49.3	47.9	111.1
(Investments in) net proceeds from margin and restricted deposits	(35.4)	(55.7)	71.0
Contributions to investments	(299.3)	(2,051.8)	(366.2)
Distributions from equity investments in excess of cumulative earnings	224.5	125.7	98.1
Other, net	7.0	—	(7.2)

Net Cash (Used in) Provided by Investing Activities	$(2,287.1)	$(3,477.5)	$3,210.0

KINDER MORGAN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Year Ended December 31,
	2010	2009	2008
	(In millions)
Cash Flows From Financing Activities
Issuance of debt—Kinder Morgan Kansas, Inc.	$2,233.1	$1,028.9	$1,467.2
Payment of debt—Kinder Morgan Kansas, Inc.	(1,655.3)	(871.7)	(7,611.5)
Issuance of debt—KMP.	7,140.1	6,891.9	9,028.6
Payment of debt—KMP.	(6,186.4)	(4,857.1)	(7,525.0)
Repayments from related party	2.7	3.7	2.7
Discount on early extinguishment of debt	—	—	69.2
Debt issue costs	(31.0)	(16.9)	(15.9)
(Decrease) increase in cash book overdrafts	(2.2)	(8.5)	14.5
Cash dividends	(700.0)	(650.0)	—
Contributions from noncontrolling interests	758.7	1,155.6	561.5
Distributions to noncontrolling interests	(848.7)	(744.0)	(630.3)
Other, net	(0.4)	(0.9)	10.9

Net Cash Provided by (Used in) Financing Activities	710.6	1,931.0	(4,628.1)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	2.3	6.0	(8.7)

Net Increase (Decrease) in Cash and Cash Equivalents	336.8	47.0	(30.0)
Cash and Cash Equivalents, beginning of period	165.6	118.6	148.6

Cash and Cash Equivalents, end of period	$502.4	$165.6	$118.6

Noncash Investing and Financing Activities
Assets acquired by the assumption or incurrence of liabilities	$13.8	$7.7	$4.8
Assets acquired by contributions from noncontrolling interests	$81.7	$5.0	$—
Interest expense recognized from early extinguishment of debt	$—	$—	$87.5
Subordinated notes acquired by exchange of preferred equity interest	$—	$—	$111.4
Contribution of net assets to investments	$20.0	$—	$—
Supplemental Disclosures of Cash Flow Information
Cash paid during the period for interest (net of capitalized interest)	$627.9	$572.8	$649.9
Cash paid during the period for income taxes (net of refunds)	$146.9	$401.1	$657.3

The accompanying notes are an integral part of these consolidated financial statements.

KINDER MORGAN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

	Year Ended December 31,
	2010		2009		2008
	Units	Amount	Units	Amount	Units	Amount
	(In millions)
Members’ Capital
Beginning balance	7,914.4	$4,338.4	7,914.4	$4,457.7	7,914.4	$8,069.2
Impact of KMP’s equity transactions (Note 10)		(27.5)		28.1		(19.8)
A-1 and B unit amortization		6.1		7.6		7.6
Net income (loss)		(41.3)		495.0		(3,599.3)
Cash dividends		(700.0)		(650.0)		—
Other		(0.1)		—		—

Ending balance	7,914.4	3,575.6	7,914.4	4,338.4	7,914.4	4,457.7

Accumulated Other Comprehensive Income (Loss)
Beginning balance		(167.9)		(53.4)		(247.7)
Change in fair value of derivatives utilized for hedging purposes		(18.8)		(138.7)		212.0
Reclassification of change in fair value of derivatives to net income		21.2		(39.4)		117.1
Foreign currency translation adjustments		38.7		53.9		(68.7)
Benefit plan adjustments		(16.3)		2.8		(66.5)
Benefit plan amortization		6.6		6.9		0.4

Ending balance		(136.5)		(167.9)		(53.4)

Total Kinder Morgan, Inc.’s Members’ Equity	7,914.4	3,439.1	7,914.4	4,170.5	7,914.4	4,404.3

Noncontrolling interests
Beginning balance		4,674.6		4,072.6		3,314.0
Impact from equity transactions of KMP		43.0		(43.8)		(21.4)
Distributions to noncontrolling interests		(848.7)		(745.5)		(630.7)
Contributions from noncontrolling interests		840.1		1,160.6		561.5
Implementation of ASU 2009-17 (Notes 10 and 18)		(45.9)		—		—
Other		0.2		1.9		4.6
Comprehensive income
Net income		340.9		278.1		396.1
Change in fair value of derivatives used for hedging purposes		(34.6)		(208.8)		295.4
Reclassification of change in fair value of derivatives to net income		85.7		45.7		301.1
Foreign currency translation adjustments		45.7		114.9		(149.6)
Benefit plan adjustments		(1.3)		(1.2)		1.9
Benefit plan amortization		0.2		0.1		(0.3)

Total comprehensive income		436.6		228.8		844.6

Ending balance		5,099.9		4,674.6		4,072.6

Total Members’ Equity	7,914.4	$8,539.0	7,914.4	$8,845.1	7,914.4	$8,476.9

The accompanying notes are an integral part of these consolidated financial statements.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

On February 10, 2011, we converted from a Delaware limited liability company to a Delaware corporation and we changed our name from Kinder Morgan Holdco LLC to Kinder Morgan, Inc. Our subsidiary formerly known as Kinder Morgan, Inc. was renamed Kinder Morgan Kansas, Inc., and is referred to in these financial statements as Kinder Morgan, Kansas, Inc. On February 16, 2011, we completed the initial public offering of our common stock (the offering). All of the common stock that was sold in the offering was sold by our existing investors consisting of funds advised by or affiliated with Goldman Sachs & Co., Highstar Capital LP, The Carlyle Group and Riverstone Holdings LLC. No members of management sold shares in the offering and we did not receive any proceeds from the offering. Other than the company name changes, these conversion transactions have not been reflected in our consolidated financial statements and the notes thereto. For additional information on the offering, see Note 10 “Members’ Equity—Subsequent Events—Initial Public Offering.”

Kinder Morgan, Inc. was formed August 23, 2006 principally for the purpose of acquiring (through a wholly owned subsidiary) all of the common stock of Kinder Morgan Kansas, Inc. The merger closed on May 30, 2007 with Kinder Morgan Kansas, Inc. continuing as a surviving legal entity. This transaction is referred to herein as the “Going Private Transaction. Unless the context requires otherwise, references to “we,” “us,” “our,” or the “Company” are intended to mean Kinder Morgan, Inc. and its consolidated subsidiaries including Kinder Morgan Kansas, Inc.

We own the general partner and approximately 11% of the limited partner interests of Kinder Morgan Energy Partners, L.P., referred to in this report as KMP. KMP is a publicly traded pipeline limited partnership whose limited partner units are traded on the New York Stock Exchange under the ticker symbol “KMP.” Primarily through KMP, we operate or own an interest in approximately 37,000 miles of pipelines and approximately 180 terminals. These pipelines transport natural gas, gasoline, crude oil, carbon dioxide and other products, and these terminals store petroleum products, chemicals and handle bulk materials like coal and petroleum coke.

Kinder Morgan Management, LLC, referred to in this report as “KMR,” is a publicly traded Delaware limited liability company. Kinder Morgan G.P., Inc., the general partner of KMP and a wholly owned subsidiary of ours, owns all of Kinder Morgan Management’s voting shares. KMR, pursuant to a delegation of control agreement, has been delegated, to the fullest extent permitted under Delaware law, all of Kinder Morgan G.P., Inc.’s power and authority to manage and control the business and affairs of KMP, subject to Kinder Morgan G.P., Inc.’s right to approve certain transactions.

2. Summary of Significant Accounting Policies

Basis of Presentation

Our accounting records are maintained in United States dollars, and all references to dollars are United States dollars, except where stated otherwise. Canadian dollars are designated as C$.

Our accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and certain amounts from prior years have been reclassified to conform to the current presentation. Effective September 30, 2009, the Financial Accounting Standards Boards’ Accounting Standards Codification became the single source of generally accepted accounting principles, and in this report, we refer to the Financial Accounting Standards Board as the FASB and the FASB Accounting Standards Codification as the Codification.

Our consolidated financial statements include the accounts of Kinder Morgan, Inc. and our majority-owned subsidiaries, as well as those of (i) KMP; (ii) KMR and (iii) and prior to January 1, 2010, Triton Power Company

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

LLC, in which Kinder Morgan Kansas, Inc. had a preferred investment. Except for KMP, KMR and Triton Power Company LLC, investments in 50% or less owned operations are accounted for under the equity method. All material intercompany transactions and balances have been eliminated.

Notwithstanding the consolidation of KMP and its subsidiaries into our financial statements and into Kinder Morgan Kansas, Inc.’s financial statements, we and Kinder Morgan Kansas, Inc. are not liable for, and our assets are not available to satisfy, the obligations of KMP and/or its subsidiaries and vice versa, except as discussed in the following paragraph. Responsibility for payments of obligations reflected in our, Kinder Morgan Kansas, Inc.’s or KMP’s financial statements is a legal determination based on the entity that incurs the liability.

In conjunction with KMP’s acquisition of certain natural gas pipelines from Kinder Morgan Kansas, Inc., Kinder Morgan Kansas, Inc. agreed to indemnify KMP with respect to approximately $733.5 million of its debt. Kinder Morgan Kansas, Inc. would be obligated to perform under this indemnity only if KMP’s assets were unable to satisfy its obligations.

Going Private Transaction

The Going Private Transaction was accounted for under the purchase method of accounting with the assets acquired and liabilities assumed recorded at their fair market values as of the acquisition date based on an allocation of the aggregate purchase price paid in the Going Private Transaction, resulting in a new basis of accounting effective with the closing of the Going Private Transaction. To the extent that we consolidated less than wholly owned subsidiaries (such as KMP and KMR), the reported assets and liabilities for these entities were given a new accounting basis only to the extent of our economic ownership interest in those entities. Therefore, the assets and liabilities of these entities are included in our financial statements, in part, at a new accounting basis reflecting our purchase of our economic interest in these entities (approximately 50% in the case of KMP and 14% in the case of KMR). The remaining percentage of these assets and liabilities, reflecting the continuing noncontrolling ownership interest, is included at its historical accounting basis.

Use of Estimates

Certain amounts included in or affecting our financial statements and related disclosures must be estimated, requiring us to make certain assumptions with respect to values or conditions which cannot be known with certainty at the time our financial statements are prepared. These estimates and assumptions affect the amounts we report for assets and liabilities, our revenues and expenses during the reporting period, and our disclosure of contingent assets and liabilities at the date of our financial statements. We evaluate these estimates on an ongoing basis, utilizing historical experience, consultation with experts and other methods we consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

In addition, we believe that certain accounting policies are of more significance in our financial statement preparation process than others, and set out below are the principal accounting policies we apply in the preparation of our consolidated financial statements.

Cash Equivalents

We define cash equivalents as all highly liquid short-term investments with original maturities of three months or less.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Restricted Deposits

As of December 31, 2010, our restricted deposits totaled $90.5 million and consisted of restricted deposits associated with KM Insurance, Ltd., a Bermuda insurance company and wholly-owned subsidiary of KMI, and $50.0 million in a third-party escrow account at KMP to comply with contractual stipulations related to its equity investment in Watco Companies, LLC. In January 2011, the funds were released from escrow and KMP used the cash for its investment. For additional information on this investment, see Note 3 “Acquisitions and Divestitures—Acquisitions Subsequent to December 31, 2010.” As of December 31, 2009, our restricted deposits totaled $52.5 million and consisted of restricted deposits associated with KM Insurance, Ltd. and cash margin deposits associated with KMP’s energy commodity contract positions and over-the-counter swap partners.

Accounts Receivable

The amounts reported as “Accounts, notes and interest receivable, net” on our accompanying consolidated balance sheets as of December 31, 2010 and 2009 primarily consist of amounts due from third party payors (unrelated entities). For information on receivables due to us from related parties, see Note 11.

Our policy for determining an appropriate allowance for doubtful accounts varies according to the type of business being conducted and the customers being served. Generally, we make periodic reviews and evaluations of the appropriateness of the allowance for doubtful accounts based on a historical analysis of uncollected amounts, and we record adjustments as necessary for changed circumstances and customer-specific information. When specific receivables are determined to be uncollectible, the reserve and receivable are relieved. The following table shows our balance of the allowance for doubtful accounts and activity for the years ended December 31, 2010, 2009 and 2008 (in millions):

Valuation and Qualifying Accounts

Allowance for doubtful accounts	Balance at beginning of period	Additions charged to costs and expenses	Additions charged to other accounts	Deductions(a)	Balance at end of period
Year ended December 31, 2010	$5.4	$2.3	$—	$(0.9)	$6.8
Year ended December 31, 2009	$6.2	$0.5	$—	$(1.3)	$5.4
Year ended December 31, 2008	$7.0	$0.7	$—	$(1.5)	$6.2

(a)	Deductions represent the write-off of receivables and currency translation adjustments.

In addition, the balances of “Accrued other current liabilities” in our accompanying consolidated balance sheets include amounts related to customer prepayments of approximately $7.1 million and $10.9 million as of December 31, 2010 and 2009, respectively.

Inventories

Our inventories of products consist of natural gas liquids, refined petroleum products, natural gas, carbon dioxide and coal. We report these assets at the lower of weighted-average cost or market, and in December 2008, we recognized a lower of cost or market adjustment of $12.9 million in the CO2—KMP business segment. We report materials and supplies inventories at cost, and periodically review for physical deterioration and obsolescence.

As of December 31, 2010 and 2009, the value of natural gas in our underground storage facilities under the weighted-average cost method was $2.2 million and $43.5 million, respectively, and we reported these amounts separately as “Gas in underground storage” in our accompanying consolidated balance sheets.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Gas Imbalances

We value gas imbalances due to or due from interconnecting pipelines at the lower of cost or market, per our quarterly imbalance valuation procedures. Gas imbalances represent the difference between customer nominations and actual gas receipts from, and gas deliveries to, our interconnecting pipelines and shippers under various operational balancing and shipper imbalance agreements. Natural gas imbalances are either settled in cash or made up in-kind subject to the pipelines’ various tariff provisions. As of December 31, 2010 and 2009, our gas imbalance receivables—including both trade and related party receivables—totaled $18.8 million and $14.0 million, respectively, and we included these amounts within “Other current assets” on our accompanying consolidated balance sheets. As of December 31, 2010 and 2009, our gas imbalance payables—including both trade and related party payables—totaled $7.7 million and $7.4 million, respectively, and we included these amounts within “Accrued other current liabilities” on our accompanying consolidated balance sheets.

Property, Plant and Equipment

Capitalization, Depreciation and Depletion and Disposals

We report property, plant and equipment at its acquisition cost. We expense costs for maintenance and repairs in the period incurred. As discussed below, for assets used in our oil and gas producing activities or in our unregulated bulk and liquids terminal activities, the cost of property, plant and equipment sold or retired and the related depreciation are removed from our balance sheet in the period of sale or disposition, and we record any related gains and losses from sales or retirements to income or expense accounts. For our pipeline system assets, we generally charge the original cost of property sold or retired to accumulated depreciation and amortization, net of salvage and cost of removal. We do not include retirement gain or loss in income except in the case of significant retirements or sales. Gains and losses on minor system sales, excluding land, are recorded to the appropriate accumulated depreciation reserve. Gains and losses for operating systems sales and land sales are booked to income or expense accounts in accordance with regulatory accounting guidelines.

We generally compute depreciation using the straight-line method based on estimated economic lives, however, for certain depreciable assets, we employ the composite depreciation method, applying a single depreciation rate for a group of assets. Generally, we apply composite depreciation rates to functional groups of property having similar economic characteristics. The rates range from 1.6% to 12.5%, excluding certain short-lived assets such as vehicles. Depreciation estimates are based on various factors, including age (in the case of acquired assets), manufacturing specifications, technological advances and historical data concerning useful lives of similar assets. Uncertainties that impact these estimates included changes in laws and regulations relating to restoration and abandonment requirements, economic conditions, and supply and demand in the area. When assets are put into service, we make estimates with respect to useful lives (and salvage values where appropriate) that we believe are reasonable. However, subsequent events could cause us to change our estimates, thus impacting the future calculation of depreciation and amortization expense. Historically, adjustments to useful lives have not had a material impact on our aggregate depreciation levels from year to year.

Our oil and gas producing activities are accounted for under the successful efforts method of accounting. Under this method costs that are incurred to acquire leasehold and subsequent development costs are capitalized. Costs that are associated with the drilling of successful exploration wells are capitalized if proved reserves are found. Costs associated with the drilling of exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of certain non-producing leasehold costs are expensed as incurred. The capitalized costs of our producing oil and gas properties are depreciated and depleted by the units-of-production method. Other miscellaneous property, plant and equipment are depreciated over the estimated useful lives of the asset.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A gain on the sale of property, plant and equipment used in our oil and gas producing activities or in our bulk and liquids terminal activities is calculated as the difference between the cost of the asset disposed of, net of depreciation, and the sales proceeds received. A gain on an asset disposal is recognized in income in the period that the sale is closed. A loss on the sale of property, plant and equipment is calculated as the difference between the cost of the asset disposed of, net of depreciation, and the sales proceeds received or the market value if the asset is being held for sale. A loss is recognized when the asset is sold or when the net cost of an asset held for sale is greater than the market value of the asset.

In addition, we engage in enhanced recovery techniques in which carbon dioxide is injected into certain producing oil reservoirs. In some cases, the acquisition cost of the carbon dioxide associated with enhanced recovery is capitalized as part of our development costs when it is injected. The acquisition cost associated with pressure maintenance operations for reservoir management is expensed when it is injected. When carbon dioxide is recovered in conjunction with oil production, it is extracted and re-injected, and all of the associated costs are expensed as incurred. Proved developed reserves are used in computing units of production rates for drilling and development costs, and total proved reserves are used for depletion of leasehold costs. The units-of-production rate is determined by field.

As discussed in “—Inventories” above, we own and maintain natural gas in underground storage as part of our inventory. This component of our inventory represents the portion of gas stored in an underground storage facility generally known as “working gas,” and represents an estimate of the portion of gas in these facilities available for routine injection and withdrawal. In addition to this working gas, underground gas storage reservoirs contain injected gas which is not routinely cycled but, instead, serves the function of maintaining the necessary pressure to allow efficient operation of the facility. This gas, generally known as “cushion gas,” is divided into the categories of “recoverable cushion gas” and “unrecoverable cushion gas,” based on an engineering analysis of whether the gas can be economically removed from the storage facility at any point during its life. The portion of the cushion gas that is determined to be unrecoverable is considered to be a permanent part of the facility itself (thus, part of our “Property, plant and equipment, net” balance in our accompanying consolidated balance sheets), and this unrecoverable portion is depreciated over the facility’s estimated useful life. The portion of the cushion gas that is determined to be recoverable is also considered a component of the facility but is not depreciated because it is expected to ultimately be recovered and sold.

Impairments

We measure long-lived assets that are to be disposed of by sale at the lower of book value or fair value less the cost to sell, and we review for the impairment of long-lived assets whenever events or changes in circumstances indicate that our carrying amount of an asset may not be recoverable. We would recognize an impairment loss when estimated future cash flows expected to result from our use of the asset and its eventual disposition is less than its carrying amount.

We evaluate our oil and gas producing properties for impairment of value on a field-by-field basis or, in certain instances, by logical grouping of assets if there is significant shared infrastructure, using undiscounted future cash flows based on total proved and risk-adjusted probable and possible reserves. For the purpose of impairment testing, we use the forward curve prices as observed at the test date; however, due to differences between the forward curve and spot prices, the forward curve cash flows may differ from the amounts presented in our supplemental information on oil and gas producing activities disclosed in Note 20.

Oil and gas producing properties deemed to be impaired are written down to their fair value, as determined by discounted future cash flows based on total proved and risk-adjusted probable and possible reserves or, if

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

available, comparable market values. Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment. Due to the decline in crude oil and natural gas prices during 2008, on December 31, 2008, we conducted an impairment test on our oil and gas producing properties in the CO2—KMP business segment and determined that no impairment was necessary.

Allowance for Funds Used During Construction/Capitalized Interest

Included in the cost of our qualifying property, plant and equipment is (i) an allowance for funds used during construction (AFUDC) or upgrade for assets regulated by the Federal Energy Regulatory Commission or (ii) capitalized interest. The primary difference between AFUDC and capitalized interest is that AFUDC may include a component for equity funds, while capitalized interest does not. AFUDC on debt, as well as capitalized interest, represents the estimated cost of capital, from borrowed funds, during the construction period that is not immediately expensed, but instead is treated as an asset (capitalized) and amortized to expense over time in our income statements.

Total AFUDC on debt and capitalized interest in 2010, 2009 and 2008 was $12.5 million, $32.9 million and $49.5 million, respectively. Similarly, AFUDC on equity represents an estimate of the cost of capital funded by equity contributions, and in the years ended December 31, 2010, 2009 and 2008, we also capitalized approximately $0.7 million, $22.7 million and $10.8 million, respectively, of equity AFUDC.

Asset Retirement Obligations

We record liabilities for obligations related to the retirement and removal of long-lived assets used in our businesses. We record, as liabilities, the fair value of asset retirement obligations on a discounted basis when they are incurred, which is typically at the time the assets are installed or acquired. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities increase due to the change in their present value, and the initial capitalized costs are depreciated over the useful lives of the related assets. The liabilities are eventually extinguished when the asset is taken out of service. For more information on our asset retirement obligations, see Note 5 “Property, Plant and Equipment—Asset Retirement Obligations.”

Equity Method of Accounting

We account for investments greater than 20% in affiliates—which we do not control, but do have the ability to exercise significant influence—by the equity method of accounting. Under this method, our equity investments are carried originally at our acquisition cost, increased by our proportionate share of the investee’s net income and by contributions made, and decreased by our proportionate share of the investee’s net losses and by distributions received.

Goodwill

Goodwill represents the excess of the cost of an acquisition price over the fair value of the acquired net assets, and such amounts are reported separately as “Goodwill” on our accompanying consolidated balance sheets. Our total goodwill was $4,830.9 million and $4,744.3 million as of December 31, 2010 and 2009, respectively. Goodwill cannot be amortized, but instead must be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of the asset has decreased below its carrying value. We perform our goodwill impairment test on May 31 of each year. See Note 7 for more information about goodwill and our annual impairment test.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Revenue Recognition Policies

We recognize revenues as services are rendered or goods are delivered and, if applicable, title has passed. We generally sell natural gas under long-term agreements, generally based on Houston Ship Channel index posted prices. In some cases, we sell natural gas under short-term agreements at prevailing market prices. In all cases, we recognize natural gas sales revenues when the natural gas is sold to a purchaser at a fixed or determinable price, delivery has occurred and title has transferred, and collectability of the revenue is reasonably assured. The natural gas we market is primarily purchased gas produced by third parties, and we market this gas to power generators, local distribution companies, industrial end-users and national marketing companies. We recognize gas gathering and marketing revenues in the month of delivery based on customer nominations and generally, our natural gas marketing revenues are recorded gross, not net of cost of gas sold.

In addition to storing and transporting a significant portion of the natural gas volumes we purchase and resell, we provide various types of natural gas storage and transportation services for third-party customers. The natural gas remains the property of these customers at all times. In many cases, generally described as firm service, the customer pays a two-part rate that includes (i) a fixed fee reserving the right to transport or store natural gas in our facilities and (ii) a per-unit rate for volumes actually transported or injected into/withdrawn from storage. The fixed-fee component of the overall rate is recognized as revenue in the period the service is provided. The per-unit charge is recognized as revenue when the volumes are delivered to the customers’ agreed upon delivery point, or when the volumes are injected into/withdrawn from our storage facilities. In other cases, generally described as interruptible service, there is no fixed fee associated with the services because the customer accepts the possibility that service may be interrupted at our discretion in order to serve customers who have purchased firm service. In the case of interruptible service, revenue is recognized in the same manner utilized for the per-unit rate for volumes actually transported under firm service agreements. In addition to our firm and interruptible transportation services, we also provide natural gas balancing services to assist customers in managing short-term gas surpluses or deficits. Revenues are recognized based on the terms negotiated under these contracts.

We provide crude oil transportation services and refined petroleum products transportation and storage services to customers. Revenues are recorded when products are delivered and services have been provided, and adjusted according to terms prescribed by the toll settlements with shippers and approved by regulatory authorities.

We recognize bulk terminal transfer service revenues based on volumes loaded and unloaded. We recognize liquids terminal tank rental revenue ratably over the contract period. We recognize liquids terminal throughput revenue based on volumes received and volumes delivered. Liquids terminal minimum take-or-pay revenue is recognized at the end of the contract year or contract term depending on the terms of the contract. We recognize transmix processing revenues based on volumes processed or sold, and if applicable, when title has passed. We recognize energy-related product sales revenues based on delivered quantities of product.

Revenues from the sale of crude oil, natural gas liquids and natural gas production are recorded using the entitlement method. Under the entitlement method, revenue is recorded when title passes based on our net interest. We record our entitled share of revenues based on entitled volumes and contracted sales prices. Since there is a ready market for oil and gas production, we sell the majority of our products soon after production at various locations, at which time title and risk of loss pass to the buyer. As a result, we maintain a minimum amount of product inventory in storage.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Environmental Matters

We expense or capitalize, as appropriate, environmental expenditures that relate to current operations. We expense expenditures that relate to an existing condition caused by past operations, which do not contribute to current or future revenue generation. We do not discount environmental liabilities to a net present value, and we record environmental liabilities when environmental assessments and/or remedial efforts are probable and we can reasonably estimate the costs. Generally, our recording of these accruals coincides with our completion of a feasibility study or our commitment to a formal plan of action. We recognize receivables for anticipated associated insurance recoveries when such recoveries are deemed to be probable.

We routinely conduct reviews of potential environmental issues and claims that could impact our assets or operations. These reviews assist us in identifying environmental issues and estimating the costs and timing of remediation efforts. We also routinely adjust our environmental liabilities to reflect changes in previous estimates. In making environmental liability estimations, we consider the material effect of environmental compliance, pending legal actions against us, and potential third-party liability claims. Often, as the remediation evaluation and effort progresses, additional information is obtained, requiring revisions to estimated costs. These revisions are reflected in our income in the period in which they are reasonably determinable. For more information on our environmental disclosures, see Note 16.

Legal

We are subject to litigation and regulatory proceedings as the result of our business operations and transactions. We utilize both internal and external counsel in evaluating our potential exposure to adverse outcomes from orders, judgments or settlements. When we identify specific litigation that is expected to continue for a significant period of time and require substantial expenditures, we accrue an amount that appears to be better than any other estimate within the range. To the extent that actual outcomes differ from our estimates, or additional facts and circumstances cause us to revise our estimates, our earnings will be affected. In general, we expense legal costs as incurred and all recorded legal liabilities are revised as better information becomes available. For more information on our legal disclosures, see Note 16.

Pensions and Other Postretirement Benefits

We fully recognize the overfunded or underfunded status of our consolidating subsidiaries’ pension and postretirement benefit plans as either assets or liabilities on our balance sheet. A plan’s funded status is the difference between the fair value of plan assets and the plan’s benefit obligation. We record deferred plan costs and income—unrecognized losses and gains, unrecognized prior service costs and credits, and any remaining unamortized transition obligations—in accumulated other comprehensive income, until they are amortized to expense. For more information on our pension and postretirement benefit disclosures; see Note 9.

Noncontrolling Interests

Noncontrolling interests represents the outstanding ownership interests in our consolidated subsidiaries that are not owned by us. On January 1, 2009, we adopted certain provisions concerning the accounting and reporting for noncontrolling interests included within the “Consolidation” Topic of the Codification. Specifically, these provisions establish accounting and reporting standards that require (i) the ownership interests in subsidiaries held by parties other than the parent to be clearly identified, labeled, and presented in the consolidated balance sheet within equity, but separate from the parent’s equity and (ii) the equity amount of consolidated net income attributable to the parent and to the noncontrolling interests to be clearly identified and presented on the face of the consolidated statement of income.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The adopted provisions apply prospectively, with the exception of the presentation and disclosure requirements, which must be applied retrospectively for all periods presented. Accordingly, our consolidated net income and comprehensive income are now determined without deducting amounts attributable to our noncontrolling interests. In our accompanying consolidated statements of income, the noncontrolling interests in the net income (or loss) of our consolidated subsidiaries is shown as an allocation of our consolidated net income and is presented separately as “Net income attributable to noncontrolling interests.” In our accompanying consolidated balance sheets, noncontrolling interests represents the ownership interests in our consolidated subsidiaries’ net assets held by parties other than us. It is presented separately as “Noncontrolling interests” within “Members’ Equity.”

Income Taxes

Income tax expense is recorded based on an estimate of the effective tax rate in effect or to be in effect during the relevant periods. Deferred income tax assets and liabilities are recognized for temporary differences between the basis of assets and liabilities for financial reporting and tax purposes. Changes in tax legislation are included in the relevant computations in the period in which such changes are effective. Deferred tax assets are reduced by a valuation allowance for the amount of any tax benefit we do not expect to be realized. Note 4 contains information about our income taxes, including the components of our income tax provision and the composition of our deferred income tax assets and liabilities.

In determining the deferred income tax asset and liability balances attributable to us, we have applied an accounting policy that looks through its investments including its investment in KMP. The application of this policy resulted in no deferred income taxes being provided on the difference between the book and tax basis on the non-tax-deductible goodwill portion of our investment in KMP.

Foreign Currency Transactions and Translation

Foreign currency transactions are those transactions whose terms are denominated in a currency other than the currency of the primary economic environment in which our reporting subsidiary operates, also referred to as its functional currency. Transaction gains or losses result from a change in exchange rates between (i) the functional currency, for example the Canadian dollar for a Canadian subsidiary and (ii) the currency in which a foreign currency transaction is denominated, for example the U.S. dollar for a Canadian subsidiary. Foreign currency transaction gains and losses are included within “Other Income (Expense)—Other, net” in our accompanying consolidated statements of income.

We translate the assets and liabilities of each of our consolidating foreign subsidiaries to U.S. dollars at year-end exchange rates. Income and expense items are translated at weighted-average rates of exchange prevailing during the year and members’ equity accounts are translated by using historical exchange rates. Translation adjustments result from translating all assets and liabilities at current year-end rates, while members’ equity is translated by using historical and weighted-average rates. The cumulative translation adjustments balance is reported as a component of the “Accumulated other comprehensive loss” caption in our accompanying consolidated balance sheets.

Risk Management Activities

We utilize energy commodity derivative contracts for the purpose of mitigating our risk resulting from fluctuations in the market price of natural gas, natural gas liquids and crude oil. In addition, we enter into interest rate swap agreements for the purpose of hedging the interest rate risk associated with our debt obligations and cross-currency interest rate swap agreements to mitigate foreign currency risk from our investments in businesses

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

owned and operated outside the United States. We measure our derivative contracts at fair value and we report them on our balance sheet as either an asset or liability. If the derivative transaction qualifies for and is designated as a normal purchase and sale, it is exempted from fair value accounting and is accounted for using traditional accrual accounting.

Furthermore, changes in our derivative contracts’ fair values are recognized currently in earnings unless specific hedge accounting criteria are met. If a derivative contract meets those criteria, the contract’s gains and losses are allowed to offset related results on the hedged item in our income statement, and we are required to both formally designate the derivative contract as a hedge and document and assess the effectiveness of the contract associated with the transaction that receives hedge accounting. Only designated qualifying items that are effectively offset by changes in fair value or cash flows during the term of the hedge are eligible to use the special accounting for hedging.

Our derivative contracts that hedge our energy commodity price risks involve our normal business activities, which include the sale of natural gas, natural gas liquids and crude oil, and we have designated these derivative contracts as cash flow hedges—derivative contracts that hedge exposure to variable cash flows of forecasted transactions—and the effective portion of these derivative contracts’ gain or loss is initially reported as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. See Note 13 for more information on our risk management activities and disclosures.

Accounting for Regulatory Activities

Regulatory assets and liabilities represent probable future revenues or expenses associated with certain charges and credits that will be recovered from or refunded to customers through the ratemaking process. The amount of regulatory assets and liabilities reflected within “Deferred charges and other assets” and “Other long-term liabilities and deferred credits,” respectively, in our accompanying consolidated balance sheets as of December 31, 2010 and 2009 are not material to our consolidated balance sheets.

Transfer of Net Assets Between Entities Under Common Control

We account for the transfer of net assets between entities under common control by carrying forward the net assets recognized in the balance sheets of each combining entity to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. Transfers of net assets between entities under common control do not affect the income statement of the combined entity.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Acquisitions and Divestitures

Acquisitions from Unrelated Entities

During 2010, 2009 and 2008, KMP completed the following acquisitions from unrelated entities. For each of these acquisitions, KMP recorded all the acquired assets and assumed liabilities at their estimated fair market values (not the acquired entity’s book values) as of the acquisition date. The results of operations from these acquisitions accounted for as business combinations are included in our consolidated financial statements from the acquisition date.

			Assignment of Purchase Price
			(in millions)
Ref.	Date	Acquisition	Purchase Price	Current Assets	Property Plant & Equipment	Deferred Charges & Other	Goodwill
(1)	8/08	Wilmington, North Carolina Liquids Terminal	$12.7	$—	$5.9	$—	$6.8
(2)	12/08	Phoenix, Arizona Products Terminal	27.5	—	27.5	—	—
(3)	4/09	Megafleet Towing Co., Inc. Assets	21.7	—	7.1	4.0	10.6
(4)	7/09	Portland Airport Pipeline	9.0	—	9.0	—	—
(5)	10/09	Crosstex Energy, L.P. Natural Gas Treating Business	270.7	15.0	181.7	25.4	48.6
(6)	11/09	Endeavor Gathering LLC	36.0	—	—	36.0	—
(7)	1/10	USD Terminal Acquisition	201.1	—	43.1	100.0	58.0
(8)	3/10	Mission Valley, California Products Terminal	13.5	—	13.5	—	—
(9)	3/10	Slay Industries Terminal Acquisition	101.6	—	67.9	32.8	0.9
(10)	5/10	KinderHawk Field Services LLC	917.4	—	—	917.4	—
(11)	7/10	Direct Fuels Terminal Acquisition	16.0	—	5.3	—	10.7
(12)	9/10	Gas-Chill, Inc. Natural Gas Treating Assets	13.1	—	8.0	5.1	—
(13)	10/10	Allied Concrete Terminal Acquisition	8.6	—	3.9	4.7	—
(14)	10/10	Chevron Refined Products Terminals	32.3	—	32.1	0.2	—

(1) Wilmington, North Carolina Liquids Terminal

On August 15, 2008, KMP purchased certain terminal assets from Chemserve, Inc. for an aggregate consideration of $12.7 million, consisting of $11.8 million in cash and $0.9 million in assumed liabilities. The liquids terminal facility is located in Wilmington, North Carolina and stores petroleum products and chemicals. The acquisition both expanded and complemented KMP’s existing Southeast region terminal operations, and all of the acquired assets are included in the Terminals—KMP business segment. KMP assigned $6.8 million of its purchase price to “Goodwill,” and the entire amount is expected to be deductible for tax purposes. KMP believes this acquisition resulted in the recognition of goodwill primarily because of certain advantageous factors (including the synergies provided by increasing its liquids storage capacity in the Southeast region of the U.S.) that contributed to its acquisition price exceeding the fair value of acquired identifiable net assets and liabilities—in the aggregate, these factors represented goodwill.

(2) Phoenix, Arizona Products Terminal

Effective December 10, 2008, KMP’s West Coast Products Pipelines operations acquired a refined petroleum products terminal located in Phoenix, Arizona from ConocoPhillips for approximately $27.5 million in cash. The terminal has storage capacity of approximately 200,000 barrels for gasoline, diesel fuel and ethanol. The acquisition complemented KMP’s existing Phoenix liquids assets, and the acquired incremental storage increased KMP’s combined storage capacity in the Phoenix market by approximately 13%. The acquired terminal is included as part the Products Pipelines—KMP business segment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(3) Megafleet Towing Co., Inc. Assets

Effective April 23, 2009, KMP acquired certain terminals assets from Megafleet Towing Co., Inc. for an aggregate consideration of approximately $21.7 million. KMP’s consideration included $18.0 million in cash and an obligation to pay additional cash consideration on April 23, 2014 (five years from the acquisition date) contingent upon the purchased assets providing KMP an agreed-upon amount of earnings, as defined by the purchase and sale agreement, during the five year period. The contingent consideration had a fair value of $3.7 million as of the acquisition date.

The acquired assets primarily consisted of nine marine vessels that provide towing and harbor boat services along the Gulf coast, the intracoastal waterway, and the Houston Ship Channel, and the acquisition complemented and expanded KMP’s existing Gulf Coast and Texas petroleum coke terminal operations. KMP assigned $10.6 million of the purchase price to “Goodwill,” and we expect that approximately $5.0 million of goodwill will be deductible for tax purposes. KMP believes the primary item that generated the goodwill is the value of the synergies created between the acquired assets and its pre-existing terminal assets (resulting from the increase in services now offered by its Texas petroleum coke operations). In February 2010, the JR Nicholls, one of the acquired vessels, overturned and sank in the Houston Ship Channel. For further information about the JR Nicholls incident, see Note 16. For information about events occurring subsequent to December 31, 2010, see “—Divestiture Subsequent to December 31, 2010” below.

(4) Portland Airport Pipeline

On July 31, 2009, KMP acquired a refined products pipeline, as well as associated valves, equipment and other fixtures, from Chevron Pipe Line Company for $9.0 million in cash. The approximate 8.5 mile, 8-inch diameter pipeline is located in Multnomah County, Oregon. The line transports commercial jet fuel from KMP’s Willbridge liquids terminal facility to the Portland International Airport, both located in Portland, Oregon. It has an estimated system capacity of approximately 26,000 barrels per day. The acquisition enhanced KMP’s West Coast terminal operations, and the acquired assets are included in the Products Pipelines—KMP business segment.

(5) Crosstex Energy, L.P. Natural Gas Treating Business

On October 1, 2009, KMP acquired the natural gas treating business from Crosstex Energy, L.P. and Crosstex Energy, Inc. for an aggregate consideration of $270.7 million, consisting of $265.3 million in cash and assumed liabilities of $5.4 million. The acquired assets primarily consisted of approximately 290 natural gas amine-treating and hydrocarbon dew-point control plants and related equipment, and are used to remove impurities and liquids from natural gas in order to meet pipeline quality specifications. The assets are predominantly located in Texas and Louisiana, with additional facilities located in Mississippi, Oklahoma, Arkansas and Kansas. The acquisition complemented and expanded the existing natural gas treating operations offered by the Texas intrastate natural gas pipeline group and all of the acquired assets are included in the Natural Gas Pipelines—KMP business segment.

KMP measured the identifiable intangible assets acquired at fair value on the acquisition date and accordingly, recognized $25.4 million in “Deferred charges and other assets,” representing the purchased fair value of separate and identifiable relationships with existing natural gas producing customers. KMP estimates the remaining useful life of these existing customer relationships to be between approximately eight and nine years. After measuring all of the identifiable tangible and intangible assets acquired and liabilities assumed at fair value on the acquisition date, KMP recognized $48.6 million of “Goodwill,” an intangible asset representing the future economic benefits expected to be derived from this acquisition that are not assigned to other identifiable, separately recognizable assets acquired. KMP believes the primary item that generated the goodwill is its ability

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

to grow the business by leveraging its pre-existing natural gas operations (resulting from the increase in services now offered by its natural gas processing and treating operations in the state of Texas), and KMP believes that this value contributed to its acquisition price exceeding the fair value of acquired identifiable net assets and liabilities—in the aggregate, these factors represented goodwill. Furthermore, this entire amount of goodwill is expected to be deductible for tax purposes.

(6) Endeavor Gathering LLC

On November 1, 2009, KMP acquired a 40% membership interest in Endeavor Gathering LLC for $36.0 million in cash. Endeavor Gathering LLC owns the natural gas gathering and compression business previously owned by GMX Resources Inc. and its wholly-owned subsidiary, Endeavor Pipeline, Inc. Endeavor Gathering LLC provides natural gas gathering service to GMX Resources’ exploration and production activities in its Cotton Valley Sands and Haynesville/Bossier Shale horizontal well developments located in East Texas. The remaining 60% interest in Endeavor Gathering LLC is owned by GMX Resources, Inc. and Endeavor Pipeline Inc. remained operator of the business. The acquired investment complemented KMP’s existing natural gas gathering and transportation business located in the state of Texas. KMP accounts for this investment under the equity method of accounting, and the investment is included in the Natural Gas Pipelines—KMP business segment. For more information on KMP’s investments, see Note 6.

(7) USD Terminal Acquisition

On January 15, 2010, KMP acquired three ethanol handling train terminals from US Development Group LLC for an aggregate consideration of $201.1 million, consisting of $114.3 million in cash, $81.7 million in common units, and $5.1 million in assumed liabilities. The three train terminals are located in Linden, New Jersey; Baltimore, Maryland and Euless, Texas. As part of the transaction, KMP announced the formation of a joint venture with US Development Group LLC to optimize and coordinate customer access to the three acquired terminals, other ethanol terminal assets it already owns and operates, and other terminal projects currently under development by both parties. The acquisition complemented and expanded the ethanol and rail terminal operations KMP previously owned, and all of the acquired assets are included in the Terminals—KMP business segment.

Based on the measurement of fair values for all of the identifiable tangible and intangible assets acquired and liabilities assumed on the acquisition date, KMP assigned $94.6 million of the combined purchase price to “Other intangibles, net,” and a combined $5.4 million to “Other current assets” and “Deferred charges and other assets.” The acquired intangible amount represented the fair value of customer relationships, and KMP estimated the remaining useful life of these customer relationships to be 10 years. After measuring all of the identifiable tangible and intangible assets acquired and liabilities assumed at fair value on the acquisition date, KMP recognized $58.0 million of “Goodwill,” an intangible asset representing the future economic benefits expected to be derived from this acquisition that are not assigned to other identifiable, separately recognizable assets. KMP believes the primary items that generated the goodwill are the value of the synergies created between the acquired assets and its pre-existing ethanol handling assets, and its expected ability to grow the business by leveraging its pre-existing experience in ethanol handling operations. KMP expects that the entire amount of goodwill will be deductible for tax purposes.

(8) Mission Valley Terminal Acquisition

On March 1, 2010, KMP acquired the refined products terminal assets at Mission Valley, California from Equilon Enterprises LLC (d/b/a Shell Oil Products US) for $13.5 million in cash. The acquired assets included

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

buildings, equipment, delivery facilities (including two truck loading racks), and storage tanks with a total capacity of approximately 170,000 barrels for gasoline, diesel fuel and jet fuel. The terminal operates under a long-term terminaling agreement with Tesoro Refining and Marketing Company. The acquisition enhanced KMP’s Pacific operations and complemented its existing West Coast terminal operations, and the acquired assets are included in the Products Pipelines—KMP business segment.

(9) Slay Industries Terminal Acquisition

On March 5, 2010, KMP acquired certain bulk and liquids terminal assets from Slay Industries for an aggregate consideration of $101.6 million, consisting of $97.0 million in cash, assumed liabilities of $1.6 million, and an obligation to pay additional cash consideration of $3.0 million in years 2013 through 2019, contingent upon the purchased assets providing KMP an agreed-upon amount of earnings during the three years following the acquisition. Including accrued interest, KMP expects to pay approximately $2.0 million of this contingent consideration in the first half of 2013.

The acquired assets included (i) a marine terminal located in Sauget, Illinois; (ii) a transload liquid operation located in Muscatine, Iowa; (iii) a liquid bulk terminal located in St. Louis, Missouri and (iv) a warehousing distribution center located in St. Louis. All of the acquired terminals have long-term contracts with large creditworthy shippers. As part of the transaction, KMP and Slay Industries entered into joint venture agreements at both the Kellogg Dock coal bulk terminal, located in Modoc, Illinois, and at the newly created North Cahokia terminal, located in Sauget and which has approximately 175 acres of land ready for development. All of the assets located in Sauget have access to the Mississippi River and are served by five rail carriers. The acquisition complemented and expanded KMP’s pre-existing Midwest terminal operations by adding a diverse mix of liquid and bulk capabilities, and all of the acquired assets are included in the Terminals—KMP business segment.

Based on the measurement of fair values for all of the identifiable tangible and intangible assets acquired and liabilities assumed, KMP assigned $24.6 million of the combined purchase price to “Other intangibles, net” (representing customer contracts with an estimated remaining useful life of 20 years) and $8.2 million to “Investments.” KMP also recorded $0.9 million of the combined purchase price as “Goodwill,” representing certain advantageous factors that contributed to the acquisition price exceeding the fair value of acquired identifiable net assets—in the aggregate, these factors represented goodwill, and KMP expects that the entire amount of goodwill will be deductible for tax purposes.

(10) KinderHawk Field Services LLC

On May 21, 2010, KMP purchased a 50% ownership interest in Petrohawk Energy Corporation’s natural gas gathering and treating business in the Haynesville shale gas formation located in northwest Louisiana. KMP paid an aggregate consideration of $917.4 million in cash for its 50% equity ownership interest, consisting of $921.4 million KMP paid on closing, and $4.0 million received in the fourth quarter of 2010 for the final settlement of estimated capital expenditures and estimated net cash outflows from operating activities for the period January 1, 2010 through May 21, 2010.

During a short transition period, Petrohawk continued to operate the business, and effective October 1, 2010, a newly formed company named KinderHawk Field Services LLC, owned 50% by KMP and 50% by Petrohawk, assumed the joint venture operations. The acquisition complemented and expanded KMP’s existing natural gas gathering and treating businesses, and KMP assigned the entire purchase price to “Investments” (including $144.8 million of equity method goodwill, representing the excess of KMP’s investment cost over its proportionate share of the fair value of the joint venture’s identifiable net assets). KMP’s investment and pro rata share of the joint venture’s operating results are included as part of the Natural Gas Pipelines—KMP business segment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(11) Direct Fuels Terminal Acquisition

On July 22, 2010, KMP acquired a terminal with ethanol tanks, a truck rack and additional acreage in Dallas, Texas, from Direct Fuels Partners, L.P. for an aggregate consideration of $16 million, consisting of $15.9 million in cash and an assumed property tax liability of $0.1 million. The acquired terminal facility is connected to and complements the Dallas, Texas unit train terminal KMP acquired from USD Development Group LLC in January 2010 (described above in “—(7) USD Terminal Acquisition). All of the acquired assets are included in the Terminals—KMP business segment. After measuring all of the identifiable tangible and intangible assets acquired and liabilities assumed at fair value on the acquisition date, KMP recognized $10.7 million of “Goodwill,” an intangible asset representing the future economic benefits expected to be derived from the acquisition that was not assigned to other identifiable, separately recognizable assets acquired. KMP believes the primary items that generated the goodwill are the value of the synergies created between the acquired assets and its pre-existing ethanol handling assets, and its expected ability to grow the business by leveraging its pre-existing experience in ethanol handling operations. KMP expects that the entire amount of goodwill will be deductible for tax purposes.

(12) Gas-Chill, Inc. Asset Acquisition

On September 1, 2010, KMP acquired the natural gas treating assets of Gas-Chill, Inc. for an aggregate consideration of $13.1 million in cash, consisting of $10.5 million in cash paid on closing, and an obligation to pay a holdback amount of $2.6 million within eighteen months from closing. The acquired assets primarily consist of more than 100 mechanical refrigeration natural gas hydrocarbon dew point control units that are used to remove hydrocarbon liquids from natural gas streams prior to entering transmission pipelines. The acquisition complemented and expanded the existing natural gas treating operations offered by KMP’s Texas intrastate natural gas pipeline group, and all of the acquired assets are included in the Natural Gas Pipelines—KMP business segment. KMP assigned $8.0 million of its purchase price to “Property, Plant and Equipment, net” and the remaining $5.1 million to “Other intangibles, net” (representing both a technology-based asset and customer-related contract values).

(13) Allied Concrete Bulk Terminal Assets

On October 1, 2010, KMP acquired certain bulk terminal assets and real property located in Chesapeake, Virginia, from Allied Concrete Products, LLC and Southern Concrete Products, LLC for an aggregate consideration of $8.6 million, consisting of $8.1 million in cash and an assumed environmental liability of $0.5 million. The acquired terminal facility is situated on 42 acres of land and can handle approximately 250,000 tons of material annually, including pumice, aggregates and sand. The acquisition complemented the bulk commodity handling operations at KMP’s nearby Elizabeth River terminal, also located in Chesapeake, and all of the acquired assets will be included in the Terminals—KMP business segment. KMP assigned $3.9 million of its purchase price to “Property, Plant and Equipment, net” and the remaining $4.7 million to “Other intangibles, net” (representing customer-related contract values).

(14) Chevron Refined Products Terminal Assets

On October 8, 2010, KMP acquired four separate refined petroleum products terminals from Chevron U.S.A. Inc. for an aggregate consideration of $32.3 million, consisting of $31.5 million in cash and assumed environmental liability of $0.8 million. Combined, the terminals have storage capacity of approximately 650,000 barrels for gasoline, diesel fuel and jet fuel. Chevron has entered into long-term contracts with KMP to terminal product at the terminals. The acquisition complemented and expanded KMP’s existing refined petroleum products assets, and all of the acquired assets are included in the Products Pipelines—KMP business segment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

KMP assigned $32.1 million of its purchase price to “Property, Plant and Equipment, net” and the remaining $0.2 million to “Deferred charges and other assets” (representing the fair value of petroleum pipeline product additives).

Pro Forma Information

Pro forma consolidated statement of income information that gives effect to all of the acquisitions we have made and all of the joint ventures we have entered into since January 1, 2009 as if they had occurred as of January 1, 2009 is not presented because it would not be materially different from the information presented in our accompanying consolidated statements of income.

Divestitures

North System Natural Gas Liquids Pipeline System—Discontinued Operations

On July 2, 2007, KMP announced that it entered into an agreement to sell the North System natural gas liquids pipeline and its 50% ownership interest in the Heartland Pipeline Company (collectively referred to in this report as the North System) to ONEOK Partners, L.P. for approximately $298.6 million in cash. KMP’s investment in net assets, including all transaction related accruals, was approximately $145.8 million, most of which represented property, plant and equipment, and KMP recognized approximately $152.8 million of gain in the fourth quarter of 2007 from the sale of these net assets.

In the first half of 2008, following final account and inventory reconciliations, KMP paid a net amount of $2.4 million to ONEOK to fully settle amounts related to (i) working capital items; (ii) total physical product liquids inventory and inventory obligations for certain liquids products and (iii) the allocation of pre-acquisition investee distributions. Prior to the sale, KMP included the financial results of the North System within the Products Pipelines—KMP business segment and, because the sale of the North System did not change the structure of KMP’s internal organization in a manner that caused a change to its reportable business segments, KMP included the incremental gain within the Products Pipelines—KMP business segment disclosures for 2008.

Thunder Creek Gas Services, LLC

Effective April 1, 2008, KMP sold its 25% ownership interest in Thunder Creek Gas Services, LLC, referred to in this report as Thunder Creek, to PVR Midstream LLC, a subsidiary of Penn Virginia Corporation. Prior to the sale, KMP accounted for its investment in Thunder Creek under the equity method of accounting and included its financial results within the Natural Gas Pipelines—KMP business segment. In the second quarter of 2008, KMP received cash proceeds, net of closing costs and settlements, of approximately $50.7 million for its investment.

Cypress Interstate Pipeline LLC

Effective October 1, 2010, Westlake Petrochemicals LLC, a wholly-owned subsidiary of Westlake Chemical Corporation, exercised an option it held to purchase a 50% ownership interest in KMP’s Cypress Pipeline. Accordingly, KMP sold a 50% interest in its subsidiary, Cypress Interstate Pipeline LLC, to Westlake and KMP received proceeds of $10.2 million. At the time of the sale, the carrying value of the net assets of Cypress Interstate Pipeline LLC totaled $20.0 million and consisted mostly of property, plant and equipment. In the fourth quarter of 2010, KMP recognized an $8.8 million gain from this sale, including an $8.6 million gain amount related to the remeasurement of KMP’s retained investment in its fair value. Due to the loss of control of Cypress Interstate Pipeline LLC, KMP recognized the retained investment at its fair value, and the gain amount

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

related to remeasurement represents the excess of the fair value of KMP’s retained investment ($18.6 million as of October 1, 2010) over its carrying value ($10.0 million). This fair value of KMP’s retained investment was determined by applying a multiple to the future annual cash flows expected from its retained 50% interest. The $10.2 million value of the transaction with Westlake Chemical Corporation was based on a contract price and does not represent the fair value of a 50% interest in the Cypress Pipeline in an orderly transaction between market participants. KMP now accounts for its retained investment under the equity method of accounting. KMP included the entire gain within the caption “Other, net” in our accompanying consolidated statement of income.

NGPL PipeCo LLC

On February 15, 2008, we sold an 80% ownership interest in NGPL PipeCo LLC (formerly MidCon Corp.), which owns Natural Gas Pipeline Company of America LLC and certain affiliates, collectively referred to as “NGPL,” to Myria Acquisition Inc. (Myria) for approximately $2.9 billion. We also received approximately $3.0 billion of cash previously held in escrow related to a notes offering by NGPL PipeCo LLC in December 2007, the net proceeds of which were distributed to us principally as repayment of intercompany indebtedness and partially as a dividend, immediately prior to the closing of the sale to Myria. Pursuant to the purchase agreement, Myria acquired all 800 Class B shares and we retained all 200 Class A shares of NGPL PipeCo LLC. We continue to operate NGPL PipeCo LLC’s assets pursuant to a 15-year operating agreement. The total proceeds from this sale of $5.9 billion were used to pay off the entire outstanding balances of Kinder Morgan Kansas, Inc.’s senior secured credit facility’s Tranche A and Tranche B term loans, to repurchase $1.67 billion of its outstanding debt securities and to reduce balances outstanding under its $1.0 billion revolving credit facility.

Triton Power

Effective October 22, 2010, we sold our ownership interest in Triton Power, a 550-megawatt natural gas-fired electricity generation facility in Michigan, for approximately $15.0 million in cash and recorded a gain on the sale for approximately $16.1 million, which is included in the caption “Other expense (income)” in our accompanying consolidated statement of income.

Other Divestitures

In January 2008, we completed the sale of our interests in three natural gas-fired power plants in Colorado to Bear Stearns received proceeds of $63.1 million.

Earnings of Discontinued Operations

The financial results of discontinued operations have been reclassified for all periods presented and reported in the caption, “Income (loss) from Discontinued Operations, net of tax” in our accompanying consolidated statements of income. Summarized financial results of these operations are as follows (in millions):

	Year Ended December 31,
	2010	2009	2008
Revenues	$—	$—	$—

Income (loss) from discontinued operations before income taxes	$(1.1)	$0.5	$(0.9)
Income taxes	0.4	(0.2)	—

Income (loss) from discontinued operations	$(0.7)	$0.3	$(0.9)

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The cash flows attributable to discontinued operations are included in our accompanying consolidated statements of cash flows for the years ended December 31, 2010, 2009 and 2008 in the caption “Net Cash Flows Used in Discontinued Operations.”

Acquisition Subsequent to December 31, 2010

On January 3, 2011, KMP purchased 50,000 Class A preferred shares of Watco Companies, LLC for $50.0 million in cash in a private transaction. In connection with its purchase of these preferred shares, the most senior equity security of Watco, KMP entered into a limited liability company agreement with Watco that provides KMP certain priority and participating cash distribution and liquidation rights. KMP will receive priority, cumulative cash distributions from the preferred shares at a rate of 3.25% per quarter, and will participate partially in additional profit distributions at a rate equal to 0.5%. The preferred shares have no conversion features and hold no voting powers, but do provide KMP certain approval rights, including the right to appoint one of the members to Watco’s Board of Managers. As of December 31, 2010, KMP placed its $50.0 million investment in a cash escrow account and included this amount within “Restricted Deposits” on our accompanying consolidated balance sheet. The acquired investment complements KMP’s existing rail transload operations and KMP will account for its investment under the equity method of accounting and include it in the Terminals—KMP business segment.

Watco Companies, LLC is a privately owned, Pittsburg, Kansas based transportation company that was formed in 1983. It is the largest privately held short line railroad company in the United States, operating 22 short line railroads on approximately 3,500 miles of leased and owned track. Its services include (i) rail freight transportation; (ii) industrial switching services; (iii) railcar and locomotive repair; (iv) track construction, maintenance and repair; (v) freight railroad specific transloading and intermodal services; (vi) freight railroad specific warehouse logistics activities and (vii) port terminal freight railroads and associated operations.

Divestiture Subsequent to December 31, 2010

On February 9, 2011, KMP sold a marine vessel to Kirby Inland Marine, L.P., and additionally, KMP and Kirby formed a joint venture named Greens Bayou Fleeting, LLC. Pursuant to the joint venture agreement, KMP both sold a 51% ownership interest in the boat fleeting business acquired from Megafleet Towing Co., Inc. in April 2009 (discussed above in “—Acquisitions from Unrelated Entities—(3) Megafleet Towing Co., Inc. Assets”) to the joint venture for $4.1 million in cash, and KMP contributed the remaining business to the joint venture for a 49% ownership interest. Kirby then made cash contributions to the joint venture in exchange for the remaining 51% ownership interest. Related to the above transactions, in the fourth quarter of 2010, KMP recorded a combined loss amount of $5.5 million to write down the carrying value of the net assets to be sold to their estimated fair values as of December 31, 2010. We included this loss within the caption “Other expense (income)” in our accompanying consolidated statement of income for the year ended December 31, 2010.

4. Income Taxes

The components of income (loss) before income taxes from continuing operations are as follows (in millions):

	Year Ended December 31,
	2010	2009	2008
United States	$394.9	$1,023.3	$(2,978.7)
Foreign	73.0	76.1	80.7

Total	$467.9	$1,099.4	$(2,898.0)

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Components of the income tax provision applicable to continuing operations for federal and state income taxes are as follows (in millions):

	Year Ended December 31,
	2010	2009	2008
Current tax provision
Federal	$152.5	$248.9	$786.6
State	9.7	17.0	18.6
Foreign	3.5	0.1	(4.5)

	165.7	266.0	800.7

Deferred tax provision
Federal	(38.0)	29.9	(439.5)
State	29.2	0.2	11.5
Foreign	10.7	30.5	(68.4)

	1.9	60.6	(496.4)

Total tax provision	$167.6	$326.6	$304.3

The difference between the statutory federal income tax expense (and rate) and our actual income tax expense (and effective income tax rate) is summarized as follows (in millions, except percentages):

	Year Ended December 31,
	2010		2009		2008
Federal income tax	$163.8	35.0%	$384.8	35.0%	$(1,014.3)	(35.0)%
Increase (decrease) as a result of:
Nondeductible goodwill impairment	—	—	—	—	1,411.7	48.7%
Deferred tax liability on KMI Investment in KMR	79.5	17.0%	—	—	—	—
State deferred tax rate change	17.4	3.7%	(10.4)	(0.9)%	17.8	0.6%
Taxes on foreign earnings	14.1	3.0%	30.2	2.7%	(68.2)	(2.4)%
Net effects of consolidating KMP’s U.S. income tax provision	(105.7)	(22.6)%	(93.5)	(8.5)%	(77.4)	(2.7)%
State income tax, net of federal benefit	16.2	3.5%	24.6	2.2%	17.1	0.6%
Adjustment to KMI’s investment in NGPL	(8.1)	(1.7)%	—	—	—	—
Adjustment to employee benefit plan	(4.9)	(1.0)%	—	—	—	—
Dividend received deduction	(10.9)	(2.3)%	(16.9)	(1.5)%	(15.6)	(0.5)%
Other	6.2	1.2%	7.8	0.7%	33.2	1.2%

Total	$167.6	35.8%	$326.6	29.7%	$304.3	10.5%

As part of our dividend policy, after our initial public offering (See Note 10—Subsequent Events—Initial Public Offering) we intend periodically to sell the KMR shares we receive as distributions from KMR. Since we no longer expect to recover our investment in KMR in a tax-free manner, a deferred tax liability was recorded resulting in a $79.5 million increase to income tax expense in 2010.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deferred tax assets and liabilities result from the following (in millions):

	December 31,
	2010	2009
Deferred tax assets
Employee benefits	$66.3	$57.6
Book accruals	11.1	25.3
Net operating and capital loss carryforwards	58.4	11.4
Interest rate and currency swaps	19.8	24.3
Other	13.3	25.9

Total deferred tax assets	168.9	144.5

Deferred tax liabilities
Property, plant and equipment	265.3	239.9
Investments	1,904.8	1,880.2
Book accruals	15.8	4.7
Derivative instruments	12.0	12.5
Debt adjustment	19.6	19.4
Other	8.0	9.5

Total deferred tax liabilities	2,225.5	2,166.2

Net deferred tax liabilities	$2,056.6	$2,021.7

Current deferred tax asset	$36.1	$14.2
Non-current deferred tax liability	2,092.7	2,035.9

Net deferred tax liabilities	$2,056.6	$2,021.7

KMP, through its corporate subsidiaries, has federal, state and foreign net operating loss carryforwards for which deferred tax assets of approximately $17.8 million have been recorded. These net operating loss carryforwards will expire between 2014 and 2030. We believe that KMP’s subsidiaries will be able to generate sufficient taxable income in the future to utilize all of its net operating loss carryforwards. Therefore, no valuation allowance has been recorded for the deferred tax assets associated with these net operating loss carryforwards as of December 31, 2010.

In 2010, we sold certain assets that generated a capital loss of approximately $116.0 million. The capital loss will be carried back and a current deferred tax asset of approximately $40.6 million will be realized as a result of the carryback. As we have sufficient capital gains from prior years to offset this capital loss, no valuation allowance for the deferred tax asset has been recorded.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based not only on the technical merits of the tax position based on tax law, but also the past administrative practices and precedents of the taxing authority. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A reconciliation of our gross unrecognized tax benefit excluding interest and penalties for the years ended December 31, 2010, 2009 and 2008 is as follows (in millions):

	2010	2009	2008
Balance at beginning of period	$52.0	$26.2	$41.5
Additions based on current year tax positions	—	1.4	2.1
Additions based on prior year tax positions	12.0	19.3	15.9
Settlements with taxing authority	(2.2)	14.0	(10.2)
Changes due to lapse in statue of limitations	0.6	(8.9)	(3.7)
Reductions for tax positions related to prior year	(9.5)	—	(19.4)

Balance at end of period	$52.9	$52.0	$26.2

Our continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense, and as of December 31, 2010, we had $4.1 million of accrued interest and $0.6 million in accrued penalties. As of December 31, 2009, we had $6.5 million of accrued interest and $0.8 million in accrued penalties. As of December 31, 2008, we had $2.9 million of accrued interest and $0.8 million of accrued penalties. In addition, we believe it is reasonably possible that our liability for unrecognized tax benefits will increase by $0.3 million during the next year, and that approximately $53.3 million included in the total $52.9 million of unrecognized tax benefits, if recognized, would affect our effective tax rate in future periods. Such amounts exclude interest, while the latter amount of $52.9 million includes both temporary and permanent differences.

We are subject to taxation, and have tax years open to examination for the periods 2007-2010 in the United States, 2005-2010 in Mexico, 2006-2010 in Canada, and 2005-2010 in various states.

5. Property, Plant and Equipment

Classes and Depreciation

As of December 31, 2010 and 2009, our property, plant and equipment consisted of the following (in millions):

	December 31,
	2010	2009
Kinder Morgan, Inc.
General and other	$46.5	$45.7
KMP(a)
Natural gas, liquids, crude oil and carbon dioxide pipelines	6,684.4	6,503.6
Natural gas, liquids, carbon dioxide, and terminals station equipment	10,112.0	9,271.8
Natural gas, liquids (including linefill), and transmix processing	233.7	220.3
Other	1,874.8	1,671.3
Accumulated depreciation, depletion and amortization	(2,953.9)	(2,002.8)

	15,997.5	15,709.9
Land and land right-of-way	560.5	519.5
Construction work in process	512.7	574.1

Property, plant and equipment, net	$17,070.7	$16,803.5

(a)	Includes the allocation of purchase accounting adjustments associated with the Going Private Transaction (see Note 2).

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Depreciation, depletion and amortization expense charged against property, plant and equipment was $1,025.5 million in 2010, $1,047.5 million in 2009 and $897.2 million in 2008.

Asset Retirement Obligations

As of December 31, 2010 and 2009, we have recognized asset retirement obligations in the aggregate amount of $122.0 million and $100.9 million, respectively. The majority of our asset retirement obligations are associated with the CO2—KMP business segment, where KMP is required to plug and abandon oil and gas wells that have been removed from service and to remove its surface wellhead equipment and compressors. We have included $2.5 million of asset retirement obligations as of both December 31, 2010 and 2009 within “Accrued other current liabilities” in our accompanying consolidated balance sheets. The remaining amounts are included within “Other long-term liabilities and deferred credits” at each reporting date.

A reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations for each of the years ended December 31, 2010 and 2009 is as follows (in millions):

	Year Ended December 31,
	2010	2009
Balance at beginning of period	$100.9	$76.5
Liabilities incurred/revised	23.7	26.0
Liabilities settled	(9.1)	(6.2)
Accretion expense	6.5	4.6

Balance at end of period	$122.0	$100.9

KMP has various other obligations throughout its businesses to remove facilities and equipment on rights-of- way and other leased facilities. We currently cannot reasonably estimate the fair value of these obligations because the associated assets have indeterminate lives. These assets include pipelines, certain processing plants and distribution facilities, and certain bulk and liquids terminal facilities. An asset retirement obligation, if any, will be recognized once sufficient information is available to reasonably estimate the fair value of the obligation.

6. Investments

We reported a combined $4,291.1 million and $3,695.6 million as “Investments” in our accompanying consolidated balance sheets as of December 31, 2010 and 2009, respectively. Our investments primarily consist of equity investments where we hold significant influence over investee actions and which we account for under the equity method of accounting.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2010 and 2009, our investments consisted of the following (in millions):

	December 31,
	2010	2009
Rockies Express Pipeline LLC	$1,703.0	$1,693.4
KinderHawk Field Services LLC	924.6	—
Midcontinent Express Pipeline LLC	706.4	662.3
Plantation Pipe Line Company	329.6	340.4
NGPL PipeCo LLC	265.6	698.5
Red Cedar Gathering Company	163.2	145.8
Express pipeline system	68.5	68.0
Endeavor Gathering LLC	36.1	36.2
Eagle Ford Gathering LLC	29.9	—
Cortez Pipeline Company	9.9	11.2
Subsidiary trusts holding solely debentures of Kinder Morgan Kansas, Inc.(a)	—	8.6
All others	46.1	18.0

Total equity investments	4,282.9	3,682.4
Bond investments	8.2	13.2

Total investments	$4,291.1	$3,695.6

(a)	Upon the adoption of Accounting Standards Update No. 2009-17, which amended the codification’s “Consolidation” topic, on January 1, 2010 (ASU 2009-17), our subsidiary trusts holding solely debentures of Kinder Morgan Kansas, Inc. are consolidated into our financial statements. For more information on recent accounting pronouncements, see Note 18.

The increase in the carrying amount of our equity investments, including those of KMP, since December 31, 2009, was primarily due to KMP’s acquisition of a 50% ownership interest in KinderHawk Field Services LLC in May 2010. For further information pertaining to the KinderHawk acquisition, see Note 3 “Acquisitions and Divestitures—Acquisitions from Unrelated Entities—(10) KinderHawk Field Services LLC.”

As shown in the table above, in addition to the investment in KinderHawk Field Services LLC, our significant equity investments, including those of KMP, as of December 31, 2010 consisted of the following:

•

Rockies Express Pipeline LLC—KMP operates and owns a 50% ownership interest in Rockies Express Pipeline LLC, the sole owner of the Rockies Express natural gas pipeline system. The Rockies Express pipeline system began full operations on November 12, 2009 following the completion of its final pipeline segment, Rockies Express-East. The remaining ownership interests in Rockies Express Pipeline LLC are owned by subsidiaries of Sempra Energy and ConocoPhillips.

Effective December 1, 2009, KMP’s ownership interest in Rockies Express Pipeline LLC was reduced to 50% (from 51%), ConocoPhillips’ interest was increased to 25% (from 24%), and minimum voting requirements for most matters was increased to 75% (from 51%) of the member interests. KMP received $31.9 million for the 1% reduction in ownership interest and we included this amount within “Sale or casualty of property, plant and equipment, investments and other net assets, net of removal costs” on our accompanying consolidated statement of cash flows for the year ended December 31, 2009. Sempra Energy continues to own the remaining 25% ownership interest in Rockies Express Pipeline LLC.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Additionally, in 2010 and 2009, KMP made capital contributions of $130.5 million and $1,273.1 million, respectively, to Rockies Express Pipeline LLC and KMP received cash distributions of $208.6 million and $148.8 million, respectively. KMP’s 2009 contributions were primarily made to partially fund both the construction costs for the Rockies Express pipeline system and the repayment of senior notes (which matured in August 2009);

•

NGPL PipeCo LLC—On February 15, 2008, we sold an 80% ownership interest in NGPL PipeCo LLC (formerly MidCon Corp.), which owns Natural Gas Pipeline of America and certain affiliates to Myria Acquisition Inc. (Myria). Pursuant to the purchase agreement, Myria acquired all 800 Class B shares and we retained all 200 Class A shares of NGPL PipeCo LLC. We continue to operate NGPL PipeCo LLC’s assets pursuant to a 15-year operating agreement.

On November 19, 2009, the FERC initiated an investigation, pursuant to Section 5 of the Natural Gas Act, into the justness and reasonableness of the transportation and storage rates as well as the fuel and natural gas lost percentages of NGPL PipeCo LLC’s subsidiary, Natural Gas Pipeline Company of America LLC, referred to as “NGPL.” NGPL reached a settlement in principal with the FERC on April 22, 2010. On June 11, 2010, NGPL filed an offer of settlement, which was approved without modification by the FERC on July 29, 2010. The order approving the settlement has become final and nonappealable. The settlement resolved all issues in the proceeding. The settlement provides that NGPL will reduce its fuel and gas lost and unaccounted for, or “GL&U,” retention factors as of July 1, 2010. The settlement further provides a timeline for additional prospective fuel and GL&U reductions and prospective reductions in the maximum recourse reservation rates that it bills firm transportation and storage shippers.

The events discussed above caused us to reconsider the carrying value of our investment in NGPL PipeCo LLC as of March 31, 2010. A current fair value of an investment that is less than its carrying amount may indicate a loss in value of the investment. The fair value represents the price that would be received to sell the investment in an orderly transaction between market participants. We determined the fair value of the investment in NGPL PipeCo LLC by taking the total fair value of NGPL PipeCo LLC (calculated as discussed below) deducting the fair value of the joint venture debt and multiplying by our 20% ownership interest. We calculated the total fair value of NGPL PipeCo LLC from the present value of the expected future after-tax cash flows of the reporting unit, inclusive of a terminal value, which implies a market multiple of approximately 9.5 times EBITDA (earnings before interest, income taxes, depreciation and amortization) discounted at a rate of 7.4%. The result of our analysis showed that the fair value of our investment in NGPL PipeCo LLC was less than its carrying value. In 2010, we recognized a $430.0 million, pre-tax, non-cash impairment charge included in the caption “Earnings (loss) from equity investments” in our accompanying consolidated statement of income;

•

Midcontinent Express Pipeline LLC—KMP operates and owns a 50% ownership interest in Midcontinent Express Pipeline LLC. It is the sole owner of the Midcontinent Express natural gas pipeline system. The remaining ownership interests in Midcontinent Express Pipeline LLC are owned by Regency Energy Partners LP and Energy Transfer Partners, L.P. Effective May 26, 2010, Energy Transfer Partners, L.P. transferred to Regency Energy Partners LP (i) a 49.9% ownership interest in Midcontinent Express Pipeline LLC and (ii) a one-time right to purchase its remaining 0.1% ownership interest in Midcontinent Express Pipeline LLC on May 26, 2011. As a result of this transfer, Energy Transfer Partners, L.P. now owns a 0.1% ownership interest in Midcontinent Express Pipeline LLC. KMP continues to own the remaining 50% ownership interest in Midcontinent Express Pipeline LLC, and since there was no change in its ownership interest, KMP did not record any equity method adjustments as a result of the ownership change between Regency Energy Partners LP and Energy Transfer Partners, L.P.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Additionally, in 2010 and 2009, KMP made capital contributions of $86.0 million and $664.5 million, respectively, to Midcontinent Express Pipeline LLC to partially fund its pipeline construction and expansion costs. In 2010 and 2009, KMP also received, from Midcontinent Express Pipeline LLC, cash distributions of $72.0 million and $16.2 million, respectively;

•

Plantation Pipe Line Company—KMP operates and owns a 51.17% ownership interest in Plantation Pipe Line Company, the sole owner of the Plantation refined petroleum products pipeline system. An affiliate of ExxonMobil owns the remaining interest. Each investor has an equal number of directors on Plantation’s board of directors, and board approval is required for certain corporate actions that are considered participating rights; therefore, KMP does not control Plantation Pipe Line Company, and it accounts for its investment under the equity method;

•

Red Cedar Gathering Company—KMP owns a 49% ownership interest in the Red Cedar Gathering Company. The remaining 51% interest in Red Cedar is owned by the Southern Ute Indian Tribe. Red Cedar is the sole owner of the Red Cedar natural gas gathering, compression and treating system;

•	Express pipeline system—KMP acquired a 33 1/3% ownership interest in the Express pipeline system from us effective August 28, 2008;

•

Endeavor Gathering LLC—KMP acquired a 40% ownership interest in Endeavor Gathering LLC from GMX Resources Inc. effective November 1, 2009 (discussed in Note 3 “Acquisitions and Divestitures—Acquisitions from Unrelated Entities—(6) Endeavor Gathering LLC”);

•

Eagle Ford Gathering LLC—on May 14, 2010, KMP and Copano Energy, L.L.C. entered into formal agreements for a joint venture to provide natural gas gathering, transportation and processing services to natural gas producers in the Eagle Ford Shale formation in south Texas. KMP named the joint venture Eagle Ford Gathering LLC, and KMP owns a 50% member interest in Eagle Ford Gathering LLC. Copano owns the remaining 50% interest and serves as operator and managing member of Eagle Ford Gathering LLC. For more information on the investment in Eagle Ford, see Items 1 and 2 “Business and Properties—(a) General Development of Business—Recent Developments—Natural Gas Pipelines—KMP” included in our Annual Report on Form 10-K for the year ended December 31, 2010, incorporated by reference; and

•

Cortez Pipeline Company—KMP operates and owns a 50% ownership interest in the Cortez Pipeline Company, the sole owner of the Cortez carbon dioxide pipeline system. A subsidiary of Exxon Mobil Corporation owns a 37% ownership interest and Cortez Vickers Pipeline Company owns the remaining 13% ownership interest.

KMP also owns a 50% ownership interest in Fayetteville Express Pipeline LLC, which was formed in August 2008. Fayetteville Express Pipeline LLC is the sole owner of the Fayetteville Express natural gas pipeline system. Energy Transfer Partners, L.P. operates the Fayetteville Express pipeline system and owns the remaining 50% ownership interest in Fayetteville Express Pipeline LLC. The Fayetteville Express system began interim transportation service on October 12, 2010, and began full operations on January 1, 2011. In 2009, KMP made capital contributions of $103.2 million to Fayetteville Express Pipeline LLC to partially fund its pipeline construction costs. As of December 31, 2010 and 2009, however, KMP had no material net investment in Fayetteville Express Pipeline LLC because in November 2009, Fayetteville Express Pipeline LLC established and made borrowings under its own revolving bank credit facility in order to fund its pipeline development and construction costs and to make distributions to its member owners to reimburse them for prior contributions (including contributions made in 2008). Accordingly, KMP received cash distributions of $115.6 million from Fayetteville Express Pipeline LLC in 2009.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In addition to the investments listed above, KMP’s significant equity investments included a 25% ownership interest in Thunder Creek Gas Services, LLC until it sold its ownership interest to PVR Midstream LLC on April 1, 2008. The divestiture of the investment in Thunder Creek is discussed in Note 3 “Acquisitions and Divestitures—Divestitures—Thunder Creek Gas Services, LLC.”

Our earnings (losses) from equity investments were as follows (in millions):

	Year Ended December 31,
	2010	2009	2008
Rockies Express Pipeline LLC	$87.6	$98.5	$84.9
Midcontinent Express Pipeline LLC	30.1	14.7	0.5
Red Cedar Gathering Company	28.7	24.9	26.7
Cortez Pipeline Company	22.5	22.3	20.8
Plantation Pipe Line Company	20.0	16.5	13.6
KinderHawk Field Services LLC	19.5	—	—
Endeavor Gathering LLC	3.2	0.1	—
Express pipeline system	(3.3)	(4.1)	8.2
NGPL PipeCo LLC(a)	(399.0)	42.5	40.1
Eagle Ford Gathering LLC	—	—	—
Thunder Creek Gas Services, LLC	—	—	1.3
Horizon Pipeline Company	—	—	0.2
All others	4.5	6.5	4.8

Total	$(186.2)	$221.9	$201.1

Amortization of excess costs	$(5.8)	$(5.8)	$(5.7)

(a)	2010 amount includes a non-cash investment impairment charge, which we recorded in the amount of $430.0 million (pre-tax) discussed preceding.

Summarized combined unaudited financial information for our significant equity investments (listed or described above) is reported below (in millions; amounts represent 100% of investee financial information):

	Year Ended December 31,
Income Statement(a)	2010	2009	2008
Revenues	$2,649.3	$2,351.9	$2,170.4
Costs and expenses	2,870.9	1,754.8	1,649.6

Earnings before extraordinary items and cumulative effect of a change in accounting principle	(221.6)	597.1	520.8

Net income	$(221.6)	$597.1	$520.8

	December 31,
Balance Sheet	2010	2009
Current assets	$701.0	$501.8
Non-current assets	17,759.1	16,687.5
Current liabilities	711.8	2,299.7
Non-current liabilities	7,905.4	6,275.6
Partner’/owners’ equity	$9,842.9	$8,614.0

(a)	Amounts exclude NGPL PipeCo LLC earnings prior to the sale of our 80% interest on February 15, 2008.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For information on regulatory matters affecting certain of our equity investments, see Note 17.

As of December 31, 2010 and 2009, our investment amounts also included bond investments totaling $8.2 million and $13.2 million, respectively. These bond investments consisted of certain tax exempt, fixed-income development revenue bonds KMP acquired in the fourth quarter of 2008. Because KMP has both the ability and the intent to hold these debt securities to maturity, we account for these investments at historical cost. KMP acquired its bond investments by issuing notes under the Gulf Opportunity Zone Act of 2005, which are further discussed in Note 8 “Debt—Long-Term Debt—KMP’s Subsidiary Debt—Gulf Opportunity Zone Bonds.”

7. Goodwill and Other Intangibles

Goodwill and Excess Investment Cost

Changes in the gross amounts of our goodwill and accumulated impairment losses for each of the two years ended December 31, 2010 and 2009 are summarized as follows (in millions):

	Products Pipelines— KMP	Natural Gas Pipelines— KMP	CO2—KMP	Terminals— KMP	Kinder Morgan Canada— KMP	Total
Historical Goodwill	$2,116.5	$3,439.4	$1,521.7	$1,450.8	$580.7	$9,109.1
Accumulated impairment losses.	(1,266.5)	(2,090.2)	—	(676.6)	(377.1)	(4,410.4)

Balance as of December 31, 2008	850.0	1,349.2	1,521.7	774.2	203.6	4,698.7
Acquisitions and purchase price adjustment	—	48.6	—	(35.4)	—	13.2
Currency translation adjustments	—	—	—	—	32.4	32.4

Balance as of December 31, 2009	850.0	1,397.8	1,521.7	738.8	236.0	4,744.3
Acquisitions	—	—	—	73.2	—	73.2
Currency translation adjustments	—	—	—	—	13.4	13.4

Balance as of December 31, 2010	$850.0	$1,397.8	$1,521.7	$812.0	$249.4	$4,830.9

For more information on our accounting policies for goodwill, see Note 2 “Summary of Significant Accounting Policies—Goodwill.”

We record the excess of the cost of an acquisition price over the fair value of acquired net assets as an asset on our balance sheet. This amount is referred to and reported separately as “Goodwill” in our accompanying consolidated balance sheets. Goodwill is not subject to amortization but must be tested for impairment at least annually. This test requires us to assign goodwill to an appropriate reporting unit and to determine if the implied fair value of the reporting unit’s goodwill is less than its carrying amount.

We evaluate goodwill for impairment on May 31 of each year. For this purpose, we have six reporting units as follows: (i) Products Pipelines—KMP (excluding associated terminals); (ii) Products Pipelines Terminals—KMP (evaluated separately from Products Pipelines—KMP for goodwill purposes); (iii) Natural Gas Pipelines—KMP; (iv) CO2—KMP; (v) Terminals—KMP and (vi) Kinder Morgan Canada—KMP. There were no impairment charges resulting from our May 31, 2010 impairment testing, and no event indicating an impairment has occurred subsequent to that date.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In the second quarter of 2008, we finalized the purchase price allocation associated with our May 2007 Going Private Transaction, establishing the fair values of our individual assets and liabilities including assigning the associated goodwill to our six reporting units, in each case as of the May 31, 2007 acquisition date. A significant portion of the goodwill that arose in conjunction with this acquisition was determined to be associated with the general partner and significant limited partner interests in KMP (a publicly traded master limited partnership, or “MLP), attributable, in part, to the difference between the market multiples that might be paid to acquire the general partner and limited interests in an MLP and the market multiples that might be paid to acquire the individual assets that comprise that MLP. This market premium is partially attributable to the incentive distribution right that is embedded in the KMP general partner interest for which a separate intangible asset was not recognized in purchase accounting because this right cannot be detached or transferred apart from the entire general partner interest.

In conjunction with our first annual impairment test of the carrying value of this goodwill, performed as of May 31, 2008, we determined that the fair value of certain reporting units that are part of our investment in KMP were less than the carrying values. The fair value of each reporting unit was determined from the present value of the expected future cash flows from the applicable reporting unit (inclusive of a terminal value calculated using market multiples between six and ten times cash flows) discounted at a rate of 9.0%. The value of each reporting unit was determined on a stand-alone basis from the perspective of a market participant and represented the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. Thus, any value generated from the inclusion of these assets in an MLP structure was not captured in the valuation of these reporting units. This resulted in several of the reporting units having fair values less than their carrying values as the incremental value created by the inclusion of these assets in an MLP structure was taken into account in the Going Private Transaction and thus was used in allocating the purchase price. To capture this value at the reporting unit level, we believe it would be necessary to recreate the MLP structure at the reporting unit level. We believe this is not feasible for Kinder Morgan, Inc. or for any market participant, as further discussed below.

Recreating such structure would involve separating each of our reporting units into separate entities so that each reporting unit could be valued on a stand alone basis assuming each such unit was sold as an MLP. Creating separate MLPs would involve significant structural difficulties including potentially numerous adverse state and federal tax consequences to KMP and its unitholders. In addition, it would involve a significant amount of tax, legal and commercial analysis, and based on that analysis may also require customer and/or joint venture consents, lender consents, and regulatory approvals and/or unitholder approval. As a result of these factors, we believe that it is not feasible to apply the MLP structure related value to the individual reporting unit level.

For the reporting units where the fair value was determined to be less than the carrying value, we determined the implied fair value of goodwill. The implied fair value of goodwill within each reporting unit was then compared to the carrying value of goodwill of each such unit, resulting in the following goodwill impairment charges by reporting units: Products Pipelines—KMP (excluding associated terminals) – $1.20 billion, Products Pipelines Terminals—KMP (separate from Products Pipelines—KMP for goodwill impairment purposes)—$70 million, Natural Gas Pipelines—KMP – $2.09 billion, and Terminals—KMP – $677 million, for a total impairment of $4.03 billion. The goodwill impairment charges were non-cash charges and did not have any impact on our cash flows.

With regard to our equity investments in unconsolidated affiliates, in almost all cases, either (i) the price we paid to acquire our share of the net assets of such equity investees or (ii) the revaluation of our share of the net assets of any retained noncontrolling equity investment (from the sale of a portion of our ownership interest in a consolidating subsidiary, thereby losing our controlling financial interest in the subsidiary) differed from the underlying carrying value of such net assets. This differential consists of two pieces. First, an amount related to

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

the difference between the investee’s recognized net assets at book value and at current fair values (representing the appreciated value in plant and other net assets), and secondly, to any premium in excess of fair value (referred to as equity method goodwill) we paid to acquire the investment. We include both amounts within “Investments” on our accompanying consolidated balance sheets.

The first differential, representing the excess of the fair market value of our investees’ plant and other net assets over its underlying book value at either the date of acquisition or the date of the loss of control totaled $166.0 million and $163.2 million as of December 31, 2010 and 2009, respectively. In almost all instances, this differential, relating to the discrepancy between our share of the investee’s recognized net assets at book values and at current fair values, represents our share of undervalued depreciable assets, and since those assets (other than land) are subject to depreciation, we amortize this portion of our investment cost against our share of investee earnings. As of December 31, 2010 this excess investment cost is being amortized over a weighted average life of approximately 27.6 years.

The second differential, representing total unamortized excess cost over underlying fair value of net assets acquired (equity method goodwill) was $283.0 million and $138.2 million as of December 31, 2010 and 2009, respectively. This differential is not subject to amortization but rather to impairment testing. Accordingly, in addition to our annual impairment test of goodwill, we periodically reevaluate the amount at which we carry the excess of cost over fair value of net assets accounted for under the equity method, as well as the amortization period for such assets, to determine whether current events or circumstances warrant adjustments to our carrying value and/or revised estimates of useful lives. Our impairment test considers whether the fair value of the equity investment as a whole, not the underlying net assets, has declined and whether that decline is other than temporary. As of December 31, 2010, we believed no such impairment had occurred and no reduction in estimated useful lives was warranted.

Other Intangibles

Excluding goodwill, our other intangible assets include customer relationships, contracts and agreements, technology-based assets, and lease value. These intangible assets have definite lives and are reported separately as “Other intangibles, net” in our accompanying consolidated balance sheets. Following is information, as of December 31, 2010 and 2009, related to our intangible assets subject to amortization (in millions):

	December 31,
	2010	2009
Customer relationships, contracts and agreements
Gross carrying amount	$424.7	$297.9
Accumulated amortization	(99.9)	(50.9)

Net carrying amount	324.8	247.0

Technology-based assets, lease value and other
Gross carrying amount	16.3	14.1
Accumulated amortization	(1.9)	(1.3)

Net carrying amount	14.4	12.8

Total other intangibles, net	$339.2	$259.8

Our customer relationships, contracts and agreements relate primarily to the Terminals—KMP business segment, and include relationships and contracts for handling and storage of petroleum, chemical, and dry-bulk materials, including oil, gasoline and other refined petroleum products, coal, petroleum coke, fertilizer, steel and

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

ores. The values of these intangible assets were determined by us (often in conjunction with third party valuation specialists) by first, estimating the revenues derived from a customer relationship or contract (offset by the cost and expenses of supporting assets to fulfill the contract), and second, discounting the revenues at a risk adjusted discount rate. The increase in the carrying amount of our customer relationships, contracts and agreements since December 31, 2009 was mainly due to the acquisition of intangibles included in our purchase of terminal assets from US Development Group LLC and Slay Industries, discussed in Note 3.

We amortize the costs of our intangible assets to expense in a systematic and rational manner over their estimated useful lives. Among the factors we weigh, depending on the nature of the asset, are the effect of obsolescence, new technology, and competition. For each of the years ended December 31, 2010, 2009 and 2008, the amortization expense on our intangibles totaled $49.6 million, $21.1 million and $19.2 million, respectively. These expense amounts primarily consisted of amortization of our customer relationships, contracts and agreements. Our estimated amortization expense for our intangible assets for each of the next five fiscal years (2011 – 2015) is approximately $43.6 million, $38.2 million, $34.3 million, $30.9 million and $28.0 million, respectively.

The life of each intangible asset is based either on the life of the corresponding customer contract or agreement or, in the case of a customer relationship intangible (the life of which was determined by an analysis of all available data on that business relationship), the length of time used in the discounted cash flow analysis to determine the value of the customer relationship. As of December 31, 2010, the weighted average amortization period for our intangible assets was approximately 11.6 years.

8. Debt

Our balances of debt are classified based on the contractual maturity dates of the underlying debt instruments. We defer costs associated with debt issuance over the applicable term. These costs are then amortized as interest expense in our accompanying consolidated statements of income. The net carrying amount of Kinder Morgan Kansas, Inc.’s debt (including both short-term and long-term amounts and excluding the value of interest rate swap agreements) as of December 31, 2010 and 2009 was $3,623.8 million (including the $750.0 million of 5.35% Kinder Morgan Finance Company, LLC’s senior notes paid on January 5, 2011) and $3,044.3 million, respectively. The weighted average interest rate on all of Kinder Morgan Kansas, Inc. and its subsidiaries’ (excluding KMP and its subsidiaries’) borrowings was approximately 5.01% during 2010 and 5.45% during 2009. Our net carrying amount of KMP’s debt (including both short-term and long-term amounts and excluding the value of interest rate swap agreements) as of December 31, 2010 and 2009 was $11,546.1 million and $10,604.1 million, respectively. The weighted average interest rate on all of KMP’s borrowings was approximately 4.35% during 2010 and 4.57% during 2009.

Short-Term Debt

Kinder Morgan Kansas, Inc.’s outstanding short-term debt as of December 31, 2010 was $750.0 million, which consisted of its 5.35% series senior notes that matured on January 5, 2011. KMP’s outstanding short-term debt as of December 31, 2010 was $1,263.3 million. The balance consisted of (i) $700.0 million in principal amount of KMP’s 6.75% senior notes due March 15, 2011 (including purchase accounting adjustments, the notes had a carrying amount of $700.9 million); (ii) $522.1 million of KMP’s commercial paper borrowings; (iii) $23.7 million in principal amount of tax-exempt bonds that mature on April 1, 2024, but are due on demand pursuant to certain standby purchase agreement provisions contained in the bond indenture (KMP’s subsidiary Kinder Morgan Operating L.P. “B” is the obligor on the bonds); (iv) a $9.4 million portion of a 5.40% long-term note payable (KMP’s subsidiaries Kinder Morgan Operating L.P. “A” and Kinder Morgan Canada Company are the obligors on the note) and (v) a $7.2 million portion of 5.23% long-term senior notes (KMP’s subsidiary Kinder Morgan Texas Pipeline, L.P. is the obligor on the notes).

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Kinder Morgan Kansas, Inc.’s outstanding short-term debt as of December 31, 2009 was $172.1 million. The balance consisted of (i) $171.0 million in outstanding borrowings under Kinder Morgan Kansas, Inc.’s senior secured credit facility and (ii) $1.1 million remaining portion of Kinder Morgan Kansas, Inc.’s 6.50% series debentures, due September 1, 2013. KMP’s outstanding short-term debt as of December 31, 2010 was $596.6 million. The balance consisted of (i) $300.0 million in outstanding borrowings under KMP’s bank credit facility discussed following; (ii) $250.0 million in principal amount of KMP’s 7.50% senior notes that matured on November 1, 2010 (including unamortized discounts and purchase accounting adjustments, the notes had a carrying amount of $251.9 million); (iii) $23.7 million in principal amount of tax-exempt bonds due from KMP’s subsidiary Kinder Morgan Operating L.P. “B;” (iv) an $8.9 million portion of the 5.40% long-term note payable due from KMP’s subsidiaries Kinder Morgan Operating L.P. “A” and Kinder Morgan Canada Company; (v) a $6.8 million portion of the 5.23% senior notes due from KMP’s subsidiary Kinder Morgan Texas Pipeline, L.P. and (vi) $5.3 million in principal amount of adjustable rate industrial development revenue bonds that matured on January 1, 2010 (the bonds were issued by the Illinois Development Finance Authority and KMP’s subsidiary Arrow Terminals L.P. was the obligor on the bonds).

Credit Facilities

	As of December 31, 2010
	Short-term Notes Payable	Weighted- Average Interest Rate
	(In millions)
Kinder Morgan Kansas, Inc.—Secured debt(a)	$—	—%
KMP—Unsecured debt(b)	$522.1	0.67%

(a)	The average short-term debt outstanding (and related weighted-average interest rate) was $203.0 million (1.74%) during the year ended December 31, 2010.
(b)	The average short-term debt outstanding (and related weighted-average interest rate) was $542.1 million (0.77%) during the year ended December 31, 2010.

Kinder Morgan Kansas, Inc.’s $1.0 billion six-year senior secured revolving credit facility matures on May 30, 2013 and includes a sublimit of $300 million for the issuance of letters of credit and a sublimit of $50 million for swingline loans. Kinder Morgan Kansas, Inc. does not have a commercial paper program. As of December 31, 2009, there were $171.0 million in borrowings outstanding under Kinder Morgan Kansas, Inc.’s credit facility and the weighted average interest on these borrowings was 1.61%.

As of December 31, 2010, the amount available for borrowing under Kinder Morgan Kansas, Inc.’s credit facility was reduced by $40.6 million consisting of four letters of credit required under provisions of Kinder Morgan Kansas, Inc.’s property and casualty, workers’ compensation and general liability insurance policies.

The applicable margin for the revolving credit facility is subject to change pursuant to a leverage-based pricing grid. In addition, the credit agreement provides for customary commitment fees and letter of credit fees under the revolving credit facility. The credit agreement contains customary terms and conditions and is unconditionally guaranteed by each of Kinder Morgan Kansas, Inc.’s wholly owned material domestic restricted subsidiaries, to the extent permitted by applicable law and contract. Voluntary prepayments can be made at any time on revolving credit loans and swingline loans, in each case without premium or penalty, and on LIBOR Loans (as defined in the credit agreement) on the interest payment date without premium or penalty.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Kinder Morgan Kansas, Inc.’s credit facility included the following restrictive covenants as of December 31, 2010:

•	total debt divided by earnings before interest, income taxes, depreciation and amortization may not exceed 6.00: 1.00;

•	certain limitations on indebtedness, including payments and amendments;

•	certain limitations on entering into mergers, consolidations, sales of assets and investments;

•	limitations on granting liens; and

•	prohibitions on making any dividend to shareholders if an event of default exists or would exist upon making such dividend.

On June 23, 2010, KMP successfully renegotiated its previous $1.79 billion five-year unsecured revolving bank credit facility that was due August 18, 2010, replacing it with a new $2.0 billion three-year, senior unsecured revolving credit facility that expires June 23, 2013. Similar to its previous facility, KMP’s $2.0 billion credit facility is with a syndicate of financial institutions, and the facility permits KMP to obtain bids for fixed rate loans from members of the lending syndicate. Wells Fargo Bank, National Association is the administrative agent, and borrowings under the credit facility can be used for general partnership purposes and as a backup for KMP’s commercial paper program. KMP had no borrowings under the credit facility as of December 31, 2010. As of December 31, 2009, the outstanding balance under its previous $1.79 billion credit facility was $300.0 million, and the weighted average interest rate on these borrowings was 0.59%.

The covenants of this senior unsecured revolving credit facility are substantially similar to the covenants of KMP’s previous facility; however, the interest rates for borrowing under this facility have increased from its previous facility. Interest on KMP’s credit facility accrues at its option at a floating rate equal to either (i) the administrative agent’s base rate (but not less than the Federal Funds Rate, plus 0.5%) or (ii) LIBOR, plus a margin, which varies depending upon the credit rating of its long-term senior unsecured debt. The credit facility can be amended to allow for borrowings of up to $2.3 billion.

As of December 31, 2010, the amount available for borrowing under KMP’s credit facility was reduced by a combined amount of $758.9 million, consisting of $522.1 million of commercial paper borrowings and $236.8 million of letters of credit, consisting of: (i) a $100.0 million letter of credit that supports certain proceedings with the California Public Utilities Commission involving refined products tariff charges on the intrastate common carrier operations of KMP’s Pacific operations’ pipelines in the state of California; (ii) a combined $87.9 million in three letters of credit that support tax-exempt bonds; (iii) a $16.2 million letter of credit that supports debt securities issued by the Express pipeline system; (iv) a $16.1 million letter of credit that supports KMP’s indemnification obligations on the Series D note borrowings of Cortez Capital Corporation and (v) a combined $16.6 million in other letters of credit supporting other obligations of KMP and its subsidiaries.

Additionally, KMP’s $2.0 billion credit facility included the following restrictive covenants as of December 31, 2010:

•	total debt divided by earnings before interest, income taxes, depreciation and amortization for the preceding four quarters may not exceed:

•

5.5, in the case of any such period ended on the last day of (i) a fiscal quarter in which KMP makes any Specified Acquisition (as defined in the credit facility) or (ii) the first or second fiscal quarter next succeeding such a fiscal quarter; or

•	5.0, in the case of any such period ended on the last day of any other fiscal quarter;

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•	certain limitations on entering into mergers, consolidations and sales of assets;

•	limitations on granting liens; and

•	prohibitions on making any distribution to holders of units if an event of default exists or would exist upon making such distribution.

In addition to normal repayment covenants, under the terms of KMP’s credit facility, the occurrence at any time of any of the following would constitute an event of default: (i) KMP’s failure to make required payments of any item of indebtedness or any payment in respect of any hedging agreement, provided that the aggregate outstanding principal amount for all such indebtedness or payment obligations in respect of all hedging agreements is equal to or exceeds $75 million; (ii) KMP’s general partner’s failure to make required payments of any item of indebtedness, provided that the aggregate outstanding principal amount for all such indebtedness is equal to or exceeds $75 million; (iii) adverse judgments rendered against KMP for the payment of money in an aggregate amount in excess of $75 million, if this same amount remains undischarged for a period of thirty consecutive days during which execution shall not be effectively stayed and (iv) voluntary or involuntary commencements of any proceedings or petitions seeking KMP’s liquidation, reorganization or any other similar relief under any federal, state or foreign bankruptcy, insolvency, receivership or similar law.

Other than the relatively non-restrictive negative covenants and events of default in KMP’s credit facility, there are no provisions protecting against a situation where KMP is unable to terminate an agreement with a counterparty who is facing an impending financial collapse, and such collapse may be hastened due to cross-defaults. Also, KMP’s credit facility does not contain a material adverse change clause coupled with a lockbox provision; however, the facility does provide that the margin KMP will pay with respect to borrowings, and the facility fee that it will pay on the total commitment, will vary based on its senior debt credit rating. None of KMP’s debt is subject to payment acceleration as a result of any change to its credit ratings.

Commercial Paper Program

KMP’s commercial paper program provides for the issuance of $2 billion of commercial paper. On October 13, 2008, Standard & Poor’s Ratings Services lowered KMP’s short-term credit rating to A-3 from A-2, and on May 6, 2009, Moody’s Investors Service, Inc. downgraded KMP’s commercial paper rating to Prime-3 from Prime-2 and assigned a negative outlook to KMP’s long-term credit rating. As a result of these revisions and the commercial paper market conditions, KMP was unable to access commercial paper borrowings throughout 2009.

However, on February 25, 2010, Standard & Poor’s revised its outlook on KMP’s long-term credit rating to stable from negative, affirmed KMP’s long-term credit rating at BBB, and raised KMP’s short-term credit rating to A-2 from A-3. The rating agency’s revisions reflected its expectations that KMP’s financial profile will improve due to lower guaranteed debt obligations and higher expected cash flows associated with the completion and start-up of KMP’s 50%-owned Rockies Express and Midcontinent Express natural gas pipeline systems and its fully-owned Kinder Morgan Louisiana natural gas pipeline system. Due to this favorable change in KMP’s short-term credit rating it resumed issuing commercial paper in March 2010. In the near term, KMP expects that its short-term liquidity and financing needs will be met through a combination of borrowings made under its bank credit facility and commercial paper program.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Long-Term Debt

Kinder Morgan Kansas, Inc.’s long-term debt balance, excluding the value of interest rate swaps, at December 31, 2010 and 2009 was $2,873.8 million and $2,872.2 million, respectively. KMP’s long-term debt balance, excluding the value of interest rate swaps, at December 31, 2010 and 2009 was $10,282.8 million and $10,007.5 million, respectively. The balances consisted of the following (in millions).

	December 31,
	2010	2009
Kinder Morgan Kansas, Inc.
Debentures
6.50% series, due September 1, 2013	$—	$1.1
6.67% series, due November 1, 2027	7.0	7.0
7.25% series, due March 1, 2028	32.0	32.0
7.45% series, due March 1, 2098	25.9	25.9
Senior Notes
6.50% series, due September 1, 2012	841.8	844.1
5.15% series, due March 1, 2015	238.0	235.6
Deferrable Interest Debentures Issued to Subsidiary Trusts
8.56% junior subordinated deferrable interest debentures due April 15, 2027(a)	—	15.8
7.63% junior subordinated deferrable interest debentures due April 15, 2028(a)	—	19.9
Bank credit facility borrowings	—	171.0
Kinder Morgan Finance Company, LLC
5.35% series, due January 5, 2011	750.0	745.9
5.70% series, due January 5, 2016	817.0	811.6
6.00% series, due January 15, 2018	750.0	—
6.40% series, due January 5, 2036	35.1	34.4
Subsidiary Trusts
Preferred Capital Trust Securities
8.56% K N Capital Trust I due April 15, 2027(a)	12.7	—
7.63% K N Capital Trust III due April 15, 2028(a)	14.4	—
Kinder Morgan G.P., Inc.
$1,000 Liquidation Value Series A Fixed-to-Floating Rate Term Cumulative Preferred Stock	100.0	100.0
Unamortized Debt Discount on Long-term Debt	(0.1)	—
Current Maturities of Long-term Debt	(750.0)	(172.1)

Total Long-term Debt—Kinder Morgan Kansas, Inc.	$2,873.8	$2,872.2

Kinder Morgan Energy Partners, L.P. borrowings
7.50% senior notes due November 1, 2010	$—	$251.8
6.75% senior notes due March 15, 2011	700.9	704.3
7.125% senior notes due March 15, 2012	453.6	456.2
5.85% senior notes due September 15, 2012	500.0	500.0
5.00% senior notes due December 15, 2013	494.5	492.8
5.125% senior notes due November 15, 2014	493.1	491.7
5.625% senior notes due February 15, 2015	300.0	300.0
6.00% senior notes due February 1, 2017	598.2	598.0
5.95% senior notes due February 15, 2018	975.0	975.0
9.00% senior notes due February 1, 2019(b)	500.0	500.0
6.85% senior notes due February 15, 2020	700.0	700.0
5.30% senior notes due September 15, 2020	600.0	—
5.80% senior notes due March 1, 2021	400.0	400.0

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	December 31,
	2010	2009
7.40% senior notes due March 15, 2031	309.9	310.1
7.75% senior notes due March 15, 2032	315.8	316.1
7.30% senior notes due August 15, 2033	513.4	513.7
5.80% senior notes due March 15, 2035	478.0	477.7
6.50% senior notes due February 1, 2037	395.9	395.8
6.95% senior notes due January 15, 2038	1,175.0	1,175.0
6.50% senior notes due September 1, 2039	600.0	600.0
6.55% senior notes due September 15, 2040	400.0	—
Bank credit facility borrowings	522.1	300.0
Subsidiary borrowings:
Arrow Terminals L.P.-IL Development Revenue Bonds due January 1, 2010	—	5.3
Kinder Morgan Louisiana Pipeline LLC-6.0% LA Development Revenue note due January 1, 2011	—	5.0
Kinder Morgan Operating L.P. “A”-5.40% BP note, due March 31, 2012	10.2	14.9
Kinder Morgan Canada Company-5.40% BP note, due March 31, 2012	9.0	13.2
Kinder Morgan Texas Pipeline, L.P.-5.23% Senior Notes, due January 2, 2014	23.6	30.5
Kinder Morgan Liquids Terminals LLC-N.J. Development Revenue Bonds due January 15, 2018	25.0	25.0
Kinder Morgan Columbus LLC-5.50% MS Development Revenue note due September 1, 2022	8.2	8.2
Kinder Morgan Operating L.P. “B”-Jackson-Union Cos. IL Revenue Bonds due April 1, 2024	23.7	23.7
International Marine Terminals-Plaquemines, LA Revenue Bonds due March 15, 2025	40.0	40.0
Other miscellaneous subsidiary debt	1.3	1.3
Unamortized Debt Discount on Long-term Debt	(20.3)	(21.2)
Current Maturities of Long-term Debt	(1,263.3)	(596.6)

Total Long-term Debt—KMP	$10,282.8	$10,007.5

(a)	As a result of the implementation of ASU 2009-17, effective January 1, 2010, we (i) include the transactions and balances of our business trust, K N Capital Trust I and K N Capital Trust III, in our consolidated financial statements and (ii) no longer include our Junior Subordinated Deferrable Interest Debentures issued to the Capital Trusts (see Note 18 “Recent Accounting Pronouncements”).
(b)	KMP issued its $500 million in principal amount of 9.00% senior notes due February 1, 2019 in December 2008. Each holder of the notes has the right to require KMP to repurchase all or a portion of the notes owned by such holder on February 1, 2012 at a purchase price equal to 100% of the principal amount of the notes tendered by the holder plus accrued and unpaid interest to, but excluding, the repurchase date. On and after February 1, 2012, interest will cease to accrue on the notes tendered for repayment. A holder’s exercise of the repurchase option is irrevocable.

Kinder Morgan Kansas, Inc.

The 2028 and 2098 debentures and the 2012 and 2015 senior notes are redeemable in whole or in part, at Kinder Morgan Kansas, Inc.’s option at any time, at redemption prices defined in the associated prospectus supplements. The 2027 debentures are redeemable in whole or in part, at Kinder Morgan Kansas, Inc.’s option after November 1, 2004 at redemption prices defined in the associated prospectus supplements.

On September 2, 2010, Kinder Morgan Kansas, Inc. paid the remaining $1.1 million principal balance outstanding on Kinder Morgan Kansas, Inc.’s 6.50% series debentures, due 2013.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Kinder Morgan Finance Company, LLC

On December 20, 2010, Kinder Morgan Finance Company, LLC, a wholly owned subsidiary of Kinder Morgan Kansas, Inc., completed a public offering of senior notes. It issued a total of $750 million in principal amount of 6.00% senior notes due January 15, 2018. Net proceeds received from the issuance of the notes, after underwriting discounts and commissions, were $744.2 million, which were used to retire the principal amount of the 5.35% senior notes that matured on January 5, 2011.

The 2011, 2016, 2018 and 2036 senior notes issued by Kinder Morgan Finance Company, LLC are redeemable in whole or in part, at Kinder Morgan Kansas, Inc.’s option at any time, at redemption prices defined in the associated prospectus supplements. Each series of these notes is fully and unconditionally guaranteed by Kinder Morgan Kansas, Inc. on a senior unsecured basis as to principal, interest and any additional amounts required to be paid as a result of any withholding or deduction for Canadian taxes.

Capital Trust Securities

Kinder Morgan Kansas, Inc.’s business trusts, K N Capital Trust I and K N Capital Trust III, are obligated for $12.7 million of 8.56% Capital Trust Securities maturing on April 15, 2027 and $14.4 million of 7.63% Capital Trust Securities maturing on April 15, 2028, respectively, which it guarantees. The 2028 Securities are redeemable in whole or in part, at Kinder Morgan Kansas, Inc.’s option at any time, at redemption prices as defined in the associated prospectus. The 2027 Securities are redeemable in whole or in part at Kinder Morgan Kansas, Inc.’s option and at any time in certain limited circumstances upon the occurrence of certain events and at prices, all defined in the associated prospectus supplements. Upon redemption by Kinder Morgan Kansas, Inc. or at maturity of the Junior Subordinated Deferrable Interest Debentures, it must use the proceeds to make redemptions of the Capital Trust Securities on a pro rata basis.

KMP

All of KMP’s fixed rate senior notes provide that it may redeem the notes at any time at a price equal to 100% of the principal amount of the notes plus accrued interest to the redemption date plus a make-whole premium.

On May 19, 2010, KMP completed a public offering of senior notes. KMP issued a total of $1 billion in principal amount of senior notes in two separate series, consisting of $600 million of 5.30% notes due September 15, 2020, and $400 million of 6.55% notes due September 15, 2040. KMP received proceeds from the issuance of the notes, after underwriting discounts and commissions, of $993.1 million and KMP used the proceeds to reduce the borrowings under its commercial paper program and its bank credit facility.

In addition, on November 1, 2010, KMP paid $250 million to retire the principal amount of its 7.50% senior notes that matured on that date. KMP borrowed the necessary funds under its commercial paper program.

During 2009, KMP completed two separate public offerings of senior notes. With regard to these offerings, KMP received proceeds, net of underwriting discounts and commissions, as follows: (i) $993.3 million from a May 14, 2009 public offering of a total of $1 billion in principal amount of senior notes, consisting of $300 million of 5.625% notes due February 15, 2015, and $700 million of 6.85% notes due February 15, 2020 and (ii) $987.4 million from a September 16, 2009 public offering of a total of $1 billion in principal amount of senior notes, consisting of $400 million of 5.80% notes due March 1, 2021 and $600 million of 6.50% notes due September 1, 2039. KMP used the proceeds from all of its 2009 debt offerings to reduce borrowings under its bank credit facility.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In addition, on February 1, 2009, KMP paid $250 million to retire the principal amount of its 6.30% senior notes that matured on that date. KMP borrowed the necessary funds under its bank credit facility.

Interest Rate Swaps

Information on our interest rate swaps is contained in Note 13 “Risk Management—Interest Rate Risk Management.”

KMP’s Subsidiary Debt

KMP’s subsidiaries are obligors on the following debt. The agreements governing these obligations contain various affirmative and negative covenants and events of default. KMP does not believe that these provisions will materially affect distributions to its partners.

Arrow Terminals L.P. Debt

On January 1, 2010, KMP’s subsidiary Arrow Terminals L.P. paid the $5.3 million outstanding principal amount of its Adjustable Rate Industrial Development Revenue Bonds issued by the Illinois Development Finance Authority that matured on that date, and following its repayment, Arrow Terminals L.P. had no outstanding debt.

Kinder Morgan Operating L.P. “A” Debt

Effective January 1, 2007, KMP acquired the remaining approximately 50.2% interest in the Cochin pipeline system that it did not already own. As part of the purchase price consideration, two of KMP’s subsidiaries issued a long-term note payable to the seller having a fair value of $42.3 million. KMP valued the debt equal to the present value of amounts to be paid, determined using an annual interest rate of 5.40%. KMP’s subsidiaries Kinder Morgan Operating L.P. “A” and Kinder Morgan Canada Company are the obligors on the note, and the principal amount of the note, along with interest, is due in five annual installments of $10.0 million beginning March 31, 2008. The third installment was paid on March 31, 2010, and as of December 31, 2010, the net present value of the note (representing the outstanding balance included as debt on our accompanying consolidated balance sheet) was $19.2 million. As of December 31, 2009, the net present value of the note was $28.1 million.

Kinder Morgan Texas Pipeline, L.P. Debt

KMP’s subsidiary, Kinder Morgan Texas Pipeline, L.P. is the obligor on a series of unsecured senior notes, which were assumed on August 1, 2005 when it acquired a natural gas storage facility located in Liberty County, Texas from a third party. The notes have a fixed annual stated interest rate of 8.85%; however, it valued the debt equal to the present value of amounts to be paid determined using an approximate interest rate of 5.23%. The assumed principal amount, along with interest, is due in monthly installments of approximately $0.7 million, and the final payment is due January 2, 2014. During 2010, KMP paid a combined principal amount of $6.9 million, and as of December 31, 2010 and 2009 Kinder Morgan Texas Pipeline L.P.’s outstanding balance under the senior notes was $23.6 million and $30.5 million, respectively. Additionally, the unsecured senior notes may be prepaid at any time in amounts of at least $1.0 million and at a price equal to the higher of par value or the present value of the remaining scheduled payments of principal and interest on the portion being prepaid.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Kinder Morgan Liquids Terminals LLC Debt

KMP’s subsidiary, Kinder Morgan Liquids Terminals LLC is the obligor on $25.0 million of Economic Development Revenue Refunding Bonds issued by the New Jersey Economic Development Authority. These bonds have a maturity date of January 15, 2018. Interest on these bonds is computed on the basis of a year of 365 or 366 days, as applicable, for the actual number of days elapsed during Commercial Paper, Daily or Weekly Rate Periods and on the basis of a 360-day year consisting of twelve 30-day months during a Term Rate Period. As of December 31, 2010, the interest rate was 0.29%. KMP has an outstanding letter of credit issued by Citibank in the amount of $25.4 million that backs-up the $25.0 million principal amount of the bonds and $0.4 million of interest on the bonds for up to 46 days computed at 12% on a per annum basis on the principal thereof.

Kinder Morgan Operating L.P. “B” Debt

KMP’s subsidiary Kinder Morgan Operating L.P. “B” is the obligor of a principal amount of $23.7 million of tax-exempt bonds due April 1, 2024. The bonds were issued by the Jackson-Union Counties Regional Port District, a political subdivision embracing the territories of Jackson County and Union County in the state of Illinois. These variable rate demand bonds bear interest at a weekly floating market rate and are backed-up by a letter of credit issued by Wells Fargo.

The bond indenture also contains certain standby purchase agreement provisions which allow investors to put (sell) back their bonds at par plus accrued interest. As of December 31, 2010, the interest rate on these bonds was 0.38%. KMP’s outstanding letter of credit issued by Wells Fargo totaled $24.1 million, which backs-up a principal amount of $23.7 million and $0.4 million of interest on the bonds for up to 55 days computed at 12% per annum on the principal amount thereof.

International Marine Terminals Debt

KMP owns a 66 2/3% interest in the International Marine Terminals (IMT) partnership. The principal assets owned by IMT are dock and wharf facilities financed by the Plaquemines Port, Harbor and Terminal District (Louisiana) $40.0 million Adjustable Rate Annual Tender Port Facilities Revenue Refunding Bonds (International Marine Terminals Project) Series 1984A and 1984B. As of December 31, 2010, the interest rate on these bonds was 1.20%.

On March 15, 2005, these bonds were refunded and the maturity date was extended from March 15, 2006 to March 15, 2025. No other changes were made under the bond provisions. The bonds are backed by two letters of credit issued by Wells Fargo. On March 19, 2002, an Amended and Restated Letter of Credit Reimbursement Agreement relating to the letters of credit in the amount of $45.5 million was entered into by IMT and KBC Bank. In connection with that agreement, KMP agreed to guarantee the obligations of IMT in proportion to its ownership interest. KMP’s obligation is approximately $30.3 million for principal, plus interest and other fees.

Gulf Opportunity Zone Bonds

To help fund its business growth in the states of Mississippi and Louisiana, KMP completed the purchase of a combined $13.2 million in principal amount of tax exempt revenue bonds in two separate transactions in December 2008. To acquire its investment, two of KMP’s subsidiaries issued notes with identical terms under the Gulf Opportunity Zone Act of 2005. The notes consisted of the following: (i) $8.2 million in principal amount of 5.5% Development Revenue Bonds issued by the Mississippi Business Finance Corporation (MBFC), a public, non-profit corporation that coordinates a variety of resources used to assist business and industry in the state of Mississippi and (ii) $5.0 million in principal amount of 6.0% Development Revenue Bonds issued by the Louisiana Community Development Authority (LCDA), a political subdivision of the state of Louisiana.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Mississippi revenue bonds mature on September 1, 2022, and both principal and interest is due in full at maturity. KMP holds an option to redeem in full (and settle the note payable to MBFC) the principal amount of bonds it holds without penalty after one year. KMP redeemed the Louisiana revenue bonds in December 2010 (by settling its $5.0 million note payable to LCDA), and it replaced this investment with a new investment of $100.0 million in principal amount of Development Revenue Bonds that mature on December 1, 2040 and pay interest at a rate equal to one-month LIBOR plus 1.75%. KMP paid for this investment by issuing a $100.0 million note payable to LCDA with identical terms, and for this bond issuance, KMP elected to offset its borrowing against the investment it acquired.

Kinder Morgan G.P., Inc. Preferred Shares

As of December 31, 2010, Kinder Morgan G.P., Inc. had outstanding 100,000 shares of its $1,000 Liquidation Value Series A Fixed-to-Floating Rate Term Cumulative Preferred Stock due 2057. Until August 18, 2012, dividends will accumulate, commencing on the issue date, at a fixed rate of 8.33% per annum and will be payable quarterly in arrears, when and if declared by Kinder Morgan G.P., Inc.’s Board of Directors, on February 18, May 18, August 18 and November 18 of each year, beginning November 18, 2007. After August 18, 2012, dividends on the preferred stock will accumulate at a floating rate of the 3-month LIBOR plus 3.8975% and will be payable quarterly in arrears, when and if declared by Kinder Morgan G.P., Inc.’s Board of Directors, on February 18, May 18, August 18 and November 18 of each year, beginning November 18, 2012. The preferred stock has approval rights over a commencement of or filing of voluntary bankruptcy by KMP or its SFPP, L.P. or Calnev Pipe Line LLC subsidiaries.

During 2010, $8.3 million in cash dividends, or $83.30 per share, was paid on Kinder Morgan G.P. Inc.’s Series A Fixed-to-Floating Rate Term Cumulative Preferred Stock. On January 19, 2011, Kinder Morgan G.P., Inc.’s Board of Directors declared a quarterly cash dividend on its Series A Fixed-to-Floating Rate Term Cumulative Preferred Stock of $20.825 per share that was paid on February 18, 2011 to shareholders of record as of January 31, 2011.

Maturities of Debt

The scheduled maturities of our outstanding debt balances, including purchase accounting adjustments and excluding the value of interest rate swaps, as of December 31, 2010, are summarized as follows (in millions):

Year	Kinder Morgan Kansas, Inc	KMP
2011	$750.0	$1,263.3
2012	841.8	1,470.7
2013	—	502.1
2014	—	493.7
2015	238.0	299.9
Thereafter	1,794.0	7,516.4

Total	$3,623.8	$11,546.1

Subsequent Events

On January 5, 2011, Kinder Morgan Finance Company, LLC, a wholly owned subsidiary of Kinder Morgan Kansas, Inc., paid $750.0 million to retire the principal amount of its 5.35% senior notes that matured on that date using proceeds from the December 2010 issuance of $750.0 million of its 6.00% senior notes due January 15, 2018.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In January 2011, KMP terminated a previously issued $55.0 million letter of credit issued by Deutsche Bank to support its pipeline and terminal operations in Canada. Specifically, this letter of credit supported the operations of the Kinder Morgan Canada—KMP business segment owned by its subsidiary KMEP Canada ULC. To replace this letter of credit, on January 6, 2011, KMP entered into a credit agreement with The Toronto-Dominion Bank that allows it to obtain the issuance of letters of credit up to a limit of C$70.0 million to support the Canadian operations. Each letter of credit issued pursuant to this credit agreement will expire one year after issuance or, in the case of any renewal or extension, one year after such renewal or extension. As of February 14, 2011, letters of credit having a combined face amount of C$50.7 million have been issued pursuant to this credit agreement.

9. Share-based Compensation and Employee Benefits

Share-based Compensation

Kinder Morgan, Inc. (Formerly Kinder Morgan Holdco LLC)

We completed an initial public offering in February 2011 as discussed further in Note 10 “Members’ Equity—Subsequent Events—Initial Public Offering.” The following discussion of our equity interests is based on the classes of ownership interests outstanding as of December 31, 2010 and 2009.

Our limited liability company agreement created three classes of ownership interests or units: Class A units, Class A-1 Units and Class B Units. For further information, see Note 10 “Members’ Equity.” The Class A-1 Units were granted to certain members of management. The Class B units were granted to certain members of management as a replacement to previous incentive compensation programs. The granting of both the Class A-1 Units and the Class B Units are being accounted for as equity awards.

Class A-1 Units

Class A-1 Units entitled the holder to receive a distribution once certain other distribution criteria had been met. A total of 27,570,736 Class A-1 Units (including phantom Class A-1 Units) were authorized and outstanding as of December 31, 2010 and 2009, all of which were granted as of the close of the Going Private Transaction. Class A-1 Units may be purchased, under certain circumstances including a service condition, by KMI for no consideration for a period of four years from the date of issuance. As the A-1 units were equity interests in KMI, a private limited liability company at that time, a discounted cash flow analysis was prepared to determine a grant date fair value of these awards of $6.2 million. This grant date fair value is being amortized over the 4 year requisite service period. During each of the years ended December 31, 2010, 2009 and 2008, we recognized compensation expense with respect to such units, however, we have no obligation, nor do we expect to pay any amounts in respect of such units.

Class B Units

Class B Units entitled the holder to receive a distribution once certain other distribution criteria had been met. A total of 1,978,513,629 Class B Units (including phantom Class B Units) were granted as of the close of the Going Private Transaction or shortly thereafter. Class B Units were subject to time vesting where one third of each grant time vested or was to time vest, as applicable, on the third, fourth, and fifth anniversary of the date of issuance. As the Class B units were equity interests in KMI, a private limited liability company at that time, a discounted cash flow analysis was prepared to determine a grant date fair value of these awards of $23.0 million. This grant date fair value is being amortized over the 5 year requisite service period with one third of the total fair value being amortized over 3, 4 and 5 years, respectively. During the years ended December 31, 2010, 2009

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

and 2008, we amortized $4.5 million, $6.0 million and $6.0 million with respect to such units, however, we have no obligation, nor do we expect to pay any amounts in respect to such units. As of January 1, 2009, there were 1,977,524,373 Class B units outstanding. During 2009 there were 8,903,310 Class B units granted and 7,914,054 Class B units forfeited and as of December 31, 2009, 1,978,513,629 Class B units were outstanding. During 2010 there were no Class B units granted or forfeited and 1,978,513,629 were outstanding as of December 31, 2010.

Kinder Morgan Energy Partners, L.P.

KMP has two common unit-based compensation plans: The Directors’ Unit Appreciation Rights Plan and the Kinder Morgan Energy Partners, L.P. Common Unit Compensation Plan for Non-Employee Directors.

The Directors’ Unit Appreciation Rights Plan was established on April 1, 2003. Pursuant to this plan, and on this date of adoption, each of KMR’s then three non-employee directors was granted 7,500 common unit appreciation rights. In addition, 10,000 common unit appreciation rights were granted to each of KMR’s then three non-employee directors on January 21, 2004, at the first meeting of the board in 2004. During the first board meeting of 2005, the plan was terminated and replaced by the Kinder Morgan Energy Partners, L.P. Common Unit Compensation Plan for Non-Employee Directors (discussed following); however, all unexercised awards made under the plan remain outstanding.

Upon the exercise of unit appreciation rights, KMP will pay, within thirty days of the exercise date, the participant an amount of cash equal to the excess, if any, of the aggregate fair market value of the unit appreciation rights exercised as of the exercise date over the aggregate award price of the rights exercised. The fair market value of one unit appreciation right as of the exercise date will be equal to the closing price of one common unit on the New York Stock Exchange on that date. The award price of one unit appreciation right will be equal to the closing price of one common unit on the New York Stock Exchange on the date of grant. Proceeds, if any, from the exercise of a unit appreciation right granted under the plan will be payable only in cash (that is, no exercise will result in the issuance of additional common units) and will be evidenced by a unit appreciation rights agreement. All unit appreciation rights granted vest on the six-month anniversary of the date of grant. If a unit appreciation right is not exercised in the ten year period following the date of grant, the unit appreciation right will expire and not be exercisable after the end of such period. In addition, if a participant ceases to serve on the board for any reason prior to the vesting date of a unit appreciation right, such unit appreciation right will immediately expire on the date of cessation of service and may not be exercised.

During 2008, 10,000 unit appreciation rights were exercised at an aggregate fair value of $60.32 per unit. During 2009, 17,500 unit appreciation rights were exercised at an aggregate fair value of $53.75 per unit. As of December 31, 2010, 17,500 unit appreciation rights had been granted, vested and remained outstanding.

The Kinder Morgan Energy Partners, L.P. Common Unit Compensation Plan for Non-Employee Directors recognizes that the compensation to be paid to each non-employee director is fixed by the KMR board, generally annually, and that the compensation is payable in cash. Pursuant to the plan, in lieu of receiving cash compensation, each non-employee director may elect to receive common units. A non-employee director may make a new election each calendar year. The total number of common units authorized under this compensation plan is 100,000. All common units issued under this plan are subject to forfeiture restrictions that expire six months from the date of issuance. A total of 2,450, 2,450, 3,200 and 4,338 common units were issued to non-employee directors in 2011, 2010, 2009 and 2008, respectively, as a result of their elections to receive common units in lieu of cash compensation.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Pension and Postretirement Benefit Plans

Kinder Morgan, Inc.

Retirement Plans

We have defined benefit pension plans covering eligible full-time employees. These plans provide pension benefits that are based on the employees’ compensation during the period of employment, age and years of service. These plans are tax-qualified subject to the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended. Our funding policy is to contribute annually the recommended contribution using the actuarial cost method and assumptions used for determining annual funding requirements. Plan assets consist primarily of pooled fixed income, equity, bond and money market funds. The Plan did not have any material investments in our company or affiliates as of December 31, 2010 and 2009.

Total amounts recognized in net periodic pension cost include the following components (in millions):

	Year Ended December 31,
	2010	2009	2008
Net periodic pension benefit cost
Service cost	$12.0	$4.8	$10.8
Interest cost	16.3	15.8	14.5
Expected return on assets	(19.5)	(16.2)	(23.2)
Amortization of prior service cost	0.1	0.1	0.1
Amortization of loss	6.5	7.9	0.3

Net periodic pension benefit cost	$15.4	$12.4	$2.5

The following table sets forth the reconciliation of the beginning and ending balances of the pension benefit obligation (in millions):

	Year Ended December 31,
	2010	2009
Benefit obligation at beginning of period	$274.4	$255.0
Service cost	12.0	4.8
Interest cost	16.3	15.8
Actuarial loss (gain)	19.7	12.4
Benefits paid	(14.1)	(13.6)

Benefit obligation at end of period	$308.3	$274.4

The accumulated benefit obligation at December 31, 2010 and 2009 was $298.0 million and $265.2 million, respectively.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table sets forth the reconciliation of the beginning and ending balances of the fair value of the plans’ assets and the plans’ funded status (in millions):

	Year Ended December 31,
	2010	2009
Fair value of plan assets at beginning of period	$220.1	$179.7
Actual return on plan assets during the period	24.2	34.0
Contributions by employer	20.0	20.0
Benefits paid during the period	(14.1)	(13.6)

Fair value of plan assets at end of period	250.2	220.1
Benefit obligation at end of period	(308.3)	(274.4)

Funded status at end of period	$(58.1)	$(54.3)

Our accompanying consolidated balance sheets at December 31, 2010 and 2009 include a balance of $58.1 million and $54.3 million, respectively, under the caption “Other Long-term Liabilities and Deferred Credits” related to our pension plans.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value (in millions):

	Assets at fair value at December 31, 2010
	Level 1	Level 2	Level 3	Total
Money market funds	$—	$14.1	$—	$14.1
Insurance contracts	—	12.0	—	12.0
Mutual funds	11.8	67.6	—	79.4
Common and preferred stocks	88.6	0.1	0.1	88.8
Corporate bonds	—	29.0	—	29.0
U.S. government securities	—	12.2	—	12.2
Asset backed securities	—	2.9	—	2.9
Limited partnerships	—	—	6.9	6.9
Private equity	—	—	4.4	4.4

Total asset fair value	$100.4	$137.9	$11.4	$249.7	(a)

(a)	Excludes $0.5 million in interest, dividend, tax claim and investment receivables.

	Assets at fair value at December 31, 2009
	Level 1	Level 2	Level 3	Total
Money market funds	$—	$20.1	$—	$20.1
Insurance contracts	—	12.2	—	12.2
Mutual funds	—	61.1	—	61.1
Common and preferred stocks	75.6	—	—	75.6
Corporate bonds	—	23.8	—	23.8
U.S. government securities	—	15.2	—	15.2
Asset backed securities	—	3.2	—	3.2
Limited partnerships	—	—	5.2	5.2
Private equity	—	—	3.2	3.2

Total asset fair value	$75.6	$135.6	$8.4	$219.6	(a)

(a)	Excludes $0.5 million in interest, dividend and security receivables.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

An asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common stocks and fixed income: Valued at the closing price reported on the active market on which the individual securities are traded.

Money market funds: Valued at amortized cost, which approximates fair value.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end.

Limited partnership and private equity investments: Valued at net fair value utilizing discounted present value.

Insurance contracts: Valued at contract value, which approximates fair value.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets (in millions):

	Level 3 assets at fair value at December 31, 2010
	Limited Partnerships	Private Equity	Common Stock	Total
Balance, beginning of year	$5.2	$3.2	$—	$8.4
Transfers to level 3	—	—	0.1	0.1
Realized and unrealized gains/(losses)	0.6	0.4	—	1.0
Purchases and sales	1.1	0.8	—	1.9

Level 3 end of year balance	$6.9	$4.4	$0.1	$11.4

Changes in unrealized net gains (losses) relating to contracts still held at end of period	$0.7	$0.3	$—	$1.0

	Level 3 assets at fair value at December 31, 2009
	Limited Partnerships	Private Equity	Total
Balance, beginning of year	$4.6	$2.6	$7.2
Realized and unrealized gains/(losses)	0.4	(0.5)	(0.1)
Purchases and sales	0.2	1.1	1.3

Level 3 end of year balance	$5.2	$3.2	$8.4

Changes in unrealized net gains (losses) relating to contracts still held at end of period	$(0.6)	$(0.6)	$(1.2)

Changes in the underlying value of level 3 assets due to the effect of measurement were immaterial for the years ended December 31, 2010 and 2009.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Other changes in plan assets and benefit obligations recognized in other comprehensive income consist of (in millions):

	Year Ended December 31,
	2010	2009
Beginning balance	$96.6	$109.9
Net (gain)/loss arising during period	15.1	(5.3)
Prior service cost arising during period	—	—
Amortization of (gain)/loss	(6.5)	(7.9)
Amortization of prior service cost	(0.1)	(0.1)

Ending balance	$105.1	$96.6

Accumulated Other comprehensive loss balances for retirement plans at December 31, 2010 and 2009 consist of the following (in millions):

	December 31,
	2010	2009
Unrecognized net (gain) or loss	$104.5	$96.0
Unrecognized prior service cost	0.6	0.6

Total	$105.1	$96.6

Our actuarial estimates allocate costs based on projected employee costs. As experience develops under our plan, actuarial gains (losses) result from experience more favorable (unfavorable) than assumed.

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension benefit cost over the next fiscal year is $6.7 million.

We expect to contribute approximately $20 million to the Plan during 2011.

The following net benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in millions):

Fiscal year	Expected net benefit payments
2011	$16.1
2012	$17.0
2013	$17.7
2014	$18.6
2015	$20.3
2016-2020	$126.2

Certain collectively bargained employees and “grandfathered” employees continue to accrue benefits through the defined pension benefit plan described above. The remainder of the employees accrue benefits through a Personal Retirement Account (PRA) in the Kinder Morgan, Inc. Cash Balance Retirement Plan, a cash balance plan. We allocate contribution credits equivalent to 3% of eligible compensation every pay period to participants’ PRA. For plan years prior to 2011, interest was credited to the PRA at the 30-year U.S. Treasury

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

bond rate published in the Internal Revenue Bulletin for the November of the prior year. Beginning January 1, 2011, interest is credited to the PRA at the 5-year U.S. Treasury bond rate published in the Internal Revenue Bulletin for the November of the prior year, plus 0.25%. Employees become 100% vested in the plan after three years and may take a lump sum distribution upon termination of employment or retirement. As a result of a cost savings effort in 2009, all company contributions to the plan were suspended from April 12, 2009 through December 31, 2009. Company contributions were reinstated effective January 1, 2010.

In addition to the Retirement Plan described above, we have the Kinder Morgan, Inc. Savings Plan (the “Plan), a defined contribution 401(k) plan. The Plan permits all eligible Plan participants to contribute between 1% and 50% of eligible compensation, on a pre-tax or after-tax (Roth 401k) basis, into their accounts. In addition to a Company contribution equal to 4% of eligible compensation per year for most of the Plan participants, we may make discretionary contributions. Certain Plan participant’s contributions and Company contributions are based on collective bargaining agreements. The contributions are made each pay period on behalf of each eligible participant. Participants may direct the investment of their contributions and all Company contributions, including discretionary contributions, into a variety of investments. Plan assets are held and distributed pursuant to a trust agreement. The total amount contributed for the years ended December 31, 2010, 2009 and 2008 was $21.0 million, $19.8 million and $20.8 million, respectively.

Company contributions for participants vest on the second anniversary of the date of hire. Vesting on Company contributions for bargaining employees will follow the collective bargaining agreements.

At its July 2008 meeting, the Compensation Committee of our Board of Directors approved a special contribution of an additional 1% of base pay into the Plan for each eligible participant. Each eligible participant received an additional 1% Company contribution based on eligible base pay each pay period beginning with the first pay period of August 2008 and continuing through the last pay period of July 2009. The additional 1% contribution did not change or otherwise impact the annual 4% contribution that most of the eligible participants received and the vesting schedule mirrored the Company’s 4% contribution.

Commencing February 1, 2009 through February 1, 2010, the Company suspended both the annual 4% contribution as well as the discretionary 1% contribution for participants with a title of Vice President or greater.

The Office of the Chair announced an amendment to the Plan to be effective in August of 2011. For most of the Plan’s eligible participants, the amendment increases the 4% contribution to 5% and will eliminate the Company’s discretionary 1% contribution.

Additionally, participants have an option to make after-tax “Roth” contributions (Roth 401(k) option) to a separate participant account. Unlike traditional 401(k) plans, where participant contributions are made with pre-tax dollars, earnings grow tax-deferred, and the withdrawals are treated as taxable income, Roth 401(k) contributions are made with after-tax dollars, earnings are tax-free, and the withdrawals are tax-free if they occur after both (i) the fifth year of participation in the Roth 401(k) option and (ii) attainment of age 59 1/2, death or disability. The Company contribution will still be considered taxable income at the time of withdrawal.

Beginning in 2006, we elected not to make any restricted stock awards as a result of the Going Private Transaction. To ensure that certain key employees who had previously received restricted stock and restricted stock unit awards continued under a long-term retention and incentive program, the Company implemented the Long-term Incentive Retention Award plan. The plan provides cash awards approved by the compensation committees of the Company which are granted in July of each year to recommended key employees. Senior management is not eligible for these awards. These grants require the employee to sign a grant agreement. The

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

grants vest 100% after the third year anniversary of the grant provided the employee remains with the Company. Grants were made in July of 2010, 2009 and 2008. During the years ended December 31, 2010, December 31, 2009 and December 31, 2008, we amortized $3.3 million, $2.3 million and $6.9 million, respectively, related to these grants.

Other Postretirement Employee Benefits

We have a postretirement plan providing medical and life insurance benefits upon retirement. For certain eligible employees and their eligible dependents that are “grandfathered,” we also provide a subsidized premium. All others who are eligible pay the full cost. NGPL funds a portion of the future expected postretirement benefit cost under the plan by making payments to Voluntary Employee Benefit Association trusts. Plan assets are invested in a mix of equity funds and fixed income instruments similar to the investments in our pension plans.

Total amounts recognized in net periodic postretirement benefit cost include the following components (in millions):

	Year Ended December 31,
	2010	2009	2008
Net periodic postretirement benefit cost
Service cost	$0.2	$0.3	$0.3
Interest cost	4.5	4.5	4.6
Expected return on assets	(5.1)	(4.6)	(6.5)
Amortization of loss	3.4	2.5	0.5

Net periodic postretirement benefit cost	$3.0	$2.7	$(1.1)

The following table sets forth the reconciliation of the beginning and ending balances of the accumulated postretirement benefit obligation (in millions):

	Year Ended December 31,
	2010	2009
Benefit obligation at beginning of period	$75.6	$78.0
Service cost	0.2	0.3
Interest cost	4.5	4.5
Actuarial loss (gain)	11.9	1.1
Benefits paid	(11.5)	(11.7)
Retiree contributions	3.4	3.4

Benefit obligation at end of period	$84.1	$75.6

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets and the plan’s funded status (in millions):

	Year Ended December 31,
	2010	2009
Fair value of plan assets at beginning of period	$54.1	$49.1
Actual return on plan assets	8.1	6.8
Contributions	6.7	7.0
Retiree contributions	3.4	3.4
Benefits paid	(11.7)	(12.2)

Fair value of plan assets at end of period	60.6	54.1
Benefit obligation at end of period	(84.1)	(75.6)

Funded status at end of period	$(23.5)	$(21.5)

Our accompanying consolidated balance sheets at December 31, 2010 and 2009 include balances of $23.5 million and $21.5 million, respectively, under the caption “Other Long-term Liabilities and Deferred Credits,” related to our other postretirement benefit plans.

The following table sets forth by level, within the fair value hierarchy, the fair value of postretirement benefit assets (in millions):

	Assets at fair value at December 31, 2010
	Level 1	Level 2	Level 3	Total
Money market funds	$—	$5.5	$—	$5.5
Insurance contracts	—	44.8	—	44.8
Mutual funds	10.3	—	—	10.3

Total asset fair value	$10.3	$50.3	$—	$60.6

	Assets at fair value at December 31, 2009
	Level 1	Level 2	Level 3	Total
Money market funds	$—	$5.5	$—	$5.5
Insurance contracts	—	41.6	—	41.6
Mutual funds	7.0	—	—	7.0

Total asset fair value	$7.0	$47.1	$—	$54.1

Other changes in plan assets and benefit obligations recognized in other comprehensive income consist of (in millions):

	Year Ended December 31,
	2010	2009
Beginning balance	$34.9	$37.9
Net (gain)/loss arising during period	8.9	(0.5)
Amortization of (gain)/loss	(3.4)	(2.5)

Ending balance	$40.4	$34.9

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Accumulated other comprehensive loss balances for other postretirement employee benefits at December 31, 2010 and 2009 consist of the following (in millions):

	December 31,
	2010	2009
Unrecognized net (gain) or loss	$40.4	$34.9

The estimated net loss for the postretirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic postretirement benefit cost over the next fiscal year is $3.5 million. NGPL contributed approximately $1.3 million to the plan in February 2011.

A one-percentage-point increase (decrease) in the assumed health care cost trend rate for each future year would have increased (decreased) the aggregate of the service and interest cost components of the 2011 net periodic postretirement benefit cost by approximately $5,000 $(4,000) and would have increased (decreased) the accumulated postretirement benefit obligation as of December 31, 2010 by approximately $75,000 $(71,000).

The following net benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in millions):

Fiscal year	Expected net benefit payments
2011	$7.4
2012	$7.1
2013	$6.8
2014	$6.6
2015	$6.5
2016-2019	$30.0

Actuarial Assumptions

The assumptions used to determine benefit obligations for the pension and postretirement benefit plans were:

	Year Ended December 31,
	2010	2009	2008
Discount rate	(b )	(a )	6.25%
Expected long-term return on assets	8.90%	8.90%	8.75%
Rate of compensation increase (pension plan only)	3.50%	3.50%	3.50%

(a)	Discount rates of 5.75% and 6.00% were used to determine obligations for 2009 other postretirement benefits and pension benefits, respectively.
(b)	Discount rates of 5.00% and 5.50% are used to determine obligations for 2010 other postretirement benefits and pension benefits, respectively.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The assumptions used to determine net periodic benefit cost for the pension and postretirement benefits were:

	Year Ended December 31,
	2010	2009	2008
Discount rate	(a )	6.25%	5.75%
Expected long-term return on assets	8.90%	8.75%	9.00%
Rate of compensation increase (pension plan only)	3.50%	3.50%	3.50%

(a)	Discount rates of 5.75% and 6.00% are used to determine net periodic benefit cost for other postretirement benefits and pension benefits, respectively.

The assumed healthcare cost trend rates for the postretirement plan were:

	Year Ended December 31,
	2010	2009	2008
Healthcare cost trend rate assumed for next year	3.00%	3.00%	3.00%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	3.00%	3.00%	3.00%
Year the rate reaches the ultimate trend rate	2010	2009	2008

Plan Investment Policies

The investment policies and strategies for the assets of our pension and retiree medical and retiree life insurance plans are established by the Fiduciary Committee (the “Committee), which is responsible for investment decisions and management oversight of each plan. The stated philosophy of the Committee is to manage these assets in a manner consistent with the purpose for which the plans were established and the time frame over which the plans’ obligations need to be met. The objectives of the investment management program are to (1) meet or exceed plan actuarial earnings assumptions over the long term and (2) provide a reasonable return on assets within established risk tolerance guidelines and liquidity needs of the plans with the goal of paying benefit and expense obligations when due. In seeking to meet these objectives, the Committee recognizes that prudent investing requires taking reasonable risks in order to raise the likelihood of achieving the targeted investment returns. In order to reduce portfolio risk and volatility, the Committee has adopted a strategy of using multiple asset classes.

As of December 31, 2010, the following target asset allocation ranges were in effect for the pension plans (Minimum/Target/Maximum): Cash – 0%/0%/5%; Fixed Income – 20%/30%/40%; Equity – 47%/65%/85% and Alternative Investments – 0%/5%/10%. As of December 31, 2010, the following target asset allocation ranges were in effect for the retiree medical and retiree life insurance plans (Minimum/Target/Maximum): Cash – 0%/5%/15%; Fixed Income – 25%/35%/45% and Equity – 40%/60%/80%. In order to achieve enhanced diversification, the equity category is further subdivided into sub-categories with respect to small cap vs. large cap, value vs. growth and international vs. domestic, each with its own target asset allocation.

In implementing its investment policies and strategies, the Committee has engaged a professional investment advisor to assist with its decision making process and has engaged professional money managers to manage plan assets. The Committee believes that such active investment management will achieve superior returns with comparable risk in comparison to passive management. Consistent with its goal of reasonable diversification, no manager of an equity portfolio for the plan is allowed to have more than 10% of the market value of the portfolio in a single security or weight a single economic sector more than twice the weighting of that sector in the appropriate market index. Finally, investment managers are not permitted to invest or engage in the following equity transactions unless specific permission is given in writing (which permission has not been requested or granted by the Committee to-date): derivative instruments, except for the purpose of asset value

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

protection (such as the purchase of protective puts), direct ownership of letter stock, restricted stock, limited partnership units (unless the security is registered and listed on a domestic exchange), venture capital, short sales, margin purchases or borrowing money, stock loans and commodities. In addition, fixed income holdings in the following investments are prohibited without written permission: private placements, except medium-term notes and securities issued under SEC Rule 144a; foreign bonds (non-dollar denominated); municipal or other tax exempt securities, except taxable municipals; margin purchases or borrowing money to effect leverage in the portfolio; inverse floaters, interest only and principle only mortgage structures; and derivative investments (futures or option contracts) used for speculative purposes. Certain other types of investments such as hedge funds and land purchases are not prohibited as a matter of policy but have not, as yet, been adopted as an asset class or received any allocation of fund assets.

Return on Plan Assets

For the year ending December 31, 2010, our defined benefit pension plan yielded a weighted-average rate of return of 10.64%, above the expected rate of return on assets of 8.9%. Investment performance for a balanced fund comprised of a similar mix of assets yielded a weighted-average return of 11.34%, so the plans underperformed the benchmark balanced fund index. For the year ending December 31, 2010, our retiree medical and retiree life insurance plans yielded a weighted-average rate of return of 11.46%, above the expected rate of return on assets of 8.9%. Investment performance for a balanced fund comprised of a similar mix of assets yielded a weighted-average return of 11.67%, so the plans underperformed the benchmark balanced fund index.

At December 31, 2010, our pension plan assets consisted of 64.3% equity, 28.4% fixed income, 4.4% alternative investments and 2.9% cash and cash equivalents, and the retiree medical and retiree life insurance plan assets consisted of 52.6% equity, 32.9% fixed income and 14.5% cash and cash equivalents. Historically over long periods of time, widely traded large cap equity securities have provided a return of 10%, while fixed income securities have provided a return of 6%, indicating that a long term expected return predicated on the asset allocation as of December 31, 2010 would be approximately 8.74% to 9.30% if investments were made in the broad indexes for the defined benefit pension plan, and 7.96% to 8.47% for the retiree medical and retiree life insurance plan. We arrived at an overall expected return of 8.9% for the periodic benefit cost calculations and an overall expected return of 8.9% for the benefit obligation calculations as of December 31, 2010.

Kinder Morgan Energy Partners, L.P.

Pension and Postretirement Benefit Plans

Two of KMP’s subsidiaries, Kinder Morgan Canada Inc. and Trans Mountain Pipeline Inc. (as general partner of Trans Mountain Pipeline L.P.) are sponsors of pension plans for eligible Trans Mountain employees. The plans include registered defined benefit pension plans, supplemental unfunded arrangements, which provide pension benefits in excess of statutory limits, and defined contributory plans. KMP also provides postretirement benefits other than pensions for retired employees.

KMP’s combined net periodic benefit costs for these Trans Mountain pension and postretirement benefit plans for 2010, 2009 and 2008 were approximately $3.9 million, $2.9 million, and $3.5 million, respectively, recognized ratably over each year. As of December 31, 2010, KMP estimates its overall net periodic pension and postretirement benefit costs for these plans for the year 2011 will be approximately $6.6 million, although this estimate could change if there is a significant event, such as a plan amendment or a plan curtailment, which would require a remeasurement of liabilities. KMP expects to contribute approximately $7.1 million to these benefit plans in 2011.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Additionally, in connection with its acquisition of SFPP, L.P. in 1998, KMP acquired certain liabilities for pension and postretirement benefits. KMP provides medical and life insurance benefits to current employees, their covered dependents and beneficiaries of SFPP. KMP also provides the same benefits to former salaried employees of SFPP and KMP will continue to fund these costs for those employees currently in the plan during their retirement years.

SFPP’s postretirement benefit plan is frozen and no additional participants may join the plan. Benefits under the SFPP postretirement benefit plan are provided by the Burlington Northern Santa Fe railroad and KMP reimburses BNSF for the costs of the plan. As of the date of this report, KMP has not received its 2010 actuarial valuation report for the SFPP postretirement benefit plan; however, in 2010, KMP recorded a credit of less than $0.1 million for net periodic benefit costs related to this plan, and for each of the years ended December 31, 2009 and 2008, KMP’s net periodic benefit cost for the SFPP postretirement benefit plan was a credit of less than $0.1 million. The credits in all three years resulted in increases to income, largely due to amortizations of an actuarial gain and a negative prior service cost. As of December 31, 2010, KMP estimates its overall net periodic postretirement benefit cost for the SFPP postretirement benefit plan for the year 2011 will again be a credit of less than $0.1 million; however, this estimate could change if a future significant event would require a remeasurement of liabilities. In addition, KMP expects to contribute approximately $0.3 million to this postretirement benefit plan in 2011.

As of December 31, 2010 and 2009, the recorded value of KMP’s pension and postretirement benefit obligations for these plans was a combined $44.8 million and $37.4 million, respectively. KMP considers its pension and postretirement benefit liability exposure and the fair value of its pension and postretirement plan assets to be minimal in relation to the value of its total consolidated assets and net income.

Multiemployer Plans

As a result of acquiring several terminal operations, primarily KMP’s acquisition of Kinder Morgan Bulk Terminals, Inc. effective July 1, 1998, KMP participates in several multi-employer pension plans for the benefit of employees who are union members. KMP does not administer these plans and contributes to them in accordance with the provisions of negotiated labor contracts. Other benefits include a self-insured health and welfare insurance plan and an employee health plan where employees may contribute for their dependents’ health care costs. Amounts charged to expense for these plans were approximately $10.3 million, $8.4 million and $7.8 million for the years ended December 31, 2010, 2009 and 2008, respectively.

10. Members’ Equity

During the years ended December 31, 2010, 2009 and 2008, there were no material changes in our ownership interests in subsidiaries, in which we retained a controlling financial interest.

Kinder Morgan, Inc.—Equity Interests

During 2010, and prior to the initial public offering in February 2011 discussed following in “—Subsequent Events—Initial Public Offering, our equity consisted of the following outstanding (or potentially outstanding) equity interests:

Class A Units—Those individuals and entities that invested directly in the Going Private Transaction, either through (i) cash; (ii) contribution of common shares of Kinder Morgan Kansas, Inc.; (iii) surrender of restricted common shares of Kinder Morgan Kansas, Inc. (restricted stock) or (iv) surrender of options to acquire Kinder Morgan Kansas, Inc. common stock (Kinder Morgan options), received one Class A Unit per dollar contributed,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

with share and share-related contributions valued at $107.50/share, the publicly offered Kinder Morgan Kansas, Inc. common share repurchase price (with the exception of shares contributed by certain Kinder Morgan Kansas, Inc. officers that were valued at a slightly lesser amount per share).

Class A-1 Units—As of the date of the Going Private Transaction, tax was accelerated for those individuals who held either unvested restricted stock or Kinder Morgan Kansas, Inc. options. For those individuals, in general, a tax liability was triggered as a result of this acceleration. In order to allow those individuals to effectively participate in the Going Private Transaction at an amount approximating the pre-tax value of their contributed equity, the Class A-1 Units were granted in an amount computed by multiplying an effective tax rate (reflecting both the expected federal and state tax obligation) by the taxable amount triggered by the acceleration.

Class B Units—As a part of the basic Going Private Transaction structure, certain members of management of Kinder Morgan Kansas, Inc. (who were already Class A Unit and/or Class A-1 Unit holders) were granted incremental interests in Kinder Morgan Holdco LLC without any requirement on their part to contribute cash or existing equity interests for those incremental interests. In addition, Class B Units were issued to certain others who were neither Class A Unit nor Class A-1 Unit holders. These incremental equity interests were granted in the form of “Class B Units.” Class B Units were only entitled to receive distributions after Class A Units received a multiple of initial capital contributions, as discussed below.

Class B Series Units—Under certain circumstances, Class B Units forfeited would have been made available for reissuance in the form of one or more new series of Class B Units, collectively referred to as the “Class B Series Units”.

Class B-1 Units—If individuals who held Class B Units terminated their employment other than for cause (as defined), death or disability, and certain milestones had not been met with respect to cumulative distributions made, Class B Units would have been forfeited and would have been (i) transferred to an incentive pool (as defined) or (ii) made available for reissuance in the form of one or more new series of Class B Units, collectively referred to as the “Class B-1 Units”.

Our limited liability company agreement prescribed that our distributions were to have been made to these individual classes of equity interests as follows:

First: 100% to the holders of the Class A Units (other than Class A-1 Units) until the cumulative amount distributed is equal to 100% of the sum of the Initial Capital Contributions (as defined, but generally represents the initial contributions made in exchange for the Class A Units). Then,

100% to the holders of the Class A Units (other than Class A-1 Units) until the cumulative amount distributed pursuant to this distribution waterfall is equal to 2% of the sum of the Initial Capital Contributions. Then,

100% to the holders of the Class A-1 Units until the cumulative amount distributed pursuant to this distribution waterfall equals 2% of the sum of the Notional Capital Contributions (as defined, but generally represents the calculated tax liability resulting from acceleration of certain equity compensation awards). Then,

100% to the holders of the Class A Units (including the Class A-1 Units) until the cumulative amount distributed to the holders of Class A and A-1 Units pursuant to this distribution waterfall equals 150% of Total Capital Contributions (as defined, but generally represents the sum of amounts contributed or deemed to be contributed in exchange for equity interests). Then,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

to the Class B Units until the cumulative amount distributed to Class B Units equals the product of 5% and the cumulative amount distributed pursuant to this distribution waterfall in excess of Total Capital Contributions. Then,

95% to the holders of the Class A Units (including the Class A-1 Units) and 5% to the holders of the Class B Units until the cumulative amount distributed pursuant to this distribution waterfall equals 200% of Total Capital Contributions. Then, to the holders of the Class B Units until the cumulative amount distributed pursuant to this and the previous provisions of this distribution waterfall to holders of Class B Units equals the product of 10% and the cumulative amount distributed pursuant to this distribution waterfall in excess of Total Contributions. Then, between 10-20% Class B Distribution to the holders of the Class B Units and 100% of the remainder to the holders of the Class A Units (including the Class A-1 Units) until the cumulative amount distributed pursuant to this distribution waterfall equals 400% of Total Capital Contributions. Then,

80% to the holders of the Class A Units (including the Class A-1 Units) and 20% to the holders of the Class B Units.

During the years ended December 31, 2010 and 2009, we paid distributions on our Class A units totaling $700.0 million and $650.0 million, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Comprehensive Income—Income Tax Expense

The following table sets forth the tax amounts included in the respective components of other comprehensive income (loss) (in millions):

Tax Benefit (Expense) Included in Other Comprehensive Income (Loss)

	Year Ended December 31,
	2010	2009	2008
Kinder Morgan, Inc.
Change in fair value of derivatives utilized for hedging purposes	$8.9	$85.5	$(121.3)
Reclassification of change in fair value of derivatives to net income	(10.4)	24.5	(69.4)
Foreign currency translation adjustments	(20.6)	(34.7)	31.0
Benefit plan adjustments	9.2	(1.6)	37.7
Benefit plan amortization	(3.7)	(3.7)	(0.2)

Tax benefit (expense) included in total other comprehensive income (loss) attributable to Kinder Morgan, Inc.	(16.6)	70.0	(122.2)

Noncontrolling interests
Change in fair value of derivatives utilized for hedging purposes	3.8	20.7	(34.1)
Reclassification of change in fair value of derivatives to net income	(9.4)	(4.5)	(34.6)
Foreign currency translation adjustments	(5.0)	(11.4)	17.2
Benefit plan adjustments	0.1	0.1	(0.2)
Benefit plan amortization	—	—	—

Tax benefit (expense) included in total other comprehensive income (loss) attributable to noncontrolling interests	(10.5)	4.9	(51.7)

Total
Change in fair value of derivatives utilized for hedging purposes	12.7	106.2	(155.4)
Reclassification of change in fair value of derivatives to net income	(19.8)	20.0	(104.0)
Foreign currency translation adjustments	(25.6)	(46.1)	48.2
Benefit plan adjustments	9.3	(1.5)	37.5
Benefit plan amortization	(3.7)	(3.7)	(0.2)

Tax benefit (expense) included in total other comprehensive income (loss)	$(27.1)	$74.9	$(173.9)

Noncontrolling Interests

The caption “Noncontrolling interests” in our accompanying consolidated balance sheets consists of interests in the following subsidiaries (in millions):

	December 31,
	2010	2009
KMP	$3,135.4	$2,746.4
KMR	1,956.2	1,870.7
Triton Power Company LLC(a)	—	45.9
Other	8.3	11.6

	$5,099.9	$4,674.6

(a)	Upon the adoption of Accounting Standards Update No. 2009-17, which amended the codification’s “Consolidation” topic, on January 1, 2010, Triton Power Company LLC is no longer consolidated into our financial statements, but is treated as an equity investment. On October 22, 2010, we sold Triton Power (see Notes 3 and 18).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

KMP

Noncontrolling interests in KMP represent the economic interests in this subsidiary that we do not own. At December 31, 2010, we owned, directly, and indirectly in the form of i-units corresponding to the number of shares of KMR we owned, approximately 34.8 million limited partner units of KMP. These units, which consist of 16.4 million common units, 5.3 million Class B units and 13.1 million i-units, represent approximately 11.0% of the total limited partner interests of KMP. In addition, we are the sole common stockholder of the general partner of KMP, which holds an effective 2% interest in KMP and its operating partnerships. Together, at December 31, 2010, our limited partner and general partner interests represented approximately 12.8% of KMP’s total equity interests and represented an approximate 50% economic interest in KMP. This difference results from the existence of incentive distribution rights held by the general partner shareholder.

Contributions

Contributions from our noncontrolling interests consist primarily of KMP’s issuance of its common units that we did not purchase or obtain. On January 16, 2009, KMP entered into an equity distribution agreement with UBS Securities LLC (UBS). According to the provisions of this agreement, which was amended and restated on October 1, 2009, KMP may offer and sell from time to time common units having an aggregate offering value of up to $600 million through UBS, as sales agent. Sales of the units will be made by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices, in block transactions or as otherwise agreed between KMP and UBS. Under the terms of this agreement, KMP also may sell common units to UBS as principal for its own account at a price agreed upon at the time of the sale. Any sale of common units to UBS as principal would be pursuant to the terms of a separate agreement between KMP and UBS.

This equity distribution agreement provides KMP the right, but not the obligation, to sell common units in the future, at prices it deems appropriate. KMP retains at all times complete control over the amount and the timing of each sale, and it will designate the maximum number of common units to be sold through UBS, on a daily basis or otherwise as it and UBS agree. UBS will then use its reasonable efforts to sell, as KMP’s sales agent and on its behalf, all of the designated common units. KMP may instruct UBS not to sell common units if the sales cannot be effected at or above the price designated by KMP in any such instruction. Either KMP or UBS may suspend the offering of common units pursuant to the agreement by notifying the other party.

In 2010, KMP issued 3,902,225 of its common units pursuant to its equity distribution agreement. After commissions of $2.0 million, KMP received net proceeds from the issuance of these common units of $266.3 million. KMP used the proceeds to reduce the borrowings under its commercial paper program and its bank credit facility.

KMP also completed the following equity issuances in 2010:

•

On January 15, 2010, KMP issued 1,287,287 common units—valued at $81.7 million—as a portion of its purchase price for additional ethanol handling terminal assets it acquired from US Development Group LLC (for more information on this acquisition, see Note 3 “Acquisitions and Divestitures—Acquisitions from Unrelated Entities—(7) USD Terminal Acquisition;”

•

On May 7, 2010, KMP issued, in a public offering, 6,500,000 of its common units at a price of $66.25 per unit, less commissions and underwriting expenses. After commissions and underwriting expenses, KMP received net proceeds of $417.4 million for the issuance of these common units, and used the proceeds to reduce the borrowings under its commercial paper program and its bank credit facility; and

•

On July 2, 2010, KMP completed an offering of 1,167,315 of its common units at a price of $64.25 per unit in a privately negotiated transaction. KMP received net proceeds of $75.0 million for the issuance

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

of these common units, and used the proceeds to reduce the borrowings under its commercial paper program and its bank credit facility.

The above equity issuances during the year ended December 31, 2010 had the associated effects of increasing our (i) noncontrolling interests associated with KMP by $804.5 million; (ii) accumulated deferred income taxes by $13.0 million and (iii) additional paid-in capital by $22.9 million.

2009 Issuances

In 2009, KMP issued 5,488,947 of its common units pursuant to its equity distribution agreement with UBS. After commissions of $4.0 million, KMP received net proceeds from the issuance of these common units of $281.2 million. KMP used the proceeds to reduce the borrowings under its bank credit facility.

KMP also completed three separate underwritten public offerings of its common units in 2009—receiving net proceeds of $874.4 million as discussed following—and in April 2009, it issued 105,752 common units—valued at $5.0 million—as the purchase price for additional ownership interests in certain oil and gas properties.

In its first 2009 underwritten public offering, completed in March, KMP issued 5,666,000 of its common units at a price of $46.95 per unit, less underwriting commissions and expenses. KMP received net proceeds of $258.0 million for the issuance of these common units. In its second offering, completed in July, KMP issued 6,612,500 common units at a price of $51.50 per unit, less underwriting commissions and expenses, and received net proceeds of $329.9 million. In its final 2009 public offering, completed in December, KMP issued 5,175,000 common units at a price of $57.15 per unit, less underwriting commissions and expenses, and received net proceeds of $286.5 million for the issuance of these common units. KMP used the proceeds from each of these three public offerings to reduce the borrowings under its bank credit facility.

These KMP’s issuances of common units during the year ended December 31, 2009, collectively, had the associated effects of increasing our (i) noncontrolling interests associated with KMP by $1,116.9 million; (ii) accumulated deferred income taxes by $15.6 million and (iii) additional paid-in capital by $28.1 million.

Distributions

Distributions to our noncontrolling interests consist primarily of distributions by KMP to its common unit holders. KMP’s partnership agreement requires that it distribute 100% of “Available Cash,” as defined in its partnership agreement, to its partners within 45 days following the end of each calendar quarter. Available Cash consists generally of all of KMP’s cash receipts, including cash received by its operating partnerships and net reductions in reserves, less cash disbursements and net additions to reserves and amounts payable to the former general partner of SFPP, L.P. in respect of its remaining 0.5% interest in SFPP.

KMR, as the delegate of Kinder Morgan G.P., Inc., of which we indirectly own all of the outstanding common equity, and the general partner of KMP, is granted discretion, subject to the approval of Kinder Morgan G.P., Inc. in certain cases, to establish, maintain and adjust reserves for the proper conduct of KMP’s business, which might include reserves for matters such as future operating expenses, debt service, sustaining capital expenditures and rate refunds, and for distributions for the next four quarters. These reserves are not restricted by magnitude, but only by type of future cash requirements with which they can be associated. When KMR determines KMP’s quarterly distributions, it considers current and expected reserve needs along with current and expected cash flows to identify the appropriate sustainable distribution level.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Pursuant to KMP’s partnership agreement, distributions to its unitholders are characterized either as distributions of cash from operations or as distributions of cash from interim capital transactions. This distinction affects the distributions to owners of common units, Class B units and i-units relative to the distributions retained by Kinder Morgan G.P., Inc. as KMP’s general partner.

Cash from Operations. Cash from operations generally refers to KMP’s cash balance on the date it commenced operations, plus all cash generated by the operation of its business, after deducting related cash expenditures, net additions to or reductions in reserves, debt service and various other items.

Cash from Interim Capital Transactions. Interim capital transactions generally include borrowings, sales of debt and equity securities and sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets and assets disposed of in the ordinary course of business.

Rule for Characterizing Distributions. All available cash distributed by KMP from any source will be treated as distributions of cash from operations unless the sum of all available cash distributed exceeds the cumulative amount of cash from operations actually generated from the date KMP commenced operations through the end of the calendar quarter prior to any applicable distribution. Any portion of a distribution of available cash for that quarter which, when added to the sum of all prior distributions, is in excess of the cumulative amount of cash from operations, will be considered a distribution of cash from interim capital transactions and treated as described under “—Allocation of Distributions from Interim Capital Transactions.” For purposes of calculating the sum of all distributions of available cash, the total equivalent cash amount of all distributions of i-units to KMR, as the holder of all i-units, will be treated as distributions of available cash, even though the distributions to KMR are made in additional i-units rather than in cash. KMP retains this cash and uses it in its business. To date, all of KMP’s cash distributions, other than a $177.1 million distribution of cash from interim capital transactions for the second quarter of 2010 (paid in August 2010), have qualified under the rule stated above as distributions of cash from operations.

Allocation of Distributions from Operations. Cash from operations for each quarter will be distributed effectively as follows:

•

first, 98% to the owners of all classes of units pro rata and 2% to Kinder Morgan G.P., Inc. as KMP’s general partner until the owners of all classes of units have received a total of $0.15125 per unit in cash or equivalent i-units for such quarter;

•

second, 85% of any available cash then remaining to the owners of all classes of units pro rata and 15% to Kinder Morgan G.P., Inc. as KMP’s general partner until the owners of all classes of units have received a total of $0.17875 per unit in cash or equivalent i-units for such quarter;

•

third, 75% of any available cash then remaining to the owners of all classes of units pro rata and 25% to Kinder Morgan G.P., Inc. as KMP’s general partner until the owners of all classes of units have received a total of $0.23375 per unit in cash or equivalent i-units for such quarter; and

•

fourth, 50% of any available cash then remaining to the owners of all classes of units pro rata, to owners of common units and Class B units in cash and to the owner of i-units in the equivalent number of i-units, and 50% to Kinder Morgan G.P., Inc. as KMP’s general partner.

Allocation of Distributions from Interim Capital Transactions. Any distribution by KMP of available cash that would constitute cash from interim capital transactions would be distributed effectively as follows:

•	98% to all owners of common units and Class B units pro rata in cash and to the holder of i-units in equivalent i-units; and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•

2% to Kinder Morgan G.P., Inc. as KMP’s general partner, until KMP has distributed cash from this source in respect of a common unit outstanding since KMP’s original public offering in an aggregate amount per unit equal to the initial common unit price of $5.75, as adjusted for splits.

As cash from interim capital transactions is distributed, it would be treated as if it were a repayment of the initial public offering price of the common units. To reflect that repayment, the first three distribution target levels of cash from operations would be adjusted downward proportionately by multiplying each distribution target level amount by a fraction, the numerator of which is the unrecovered initial common unit price immediately after giving effect to that distribution and the denominator of which is the unrecovered initial common unit price immediately prior to giving effect to that distribution. When the initial common unit price is fully recovered, then each of the first three distribution target levels will have been reduced to zero. Thereafter, all distributions of available cash from all sources will be treated as if they were cash from operations and distributed 50% to all classes of units pro rata, with the distribution to i-units being made instead in the form of i-units, and 50% to Kinder Morgan G.P., Inc. as KMP’s general partner. In connection with the distribution of cash from interim capital transactions for the second quarter 2010, mentioned following, we waived any adjustment in the target distribution levels and any reduction in the unrecovered initial common unit price that otherwise would have been made because of that distribution of cash from interim capital transactions.

KMP’s distribution of cash for the year ended December 31, 2010 from interim capital transactions totaled $177.1 million (approximately $0.56 per limited partner unit) which resulted in Kinder Morgan G.P., Inc, as KMP’s general partner receiving a reduced incentive amount of $168.3 million (including our 2% general partner interest, total cash distributions to us were reduced by $170.0 million). We, as KMP’s general partner, also waived an incentive amount equal to $11.1 million related to common units issued to finance a portion of KMP’s acquisition of a 50% interest in KinderHawk Field Services LLC joint venture and have agreed not to take incentive distributions related to this acquisition through year-end 2011.

During the year ended December 31, 2010, KMP paid distributions of $4.32 per common unit, of which $847.6 million was paid to the public holders (represented in noncontrolling interests) of KMP’s common units. On January 19, 2010, KMP declared a quarterly distribution of $1.13 per common unit for the quarterly period ended December 31, 2010. The distribution was paid on February 14, 2010 to unitholders of record as of January 31, 2010.

Kinder Morgan Management, LLC

KMR’s distributions are paid in the form of additional shares or fractions thereof calculated by dividing the KMP cash distribution per common unit by the average of the market closing prices of a KMR share determined for a ten-trading day period ending on the trading day immediately prior to the ex-dividend date for the shares. KMR has paid share distributions totaling 6,369,724, 7,540,357 and 5,565,424 shares in the years ended December 31, 2010, 2009 and 2008, respectively. On February 14, 2011, KMR made a share distribution of 0.017393 shares per outstanding share (1,598,556 total shares) to shareholders of record as of January 31, 2011, based on the $1.13 per common unit distribution declared by KMP.

At December 31, 2010, our subsidiary, Kinder Morgan Kansas, Inc., owned approximately 13.1 million KMR shares representing approximately 14.3% of KMR’s outstanding shares.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Subsequent Events

Noncontrolling Interest Contributions

In early-January 2011, KMP issued 110,902 of its common units for the settlement of sales made on or before December 31, 2010 pursuant to its equity distribution agreement with UBS. After commissions of $0.1 million, KMP received net proceeds of $7.7 million for the issuance of these common units, and used the proceeds to reduce the borrowings under its commercial paper program and its bank credit facility.

Initial Public Offering

In the following discussion, the Investors refer to: (i) Richard D. Kinder, our Chairman and Chief Executive Officer; (ii) investment funds advised by, or affiliated with, Goldman, Sachs & Co., Highstar Capital LP, The Carlyle Group and Riverstone Holdings LLC, which we refer to collectively as the “Sponsor Investors;” (iii) Fayez Sarofim, one of our directors, and investment entities affiliated with him, and an investment entity affiliated with Michael C. Morgan, another of our directors, and William V. Morgan, one of our founders, and (iv) a number of other members of our management.

On February 16, 2011, we completed an initial public offering of our common stock (the offering). In connection with the offering, we converted from a Delaware limited liability company to a Delaware corporation. Our outstanding Class A units, Class B units and Class A-1 units were converted to Class A shares, Class B shares and Class C shares, respectively. Upon this conversion, the Sponsor Investors then converted some of their Class A shares on a one-for-one basis into our common stock sold in the initial public offering. No shares were sold by members of Kinder Morgan management in the offering. All of the common stock that was sold in the offering was sold by existing investors, consisting of investment funds advised by, or affiliated with, Goldman, Sachs & Co., Highstar Capital LP, The Carlyle Group and Riverstone Holdings LLC, and we did not receive any proceeds from the offering.

We have 707,000,000 shares outstanding on a fully converted basis. In the offering, we sold 109,786,590 shares, or approximately 15.5% of our outstanding shares. Upon the closing of the offering, our Class A shares, Class B shares and Class C shares were convertible into a fixed aggregate of 597,213,410 shares of common stock (investor retained stock), which represents 84.5% of our outstanding shares of common stock on a fully-converted basis. The number of shares of common stock into which Class A shares, Class B shares and Class C shares will convert will be determined in accordance with our certificate of incorporation. The conversion of our shares of investor retained stock into shares of our common stock will not increase our total fully converted shares outstanding. Initially, our Class A shares will be convertible into shares of common stock on a one-for-one basis and our Class B shares and Class C shares will not be convertible into any shares of our common stock. Any conversion of Class B shares and Class C shares will decrease on a share for share basis the number of shares of our common stock into which our Class A shares would be able to convert. The terms of the Class A shares, Class B shares and Class C shares are intended to preserve substantially the same relative rights to share in the value of Kinder Morgan, Inc.’s equity that the Class A units, Class B units and Class A-1 units, respectively, had with respect to Kinder Morgan Holdco LLC’s equity.

Kinder Morgan, Inc. Dividends Paid

On February 11, 2011, Kinder Morgan, Inc’s Board of Directors declared and paid a dividend to our existing investors of $245.8 million with respect to the period for which we were not public. This consisted of $205.0 million for the fourth quarter of 2010 and $104.8 million for the first 46 days of 2011, representing the portion of the first quarter of 2011 that we were not public, less a one time adjustment of $64.0 million in available earnings and profits reserved for the after tax cost of one-time cash bonuses (and premium pay) in an

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

aggregate amount of approximately $100 million to certain of our non-executive management employees. We expect to pay such bonuses pursuant to the shareholders’ agreement in the second quarter of 2011. The payment of any bonuses to holders of our Class B shares or Class C shares is subject to supermajority approval of our board of directors in accordance with our bylaws.

11. Related Party Transactions

Significant Investors

One of our investors, Goldman Sachs Capital Partners and certain of its affiliates (Goldman Sachs), is considered “related parties” to us as that term is defined in the authoritative accounting literature. Goldman Sachs has acted in the past, and may act in the future, as an underwriter for equity and/or debt issuances for us, Kinder Morgan Kansas, Inc., KMP and KMR. Also, on January 15, 2010, KMP acquired three ethanol handling train terminals from U.S. Development Group, of which Goldman Sachs effectively owned 49%, for an aggregate consideration of $197.4 million, consisting of $115.7 million in cash and $81.7 million in its common units. The three train terminals are located in Linden, New Jersey, Baltimore, Maryland, and Dallas, Texas. As part of the transaction, KMP announced the formation of a venture with U.S. Development Group to optimize and coordinate customer access to the three acquired terminals, other ethanol terminal assets KMP already owns and operates, and other terminal projects currently under development by both parties. We also conduct commodity risk management activities in the ordinary course of implementing our risk management strategies in which the counterparty to certain of our derivative transactions is an affiliate of Goldman Sachs. In conjunction with these activities, we are a party (through one of KMP’s subsidiaries engaged in the production of crude oil) to a hedging facility with J. Aron & Company/Goldman Sachs, which requires us to provide certain periodic information but does not require the posting of margin. As a result of changes in the market value of our derivative positions, we have recorded both amounts receivable from and payable to Goldman Sachs affiliates. The following table summarizes the fair values of our energy commodity derivative contracts that are (i) associated with commodity price risk management activities with J. Aron & Company/Goldman Sachs and (ii) included within “Fair value of derivative contracts” in our accompanying consolidated balance sheets (in millions):

	December 31,
	2010	2009
Derivative Assets (Liabilities)
Current Assets: Fair value of derivative contracts	$—	$4.3
Assets: Fair value of derivative contracts	$12.7	$18.4
Current Liabilities: Fair value of derivative contracts	$(221.4)	$(96.8)
Long-term Liabilities and Deferred Credits: Fair value of derivative contracts	$(57.5)	$(190.8)

Cortez Pipeline Company

In March 2008, KMP’s subsidiary Kinder Morgan CO2 Company, L.P. sold certain pipeline meter equipment to Cortez Pipeline Company, its 50% equity investee, for its current fair value of $5.7 million. The meter equipment is still being employed in conjunction with our CO2—business segment.

Kinder Morgan NatGas Operator LLC

KMP’s subsidiary Kinder Morgan NatGas Operator LLC operates the Rockies Express and the Midcontinent Express natural gas pipeline systems pursuant to two separate operating agreements. It entered into the Rockies Express agreement in April 2008, and according to the provisions of the agreement, it is reimbursed for its costs and it receives a management fee of 1%, based on Rockies Express’ operating income, less all

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

depreciation, depletion and amortization expenses. In 2010 and 2009, it received management fees of $5.4 million and $4.0 million, respectively. Kinder Morgan NatGas Operator LLC operates the Midcontinent Express pipeline system according to the provisions of an operating agreement entered into in March 2007. It is reimbursed for its operating costs; however, it receives no special management fees according to this agreement.

Terminals—KMP Business Segment

Mr. C. Berdon Lawrence, a non-management director on the boards of Kinder Morgan G.P., Inc. and KMR, is also Chairman of the Board of Kirby Corporation. For services in the ordinary course of Kirby Corporation’s and the Terminals—KMP segment’s businesses, Kirby Corporation received payments from KMP’s subsidiaries totaling $39,828, $18,878 and $430,835 in 2010, 2009 and 2008, respectively, and Kirby made payments, in 2008, to KMP’s subsidiaries totaling $144,300.

Notes Receivable

Plantation Pipe Line Company

KMP has a long-term note receivable bearing interest at the rate of 4.72% per annum from Plantation Pipe Line Company, its 51.17%-owned equity investee. The note provides for semiannual payments of principal and interest on June 20 and December 31 each year, with a final principal payment due July 20, 2011. KMP received principal repayment amounts of $2.7 million in 2010. As of December 31, 2010, the outstanding note receivable balance was $82.1 million, and we included this amount within “Accounts, notes and interest receivable, net,” on our accompanying consolidated balance sheet. As of December 31, 2009, the note receivable balance was $84.8 million, and we included $2.6 million within “Accounts, notes and interest receivable, net” on our accompanying consolidated balance sheet, and the remaining outstanding balance within “Notes receivable.”

Express US Holdings LP

On June 30, 2008, we exchanged our C$113.6 million preferred equity interest in Express US Holdings LP for two subordinated notes from Express US Holdings LP (the obligor) with a combined face value of $111.4 million (C$113.6 million). The debentures, denominated in Canadian dollars, are due in full on January 9, 2023, each bearing an interest rate of 12.0% per annum and providing for quarterly payments of interest in Canadian dollars on March 31, June 30, September 30 and December 31 each year.

On August 28, 2008, we sold our one-third interest in the net assets of the Express pipeline system (Express), as well as our full ownership of the net assets of the Jet Fuel pipeline system (Jet Fuel), to KMP. This transaction included the sale of the subordinated notes described above. We accounted for this transaction as a transfer of net assets between entities under common control. Therefore, following the sale of Express and Jet Fuel to KMP, KMP recognized the assets and liabilities acquired at our carrying amounts (historical cost) at the date of transfer.

As of December 31, 2010 and 2009, the outstanding note receivable balance, representing the translated amount included in our accompanying consolidated financial statements in U.S. dollars, was $114.2 million and $108.1 million, respectively, and we included these amounts within “Notes receivable” in our accompanying consolidated balance sheets.

NGPL PipeCo LLC

On February 15, 2008, we entered into an Operations and Reimbursement Agreement (Agreement) with NGPL PipeCo LLC. The Agreement provides for us to be reimbursed, at cost, for pre-approved operations and maintenance costs, plus a $43.2 million annual general and administration fixed fee charge (Fixed Fee), for

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

services provided under the Agreement. This Fixed Fee escalates at 3% each year until 2011 and is billed monthly. For the years ended December 31, 2010 and 2009 and 2008, these Fixed Fees totaled $47.2 million, $45.8 million and $39.0 million, respectively. In addition, KMP purchases natural gas transportation and storage services from NGPL. For each of the years ended December 31, 2010, 2009 and 2008, these expenses totaled $7.8 million, $8.8 million and $7.2 million, respectively, and we include these amounts within “Gas purchases and other costs of sales” in our accompanying consolidated statements of income.

Other Receivables and Payables

As of December 31, 2010 and 2009, our related party receivables (other than notes receivable discussed above in “—Notes Receivable”) totaled $23.3 million and $14.6 million, respectively. The December 31, 2010 receivables amount consisted of (i) $16.1 million included within “Accounts, notes and interest receivable, net” on our accompanying consolidated balance sheet and (ii) $7.2 million of natural gas imbalance receivables included within “Other current assets.” The $16.1 million amount primarily related to accounts and interest receivables due from the Express pipeline system, the Rockies Express pipeline system and NGPL. The related party natural gas imbalance receivables consisted of amounts due from NGPL. The December 31, 2009 amount consisted of (i) $11.5 million included within “Accounts, notes and interest receivable, net” and primarily related to receivables due from the Express pipeline system, the Rockies Express pipeline system and NGPL and (ii) $3.1 million of natural gas imbalance receivables due from NGPL included within “Other current assets” and consisting primarily of amounts due from NGPL.

As of December 31, 2010 and 2009, our related party payables totaled $4.6 million and $1.2 million, respectively. The December 31, 2010 amount consisted of (i) $0.9 million included within “Accounts payable” and primarily related to amounts due to RGZ, Inc. and (ii) $3.7 million of natural gas imbalance payables included within “Accrued other current liabilities” and consisting of amounts due to the Rockies Express pipeline system. The December 31, 2009 related party payable amounts are included within “Accounts payable” on our accompanying balance sheet, and primarily consisted of amounts we owed to RGZ, Inc.

Interest

Our accompanying consolidated statements of income includes related-party net interest income totaling $17.3 million, $16.1 million and $5.5 million for the years ended December 31, 2010, 2009 and 2008, respectively. Related party interest income is primarily related to interest income from Plantation Pipe Line Company and Express US Holdings LP.

12. Commitments and Contingent Liabilities

Leases

The table below depicts future gross minimum rental commitments under our operating leases as of December 31, 2010 (in millions):

Year	Commitment
2011	$49.6
2012	38.2
2013	29.9
2014	24.5
2015	20.4
Thereafter	63.0

Total minimum payments	$225.6

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The remaining terms on our operating leases, including probable elections to exercise renewal options, range from one to 38 years. We have not reduced our total minimum payments for future minimum sublease rentals aggregating approximately $1.7 million. Total lease and rental expenses were $69.0 million, $73.1 million and $84.2 million for the years ended December 31, 2010, 2009 and 2008, respectively. The amount of capital leases included within “Property, Plant and Equipment, net” in our accompanying consolidated balance sheets as of December 31, 2010 and 2009 are not material to our consolidated balance sheets.

Contingent Debt

KMP’s contingent debt disclosures pertain to certain types of guarantees or indemnifications KMP has made and cover certain types of guarantees included within debt agreements, even if the likelihood of requiring KMP’s performance under such guarantee is remote. Most of these agreements are with entities that are not consolidated in our financial statements; however, KMP has invested in and holds equity ownership interests in these entities.

As of December 31, 2010, KMP’s contingent debt obligations with respect to these investments, as well as KMP’s obligations with respect to related letters of credit, are summarized below (dollars in millions):

Entity	KMP’s Ownership Interest	Investment Type	Total Entity Debt		KMP’s Contingent Share of Entity Debt(a)
Fayetteville Express Pipeline LLC(b)	50%	Limited Liability	$940.0	(c)	$470.0
Cortez Pipeline Company(d)	50%	General Partner	$142.4	(e)	$87.3	(f)
Midcontinent Express Pipeline LLC(g)	50%	Limited Liability	$799.0	(h)	$16.7	(i)
Nassau County, Florida Ocean Highway and Port Authority(j)	N/A	N/A	N/A		$18.3	(k)

(a)	Represents the portion of the entity’s debt that KMP may be responsible for if the entity cannot satisfy its obligations.
(b)	Fayetteville Express Pipeline LLC is a limited liability company and the owner of the Fayetteville Express natural gas pipeline system. The remaining limited liability company member interest in Fayetteville Express Pipeline LLC is owned by Energy Transfer Partners, L.P.
(c)	Amount represents borrowings under a $1.1 billion, unsecured revolving bank credit facility that is due May 11, 2012.
(d)	Cortez Pipeline Company is a Texas general partnership that owns and operates a common carrier carbon dioxide pipeline system. The remaining general partner interests are owned by ExxonMobil Cortez Pipeline, Inc., an indirect wholly-owned subsidiary of Exxon Mobil Corporation, and Cortez Vickers Pipeline Company, an indirect subsidiary of M.E. Zuckerman Energy Investors Incorporated.
(e)	Amount consists of (i) $32.1 million of fixed rate Series D notes due May 15, 2013 (interest on the Series D notes is paid annually and based on an average interest rate of 7.14% per annum); (ii) $100.0 million of variable rate Series E notes due December 11, 2012 (interest on the Series E notes is paid quarterly and based on an interest rate of three-month LIBOR plus a spread) and (iii) $10.3 million of outstanding borrowings under a $40.0 million committed revolving bank credit facility that is also due December 11, 2012.
(f)	KMP is severally liable for its percentage ownership share (50%) of the Cortez Pipeline Company debt ($71.2 million). In addition, as of December 31, 2010, Shell Oil Company shares KMP’s several guaranty obligations jointly and severally for $32.1 million of Cortez’s debt balance related to the Series D notes; however, KMP is obligated to indemnify Shell for the liabilities it incurs in connection with such guaranty. Accordingly, as of December 31, 2010, KMP has a letter of credit in the amount of $16.1 million issued by JP Morgan Chase, in order to secure its indemnification obligations to Shell for 50% of the Cortez debt balance of $32.1 million related to the Series D notes.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Further, pursuant to a Throughput and Deficiency Agreement, the partners of Cortez Pipeline Company are required to contribute capital to Cortez in the event of a cash deficiency. The agreement contractually supports the financings of Cortez Capital Corporation, a wholly-owned subsidiary of Cortez Pipeline Company, by obligating the partners of Cortez Pipeline to fund cash deficiencies at Cortez Pipeline, including anticipated deficiencies and cash deficiencies relating to the repayment of principal and interest on the debt of Cortez Capital Corporation. The partners’ respective parent or other companies further severally guarantee the obligations of the Cortez Pipeline owners under this agreement.
(g)	Midcontinent Express Pipeline LLC is a limited liability company and the owner of the Midcontinent Express natural gas pipeline system. The remaining limited liability company member interests in Midcontinent Express Pipeline LLC are owned by Regency Energy Partners, L.P. and Energy Transfer Partners, L.P.
(h)	Amount consists of an aggregate carrying value of $799.0 million in fixed rate senior notes issued by Midcontinent Express Pipeline LLC in a private offering in September 2009. All payments of principal and interest in respect of these senior notes are the sole obligation of Midcontinent Express. Noteholders have no recourse against KMP or the other member owners of Midcontinent Express Pipeline LLC for any failure by Midcontinent Express to perform or comply with its obligations pursuant to the notes or the indenture.
(i)	As of December 31, 2010, Midcontinent Express had no outstanding borrowings under its $175.4 million, unsecured revolving bank credit facility that is due February 28, 2011. However, its credit facility can be used for the issuance of letters of credit to support the operation of its pipeline system, and as of December 31, 2010, a letter of credit having a face amount of $33.3 million was issued under the credit facility by the Bank of Tokyo-Mitsubishi UFJ, Ltd. KMP’s contingent responsibility with regard to this outstanding letter of credit was $16.7 million (50% of total face amount).
(j)	Arose from KMP’s Vopak terminal acquisition in July 2001. Nassau County, Florida Ocean Highway and Port Authority is a political subdivision of the state of Florida.
(k)	KMP has posted a letter of credit as security for borrowings under Adjustable Demand Revenue Bonds issued by the Nassau County, Florida Ocean Highway and Port Authority. The bonds were issued for the purpose of constructing certain port improvements located in Fernandino Beach, Nassau County, Florida. KMP’s subsidiary, Nassau Terminals LLC, is the operator of the marine port facilities. The bond indenture is for 30 years and allows the bonds to remain outstanding until December 1, 2020.

Principal payments on the bonds are made on the first of December each year, and corresponding reductions are made to the letter of credit. As of December 31, 2010, this letter of credit had a face amount of $18.3 million.

KMP also holds a 50% equity ownership interest in Rockies Express Pipeline LLC, a limited liability company and the owner of the Rockies Express natural gas pipeline system. Subsidiaries of Sempra Energy and ConocoPhillips own the remaining member interests, and pursuant to certain guaranty agreements remaining in effect on December 31, 2009, all three member owners of Rockies Express Pipeline LLC had agreed to guarantee, severally in the same proportion as their percentage ownership of the member interests in Rockies Express Pipeline LLC, borrowings under its $2.0 billion five-year, unsecured revolving bank credit facility that is due April 28, 2011. On April 8, 2010, Rockies Express Pipeline LLC amended its bank credit facility to allow for borrowings up to $200 million (a reduction from $2.0 billion), and on this same date, each of its three member owners were released from their respective debt obligations under the previous guaranty agreements. Accordingly, KMP no longer has a contingent debt obligation with respect to Rockies Express Pipeline LLC.

KMP accounts for its investments in Fayetteville Express Pipeline LLC, Cortez Pipeline Company, and Midcontinent Express Pipeline LLC under the equity method of accounting. For the year ended December 31, 2010, KMP’s share of earnings, based on its ownership percentage and before amortization of excess investment cost, if any, was $22.5 million from Cortez Pipeline Company and $30.1 million from Midcontinent Express Pipeline LLC. KMP had no equity earnings from its investment in Fayetteville Express Pipeline LLC during 2010.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Subsequent Event

On February 25, 2011, Midcontinent Express Pipeline amended its bank credit facility to allow for borrowings up to $75.0 million and on this same date each of its member owners, including KMP, were released from their respective debt obligations under the previous guaranty agreements.

13. Risk Management

Certain of our business activities expose us to risks associated with unfavorable changes in the market price of natural gas, natural gas liquids and crude oil. We also have exposure to interest rate risk as a result of the issuance of debt obligations by our subsidiaries. Pursuant to our management’s approved risk management policy, we use derivative contracts to hedge or reduce our exposure to certain of these risks.

Energy Commodity Price Risk Management

Primarily through our subsidiary, KMP, we are exposed to risks associated with changes in the market price of natural gas, natural gas liquids and crude oil as a result of the forecasted purchase or sale of these products. Specifically, these risks are primarily associated with price volatility related to (i) pre-existing or anticipated physical natural gas, natural gas liquids and crude oil sales; (ii) natural gas purchases and (iii) natural gas system use and storage. Price changes are often caused by shifts in the supply and demand for these commodities, as well as their locations.

The principal use of energy commodity derivative contracts is to mitigate the risk associated with unfavorable market movements in the price of energy commodities. The energy commodity derivative contracts act as a hedging (offset) mechanism against the volatility of energy commodity prices by allowing this price risk to be transferred to counterparties who are able and willing to bear it.

For derivative contracts that are designated and qualify as cash flow hedges pursuant to generally accepted accounting principles, the portion of the gain or loss on the derivative contract that is effective in offsetting the variable cash flows associated with the hedged forecasted transaction is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period or periods during which the hedged transaction affects earnings (e.g., in “revenues” when the hedged transactions are commodity sales). The remaining gain or loss on the derivative contract in excess of the cumulative change in the present value of future cash flows of the hedged item, if any (i.e., the ineffective portion), is recognized in earnings during the current period. The effectiveness of hedges using an option contract may be assessed based on changes in the option’s intrinsic value with the change in the time value of the contract being excluded from the assessment of hedge effectiveness. Changes in the excluded component of the change in an option’s time value are included currently in earnings. During 2010, we recognized a net gain of $5.3 million related to crude oil and natural gas hedges, and resulting from both hedge ineffectiveness and amounts excluded from effectiveness testing. During 2009, we recognized a net loss of $13.5 million from crude oil hedges that resulted from hedge ineffectiveness and amounts excluded from effectiveness testing.

Additionally, during each of the two years ended December 31, 2010 and 2009, we reclassified losses of $21.2 million and gains of $39.4 million, respectively, from “Accumulated other comprehensive loss” balance into earnings. No material amounts were reclassified into earnings as a result of the discontinuance of cash flow hedges because it was probable that the original forecasted transactions would no longer occur by the end of the originally specified time period or within an additional two-month period of time thereafter, but rather were reclassified as a result of the hedged forecasted transactions actually affecting earnings (i.e. when the forecasted

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

sales and purchase actually occurred). The proceeds or payments resulting from the settlement of cash flow hedges are reflected in the operating section of our statement of cash flows as changes to net income and working capital.

The “Accumulated other comprehensive loss” balance included in our Members’ Equity was $136.5 million as of December 31, 2010, and $167.9 million as of December 31, 2009. These totals included “Accumulated other comprehensive loss” amounts associated with energy commodity price risk management activities of $93.3 million of losses as of December 31, 2010 and $95.7 million of losses as of December 31, 2009. Approximately $67.3 million of the total loss amount associated with energy commodity price risk management activities and included in our Members’ Equity as of December 31, 2010 is expected to be reclassified into earnings during the next year (when the associated forecasted sales and purchases are also expected to occur). As of December 31, 2010, the maximum length of time over which we have hedged our exposure to the variability in future cash flows associated with energy commodity price risk is through December 2015.

As of December 31, 2010, KMP had entered into the following outstanding commodity forward contracts to hedge its forecasted energy commodity purchases and sales:

	Net open position long/(short)
Derivatives designated as hedging contracts
Crude oil	(23.2)	million barrels
Natural gas fixed price	(19.0)	billion cubic feet
Natural gas basis	(13.9)	billion cubic feet
Derivatives not designated as hedging contracts
Natural gas basis	0.5	billion cubic feet

For derivative contracts that are not designated as a hedge for accounting purposes, all realized and unrealized gains and losses are recognized in the statement of income during the current period. These types of transactions include basis spreads, basis-only positions and gas daily swap positions. KMP primarily enters into these positions to economically hedge an exposure through a relationship that does not qualify for hedge accounting. Until settlement occurs, this will result in non-cash gains or losses being reported in our operating results associated with KMP.

Interest Rate Risk Management

In order to maintain a cost effective capital structure, it is our policy to borrow funds using a mix of fixed rate debt and variable rate debt. Interest rate swap agreements are used to manage the interest rate risk associated with the fair value of fixed rate borrowings and to effectively convert a portion of the underlying cash flows related to the long-term fixed rate debt securities into variable rate cash flows in order to achieve our desired mix of fixed and variable rate debt.

Since the fair value of fixed rate debt varies inversely with changes in the market rate of interest, swap agreements are entered into to receive a fixed and pay a variable rate of interest in order to convert the interest expense associated with certain of our subsidiaries’ senior notes from fixed rates to variable rates, resulting in future cash flows that vary with the market rate of interest. These swaps, therefore, hedge against changes in the fair value of the fixed rate debt included in our accompanying balance sheets that result from market interest rate changes. For derivative contracts that are designated and qualify as a fair value hedge, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2010, Kinder Morgan Kansas, Inc. and its subsidiary, KMP, had a notional principal amount of $725 million and $4,775 million, respectively, and as of December 31, 2009, $725 million and $5,200 million, respectively, of fixed-to-variable interest rate swap agreements, effectively converting the interest expense associated with certain senior notes from fixed rates to variable rates based on an interest rate of LIBOR plus a spread. All of Kinder Morgan Kansas, Inc.’s and KMP’s swap agreements have termination dates that correspond to the maturity dates of the related series of senior notes and, as of December 31, 2010, the maximum length of time over which we have hedged a portion of our exposure to the variability in the value of this debt due to interest rate risk is through January 15, 2038.

In May 2010, KMP entered into three separate fixed-to-variable interest rate swap agreements having a combined notional principal amount of $400 million. Each agreement effectively converts a portion of the interest expense associated with its 5.30% senior notes due September 15, 2020 from a fixed rate to a variable rate based on an interest rate of LIBOR plus a spread. In November 2010, KMP terminated five of its existing fixed-to-variable swap agreements in separate transactions. These swap agreements had a combined notional principal amount of $825 million, and KMP received combined proceeds of $157.6 million from the early termination of these swap agreements.

Fair Value of Derivative Contracts

The fair values of current and non-current asset and liability derivative contracts are each reported separately as “Fair value of derivative contracts” on our accompanying consolidated balance sheets. The following table summarizes the fair values of derivative contracts included in our accompanying consolidated balance sheets as of December 31, 2010 and 2009 (in millions):

Fair Value of Derivative Contracts

		Asset derivatives		Liability derivatives
		December 31,		December 31,
		2010	2009	2010	2009
	Balance sheet location	Fair value		Fair value
Derivatives designated as hedging contracts
Energy commodity derivative contracts	Current	$20.1	$19.1	$(275.9)	$(270.8)
	Non-current	43.1	57.3	(103.0)	(241.5)

Subtotal		63.2	76.4	(378.9)	(512.3)
Interest rate swap agreements	Non-current	258.6	236.0	(69.2)	(218.5)

Cross currency swap agreements	Non-current	—	—	—	(9.6)

Total		321.8	312.4	(448.1)	(740.4)
Derivatives not designated as hedging contracts
Energy commodity derivative contracts	Current	3.9	1.7	(5.6)	(1.2)

Total derivatives		$325.7	$314.1	$(453.7)	$(741.6)

The offsetting entry to adjust the carrying value of the debt securities whose fair value was being hedged is included within “Value of interest rate swaps” on our accompanying consolidated balance sheets, which also includes any unamortized portion of proceeds received from the early termination of interest rate swap agreements. As of December 31, 2010 and 2009, this unamortized premium totaled $461.9 million and $337.5

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

million, respectively, and as of December 31, 2010, the weighted average amortization period for this premium was approximately 17.1 years.

Effect of Derivative Contracts on the Income Statement

The following four tables summarize the impact of our derivative contracts on our accompanying consolidated statements of income for each of the years ended December 31, 2010 and 2009 (in millions):

Derivatives in fair value hedging relationships	Location of gain/(loss) recognized in income on derivative	Amount of gain/ (loss) recognized in income on derivative(a)		Hedged items in fair value hedging relationships	Location of gain/(loss) recognized in income on related hedged item	Amount of gain/(loss) recognized in income on related hedged items(a)
		Year Ended December 31,				Year Ended December 31,
		2010	2009			2010	2009
Interest rate swap agreements	Interest, net— income/(expense)	$329.5	$(585.1)	Fixed rate debt	Interest, net—income/(expense)	$(329.5)	$585.1

Total		$329.5	$(585.1)	Total		$(329.5)	$585.1

(a)	Amounts reflect the change in the fair value of interest rate swap agreements and the change in the fair value of the associated fixed rate debt which exactly offset each other as a result of no hedge ineffectiveness. Amounts do not reflect the impact on interest expense from the interest rate swap agreements under which we pay variable rate interest and receive fixed rate interest.

Derivatives in cash flow hedging relationships	Amount of gain/(loss) recognized in OCI on derivative (effective portion)		Location of gain/(loss) reclassified from Accumulated OCI into income (effective portion)	Amount of gain/ (loss) reclassified from Accumulated OCI into income (effective portion)		Location of gain/(loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain/(loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2010	2009		2010	2009		2010	2009
Energy commodity derivative contracts	$(18.8)	$(138.7)	Revenues-natural gas sales	$1.0	$13.1	Revenues	$5.3	$(13.5)
			Revenues-product sales and other	(23.4)	25.7
			Gas purchases and other costs of sales	1.2	0.6	Gas purchases and other costs of sales	—	—

Total	$(18.8)	$(138.7)	Total	$(21.2)	$39.4	Total	$5.3	$(13.5)

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Derivatives in cash flow hedging relationships	Amount of gain/(loss) recognized in OCI on derivative (effective portion)		Location of gain/ (loss) reclassified from Accumulated OCI into income (effective portion)	Amount of gain/(loss) reclassified from Accumulated OCI into income (effective portion)		Location of gain/ (loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain/(loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2010	2009		2010	2009		2010	2009
Cross currency swap agreements	$9.6	$(41.6)	Other, net	$—	$—	Revenues	$—	$—

Total	$9.6	$(41.6)	Total	$—	$—	Total	$—	$—

Derivatives not designated as hedging contracts	Location of gain/(loss) recognized in income on derivative	Amount of gain/(loss) recognized in income on derivative
		Year Ended December 31,
		2010	2009
Energy commodity derivative contracts	Gas purchases and other costs of sales	$2.3	$(4.2)

Total		$2.3	$(4.2)

Net Investment Hedges

We are exposed to foreign currency risk from our investments in businesses owned and operated outside the United States. In 2005 and 2006, Kinder Morgan Kansas, Inc. entered into various cross-currency interest rate swap transactions, which were designated as net investment hedges, in order to hedge the value of the investment in Canadian operations. Over time, as the exposure to foreign currency risk through our Canadian operations was reduced through dispositions, Kinder Morgan Kansas, Inc. began to terminate cross-currency swap agreements. The final cross-currency swap agreements were terminated during the third quarter of 2010 and there were no outstanding cross currency interest rate swaps at December 31, 2010. In the periods with outstanding cross-currency swap agreements, the effective portion of the changes in fair value of these swap transactions was reported as a cumulative translation adjustment included in the balance sheet caption “Accumulated other comprehensive loss.”

Credit Risks

Our subsidiaries, Kinder Morgan Kansas, Inc. and KMP, have counterparty credit risk as a result of the use of financial derivative contracts. These counterparties consist primarily of financial institutions, major energy companies and local distribution companies. This concentration of counterparties may impact our overall exposure to credit risk, either positively or negatively, in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions.

We maintain credit policies with regard to counterparties that we believe minimize our overall credit risk. These policies include (i) an evaluation of potential counterparties’ financial condition (including credit ratings); (ii) collateral requirements under certain circumstances and (iii) the use of standardized agreements which allow for netting of positive and negative exposure associated with a single counterparty. Based on our policies, exposure, credit and other reserves, our management does not anticipate a material adverse effect on our financial position, results of operations, or cash flows as a result of counterparty performance.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Over-the-counter swaps and options are entered into with counterparties outside central trading organizations such as futures, options or stock exchanges. These contracts are with a number of parties, all of which have investment grade credit ratings. While derivative transactions are entered into principally with investment grade counterparties and actively monitor their ratings, it is nevertheless possible that from time to time losses will result from counterparty credit risk in the future.

Our maximum potential exposure to credit losses on derivative contracts as of December 31, 2010 was (in millions):

Asset position
Interest rate swap agreements	$258.6
Energy commodity derivative contracts	67.1

Gross exposure	325.7
Netting agreement impact	(58.8)

Net exposure	$266.9

In conjunction with the purchase of exchange-traded derivative contracts or when the market value of our derivative contracts with specific counterparties exceeds established limits, we are required to provide collateral to our counterparties, which may include posting letters of credit or placing cash in margin accounts. As of December 31, 2010, KMP had no outstanding letters of credit supporting its hedging activities; however, as of December 31, 2009, KMP had outstanding letters of credit totaling $55.0 million in support of its hedging of energy commodity price risks associated with the sale of natural gas, natural gas liquids and crude oil.

Additionally, as of December 31, 2010, KMP’s counterparties associated with its energy commodity contract positions and over-the-counter swap agreements had margin deposits with KMP totaling $2.4 million, and we reported this amount within “Accrued other current liabilities” in our accompanying consolidated balance sheet. As of December 31, 2009, KMP had cash margin deposits associated with its energy commodity contract positions and over-the-counter swap partners totaling $15.2 million, and we reported this amount as “Restricted deposits” in our accompanying consolidated balance sheet.

KMP also has agreements with certain counterparties to its derivative contracts that contain provisions requiring it to post additional collateral upon a decrease in its credit rating. Based on contractual provisions as of December 31, 2010, KMP estimates that if its credit rating was downgraded, it would have the following additional collateral obligations (in millions):

Credit Ratings Downgraded(a)	Incremental obligations	Cumulative Obligations(b)
One notch to BBB-/Baa3	$—	$—
Two notches to below BBB-/Baa3 (below investment grade)	$65.2	$65.2

(a)	If there are split ratings among the independent credit rating agencies, most counterparties use the higher credit rating to determine our incremental collateral obligations, while the remaining use the lower credit rating. Therefore, a two notch downgrade to below BBB-/Baa3 by one agency would not trigger the entire $65.2 million incremental obligation.
(b)	Includes current posting at current rating.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Fair Value

The Codification emphasizes that fair value is a market-based measurement that should be determined based on assumptions (inputs) that market participants would use in pricing an asset or liability. Inputs may be observable or unobservable, and valuation techniques used to measure fair value should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. Accordingly, the Codification establishes a hierarchal disclosure framework that ranks the quality and reliability of information used to determine fair values. The hierarchy is associated with the level of pricing observability utilized in measuring fair value and defines three levels of inputs to the fair value measurement process—quoted prices are the most reliable valuation inputs, whereas model values that include inputs based on unobservable data are the least reliable. Each fair value measurement must be assigned to a level corresponding to the lowest level input that is significant to the fair value measurement in its entirety.

The three broad levels of inputs defined by the fair value hierarchy are as follows:

•	Level 1 Inputs—quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

•

Level 2 Inputs—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability; and

•

Level 3 Inputs—unobservable inputs for the asset or liability. These unobservable inputs reflect the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances (which might include the reporting entity’s own data).

Fair Value of Derivative Contracts

The following two tables summarize the fair value measurements of our (i) energy commodity derivative contracts; (ii) interest rate swap agreements and (iii) cross currency interest rate swap agreements as of December 31, 2010 and 2009, based on the three levels established by the Codification (in millions). The fair value measurements as of December 31, 2009 in the two tables below do not include cash margin deposits of $15.2 million, which are reported separately as “Restricted deposits” in our accompanying consolidated balance sheet (in millions):

	Asset fair value measurements using
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
As of December 31, 2010
Energy commodity derivative contracts(a)	$67.1	$—	$23.5	$43.6
Interest rate swap agreements	$258.6	$—	$258.6	$—

As of December 31, 2009
Energy commodity derivative contracts(a)	$78.1	$—	$14.4	$63.7
Interest rate swap agreements	$236.0	$—	$236.0	$—

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Liability fair value measurements using
	Total	Quoted prices in active markets for identical liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
As of December 31, 2010
Energy commodity derivative contracts(b)	$(384.5)	$—	$(359.7)	$(24.8)
Interest rate swap agreements	$(69.2)	$—	$(69.2)	$—

As of December 31, 2009
Energy commodity derivative contracts(b)	$(513.5)	$—	$(462.8)	$(50.7)
Interest rate swap agreements	$(218.5)	$—	$(218.5)	$—
Cross currency interest rate swap agreements	$(9.6)	$—	$(9.6)	$—

(a)	Level 2 consists primarily of OTC natural gas hedges that are settled on NYMEX. Level 3 consists primarily of natural gas options and West Texas Intermediate options.
(b)	Level 2 consists primarily of OTC West Texas Intermediate hedges and OTC natural gas hedges that are settled on NYMEX. Level 3 consists primarily of natural gas basis swaps and West Texas Intermediate options.

The table below provides a summary of changes in the fair value of our Level 3 energy commodity derivative contracts for each of the years ended December 31, 2010 and 2009 (in millions):

Significant unobservable inputs (Level 3)

	Year Ended December 31,
	2010	2009
Derivatives-net asset (liability)
Beginning of period	$13.0	$44.1
Realized and unrealized net gains (losses)	1.7	(48.4)
Purchases and settlements	4.1	17.3
Transfers in (out) of Level 3	—	—

End of period	$18.8	$13.0

Change in unrealized net losses relating to contracts still held at end of period	$(10.7)	$(42.1)

Fair Value of Financial Instruments

Fair value as used in the disclosure of financial instruments represents the amount at which an instrument could be exchanged in a current transaction between willing parties. As of each reporting date, the estimated fair value of our outstanding publicly-traded debt is based upon quoted market prices, if available, and for all other debt, fair value is based upon prevailing interest rates currently available to us. In addition, we adjust (discount) the fair value measurement of our long-term debt for the effect of credit risk.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The estimated fair value of our outstanding debt balance as of December 31, 2010 and 2009 (both short-term and long-term, but excluding the value of interest rate swaps), is disclosed below (in millions):

	December 31, 2010		December 31, 2009
	Carrying Value	Estimated fair value	Carrying Value	Estimated fair value
Total Debt(a)	$15,169.9	$16,129.1	$13,648.4	$14,158.2

(a)	The 2010 amounts include the $750.0 million of 5.35% senior notes paid on January 5, 2011 (see note 8 “Debt—Subsequent Events”).

15. Reportable Segments

We divide our operations into the following reportable business segments. These segments and their principal source of revenues are as follows:

•	Products Pipelines—KMP—the transportation and terminaling of refined petroleum products, including gasoline, diesel fuel, jet fuel and natural gas liquids;

•	Natural Gas Pipelines—KMP—the sale, transport, processing, treating, storage and gathering of natural gas;

•

CO2—KMP—the production and sale of crude oil from fields in the Permian Basin of West Texas and the transportation and marketing of carbon dioxide used as a flooding medium for recovering crude oil from mature oil fields;

•	Terminals—KMP—the transloading and storing of refined petroleum products and dry and liquid bulk products, including coal, petroleum coke, cement, alumina, salt and other bulk chemicals;

•

Kinder Morgan Canada—KMP—the transportation of crude oil and refined products from Alberta, Canada to marketing terminals and refineries in British Columbia, the state of Washington and the Rocky Mountains and Central regions of the United States;

•

NGPL PipeCo LLC—consists of our 20% interest in NGPL PipeCo LLC, the owner of Natural Gas Pipeline Company of America and certain affiliates, collectively referred to as Natural Gas Pipeline Company of America or NGPL, a major interstate natural gas pipeline and storage system, which we operate; and

•

Power—during the historical periods presented in this report, we had a business segment referred to as “Power,” which consisted of our ownership of a natural gas-fired electric generation facilities. On October 22, 2010, we sold our facility located in Michigan, referred to as “Triton Power,” for approximately $15.0 million in cash (see Note 3).

On August 28, 2008, we sold our one-third interest in the net assets of the Express pipeline system (Express), as well as our full ownership of the net assets of the Jet Fuel pipeline system (Jet Fuel), to KMP. We accounted for this transaction as a transfer of net assets between entities under common control. Therefore, following the sale of Express and Jet Fuel to KMP, KMP recognized the assets and liabilities acquired at our carrying amounts (historical cost) at the date of transfer. The results of Express and Jet Fuel are reported in the Kinder Morgan Canada—KMP segment for all periods presented.

On February 15, 2008, we sold an 80% ownership interest in NGPL PipeCo LLC business segment to Myria (see Note 3). Effective February 15, 2008, we began to account for the results of operations of the NGPL PipeCo LLC segment as an equity investment.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

We evaluate performance principally based on each segments’ earnings before depreciation, depletion and amortization expenses (including amortization of excess cost of equity investments), which excludes general and administrative expenses, third-party debt costs and interest expense, unallocable interest income, and unallocable income tax expense. Our reportable segments are strategic business units that offer different products and services, and they are based on the way our chief operating decision maker organizes the operations within our enterprise for assessing performance and allocating resources. Each segment is managed separately because each segment involves different products and marketing strategies.

Because KMP’s partnership agreement requires it to distribute 100% of its available cash to its partners on a quarterly basis (KMP’s available cash consists primarily of all of its cash receipts, less cash disbursements and changes in reserves), we consider each period’s earnings before all non-cash depreciation, depletion and amortization expenses to be an important measure of business segment performance for our segments that are also segments of KMP. We account for intersegment sales at market prices, while we account for asset transfers at either market value or, in some instances, book value.

During 2010, 2009 and 2008, we did not have revenues from any single customer that exceeded 10% of our consolidated revenues.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Financial information by segment follows (in millions):

	Year Ended December 31,
	2010	2009	2008
Revenues
Products Pipelines—KMP
Revenues from external customers	$883.0	$826.6	$815.9
Natural Gas Pipelines—KMP
Revenues from external customers	4,416.5	3,806.9	8,422.0
CO2—KMP
Revenues from external customers	1,298.4	1,131.3	1,269.2
Terminals—KMP
Revenues from external customers	1,264.0	1,108.1	1,172.7
Intersegment revenues	1.1	0.9	0.9
Kinder Morgan Canada—KMP
Revenues from external customers	268.5	226.1	198.9
NGPL PipeCo LLC(a)
Revenues from external customers	—	—	132.1
Intersegment revenues	—	—	0.9
Power(b)
Revenues from external customers	9.4	40.4	44.0
Other
NGPL PipeCo LLC fixed fee revenue	47.2	45.8	39.0
Other revenues	3.6	—	1.0
Intersegment revenues	—	—	(0.9)

Total segment revenues	8,191.7	7,186.1	12,095.7
Less: Total intersegment revenues	(1.1)	(0.9)	(0.9)

Total consolidated revenues	$8,190.6	$7,185.2	$12,094.8

	Year Ended December 31,
	2010	2009	2008
Operating expenses(c)
Products Pipelines—KMP(d)	$414.6	$269.5	$291.0
Natural Gas Pipelines—KMP	3,756.8	3,192.7	7,803.3
CO2—KMP	308.1	271.1	391.8
Terminals—KMP	629.2	536.8	631.8
Kinder Morgan Canada—KMP	91.6	72.5	68.0
NGPL PipeCo LLC(a)	—	—	43.5
Power(b)	5.3	23.6	24.8
Other	2.1	0.1	0.1

Total segment operating expenses	5,207.7	4,366.3	9,254.3
Less: Total intersegment operating expenses	(1.1)	(0.9)	(0.9)

Total consolidated operating expenses	$5,206.6	$4,365.4	$9,253.4

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Year Ended December 31,
	2010	2009	2008
Other expense (income)
Products Pipelines—KMP(e)	$11.8	$1.1	$1,269.5
Natural Gas Pipelines—KMP(e)	0.9	(6.6)	2,090.0
CO2—KMP	—	—	—
Terminals—KMP(e)	(3.3)	(25.0)	683.0
Kinder Morgan Canada—KMP	—	—	—
Other	(16.0)	(0.1)	0.1

Total consolidated other expense (income)	$(6.6)	$(30.6)	$4,042.6

	Year Ended December 31,
	2010	2009	2008
Depreciation, depletion and amortization
Products Pipelines—KMP	$127.0	$121.3	$116.9
Natural Gas Pipelines—KMP	150.3	120.5	99.9
CO2—KMP	542.9	620.6	498.1
Terminals—KMP	215.5	169.1	157.4
Kinder Morgan Canada—KMP	42.9	38.5	36.7
NGPL PipeCo LLC(a)	—	—	9.3
Other	0.2	0.2	0.1

Total consolidated depreciation, depletion and amortization	$1,078.8	$1,070.2	$918.4

	Year Ended December 31,
	2010	2009	2008
Earnings (loss) from equity investments
Products Pipelines—KMP	$22.8	$18.7	$15.7
Natural Gas Pipelines—KMP	169.1	141.8	113.4
CO2—KMP	22.5	22.3	20.7
Terminals—KMP	1.7	0.7	2.7
Kinder Morgan Canada—KMP	(3.3)	(4.1)	8.3
NGPL PipeCo LLC(a)(f)	(399.0)	42.5	40.3
Power	—	—	—
Other	—	—	—

Total consolidated equity earnings (loss)	$(186.2)	$221.9	$201.1

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Year Ended December 31,
	2010	2009	2008
Amortization of excess cost of equity investments
Products Pipelines—KMP	$3.4	$3.4	$3.3
Natural Gas Pipelines—KMP	0.4	0.4	0.4
CO2—KMP	2.0	2.0	2.0
Terminals—KMP	—	—	—
Kinder Morgan Canada—KMP	—	—	—

Total consolidated amortization of excess cost of equity investments	$5.8	$5.8	$5.7

	Year Ended December 31,
	2010	2009	2008
Interest income
Products Pipelines—KMP	$4.0	$4.1	$4.3
Natural Gas Pipelines—KMP	2.3	6.2	1.2
CO2—KMP	2.0	—	—
Terminals—KMP	—	—	—
Kinder Morgan Canada—KMP	13.2	12.0	3.9

Total segment interest income	21.5	22.3	9.4
Unallocated interest income	1.9	3.4	38.1

Total consolidated interest income	$23.4	$25.7	$47.5

	Year Ended December 31,
	2010	2009	2008
Other, net-income (expense)
Products Pipelines—KMP	$12.4	$8.3	$(2.3)
Natural Gas Pipelines—KMP	2.0	25.6	15.1
CO2—KMP	2.5	—	1.9
Terminals—KMP	4.7	3.7	1.7
Kinder Morgan Canada—KMP	2.6	11.9	(10.1)
Other	(0.1)	—	0.7

Total consolidated other, net-income (expense)	$24.1	$49.5	$7.0

	Year Ended December 31,
	2010	2009	2008
Income tax benefit (expense)
Products Pipelines—KMP	$1.1	$(3.1)	$4.9
Natural Gas Pipelines—KMP	(3.3)	(5.7)	(2.7)
CO2—KMP	0.9	(4.0)	(3.9)
Terminals—KMP	(5.3)	(5.2)	(19.7)
Kinder Morgan Canada—KMP	(7.8)	(18.9)	19.0

Total segment income tax expense	(14.4)	(36.9)	(2.4)
Unallocated income tax expense	(153.2)	(289.7)	(301.9)

Total consolidated income tax expense	$(167.6)	$(326.6)	$(304.3)

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Year Ended December 31,
	2010	2009	2008
Segment earnings (loss) before depreciation, depletion, amortization and amortization of excess cost of equity investments(g)
Products Pipelines—KMP	$496.9	$584.0	$(722.0)
Natural Gas Pipelines—KMP	828.9	788.7	(1,344.3)
CO2—KMP	1,018.2	878.5	896.1
Terminals—KMP	640.3	596.4	(156.5)
Kinder Morgan Canada—KMP	181.6	154.5	152.0
NGPL PipeCo LLC(a)(f)	(399.0)	42.5	129.8
Power	4.1	4.8	5.7

Segment earnings (loss) before depreciation, depletion, amortization and amortization of excess cost of equity investments	2,771.0	3,049.4	(1,039.2)
Total segment depreciation, depletion and amortization	(1,078.8)	(1,070.2)	(918.4)
Total segment amortization of excess cost of equity investments	(5.8)	(5.8)	(5.7)
NGPL PipeCo LLC fixed fee revenue	47.2	45.8	39.0
Other revenues	3.6	—	—
General and administrative expenses	(631.1)	(373.0)	(352.5)
Unallocable interest and other, net(h)	(652.6)	(583.7)	(623.6)
Unallocable income tax expense	(153.2)	(289.7)	(301.9)

Income (loss) from continuing operations	$300.3	$772.8	$(3,202.3)

	Year Ended December 31,
	2010	2009	2008
Capital expenditures(i)
Products Pipelines—KMP	$144.2	$199.8	$221.7
Natural Gas Pipelines—KMP	135.4	372.0	946.5
CO2—KMP	372.8	341.8	542.6
Terminals—KMP	326.3	378.2	454.1
Kinder Morgan Canada—KMP	22.2	32.0	368.1
NGPL PipeCo LLC(a)	—	—	10.3
Other	1.6	0.5	2.0

Total consolidated capital expenditures	$1,002.5	$1,324.3	$2,545.3

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	2010	2009
Investments at December 31
Products Pipelines—KMP	$354.9	$346.9
Natural Gas Pipelines—KMP	3,563.3	2,542.8
CO2—KMP	9.9	11.2
Terminals—KMP	27.4	18.7
Kinder Morgan Canada—KMP	69.8	68.7
NGPL PipeCo LLC(a)	265.6	698.5

Total segment investments	4,290.9	3,686.8
Other	0.2	8.8

Total consolidated investments	$4,291.1	$3,695.6

	2010	2009
Assets at December 31
Products Pipelines—KMP	$5,650.9	$5,614.7
Natural Gas Pipelines—KMP	10,960.0	9,956.7
CO2—KMP	4,057.2	4,230.5
Terminals—KMP	5,009.3	4,537.3
Kinder Morgan Canada—KMP	1,870.0	1,797.7
NGPL PipeCo LLC(a)	265.6	698.5
Power(b)	—	67.6

Total segment assets	27,813.0	26,903.0
Other(j)	1,095.1	678.0

Total consolidated assets	$28,908.1	$27,581.0

(a)	Effective February 15, 2008, we sold an 80% ownership interest in NGPL PipeCo LLC to Myria. As a result of the sale, beginning February 15, 2008, we account for our 20% ownership interest in NGPL PipeCo LLC as an equity method investment and 100% of NGPL PipeCo LLC revenues, earnings and assets prior to the sale, are included in the above tables.
(b)	Upon the adoption of Accounting Standards Update No. 2009-17, which amended the codification’s “Consolidation” topic, on January 1, 2010, Triton Power operations are no longer be consolidated into our financial statements, but are treated as an equity investment, resulting in decreases to revenues, operating expenses and noncontrolling interests with no impact to segment earnings before DD&A (see Note 18). As noted preceding, Triton Power was sold for approximately $15.0 million on October 22, 2010.
(c)	Includes natural gas purchases and other costs of sales, operations and maintenance expenses, fuel and power expenses and taxes, other than income taxes.
(d)	2010 amount includes a $172.0 million litigation reserve related to KMP’s West Coast pipeline rate case (see Note 16).
(e)	2008 includes non-cash goodwill impairment charges (see Note 7).
(f)	2010 amount includes an impairment charge of $430.0 million to reduce the carrying value of our investment in NGPL PipeCo LLC (see Note 6).
(g)	Includes revenues, earnings from equity investments, allocable interest income, and other, net, less operating expenses, allocable income taxes, and other expense (income).
(h)	Includes (i) interest expense and (ii) miscellaneous other income and expenses not allocated to business segments.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(i)	Sustaining capital expenditures, including KMP’s share of Rockies Express’ sustaining capital expenditures, for each of the years ended December 31, 2010, 2009 and 2008, were $180.8 million, $172.7 million and $183.9 million, respectively.
(j)	Includes cash and cash equivalents, margin and restricted deposits, unallocable interest receivable, prepaid assets and deferred charges, and risk management assets related to the fair value of interest rate swaps.

We do not attribute interest and debt expense to any of our reportable business segments. For each of the years ended December 31, 2010, 2009 and 2008, we reported total consolidated interest expense of $668.3 million, $599.1 million and $675.8 million, respectively.

Following is geographic information regarding the revenues and long-lived assets of our business segments (in millions):

	Year Ended December 31,
	2010	2009	2008
Revenues from external customers
United States	$7,814.6	$6,862.3	$11,804.2
Canada	356.5	301.9	269.3
Mexico and other(a)	19.5	21.0	21.3

Total consolidated revenues from external customers	$8,190.6	$7,185.2	$12,094.8

	2010	2009	2008
Long-lived assets at December 31(b)
United States	$19,926.5	$19,263.5	$17,511.1
Canada	1,928.7	1,834.3	1,568.7
Mexico and other(a)	95.9	98.8	97.7

Total consolidated long-lived assets	$21,951.1	$21,196.6	$19,177.5

(a)	Includes operations in Mexico and the Netherlands.
(b)	Long-lived assets exclude (i) goodwill and (ii) other intangibles, net.

16. Litigation, Environmental and Other Contingencies

Below is a brief description of our ongoing material legal proceedings, including any material developments that occurred in such proceedings during 2010. This note also contains a description of any material legal proceedings that were initiated against us during 2010, and a description of any material events occurring subsequent to December 31, 2010 but before the filing of this report.

In this note, we refer to KMP’s subsidiary SFPP, L.P. as SFPP; KMP’s subsidiary Calnev Pipe Line LLC as Calnev; Chevron Products Company as Chevron; Navajo Refining Company, L.P. as Navajo; BP West Coast Products, LLC as BP; ConocoPhillips Company as ConocoPhillips; Tesoro Refining and Marketing Company as Tesoro; Texaco Refining and Marketing Inc. as Texaco; Western Refining Company, L.P. as Western Refining; ExxonMobil Oil Corporation as ExxonMobil; Valero Energy Corporation as Valero; Valero Marketing and Supply Company as Valero Marketing; Continental Airlines, Inc., Northwest Airlines, Inc., Southwest Airlines Co. and US Airways, Inc., collectively, as the Airlines; KMP’s subsidiary Kinder Morgan CO2 Company, L.P. (the successor to Shell CO2 Company, Ltd.) as Kinder Morgan CO2; the United States Court of Appeals for the

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District of Columbia Circuit as the D.C. Circuit; the Federal Energy Regulatory Commission as the FERC; the California Public Utilities Commission as the CPUC; the United States Department of the Interior, Minerals Management Service as the MMS; the Union Pacific Railroad Company (the successor to Southern Pacific Transportation Company) as UPRR; the Texas Commission of Environmental Quality as the TCEQ; The Premcor Refining Group, Inc. as Premcor; Port Arthur Coker Company as PACC; KMP’s subsidiary Kinder Morgan Bulk Terminals, Inc. as KMBT; KMP’s subsidiary Kinder Morgan Liquids Terminals LLC as KM LT; Rockies Express Pipeline LLC as Rockies Express; and Plantation Pipe Line Company as Plantation. “OR” dockets designate complaint proceedings, and “IS” dockets designate protest proceedings.

Federal Energy Regulatory Commission Proceedings

The tariffs and rates charged by SFPP and Calnev are subject to numerous ongoing proceedings at the FERC, including the shippers’ complaints and protests regarding interstate rates on the pipeline systems listed below. These complaints and protests have been filed over numerous years beginning in 1992 through and including 2009. In general, these complaints and protests allege the rates and tariffs charged by SFPP are not just and reasonable. If the shippers are successful in proving their claims, they are entitled to seek reparations (which may reach up to two years prior to the filing of their complaints) or refunds of any excess rates paid, and SFPP may be required to reduce its rates going forward. These proceedings tend to be protracted, with decisions of the FERC often appealed to the federal courts.

As to SFPP, the issues involved in these proceedings include, among others: (i) whether certain of KMP’s Pacific operations’ rates are “grandfathered” under the Energy Policy Act of 1992, and therefore deemed to be just and reasonable; (ii) whether “substantially changed circumstances” have occurred with respect to any grandfathered rates such that those rates could be challenged; (iii) whether indexed rate increases are justified and (iv) the appropriate level of return and income tax allowance KMP may include in its rates. The issues involving Calnev are similar.

SFPP

As a result of FERC’s approval in May 2010 of a settlement agreement with eleven of twelve shipper litigants, a wide range of rate challenges dating back to 1992 were resolved (Historical Cases Settlement). The Historical Cases Settlement resolved all but two of the cases outstanding between SFPP and the eleven shippers, and SFPP does not expect any material adverse impacts from the remaining two unsettled cases with the eleven shippers.

The Historical Cases Settlement and other legal reserves related to SFPP rate litigation resulted in a $158.0 million charge to earnings in the first quarter of 2010, and in June 2010, KMP made settlement payments of $206.3 million to the eleven shippers. However, because a portion of KMP’s partnership distributions for the second quarter of 2010 (which KMP paid in August 2010) was a distribution of cash from interim capital transactions (rather than a distribution of cash from operations) our second quarter 2010 distribution from KMP was reduced by $170.0 million and our second quarter pre-tax earnings were reduced by $168.3 million. As provided in KMP’s partnership agreement, we receive no incentive distribution on ICT Distributions; therefore, there was no practical impact to KMP’s limited partners from this ICT Distribution because (i) the expected cash distribution to the limited partners did not change; (ii) fewer dollars in the aggregate were distributed, because there was no incentive distribution paid to us related to the portion of the quarterly distribution that was an ICT Distribution and (iii) we, in this instance, have agreed to waive any resetting of the incentive distribution target levels, as would otherwise occur according to KMP’s partnership agreement.

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KMP’s second quarter 2010 ICT Distribution is expected to allow it to resolve the remaining FERC rate cases (discussed above) and CPUC rate cases (discussed below) without impacting future distributions. Due to our support, KMP was able to make $4.40 in distributions per unit to its limited partners for 2010.

Furthermore, (i) KMP’s declared cash distributions for both the third and fourth quarters of 2010 contain no distributions of cash from interim capital transactions, but instead consist entirely of distributions of cash from operations and (ii) KMP recognized a $14.0 million increase in expense in December 2010 associated with overall adjustments to its rate case liabilities. For more information on KMP’s partnership distributions, see Note 10 “Members’ Equity—KMP—Distributions.”

Chevron is the only shipper who was not a party to the Historical Cases Settlement. In December 2010, an agreement in principle was reached with Chevron, and in February 2011, an uncontested settlement was filed at the FERC which the chief judge certified to the FERC. The FERC has not yet acted on the certified settlement. Upon approval by the FERC, the settlement will resolve the following dockets now pending only as to Chevron:

•	FERC Docket Nos. OR92-8, et al. (West and East Line Rates)—Chevron protests of compliance filings pending with FERC and appeals pending at the D.C. Circuit;

•	FERC Docket Nos. OR96-2, et al. (All SFPP Rates)—Chevron (as a successor-in-interest to Texaco) protests of compliance filings pending with FERC;

•	FERC Docket No. OR02-4 (All SFPP Rates)—Chevron appeal of complaint dismissal pending at the D.C. Circuit;

•	FERC Docket No. OR03-5 (West, East, North, and Oregon Line Rates)—Chevron exceptions to initial decision pending at FERC;

•	FERC Docket No. OR07-4 (All SFPP Rates)—Chevron complaint held in abeyance;

•	FERC Docket No. OR09-8 (consolidated) (2008 Index Increases)—Hearing regarding Chevron complaint held in abeyance pending settlement discussions;

•	FERC Docket No. IS98-1 (Sepulveda Line Rates)—Chevron protests to compliance filing pending at FERC;

•	FERC Docket No. IS05-230 (North Line Rates)—Chevron exceptions to initial decision pending at FERC;

•	FERC Docket No. IS07-116 (Sepulveda Line Rates)—Chevron protest subject to resolution of IS98-1 proceeding;

•	FERC Docket No. IS08-137 (West and East Line Rates)—Chevron protest subject to resolution of the OR92-8/OR96-2 proceeding;

•	FERC Docket No. IS08-302 (2008 Index Rate Increases)—Chevron protest subject to the resolution of proceedings regarding the West, North and Sepulveda Lines; and

•	FERC Docket No. IS09-375 (2009 Index Rate Increases)—Chevron protest subject to resolution of proceedings regarding the North, West and Sepulveda Lines.

The following dockets, which pertain to all protesting shippers, are either pending or recently resolved, as noted below:

•	FERC Docket No. IS08-390 (West Line Rates)—Protestants: BP, ExxonMobil, ConocoPhillips, Valero Marketing, Chevron, the Airlines—Status: FERC order issued on February 17, 2011. While the order

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made certain findings that were adverse to SFPP, it ruled in favor of SFPP on many significant issues. SFPP will file a rehearing request on certain adverse findings. It is not possible to predict the outcome of FERC review of the rehearing request or appellate review of this order; and

•

FERC Docket No. IS09-437 (East Line Rates)—Protestants: BP, ExxonMobil, ConocoPhillips, Valero, Chevron, Western Refining, and Southwest Airlines—Status: Initial decision issued on February 10, 2011. A FERC administrative law judge generally made findings adverse to SFPP, found that East Line rates should have been lower, and recommended that SFPP pay refunds for alleged over-collections. SFPP will file a brief with the FERC taking exception to these and other portions of the initial decision. The FERC will review the initial decision and while the initial decision is inconsistent with a number of the issues ruled on in FERC’s February 17, 2011 Order IS08-390, it is not possible to predict the outcome of FERC or appellate review.

Calnev

•

FERC Docket Nos. OR07-7, OR07-18, OR07-19 & OR07-22 (not consolidated) (Calnev Rates)—Complainants: Tesoro, Airlines, BP, Chevron, ConocoPhillips and Valero Marketing—Status: Complaint amendments pending before FERC;

•	FERC Docket No. IS09-377 (2009 Index Rate Increases)—Protestants: BP, Chevron, and Tesoro—Status: Requests for rehearing of FERC dismissal pending before FERC;

•

FERC Docket Nos. OR09-11/OR09-14 (not consolidated) (2007 and 2008 Page 700 Audit Request)—Complainants: BP/Tesoro—Status: BP petition for review at D.C. Circuit dismissed, mandate issued in June 2010;

•	FERC Docket Nos. OR09-15/OR09-20 (not consolidated) (Calnev Rates)—Complainants: Tesoro/BP—Status: Complaints pending at FERC; and

•	FERC Docket Nos. OR09-18/OR09-22 (not consolidated) (2009 Index Increases)—Complainants: Tesoro/BP—Status: BP petition for review at D.C. Circuit dismissed, mandate issued in June 2010.

Natural Gas Pipeline Company of America LLC Section 5 Proceeding

On November 19, 2009, the FERC initiated an investigation, pursuant to Section 5 of the Natural Gas Act, into the justness and reasonableness of the transportation and storage rates as well as the fuel and natural gas lost percentages of NGPL PipeCo LLC’s subsidiary, Natural Gas Pipeline Company of America LLC (NGPL). NGPL reached a settlement in principal with the FERC on April 22, 2010. On June 11, 2010, NGPL filed an offer of settlement, which was approved without modification by the FERC on July 29, 2010. The order approving the settlement has become final and nonappealable. The settlement resolved all issues in the proceeding. The settlement provides that NGPL will reduce its fuel costs and gas lost and unaccounted for, or “GL&U,” retention factors as of July 1, 2010. The settlement further provides a timeline for additional prospective fuel and GL&U reductions and prospective reductions in the maximum recourse reservation rates that it bills firm transportation and storage shippers. Also, see Note 6 “Investments.”

Trailblazer Pipeline Company LLC

On July 7, 2010, KMP’s subsidiary Trailblazer Pipeline Company LLC (Trailblazer) refunded a total of approximately $0.7 million to natural gas shippers covering the period January 1, 2010 through May 31, 2010 as part of a settlement reached with shippers to eliminate the December 1, 2009 rate filing obligation contained in its Docket No. RP03-162 rate case settlement. As part of the agreement with shippers, Trailblazer commenced billing reduced tariff rates as of June 1, 2010 with an additional reduction in tariff rates to take effect January 1, 2011.

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Kinder Morgan Interstate Gas Transmission LLC Section 5 Proceeding

On November 18, 2010, KMP’s subsidiary Kinder Morgan Interstate Gas Transmission LLC (KMIGT) was notified by the FERC of a proceeding against it pursuant to Section 5 of the Natural Gas Act. The proceeding will set the matter for hearing and determine whether KMIGT’s current rates, which were approved by the FERC in KMIGT’s last transportation rate case settlement, remain just and reasonable. The FERC made no findings in its order as to what would constitute just and reasonable rates or a reasonable return for KMIGT. A proceeding under Section 5 of the Natural Gas Act is prospective in nature and any potential change in rates charged customers by KMIGT can only occur after the FERC has issued a final order. Prior to that, an Administrative Law Judge will preside over an evidentiary hearing and make an initial decision (which the FERC has directed to be issued within 47 weeks). The final FERC decision will be based on the record developed before the Administrative Law Judge. We do not believe that this investigation will have a material adverse impact on us.

California Public Utilities Commission Proceedings

SFPP has previously reported ratemaking and complaint proceedings pending with the CPUC. The ratemaking and complaint cases generally involve challenges to rates charged by SFPP for intrastate transportation of refined petroleum products through its pipeline system in the state of California and request prospective rate adjustments and refunds with respect to tariffed and previously untariffed charges for certain pipeline transportation and related services. These matters have been consolidated and assigned to two administrative law judges.

On April 6, 2010, a CPUC administrative law judge issued a proposed decision in several intrastate rate cases involving SFPP and a number of its shippers. The proposed decision includes determinations on issues, such as SFPP’s entitlement to an income tax allowance and allocation of environmental expenses that KMP’s believes are contrary both to CPUC policy and precedent and to established federal regulatory policies for pipelines. Moreover, the proposed decision orders refunds relating to these issues where the underlying rates were previously deemed reasonable by the CPUC, which KMP believes to be contrary to California law. Based on KMP’s review of these CPUC proceedings, KMP estimates that its maximum exposure is approximately $220 million in reparation and refund payments and if the determinations made in the proposed decision were applied prospectively in two pending cases this could result in approximately $30 million in annual rate reductions.

The proposed decision is advisory in nature and can be rejected, accepted or modified by the CPUC. SFPP filed comments on May 3, 2010 outlining what it believes to be the errors in law and fact within the proposed decision and on May 5, 2010, SFPP made oral arguments before the full CPUC. The matter remains pending before the CPUC, which may act at any time at its scheduled bimonthly meetings. Further procedural steps, including motions for rehearing and writ of review to California’s Court of Appeals, will be taken if warranted. KMP does not expect the final resolution of this matter to have an impact on its expected distributions to its limited partners for 2011.

Carbon Dioxide Litigation

Gerald O. Bailey et al. v. Shell Oil Co. et al, Southern District of Texas Lawsuit

Kinder Morgan CO2, KMP and Cortez Pipeline Company are among the defendants in a proceeding in the federal courts for the Southern District of Texas, Gerald O. Bailey et al. v. Shell Oil Company et al. (Civil Action Nos. 05-1029 and 05-1829 in the U.S. District Court for the Southern District of Texas—consolidated by Order dated July 18, 2005). The plaintiffs assert claims for the underpayment of royalties on carbon dioxide produced from the McElmo Dome unit, located in southwestern Colorado. The plaintiffs assert claims for fraud/fraudulent

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inducement, real estate fraud, negligent misrepresentation, breach of fiduciary and agency duties, breach of contract and covenants, violation of the Colorado Unfair Practices Act, civil theft under Colorado law, conspiracy, unjust enrichment, and open account. Plaintiffs Gerald O. Bailey, Harry Ptasynski, and W.L. Gray & Co. also assert claims as private relators under the False Claims Act, claims on behalf of the State of Colorado and Montezuma County, Colorado, and claims for violation of federal and Colorado antitrust laws. The plaintiffs seek actual damages, treble damages, punitive damages, a constructive trust and accounting, and declaratory relief. The defendants filed motions for summary judgment on all claims.

On April 22, 2008, the federal district court granted defendants’ motions for summary judgment and ruled that plaintiffs Bailey and Ptasynski take nothing on their claims, and that the claims of Gray be dismissed with prejudice. The court entered final judgment in favor of the defendants on April 30, 2008. The plaintiffs appealed to the United States Fifth Circuit Court of Appeals. On June 16, 2010, the Fifth Circuit Court of Appeals affirmed the trial court’s summary judgment decision. On October 18, 2010, the U.S. Supreme Court denied Gerald Bailey’s petition for writ of certiorari to the U.S. Supreme Court seeking further appellate review of the Fifth Circuit Court of Appeals’ decision.

CO2 Claims Arbitration

Kinder Morgan CO2 and Cortez Pipeline Company were among the named defendants in CO2 Committee, Inc. v. Shell Oil Co., et al., an arbitration initiated on November 28, 2005. The arbitration arose from a dispute over a class action settlement agreement which became final on July 7, 2003 and disposed of five lawsuits formerly pending in the U.S. District Court, District of Colorado. The plaintiffs in such lawsuits primarily included overriding royalty interest owners, royalty interest owners, and small share working interest owners who alleged underpayment of royalties and other payments on carbon dioxide produced from the McElmo Dome unit.

The settlement imposed certain future obligations on the defendants in the underlying litigation. The plaintiffs in the arbitration alleged that, in calculating royalty and other payments, defendants used a transportation expense in excess of what is allowed by the settlement agreement, thereby causing alleged underpayments of approximately $12 million. The plaintiffs also alleged that Cortez Pipeline Company should have used certain funds to further reduce its debt, which, in turn, would have allegedly increased the value of royalty and other payments by approximately $0.5 million. On August 7, 2006, the arbitration panel issued its opinion finding that defendants did not breach the settlement agreement. On June 21, 2007, the New Mexico federal district court entered final judgment confirming the August 7, 2006 arbitration decision.

On October 2, 2007, the plaintiffs initiated a second arbitration (CO2 Committee, Inc. v. Shell CO2 Company, Ltd., aka Kinder Morgan CO2 Company, L.P., et al.) against Cortez Pipeline Company, Kinder Morgan CO2 and an ExxonMobil entity. The second arbitration asserts claims similar to those asserted in the first arbitration. A second arbitration panel has convened and a final hearing on the parties’ claims and defenses is expected to occur in 2011.

MMS Notice of Noncompliance and Civil Penalty

On December 20, 2006, Kinder Morgan CO2 received from the MMS a “Notice of Noncompliance and Civil Penalty: Knowing or Willful Submission of False, Inaccurate, or Misleading Information—Kinder Morgan CO2 Company, L.P., case no. CP07-001.” This Notice, and the MMS’s position that Kinder Morgan CO2 has violated certain reporting obligations, relates to a disagreement between the MMS and Kinder Morgan CO2 concerning the approved transportation allowance to be used in valuing McElmo Dome carbon dioxide for purposes of calculating federal royalties.

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The Notice of Noncompliance and Civil Penalty assessed a civil penalty of approximately $2.2 million as of December 15, 2006 (based on a penalty of $500.00 per day for each of 17 alleged violations) for Kinder Morgan CO2’s alleged submission of false, inaccurate, or misleading information relating to the transportation allowance, and federal royalties for CO2 produced at McElmo Dome, during the period from June 2005 through October 2006. The MMS stated that civil penalties would continue to accrue at the same rate until the alleged violations are corrected.

On January 3, 2007, Kinder Morgan CO2 appealed the Notice of Noncompliance and Civil Penalty to the Office of Hearings and Appeals of the Department of the Interior. In July 2008, the parties reached a settlement in principle of the Notice of Noncompliance and Civil Penalty, subject to final approval by the MMS and the Department of the Interior. On September 8, 2010, the United States Department of the Interior, Bureau of Ocean Energy Management, Regulation, and Enforcement (formerly known as the MMS) approved the settlement, which is now final.

MMS Orders to Report and Pay

On March 20, 2007, Kinder Morgan CO2 received an Order to Report and Pay from the MMS. The MMS contends that Kinder Morgan CO2 over-reported transportation allowances and underpaid royalties in the amount of approximately $4.6 million for the period from January 1, 2005 through December 31, 2006 as a result of its use of the Cortez Pipeline tariff as the transportation allowance in calculating federal royalties. The MMS claims that the Cortez Pipeline tariff is not the proper transportation allowance and that Kinder Morgan CO2 must use its “reasonable actual costs” calculated in accordance with certain federal product valuation regulations.

Kinder Morgan CO2 submitted a notice of appeal in response to the Order to Report and Pay, challenging the Order and appealing it to the Director of the MMS in accordance with 30 C.F.R. sec. 290.100, et seq.

In addition to the March 2007 Order to Report and Pay, the MMS issued a second Order to Report and Pay in August 2007, in which the MMS claims that Kinder Morgan CO2 over-reported transportation allowances and underpaid royalties (due to the use of the Cortez Pipeline tariff as the transportation allowance for purposes of federal royalties) in the amount of approximately $8.5 million for the period from April 2000 through December 2004. Kinder Morgan CO2 filed its notice of appeal and statement of reasons in response to the second Order in September 2007, challenging the Order and appealing it to the Director of the MMS.

In July 2008, the parties reached a settlement in principle of the March 2007 and August 2007 Orders to Report and Pay, subject to final approval by the MMS and the Department of the Interior. On September 8, 2010, the United States Department of the Interior, Bureau of Ocean Energy Management, Regulation, and Enforcement (formerly known as the MMS) approved the settlement, which is now final.

Colorado Severance Tax Assessment

On September 16, 2009, the Colorado Department of Revenue issued three Notices of Deficiency to Kinder Morgan CO2. The Notices of Deficiency assessed additional state severance tax against Kinder Morgan CO2 with respect to carbon dioxide produced from the McElmo Dome unit for tax years 2005, 2006, and 2007. The total amount of tax assessed was $5.7 million, plus interest of $1.0 million, plus penalties of $1.7 million. Kinder Morgan CO2 protested the Notices of Deficiency and paid the tax and interest under protest. Kinder Morgan CO2 is now awaiting the Colorado Department of Revenue’s response to the protest.

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Montezuma County, Colorado Property Tax Assessment

In November of 2009, the County Treasurer of Montezuma County, Colorado, issued to Kinder Morgan CO2, as operator of the McElmo Dome unit, retroactive tax bills for tax year 2008, in the amount of $2 million. Of this amount, 37.2% is attributable to Kinder Morgan CO2’s interest. The retroactive tax bills were based on the assertion that a portion of the actual value of the carbon dioxide produced from the McElmo Dome unit was omitted from the 2008 tax roll due to an alleged over statement of transportation and other expenses used to calculate the net taxable value. Kinder Morgan CO2 paid the retroactive tax bills under protest and will file petitions for refunds of the taxes paid under protest and will vigorously contest Montezuma County’s position.

Other

In addition to the matters listed above, audits and administrative inquiries concerning Kinder Morgan CO2’s payments on carbon dioxide produced from the McElmo Dome and Bravo Dome units are currently ongoing. These audits and inquiries involve federal agencies, the states of Colorado and New Mexico, and county taxing authorities in the state of Colorado.

Commercial Litigation Matters

Union Pacific Railroad Company Easements

SFPP and UPRR are engaged in a proceeding to determine the extent, if any, to which the rent payable by SFPP for the use of pipeline easements on rights-of-way held by UPRR should be adjusted pursuant to existing contractual arrangements for the ten year period beginning January 1, 2004 (Union Pacific Railroad Company vs. Santa Fe Pacific Pipelines, Inc., SFPP, L.P., Kinder Morgan Operating L.P. “D”, Kinder Morgan G.P., Inc., et al., Superior Court of the State of California for the County of Los Angeles, filed July 28, 2004). In February 2007, a trial began to determine the amount payable for easements on UPRR rights-of-way. The trial is ongoing and is expected to conclude by the end of the first quarter of 2011.

SFPP and UPRR are also engaged in multiple disputes over the circumstances under which SFPP must pay for a relocation of its pipeline within the UPRR right-of-way and the safety standards that govern relocations. In July 2006, a trial before a judge regarding the circumstances under which SFPP must pay for relocations concluded, and the judge determined that SFPP must pay for any relocations resulting from any legitimate business purpose of the UPRR. SFPP appealed this decision, and in December 2008, the appellate court affirmed the decision. In addition, UPRR contends that SFPP must comply with the more expensive American Railway Engineering and Maintenance-of-Way standards in determining when relocations are necessary and in completing relocations. Each party is seeking declaratory relief with respect to its positions regarding the application of these standards with respect to relocations.

Since SFPP does not know UPRR’s plans for projects or other activities that would cause pipeline relocations, it is difficult to quantify the effects of the outcome of these cases on SFPP. Even if SFPP is successful in advancing its positions, significant relocations for which SFPP must nonetheless bear the expense (i.e., for railroad purposes, with the standards in the federal Pipeline Safety Act applying) would have an adverse effect on our financial position and results of operations. These effects would be even greater in the event SFPP is unsuccessful in one or more of these litigations.

Severstal Sparrows Point Crane Collapse

On June 4, 2008, a bridge crane owned by Severstal Sparrows Point, LLC and located in Sparrows Point, Maryland collapsed while being operated by KMBT. According to KMP’s investigation, the collapse was caused

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by unexpected, sudden and extreme winds. On June 24, 2009, Severstal filed suit against KMBT in the United States District Court for the District of Maryland, cause no. WMN 09CV1668. Severstal alleges that KMBT was contractually obligated to replace the collapsed crane and that its employees were negligent in failing to properly secure the crane prior to the collapse. Severstal seeks unspecified damages for value of the crane and lost profits. KMBT denies each of Severstal’s allegations.

JR Nicholls Tug Incident

On February 10, 2010, the JR Nicholls, a tugboat operated by one of KMP’s subsidiaries overturned and sank in the Houston Ship Channel. Five employees were on board and four were rescued, treated and released from a local hospital. The fifth employee died in the incident. The U.S. Coast Guard shut down a section of the ship channel for approximately 60 hours. Approximately 2,200 gallons of diesel fuel was released from the tugboat. Emergency response crews deployed booms and contained the product, which is substantially cleaned up. Salvage operations were commenced and the tugboat has been recovered. A full investigation of the incident is underway. Our subsidiary, J.R. Nicholls LLC filed a limitations action entitled In the Matter of the Complaint of J.R. Nicholls LLC as Owner of the M/V J.R. NICHOLLS For Exoneration From or Limitation of Liability, CA No. 4:10-CV-00449, U.S. District Court, S.D. Tex. To date, three surviving crew members have filed claims in that action for personal injuries and emotional distress. On September 15, 2010, KMP’s subsidiary KM Ship Channel Services LLC, agreed to pay a civil penalty of $7,500 to the U.S. Coast Guard for the unintentional discharge of diesel fuel which occurred when the vessel sank.

The Premcor Refining Group, Inc. v. Kinder Morgan Energy Partners, L.P. and Kinder Morgan Petcoke, L.P.; Arbitration in Houston, Texas

On August 12, 2010, Premcor filed a demand for arbitration against KMP and its subsidiary Kinder Morgan Petcoke, L.P., collectively referred to as Kinder Morgan, asserting claims for breach of contract. Kinder Morgan performs certain petroleum coke handling operations at the Port Arthur, Texas refinery that is the subject of the claim. The arbitration is being administered by the American Arbitration Association in Dallas, Texas. Premcor alleges that Kinder Morgan breached its contract with Premcor by failing to name Premcor as an additional insured, and failing to indemnify Premcor for claims brought against Premcor by PACC. PACC and Premcor are affiliated companies. PACC brought its claims against Premcor in a previous separate arbitration seeking to recover damages allegedly suffered by PACC when a pit wall of a coker unit collapsed at a refinery owned by Premcor. PACC obtained an arbitration award against Premcor in the amount of $50.3 million, plus post-judgment interest. Premcor is seeking to hold Kinder Morgan liable for the award. Premcor’s claim against Kinder Morgan is based in part upon Premcor’s allegation that Kinder Morgan is responsible to the extent of Kinder Morgan’s alleged proportionate fault in causing the pit wall collapse. Kinder Morgan denies and is vigorously defending against all claims asserted by Premcor. The final arbitration hearing is scheduled to begin on August 29, 2011.

Employee Matters

James Lugliani vs. Kinder Morgan G.P., Inc. et al. in the Superior Court of California, Orange County

James Lugliani, a former Kinder Morgan employee, filed suit in January 2010 against various Kinder Morgan affiliates. On behalf of himself and other similarly situated current and former employees, Mr. Lugliani claims that the Kinder Morgan defendants have violated the wage and hour provisions of the California Labor Code and Business & Professions Code by failing to provide meal and rest periods; failing to pay meal and rest period premiums; failing to pay all overtime wages due; failing to timely pay wages; failing to pay wages for vacation, holidays and other paid time off; and failing to keep proper payroll records. KMP intends to vigorously defend the case.

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Pipeline Integrity and Releases

From time to time, despite our best efforts, our pipelines experience leaks and ruptures. These leaks and ruptures may cause explosions, fire and damage to the environment, damage to property and/or personal injury or death. In connection with these incidents, we may be sued for damages caused by an alleged failure to properly mark the locations of our pipelines and/or to properly maintain our pipelines. Depending upon the facts and circumstances of a particular incident, state and federal regulatory authorities may seek civil and/or criminal fines and penalties.

Pasadena Terminal Fire

On September 23, 2008, a fire occurred in the pit 3 manifold area of our Pasadena, Texas liquids terminal facility. On January 8, 2010, a civil lawsuit was filed on behalf of the People of Texas and the TCEQ for alleged violations of the Texas Clean Air Act. The lawsuit was filed in the 53rd Judicial District Court, Travis County, Texas and is entitled State of Texas v. Kinder Morgan Liquids Terminals, case no. D1GV10000017. Specifically, the TCEQ alleges that KMLT had an unauthorized emission event relating to the pit 3 fire at the Pasadena terminal in September 2008. KMP reached an agreement with the TCEQ to settle this matter for $40,000 plus $4,000 in attorneys’ fees to be paid to the State of Texas. The settlement was finalized and entered in court on December 20, 2010.

Charlotte, North Carolina

On January 17, 2010, KMP’s subsidiary Kinder Morgan Southeast Terminal LLC’s Charlotte #2 Terminal experienced an issue with a pollution control device known as the Vapor Recovery Unit, which led to a fire and release of gasoline from the facility to adjacent property and a small creek. There were no injuries. KMP is cooperating fully with state and federal agencies on the response and remediation.

Barstow, California

The United States Department of the Navy has alleged that historic releases of methyl tertiary-butyl ether, or MTBE from Calnev’s Barstow terminal (i) have migrated underneath the Navy’s Marine Corps Logistics Base in Barstow; (ii) have impacted the Navy’s existing groundwater treatment system for unrelated groundwater contamination not alleged to have been caused by Calnev and (iii) could affect the Barstow, California Marine Corps Logistic Base’s water supply system. Although Calnev believes that it has meritorious defenses to the Navy’s claims, it is working with the Navy to agree upon an Administrative Settlement Agreement and Order on Consent for federal Comprehensive Environmental Response, Compensation and Liability Act (referred to as CERCLA) Removal Action to reimburse the Navy for $0.5 million in past response actions.

Westridge Release, Burnaby, British Columbia

On July 24, 2007, a third-party contractor installing a sewer line for the City of Burnaby struck a crude oil pipeline segment included within KMP’s Trans Mountain pipeline system near its Westridge terminal in Burnaby, British Columbia, resulting in a release of approximately 1,400 barrels of crude oil. The release impacted the surrounding neighborhood, several homes and nearby Burrard Inlet. No injuries were reported. To address the release, KMP initiated a comprehensive emergency response in collaboration with, among others, the City of Burnaby, the British Columbia Ministry of Environment, the National Energy Board (Canada), and the National Transportation Safety Board (Canada). Cleanup and environmental remediation is complete and KMP has received a British Columbia Ministry of Environment Certificate of Compliance confirming complete remediation.

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The National Transportation Safety Board released its investigation report on the incident on March 18, 2009. The report confirmed that an absence of pipeline location marking in advance of excavation and inadequate communication between the contractor and KMP’s subsidiary Kinder Morgan Canada Inc., the operator of the line, were the primary causes of the accident. No directives, penalties or actions of Kinder Morgan Canada Inc. were required as a result of the report.

Kinder Morgan Canada, Inc. commenced a lawsuit against the parties it believes were responsible for the third party strike, and a number of other parties have commenced related actions. The parties are currently involved in structured mediation.

On July, 22, 2009, the British Columbia Ministry of Environment issued regulatory charges against the third-party contractor, the engineering consultant to the sewer line project, Kinder Morgan Canada Inc., and KMP subsidiary Trans Mountain L.P. The British Columbia Ministry of Environment claims that the parties charged caused the release of crude oil, and in doing so were in violation of various sections of the Environmental, Fisheries and Migratory Bird Act. A trial has been scheduled to commence in October of 2011. KMP is of the view that the charges have been improperly laid against it, and it intends to vigorously defend against them.

Rockies Express Pipeline LLC Indiana Construction Incident

In April 2009, Randy Gardner, an employee of Sheehan Pipeline Construction Company (a third-party contractor to Rockies Express and referred to in this note as Sheehan Construction) was fatally injured during construction activities being conducted under the supervision and control of Sheehan Construction. The cause of the incident was investigated by Indiana OSHA, which issued a citation to Sheehan Construction. Rockies Express was not cited in connection with the incident.

In August 2010, the estate of Mr. Gardner filed a wrongful death action against Rockies Express and several other parties in the Superior Court of Marion County, Indiana, at case number 49D111008CT036870. The plaintiff alleges that the defendants were negligent in allegedly failing to provide a safe worksite, and seeks unspecified compensatory damages. Rockies Express denies that it was in any way negligent or otherwise responsible for this incident, and intends to assert contractual claims for complete indemnification for any and all costs arising from this incident, including any costs related to this lawsuit, against third parties and their insurers.

Litigation Relating to the “Going Private” Transaction

Beginning on May 29, 2006, the day after the proposal for the Going Private Transaction was announced, and in the days following, eight putative Class Action lawsuits were filed in Harris County (Houston), Texas and seven putative Class Action lawsuits were filed in Shawnee County (Topeka), Kansas against, among others, Kinder Morgan, Inc., its Board of Directors, the Special Committee of the Board of Directors, and several corporate officers.

The eight Harris County cases were consolidated into the Crescente v. Kinder Morgan, Inc. et al case, Cause No. 2006-33011, in the 164th Judicial District Court, Harris County, Texas. The seven Kansas cases were consolidated into the Consol. Case No. 06 C 801; In Re Kinder Morgan, Inc. Shareholder Litigation; in the District Court of Shawnee County, Kansas, Division 12. The Consolidated Petitions filed by the plaintiffs challenged the proposed transaction as inadequate and unfair to Kinder Morgan, Inc.’s public stockholders. They alleged that Kinder Morgan, Inc.’s Board of Directors and certain members of senior management breached their fiduciary duties and the Sponsor Investors aided and abetted the alleged breaches of fiduciary duty in entering

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

into the merger agreement. They sought, among other things, to enjoin the merger, rescission of the merger agreement, disgorgement of any improper profits received by the defendants, and attorneys’ fees. Defendants answered the Consolidated Petitions, denying the plaintiffs’ substantive allegations and denying that the plaintiffs are entitled to relief.

In August, September and October 2008, the Plaintiffs in both consolidated cases voluntarily dismissed without prejudice the claims against those Kinder Morgan, Inc. directors who did not participate in the buyout (including the dismissal of the members of the special committee of the board of directors), Kinder Morgan, Inc. and Knight Acquisition, Inc. In addition, on November 19, 2008, by agreement of the parties, the Texas trial court issued an order staying all proceedings in the Texas actions until such time as a final judgment shall be issued in the Kansas actions. The effect of this stay is that the consolidated matters will proceed only in the Kansas trial court.

On September 8, 2010, the parties entered into a $200 million settlement agreement to resolve the consolidated class action cases that were pending before the Kansas trial court. On November 19, 2010, the settlement was approved by the Kansas trial court and in December 2010 the $200 million settlement amount was paid into an escrow account that is subject to the jurisdiction of the court. For the year ended December 31, 2010, we recognized a $200 million, pre-tax charge in the caption “General and administrative expense” in our accompanying consolidated statement of income.

On December 2, 2010 a Notice of Appeal of the Kansas trial court’s approval of the settlement was filed by Ernest Browne, Jr., a former owner of 185 shares of Kinder Morgan Kansas, Inc., in the Court of Appeals for the State of Kansas at Case No. 11-105562-A. Browne filed an amended Notice of Appeal on January 7, 2011. Browne had previously filed an objection in the Kansas trial court to the amount of attorneys’ fees sought by the plaintiffs’ class counsel in the underlying settlement, which objection was stricken as late-filed. It appears that Browne’s appeal is related to the issues of whether his late-filed objection regarding attorneys’ fees was properly stricken, and whether the Kansas trial court’s award of attorneys’ fees to plaintiffs’ class counsel was reasonable and proper. We do not expect the appeal to impact the effectiveness of the underlying settlement.

General

Although no assurance can be given, we believe that we have meritorious defenses to the actions set forth in this note and, to the extent an assessment of the matter is possible, if it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, we believe that we have established an adequate reserve to cover potential liability.

Additionally, although it is not possible to predict the ultimate outcomes, we also believe, based on our experiences to date and the reserves we have established, that the ultimate resolution of these matters will not have a material adverse impact on our business, financial position, results of operations or dividends to shareholders. As of December 31, 2010 and 2009, we have recorded a total reserve for legal fees, transportation rate cases and other litigation liabilities in the amount of $169.8 million and $220.9 million, respectively. The reserve is primarily related to various claims from regulatory proceedings arising from KMP’s West Coast products pipeline transportation rates, and the contingent amount is based on both the circumstances of probability and reasonability of dollar estimates. The reserve included increases in 2010 for a $172.0 million increase in expense associated with various rate case liability adjustments that increased KMP’s overall rate case liability and a $200.0 million increase in expense associated with the Going Private Transaction litigation that increased our legal reserve. The reserve included decreases for 2010 payments of $206.3 million associated with the various rate cases discussed preceding and the $200.0 million Going Private Transaction litigation settlement payment in December 2010. We regularly assess the likelihood of adverse outcomes resulting from these claims in order to determine the adequacy of our liability provision.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Environmental Matters

The City of Los Angeles v. Kinder Morgan Liquids Terminals, LLC, Shell Oil Company, Equilon Enterprises LLC; California Superior Court, County of Los Angeles, Case No. NC041463.

KMLT is a defendant in a lawsuit filed in 2005 alleging claims for environmental cleanup costs at the former Los Angeles Marine Terminal in the Port of Los Angeles. The lawsuit was stayed beginning in 2009 and remained stayed through the end of 2010. A hearing was held on December 13, 2010 to hear the City’s motion to remove the litigation stay. At the hearing, the judge denied the motion to lift the stay without prejudice. A full litigation stay is in effect until the next case management conference set for June 13, 2011. During the stay, the parties deemed responsible by the local regulatory agency have worked with that agency concerning the scope of the required cleanup and are now starting a sampling and testing program at the site. The local regulatory agency issued specific cleanup goals in early 2010, and two of those parties, including KMLT, have appealed those cleanup goals to the state agency.

Plaintiff’s Third Amended Complaint alleges that future environmental cleanup costs at the former terminal will exceed $10 million, and that the plaintiff’s past damages exceed $2 million. No trial date has yet been set.

Exxon Mobil Corporation v. GATX Corporation, Kinder Morgan Liquids Terminals, LLC and ST Services, Inc.

On April 23, 2003, Exxon Mobil Corporation filed a complaint in the Superior Court of New Jersey, Gloucester County. The lawsuit relates to environmental remediation obligations at a Paulsboro, New Jersey liquids terminal owned by ExxonMobil from the mid-1950s through November 1989, by GATX Terminals Corp. from 1989 through September 2000, and later owned by Support Terminals and Pacific Atlantic Terminals, LLC. The terminal is now owned by Plains Products, and it too is a party to the lawsuit.

The complaint seeks any and all damages related to remediating all environmental contamination at the terminal, and, according to the New Jersey Spill Compensation and Control Act, treble damages may be available for actual dollars incorrectly spent by the successful party in the lawsuit. The parties engaged in court ordered mediation in 2008 through 2009, which did not result in settlement. The trial judge has issued a Case Management Order and the parties are actively engaged in discovery.

On June 25, 2007, the New Jersey Department of Environmental Protection, the Commissioner of the New Jersey Department of Environmental Protection and the Administrator of the New Jersey Spill Compensation Fund, referred to collectively as the plaintiffs, filed a complaint against ExxonMobil Corporation and KMLT, formerly known as GATX Terminals Corporation, alleging natural resource damages related to historic contamination at the Paulsboro terminal. The complaint was filed in Gloucester County, New Jersey. Both ExxonMobil and KMLT filed third party complaints against Support Terminals/Plains seeking to bring Support Terminals/Plains into the case. Support Terminals/Plains filed motions to dismiss the third party complaints, which were denied. Support Terminals/Plains is now joined in the case, and it filed an Answer denying all claims. The court has consolidated the two cases. All private parties and the state participated in two mediation conferences in 2010.

In December, 2010, KMLT and Plains Products entered into an agreement in principle with the New Jersey Department of Environmental Protection for settlement of the state’s alleged natural resource damages claim. Currently, a Consent Judgment is being finalized subject to public notice and comment and court approval. The tentative natural resource damage settlement includes a monetary award of $1.1 million and a series of remediation and restoration activities at the terminal site. KMLT and Plains Products have joint responsibility for

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

this settlement. We anticipate a final Consent Judgment during second quarter 2011. The settlement with the state does not resolve the original complaint brought by Exxon Mobil. There is no trial date set.

Mission Valley Terminal Lawsuit

In August 2007, the City of San Diego, on its own behalf and purporting to act on behalf of the People of the State of California, filed a lawsuit against KMP and several affiliates seeking injunctive relief and unspecified damages allegedly resulting from hydrocarbon and MTBE impacted soils and groundwater beneath the City’s stadium property in San Diego arising from historic operations at the Mission Valley terminal facility. The case was filed in the Superior Court of California, San Diego County, case number 37-2007-00073033-CU-OR-CTL. On September 26, 2007, KMP removed the case to the United States District Court, Southern District of California, case number 07CV1883WCAB. The City disclosed in discovery that it is seeking approximately $170 million in damages for alleged lost value/lost profit from the redevelopment of the City’s property and alleged lost use of the water resources underlying the property. Later, in 2010, the City amended its initial disclosures to add claims for restoration of the site as well as a number of other claims that increased their claim for damages to approximately $365 million.

According to the Court’s most recent Case Management Order of January 6, 2011, the parties must complete all fact discovery by June 24, 2011 and all expert witness discovery by August 29, 2011. A mandatory settlement conference is set for July 6, 2011 and the trial is now set for March 13, 2012. KMP has been and will continue to aggressively defend this action. This site has been, and currently is, under the regulatory oversight and order of the California Regional Water Quality Control Board. KMP continues to be in compliance with this agency order as it conducts an extensive remediation effort at the City’s stadium property site.

Kinder Morgan, EPA Section 114 Information Request

On January 8, 2010, Kinder Morgan, Inc., on behalf of Natural Gas Pipeline Company of America LLC, Horizon Pipeline Company and Rockies Express Pipeline LLC, received a Clean Air Act Section 114 information request from the U.S. Environmental Protection Agency, Region V. This information request requires that the three affiliated companies provide the EPA with air permit and various other information related to their natural gas pipeline compressor station operations in Illinois, Indiana, and Ohio. The affiliated companies have responded to the request and believe the relevant natural gas compressor station operations are in substantial compliance with applicable air quality laws and regulations.

Other Environmental

We are subject to environmental cleanup and enforcement actions from time to time. In particular, the CERCLA generally imposes joint and several liability for cleanup and enforcement costs on current and predecessor owners and operators of a site, among others, without regard to fault or the legality of the original conduct, subject to the right of a liable party to establish a “reasonable basis” for apportionment of costs. Our operations are also subject to federal, state and local laws and regulations relating to protection of the environment. Although we believe our operations are in substantial compliance with applicable environmental law and regulations, risks of additional costs and liabilities are inherent in pipeline, terminal and carbon dioxide field and oil field operations, and there can be no assurance that we will not incur significant costs and liabilities. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies under the terms of authority of those laws, and claims for damages to property or persons resulting from our operations, could result in substantial costs and liabilities to us.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

We are currently involved in several governmental proceedings involving alleged violations of environmental and safety regulations. As we receive notices of non-compliance, we negotiate and settle these matters. We do not believe that these alleged violations will have a material adverse effect on our business.

We are also currently involved in several governmental proceedings involving groundwater and soil remediation efforts under administrative orders or related state remediation programs. We have established a reserve to address the costs associated with the cleanup.

In addition, we are involved with and have been identified as a potentially responsible party in several federal and state superfund sites. Environmental reserves have been established for those sites where our contribution is probable and reasonably estimable. In addition, we are from time to time involved in civil proceedings relating to damages alleged to have occurred as a result of accidental leaks or spills of refined petroleum products, natural gas liquids, natural gas and carbon dioxide. See “—Pipeline Integrity and Releases” above for additional information with respect to ruptures and leaks from our pipelines.

General

Although it is not possible to predict the ultimate outcomes, we believe that the resolution of the environmental matters set forth in this note will not have a material adverse effect on our business, financial position, results of operations or cash flows. However, we are not able to reasonably estimate when the eventual settlements of these claims will occur and changing circumstances could cause these matters to have a material adverse impact. As of December 31, 2010, we have accrued an environmental reserve of $79.8 million, and we believe the establishment of this environmental reserve is adequate such that the resolution of pending environmental matters will not have a material adverse impact on our business, cash flows, financial position or results of operations. In addition, as of December 31, 2010, we have recorded a receivable of $8.6 million for expected cost recoveries that have been deemed probable. As of December 31, 2009, our environmental reserve totaled $86.3 million and our estimated receivable for environmental cost recoveries totaled $4.3 million. Additionally, many factors may change in the future affecting our reserve estimates, such as (i) regulatory changes; (ii) groundwater and land use near our sites and (iii) changes in cleanup technology.

Other

We are a defendant in various lawsuits arising from the day-to-day operations of our businesses. Although no assurance can be given, we believe, based on our experiences to date and taking into account established reserves, that the ultimate resolution of such items will not have a material adverse impact on our business, financial position, results of operations or cash flows.

17. Regulatory Matters

The tariffs we charge for transportation on our interstate common carrier pipelines are subject to rate regulation by the FERC, under the Interstate Commerce Act. The Interstate Commerce Act requires, among other things, that interstate petroleum products pipeline rates be just and reasonable and nondiscriminatory. Pursuant to FERC Order No. 561, effective January 1, 1995, interstate petroleum products pipelines are able to change their rates within prescribed ceiling levels that are tied to an inflation index. FERC Order No. 561-A, affirming and clarifying Order No. 561, expanded the circumstances under which interstate petroleum products pipelines may employ cost-of-service ratemaking in lieu of the indexing methodology, effective January 1, 1995. For each of the years ended December 31, 2010, 2009 and 2008, the application of the indexing methodology did not significantly affect tariff rates on our interstate petroleum products pipelines.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Below is a brief description of our ongoing regulatory matters, including any material developments that occurred during 2010.

Natural Gas Pipeline Expansion Filings

Rockies Express Pipeline LLC Meeker to Cheyenne Expansion Project

Pursuant to certain rights exercised by EnCana Gas Marketing USA as a result of its foundation shipper status on the former Entrega Gas Pipeline LLC facilities (now part of the Rockies Express Pipeline), Rockies Express Pipeline LLC requested authorization to construct and operate certain facilities that will comprise its Meeker, Colorado to Cheyenne Hub expansion project. The proposed expansion would add natural gas compression at its Big Hole compressor station located in Moffat County, Colorado, and its Arlington compressor station located in Carbon County, Wyoming. Furthermore, the additional compression would permit the transportation of an additional 200 million cubic feet per day of natural gas from (i) the Meeker Hub located in Rio Blanco County, Colorado northward to the Wamsutter Hub located in Sweetwater County, Wyoming and (ii) the Wamsutter Hub eastward to the Cheyenne Hub located in Weld County, Colorado.

By FERC order issued July 16, 2009, Rockies Express Pipeline LLC was granted authorization to construct and operate this project, and it commenced construction on August 4, 2009. The additional compression at the Big Hole compressor station was made available as of December 9, 2009, and the additional compression at the Arlington compressor station was made available as of October 5, 2010. The expansion is fully contracted. The total FERC authorized cost for the proposed project was approximately $78 million; however, total costs for the project were approximately $50.5 million.

Kinder Morgan Interstate Gas Transmission Pipeline—Huntsman 2009 Expansion Project

KMIGT filed an application with the FERC for authorization to construct and operate certain storage facilities necessary to increase the storage capability of the existing Huntsman Storage Facility, located near Sidney, Nebraska. KMIGT also requested approval of new incremental rates for the project facilities under its currently effective Cheyenne Market Center Service Rate Schedule CMC-2. By FERC order issued September 30, 2009, KMIGT was granted authorization to construct and operate the project, and construction of the project commenced on October 12, 2009. KMIGT received FERC approval to commence service on the expanded storage project effective February 1, 2010, and KMIGT placed all remaining facilities into service on August 13, 2010. Total costs for the project were approximately $10.1 million, significantly under the original budget.

Kinder Morgan Interstate Gas Transmission Pipeline—Franklin to Hastings Expansion Project

KMIGT has filed a prior notice request to expand and replace certain mainline pipeline facilities to create up to 10,000 dekatherms per day of firm transportation capacity to serve an ethanol plant located near Aurora, Nebraska. The estimated cost of the proposed facilities is $18.6 million. On September 24, 2010 Seminole Energy Services, LLC filed a protest to the construction of this project, and the protest was subsequently denied by the FERC in an order issued October 15, 2010. KMIGT is proceeding with the construction of this project which is expected to be completed in early spring 2011.

Fayetteville Express Pipeline LLC—Docket No.CP09-433-000

In January 2011, construction was fully completed on the previously announced Fayetteville Express Pipeline project. The Fayetteville Express Pipeline is owned by Fayetteville Express Pipeline LLC, a 50/50 joint

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

venture between KMP and Energy Transfer Partners, L.P. The Fayetteville Express Pipeline is a 187-mile, 42-inch diameter natural gas pipeline that begins in Conway County, Arkansas, continues eastward through White County, Arkansas, and terminates at an interconnection with Trunkline Gas Company’s pipeline in Panola County, Mississippi. The pipeline will have an initial capacity of two billion cubic feet per day, and has currently secured binding commitments for approximately ten years totaling 1.85 billion cubic feet per day of capacity.

On December 17, 2009, the FERC approved the pipeline’s certificate application authorizing pipeline construction, and initial construction on the project began in January 2010. The pipeline began interim transportation service on October 12, 2010, and began firm contract transportation for all shippers on January 1, 2011. KMP’s current estimate of total construction costs on the project is slightly less than $1.0 billion (versus the original budget of $1.3 billion).

Products Pipelines and Natural Gas Pipelines Regulatory Proceedings

For information on our pipeline regulatory proceedings, see Note 16 “Litigation, Environmental and Other Contingencies—Federal Energy Regulatory Commission Proceedings” and “—California Public Utilities Commission Proceedings.”

18. Recent Accounting Pronouncements

Accounting Standards Updates

In December 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-16, “Accounting for Transfers of Financial Assets” and ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” ASU No. 2009-16 amended the Codification’s “Transfers and Servicing” Topic to include the provisions included within the FASB’s previous Statement of Financial Accounting Standards (SFAS) No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140,” issued June 12, 2009. ASU No. 2009-17 amended the Codification’s “Consolidations” Topic to include the provisions included within the FASB’s previous SFAS No. 167, “Amendments to FASB Interpretation No. 46(R),” also issued June 12, 2009. These two Updates changed the way entities must account for securitizations and special-purpose entities. ASU No. 2009-16 requires more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. ASU No. 2009-17 changes how a company determines whether an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated.

For us, both ASUs were effective January 1, 2010; however, the adoption of these ASUs did not have a material impact on our consolidated financial statements. The principal impact of ASU No. 2009-17 is that, effective January 1, 2010 we no longer consolidate Triton Power Company LLC in our consolidated financial statements. There is no impact to “Net Income Attributable to Kinder Morgan, Inc.” relating to the exclusion of Triton Power Company LLC, however, we have shown the excluded Triton Power Company LLC’s (i) $17.5 million cash and cash equivalent balance at December 31, 2009 as a “Deconsolidation of variable interest entity due to the implementation of ASU 2009-17” in our accompanying consolidated statement of cash flows for the year ended December 31, 2010 and (ii) $45.9 million noncontrolling interest balance at December 31, 2009 as a reduction to our noncontrolling interests in our accompanying consolidated statements of members’ equity for the year ended December 31, 2010. In addition, as a result of the implementation of ASU 2009-17, effective January 1, 2010, we (i) include the transactions and balances of our business trusts, K N Capital Trust I and K N Capital Trust III, in our consolidated financial statements and (ii) no longer include our Junior Subordinated Deferrable Interest Debentures issued to the Capital Trusts.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Improving Disclosures about Fair Value Measurements.” This ASU requires both the gross presentation of activity within the Level 3 fair value measurement roll forward and the details of transfers in and out of Levels 1 and 2 fair value measurements. It also clarifies certain disclosure requirements on the level of disaggregation of fair value measurements and disclosures on inputs and valuation techniques. For us, this ASU was effective January 1, 2010 (except for the Level 3 roll forward which was effective for us January 1, 2011); however, because this ASU pertains to disclosure requirements only, the adoption of this ASU did not have a material impact on our consolidated financial statements. Furthermore, during each of the years ended December 31, 2010 and 2009, we made no transfers in and out of Level 1, Level 2 or Level 3 of the fair value hierarchy.

In July 2010, the FASB issued Accounting Standards Update No. 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” ASU No. 2010-20 requires companies that hold financing receivables, which include loans, lease receivables, and the other long-term receivables to provide more information in their disclosures about the credit quality of their financing receivables and the credit reserves held against them. On December 31, 2010, we adopted all amendments that require disclosures as of the end of a reporting period, and on January 1, 2011, we adopted all amendments that require disclosures about activity that occurs during a reporting period (the remainder of this ASU). The adoption of this ASU did not have a material impact on our consolidated financial statements.

19. Quarterly Financial Data (Unaudited)

	Operating Revenues	Operating Income	Net Income (Loss)
	(In millions)
2010
First Quarter(a)	$2,157.6	$244.4	$(179.9)
Second Quarter	1,990.9	405.4	260.3
Third Quarter(b)	2,088.2	181.1	52.6
Fourth Quarter	1,953.9	449.8	166.6
2009
First Quarter	$1,828.9	$309.9	$144.9
Second Quarter	1,693.3	346.7	209.1
Third Quarter	1,712.3	391.2	229.4
Fourth Quarter	1,950.7	359.4	189.7

(a)	First quarter 2010 includes a $158.0 million increase in expense associated with rate case liability adjustments and a $430.0 million impairment on our investment in NGPL.
(b)	Third quarter 2010 includes $200.0 million in expense associated with the Going Private Transaction litigation settlement.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Supplemental Information on Oil and Gas Producing Activities (Unaudited)

Operating Statistics

Operating statistics from KMP’s oil and gas producing activities for each of the years 2010, 2009 and 2008 are shown in the following table:

Results of Operations for Oil and Gas Producing Activities—Unit Prices and Costs

	Year Ended December 31,
	2010	2009	2008
Consolidated Companies(a)
Production costs per barrel of oil equivalent(b)(c)(d)	$12.58	$11.44	$15.70

Crude oil production (MBbl/d)	35.5	37.4	36.2

SACROC crude oil production (MBbl/d)	24.3	25.1	23.3

Yates crude oil production (MBbl/d)	10.7	11.8	12.3

Natural gas liquids production (MBbl/d)(d)	5.8	5.4	4.8
Natural gas liquids production from gas plants(MBbl/d)(e)	4.2	4.0	3.5

Total natural gas liquids production(MBbl/d)	10.0	9.4	8.3

SACROC natural gas liquids production (MBbl/d)(d)	5.5	5.3	4.6

Yates natural gas liquids production (MBbl/d)(d)	0.2	0.1	0.2

Natural gas production (MMcf/d)(d)(f)	1.4	0.9	1.4
Natural gas production from gas plants(MMcf/d)(e)(f)	1.9	0.7	0.2

Total natural gas production(MMcf/d)(f)	3.3	1.6	1.6

Yates natural gas production (MMcf/d)(d)(f)	1.3	0.8	1.3

Average sales prices including hedge gains/losses:
Crude oil price per Bbl(g)	$59.96	$49.55	$49.42

Natural gas liquids price per Bbl(g)	$50.34	$37.70	$63.48

Natural gas price per Mcf(h)	$4.08	$3.45	$7.73

Total natural gas liquids price per Bbl(e)	$51.03	$37.96	$63.00

Total natural gas price per Mcf(e)	$4.10	$3.53	$7.63

Average sales prices excluding hedge gains/losses:
Crude oil price per Bbl(g)	$76.93	$59.03	$97.70

Natural gas liquids price per Bbl(g)	$50.34	$37.70	$63.48

Natural gas price per Mcf(h)	$4.08	$3.45	$7.73

(a)	Amounts relate to Kinder Morgan CO2 Company, L.P. and its consolidated subsidiaries.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(b)	Computed using production costs, excluding transportation costs, as defined by the SEC. Natural gas volumes were converted to barrels of oil equivalent using a conversion factor of six mcf of natural gas to one barrel of oil.
(c)	Production costs include labor, repairs and maintenance, materials, supplies, fuel and power, and general and administrative expenses directly related to oil and gas producing activities.
(d)	Includes only production attributable to leasehold ownership.
(e)	Includes production attributable to KMP’s ownership in processing plants and third party processing agreements.
(f)	Excludes natural gas production used as fuel.
(g)	Hedge gains/losses for crude oil and natural gas liquids are included with crude oil.
(h)	Natural gas sales were not hedged.

The following three tables provide supplemental information on oil and gas producing activities, including (i) capitalized costs related to oil and gas producing activities; (ii) costs incurred for the acquisition of oil and gas producing properties and for exploration and development activities and (iii) the results of operations from oil and gas producing activities.

Capitalized costs consisted of the following (in millions):

Capitalized Costs Related to Oil and Gas Producing Activities

	As of December 31,
	2010	2009	2008
Consolidated Companies(a)
Wells and equipment, facilities and other	$3,158.8	$2,920.7	$2,595.4
Leasehold	433.1	433.5	429.8

Total proved oil and gas properties	3,591.9	3,354.2	3,025.2
Unproved property(b)	88.3	10.2	—
Accumulated depreciation and depletion	(2,235.4)	(1,764.0)	(1,155.6)

Net capitalized costs	$1,444.8	$1,600.4	$1,869.6

(a)	Amounts relate to Kinder Morgan CO2 Company, L.P. and its consolidated subsidiaries. Includes capitalized asset retirement costs and associated accumulated depreciation.
(b)	The unproved amounts consist of capitalized costs related to the Katz Strawn Unit, which is in the initial stages of the carbon dioxide floding operation.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For each of the years 2010, 2009 and 2008, KMP’s costs incurred for property acquisition, exploration and development were as follows (in millions):

Costs Incurred in Exploration, Property Acquisitions and Development

	Year Ended December 31,
	2010	2009	2008
Consolidated Companies(a)
Property acquisition—proved oil and gas properties	$—	$5.3	$—
Development	326.0	330.3	495.2

(a)

Amounts relate to Kinder Morgan CO2 Company, L.P. and its consolidated subsidiaries. During 2010, KMP spent $78.2 million on unproved properties development costs related to the Katz Strawn Unit, which is in the initial stages of the carbon dioxide flooding operation. No exploration costs were incurred for the periods reported.

KMP’s results of operations from oil and gas producing activities for each of the years 2010, 2009 and 2008 are shown in the following table (in millions):

Results of Operations for Oil and Gas Producing Activities

	Year Ended December 31,
	2010	2009	2008
Consolidated Companies(a)
Revenues(b)	$903.2	$767.0	$785.5
Expenses:
Production costs(c)	229.5	188.8	308.4
Other operating expenses(d)	62.7	53.3	99.0
Depreciation, depletion and amortization expenses	406.3	441.4	342.2

Total expenses	698.5	683.5	749.6

Results of operations for oil and gas producing activities	$204.7	$83.5	$35.9

(a)	Amounts relate to Kinder Morgan CO2 Company, L.P. and its consolidated subsidiaries.
(b)	Revenues include losses attributable to KMP’s hedging contracts of $219.9 million, $129.5 million and $693.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.
(c)	The decrease in operating expenses in 2009 compared to 2008 was primarily due to (i) lower prices charged by the industry’s material and service providers (for items such as outside services, maintenance, and well workover services), which impacted rig costs, other materials and services, and capital and exploratory costs; (ii) lower fuel and utility rates and (iii) the successful renewal of lower priced service and supply contracts negotiated since the end of 2008.
(d)	Consists primarily of carbon dioxide expense.

Supplemental information is also provided for the following three items (i) estimated quantities of proved oil and gas reserves; (ii) the standardized measure of discounted future net cash flows associated with proved oil and gas reserves; and (iii) a summary of the changes in the standardized measure of discounted future net cash flows associated with proved oil and gas reserves.

The technical persons responsible for preparing the reserves estimates presented in this Note meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the standards pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Petroleum Engineers. They are independent petroleum engineers, geologists, geophysicists, and petrophysicists; they do not own an interest in KMP’s oil and gas properties; and we do not employ them on a contingent basis. Our employee who is primarily responsible for overseeing Netherland, Sewell and Associate, Inc.’s preparation of the reserves estimates is a registered Professional Engineer in the states of Texas and Kansas with a Doctorate of Engineering from the University of Kansas. He is a member of the Society of Petroleum Engineers and has over 25 years of professional engineering experience.

We believe the geologic and engineering data examined provides reasonable assurance that the proved reserves are recoverable in future years from known reservoirs under existing economic and operating conditions. Estimates of proved reserves are subject to change, either positively or negatively, as additional information becomes available and contractual and economic conditions change.

Furthermore, our management is responsible for establishing and maintaining adequate internal control over financial reporting, which includes the estimation of our oil and gas reserves. We maintain internal controls and guidance to ensure the reliability of our crude oil, natural gas liquids and natural gas reserves estimations, as follows:

•	no employee’s compensation is tied to the amount of recorded reserves;

•

we follow comprehensive SEC compliant internal policies to determine and report proved reserves, and its reserve estimates are made by experienced oil and gas reservoir engineers or under their direct supervision;

•

we review our reported proved reserves at each year-end, and at each year-end, the CO2—KMP business segment managers and the Vice President (President, CO2—KMP) reviews all significant reserves changes and all new proved developed and undeveloped reserves additions; and

•	the CO2—KMP business segment reports independently of our other six remaining reportable business segments.

For more information on our controls and procedures, see Item 9A “Controls and Procedures—Management’s Report on Internal Control Over Financial Reporting” included in our Annual Report on Form 10-K for the year ended December 31, 2010, incorporated by reference.
Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, that is, current prices and costs calculated as of the date the estimate is made. Beginning in 2009, pricing is applied based upon the twelve month unweighted arithmetic average of the first day of the month price for the year. For prior years, pricing was based on the price as of year end. Future development and production costs are determined based upon actual cost at year-end. Proved developed reserves are the quantities of crude oil, natural gas liquids and natural gas expected to be recovered through existing investments in wells and field infrastructure under current operating conditions. Proved undeveloped reserves require additional investments in wells and related infrastructure in order to recover the production.

As of December 31, 2008, KMP had 53.4 million barrels of crude oil and 4.3 million barrels of natural gas liquids classified as proved developed reserves. Also as of year end 2008, KMP had 25.2 million barrels of crude oil and 2.6 million barrels of natural gas liquids classified as proved undeveloped reserves.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

During 2009 production from the fields totaled 13.7 million barrels of oil and 2.0 million barrels of natural gas liquids. In addition, KMP incurred $330.3 million in capital costs which resulted in the development of 7.4 million barrels of oil and 0.4 million barrels of natural gas liquids and their transfer from the proved undeveloped category. These reclassifications reflect the transfer of 29.2% of crude oil and 13.7% of natural gas liquids from the proved undeveloped reserves reported as of December 31, 2008 to the proved developed classification of reserves reported as of December 31, 2009.

Also during 2009, previous estimates of proved undeveloped reserves were revised upwards by 15.9 million barrels of crude oil and 1.1 million barrels of natural gas liquids. These revisions were due primarily to utilizing a higher prescribed oil price basis for year end 2009 ($57.65 per barrel) than year end 2008 ($41.00 per barrel). The higher oil price basis resulted in 75 patterns being added to KMP’s SACROC carbon dioxide flood project; also, the SACROC carbon dioxide flood project life was extended from 2014 to 2018. These revisions to our previous estimates, as well as the transfer of proved undeveloped reserves to the proved developed category, as discussed above, resulted in the percentage of proved undeveloped reserves increasing from 32.4% at year end 2008 to 42.6% at year end 2009.

After giving effect to production, revisions to previous estimates and minor purchases of reserves in place, during 2009 total proved reserves of crude oil increased by 2.2 million barrels and total proved reserves of natural gas liquids decreased by 0.9 million barrels. As of December 31, 2009, KMP had 47.0 million barrels of crude oil and 2.7 million barrels of natural gas liquids classified as proved developed reserves. Also as of year end 2009, KMP had 33.8 million barrels of crude oil and 3.2 million barrels of natural gas liquids classified as proved undeveloped reserves. Total proved reserves as of December 31, 2009 were 80.8 million barrels of oil and 5.9 million barrels of natural gas liquids.

During 2010, production from the fields totaled 13.0 million barrels of crude oil and 2.1 million barrels of natural gas liquids. In addition, KMP incurred $248.0 million in capital costs which resulted in the development of 10.0 million barrels of crude oil and 1.3 million barrels of natural gas liquids and their transfer from the proved undeveloped category to the proved developed category. These reclassifications reflect the transfer of 29.6% of crude oil and 39.9% of natural gas liquids from the proved undeveloped reserves reported as of December 31, 2009 to the proved developed classification of reserves reported as of December 31, 2010.

Also during 2010, previous estimates of proved developed reserves were revised upwards by 12.3 million barrels of crude oil and 0.4 million barrels of natural gas liquids and proved undeveloped reserves were revised upward by 4.0 million barrels of crude oil and 0.7 million barrels of natural gas liquids. Almost 90 percent of the revisions were associated with our third party oil and gas consultants revising the methodology used to estimate reserves for KMP’s Yates Field Unit in order to take greater account of the reservoir mechanisms associated with carbon dioxide injection, for which there are now seven years of history. The revised methodology used to forecast the Yates Field Unit future performance utilizes a volume balance based on a correlation of historical production to observed oil saturations and reservoir volume factors during the life of the Yates Field with emphasis on the period from 1996 through 2010. A portion of these revisions is attributed to utilizing a higher prescribed oil price basis to calculate reserves ($75.96 per barrel for year end 2010 versus $57.65 per barrel for year end 2009).

These revisions to the previous estimates, as well as the transfer of proved undeveloped reserves to the proved developed category as discussed above, resulted in the percentage of proved undeveloped reserves decreasing from 42.6% at year end 2009 to 33.9% at year end 2010. After giving effect to production and revisions to previous estimates during 2010, total proved reserves of crude oil increased by 3.3 million barrels and total proved reserves of natural gas liquids decreased by 1.1 million barrels.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2010 we had 56.4 million barrels of crude oil and 2.2 million barrels of natural gas liquids classified as proved developed reserves. Also, as of year end 2010, we had 27.8 million barrels of crude oil and 2.6 million barrels of natural gas liquids classified as proved undeveloped reserves. Total proved reserves as of December 31, 2010 were 84.2 million barrels of crude oil and 4.9 million barrels of natural gas liquids. We currently expect that the proved undeveloped reserves reported as of December 31, 2010 will be developed within the next five years.

During 2010, we filed estimates of KMP’s oil and gas reserves for the year 2009 with the Energy Information Administration of the U. S. Department of Energy on Form EIA-23. The data on Form EIA-23 was presented on a different basis, and included 100% of the oil and gas volumes from KMP’s operated properties only, regardless of its net interest. The difference between the oil and gas reserves reported on Form EIA-23 and those reported in this Note exceeds 5%.

The following Reserve Quantity Information table discloses estimates, as of December 31, 2010, of proved crude oil, natural gas liquids and natural gas reserves, prepared by Netherland, Sewell and Associates, Inc. (independent oil and gas consultants), of Kinder Morgan CO2 Company, L.P. and its consolidated subsidiaries’ interests in oil and gas properties, all of which are located in the state of Texas. This data has been prepared using current prices and costs, as discussed above, and the estimates of reserves and future revenues in this Note conform to the guidelines of the U.S. Securities and Exchange Commission (SEC).

Reserve Quantity Information

	Consolidated Companies(a)
	Crude Oil (MBbls)	NGLs (MBbls)	Natural Gas (MMcf)(b)
Proved developed and undeveloped reserves:
As of December 31, 2007	121,355	11,112	1,078
Revisions of previous estimates(c)	(29,536)	(2,490)	695
Production	(13,240)	(1,762)	(499)

As of December 31, 2008	78,579	6,860	1,274
Revisions of previous estimates(d)	15,900	1,018	(293)
Production	(13,688)	(1,995)	(298)
Purchases of reserves in place	53	37	15

As of December 31, 2009	80,844	5,920	698
Revisions of previous estimates(e)	16,294	1,059	2,923
Production	(12,962)	(2,116)	(523)

As of December 31, 2010	84,176	4,863	3,098

Proved developed reserves:
As of December 31, 2008	53,346	4,308	1,274
As of December 31, 2009	47,058	2,665	698
As of December 31, 2010	56,423	2,221	3,098

Proved undeveloped reserves:
As of December 31, 2008	25,233	2,552	—
As of December 31, 2009	33,786	3,255	—
As of December 31, 2010	27,753	2,642	—

(a)	Amounts relate to Kinder Morgan CO2 Company, L.P. and its consolidated subsidiaries.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(b)	Natural gas reserves are computed at 14.65 pounds per square inch absolute and 60 degrees fahrenheit.
(c)	Predominantly due to lower product prices used to determine reserve volumes.
(d)	Predominantly due to higher product prices resulting in an expanded economic carbon dioxide project area.
(e)	Predominantly due to higher product prices used to determine reserve volumes and the change in methodology discussed above.

The standardized measure of discounted cash flows and summary of the changes in the standardized measure computation from year-to-year are prepared in accordance with the “Extractive Activities—Oil and Gas” Topic of the Codification. The assumptions that underly the computation of the standardized measure of discounted cash flows, presented in the table below, may be summarized as follows:

•	the standardized measure includes our estimate of proved crude oil, natural gas liquids and natural gas reserves and projected future production volumes based upon year-end economic conditions;

•

for 2010 and 2009, pricing is applied based upon the 12 month unweighted arithmetic average of the first day of the month price for the year, and for 2008, was based upon the price as of the end of the year;

•	future development and production costs are determined based upon actual cost at year-end;

•	the standardized measure includes projections of future abandonment costs based upon actual costs at year-end; and

•	a discount factor of 10% per year is applied annually to the future net cash flows.

The standardized measure of discounted future net cash flows from proved reserves were as follows (in millions):

Standardized Measure of Discounted Future Net Cash Flows From

Proved Oil and Gas Reserves

	As of December 31,
	2010	2009	2008
Consolidated Companies(a)
Future cash inflows from production	$6,665.8	$4,898.0	$3,498.0
Future production costs	(2,387.9)	(1,951.5)	(1,671.6)
Future development costs(b)	(1,433.7)	(1,179.7)	(910.3)

Undiscounted future net cash flows	2,844.2	1,766.8	916.1
10% annual discount	(946.6)	(503.5)	(257.7)

Standardized measure of discounted future net cash flows	$1,897.6	$1,263.3	$658.4

(a)	Amounts relate to Kinder Morgan CO2 Company, L.P. and its consolidated subsidiaries.
(b)	Includes abandonment costs.

KINDER MORGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table represents our estimate of changes in the standardized measure of discounted future net cash flows from proved reserves (in millions):

Changes in the Standardized Measure of Discounted Future Net Cash Flows From

Proved Oil and Gas Reserves

	As of December 31,
	2010	2009	2008
Consolidated Companies(a)
Present value as of January 1	$1,263.3	$658.4	$4,078.4
Changes during the year:
Revenues less production and other costs(b)	(828.2)	(652.7)	(1,012.4)
Net changes in prices, production and other costs(b)	890.0	915.7	(3,076.9)
Development costs incurred	248.0	330.3	495.2
Net changes in future development costs	(296.6)	(445.4)	231.1
Purchases of reserves in place	—	—	—
Revisions of previous quantity estimates(c)	494.2	391.1	(417.1)
Accretion of discount	126.9	65.9	392.9
Timing differences and other	—	—	(32.8)

Net change for the year	634.3	604.9	(3,420.0)

Present value as of December 31	$1,897.6	$1,263.3	$658.4

(a)	Amounts relate to Kinder Morgan CO2 Company, L.P. and its consolidated subsidiaries.
(b)	Excludes the effect of losses attributable to KMP’s hedging contracts of $219.9 million, $129.5 million and $639.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.
(c)	2010 revisions were primarily due to higher product prices used to determine reserve volumes and the change in methodology discussed above. 2009 revisions were primarily due to higher product prices resulting in an expanded economic carbon dioxide project area. 2008 revisions were predominately due to lower product prices used to determine reserve volumes.

KINDER MORGAN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Millions Except Per Share Amounts)

(Unaudited)

	Nine Months Ended September 30,
	2011	2010
Revenues
Natural gas sales	$2,594.9	$2,831.3
Services	2,317.6	2,248.9
Product sales and other	1,335.1	1,156.5

Total Revenues	6,247.6	6,236.7

Operating Costs, Expenses and Other
Gas purchases and other costs of sales	2,641.5	2,829.2
Operations and maintenance	1,201.1	1,103.9
Depreciation, depletion and amortization	807.6	813.7
General and administrative	399.2	528.7
Taxes, other than income taxes	141.4	128.1
Other expense (income)	(12.3)	2.2

Total Operating Costs, Expenses and Other	5,178.5	5,405.8

Operating Income	1,069.1	830.9

Other Income (Expense)
Earnings (loss) from equity investments	214.7	(256.1)
Amortization of excess cost of equity investments	(4.9)	(4.3)
Interest expense	(524.2)	(493.8)
Interest income	19.1	17.9
Loss on remeasurement of previously held equity interest in KinderHawk (Note 2)	(167.2)	—
Other, net	11.0	9.7

Total Other Income (Expense)	(451.5)	(726.6)

Income from Continuing Operations Before Income Taxes	617.6	104.3
Income Tax (Expense) Benefit	(250.2)	29.1

Income from Continuing Operations	367.4	133.4
Loss from Discontinued Operations, Net of Tax	(0.5)	(0.4)

Net Income	366.9	133.0
Net Loss (Income) Attributable to Noncontrolling Interests	71.7	(237.3)

Net Income (Loss) Attributable to Kinder Morgan, Inc.	$438.6	$(104.3)

Basic Earnings Per Common Share
Class P Shares	$0.52

Class A Shares	$0.48

Basic Weighted Average Number of Shares Outstanding
Class P Shares	110.8

Class A Shares	596.2

Diluted Earnings Per Common Share
Class P Shares	$0.52

Class A Shares	$0.48

Diluted Weighted Average Number of Shares
Class P Shares	707.4

Class A Shares	596.2

Dividends Per Common Share Declared	$0.74

The accompanying notes are an integral part of these consolidated financial statements.

KINDER MORGAN, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in Millions, Except Share and Per Share Amounts)

	September 30, 2011	December 31, 2010
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents—KMI	$2.9	$373.3
Cash and cash equivalents—KMP	271.0	129.1
Restricted deposits	41.8	90.5
Accounts, notes and interest receivable, net	830.2	971.4
Inventories	101.3	92.0
Gas in underground storage	27.2	2.2
Fair value of derivative contracts	135.2	24.0
Other current assets	68.6	104.4

Total current assets	1,478.2	1,786.9

Property, plant and equipment, net	17,715.9	17,070.7
Investments	3,668.7	4,291.1
Notes receivable	164.0	115.0
Goodwill	4,940.6	4,830.9
Other intangibles, net	1,201.3	339.2
Fair value of derivative contracts	771.5	301.7
Deferred charges and other assets	217.2	172.6

Total Assets	$30,157.4	$28,908.1

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of debt—KMI	$1,216.6	$750.9
Current portion of debt—KMP	1,844.4	1,262.4
Cash book overdrafts	41.9	34.3
Accounts payable	640.4	647.5
Accrued interest	126.8	310.4
Accrued taxes	102.0	44.7
Deferred revenues	92.1	96.7
Fair value of derivative contracts	71.9	281.5
Accrued other current liabilities	258.9	215.7

Total current liabilities	4,395.0	3,644.1

Long-term liabilities and deferred credits
Long-term debt
Outstanding—KMI	1,942.5	2,779.2
Outstanding—KMP	10,662.2	10,277.4
Preferred interest in general partner of KMP	100.0	100.0

Value of interest rate swaps	1,146.8	656.3

Total long-term debt	13,851.5	13,812.9
Deferred income taxes	2,226.3	2,092.7
Fair value of derivative contracts	21.4	172.2
Other long-term liabilities and deferred credits	915.7	647.2

Total long-term liabilities and deferred credits	17,014.9	16,725.0

Total Liabilities	21,409.9	20,369.1

Commitments and contingencies (Notes 4 and 11)
Stockholders’ Equity
Class P shares, $0.01 par value, 2,000,000,000 shares authorized, 110,898,898 shares issued and outstanding	1.1	—
Class A shares, $0.01 par value, 707,000,000 shares authorized, 596,102,672 shares issued and outstanding	6.0	—
Class B shares, $0.01 par value, 100,000,000 shares authorized, 100,000,000 shares issued and outstanding	1.0	—
Class C shares, $0.01 par value, 2,462,927 shares authorized, 2,462,927 shares issued and outstanding	—	—
Preferred stock, $0.01 par value, 10,000,000 shares authorized, none outstanding	—	—
Additional paid-in capital	3,423.3	—
Retained earnings	56.5	—
Members’ capital (Note 5)	—	3,575.6
Accumulated other comprehensive loss	(32.4)	(136.5)

Total Kinder Morgan, Inc.’s stockholders’ equity	3,455.5	3,439.1
Noncontrolling interests	5,292.0	5,099.9

Total Stockholders’ Equity	8,747.5	8,539.0

Total Liabilities and Stockholders’ Equity	$30,157.4	$28,908.1

The accompanying notes are an integral part of these consolidated financial statements.

KINDER MORGAN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions)

(Unaudited)

	Nine Months Ended September 30,
	2011	2010
Cash Flows From Operating Activities
Net Income	$366.9	$133.0
Adjustments to reconcile net income to net cash provided by operating activities
Loss from discontinued operations, net of tax	0.5	0.4
Depreciation, depletion and amortization	807.6	813.7
Deferred income taxes	77.6	(204.7)
Amortization of excess cost of equity investments	4.9	4.3
Loss on remeasurement of previously held equity interest in KinderHawk (Note 2)	167.2	—
(Earnings) loss from equity investments	(214.7)	256.1
Distributions from equity investments	200.9	154.9
Proceeds from termination of interest rate swap agreements	73.0	—
Pension contributions in excess of expense	(9.7)	(8.5)
Changes in components of working capital
Accounts receivable	34.9	105.1
Inventories	9.3	(12.8)
Other current assets	(1.8)	23.1
Accounts payable	(7.3)	(20.5)
Accrued interest	(183.7)	(165.6)
Accrued taxes	36.4	57.7
Accrued liabilities	(1.5)	(44.8)
Going Private transaction litigation reserve adjustment	—	200.0
Rate reparations, refunds and other litigation reserve adjustments	160.4	(48.3)
Other, net	67.6	(24.0)

Cash Flows Provided By Continuing Operations	1,588.5	1,219.1
Net Cash Flows Used in Discontinued Operations	(0.8)	(0.6)

Net Cash Provided by Operating Activities	1,587.7	1,218.5

Cash Flows From Investing Activities
Acquisitions of investments	(901.0)	(929.7)
Acquisitions of assets	(44.0)	(243.1)
Capital expenditures	(845.0)	(726.8)
Deconsolidation of variable interest entity	—	(17.5)
Sale or casualty of property, plant and equipment, and other net assets net of removal costs	29.0	21.5
Net proceeds from margin and restricted deposits	55.1	19.2
Contributions to investments	(297.0)	(210.3)
Distributions from equity investments in excess of cumulative earnings	185.0	187.9

Other, net	3.0	—

Net Cash Used in Investing Activities	(1,814.9)	(1,898.8)

Cash Flows From Financing Activities
Issuance of debt—KMI	1,749.6	994.2
Payment of debt—KMI	(2,124.6)	(873.0)
Issuance of debt—KMP	6,356.4	5,704.2
Payment of debt—KMP	(5,538.1)	(4,601.0)
Repayments from related party	29.3	1.3
Debt issue costs	(19.4)	(24.4)
Increase (decrease) in cash book overdrafts	7.6	(5.2)
Cash dividends	(557.3)	(500.0)
Contributions from noncontrolling interests	816.9	636.6
Distributions to noncontrolling interests	(706.6)	(622.4)
Other, net	(0.3)	—

Net Cash Provided by Financing Activities	13.5	710.3

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(14.8)	1.0

Net (decrease) increase in Cash and Cash Equivalents	(228.5)	31.0
Cash and Cash Equivalents, beginning of period	502.4	165.6

Cash and Cash Equivalents, end of period	$273.9	$196.6

Noncash Investing and Financing Activities
Assets acquired by the assumption or incurrence of liabilities	$179.5	$12.5
Assets acquired by contributions from noncontrolling interests	$23.7	$81.7
Contribution of net assets to investments	$7.9	$—
Sale of investment ownership interest in exchange for note	$4.1	$—
Supplemental Disclosures of Cash Flow Information
Cash paid during the period for interest (net of capitalized interest)	$668.6	$607.1
Net cash paid during the period for income taxes	$177.3	$143.2

The accompanying notes are an integral part of these consolidated financial statements.

KINDER MORGAN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. General

Organization

On February 10, 2011, we converted from a Delaware limited liability company to a Delaware corporation and we changed our name from Kinder Morgan Holdco LLC to Kinder Morgan, Inc. Our subsidiary formerly known as Kinder Morgan, Inc. was renamed Kinder Morgan Kansas, Inc., and is referred to in these financial statements for all periods as Kinder Morgan Kansas, Inc. On February 16, 2011, we completed the initial public offering of our common stock (the offering). All of the common stock that was sold in the offering was sold by our existing investors consisting of funds advised by or affiliated with Goldman Sachs & Co., Highstar Capital LP, The Carlyle Group and Riverstone Holdings LLC. No members of management sold shares in the offering and we did not receive any proceeds from the offering. Our common stock trades on the New York Stock Exchange under the symbol “KMI.” For additional information on the offering, see Note 5 “Stockholders’ Equity—Initial Public Offering.”

On October 16, 2011, KMI and El Paso Corporation announced a definitive agreement whereby KMI will acquire all of the outstanding shares of El Paso in a transaction that will create an enterprise valued at approximately $94 billion (sum of market equity value and debt outstanding) which owns and/or operates 80,000 miles of pipelines. The total purchase price, including the assumption of debt outstanding at both El Paso Corporation and El Paso Pipeline Partners, L.P., is approximately $38 billion. See Note 2—“Investments, Acquisitions and Divestitures—Subsequent Events.”

We own the general partner and approximately 11% of the limited partner interests of Kinder Morgan Energy Partners, L.P., referred to in this report as “KMP”. KMP is a publicly traded pipeline limited partnership whose limited partner units are traded on the New York Stock Exchange under the ticker symbol “KMP.” Primarily through KMP, we operate or own an interest in approximately 37,000 miles of pipelines and approximately 180 terminals. These pipelines transport natural gas, refined petroleum products, crude oil, carbon dioxide and other products, and these terminals store petroleum products and chemicals, and handle such products as ethanol, coal, petroleum coke and steel. Unless the context requires otherwise, references to “we,” “us,” “our,” “KMI,” or the “Company” are intended to mean Kinder Morgan, Inc. and our consolidated subsidiaries including Kinder Morgan Kansas, Inc. and KMP.

Kinder Morgan Management, LLC, referred to in this report as “KMR,” is a publicly traded Delaware limited liability company. Kinder Morgan G.P., Inc., the general partner of KMP and a wholly owned subsidiary of ours, owns all of KMR’s voting shares. KMR, pursuant to a delegation of control agreement, has been delegated, to the fullest extent permitted under Delaware law and KMP’s partnership agreement, all of Kinder Morgan G.P., Inc.’s power and authority to manage and control the business and affairs of KMP, subject to Kinder Morgan G.P., Inc.’s right to approve certain transactions.

On May 30, 2007, we acquired Kinder Morgan Kansas, Inc. through a wholly owned subsidiary. See Note 2 of our consolidated financial statements in our audited December 31, 2010 consolidated financial statements and related notes. This transaction is referred to in this report as “the Going Private transaction.” Effective with the closing of the Going Private transaction, all of our assets and liabilities were recorded at their estimated fair market values based on an allocation of the aggregate purchase price paid in the Going Private transaction.

Basis of Presentation

We have prepared our accompanying unaudited consolidated financial statements under the rules and regulations of the United States Securities and Exchange Commission. These rules and regulations conform to

KINDER MORGAN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

the accounting principles contained in the Financial Accounting Standards Board’s Accounting Standards Codification, the single source of generally accepted accounting principles in the United States of America and referred to in this report as the Codification. Under such rules and regulations, we have condensed or omitted certain information and notes normally included in financial statements prepared in conformity with the Codification. We believe, however, that our disclosures are adequate to make the information presented not misleading.

In addition, our consolidated financial statements reflect normal adjustments, and also recurring adjustments that are, in the opinion of our management, necessary for a fair statement of our financial results for the interim periods, and certain amounts from prior periods have been reclassified to conform to the current presentation. Interim results are not necessarily indicative of results for a full year; accordingly, you should read these consolidated financial statements in conjunction with our audited December 31, 2010 consolidated financial statements and related notes.

Our accounting records are maintained in United States dollars, and all references to dollars are United States dollars, except where stated otherwise. Canadian dollars are designated as C$. Our consolidated financial statements include our accounts and those of our majority-owned subsidiaries as well as the accounts of KMP and KMR. Investments in jointly owned operations in which we hold a 50% or less interest (other than KMP and KMR, because we have the ability to exercise significant control over their operating and financial policies) are accounted for under the equity method. All significant intercompany transactions and balances have been eliminated.

Notwithstanding the consolidation of KMP and its subsidiaries into our financial statements, we are not liable for, and our assets are not available to satisfy, the obligations of KMP and/or its subsidiaries and vice versa, except as discussed in the following paragraph. Responsibility for payments of obligations reflected in our or KMP’s financial statements is a legal determination based on the entity that incurs the liability.

In conjunction with KMP’s acquisition of certain natural gas pipelines from us, we agreed to indemnify KMP with respect to approximately $733.5 million of its debt. We would be obligated to perform under this indemnity only if KMP’s assets were unable to satisfy its obligations.

Earnings per Share

Earnings per share is calculated using the two-class method. Earnings are allocated to each class of common stock based on the amount of dividends declared in the current period for each class of stock plus an allocation of the undistributed earnings or excess distributions over earnings to the extent that each security shares in earnings or excess distributions over earnings. For the investor retained stock the allocation of undistributed earnings or excess distributions over earnings is in direct proportion to the maximum number of Class P shares into which it can convert.

For the Class P diluted per share computations, total net income attributable to Kinder Morgan, Inc. is divided by the adjusted weighted average shares outstanding during the period, including all dilutive potential shares. This includes the Class P shares into which the investor retained stock is convertible. Investor retained stock is convertible into 596,102,672 Class P shares. Thus, the number of Class P shares on a fully-converted basis is the same before and after any conversion of our investor retained stock. Each time one Class P share is issued upon conversion of investor retained stock, the number of Class P shares goes up by one, and the number of Class P shares into which the investor retained stock is convertible goes down by one. Accordingly, there is no

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difference between Class P basic and diluted earnings per share because the conversion of Class A, Class B, and Class C shares into Class P shares does not impact the number of Class P shares on a fully-converted basis. As no securities are convertible into Class A shares, the basic and diluted earnings per share computations for Class A shares are the same.

The following tables set forth the computation of basic and diluted earnings per share for the period February 11, 2011 (the date of our initial public offering) through September 30, 2011 (in millions, except per share amounts):

	February 11, 2011 through September 30, 2011
	Net Income Available to Shareholders
	Class P	Class A	Participating Securities(a)	Total
Net income attributable to KMI for the nine months ended September 30, 2011				$438.6
Less: net income attributable to KMI members prior to incorporation				(70.6)

Net income attributable to shareholders				368.0
Dividends declared during period	$48.8	$237.3	$25.4	(311.5)

Remaining undistributed earnings	8.9	47.6	—	$56.5

Total net income attributable to shareholders	$57.7	$284.9	$25.4	$368.0

Basic Earnings Per Share
Basic Weighted Average Number of Shares Outstanding(d)	110.8	596.2	N/A

Basic Earnings per Common Share(b)	$0.52	$0.48	N/A

Diluted Earnings per Share
Total net Income attributable to shareholders and assumed conversions(c)	$368.0	$284.9	N/A

Diluted Weighted Average Number of Shares(d)	707.4	596.2	N/A

Diluted Earnings per Common Share(b)	$0.52	$0.48	N/A

(a)	Participating securities include Class B shares, Class C shares, and 1,193,891 unvested restricted stock awards issued to non-senior management employees that contain rights to dividends.
(b)	The Class A shares earnings per share as compared to the Class P shares earnings per share has been reduced due to the sharing of economic benefits (including dividends) amongst the Class A, B, and C shares. Class A, B and C shares owned by Richard Kinder, the Sponsor Investors, the Original Shareholders, and Other Management are referred to as “investor retained stock,” and are convertible into a fixed number of Class P shares. In the aggregate, our investor retained stock is entitled to receive a dividend per share on a fully converted basis equal to the dividend per share on our common stock. The conversion of shares of investor retained stock into Class P shares will not increase our total fully-converted shares outstanding, impact the aggregate dividends we pay or the dividends we pay per share on our Class P common stock.
(c)	For the diluted earnings per share calculation, total net income attributable to each class of common stock is divided by the adjusted weighted average shares outstanding during the period, including all dilutive potential shares.

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(d)	The weighted average shares outstanding calculation is based on the actual days in which the shares were outstanding for the period from February 11, 2011 to September 30, 2011.

2. Investments, Acquisitions and Divestitures

Investments

NGPL PipeCo LLC Investment Impairment Charge

On November 19, 2009, the Federal Energy Regulatory Commission (FERC) initiated an investigation, pursuant to Section 5 of the Natural Gas Act, into the justness and reasonableness of the transportation and storage rates as well as the fuel and natural gas lost percentages of NGPL PipeCo LLC’s subsidiary, Natural Gas Pipeline Company of America LLC, referred to as “NGPL.” NGPL reached a settlement in principal with the FERC on April 22, 2010. On June 11, 2010, NGPL filed an offer of settlement, which was approved without modification by the FERC on July 29, 2010. The order approving the settlement has become final and nonappealable. The settlement resolved all issues in the proceeding. The settlement provided that NGPL reduce its fuel and gas lost and unaccounted for, (GL&U), retention factors as of July 1, 2010. The settlement further provided a timeline for additional prospective fuel and GL&U reductions and prospective reductions in the maximum recourse reservation rates that it bills firm transportation and storage shippers.

The events discussed above caused us to reconsider the carrying value of our investment in NGPL PipeCo LLC as of March 31, 2010. A current fair value of an investment that is less than its carrying amount may indicate a loss in value of the investment. The fair value represents the price that would be received to sell the investment in an orderly transaction between market participants. We determined the fair value of our investment in NGPL PipeCo LLC by taking the total fair value of NGPL PipeCo LLC (calculated as discussed below) deducting the fair value of the joint venture debt and multiplying by our 20% ownership interest. We calculated the total fair value of NGPL PipeCo LLC from the present value of the expected future after-tax cash flows of the reporting unit, inclusive of a terminal value, which implies a market multiple of approximately 9.5 times EBITDA (earnings before interest, income taxes, depreciation and amortization) discounted at a rate of 7.4%. The result of our analysis showed that the fair value of our investment in NGPL PipeCo LLC was less than our carrying value. For the nine months ended September 30, 2010, we recognized a $430.0 million, pre-tax, non-cash impairment charge included in the caption “Earnings (loss) from equity investments” in our accompanying consolidated statement of income.

Acquisitions

Watco Companies, LLC

On January 3, 2011, KMP purchased 50,000 Class A preferred shares of Watco Companies, LLC for $50.0 million in cash in a private transaction. In connection with its purchase of these preferred shares, the most senior equity security of Watco, KMP entered into a limited liability company agreement with Watco that provides KMP certain priority and participating cash distribution and liquidation rights. Pursuant to the agreement, KMP receives priority, cumulative cash distributions from the preferred shares at a rate of 3.25% per quarter, and it participates partially in additional profit distributions at a rate equal to 0.5%. The preferred shares have no conversion features and hold no voting powers, but do provide KMP certain approval rights, including the right to appoint one of the members to Watco’s Board of Managers. As of December 31, 2010, KMP placed its $50.0 million investment in a cash escrow account and this amount was included within “Restricted deposits” on our accompanying consolidated balance sheet. As of September 30, 2011, KMP’s net equity investment in Watco totaled $51.6 million and is included within “Investments” on our accompanying consolidated balance sheet. We

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account for this investment under the equity method of accounting, and we include it in the Terminals–KMP business segment.

Watco Companies, LLC is a privately owned, Pittsburg, Kansas based transportation company that was formed in 1983. It is the largest privately held short line railroad company in the United States, operating 22 short line railroads on approximately 3,500 miles of leased and owned track. It also operates transload/intermodal and mechanical services divisions. KMP’s investment provides capital to Watco for further expansion of specific projects, complements KMP’s existing terminal network, provides its customers more transportation services for many of the commodities that it currently handles, and offers it the opportunity to share in additional growth opportunities through new projects.

Deeprock North, LLC

On February 17, 2011, Deeprock Energy Resources, LLC, Mecuria Energy Trading, Inc., and KMP’s subsidiary Kinder Morgan Cushing LLC entered into formal agreements for a crude oil storage joint venture located in Cushing, Oklahoma. On this date, KMP contributed $15.9 million for a 50% ownership interest in an existing crude oil tank farm that has storage capacity of one million barrels, and it expects to invest an additional $8.8 million for the construction of three new storage tanks that will provide incremental storage capacity of 750,000 barrels. The new tanks are expected to be placed in service during the fourth quarter of 2011. The joint venture is named Deeprock North, LLC. Deeprock Energy owns a 12.02% member interest in Deeprock North, LLC and will remain construction manager and operator of the joint venture. Mecuria owns the remaining 37.98% member interest and will remain the anchor tenant for the joint venture’s crude oil capacity for the next five years with an option to extend. In addition, KMP entered into a development agreement with Deeprock Energy that gives it an option to participate in future expansions on Deeprock’s remaining 254 acres of undeveloped land.

We account for this investment under the equity method of accounting, and this investment and KMP’s pro rata share of Deeprock North LLC’s operating results are included as part of the Terminals—KMP business segment. As of September 30, 2011, KMP’s net equity investment in Deeprock North, LLC totaled $22.3 million and is included within “Investments” on our accompanying consolidated balance sheet.

TGS Development, L.P. Terminal Acquisition

On June 10, 2011, KMP acquired a newly constructed petroleum coke terminal located in Port Arthur, Texas from TGS Development, L.P. (TGSD) for an aggregate consideration of $74.1 million, consisting of $42.9 million in cash, $23.7 million in common units, and an obligation to pay additional consideration of $7.5 million. KMP estimates the remaining $7.5 million obligation will be paid to TGSD approximately one year from the closing (in May or June 2012), and will be settled in a combination of cash and common units, depending on TGSD’s election.

All of the acquired assets are located in Port Arthur, Texas, and include long-term contracts to provide petroleum coke handling and cutting services to improve the refining of heavy crude oil at Total Petrochemicals USA Inc.’s recently expanded Port Arthur refinery. The refinery is expected to produce more than one million tons of petroleum coke annually. Based on the measurement of fair values for all of the identifiable tangible and intangible assets acquired, we assigned $42.6 million of the combined purchase price to “Property, plant and equipment, net,” and the remaining $31.5 million to “Other intangibles, net,” representing the combined fair values of two separate intangible customer contracts with Total. The acquisition complements KMP’s existing

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Gulf Coast bulk terminal facilities and expands its pre-existing petroleum coke handling operations. All of the acquired assets are included as part of the Terminals-KMP business segment.

KinderHawk Field Services LLC and EagleHawk Field Services LLC

Effective July 1, 2011, KMP acquired from Petrohawk Energy Corporation both the remaining 50% equity ownership interest in KinderHawk Field Services LLC that it did not already own and a 25% equity ownership interest in Petrohawk’s natural gas gathering and treating business located in the Eagle Ford shale formation in South Texas for an aggregate consideration of $912.1 million, consisting of $835.1 million in cash and assumed debt of $77.0 million (representing 50% of KinderHawk’s borrowings under its bank credit facility as of July 1, 2011). KMP then repaid the outstanding $154.0 million of borrowings and following this repayment, KinderHawk had no outstanding debt.

Following KMP’s acquisition of the remaining ownership interest on July 1, 2011, KMP changed its method of accounting from the equity method to full consolidation, and due to the fact that KMP acquired a controlling financial interest in KinderHawk, KMP remeasured its previous 50% equity investment in KinderHawk to its fair value. KMP recognized a $167.2 million non-cash loss as a result of this remeasurement. The loss amount represents the excess of the carrying value of the investment ($910.2 million as of July 1, 2011) over its fair value ($743.0 million), and we reported this loss separately within the “Other Income (Expense)” section in our accompanying consolidated statement of income for the nine months ended September 30, 2011.

KMP then measured the fair values of the acquired identifiable tangible and intangible assets and the assumed liabilities on the acquisition date, and assigned the following amounts:

•	$35.5 million to current assets, primarily consisting of trade receivables and materials and supplies inventory;

•	$641.6 million to property, plant and equipment;

•	$93.4 million to KMP’s 25% investment in EagleHawk;

•	$883.2 million to a long-term intangible customer contract, representing the contract value of natural gas gathering services to be performed for Petrohawk over an approximate 20-year period; less

•	$92.8 million assigned to assumed liabilities, not including $77.0 million for the 50% of KinderHawk’s borrowings under its bank credit facility that KMP was previously responsible for.

Based on the excess of (i) the consideration we transferred ($912.1 million) and the fair value of our previously held interest ($743.0 million); over (ii) the combined fair value of net assets acquired ($1,560.9 million), we recognized $94.2 million of “Goodwill.” This goodwill intangible asset represents the future economic benefits expected to be derived from this strategic acquisition that are not assignable to other individually identifiable, separately recognizable assets acquired. KMP believes the primary items that generated the goodwill are the value of the synergies created by expanding its natural gas gathering operations, and furthermore, we expect this entire amount of goodwill to be deductible for tax purposes.

KinderHawk Field Services LLC owns and operates the largest natural gas gathering and midstream business in the Haynesville shale formation located in northwest Louisiana, consisting of more than 400 miles of pipeline with over 2.0 billion cubic feet per day of pipeline capacity. Currently, it gathers approximately 1.0 billion cubic feet of natural gas per day. KMP operates KinderHawk Field Services LLC, and acquired its original 50% ownership interest in KinderHawk Field Services LLC from Petrohawk on May 21, 2010.

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The Eagle Ford natural gas gathering joint venture is named EagleHawk Field Services LLC, and we account for the 25% investment under the equity method of accounting. Petrohawk operates EagleHawk Field Services LLC and owns the remaining 75% ownership interest. The joint venture owns two midstream gathering systems in and around Petrohawk’s Hawkville and Black Hawk areas of Eagle Ford and combined, the joint venture’s assets will consist of more than 280 miles of gas gathering pipelines and approximately 140 miles of condensate lines to be in service by the end of 2011. It also has a life of lease dedication of Petrohawk’s Eagle Ford reserves that provides Petrohawk and other Eagle Ford producers with gas and condensate gathering, treating and condensate stabilization services.

The acquisition of the remaining ownership interest in KinderHawk and the equity ownership interest in EagleHawk complemented and expanded KMP’s existing natural gas gathering operations, and all of the acquired assets are included in the Natural Gas Pipelines-KMP business segment. Additionally, on August 25, 2011, mining and oil company BHP Billiton completed its previously announced acquisition of Petrohawk Energy Corporation through a short-form merger under Delaware law. The merger was closed with Petrohawk being the surviving corporation as a wholly owned subsidiary of BHP Billiton. The acquisition will not affect the terms of KMP’s contracts with Petrohawk.

Pro Forma Information

Pro forma consolidated income statement information that gives effect to all of the acquisitions we have made and all of the joint ventures we have entered into since January 1, 2010 as if they had occurred as of January 1, 2010 is not presented because it would not be materially different from the information presented in our accompanying consolidated statements of income.

Divestitures

Megafleet Towing Co., Inc. Assets

On February 9, 2011, KMP sold a marine vessel to Kirby Inland Marine, L.P., and additionally, KMP and Kirby formed a joint venture named Greens Bayou Fleeting, LLC. Pursuant to the joint venture agreement, KMP sold its ownership interest in the boat fleeting business it acquired from Megafleet Towing Co., Inc. in April 2009 to the joint venture for $4.1 million in cash and a 49% ownership interest in the joint venture. Kirby then made cash contributions to the joint venture in exchange for the remaining 51% ownership interest. Related to the above transactions, we recorded a loss of $5.5 million ($4.1 million after tax) in the fourth quarter of 2010 to write down the carrying value of the net assets to be sold to their estimated fair values as of December 31, 2010.

In the first quarter of 2011, after final reconciliation and measurement of all of the net assets sold, we recognized a combined $2.2 million increase in income from the sale of these net assets, primarily consisting of a $1.9 million reduction in income tax expense, which is included within the caption “Income Tax (Expense) Benefit” in the accompanying consolidated statement of income for the nine months ended September 30, 2011. Additionally, the sale of KMP’s ownership interest resulted in a $10.6 million non-cash reduction in goodwill (see Note 3), and was a transaction with a related party (see Note 9). Information about KMP’s acquisition of assets from Megafleet Towing Co., Inc. is described more fully in Note 3 to our audited December 31, 2010 consolidated financial statements and related notes.

River Consulting, LLC and Devco USA L.L.C.

Effective April 1, 2011, KMP sold 51% ownership interests in two separate wholly-owned subsidiaries to two separate buyers, for an aggregate consideration of $8.1 million, consisting of a $4.1 million note receivable,

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(Unaudited)

$1.0 million in cash and a $3.0 million receivable for the settlement of working capital items. Following the sale, KMP continues to own 49% membership interests in both River Consulting LLC, a company engaged in the business of providing engineering, consulting and management services, and Devco USA, L.L.C., a company engaged in the business of processing, handling and marketing sulfur, and selling related pouring equipment. At the time of the sale, the combined carrying value of the net assets (and members’ capital on a 100% basis) of both entities totaled approximately $8.8 million and consisted mostly of technology-based assets and trade receivables. We now account for these retained investments under the equity method of accounting.

In the second quarter of 2011, we recognized a $3.6 million pre-tax gain from the sale of these ownership interests (including a $2.1 million gain related to the remeasurement of the retained investment to fair value) and included this gain within the caption “Other, net” in our accompanying consolidated statement of income for the nine months ended September 30, 2011. We also recognized a $1.4 million increase in income tax expense related to this gain, which is included within the caption “Income Tax (Expense) Benefit” in our accompanying consolidated statement of income for the nine months ended September 30, 2011.

Arrow Terminals B.V.

Effective August 31, 2011, KMP sold the outstanding share capital of its wholly-owned subsidiary Arrow Terminals B.V. to Pacorini Metals Europe B.V. for an aggregate consideration of $13.3 million in cash. Arrow Terminals B.V. owns and operates a bulk terminal facility located in the seaport area of Vlissingen, Netherlands. The terminal is primarily engaged in the business of storing, handling and distributing bulk ferro alloys and general commodities. Including the removal of the cumulative translation adjustments balance and the estimated costs to sell, we recognized a $1.3 million pre-tax gain from the sale of Arrow Terminals B.V. and included this gain within the caption “Other expense (income)” in our accompanying consolidated statement of income for the nine months ended September 30, 2011.

Subsequent Events

KMI’s Acquisition of El Paso Corporation

On October 16, 2011, we and El Paso Corporation (NYSE: EP) announced a definitive agreement whereby we will acquire all of the outstanding shares of El Paso Corporation. EP owns North America’s largest interstate natural gas pipeline system, one of North America’s largest independent exploration and production companies and an emerging midstream business. EP also owns a 42 percent limited partner interest and the 2 percent general partner interest in El Paso Pipeline Partners, L.P.( NYSE:EPB). The combined enterprise, including the associated master limited partnerships, KMP and EPB, will represent the largest natural gas pipeline network in the United States, the largest independent transporter of petroleum products in the United States, the largest transporter of CO2 in the United States, the second largest oil producer in Texas and the largest independent terminal owner/operator in the United States.

The total purchase price, including the assumption of debt outstanding at EP and the debt outstanding at El Paso Partners, L.P., is expected to be approximately $38 billion. Under the terms of the transaction, the consideration to be received by the EP shareholders is valued at $26.87 per EP share based on KMI’s closing price as of October 14, 2011, representing a 47 percent premium to the 20-day average closing price of EP common shares and a 37 percent premium over the closing price of EP common shares on October 14, 2011. The offer is comprised of $14.65 in cash, 0.4187 KMI Class P shares (valued at $11.26 per EP share) and 0.640 KMI warrants (valued at $0.96 per EP share) based on KMI’s closing price on October 14, 2011. The warrants will have an exercise price of $40 and a five-year term. EP shareholders will be able to elect, for each EP share held,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

either (i) $25.91 in cash, (ii) 0.9635 KMI Class P shares, or (iii) $14.65 in cash plus 0.4187 KMI Class P shares. All elections will be subject to proration and in all cases EP shareholders will receive 0.640 KMI warrants per share of EP common stock.

The transaction has been approved by each company’s board of directors. We have firm commitments for the full amount of cash required for the transaction from a syndicate of banks. Prior to closing, the transaction will require approval of both KMI and EP shareholders. The transaction is expected to close in the second quarter of 2012 and is subject to customary regulatory approvals.

KMP Acquisition of SouthTex Treaters

On October 24, 2011, KMP announced that it had signed a definitive purchase and sale agreement to acquire the natural gas treating assets of SouthTex Treaters for approximately $155.0 million in cash. SouthTex Treaters is a leading manufacturer, designer and fabricator of natural gas treating plants that are used to remove impurities (carbon dioxide and hydrogen sulfide) from natural gas before it is delivered into gathering systems and transmission pipelines to ensure that it meets pipeline quality specifications. The acquisition complements and expands KMP’s existing natural gas treating business, and all of the acquired operations will be included in the Natural Gas Pipelines—KMP business segment. The transaction is expected to close in the fourth quarter of 2011, and KMP will then also assign the total purchase price to assets acquired and liabilities assumed.

3. Intangibles

Goodwill

We evaluate goodwill for impairment on May 31 of each year. For this purpose, we have six reporting units as follows: (i) Products Pipelines—KMP (excluding associated terminals); (ii) Products Pipelines Terminals—KMP (evaluated separately from Products Pipelines—KMP for goodwill purposes, but combined with Products Pipelines—KMP for presentation in the table below); (iii) Natural Gas Pipelines—KMP; (iv) CO2—KMP; (v) Terminals—KMP; and (vi) Kinder Morgan Canada—KMP. There were no impairment charges resulting from our May 31, 2011 impairment testing, and no event indicating an impairment has occurred subsequent to that date.

The fair value of each reporting unit was determined from the present value of the expected future cash flows from the applicable reporting unit (inclusive of a terminal value calculated using market multiples between six and ten times cash flows) discounted at a rate of 8.0%. The value of each reporting unit was determined on a stand-alone basis from the perspective of a market participant and represented the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date.

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(Unaudited)

Changes in the gross amounts of our goodwill and accumulated impairment losses for the nine months ended September 30, 2011 are summarized as follows (in millions):

	Products Pipelines— KMP	Natural Gas Pipelines— KMP	CO2—KMP	Terminals— KMP	Kinder Morgan Canada— KMP	Total
Historical Goodwill	$2,116.5	$3,488.0	$1,521.7	$1,488.6	$626.5	$9,241.3
Accumulated impairment losses.	(1,266.5)	(2,090.2)	—	(676.6)	(377.1)	(4,410.4)

Balance as of December 31, 2010	850.0	1,397.8	1,521.7	812.0	249.4	4,830.9
Other adjustments(a)	11.4	15.3	6.2	7.1	—	40.0
Acquisitions(b)	—	94.2	—	—	—	94.2
Disposals(c)	—	—	—	(11.8)	—	(11.8)
Currency translation adjustments	—	—	—	—	(12.7)	(12.7)

Balance as of September 30, 2011	$861.4	$1,507.3	$1,527.9	$807.3	$236.7	$4,940.6

(a)	Tax adjustments related to our investment in KMP.
(b)	2011 acquisition amount relates to KMP’s July 2011 purchase of the remaining 50% ownership interest in KinderHawk Field Services LLC that it did not already own (discussed further in Note 2).
(c)	2011 disposal amount consists of (i) $10.6 million related to the sale of KMP’s ownership interest in the boat fleeting business it acquired from Megafleet Towing Co., Inc. in April 2009; and (ii) $1.2 million related to the sale of KMP’s subsidiary Arrow Terminals B.V. (both discussed further in Note 2).

In addition, we identify any premium or excess cost we pay over our proportionate share of the underlying fair value of net assets acquired and accounted for as investments under the equity method of accounting. This premium or excess cost is referred to as equity method goodwill and is also not subject to amortization but rather to impairment testing. For all investments we own containing equity method goodwill, no event or change in circumstances that may have a significant adverse effect on the fair value of our equity investments has occurred during the first nine months of 2011.

As of September 30, 2011 and December 31, 2010, we reported $138.2 million and $283.0 million, respectively, in equity method goodwill within the caption “Investments” in our accompanying consolidated balance sheets. The decrease in our equity method goodwill since December 31, 2010 was due to KMP’s July 2011 purchase of the remaining 50% ownership interest in KinderHawk Field Services LLC that it did not already own (discussed further in Note 2). Effective July 1, 2011, KMP exchanged its status as an owner of an equity investment in KinderHawk for a full controlling financial interest, and we began accounting for the investment under the full consolidation method.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Other Intangibles

Excluding goodwill, our other intangible assets include customer relationships, contracts and agreements, lease value, and technology-based assets. These intangible assets have definite lives and are reported separately as “Other intangibles, net” in our accompanying consolidated balance sheets. Following is information related to our intangible assets subject to amortization (in millions):

	September 30, 2011	December 31, 2010
Customer relationships, contracts and agreements
Gross carrying amount	$1,337.6	$424.7
Accumulated amortization	(143.1)	(99.9)

Net carrying amount	1,194.5	324.8

Technology-based assets, lease value and other
Gross carrying amount	9.0	16.3
Accumulated amortization	(2.2)	(1.9)

Net carrying amount	6.8	14.4

Total other intangibles, net	$1,201.3	$339.2

The increase in the carrying amount of the customer relationships, contacts and agreements since December 31, 2010 was mainly due to the acquisition of (i) a natural gas gathering customer contract in July 2011, associated with KMP’s purchase of the remaining 50% ownership interest in KinderHawk Field Services LLC that it did not already own; and (ii) two separate petroleum coke handling customer contracts in June 2011, associated with KMP’s purchase of terminal assets from TGS Development, L.P. Both acquisitions are described further in Note 2.

We amortize the costs of our intangible assets to expense in a systematic and rational manner over their estimated useful lives. Among the factors we weigh, depending on the nature of the asset, are the effects of obsolescence, new technology, and competition. For the nine months ended September 30, 2011 and 2010, the amortization expense on our intangibles totaled $43.5 million and $37.0 million, respectively. As of September 30, 2011, the weighted average amortization period for our intangible assets was approximately 17.9 years, and our estimated amortization expense for these assets for each of the next five fiscal years (2012 – 2016) is approximately $81.4 million, $77.5 million, $74.4 million, $71.6 million and $68.9 million, respectively.

4. Debt

We classify our debt based on the contractual maturity dates of the underlying debt instruments. We defer costs associated with debt issuance over the applicable term. These costs are then amortized as interest expense in our consolidated statements of income.

KMI’s debt balances included in our accompanying consolidated balance sheets (including both short-term and long-term amounts, the preferred interest in the general partner of KMP and purchase accounting adjustments on the carrying value of KMI’s debt and KMP’s debt, but excluding the value of interest rate swap agreements) as of September 30, 2011 and December 31, 2010 was $3,259.1 million and $3,630.1 million (including the $750.0 million of 5.35% Kinder Morgan Finance Company LLC’s senior notes paid on January 5, 2011), respectively. These balances included net unamortized purchase accounting adjustments, decreasing the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

debt balances by $34.2 million and $37.5 million at September 30, 2011 and December 31, 2010, respectively. For the first nine months of 2011 and 2010, the weighted average rate on all of KMI’s borrowings was approximately 4.86% and 4.89%, respectively. KMP’s debt balances included in our accompanying consolidated balance sheets (including both short-term and long-term amounts and excluding the value of interest rate swap agreements) as of September 30, 2011 and December 31, 2010 was $12,506.6 million and $11,539.8 million, respectively. For the first nine months of 2011 and 2010, the weighted average interest rate on all of KMP’s borrowings was approximately 4.28% and 4.34%, respectively.

As of September 30, 2011, KMI’s short-term debt was $1,216.6 million, which consisted of (i) $375.0 million of borrowings under KMI’s credit facility; (ii) $839.3 million remaining principal amount of KMI’s 6.50% senior notes due September 1, 2012 (including purchase accounting adjustments, KMI’s carrying amount of the notes was $840.0 million as of September 30, 2011); and (iii) a $1.6 million current portion of purchase accounting adjustments on our carrying value of KMP’s debt. As of September 30, 2011, KMP’s short-term debt balance included in our accompanying consolidated balance sheet was $1,844.4 million, which consisted of (i) $500.0 million in principal amount of KMP’s 9.00% senior notes due February 1, 2019, that may be repurchased by KMP at the option of the holder on February 1, 2012 pursuant to certain repurchase provisions contained in the bond indenture; (ii) $450.0 million in principal amount of KMP’s 7.125% senior notes due March 15, 2012 (including discount, KMP’s notes had a carrying amount of $449.9 million as of September 30, 2011); (iii) $500.0 million in principal amount of KMP’s 5.850% senior notes due September 15, 2012 (including discount, KMP’s notes had a carrying amount of $499.9 million as of September 30, 2011); (iv) $353.0 million of KMP’s commercial paper borrowings; (v) $23.7 million in principal amount of tax-exempt bonds that mature on April 1, 2024, that are due on demand pursuant to certain standby purchase agreement provisions contained in the bond indenture (KMP’s subsidiary Kinder Morgan Operating L.P. “B” is the obligor on the bonds); (vi) a $9.7 million portion of a 5.40% long-term note payable (KMP’s subsidiaries Kinder Morgan Operating L.P. “A” and Kinder Morgan Canada Company are the obligors on the note); (vii) a $7.5 million portion of 5.23% long-term senior notes (KMP’s subsidiary Kinder Morgan Texas Pipeline, L.P. is the obligor on the notes); and (viii) a $0.7 million portion of 6.00% long-term note payable (KMP’s subsidiary Kinder Morgan Arrow Terminals, L.P. is the obligor on the note).

Credit Facilities

	September 30, 2011		December 31, 2010
	Short-term notes payable	Weighted average interest rate	Short-term notes payable	Weighted average interest rate
	(Dollars in millions)
KMI—Secured debt(a)	$375.0	1.36%	$—	—
KMP—Commercial paper(b)	$353.0	0.35%	$522.1	0.67%

(a)	The average short-term debt outstanding (and related weighted average interest rate) was $386.3 million (1.55%) during the nine months ended September 30, 2011.
(b)	The average short-term debt outstanding (and related weighted average interest rate) was $499.3 million (0.42%) during the nine months ended September 30, 2011.

As of September 30, 2011, the amount available for borrowing under the KMI $1.0 billion six-year senior secured credit facility was reduced by a combined amount of $423.7 million consisting of $375.0 million in borrowings under the credit facility and $48.7 million in four letters of credit required under provisions of our property and casualty, workers’ compensation and general liability insurance policies.

KINDER MORGAN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

On July 1, 2011, KMP amended its $2.0 billion three-year, senior unsecured revolving credit facility to, among other things, (i) allow for borrowings of up to $2.2 billion; (ii) extend the maturity of the credit facility from June 23, 2013 to July 1, 2016; (iii) permit an amendment to allow for borrowings of up to $2.5 billion; and (iv) decrease the interest rates and commitment fees for borrowings under this facility. The credit facility is with a syndicate of financial institutions, and the facility permits KMP to obtain bids for fixed rate loans from members of the lending syndicate. Wells Fargo Bank, National Association is the administrative agent, and borrowings under the credit facility can be used for KMP’s general partnership purposes and as a backup for its commercial paper program. There were no borrowings under the credit facility as of September 30, 2011 or as of December 31, 2010.

Additionally, as of September 30, 2011, the amount available for borrowing under KMP’s credit facility was reduced by a combined amount of $584.8 million, consisting of $353.0 million of commercial paper borrowings and $231.8 million of letters of credit, consisting of: (i) a $100.0 million letter of credit that supports certain proceedings with the California Public Utilities Commission involving refined products tariff charges on the intrastate common carrier operations of KMP’s Pacific operations’ pipelines in the state of California; (ii) a combined $87.9 million in three letters of credit that support tax-exempt bonds; (iii) a $16.2 million letter of credit that supports debt securities issued by the Express pipeline system; (iv) a $10.7 million letter of credit that supports KMP’s indemnification obligations on the Series D note borrowings of Cortez Capital Corporation; and (v) a combined $17.0 million in other letters of credit supporting other obligations of KMP and its subsidiaries.

KMP’s Commercial Paper Program

In July 2011, in conjunction with the amendment to its revolving credit facility, KMP increased its commercial paper program to provide for the issuance of up to $2.2 billion of commercial paper (up from $2.0 billion). KMP’s unsecured revolving credit facility supports its commercial paper program, and borrowings under KMP’s commercial paper program reduce the borrowings allowed under its credit facility. The borrowings under KMP’s commercial paper program were used principally to finance the acquisitions and capital expansions it made during 2011 and 2010. In the near term, KMP expects that its short-term liquidity and financing needs will be met primarily through borrowings made under its commercial paper program.

Long-term Debt

Kinder Morgan Finance Company LLC

In January 2011, Kinder Morgan Finance Company LLC, a wholly owned subsidiary of KMI, retired the principal amount of its 5.35% senior notes that matured on January 5, 2011 using proceeds from the December 2010 issuance of $750 million in principal amount of 6.00% senior notes due January 15, 2018.

KMP—Senior Notes

On March 4, 2011, KMP completed a public offering of $1.1 billion in principal amount of senior notes in two separate series, consisting of $500 million of 3.500% notes due March 1, 2016, and $600 million of 6.375% notes due March 1, 2041. KMP received proceeds from the issuance of the notes, after deducting the underwriting discount, of $1,092.7 million, and it used the proceeds to reduce the borrowings under its commercial paper program.

On March 15, 2011, KMP paid $700 million to retire the principal amount of its 6.75% senior notes that matured on that date. KMP used both cash on hand and borrowings under its commercial paper program to repay the maturing senior notes.

KINDER MORGAN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

In addition, on August 17, 2011, KMP completed a public offering of $750 million in principal amount of senior notes in two separate series, consisting of $375 million of 4.150% notes due March 1, 2022, and $375 million of 5.625% notes due September 1, 2041. KMP received proceeds from the issuance of the notes, after deducting the underwriting discount, of $743.3 million, and it used the proceeds to reduce the borrowings under its commercial paper program.

KMP’s Subsidiary Debt

Kinder Morgan Operating L.P. “A” Debt

Effective January 1, 2007, KMP acquired the remaining approximately 50.2% interest in the Cochin pipeline system that it did not already own. As part of the purchase price consideration, two of KMP’s subsidiaries issued a long-term note payable to the seller having a fair value of $42.3 million. KMP valued the debt equal to the present value of amounts to be paid, determined using an annual interest rate of 5.40%. KMP’s subsidiaries Kinder Morgan Operating L.P. “A” and Kinder Morgan Canada Company are the obligors on the note, and the principal amount of the note, along with interest, is due in five annual installments of $10.0 million beginning March 31, 2008. KMP paid the fourth installment on March 31, 2011, and as of September 30, 2011, the net present value of the note (representing the outstanding balance included as debt on our accompanying consolidated balance sheet) was $9.7 million. As of December 31, 2010, the net present value of the note was $19.2 million.

Kinder Morgan Texas Pipeline, L.P. Debt

KMP’s subsidiary, Kinder Morgan Texas Pipeline, L.P. is the obligor on a series of unsecured senior notes, which were assumed on August 1, 2005 when it acquired a natural gas storage facility located in Liberty County, Texas from a third party. The notes have a fixed annual stated interest rate of 8.85%; however, KMP valued the debt equal to the present value of amounts to be paid determined using an approximate interest rate of 5.23%. The assumed principal amount, along with interest, is due in monthly installments of approximately $0.7 million, and the final payment is due January 2, 2014. During the first nine months of 2011, KMP paid a combined principal amount of $5.4 million, and as of September 30, 2011, Kinder Morgan Texas Pipeline L.P.’s outstanding balance under the senior notes was $18.2 million. Additionally, the unsecured senior notes may be prepaid at any time in amounts of at least $1.0 million and at a price equal to the higher of par value or the present value of the remaining scheduled payments of principal and interest on the portion being prepaid. As of December 31, 2010, the outstanding balance under the notes was $23.6 million.

Kinder Morgan Arrow Terminals, L.P. Debt

On April 4, 2011, KMP’s subsidiary Kinder Morgan Arrow Terminals, L.P. acquired a parcel of land and a terminal warehouse located in Industry, Pennsylvania from a third party for an aggregate consideration of $3.3 million, consisting of $1.2 million in cash and a $2.1 million promissory note payable. The note principal is payable in three annual payments beginning in March 2012. The note bears interest at 6% per annum, and accrued interest on the unpaid principal amount is due and payable on the due date of each principal installment.

KinderHawk Field Services LLC Credit Facility

On July 1, 2011, immediately following its acquisition of KinderHawk Field Services LLC (discussed in Note 2), KMP repaid the outstanding $154.0 million of borrowings under KinderHawk’s revolving bank credit facility and following this repayment, KinderHawk had no outstanding debt. The revolving bank credit facility was terminated at the time of such repayment.

KINDER MORGAN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Interest Rate Swaps

Information on interest rate swaps is contained in Note 6 “Risk Management—Interest Rate Risk Management.”

Contingent Debt

The following contingent debt disclosures pertain to certain types of guarantees or indemnifications KMP has made and cover certain types of guarantees included within debt agreements, even if the likelihood of requiring its performance under such guarantee is remote. As of September 30, 2011, KMP’s contingent debt obligations, as well as its obligations with respect to related letters of credit, consisted of the following two items:

•

an aggregate $80.7 million for KMP’s contingent share (50%) of Cortez Pipeline Company’s debt obligations, consisting of (i) $70.0 million for its contingent share of outstanding borrowings under Cortez’s debt facilities (described below); and (ii) $10.7 million for a letter of credit issued on its behalf to secure its indemnification obligations to Shell for 50% of the $21.4 million in principal amount of Cortez’s Series D notes outstanding as of that date. Cortez Pipeline Company is a Texas general partnership that owns and operates a common carrier carbon dioxide pipeline system.

KMP is severally liable for its percentage ownership share (50%) of Cortez’s debt, and as of September 30, 2011, Cortez’s debt facilities consisted of (i) $21.4 million aggregate principal amount of Series D notes due May 15, 2013 (interest on the Series D notes is paid annually and based on a fixed interest rate of 7.14% per annum); (ii) $100.0 million of variable rate Series E notes due December 11, 2012 (interest on the Series E notes is paid quarterly and based on an interest rate of three-month LIBOR plus a spread); and (iii) $18.5 million of outstanding borrowings under a $40.0 million committed revolving bank credit facility that is also due December 11, 2012. Accordingly, as of September 30, 2011, KMP’s contingent share of Cortez’s debt was $70.0 million (50% of total borrowings).

With respect to the Series D notes, Shell Oil Company shares KMP’s several guaranty obligations jointly and severally; however, KMP is obligated to indemnify Shell for the liabilities it incurs in connection with such guaranty. Accordingly, as of September 30, 2011, KMP has a letter of credit in the amount of $10.7 million issued by JP Morgan Chase Bank, in order to secure its indemnification obligations to Shell for 50% of the $21.4 million in principal amount of Series D notes outstanding as of that date.

Further, pursuant to a Throughput and Deficiency Agreement, the partners of Cortez Pipeline Company are required to contribute capital to Cortez in the event of a cash deficiency. The agreement contractually supports the financings of Cortez Capital Corporation, a wholly-owned subsidiary of Cortez Pipeline Company, by obligating the partners of Cortez Pipeline to fund cash deficiencies at Cortez Pipeline, including anticipated deficiencies and cash deficiencies relating to the repayment of principal and interest on the debt of Cortez Capital Corporation. The partners’ respective parent or other companies further severally guarantee the obligations of the Cortez Pipeline owners under this agreement; and

•

an $18.3 million letter of credit posted as security for borrowings under Adjustable Demand Revenue Bonds issued by the Nassau County, Florida Ocean Highway and Port Authority. The bonds were issued for the purpose of constructing certain port improvements located in Fernandino Beach, Nassau County, Florida. KMP’s subsidiary, Nassau Terminals LLC is the operator of the marine port facilities. The bond indenture is for 30 years and allows the bonds to remain outstanding until December 1, 2020.

KINDER MORGAN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Principal payments on the bonds are made on the first of December each year, and corresponding reductions are made to the letter of credit. As of September 30, 2011, this letter of credit had a face amount of $18.3 million.

On February 25, 2011, Midcontinent Express Pipeline LLC entered into a three-year $75.0 million unsecured revolving bank credit facility that is due February 25, 2014. This credit facility replaced Midcontinent Express’ previous $175.4 million credit facility that was terminated on February 28, 2011, and on this same date, each of its two member owners, including KMP, were released from their respective debt obligations under the previous guaranty agreements. Accordingly, KMP no longer has a contingent debt obligation with respect to Midcontinent Express Pipeline LLC.

On July 28, 2011, Fayetteville Express Pipeline LLC entered into (i) a new unsecured $600.0 million term loan that is due on July 28, 2012, with the ability to extend one additional year and (ii) a $50.0 million unsecured revolving bank credit facility that is due on July 28, 2015. These debt instruments replaced Fayetteville Express’ $1.1 billion credit facility that was terminated on July 28, 2011, and on this same date, each of its two member owners, including KMP, were released from their respective debt obligations under the previous guaranty agreements. Accordingly, KMP no longer has a contingent debt obligation with respect to Fayetteville Express Pipeline LLC.

For additional information regarding KMI’s and KMP’s debt facilities and contingent debt agreements, see Note 8 “Debt” and Note 12 “Commitments and Contingent Liabilities” to our audited December 31, 2010 consolidated financial statements and related notes.

Kinder Morgan G.P., Inc. Preferred Shares

On October 16, 2011, Kinder Morgan G.P., Inc.’s board of directors declared a quarterly cash distribution on its Series A Fixed-to-Floating Rate Term Cumulative Preferred Stock of $20.825 per share payable on November, 18, 2011 to shareholders of record as of October 31, 2011. On August 18, 2011, Kinder Morgan G.P., Inc.’s board of directors paid a quarterly cash distribution on its Series A Fixed-to-Floating Rate Term Cumulative Preferred Stock of $20.825 per share to shareholders of record as of August 1, 2011. On May 18, 2011, Kinder Morgan G.P., Inc. paid a quarterly cash distribution on its Series A Fixed-to-Floating Rate Term Cumulative Preferred Stock of $20.825 per share to shareholders of record as of April 29, 2011. On February 18, 2011, Kinder Morgan G.P., Inc. paid a quarterly cash dividend on its Series A Fixed-to-Floating Rate Term Cumulative Preferred Stock of $20.825 per share to shareholders of record as of January 31, 2011.

5. Stockholders’ Equity

Common Equity

As of September 30, 2011, our stockholders’ equity included the following outstanding shares:

September 30, 2011
Class P shares(a)	110,898,898
Class A shares	596,102,672
Class B shares	100,000,000
Class C shares	2,462,927

(a)	Includes 1,570 common shares resulting from restricted common shares issued to an independent director that vested in the third quarter of 2011.

KINDER MORGAN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

For accounting purposes, both our Class P and our Class A shares are considered common stock, and our Class B and Class C shares are considered participating securities.

Initial Public Offering

In the following discussion, the Investors refer to: (i) Richard D. Kinder, our Chairman and Chief Executive Officer; (ii) investment funds advised by, or affiliated with, Goldman, Sachs & Co., Highstar Capital LP, The Carlyle Group and Riverstone Holdings LLC, which we refer to collectively as the “Sponsor Investors;” (iii) Fayez Sarofim, one of our directors, and investment entities affiliated with him, and an investment entity affiliated with Michael C. Morgan, another of our directors, and William V. Morgan, one of our founders; and (iv) a number of other members of our management.

On February 16, 2011, we completed an initial public offering of our common stock (the offering). In connection with the offering, we converted from a Delaware limited liability company to a Delaware corporation. Our outstanding Class A units, Class B units and Class A-1 units were converted to Class A shares, Class B shares and Class C shares, respectively. Upon this conversion, the Sponsor Investors then converted some of their Class A shares on a one-for-one basis into our common stock sold in the offering. No shares were sold by members of Kinder Morgan management in the offering. All of the common stock that was sold in the offering was sold by existing investors, consisting of investment funds advised by, or affiliated with, Goldman, Sachs & Co., Highstar Capital LP, The Carlyle Group and Riverstone Holdings LLC, and we did not receive any proceeds from the offering. The class of common stock sold in the offering was our Class P common stock, which is sometimes referred to herein as our “common stock.” Our then existing investors prior to the initial public offering hold our Class A, Class B and Class C common stock, which is sometimes collectively referred to herein as our “investor retained stock.”

In the offering, the selling stockholders sold 109,786,590 shares, or approximately 15.5% of our outstanding shares. Upon the closing of the offering, our investor retained stock was convertible into a fixed aggregate of 597,213,410 shares of common stock, which represented 84.5% of our outstanding shares of common stock on a fully-converted basis. The number of shares of common stock into which Class A shares, Class B shares and Class C shares will convert will be determined in accordance with our certificate of incorporation. The conversion of investor retained stock into shares of our common stock will not increase our total fully converted shares outstanding. Initially, our Class A shares will be convertible into shares of common stock on a one-for-one basis and our Class B shares and Class C shares will not be convertible into any shares of our common stock. Any conversion of Class B shares and Class C shares will decrease on a share for share basis the number of shares of our common stock into which our Class A shares would be able to convert. The terms of the Class A shares, Class B shares and Class C shares are intended to preserve substantially the same relative rights to share in the value of Kinder Morgan, Inc.’s equity that the Class A units, Class B units and Class A-1 units, respectively, had with respect to Kinder Morgan Holdco LLC’s equity. Subsequent to the offering and through September 30, 2011, 1,110,738 Class A shares have converted to the same number of Class P shares.

Kinder Morgan, Inc. Dividends

On February 11, 2011, our Board of Directors declared and paid a dividend to our then existing investors of $245.8 million with respect to the period for which we were not public. This consisted of $205.0 million for the fourth quarter of 2010 and $104.8 million for the first 46 days of 2011, representing the portion of the first quarter of 2011 that we were not public, less a one time adjustment of $64.0 million in available earnings and profits reserved for the after tax cost of special cash bonuses (and premium pay) in an aggregate amount of approximately $100 million that was paid in May of 2011 to certain of our non-senior employees. No holders of our Class B shares or Class C shares received such bonuses.

KINDER MORGAN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

On May 16, 2011, we paid a prorated dividend of $0.14 per share for the first quarter of 2011, to shareholders of record as of May 2, 2011. The initial dividend was prorated from February 16, 2011, the day that we closed the offering, to March 31, 2011. Based on a full quarter, the dividend amounts to $0.29 per share ($1.16 annualized).

On August 15, 2011, we paid a dividend of $0.30 per share for the second quarter of 2011, to shareholders of record as of August 1, 2011.

On October 16, 2011, our Board of Directors declared a dividend of $0.30 per share for the third quarter of 2011, payable on November 15, 2011, to shareholders of record as of October 31, 2011.

Changes in Equity

The following tables set forth for the respective periods (i) changes in the carrying amounts of our Stockholders’ Equity attributable to both us and our noncontrolling interests, including our comprehensive income (loss) and (ii) associated tax amounts included in the respective components of other comprehensive income (loss) (in millions):

	Nine Months Ended September 30, 2011
	KMI Members	Common Shares(a)	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Stockholders’ equity attributable to KMI	Noncontrolling interests	Total
Beginning Balance	$3,575.6	$—	$—	$—	$(136.5)	$3,439.1	$5,099.9	$8,539.0
Reclassification of Equity upon the offering	(3,404.0)	8.1	3,395.9			—		—
Amortization of restricted shares			4.5			4.5		4.5
Impact from equity transactions of KMP			23.7			23.7	(37.2)	(13.5)
A-1 and B unit amortization	3.6					3.6		3.6
Distributions						—	(706.6)	(706.6)
Contributions						—	840.6	840.6
Cash dividends	(245.8)			(311.5)		(557.3)		(557.3)
Other			(0.8)			(0.8)	0.6	(0.2)
Comprehensive income
Net Income (loss)	70.6			368.0		438.6	(71.7)	366.9
Other comprehensive income, net of tax
Change in fair value of derivatives utilized for hedging purposes					89.8	89.8	132.5	222.3
Reclassification of change in fair value of derivatives to net income					49.5	49.5	86.6	136.1
Foreign currency translation adjustments					(31.2)	(31.2)	(46.7)	(77.9)
Adjustments to pension and other postretirement benefit plan liabilities					(4.0)	(4.0)	(6.0)	(10.0)

Total other comprehensive income					104.1	104.1	166.4	270.5

Total comprehensive income						542.7	94.7	637.4

Ending Balance	$—	$8.1	$3,423.3	$56.5	$(32.4)	$3,455.5	$5,292.0	$8,747.5

(a)	Common shares include $1.1 million, $6.0 million and $1.0 million of Class P, Class A and Class B shares, respectively.

KINDER MORGAN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

	Nine Months Ended September 30, 2011
	Kinder Morgan, Inc.	Noncontrolling interests	Total
(Tax Expense) Tax Benefit Included in Other Comprehensive Income
Change in fair value of derivatives utilized for hedging purposes	$(55.0)	$(14.6)	$(69.6)
Reclassification of change in fair value of derivatives to net income	(29.8)	(9.5)	(39.3)
Foreign currency translation adjustments	18.8	5.1	23.9
Adjustments to pension and other postretirement benefit plan liabilities	2.4	0.7	3.1

Tax included in total other comprehensive income	$(63.6)	$(18.3)	$(81.9)

KINDER MORGAN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

	Nine Months Ended September 30, 2010
	Kinder Morgan	Noncontrolling interests	Total
Beginning Balance	$4,171.5	$4,674.6	$8,846.1
Impact from equity transactions of KMP	(31.2)	48.7	17.5
A-1 and B unit amortization	4.8	—	4.8
Distributions to noncontrolling interests	—	(622.4)	(622.4)
Contributions from noncontrolling interests	—	718.3	718.3
Deconsolidation of variable interest entity(a)	—	(45.9)	(45.9)
Cash dividends	(500.0)	—	(500.0)
Other	—	0.2	0.2
Comprehensive income
Net income (loss)	(104.3)	237.3	133.0
Other comprehensive income, net of tax
Change in fair value of derivatives utilized for hedging purpose	33.5	38.4	71.9
Reclassification of change in fair value of derivatives to net income	13.0	61.4	74.4
Foreign currency translation adjustments	17.6	16.5	34.1
Adjustments to pension and other postretirement benefit plan liabilities	(0.7)	(1.0)	(1.7)

Total other comprehensive income	63.4	115.3	178.7

Total comprehensive income	(40.9)	352.6	311.7

Ending Balance	$3,604.2	$5,126.1	$8,730.3

(Tax Expense) Tax Benefit Included in Other Comprehensive Income
Change in fair value of derivatives utilized for hedging purposes	$(25.4)	$(4.2)	$(29.6)
Reclassification of change in fair value of derivatives to net income	(10.9)	(6.7)	(17.6)
Foreign currency translation adjustments	(12.2)	(1.8)	(14.0)
Adjustments to pension and other postretirement benefit plan liabilities	0.5	0.1	0.6

Tax included in total other comprehensive income	$(48.0)	$(12.6)	$(60.6)

Noncontrolling Interests

The caption “Noncontrolling interests” in our accompanying consolidated balance sheets consists of interests in the following subsidiaries (in millions):

	September 30, 2011	December 31, 2010
KMP	$3,306.9	$3,135.4
KMR	1,975.2	1,956.2
Other	9.9	8.3

	$5,292.0	$5,099.9

KINDER MORGAN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

KMP

Noncontrolling interests in KMP represent the economic interests in this subsidiary that we do not own. At September 30, 2011, we owned, directly, and indirectly in the form of i-units corresponding to the number of shares of KMR we owned, approximately 35.5 million limited partner units of KMP. These units, which consist of 16.4 million common units, 5.3 million Class B units and 13.8 million i-units, represent approximately 10.7% of the total outstanding limited partner interests of KMP. In addition, we indirectly own all the common equity of the general partner of KMP, which holds an effective 2% combined interest in KMP and its operating partnerships. Together, at September 30, 2011, our limited partner and general partner interests represented approximately 12.4% of KMP’s total equity interests and represented an approximate 50% economic interest in KMP. This difference results from the existence of incentive distribution rights held by Kinder Morgan G.P., Inc., the general partner of KMP.

Contributions

On February 25, 2011, KMP entered into a second amended and restated equity distribution agreement with UBS Securities LLC to provide for the offer and sale of common units having an aggregate offering price of up to $1.2 billion (up from an aggregate offering price of up to $600 million under KMP’s first amended and restated agreement) from time to time through UBS, as KMP’s sales agent. During the nine months ended September 30, 2011, KMP issued 3,930,581 of its common units pursuant to this equity distribution agreement. After commissions of $2.2 million, KMP received net proceeds of $279.4 million from the issuance of these common units. KMP used the proceeds to reduce the borrowings under its commercial paper program. For additional information regarding KMP’s equity distribution agreement, see Note 10 to our consolidated financial statements included in our audited December 31, 2010 consolidated financial statements and related notes.

On June 10, 2011, KMP issued 324,961 of its common units as part of its purchase price for the petroleum coke terminal assets it acquired from TGS Development, L.P. KMP valued the common units at $23.7 million, determining the units’ value based on the $73.01 closing market price of KMP’s common units on the New York Stock Exchange on the June 10, 2011 acquisition date. For more information on this acquisition, see Note 2.

On June 17, 2011, KMP issued, in a public offering, 6,700,000 of its common units at a price of $71.44 per unit, less commissions and underwriting expenses. At the time of the offering, KMP granted the underwriters a 30-day option to purchase up to an additional 1,005,000 common units from KMP on the same terms and conditions, and upon the underwriters’ exercise of this option in full, KMP issued the additional 1,005,000 common units on June 27, 2011. KMP received net proceeds, after deducting the underwriter discount, of $533.9 million from the issuance of these 7,705,000 common units, and used the proceeds to reduce the borrowings under its commercial paper program.

The above equity issuances during the nine months ended September 30, 2011 had the associated effects of increasing our (i) noncontrolling interests associated with KMP by $799.8 million; (ii) accumulated deferred income taxes by $13.5 million; and (iii) additional paid-in capital by $23.7 million.

Distributions

Distributions to our noncontrolling interests consist primarily of distributions by KMP to its common unit holders. On February 14, 2011, KMP paid a quarterly distribution of $1.13 per common unit for the fourth quarter of 2010, of which $229.0 million was paid to the public holders of KMP’s common units. On May 13, 2011, KMP paid a quarterly distribution of $1.14 per common unit for the quarterly period ended March 31,

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(Unaudited)

2011, of which $232.3 million was paid to the public holders of KMP’s common units. On August 12, 2011, KMP paid a quarterly distribution of $1.15 per common unit for the quarterly period ended June 30, 2011, of which $244.9 million was paid to the public holders of KMP’s common units.

On October 16, 2011, KMP declared a cash distribution of $1.16 per unit for the quarterly period ended September 30, 2011. The distribution will be paid on November 14, 2011, to KMP’s unitholders of record as of October 31, 2011.

KMR

KMR’s distributions are included in noncontrolling interests and are paid in the form of additional shares or fractions thereof calculated by dividing the KMP cash distribution per common unit by the average of the market closing prices of a KMR share determined for a ten-trading day period ending on the trading day immediately prior to the ex-dividend date for the shares. KMR has made share distributions totaling 4,899,621 shares in the nine months ended September 30, 2011.

On October 16, 2011, KMR declared a share distribution of 0.017579 shares per outstanding share (1,701,781 total shares) payable on November 14, 2011 to shareholders of record as of October 31, 2011, based on the $1.16 per common unit distribution declared by KMP.

6. Risk Management

Certain of our business activities expose us to risks associated with unfavorable changes in the market price of natural gas, natural gas liquids and crude oil. We also have exposure to interest rate risk as a result of the issuance of our debt obligations. Pursuant to our management’s approved risk management policy, we use derivative contracts to hedge or reduce our exposure to certain of these risks.

Energy Commodity Price Risk Management

We are exposed to risks associated with changes in the market price of natural gas, natural gas liquids and crude oil as a result of the forecasted purchase or sale of these products. Specifically, these risks are primarily associated with price volatility related to (i) pre-existing or anticipated physical natural gas, natural gas liquids and crude oil sales; (ii) natural gas purchases; and (iii) natural gas system use and storage. Price changes are often caused by shifts in the supply and demand for these commodities, as well as their locations.

Our principal use of energy commodity derivative contracts is to mitigate the risk associated with unfavorable market movements in the price of energy commodities. Our energy commodity derivative contracts act as a hedging (offset) mechanism against the volatility of energy commodity prices by allowing us to transfer this price risk to counterparties who are able and willing to bear it.

For derivative contracts that are designated and qualify as cash flow hedges pursuant to U.S. generally accepted accounting principles, the portion of the gain or loss on the derivative contract that is effective (as defined by U.S. generally accepted accounting principles) in offsetting the variable cash flows associated with the hedged forecasted transaction is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period or periods during which the hedged transaction affects earnings (e.g., in “revenues” when the hedged transactions are commodity sales). The remaining gain or loss on the derivative contract in excess of the cumulative change in the

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present value of future cash flows of the hedged item, if any (i.e., the ineffective portion as defined by U.S. generally accepted accounting principles), is recognized in earnings during the current period.

The effectiveness of hedges using an option contract may be assessed based on changes in the option’s intrinsic value with the change in the time value of the contract being excluded from the assessment of hedge effectiveness. Changes in the excluded component of the change in an option’s time value are included currently in earnings. During the nine months ended September 30, 2011, we recognized a net gain of $10.4 million related to crude oil hedges and resulting from both hedge ineffectiveness and amounts excluded from effectiveness testing. During the nine months ended September 30, 2010, we recognized a net gain of $4.6 million related to crude oil and natural gas hedges and resulting from both hedge ineffectiveness and amounts excluded from effectiveness testing.

Additionally, during the nine months ended September 30, 2011, we reclassified a loss of $49.5 million from “Accumulated other comprehensive loss” into earnings, and for the same comparable period last year, we reclassified a loss of $13.0 million into earnings. No material amounts were reclassified into earnings as a result of the discontinuance of cash flow hedges because it was probable that the original forecasted transactions would no longer occur by the end of the originally specified time period or within an additional two-month period of time thereafter, but rather, the amounts reclassified were the result of the hedged forecasted transactions actually affecting earnings (i.e., when the forecasted sales and purchase actually occurred). The proceeds or payments resulting from the settlement of the cash flow hedges are reflected in the operating section of our statement of cash flows as changes to net income and working capital.

The “Accumulated other comprehensive loss” balance included in our Stockholders’ Equity (exclusive of the portion included in “Noncontrolling interests”) was $32.4 million and $136.5 million as of September 30, 2011 and December 31, 2010, respectively. These totals included a $46.0 million gain amount and a $93.3 million loss amount as of September 30, 2011 and December 31, 2010, respectively, associated with energy commodity price risk management activities. Approximately $19.3 million of the total gain amount associated with energy commodity price risk management activities and included in our Stockholders’ Equity as of September 30, 2011 is expected to be reclassified into earnings during the next twelve months (when the associated forecasted sales and purchases are also expected to occur), however, actual amounts could vary materially as a result of changes in market prices. As of September 30, 2011, the maximum length of time over which we have hedged our exposure to the variability in future cash flows associated with energy commodity price risk is through December 2015.

As of September 30, 2011, KMP had entered into the following outstanding commodity forward contracts to hedge its forecasted energy commodity purchases and sales:

Net open position long/(short)
Derivatives designated as hedging contracts
Crude oil	(21.8) million barrels
Natural gas fixed price	(3.6) billion cubic feet
Natural gas basis	(4.2) billion cubic feet
Derivatives not designated as hedging contracts
Natural gas fixed price	0.2 billion cubic feet
Natural gas basis	2.3 billion cubic feet

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For derivative contracts that are not designated as a hedge for accounting purposes, all realized and unrealized gains and losses are recognized in the statement of income during the current period. These types of transactions include basis spreads, basis-only positions and gas daily swap positions. KMP primarily enters into these positions to economically hedge an exposure through a relationship that does not qualify for hedge accounting. Until settlement occurs, this will result in non-cash gains or losses being reported in our operating results.

Interest Rate Risk Management

In order to maintain a cost effective capital structure, it is our policy to borrow funds using a mix of fixed rate debt and variable rate debt. We use interest rate swap agreements to manage the interest rate risk associated with the fair value of our fixed rate borrowings and to effectively convert a portion of the underlying cash flows related to our long-term fixed rate debt securities into variable rate cash flows in order to achieve our desired mix of fixed and variable rate debt.

Since the fair value of fixed rate debt varies inversely with changes in the market rate of interest, we enter into swap agreements to receive a fixed and pay a variable rate of interest in order to convert the interest expense associated with certain of our senior notes from fixed rates to variable rates, resulting in future cash flows that vary with the market rate of interest. These swaps, therefore, hedge against changes in the fair value of our fixed rate debt that result from market interest rate changes. For derivative contracts that are designated and qualify as a fair value hedge, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings.

As of September 30, 2011, KMI and KMP had notional principal amounts of $725 million and $5,325 million, respectively, of fixed-to-variable interest rate swap agreements, effectively converting the interest expense associated with certain series of senior notes from fixed rates to variable rates based on an interest rate of LIBOR plus a spread. All of KMI’s and KMP’s swap agreements have termination dates that correspond to the maturity dates of the related series of senior notes and, as of September 30, 2011, the maximum length of time over which they have hedged a portion of their exposure to the variability in the value of this debt due to interest rate risk is through March 15, 2035.

As of December 31, 2010, KMI and KMP had a combined notional principal amount of $725 million and $4,775 million, respectively, of fixed-to-variable interest rate swap agreements. In March 2011, KMP entered into four additional fixed-to-variable interest rate swap agreements having a combined notional principal amount of $500 million. Each agreement effectively converts a portion of the interest expense associated with KMP’s 3.50% senior notes due March 1, 2016 from a fixed rate to a variable rate based on an interest rate of LIBOR plus a spread.

In August 2011, KMP entered into two additional fixed-to-variable interest rate swap agreements having a combined notional principal amount of $250 million, effectively converting a portion of the interest expense associated with KMP’s 4.15% senior notes due March 1, 2022 from a fixed rate to a variable rate based on an interest rate of LIBOR plus a spread. KMP also terminated two existing fixed-to-variable swap agreements having a combined notional principal amount of $200 million in two separate transactions. KMP received combined proceeds of $73.0 million from the early termination of these swap agreements.

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Fair Value of Derivative Contracts

The fair values of the current and non-current asset and liability derivative contracts are each reported separately as “Fair value of derivative contracts” on our accompanying consolidated balance sheets. The following table summarizes the fair values of our derivative contracts included on our accompanying consolidated balance sheets as of September 30, 2011 and December 31, 2010 (in millions):

Fair Value of Derivative Contracts

	Balance sheet location	Asset derivatives		Liability derivatives
		September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
		Fair value		Fair value
Derivatives designated as hedging contracts
Energy commodity derivative contracts	Current	$123.7	$20.1	$(67.0)	$(275.9)
	Non-current	133.0	43.1	(21.4)	(103.0)

Subtotal		256.7	63.2	(88.4)	(378.9)

Interest rate swap agreements	Current	6.1	—	—	—
	Non-current	638.5	258.6	—	(69.2)

Subtotal		644.6	258.6	—	(69.2)

Total		901.3	321.8	(88.4)	(448.1)
Derivatives not designated as hedging contracts
Energy commodity derivative contracts	Current	5.4	3.9	(4.9)	(5.6)

Total		5.4	3.9	(4.9)	(5.6)

Total derivatives		$906.7	$325.7	$(93.3)	$(453.7)

The offsetting entry to adjust the carrying value of the debt securities whose fair value was being hedged is included within “Value of interest rate swaps” on our accompanying consolidated balance sheets, which also includes any unamortized portion of proceeds received from the early termination of interest rate swap agreements. As of September 30, 2011 and December 31, 2010, this unamortized premium totaled $498.1 million and $461.9 million, respectively, and as of September 30, 2011, the weighted average amortization period for this premium was approximately 17.7 years.

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Effect of Derivative Contracts on the Income Statement

The following four tables summarize the impact of KMP’s derivative contracts on our accompanying consolidated statements of income for the nine months ended September 30, 2011 and 2010 (in millions):

Derivatives in fair value hedging relationships	Location of gain/(loss) recognized in income on derivatives	Amount of gain/(loss) recognized in income on derivatives(a)
		Nine Months Ended September 30,
		2011	2010
Interest rate swap agreements	Interest, net—income/(expense)	$528.2	$685.5

Total		$528.2	$685.5

Fixed rate debt	Interest, net—income/(expense)	$(528.2)	$(685.5)

Total		$(528.2)	$(685.5)

(a)	Amounts reflect the change in the fair value of interest rate swap agreements and the change in the fair value of the associated fixed rate debt which exactly offset each other as a result of no hedge ineffectiveness. Amounts do not reflect the impact on interest expense from the interest rate swap agreements under which we pay variable rate interest and receive fixed rate interest.

Derivatives in cash flow hedging relationships	Amount of gain/(loss) recognized in OCI on derivative (effective portion)		Location of gain/(loss) reclassified from Accumulated OCI into income (effective portion)	Amount of gain/(loss) reclassified from Accumulated OCI into income (effective portion)		Location of gain/(loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain/(loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Nine Months Ended September 30,			Nine Months Ended September 30,			Nine Months Ended September 30,
	2011	2010		2011	2010		2011	2010
Energy commodity derivative contracts	$89.8	$33.5	Revenues-natural gas sales	$0.3	$0.5	Revenues-natural gas sales	$—	$—
			Revenues-product sales and other	(52.5)	(13.6)	Revenues-product sales and other	10.4	5.4
			Gas purchases and other costs of sales	2.7	0.1	Gas purchases and other costs of sales	—	(0.8)

Total	$89.8	$33.5	Total	$(49.5)	$(13.0)	Total	$10.4	$4.6

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Derivatives in net investment hedging relationships	Amount of gain/(loss) recognized in OCI on derivative (effective portion)		Location of gain/(loss) reclassified from Accumulated OCI into income (effective portion)	Amount of gain/(loss) reclassified from Accumulated OCI into income (effective portion)		Location of gain/(loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain/(loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Nine Months Ended September 30,			Nine Months Ended September 30,			Nine Months Ended September 30,
	2011	2010		2011	2010		2011	2010
Cross currency swap agreements	$—	$9.6	Other, net	$—	$—	Revenues	$—	$—

Total	$—	$9.6	Total	$—	$—	Total	$—	$—

Derivatives not designated as hedging contracts	Location of gain/(loss) recognized in income on derivative	Amount of gain/(loss) recognized in income on derivative
		Nine Months Ended September 30,
		2011	2010
Energy commodity derivative contracts	Gas purchases and other costs of sales	$0.1	$1.0

Total		$0.1	$1.0

Net Investment Hedges

We are exposed to foreign currency risk from our investments in businesses owned and operated outside the United States. In 2005 and 2006, we entered into various cross-currency interest rate swap transactions, which were designated as net investment hedges, in order to hedge the value of the investment in Canadian operations. Over time, as the exposure to foreign currency risk through our Canadian operations was reduced through dispositions, we began to terminate cross-currency swap agreements. The final cross-currency swap agreements were terminated during the third quarter of 2010 and there were no outstanding cross currency interest rate swaps at September 30, 2011 and December 31, 2010, respectively. In the periods with outstanding cross-currency swap agreements, the effective portion of the changes in fair value of these swap transactions was reported as a cumulative translation adjustment included in the balance sheet caption “Accumulated other comprehensive loss.”

Credit Risks

We and our subsidiary, KMP, have counterparty credit risk as a result of our use of financial derivative contracts. Our counterparties consist primarily of financial institutions, major energy companies and local distribution companies. This concentration of counterparties may impact our overall exposure to credit risk, either positively or negatively, in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions.

We maintain credit policies with regard to our counterparties that we believe minimize our overall credit risk. These policies include (i) an evaluation of potential counterparties’ financial condition (including credit ratings); (ii) collateral requirements under certain circumstances; and (iii) the use of standardized agreements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

which allow for netting of positive and negative exposure associated with a single counterparty. Based on our policies, exposure, credit and other reserves, our management does not anticipate a material adverse effect on our financial position, results of operations, or cash flows as a result of counterparty performance.

Our over-the-counter swaps and options are entered into with counterparties outside central trading organizations such as futures, options or stock exchanges. These contracts are with a number of parties, all of which have investment grade credit ratings. While we enter into derivative transactions principally with investment grade counterparties and actively monitor their ratings, it is nevertheless possible that from time to time losses will result from counterparty credit risk in the future.

The maximum potential exposure to credit losses on derivative contracts as of September 30, 2011 was (in millions):

Asset position
Interest rate swap agreements	$644.6
Energy commodity derivative contracts	262.1

Gross exposure	906.7
Netting agreement impact	(78.5)

Net exposure	$828.2

In conjunction with the purchase of exchange-traded derivative contracts or when the market value of our derivative contracts with specific counterparties exceeds established limits, we are required to provide collateral to our counterparties, which may include posting letters of credit or placing cash in margin accounts. As of both September 30, 2011 and December 31, 2010, KMP had no outstanding letters of credit supporting its hedging of energy commodity price risks associated with the sale of natural gas, natural gas liquids and crude oil.

As of September 30, 2011 and December 31, 2010, KMP’s counterparties associated with its energy commodity contract positions and over-the-counter swap agreements had margin deposits with KMP totaling $8.9 million and $2.4 million, respectively, and we reported these amounts as “Accrued other current liabilities” in our accompanying consolidated balance sheets.

KMP also has agreements with certain counterparties to its derivative contracts that contain provisions requiring it to post additional collateral upon a decrease in its credit rating. Based on contractual provisions as of September 30, 2011, we estimate that if KMP’s credit rating was downgraded, KMP would have the following additional collateral obligations (in millions):

Credit ratings downgraded(a)	Incremental obligations	Cumulative obligations(b)
One notch to BBB-/Baa3	$—	$—
Two notches to below BBB-/Baa3 (below investment grade)	$12.8	$12.8

(a)	If there are split ratings among the independent credit rating agencies, most counterparties use the higher credit rating to determine KMP’s incremental collateral obligations, while the remaining use the lower credit rating. Therefore, a two notch downgrade to below BBB-/Baa3 by one agency would not trigger the entire $12.8 million incremental obligation.
(b)	Includes current posting at current rating.

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7. Fair Value

The Codification emphasizes that fair value is a market-based measurement that should be determined based on assumptions (inputs) that market participants would use in pricing an asset or liability. Inputs may be observable or unobservable, and valuation techniques used to measure fair value should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. Accordingly, the Codification establishes a hierarchal disclosure framework that ranks the quality and reliability of information used to determine fair values. The hierarchy is associated with the level of pricing observability utilized in measuring fair value and defines three levels of inputs to the fair value measurement process—quoted prices are the most reliable valuation inputs, whereas model values that include inputs based on unobservable data are the least reliable. Each fair value measurement must be assigned to a level corresponding to the lowest level input that is significant to the fair value measurement in its entirety.

The three broad levels of inputs defined by the fair value hierarchy are as follows:

•	Level 1 Inputs—quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

•

Level 2 Inputs—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability; and

•

Level 3 Inputs—unobservable inputs for the asset or liability. These unobservable inputs reflect the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances (which might include the reporting entity’s own data).

Fair Value of Derivative Contracts

The following two tables summarize the fair value measurements of our (i) energy commodity derivative contracts and (ii) interest rate swap agreements as of September 30, 2011 and December 31, 2010, based on the three levels established by the Codification (in millions). The fair value measurements in the tables below do not include cash margin deposits made by KMP or its counterparties, which would be reported within “Restricted deposits” and “Accrued other current liabilities,” respectively, in our accompanying consolidated balance sheets.

	Asset fair value measurements using
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
As of September 30, 2011
Energy commodity derivative contracts(a)	$262.1	$25.3	$172.2	$64.6
Interest rate swap agreements	$644.6	$—	$644.6	$—

As of December 31, 2010
Energy commodity derivative contracts(a)	$67.1	$—	$23.5	$43.6
Interest rate swap agreements	$258.6	$—	$258.6	$—

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(Unaudited)

	Liability fair value measurements using
	Total	Quoted prices in active markets for identical liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
As of September 30, 2011
Energy commodity derivative contracts(a)	$(93.3)	$(12.6)	$(60.7)	$(20.0)
Interest rate swap agreements	$—	$—	$—	$—

As of December 31, 2010
Energy commodity derivative contracts(a)	$(384.5)	$—	$(359.7)	$(24.8)
Interest rate swap agreements	$(69.2)	$—	$(69.2)	$—

(a)	Level 1 consists primarily of NYMEX natural gas futures. Level 2 consists primarily of OTC West Texas Intermediate swaps and OTC natural gas swaps that are settled on NYMEX. Level 3 consists primarily of natural gas basis swaps and West Texas Intermediate options.

The table below provides a summary of changes in the fair value of our Level 3 energy commodity derivative contracts for the nine months ended September 30, 2011 and 2010 (in millions):

Significant unobservable inputs (Level 3)

	Nine Months Ended September 30,
	2011	2010
Derivatives-net asset (liability)
Beginning of Period	$18.8	$13.0
Transfers into Level 3	—	—
Transfers out of Level 3	—	—
Total gains or (losses)
Included in earnings	5.4	3.6
Included in other comprehensive income	21.5	11.7
Purchases	4.6	—
Issuances	—	—
Sales	—	—
Settlements	(5.7)	6.3

End of Period	$44.6	$34.6

The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or (losses) relating to assets held at the reporting date	$4.4	$1.3

Fair Value of Financial Instruments

Fair value as used in the disclosure of financial instruments represents the amount at which an instrument could be exchanged in a current transaction between willing parties. As of each reporting date, the estimated fair value of our outstanding publicly-traded debt is based upon quoted market prices, if available, and for all other debt, fair value is based upon prevailing interest rates currently available to us. In addition, we adjust (discount) the fair value measurement of our long-term debt for the effect of credit risk.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

The estimated fair value of our outstanding debt balance as of September 30, 2011 and December 31, 2010 (both short-term and long-term, but excluding the value of interest rate swaps) is disclosed below (in millions):

	September 30, 2011		December 31, 2010
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Total debt(a)	$15,765.7	$17,175.4	$15,169.9	$16,129.1

(a)	The 2010 amount includes the $750.0 million of 5.35% senior notes paid on January 5, 2011.

8. Reportable Segments

We divide our operations into six reportable business segments. These segments and their principal source of revenues are as follows:

•	Products Pipelines—KMP—the transportation and terminaling of refined petroleum products, including gasoline, diesel fuel, jet fuel and natural gas liquids;

•	Natural Gas Pipelines—KMP—the sale, transport, processing, treating, storage and gathering of natural gas;

•

CO2—KMP—the production and sale of crude oil from fields in the Permian Basin of West Texas and the transportation and marketing of carbon dioxide used as a flooding medium for recovering crude oil from mature oil fields;

•	Terminals—KMP—the transloading and storing of refined petroleum products and dry and liquid bulk products, including coal, petroleum coke, cement, alumina, salt and other bulk chemicals;

•

Kinder Morgan Canada—KMP—the transportation of crude oil and refined products from Alberta, Canada to marketing terminals and refineries in British Columbia, the state of Washington and the Rocky Mountains and Central regions of the United States; and

•

NGPL PipeCo LLC—consists of our 20% interest in NGPL PipeCo LLC, the owner of Natural Gas Pipeline Company of America and certain affiliates, collectively referred to as Natural Gas Pipeline Company of America or NGPL, a major interstate natural gas pipeline and storage system, which we operate.

We evaluate performance principally based on each segment’s earnings before depreciation, depletion and amortization expenses (including amortization of excess cost of equity investments), which excludes general and administrative expenses, third-party debt costs and interest expense, unallocable interest income, and unallocable income tax expense. Our reportable segments are strategic business units that offer different products and services, and they are structured based on how our chief operating decision maker organizes their operations for optimal performance and resource allocation. Each segment is managed separately because each segment involves different products and marketing strategies.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Financial information by segment follows (in millions):

	Nine Months Ended September 30,
	2011	2010
Revenues
Products Pipelines—KMP
Revenues from external customers	$694.6	$661.5
Natural Gas Pipelines—KMP
Revenues from external customers	3,240.1	3,414.0
CO2—KMP
Revenues from external customers	1,076.0	972.2
Terminals—KMP
Revenues from external customers	979.4	945.3
Intersegment revenues	0.9	0.8
Kinder Morgan Canada—KMP
Revenues from external customers	230.3	197.9
Power(a)
Revenues from external customers	—	8.9
Other
NGPL PipeCo LLC fee revenue(b)	26.1	35.4
Other revenue	1.1	1.5

Total segment revenues	6,248.5	6,237.5
Less: Total intersegment revenues	(0.9)	(0.8)

Total consolidated revenues	$6,247.6	$6,236.7

	Nine Months Ended September 30,
	2011	2010
Segment earnings (loss) before depreciation, depletion, amortization and amortization of excess cost of equity investments(c)
Products Pipelines—KMP(d)	$303.5	$331.8
Natural Gas Pipelines—KMP(e)	483.7	592.3
CO2—KMP	836.5	763.9
Terminals—KMP	522.1	474.5
Kinder Morgan Canada—KMP	150.0	132.9
NGPL PipeCo LLC(f)	12.3	(405.0)
Power(a)	—	3.8

Total segment earnings before DD&A	2,308.1	1,894.2
Depreciation, depletion and amortization	(807.6)	(813.7)
Amortization of excess cost of equity investments	(4.9)	(4.3)
NGPL PipeCo LLC fee revenue(b)	26.1	35.4
Other revenue	1.1	1.5
General and administrative expense(g)	(399.2)	(528.7)
Unallocable interest and other, net(h)	(521.5)	(492.6)
Unallocable income tax benefit (expense)	(234.7)	41.6

Income from continuing operations	$367.4	$133.4

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

	September 30, 2011	December 31, 2010
Assets
Products Pipelines—KMP	$5,671.6	$5,650.9
Natural Gas Pipelines—KMP	11,856.9	10,960.0
CO2—KMP	4,203.8	4,057.2
Terminals—KMP	5,228.8	5,009.3
Kinder Morgan Canada—KMP	1,804.1	1,870.0
NGPL PipeCo LLC	259.7	265.6

Total segment assets	29,024.9	27,813.0
Corporate assets(i)	1,132.5	1,095.1

Total consolidated assets	$30,157.4	$28,908.1

(a)	On October 22, 2010, Kinder Morgan sold its Power facility located in Michigan and as a result, Kinder Morgan no longer reports Power as a business segment.
(b)	Effective January 1, 2011, this became a reimbursement of general and administrative costs; see Notes 9 and 11.
(c)	Includes revenues, earnings from equity investments, allocable interest income, and other, net, less operating expenses, allocable income taxes, and other expense (income).
(d)	Nine month 2011 amount includes an increase in expense of $234.3 million, primarily associated with adjustments to rate case reserves and rights-of-way lease payment obligations. Nine month 2010 amount includes a $158.0 million increase in expense associated with rate case liability adjustments.
(e)	Nine month 2011 amount includes a $167.2 million loss from the remeasurement of KMP’s previously held 50% equity interest in KinderHawk Field Services LLC to fair value (see Note 2).
(f)	Nine month 2010 amount includes a $430.0 million non-cash investment impairment charge (see Note 2).
(g)	Nine month 2011 amount includes (i) a $100 million (pre-tax) increase in special bonus expense. In May of 2011, Kinder Morgan paid the bonuses using the $64 million (after-tax) in available earnings and profits reserved for this purpose and not paid in dividends to Kinder Morgan’s Class A shareholders (see Note 5); (ii) a reduction to expense for a $45.8 million Going Private transaction litigation insurance reimbursement; and (iii) $11.1 million increase of expense associated with Kinder Morgan’s initial public offering. 2010 amounts include a $200.0 million increase in expense associated with the Going Private transaction litigation settlement; see Note 11.
(h)	Includes (i) interest expense and (ii) miscellaneous other income and expenses not allocated to reportable segments.
(i)	Includes cash and cash equivalents, margin and restricted deposits, unallocable interest receivable, prepaid assets and deferred charges, risk management assets related to the fair value of interest rate swaps and miscellaneous corporate assets (such as information technology and telecommunications equipment) not allocated to individual segments.

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9. Related Party Transactions

Notes Receivable

Plantation Pipe Line Company

As of June 30, 2011, KMP had a current note receivable bearing interest at the rate of 4.72% per annum from Plantation Pipe Line Company, its 51.17%-owned equity investee. The outstanding note receivable balance as of that date was $80.7 million. On July 20, 2011, KMP, ExxonMobil, and Plantation Pipe Line Company amended the term loan agreement covering this current note receivable KMP and ExxonMobil have from Plantation. Together, KMP, ExxonMobil, and Plantation Pipe Line Company agreed to (i) reduce the aggregate loan amount to $100.0 million following payments of $57.9 million made by Plantation to ExxonMobil and KMP on July 20, 2011; (ii) extend the maturity of the note from July 20, 2011 to July 20, 2016; (iii) allow for pre-payment of all or any portion of the principal amount of the loan without a premium penalty; and (iv) revise the interest rate on the note from 4.72% per annum to 4.25% per annum. Following the July 20, 2011 payments to both KMP and ExxonMobil, the note provides for semiannual payments of principal and interest on December 31 and June 30 each year beginning on December 31, 2011, with a final principal payment of $87.8 million due on July 20, 2016.

During the first nine months of 2011, KMP received combined principal repayments of $30.9 million, and as of September 30, 2011, KMP’s 51.17% portion of the outstanding principal amount of the note was $51.2 million. We included $1.1 million of this note receivable balance within “Accounts, notes and interest receivable, net,” on our accompanying consolidated balance sheet, and the remaining outstanding balance within “Notes Receivable.” As of December 31, 2010, the outstanding note receivable balance was $82.1 million, and we included this amount within “Accounts, notes and interest receivable, net,” on our accompanying consolidated balance sheet.

Express US Holdings LP

KMP has a long-term investment in a C$113.6 million debt security issued by Express US Holdings LP (the obligor), the partnership that maintains ownership of the U.S. portion of the Express pipeline system. The debenture is denominated in Canadian dollars, due in full on January 9, 2023, bears interest at the rate of 12.0% per annum and provides for quarterly payments of interest in Canadian dollars on March 31, June 30, September 30 and December 31 each year. As of September 30, 2011 and December 31, 2010, the outstanding note receivable balance, representing the translated amount included in our consolidated financial statements in U.S. dollars, was $108.4 million and $114.2 million, respectively, and we included these amounts within “Notes receivable” on our accompanying consolidated balance sheets.

River Consulting, LLC

In conjunction with the sale of KMP’s 51% equity ownership interest in River Consulting, LLC and Devco USA, L.L.C. (discussed in Note 2), it extended separate lines of credit to River Consulting and Devco, allowing them to borrow from KMP in an aggregate amount of $3.0 million for working capital purposes. The lines of credit expire on December 31, 2012, and provide for maximum advances of $2.7 million to River Consulting and $0.3 million to Devco. Advances by KMP pursuant to these lines of credit are evidenced by notes that bear interest at the rate of 9.5% per annum. The notes provide for monthly payments of interest and allow for prepayment of principal borrowings. As of September 30, 2011, River Consulting had borrowed $1.6 million under its line of credit agreement with KMP, and we included this receivable amount within “Notes receivable” on our accompanying consolidated balance sheet.

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Other Receivables and Payables

As of September 30, 2011 and December 31, 2010, our related party receivables (other than notes receivable discussed above in “—Notes Receivable”) totaled $7.3 million and $23.3 million, respectively. The September 30, 2011 receivables amount consisted of (i) $3.3 million included within “Accounts, notes and interest receivable, net” on our accompanying consolidated balance sheet and (ii) $4.0 million of natural gas imbalance receivables included within “Other current assets.” The $3.3 million receivable amount primarily consisted of amounts due from the Express pipeline system and Plantation Pipe Line Company. The $4.0 million natural gas imbalance receivable amount was due from NGPL. The December 31, 2010 receivables amount consisted of (i) $16.1 million included within “Accounts, notes and interest receivable, net” on our accompanying consolidated balance sheet and (ii) $7.2 million of natural gas imbalance receivables included within “Other current assets.” The $16.1 million amount primarily related to accounts and interest receivables due from the Express pipeline system, the Rockies Express pipeline system and NGPL. The related party natural gas imbalance receivables consisted of amounts due from NGPL.

As of September 30, 2011 and December 31, 2010, our related party payables totaled $5.7 million and $4.6 million, respectively. The September 30, 2011 amount consisted of (i) $0.9 million, $0.4 million, $0.3 million and $0.2 million due to RGZ, Inc., Devco USA L.L.C, NGPL and River Consulting, LLC, respectively, and we included these amounts within “Accounts payable” on our accompanying consolidated balance sheet and (ii) $3.9 million of natural gas imbalance payables included within “Accrued other current liabilities,” consisting of amounts due to the Rockies Express pipeline system. The December 31, 2010 amount consisted of (i) $0.9 million included within “Accounts payable” and primarily related to amounts due to RGZ, Inc. and (ii) $3.7 million of natural gas imbalance payables included within “Accrued other current liabilities” consisting of amounts due to the Rockies Express pipeline system.

NGPL PipeCo LLC Fee Revenue and General and Administrative Reimbursement

On February 15, 2008, we entered into an Operations and Reimbursement Agreement (O&R Agreement) with Natural Gas Pipeline Company of America LLC, a wholly owned subsidiary of NGPL PipeCo LLC. The O&R Agreement provides for us to be reimbursed, at cost, for pre-approved operations and maintenance costs, and through December 31, 2010, a general and administration fee charge (Fee) for services provided under the O&R Agreement. Effective January 1, 2011, the general and administrative expenses (G&A Costs) are determined in accordance with and as required by the terms of the O&R Agreement. The Fee and the reimbursement of G&A Costs are included within the caption, “Product sales and other” in our accompanying consolidated statements of income, and totaled $26.1 million and $35.4 million for the nine months ended September 30, 2011 and 2010, respectively. Also, see Note 11 “Litigation, Environmental and Other Contingencies—NGPL 2011 Budget Arbitration.”

Asset Divestitures

Mr. C. Berdon Lawrence, a non-management director on the boards of Kinder Morgan G.P., Inc. and KMR until July 20, 2011, is also Chairman Emeritus of the Board of Kirby Corporation. On February 9, 2011, KMP sold a marine vessel to Kirby Corporation’s subsidiary Kirby Inland Marine, L.P., and additionally, KMP and Kirby Inland Marine L.P. formed a joint venture named Greens Bayou Fleeting, LLC. For more information about these transactions, see Note 2.

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Derivative Counterparties

One of our investors, Goldman Sachs Capital Partners and certain of its affiliates (Goldman Sachs), is considered a “related party” to us as that term is defined by U.S. generally accepted accounting principles. Goldman Sachs has acted in the past, and may act in the future, as an underwriter for equity and/or debt issuances for us, Kinder Morgan Kansas, Inc., KMP and KMR, and Goldman Sachs effectively owned 49% of the terminal assets KMP acquired from US Development Group LLC in January 2010.

In addition, we conduct energy commodity risk management activities in the ordinary course of implementing our risk management strategies in which the counterparty to certain of our derivative transactions is an affiliate of Goldman Sachs and in conjunction with these activities, we are a party (through one of KMP’s subsidiaries engaged in the production of crude oil) to a hedging facility with J. Aron & Company/Goldman Sachs. The hedging facility requires us to provide certain periodic information but does not require the posting of margin. As a result of changes in the market value of our derivative positions, we have created both amounts receivable from and payable to Goldman Sachs affiliates. The following table summarizes the fair values of our energy commodity derivative contracts that are (i) associated with commodity price risk management activities with J. Aron & Company/Goldman Sachs and (ii) included within “Fair value of derivative contracts” in our accompanying consolidated balance sheets as of September 30, 2011 and December 31, 2010 (in millions):

	September 30, 2011	December 31, 2010
Derivatives—asset (liability)
Current assets	$36.7	$—
Noncurrent assets	$49.7	$12.7
Current liabilities	$(41.3)	$(221.4)
Noncurrent liabilities	$(11.3)	$(57.5)

For more information on our risk management activities see Note 6.

10. Income Taxes

Income taxes from continuing operations included in our accompanying consolidated statements of income were as follows (in millions, except percentages):

	Nine Months Ended September 30,
	2011	2010
Income tax expense (benefit)	$250.2	$(29.1)
Effective tax rate	40.5%	(27.9)%

The effective tax rate for the nine months ended September 30, 2011 is higher than the statutory federal rate of 35% primarily due to (i) the net effect of consolidating KMP; (ii) state income taxes; (iii) the impact of non tax-deductible costs incurred to facilitate the initial public offering; and (iv) an adjustment to the deferred tax liability related to our investment in KMP. These increases were partially offset by (i) a dividends received deduction from our 20% ownership interest in NGPL and (ii) adjustments to our income tax reserve for uncertain tax positions, due primarily to expiration of statute of limitations. Our effective tax rate for the same period of 2010 was lower than the statutory federal rate of 35% primarily due to (i) the net effect of consolidating KMP; (ii) a dividend received deduction from our 20% ownership interest in NGPL and (iii) an adjustment to the deferred tax liability related to our investment in NGPL. These decreases are partially offset by (i) state income taxes, and (ii) adjustments to our income tax reserve for uncertain tax positions.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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11. Litigation, Environmental and Other Contingencies

Below is a brief description of our ongoing material legal proceedings, including any material developments that occurred in such proceedings during the nine months ended September 30, 2011. Additional information with respect to these proceedings can be found in Note 16 to our consolidated financial statements that were included in our audited December 31, 2010 consolidated financial statements and related notes. This note also contains a description of any material legal proceedings that were initiated against us during the nine months ended September 30, 2011, and a description of any material events occurring subsequent to September 30, 2011, but before the filing of this report.

In this note, we refer to KMP’s subsidiary SFPP, L.P. as SFPP; KMP’s subsidiary Calnev Pipe Line LLC as Calnev; Chevron Products Company as Chevron; BP West Coast Products, LLC as BP; ConocoPhillips Company as ConocoPhillips; Tesoro Refining and Marketing Company as Tesoro; Western Refining Company, L.P. as Western Refining; Navajo Refining Company, L.L.C. as Navajo; Holly Refining & Marketing Company LLC as Holly; ExxonMobil Oil Corporation as ExxonMobil; Valero Energy Corporation as Valero; Valero Marketing and Supply Company as Valero Marketing; Continental Airlines, Inc., Northwest Airlines, Inc., Southwest Airlines Co. and US Airways, Inc., collectively, as the Airlines; KMP’s subsidiary Kinder Morgan CO2 Company, L.P. (the successor to Shell CO2 Company, Ltd.) as Kinder Morgan CO2; the United States Court of Appeals for the District of Columbia Circuit as the D.C. Circuit; the Federal Energy Regulatory Commission as the FERC; the California Public Utilities Commission as the CPUC; the Union Pacific Railroad Company (the successor to Southern Pacific Transportation Company) as UPRR; the Texas Commission of Environmental Quality as the TCEQ; The Premcor Refining Group, Inc. as Premcor; Port Arthur Coker Company as PACC; the United States Department of Transportation Pipeline and Hazardous Materials Safety Administration as the PHMSA; the United States Environmental Protection Agency as the U.S. EPA; the New Jersey Department of Environmental Protection as the NJDEP; KMP’s subsidiary Kinder Morgan Bulk Terminals, Inc. as KMBT; KMP’s subsidiary Kinder Morgan Liquids Terminals LLC as KMLT; KMP’s subsidiary Kinder Morgan Interstate Gas Transmission LLC as KMIGT; Rockies Express Pipeline LLC as Rockies Express; and Plantation Pipe Line Company as Plantation. “OR” dockets designate complaint proceedings, and “IS” dockets designate protest proceedings.

Federal Energy Regulatory Commission Proceedings

The tariffs and rates charged by SFPP and Calnev are subject to a number of ongoing proceedings at the FERC, including the shippers’ complaints and protests regarding interstate rates on the pipeline systems listed below. In general, these complaints and protests allege the rates and tariffs charged by SFPP and Calnev are not just and reasonable. If the shippers are successful in proving their claims, they are entitled to seek reparations (which may reach up to two years prior to the filing of their complaints) or refunds of any excess rates paid, and SFPP may be required to reduce its rates going forward. These proceedings tend to be protracted, with decisions of the FERC often appealed to the federal courts.

The issues involved in these proceedings include, among others: (i) whether certain of KMP’s Pacific operations’ rates are “grandfathered” under the Energy Policy Act of 1992, and therefore deemed to be just and reasonable; (ii) whether “substantially changed circumstances” have occurred with respect to any grandfathered rates such that those rates could be challenged; (iii) whether indexed rate increases are justified and (iv) the appropriate level of return and income tax allowance KMP may include in its rates.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

SFPP

Pursuant to FERC approved settlements, SFPP settled with eleven of twelve shipper litigants in May 2010 and with Chevron in March 2011 a wide range of rate challenges dating back to 1992 (Historical Cases Settlements). Settlement payments were made to the eleven shippers in June 2010 and to Chevron in March 2011.

The Historical Cases Settlements and other legal reserves related to SFPP rate litigation resulted in a $172.0 million charge to earnings in 2010. In June 2010, KMP made settlement payments of $206.3 million to eleven of the litigant shippers. Due to this settlement payment and the reserve KMP took at that time for potential future settlements with Chevron (since resolved) and the CPUC cases described below, a portion of KMP’s partnership distributions for the second quarter of 2010 (which KMP paid in August 2010) was a distribution of cash from interim capital transactions (rather than a distribution of cash from operations) and our second quarter 2010 distribution from KMP was reduced by $170.0 million. As a result, our second quarter 2010 pre-tax earnings were reduced by $168.3 million.

As provided in KMP’s partnership agreement, we receive no incentive distribution on ICT Distributions; therefore, there was no practical impact to KMP’s limited partners from this ICT Distribution because (i) the expected cash distribution to the limited partners did not change; (ii) fewer dollars in the aggregate were distributed, because there was no incentive distribution paid to us related to the portion of the quarterly distribution that was an ICT Distribution; and (iii) we, in this instance, agreed to waive any resetting of the incentive distribution target levels, as would otherwise occur according to KMP’s partnership agreement. This ICT Distribution also allowed KMP to resolve the Chevron settlement and should allow it to resolve the CPUC rate cases (discussed below) without impacting its future distributions.

The following FERC dockets are currently pending:

•

FERC Docket No. IS08-390 (West Line Rates) (Opinion 511)—Protestants: BP, ExxonMobil, ConocoPhillips, Valero Marketing, Chevron, the Airlines—Status: FERC order issued on February 17, 2011. While the order made certain findings that were adverse to SFPP, it ruled in favor of SFPP on many significant issues. Subsequently, SFPP made a compliance filing which estimates approximately $16.0 million in refunds. However, SFPP also filed a rehearing request on certain adverse rulings in the FERC order. It is not possible to predict the outcome of the FERC review of the rehearing request or appellate review of this order;

•

FERC Docket No. IS09-437 (East Line Rates)—Protestants: BP, ExxonMobil, ConocoPhillips, Valero Marketing, Chevron, Western Refining, Navajo, Holly, and Southwest Airlines—Status: Initial decision issued on February 10, 2011. A FERC administrative law judge generally made findings adverse to SFPP, found that East Line rates should have been lower, and recommended that SFPP pay refunds for alleged over-collections. SFPP has filed a brief with the FERC taking exception to these and other portions of the initial decision. The FERC will review the initial decision, and while the initial decision is inconsistent with a number of the issues ruled on in FERC’s Opinion 511, it is not possible to predict the outcome of FERC or appellate review;

•

FERC Docket No. IS11-444 (2011 Index Rate Increases)—Protestants: BP, ExxonMobil, ConocoPhillips, Valero Marketing, Chevron, the Airlines, Tesoro, Western Refining, Navajo, and Holly—Status: SFPP withdrew all index rate increases except those that pertain to the West Line. As to the West Line, the index rate increases are currently accepted and suspended, subject to refund, and the case is before a FERC hearing judge;

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

•

FERC Docket No. IS11-585 (Withdrawal of 2011 Index Rate Increases)—Protestants: BP, ConocoPhillips, Valero Marketing, Chevron, the Airlines, Tesoro, Western Refining, Navajo, and Holly—Status: SFPP withdrew all index rate increases except those that pertain to the West Line. The Protestants have challenged the index ceiling levels for lines other than the West Line. The protests and SFPP’s answer are currently pending before the FERC;

•

FERC Docket No. OR11-13 (SFPP Base Rates)—Complainant: ConocoPhillips—Status: SFPP to provide further data within 90 days of the issuance of a final order in Docket No. IS08-390. ConocoPhillips permitted to amend its complaint based on additional data;

•	FERC Docket No. OR11-14 (SFPP Indexed Rates)—Complainant: ConocoPhillips—Status: Complaint dismissed;

•

FERC Docket No. OR11-15 (SFPP Base Rates)—Complainant: Chevron—Status: SFPP to provide further data within 90 days of the issuance of a final order in Docket No. IS08-390. Chevron permitted to amend its complaint based on additional data;

•	FERC Docket No. OR11-16 (SFPP Indexed Rates)—Complainant: Chevron—Status: Complaint dismissed;

•

FERC Docket No. OR11-18 (SFPP Base Rates)—Complainant: Tesoro—Status: SFPP to provide further data within 90 days of the issuance of a final order in Docket No. IS08-390. Tesoro permitted to amend its complaint based on additional data; and

•	FERC Docket No. OR11-19 (SFPP Indexed Rates)—Complainant: Tesoro—Status: Complaint dismissed.

•	FERC Docket No. OR11-20 (SFPP North Line Base Rates)—Complainant: Tesoro—Status: Complaint was filed August 2, 2011. SFPP answered on September 1, 2011. Matter is currently pending before the FERC.

•	FERC Docket No. OR12-1 (SFPP Index Ceiling Levels)—Complainant: Chevron—Status: Complaint was filed October 5, 2011. SFPP answered on October 26, 2011. Matter is currently pending before the FERC.

•	FERC Docket No. OR12-2 (SFPP Index Ceiling Levels)—Complainant: Tesoro—Status: Complaint was filed October 5, 2011. SFPP answered on October 26, 2011. Matter is currently pending before the FERC.

•

FERC Docket No. OR12-3 (SFPP Index Ceiling Levels)—Complainant: ConocoPhillips—Status: Complaint was filed October 5, 2011. SFPP answered on October 26, 2011. Matter is currently pending before the FERC.

With respect to the SFPP proceedings above and the Calnev proceedings discussed below, KMP estimates that the shippers are seeking approximately $50.0 million in annual rate reductions and $140.0 million in refunds. However, applying the principles of Opinion 511, a full FERC decision on the West Line Rates, to these cases would result in substantially lower rate reductions and refunds. In the first nine months of 2011, KMP recorded a $161.3 million expense and increased its litigation reserve related to these cases and the litigation discussed below involving SFPP and the CPUC. We do not expect refunds in these cases to have an impact on KMP’s distributions to its limited partners or our dividends to our shareholders.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Calnev

On March 17, 2011, the FERC issued an order consolidating the following proceedings and setting them for hearing. The FERC further held the hearing proceedings in abeyance to allow for settlement judge proceedings:

•

FERC Docket Nos. OR07-7, OR07-18, OR07-19, OR07-22, OR09-15 and OR09-20 (consolidated) (Calnev Rates)—Complainants: Tesoro, Airlines, BP, Chevron, ConocoPhillips and Valero Marketing—Status: Before a FERC settlement judge.

Trailblazer Pipeline Company LLC

On July 7, 2010, KMP’s subsidiary Trailblazer Pipeline Company LLC refunded a total of approximately $0.7 million to natural gas shippers covering the period January 1, 2010 through May 31, 2010 as part of a settlement reached with shippers to eliminate the December 1, 2009 rate filing obligation contained in its Docket No. RP03-162 rate case settlement. As part of the agreement with shippers, Trailblazer commenced billing reduced tariff rates as of June 1, 2010 with an additional reduction in tariff rates that took effect January 1, 2011.

Kinder Morgan Interstate Gas Transmission LLC Section 5 Proceeding

On November 18, 2010, KMP’s subsidiary KMIGT was notified by the FERC of a proceeding against it pursuant to Section 5 of the Natural Gas Act. The proceeding set for hearing a determination of whether KMIGT’s current rates, which were approved by the FERC in KMIGT’s last transportation rate case settlement, remain just and reasonable. The FERC made no findings in its order as to what would constitute just and reasonable rates or a reasonable return for KMIGT. A proceeding under Section 5 of the Natural Gas Act is prospective in nature and any potential change in rates charged customers by KMIGT can only occur after the FERC has issued a final order. Prior to that, an administrative law judge presides over an evidentiary hearing and makes an initial decision (which the FERC has directed to be issued within 47 weeks).

On March 23, 2011, the Chief Judge suspended the procedural schedule in this proceeding because all parties reached a settlement in principle that will resolve all issues set for hearing. On May 5, 2011, KMIGT filed a formal settlement document, referred to in this Note as the Settlement and which is supported or not opposed by all parties of record, and on September 22, 2011, the FERC approved the Settlement.

The Settlement resolves all issues in the proceeding and provides shippers on KMIGT’s system with prospective reductions in the fuel and gas and lost and unaccounted for rates, referred to as the Fuel Retention Factors, effective June 1, 2011. The Settlement results in a 27% reduction in the Fuel Retention Factors billed to shippers effective June 1, 2011, as compared to the Fuel Retention Factors approved and in effect on March 1, 2011. The Settlement also provides for a second stepped reduction, resulting in a total 30% reduction in the Fuel Retention Factors billed to shippers and effective January 1, 2012, for certain segments of the former Pony Express pipeline system. Except for these reductions to the Fuel Retention Factors, other transportation and storage rates will not be altered by the Settlement.

California Public Utilities Commission Proceedings

KMP has previously reported ratemaking and complaint proceedings against SFPP pending with the CPUC. The ratemaking and complaint cases generally involve challenges to rates charged by SFPP for intrastate transportation of refined petroleum products through its pipeline system in the state of California and request prospective rate adjustments and refunds with respect to tariffed and previously untariffed charges for certain pipeline transportation and related services. These matters have been consolidated and assigned to two administrative law judges.

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(Unaudited)

On April 6, 2010, a CPUC administrative law judge issued a proposed decision in several intrastate rate cases involving SFPP and a number of its shippers. The proposed decision includes determinations on issues, such as SFPP’s entitlement to an income tax allowance and allocation of environmental expenses, which KMP believes are contrary both to CPUC policy and precedent and to established federal regulatory policies for pipelines. Moreover, the proposed decision orders refunds relating to these issues where the underlying rates were previously deemed reasonable by the CPUC, which KMP believes to be contrary to California law. SFPP filed comments on May 3, 2010 outlining what it believes to be the errors in law and fact within the proposed decision, and on May 5, 2010, SFPP made oral arguments before the full CPUC. On November 12, 2010, an alternate proposed decision was issued.

On May 26, 2011, the CPUC issued an order adopting the proposed decision, which would eliminate from SFPP’s transportation rates an allowance for income taxes on income generated by SFPP. The order also calls for partial refund of rates charged to shippers that were previously deemed reasonable by the CPUC. The order would only affect rates for SFPP’s intrastate pipeline service within the state of California and would have no effect on SFPP’s interstate rates, which do include such an allowance under orders of the FERC and opinions of the U.S. Court of Appeals for the District of Columbia. On this same date, KMP announced that it will seek rehearing and pursue other legal options to overturn the CPUC’s order.

On June 22, 2011, a CPUC administrative law judge (“ALJ”) issued a proposed decision substantially reducing SFPP’s authorized cost of service, requiring SFPP’s prospective rates to be reduced to reflect the authorized cost of service, and ordering SFPP to pay refunds from May 24, 2007 to the present of revenues collected in excess of the authorized cost of service. SFPP filed comments on the proposed decision on June 22, 2011, outlining what it believes to be errors in law and fact in the proposed decision, including the requirement that refunds be made from May 24, 2007. By subsequent ruling of the ALJ, the referenced proposed decision has been withdrawn. The ALJ ruling indicated that a revised proposed decision would be issued at an unspecified date, subject to comments from the parties and a request for oral argument before the full CPUC.

Based on KMP’s review of these CPUC proceedings and the shipper comments thereon, it estimates that the shippers are requesting approximately $360.0 million in reparation payments and approximately $30.0 million in annual rate reductions. The actual amount of reparations will be determined through further proceedings at the CPUC and KMP believes that the appropriate application of the May 26, 2011 CPUC order and the June 22, 2011 administrative law decision will result in a considerably lower amount. In addition, further procedural steps, including motions for rehearing and writ of review to California’s Court of Appeals, will be taken with respect to these decisions. We do not expect any reparations that KMP would pay in these matters to have an impact on KMP’s distributions to its limited partners or our dividends to our shareholders.

In September 2011, with respect to certain cases, KMP made refund payments of $18.4 million to various intrastate shippers pursuant to orders received from the CPUC.

Carbon Dioxide Litigation

Colorado Severance Tax Assessment

On September 16, 2009, the Colorado Department of Revenue issued three Notices of Deficiency to Kinder Morgan CO2. The Notices of Deficiency assessed additional state severance tax against Kinder Morgan CO2 with respect to carbon dioxide produced from the McElmo Dome unit for tax years 2005, 2006, and 2007. The total amount of tax assessed was $5.7 million, plus interest of $1.0 million, plus penalties of $1.7 million. Kinder Morgan CO2 protested the Notices of Deficiency and paid the tax and interest under protest. Kinder Morgan CO2 is now awaiting the Colorado Department of Revenue’s response to the protest.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Montezuma County, Colorado Property Tax Assessment

In November of 2009, the County Treasurer of Montezuma County, Colorado, issued to Kinder Morgan CO2, as operator of the McElmo Dome unit, retroactive tax bills for tax year 2008, in the amount of $2 million. Of this amount, 37.2% is attributable to Kinder Morgan CO2’s interest. The retroactive tax bills were based on the assertion that a portion of the actual value of the carbon dioxide produced from the McElmo Dome unit was omitted from the 2008 tax roll due to an alleged over statement of transportation and other expenses used to calculate the net taxable value. Kinder Morgan CO2 paid the retroactive tax bills under protest and filed petitions for a refund of the taxes paid under protest. A hearing on its petition is scheduled for December 19, 2011 before the Montezuma County Board of County Commissioners. Kinder Morgan CO2 will vigorously contest the retroactive tax bills.

Other

In addition to the matters listed above, audits and administrative inquiries concerning Kinder Morgan CO2’s payments on carbon dioxide produced from the McElmo Dome and Bravo Dome units are currently ongoing. These audits and inquiries involve federal agencies, the states of Colorado and New Mexico, and county taxing authorities in the state of Colorado.

Commercial Litigation Matters

Union Pacific Railroad Company Easements

SFPP and UPRR are engaged in a proceeding to determine the extent, if any, to which the rent payable by SFPP for the use of pipeline easements on rights-of-way held by UPRR should be adjusted pursuant to existing contractual arrangements for the ten year period beginning January 1, 2004 (Union Pacific Railroad Company v. Santa Fe Pacific Pipelines, Inc., SFPP, L.P., Kinder Morgan Operating L.P. “D”, Kinder Morgan G.P., Inc., et al., Superior Court of the State of California for the County of Los Angeles, filed July 28, 2004). In February 2007, a trial began to determine the amount payable for easements on UPRR rights-of-way. The trial has concluded. In September 2011, the judge determined that the annual rent payable as of January 1, 2004 is $14.8 million, subject to annual consumer price index increases. SFPP intends to appeal the judge’s determination, but if that determination is upheld, SFPP would owe approximately $73.9 million in back rent. Accordingly, in September 2011, we recorded a $73.9 million expense and increased our rights-of-way liability related to this legal matter.

SFPP and UPRR are also engaged in multiple disputes over the circumstances under which SFPP must pay for a relocation of its pipeline within the UPRR right-of-way and the safety standards that govern relocations. In July 2006, a trial before a judge regarding the circumstances under which SFPP must pay for relocations concluded, and the judge determined that SFPP must pay for any relocations resulting from any legitimate business purpose of the UPRR. SFPP appealed this decision, and in December 2008, the appellate court affirmed the decision. In addition, UPRR contends that SFPP must comply with the more expensive American Railway Engineering and Maintenance-of-Way standards in determining when relocations are necessary and in completing relocations. Each party is seeking declaratory relief with respect to its positions regarding the application of these standards with respect to relocations. A trial with respect to these matters commenced in October 2011. A decision is expected in the fourth quarter of 2011.

Since SFPP does not know UPRR’s plans for projects or other activities that would cause pipeline relocations, it is difficult to quantify the effects of the outcome of these cases on SFPP. Even if SFPP is successful in advancing its positions, significant relocations for which SFPP must nonetheless bear the expense

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(i.e., for railroad purposes, with the standards in the federal Pipeline Safety Act applying) would have an adverse effect on our financial position, our results of operations, and our cash flows. These effects would be even greater in the event SFPP is unsuccessful in one or more of these litigations.

Severstal Sparrows Point Crane Collapse

On June 4, 2008, a bridge crane owned by Severstal Sparrows Point, LLC and located in Sparrows Point, Maryland collapsed while being operated by KMBT. According to KMP’s investigation, the collapse was caused by unexpected, sudden and extreme winds. On June 24, 2009, Severstal filed suit against KMBT in the United States District Court for the District of Maryland, cause no. WMN 09CV1668. Severstal alleges that KMBT was contractually obligated to replace the collapsed crane and that its employees were negligent in failing to properly secure the crane prior to the collapse. Severstal seeks unspecified damages for value of the crane and lost profits. KMBT denies each of Severstal’s allegations.

The Premcor Refining Group, Inc. v. Kinder Morgan Energy Partners, L.P. and Kinder Morgan Petcoke, L.P.; Arbitration in Houston, Texas

On August 12, 2010, Premcor filed a demand for arbitration against KMP and its subsidiary Kinder Morgan Petcoke, L.P., collectively referred to as Kinder Morgan, asserting claims for breach of contract. Kinder Morgan performs certain petroleum coke handling operations at the Port Arthur, Texas refinery that is the subject of the claim. The arbitration is being administered by the American Arbitration Association in Dallas, Texas. Premcor alleges that Kinder Morgan breached its contract with Premcor by failing to properly manage the water level in the pit of a coker unit at a refinery owned by Premcor, failing to name Premcor as an additional insured, and failing to indemnify Premcor for claims brought against Premcor by PACC. PACC is a wholly owned subsidiary of Premcor. PACC brought its claims against Premcor in a previous separate arbitration seeking to recover damages allegedly suffered by PACC when a pit wall of a coker unit collapsed at its refinery. PACC obtained an arbitration award against Premcor in the amount of $50.3 million, plus post-judgment interest. Premcor is seeking to hold Kinder Morgan liable for the award. Premcor is also seeking to recover an additional $11.4 million of alleged losses and damages in excess of the amount it owes to PACC. Premcor’s claim against Kinder Morgan is based in part upon Premcor’s allegation that Kinder Morgan is responsible to the extent of Kinder Morgan’s alleged proportionate fault in causing the pit wall collapse. The final arbitration hearing concluded on October 3, 2011. On October 21, 2011, we received the arbitrator’s findings of fact and rulings of law, which determined that Kinder Morgan has no liability for damages with respect to the claims asserted by PACC in the prior arbitration or by Premcor in the present arbitration.

City of Reno, State of Nevada, et al. its Attorney General’s office v. SFPP, LP, Kinder Morgan Operating L.P. “D” and Kinder Morgan G.P. (Case No. CV09-02277 District Court of Washoe County, Nevada).

The City of Reno asserts claims against the Kinder Morgan defendants for breach of contract, fraud, and violations of the Nevada False Claims Act arising out of a construction project in Reno, Nevada in 2003. The Kinder Morgan defendants were a general contractor for a pipeline relocation project and billed the City of Reno for the costs associated with the pipeline relocation. The City of Reno paid those costs but later claimed that the Kinder Morgan defendants overcharged the City for the project. The City seeks damages of approximately $4 million for the alleged overcharge plus treble damages under the Nevada False Claims Act. The Kinder Morgan defendants deny these allegations. The case will be set for trial in 2012.

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South Central Cement, Ltd. v. River Consulting, LLC and CCC Group, Inc., Cause No. 2009-50242 in the District Court of the 61st Judicial District, Harris County, Texas.

South Central Cement, Ltd. (SCC) filed suit against CCC Group, Inc. (CCC) and KMP affiliate, River Consulting, LLC (RCI) alleging claims for negligence and breach of contract in connection with the design and construction of two warehouses and interior retaining walls to store bulk cement, referred to in this Note as the Facilities. SCC alleges that the retaining walls collapsed due to faulty design by RCI and/or construction by CCC. SCC has alleged that its damages, including repair or replacement costs and lost profits, exceed $7.5 million. RCI filed a motion for partial summary judgment to enforce contractual waivers limitations on damages. By order dated October 29, 2010, the trial court ordered that (i) defendant RCI’s potential aggregate liability, if any, to plaintiff for damages in this matter is limited to a maximum of $50,000 in tort pursuant to the terms of the agreement between the parties and (ii) plaintiff has by agreement waived all claims in both tort and contract related to lost profits, reduced handling capacity, or other consequential damages. Despite the issuance of the partial summary judgment order in favor of RCI, SCC has persisted in its claim against both RCI and CCC and has continued to assert a purported claim for “direct damages” in excess of $7.0 million, which SCC has alleged is the cost to repair, rebuild or replace the Facilities. Defendants estimate that the replacement cost of the Facilities is approximately $1 million. The matter is set for trial for the term of court beginning February 27, 2012.

General Litigation Matters

Rick Lewis v. Kinder Morgan Energy Partners, L.P., et al (Case No. A566869 District Court Clark County, Nevada).

The plaintiff’s estate asserts claims for wrongful death arising out of the deceased’s alleged exposure to gasoline at KMP’s Las Vegas Terminal from 2002 to 2008. During this time period, the deceased was employed as a tanker truck driver at Williams Trucking and he loaded gasoline at the KMP Terminal. Plaintiff alleges that KMP failed to provide a safe premise by exposing the deceased to gasoline while he completed his loading operations and that KMP distributed a defective product (gasoline). The plaintiff’s estate and survivors seek damages for his medical bills, loss of future income, pain and suffering and past and future loss of companionship. The trial of this case concluded on October 10, 2011. The jury returned a verdict against KMP for $7.5 million. Further procedural steps, including a motion for new trial and an appeal to the Nevada Supreme Court, will be taken if warranted.

Mine Safety Matters

In the third quarter of 2011, KMP’s bulk terminals operations that handle coal received five citations under the Mine Safety and Health Act of 1977 which were deemed to be significant and substantial violations of mandatory health and safety standards under section 104 of the act (none of which was under section 104(d) or section 104(b) of the act). The aggregate of proposed assessments outstanding in respect of all citations received under the act in 2011, as of September 30, was $3,888. KMP works to promptly abate violations described in the citations. We do not believe any of such citations or the matters giving rise to such citations will have a material adverse impact on our business, financial position, results of operations or cash flows.

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Employee Matters

James Lugliani vs. Kinder Morgan G.P., Inc. et al. in the Superior Court of California, Orange County

James Lugliani, a former Kinder Morgan employee, filed suit in January 2010 against various Kinder Morgan affiliates. On behalf of himself and other similarly situated current and former employees, Mr. Lugliani claims that the Kinder Morgan defendants have violated the wage and hour provisions of the California Labor Code and Business & Professions Code by failing to provide meal and rest periods; failing to pay meal and rest period premiums; failing to pay all overtime wages due; failing to timely pay wages; failing to pay wages for vacation, holidays and other paid time off; and failing to keep proper payroll records. On September 13, 2011, the court granted preliminary approval to a proposed settlement of $2.2 million for a proposed settlement class of approximately 400 current and former employees. A final hearing on the proposed class action settlement will be held in the first quarter of 2012.

Pipeline Integrity and Releases

From time to time, despite our best efforts, our pipelines experience leaks and ruptures. These leaks and ruptures may cause explosions, fire, and damage to the environment, damage to property and/or personal injury or death. In connection with these incidents, we may be sued for damages caused by an alleged failure to properly mark the locations of our pipelines and/or to properly maintain our pipelines. Depending upon the facts and circumstances of a particular incident, state and federal regulatory authorities may seek civil and/or criminal fines and penalties.

Barstow, California

The United States Department of the Navy has alleged that historic releases of methyl tertiary-butyl ether, or MTBE, from Calnev’s Barstow terminal (i) have migrated underneath the Navy’s Marine Corps Logistics Base in Barstow; (ii) have impacted the Navy’s existing groundwater treatment system for unrelated groundwater contamination not alleged to have been caused by Calnev; and (iii) could affect the Barstow, California Marine Corps Logistic Base’s water supply system. Calnev and the Navy entered into an Administrative Settlement Agreement effective October 4, 2011 pursuant to which Calnev reimbursed the Navy $0.5 million in past response costs under the federal Comprehensive Environmental Response, Compensation and Liability Act (referred to as CERCLA).

Westridge Release, Burnaby, British Columbia

On July 24, 2007, a third-party contractor installing a sewer line for the City of Burnaby struck a crude oil pipeline segment included within KMP’s Trans Mountain pipeline system near its Westridge terminal in Burnaby, British Columbia, resulting in a release of approximately 1,400 barrels of crude oil. The release impacted the surrounding neighborhood, several homes and nearby Burrard Inlet. No injuries were reported. To address the release, KMP initiated a comprehensive emergency response in collaboration with, among others, the City of Burnaby, the British Columbia Ministry of Environment, the National Energy Board (Canada), and the National Transportation Safety Board (Canada). Cleanup and environmental remediation is complete, and KMP has received a British Columbia Ministry of Environment Certificate of Compliance confirming complete remediation.

Kinder Morgan Canada, Inc. commenced a lawsuit against the parties it believes were responsible for the third party strike, and a number of other parties have commenced related actions. All of the outstanding litigation was settled without assignment of fault on April 8, 2011. Kinder Morgan Canada has recovered the majority of its expended costs in responding to the third party strike.

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On July 22, 2009, the British Columbia Ministry of Environment issued regulatory charges against the third-party contractor, the engineering consultant to the sewer line project, Kinder Morgan Canada Inc., and KMP subsidiary Trans Mountain L.P. The British Columbia Ministry of Environment claims that the parties charged caused the release of crude oil, and in doing so were in violation of various sections of the Environmental, Fisheries and Migratory Bird Act. On October 3, 2011, KMP’s subsidiary, Trans Mountain L.P., and each of the City of Burnaby’s contractor and engineering consultants agreed to enter a plea of guilty to one count of The Environmental Management Act. Each party agreed to pay a $1,000 fine and will contribute $149,000 into a B.C. environmental trust fund to be used for projects that benefit the environment and wildlife. In addition, Trans Mountain agreed to donate $100,000 to BC Common Ground Alliance to further develop and deliver education to contractors for working safely around pipelines. The Court has taken the matter under advisement and is expected to rule on November 10, 2011.

Rockies Express Pipeline LLC Indiana Construction Incident

In April 2009, Randy Gardner, an employee of Sheehan Pipeline Construction Company (a third-party contractor to Rockies Express and referred to in this note as Sheehan Construction) was fatally injured during construction activities being conducted under the supervision and control of Sheehan Construction. The cause of the incident was investigated by Indiana OSHA, which issued a citation to Sheehan Construction. Rockies Express was not cited in connection with the incident.

In August 2010, the estate of Mr. Gardner filed a wrongful death action against Rockies Express and several other parties in the Superior Court of Marion County, Indiana, at case number 49D111008CT036870. The plaintiff alleges that the defendants were negligent in allegedly failing to provide a safe worksite, and seeks unspecified compensatory damages. Rockies Express denies that it was in any way negligent or otherwise responsible for this incident, and intends to assert contractual claims for complete indemnification for any and all costs arising from this incident, including any costs related to this lawsuit, against third parties and their insurers.

Perth Amboy, New Jersey Tank Release

In May 2011, the PHMSA issued a Notice of Probable Violation, Proposed Civil Penalty and Proposed Compliance Order, or NOPV, to KMLT. The notice alleges violations of PHMSA’s regulations related to an October 28, 2009 tank release from KMP’s Perth Amboy, New Jersey liquids terminal. No product left the company’s property, and additionally, there were no injuries, no impact to the adjacent community or public, and no fire as a result of the release. The notice proposes a penalty in the amount of $425,000. KMLT is cooperating fully with the PHMSA on the response and remediation of this issue.

Central Florida Pipeline Release, Tampa, Florida

On July 22, 2011, KMP’s subsidiary Central Florida Pipeline LLC reported a refined petroleum products release on a section of its 10-inch diameter pipeline near Tampa, Florida. The pipeline carries jet fuel and diesel to Orlando and was carrying jet fuel at the time of the incident. There was no fire and no injuries associated with the incident. KMP immediately began clean up operations in coordination with federal, state and local agencies. The cause of the incident is under investigation.

Herscher Illinois Compressor Station Incident

On August 16, 2011, at NGPL’s Compressor Station 201 in Herscher, Illinois, a crew was performing work inside a compressor building when a flash fire and explosion occurred. Three workers were injured. NGPL is working with the Department of Transportation Pipeline and Hazardous Materials Safety Administration to investigate the cause of the incident.

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NGPL 2011 Budget Arbitration

Pursuant to a notice of dispute dated December 15, 2010, on April 4, 2011, Natural Gas Pipeline Company of America LLC (NGPL) acting by and through its Myria Holdings, Inc. controlled Board of Directors, filed a notice initiating arbitration against Kinder Morgan Kansas, Inc. pursuant to the terms of the February 2008 Operations and Reimbursement Agreement (O&R Agreement). NGPL alleges that Kinder Morgan Kansas, Inc., as Operator of NGPL, has breached the O&R Agreement relating to Kinder Morgan Kansas, Inc.’s proposed allocation of certain general and administrative expenses (G&A Costs) and other budget line items as determined by Kinder Morgan Kansas, Inc. and set forth in the Proposed 2011 Budget submitted in November 2010. The NGPL Board rejected the Proposed 2011 Budget, suggested that G&A Costs budgeted to NGPL should be considerably lower, and also questioned certain other costs set forth in the Proposed 2011 Budget. Kinder Morgan Kansas, Inc. asserts that it determined the amount of G&A Costs and direct costs budgeted to NGPL for 2011 as required by and in accordance with the terms of the O&R Agreement. The arbitration proceeding was conducted on July 14-17, 2011, and a written decision was issued on August 18, 2011. The Arbitrator ruled that: KMI had properly allocated G&A Costs in accordance with the Operating Agreement; KMI should furnish NGPL with information necessary to verify certain costs included in budgeted line items and G&A Costs; and each party would bear its own fees and expenses incurred in the arbitration, effectively denying KMI’s claim for indemnification of such fees and expenses. On September 16, 2011, KMI filed an Application to Confirm the Arbitration Award in the District Court of Harris County, Texas, which is currently pending. We do not anticipate that the resolution of this matter will have a material adverse impact on our business, financial position, results of operations or cash flows.

Litigation Regarding KMI’s Proposed Acquisition of El Paso Corporation

On October 16, 2011, we and El Paso Corporation (NYSE: EP) announced a definitive agreement whereby KMI will acquire all of the outstanding shares of EP. Prior to closing, the transaction will require approval of both KMI and EP shareholders. The transaction is expected to close in the second quarter of 2012 and is subject to customary regulatory approvals. Beginning on October 17, 2011, the day after the agreement was announced, and in the days following, several putative Class Action lawsuits were filed in Harris County (Houston), Texas and in the Court of Chancery of the State of Delaware against the Board of Directors of EP alleging that the director-defendants breached their fiduciary duties to EP shareholders in connection with their negotiation of and entry into the merger agreement. The lawsuits also assert that EP and KMI “aided and abetted” the alleged breaches by the EP directors. The actions seek, among other things, to enjoin the proposed merger, disgorgement of any improper profits received by the defendants, and attorneys’ fees. Defendants believe that the lawsuits are meritless and intend to defend them vigorously.

General

Although no assurance can be given, we believe that we have meritorious defenses to the actions set forth in this note and, to the extent an assessment of the matter is reasonably possible, if it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, we believe that we have established an adequate reserve to cover potential liability.

Additionally, although it is not possible to predict the ultimate outcomes, we also believe, based on our experiences to date and the reserves we have established, that the ultimate resolution of these matters will not have a material adverse impact on our business, financial position, results of operations or distributions to limited partners. As of September 30, 2011 and December 31, 2010, we have recorded a total reserve for legal fees, transportation rate cases and other litigation liabilities in the amount of $325.2 million and $169.8 million,

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respectively. The reserve is primarily related to various claims from regulatory proceedings arising from KMP’s West Coast products pipeline transportation rates, and the contingent amount is based on both the circumstances of probability and reasonability of dollar estimates. The overall change in the reserve from December 31, 2010 includes both payments of $81.4 million (for interstate and California intrastate transportation rate settlements on KMP’s Pacific operations’ pipelines) in the first nine months of 2011 that reduced the liability, and a $241.9 million increase in expense in the first nine months of 2011, which increased the liability. We regularly assess the likelihood of adverse outcomes resulting from these claims in order to determine the adequacy of our liability provision.

Environmental Matters

New Jersey Department of Environmental Protection v. Occidental Chemical Corporation, et al. (Defendants), Maxus Energy Corp. and Tierra Solutions, Inc. (Third Party Plaintiffs) v. 3M Company et al., Superior Court of New Jersey, Law Division—Essex County, Docket No. L-9868-05.

The NJDEP sued Occidental Chemical and others under the New Jersey Spill Act for contamination in the Newark Bay Complex including numerous waterways and rivers. Occidental et al. then brought in approximately 300 third party defendants for contribution. NJDEP claimed damages related to forty years of discharges of TCDD (form of dioxin), DDT and “other hazardous substances.” GATX Terminals Corporation (n/k/a/ KMLT) was brought in as a third party defendant because of the noted hazardous substances language and because the Carteret, New Jersey facility (former GATX Terminals facility) is located on the Arthur Kill River, one of the waterways included in the litigation. This case was filed against third party defendants in 2009. The Judge issued his trial plan for this case during the first quarter of 2011. According to the trial plan, he allowed the State to file summary judgment motions against Occidental, Maxus and Tierra on liability issues immediately. Numerous third party defendants filed motions to dismiss, which were denied, and now have filed interlocutory appeals from those motions. KMLT is part of the third party defendant Joint Defense Group. KMP has filed an Answer and initial disclosures. The Judge put off trial of Maxus/Tierra’s claims against the third party defendants until April 2013 with damages to be tried in September 2013.

Portland Harbor Superfund Site, Willamette River, Portland, Oregon.

In December 2000, the U.S. EPA sent out General Notice letters to potentially responsible parties (PRPs) including GATX Terminals Corporation (n/k/a KMLT). At that time, GATX owned two liquids terminals along the lower reach of the Willamette River, an industrialized area known as Portland Harbor. Portland Harbor is listed on the National Priorities List and is designated as a Superfund Site under CERCLA. The major PRPs formed what is known as the Lower Willamette Group (LWG), of which KMLT is a non-voting member and pays a minimal fee to be part of the group. The LWG agreed to conduct the Remedial Investigation and Feasibility Study leading to the proposed remedy for cleanup of the Portland Harbor site. Once the U.S. EPA determines the cleanup remedy from the remedial investigations and feasibility studies conducted during the last decade at the site, it will issue a Record of Decision. Currently, KMLT and 90 other parties are involved in an allocation process to determine each party’s respective share of the cleanup costs. This is a non-judicial allocation process. KMP is participating in the allocation process on behalf of both KMLT and KMBT. Each entity has two facilities located in Portland Harbor. KMP expects the allocation to conclude in 2013 or 2014, depending upon when the Record of Decision is issued by the U.S. EPA.

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Roosevelt Irrigation District v. Kinder Morgan G.P., Kinder Morgan Energy Partners, L.P. , U.S. District Court, Arizona.

This is a CERCLA case brought against a number of defendants by a water purveyor whose wells have allegedly been contaminated due to the presence of number of contaminants. The Roosevelt Irrigation District is seeking up to $175 million from approximately 70 defendants. The plume of contaminates has traveled under KMP’s Phoenix Terminal. The plaintiffs have advanced a novel theory that the releases of petroleum from the Phoenix Terminal (which are exempt under the petroleum exclusion under CERCLA) have facilitated the natural degradation of certain hazardous substances and thereby have resulted in a release of hazardous substances regulated under CERCLA. KMP is part of a joint defense group consisting of other terminal operators at the Phoenix Terminal including Chevron, BP, Salt River Project, Shell and a number of others, collectively referred to as the terminal defendants. Together KMP filed a motion to dismiss all claims based on the petroleum exclusion under CERCLA. This case was recently assigned to a new judge, who has deemed all previous motions withdrawn and will grant leave to re-file such motions at a later date. KMP plans to re-file the motion to dismiss as well as numerous summary judgment motions.

Y & S Enterprises v. Kinder Morgan Energy Partners, L.P., California Superior Court, Los Angeles, California.

The plaintiffs own property adjacent to the former KMLT Gaffey Street Terminal. Plaintiffs allege that contamination from the Terminal migrated onto their property. The Gaffey Street site has been remediated and sold to developers for construction of single family residences. Currently, the plaintiffs and KMLT have contracted with a third party consultant to conduct soil and groundwater investigations on the plaintiffs’ property. We expect the majority of contamination at the Y & S property is due to their own contamination. Plaintiffs have not stated an alleged damages amount in their complaint or in discovery.

Casper and Douglas, EPA Notice of Violation

In March 2011, the EPA conducted inspections of several environmental programs at the Douglas and Casper Gas Plants in Wyoming. In June 2011, KMP received two letters from the EPA alleging violations at both gas plants of the Risk Management Program requirements under the Clean Air Act. KMP is cooperating with the EPA and working with the EPA to resolve these allegations.

The City of Los Angeles v. Kinder Morgan Liquids Terminals, LLC, Shell Oil Company, Equilon Enterprises LLC; California Superior Court, County of Los Angeles, Case No. NC041463.

KMLT is a defendant in a lawsuit filed in 2005 alleging claims for environmental cleanup costs at the former Los Angeles Marine Terminal in the Port of Los Angeles. The lawsuit was stayed beginning in 2009 and remained stayed through the end of 2010. A hearing was held on December 13, 2010 to hear the City’s motion to remove the litigation stay. At the hearing, the judge denied the motion to lift the stay without prejudice. At the next case management conference held on June 13, 2011, the judge again continued the full litigation stay. During the stay, the parties deemed responsible by the local regulatory agency have worked with that agency concerning the scope of the required cleanup and are now starting a sampling and testing program at the site. The local regulatory agency issued specific cleanup goals in early 2010, and two of those parties, including KMLT, have appealed those cleanup goals to the state water board. The state water board has not yet taken any action with regard to KMP’s appeal petitions.

Plaintiff’s Third Amended Complaint alleges that future environmental cleanup costs at the former terminal will exceed $10 million, and that the plaintiff’s past damages exceed $2 million. No trial date has yet been set.

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Exxon Mobil Corporation v. GATX Corporation, Kinder Morgan Liquids Terminals, LLC and ST Services, Inc.

On April 23, 2003, Exxon Mobil Corporation filed a complaint in the Superior Court of New Jersey, Gloucester County. The lawsuit relates to environmental remediation obligations at a Paulsboro, New Jersey liquids terminal owned by ExxonMobil from the mid-1950s through November 1989, by GATX Terminals Corp. from 1989 through September 2000, and later owned by Support Terminals and Pacific Atlantic Terminals, LLC. The terminal is now owned by Plains Products, and it too is a party to the lawsuit.

The complaint seeks any and all damages related to remediating all environmental contamination at the terminal, and, according to the New Jersey Spill Compensation and Control Act, treble damages may be available for actual dollars incorrectly spent by the successful party in the lawsuit. The parties engaged in court ordered mediation in 2008 through 2009, which did not result in settlement. The trial judge has issued a Case Management Order and the parties are actively engaged in discovery.

On June 25, 2007, the NJDEP, the Commissioner of the New Jersey Department of Environmental Protection and the Administrator of the New Jersey Spill Compensation Fund, referred to collectively as the plaintiffs, filed a complaint against Exxon Mobil Corporation and KMLT, formerly known as GATX Terminals Corporation, alleging natural resource damages related to historic contamination at the Paulsboro terminal. The complaint was filed in Gloucester County, New Jersey. Both ExxonMobil and KMLT filed third party complaints against Support Terminals/Plains seeking to bring Support Terminals/Plains into the case. Support Terminals/Plains filed motions to dismiss the third party complaints, which were denied. Support Terminals/Plains is now joined in the case, and it filed an Answer denying all claims. The court has consolidated the two cases. All private parties and the state participated in two mediation conferences in 2010.

In December 2010, KMLT and Plains Products entered into an agreement in principle with the NJDEP for settlement of the state’s alleged natural resource damages claim. The parties then entered into a Consent Judgment which was subject to public notice and comment and court approval. The natural resource damage settlement includes a monetary award of $1.1 million and a series of remediation and restoration activities at the terminal site. KMLT and Plains Products have joint responsibility for this settlement. Simultaneously, KMLT and Plains Products entered into a settlement agreement that settled each parties’ relative share of responsibility (50/50) to the NJDEP under the Consent Judgment noted above. The Consent Judgment is now entered with the Court and the settlement is final. Now Plains will begin conducting remediation activities at the site and KMLT will provide oversight and 50% of the costs. The settlement with the state does not resolve the original complaint brought by ExxonMobil, however we are now approaching settlement discussions with ExxonMobil. There is no trial date set.

Mission Valley Terminal Lawsuit

In August 2007, the City of San Diego, on its own behalf and purporting to act on behalf of the People of the State of California, filed a lawsuit against KMP and several affiliates seeking injunctive relief and unspecified damages allegedly resulting from hydrocarbon and MTBE impacted soils and groundwater beneath the City’s stadium property in San Diego arising from historic operations at the Mission Valley terminal facility. The case was filed in the Superior Court of California, San Diego County, case number 37-2007-00073033-CU-OR-CTL. On September 26, 2007, KMP removed the case to the United States District Court, Southern District of California, case number 07CV1883WCAB. The City disclosed in discovery that it is seeking approximately $170 million in damages for alleged lost value/lost profit from the redevelopment of the

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City’s property and alleged lost use of the water resources underlying the property. Later, in 2010, the City amended its initial disclosures to add claims for restoration of the site as well as a number of other claims that increased their claim for damages to approximately $365 million.

The Court issued a Case Management Order on January 6, 2011, setting dates for completion of discovery and setting a trial date. In April, 2011, the parties filed a joint stipulation to extend the discovery schedule by approximately 3 months. Now, the parties must complete all fact discovery by January 23, 2012. A mandatory settlement conference is now set for November 2, 2011 and the trial is set for September 25, 2012. KMP has been and will continue to aggressively defend this action. This site has been, and currently is, under the regulatory oversight and order of the California Regional Water Quality Control Board. KMP continues to be in compliance with this agency order as it conducts an extensive remediation effort at the City’s stadium property site.

Kinder Morgan, EPA Section 114 Information Request

On January 8, 2010, Kinder Morgan, Inc., on behalf of Natural Gas Pipeline Company of America LLC, Horizon Pipeline Company and Rockies Express Pipeline LLC, received a Clean Air Act Section 114 information request from the U.S. Environmental Protection Agency, Region V. This information request requires that the three affiliated companies provide the EPA with air permit and various other information related to their natural gas pipeline compressor station operations in Illinois, Indiana, and Ohio. The affiliated companies have responded to the request and believe the relevant natural gas compressor station operations are in substantial compliance with applicable air quality laws and regulations.

Notice of Proposed Debarment

In April 2011, we received Notices of Proposed Debarment from the United States Environmental Protection Agency’s Suspension and Debarment Division, referred to in this Note as the EPA SDD. The Notices propose the debarment of Kinder Morgan Energy Partners, L.P., Kinder Morgan, Inc., Kinder Morgan G.P., Inc., and Kinder Morgan Management, LLC, along with four of KMP’s subsidiaries, from participation in future federal contracting and assistance activities. The Notices allege that certain of the respondents’ past environmental violations indicate a lack of present responsibility warranting debarment. Our objective is to fully comply with all applicable legal requirements and to operate our assets in accordance with our processes, procedures and compliance plans. We are performing better than industry averages in our incident rates and in our safety performance, all of which is publicly reported on our website. We take environmental compliance very seriously, and look forward to demonstrating our present responsibility to the EPA SDD through this administrative process and KMP is engaged in discussions with the EPA SDD with the goal of resolving this matter in a cooperative fashion. We do not anticipate that the resolution of this matter will have a material adverse impact on our business, financial position, results of operations or cash flows.

Other Environmental

We are subject to environmental cleanup and enforcement actions from time to time. In particular, CERCLA generally imposes joint and several liability for cleanup and enforcement costs on current and predecessor owners and operators of a site, among others, without regard to fault or the legality of the original conduct, subject to the right of a liable party to establish a “reasonable basis” for apportionment of costs. Our operations are also subject to federal, state and local laws and regulations relating to protection of the environment. Although we believe our operations are in substantial compliance with applicable environmental law and regulations, risks of additional costs and liabilities are inherent in pipeline, terminal and carbon dioxide field and oil field operations, and there can be no assurance that we will not incur significant costs and liabilities.

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(Unaudited)

Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies under the terms of authority of those laws, and claims for damages to property or persons resulting from our operations, could result in substantial costs and liabilities to us.

We are currently involved in several governmental proceedings involving alleged violations of environmental and safety regulations. As we receive notices of non-compliance, we negotiate and settle these matters. We do not believe that these alleged violations will have a material adverse effect on our business, financial position, results of operations or cash flows.

We are also currently involved in several governmental proceedings involving groundwater and soil remediation efforts under administrative orders or related state remediation programs. We have established a reserve to address the costs associated with the cleanup.

In addition, we are involved with and have been identified as a potentially responsible party in several federal and state superfund sites. Environmental reserves have been established for those sites where our contribution is probable and reasonably estimable. In addition, we are from time to time involved in civil proceedings relating to damages alleged to have occurred as a result of accidental leaks or spills of refined petroleum products, natural gas liquids, natural gas and carbon dioxide. See “—Pipeline Integrity and Releases” above for additional information with respect to ruptures and leaks from our pipelines.

General

Although it is not possible to predict the ultimate outcomes, we believe that the resolution of the environmental matters set forth in this note will not have a material adverse effect on our business, financial position, results of operations or cash flows. However, we are not able to reasonably estimate when the eventual settlements of these claims will occur and changing circumstances could cause these matters to have a material adverse impact. As of September 30, 2011, we have accrued an environmental reserve of $81.9 million, and we believe that these pending environmental matters will not have a material adverse impact on our business, cash flows, financial position or results of operations. In addition, as of September 30, 2011, we have recorded a receivable of $5.4 million for expected cost recoveries that have been deemed probable. As of December 31, 2010, our environmental reserve totaled $79.8 million and our estimated receivable for environmental cost recoveries totaled $8.6 million. Additionally, many factors may change in the future affecting our reserve estimates, such as (i) regulatory changes; (ii) groundwater and land use near our sites; and (iii) changes in cleanup technology.

Other

We are a defendant in various lawsuits arising from the day-to-day operations of our businesses. Although no assurance can be given, we believe, based on our experiences to date and taking into account established reserves, that the ultimate resolution of such items will not have a material adverse impact on our business, financial position, results of operations or cash flows.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

12. Regulatory Matters

Kinder Morgan Interstate Gas Transmission Pipeline—Franklin to Hastings Expansion Project

KMIGT has filed a prior notice request to expand and replace certain mainline pipeline facilities to create up to 10,000 dekatherms per day of firm transportation capacity to serve an ethanol plant located near Aurora, Nebraska. The estimated cost of the facilities is $18.4 million. The project was constructed and went into service on April 14, 2011.

FERC Natural Gas Fuel Tracker Proceedings

Trailblazer Pipeline Company LLC

On April 28, 2011, the FERC issued an Order Rejecting Tariff Record and Denying Waiver in Trailblazer Pipeline Company LLC’s annual fuel tracker filing at Docket No. RP11-1939-000. The order required Trailblazer to make a compliance filing for its annual Expansion Fuel Adjustment Percentage (EFAP) pursuant to its tariff. In its previous two annual tracker filings, Trailblazer received authorization by the FERC to defer collection of its fuel deferred account until a future period by granting a waiver of various fuel tracker provisions. In the Docket No. RP11-1939 filing, Trailblazer again asked for tariff waivers that would defer the collection of its fuel deferred account to a future period, which the FERC denied. Trailblazer has filed for rehearing of the FERC’s April 28, 2011 order, which is pending before the FERC.

On May 2, 2011, Trailblazer filed to re-determine its EFAP in compliance with the April 28, 2011 order, implementing a revised EFAP rate of 8.14%, which included the proposed recovery of the deferred account. On May 18, 2011, the FERC issued an order rejecting the May 2, 2011 filing, on the basis that the filing to implement a revised EFAP must be accomplished as a new proceeding, not as a compliance filing. Trailblazer has filed for rehearing of the May 18, 2011 order, which is also pending before the FERC.

On June 3, 2011, Trailblazer filed in a new proceeding, Docket No. RP11-2168-000, revised tariff records to redetermine its EFAP, with a proposed effective date of July 1, 2011. Trailblazer included three EFAP rate options. In addition, under two of the options, Trailblazer proposed to continue to defer collection of the deferred account until a future date. In an order dated July 1, 2011, referred to in this Note as the July 1 Order, the FERC rejected the two options to defer recovery of the deferred account and accepted the option that included recovery of the entire deferred account. Specifically, the FERC approved an EFAP rate of 8.69%, subject to refund, effective July 1, 2011 and established hearing proceedings to determine the appropriate throughput, revenue and cost data to use for determining the EFAP and the composition, accounting and proposed recovery methodology for amounts in the deferred account. In the July 1 Order, the FERC determined that Trailblazer could not charge negotiated rate shippers a fuel rate above the caps established in their negotiated rate agreements with Trailblazer and that operation of the cap was not an issue for hearing. As a result of this determination, Trailblazer recognized a $13.1 million operating expense in the second quarter of 2011 for the amount of the deferred costs that is potentially attributable to the negotiated rate shippers. Trailblazer sought rehearing of the July 1 Order, and a prehearing conference held on July 14, 2011 established a procedural schedule that results in a hearing in April 2012. Trailblazer continues to pursue full recovery of the amount reserved pursuant to the Docket No. RP11-2168-000 proceeding. Trailblazer has been engaged in settlement discussions with the active parties to this proceeding and has reached an agreement in principle with such parties. As a result, on October 7, 2011, Trailblazer filed a motion to suspend the procedural schedule for 15 days to allow the parties to resolve the remaining issues in this proceeding and avoid the need for a hearing. The Chief Judge granted Trailblazer’s motion to suspend the procedural schedule and required a status report on the timing for filing the settlement by October 28, 2011. Given that the parties continue to finalize the settlement documents, Trailblazer will file to

KINDER MORGAN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

continue to suspend the procedural schedule for another 15-day period. Upon execution of the necessary settlement documents, Trailblazer will file a motion to terminate the hearing procedure.

On July 25, 2011, Trailblazer filed, in Docket No. RP11-2295-000, to apply the EFAP rate to additional classes of shippers, including interruptible transportation, backhaul transportation, and overrun transportation to be effective September 1, 2011. On August 31, 2011, the FERC issued an order rejecting Trailblazer’s proposed tariff records on the basis that the tariff changes are contrary to Trailblazer’s Docket No. RP10-492-000 Settlement and violate the prohibition against retroactive ratemaking by proposing to charge shippers for under-recoveries that occurred prior to the effective date of the tariff provision. Trailblazer has filed for rehearing of the August 31, 2011 order, which is pending before the FERC. Furthermore, Trailblazer does not expect the entire fuel tracker proceedings discussed above to have a material adverse impact on its business, financial position, results of operations or cash flows.

Rockies Express Pipeline LLC

On March 1, 2011, Rockies Express Pipeline LLC made its annual filing to revise its fuel lost and unaccounted for percentage, referred to as its FL&U rate, applicable to its shippers effective April 1, 2011. In this filing, Rockies Express requested an increase in its FL&U rate due to a decline in the price of natural gas used to index its FL&U rate that had resulted in a fuel tracker receivable balance as of December 31, 2010. Rockies Express proposed two options to allow it to recover these costs.

On March 30, 2011, the FERC notified Rockies Express that it had rejected the first option and that the second option, while accepted effective April 1, 2011, was under further FERC review. This event caused Rockies Express to reconsider the recoverability of a portion of its fuel tracker receivable balance that would have been recovered from one shipper. Therefore, in the first quarter of 2011, Rockies Express reduced its fuel tracker receivable balance by $8.2 million and recorded the same amount as additional operations and maintenance expense.

NGPL—2012 Storage Optimization Project—Docket No. CP11-547

On September 20, 2011, NGPL filed with FERC a certificate application regarding its 2012 NGPL Storage Optimization Project. Specifically, NGPL requested to: (i) construct and operate a new 3,550 horsepower (hp) gas fired compressor unit at NGPL’s existing Compressor Station No. 205 located near Keota in Washington County, Iowa (CS 205); (ii) construct and operate a new “greenfield” compressor station consisting of 22,000 hp electric compressor unit to be located near Altamont in Effingham County, Illinois; (iii) reduce cushion gas inventory by 5 Bcf at NGPL’s North Lansing Storage Field located near Longview in Harrison County, Texas; (iv) abandon in place various gas fired compressor units at NGPL’s Compressor Station No. 310 and 311 located respectively near Centralia in Clinton County, Illinois and near Hammond in Piatt County, Illinois; and (v) obtain a pre-determination that rolled-in rate treatment for the costs of the proposed facilities is appropriate. The project has a total cost of $57.6 million. NGPL requested that FERC issue its order in this proceeding on or before April 30, 2012 to allow for a December 2012 commencement of service for the proposed new facilities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

13. Recent Accounting Pronouncements

Accounting Standards Updates

None of the Accounting Standards Updates (ASU) that we adopted and that became effective January 1, 2011 had a material impact on our consolidated financial statements.

ASU No. 2011-04

On May 12, 2011, the Financial Accounting Standards Board (FASB) issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This ASU amends U.S. generally accepted accounting principles (GAAP) and results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and international financial reporting standards (IFRS). The amendments in this ASU change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements; however, the amendment’s requirements do not extend the use of fair value accounting, and for many of the requirements, the FASB does not intend for the amendments to result in a change in the application of the requirements in the “Fair Value Measurement” Topic of the Codification. Additionally, ASU No. 2011-04 includes some enhanced disclosure requirements, including an expansion of the information required for Level 3 fair value measurements. ASU No. 2011-04 is effective for interim and annual periods beginning on or after December 15, 2011 (January 1, 2012 for us). The amendments in this ASU are to be applied prospectively, and early adoption is prohibited. We are currently reviewing the effects of ASU No. 2011-04.

ASU No. 2011-05

On June 16, 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income.” This ASU eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. An entity can elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. ASU No. 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 (January 1, 2012 for us) and interim and annual periods thereafter. Early adoption is permitted, and full retrospective application is required. Since this ASU pertains to disclosure requirements only, the adoption of this ASU will not have a material impact on our consolidated financial statements.

ASU No. 2011-08

On September 15, 2011, the FASB issued ASU No. 2011-8, “Testing Goodwill for Impairment.” This ASU allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test prescribed by current accounting principles. However, the quantitative impairment test is required if an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative goodwill impairment test, and then resume performing the qualitative assessment in any subsequent period. ASU No. 2011-8 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 (January 1, 2012 for us), and early adoption is permitted. We performed our 2011 annual goodwill impairment test on May 31, and we are currently reviewing the effects of ASU No. 2011-8.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

ASU No. 2011-09

On September 21, 2011, the FASB issued ASU No. 2011-9, “Compensation—Retirement Benefits—Multiemployer Plans (Subtopic 715-80).” The amendments in this ASU require that employers provide, on an annual basis, additional separate disclosures for all individually significant multiemployer pension plans and multiemployer other postretirement benefit plans. The revisions do not change the current recognition and measurement guidance for an employer’s participation in a multiemployer plan. ASU No. 2011-9 is effective for fiscal years ending after December 15, 2011 (December 31, 2011 for us). Early adoption is permitted and retrospective application is required. We are currently reviewing the effects of ASU No. 2011-9.

14. Reconciliation of Significant Asset Balances

The following is a reconciliation between KMP’s significant asset balances as reported in KMP’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, incorporated by reference, and our consolidated asset balances as shown on our accompanying consolidated balance sheets (in millions):

	September 30, 2011	December 31, 2010
Property, plant and equipment, net—KMP	$15,344.1	$14,603.9
Purchase accounting adjustments associated with our investment in KMP	2,344.7	2,445.2
Property, plant and equipment, net—KMI	27.1	21.6

Property, plant and equipment, net	$17,715.9	$17,070.7

Investments—KMP	$3,272.5	$3,886.0
Purchase accounting adjustments associated with our investment in KMP	136.5	139.3
Investments—KMI	259.7	265.8

Investments	$3,668.7	$4,291.1

Goodwill—KMP	$1,303.3	$1,233.6
Purchase accounting adjustments associated with our investment in KMP	3,637.3	3,597.3

Goodwill	$4,940.6	$4,830.9

Annex A

AGREEMENT AND PLAN OF MERGER

Dated as of October 16, 2011

among

KINDER MORGAN, INC.,

SHERPA MERGER SUB, INC.,

SHERPA ACQUISITION, LLC,

SIRIUS HOLDINGS MERGER CORPORATION,

SIRIUS MERGER CORPORATION

and

EL PASO CORPORATION

A-i

(continued)

A-ii

(continued)

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 16, 2011 (this “Agreement”), is by and among El Paso Corporation, a Delaware corporation (the “Company”), Sirius Holdings Merger Corporation, a Delaware corporation and direct, wholly owned subsidiary of the Company (“New EP”), Sirius Merger Corporation, a Delaware corporation and direct, wholly owned Subsidiary of New EP (“Merger Sub One”), Kinder Morgan, Inc., a Delaware corporation (“Parent”), Sherpa Merger Sub, Inc., a Delaware corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub Two”) and Sherpa Acquisition, LLC, a Delaware limited liability company and a direct, wholly owned Subsidiary of Parent (“Merger Sub Three”). Certain terms used in this Agreement are defined in Section 8.11.

WHEREAS, the Boards of Directors of the Company (the “Company Board”), New EP, Merger Sub One and Merger Sub Two have, and the sole member of Merger Sub Three has, approved and declared advisable, and the Board of Directors of Parent (the “Parent Board”) has approved, this Agreement and the Transactions, on the terms and subject to the conditions provided for in this Agreement;

WHEREAS, as a condition to the Company entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, the Company is entering into a voting agreement with certain stockholders of Parent (the “Voting Agreement”) pursuant to which, among other things, each of those stockholders has agreed, subject to the terms of the Voting Agreement, to vote all shares of Parent Common Stock owned by such stockholder in accordance with the terms of the Voting Agreement;

WHEREAS, Parent will enter into a warrant agreement in the form attached hereto as Exhibit A at or prior to the Second Effective Time; and

WHEREAS, for federal income tax purposes, it is intended that the (i) the First Merger and the LLC Conversion, taken together and (ii) the Second Merger and the Third Merger, taken together will each qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”) and that this Agreement constitutes, and is adopted as, a plan of reorganization for purposes of Sections 354 and 361 of the Code.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound, Parent, Merger Sub One, Merger Sub Two, Merger Sub Three, New EP and the Company agree as follows:

ARTICLE I

The Transactions

SECTION 1.1. The Mergers and LLC Conversion.

(a) Upon the terms and subject to the conditions set forth in this Agreement and the Agreement and Plan of Merger attached hereto as Exhibit B (the “First Merger Agreement”), and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the First Effective Time (as defined below), Merger Sub One shall be merged with and into the Company (the “First Merger”) and the separate corporate existence of Merger Sub One shall cease, and the Company shall be the surviving corporation in the First Merger (the “EP Surviving Company”).

(b) Immediately following the First Effective Time, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and the Limited Liability Company Act of the State of Delaware (the “DLLCA”), at the Conversion Effective Time, the EP Surviving Company shall be converted into a Delaware limited liability company (the “EP Converted LLC”) in accordance with Section 266 of the DGCL and Section 18-214 of the DLLCA (the “LLC Conversion”).

(c) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Second Effective Time (as defined below), Merger Sub Two shall be merged with and into New EP (the “Second Merger”) and the separate corporate existence of Merger Sub Two shall cease, and New EP shall be the surviving corporation in the Second Merger (the “New EP Surviving Corporation”).

(d) Immediately following the Second Effective Time (as defined below), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA, the New EP Surviving Corporation shall be merged with and into Merger Sub Three (the “Third Merger”) and the separate corporate existence of New EP Surviving Corporation shall cease, and Merger Sub Three shall be the surviving limited liability company in the Third Merger (the “New EP Surviving LLC”).

SECTION 1.2. Closing. Subject to the provisions of Article VI, the closing of the Transactions (other than the closing of the First Merger and the LLC Conversion which are intended to occur prior to the Closing) (the “Closing”) shall take place at the offices of Weil, Gotshal & Manges LLP, 700 Louisiana Street, Suite 1600, Houston, TX 77002, at 10:00 a.m. local time, on the second (2nd) business day after the satisfaction or waiver of the conditions set forth in Article VI (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other place, date and time as the Company and Parent shall agree; provided, that the parties agree that in no event shall the Closing occur prior to a date that is at least twenty 20 days after the mailing of the Appraisal Notice (as defined in Section 5.1(a)). The date on which the Closing actually occurs is referred to as the “Closing Date.”

SECTION 1.3. Effective Times.

(a) Subject to the provisions of this Agreement and the First Step Merger Agreement, as soon as reasonably practicable following the Company Stockholder Approval the parties shall file with the Secretary of State of the State of Delaware a certificate of merger for the First Merger, executed in accordance with the relevant provisions of the DGCL (the “First Certificate of Merger”) and shall make all other filings or recordings required under the DGCL in connection with the First Merger. The First Certificate of Merger will provide that the First Merger shall become effective at 12:01 a.m. (Eastern time) on the date immediately following the date of the filing of the First Certificate of Merger or at such other time as is agreed to by the parties to this Agreement and specified in the First Certificate of Merger (the time at which the First Merger becomes effective is herein referred to as the “First Effective Time”).

(b) Subject to the provisions of this Agreement, as soon as practicable following the First Effective Time the parties shall file with the Secretary of State of the State of Delaware a certificate of conversion for the LLC Conversion, executed in accordance with the relevant provisions of the DLLCA (the “Certificate of Conversion”) and shall make all other filings or recordings required under the DGCL and DLLCA in connection with the LLC Conversion. The Certificate of Conversion will provide that the LLC Conversion shall become effective at 12:02 a.m. (Eastern time) on the date immediately following the date of the filing of the Certificate of Conversion or at such other time as is agreed to by the parties to this Agreement and specified in the Certificate of Conversion (the time at which the LLC Conversion becomes effective is herein referred to as the “Conversion Effective Time”).

(c) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date the parties shall file with the Secretary of State of the State of Delaware a certificate of merger for the Second Merger, executed in accordance with the relevant provisions of the DGCL (the “Second Certificate of Merger”) and shall make all other filings or recordings required under the DGCL in connection with the Second Merger. The Second Certificate of Merger will provide that the Second Merger shall become effective at 12:01 a.m. (Eastern time) on the date immediately following the date of the filing of the Second Certificate of Merger or at such other time as is agreed to by the parties to this Agreement and specified in the Second Certificate of Merger (the time at which the Second Merger becomes effective is herein referred to as the “Second Effective Time”).

(d) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date the parties shall file with the Secretary of State of the State of Delaware a certificate of merger for the Third Merger, executed in accordance with the relevant provisions of the DGCL and DLLCA (the “Third Certificate of Merger” and collectively with the First Certificate of Merger, the Certificate of Conversion and the Second Certificate of Merger, the “Delaware Filings”) and shall make all other filings or recordings required under the DGCL and DLLCA in connection with the Third Merger. The Third Certificate of Merger will provide that the Third Merger shall become effective at 12:02 a.m. (Eastern time) on the date immediately following the date of the filing of the Third Certificate of Merger or at such other time as is agreed to by the parties to this Agreement and specified in the Third Certificate of Merger (the time at which the Third Merger becomes effective is herein referred to as the “Third Effective Time”).

SECTION 1.4. Effects of the Mergers and Conversion.

(a) The First Merger shall have the effects set forth in the First Step Merger Agreement and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the First Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub One shall vest in the EP Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub One shall become the debts, liabilities and duties of the EP Surviving Company. After the consummation of the First Merger, all references in this Agreement to the Company, including, but not limited to, references to shares of Company Common Stock, Company Stock Options, Restricted Shares, Company Performance RSUs and/or other securities of the Company shall be deemed, where applicable, to be references to New EP and the same securities of New EP.

(b) The LLC Conversion shall have the effects set forth in the DGCL and the DLLCA.

(c) The Second Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the properties, rights, privileges, powers and franchises of New EP and Merger Sub Two shall vest in the New EP Surviving Corporation and all debts, liabilities and duties of New EP and Merger Sub Two shall become the debts, liabilities and duties of the New EP Surviving Corporation.

(d) The Third Merger shall have the effects set forth in the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Third Effective Time, all the properties, rights, privileges, powers and franchises of the New EP Surviving Corporation and Merger Sub Three shall vest in the New EP Surviving LLC and all debts, liabilities and duties of New EP Surviving Corporation and Merger Sub Three shall become the debts, liabilities and duties of the New EP Surviving LLC.

SECTION 1.5. Organizational Documents of New EP Surviving Corporation.

(a) The certificate of incorporation of New EP, as in effect immediately prior to the Second Effective Time, shall be the certificate of incorporation of the New EP Surviving Corporation from and after the Second Effective Time, and thereafter may be amended as provided therein or by Law, in each case consistent with the obligations set forth in Section 5.8 (the “New EP Surviving Corporation Certificate”).

(b) The by-laws of New EP, as in effect immediately prior to the Second Effective Time, shall be the by-laws of the New EP Surviving Corporation from and after the Second Effective Time, and thereafter may be amended as provided therein or by Law, in each case consistent with the obligations set forth in Section 5.8 (the “New EP Surviving Corporation By-Laws”).

SECTION 1.6. Directors and Officers of New EP Surviving Corporation.

(a) Each of the parties hereto shall take all necessary action to cause the directors of Merger Sub Two immediately prior to the Second Effective Time to be the directors of the New EP Surviving Corporation immediately following the Second Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the New EP Surviving Corporation.

(b) The officers of Merger Sub Two immediately prior to the Second Effective Time shall be the officers of the New EP Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the New EP Surviving Corporation.

ARTICLE II

Effect on Capital Stock

SECTION 2.1. Effect of LLC Conversion and First Merger. At the Conversion Effective Time, by virtue of the LLC Conversion and without any action on the part of the holder of any shares of capital stock of the EP Surviving Company, each issued and outstanding share of capital stock of the EP Surviving Company shall be converted into one (1) limited liability company interest of the EP Converted LLC. At the First Effective Time, by virtue of the First Merger and without any action on the part of the holder of any shares of common stock, par value $3.00 per share, of the Company (the “Company Common Stock”), each issued and outstanding share of capital stock of the Company will be converted into one (1) share of common stock of New EP.

SECTION 2.2. Effect of Second Merger. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub Two:

(a) Capital Stock of Merger Sub Two. Each issued and outstanding share of capital stock of Merger Sub Two shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the New EP Surviving Corporation and shall constitute the only outstanding shares of capital stock of the New EP Surviving Corporation. From and after the Second Effective Time, all certificates representing the common stock of Merger Sub Two shall be deemed for all purposes to represent the number of shares of common stock of the New EP Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Any shares of Company Common Stock that are owned by the Company as treasury stock, and any shares of Company Common Stock owned by Parent, Merger Sub Two or Merger Sub Three, shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange for such cancelled shares, and any shares held by any other Subsidiary of Parent or the Company shall be exchanged for the Per Share Stock Consideration (collectively, the “Excluded Shares”). For the avoidance of doubt, this Section 2.2(b) shall not apply to shares of Company Common Stock held in trust or otherwise set aside from shares held in the Company’s treasury pursuant to or in respect of a Company Benefit Plan.

(c) Conversion of Company Common Stock. Subject to Sections 2.4(h), 2.4(i) and 2.6, each share of Company Common Stock issued and outstanding immediately prior to the Second Effective Time (other than Excluded Shares and Dissenting Shares but, for the avoidance of doubt and subject to the terms and conditions of Section 2.5, including any Restricted Shares and shares of Company Common Stock deemed to be issued under or in respect of Company Stock Options, Company Performance RSUs and the Company ESPP (on the Last Exercise Date) pursuant to the terms and conditions of Section 2.5) shall be converted into and shall thereafter represent the right to receive the following consideration (the “Merger Consideration”):

(i) Mixed Election Shares. Each share of Company Common Stock with respect to which an election to receive a combination of stock and cash (a “Mixed Election”) has been effectively made and not revoked pursuant to Section 2.2 (each, a “Mixed Consideration Election Share”) and, except to the extent provided in Section 2.2(e), each No Election Share (as that term is defined in Section 2.3(b)) shall be converted into the right to receive the combination (which combination shall hereinafter be referred to as the “Per Share Mixed Consideration”) of (x) $14.65 in cash without interest (the “Per Share Cash Amount”), (y) 0.4187 of a share of validly issued, fully paid and nonassessable shares of Class P common stock, par value $0.01 per share of

Parent (“Parent Class P Stock,” and such fraction of a share, the “Mixed Election Stock Exchange Ratio”) and (z) 0.640 of a warrant, in the form and on the terms specified in the form of warrant agreement attached hereto as Exhibit A which Parent hereby agrees to enter into at or prior to the Second Effective Time (each, a “Parent Class P Warrant”) to purchase one fully paid and nonassessable share of Parent Class P Stock at an exercise price equal to $40.00 per share of Parent Class P Stock (the “Per Share Warrant Consideration”), in each case, subject to adjustment in accordance with Sections 2.2(f) and 2.6.

(ii) Cash Election Shares. Each share of Company Common Stock with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked (each, a “Cash Election Share”) shall be converted (provided that the Available Cash Election Amount (as defined below) equals or exceeds the Cash Election Amount (as defined below)) into the right to receive (x) $25.91 in cash without interest (the “Per Share Cash Election Consideration”) and (y) the Per Share Warrant Consideration, subject to adjustment in accordance with Sections 2.2(c)(ii), 2.2(f) and 2.6; provided, however, that if, (A) the product of the number of Cash Election Shares and the Per Share Cash Election Consideration (such product being the “Cash Election Amount”) exceeds (B) the difference between (x) the product of the Per Share Cash Amount and the total number of shares of Company Common Stock (other than the Excluded Shares, but including, for the avoidance of doubt, Restricted Shares, shares of Company Common Stock issued or deemed to be issued under or in respect of Company Stock Options, Company Performance RSUs and the Company ESPP (on the Last Exercise Date) pursuant to the terms and conditions of Section 2.5) issued and outstanding immediately prior to the First Effective Time minus (y) the product of the number of Mixed Consideration Election Shares (provided that No Election Shares shall be deemed to be Mixed Consideration Election Shares for purposes of this Section 2.2(c)(ii)) and the Per Share Cash Amount (the “Aggregate Mixed Consideration Cash Amount”) minus (z) the Provisional Dissenters Cash Amount (such difference being the “Available Cash Election Amount”), then each Cash Election Share shall be converted into a right to receive (1) an amount of cash (without interest) equal to the product of (p) the Per Share Cash Election Consideration and (q) a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which shall be the Cash Election Amount (such fraction being the “Cash Fraction”), (2) a number of validly issued, fully paid and nonassessable shares of Parent Class P Stock equal to the product of (r) the Exchange Ratio and (s) one (1) minus the Cash Fraction and (3) the Per Share Warrant Consideration. The “Provisional Dissenters Cash Amount” means the product of (x) the number of Dissenting Shares and (y) the sum of the Per Share Cash Election Consideration and the Per Share Warrant Consideration Value.

(iii) Stock Election Shares. Each share of Company Common Stock with respect to which an election to receive stock consideration (a “Stock Election”) is properly made and not revoked (each, a “Stock Election Share”) shall be converted (provided that the Cash Election Amount equals or exceeds the Available Cash Election Amount), into the right to receive (x) 0.9635 shares (the “Exchange Ratio”) of validly issued, fully paid and nonassessable shares of Parent Class P Stock and (y) the Per Share Warrant Consideration, subject to adjustment in accordance with Sections 2.2(c)(iii), 2.2(f) and 2.6 (the “Per Share Stock Consideration”); provided, however, that if the Available Cash Election Amount exceeds the Cash Election Amount, then each Stock Election Share shall be converted into the right to receive (1) an amount of cash (without interest) equal to the amount of such excess divided by the number of Stock Election Shares, (2) a number of validly issued, fully paid and nonassessable shares of Parent Class P Stock equal to the product of (x) the Exchange Ratio and (y) a fraction, the numerator of which shall be the Per Share Cash Election Consideration minus the amount calculated in clause (1) of this paragraph and the denominator of which shall be the Per Share Cash Election Consideration and (3) the Per Share Warrant Consideration.

(d) Certificates. As of the Second Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) which immediately prior to the Second Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, any dividends or other distributions to which such holder is entitled pursuant to Section 2.4(g) and cash in lieu of any fractional shares of Parent Class P Stock or

Fractional Parent Class P Warrants to which such holder is entitled pursuant to Section 2.4(h) or Section 2.4(i), respectively, in each case to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.4(c), without interest.

(e) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Second Effective Time and which are held by a stockholder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (such stockholders, the “Dissenting Stockholders” and such shares of Company Common Stock, the “Dissenting Shares”), shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead such holder shall be entitled to payment of the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL (and at the Second Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost rights to appraisal under the DGCL. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right following the Election Deadline, such holder’s shares shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Second Effective Time, the Per Share Mixed Consideration payable in accordance with Section 2.2(c), without any interest thereon; provided, however, that each such share shall instead be converted into the right to receive the Per Share Stock Consideration if the condition set forth in Section 6.1(e) is otherwise unable to be satisfied. The Company shall give Parent (A) prompt notice of any written demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal in accordance with the provisions of Section 262 of the DGCL, and (B) the opportunity to participate in all negotiations and proceedings with respect to such demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.4 to pay for shares of Company Common Stock for which appraisal rights have been perfected shall be returned to Parent upon demand.

(f) Tax Treatment.

(i) If the condition set forth in Section 6.1(e) is unable to be satisfied because the Threshold Percentage (determined without regard to this sentence) would be less than 41%, then a number of Cash Election Shares shall instead be converted, on a pro rata basis, into the right to receive the Per Share Mixed Consideration such that the recomputed Threshold Percentage is equal to 41%, and

(ii) if following the adjustment set forth in clause (i) the condition set forth in Section 6.1(e) is unable to be satisfied because the Threshold Percentage (determined without regard to this sentence) would be less than 41% , then with respect to the Mixed Consideration Election Shares (including No Election Shares) the Per Share Cash Amount shall be decreased, and the Mixed Election Stock Exchange Ratio shall be correspondingly increased, such that the recomputed Threshold Percentage is equal to 41%.

(iii) The term “Threshold Percentage” shall mean the quotient, expressed as a percentage, of (x) the Total Stock Consideration, divided by (y) the sum of (A) the Available Cash Election Amount, (B) the Aggregate Mixed Consideration Cash Amount (excluding any portion of such amount payable to holders of Restricted Shares as to which a valid and timely election under Section 83(b) of the Code was not made (“Non-Section 83(b) Restricted Shares”) or with respect to shares of Company Common Stock issued or deemed to be issued under or in respect of Company Stock Options, Company Performance RSUs and the Company ESPP (on the Last Exercise Date) pursuant to the terms and conditions of Section 2.5), (C) Total Stock Consideration, (D) the Total Warrant Consideration, (E) the Provisional Dissenters Cash Amount (excluding any portion of such amount attributable to holders of Non-Section 83(b) Restricted Shares) and (F) Transfer Taxes paid by the Company pursuant to Section 5.10(b)(i).

(iv) The term “Total Stock Consideration” shall mean the product of (x) the aggregate number of shares of Parent Class P Stock (determined after giving effect to adjustment in accordance with Section 2.2(c)) issued to holders of Company Common Stock (other than holders of Non-Section 83(b) Restricted Shares or with respect to shares of Company Common Stock issued or deemed to be issued under or in respect of Company Stock Options, Company Performance RSUs and the Company ESPP (on the Last Exercise Date) pursuant to the terms and conditions of Section 2.5) hereunder, and (y) $26.89.

(v) The term “Total Warrant Consideration” shall mean the product of (x) the aggregate number of Warrants issued to holders of Company Common Stock (other than holders of Non-Section 83(b) Restricted Shares or with respect to shares of Company Common Stock issued or deemed to be issued under or in respect of Company Stock Options, Company Performance RSUs and the Company ESPP (on the Last Exercise Date) pursuant to the terms and conditions of Section 2.5) hereunder, and (y) the Per Share Warrant Consideration Value.

SECTION 2.3. Election Procedures.

(a) Election Form. Not less than thirty (30) days prior to the anticipated Second Effective Time (the “Mailing Date”), an election form in such form as Parent shall reasonably specify (the “Election Form”) shall be mailed to each holder of record of shares of Company Common Stock (subject to the terms and conditions of Section 2.5 in respect of each holder of record of Restricted Shares) and, subject to the terms and conditions of Section 2.5, to each holder of record of Company Stock Options, each holder of record of Company Performance RSUs and each participant in the Company ESPP, in each case as of a record date that is five (5) business days prior to the Mailing Date (the “Election Form Record Date”).

(b) Choice of Election. Each Election Form shall permit the holder (or the beneficial owner through customary documentation and instructions), other than Dissenting Stockholders, to specify (i) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Per Share Mixed Consideration, (ii) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Per Share Stock Consideration, (iii) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Per Share Cash Election Consideration or (iv) that such holder makes no election with respect to such holder’s Company Common Stock. For the avoidance of doubt, each holder of shares of Company Common Stock that ultimately are to be converted into the Merger Consideration in accordance with Section 2.2, each holder of Restricted Shares, each holder of Company Stock Options and each holder of Company Performance RSUs, and each participant in the Company ESPP as of the Last Exercise Date, shall receive the Per Share Warrant Consideration as part of the overall Merger Consideration paid to such holder in respect of each share of Company Common Stock and in no event shall any such holder be entitled to elect not to receive the Per Share Warrant Consideration. Any shares of Company Common Stock (other than Dissenting Shares) with respect to which the Exchange Agent does not receive a properly completed Election Form during the period (the “Election Period”) from the Mailing Date to 5:00 p.m., New York time, on the second (2nd) business day prior to the Second Effective Time (the “Election Deadline”) shall be deemed to be No Election Shares. Parent shall publicly announce the anticipated Election Deadline at least five (5) business days prior to the Election Deadline. If the Second Effective Time is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date (which shall be the second (2nd) business day prior to the Second Effective Time), and Parent shall promptly announce any such delay and, when determined, the rescheduled Election Deadline. For the purposes of this Agreement, “No Election Share” means each share of Company Common Stock for which no election to receive Per Share Mixed Consideration, Per Share Cash Election Consideration or Per Share Stock Consideration has been properly made and received (the “No Election Shares”) in accordance with the terms of this Section 2.3.

(c) New Holders. Parent shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders or beneficial owners of Company Common Stock, Restricted Shares, Company Stock Options or Company Performance RSUs during the Election Period, and the Company shall provide the Exchange Agent all information reasonably necessary for it to perform its duties as specified herein.

(d) Revocations; Exchange Agent. Any election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form during the Election Period. After a Cash Election, a Stock Election or a Mixed Election is validly made with respect to any shares of Company Common Stock, any subsequent transfer of such shares of Company Common Stock shall automatically revoke such election. Any Election Form may be revoked or changed by the person submitting it, by written notice received by the Exchange Agent during the Election Period. In the event an Election Form is revoked during the Election Period, the shares of Company Common Stock represented by such Election Form shall be deemed to be No Election Shares, except to the extent a subsequent election is properly made during the Election Period. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent or the Company or the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

SECTION 2.4. Exchange of Certificates.

(a) Exchange Agent. Prior to the Mailing Date, Parent shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging Certificates for Merger Consideration. As soon as reasonably practicable after the Second Effective Time, but in no event more than five (5) business days following the Second Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of record of shares of Company Common Stock as of the Second Effective Time (and, to the extent commercially practicable, to make available for collection by hand if so elected by such holder of record), whose shares of Company Common Stock were converted into the right to receive the Merger Consideration, a letter of transmittal (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Exchange Agent) in such form as the Company and Parent may reasonably agree, including instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) to the Exchange Agent in exchange for the Merger Consideration, cash in lieu of any fractional shares payable pursuant to Section 2.4(h) and cash in lieu of any fractional warrants payable pursuant to Section 2.4(i).

(b) Deposit. At or prior to the Second Effective Time, Parent shall cause to be deposited with the Exchange Agent, in trust for the benefit of the holders of shares of Company Common Stock, Restricted Shares, Company Stock Options and Company Performance RSUs, shares of Parent Class P Stock (which shall be in non-certificated book-entry form), Parent Class P Warrants (which shall be in non-certificated book-entry form) and an amount of cash in U.S. dollars sufficient to be issued and paid pursuant to Section 2.2 and Section 2.4(h), payable upon due surrender of the Certificates or other evidence of Restricted Shares, Company Stock Options and Company Performance RSUs (or effective affidavits of loss in lieu thereof) pursuant to the provisions of this Article II. Following the Second Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, cash in U.S. dollars sufficient to pay any dividends and other distributions pursuant to Section 2.4(g), any Parent Class P Stock sufficient to pay any Stock Consideration and Parent Class P Warrants sufficient to pay any Per Share Warrant Consideration, in each case, that may be payable from time to time following the Second Effective Time. All cash, book-entry certificates representing Parent Class P Stock and book-entry certificates representing Parent Class P Warrants deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund.” The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued or paid pursuant to this Article II out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided that no such investment or losses thereon shall affect the Merger Consideration payable to holders of Company Common Stock entitled to receive such consideration or cash in lieu of fractional interests and Parent shall promptly cause to be provided additional funds to the Exchange Agent for the benefit of holders of Company Common Stock entitled to receive such consideration in the amount of any such losses. Any interest and other income resulting from such investments shall be the property of, and paid to, Parent upon termination of the Exchange Fund.

(c) Exchange. Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration, upon surrender to the Exchange Agent of a Certificate (or effective affidavits of loss in lieu thereof), together with a properly completed letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, will be entitled to receive in exchange therefor (i) the number of shares of Parent Class P Stock (which shall be in non-certificated book-entry form unless a physical certificate is specifically requested) representing, in the aggregate, the whole number of shares of Parent Class P Stock that such holder has the right to receive, (ii) the number of Parent Class P Warrants (which shall be in non-certificated book-entry form unless a physical certificate is specifically requested) representing, in the aggregate, the whole number of Parent Class P Warrants that such holder has the right to receive and/or (iii) a check in the amount that such holder has the right to receive pursuant to this Article II. The Merger Consideration shall be paid as promptly as practicable (by mail or, to the extent commercially practicable, made available for collection by hand if so elected by the surrendering holder of a Certificate) after receipt by the Exchange Agent of the Certificate and letter of transmittal in accordance with the foregoing. No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates. Until so surrendered, each such Certificate shall, after the Second Effective Time, represent for all purposes only the right to receive such Merger Consideration.

(d) Other Payees. If any cash payment is to be made to a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition of such payment that the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the making of such cash payment to a Person other than the registered holder of the surrendered Certificate or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition to the registration thereof that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such registration in the name of a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e) No Further Transfers. From and after the Second Effective Time, there shall be no further registration of transfers of shares of Company Common Stock. From and after the Second Effective Time, the holders of Certificates representing shares of Company Common Stock outstanding immediately prior to the Second Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided in this Agreement or by applicable Law. If, after the Second Effective Time, Certificates are presented to the Exchange Agent or Parent, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article II.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Company Common Stock nine (9) months after the Second Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged his or her shares of Company Common Stock for the Merger Consideration in accordance with this Section 2.4 prior to that time shall thereafter look only to Parent for delivery of the Merger Consideration in respect of such holder’s shares of Company Common Stock. Notwithstanding the foregoing, Parent, Merger Sub One, Merger Sub Two, Merger Sub Three, New EP and the Company shall not be liable to any holder of shares of Company Common Stock for any Merger Consideration delivered to a public official pursuant to applicable abandoned property Laws. Any Merger Consideration remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(g) Dividends and Distributions. No dividends or other distributions with respect to shares of Parent Class P Stock issued in the Merger shall be paid to the holder of any unsurrendered Certificates until such Certificates are surrendered as provided in this Section 2.4. Following such surrender, subject to the effect of escheat, Tax or other applicable Law, there shall be paid, without interest, to the record holder of the shares of Parent Class P Stock, if any, issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of any such shares of Parent Class P Stock with a record date after the Second Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Parent Class P Stock with a record date after the Second Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of shares of Parent Class P Stock, all shares of Parent Class P Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Second Effective Time.

(h) No Fractional Shares. No certificates or scrip representing fractional shares of Parent Class P Stock shall be issued upon the surrender for exchange of Certificates. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Second Merger who would otherwise have been entitled to receive a fraction of a share of Parent Class P Stock (after taking into account all Certificates (or effective affidavits of loss in lieu thereof) delivered by such holder) shall be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.4(h), a cash payment in lieu of such fractional shares representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) (as so reduced, the “share proceeds”) in one or more transactions of a number of shares of Parent Class P Stock, such number equal to the excess of (i) the aggregate number of shares of Parent Class P Stock to be delivered to the Exchange Agent by Parent pursuant to Section 2.4(b) over (ii) the aggregate number of whole shares of Parent Class P Stock to be distributed to the holders of Certificates pursuant to Section 2.4(c) (such excess being, the “Excess Shares”). The parties acknowledge that payment of the cash share proceeds in lieu of issuing certificates or scrip for fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares. As soon as practicable after the Second Effective Time, the Exchange Agent, as agent for the holders of the certificates representing Parent Class P Stock that would otherwise receive fractional shares, shall sell the Excess Shares at then-prevailing prices on the New York Stock Exchange (“NYSE”) in the manner provided in this Section 2.4(h) and shall be executed in round lots to the extent practicable. Until the share proceeds of such sale or sales have been distributed to the holders of such shares of Company Common Stock, or the Exchange Fund is terminated, the Exchange Agent shall hold such share proceeds in trust for the benefit of the holders of such shares of Company Common Stock (the “Fractional Share Proceeds”). The Exchange Agent shall determine the portion of the Fractional Share Proceeds to which each holder of such shares of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate share proceeds comprising the Fractional Share Proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of such shares of Company Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of such shares of Company Common Stock would otherwise be entitled.

(i) No Fractional Parent Class P Warrants. No certificates or scrip representing fractional Parent Class P Warrants shall be issued upon the surrender for exchange of Certificates. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Second Merger who would otherwise have been entitled to receive a fraction of a Parent Class P Warrant (after taking into account all Certificates (or effective affidavits of loss in lieu thereof) delivered by such holder) shall be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.4(i), a cash payment in lieu of such fractional warrants representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) (as so reduced, the “warrant proceeds”) in one or more transactions of a number of Parent Class P Warrants, such number equal to the excess of (i) the aggregate number of Parent Class P Warrants to be delivered to the Exchange Agent by Parent pursuant to Section 2.4(b) over (ii) the aggregate number of whole Parent Class P Warrants to be distributed to the holders of Certificates pursuant to Section 2.4(c) (such excess being, the “Excess Warrants”).

The parties acknowledge that payment of the cash warrant proceeds in lieu of issuing certificates or scrip for fractional Parent Class P Warrants was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional warrants. As soon as practicable after the Second Effective Time, the Exchange Agent, as agent for the holders of the certificates representing Parent Class P Warrants that would otherwise receive fractional Parent Class P Warrants, shall sell the Excess Warrants at then-prevailing prices on the NYSE or NASDAQ, as applicable, in the manner provided in this Section 2.4(i) and shall be executed in round lots to the extent practicable. Until the warrant proceeds of such sale or sales have been distributed to the holders of such shares of Company Common Stock, or the Exchange Fund is terminated, the Exchange Agent shall hold such warrant proceeds in trust for the benefit of the holders of such shares of Company Common Stock (the “Fractional Warrant Proceeds”). The Exchange Agent shall determine the portion of the Fractional Warrant Proceeds to which each holder of such shares of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate warrant proceeds comprising the Fractional Warrant Proceeds by a fraction, the numerator of which is the amount of the fractional warrant interest to which such holder of such shares of Company Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional warrant interests to which all holders of such shares of Company Common Stock would otherwise be entitled.

(j) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate as contemplated by this Article II.

(k) Withholding Taxes. Parent, Merger Sub Two, Merger Sub Three and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of Company Stock Options, Company Performance RSUs, shares of Company Common Stock (including, for the avoidance of doubt, Restricted Shares) or a participant in the Company ESPP pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign tax Law. To the extent amounts are so withheld and paid over to the appropriate taxing authority, such withheld amounts shall be treated for the purposes of this Agreement as having been paid to the former holder of the Company Stock Options, Company Performance RSUs, shares of Company Common Stock (including, for the avoidance of doubt, Restricted Shares) or the former participant in the Company ESPP, as applicable, in respect of whom such withholding was made. If withholding is required from shares of Parent Class P Stock or Parent Class P Warrants, Parent and the Exchange Agent shall be treated as having sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the appropriate taxing authority.

SECTION 2.5. Treatment of Stock Options, Restricted Shares, Company Performance RSUs and Company ESPP. As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Second Effective Time, the Company Board (or, if appropriate, any committee administering any Company Stock Plan or the Company ESPP) will adopt resolutions, and the Company will take all other actions as may be necessary or required in accordance with applicable Law, each Company Stock Plan (including, the award agreements in respect of awards granted thereunder) and the Company ESPP to give effect to this Section 2.5 to provide that:

(a) Treatment of Company Stock Options. Each Company Stock Option outstanding immediately prior to the Second Effective Time (whether or not then vested or exercisable), by virtue of the occurrence of the Closing and without any action on the part of any holder of any Company Stock Option, will be deemed exercised pursuant to a cashless exercise for that number of shares of Company Common Stock (the “Net Exercise Shares”) equal to, rounded down to the nearest whole share, (i) the number of shares of Company Common

Stock subject to such Company Stock Option immediately prior to the Second Effective Time minus (ii) the number of whole and partial (computed to the nearest four decimal places) shares of Company Common Stock subject to such Company Stock Option which, when multiplied by the Fair Market Value (as such term is defined in the applicable Company Stock Plan) of a share of Company Common Stock as of immediately prior to the Second Effective Time, is equal to the aggregate exercise price of such Company Stock Option. Each Net Exercise Share shall, subject to the terms and conditions of Section 2.5(d), be deemed to be an outstanding share of Company Common Stock for purposes of Sections 2.2(c) and 2.3; provided, that, subject to the terms and conditions of Section 2.5(d), only a Mixed Election or Cash Election may be made in respect of such share.

(b) Treatment of Restricted Stock. Each Restricted Share that is outstanding immediately prior to the Second Effective Time shall, as of the Second Effective Time, automatically and without any action on the part of the holder thereof, vest and the restrictions with respect thereto shall lapse, and each Restricted Share shall, subject to the terms and conditions of Section 2.5(d), be treated as an outstanding share of Company Common Stock for purposes of this Article II; provided that, subject to the terms and conditions of Section 2.5(d), only a Mixed Election or Cash Election may be made in respect of such share.

(c) Treatment of Restricted Stock Units. Each Company restricted stock unit that is subject to vesting based on the achievement of performance conditions (“Company Performance RSU”) that is outstanding immediately prior to the Second Effective Time will, effective immediately prior to the Second Effective Time, vest based on a target payout percentage of 100%, and the shares of Company Common Stock deemed to be issued in settlement thereof shall, subject to the terms and conditions of Section 2.5(d), be treated as an outstanding shares of Company Common Stock for purposes of Sections 2.2(c) and 2.3; provided that, subject to the terms and conditions of Section 2.5(d), only a Mixed Election or Cash Election may be made in respect of such shares.

(d) One Election with Respect to Company Equity Awards. Each holder of record of any Company Stock Options, Company Performance RSUs or Restricted Shares or participant in the Company ESPP who receives an Election Form pursuant to Section 2.3 shall, notwithstanding anything in Section 2.3 to the contrary, be permitted to make either a Mixed Election or Cash Election pursuant to Sections 2.2 and 2.3 with respect to all (but not less than all) shares of Company Common Stock issued or deemed to be issued under or in respect of such holder’s aggregate Company Stock Options, Company Performance RSUs, Restricted Shares and rights under the Company ESPP (as of the Last Exercise Date), as applicable, pursuant to the terms and conditions of this Section 2.5. For the avoidance of doubt, all terms and conditions of this Article II (except that Section 2.2(e) shall apply only to shares of Company Common Stock that are actually issued) not otherwise contradicted by this Section 2.5 shall apply with respect to all shares of Company Common Stock issued or deemed to be issued under or in respect of such holder’s aggregate Company Stock Options, Company Performance RSUs, Restricted Shares and participation in the Company ESPP, as applicable.

(e) Company ESPP. The Company ESPP will continue to be operated in accordance with its terms and past practice for the Offering Period (as defined in the Company ESPP) in effect as of the date of this Agreement (the “Current Offering Period”) and any subsequent Offering Period that begins after the date of this Agreement pursuant to the terms and conditions of the Company ESPP; provided, that if the Second Effective Time occurs prior to the end of the Current Offering Period or any such subsequent Offering Period, the Company will take all action as may be necessary to shorten the Current Offering Period or such subsequent Offering Period so that (i) the Change of Control Exercise Date (as defined in the Company ESPP) shall occur prior to the Second Effective Time (the “Last Exercise Date”) and (ii) the Current Offering Period or such subsequent Offering Period ends on the Last Exercise Date. The Company will, pursuant to, and in accordance with, the terms of the Company ESPP, notify each Company ESPP participant in writing at least ten (10) Trading Days (as defined in the Company ESPP) prior to the Last Exercise Date, and by a date that is no later than the Mailing Date, that the last date during the Current Offering Period or such subsequent Offering Period on which a deemed purchase of shares of Company Common Stock shall occur has been changed to the Last Exercise Date and that his or her deemed purchase right will be exercised automatically on the Last Exercise Date, unless prior to such date, he or she has canceled his or her election to participate in the Current Offering Period, to the extent applicable. Each share of Company Common Stock deemed to be purchased in connection with the application of this Section 2.5(e) shall be deemed to be an outstanding share of Company Common Stock for purposes of Section 2.2(c) and 2.3; provided, that, subject to the terms and conditions of Section 2.5(d), only a Mixed Election or Cash Election may be made in respect of such share.

(f) Notices. Prior to the Second Effective Time, the Company shall deliver to the holders of the Company Stock Options, Company Performance RSUs and Restricted Shares and the participants in the Company ESPP notices, in form and substance reasonably acceptable to Parent, setting forth such holders’ rights pursuant to this Agreement.

(g) Termination of Stock Plans. Prior to the Second Effective Time, the Company shall take all actions necessary to terminate all of its Company Stock Plans and the Company ESPP, such termination to be effective at the Second Effective Time. After the Second Effective Time, all Company Stock Plans and the Company ESPP shall be terminated and no further Company Stock Options or other rights with respect to shares of Company Common Stock shall be granted thereunder.

SECTION 2.6. Adjustments. Notwithstanding any provision of this Article II to the contrary (but without in any way limiting the covenants in Section 5.2), if between the date of this Agreement and the Second Effective Time the outstanding shares of Company Common Stock or Parent Class P Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, split, combination, exchange of shares or similar transaction (other than upon the conversion of any shares of Parent Common Stock in accordance with the Parent Charter Documents as in effect on the date of this Agreement), the Merger Consideration, the Per Share Cash Amount, the Per Share Cash Election Consideration, the Per Share Stock Consideration, the Mixed Election Stock Exchange Ratio, the Per Share Warrant Consideration, the Exchange Ratio and any other similarly dependent item, as the case may be, shall be appropriately adjusted to reflect fully the effect of such stock dividend, subdivision, reclassification, split, combination, exchange of shares or similar transaction and to provide the holder of share of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

ARTICLE III

Representations and Warranties of the Company

Except as disclosed in (a) the disclosure letter delivered by the Company to Parent (the “Company Disclosure Schedule”) prior to the execution of this Agreement; provided that (i) disclosure in any section of such Company Disclosure Schedule shall be deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of the Company Disclosure Schedule that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have a Company Material Adverse Effect or (b) the Company SEC Documents filed with the SEC on or after January 1, 2010 and prior to the date of this Agreement, the relevance of such disclosure being reasonably apparent on its face, but excluding any disclosure contained in any such Company SEC Documents under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading, the Company represents and warrants to Parent as follows:

SECTION 3.1. Organization, Standing and Corporate Power.

(a) Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated and has all requisite corporate, partnership or other applicable power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect on the Company (“Company Material Adverse Effect”).

(b) Each of the Company and its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c) All the outstanding shares of capital stock of, or other equity interests in, each material Subsidiary of the Company have been duly authorized and validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of all liens, pledges, charges, mortgages, encumbrances, adverse rights or claims and security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and the “blue sky” laws of the various States of the United States) (collectively, “Liens”). The Company does not own, directly or indirectly, any capital stock, voting securities or equity interests in any Person material to the Company.

(d) The Company has made available to Parent correct and complete copies of its certificate of incorporation and by-laws (the “Company Charter Documents”) and correct and complete copies of the certificates of incorporation and by-laws (or comparable organizational documents) of each of its material Subsidiaries (the “Company Subsidiary Documents”), in each case as amended to the date of this Agreement. All such Company Charter Documents are in full force and effect and the Company is not in violation of any of its provisions.

SECTION 3.2. Capitalization.

(a) The authorized capital stock of the Company consists of 1,500,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, par value $.01 per share (“Company Preferred Stock”), of which 900,000 shares of Company Preferred Stock are designated as 4.99% Convertible Perpetual Preferred Stock. At the close of business on October 13, 2011, (i) 771,852,913 shares of Company Common Stock (which number includes 6,580,269 shares of Company Common Stock which are Restricted Shares and 1,197,016 held in the El Paso Corporation Benefits Protection Trust II) were issued and outstanding, (ii) 13,873,363 shares of Company Common Stock were held by the Company in its treasury, (iii) 15,153,844 shares of Company Common Stock were reserved for issuance under the Company Stock Plans and 24,368,095 shares of Company Common Stock were subject to outstanding Company Stock Options granted under the Company Stock Plans, (iv) 674,427 shares of Company Common Stock reserved for issuance upon the settlement of outstanding Company Performance RSUs (which number assumes a payout percentage of 100%), (v) 1,988,182 shares of Company Common Stock were eligible for issuance under the Company ESPP, and (vi) no shares of Company Preferred Stock were issued or outstanding. All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Section 3.2(a) of the Company Disclosure Schedule sets forth, as of October 13, 2011, the aggregate number of outstanding options or other rights to purchase or receive shares of Company Common Stock granted under the Company Stock Plans, the Company ESPP or otherwise by the Company. Except (A) as set forth above in this Section 3.2(a) or (B) as otherwise expressly permitted by Section 5.2(a), as of the date of this Agreement there are not, and as of the Second Effective Time there will not be, any shares of capital stock, voting securities or equity interests of the Company issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any shares of capital stock, voting securities or equity interests of the Company, including any representing the right to purchase or otherwise receive any Company Common Stock.

(b) Since the Balance Sheet Date, the Company has not issued any shares of its capital stock, voting securities or equity interests, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock, voting securities or equity interests, other than pursuant to the outstanding options referred to above in Section 3.2(a) or as provided in Section 5.2(a) or the schedules thereto. None of the Company or any of its Subsidiaries has issued or is bound by any outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance or disposition of any shares of capital stock, voting securities or equity interests of any Subsidiary of the Company. Except in connection with the exercise of any Company Stock Options or the vesting, settlement or forfeiture of, or tax withholding with respect to, any equity or equity-based awards granted under the Company Stock Plans and outstanding as of the date of this Agreement, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of the Company or any of its Subsidiaries.

(c) The authorized equity interests of El Paso Pipeline Partners, L.P., a Delaware limited partnership (“EPB”) consist of common units representing limited partner interests in EPB (“EPB Common Units”), Class B units representing limited partner interests in EPB (“EPB Class B Units”), subordinated units representing limited partner interests in EPB (“EPB Subordinated Units”), incentive distribution rights of EPB (the “EPB IDRs”), and general partner units in EPB (“EPB GP Units”). At the close of business on October 13, 2011, the issued and outstanding limited partner interests and general partner interests of EPP consisted of (i) 205,693,269 EPB Common Units, (ii) no EPB Class B Units, (iii) no EPB Subordinated Units, (iv) no outstanding units related to EPB IDRs and (v) 4,197,822 EPB GP Units. No additional EPB GP units are issued to represent IDR payments which are calculated cash payments. All outstanding equity interests of EPB are duly authorized, validly issued, fully-paid and nonassessable and free of preemptive rights.

(d) As of the date of this Agreement, the authorized capital stock of New EP consists of 1,000 shares of common stock, par value $0.01 per share, all of which are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Prior to the First Effective Time, the certificate of incorporation and by-laws of New EP will be amended (the “New EP Charter Amendment”) to be substantially in the same form as the Company’s certificate of incorporation and by-laws, including to authorize the same number of shares of capital stock as currently authorized by the Company’s certificate of incorporation. As of the date of this agreement, all of the issued and outstanding capital stock of New EP is, and until the First Effective Time will be, owned, beneficially and of record, by the Company. New EP was formed solely for the purpose of engaging in the Transactions contemplated by this Agreement. Except for obligations and liabilities incurred in connection with its formation and the Transactions contemplated by this Agreement, New EP has not and will not have incurred, directly or indirectly, an obligations or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

(e) The authorized capital stock of Merger Sub One consists of 1,000 shares of common stock, par value $0.01 per share, all of which are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. All of the issued and outstanding capital stock of Merger Sub One is owned, beneficially and of record, by New EP. Merger Sub One was formed solely for the purpose of engaging in the Transactions contemplated by this Agreement. Except for obligations and liabilities incurred in connection with its formation and the Transactions contemplated by this Agreement, Merger Sub One has not and will not have incurred, directly or indirectly, an obligations or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

SECTION 3.3. Authority; Noncontravention; Voting Requirements.

(a) Each of the Company, New EP and Merger Sub One has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining (i) the Company Stockholder Approval, (ii) the consent of New EP to the Conversion following the First Effective Time, and (iii) approval by the Company of the New EP Charter Amendment and the Second Merger, to perform their respective obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company, New EP and Merger Sub One of this Agreement, and the consummation by the Company, New EP and Merger Sub One of the Transactions, have been duly authorized and approved by the Company Board and the board of directors of New EP and Merger Sub One, and except for obtaining (i) the Company Stockholder Approval for the adoption of this Agreement and the First Merger Agreement, (ii) the consent of New EP to the Conversion following the First Effective Time, and (iii) approval by the Company of the New EP Charter Amendment and the Second Merger, no other corporate action on the part of the Company, New EP and Merger Sub One is necessary to authorize the execution, delivery and performance by the Company, New EP and Merger Sub One of this Agreement and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by the Company, New EP and Merger Sub One and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against each of them in accordance with its terms.

(b) The Company Board, at a meeting duly called and held, has unanimously (i) approved and declared advisable this Agreement and the Transactions and (ii) resolved to recommend that stockholders of the Company adopt this Agreement.

(c) Neither the execution and delivery of this Agreement by the Company, New EP and Merger Sub One nor the consummation by the Company, New EP and Merger Sub One of the Transactions, nor compliance by the Company, New EP and Merger Sub One with any of the terms or provisions of this Agreement, will (i) conflict with or violate any provision of the Company Charter Documents or any of the Company Subsidiary Documents or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4 and the Company Stockholder Approval are obtained and the filings referred to in Section 3.4 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation (each, a “Contract”) or Permit, to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected except, in the case of clauses (x) and (y), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(d) The affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock at the Company Stockholders Meeting or any adjournment or postponement thereof in favor of the adoption of this Agreement and the First Merger Agreement (the “Company Stockholder Approval”) is the only vote or approval of the holders of any class or series of capital stock of the Company or (except as provided in the next sentence) any of its Subsidiaries which is necessary to adopt this Agreement and the Transactions. The vote or consent of New EP as the sole stockholder of the Company following the First Effective Time is the only vote or approval of the holders of any class or series of capital stock of the Company to approve the LLC Conversion. The vote or consent of the Company as the sole stockholder of New EP prior to the First Effective Time is the only vote or consent of the stockholders of New EP necessary to adopt this Agreement and approve the Transactions. The vote or consent of New EP as the sole stockholder of Merger Sub One is the only vote or consent of the stockholders of Merger Sub One necessary to adopt this Agreement and approve the Transactions.

SECTION 3.4. Governmental Approvals. Except for (i) the filing with the SEC of a joint proxy/information statement (or, if Parent reasonably determines that it is required under applicable Law, a joint proxy statement) relating to the Company Stockholders Meeting and Parent Stockholders Meeting (as amended or supplemented from time to time, the “Joint Proxy/Information Statement”), and other filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and the rules of the NYSE, (ii) the Delaware Filings, (iii) filings required under, and compliance with other applicable requirements of, the HSR Act and (iv) filings required under, and compliance with other applicable requirements of, non-U.S. Laws intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment (collectively, “Foreign Antitrust Laws”), no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially impede, interfere with or hinder the consummation of the Transactions or (B) result in a Company Material Adverse Effect.

SECTION 3.5. Company SEC Documents; Undisclosed Liabilities.

(a) The Company and its Subsidiaries have filed and furnished all required reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements with the SEC since December 31, 2009 (collectively and together with all documents filed on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or investigation.

(b) The consolidated financial statements of the Company included in the Company SEC Documents, including, without limitation, the audited financial statements of the Company for the fiscal years ended December 31, 2008, 2009 and 2010, comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole).

(c) The Company has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Company Board (x) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Documents, and the statements contained in such certifications are complete and correct. The management of the Company has completed its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2010, and such assessment concluded that such controls were effective. To the Knowledge of the Company, there are no facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Except (i) as reflected or otherwise reserved against on the balance sheet of the Company and its Subsidiaries as of June 30, 2011 (the “Balance Sheet Date”) (including the notes thereto) included in the Company SEC Documents filed by the Company and publicly available prior to the date of this Agreement, (ii) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (iii) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the Transactions, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether or not accrued or contingent), that would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, other than as have not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.

SECTION 3.6. Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date through the date of this Agreement, there have not been any changes, effects, events or occurrences that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.

(b) From the date of this Agreement there have not been any changes, effects, events or occurrences that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.

(c) Since the Balance Sheet Date (i) the Company and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) neither the Company nor any of its Subsidiaries has taken any action described in Sections 5.2(a)(ii), (iii), (v), (vi), (ix) or (xiv) that if taken after the date of this Agreement and prior to the Second Effective Time without the prior written consent of Parent would violate such provision.

SECTION 3.7. Legal Proceedings. There are no (i) investigations or proceedings pending (or, to the Knowledge of the Company, threatened) by any Governmental Authority with respect to the Company or any of its Subsidiaries or (ii) actions, suits or proceedings pending (or, to the Knowledge of the Company, threatened) against the Company or any of its Subsidiaries or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of any Governmental Authority against the Company or any of its Subsidiaries, in each case of clause (i) or (ii), which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.8. Compliance With Laws; Permits.

(a) The Company and its Subsidiaries are, and since the later of December 31, 2009 and their respective dates of formation or organization have been, in compliance with and are not in default under or in violation of any applicable federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of or undertaking to any Governmental Authority, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and its Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not have, individually or in the aggregate, a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where such suspension or cancellation would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company and its Subsidiaries are not, and since December 31, 2008 have not been, in violation or breach of, or default under, any Company Permit, except where such violation, breach or default would not, individually or in the aggregate, have a Company Material Adverse Effect. As of the date of this Agreement, to the Knowledge of the Company, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Company or any of its Subsidiaries under, any Company Permit, or has caused (or would cause) an applicable Governmental Authority to fail or refuse to issue, renew, extend, any Company Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c) Without limiting the generality of Section 3.8(a), the Company, each of its Subsidiaries, and, to the Knowledge of the Company, each joint venture partner, joint interest owner, consultant, agent, or representative of any of the foregoing, (i) is in compliance with the U.S. Foreign Corrupt Practices Act, and any other U.S. and foreign anti-corruption Laws that are applicable to the Company or its Subsidiaries; (ii) has not, to the knowledge of the Persons set forth on Section 3.8(c) of the Company Disclosure Schedule after due inquiry, been given written notice by any Governmental Authority of any facts which, if true, would constitute a violation of the U.S. Foreign Corrupt Practices Act or any other U.S. or foreign anti-corruption Laws by any such person; and (iii) is not, to the Knowledge of the Company, being (and has not been) investigated by any Governmental Authority except, in each case of the foregoing clauses (i) through (iii), as would not, individually or in the aggregate, have a Company Material Adverse Effect.

SECTION 3.9. Information Supplied. Subject to the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.9, none of the information supplied (or to be supplied) in writing by or on behalf of the Company specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Class P Stock (and the shares of Parent Class P Stock to be issued upon any subsequent exercise of the Parent Class P Warrants) and Parent Class P Warrants in the Second Merger (as amended or supplemented from time to time, the “Form S-4”) will, at the time the Form S-4, or any amendments or supplements thereto, are filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and (b) the Joint Proxy/Information Statement will, on the date it is first mailed to stockholders of the Company and the stockholders of Parent, and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy/Information Statement (except for such portions thereof that relate only to Parent or any Subsidiary of Parent) will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in any of the foregoing documents.

SECTION 3.10. Tax Matters.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate, (ii) the Company and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them (whether or not shown on any Tax Return), except with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves have been established on the financial statements of the Company and its Subsidiaries in accordance with GAAP, (iii) the U.S. consolidated federal income Tax Returns of the Company through the tax year ending 2010 have been examined or are currently being examined by the Internal Revenue Service (or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired), (iv) all assessments for Taxes due with respect to completed and settled examinations or any concluded litigation have been fully paid, (v) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of the Company or any of its Subsidiaries, (vi) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the financial statements of the Company and its Subsidiaries in accordance with GAAP, (vii) none of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) (A) occurring during the two-year period ending on the date of this Agreement, or (B) that otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Transactions, (viii) the Company and each of its Subsidiaries has timely withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor, shareholder or other third party, (ix) none of the Company or any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1), (x) neither the Company nor any of its Subsidiaries is a party to, or bound by, any agreement or arrangement relating to the apportionment, sharing, assignment, indemnification or allocation of any Tax or Tax asset (other than an agreement or arrangement solely among members of a group the common parent of which is the Company) or has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any predecessor or successor thereof or any analogous or similar provision of Law), by contract, agreement or otherwise and (xi) there are no currently effective waivers or extensions of any statute of limitations with respect to any Taxes of the Company or any of its Subsidiaries.

(b) As of the date of this Agreement, there is no limitation under Section 382 or 383 of the Code or the separate return limitation year rules (for the avoidance of doubt, other than such a limitation arising as a result of the transactions contemplated herein) that will have a material adverse impact on the ability of the Company and the members of its affiliated group to utilize their net operating losses, net capital losses and credit carryforwards, taken as a whole. The information contained in IRS Form 4562 and all attachments and supporting statements relating thereto included in the Company’s 2010 U.S. federal income tax return is accurate, other than such inaccuracies as will not have a material adverse impact on the aggregate tax basis position of the Company and the members of its affiliated group with respect to their assets.

(c) The Company and the members of its affiliated group for U.S. federal income tax purposes reported net operating loss carryforwards of $3,118,560,993 for U.S. federal income tax purposes on their 2010 Federal Income Tax Return and such reported amount is accurate in all material respects. The Company’s good faith estimate of the Company’s net operating loss carryforward for U.S. federal income tax purposes as of January 1, 2012 is approximately $4,500,000,000, provided that such estimate (i) includes “bonus” depreciation deductions for U.S. federal income tax purposes with respect to the Upstream Assets of no more than $190,000,000, (ii) is based on taxable income of the Company for the year ending December 31, 2011 set forth on Section 3.10(c) of the Company Disclosure Schedule which does not give effect to any deductions of net operating losses and any bonus depreciation deductions, and (iii) assumes that no action will be taken to elect out of any entitlement of the Company to “bonus” depreciation deductions for U.S. federal income tax purposes with respect to the year ending December 31, 2011 (such estimate, the “Signing Estimated NOL”).

(d) As used in this Agreement, (i) “Tax” or “Taxes” means any and all federal, state, local or foreign or provincial taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with respect thereto and (ii) “Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

SECTION 3.11. Employee Benefits.

(a) Section 3.11(a) of the Company Disclosure Schedule lists all material Company Benefit Plans. “Company Benefit Plans” means (i) all “employee benefit plans” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and (ii) all other compensation or employee benefit plans, programs, policies, agreements or other arrangements, whether or not subject to ERISA, including, cash- or equity or equity-based, employment, retention, change of control, health, medical, dental, disability, accident, life insurance, vacation, severance, retirement, pension, savings, or termination, in each case of (i) and (ii) that are sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries for the benefit of current or former employees, directors or consultants of the Company or its Subsidiaries, or with respect to which the Company or its Subsidiaries have any current or contingent liability. For purposes of this Agreement, the term “Company Foreign Benefit Plan” shall mean any Company Benefit Plan subject to the Laws of any jurisdiction other than the United States.

(b) Except for such claims which would not have, individually or in the aggregate, a Company Material Adverse Effect, no action, dispute, suit, claim, arbitration, or legal, administrative or other proceeding or governmental action is pending or, to the Knowledge of the Company, threatened (x) with respect to any Company Benefit Plan (other than a “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”)) other than claims for benefits in the ordinary course, (y) alleging any breach of the material terms of any Company Benefit Plan (other than a Multiemployer Plan) or any fiduciary duties with respect thereto or (z) with respect to any violation of any applicable Law with respect to such Company Benefit Plan (other than a Multiemployer Plan).

(c) Each Company Benefit Plan (other than a Multiemployer Plan or a Company Foreign Benefit Plan) has been maintained, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code, except for such non-compliance which would not have, individually or in the aggregate, a Company Material Adverse Effect. Any Company Benefit Plan (other than a Multiemployer Plan) intended to be qualified under Section 401 of the Code has received a favorable determination letter from the United States Internal Revenue Service that has not been revoked and, to the Knowledge of the Company, no fact or event has occurred since the date of such determination letter or letters from the Internal Revenue Service that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan. Neither the Company nor any of its Subsidiaries maintains or contributes to or is required to contribute to any plan, agreement or arrangement which provides post-termination or post-retirement medical benefits to any Person, except as required by applicable Law or as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(d) With respect to each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (i) the Company, its Subsidiaries and their respective ERISA Affiliates have complied with the minimum funding requirements under Sections 412, 430 and 431 of the Code and Sections 302, 303 and 304 of ERISA, whether or not waived, (ii) no reportable event within the meaning of Section 4043 of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (iv) no current or contingent liability under Title IV of ERISA has been or is expected to be incurred by the Company, its Subsidiaries or any of their respective ERISA Affiliates (other than for premiums to the PBGC) and (v) the PBGC has not instituted proceedings to terminate any such Company Benefit Plan, except, in each case of (i)-(v), as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, with respect to any Company Benefit Plan (other than a Company Foreign Benefit Plan), all contributions, premiums and other payments due from any of the Company or its Subsidiaries required by Law or any Company Benefit Plan (other than a Company Foreign Benefit Plan) or applicable Company Collective Bargaining Agreement (as defined in Section 3.12(b)) have been made under any such plan to any fund, trust or account established thereunder or in connection therewith by the due date thereof.

(f) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the consummation of the Transactions will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant or officer of the Company or any of its Subsidiaries to severance pay, retention bonuses, parachute payments, non-competition payments, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, consultant or officer, (iii) result in any forgiveness of indebtedness or obligation to fund benefits with respect to any such employee, director or officer or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code. Section 3.11(f) of the Company Disclosure Schedule lists the aggregate number of directors, officers, employees and service providers entitled to a gross-up, make whole or other payment as a result of the imposition of taxes under Section 280G, Section 4999 or Section 409A of the Code pursuant to any agreement or arrangement with the Company or any of its Subsidiaries.

(g) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Foreign Benefit Plan has been established, maintained and administered in compliance with its terms and all applicable Laws of any controlling Governmental Authority; (ii) each Company Foreign Benefit Plan required to be registered has been registered (and where applicable, accepted for registration) and has been maintained in good standing with applicable regulatory authorities; and no material fact or event has occurred that would reasonably be expected to adversely affect such good standing status or result in the imposition of any liability, penalty or Tax under applicable Law; (iii) each Company Foreign Benefit Plan required to be funded and/or book reserved is funded and/or book reserved, as appropriate, in accordance with applicable Law; (iv) all employer and employee contributions to each Company Foreign Benefit Plan required by applicable Law or by the terms of such Company Foreign Benefit Plan have been made, or, if applicable, accrued in accordance with normal accounting practices; and (v) the fair market value of the assets of each funded Company Foreign Benefit Plan, the liability of each insurer for any Company Foreign Benefit Plan funded through insurance or the book reserve established for any Company Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Second Effective Time, with respect to all current or former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Company Foreign Benefit Plan.

SECTION 3.12. Labor Matters.

(a) Except for such matters which would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice during the past two years of the intent of any Governmental Authority responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress. Except for such matters which would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no (and have not been during the two year period preceding the date of this Agreement) strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries, (ii) to the Knowledge of the Company, there is no (and has not been during the two year period preceding the date of this Agreement) union organizing effort pending or threatened against the Company or any of its Subsidiaries, (iii) there is no (and has not been during the two year period preceding the date of this Agreement) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries and (iv) there is no (and has not been during the two year period preceding the date of this Agreement) slowdown, or work stoppage in effect or, to the Knowledge of the Company, threatened with respect to any employees of the Company or any of its Subsidiaries. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has any liabilities under the Worker Adjustment and Retraining Act of 1998 (the “WARN Act”) as a result of any action taken by the Company that would have, individually or in the aggregate, a Company Material Adverse Effect. Except for such non-compliance which would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries is in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health (including, without limitation, classifications of service providers as employees and/or independent contractors).

(b) Section 3.12(b) of the Company Disclosure Schedule lists all employee representative bodies, including all labor unions, labor organizations and works councils, and all collective bargaining agreements, union contracts and similar labor agreements in effect, including any industry-wide agreement in a non-U.S. jurisdiction, that cover any employees of the Company or any Subsidiary or to which the Company or any Subsidiary is a party or otherwise bound (each, a “Company Collective Bargaining Agreement”). Neither the Company nor any Subsidiary is subject to any obligation to inform and/or consult with any labor union, labor organization, works council or any other employee representative body in connection with this Agreement, the arrangements proposed in this Agreement and/or the Closing (whether under applicable Law or any written agreement).

SECTION 3.13. Environmental Matters.

(a) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is and has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Permits required under Environmental Laws (“Environmental Permits”) and all such Environmental Permits are in good standing, (ii) there has been no release of any Hazardous Substance by the Company or any of its Subsidiaries, or the Knowledge of the Company, any other Person in any manner that would reasonably be expected to give rise to the Company or any of its Subsidiaries incurring any remedial obligation or corrective action requirement under applicable Environmental Laws, (iii) there are no investigations, actions, suits or proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or involving any real property currently or, to the Knowledge of the Company, formerly owned, operated or leased by or for the Company or any Subsidiary alleging noncompliance with or liability under, any Environmental Law and (iv) to the Company’s Knowledge no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law, from any properties while owned or operated by the Company or any of its Subsidiaries or as a result of any operations or activities of the Company or any of its Subsidiaries.

(b) As used herein, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as in effect at the date of this Agreement.

(c) As used herein, “Hazardous Substance” means any substance, material or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning under any Environmental Law or are otherwise regulated by any Governmental Authority with jurisdiction over the environment or natural resources, including without limitation petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

SECTION 3.14. Contracts.

(a) Except for this Agreement, the Company Benefit Plans or as filed with the SEC prior to the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by, as of the date of this Agreement, any Contract (whether written or oral) (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to the Company or any of its Subsidiaries; (ii) which constitutes a contract or commitment relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $50,000,000; or (iii) which contains any provision that prior to or following the Second Effective Time would materially restrict or alter the conduct of business of, or purport to materially restrict or alter the conduct of business of, whether or not binding on, Parent or any controlled Affiliate of the Parent (other than the Company, any of its Subsidiaries or any director, officer or employee of any of the Company or any of its Subsidiaries) (all contracts of the type described in this Section 3.14(a) being referred to herein as “Company Material Contracts”).

(b)(i) Each Company Material Contract is valid and binding on the Company and its Subsidiaries, as applicable, and is in full force and effect, except where the failure to be valid, binding and in full force and effect, either individually or in the aggregate, would not have a Company Material Adverse Effect, (ii) the Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Company Material Contract, except where such noncompliance, either individually or in the aggregate, would not have a Company Material Adverse Effect, and (iii) neither the Company nor any of its Subsidiaries has received written notice of, or to the Company’s Knowledge, knows of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries under any such Company Material Contract, except where such default, either individually or in the aggregate, would not have a Company Material Adverse Effect.

SECTION 3.15. Property.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Subsidiary of the Company owns and has good title to all of its owned real property (other than severed oil, gas and/or mineral rights and other than hydrocarbon interests) and good title to all its owned personal property and has valid leasehold interests in all of its leased real properties (other than hydrocarbon interests) free and clear of all Liens (except in all cases for Liens permissible under or not prohibited by any applicable material loan agreements and indentures (together with all related mortgages, deeds of trust and other security agreements) and except for title exceptions, defects in title, encumbrances, liens, charges, easements, rights of way, covenants, declarations, restrictions, restrictive covenants, Revocable Interests and other matters, whether or not of record, which (other than any of the same which are created or suffered by third-party owners and predecessors in title of any leased real or personal property) in the aggregate do not materially affect the continued use of the property for the purposes for which the property is currently being used (assuming the timely discharge (subject to all waivers, modifications, grace periods and extensions) of all obligations owing by the property owner (with respect to the owned real property or owned personal property) or the third-party owner or lessee under the applicable lease (with respect to the leased real properties or personal property) by the Company or a Subsidiary of the Company), sufficient to conduct their respective businesses as currently conducted. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, all leases under which the Company or any of its Subsidiaries lease any real or personal property (other than hydrocarbon interests) are valid and effective against the Company or any of its Subsidiaries and, to the Company’s Knowledge, the counterparties thereto, in accordance with their respective terms, and there is not, under any of such leases, any existing material default by the Company or any of its Subsidiaries or, to the Company’s Knowledge, the counterparties thereto, or, to the Company’s Knowledge, any event which, with notice or lapse of time or both, would become a material default by the Company or any of its Subsidiaries, or, to the Company’s Knowledge, the counterparties thereto.

(b) The Company and its Subsidiaries have such consents, easements, rights-of-way, permits or licenses from each person (collectively, “rights-of-way”) as are sufficient to conduct their businesses in all material respects as currently conducted, except such rights-of-way that, if not obtained (or which, if obtained, if the same were to expire or be revoked or terminated), would not, individually or in the aggregate, have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each of the Company and its Subsidiaries has fulfilled and performed all its obligations with respect to such rights-of-way which are required to be fulfilled or performed as of the date of this Agreement (subject to all applicable waivers, modifications, grace periods and extensions) and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such rights-of-way, except for such revocations, terminations and impairments that do not materially adversely affect the commercial use of the property for the purposes for which the property is currently being used and except for rights reserved to, or vested in, any municipality or other Governmental Authority or any railroad by the terms of any right, power, franchise, grant, license, permit, or by any other provision of any applicable Law, to terminate or to require annual or other periodic payments as a condition to the continuance of such right (collectively, “Revocable Interests”).

(c) The Company or one or more Subsidiaries of the Company owns the office building located at 1001 Louisiana Street, Houston, Texas 77002 (which serves as its corporate headquarters) and are the lessees under the various ground leases of the land with respect to the related parking facility located across the street from the office building, subject to all severed and/or reserved oil, gas and/or mineral rights, interests and leases and to the terms and conditions of said ground leases, free and clear of all Liens except for (i) with respect to the ground leases, title defects, exceptions, exclusions, restrictions, easements, covenants, declarations, restrictions, liens, charges, rights of way and all encumbrances which do not and would not reasonably be expected to materially and adversely affect the continued use of the ground leases for the purposes which they are currently being used, (ii) with respect to the office building, title defects, exceptions, exclusions, restrictions, easements, covenants, declarations, restrictions, liens, charges, rights of way and other encumbrances, which, in the aggregate, do not and would not reasonably be expected to materially and adversely affect the continued use of the property for the purposes for which the property is currently being used and (iii) zoning, development, entitlement and other land use and environmental and other laws, ordinances and regulations by any Governmental Authority.

SECTION 3.16. Intellectual Property. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses adequate rights to use, all material trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations, and trade secrets (collectively, the “Company Intellectual Property”) used in their respective businesses as currently conducted. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no pending or, to the Knowledge of the Company, threatened claims by any person alleging infringement or misappropriation by the Company or any of its Subsidiaries of such person’s intellectual property, (ii) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe or misappropriate any intellectual property rights of any person, (iii) neither the Company nor any of its Subsidiaries has made any claim of a violation or infringement, or misappropriation by others of its rights to or in connection with the Company Intellectual Property, and (iv) to the Knowledge of the Company, no person is infringing or misappropriating any Company Intellectual Property.

SECTION 3.17. Insurance. The Company and its Subsidiaries maintain, or are entitled to the benefits of, insurance covering their properties, operations, personnel and businesses in amounts customary for the businesses in which they operate. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or its Subsidiaries has received notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures will have to be made in order to continue such insurance, and all such insurance is outstanding and duly in force.

SECTION 3.18. Opinion of Financial Advisor. The Company Board has received the opinion of Morgan Stanley & Co. LLC (the “Company Financial Advisor”), dated the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Merger Consideration is fair from a financial point of view to the holders of shares of Company Common Stock (the “Company Fairness Opinion”). A correct and complete copy of the form of the Company Fairness Opinion has been made available to Parent. The Company has been authorized by the Company Financial Advisor to permit the inclusion of the Company Fairness Opinion and/or references thereto in the Joint Proxy/Information Statement by the Company Financial Advisor.

SECTION 3.19. Brokers and Other Advisors. Except for the Company Financial Advisor and Goldman, Sachs & Co. (the “Spin-Off Financial Advisor”), the fees and expenses of which will be paid by the Company, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s or financial advisor’s fee or commission, or the reimbursement of expenses, in connection with the Transactions or the proposed spin-off of the Company’s exploration and production business (the “Proposed Spin-Off”) based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has heretofore made available to Parent a correct and complete copy of the Company’s engagement letters with the Company Financial Advisor and the Spin-Off Financial Advisor, which letters describes all fees payable to the Company Financial Advisor and the Spin-Off Financial Advisor in connection with the Transactions and all agreements under which any such fees or any expenses are payable and all indemnification and other agreements with the Company Financial Advisor and the Spin-Off Financial Advisor entered into in connection with the Transactions (the “Company Engagement Letters”).

SECTION 3.20. State Takeover Statutes; No Rights Plan. Assuming the accuracy of the representation and warranty contained in Section 4.3(e), the action of the Company Board in approving this Agreement and the Transactions is sufficient to render inapplicable to this Agreement and the Transactions the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL. There is no stockholder rights plan in effect, to which the Company is a party or otherwise bound.

SECTION 3.21. Reorganization Treatment. Neither the Company nor any of its Affiliates has taken or agreed to take any action or knows of any facts or circumstances that could reasonably be expected to prevent the

(i) the First Merger and the LLC Conversion, taken together, and (ii) the Second Merger and the Third Merger, taken together, from each qualifying as a reorganization within the meaning of Section 368(a) of the Code.

SECTION 3.22. Reserve Report.

(a) The Company has furnished to Parent a reserve report prepared by Ryder Scott Company, L.P. containing estimates of the hydrocarbon reserves that are owned by the Company or its Subsidiaries, or to which the Company or any Subsidiary is entitled, as of December 31, 2010 (the “Reserve Report”). The factual, non-interpretative data relating to the Upstream Assets on which the Reserve Report was based are, to the Knowledge of the Company, accurate and complete in all material respects as of the date of the Reserve Report. The Reserve Report conforms in all material respects to the guidelines with respect thereto of the SEC.

(b) The Company’s (and any relevant Subsidiaries’) internal proved reserve estimates prepared by management for the year ended December 31, 2010 as provided in the Company’s Form 10-K for the year ended December 31, 2010, were not, taken as a whole, materially lower than the conclusions in the Reserve Report as of December 31, 2010. Except for changes in Law (or interpretations thereof) or changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Reserve Report that, individually or in the aggregate, would have a Company Material Adverse Effect.

SECTION 3.23. Upstream Assets.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Subsidiary of the Company is obligated by virtue of a take-or-pay payment, advance payment, or other similar payment, to deliver hydrocarbons, or proceeds from the sale thereof, attributable to the Company’s (or any Subsidiary’s) interest in the Upstream Assets at some future time without receiving payment therefor at or after the time of delivery. Section 3.23(a) of the Company Disclosure Schedule lists all material production, transportation, plant, or other imbalances and overlifts with respect to production from the Oil and Gas Assets in excess of two (2) Bcf. To the Company’s Knowledge, no imbalance constitutes all of the Company’s (or any Subsidiary’s) share of ultimately recoverable reserves in any balancing area pursuant to any balancing agreement.

(b) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, and with respect to Material Upstream Asset Groups only, all currently-producing wells and material equipment are in an operable state of repair, adequate to maintain normal operations in accordance with past practices, ordinary wear and tear excepted. Schedule 3.23(b) of the Company Disclosure Schedule sets forth the lease expirations with respect to any Material Upstream Asset Group (whether in whole or in part) that are scheduled to occur within twelve (12) months after the date of this Agreement.

(c) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and its Subsidiaries have such title to the Upstream Assets, which (i) entitles the Company or its Subsidiaries, as applicable, to receive (after satisfaction of all royalties, overriding royalties, nonparticipating royalties, net profits interests, or other similar burdens on or measured by production), not less than the net revenue interest share shown in the Reserve Report of all hydrocarbons produced from an Upstream Asset throughout the life of such Upstream Asset; (ii) obligates the Company or its Subsidiaries, as applicable, to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, the applicable Upstream Asset, of not greater than the working interest shown on the Reserve Report for such Upstream Asset without a corresponding and proportionate increase in the net revenue interest for such Upstream Asset; and (iii) is free and clear of all liens, encumbrances, obligations, or defects. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any Subsidiary of the Company (nor, to the Company’s Knowledge, an applicable operator) is in material breach of, or default under, any oil and gas lease, oil, gas, and mineral lease and sublease, royalty, overriding royalty, net profits interest, mineral fee interest, carried interest, interests under a concession, production sharing, risk service, technical service, service, or similar agreement that is, or constitutes an interest in, a Material Upstream Asset Group.

SECTION 3.24. No Other Representations or Warranties.

(a) Except for the representations and warranties set forth in this Article III, neither the Company nor any other Person makes or has made any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent, Merger Sub Two or Merger Sub Three in connection with the Transactions. Without limiting the generality of the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub Two, Merger Sub Three or any other Person resulting from the distribution to Parent, Merger Sub Two or Merger Sub Three (including their respective Representatives), or Parent’s, Merger Sub Two’s or Merger Sub Three’s (or such Representatives) use of, any such information, including any information, documents, projections, forecasts of other material made available to Parent, Merger Sub Two or Merger Sub Three in certain “data rooms” or management presentations in expectation of the Transactions.

(b) Each of the Company, Merger Sub One and New EP has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of Parent and its Subsidiaries and acknowledges that each of the Company, Merger Sub One and New EP has been provided access for such purposes. Except for the representations and warranties expressly set forth in this Agreement, in entering into this Agreement, each of the Company, Merger Sub One and New EP has relied solely upon its independent investigation and analysis of Parent and Parent’s Subsidiaries, and each of the Company, Merger Sub One and New EP acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Parent, its Subsidiaries, or any of their respective affiliates, stockholders, controlling persons or representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally. Each of the Company, Merger Sub One and New EP acknowledges and agree that, except for the representations and warranties expressly set forth in this Agreement (a) Parent does not make, or has not made, any representations or warranties relating to itself or its business or otherwise in connection with the Transactions and the Company, Merger Sub One and New EP are not relying on any representation or warranty except for those expressly set forth in this Agreement, (b) no Person has been authorized by Parent to make any representation or warranty relating to itself or its business or otherwise in connection with the Transactions, and if made, such representation or warranty must not be relied upon by the Company, Merger Sub One and New EP as having been authorized by such party and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company, Merger Sub One and New EP or any of their representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article IV of this Agreement.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Except as disclosed in (a) the disclosure letter delivered by Parent to the Company (the “Parent Disclosure Schedule”) prior to the execution of this Agreement; provided that (i) disclosure in any section of such Parent Disclosure Schedule shall be deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of Parent Disclosure Schedule that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have a Parent Material Adverse Effect or (b) Parent SEC Documents filed with the SEC on or after January 1, 2010 and prior to the date of this Agreement, the relevance of such disclosure being reasonably apparent on its face, but excluding any disclosure contained in any such Parent SEC Documents under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading, Parent represents and warrants to the Company as follows:

SECTION 4.1. Organization, Standing and Corporate Power.

(a) Each of Parent and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated and has all requisite corporate, partnership or other applicable power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect on Parent (“Parent Material Adverse Effect”).

(b) Each of Parent and its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(c) All the outstanding shares of capital stock of, or other equity interests in, each material Subsidiary of Parent have been duly authorized and validly issued and are fully paid and nonassessable and are owned directly or indirectly by Parent free and clear of all Liens. Parent does not own, directly or indirectly, any capital stock, voting securities or equity interests in any Person material to Parent.

(d) Parent has made available to the Company correct and complete copies of its certificate of incorporation and by-laws (the “Parent Charter Documents”) and correct and complete copies of the certificates of incorporation and by-laws (or comparable organizational documents) of each of its material Subsidiaries (the “Parent Subsidiary Documents”), in each case as amended to the date of this Agreement. All such Parent Charter Documents are in full force and effect and Parent is not in violation of any of its provisions.

SECTION 4.2. Capitalization.

(a) The authorized capital stock of Parent consists of 2,819,462,927 shares, of which 10,000,000 shares are preferred stock, par value $0.01 per share (the “Parent Preferred Stock”), and 2,809,462,927 shares are common stock, par value $0.01 per share (the “Parent Common Stock”), which are designated as set forth on Section 4.2 of the Parent Disclosure Schedule. At the close of business on October 13, 2011, (i) 110,898,898 shares of Parent Class P Stock were issued and outstanding and no shares of Parent Class P Stock were held by Parent in its treasury, (ii) 596,102,672 shares of Parent Class A Stock were issued and outstanding and no shares of Parent Class A Stock were held by Parent in its treasury, (iii) 100,000,000 shares of Parent Class B Stock were issued and outstanding and no shares of Parent Class B Stock were held by Parent in its treasury, (iv) 2,462,927 shares of Parent Class C Stock were issued and outstanding and no shares of Parent Class C Stock were held by Parent in its treasury and (v) no shares of Parent Preferred Stock were issued or outstanding. At the close of business on October 13, 2011, the issued and outstanding shares of Parent Class A Stock, Parent Class B Stock and Parent Class C Stock were convertible into 596,102,672 shares of Parent Class P Stock, in the aggregate. All outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. The shares of Parent Class P Stock and Parent Class P Warrants to be issued pursuant to this Agreement (including shares of Parent Class P Stock issuable upon exercise of the Parent Class P Warrants issued in the Second Merger) will be duly authorized as of the Second Effective Time and, when issued in accordance with the terms of this Agreement and the Warrant Agreement, will be validly issued, fully paid, nonassessable and free of preemptive rights. Section 4.2(a) of the Parent Disclosure Schedule sets forth, as of October 13, 2011, the aggregate number of outstanding options, restricted shares or other rights to purchase or receive shares of Parent Common Stock. Except (A) as set forth above in this Section 4.2(a) or (B) as otherwise expressly permitted by Section 5.2(b), as of the date of this Agreement there are not, and as of the Second Effective Time there will not be, any shares of capital stock, voting securities or equity interests of Parent issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any shares of capital stock, voting securities or equity interests of Parent, including any representing the right to purchase or otherwise receive any Parent Common Stock.

(b) Since the Balance Sheet Date, Parent has not issued any shares of its capital stock, voting securities or equity interests, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock, voting securities or equity interests, other than pursuant to the outstanding options referred to above in Section 4.2(a) or as provided in Section 5.2(b) or the schedules thereto. None of Parent or any of its Subsidiaries has issued or is bound by any outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance or disposition of any shares of capital stock, voting securities or equity interests of any Subsidiary of Parent. Except in connection with the exercise of any option to acquire shares of Parent Common Stock or the vesting, settlement or forfeiture of, or tax withholding with respect to, any equity or equity-based awards outstanding as of the date of this Agreement and the conversion of any shares of Parent Common Stock outstanding as of the date of this Agreement in accordance with the Parent Charter Documents, there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of Parent or any of its Subsidiaries.

(c) The authorized equity interests Kinder Morgan Energy Partners, L.P., a Delaware limited partnership (“KMP”) consist of common units representing limited partner interests in KMP (“KMP Common Units”), Class B units representing limited partner interests in KMP (“KMP Class B Units”), I-units representing limited partners interests in KMP (the “KMP I-Units ”), and the general interest in KMP (which includes the right to receive incentive distribution) (“KMP GP Interest”). At the close of business on October 13, 2011, the issued and outstanding limited partner interests and general partner interests of KMP consisted of (i) 230,901,187 KMP Common Units, (ii) 5,313,400 KMP Class B Units and (iii) 96,807,610 KMP I-Units and (iv) the KMP GP Interest. All outstanding equity interests of KMP are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(d) The authorized capital stock of Merger Sub Two consists of 1,000 shares of common stock, par value $0.01 per share, all of which are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. All of the issued and outstanding capital stock of Merger Sub Two is owned, beneficially and of record, by Parent. Merger Sub Two was formed solely for the purpose of engaging in the Transactions contemplated by this Agreement. Except for obligations and liabilities incurred in connection with its formation and the Transactions contemplated by this Agreement, Merger Sub Two has not and will not have incurred, directly or indirectly, any obligations or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

(e) All of the issued and outstanding limited liability company interests of Merger Sub Three is owned, beneficially and of record, by Parent. Merger Sub Three was formed solely for the purpose of engaging in the Transactions contemplated by this Agreement. Except for obligations and liabilities incurred in connection with its formation and the Transactions contemplated by this Agreement, Merger Sub Three has not and will not have incurred, directly or indirectly, any obligations or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

SECTION 4.3. Authority; Noncontravention; Voting Requirements.

(a) Each of Parent, Merger Sub Two and Merger Sub Three has all necessary entity power and authority to execute and deliver this Agreement and, subject to obtaining (i) the Parent Stockholder Approval, (ii) approval by the board of directors and stockholder of New EP with respect to the Third Merger and (iii) approval by the sole member of Merger Sub Three, to perform their respective obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Parent, Merger Sub Two and Merger Sub Three of this Agreement, and the consummation by Parent, Merger Sub Two and Merger Sub Three of the Transactions, have been duly authorized and approved by the Parent Board and the board of directors of Merger Sub Two and the sole member of Merger Sub Three (and prior to the Second Effective Time will be adopted by Parent as the sole stockholder of Merger Sub Two and the sole member of Merger Sub Three) and, except for obtaining the Parent Stockholder Approval, no other action on the part of Parent, Merger Sub Two and Merger Sub Three is necessary to authorize the execution, delivery and performance by Parent, Merger Sub Two and Merger Sub Three of this Agreement and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by Parent, Merger Sub Two and Merger Sub Three and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of each of Parent, Merger Sub Two and Merger Sub Three, enforceable against each of them in accordance with its terms.

(b) The Parent Board, at a meeting duly called and held, has (i) approved and declared advisable this Agreement and the Transactions, including the Share Issuance (as defined below) and (ii) resolved to recommend that stockholders of Parent approve the Share Issuance.

(c) Neither the execution and delivery of this Agreement by Parent, Merger Sub Two and Merger Sub Three, nor the consummation by Parent, Merger Sub Two and Merger Sub Three of the Transactions, nor compliance by Parent, Merger Sub Two and Merger Sub Three with any of the terms or provisions of this Agreement, will (i) conflict with or violate any provision of the Parent Charter Documents or any of the Parent Subsidiary Documents or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.4 and Parent Stockholder Approval are obtained and the filings referred to in Section 4.4 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract to which Parent or any of its respective Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected except, in the case of clauses (x) and (y), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(d) The affirmative vote (in person or by proxy) of the holders of a majority of the aggregate voting power cast at the Parent Stockholders Meeting or any adjournment or postponement thereof to approve the issuance of shares of Parent Class P Stock (including shares of Parent Class P Stock issuable upon exercise of the Parent Class P Warrants issued in the Second Merger) and the Parent Class P Warrants (the “Share Issuance”) in connection with the Second Merger (the “Parent Stockholder Approval”) is the only vote of the holders of any class or series of the capital stock of Parent necessary to approve the issuance of shares of Parent Class P Stock (including shares of Parent Class P Stock issuable upon exercise of the Parent Class P Warrants issued in the Second Merger) and the Parent Class P Warrants in connection with the Second Merger and the Transactions and to approve and consummate the Transactions contemplated by this Agreement. At all times until the Parent Stockholder Approval is obtained, the shares of capital stock of Parent subject to the Voting Agreement are, and will be, sufficient to obtain the Parent Stockholder Approval. The vote or consent of Parent as the sole stockholder of Merger Sub Two is the only vote or consent of the stockholders of Merger Sub Two necessary to adopt this Agreement and approve the Transactions. The vote or consent of Parent as the sole member of Merger Sub Three is the only vote or consent of the members of Merger Sub Three necessary to adopt this Agreement and approve the Transactions.

(e) None of Parent or any of its Subsidiaries holds any capital stock, voting securities or equity interests of the Company or any of its Subsidiaries, or holds any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any such shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any such shares of capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any such shares of capital stock, voting securities or equity interests. Each of Parent, Merger Sub Two and Merger Sub is not, nor at any time during the last three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

SECTION 4.4. Governmental Approvals. Except for (i) the filing of the Joint Proxy/Information Statement, and other filings required under, and compliance with other applicable requirements of, the Exchange Act, and the rules of the NYSE, (ii) the Delaware Filings, (iii) filings required under, and compliance with other applicable requirements of, the HSR Act and (iv) filings required under, and compliance with other applicable requirements of, Foreign Antitrust Laws, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by Parent and the consummation by Parent of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially impede, interfere with or hinder the consummation of the Transactions or (B) result in a Parent Material Adverse Effect.

SECTION 4.5. Parent SEC Documents; Undisclosed Liabilities.

(a) Parent and its Subsidiaries have filed and furnished all required reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements with the SEC since November 23, 2010 (collectively and together with all documents filed on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Parent SEC Documents”). As of their respective effective dates (in the case of the Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Parent SEC Documents), the Parent SEC Documents complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, applicable to such Parent SEC Documents, and none of the Parent SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Parent SEC Documents. To the Knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review or investigation.

(b) The consolidated financial statements of Parent included in the Parent SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole).

(c) Parent has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a- 15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is accumulated and communicated to Parent’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Parent’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Parent’s auditors and the audit committee of Parent Board (x) all significant deficiencies in the design or operation of internal controls which could adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls. The principal executive officer and the principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Parent SEC Documents, and the statements contained in such certifications are complete and correct. The management of Parent has completed its assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2010, and such assessment concluded that such controls were effective. To the Knowledge of Parent, there are no facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Except (i) as reflected or otherwise reserved against on the balance sheet of Parent and its Subsidiaries as of the Balance Sheet Date (including the notes thereto) included in the Parent SEC Documents filed by Parent and publicly available prior to the date of this Agreement, (ii) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (iii) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the Transactions, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether or not accrued or contingent), that would be required to be reflected or reserved against on a consolidated balance sheet of Parent prepared in accordance with GAAP or the notes thereto, other than as have not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s published financial statements or any Parent SEC Documents.

SECTION 4.6. Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date through the date of this Agreement, there have not been any changes, effects, events or occurrences that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect.

(b) From the date of this Agreement there have not been any events, changes, effects, events or occurrences that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect.

(c) Since the Balance Sheet Date (i) Parent and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) neither Parent nor any of its Subsidiaries has taken any action described in Section 5.2(b) that if taken after the date of this Agreement and prior to the Second Effective Time without the prior written consent of Parent would violate such provision.

SECTION 4.7. Legal Proceedings. There are no (i) investigations or proceedings pending (or, to the Knowledge of Parent, threatened) by any Governmental Authority with respect to Parent or any of its Subsidiaries or (ii) actions, suits or proceedings pending (or, to the Knowledge of Parent, threatened) against Parent or any of its Subsidiaries or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of any Governmental Authority against Parent or any of its Subsidiaries, in each case of clause (i) or (ii), which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.8. Compliance With Laws; Permits.

(a) Parent and its Subsidiaries are, and since the later of December 31, 2009 and their respective dates of formation or organization have been, in compliance with and are not in default under or in violation of any applicable Laws, except where such non-compliance, default or violation would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and its Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of Parent Permits would not have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not have, individually or in the aggregate, a Parent Material Adverse Effect. No suspension or cancellation of any of Parent Permits is pending or, to the Knowledge of Parent, threatened, except where such suspension or cancellation would not, individually or in the aggregate, have a Parent Material Adverse Effect. Parent and its Subsidiaries are not, and since December 31, 2008 have not been, in violation or breach of, or default under, any Parent Permit, except where such violation, breach or default would not, individually or in the aggregate, have a Parent Material Adverse Effect. As of the date of this Agreement, to the Knowledge of Parent, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of Parent or any of its Subsidiaries under, any Parent Permit or has caused (or would cause) an applicable Governmental Authority to fail or refuse to issue, renew or extend any Parent Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 4.9. Information Supplied. Subject to the accuracy of the representations and warranties of the Company set forth in Section 3.9, none of the information supplied (or to be supplied) in writing by or on behalf of Parent specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4, or any amendments or supplements thereto, are filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and (b) the Joint Proxy/Information Statement will, on the date it is first mailed to stockholders of Parent and the stockholders of Parent, and at the time of Parent Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy/Information Statement (except for such portions thereof that relate only to the Company or any Subsidiary of the Company) will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in any of the foregoing documents.

SECTION 4.10. Tax Matters. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax

Returns are complete and accurate, (ii) Parent and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them (whether or not shown on any Tax Return), except with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves have been established on the financial statements of Parent and its Subsidiaries in accordance with GAAP, (iii) the U.S. consolidated federal income Tax Returns of Parent through the tax year ending December 31, 2007 have been examined or are currently being examined by the Internal Revenue Service (or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired), (iv) all assessments for Taxes due with respect to completed and settled examinations or any concluded litigation have been fully paid, (v) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of Parent or any of its Subsidiaries, (vi) there are no Liens for Taxes on any of the assets of Parent or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the financial statements of Parent and its Subsidiaries in accordance with GAAP, (vii) none of Parent or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) (A) occurring during the two-year period ending on the date of this Agreement, or (B) that otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Transactions, (viii) Parent and each of its Subsidiaries has timely withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor, shareholder or other third party, (ix) none of Parent or any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1), (x) neither Parent nor any of its Subsidiaries is a party to, or bound by, any agreement or arrangement relating to the apportionment, sharing, assignment, indemnification or allocation of any Tax or Tax asset (other than an agreement or arrangement solely among members of a group the common parent of which is Parent) or has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any predecessor or successor thereof or any analogous or similar provision of Law), by contract, agreement or otherwise and (xi) there are no currently effective waivers or extensions of any statute of limitations with respect to any Taxes of Parent or any of its Subsidiaries.

SECTION 4.11. Employee Benefits.

(a) Section 4.11(a) of the Parent Disclosure Schedule lists all material Parent Benefit Plans. “Parent Benefit Plans” means (i) all “employee benefit plans” (within the meaning of Section 3(3) of ERISA) and (ii) all other compensation or employee benefit plans, programs, policies, agreements or other arrangements, whether or not subject to ERISA, including, cash- or equity or equity-based, employment, retention, change of control, health, medical, dental, disability, accident, life insurance, vacation, severance, retirement, pension, savings or termination, in each case of (i) and (ii) that are sponsored, maintained, contributed to or required to be contributed to by Parent or any of its Subsidiaries for the benefit of current or former employees, directors or consultants of Parent or its Subsidiaries or with respect to which Parent or its Subsidiaries have any current or contingent liability. For purposes of this Agreement, the term “Parent Foreign Benefit Plan” shall mean any Parent Benefit Plan subject to the Laws of any jurisdiction other than the United States.

(b) Except for such claims which would not have, individually or in the aggregate, a Parent Material Adverse Effect, no action, dispute, suit, claim, arbitration, or legal, administrative or other proceeding or governmental action is pending or, to the Knowledge of Parent, threatened (x) with respect to any Parent Benefit Plan (other than a Multiemployer Plan) other than claims for benefits in the ordinary course, (y) alleging any breach of the material terms of any Parent Benefit Plan (other than a Multiemployer Plan) or any fiduciary duties with respect thereto or (z) with respect to any violation of any applicable Law with respect to such Parent Benefit Plan (other than a Multiemployer Plan).

(c) Each Parent Benefit Plan (other than a Multiemployer Plan or a Parent Foreign Benefit Plan) has been maintained, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code, except for such non-compliance which would not have, individually or in the aggregate, a Parent Material Adverse Effect. Any Parent Benefit Plan (other than a Multiemployer Plan) intended to be qualified under Section 401 of the Code has received a favorable determination letter from the United States Internal Revenue Service that has not been revoked and, to the Knowledge of Parent, no fact or event has occurred since the date of such determination letter or letters from the Internal Revenue Service that would reasonably be expected to adversely affect the qualified status of any such Parent Benefit Plan. Neither Parent nor any of its Subsidiaries maintains or contributes to or is required to contribute to any plan, agreement or arrangement which provides post-termination or post-retirement medical benefits to any Person, except as required by applicable Law or as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) With respect to each Parent Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (i) Parent, its Subsidiaries and their respective ERISA Affiliates have complied with the minimum funding requirements under Sections 412, 430 and 431 of the Code and Sections 302, 303 and 304 of ERISA, whether or not waived, (ii) no reportable event within the meaning of Section 4043 of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums to the PBGC have been timely paid in full, (iv) no current or contingent liability under Title IV of ERISA has been or is expected to be incurred by Parent, its Subsidiaries or any of their respective ERISA Affiliates (other than for premiums to the PBGC) and (v) the PBGC has not instituted proceedings to terminate any such Parent Benefit Plan, except, in each case of (i)-(v), as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, with respect to any Parent Benefit Plan (other than a Parent Foreign Benefit Plan) all contributions, premiums and other payments due from any of Parent or its Subsidiaries required by Law or any Parent Benefit Plan (other than a Parent Foreign Benefit Plan) or applicable Parent Collective Bargaining Agreement (as defined in Section 4.12(b)) have been made under any such plan to any fund, trust or account established thereunder or in connection therewith by the due date thereof.

(f) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, the consummation of the Transactions will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant or officer of Parent or any of its Subsidiaries to severance pay, retention bonuses, parachute payments, non-competition payments, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, consultant or officer, or (iii) result in any forgiveness of indebtedness or obligation to fund benefits with respect to any such employee, director or officer or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code. No director, officer, employee or service provider is entitled to a gross-up, make-whole or other payment as a result of the imposition of taxes under Section 280G, Section 4999 or Section 409A of the Code pursuant to any agreement or arrangement with Parent or any of its Subsidiaries.

(g) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Foreign Benefit Plan has been established, maintained and administered in compliance with its terms and all applicable Laws of any controlling Governmental Authority; (ii) each Parent Foreign Benefit Plan required to be registered has been registered (and where applicable, accepted for registration) and has been maintained in good standing with applicable regulatory authorities; and no material fact or event has occurred that would reasonably be expected to adversely affect such good standing status or result in the imposition of any liability, penalty or Tax under applicable Law; (iii) each Parent Foreign Benefit Plan required to be funded and/or book reserved is funded and/or book reserved, as appropriate, in accordance with applicable Law; (iv) all employer and employee contributions to each Parent Foreign Benefit Plan required by applicable Law or by the terms of such Parent Foreign Benefit Plan have been made, or, if applicable, accrued in accordance with normal accounting practices; and (v) the fair market value of the assets of each funded Parent Foreign Benefit Plan, the liability of each insurer for any Parent Foreign Benefit Plan funded through insurance or the book reserve established for any Parent Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Second Effective Time, with respect to all current or former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Parent Foreign Benefit Plan.

SECTION 4.12. Labor Matters.

(a) Except for such matters which would not have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has received written notice during the past two years of the intent of any Governmental Authority responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of Parent or any of its Subsidiaries and, to the Knowledge of Parent, no such investigation is in progress. Except for such matters which would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) there are no (and have not been during the two year period preceding the date of this Agreement) strikes or lockouts with respect to any employees of Parent or any of its Subsidiaries, (ii) to the Knowledge of Parent, there is no (and has not been during the two year period preceding the date of this Agreement) union organizing effort pending or threatened against Parent or any of its Subsidiaries, (iii) there is no (and has not been during the two year period preceding the date of this Agreement) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries and (iv) there is no (and has not been during the two year period preceding the date of this Agreement) slowdown, or work stoppage in effect or, to the Knowledge of Parent, threatened with respect to any employees of the Parent or any of its Subsidiaries. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries has any liabilities under the WARN Act as a result of any action taken by Parent that would have, individually or in the aggregate, a Parent Material Adverse Effect. Except for such non-compliance which would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries is in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health (including, without limitation, classifications of service providers as employees and/or independent contractors).

(b) Section 4.12(b) of the Parent Disclosure Schedule lists all employee representative bodies, including all labor unions, labor organizations and works councils, and all collective bargaining agreements, union contracts and similar labor agreements in effect, including any industry-wide agreement in a non-U.S. jurisdiction, that cover any employees of the Parent or any Subsidiary or to which the Parent or any Subsidiary is a party or otherwise bound (each, a “Parent Collective Bargaining Agreement”). Neither the Parent nor any Subsidiary is subject to any obligation to inform and/or consult with any labor union, labor organization, works council or any other employee representative body in connection with this Agreement, the arrangements proposed in this Agreement and/or the Closing (whether under applicable Law or any written agreement).

SECTION 4.13. Environmental Matters. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (i) each of Parent and its Subsidiaries is and has been in compliance with all applicable Environmental Laws (as hereinafter defined), which compliance includes obtaining, maintaining and complying with all Environmental Permits and all such Environmental Permits are in good standing, (ii) there has been no release of any Hazardous Substance by Parent or any of its Subsidiaries, or the Knowledge of Parent, any other Person in any manner that would reasonably be expected to give rise to Parent or any of its Subsidiaries incurring any remedial obligation or corrective action requirement under applicable Environmental Laws, (iii) there are no investigations, actions, suits or proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or involving any real property currently or, to the Knowledge of Parent, formerly owned, operated or leased by or for Parent or any Subsidiary alleging noncompliance with or liability under, any Environmental Law, and (iv) to Parent’s Knowledge no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law, from any properties while owned or operated by Parent or any of its Subsidiaries or as a result of any operations or activities of Parent or any of its Subsidiaries.

SECTION 4.14. Contracts.

(a) Except for this Agreement, the Parent Benefit Plans, or as filed with the SEC prior to the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by, as of the date of this Agreement, any Contract (whether written or oral) (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to Parent or any of its Subsidiaries; (ii) which constitutes a contract or commitment relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $50,000,000; or (iii) which contains any provision that prior to or following the Second Effective Time would materially restrict or alter the conduct of business of, or purport to materially restrict or alter the conduct of business of, whether or not binding on, the Company or any controlled Affiliate of the Company (all contracts of the type described in this Section 4.14(a) being referred to herein as “Parent Material Contracts”).

(b)(i) Each Parent Material Contract is valid and binding on Parent and any of its Subsidiaries, as applicable, and is in full force and effect, except where the failure to be valid, binding and in full force and effect, either individually or in the aggregate, would not have a Parent Material Adverse Effect, (ii) Parent and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Parent Material Contract, except where such noncompliance, either individually or in the aggregate, would not have a Parent Material Adverse Effect, and (iii) neither Parent nor any of its Subsidiaries has received written notice of, or to Parent’s Knowledge, knows of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of Parent or any of its Subsidiaries under any such Parent Material Contract, except where such default, either individually or in the aggregate, would not have a Parent Material Adverse Effect.

SECTION 4.15. Property.

(a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent or a Subsidiary of Parent owns and has good title to all of its owned real property (other than severed oil, gas and/or mineral rights and other than hydrocarbon interests) and good title to all its owned personal property and has valid leasehold interests in all of its leased real properties free and clear of all Liens (except in all cases for Liens permissible under or not prohibited by any applicable material loan agreements and indentures (together with all related mortgages, deeds of trust and other security agreements) and except for title exceptions, defects in title, encumbrances, liens, charges, easements, rights of way, covenants, declarations, restrictions, restrictive covenants, Revocable Interests and other matters, whether or not of record, which (other than any of the same which are created or suffered by third-party owners of any leased real or personal property) in the aggregate do not materially affect the continued use of the property for the purposes for which the property is currently being used (assuming the timely discharge (subject to all waivers, modifications, grace periods and extensions) of all obligations owing by the property owner (with respect to the owned real property or owned personal property ) or the lessee under the applicable lease (with respect to the leased real properties or personal property) by Parent or a Subsidiary of Parent), sufficient to conduct their respective businesses as currently conducted. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, all leases under which Parent or any of its Subsidiaries lease any real or personal property (other than hydrocarbon interests) are valid and effective against Parent or any of its Subsidiaries and, to Parent’s Knowledge, the counterparties thereto, in accordance with their respective terms, and there is not, under any of such leases, any existing material default by Parent or any of its Subsidiaries or, to Parent’s Knowledge, the counterparties thereto, or, to Parent’s Knowledge, any event which, with notice or lapse of time or both, would become a material default by Parent or any of its Subsidiaries, or, to Parent’s Knowledge, the counterparties thereto.

(b) Parent and its Subsidiaries have such “rights-of-way as are sufficient to conduct their businesses in all material respects as currently conducted, except such rights-of-way that, if not obtained (or which, if obtained, if the same were to expire or be revoked or terminated), would not, individually or in the aggregate, have a Parent Material Adverse Effect. Except as would not, individually or in the aggregate, have a Parent Material Adverse

Effect, each of Parent and its Subsidiaries has fulfilled and performed all its obligations with respect to such rights-of-way which are required to be fulfilled or performed as of the date of this Agreement (subject to all applicable waivers, modifications, grace periods and extensions) and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such rights-of-way, except for such revocations, terminations and impairments that do not materially adversely affect the commercial use of the property for the purposes for which the property is currently being used and except for rights reserved to, or vested in, any municipality or other Governmental Authority or any railroad by the terms of any right, power, franchise, grant, license, permit, or by any other provision of any applicable Law, to terminate or to require annual or other periodic payments as a condition to the continuance of such right.

SECTION 4.16. Intellectual Property. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, either Parent or a Subsidiary of Parent owns, or is licensed or otherwise possesses adequate rights to use, all material trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations, and trade secrets (collectively, the “Parent Intellectual Property”) used in their respective businesses as currently conducted. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) there are no pending or, to the Knowledge of Parent, threatened claims by any person alleging infringement or misappropriation by Parent or any of its Subsidiaries of such person’s intellectual property, (ii) to the Knowledge of Parent, the conduct of the business of Parent and its Subsidiaries does not infringe or misappropriate any intellectual property rights of any person, (iii) neither Parent nor any of its Subsidiaries has made any claim of a violation or infringement, or misappropriation by others of its rights to or in connection with the Parent Intellectual Property, and (iv) to the Knowledge of Parent, no person is infringing or misappropriating any Parent Intellectual Property of Parent.

SECTION 4.17. Insurance. Parent and its Subsidiaries maintain, or are entitled to the benefits of, insurance covering their properties, operations, personnel and businesses in amounts customary for the businesses in which they operate. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent or its Subsidiaries has received notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures will have to be made in order to continue such insurance, and all such insurance is outstanding and duly in force.

SECTION 4.18. Opinions of Parent Financial Advisors. Parent Board has received the opinion of each of Evercore Group L.L.C. and Barclays Capital Inc. (collectively, the “Parent Financial Advisors”), dated the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Merger Consideration to be paid by Parent is fair, from a financial point of view, to Parent (the “Parent Fairness Opinions”). A correct and complete copy of the form of the Parent Fairness Opinions has been made available to the Company. Parent has been authorized by the Parent Financial Advisors to permit the inclusion of the Parent Fairness Opinions and/or references thereto in the Joint Proxy/Information Statement.

SECTION 4.19. Brokers and Other Advisors. Except for the Parent Financial Advisors, the fees and expenses of which will be paid by Parent, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s or financial advisor’s fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

SECTION 4.20. State Takeover Statutes; No Rights Plan. The action of Parent Board in approving this Agreement and the Transactions is sufficient to render inapplicable to this Agreement and the Transactions the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section  203 of the DGCL. There is no stockholder rights plan in effect, to which Parent is a party or otherwise bound.

SECTION 4.21. Reorganization Treatment. Neither Parent nor any of its Affiliates has taken or agreed to take any action or knows of any facts or circumstances that could reasonably be expected to prevent the (i) the

First Merger and the LLC Conversion, taken together, and (ii) the Second Merger and the Third Merger, taken together, from each qualifying as a reorganization within the meaning of Section 368(a) of the Code.

SECTION 4.22. Financing.

(a) Parent has delivered to the Company a complete and correct copy of a fully executed commitment letter from the financial institution(s) named therein (including all exhibits, schedules, and annexes to such letters as and to the extent delivered to the Company on or prior to the date of this Agreement, the “Debt Commitment Letter”), pursuant to which such financial institutions (including any financial institutions providing Alternative Financing or Replacement Debt Financing, the “Financing Sources”) have committed, upon the terms and subject to the conditions set forth therein, to provide the debt financing described therein in connection with the Transactions. The Debt Commitment Letter and any other debt commitment letter (including any replacement of the Debt Commitment Letter in connection with any Alternative Financing or Replacement Debt Financing) executed in accordance with Section 5.14, as replaced, amended, supplemented, modified or waived in accordance with Section 5.14, including all exhibits, schedules, and annexes to such letters, are hereinafter referred to together as the “Debt Commitment Letters.” The financing contemplated pursuant to the Debt Commitment Letters is hereinafter referred to as the “Debt Financing.”

(b) As of the date of this Agreement, the Debt Commitment Letters are in full force and effect and are legal, valid and binding obligations of Parent, and to the knowledge of Parent, the other parties thereto, and enforceable in accordance with their respective terms against Parent, and to the knowledge of Parent, each of the other parties thereto. All commitment fees required to be paid under the Debt Commitment Letters have been paid in full or will be duly paid in full as and when due, and Parent and Merger Sub have otherwise satisfied all of the other items and conditions required to be satisfied by them pursuant to the terms of the Debt Commitment Letters on or prior to the date of this Agreement. None of the Debt Commitment Letters have been amended, modified or terminated on or prior to the date of this Agreement, no such amendment, modification or termination is contemplated as of the date of this Agreement and no Debt Commitment Letter will be amended or modified as of the Second Effective Time except as consistent with Section 5.14. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default by Parent or Merger Sub under any Debt Commitment Letter. Neither Parent nor Merger Sub is, as of the date of this Agreement, aware of any fact, occurrence or condition that makes any of the assumptions or statements set forth in any Debt Commitment Letter inaccurate (assuming the accuracy of the Company’s representations and warranties), in any material respect or that would cause the commitments provided in the Debt Commitment Letter to be terminated or ineffective or any of the conditions contained therein not to be met. The consummation of the Debt Financing is subject to no conditions precedent other than those expressly set forth in the copies of the Debt Commitment Letters delivered to the Company, and there are no contingencies that would permit the Financing Sources to reduce the total amount of the Debt Financing other than those expressly set forth in the copies of the Debt Commitment Letters delivered to the Company. Except for fee letters relating to fees with respect to the Debt Financing (redacted copies of which, removing only certain fee and market “flex” provisions, have been provided to the Company), there are no side letters or other agreements, contracts or arrangements related to the funding of the Debt Financing, other than as expressly set forth in the Debt Commitment Letters delivered to the Company prior to the date of this Agreement. As of the date of this Agreement, assuming no breach by the Company of its representations and warranties under this Agreement (and cooperation and assistance by the Company as provided herein) and no breach or default by the Company of its obligations under this Agreement in either case such that the condition set forth in Section 6.2(a) would fail to be satisfied, and based upon facts and events known by Parent as of the date of this Agreement, neither Parent nor Merger Sub have any reason to believe that any of the conditions to the Debt Financing will not be satisfied or the Debt Financing will not be consummated as contemplated in the Debt Commitment Letters on or prior to the Closing Date. Assuming the accuracy of the representations and warranties of the Company set forth in this Agreement and performance by the Company of its obligations under Section 5.2(a), the aggregate proceeds of the Debt Financing, together with any cash or cash equivalents held by Parent, as of the Second Effective Time, will be sufficient to enable them to pay in cash all amounts required to be paid by them in connection with the

Transactions, including the Merger Consideration (and the treatment of Stock Options, Restricted Shares, Company Performance RSUs and Company ESPP pursuant to Section 2.5) and all payments, fees and expenses payable by them related to or arising out of the consummation of the Transactions.

(c) In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Debt Financing) by Parent, Merger Sub or any of their respective Affiliates or any other financing be a condition to any of Parent’s or Merger Sub’s obligations hereunder.

SECTION 4.23. No Other Representations or Warranties.

(a) Except for the representations and warranties set forth in this Article IV, neither Parent nor any other Person makes or has made any express or implied representation or warranty with respect to Parent or with respect to any other information provided to the Company, Merger Sub One or New EP in connection with the Transactions. Without limiting the generality of the foregoing, neither Parent nor any other Person will have or be subject to any liability or other obligation to the Company, Merger Sub One, New EP or any other Person resulting from the distribution to the Company, Merger Sub One or New EP (including their Representatives), or the Company’s, Merger Sub One’s or New EP’s (or such Representatives) use of, any such information, including any information, documents, projections, forecasts of other material made available to the Company, Merger Sub One or New EP in certain “data rooms” or management presentations in expectation of the Transactions.

(b) Each of Parent, Merger Sub Two and Merger Sub Three has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and the Company Subsidiaries and acknowledges that each of Parent, Merger Sub Two and Merger Sub Three has been provided access for such purposes. Except for the representations and warranties expressly set forth in this Agreement, in entering into this Agreement, each of Parent, Merger Sub Two and Merger Sub Three has relied solely upon its independent investigation and analysis of the Company and the Company Subsidiaries, and each of Parent, Merger Sub Two and Merger Sub Three acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company, any Company Subsidiaries, or any of their respective affiliates, stockholders, controlling persons or Company representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally. Each of Parent, Merger Sub Two and Merger Sub Three acknowledge and agree that, except for the representations and warranties expressly set forth in this Agreement (i) the Company does not make, or has not made, any representations or warranties relating to itself or its business or otherwise in connection with the Transactions and each of Parent, Merger Sub Two and Merger Sub Three are not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no Person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the Transactions, and if made, such representation or warranty must not be relied upon by Parent, Merger Sub Two and Merger Sub Three as having been authorized by such party and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Merger Sub Two, Merger Sub Three or any of their representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article III of this Agreement.

ARTICLE V

Additional Covenants and Agreements

SECTION 5.1. Preparation of the Form S-4 and the Joint Proxy/Information Statement and the Appraisal Notice; Stockholder Meetings.

(a) As soon as practicable following the date of this Agreement, the Company and Parent shall prepare and file with the SEC the Joint Proxy/Information Statement and the Company and Parent shall prepare and Parent shall file with the SEC the Form S-4, in which the Joint Proxy/Information Statement will be included as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and keep the Form S-4 effective for so long as necessary to consummate the Transactions. The Company shall use its reasonable best efforts to cause the Joint Proxy/Information Statement to be mailed to the stockholders of the Company and Parent shall use its reasonable best efforts to cause the Joint Proxy/Information Statement to be mailed to the stockholders of Parent, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy/Information Statement will be made by the Company or Parent, in each case without providing the other party a reasonable opportunity to review and comment thereon. If at any time prior to the Second Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy/Information Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company and the stockholders of Parent. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy/Information Statement or the Form S-4 or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Joint Proxy/Information Statement, the Form S-4 or the Transactions and (ii) all orders of the SEC relating to the Form S-4. As soon as practicable following the date of the Company Stockholder Approval, the Company shall prepare, in consultation with Parent, a notice that complies with Section 262(d)(2) of the DGCL notifying the shareholders of New EP that the Second Merger has been approved by the Company who was the sole stockholder of New EP prior to the First Effective Time and the availability of appraisal rights in the Second Merger, which notice shall include a copy of Section 262 of the DGCL (the “Appraisal Notice”). The Company shall use its reasonable best efforts to cause the Appraisal Notice to be mailed to the stockholders of New EP as promptly as practicable after the Company Stockholder Approval. The Company shall use its reasonable best efforts to cause the shares of common stock of New EP to be issued pursuant to and in accordance with this Agreement and the First Merger Agreement in connection with the First Merger to be approved for listing (subject, if applicable, to notice of issuance) for trading on the NYSE prior to the closing of the First Merger.

(b) The Company shall, as soon as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold a special meeting of its stockholders (the “Company Stockholders Meeting”) solely for the purpose of obtaining the Company Stockholder Approval. Subject to Section 5.3, the Company shall, through the Company Board, recommend to its stockholders adoption of this Agreement (the “Company Board Recommendation”). The Joint Proxy/Information Statement shall include a copy of the Company Fairness Opinion and (subject to Section 5.3) the Company Board Recommendation. Without limiting the generality of the foregoing, but subject to Section 5.3, the Company’s obligations pursuant to the first sentence of this Section 5.1(b) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal or (ii) the withdrawal or modification by the Company Board or any committee thereof of the Company Board Recommendation or the Company Board’s or such committee’s approval of this Agreement or the Transactions. Notwithstanding anything in this Agreement to the contrary, the Company may postpone or adjourn the Company Stockholder Meeting (i) to solicit additional proxies for the purpose of obtaining the Company Stockholder Approval, (ii) for the absence of quorum, (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure which the Company has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the stockholders of the Company prior to the Company Stockholder Meeting and (iv) if the Company has delivered any notice contemplated by Section 5.3(d) and the time periods contemplated by Section 5.3(d) have not expired.

(c) Parent shall, as soon as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Parent Stockholders Meeting”) for the purpose of obtaining the Parent Stockholder Approval. Parent shall, through the Parent Board, recommend to its stockholders to approve the issuance of shares of Parent Class P Stock (including the shares of Parent Class P Stock issuable upon the exercise of the Parent Class P Warrants issued in the Second Merger) and the Parent Class P Warrants (the “Parent Board Recommendation”). The Joint Proxy/Information Statement shall include a copy of the Parent Fairness Opinion and the Parent Board Recommendation.

SECTION 5.2. Conduct of Business.

(a) Except (i) as expressly permitted by this Agreement, (ii) as set forth in the Company Disclosure Schedule, (iii) as required by applicable Law, (iv) as provided for or contemplated by any agreement of the Company in effect as of the date of this Agreement or (v) as agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Second Effective Time, the Company shall, and shall cause each of its Subsidiaries and the Company Joint Ventures to (provided, that with respect to the Company Joint Ventures, the Company shall cause such actions to occur to the maximum extent permitted by the organizational documents and governance arrangements of each Company Joint Venture and, to the extent applicable, its fiduciary duties in relation to each Company Joint Venture): (u) conduct its business in the ordinary course consistent with past practice, (v) comply in all material respects with all applicable Laws and the requirements of all Company Material Contracts, (w) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees and (x) use its commercially reasonable efforts to keep in full force and effect all material insurance policies maintained by the Company, its Subsidiaries and the Company Joint Ventures, other than changes to such policies made in the ordinary course of business. Without limiting the generality of the foregoing, except (i) as expressly permitted by this Agreement, (ii) as set forth in the Company Disclosure Schedule, (iii) as required by applicable Law, or (iv) as agreed in writing by Parent (in the case of clauses (iii), (iv), (v), (vi), (vii), (viii), (xii), (xiii), (xiv)(C), (xv) and (xvi) (but, with respect to (xvi), only to the extent applicable to the other clauses designated in this Section 5.2(a)(v)) below, such consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement to the Second Effective Time, the Company shall not, and shall not permit any of its Subsidiaries and the Company Joint Ventures to (provided, that with respect to the Company Joint Ventures, the Company shall cause such actions not to occur to the maximum extent permitted by the organizational documents and governance arrangements of each Company Joint Venture and, to the extent applicable, its fiduciary duties in relation to each Company Joint Venture):

(i)(A) issue, sell, grant, dispose of, accelerate the vesting of or modify as applicable, any shares of its capital stock, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, voting securities or equity interests, provided that the Company may issue shares of Company Common Stock upon the exercise of options granted under the Company Stock Plans or the Company ESPP or the settlement of any Company Performance RSUs, in each case which are outstanding on the date of this Agreement or granted after the date of this Agreement to the extent permitted by Section 5.2(a)(viii) and in accordance with the terms thereof; (B) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any shares of its capital stock, voting securities or equity interests, except in connection with the exercise of any Company Stock Options or the vesting, settlement or forfeiture of, or tax withholding with respect to, any equity or equity-based awards granted under the Company Stock Plans and outstanding as of the date of this Agreement or granted after the date of this Agreement to the extent permitted by Section 5.2(a)(viii); (C) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock, or otherwise make any payments to its stockholders in their capacity as such (other than (x) dividends by a direct or indirect Subsidiary of the Company to its parent, (y) the Company’s regular quarterly dividend in an amount not to exceed $0.01 per share of Company Common Stock or (z) as provided on Section 5.2(a)(i) of the Company Disclosure Schedule in connection with distributions by EPB) or (D) split, combine, subdivide or reclassify any shares of its capital stock;

(ii)(x) incur, refinance or assume any indebtedness for borrowed money or guarantee any such indebtedness for borrowed money (or enter into a “keep well” or similar agreement with respect to such indebtedness) or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries or the Company Joint Ventures, other than (A) (I) borrowings by the Company in amounts not in excess of $100,000,000 in the aggregate, (II) borrowings under the Company’s existing credit agreements listed on Section 5.2(a)(ii)(A) of the Company Disclosure Schedule other than those described in (A)(III) below, (III) borrowings under (1) the Company’s Fourth Amended and Restated Credit Agreement, dated as of May 27, 2011 (the “Existing EP Credit Agreement”) or any replacement thereof, which may not exceed $700,000,000 in the aggregate and (2) the E&P BNP Paribas Credit Agreement or any replacement thereof, which may not exceed $700,000,000 in the aggregate (the “Revolver Caps”), except that the Company will not be subject to the Revolver Caps until the last day of the month preceding the month that the Closing occurs and the Company will not be subject to the Revolver Caps at any time if the Company does not sell assets to EPB valued at at least the amount set forth on Section 5.2(a)(iii)(E) of the Company Disclosure Schedule by the last day of such month) and guarantees of such borrowings issued by the Company’s Subsidiaries to the extent required under the terms of such credit facility and (IV) refinancing replacement, amendment or amendment and restatement of any indebtedness that may default or come due as a result of the Transactions (provided, that the Company will consult with Parent in connection with any such action) or that is required to be repaid or repurchased pursuant to its terms (provided, that (i) neither the Company nor any of its Subsidiaries shall be entitled to incur any indebtedness under the 364-Day Credit Agreement and (ii) except with respect to (A)(II), (III) or (IV) above, the Company and its Subsidiaries shall not be permitted to incur or assume any indebtedness for borrowed money or sell any debt securities to the extent that the terms of such indebtedness or debt securities would be breached by, conflict with or require the consent of any third party in order to continue in full force following, the consummation of the Transactions), (B) borrowings from the Company or any Subsidiary thereof by the Company or any Subsidiary thereof, (C) repayments of borrowings from the Company or any Subsidiary thereof by the Company or any Subsidiary thereof and guarantees by the Company or any Subsidiary thereof of indebtedness of the Company or any Subsidiary thereof and (D) borrowings by EPB as provided on Section 5.2(a)(ii)(D) of the Company Disclosure Schedule, or (y) except as permitted pursuant to clause (x) above, prepay or repurchase any long-term indebtedness for borrowed money or debt securities of the Company or any of the Subsidiaries (other than (i) revolving indebtedness, (ii) borrowing from the Company or any Subsidiary thereof by the Company or any Subsidiary thereof and (iii) repayments or repurchases required pursuant to the terms of such indebtedness or debt securities);

(iii) sell, transfer, lease, farmout or otherwise dispose of (including pursuant to a sale-leaseback transaction or an asset securitization transaction) any of its properties or assets (including securities of Subsidiaries and the Company Joint Ventures) with a fair market value in excess of $75,000,000 in the aggregate, except (A) pursuant to Contracts in force at the date of this Agreement and listed on Section 5.2(a)(iii)(A) of the Company Disclosure Schedule, correct and complete copies of which have been made available to Parent and other potential transactions listed on Section 5.2(a)(iii)(A) of the Company Disclosure Schedule, (B) dispositions of obsolete or worthless equipment which is replaced with equipment and materials of comparable or better value and utility, (C) sales of produced hydrocarbons in the ordinary course of business consistent with past practice, (D) sales, transfers, leases, farmouts or other disposals to the Company or any of its Subsidiaries or (E) sales or transfers to EPB as provided on Section 5.2(a)(iii)(E) of the Company Disclosure Schedule;

(iv) make any capital expenditure or capital expenditures in excess of $150,000,000 through September 30, 2012 and $25 million thereafter, in the aggregate, in each case, except for any such capital expenditures provided for in the Company’s Capital Expenditure Forecast, in each case, as set forth in Section 5.2(a)(iv) of the Company Disclosure Schedule, or in each case except as may be reasonably required to conduct emergency operations, repairs or replacements on any well, pipeline, or other facility or as required by a change in Law;

(v) except as set forth in Section 5.2(a)(v) of the Company Disclosure Schedule, directly or indirectly acquire (A) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any Person or division, business or equity interest of any Person or, (B) except in the ordinary course of business consistent with past practice, any assets that, in the aggregate, have a purchase price in excess of $50,000,000;

(vi) except as set forth in Section 5.2(a)(vi) of the Company Disclosure Schedule, make (A) any investments (by contribution to capital, property transfers, purchase of securities or otherwise), other than investments in the Company or any of its Subsidiaries, in excess of $50,000,000, in the aggregate, or (B) any loans or advances (1) in excess of $5,000,000 in the aggregate (other than (x) travel and similar advances to its employees in the ordinary course of business consistent with past practice and (y) loans and advances to the Company or any of its Subsidiaries) or (2) to any employee of the Company or any Subsidiary in excess of $100,000 (other than relocation expenses to its employees in the ordinary course of business consistent with past practice);

(vii)(A) enter into, terminate or amend any Company Material Contract other than in the ordinary course of business or as permitted under clause (ii) above, (B) enter into or extend the term or scope of any Contract that materially restricts the Company, or any existing or future Subsidiary or Affiliate of the Company, from engaging in any line of business or in any geographic area, (C) amend or modify the Company Engagement Letters, (D) enter into any Company Material Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Transactions except as permitted under clause (ii) above, (E) release any Person from, or modify or waive any provision of, any standstill or similar agreement, in each case, related to a sale of the Company or any of its material Subsidiaries or, release any Person from, or modify or waive any provision of any confidentiality agreement (but only to the extent a person listed on Section 8.11(a) of the Company Disclosure Schedule has knowledge of the occurrence of such release, modification or waiver at the time of such release, modification or waiver), (F) enter into any commitment or agreement to license or purchase seismic data, other than commitments or agreements enter into in the ordinary course of business consistent with past practice, (G) except as set forth in Section 5.2(a)(vii) of the Company Disclosure Schedule, make or assume any additional Derivative, other than Derivatives entered into in the ordinary course of business, consistent with past practice, and not exceeding seventy percent (70%) of the Company’s and its Subsidiary’s collective expected hydrocarbon production volumes for the current, or any subsequent, calendar year; provided, however, that any such Derivative shall provide that commercially reasonable substitute credit support may be provided by the Company or its Subsidiary in place of the Company’s (or its Subsidiary’s) existing credit facility, and, if such condition has been satisfied, there shall be no breach of, or default under, or right of termination, cancellation, or acceleration of any obligation, or to the loss of a benefit under, each such Derivative in connection with the consummation of the transactions contemplated by this Agreement;

(viii) except as required by applicable Law (including to avoid the imposition of any penalty taxes under Section 409A of the Code) or as set forth in Section 5.2(a)(viii) of the Company Disclosure Schedule, (A) increase in any manner the salary or wages of any of its employees or directors, (B) pay any bonus or incentive compensation, (C) grant any new equity or non-equity based compensation award, (D) enter into, establish, amend or terminate any Company Benefit Plan, Company Collective Bargaining Agreement or trust or fund with, for or in respect of, any stockholder, director, officer, other employee, or consultant, (E) hire any new employees, or (F) except as required under or in respect of any Company Benefit Plan, fund any Company Benefit Plan or trust relating thereto;

(ix) make, change or revoke any material election concerning Taxes or Tax Returns, file any U.S. federal income tax return for the taxable year ending December 31, 2011 prior to September 10, 2012 or, if Closing has not occurred prior to September 10, 2012, make any election not to claim (or take any action that would cause Ruby Pipeline Holding Company, L.L.C., Gulf LNG Holdings Group, LLC, Citrus Corp. or any of their respective Subsidiaries not to claim) “bonus” depreciation on any U.S. federal income tax return for the taxable year ending December 31, 2011 or approve or join in the making of any such election (or the taking of any such action), file any material amended Tax Return, change any method of Tax accounting or any Tax accounting period, enter into any closing agreement with respect to Taxes, settle any material Tax claim or assessment for an amount materially in excess of the reserves therefor or surrender any right to claim a material refund of Taxes or obtain any Tax ruling;

(x) make any changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;

(xi) amend the Company Charter Documents;

(xii) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization (other than transactions exclusively between wholly owned Subsidiaries of the Company);

(xiii) except as provided under any agreement entered into prior to the date of this Agreement or with respect to matters addressed in Section 5.2(a)(xiv) below, pay, discharge, settle or satisfy any suit, action, claims or proceeding, in excess of $10,000,000 individually or $25,000,000 in the aggregate;

(xiv) except as set forth in Section 5.2(a)(xiv) of the Company Disclosure Schedule, (A) initiate, file or terminate any rate case with the Federal Energy Regulatory Commission (“FERC”) relating to any assets of the Company or any of its Subsidiaries, (B) make any material change to any FERC tariff of the Company or any of its Subsidiaries or (C) settle or discharge any rate case with FERC relating to any assets of the Company or any of its Subsidiaries;

(xv) voluntarily resign, transfer, or relinquish any right as operator of any Material Upstream Asset Group, except as required by Law or as may result automatically and without further action by the Company or any Subsidiary of the Company as a result of the Transactions; or

(xvi) agree, in writing or otherwise, to take any of the foregoing actions, or take any action or agree, in writing or otherwise, to take any action which would in any material respect impede or delay the ability of the parties to satisfy any of the conditions to the Transactions set forth in this Agreement.

(b) Except (i) as expressly permitted by this Agreement, (ii) as set forth in the Parent Disclosure Schedule, (iii) as required by applicable Law, (iv) as provided for or contemplated by any agreement of Parent in effect as of the date of this Agreement or (v) as agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Second Effective Time, Parent shall, and shall cause each of its Subsidiaries and the Parent Joint Ventures to (provided, that with respect to the Parent Joint Ventures, Parent shall cause such actions to occur to the maximum extent permitted by the organizational documents and governance arrangements of each Parent Joint Venture and, to the extent applicable, its fiduciary duties in relation to each Parent Joint Venture): (w) conduct its business in the ordinary course consistent with past practice, (x) comply in all material respects with all applicable Laws and the requirements of all Parent Material Contracts, (y) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, and (z) use its commercially reasonable efforts to keep in full force and effect all material insurance policies maintained by Parent, its Subsidiaries and the Parent Joint Ventures, other than changes to such policies made in the ordinary course of business. Without limiting the generality of the foregoing, except (i) as expressly permitted by this Agreement, (ii) as set forth in the Parent Disclosure Schedule, (iii) as required by applicable Law or (iv) as agreed in writing by the Company (such consent shall not be unreasonably withheld, delayed or conditioned) during the period from the date of this

Agreement to the Second Effective Time, Parent shall not, and shall not permit any of its Subsidiaries (other than KMP and Kinder Morgan Management, LLC and their respective Subsidiaries) and the Parent Joint Ventures to (provided, that with respect to the Parent Joint Ventures, Parent shall cause such actions not to occur to the maximum extent permitted by the organizational documents and governance arrangements of each Parent Joint Venture and, to the extent applicable, its fiduciary duties in relation to each Parent Joint Venture):

(i)(A) issue, sell, or dispose of any shares of its capital stock, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, voting securities or equity interests, other than in connection with (x) the exercise of options for Parent stock that are outstanding on, or granted after, the date of this Agreement in accordance with the terms thereof or the vesting or settlement of any equity or equity-based award that is outstanding on, or granted after, the date of this Agreement in accordance with the terms thereof, (y) the conversion of any shares of Parent Common Stock in accordance with the Parent Charter Documents and (z) as set forth on Section 5.2(b)(i) of the Parent Disclosure Schedule; (B) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any shares of its capital stock, voting securities or equity interests, other than in connection with (1) the exercise of options for Parent stock that are outstanding on, or granted after, the date of this Agreement in accordance with the terms thereof or the vesting, settlement or forfeiture of, or tax withholding with respect to, any equity or equity-based award that is outstanding on, or granted after, the date of this Agreement in accordance with the terms thereof and (2) the conversion of any shares of Parent Common Stock in accordance with the Parent Charter Documents; (C) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock, or otherwise make any payments to its stockholders in their capacity as such (other than (x) dividends by a direct or indirect Subsidiary of Parent to its parent, (y) Parent’s regular quarterly dividend in an amount not to exceed $0.60 per share of Parent Common Stock per fiscal quarter or (z) as provided in Section 5.2(b)(i) of the Parent Disclosure Schedule) or (D) split, combine, subdivide or reclassify any shares of its capital stock;

(ii) incur or assume any indebtedness for borrowed money or guarantee any indebtedness (or enter into a “keep well” or similar agreement) or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent or any of its Subsidiaries or the Parent Joint Ventures, other than (A) borrowings by Parent or any of its Subsidiaries or the Parent Joint Ventures in amounts not in excess of $1,000,000,000 in the aggregate outstanding at any time and guarantees of such borrowings issued by Parent’s Subsidiaries to the extent required under the terms of such credit facility, and (B) borrowings from Parent by a direct or indirect wholly owned Subsidiary of Parent in the ordinary course of business; provided, that for the avoidance of doubt, in no event shall this clause (ii) restrict or prevent in any manner Parent or any of its Subsidiaries from incurring the Debt Financing or the Replacement Debt Financing in order to consummate the Transactions;

(iii) (A) acquire by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any Person or division, business or equity interest of any Person or, (B) acquire except in the ordinary course of business, any assets that have a purchase price in excess of $50,000,000 in the aggregate or (C) make any capital expenditure or expenditures, except for any such capital expenditures as may be reasonably required to conduct emergency operations on any well, pipeline, or other facility, or as does not exceed $50,000,000, in the aggregate;

(iv) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any Person in excess of $50,000,000 in the aggregate;

(v) amend the Parent Charter Documents or the Parent Shareholders Agreement;

(vi) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization (other than transactions exclusively between wholly owned Subsidiaries of Parent); or

(vii) agree, in writing or otherwise, to take any of the foregoing actions, or take any action or agree, in writing or otherwise, to take any action which would in any material respect impede or delay the ability of the parties to satisfy any of the conditions to the Transactions set forth in this Agreement (including, but not limited to, entering into any Parent Alternative Transaction if such Parent Alternative Transaction would in any material respect impede or delay the ability of the parties to satisfy any of the conditions to the Transactions set forth in this Agreement).

SECTION 5.3. No Solicitation by the Company; Etc.

(a) The Company shall, and shall cause its Subsidiaries and use reasonable best efforts to cause the Company’s and its Subsidiaries’ respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to a Takeover Proposal, and request the return or destruction of all confidential information previously provided to such parties by or on behalf of the Company or its Subsidiaries. Except as permitted by this Section 5.3, (x) the Company shall not, and shall cause its Subsidiaries and use reasonable best efforts to cause its Representatives not to, directly or indirectly (i) solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing information) or knowingly induce or take any other action designed to lead to any inquiries or proposals that constitute, or would reasonably be expected to lead to, the submission of a Takeover Proposal, (ii) except for a confidentiality agreement permitted pursuant to Section 5.3(b), enter into any confidentiality agreement, merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement relating to a Takeover Proposal (an “Acquisition Agreement”), or (iii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation or publicly recommend the approval or adoption of, or publicly approve or adopt, or propose to publicly recommend, approve or adopt, any Takeover Proposal and (y) within five (5) business days of receipt of a written request of Parent, the Company shall, publicly reconfirm the Company Board Recommendation; provided, that, in the event that Parent requests such public reconfirmation of the Company Board Recommendation, then Parent’s request must be reasonable (in terms of number and timing) and the Company may not unreasonably withhold, delay (beyond the five (5) business day period) or condition the public reconfirmation of the Company Board Recommendation (the taking of any action described in clause (x)(iii) or the failure to take the action described in clause (y) being referred to as an “Adverse Recommendation Change”). Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by the Company’s Subsidiaries or Representatives shall be deemed to be a breach of this Section 5.3 by the Company.

(b) Notwithstanding anything to the contrary contained in Section 5.3(a), if at any time following the date of this Agreement and prior to obtaining the Company Stockholder Approval (but in no event after obtaining the Company Stockholder Approval), (i) the Company has received a written Takeover Proposal that the Company Board believes is bona fide, (ii) the Company Board, after consultation with its financial advisors and outside legal counsel, determines in good faith that such Takeover Proposal constitutes or could reasonably be expected to lead to or result in a Superior Proposal and (iii) such Takeover Proposal did not result from a material breach of this Section 5.3, then the Company may, subject to clauses (x) and (y) below, (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal and (B) participate in discussions or negotiations regarding such Takeover Proposal; provided, that (x) the Company will not, and will use reasonable best efforts to cause its Representatives not to, disclose any non-public information to such Person unless the Company has, or first enters into, a confidentiality agreement with such Person with confidentiality provisions that are not less restrictive to such Person than the provisions of the Confidentiality Agreement are to Parent (provided, that such confidentiality agreement need not include “standstill” provisions or restrictions of the type contained in the Confidentiality Agreement) and that would not prohibit compliance by the Company with the provisions of this Section 5.3, and (y) the Company will provide to Parent any non-public information concerning the Company or its Subsidiaries that was not previously provided or made available to Parent prior to or substantially concurrently with providing or making available such non-public information to such other Person.

(c) In addition to the other obligations of the Company set forth in this Section 5.3, the Company shall promptly advise Parent, orally and in writing, and in no event later than twenty-four (24) hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of any Takeover Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep Parent reasonably informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and the Company shall promptly provide Parent with copies of any additional written materials received by the Company or that the Company has delivered to any third party making a Takeover Proposal that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.

(d) Notwithstanding the foregoing, if (i) the Company receives a written Takeover Proposal that the Company Board believes is bona fide, and (ii) the Company Board, after consultation with its financial advisors and outside legal counsel, concludes in good faith that such Takeover Proposal constitutes a Superior Proposal, then, subject to compliance with Section 7.3, the Company Board may at any time prior to obtaining the Company Stockholder Approval (but in no event after obtaining the Company Stockholder Approval), if it determines in good faith, after consultation with outside counsel, that the failure to take such action could be inconsistent with its fiduciary duties under applicable Law, (x) effect an Adverse Recommendation Change and/or (y) terminate this Agreement and concurrent with such termination cause the Company to enter into an Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company Board may not effect an Adverse Recommendation Change pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless the Company has provided prior written notice to Parent specifying in reasonable detail the reasons for such action (including a description of the material terms of such Takeover Proposal and delivering to Parent a copy of (1) the Acquisition Agreement for such Superior Proposal in the form to be entered into and (2) any other relevant documents that are reasonably relevant to the assessment of such Superior Proposal), at least five (5) calendar days in advance of its intention to take such action with respect to such Superior Proposal, unless at the time such notice is otherwise required to be given there are less than five (5) calendar days prior to the Company Stockholders Meeting, in which case the Company shall provide as much notice as is reasonably practicable (the period inclusive of all such days, the “Notice Period”) (it being understood and agreed that (i) during the Notice Period the Company shall, and shall use reasonable best efforts to cause its financial advisors and outside legal counsel to, negotiate with Parent in good faith (to the extent Parent desires to negotiate), (ii) the Company shall take into account all changes to the terms of this Agreement proposed by Parent in determining whether such Takeover Proposal continues to constitute a Superior Proposal and (iii) any material amendment to the terms of such Superior Proposal shall require a new notice pursuant to this Section 5.3(d) and new Notice Period, except that such new Notice Period in connection with any material amendment shall be for two (2) business days from the time Parent receives such notice (as opposed to five (5) calendar days). After delivery of such written notice pursuant to the immediately preceding sentence, the Company shall promptly keep Parent informed of all material developments affecting the material terms of any such Superior Proposal (and the Company shall provide Parent with copies of any additional written materials received that relate to such Superior Proposal).

(e) Notwithstanding anything in Section 5.3(a) to the contrary, the Company Board may, at any time prior to obtaining the Company Stockholder Approval, effect an Adverse Recommendation Change in response to an Intervening Event if the Company Board concludes in good faith, after consultation with outside counsel and its financial advisors, that the exercise of its fiduciary duties require such Adverse Recommendation Change. An “Intervening Event” means, with respect to the Company, a material event or circumstance that arises or occurs after the date of this Agreement and was not, prior to the date of this Agreement, reasonably foreseeable by the Company Board; provided, however, that in no event shall the receipt, existence or terms of a Takeover Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event.

(f) For purposes of this Agreement:

“Takeover Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent and its Subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company and its Subsidiaries (including securities of Subsidiaries) equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 under the Exchange Act) of 20% or more of any class of equity securities of the Company, (C) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of any class of equity securities of the Company or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company which is structured to permit such Person or group to acquire beneficial ownership of at least 20% of the Company’s consolidated assets or equity interests; in each case, other than the Transactions.

“Superior Proposal” means a bona fide written offer, obtained after the date of this Agreement and not in breach of this Section 5.3 (other than an immaterial breach), to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the equity securities of the Company or assets of the Company and its Subsidiaries on a consolidated basis, made by a third party, which is on terms and conditions which the Company Board determines in its good faith (after consultation with outside counsel and an independent financial advisor) to be more favorable to the Company’s stockholders from a financial point of view than the Transactions, taking into account at the time of determination any changes to the terms of this Agreement that as of that time had been proposed by Parent in writing.

(g) Nothing in this Section 5.3 shall prohibit the Company Board from taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act if the Company Board determines in good faith, after consultation with outside counsel, that failure to so disclose such position could constitute a violation of applicable Law.

(h) Parent shall not, and shall cause its Subsidiaries not to and shall use reasonable best efforts to cause its Representatives not to, directly or indirectly (i) solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing information) or knowingly induce or take any other action designed to lead to any inquiries or proposals that constitute, or would reasonably be expected to lead to, the submission of a Parent Alternative Transaction or (ii) enter into any confidentiality agreement, merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement with respect to any transaction that would in any material respect impede or delay the ability of the parties to satisfy any of the conditions to the Transactions set forth in this Agreement. Nothing in this Section 5.3(h) or Section 5.2(b)(vii) shall be deemed to prevent Parent, its Subsidiaries or any of its Representatives from taking any action in connection with any transfer or proposed transfer of equity securities of Parent by the stockholders party to the Voting Agreement that is not in violation of the transfer restrictions set forth in the Voting Agreement to the extent that such transfer does not involve a merger, consolidation, share exchange, business combination, recapitalization, liquidation or similar transaction involving Parent or an exchange offer or tender offer for Parent’s equity securities.

SECTION 5.4. Best Efforts.

(a) Subject to the terms and conditions of this Agreement (including Section 5.4(d)), each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as practicable (and in any event no later than the Extended Walk-Away Date) and to consummate and make effective, in the most expeditious manner practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), (ii) obtain promptly (and in any event no later than the Extended Walk-Away Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions and (iv) obtain all necessary consents, approvals or waivers from third parties. For purposes of this Agreement, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable Foreign Antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b) In furtherance and not in limitation of the foregoing, (i) each party hereto (including by their respective Subsidiaries) agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and in any event within fifteen (15) business days of the date of this Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Authority pursuant to the HSR Act or any other Antitrust Law and use its best efforts to take, or cause to be taken (including by their respective Subsidiaries), all other actions consistent with this Section 5.4 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable (and in any event no later than the Extended Walk-Away Date); and (ii) the Company and Parent shall each use its reasonable best efforts to (x) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the Transactions and (y) if any state takeover statute or similar Law becomes applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the Transactions.

(c) Each of the parties hereto shall use (and shall cause their respective Subsidiaries to use) its best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private party, (ii) promptly inform the other party of (and supply to the other party) any communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions, (iii) permit the other party to review in advance and incorporate the other party’s reasonable comments in any communication to be given by it to any Governmental Authority with respect to obtaining any clearances required under any Antitrust Law in connection with the Transactions and (iv) consult with the other party in advance of any meeting or teleconference with any Governmental Authority or, in connection with any proceeding by a private party, with any other Person, and, to the extent not prohibited by the Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and teleconferences. Parent shall have the principal responsibility for devising and implementing the strategy for obtaining any clearances required under any Antitrust Law in connection with the Transactions and shall take the lead in all meetings and communications with any Governmental Authority in connection with obtaining such clearances, provided, however, that Parent shall consult in advance with the Company and in good faith take the Company’s views into account regarding the overall strategy. The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section in a manner so as to preserve the applicable privilege.

(d) Parent (including by its Subsidiaries) agrees to take, or cause to be taken (including by its Subsidiaries), any and all steps and to make, or cause to be made (including by its Subsidiaries), any and all undertakings necessary to resolve such objections, if any, that a Governmental Authority may assert under any Antitrust Law with respect to the Transactions, and to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority with respect to the Transactions, in each case, so as to enable the Closing to occur as promptly as practicable and in any event no later than the Extended Walk-Away Date, including, without limitation, (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any businesses, assets, equity interests, product lines or properties of Parent or the Company (or any of their respective Subsidiaries) or any equity interest in any joint venture held by Parent or the Company (or any of their respective Subsidiaries), (y) creating, terminating, or divesting relationships, ventures, contractual rights or obligations of the Company or Parent or their respective Subsidiaries and (z) otherwise taking or committing to take any action that would limit Parent’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of Parent or the Company (including any of their respective Subsidiaries) or any equity interest in any joint venture held by Parent or the Company (or any of their respective Subsidiaries), in each case as may be required in order to obtain all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations required directly or indirectly under any Antitrust Law or to avoid the commencement of any action to prohibit the Transactions under any Antitrust Law, or, in the alternative, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the Transactions or delay the Closing beyond the Extended Walk-Away Date. To assist Parent in complying with its obligations set forth in this Section 5.4, the Company shall, and shall cause its Subsidiaries to, enter into one or more agreements requested by Parent to be entered into by any of them prior to the Closing with respect to any transaction to divest, hold separate or otherwise take any action that limits the Company’s or its Subsidiaries’ freedom of action, ownership or control with respect to, or their ability to retain or hold, directly or indirectly, any of the businesses, assets, equity interests, product lines or properties of the Company or any of its Subsidiaries or any equity interest in any joint venture held by the Company or any of its Subsidiaries (each, a “Divestiture Action”); provided, however, that (i) the consummation of the transactions provided for in any such agreement for a Divestiture Action (a “Divestiture Agreement”) shall be conditioned upon the Closing or satisfaction of all of the conditions to Closing in a case where the Closing will occur immediately following such Divestiture Action (and where Parent has irrevocably committed to effect the Closing immediately following such Divestiture Action) and (ii) Parent shall indemnify for and hold the Company and its Subsidiaries harmless from all costs, expenses and liabilities incurred by the Company or its Subsidiaries arising from or relating to such Divestiture Agreement (other than any of the foregoing arising from the breach by the Company or any applicable Subsidiary of such Divestiture Agreement).

(e) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.4, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of the Company and Parent shall use best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.

SECTION 5.5. Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, neither the Company nor Parent shall issue or cause the publication of any press release or other public announcement (to the extent previously issued or made in accordance with this Agreement) with respect to this Agreement or the Transactions without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or by any applicable listing agreement with a national securities exchange or Nasdaq as determined in the good faith judgment of the party proposing to make such release (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party; provided, however that the Company shall not be required to consult with the other party with respect to a public announcement in connection with the receipt and existence of a Takeover Proposal that the board of directors of the Company believes is bona fide and matters related thereto or an Adverse Recommendation Change but nothing in this proviso shall limit any obligation of the Company under Section 5.3(d) to negotiate with Parent in good faith; provided, that each party and their respective controlled affiliates may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 5.5.

SECTION 5.6. Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each party shall, and shall cause each of its Subsidiaries to afford to the other party and its Representatives reasonable access during normal business hours (and, with respect to books and records, the right to copy) to all of its and its Subsidiaries’ properties (including the Upstream Assets), commitments, books, Contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives. Each party shall furnish promptly to the other party (i) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal or state securities Laws and a copy of any communication (including “comment letters”) received by such party from the SEC concerning compliance with securities Laws and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as the other party may reasonably request (including information necessary to prepare the Joint Proxy/Information Statement). Except for disclosures permitted by the terms of the Confidentiality Agreement, dated as of September 22, 2011, between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), each party and its Representatives shall hold information received from the Company pursuant to this Section 5.6 in confidence in accordance with the terms of the Confidentiality Agreement. The Company shall (and shall cause its Subsidiaries to) use reasonable efforts (including the assertion of any rights of Company or its Subsidiaries to information to which such person is entitled pursuant to an applicable joint operating agreement) to obtain permission for Parent and its representatives to gain access to Upstream Assets operated or held by third persons and the records and files of such third Persons.

(b) This Section 5.6 shall not require either party to permit any access, or to disclose any information, that in the reasonable, good faith judgment (after consultation with counsel, which may be in-house counsel) of such party would reasonably be expected to result in (i) any violation of any contract or Law to which such party or its Subsidiaries is a party or is subject or cause any privilege (including attorney-client privilege) which such party or any of its Subsidiaries would be entitled to assert to be undermined with respect to such information and such undermining of such privilege could in such party’s good faith judgment (after consultation with counsel, which may be in-house counsel) adversely affect in any material respect such party’s position in any pending or, what such party believes in good faith (after consultation with counsel, which may be in-house counsel) could be, future litigation or (ii) if such party or any of its Subsidiaries, on the one hand, and the other party or any of its Subsidiaries, on the other hand, are adverse parties in a litigation, such information being reasonably pertinent thereto; provided, that, in the cases of clause (i), the parties hereto shall cooperate in seeking to find a way to allow disclosure of such information (including by entering into a joint-defense or similar agreement) to the extent doing so (1) would not (in the good faith belief of the party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) reasonably be likely to result in the violation of any such contract or Law or reasonably be likely to cause such privilege to be undermined with respect to such information or (2) could reasonably (in the good faith belief of the party being requested to disclose the information (after consultation with counsel which may be in-house counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which non-employee Representatives of the other party shall be provided access to such information; provided, further, that the party being requested to disclose the information shall (x) notify the other party that such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any such contract or Law or are reasonably likely to cause such privilege to be undermined, (y) communicate to the other party in reasonable detail the facts giving rise to such notification and the subject matter of such information (to the extent it is able to do so in accordance with the first proviso in this Section 5.6(b)) and (z) in the case where such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any contract, use reasonable commercial efforts to seek consent from the applicable third party to any such contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such contract).

(c) No investigation, or information received, pursuant to this Section  5.6 will modify any of the representations and warranties of the parties hereto.

SECTION 5.7. Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the New EP Surviving LLC or Parent, (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Transactions, (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would result in the failure to satisfy any of the conditions to Closing in Article VI (but only to the extent that a person identified on Section 8.11(a) of the Company Disclosure Schedule or Section 8.11(a) of the Parent Disclosure Schedule, as applicable, has actual knowledge of such fact or circumstance or the occurrence or non-occurrence of such event) and (iv) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder which would result in the failure to satisfy any of the conditions to Closing in Article VI (but only to the extent that a person identified on Section 8.11(a) of the Company Disclosure Schedule or Section 8.11(b) of the Parent Disclosure Schedule, as applicable, has actual knowledge of such material failure).

SECTION 5.8. Indemnification and Insurance.

(a) For purposes of this Section 5.8, (i) “Indemnified Person” shall mean any person who is now, or has been or becomes at any time prior to the Second Effective Time, an officer or director of the Company or any of its Subsidiaries, in such capacity, and also with respect to any such Person, in their capacity as a director, officer, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not such other entity or enterprise is affiliated with the Company) serving at the request of or on behalf of the Company or any Company Subsidiary and together with such Person’s heirs, executor or administrators and (ii) “Proceeding” shall mean any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, suit, proceeding or investigation results in a formal civil or criminal litigation or regulatory action.

(b) From and after the Second Effective Time, Parent and the New EP Surviving Corporation jointly and severally shall (i) indemnify and hold harmless against any cost or expenses (including attorneys fees), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement in connection with any Proceeding, and provide advancement of expenses to, all Indemnified Persons to the fullest extent permitted under applicable Law and (ii) honor the provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the Company Charter Documents and comparable governing instruments of any Subsidiary of the Company immediately prior to the Second Effective Time and ensure that the certificate of incorporation and by-laws of the New EP Surviving Corporation shall, for a period of six (6) years following the Second Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers, employees and agents of the Company and its Subsidiaries than are presently set forth in the Company Charter Documents. Any right of indemnification of an Indemnified Person pursuant to this Section 5.8(b) shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Person as provided herein.

(c) Parent shall cause the New EP Surviving Corporation to, and the New EP Surviving Corporation shall, maintain in effect for six (6) years from the Second Effective Time the Company’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the Second Effective Time with respect to Indemnified Persons (provided that the New EP Surviving Corporation may substitute therefor policies with reputable carriers of at least the same coverage containing terms and conditions that are no less favorable to the Indemnified Persons); provided, however, that in no event shall the New EP Surviving Corporation be required to expend pursuant to this Section 5.8(c) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance (the “Maximum Amount”). In the event that, but for the proviso to the immediately preceding sentence, the New EP Surviving Corporation would be required to expend more than the Maximum Amount, the New EP Surviving Corporation shall obtain as much comparable insurance as available for the Maximum Amount. If the Company in its sole discretion elects, then the Company may, prior to the Second Effective Time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Second Effective Time that were committed or alleged to have been committed by such Indemnified Persons in their capacity as such; provided that in no event shall the cost of such policy exceed six (6) times the Maximum Amount and, if such a “tail policy” is purchased, Parent and the New EP Surviving Corporation shall have no further obligations under this Section 5.8(c).

(d) The rights of any Indemnified Person under this Section 5.8 shall be in addition to any other rights such Indemnified Person may have under the New EP Surviving Corporation Certificate, the New EP Surviving Corporation By-Laws, the DGCL or the DLLCA. The provisions of this Section 5.8 shall survive the consummation of the Transactions for a period of six (6) years and are expressly intended to benefit each of the Indemnified Persons and their respective heirs and representatives; provided, however, that in the event that any claim or claims for indemnification set forth in Section 5.8 are asserted or made within such six (6) year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims. If Parent and/or New EP Surviving Corporation, or any of their respective successors or assigns (i) consolidates with or merges into any other Person, or (ii) transfers or conveys all or substantially all of their businesses or assets to any other Person, then, in each such case, to the extent necessary, a proper provision shall be made so that the successors and assigns of Parent and/or New EP Surviving Corporation, as the case may be, shall assume the obligations of Parent and New EP Surviving Corporation set forth in this Section 5.8.

SECTION 5.9. Securityholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against the Company and/or its directors relating to the Transactions, and no such settlement shall be agreed to without Parent’s prior consent, such consent not to be unreasonably withheld or delayed.

SECTION 5.10. Fees and Expenses. All fees and expenses incurred in connection with the Transactions including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses, except (a) Parent and the Company shall each bear and pay one-half of the expenses incurred in connection with the filing, printing and mailing of the Form S-4 and Joint Proxy/Information Statement and (b) as provided in Section 7.3. Notwithstanding anything to the contrary contained herein, Parent shall be responsible for and shall pay the amount of any (i) documentary, sales, use, real property transfer, real property gains, registration, value-added, transfer, stamp, recording and other similar Taxes (“Transfer Taxes”) imposed on Parent, the Company or any of its Subsidiaries in connection with this Agreement and the transactions contemplated hereby, and (ii) any Transfer Taxes imposed on the stockholders of the Company and New EP in connection with this Agreement and the transactions contemplated hereby in respect of assets that are owned directly or indirectly by the Company or any of its Subsidiaries.

SECTION 5.11. Reorganizations Treatment. The Company, New EP, Merger Sub One, Parent, Merger Sub Two and Merger Sub Three shall execute and deliver to Wachtell, Lipton, Rosen & Katz, counsel to the Company, certificates substantially in the forms attached hereto at Exhibits C and D at such time or times as reasonably requested by such law firm in connection with its delivery of the tax opinion referred to in Section 6.1(e). Prior to the Second Effective Time, none of the Company, New EP, Merger Sub One, Parent, Merger Sub Two or Merger Sub Three shall take or cause to be taken any action which would cause to be untrue any of the representations in such certificates. Each of the Company, New EP, Merger Sub One, Parent, Merger Sub Two and Merger Sub Three agree that the value of the Per Share Warrant Consideration as of the business day immediately prior to the date of this Agreement would have been $0.96 (the “Per Share Warrant Consideration Value”), including for purposes of applying Treasury Regulation Section 1.368-1T(e)(2)(iv).

SECTION 5.12. Rule 16b-3. Prior to the Second Effective Time, the Company and Parent shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

SECTION 5.13. Employee Benefits.

(a) From and after the Second Effective Time, Parent shall honor all Company Benefit Plans and compensation arrangements and agreements in accordance with their terms as in effect immediately before the Second Effective Time, provided that nothing herein shall limit the right of the Company or Parent or any of their respective Affiliates from amending or terminating such plans, arrangements and agreements to the extent permitted by their terms. For a period of one (1) year following the Second Effective Time (the “Continuation Period”), Parent shall provide, or shall cause to be provided, (i) to each employee of the Company or any of its Subsidiaries as of immediately prior to the Second Effective Time (the “Company Employees”), other than any such Company Employee covered by a Company Collective Bargaining Agreement, for so long as such Company Employee remains an employee of the Parent, the New EP Surviving Corporation or any of their respective Affiliates during the Continuation Period, base salary and annual bonus opportunities each of which is no less than that provided to such Company Employee immediately before the Second Effective Time, (ii) to each Company Employee, other than any such Company Employee covered by a Collective Bargaining Agreement or who is not a full-time employee, for so long as such Company Employee remains an employee of Parent, the Surviving Company or any of their respective Affiliates during the Continuation Period, compensation opportunities (other than annual bonus opportunities) and benefits eligibility which are the same as those provided to similarly situated employees of Parent and its Subsidiaries; provided, that notwithstanding anything to the contrary contained in this Section 5.13(a)(ii), during the Continuation Period, Parent shall provide, or shall cause to be provided to Company Employees and their eligible dependents who are receiving medical care or treatment under the Company’s Select Plus Program (the “SPP”) and any additional participants who are receiving medical care or treatment under the SPP, in each case immediately prior to the Second Effective Time (and in the case of each Company Employee and his or her eligible dependents,, for so long as such Company Employee remains an employee of the Parent, the Surviving Company or any of their respective Affiliates during the Continuation Period), continued medical care and treatment under the terms of the SPP in effect immediately prior to the Second Effective Time.

(b) Notwithstanding anything to the contrary contained in Section 5.13(a), during the Continuation Period (or such longer period as may be required under any Company Benefit Plan as of the date of this Agreement),

Parent shall provide to each Company Employee, other than any such Company Employee covered by a Collective Bargaining Agreement, whose employment terminates during such period with such severance pay and benefits that would have been provided to such Company Employee under the applicable severance pay plan maintained by the Company as in effect immediately prior to the Second Effective Time. In addition, to the extent any portion of the Company’s assets are sold during the Continuation Period, Parent will use its commercially reasonable efforts to ensure that the purchaser of such assets provides the foregoing benefits to the applicable employees who will be employees of the purchaser of such assets through the end of the Continuation Period.

(c) Without limiting the generality of the foregoing, the Company, Parent, New EP, and their respective Subsidiaries and controlled Affiliates, as applicable, will take all actions necessary to effectuate the provisions of Section 5.13(c) of the Company Disclosure Schedule.

(d) Without limiting the generality of the foregoing, the Company, Parent, New EP, and their respective Subsidiaries and controlled Affiliates, as applicable, will take all actions necessary to effectuate the provisions of Section 5.13(d) of the Company Disclosure Schedule.

(e) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Second Effective Time as required pursuant to this Section 5.13(e) (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Second Effective Time, to the same extent as such Company Employee was entitled, before the Second Effective Time, to credit for such service under any similar Company Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Second Effective Time, provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Benefit Plan in which such Company Employee participated immediately before the consummation of the Transactions (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Second Effective Time, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(f) Section 280G.

(i) Following the date of this Agreement, but in no event later than November 15, 2011, the Company shall provide to Parent the name of each director, officer, employee and service provider entitled to a gross-up, make whole or other payment as a result of the imposition of taxes under Section 4999 of the Code pursuant to any agreement or arrangement with the Company or any of its Subsidiaries. The Company shall, as soon as reasonably practicable after request from Parent, provide Parent with information necessary for Parent (or its advisor) to calculate the estimated dollar amount (if any) of such gross-up, make whole or other payment payable to each such individual in connection with the consummation of the Transactions.

(ii) Following the date of this Agreement, the Company shall consult with Parent as to, and shall reasonably consider taking, actions which may be reasonably requested by Parent, on or prior to December 31, 2011, to reduce and/or avoid the application of Section 280G of the Code to the payments, if any, to be made to those individuals disclosed to Parent pursuant to Section 5.13(f)(i) of this Agreement (which actions may include, for example, accelerating the vesting or payment of equity awards or accelerating the payment of 2011 bonuses).

(g) Without limiting the generality of Section 8.6, no provision of this Section 5.13 shall be construed to create any third party beneficiary rights in any employee, officer, current or former director or consultant of the Company or its Subsidiaries, or any beneficiary of such employee, officer, director or consultant under a Company Benefit Plan, Parent Benefit Plan or otherwise.

SECTION 5.14. Debt Financing.

(a) Each of Parent, Merger Sub Two and Merger Sub Three shall use best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange the Debt Financing on the terms and conditions described in the Debt Commitment Letters, including using best efforts (i) to negotiate and enter into the definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Letters (including, as necessary, the “flex” provisions contained in any related fee letter) by a date no later than the date that is three months from the date hereof and (ii) to satisfy (or if determined advisable by Parent, Merger Sub Two and Merger Sub Three, obtain the waiver of) on a timely basis all conditions to obtaining the Debt Financing within Parent’s, Merger Sub Two’s and Merger Sub Three’s control and to comply with all of its obligations pursuant to the Debt Commitment Letters and the definitive agreements related thereto. In the event that all conditions to funding the commitments contained in the Debt Commitment Letters have been satisfied, each of Parent, Merger Sub Two and Merger Sub Three shall use its best efforts to cause the Financing Sources to fund the Debt Financing required to consummate the transactions contemplated by this Agreement and to pay related fees and expenses on the Closing Date (including by taking enforcement action to cause the Financing Sources to provide the Debt Financing). Each of Parent, Merger Sub Two and Merger Sub Three shall use its best efforts to enforce all of its rights under the Debt Commitment Letters. Parent, Merger Sub Two and Merger Sub Three shall give Seller prompt notice of any material breach by any party to the Debt Commitment Letters or the definitive agreements related thereto of which Parent, Merger Sub Two or Merger Sub Three has become aware or any termination of any of the Commitment Letters or such definitive agreements. In the event that any portion of the Debt Financing becomes unavailable, Parent, Merger Sub Two and Merger Sub Three shall (1) use their best efforts to obtain, as promptly as practicable following the occurrence of such event, alternative debt financing for any such portion from alternative debt sources (“Alternative Financing”) in an amount that will still enable Parent, Merger Sub Two and Merger Sub Three to consummate the Transactions and (2) promptly notify the Company of such unavailability and the reason therefor. If obtained, Parent shall deliver to the Company true and complete copies of all agreements (other than any fee letters and engagement letters) pursuant to which any such alternative source shall have committed to provide Parent or the New EP Surviving Corporation with Alternative Financing. Parent, Merger Sub Two and Merger Sub Three shall not, without the Company’s prior written consent (not to be unreasonably withheld) permit any amendment or modification to, or any waiver of any provision or remedy under, any Debt Commitment Letter or any definitive agreements related thereto unless the terms of such Debt Commitment Letter or definitive agreements related thereto, in each case as so amended, modified or waived, are substantially similar to those in such Debt Commitment Letter or definitive agreement related thereto, prior to giving effect to such amendment, modification or waiver (other than economic terms, which shall as good as or better for Parent, Merger Sub Two and Merger Sub Three than those in the Debt Commitment Letter or definitive agreement relating thereto prior to giving effect to such amendment, modification or waiver). Parent, Merger Sub Two and Merger Sub Three shall provide the Company with prompt written notice of the receipt of any notice or other communication from any financing source with respect to such financing source’s failure or anticipated failure to fund its commitments under any Debt Commitment Letters or definitive agreement in connection therewith. Parent, Merger Sub Two and Merger Sub Three shall keep the Company reasonably informed on a reasonably current basis of the status of its efforts to consummate the Debt Financing.

(b) The Company shall provide, shall cause its Subsidiaries to provide and shall use its best efforts to cause its and their Representatives to provide such cooperation in connection with the marketing, arrangement and consummation of and satisfaction of the conditions to the Debt Financing as may be reasonably requested by Parent (provided, that such requested cooperation does not materially and adversely interfere with the ongoing business operations of the Company and its Subsidiaries (it being understood that none of the actions listed in clauses (i) through (viii) below shall be deemed to materially and adversely interfere with the ongoing business operations of the Company and its Subsidiaries)), including but not limited to: (i) participation in meetings, drafting sessions, presentations, road shows and due diligence and other sessions with the Financing Sources and lenders, investors and rating agencies; (ii) furnishing Parent and the Financing Sources and their representatives as promptly as practicable with financial and other pertinent information regarding the Company and its Subsidiaries required, or reasonably requested by Parent, to consummate the Debt Financing, including (A) all information to be included in a customary bank information memorandum; (B) all of the information and data related to the Company and its Subsidiaries necessary (and at the times required) to satisfy the condition set forth in paragraph 3 of Exhibit D of the Debt Commitment Letters (or the substantially similar provision thereto in any Replacement Debt Commitment Letters or Debt Commitment Letters relating to an Alternative Financing) (information and data required to be delivered pursuant to this clause (ii) being referred to as the “Required Information”); (iii) assisting Parent, the Financing Sources and their representatives in the preparation of customary documents and materials, including but not limited to (A) any offering documents, private placement memoranda, bank information memoranda (including a bank information memorandum that does not include material non-public information), prospectuses and other informational and marketing materials and documents for any portion of the Debt Financing and (B) materials for rating agency presentations; (iv) reasonably cooperating with the marketing efforts of Parent and the Financing Sources for any portion of the Debt Financing; (v) executing and delivering (and assisting in the negotiation of) any pledge or security documents and otherwise facilitating the granting of a security interest (and perfection thereof) in collateral and executing and delivering (and assisting in the negotiation of) definitive financing documents, guarantees, mortgages, underwriting and purchase agreements, indentures or other documents or customary certificates contemplated by the Debt Commitment Letters or as reasonably requested by Parent; provided that no pledge or security document, definitive financing document or any other such document or certificate to which the Company or any of its Subsidiaries is a party shall be effective prior to the Second Effective Time; (vi) using best efforts to obtain customary authorization letters with respect to the bank information memoranda and consents of accountants for use of their reports in any materials relating to the Debt Financing, accountants’ comfort letters and legal opinions as reasonably requested by Parent; and (viii) taking all corporate actions, subject to the occurrence of the Closing, necessary to permit the consummation of the Debt Financing. The foregoing notwithstanding, (I) none of the Company or any of its Subsidiaries nor any of their Representatives shall be required to pay any commitment or other fee or incur any other cost or expense that is not promptly reimbursed by Parent, Merger Sub Two or Merger Sub Three in connection with the Debt Financing prior to the Second Effective Time and (II) no obligation of or security interest granted by the Company, any of its Subsidiaries or any of its or their Representatives undertaken in connection with the Debt Financing shall be effective until the Second Effective Time. In addition, the Company agrees that it will use best efforts to supplement the Required Information to the extent that any such Required Information, to the knowledge of the Company, contains any material misstatement of fact or omits to state any material fact necessary to make such information, taken as a whole, not misleading in any material respect promptly after becoming aware thereof. All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent, Merger Sub Two or Merger Sub Three or their respective Representatives pursuant to this Section 5.14(b) shall be kept confidential in accordance with the Confidentiality Agreement; provided that Parent, Merger Sub Two and Merger Sub Three shall be permitted to disclose such information to rating agencies and prospective lenders and investors during syndication of the debt financing contemplated by the Debt Commitment Letters, subject to customary confidentiality undertakings as applicable. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. Parent (x) shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs (including reasonable and documented attorney’s fees) incurred by the Company or any of its Subsidiaries in connection with any cooperation pursuant to Section 5.14, (y) acknowledges and agrees that the Company, its Subsidiaries and their respective Representatives shall not have any responsibility for, or incur any liability to any person under, the Debt Financing (other than obligations pursuant to the definitive agreements relating to the Debt Financing, effective as of and from the Second Effective Time, as and to the extent such Persons are party to such documents) and (z) shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of Parent, Merger Sub Two or Merger Sub Three pursuant to Section 5.14 and any information (other than information furnished by or on behalf of the Company and its Subsidiaries) utilized in connection therewith, in each case, other than to the extent any of the foregoing arise from the bad faith, gross negligence or willful misconduct of, or breach of this Agreement by, the Company, any of its Subsidiaries or their respective affiliates and Representatives.

(c) Notwithstanding anything herein to the contrary, the Parent, in its sole discretion, may replace any existing Debt Commitment Letter with a debt commitment letter (a “Replacement Debt Commitment Letter”) pursuant to which financial institutions selected by it in its sole discretion commit to provide debt financing to finance the Transactions (“Replacement Debt Financing”) and on or following the effectiveness thereof the Parent may, in its sole discretion terminate the existing Debt Commitment Letter and the commitments thereunder; provided that, without the Company’s consent (such consent not to be unreasonably withheld), the terms of such Replacement Debt Financing shall be substantially similar to the terms of the Debt Commitment Letter or definitive agreement relating thereto being replaced (other than economic terms, which shall be as good as or better for Parent and Merger Sub than those in the Debt Commitment Letter or definitive agreement relating thereto being replaced). Promptly following the execution of a Replacement Debt Commitment Letter by Parent, Parent shall notify the Company to such effect and shall promptly provide a fully executed copy of such Replacement Debt Commitment Letter and any related agreements (other than any fee letters or engagement letters). Such notice shall also satisfy the Parent’s notification requirements under Section 5.14(a) relating to termination of the existing Debt Commitment Letter.

(d) The Company shall use its best efforts to deliver to Parent on or prior to the second business day prior to the Second Effective Time, a fully executed copy of a payoff letter, in customary form, from the Administrative Agent (as defined in the Existing EP Credit Agreement), which payoff letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or similar obligations related to any Obligations (as defined in the Existing EP Credit Agreement) as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”) (ii) state that upon receipt of the Payoff Amount, the Existing EP Credit Agreement and related instruments evidencing the Existing EP Credit Agreement shall be terminated and any stock certificates and other physical collateral held by the Collateral Agent (as defined in the Existing EP Credit Agreement) shall be returned, and (iii) state that all Liens and all guarantees in connection therewith relating to the assets and properties of the Company or any of its Subsidiaries securing such Obligations shall be, upon the payment of the Payoff Amount on the Closing Date, released and terminated. The Company shall, and shall cause its Subsidiaries to, use best efforts to deliver all notices and take all other actions, including assistance with respect to the backstop, replacement or termination of any letters of credit issued under the Existing EP Credit Agreement, to facilitate the termination of commitments under the Existing EP Credit Agreement, the repayment in full of all Obligations then outstanding thereunder (using funds arranged by Parent, Merger Sub Two or Merger Sub Three) and the release of all Liens and termination of all guarantees in connection therewith on the Closing Date (such termination, repayment and release, the “Credit Facility Termination”); provided that in no event shall this Section 5.14(d) require the Company or any of its Subsidiaries to (x) deliver an irrevocable notice of termination or prepayment of any credit facility, (y) cash collateralize any letters of credit or (z) cause such Credit Facility Termination unless the Closing shall occur substantially concurrently and the Company or its Subsidiaries have received funds from Parent to pay in full the Payoff Amount. To the extent the Company or its Subsidiaries do not obtain the any amendment or waiver contemplated in Section 5.14(e) below, either (i) the provisions of this Section 5.14(d) relating to the “Existing EP Credit Agreement” shall apply to the applicable Waiver Credit Agreement or (ii) the Company and its Subsidiaries shall, at the request of Parent, and at Parent’s expense, use their best efforts to refinance the credit facilities set forth in the applicable Waiver Credit Agreement, effective upon the Second Effective Time on terms that permit the Transactions and are reasonably acceptable to the Parent (and such refinancing shall not be subject to the refinancing restriction set forth in Section 5.2(b)(i)).

(e) The Company shall use its best efforts to assist Parent in obtaining, at Parent’s expense, as soon as possible after the date of this Agreement and in any event on or prior to the forty-fifth (45th) business day prior to the Second Effective Time, a fully executed copy of an amendment or waiver of each of the Waiver Credit Agreements which amends or waives the “change of control” provisions set forth therein to permit the Transactions, such amendment or waiver to be effective at or prior to the Second Effective Time.

(f) The Company shall, on a weekly basis, give Parent updates on the balances outstanding under the Existing EP Credit Agreement and E&P BNP Paribas Credit Agreement.

(g) The Company shall be permitted, at the Company’s expense, to seek and to obtain consent of the lenders under the indebtedness set forth on Section 5.14(g) of the Company Disclosure Schedule to permit the closing of the First Merger.

SECTION 5.15. Parent Board of Directors. Parent agrees to (i) take all action necessary (including increasing the number of directors that constitute the Parent Board and amending the Shareholders Agreement, dated as of February 10, 2011, among Parent and the persons set forth on the signature page to such agreement (the “Parent Shareholders Agreement”) to effect such increase) to elect two (2) individuals designated by the Company to Parent’s Board of Directors (one of which shall be appointed to Parent’s Audit Committee and one of which shall be appointed to Parent’s Governance Committee), effective as of, and subject to the occurrence of, the Second Effective Time and (ii) cause its by-laws to be amended to amend the definition of “Supermajority Board Vote” to change the reference to eight (8) directors in the first line thereof to ten (10)  directors.

SECTION 5.16. Sale of Upstream Assets. The Company shall, and shall cause its controlled Subsidiaries to, reasonably assist Parent in the preparation for the sale of certain or all of the Company’s Upstream Assets, it being understood that it is the desire and intent of the parties to, if reasonably practicable, consummate the sale of such Upstream Assets immediately prior to the Closing. As may be reasonably requested by Parent, the Company shall, and shall cause its controlled Subsidiaries to, enter into one or more agreement(s) with third parties to facilitate the sale of any Upstream Assets identified by Parent (such agreements to contain customary covenants and other terms and conditions for transactions of such size and nature); provided, however, that (i) the consummation of the transactions provided for in any such agreement for a sale of Upstream Assets (an “Upstream Sale Agreement”) shall be conditioned upon the Closing or satisfaction of all of the conditions to Closing in a case where the Closing will occur immediately following the sale of the Upstream Assets and on Parent being and irrevocably confirming that it is ready, willing and able to consummate the Closing, and it and its Financing Source have irrevocably committed to, effect the Closing immediately following the sale of Upstream Assets and (ii) Parent shall indemnify for and hold the Company and its Subsidiaries harmless from any and all costs, expenses (including interest, court and other legal proceeding costs, fees of attorneys, accountants and other experts or other expenses of litigation or other proceedings), losses, damages, fines, penalties, Taxes, and liabilities incurred by the Company or its Subsidiaries arising from or relating to such Upstream Sale Agreement. For the avoidance of doubt, but without prejudice to Section 6.2(b), in no event shall the entering into of an agreement or the consummation of any sale of any Upstream Assets, in and of itself, by Parent, Merger Sub Two, Merger Sub Three, the Company, New EP or Merger Sub One be a condition to any of Parent’s, Merger Sub Two’s or Merger Sub Three’s obligations under this Agreement.

SECTION 5.17. Employee Information and Consultation. The Company, its Subsidiaries and each of its and their Affiliates, as applicable, shall inform and/or consult with, as applicable, all labor unions, labor organizations, works councils and other employee representative bodies with respect to the terms of any Company Collective Bargaining Agreement or applicable Laws in connection with this Agreement and the transactions, and shall take all other necessary actions in connection with employees covered thereby as may be required pursuant to applicable Laws.

SECTION 5.18. Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Class P Stock and the Parent Class P Warrants to be issued pursuant to and in accordance with this Agreement (including the Parent Class P Stock issuable upon exercise of the Parent Class P Warrants) to be approved for listing (subject, if applicable, to notice of issuance) for trading on the NYSE prior to the Closing; provided, that if the NYSE will not approve the listing of the Parent Class P Warrants on the NYSE, then Parent shall use its reasonable best efforts to cause such Parent Class P Warrants to be approved for listing (subject, if applicable, to notice of issuance) on either (x) NASDAQ or (y) such other exchange(s), electronic trading networks or other suitable trading platforms as are reasonably agreed to by Parent and the Company.

SECTION 5.19. Approvals. Other than the Parent Stockholder Approval and Company Stockholder Approval, each of Parent, Merger Sub Two, Merger Sub Three, the Company, Merger Sub One and New EP agree to obtain all requisite board of director approval(s), stockholder approval(s) and member approval(s), to the extent not already obtained prior to the date of this Agreement, required to be obtained to consummate the First Merger, Second Merger, Third Merger and LLC Conversion.

ARTICLE VI

Conditions Precedent

SECTION 6.1. Conditions to Each Party’s Obligation to Effect the Transactions. The respective obligations of each party hereto to effect the Second Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the certificate of incorporation and by-laws of the Company;

(b) Regulatory Approval. Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired;

(c) No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Transactions or making the consummation of the Transactions illegal;

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC; and

(e) Tax Opinion. The Company shall have received from Wachtell, Lipton, Rosen & Katz, tax counsel to the Company, (i) at the First Effective Time, a written opinion dated as of the date of the First Merger to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the First Merger and the LLC Conversion, taken together, will qualify for United States federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) a written opinion dated as of the Closing Date to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Second Merger and the Third Merger, taken together, will qualify for United States federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinions, Wachtell, Lipton, Rosen & Katz may rely upon representations and covenants contained in the certificates of the Company, New EP, Parent, Merger Sub One, Merger Sub Two and Merger Sub Three referred to in Section 5.11 and upon representations that Wachtell, Lipton, Rosen & Katz reasonably deems relevant.

SECTION 6.2. Conditions to Obligations of Parent, Merger Sub Two and Merger Sub Three. The obligations of Parent, Merger Sub Two and Merger Sub Three to effect the Second Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.6(a), Section 3.6(b) and Section 3.10(b), shall be true and correct in all respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of the Company contained in Section 3.3(a) and Section 3.3(d), shall be true and correct in all respects, other than as would not materially delay or prevent the Closing, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (iii) the representations and warranties of the Company contained in Section 3.2(a) shall be true and correct in all respects, other than immaterial misstatements or omissions, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iv) all other representations and warranties of the Company set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iv), where the failure of such representations and warranties to not be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company, New EP and Merger Sub One shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) (A) The Company shall deliver to Parent, no earlier than thirty (30) days prior to the Closing Date and no later than ten (10) days prior to the Closing Date, a certification from an authorized officer of the Company setting forth the Company’s then current good faith estimate of the Company’s net operating loss carryforwards for federal income tax purposes as of January 1, 2012, computed in the manner, and taking into account the assumptions, set forth in clauses (i) and (iii) of the representation contained in Section 3.10(c) (such estimate, the “Closing Estimated NOL”), and (B) there shall not have been an NOL MAE in respect of the Closing Estimated NOL as compared to the Signing Estimated NOL.

For purposes of this Agreement, an “NOL MAE” shall mean a reduction in the Company’s good faith estimate of the Company’s net operating loss carryforwards for federal income tax purposes as of January 1, 2012 to an amount less than $2,600,000,000, without taking into account any such reduction (i) resulting from a change in the relevant Tax law as in effect as of the date of this Agreement, (ii) resulting from an increase of the taxable income of the Company (before giving effect to any deduction of net operating loss carryforwards and any bonus depreciation deductions) for the year ending December 31, 2011 in excess of the amount set forth on Section 3.10(c) of the Company Disclosure Schedule, or (iii) to the extent that such reduction gives rise to a current deduction in the next succeeding taxable year after the taxable year ending December 31, 2011.

SECTION 6.3. Conditions to Obligation of the Company, New EP and Merger Sub One. The obligation of the Company, New EP and Merger Sub One to effect the Second Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent contained in Section 4.6(a) and Section 4.6(b) shall be true and correct in all respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of Parent contained in Section 4.3(a) and Section 4.3(d) shall be true and correct in all respects, other than as would not materially delay or prevent the Closing, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (iii) the representations and warranties of Parent contained in Section 4.2(a) shall be true and correct in all respects, other than immaterial misstatements or omissions, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iv) all other representations and warranties of Parent set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iv), where the failure of such representations and warranties to not be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(b) Performance of Obligations of Parent, Merger Sub Two and Merger Sub Three. Parent, Merger Sub Two and Merger Sub Three shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(c) Parent Stockholder Approval. The Parent Stockholder Approval shall have been obtained in accordance with the requirements of the NYSE.

(d) Stock and Warrant Listing. (i) The shares of Parent Class P Stock deliverable to the stockholders of the Company as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance and (ii) the Parent Class P Warrants deliverable to the stockholders of the Company as contemplated by this Agreement shall have been approved for listing (subject, if applicable, to notice of issuance) on either (x) the NYSE, (y) NASDAQ or (z) such other exchange(s), electronic trading networks or other suitable trading platforms as are reasonably agreed to by Parent and the Company.

SECTION 6.4. Frustration of Closing Conditions. None of the Company, Parent, New EP, Merger Sub One, Merger Sub Two or Merger Sub Three may rely on the failure of any condition set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its best efforts to consummate the Second Merger and the other Transactions, as required by and subject to Section 5.4.

ARTICLE VII

Termination

SECTION 7.1. Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Second Effective Time:

(a) by the mutual written consent of the Company and Parent duly authorized by each of their respective Boards of Directors.

(b) by either of the Company or Parent:

(i) if the Second Merger shall not have been consummated on or before June 30, 2012 (the “Walk-Away Date”); provided, however, that if, as of such date, the condition set forth in Section 6.1(b) or Section 6.1(c) shall not have been satisfied or duly waived by all parties entitled to the benefit of such condition, either the Company or Parent may, by written notice delivered to the other party, elect to extend the Walk-Away Date to December 31, 2012 (the “Extended Walk-Away Date”); provided, further, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available (x) to a party if the inability to satisfy such condition was due to the failure of such party to perform any of its obligations under this Agreement or (y) to a party if the other party has filed (and is then pursuing) an action seeking specific performance as permitted by Section 8.8 or (z) to the Company if Parent or Merger Sub is pursuing an action in good faith to enforce, including against anticipatory breach, the obligations of the lenders to fund the Debt Financing under the Debt Commitment Letters or the definitive documents relating to the Debt Financing.

(ii) if any Restraint having the effect set forth in Section 6.1(c) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if such Restraint was due to the failure of such party to perform any of its obligations under this Agreement; or

(iii) if the Company Stockholders Meeting shall have concluded and the Company Stockholder Approval shall not have been obtained.

(c) by Parent:

(i) if an Adverse Recommendation Change shall have occurred;

(ii) prior to the receipt of the Company Stockholder Approval, if the Company shall be in Willful Breach of its obligations pursuant to the first two sentences of Section 5.1(b) or Section 5.3(a) through Section 5.3(d), other than in the case where (w) such Willful Breach is a result of an isolated action by a Person that is a Representative of the Company (other than a director or officer of the Company), (x) such Willful Breach was not caused by, or within the Knowledge of, the Company, (y) the Company takes appropriate actions to remedy such Willful Breach upon discovery thereof and (z) Parent is not significantly harmed as a result thereof; or

(iii) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of the Company set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.2(a) or (b) and (B) is incapable of being cured, or is not cured, by the Company within thirty (30) days following receipt of written notice from Parent of such breach or failure; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(iii) if Parent is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

(d) by the Company:

(i) prior to the receipt of the Parent Stockholder Approval, if Parent shall be in Willful Breach of its obligations pursuant to Section 5.1(c);

(ii) if Parent shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of Parent set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.3(a) or (b) and (B) is incapable of being cured, or is not cured, by Parent within thirty (30) days following receipt of written notice from the Company of such breach or failure; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(ii) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(iii) at any time prior to the time the Company Stockholder Approval is obtained, if (i) the Company Board authorizes the Company, subject to complying with the terms of this Agreement, including Section 5.3, to enter into one or more Acquisition Agreements with respect to a Superior Proposal, (ii) immediately prior to or concurrently with the termination of this Agreement the Company, subject to complying with the terms of this Agreement, including Section 5.3, enters into one or more Acquisition Agreements with respect to a Superior Proposal and (iii) the Company immediately prior to or concurrently with such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 7.3.

SECTION 7.2. Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the provisions of the first sentence of Section 3.19, Sections 5.8, 5.10, 7.2 and 7.3, and Article VIII, and Parent’s indemnification obligations set forth in Section 5.14 and Section 5.16, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub Two, Merger Sub Three, New EP, Merger Sub One or the Company or their respective directors, officers and Affiliates, except (i) the Company and/or Parent may have liability as provided in Section 7.3, and (ii) nothing shall relieve any party hereto from any liability for any failure to consummate the Transactions when required pursuant to this Agreement (it being understood that the failure of Parent, Merger Sub Two or Merger Sub Three to receive the proceeds of the Debt Financing or of any alternative financing, or the failure to receive the Parent Stockholder Approval, shall not relieve Parent, Merger Sub Two or Merger Sub Three from any such liability) or any party from liability for fraud or a Willful Breach of any covenant or other agreement contained in this Agreement.

SECTION 7.3. Fees and Expenses.

(a) In the event that this Agreement is terminated pursuant to Section 7.1(b)(iii), then the Company shall pay to Parent on the date of such termination, (x) all documented, out of pocket expenses (including financing expenses) not to exceed $20,000,000 in the aggregate plus (y) any documented commitment, underwriting, extension, ticking, structuring, fronting, duration, upfront fees or similar fees required to be paid under the Debt Commitment Letters, any fee letters related thereto or the definitive documents relating to the Debt Financing on or prior to such termination (or notwithstanding such termination) (“Parent Expenses”), payable by wire transfer of same day funds.

(b) In the event that (A) a Takeover Proposal shall have been made known to the Company or shall have been made directly to its stockholders generally or any Person shall have publicly announced an intention to make a Takeover Proposal which proposal shall not have been withdrawn prior to the date of the Company Stockholder Meeting (or if the Company Stockholder Meeting shall not have occurred, prior to the termination of this Agreement pursuant to Section 7.1(b)(i)) and thereafter, (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iii), and (C) the Company enters into a definitive agreement with respect to, or consummates a Takeover Proposal within twelve (12) months of the date this Agreement is terminated, then the Company shall pay to Parent a termination fee equal to $650,000,000 (the “Termination Fee”) less any amount of Parent Expenses previously paid, by wire transfer of same day funds, upon the earlier of the public announcement of the Company’s entry into any such agreement or the consummation of any such transaction. For purposes of this Section 7.3(b), the term “Takeover Proposal” shall have meaning assigned to such term in Section 5.3(f), except that the references to “20% or more” shall be deemed to be references to “more than 50%”.

(c) In the event this Agreement is terminated by Parent pursuant to Section 7.1(c)(i) or Section 7.1(c)(ii), then the Company shall pay to Parent, within two (2) business days after the date of termination, the Termination Fee, payable by wire transfer of same day funds.

(d) In the event this Agreement is terminated by the Company pursuant to Section 7.1(d)(iii), then the Company shall pay to Parent, immediately prior to or concurrently with such termination, the Termination Fee, payable by wire transfer of same day funds.

(e) In the event that the Company shall fail to pay the Termination Fee and/or the Parent Expenses required pursuant to this Section 7.3 when due, such fee and/or expenses, as the case may be, shall accrue interest for the period commencing on the date such fee and/or expenses, as the case may be, became past due, at a rate equal to the legal rate of interest provided for in Section 2301 of Title 6 of the Delaware Code. In addition, if the Company shall fail to pay the Termination Fee and/or the Parent Expenses, as the case may be, when due, the Company shall also pay to Parent all of Parent’s costs and expenses (including attorneys’ fees) in connection with efforts to collect such fee and/or expenses, as the case may be. The Company acknowledges that the provisions of this Section 7.3 are an integral part of the Transactions and that, without these agreements, Parent would not enter into this Agreement. The parties agree that in the event the Company pays the Termination Fee to Parent, the Company shall have no further liability to Parent, Merger Sub Two or Merger Sub Three and that in no event shall the Company be required to pay the Termination Fee on more than one occasion; provided, that, nothing contained herein shall relieve the Company from liability for fraud or a Willful Breach of any covenant or other agreement contained in this Agreement. The parties further agree that in the event the Company pays the Parent Expenses to Parent, the Company shall have no further liability to Parent, Merger Sub Two or Merger Sub Three except solely in those circumstances set forth in Section 7.3 when the Termination Fee is payable and then any such further liability shall be limited to an amount equal to the Termination Fee less the Parent Expenses previously paid; provided, that, nothing contained herein shall relieve the Company from liability for fraud or a Willful Breach of any covenant or other agreement contained in this Agreement.

ARTICLE VIII

Miscellaneous

SECTION 8.1. No Survival, Etc. Except as otherwise provided in this Agreement, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any Person controlling any such party or any of their officers, directors or representatives, whether prior to or after the execution of this Agreement, and no information provided or made available shall be deemed to be disclosed in this Agreement or in the Company Disclosure Schedule, except to the extent actually set forth herein or therein. The representations, warranties and agreements in this Agreement shall terminate at the Second Effective Time or, except as otherwise provided in Section 7.2, upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that the agreements set forth in Article II and Sections 5.8 and 5.10 and any other agreement in this Agreement which contemplates performance after the Second Effective Time shall survive the Second Effective Time indefinitely and those set forth in Sections 5.10, 7.2 and 7.3 and this Article VIII shall survive termination indefinitely. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms, except to the extent that any provision therein with respect to solicitation or other public statements is superseded by the express provisions of this Agreement, and (ii) terminate as of the Second Effective Time.

SECTION 8.2. Amendment or Supplement. At any time prior to the Second Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Stockholder Approval or Parent Stockholder Approval, by written agreement of the parties hereto, by action taken or authorized by their respective Boards of Directors; provided, however, that following approval of the Transactions by the stockholders of the Company or the stockholders of Parent, there shall be no amendment or change to the provisions of this Agreement which by Law would require further approval by the stockholders of the Company or by the stockholders of Parent without such approval.

SECTION 8.3. Extension of Time, Waiver, Etc. At any time prior to the Second Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, New EP, Merger Sub One, Parent, Merger Sub Two or Merger Sub Three in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION 8.4. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties, except that Merger Sub Two or Merger Sub Three may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any direct, wholly owned Subsidiary of Parent, but no such assignment shall relieve Merger Sub Two or Merger Sub Three of any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

SECTION 8.5. Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 8.6. Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule, the Voting Agreement and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter of this Agreement and thereof and (b) shall not confer upon any Person other than the parties hereto any rights (including third party beneficiary rights or otherwise) or remedies hereunder, except for in the case of clause (b), (i) the provisions of Section 5.8 and Section 8.13, (ii) with respect to the Financing Sources (who shall be third party beneficiaries thereof and without whose consent such Sections may not be amended in any way adverse to the Financing Sources), Sections 8.6 and 8.7 and (iii) the right of the Company’s stockholders to receive the Merger Consideration after the Closing (a claim by the stockholders with respect to which may not be made unless and until the Closing shall have occurred) and the right of holders of Company Stock Options, Restricted Shares, RSUs and other equity awards to receive the Merger Consideration to which they are entitled pursuant to this Agreement after the Closing (a claim by such holders with respect to which may not be made unless and until the Closing shall have occurred). Each party agrees and acknowledges that in the event of a party’s Willful Breach or failure to consummate the Transactions when required pursuant to this Agreement or fraud (such party, the “Alleged Breaching Party”), the other party shall have the right to pursue all legally available damages against such Alleged Breaching Party, and the Alleged Breaching Party shall have the right to assert all legally available defenses.

SECTION 8.7. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, the federal court of the United States of America sitting in Delaware, and any appeal to an appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Delaware Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, the federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (ii) agrees that any claim in respect of any such action or proceeding shall be heard and determined in the Delaware Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, the federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in the Delaware Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, the federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, the federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (v) waives, to the fullest extent permitted by Law, any claim that it is not personally subject to the jurisdiction of the Delaware Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, the federal court of the United States of America sitting in Delaware, and any appellate court from any thereof for any reason other than the failure to serve in accordance with this Agreement, (vi) waives, to the fullest extent permitted by Law, any claim that it or its property is exempt or immune from jurisdiction of the Delaware Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, the federal court of the United States of America sitting in Delaware or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (vii) waives, to the fullest extent permitted by Law, any claim that this Agreement, or the subject mater of this Agreement, may not be enforced in or by such courts. The Company agrees, on behalf of itself and its Affiliates, stockholders and Representatives (collectively, the “Company Related Parties”), that the Financing Sources and their Affiliates, stockholders and Representatives (i) shall be subject to no liability or claims by the Company Related Parties arising out of or relating to this Agreement, the Debt Financing or the transactions contemplated hereby or in connection with the Debt Financing, or the performance of services by the Financing Sources or their Affiliates or Representatives with respect to the foregoing, (ii) shall, without limiting the provisions of clause (i), be beneficiaries of all limitations on remedies and damages in this Agreement that apply to Parent and (iii) are express third party beneficiaries of this Section (which may not be changed as to any Financing Source without its prior written consent). Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.9. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) The provisions of Section 8.7(a) and (b) supersede any provisions in the Confidentiality Agreement with respect to the matters addressed in such Sections.

(d) EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

SECTION 8.8. Specific Enforcement.

(a) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including the parties’ obligations under Sections 5.4, 5.14 and every other provision of this Agreement and to consummate the Transactions and Parent’s and Merger Sub Two’s obligation to pay the aggregate Merger Consideration and enforce their rights under the Debt Commitment Letters), in each case, in accordance with this Section 8.8 in the Delaware Court of Chancery or any federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity; provided, however, that the Company shall be entitled to seek specific performance to cause Parent, Merger Sub Two or Merger Sub Three to consummate the Transactions, including to effect the Closing in accordance with Section 1.2, on the terms and subject to the conditions in this Agreement, if, but only if: (A) all conditions in Sections 6.1 and 6.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or are then capable of being satisfied on or prior to the Closing, (B) Parent, Merger Sub Two and Merger Sub Three fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, (C) the Debt Financing has been funded or will be funded at the Closing and (D) the Company has irrevocably confirmed that if specific performance is granted and the Debt Financing is funded, then the Closing will occur. Notwithstanding anything herein to the contrary, it is hereby acknowledged and agreed that the Company shall be entitled to seek specific performance to cause Parent, Merger Sub Two and Merger Sub Three to enforce, including against anticipatory breach, the obligations of the lenders to fund the Debt Financing under the Debt Commitment Letters or definitive agreements relating thereto, but only in the event that each of the following has been satisfied: (i) all of the conditions set forth in Sections 6.1 and 6.2 have been satisfied or are then capable of being satisfied prior to the Closing (other than those conditions that by their nature are to be satisfied at the Closing), and Parent, Merger Sub Two and Merger Sub Three fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2 and (ii) all of the conditions to the consummation of the financing provided by the Debt Commitment Letters (or, if alternative financing is being used in accordance with Section 5.14, pursuant to the commitments with respect thereto) have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing). Nothing in the immediately preceding sentence shall be construed to relieve Parent, Merger Sub Two or Merger Sub Three of any of their respective obligations, or to otherwise limit or modify any of Parent’s, Merger Sub Two’s or Merger Sub Three’s obligations, under Section 5.14, it being acknowledged and agreed that in the event that any of the Financing Source(s) initiate litigation against Parent, Merger Sub Two or Merger Sub Three with respect to the Debt Financing, or advise Parent, Merger Sub Two or Merger Sub Three that they intend not to proceed with the Debt Financing in violation of the terms of the Debt Commitment Letters, the Company shall be entitled to specific performance to require Parent, Merger Sub Two and Merger Sub Three to take enforcement action, including seeking specific performance, to cause such Financing Sources to provide such Debt Financing, subject to the satisfaction of the conditions set forth in clauses (i) and (ii) of the immediately preceding sentence. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.8, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

SECTION 8.9. Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent, Merger Sub Two or Merger Sub Three, to:

Kinder Morgan, Inc.

500 Dallas St., Suite 1000

Houston, TX 77002

Attention: General Counsel

Facsimile: (713) 495-2737

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention: Thomas A. Roberts

Facsimile: (212) 310-8007

and

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

Attention: R. Jay Tabor

Facsimile: (214) 746-7777

If to the Company, New EP or Merger Sub One to:

El Paso Corporation

1001 Louisiana Street

Houston, Texas 77002

Attention: General Counsel

Facsimile: (713) 420-5043

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Daniel A. Neff

                     David A. Katz

Facsimile: (212) 403-2309

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 P.M. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

SECTION 8.10. Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 8.11. Definitions.

(a) As used in this Agreement, the following terms have the meanings ascribed thereto below:

“364-Day Credit Agreement” means the First Amended and Restated 364-Day Credit Agreement dated as of December 29, 2009, among El Paso Exploration & Production Company, El Paso E&P Company, L.P., Coronado Energy E&P Company, L.L.C., and El Paso E&P Zapata, L.P. as Borrowers, the Bank of Nova Scotia,

bank of Montreal, BMO Capital Markets and other parties thereto, as amended by that certain Consent and First Amendment dated December 28, 2010 and as further amended, supplemented or modified.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“business day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

“Company ESPP” means the Everest Employee Stock Purchase Plan (as amended and restated).

“Company Joint Ventures” means Ruby Pipeline, L.L.C., Gulf LNG Holdings Group, L.L.C. and El Paso Midstream Investment Company, LLC.

“Company Stock Option” means an option or similar right to purchase Company Common Stock, including any option granted under any Company Stock Plans, but excluding an option or similar right to purchase Company Common Stock granted under the Company ESPP.

“Company Stock Plans” means any plans of the Company providing for the compensatory grant of awards of Company Common Stock or awards denominated, in whole or in part, in Company Common Stock, including the El Paso Corporation 1995 Compensation Plan for Non-Employee Directors, El Paso Corporation 2001 Stock Option Plan for Non-Employee Directors, El Paso Corporation 1999 Stock Option Plan for Non-Employee Directors, El Paso Corporation 2001 Omnibus Incentive Compensation Plan, El Paso Corporation Strategic Stock Plan, El Paso Corporation Omnibus Plan for Management Employees, El Paso Corporation 2005 Compensation Plan for Non-Employee Directors, and El Paso Corporation 2005 Omnibus Incentive Compensation Plan,, but excluding the Company ESPP.

“Derivative” means a derivative transaction within the meaning of SFAS No. 133, including any swap, option, warrant, forward purchase or sale, future, cap, floor, collar, or other similar transaction (including any option with respect to any of the foregoing) or combination thereof, or debt or equity instrument imbedding any of the same, and any related credit support, collateral, or similar arrangements relating to the same.

“E&P BNP Paribas Credit Agreement” means the Third Amended and Restated Credit Agreement, dated as of June 2, 2011, among El Paso Exploration & Production Company and El Paso E&P Company, L.P., as Borrowers, BNP Paribas, BNP Paribas Securities Corp., Scotia Capital, UBS Securities LLC, BMO Capital Markets, SG Americas Securities, LLC, UniCredit Bank AG, New York Branch, UBS Securities LLC, The Bank of Montreal, Société Générale, and the other parties thereto, as amended, supplemented or otherwise modified.

“ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, that, together with such Person, would be deemed, or has in the last six (6) years been deemed, a single employer for purpose of Section 414(b), (c) or (m) of the Code.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any government, court, arbitrator, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Knowledge” (i) when used with respect to the Company, means the actual knowledge after due inquiry within the Company and its Subsidiaries of those individuals listed on Section 8.11(a) of the Company Disclosure Schedule (provided, however, that, with respect to Section 3.8(c) only, “Knowledge” means, in addition to the foregoing, “knowing” or “knowledge,” as such terms are defined in 15 U.S.C. §§ 78dd-1, -2, and -3) and (ii) when used with respect to Parent, Merger Sub Two or Merger Sub Three, means the actual knowledge after due inquiry within Parent and its Subsidiaries of those individuals listed on Section 8.11(a) of the Parent Disclosure Schedule.

“Material Adverse Effect” means, when used with respect to a Person, any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or operations of such Person and its Subsidiaries, taken as a whole; provided, however, that any changes, effects, events or occurrences will be deemed not to constitute a Material Adverse Effect to the extent resulting from (i) changes, effects, events or occurrences generally affecting the economy, financial or securities markets or political, legislative or regulatory conditions or changes in the industries in which such Person operates; (ii) the announcement or pendency of this Agreement or the transactions contemplated hereby; (iii) any change in the market price or trading volume of the shares of common stock of such Person (it being understood that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (i), (ii) or (iv) through (ix) of this definition); (iv) acts of war or terrorism (or the escalation of the foregoing) or natural disasters or other force majeure events; (v) changes in any Laws or regulations applicable to such Person or applicable accounting regulations or principles or the interpretation thereof; (vi) the performance of this Agreement and the Transactions, including compliance with covenants set forth herein (excluding such Person operating in the ordinary course of business consistent with past practice; (vii) any legal proceedings commenced by or involving any current or former stockholders of such Person (on their own or on behalf of such Person) arising out of or related to this Agreement or the Transactions; (viii) any failure by such Person to meet any internal or analyst projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (i) through (vii) of this definition), (ix) the effects on the Company’s and its Subsidiaries’ business arising from employee departures that result from the announcement of the Transactions and (x) changes, effects, events or occurrences generally affecting the prices of oil, gas, natural gas, natural gas liquids or other commodities; provided, however, that changes, effects, events or occurrences referred to in clauses (i), (iv) and (v) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be a Material Adverse Effect if and to the extent such state of affairs, changes, effects, events or occurrences has had or would reasonably be expected to have a disproportionate adverse effect on such Person and its Subsidiaries, as compared to other companies operating in the industries in which such Person and its Subsidiaries operate.

“Material Upstream Asset Group” means an Upstream Asset, designated by field or region having a present value, as shown on the Reserve Report of greater than, or equal to, $125,000,000, using a discount rate of ten percent (10%).

“Parent Alternative Transaction” means, any inquiry, proposal or offer from Person or “group” relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Parent and its Subsidiaries (including securities of Subsidiaries) equal to 20% or more of Parent’s consolidated assets or to which 20% or more of Parent’s revenues or earnings on a consolidated basis are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 under the Exchange Act) of 20% or more of any class of equity securities of Parent, (C) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of any class of equity securities of Parent or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent or any of its Subsidiaries which is structured to permit such Person or group to acquire beneficial ownership of at least 20% of Parent’s consolidated assets or equity interests.

“Parent Joint Ventures” means Midcontinent Express Pipeline LLC, Rockies Express Pipeline LLC and Fayetteville Express Pipeline LLC.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Restricted Share” means an award of restricted Company Common Stock granted under a Company Stock Plan.

“Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests or, in the case of a limited liability company, the managing member) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party. For purposes of Article III, when used with respect to the Company, the term “Subsidiary” shall include the Company Joint Ventures. For purposes of Article III, when used with respect to Parent, the term “Subsidiary” shall include the Parent Joint Ventures. With respect to the Company, the term “Subsidiary” shall include Four Star Oil & Gas Company (other than for purposes of Section 3.10) and EPB. With respect to Parent, the term “Subsidiary” shall include Kinder Morgan Energy Partners, L.P.

“Transactions” refers collectively to (i) this Agreement, the First Step Merger Agreement, the Warrant Agreement and the transactions contemplated hereby and thereby, including the First Merger, the LLC Conversion, the Second Merger and the Third Merger and (ii) the Voting Agreement and the transactions contemplated thereby.

“Unicredit Agreement” means the Reimbursement Agreement dated April 28, 2011 between the Company and Unicredit Bank, AG, New York Branch (as amended, supplemented or modified).

“Upstream Assets” means assets of the Company’s Exploration and Production Segment.

“Waiver Credit Agreements” means collectively, the E&P BNP Paribas Credit Agreement and the Unicredit Agreement or any substitute debt agreement relating thereto to the extent such agreement requires a waiver or consent in connection with the Transactions.

“Willful Breach” means (i) with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach, or failure to perform, that is a consequence of an act or omission undertaken by the breaching party (or, in the case of Section 5.3 with respect to the Company, the consequence of an act or omission of a Representative or a Subsidiary of the Company) with the Knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement and (ii) the failure by any party to consummate the Transactions after all of the conditions set forth in Article VI have been satisfied or waived (by the party entitled to waive any such applicable conditions).

The following terms are defined on the page of this Agreement set forth after such term below:

Acquisition Agreement	A-48
Adverse Recommendation Change	A-48
Aggregate Mixed Consideration Cash Amount	A-5
Agreement	A-1
Alleged Breaching Party	A-68
Alternative Financing	A-58
Antitrust Laws	A-51
Available Cash Election Amount	A-5
Balance Sheet Date	A-18
Cash Election	A-5
Cash Election Amount	A-5
Cash Election Share	A-5
Cash Fraction	A-5
Certificate	A-5
Certificate of Conversion	A-2
Closing	A-2
Closing Date	A-2
Closing Estimated NOL	A-63
Code	A-1
Company	A-1
Company Benefit Plans	A-21
Company Board	A-1
Company Board Recommendation	A-42
Company Charter Documents	A-14
Company Collective Bargaining Agreement	A-23
Company Common Stock	A-4
Company Disclosure Schedule	A-13
Company Employees	A-56
Company Engagement Letters	A-26
Company Fairness Opinion	A-26
Company Financial Advisor	A-26
Company Foreign Benefit Plan	A-21
Company Intellectual Property	A-26
Company Material Adverse Effect	A-14
Company Material Contracts	A-24
Company Performance RSU	A-12
Company Permits	A-19
Company Preferred Stock	A-14
Company Related Parties	A-69
Company SEC Documents	A-17
Company Stockholder Approval	A-16
Company Stockholders Meeting	A-42
Company Subsidiary Documents	A-14
Confidentiality Agreement	A-53
Continuation Period	A-56
Contract	A-16
Conversion Effective Time	A-2
Credit Facility Termination	A-60
Current Offering Period	A-12

Debt Commitment Letter	A-40
Debt Commitment Letters	A-40
Debt Financing	A-40
Delaware Filings	A-3
DGCL	A-1
Dissenting Shares	A-6
Dissenting Stockholders	A-6
Divestiture Action	A-52
Divestiture Agreement	A-52
DLLCA	A-1
Election Deadline	A-7
Election Form	A-7
Election Form Record Date	A-7
Election Period	A-7
Environmental Law	A-24
Environmental Permits	A-23
EP Converted LLC	A-1
EP Surviving Company	A-1
EPB	A-15
EPB Class B Units	A-15
EPB Common Units	A-15
EPB GP Units	A-15
EPB IDRs	A-15
EPB Subordinated Units	A-15
ERISA	A-21
Excess Shares	A-10
Excess Warrants	A-10
Exchange Act	A-17
Exchange Agent	A-8
Exchange Fund	A-8
Exchange Ratio	A-5
Excluded Shares	A-4
Existing EP Credit Agreement	A-44
Extended Walk-Away Date	A-65
FERC	A-46
Financing Sources	A-40
First Certificate of Merger	A-2
First Effective Time	A-2
First Merger	A-1
First Merger Agreement	A-1
Foreign Antitrust Laws	A-17
Form S-4	A-20
Fractional Share Proceeds	A-10
Fractional Warrant Proceeds	A-11
Hazardous Substance	A-24
Indemnified Person	A-54
Intervening Event	A-50
Joint Proxy/Information Statement	A-17
KMP	A-30
KMP Class B Units	A-30

KMP Common Units	A-30
KMP GP Interest	A-30
KMP I-Units	A-30
Last Exercise Date	A-12
Law	A-19
Laws	A-19
Liens	A-14
LLC Conversion	A-1
Mailing Date	A-7
Maximum Amount	A-55
Merger Consideration	A-4
Merger Sub One	A-1
Merger Sub Three	A-1
Merger Sub Two	A-1
Mixed Consideration Election Share	A-4
Mixed Election	A-4
Mixed Election Stock Exchange Ratio	A-5
Multiemployer Plan	A-21
Net Exercise Shares	A-11
New EP	A-1
New EP Charter Amendment	A-15
New EP Surviving Corporation	A-2
New EP Surviving Corporation By-Laws	A-3
New EP Surviving Corporation Certificate	A-3
New EP Surviving LLC	A-2
New Plans	A-57
No Election Shares	A-7
NOL MAE	A-63
Non-Section 83(b) Restricted Shares	A-6
Notice Period	A-49
NYSE	A-10
Old Plans	A-57
Parent	A-1
Parent Benefit Plans	A-35
Parent Board	A-1
Parent Board Recommendation	A-43
Parent Charter Documents	A-29
Parent Class P Stock	A-5
Parent Class P Warrant	A-5
Parent Collective Bargaining Agreement	A-37
Parent Common Stock	A-29
Parent Disclosure Schedule	A-28
Parent Expenses	A-66
Parent Fairness Opinions	A-39
Parent Financial Advisors	A-39
Parent Foreign Benefit Plan	A-35
Parent Intellectual Property	A-39
Parent Material Adverse Effect	A-29
Parent Material Contracts	A-38
Parent Permits	A-34
Parent Preferred Stock	A-29

Parent SEC Documents	A-32
Parent Shareholders Agreement	A-61
Parent Stockholder Approval	A-31
Parent Stockholders Meeting	A-43
Parent Subsidiary Documents	A-29
Payoff Amount	A-60
PBGC	A-22
Per Share Cash Amount	A-4
Per Share Cash Election Consideration	A-5
Per Share Mixed Consideration	A-4
Per Share Stock Consideration	A-5
Per Share Warrant Consideration	A-5
Per Share Warrant Consideration Value	A-56
Proceeding	A-54
Proposed Spin-Off	A-26
Provisional Dissenters Cash Amount	A-5
Replacement Debt Commitment Letter	A-60
Replacement Debt Financing	A-60
Representatives	A-48
Required Information	A-59
Reserve Report	A-27
Restraints	A-62
Revocable Interests	A-25
Revolver Caps	A-44
Second Certificate of Merger	A-2
Second Effective Time	A-2
Second Merger	A-2
Securities Act	A-14
Share Issuance	A-31
Signing Estimated NOL	A-21
Spin-Off Financial Advisor	A-26
SPP	A-56
Stock Election	A-5
Stock Election Share	A-5
Superior Proposal	A-50
Takeover Proposal	A-50
Tax	A-21
Tax Return	A-21
Taxes	A-21
Termination Fee	A-66
Third Certificate of Merger	A-3
Third Effective Time	A-3
Third Merger	A-2
Threshold Percentage	A-6
Total Stock Consideration	A-7
Total Warrant Consideration	A-7
Transfer Taxes	A-56
Upstream Sale Agreement	A-61
Voting Agreement	A-1
Walk-Away Date	A-65
WARN Act	A-23

SECTION 8.12. Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement with the assistance of counsel and other advisors and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement or interim drafts of this Agreement.

SECTION 8.13. Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney, representative or affiliate of any party hereto or of any of their respective affiliates shall have any liability (whether in contract or in tort) for any obligations or liabilities of such party arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby; provided, however, that nothing in this Section 8.13 shall limit any liability of the parties to this Agreement for breaches of the terms and conditions of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

KINDER MORGAN, INC.

By:	/s/ Joseph Listengart
Name: Joseph Listengart
Title: Vice President

SHERPA MERGER SUB, INC.

By:	/s/ Joseph Listengart
Name: Joseph Listengart
Title: Vice President

SHERPA ACQUISITION, LLC

By:	/s/ Joseph Listengart
Name: Joseph Listengart
Title: Vice President

EL PASO CORPORATION

By:	/s/ Douglas L. Foshee
Name: Douglas L. Foshee
Title: Chairman, President and Chief Executive Officer

SIRIUS HOLDINGS MERGER CORPORATION

By:	/s/ John R. Sult
Name: John R. Sult
Title: Chief Executive Officer and President

SIRIUS MERGER CORPORATION

By:	/s/ John R. Sult
Name: John R. Sult
Title: Chief Executive Officer and President

[SIGNATURE PAGE TO THE AGREEMENT AND PLAN OF MERGER]

Annex B

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

EL PASO CORPORATION

AND

SIRIUS MERGER CORPORATION

This Agreement and Plan of Merger (this “Agreement”), dated as of October 16, 2011, is made by and among El Paso Corporation, a Delaware corporation (the “Company”), Sirius Merger Corporation, a Delaware corporation and indirect wholly owned subsidiary of the Company (“Merger Sub One”) (the Company and Merger Sub One, when referred to individually, each a “Constituent Corporation” and when referred to collectively, “Constituent Corporations”), and Sirius Holdings Merger Corporation, a Delaware corporation and a direct wholly owned subsidiary of the Company (“New EP”).

WHEREAS, the Company owns all the outstanding shares of stock of New EP.

WHEREAS, New EP owns all the outstanding shares of stock of Merger Sub One.

WHEREAS, there are no shares of preferred stock of the Company currently issued or outstanding.

WHEREAS, the Board of Directors of each of the Constituent Corporations has approved and declared it advisable and in the best interests of each of the Constituent Corporations and its respective stockholders that Merger Sub One be merged with and into the Company (hereinafter, in such capacity, sometimes referred to as the “EP Surviving Company”) as permitted by the Delaware General Corporation Law (the “DGCL”) under and pursuant to the terms hereinafter set forth (the “First Merger”).

WHEREAS, the Board of Directors of the Company has recommended that the stockholders of the Company approve and adopt this Agreement.

WHEREAS, the Board of Directors of Merger Sub One has recommended that the sole stockholder of Merger Sub One approve and adopt this Agreement.

WHEREAS, the First Merger is the first step in a series of transactions set forth in the Agreement and Plan of Merger, dated as of October 16, 2011, among Kinder Morgan, Inc., Sherpa Merger Sub, Inc., Sherpa Acquisition, LLC, New EP, Merger Sub One and the Company (the “Second Step Merger Agreement”).

WHEREAS, for federal income tax purposes, it is intended that the First Merger and the LLC Conversion (as such term is defined in the Second Step Merger Agreement), taken together, shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and that this Agreement constitutes, and is adopted as, a plan of reorganization for purposes of Sections 354 and 361 of the Code.

WHEREAS, capitalized terms used herein and not defined have the meanings assigned to such terms in the Second Step Merger Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties have agreed as follows:

ARTICLE 1

PLAN OF MERGER

1.01 Plan Adopted. A plan of merger of each of the Constituent Corporations pursuant to the provisions of Section 251 of the DGCL is adopted as follows:

(a)	The Merger. At the First Effective Time (as such term is defined in Section 1.02 of this Agreement), Merger Sub One shall be merged with and into the Company.

(b)	Surviving Corporation. The surviving corporation in the First Merger shall be the Company.

(c)	Effects of the First Merger. At the First Effective Time, the separate existence of Merger Sub One shall cease, and the EP Surviving Company shall succeed, without other transfer, to all the rights and property of Merger Sub One and shall be subject to all the debts and liabilities of Merger Sub One as provided in Section 259 of the DGCL.

(d)	Merger Sub One Common Stock. At the First Effective Time, each share of common stock of Merger Sub One, par value $0.01 per share (the “Merger Sub One Common Stock”), issued and outstanding immediately prior to the First Effective Time shall be converted into and exchanged for one share of common stock, par value $3.00 per share, of the EP Surviving Company.

(e)	Company Common Stock. At the First Effective Time, each share of common stock of the Company, par value $3.00 per share (the “Company Common Stock”), issued and outstanding immediately prior to the First Effective Time shall be converted into and exchanged for one fully paid and nonassessable share of common stock, par value $3.00 per share, of New EP.

(f)	New EP Common Stock. Effective as of the First Effective Time, each share of common stock of New EP, par value $3.00 per share, owned by the Company shall be contributed to the capital of New EP.

(g)	Company Stock Options, Restricted Shares, Company Performance RSUs and/or other securities of the Company. The Company shall take all actions as may be necessary so that at the First Effective Time, each Company Stock Option, Restricted Share, Company Performance RSU and other security of the Company (collectively, the “Company Securities”) shall, automatically and without any action on behalf of the holder thereof, be converted into a stock option, restricted share, performance restricted stock unit or other security, as the case may be, denominated in shares of common stock, par value $3.00 per share, of New EP, with each share of Company Common Stock subject to each such Company Security immediately prior to the First Effective Time converted into a share of common stock, par value $3.00 per share, of New EP. For the avoidance of doubt, all terms and conditions applicable to each such Company Security immediately prior to First Effective Time shall, except as provided in the immediately preceding sentence, remain in effect immediately after the First Effective Time. The conversion of Company Securities pursuant to this Section 1.01(f) shall occur in such manner so as to avoid the imposition of any penalty or other taxes under Section 409A of the Code. New EP shall remain subject to the obligations of the Company with respect to any such Company Security immediately after the First Effective Time. Following the First Effective Time and contingent upon the Second Effective Time (as such term as defined in the Second Step Merger Agreement), the Company Securities shall be treated in the manner set forth in Section 2.5 of the Second Step Merger Agreement.

1.02 Effective Time of the First Merger. The First Merger shall become effective at such time as is specified in the Certificate of Merger that is duly filed with the office of the Secretary of State of the State of Delaware or at such later time as is specified in the Certificate of Merger in accordance with the DGCL and the Second Merger Agreement (the “First Effective Time”).

1.03 No Exchange of Stock Certificates is Required. Each outstanding certificate representing shares of Company Common Stock shall be deemed for all purposes, from and after the First Effective Time, to represent the same number of shares of Common Stock of New EP into which such shares of Company Common Stock shall be converted and exchanged in the First Merger. Each outstanding certificate representing shares of Merger Sub One Common Stock shall be deemed for all purposes, from and after the First Effective Time, to represent the same number of shares of Common Stock of the EP Surviving Company into which such shares of Merger Sub One Common Stock shall be converted and exchanged in the First Merger. Holders of outstanding certificates representing shares of Company Common Stock or Merger Sub One Common Stock, as applicable, shall not be asked to surrender such certificates for cancellation. The registered owner on the books and records of the Company or Merger Sub One, as applicable, of all such outstanding certificates shall have and be entitled to exercise all voting and other rights with respect to and to receive dividends and other distributions upon the shares of Common Stock of New EP or the Common Stock of the EP Surviving Company, as applicable, represented by such outstanding certificates.

1.04 No Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to the holders of shares of Company Common Stock or the shares of Merger Sub One Common Stock in connection with the First Merger.

1.05 Tax Consequences. For federal income tax purposes, the First Merger and the LLC Conversion, taken together, are intended to constitute a reorganization within the meaning of Section 368 of the Code.

1.06 Closing. Subject to and in accordance with the terms and conditions of this Agreement, the closing of the Merger shall take place as soon as reasonably practicable after satisfaction of the conditions precedent in Section 6.01 of this Agreement, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, 10019, unless another date or place is agreed in writing by the parties to this Agreement.

ARTICLE II

CERTIFICATE OF INCORPORATION AND BYLAWS; DIRECTORS AND OFFICERS

2.01 Certificate of Incorporation and Bylaws of EP Surviving Company. The Certificate of Incorporation and Bylaws of the Company shall be unaffected by the First Merger, and, the Certificate of Incorporation and Bylaws in effect immediately prior to the First Effective Time shall continue in effect as the Certificate of Incorporation and Bylaws of the EP Surviving Company, until amended or repealed in accordance with the provisions thereof and of applicable law.

2.02 Directors. At the First Effective Time, the directors of the Company in office immediately prior to the First Effective Time shall be the directors of the EP Surviving Company and shall continue to hold office until their successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and Bylaws of the EP Surviving Company or as otherwise provided by law.

2.03 Officers. All persons who are officers of the Company immediately prior to the First Effective Time shall remain as officers of the EP Surviving Company until the Board of Directors of the EP Surviving Company shall otherwise determine. The Board of Directors of the EP Surviving Company may elect or appoint such additional officers as it may determine in accordance with the Certificate of Incorporation and Bylaws of the EP Surviving Company or as otherwise provided by law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Merger Sub One as follows:

3.01 Organization, Standing, and Power. The Company is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the corporate power and authority to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted.

3.02 Capital Structure. The authorized capital stock of the Company is as set forth in Section 3.2(a) of the Second Step Merger Agreement.

3.03 Authority; Execution and Delivery; Enforceability.

(a)	The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the First Merger. The Company’s execution and delivery of this Agreement and consummation of the First Merger have been duly authorized by all necessary corporate action on the part of the Company, subject to receipt of approval of the stockholders of the Company. The Company has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium or similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)	The Board of Directors of the Company has duly and unanimously adopted resolutions (i) approving, adopting and declaring advisable this Agreement; (ii) determining that entering into this Agreement is in the best interests of the Company and its stockholders; and (iii) recommending that the stockholders of the Company approve and adopt this Agreement.

(c)	The only vote of holders of any class or series of capital stock of the Company necessary to approve and adopt this Agreement is the approval and adoption of this Agreement by the affirmative vote of the holders of at least a majority of the votes entitled to be cast by holders of the shares of Company Common Stock then outstanding (the “Company Stockholder Approval”).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF MERGER SUB ONE

Merger Sub One represents and warrants to the Company as follows:

4.01 Organization, Standing, and Power. Merger Sub One is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized. Since the date of its incorporation, Merger Sub One has not carried on any business or conducted any operations other than the execution of this Agreement, the Second Step Merger Agreement, the performance of its obligations hereunder and thereunder and matters ancillary thereto.

4.02 Capitalization of Merger Sub One. The authorized capital stock of Merger Sub One consists of one thousand (1,000) shares of Merger Sub One Common Stock, all of which have been validly issued, are fully paid and nonassessable and are owned by New EP free and clear of any lien.

4.03 Authority; Execution and Delivery; Enforceability. Merger Sub One has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the First Merger. Merger Sub One’s execution and delivery of this Agreement and consummation of the First Merger have been duly authorized by all necessary corporate action on the part of Merger Sub One, subject to the adoption of this Agreement by New EP, as sole stockholder of Merger Sub One. Merger Sub One has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium or similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

ARTICLE V

GOVERNING LAW

5.01 Governing Law. This Agreement shall be governed by the laws of the State of Delaware without regard to principles of conflicts of law.

ARTICLE VI

CONDITIONS PRECEDENT

6.01 Conditions to Each Party’s Obligation to Effect the First Merger. The respective obligation of each party to effect the First Merger is subject to the satisfaction or waiver (to the extent permitted therein) of the condition to closing set forth under Section 6.1(a) in the Second Step Merger Agreement.

ARTICLE VI

AMENDMENT AND TERMINATION

6.01 Amendment. To the fullest extent permitted by Delaware law, this Agreement may be amended by mutual consent of the Boards of Directors of the Constituent Corporations at any time prior to the First Effective Time, notwithstanding any approval of this Agreement by the stockholders of either or both of the Constituent Corporations.

6.02 Termination. To the fullest extent permitted by Delaware law, this Agreement may be terminated, and the First Merger herein provided for may be abandoned, by mutual consent of the Boards of Directors of the Constituent Corporations at any time prior to the First Effective Time, notwithstanding any approval of this Agreement by the stockholders of either or both of the Constituent Corporations.

ARTICLE VII

GENERAL PROVISIONS

7.01 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

7.02 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

7.03 Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the First Merger, and is not intended to confer upon any person other than the parties any rights or remedies.

7.04 Assignment. This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

IN WITNESS WHEREOF, this Agreement, having been first duly approved by the respective Boards of Directors of each Constituent Corporation and New EP, is hereby executed on behalf of each Constituent Corporation and of New EP by a duly authorized officer thereof as of the date specified above.

EL PASO CORPORATION

By:	/s/ Douglas L. Foshee
Name: Douglas L. Foshee
Title: Chairman, President and Chief Executive Officer

SIRIUS MERGER CORPORATION

By:	/s/ John R. Sult
Name: John R. Sult
Title: Chief Executive Officer and President

SIRIUS HOLDINGS MERGER CORPORATION

By:	/s/ John R. Sult
Name: John R. Sult
Title: Chief Executive Officer and President

Annex C

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), is dated as of October 16, 2011, by and among El Paso Corporation (the “Company”) and the stockholders of Kinder Morgan Inc. (“Buyer”) listed on the signature pages hereto (each a “Stockholder” and collectively, the “Stockholders”).

W I T N E S S E T H:

WHEREAS, the Company, Sherpa Merger Sub, Inc., a Delaware corporation, Sherpa Acquisition, LLC, a Delaware limited liability company, Sirius Merger Corporation, a Delaware corporation, Sirius Holdings Merger Corporation, a Delaware corporation, and Buyer entered into an Agreement and Plan of Merger, dated as of October 16, 2011 (the “Merger Agreement”), providing for, among other things, the acquisition of the Company by Kinder Morgan through the consummation of the Transactions (as defined in the Merger Agreement), the result of which will include the Company being a wholly owned subsidiary of Buyer (capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement as of the date hereof); and

WHEREAS, as of the date hereof, each Stockholder is the record and beneficial owner of the number of shares of Parent Class A Stock of Buyer set forth on Exhibit A hereto (together with such additional shares of such class or of Parent Class P Stock as become beneficially owned by such Stockholder, whether upon the exercise of options, conversion of convertible securities or otherwise, and any other voting securities of Buyer (whether acquired heretofore or hereafter) but excluding any shares sold or transferred on or after the date hereof in compliance with Section 4.1, the “Owned Shares”), which shares collectively represent at least 75% of the voting power of the outstanding capital stock of Buyer (as calculated with respect to the vote that is necessary to obtain the Parent Stockholder Approval); and

WHEREAS, as a condition to the Company’s willingness to enter into and perform its obligations under the Merger Agreement, the Company has required that each Stockholder agree, and each Stockholder has agreed, subject to the terms of this Agreement, (i) to vote all of such Stockholder’s Owned Shares in favor of (a) the issuance of the Parent Class P Stock to the Company’s shareholders in connection with the consummation of the Merger (including shares of Parent Class P Stock to be issued upon the exercise of any Parent Class P Warrants) and the Parent Class P Warrants (the “Stock Issuance”) and (b) any other matters submitted to the shareholders of Buyer in furtherance of the Merger or the other transactions contemplated by the Merger Agreement and (ii) to take the other actions described herein; and

WHEREAS, each Stockholder desires to express its support for the Merger Agreement and the transactions contemplated thereby, including the Stock Issuance.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the parties agree as follows:

1. Agreement to Vote; Irrevocable Proxy.

1.1 Agreement to Vote. Each Stockholder hereby agrees that, from the date hereof until the earlier of (i) the time that the Parent Stockholder Approval has been obtained and no other vote by the Buyer’s shareholders is required to consummate the transactions contemplated by the Merger Agreement and (ii) termination of this Agreement in accordance with Section 5.1, at any meeting of the stockholders of Buyer at which the approval of the Stock Issuance or any other matter requiring a vote of Buyer’s shareholders necessary to consummate the transactions contemplated by the Merger Agreement is to be voted upon, however called, or any adjournment or postponement thereof, such Stockholder shall be present (in person or by proxy) and vote (or cause to be voted) all of its Owned Shares at such time (a) in favor of approval of the

Stock Issuance and (b) against any Parent Alternative Transaction and against any action or agreement that would reasonably be expected to materially impair the ability of the Buyer, Merger Sub or the Company to complete the Merger, or that would otherwise reasonably be expected to prevent or materially impede or materially delay the consummation of the transactions contemplated by the Merger Agreement.

1.2 Irrevocable Proxy. Each Stockholder hereby irrevocably appoints the Company as its attorney-in-fact and proxy with full power of substitution and resubstitution, to the full extent of such Stockholder’s voting rights with respect to such Stockholder’s Owned Shares (which proxy is irrevocable and which appointment is coupled with an interest, including for purposes of Section 212 of the Delaware General Corporation Law, but for the avoidance of doubt shall be deemed terminated and released with respect to any shares sold or transferred on or after the date hereof in compliance with Section 4.1 or Section 4.7) to vote all such Stockholder’s Owned Shares in favor of the Stock Issuance or any other matter requiring a vote of Buyer’s shareholders necessary to consummate the transactions contemplated by the Merger Agreement. Upon the Company’s reasonable request, each Stockholder agrees to execute any further agreement or form reasonably necessary or appropriate to confirm and effectuate the grant of the proxy contained herein. The proxy granted by each Stockholder in this Section 1.2 shall remain valid until the earlier of (i) the time that the Parent Stockholder Approval has been obtained or (ii) the termination of this Agreement in accordance with Section 5.1, in the case of clause (i) or (ii), immediately upon which each such proxy shall automatically terminate without any further action required by any person.

2. Representations and Warranties of Stockholders. Each Stockholder hereby represents and warrants to the Company as follows:

2.1 Due Organization. Such Stockholder, if a corporation, partnership or other entity, has been duly organized, is validly existing and is in good standing under the laws of the state of its formation or organization.

2.2 Power; Due Authorization; Binding Agreement. Such Stockholder has full legal capacity, power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate, partnership or other applicable action on the part of such Stockholder, and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms.

2.3 Ownership of Shares. On the date hereof, the Owned Shares set forth opposite such Stockholder’s name on Exhibit A hereto are owned beneficially by such Stockholder, free and clear of any claims, liens, encumbrances and security interests other than any restrictions existing under Buyer’s certificate of incorporation or by-laws or the Buyer Shareholders Agreement (as defined below) (the “Buyer Governance Agreements”). Other than proxies and restrictions in favor of the Company pursuant to this Agreement and except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, the “blue sky” laws of the various states of the United States, as of the date hereof, and any restrictions contained in the Buyer Governance Agreements, such Stockholder has, and at any stockholder meeting of Buyer in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including approval of the Stock Issuance, such Stockholder will have (except as otherwise permitted by this Agreement, including in connection with the permitted Transfer of any Owned Shares), sole voting power and sole dispositive power with respect to all of the Owned Shares of such Stockholder. As of the date hereof, the Stockholders collectively own and on every date through the date that the Parent Stockholder Approval has been obtained (including the date of any meeting or any adjournment or postponements thereof of the stockholders of the Buyer at which Parent Stockholder Approval is sought and the date of any record date for determining the stockholders entitled to vote at any such meeting of the stockholders of Buyer), the Stockholders will own an amount of shares of Buyer’s capital stock sufficient to obtain the Parent Stockholder Approval.

2.4 No Conflicts. The execution and delivery of this Agreement by such Stockholder does not, and the performance of the terms of this Agreement by such Stockholder will not, (a) require such Stockholder to obtain the consent or approval of, or make any filing with or notification to, any governmental or regulatory authority, domestic or foreign other than any filings required under U.S. federal or state securities laws, (b) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on such Stockholder or its properties and assets, (c) conflict with or violate any organizational document or law, rule, regulation, order, judgment or decree applicable to such Stockholder or pursuant to which any of its or its affiliates’ respective properties or assets are bound or (d) violate any other agreement to which such Stockholder or any of its affiliates is a party including, without limitation, the Buyer’s certificate of incorporation or by-laws or the Shareholders Agreement, dated as of February 10, 2011, among Buyer and the persons set forth on the signature pages thereto (the “Buyer Shareholders Agreement”) or any other voting agreement, stockholders agreement, irrevocable proxy or voting trust applicable to such Stockholder. Other than the Buyer Shareholders Agreement, the Owned Shares of such Stockholder are not, with respect to the voting or transfer thereof, subject to any other agreement, including any voting agreement, stockholders agreement, irrevocable proxy or voting trust.

2.5 Acknowledgment. Such Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

3. Representations and Warranties of the Company. The Company hereby represents and warrants to the Stockholders as follows:

3.1 Due Organization. The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware.

3.2 Power; Due Authorization; Binding Agreement. The Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of the Company.

4. Certain Covenants of the Stockholders.

4.1 Restriction on Transfer, Proxies and Non-Interference. Each Stockholder hereby agrees, except as permitted by Section 4.7, from the date hereof until the earlier of, (i) the termination of this Agreement in accordance with Section 5.1 and (ii) the time that the Parent Stockholder Approval has been obtained, not to (a) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Owned Shares (any such action, a “Transfer”) that would result in the Stockholders, collectively, owning shares of Buyer’s capital stock less than such number of shares necessary to obtain the Parent Stockholder Approval, (b) grant any proxies or powers of attorney with respect to the Owned Shares, deposit any Owned Shares into a voting trust or enter into a voting agreement with respect to any Owned Shares, in each case with respect to any vote on the approval of the Stock Issuance or any other matters set forth in this Agreement including, without limitation, Article I (other than a proxy to the Company as set forth in Section 1.2), (c) take any action that would cause any representation or warranty of such Stockholder contained herein to become untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing its obligations under this Agreement, or

(d) commit or agree to take any of the foregoing actions. Any action taken in violation of the foregoing sentence shall be null and void and each Stockholder agrees that any such prohibited action may and should be enjoined. If any involuntary Transfer of any of the Owned Shares shall occur (including, but not limited to, a sale by a Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Owned Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

4.2 No Limitations on Actions. The parties hereto acknowledge that each Stockholder is entering into this Agreement solely in its capacity as the beneficial owner of the applicable Owned Shares and this Agreement shall not limit or otherwise affect the actions or fiduciary duties of such Stockholder, or any affiliate, employee or designee of such Stockholder or any of its affiliates in its capacity, if applicable, as an officer or director of Buyer.

4.3 Directors. Each Stockholder agrees that, to the extent it is a Stockholder at the time of the first annual shareholders meeting of Buyer following the consummation of the Merger (the “First Post-Closing Meeting”), it will vote all of its Owned Shares in favor of the election of the nominees designated by the Company pursuant to Section 5.15 of the Merger Agreement to the board of directors of Buyer at such shareholders meeting.

4.4 No Solicitation. Each Stockholder agrees that it shall not, without the Company’s written consent, directly or indirectly solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing information) or knowingly induce or take any other action designed to lead to any inquiries or proposals that constitute, or would reasonably be expected to lead to, the submission of a Parent Alternative Proposal. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to prevent the Stockholders from Transferring any equity securities of Buyer or taking any action in connection with any Transfer or proposed Transfer of equity securities of Buyer that is not in violation of the Transfer restrictions set forth in Section 4.1 to the extent that such Transfer does not involve a merger, consolidation, share exchange, business combination, recapitalization, liquidation or similar transaction involving Parent or an exchange offer or tender offer for Buyer’s equity securities.

4.5 Amendment to Buyers Shareholders Agreement. Each Stockholder agrees to execute the amendment to the Buyer Shareholders Agreement to give effect to the matters set forth in Section 5.15 of the Merger Agreement on the date hereof.

4.6 Further Assurances. From time to time, at the request of the Company and without further consideration, each Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate and make effective the transactions contemplated by this Agreement.

4.7 Affiliate Transfers. Any Stockholder that Transfers any Owned Shares (a) to Permitted Transferees (as such term is used and defined in the Buyers Shareholders Agreement) and Affiliates (as such term is used and defined in the Buyers Shareholders Agreement) of such Stockholder and (b) in the case of Richard D. Kinder, to a Kinder Foundation (collectively together with such Permitted Transferees and Affiliates, “Potential Transferees”) shall cause each such Potential Transferee to (i) execute a signature page to this Agreement pursuant to which such Potential Transferee agrees to be a “Stockholder” pursuant to this Agreement with respect to such Transferred Owned Shares and (ii) provide the requisite contact information for such Potential Transferee as contemplated by Exhibit B. Transfers of Owned Shares to Potential Transferees made pursuant to this Section 4.7 shall not be a breach of this Agreement.

5. Miscellaneous.

5.1 Termination of this Agreement. This Agreement, and all terms and conditions contained herein, shall terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time; provided, that if the Closing occurs, Section 4.3 of this Agreement shall terminate immediately following the First Post-Closing Meeting.

5.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 5.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however, no such termination shall relieve any party hereto from any liability for any breach of this Agreement occurring prior to such termination.

5.3 Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, that Buyer shall be an express third party beneficiary of this Agreement solely for the purpose of being permitted, with a Supermajority Board Vote (as such term is used and defined in the bylaws of Buyer on the date hereof) to enforce Section 1.1 in a manner (pursuant and subject to the provisions of Section 1.1) to cause each Stockholder to vote to approve the Stock Issuance and any other matter requiring a vote of Buyer’s shareholders necessary to consummate the transactions contemplated by the Merger Agreement, solely to the extent that the Company refuses, in writing upon request of the Buyer, to enforce such provision against the Stockholders. This Agreement shall not be assigned by operation of law or otherwise and, subject only to the immediately preceding sentence, shall be binding upon and inure solely to the benefit of each party hereto.

5.4 Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

5.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), telecopied (notice deemed given upon confirmation of receipt), by email (notice deemed given upon sending), or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to a Stockholder, to the address and facsimile set forth opposite such Stockholder’s name on Exhibit B attached hereto with copies in any case to:

Kinder Morgan, Inc.

500 Dallas Street, Suite 1000

Houston, Texas 77002

Attn: General Counsel

Facsimile: (713) 369-9410

-and-

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attn: Thomas A. Roberts and R. Jay Tabor

Facsimile: (212) 310-6717

If to the Company:

El Paso Corporation

1001 Louisiana Street

Houston, Texas 77002

Attn.: General Counsel

Facsimile: (713) 420-5043

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attn.: David A. Katz

Facsimile: (212) 403-2000

5.6 Governing Law; Venue.

(a) This Agreement and all claims or causes of action (whether at Law, in contract, in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would result in the application of the Law of any other state.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, the Federal court of the United States of America sitting in the State of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Delaware Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, the Federal court of the United States of America sitting in the State of Delaware, and any appellate court from any thereof, (ii) agrees that any claim in respect of any such action or proceeding shall be heard and determined in the Delaware Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, the federal court of the United States of America sitting in the State of Delaware, and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in the Delaware Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, the federal court of the United States of America sitting in State of Delaware, and any appellate court from any thereof, (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, the federal court of the United States of America sitting in the State of Delaware, and any appellate court from any thereof, (v) waives, to the fullest extent permitted by Law, any claim that it is not personally subject to the jurisdiction of the Delaware Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, the federal court of the United States of America sitting in Delaware, and any appellate court from any thereof for any reason other than the failure to serve in accordance with this Agreement, (vi) waives, to the fullest extent permitted by Law, any claim that it or its property is exempt or immune from jurisdiction of the Delaware Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, the Federal court of the United States of America sitting in the State of Delaware or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (vii) waives, to the fullest extent permitted by Law, any claim that this Agreement, or the subject mater hereof, may not be enforced in or by such courts. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 5.5. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE

TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

5.7 Specific Performance. Each Stockholder agrees that, in the event of any breach or threatened breach by such Stockholder of any covenant or obligation contained in this Agreement, the Company would be irreparably harmed and that money damages would not provide an adequate remedy. Accordingly, each Stockholder agrees that Buyer shall be entitled (in addition to any other remedy to which the Company is entitled at law or in equity) to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. Each Stockholder further agrees that neither the Company nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.7, and each Stockholder irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

5.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission.

5.9 Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

5.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

5.11 Non-Recourse.

(a) No past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney, representative or affiliate of any party hereto or of any of their respective affiliates shall have any liability (whether in contract or in tort) for any obligations or liabilities of such party arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby; provided, however, that nothing in this Section 5.11 shall limit any liability of the parties hereto for breaches of the terms and conditions of this Agreement.

(b) Each party to this Agreement enters into this Agreement solely on its on behalf, each such party shall solely by severally liable for any breaches of this Agreement by such party and in no event shall any party be liable for breaches of this Agreement by any other party hereto.

[remainder of page intentionally blank]

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed as of the day and year first above written.

EL PASO CORPORATION

By:	/s/ Douglas L. Foshee
Name: Douglas L. Foshee
Title: Chairman, President and Chief Executive Officer

SIGNATURE PAGE TO VOTING AGREEMENT

STOCKHOLDERS:

/s/ Richard D. Kinder
Richard D. Kinder

GS CAPITAL PARTNERS V FUND, L.P.

By:	GSCP V Advisors, L.L.C.
its General Partner

By:	/s/ Kenneth A. Pontarelli
Name: Kenneth A. Pontarelli
Title: Vice President

GSCP V OFFSHORE KNIGHT HOLDINGS, L.P.

By:	GS Capital Partners V Offshore Fund, L.P.
its General Partner

By:	GSCP V Offshore Advisors, L.L.C.
its General Partner

By:	/s/ Kenneth A. Pontarelli
Name: Kenneth A. Pontarelli
Title: Vice President

GSCP V GERMANY KNIGHT HOLDINGS, L.P.

By:	GSCP V GmbH Knight Holdings
its General Partner

By:	/s/ Kenneth A. Pontarelli
Name: Kenneth A. Pontarelli
Title: Vice President

GS CAPITAL PARTNERS V INSTITUTIONAL, L.P.

By:	GS Advisors V, L.L.C.
its General Partner

By:	/s/ Kenneth A. Pontarelli
Name: Kenneth A. Pontarelli
Title: Vice President

SIGNATURE PAGE TO VOTING AGREEMENT

GS CAPITAL PARTNERS VI FUND, L.P.

By:	GSCP VI Advisors, L.L.C.
its General Partner

By:	/s/ Kenneth A. Pontarelli
Name: Kenneth A. Pontarelli
Title: Vice President

GSCP VI OFFSHORE KNIGHT HOLDINGS, L.P.

By:	GS Capital Partners VI Offshore Fund, L.P.
its General Partner

By:	GSCP VI Offshore Advisors, L.L.C.
its General Partner

By:	/s/ Kenneth A. Pontarelli
Name: Kenneth A. Pontarelli
Title: Vice President

GSCP VI GERMANY KNIGHT HOLDINGS, L.P.

By:	GSCP VI GmbH Knight Holdings
its General Partner

By:	/s/ Kenneth A. Pontarelli
Name: Kenneth A. Pontarelli
Title: Vice President

GS CAPITAL PARTNERS VI PARALLEL, L.P.

By:	GS Advisors VI, L.L.C.
its General Partner

By:	/s/ Kenneth A. Pontarelli
Name: Kenneth A. Pontarelli
Title: Vice President

GOLDMAN SACHS KMI INVESTORS, L.P.

By:	GS KMI Advisors, L.L.C.
its General Partner

By:	/s/ Kenneth A. Pontarelli
Name: Kenneth A. Pontarelli
Title: Vice President

SIGNATURE PAGE TO VOTING AGREEMENT

GSCP KMI INVESTORS, L.P.

By:	GSCP KMI Advisors, L.L.C.
its General Partner

By:	/s/ Kenneth A. Pontarelli
Name: Kenneth A. Pontarelli
Title: Vice President

GSCP KMI INVESTORS OFFSHORE, L.P.

By:	GSCP KMI Offshore Advisors, Inc.
its General Partner

By:	/s/ Kenneth A. Pontarelli
Name: Kenneth A. Pontarelli
Title: Vice President

GS INFRASTRUCTURE KNIGHT HOLDINGS, L.P.

By:	GS International Infrastructure Partners I, L.P.
its General Partner

By:	GS Infrastructure Advisors 2006, L.L.C.
its General Partner

By:	/s/ Kenneth A. Pontarelli
Name: Kenneth A. Pontarelli
Title: Vice President

GS INSTITUTIONAL INFRASTRUCTURE PARTNERS I, L.P.

By:	GS Infrastructure Advisors 2006, L.L.C.
its General Partner

By:	/s/ Kenneth A. Pontarelli
Name: Kenneth A. Pontarelli
Title: Vice President

GS GLOBAL INFRASTRUCTURE PARTNERS I, L.P.

By:	GS Infrastructure Advisors 2006, L.L.C.
its General Partner

By:	/s/ Kenneth A. Pontarelli
Name: Kenneth A. Pontarelli
Title: Vice President

SIGNATURE PAGE TO VOTING AGREEMENT

HIGHSTAR II KNIGHT ACQUISITION SUB, L.P.

By:	Highstar Capital GP II, L.P., its General Partner

By:	Highstar Management II, LLC, its General Partner

By:	Highstar Capital LP, its attorney-in-fact

By:	/s/ Michael J. Miller
Name: Michael J. Miller
Title: Partner

HIGHSTAR III KNIGHT ACQUISITION SUB, L.P.

By:	Highstar GP III Prism Fund, L.P., its General Partner

By:	Highstar Management III, LLC, its General Partner

By:	Highstar Capital LP, its attorney-in-fact

By:	/s/ Michael J. Miller
Name: Michael J. Miller
Title: Partner

HIGHSTAR KNIGHT PARTNERS, L.P.

By:	Highstar Knight Co-Investment GP, LLC, its General Partner

By:	Highstar Capital LP, its attorney-in-fact

By:	/s/ Michael J. Miller
Name: Michael J. Miller
Title: Partner

HIGHSTAR KMI BLOCKER LLC

By:	Highstar III Knight Acquisition Sub, L.P., its managing member

By:	Highstar GP III Prism Fund, L.P., its General Partner

By:	Highstar Management III, LLC, its General Partner

By:	Highstar Capital LP, its attorney-in-fact

By:	/s/ Michael J. Miller
Name: Michael J. Miller
Title: Partner

SIGNATURE PAGE TO VOTING AGREEMENT

CARLYLE PARTNERS IV KNIGHT, L.P.

By:	TC Group IV, L.P., its general partner

By:	TC Group IV Managing GP, L.L.C., its general partner

By:	TC Group, L.L.C., its sole member

By:	TCG Holdings L.L.C., its managing member

By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello
Title:

CP IV COINVESTMENT, L.P.

By:	TC Group IV, L.P., its general partner

By:	TC Group IV Managing GP, L.L.C., its general partner

By:	TC Group, L.L.C., its sole member

By:	TCG Holdings L.L.C., its managing member

By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello
Title:

CARLYLE ENERGY COINVESTMENT III, L.P.

By:	Carlyle Energy Coinvestment III GP, L.L.C.,
its General Partner

By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello
Title:

CARLYLE/RIVERSTONE KNIGHT INVESTMENT PARTNERSHIP, L.P.

By:	Carlyle/Riverstone Energy Partners III, L.P.,
its General Partner

By:	C/R Energy GP III, LLC,
its General Partner

By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello
Title:

SIGNATURE PAGE TO VOTING AGREEMENT

C/R KNIGHT PARTNERS, L.P.

By:	Carlyle/Riverstone Energy Partners III, L.P.,
its General Partner

By:	C/R Energy GP III, LLC,
its General Partner

By:	/s/ Pierre Lapeyre
Name: Pierre Lapeyre
Title: Authorized Person

C/R ENERGY III KNIGHT NON-U.S. PARTNERSHIP, L.P.

By:	Carlyle/Riverstone Energy Partners III, L.P.,
its General Partner

By:	C/R Energy GP III, LLC,
its General Partner

By:	/s/ Pierre Lapeyre
Name: Pierre Lapeyre
Title: Authorized Person

RIVERSTONE ENERGY COINVESTMENT III, L.P.

By:	Riverstone Coinvestment GP LLC,
its General Partner

By:	/s/ Pierre Lapeyre
Name: Pierre Lapeyre
Title: Authorized Person

SIGNATURE PAGE TO VOTING AGREEMENT

EXHIBIT A

BUYER STOCK OWNERSHIP

Number of Shares
Stockholder	Class A Shares
RICHARD D. KINDER	216,492,170
GS CAPITAL PARTNERS V FUND, L.P.	16,227,644
GSCP V OFFSHORE KNIGHT HOLDINGS, L.P.	8,382,523
GSCP V GERMANY KNIGHT HOLDINGS, L.P.	643,371
GS CAPITAL PARTNERS V INSTITUTIONAL, L.P.	5,564,682
GS CAPITAL PARTNERS VI FUND, L.P.	15,764,853
GSCP VI OFFSHORE KNIGHT HOLDINGS, L.P.	13,112,651
GSCP VI GERMANY KNIGHT HOLDINGS, L.P.	560,283
GS CAPITAL PARTNERS VI PARALLEL, L.P.	4,335,066
GOLDMAN SACHS KMI INVESTORS, L.P.	16,886,427
GSCP KMI INVESTORS, L.P.	23,245,979
GSCP KMI INVESTORS OFFSHORE, L.P.	3,365,816
GS INFRASTRUCTURE KNIGHT HOLDINGS, L.P.	19,227,228
GS INSTITUTIONAL INFRASTRUCTURE PARTNERS I, L.P.	724,828
GS GLOBAL INFRASTRUCTURE PARTNERS I, L.P.	6,784,786
HIGHSTAR II KNIGHT ACQUISITION SUB, L.P.	3,156,297
HIGHSTAR III KNIGHT ACQUISITION SUB, L.P.	20,743,460
HIGHSTAR KNIGHT PARTNERS, L.P.	20,239,484
HIGHSTAR KMI BLOCKER LLC	41,131,509
CARLYLE PARTNERS IV KNIGHT, L.P.	54,536,189
CP IV COINVESTMENT, L.P.	5,011,383
CARLYLE ENERGY COINVESTMENT III, L.P.	176,040
CARLYLE/RIVERSTONE KNIGHT INVESTMENT PARTNERSHIP, L.P.	20,123,490
C/R KNIGHT PARTNERS, L.P.	29,773,786
C/R ENERGY III KNIGHT NON-U.S. PARTNERSHIP, L.P.	8,647,642
RIVERSTONE ENERGY COINVESTMENT III, L.P.	826,614

Annex D

FORM OF

WARRANT AGREEMENT

Dated as of [—]

between

KINDER MORGAN, INC.

and

[—],

as Warrant Agent

Warrants for

Common Stock

D-i

D-ii

Exhibit A—Warrant Certificate
Exhibit B—Notice of Exercise

D-iii

WARRANT AGREEMENT (this “Agreement”), dated as of [—], 201[—], between Kinder Morgan, Inc., a Delaware corporation (the “Company”), and [—], a [—], as warrant agent (the “Warrant Agent”).

WHEREAS, the Company, Sherpa Merger Sub, Inc., a Delaware corporation, Sherpa Acquisition, LLC, a Delaware limited liability company, Sirius Merger Corporation, a Delaware corporation, Sirius Holdings Merger Corporation, a Delaware corporation, and El Paso Corporation, a Delaware corporation (“El Paso”), entered into an Agreement and Plan of Merger, dated as of October 16, 2011 (the “Merger Agreement”), providing for, among other things, the acquisition of El Paso by the Company through the consummation of the Transactions (as defined in the Merger Agreement), the result of which will include El Paso being a wholly owned subsidiary of the Company;

WHEREAS, in partial consideration of the merger and other transactions contemplated by the Merger Agreement, the Company has agreed to issue warrants (each, a “Warrant” and collectively, the “Warrants”) to purchase shares of Class P common stock, par value $0.01 per share, of the Company (the “Common Stock”), to the stockholders of El Paso;

WHEREAS, the Company desires that the Warrant Agent act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, transfer, exchange, replacement, cancellation and exercise of the Warrants; and

WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which the Warrants shall be issued and exercised and the respective rights and obligations of the Company, the Warrant Agent and the registered owners of the Warrants (each, a “Holder” and collectively, the “Holders”).

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the Company and the Warrant Agent agree as follows:

ARTICLE I

ISSUANCE AND EXERCISE OF WARRANTS

SECTION 1.1 Form of Warrant. Each Warrant shall be evidenced by a certificate substantially in the form attached hereto as Exhibit A (each, a “Warrant Certificate” and collectively, “Warrant Certificates”). Each Warrant Certificate shall have such insertions as are required or permitted by this Agreement and may have such letters, numbers or other marks of identification and such legends and endorsements, stamped, printed, lithographed or engraved thereon, as may be required to comply with this Agreement, any applicable law or any rule of any securities exchange on which the Warrants may be listed. Each Warrant Certificate shall be executed on behalf of the Company by its Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer or one of its Executive Vice Presidents, under its corporate seal reproduced thereon and attested by its Secretary or an Assistant Secretary. The signature of any such officers on the Warrant Certificates may be manual or facsimile. Warrant Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any one of them shall have ceased to hold such offices prior to the delivery of such Warrants or did not hold such offices on the date of this Agreement.

SECTION 1.2 Countersignature of Warrants. Each Warrant Certificate shall be countersigned by the Warrant Agent (or any successor to the Warrant Agent then acting as warrant agent under this Agreement) by manual or facsimile signature and shall not be valid for any purpose unless and until so countersigned. Warrant Certificates may be countersigned and delivered, notwithstanding the fact that the persons or any one of them who countersigned the Warrants shall have ceased to be proper signatories prior to the delivery of such Warrants or were not proper signatories on the date of this Agreement. Each Warrant Certificate shall be dated as of the date of its countersignature by the Warrant Agent. The Warrant Agent’s countersignature shall be conclusive evidence that the Warrant Certificate so countersigned has been duly authenticated and issued under this Agreement.

SECTION 1.3 Exercise Number; Exercise Price. Each Warrant initially entitles its Holder to purchase from the Company one (1) (the “Exercise Number”) share of Common Stock (such share or shares of Common Stock issued or issuable upon exercise of any Warrant or Warrants, each, a “Warrant Share” and collectively, the “Warrant Shares”) for a purchase price per share of Common Stock of $40.00 (the “Exercise Price”). The Exercise Number and the Exercise Price are subject to adjustment as provided in Article II, and all references to “Exercise Number” and “Exercise Price” in this Agreement shall be deemed to include any such adjustment or series of adjustments.

SECTION 1.4 Term of Warrants. All or a portion of the Warrants are exercisable by the Holder at any time and from time to time on or after the date of this Agreement until 5:00 p.m., New York City time, on the five (5)-year anniversary of the date of this Agreement (the “Expiration Date”).

SECTION 1.5 Exercise of Warrants. A Warrant may be exercised by surrender of the Warrant Certificate or Certificates evidencing such Warrant to be exercised and by delivery to the Warrant Agent (or to such other office or agency of the Company in the United States as the Company may designate by notice in writing to the Holders pursuant to Section 4.1) a notice of exercise in the form attached hereto as Exhibit B, duly completed and signed, which signature shall be guaranteed by a member of a recognized guarantee medallion program, together with payment of the Exercise Price for the Warrant Shares thereby purchased in accordance with Section 1.6. As promptly as practicable after receiving a notice of exercise to purchase Warrant Shares, the Warrant Agent shall notify the Company.

SECTION 1.6 Payment of Exercise Price. Payment of the aggregate Exercise Price for all Warrant Shares purchased may be made, at the option of the Holder, either (a) in cash or by certified or official bank check payable to the Warrant Agent or (b) by delivering a written direction to the Warrant Agent that the Holder desires to exercise the Warrants pursuant to a “cashless exercise,” in which case the Holder will receive a number of Warrant Shares that is equal to the aggregate number of Warrant Shares for which the Warrants are being exercised less the number of Warrant Shares that have an aggregate Market Price on the trading day on which such Warrants are exercised that is equal to the aggregate Exercise Price for such Warrant Shares. For the avoidance of doubt, if Warrants are exercised such that the aggregate Exercise Price would exceed the aggregate value (as measured by the Market Price) of the Warrant Shares issuable upon exercise, no amount shall be due and payable by the Holder to the Company, and such exercise shall be null and void and no Warrant Shares shall thereupon be issued and the Warrants shall continue in effect.

SECTION 1.7 Registry of Warrants. The Company or an agent duly appointed by the Company (which initially shall be the Warrant Agent) shall maintain a registry showing the names and addresses of the respective Holders and the date and number of Warrants evidenced on the face of each of the Warrant Certificates. Except as otherwise provided in this Agreement or in the Warrant Certificate, the Company and the Warrant Agent may deem and treat any Person whose name a Warrant Certificate is registered in the registry as the absolute owner of such Warrant Certificate.

SECTION 1.8 Exchange of Warrant Certificates. Each Warrant Certificate may be exchanged for another Warrant Certificate or Certificates of like tenor and representing the same aggregate number of Warrants. Any Holder desiring to exchange a Warrant Certificate or Certificates shall deliver a written request to the Warrant Agent and shall properly endorse and surrender the Warrant Certificate or Certificates to be so exchanged. Thereupon, the Warrant Agent shall countersign and deliver to the Holder a new Warrant Certificate or Certificates, as so requested, in such name or names as such Holder shall designate.

SECTION 1.9 Cancellation of Warrant Certificates. If and when any Warrant Certificate has been exercised in full, the Warrant Agent shall promptly cancel and destroy such Warrant Certificate following its receipt from the Holder. Upon exercise of a Warrant Certificate in part and not in full, the Warrant Agent shall issue and deliver or shall cause to be issued and delivered to the Holder a new Warrant Certificate or Certificates evidencing the Holder’s remaining Warrants. The Warrant Agent is hereby irrevocably authorized to countersign and deliver such required new Warrant Certificate or Certificates, and the Company, whenever requested by the Warrant Agent, shall supply the Warrant Agent with Warrant Certificates duly executed on behalf of the Company for such purpose. The Warrant Agent and no one else may cancel and destroy Warrant Certificates surrendered for transfer, exchange, replacement, cancellation or exercise. The Warrant Agent must deliver a certificate of such destruction and cancellation (or, if requested by the Company, the cancelled Warrant Certificates) to the Company. The Company may not issue new Warrant Certificates to replace cancelled Warrant Certificates that have been exercised or purchased by it.

SECTION 1.10 No Fractional Shares or Scrip. No fractional Warrant Shares or scrip representing fractional Warrant Shares shall be issued upon any exercise of Warrants. In lieu of any fractional Warrant Shares that would otherwise be issued to a Holder upon exercise of any Warrants, such Holder shall receive a cash payment equal to the Market Price of the Common Stock on the trading day on which such Warrants are exercised representing such fractional Warrant Share.

SECTION 1.11 Lost, Stolen, Destroyed or Mutilated Warrants. Upon receipt by the Company of proof reasonably satisfactory to it of the loss, theft, destruction or mutilation of any Warrant Certificate and, if requested, an indemnity or bond, the Company shall deliver or shall cause to be delivered, in lieu of such lost, stolen, destroyed or mutilated Warrant Certificate, a new Warrant Certificate of like tenor and representing the same aggregate number of Warrants as provided for in such lost, stolen, destroyed or mutilated Warrant Certificate.

SECTION 1.12 Transferability and Assignment. At the option of the Holder thereof, the Warrants and all rights under the Warrant Certificate may be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, by the registered Holder or by duly authorized attorney, and one or more new Warrant Certificates shall be made and delivered and registered in the name of one or more transferees, upon surrender in accordance with Section 1.5 and upon compliance with all applicable laws.

SECTION 1.13 Issuance of Warrant Certificates. When any Holder, transferee of a Holder or other designee of a Holder is entitled to receive a new or replacement Warrant Certificate, whether pursuant to Section 1.8, 1.9, 1.11 or 1.12, the Company shall issue or shall cause to be issued such new or replacement Warrant Certificate within a reasonable time, not to exceed three (3) business days. The Company shall supply the Warrant Agent with Warrant Certificates duly executed on behalf of the Company for the purpose of issuing any new or replacement Warrant Certificates, and the Warrant Agent shall countersign such Warrant Certificates.

SECTION 1.14 Issuance of Warrant Shares. Upon the exercise of any Warrants, the Company shall deliver or shall cause to be delivered the number of full Warrant Shares to which such Holder shall be entitled, together with any cash to which such Holder shall be entitled in respect of fractional Warrant Shares pursuant to Section 1.10, within a reasonable time, not to exceed three (3) business days. All Warrant Shares shall be issued in such name or names as the exercising Holder may designate and delivered to the exercising Holder or its nominee or nominees.

SECTION 1.15 Charges, Taxes and Expenses. The Company shall pay all documentary stamp taxes, if any, attributable to the initial issuance of Warrant Shares upon the exercise of Warrants; provided, however, the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issue or delivery of any Warrants or certificates (if any) for Warrant Shares in a name other than that of the registered holder of such Warrants.

SECTION 1.16 Issued Warrant Shares. The Company hereby represents and warrants that all Warrant Shares issued in accordance with the terms of this Agreement will be duly and validly authorized and issued, fully paid and nonassessable and free from all taxes, liens and charges (other than liens or charges created by a Holder, income and franchise taxes incurred in connection with the exercise of the Warrant or taxes in respect of any transfer occurring contemporaneously therewith). The Company agrees that the Warrant Shares so issued will be deemed to have been issued to a Holder as of the close of business on the date on which the Warrants were duly exercised, notwithstanding that the stock transfer books of the Company may then be closed or certificates (if any) representing such Warrant Shares may not be actually delivered on such date.

SECTION 1.17 Reservation of Sufficient Warrant Shares. There have been reserved, and the Company shall at all times through the Expiration Date keep reserved, out of its authorized but unissued Common Stock, solely for the purpose of the issuance of Warrant Shares in accordance with the terms of this Agreement, a number of shares of Common Stock sufficient to provide for the exercise of the rights of purchase represented by the outstanding Warrants. The transfer agent for the Common Stock and every subsequent transfer agent for any shares of the Company’s capital stock issuable upon the exercise of any of the rights of purchase aforesaid shall be irrevocably authorized and directed at all times to reserve such number of authorized shares as shall be required for such purpose. The Company shall supply such transfer agents with duly executed stock certificates for such purposes and shall provide or otherwise make available any cash that may be payable upon exercise of Warrants in respect of fractional Warrant Shares pursuant to Section 1.10. The Company shall furnish such transfer agent with a copy of all notices of adjustments and certificates related thereto, transmitted to each Holder pursuant to Section 4.1.

SECTION 1.18 Registration and Listing. The Company shall register or shall cause to be registered any and all shares of its Common Stock (including the Warrant Shares) and all the Warrants under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and the Company shall use commercially reasonable efforts to maintain such registration of such shares of its Common Stock (including the Warrant Shares) and all the Warrants. The Company shall use reasonable best efforts to (a) procure, or cause to be procured, at its sole expense, the listing of the Warrant Shares and the Warrants, subject to issuance or notice of issuance, on the New York Stock Exchange or, if prior to the closing of the Merger the New York Stock Exchange will not approve the listing of the Warrants on the New York Stock Exchange, then on the NASDAQ Stock Exchange or, if prior to the closing of the Merger the NASDAQ Stock Exchange will not approve the listing of the Warrants on the NASDAQ Stock Exchange, another stock exchange reasonably agreed by the Company and El Paso, and (b) maintain such listings at all times until the Expiration Date. The Company shall use reasonable best efforts to ensure that the Warrant Shares and the Warrants may be issued without violation of any applicable law or regulation or of any requirement of any securities exchange on which such shares of its Common Stock (including the Warrant Shares) and the Warrants are listed or traded.

SECTION 1.19 No Impairment. The Company will not, and the Company will cause its subsidiaries not to, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by the Company under this Agreement. The Company shall at all times in good faith assist in the carrying out of all provisions of this Agreement and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holders.

SECTION 1.20 CUSIP Numbers. The Company, in issuing the Warrants, may use “CUSIP” numbers (if then generally in use) and, if so, the Warrant Agent shall use “CUSIP” numbers in notices as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Warrant Certificates or as contained in any notice and that reliance may be placed only on the other identification numbers printed on the Warrant Certificates.

SECTION 1.21 Purchase of Warrants by the Company; Cancellation. The Company shall have the right, except as limited by law, other agreements or as provided herein, to purchase or otherwise acquire Warrants at such times, in such manner and for such consideration as it and the applicable Holder may deem appropriate. In the event the Company shall purchase or otherwise acquire Warrants, the same shall thereupon be delivered to the Warrant Agent and retired and, for the avoidance of doubt, if the approval of Holders is required to take any action, the Company’s (or any of its subsidiaries’ or affiliates’) ownership in any Warrants shall not be considered in calculating whether the requisite number of Warrants have approved such action.

SECTION 1.22 No Rights as Stockholders. A Warrant shall not, prior to its exercise, confer upon its Holder or such Holder’s transferee, in such Holder’s or such transferee’s capacity as a Warrant Holder, the right to vote or receive dividends, or consent or receive notice as stockholders in respect of any meeting of stockholders for the election of directors of the Company or any other matter, or any rights whatsoever as stockholders of the Company.

ARTICLE II

ANTIDILUTION PROVISIONS

SECTION 2.1 Adjustments and Other Rights. The Exercise Price and the Exercise Number shall be subject to adjustment from time to time as provided by this Article II; provided, however, that if more than one section of this Article II is applicable to a single event, the section shall be applied that produces the largest adjustment, and no single event shall cause an adjustment under more than one section of this Article II so as to result in duplication.

SECTION 2.2 Stock Splits, Subdivisions, Reclassifications or Combinations. If the Company shall (a) declare and pay a dividend or make a distribution on its Common Stock in shares of Common Stock, (b) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares, or (c) combine or reclassify the outstanding shares of Common Stock into a smaller number of shares, the Exercise Number at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted by multiplying the Exercise Number effective immediately prior to such event by a fraction (x) the numerator of which shall be the total number of outstanding shares of Common Stock immediately after such event and (y) the denominator of which shall be the total number of outstanding shares of Common Stock immediately prior to such event. In such event, the Exercise Price per share of Common Stock in effect immediately prior to the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted by multiplying such Exercise Price by a fraction (i) the numerator of which shall be the Exercise Number immediately prior to such adjustment and (ii) the denominator of which shall be the new Exercise Number determined pursuant to the immediately preceding sentence.

SECTION 2.3 Other Distributions. If the Company shall fix a record date for the making of a distribution to all holders of shares of its Common Stock of securities, evidences of indebtedness, assets, cash, rights or warrants (excluding Ordinary Cash Dividends, dividends of its Common Stock and other dividends or distributions referred to in Section 2.2), in each such case, the Exercise Price in effect prior to such record date shall be reduced immediately upon occurrence of the record date to the price determined by multiplying the Exercise Price in effect immediately prior to the reduction by the quotient of (x) the Market Price of the Common Stock on the last trading day preceding the first date on which the Common Stock trades regular way on the principal national securities exchange on which the Common Stock is listed or admitted to trading without the right to receive such distribution, minus the amount of cash and/or the Fair Market Value of the securities, evidences of indebtedness, assets, rights or warrants to be so distributed in respect of one share of Common Stock (such subtracted amount and/or Fair Market Value, the “Per Share Fair Market Value”) divided by (y) such Market Price on such date specified in clause (x); such adjustment shall be made successively whenever such a record date is fixed. In such event, the Exercise Number shall be increased to the number obtained by multiplying the Exercise Number immediately prior to such adjustment by the quotient of (x) the Exercise Price in effect immediately prior to the distribution giving rise to this adjustment divided by (y) the new Exercise Price determined in accordance with the immediately preceding sentence. In the case of adjustment for a cash dividend that is, or is coincident with, a regular quarterly cash dividend, the Per Share Fair Market Value would be reduced by the per share amount of the portion of the cash dividend that would constitute an Ordinary Cash Dividend.

SECTION 2.4 Certain Repurchases of Common Stock. If the Company effects a Pro Rata Repurchase of Common Stock, then the Exercise Price shall be reduced to the price determined by multiplying the Exercise Price in effect immediately prior to the Effective Date of such Pro Rata Repurchase by a fraction of which (a) the numerator shall be (i) the product of (x) the number of shares of Common Stock outstanding immediately before such Pro Rata Repurchase and (y) the Market Price of a share of Common Stock on the trading day immediately preceding the first public announcement by the Company or any of its Affiliates of the intent to effect such Pro Rata Repurchase, minus (ii) the aggregate purchase price of the Pro Rata Repurchase, and of which (b) the denominator shall be the product of (i) the number of shares of Common Stock outstanding immediately prior to such Pro Rata Repurchase minus the number of shares of Common Stock so repurchased and (ii) the Market Price per share of Common Stock on the trading day immediately preceding the first public announcement by the Company or any of its Affiliates of the intent to effect such Pro Rata Repurchase. In such event, the Exercise Number shall be increased to the number obtained by multiplying the Exercise Number immediately prior to such adjustment by the quotient of (x) the Exercise Price in effect immediately prior to the Pro Rata Repurchase giving rise to this adjustment divided by (y) the new Exercise Price determined in accordance with the immediately preceding sentence. For the avoidance of doubt, no increase to the Exercise Price or decrease in the Exercise Number shall be made pursuant to this Section 2.4.

SECTION 2.5 Business Combinations or Reclassifications of Common Stock. In case of any Business Combination or reclassification of Common Stock (other than a reclassification of Common Stock referred to in Section 2.2), a Holder’s right to receive shares upon exercise of a Warrant shall be converted into the right to exercise such Warrant to acquire the number of shares of stock or other securities or property (including cash) that the Common Stock issuable (at the time of such Business Combination or reclassification) upon exercise of such Warrant immediately prior to such Business Combination or reclassification would have been entitled to receive upon consummation of such Business Combination or reclassification; and in any such case, if necessary, the provisions set forth herein with respect to the rights and interests thereafter of the Holder shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to such Holder’s right to exercise a Warrant in exchange for any shares of stock or other securities or property pursuant to this section. In determining the kind and amount of stock, securities or the property receivable upon exercise of a Warrant following the consummation of such Business Combination, if the holders of Common Stock have the right to elect the kind or amount of consideration receivable upon consummation of such Business Combination, then the consideration that a Holder shall be entitled to receive upon exercise shall be deemed to be the types and amounts of consideration received by the majority of all holders of the shares of Common Stock that affirmatively make an election (or of all such holders if none make an election). For purposes of determining any amount to be withheld in the case of a “cashless exercise” pursuant to Section 1.6 from stock, securities or the property that would otherwise be delivered to a Holder upon exercise of Warrants following any Business Combination, the amount of such stock, securities or property to be withheld shall have a Market Price equal to the aggregate Exercise Price as to which such Warrants are so exercised, based on the fair market value of such stock, securities or property on the trading day on which such Warrants are exercised and the Notice of Exercise is delivered to the Warrant Agent; provided, however, that in the case of any property that is not a security, the Market Price of such property shall be deemed to be its fair market value as determined in good faith by the Board of Directors in reliance on an opinion of a nationally recognized independent investment banking firm retained by the Company for this purpose; provided, further, that if making such determination requires the conversion of any currency other than U.S. dollars into U.S. dollars, such conversion shall be done in accordance with customary procedures based on the rate for conversion of such currency into U.S. dollars displayed on the relevant page by Bloomberg L.P. (or any successor or replacement service) on or by 4:00 p.m., New York City time, on such exercise date.

SECTION 2.6 Rounding of Calculations; Minimum Adjustments. All calculations under this Article II shall be made to the nearest one-tenth (1/10th) of a cent or to the nearest one-hundredth (1/100th) of a share, as the case may be. Any provision of this Article II to the contrary notwithstanding, no adjustment in the Exercise Price or the Exercise Number shall be made if the amount of such adjustment would be less than $0.01 or one-tenth (1/10th) of a share of Common Stock, but any such amount shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate $0.01 or 1/10th of a share of Common Stock, or more, or on exercise of a Warrant if it shall earlier occur.

SECTION 2.7 Timing of Issuance of Additional Common Stock Upon Certain Adjustments. In any case in which the provisions of this Article II shall require that an adjustment shall become effective immediately after a record date for an event, the Company may defer until the occurrence of such event (a) issuing to a Holder of Warrants exercised after such record date and before the occurrence of such event the additional shares of Common Stock issuable upon such exercise by reason of the adjustment required by such event over and above the shares of Common Stock issuable upon such exercise before giving effect to such adjustment and (b) paying to such Holder any amount of cash in lieu of a fractional share of Common Stock; provided, however, that the Company upon request shall deliver to such Holder a due bill or other appropriate instrument evidencing such Holder’s right to receive such additional shares, and such cash, upon the occurrence of the event requiring such adjustment, subject to any retroactive readjustment in accordance with Section 2.8(b).

SECTION 2.8 Other Events; Provisions of General Applicability.

(a) Neither the Exercise Price nor the Exercise Number shall be adjusted in the event of (i) a change in the par value of the Common Stock, (ii) a change in the jurisdiction of incorporation of the Company or (iii) any conversion of shares of any other class of common stock of the Company outstanding as of the date of this Agreement into shares of Common Stock in accordance with the conversion mechanisms set forth in the Company's certificate of incorporation as of the date of this Agreement.

(b) In the event that any dividend or distribution described in this Article II is not so made, the Exercise Price and the Exercise Number then in effect shall be readjusted, effective as of the date when the Board of Directors determines not to distribute such shares, evidences of indebtedness, assets, rights, cash or warrants, as the case may be, to the Exercise Price and the Exercise Number that would then be in effect if such record date had not been fixed.

SECTION 2.9 Statement Regarding Adjustments. Whenever the Exercise Price or the Exercise Number shall be adjusted as provided in this Article II, the Company shall forthwith file at the principal office of the Company a statement showing in reasonable detail the facts requiring such adjustment and the Exercise Price that shall be in effect and the Exercise Number after such adjustment. The Company shall deliver to the Warrant Agent a copy of such statement and shall cause a copy of such statement to be sent or communicated to the Holders pursuant to Section 4.1.

SECTION 2.10 Notice of Adjustment Event. In the event that the Company shall propose to take any action of the type described in this Article II (but only if the action of the type described in this Article II would result in an adjustment in the Exercise Price or the Exercise Number or a change in the type of securities or property to be delivered upon exercise of a Warrant), the Company shall deliver to the Warrant Agent a notice and shall cause such notice to be sent or communicated to the Holders in the manner set forth in Section 4.1, which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth the facts with respect thereto as shall be reasonably necessary to indicate the effect on the Exercise Price and the number, kind or class of shares or other securities or property which shall be deliverable upon exercise of a Warrant. In the case of any action which would require the fixing of a record date, such notice shall be given at least ten (10) days prior to the date so fixed, and in case of all other action, such notice shall be given at least fifteen (15) days prior to the taking of such proposed action. Failure to give such notice, or any defect therein, shall not affect the legality or validity of any such action.

SECTION 2.11 Proceedings Prior to Any Action Requiring Adjustment. As a condition precedent to the taking of any action which would require an adjustment pursuant to this Article II, the Company shall take any action which may be necessary, including obtaining regulatory, New York Stock Exchange, NASDAQ Stock Market or other applicable national securities exchange or stockholder approvals or exemptions, in order that the Company may thereafter validly and legally issue as fully paid and nonassessable all Warrant Shares that a Holder is entitled to receive upon exercise of a Warrant pursuant to this Article II.

SECTION 2.12 Adjustment Rules. Any adjustments pursuant to this Article II shall be made successively whenever an event referred to herein shall occur. If an adjustment in Exercise Price made under this Agreement would reduce the Exercise Price per share of Common Stock to an amount below par value of the Common Stock, then such adjustment in Exercise Price made under this Agreement shall reduce the Exercise Price per share of Common Stock to the par value of the Common Stock.

SECTION 2.13 Prohibited Actions. The Company agrees that it will not take any action which would entitle a Holder to an adjustment of the Exercise Price if the total number of shares of Common Stock issuable after such action upon exercise of the Warrants, together with all shares of Common Stock then outstanding and all shares of Common Stock then issuable upon the exercise of all outstanding options, warrants, conversion and other rights, would exceed the total number of shares of Common Stock then authorized by its certificate of incorporation.

SECTION 2.14 Adjustment to Warrant Certificate. The form of Warrant Certificate need not be changed because of any adjustment made pursuant to the Warrant Certificate, and Warrant Certificates issued after such adjustment may state the same Exercise Price and the same Exercise Number as are stated in the Warrant Certificates initially issued pursuant to this Agreement. The Company, however, may at any time in its sole discretion make any change in the form of Warrant Certificate that it may deem appropriate to give effect to such adjustments and that does not affect the substance of the Warrant Certificate, and any Warrant Certificate thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant Certificate or otherwise, may be in the form as so changed.

ARTICLE III

WARRANT AGENT

SECTION 3.1 Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company with respect to the Warrants and in accordance with the provisions of this Agreement, and the Warrant Agent hereby accepts such appointment.

SECTION 3.2 Liability of Warrant Agent. The Warrant Agent shall act under this Agreement solely as agent, and its duties shall be determined solely by the provisions of this Agreement. The Warrant Agent shall not be liable for anything that it may do or refrain from doing in connection with this Agreement, except for its own willful misconduct, gross negligence or bad faith.

SECTION 3.3 Performance of Duties. The Warrant Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty under this Agreement either itself or by or through its attorneys or agents (which shall not include its employees).

SECTION 3.4 Disposition of Proceeds on Exercise of Warrants. The Warrant Agent shall account as promptly as practicable to the Company with respect to Warrants exercised and shall concurrently pay to the Company all monies received by the Warrant Agent for the purchase of Warrant Shares through the exercise of such Warrants. If the Warrant Agent shall receive any notice, demand or other document addressed to the Company by a Holder with respect to the Warrants, the Warrant Agent shall as promptly as practicable forward such notice, demand or other document to the Company.

SECTION 3.5 Reliance on Counsel. The Warrant Agent may consult at any time with legal counsel satisfactory to it (who may be counsel to the Company), and the Warrant Agent shall incur no liability or responsibility for any action taken, suffered or omitted by it under this Agreement in reasonable reliance on and in accordance with the advice of such counsel.

SECTION 3.6 Reliance on Documents. The Warrant Agent will not incur any liability or responsibility for any action taken in reasonable reliance on any notice, written statement, resolution, waiver, consent, order, certificate or other paper, document or instrument reasonably believed by it to be genuine and to have been signed, sent, presented or made by the proper party or parties. The statements contained herein and in the Warrants shall be taken as statements of the Company, and the Warrant Agent assumes no responsibility for the correctness of any of the same, except as set forth by the Warrant Agent or as evidenced by action taken by the Warrant Agent.

SECTION 3.7 Validity of Agreement. The Warrant Agent shall not be responsible for the validity, execution or delivery of this Agreement (except the due execution of this Agreement by the Warrant Agent) or for the validity, execution or delivery of any Warrant (except the due countersignature of such Warrant Certificate by the Warrant Agent), and the Warrant Agent shall not by any act under this Agreement be deemed to make any representation or warranty as to the authorization or reservation of any Warrant Shares (or other stock) to be issued pursuant to this Agreement or any Warrant, or as to whether any Warrant Shares (or other stock) will, pursuant to this Agreement or any Warrant, when issued, be validly issued, fully paid and nonassessable.

SECTION 3.8 Instructions from Company. The Warrant Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties under this Agreement from the Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer, one of its Executive Vice Presidents or Vice Presidents, the Treasurer or the Controller of the Company, and to make an application to such officers for advice or instructions in connection with its duties, and the Warrant Agent shall not be liable for any action taken or suffered to be taken by it in reasonable reliance and in accordance with instructions of any such officer. The Warrant Agent shall not be liable for any action taken by, or omission of any action by, the Warrant Agent in accordance with a proposal included in any such application to such officers on or after the date specified in such application (which date shall not be less than five (5) business days after the date any such officer of the Company actually receives such application, unless any such officer shall have consented in writing to an earlier date) unless, prior to taking any such action (or the effective date in the case of an omission), the Warrant Agent shall have received written instructions in response to such application specifying the action to be taken or omitted.

SECTION 3.9 Proof of Actions Taken. Whenever in the performance of its duties under this Agreement the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering or omitting any action under this Agreement, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed conclusively to be proved and established by a certificate signed by the Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer, one of its Executive Vice Presidents or Vice Presidents, the Treasurer or the Controller of the Company and delivered to the Warrant Agent, and such certificate shall be full authorization to the Warrant Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon any such certificate.

SECTION 3.10 Compensation. The Company agrees to pay the Warrant Agent reasonable compensation for all services rendered by the Warrant Agent in the performance of its duties under this Agreement, to reimburse the Warrant Agent for all reasonable expenses, taxes and governmental charges and other charges incurred by the Warrant Agent in the performance of its duties under this Agreement.

SECTION 3.11 Indemnity. The Company shall indemnify the Warrant Agent and save it harmless from and against any and all liabilities, including judgments, costs and counsel fees, for anything done or omitted by the Warrant Agent in the performance of its duties under this Agreement, except as a result of the Warrant Agent’s willful misconduct, gross negligence or bad faith. The Warrant Agent shall indemnify the Company and save it harmless from and against any and all liabilities, including judgments, costs and counsel fees, for anything arising out of or attributable to the Warrant Agent’s refusal or failure to comply with the terms of this Agreement or which arise out of the Warrant Agent’s willful misconduct, gross negligence or bad faith; provided, however, that the Warrant Agent’s aggregate liability under this Agreement with respect to, arising from or arising in connection with this Agreement, whether in contract, in tort or otherwise, is limited to and shall not exceed the amounts paid under this Agreement by the Company to the Warrant Agent as fees and charges, but not including reimbursable expenses. The Warrant Agent shall notify the Company promptly of any claim for which it may seek indemnity, and the Company shall notify the Warrant Agent promptly of any claim for which it may seek indemnity.

SECTION 3.12 Legal Proceedings. The Warrant Agent shall be under no obligation to institute any action, suit or legal proceeding or to take any other action likely to involve expense unless the Company or any one or more Holders shall furnish the Warrant Agent with reasonable security and indemnity for any costs and expenses that may be incurred, but this provision shall not affect the power of the Warrant Agent to take such action as the Warrant Agent may consider proper, whether with or without any such security or indemnity. All rights of action under this Agreement or under any of the Warrants may be enforced by the Warrant Agent without the possession of any of the Warrants or the production thereof at any trial or other proceeding relative thereto, and any such action, suit or proceeding instituted by the Warrant Agent shall be brought in its name as warrant agent, and any recovery of judgment shall be for the ratable benefit of the Holders, as their respective rights or interests may appear.

SECTION 3.13 Other Transactions in Securities of Company. The Warrant Agent and any stockholder, director, officer or employee of the Warrant Agent may buy, sell or deal in any of the Warrants or other securities of the Company, or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not the Warrant Agent under this Agreement. Nothing in this Agreement shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

SECTION 3.14 Identity of Transfer Agent. Upon the appointment of any subsequent transfer agent for the Common Stock, or any other shares of the Company’s capital stock issuable upon the exercise of the Warrants, the Company shall file with the Warrant Agent a statement setting forth the name and address of such subsequent transfer agent.

SECTION 3.15 Company to Provide and Maintain Warrant Agent. The Company agrees for the benefit of the Holders that there shall at all times be a Warrant Agent under this Agreement until all the Warrants have been exercised or cancelled or are no longer exercisable.

SECTION 3.16 Resignation and Removal. The Warrant Agent may at any time resign by giving written notice to the Company of such intention on its part, specifying the date on which its desired resignation shall become effective. The Warrant Agent under this Agreement may be removed at any time by the filing with it of an instrument in writing signed by or on behalf of the Company and specifying such removal and the date when it shall become effective. Any removal under this Section 3.16 shall take effect upon the appointment by the Company as hereinafter provided of a successor Warrant Agent (which shall be (a) a bank or trust company, (b) organized under the laws of the United States or one of the states thereof, (c) authorized under the laws of the jurisdiction of its organization to exercise corporate trust powers, (d) having a combined capital and surplus of at least $50,000,000 (as set forth in its most recent reports of condition published pursuant to law or to the requirements of any United States federal or state regulatory or supervisory authority) and (e) having an office in the Borough of Manhattan, The City of New York) and the acceptance of such appointment by such successor Warrant Agent.

SECTION 3.17 Company to Appoint Successor. If at any time the Warrant Agent shall resign, shall be removed, shall become incapable of acting, shall be adjudged bankrupt or insolvent or shall commence a voluntary case under the federal bankruptcy laws, as now or hereafter constituted, or under any other applicable federal or state bankruptcy, insolvency or similar law or shall consent to the appointment of or the taking possession by a receiver, custodian, liquidator, assignee, trustee, sequestrator (or other similar official) of the Warrant Agent or its property or affairs, or shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due, or shall take corporate action in furtherance of any such action, or a decree or order for relief by a court having jurisdiction in the premises shall have been entered in respect of the Warrant Agent in an involuntary case under the federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or similar law, or a decree or order by a court having jurisdiction in the premises shall have been entered for the appointment of a receiver, custodian, liquidator, assignee, trustee, sequestrator (or similar official) of the Warrant Agent or of its property or affairs, or any public officer shall take charge or control of the Warrant Agent or of its property or affairs for the purpose of rehabilitation, conservation, winding up or liquidation, a successor Warrant Agent, qualified as aforesaid, shall be appointed by the Company by an instrument in writing, filed with the successor Warrant Agent. In the event that a successor Warrant Agent is not appointed by the Company, a successor Warrant Agent, qualified as aforesaid, may be appointed by the Warrant Agent or the Warrant Agent may petition a court to appoint a successor Warrant Agent. Upon the appointment as aforesaid of a successor Warrant Agent and acceptance by the successor Warrant Agent of such appointment, the Warrant Agent shall cease to be Warrant Agent under this Agreement; provided, however, that in the event of the resignation of the Warrant Agent under this Section 3.17, such resignation shall be effective on the earlier of (i) the date specified in the Warrant Agent’s notice of resignation and (ii) the appointment and acceptance of a successor Warrant Agent under this Agreement.

SECTION 3.18 Successor to Expressly Assume Duties. Any successor Warrant Agent appointed under this Agreement shall execute, acknowledge and deliver to its predecessor and to the Company an instrument accepting such appointment under this Agreement, and thereupon such successor Warrant Agent, without any further act, deed or conveyance, shall become vested with all the rights and obligations of such predecessor with like effect as if originally named as the Warrant Agent under this Agreement, and such predecessor, upon payment of its charges and disbursements then unpaid, shall thereupon become obligated to transfer, deliver and pay over, and such successor Warrant Agent shall be entitled to receive, all monies, securities and other property on deposit with or held by such predecessor, as the Warrant Agent under this Agreement.

SECTION 3.19 Successor by Merger. Any entity into which the Warrant Agent may be merged or consolidated, or any entity resulting from any merger or consolidation to which the Warrant Agent shall be a party, or any entity to which the Warrant Agent shall sell or otherwise transfer all or substantially all of its assets and business, shall be the successor Warrant Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided, however, that it shall be qualified as aforesaid.

ARTICLE IV

MISCELLANEOUS

SECTION 4.1 Notices. Any notice pursuant to this Agreement by the Company or by any Holder to the Warrant Agent, or by the Warrant Agent or by any Holder to the Company, shall be in writing and shall be delivered in person or by facsimile transmission, or mailed first class, postage prepaid, (a) to the Company, at its offices at 500 Dallas Street, Suite 1000, Houston, Texas 77002, Attention: General Counsel, or (b) to the Warrant Agent, at its offices at [—]. Each party to this Agreement may from time to time change the address to which notices to it are to be delivered or mailed by notice to the other party. Any notice mailed pursuant to this Agreement by the Company or the Warrant Agent to the Holders shall be in writing and shall be mailed first class, postage prepaid, or otherwise delivered, to such Holders at their respective addresses on the registry of the Warrant Agent.

SECTION 4.2 Supplements and Amendments. The Company and the Warrant Agent may from time to time supplement or amend this Agreement without the approval of any Holder in order to cure any ambiguity or to correct or supplement any provision contained in this Agreement that may be defective or inconsistent with any other provision in this Agreement, or to make any other provisions in regard to matters or questions arising under this Agreement that the Company and the Warrant Agent may deem necessary or desirable; provided, however, that no such supplement or amendment to this Agreement shall be made that adversely affects the interests or rights of any of the Holders in any respect. Notwithstanding the foregoing, a supplement or amendment to this Agreement may be made by one or more substantially concurrent written instruments duly signed by the Holders of a majority of the then outstanding Warrants and delivered to the Company; provided, however, that the consent of each Holder affected thereby shall be required for any amendment pursuant to which: (a) the Exercise Price would be increased or the Exercise Number would be decreased (in each case, other than pursuant to adjustments in accordance with Article II), (b) the time period during which the Warrants are exercisable would be shortened or (c) the antidilution provisions set forth in Article II would be changed in such a way as to adversely affect such Holder. In determining whether the Holders of the required number of outstanding Warrants have approved any supplement or amendment to this Agreement, Warrants owned by the Company or its controlled Affiliates, if any, shall be disregarded and deemed not to be outstanding.

SECTION 4.3 Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of the respective successors and assigns of the Company or the Warrant Agent under this Agreement.

SECTION 4.4 Rights Offering. Prior to the Expiration Date, the Company shall not effect any rights offering for the sale of Common Stock to substantially all of the holders of Common Stock if the per share price payable in such rights offering is less than the Market Price on the trading day immediately prior to the pricing of such rights offering.

SECTION 4.5 Governing Law; Jurisdiction. THIS AGREEMENT AND EACH WARRANT ISSUED UNDER THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICT OF LAWS. IN CONNECTION WITH ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE WARRANTS, THE PARTIES HERETO AND EACH HOLDER IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL OR STATE COURT LOCATED WITHIN THE COUNTY OF WILMINGTON, STATE OF DELAWARE. NOTICE MAY BE SERVED UPON THE COMPANY AT THE ADDRESS SET FORTH IN SECTION 4.1 AND UPON ANY HOLDER AT THE ADDRESS FOR SUCH HOLDER SET FORTH IN THE REGISTRY MAINTAINED BY THE COMPANY OR WARRANT AGENT PURSUANT TO SECTION 1.7. TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES HERETO AND EACH HOLDER HEREBY UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR THE WARRANTS.

SECTION 4.6 Benefits of this Agreement. This Agreement shall be for the sole and exclusive benefit of the Company, the Warrant Agent and the Holders of the Warrants. Nothing in this Agreement shall be construed to give to any Person other than the Company, the Warrant Agent and the Holders any legal or equitable right, remedy or claim under this Agreement.

SECTION 4.7 Counterparts. This Agreement may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

SECTION 4.8 Table of Contents; Headings. The table of contents and headings of the Articles and Sections of this Agreement have been inserted for convenience of reference only, are not intended to be considered a part of this Agreement and shall not modify or restrict any of the terms or provisions of this Agreement.

SECTION 4.9 Severability. The provisions of this Agreement are severable, and if any clause or provision shall be held invalid, illegal or unenforceable in whole or in part in any jurisdiction, then such invalidity or unenforceability shall affect in that jurisdiction only such clause or provision, or part thereof, and shall not in any manner affect such clause or provision in any other jurisdiction or any other clause or provision of this Agreement in any jurisdiction.

SECTION 4.10 Availability of Agreement. The Warrant Agent shall keep copies of this Agreement and any notices given or received under this Agreement available for inspection by the Holders during normal business hours at its principal office in New York. The Company shall supply the Warrant Agent from time to time with such numbers of copies of this Agreement as the Warrant Agent may request.

SECTION 4.11 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a business day, then such action may be taken or such right may be exercised on the next succeeding day that is a business day.

SECTION 4.12 Definitions. As used in this Agreement, the following terms having the meanings ascribed thereto below:

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such other Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) when used with respect to any Person, means the possession, directly or indirectly, of the power to cause the direction of management and/or policies of such Person, whether through the ownership of voting securities by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Board of Directors” means the board of directors of the Company, including any duly authorized committee thereof.

“Business Combination” means a merger, consolidation, statutory share exchange or similar transaction that requires the approval of the Company’s stockholders.

“business day” means any day except Saturday, Sunday and (i) at any time when the Warrants are listed on the NASDAQ Stock Market or the New York Stock Exchange, any day on which the NASDAQ Stock Market or the New York Stock Exchange, as applicable, is authorized or required by law or other governmental actions to close or (ii) at any time when the Warrants are not listed on the NASDAQ Stock Market or the New York Stock Exchange, any day on which banking institutions in the State of New York are authorized or required by law or other governmental actions to close.

“Common Stock” has the meaning set forth in the recitals.

“Company” has the meaning set forth in the preamble.

“El Paso” has the meaning set forth in the recitals.

“Exchange Act” has the meaning set forth in Section 1.18.

“Exercise Number” has the meaning set forth in Section 1.3.

“Exercise Price” has the meaning set forth in Section 1.3.

“Expiration Date” has the meaning set forth in Section 1.4.

“Fair Market Value” means, with respect to any security or other property, the fair market value of such security or other property as determined by the Board of Directors, acting in good faith.

“Holder” and “Holders” has the meaning set forth in the recitals.

“Issue Date” means, with respect to a Warrant Certificate, the date set forth on such Warrant Certificate.

“Market Price” means, with respect to a particular security, on any given day, the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the last closing bid and ask prices regular way, in either case on the principal national securities exchange on which the applicable securities are listed or admitted to trading (the “Principal Exchange”), or if not listed or admitted to trading on any national securities exchange, the average of the closing bid and ask prices as furnished by two (2) members of the Financial Industry Regulatory Authority, Inc. selected from time to time by the Company for that purpose. “Market Price” shall be determined without reference to after hours or extended hours trading. If such security is not listed and traded in a manner that the quotations referred to above are available for the period required under this Agreement, the Market Price per share of Common Stock shall be deemed to be the fair market value per share of such security as determined in good faith by the Board of Directors in reliance on an opinion of a nationally recognized independent investment banking corporation retained by the Company for such purpose; provided, however, that if any such security is listed or traded solely on a non-U.S. market, such fair market value shall be determined by reference to the closing price of such security as of the end of the most recently ended business day in such market prior to the date of determination; provided, further, that if making such determination requires the conversion of any currency other than U.S. dollars into U.S. dollars, such conversion shall be done in accordance with customary procedures based on the rate for conversion of such currency into U.S. dollars displayed on the relevant page by Bloomberg L.P. (or any successor or replacement service) on or by 4:00 p.m., New York City time, on such exercise date. For the purposes of determining the Market Price of the Common Stock on the “trading day” preceding, on or following the occurrence of an event, (i) that trading day shall be deemed to commence immediately after the regular scheduled closing time of trading on the Principal Exchange or, if trading is closed at an earlier time, such earlier time and (ii) that trading day shall end at the next regular scheduled closing time, or if trading is closed at an earlier time, such earlier time (for the avoidance of doubt, and as an example, if the Market Price is to be determined as of the last trading day preceding a specified event and the closing time of trading on a particular day is 4:00 p.m. and the specified event occurs at 5:00 p.m. on that day, the Market Price would be determined by reference to such 4:00 p.m. closing price).

“Merger Agreement” has the meaning set forth in the recitals.

“Ordinary Cash Dividends” means a regular quarterly cash dividend on shares of Common Stock legally available therefor; provided, however, that Ordinary Cash Dividends shall not include any cash dividends paid subsequent to the Issue Date to the extent the aggregate per share dividends paid on the outstanding Common Stock in any quarter exceed (i) $0.50 per share of Common Stock in any quarter during the fiscal year ended December 31, 2012, (ii) $0.60 per share of Common Stock in any quarter during the fiscal year ended December 31, 2013, (iii) $0.70 per share of Common Stock in any quarter during the fiscal year ended December 31, 2014, (iv) $0.80 per share of Common Stock in any quarter during the fiscal year ended December 31, 2015, (v) $0.90 per share of Common Stock in any quarter during the fiscal year ended December 31, 2016 and (vi) $1.00 per share of Common Stock in any quarter during the fiscal year ended December 31, 2017, in each case, as adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction.

“Per Share Fair Market Value” has the meaning set forth in Section 2.3.

“Person” has the meaning given to it in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act.

“Pro Rata Repurchase” means any purchase of shares of Common Stock by the Company or any Affiliate thereof pursuant to (i) any tender offer or exchange offer made to substantially all holders of Common Stock subject to Section 13(e) or 14(e) of the Exchange Act or Regulation 14E promulgated thereunder or (ii) any other offer available to substantially all holders of Common Stock, in the case of both (i) and (ii), whether for cash, shares of Common Stock of the Company, other securities of the Company, evidences of indebtedness of the Company or any other Person or any other property (including, without limitation, shares of Common Stock, other securities or evidences of indebtedness of a subsidiary), or any combination thereof, effected while any Warrants are outstanding. The “Effective Date” of a Pro Rata Repurchase shall mean the date of acceptance of shares for purchase or exchange by the Company under any tender or exchange offer which is a Pro Rata Repurchase or the date of purchase with respect to any Pro Rata Repurchase that is not a tender or exchange offer.

“Subsidiary” means any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with U.S. GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests or, in the case of a limited liability company, the managing member) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party. The term “Subsidiary” shall include Kinder Morgan Energy Partners, L.P.

“trading day” means (i) if the shares of Common Stock are not traded on any national or regional securities exchange or association or over-the-counter market, a business day or (ii) if the shares of Common Stock are traded on any national or regional securities exchange or association or over-the-counter market, a business day on which such relevant exchange or quotation system is scheduled to be open for business and on which the shares of Common Stock (x) are not suspended from trading on any national or regional securities exchange or association or over-the-counter market for any period or periods aggregating one half hour or longer; and (y) have traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the shares of Common Stock. The term “trading day” with respect to any security other than the Common Stock shall have a correlative meaning based on the primary exchange or quotation system on which such security is listed or traded.

“U.S. GAAP” means United States generally accepted accounting principles.

“Warrant” and “Warrants” has the meaning set forth in the recitals.

“Warrant Agent” has the meaning set forth in the preamble.

“Warrant Certificate” and “Warrant Certificates” has the meaning set forth in Section 1.1.

“Warrant Share” and “Warrant Shares” has the meaning set forth in Section 1.3.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the day and year first above written.

KINDER MORGAN, INC.

By:
Name:
Title:

[ ],
as Warrant Agent

By:
Name:
Title:

[Signature Page to the Warrant Agreement]

EXHIBIT A

VOID AFTER 5:00 P.M., New York City Time, [                    ], 201[  ]

Warrants to Purchase

[                    ]

Shares of Class P Common Stock

KINDER MORGAN, INC.

COMMON STOCK PURCHASE WARRANTS

This certifies that, for value received, [                    ] or registered assigns (the “Holder”), is entitled to purchase from Kinder Morgan, Inc., a Delaware corporation (the “Company”), at any time from 9:00 a.m., New York City time, on [                    ], 201[  ] until 5:00 p.m., New York City time, on 201[  ] (the “Expiration Date”), at the purchase price of $40.00 per share (the “Exercise Price”), the number of shares of Class P common stock, par value $0.01 per share, of the Company (the “Common Stock”), shown above. The number of shares purchasable upon exercise of the Common Stock Purchase Warrants (the “Warrants”) and the Exercise Price are subject to adjustment from time to time as set forth in the Warrant Agreement (as defined below).

The Warrants may be exercised in whole or in part by presentation of this Warrant Certificate with the Notice of Exercise on the reverse side hereof duly executed and simultaneous payment of the Exercise Price at the principal office of [                    ] (the “Warrant Agent”). Payment of such price shall be made, at the option of the Holder, either (i) in cash or by certified or official bank check payable to the Warrant Agent or (ii) by delivering a written direction to the Warrant Agent that the Holder desires to exercise Warrants pursuant to a “cashless exercise,” in which case the Holder will receive a number of shares of Common Stock that is equal to the aggregate number of shares of Common Stock for which the Warrants are being exercised less the number of shares of Common Stock that have an aggregate Market Price (as defined in the Warrant Agreement) on the trading day on which such Warrants are exercised that is equal to the aggregate Exercise Price. The Exercise Price and the number of shares of Common Stock that may be purchased upon the exercise of the Warrants evidenced by this Warrant Certificate are subject to modification and adjustment in accordance with the terms of the Warrant Agreement.

This Warrant Certificate is issued under and in accordance with a Warrant Agreement, dated as of [                    ], 201[  ], by and between the Company and [                    ] (the “Warrant Agreement”), and is subject to the terms and provisions contained in the Warrant Agreement, to all of which the Holder by acceptance hereof consents. A copy of the Warrant Agreement may be obtained by the Holder upon written request to the Company or at the office of the Warrant Agent.

Upon any partial exercise of the Warrants evidenced by this Warrant Certificate, there shall be countersigned and issued to the Holder a new Warrant Certificate in respect of the shares of Common Stock as to which the Warrants evidenced by this Warrant Certificate shall not have been exercised. This Warrant Certificate may be exchanged at the office of the Warrant Agent by surrender of this Warrant Certificate properly endorsed either separately or in combination with one or more other Warrant Certificates for one or more new Warrant Certificates evidencing the right of the Holder to purchase the same aggregate number of shares of Common Stock as were purchasable on exercise of the Warrants evidenced by the Warrant Certificate or Certificates exchanged. No fractional shares will be issued upon the exercise of any Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement.

The Holder may be treated by the Company, the Warrant Agent and all other persons dealing with this Warrant Certificate as the absolute owner hereof.

The Warrants may be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, but only in accordance with the terms of the Warrant Agreement and in compliance with all applicable laws.

This Warrant Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Warrant Agent.

Dated: [                    ], 201[_]

KINDER MORGAN, INC.

By:

[Seal]

Countersigned:

[ ],
as Warrant Agent

By:
Authorized Signature

EXHIBIT B

NOTICE OF EXERCISE

(To be executed upon exercise of Warrant)

To: KINDER MORGAN, INC.

The undersigned hereby irrevocably elects to exercise the right of purchase represented by the Warrant Certificate within for, and to purchase thereunder,                      shares of the Class P common stock, par value $0.01 per share, of Kinder Morgan, Inc. (the “Common Stock”), as provided for therein, and tenders herewith payment of the purchase price.

The purchase price shall be paid:

in cash, certified check or official bank check; or

by electing to receive a number of shares of Common Stock that is equal to the aggregate number of shares of Common Stock for which the Warrants are being exercised less the number of shares of Common Stock that have an aggregate Market Price (as defined in the Warrant Agreement) on the trading day on which such Warrants are exercised that is equal to the aggregate Exercise Price (as defined in the Warrant Agreement).

Please issue a certificate or certificates for such shares of Common Stock in the name of, and pay any cash for any fractional share to:

If in book-entry form:

DEPOSITORY ACCOUNT NUMBER:

NAME OF AGENT MEMBER:

If in definitive/certificated form:

SOCIAL SECURITY NUMBER OR OTHER IDENTIFYING NUMBER OF ASSIGNEE, IF ANY:	NAME:

ADDRESS:

SIGNATURE:

NOTE:

The above signature should correspond exactly with the name on the face of this Warrant Certificate or with the name of the assignee appearing in the Permitted Transfer form below and must be guaranteed by a member of a recognized guarantee medallion program.

And, if said number of shares shall not be all the shares purchasable under the within Warrant Certificate, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the shares purchasable thereunder less any fraction of a share paid in cash.

PERMITTED TRANSFER

(To be executed only upon transfer of Warrant Certificate to the extent such transfer is permissible under the terms of the Warrant Agreement)

For value received,                      hereby sells, assigns and transfers unto the within Warrant Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint                      attorney, to transfer said Warrant Certificate on the books of Kinder Morgan, Inc., with full power of substitution in the premises.

Dated:                     , 201

NOTE:	The above signature should correspond exactly with the name on the face of this Warrant Certificate and must be guaranteed by a member of a recognized guarantee medallion program.

Annex E

1585 Broadway New York, NY 10036

October 16, 2011

Board of Directors

El Paso Corporation

El Paso Building

1001 Louisiana Street

Houston, Texas 77002

Members of the Board:

We understand that El Paso Corporation (the “Company”), Sirius Holdings Merger Corporation, a wholly owned subsidiary of the Company (“New EP”), Sirius Merger Corporation, a wholly owned subsidiary of New EP (“Merger Sub 1”), Kinder Morgan, Inc. (the “Buyer”), Sherpa Merger Sub, Inc., a wholly owned subsidiary of the Buyer (“Merger Sub 2”) and Sherpa Acquisition, LLC, a wholly owned subsidiary of the Buyer (“Merger Sub 3”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated October 16, 2011 (the “Merger Agreement”), which provides, among other things, for the following transactions (collectively referred to herein as the “Transactions”): (1) the merger (the “First Merger”) of Merger Sub 1 with and into the Company (the resulting corporation being the “Surviving Corporation”), (2) immediately following the First Merger, the conversion (the “LLC Conversion”) of the Surviving Corporation into a limited liability company, (3) at least twenty days after the Company’s shareholders approve the Transactions,, the merger (the “Second Merger”) of Merger Sub 2 with and into New EP (the resulting corporation being the “New Surviving EP Corporation”) and (4) immediately following the Second Merger, the merger (the “Third Merger”) of the New Surviving EP Corporation with and into Merger Sub 3. Pursuant to the Second Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of common stock, par value $3.00 per share of the Company (the “Company Common Stock”), other than shares held in treasury, held by the Buyer, Merger Sub 2 or Merger Sub 3 or as to which dissenters’ rights have been perfected, will be converted into the right to receive, at the election of the holder thereof, one of the following: (A) $14.65 per share in cash, 0.4187 of a share of Class P common stock, par value $0.01 per share, of the Buyer (the “Buyer Common Stock”) and 0.64 of a warrant of the Buyer to purchase one share of the Buyer Common Stock at an exercise price of $40.00 per share (a “Buyer Warrant”) (the “Cash/Stock/Warrant Consideration”), (B) $25.91 per share in cash and 0.64 of a Buyer Warrant (the “Cash/Warrant Consideration”) or (C) 0.9635 of a share of the Buyer Common Stock and 0.64 of a Buyer Warrant (the “Stock/Warrant Consideration”, and together with the Cash/Stock/Warrant Consideration and the Cash/Warrant Consideration payable pursuant to the Second Merger, the “Consideration”), each subject to adjustment in certain circumstances. The terms and conditions of the Transactions are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Buyer, respectively;

3)	Reviewed certain financial projections prepared by the managements of the Company and the Buyer, respectively;

4)	Attended a presentation made by the financial advisor engaged by the Company in connection with the proposed spin-off of the Company’s exploration and production business;

5)	Discussed the past and current operations and financial condition and the prospects of the Company, with senior executives of the Company;

6)	Discussed the past and current operations and financial condition and the prospects of the Buyer with senior executives of the Buyer;

7)	Reviewed the pro forma impact of the Transactions on the Buyer’s cash flow, cash flow per share and various credit statistics;

8)	Reviewed the reported prices and trading activity for the Company Common Stock and the Buyer Common Stock;

9)	Compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Common Stock and the Buyer Common Stock with that of certain other publicly-traded companies comparable with the Company and the Buyer, respectively, and their securities;

10)	Compared the implied volatility of call options of the Buyer, call options of the Company and call options of certain other publicly-traded companies comparable with the Buyer;

11)	Reviewed the historical stock price volatility of the Company and of certain other publicly-traded companies comparable with the Buyer;

12)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

13)	Participated in certain discussions among management representatives of the Company and the Buyer and each of their respective financial and legal advisors;

14)	Reviewed the Merger Agreement and certain related documents; and

15)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise discussed with or made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. With respect to the financial projections, or material derived or extrapolated therefrom, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Buyer of the future financial performance of the Company and the Buyer. In addition, we have assumed that the Transactions will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that (1) the First Merger and the LLC Conversion, taken together, and (2) the Second Merger and the Third Merger, taken together, will each be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Transactions, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Transactions. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the

Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock in the Transactions. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit, nor did we solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company or certain of its constituent businesses, nor did we negotiate with any party, other than the Buyer.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transactions and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Transactions. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Buyer and the Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in the Transactions, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company (in its capacity as such) and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Transactions if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock and Buyer Warrants will trade following consummation of the Transactions or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Buyer and the Company should vote at the shareholders’ meetings to be held in connection with the Transactions.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Jonathan Cox

Jonathan Cox Managing Director

Annex F

October 16, 2011

Board of Directors

Kinder Morgan, Inc.

500 Dallas Street, Suite 1000

Houston, TX 77002

Members of the Board of Directors:

You have asked us whether, in our opinion, the Consideration (as defined below) to be paid by Kinder Morgan, Inc., a Delaware corporation (“KMI”), pursuant to the Merger Agreement (as defined below) is fair, from a financial point of view, to KMI.

Pursuant to and subject to the terms and conditions of an Agreement and Plan of Merger, dated as of October 16, 2011 (the “Merger Agreement”), by and among KMI, El Paso Corporation, a Delaware corporation (“EP”), Sirius Holdings Merger Corporation, a Delaware corporation and a direct, wholly owned subsidiary of EP (“New EP”), Sirius Merger Corporation, a Delaware corporation and a direct, wholly owned subsidiary of New EP (“Merger Sub One”), Sherpa Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of KMI (“Merger Sub Two”), and Sherpa Acquisition, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of KMI (“Merger Sub Three”): (i) Merger Sub One will be merged with and into EP, with EP surviving such merger as a direct, wholly owned subsidiary of New EP; (ii) immediately thereafter, EP will be converted into a Delaware limited liability company; (iii) thereafter, Merger Sub Two will be merged with and into New EP, with New EP surviving such merger as a direct, wholly owned subsidiary of KMI (the “Second Merger”); and (iv) immediately thereafter, New EP will be merged with and into Merger Sub Three, with Merger Sub Three surviving such merger as a direct, wholly owned subsidiary of KMI (clauses (i) through (iv), collectively, the “Merger”).

As a result of the Merger, among other things, each issued and outstanding share of common stock of EP, par value $3.00 per share (“EP Common Stock”), other than the Excluded Shares (as defined in the Merger Agreement) and the Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive, at the election of the holder of such share of EP Common Stock: (x) $14.65 in cash, 0.4187 of a share of Class P common stock of KMI, par value $0.01 per share (“KMI Common Stock”), and 0.640 of a warrant of KMI, each of which entitles the holder thereof to purchase one share of KMI Common Stock at $40.00 per share within five years of the effective time of the Second Merger (each such warrant, a “KMI Warrant”); (y) $25.91 in cash and 0.640 of a KMI Warrant; or (z) 0.9635 of a share of KMI Common Stock and 0.640 of a KMI Warrant; in each case subject to certain election procedures and limitations and proration mechanisms set forth in the Merger Agreement, as to which we express no opinion (such aggregate cash, KMI Common Stock and KMI Warrant consideration, collectively, the “Consideration”).

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information that we deemed to be relevant, including as set forth in Annual Reports on Form 10-K for each of the fiscal years in the three-year period ended December 31, 2010, Quarterly Reports on Form 10-Q for the quarters ended June 30, 2011 and March 31, 2011 and Current Reports on Form 8-K since June 24, 2011, in each case filed with the U.S. Securities and Exchange Commission (the “SEC”) by (A) KMI and certain of its affiliates, including Kinder Morgan Energy Partners, L.P. (“KMP”), and (B) EP and certain of its affiliates, including El Paso Pipeline Partners, L.P. (“EPB”), as well as publicly available research analysts’ estimates;

F-1

Members of the Board of Directors

of Kinder Morgan, Inc.

October 16, 2011

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(ii)	reviewed certain oil and gas reserve reports of EP for the years ended December 31, 2008, 2009 and 2010 prepared by EP (the “Reserve Reports”) and audited by Ryder Scott Company, L.P.

(iii)	reviewed certain non-public projected financial and operating data and assumptions relating to KMI and certain of its affiliates, including KMP, prepared and furnished to us by the management of KMI;

(iv)	reviewed certain non-public projected financial and operating data and assumptions relating to EP and certain of its affiliates, including EPB, prepared by the management of EP and adjusted by the management of KMI;

(v)	discussed past and current operations, current financial condition and financial projections of KMI and certain of its affiliates, including KMP, with management of KMI;

(vi)	discussed past and current operations, current financial condition and financial projections of EP and certain of its affiliates, including EPB, with management of EP;

(vii)	reviewed the amount and timing of the synergies expected to result from the Merger (the “Synergies”), the timing and use of certain tax attributes of EP, as well as transaction expenses and one-time cash costs arising from the transaction (the “Integration Costs”), each as estimated by management of KMI;

(viii)	reviewed certain non-public pro forma projected financial data and assumptions regarding KMI and certain of its affiliates, including KMP, and EP and certain of its affiliates, including EPB, prepared and furnished to us by management of KMI and EP;

(ix)	reviewed the reported prices and the historical trading activity of KMI Common Stock, the common units of KMP, the shares of Kinder Morgan Management, LLC (“KMR”), EP Common Stock, and the common units of EPB;

(x)	compared the financial performance of KMI and its market trading multiples with those of certain other publicly-traded companies that we deemed relevant;

(xi)	compared the financial performance of EP and its market trading multiples with those of certain other publicly-traded companies that we deemed relevant;

(xii)	compared the financial performance of KMP and its market trading multiples with those of certain other publicly-traded master limited partnerships that we deemed relevant;

(xiii)	compared the financial performance of EPB and its market trading multiples with those of certain other publicly-traded master limited partnerships that we deemed relevant;

(xiv)	compared the proposed financial terms of the Merger with publicly available financial terms of certain transactions that we deemed relevant;

(xv)	reviewed a draft of the Merger Agreement, dated as of October 16, 2011; and

(xvi)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial and operating data relating to KMI, EP and certain of their respective affiliates prepared by the respective managements of KMI and EP, we have assumed with your consent that, based on the advice of KMI and EP, respectively, such data has been reasonably prepared on bases

Members of the Board of Directors

of Kinder Morgan, Inc.

October 16, 2011

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reflecting the best currently available estimates and good faith judgments of the respective managements of KMI and EP as to the future financial and operating performance of KMI, EP and such affiliates. For purposes of our analysis and opinion, at your request, we have relied on the projections prepared by the respective managements of KMI and EP with respect to projected financial and operating data of KMI, EP and certain of their respective affiliates. With respect to the Synergies and the Integration Costs estimated by the management of KMI to result from the Merger and the timing and use of the tax attributes of EP, we have assumed that the timing, use and amounts of such Synergies, Integration Costs and tax attributes are reasonable and that that the Merger will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We express no view as to such financial and operating data, or as to the assumptions on which they were based. We understand the management of KMI has considered possible asset divestitures and concessions that may have to be made in connection with obtaining governmental, regulatory and other consents, approvals and releases necessary for the consummation of the Merger (the “Possible Divestitures”), and that such Possible Divestitures are reflected in the projected financial and operating data relating to KMI and certain of its affiliates, including KMP, prepared and furnished to us by the management of KMI. We express no view as to the sufficiency of, or the assumptions underlying such projected financial and operating data regarding, the Possible Divestitures.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the executed Merger Agreement will be substantially the same as the draft dated October 16, 2011 and reviewed by us, that the representations and warranties of each party contained therein are and will be true and correct, that each party will perform all of the covenants and agreements required to be performed by it thereunder and that all conditions to the consummation of the Merger will be satisfied without material waiver or modification thereof. We have further assumed that there has been no material change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of KMI, EP or any of their respective affiliates since the date of the most recent financial statements provided to us. Finally, we have assumed that all governmental, regulatory and other consents, approvals and releases necessary for the consummation of the Merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on KMI, EP or the consummation of the Merger or materially reduce the benefits to KMI of the Merger (other than with respect to the Possible Divestitures).

We have not made nor assumed any responsibility for making any physical inspection, independent valuation or appraisal of the assets or liabilities of KMI, EP, or any of their respective affiliates and, except for the Reserve Reports, we have not been furnished with any such valuation or appraisal. We have not evaluated the solvency or fair value of KMI, EP, or any of their respective affiliates under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, at your direction, we have assumed for purposes of this opinion that the outcome of any current and pending litigation affecting EP will not be material to our analysis. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. You understand that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to opine upon, and express no opinion with respect to, any matter other than the fairness, from a financial point of view, to KMI of the Consideration to be paid by KMI. We do not express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Merger or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger, including, without limitation, (i) the fairness of the Merger to, or of the Consideration or any other consideration to be received in connection therewith by, the creditors or other

Members of the Board of Directors

of Kinder Morgan, Inc.

October 16, 2011

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constituencies of KMI or EP or the stockholders of EP, or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the directors, officers or employees of KMI, or any class of such persons, whether relative to the Consideration or otherwise. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to KMI, nor does it address the underlying business decision of KMI to engage in the Merger. This letter, and our opinion, do not constitute a recommendation as to how any holder of KMI Common Stock should act or, if applicable, vote in respect of the issuance of KMI Common Stock in the Merger. We express no opinion as to the price at which KMI Common Stock and, when listed for trading, the KMI Warrants, the common units of KMP, the shares of KMR, EP Common Stock or the common units of EPB will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed with your consent the accuracy and completeness of assessments by KMI, EP and their respective advisors with respect to legal, regulatory, accounting and tax matters.

We will receive a fee for our services upon rendering this opinion in connection with the proposed transaction. We will also be entitled to receive a success fee if the Merger is consummated. KMI has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. (“Evercore”) and its affiliates, on the one hand, and KMI, EP or any of their respective affiliates, on the other hand, pursuant to which compensation was received or is intended to be received by Evercore or its affiliates as a result of such a relationship, and no such relationship was or is mutually understood to have been or be contemplated. We may provide financial or other services to KMI, EP, or any of their respective affiliates in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore or its affiliates may actively trade the equity, debt or other securities, or related derivative securities, or other financial instruments, including bank loans and other obligations, of KMI, KMP, KMR, EP, EPB or any of their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and solely for the information, assistance and benefit of, the Board of Directors of KMI (the “Board”) in connection with its evaluation of the proposed Merger. The issuance of this opinion has been approved by an Opinion Committee of Evercore.

The Board may disclose this letter, and the opinion expressed herein, to the management of KMI and its affiliates. Additionally, KMI may publicly disclose that the Board engaged Evercore as its financial advisor in connection with the Merger and provided this opinion in connection with the Merger. Subject to the following sentence, this opinion is for the confidential use of the Board of Directors of KMI only in connection with its evaluation of the Merger and may not be provided to or relied upon by any other person without Evercore’s prior consent (which shall not be unreasonably withheld, delayed or conditioned). KMI may not, and may not permit any third party to, use this opinion for any other purpose or disclose or otherwise refer to this opinion, or to Evercore, in any manner without Evercore’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned), except that KMI may reproduce this opinion in full in any document relating to the Merger that is required to be filed with the U.S. Securities and Exchange Commission, provided, however, that all references to Evercore or this opinion in any such document and the description or inclusion of this opinion therein shall be subject to Evercore’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned) with respect to form and substance.

Members of the Board of Directors

of Kinder Morgan, Inc.

October 16, 2011

F-5

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid by KMI pursuant to the Merger Agreement is fair, from a financial point of view, to KMI.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Robert A. Pacha
Robert A. Pacha Senior Managing Director

Annex G

745 Seventh Avenue New York, NY 10019 United States

October 16, 2011

Board of Directors

Kinder Morgan, Inc.

One Allen Center

500 Dallas, Suite 1000

Houston, Texas 77002

Members of the Board of Directors:

We understand that Kinder Morgan, Inc. (“KMI” or the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with El Paso Corporation (“El Paso”) pursuant to which (i) Sirius Merger Corporation, an indirect wholly owned subsidiary of El Paso (“Merger Sub One”), will merge with and into El Paso (the “First Step Merger”) with El Paso surviving the First Step Merger (the “EP Surviving Company”), (ii) immediately following the effectiveness of the First Step Merger, the EP Surviving Company will be converted into a Delaware limited liability company (the “LLC Conversion”); (iii) following the effectiveness of the LLC Conversion, Sherpa Merger Sub, Inc., a direct, wholly owned subsidiary of KMI (“Merger Sub Two”) will merge (the “Second Step Merger”) with and into Sirius Holdings Merger Corporation, a direct, wholly owned subsidiary of El Paso prior to giving effectiveness of the First Merger, and the parent company of Merger Sub One (“New EP”), with New EP surviving the Second Step Merger (the “New EP Surviving Corporation”); (iv) immediately following the effectiveness of the Second Step Merger, the New EP Surviving Corporation will merge (the “Third Step Merger”) with and into Sherpa Acquisition, LLC, a direct wholly owned subsidiary of KMI (“Merger Sub Three”), with Merger Sub Three surviving the Third Step Merger and (v) upon the effectiveness of the Second Step Merger, each share of common stock of El Paso (“El Paso Common Stock”) then issued and outstanding (other than the Excluded Shares and the Dissenting Shares, as provided in the Agreement (as defined below)) will be converted into the right to receive, at the election of the holder, either: (I) a mixed election of (a) $14.65 per share in cash, (b) 0.4187 shares of the Class P Common Stock of KMI (“KMI Class P Common Stock”) and (c) 0.64 warrants to acquire KMI Class P Common Stock at $40 per share (the “Per Share Warrant Consideration”), in each case, subject to adjustment as set forth in the Agreement; (II) a cash election of (a) $25.91 per share in cash and (b) the Per Share Warrant Consideration, subject to adjustment as set forth in the Agreement; or (III) a stock election of (a) 0.9635 shares of KMI Class P Common Stock and (b) the Per Share Warrant Consideration, subject to adjustment as set forth in the Agreement ((I) through (III) collectively, the “Merger Consideration”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger dated as of October 16, 2011 by and among the Company, Merger Sub One, Merger Sub Two, Merger Sub Three, New EP and El Paso (the “Agreement”) and the summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the Merger Consideration to be paid by the Company in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Merger Consideration paid in the Proposed Transaction or otherwise.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction; (2) publicly available information concerning KMI, Kinder Morgan Energy Partners, L.P. (“KMP”), Kinder Morgan Management, LLC (“KMR”), El Paso and El Paso Pipeline Partners, L.P. (“EPP”) that we believe to be relevant to our analysis, including, without limitation, each of KMI’s, KMP’s, KMR’s, El Paso’s and EPP’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2010 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2011 and June 30, 2011; (3) financial and operating information with respect to the businesses, operations and prospects of KMI, KMP and KMR furnished to us by the Company, including financial projections of the Company prepared by management of the Company (the “Company’s Projections”); (4) financial and operating information with respect to the businesses, operations and prospects of El Paso and EPP furnished to us by the management of El Paso and the Company, including (i) financial projections of El Paso and EPP prepared by management of El Paso (the “El Paso Projections”) and (ii) financial projections of El Paso and EPP prepared by management of the Company (the “Company’s El Paso Projections”); (5) the trading history of El Paso Common Stock from October 15, 2009 to October 14, 2011 and a comparison of that trading history with other companies that we deemed relevant; (6) the trading history of the common stock of the Company (the “KMI Common Stock”) and El Paso Common Stock from February 10, 2011 to October 14, 2011 and a comparison of those trading histories with each other and with those of other companies that we deemed relevant; (7) a comparison of the historical financial results and present financial condition of KMI and El Paso with each other and with those of other companies that we deemed relevant; (8) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (9) the potential pro forma impact of the Proposed Transaction on the current and future financial performance of the combined company, including (i) the amounts and timing of the cost savings and operating synergies expected by the management of the Company to result from the Proposed Transaction, (ii) the anticipated impact of certain asset dispositions and transfers discussed with the management of the Company and (iii) the estimated tax savings expected to result from the historical net operating losses of El Paso expected by the management of the Company to result from the Proposed Transaction ((i) through (iii) collectively, the “Expected Benefits”); (10) published estimates by independent equity research analysts with respect to the future financial performance of KMI and El Paso; (11) the relative trading liquidity of KMI Common Stock and the common stock of the pro forma combined company and (12) estimates of certain (i) proved reserves, as of December 31, 2010, for El Paso prepared by the management of El Paso and audited by a third-party reserve engineer and rolled forward by the management of El Paso to July 1, 2011 and (ii) probable and possible reserves and contingent resources, as of July 1, 2011, prepared by the management of El Paso ((i) and (ii) collectively, the “El Paso Reserve Reports”). In addition, we have (i) had discussions with the managements of KMI and El Paso concerning their respective businesses, operations, assets, liabilities, financial conditions and prospects and (ii) have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the managements of KMI and El Paso they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of KMI and we have relied on such projections in arriving at our opinion. With respect to the El Paso Projections, upon the advice of El Paso and the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of El Paso as to the future financial performance of El Paso. With respect to the

Company’s El Paso Projections, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of El Paso and we have relied on such projections in arriving at our opinion. With respect to the Expected Benefits, we have assumed that the amount and timing of the Expected Benefits are reasonable as estimated by the management of KMI and we have also assumed, upon the advice of KMI, that the Expected Benefits will be realized substantially in accordance with such estimates. With respect to the El Paso Reserve Reports, we have discussed these reports with the managements of the Company and El Paso and upon the advice of KMI and El Paso, we have assumed that the El Paso Reserve Reports are a reasonable basis upon which to evaluate the proved, probable and possible reserve and contingent resource levels of El Paso. In addition, at the direction of the Company, we have considered the possible asset divestitures and concessions that the Company may have to make in connection with the process to obtain governmental and regulatory approval for the Proposed Transaction (the “Possible Divestitures”) which have been discussed with us by the management of the Company. We assume no responsibility for and we express no view as to any projections or estimates described above in this paragraph or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of KMI or El Paso and have not made or obtained any evaluations or appraisals of the assets or liabilities of KMI or El Paso. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. In addition, we express no opinion as to the prices at which shares of (i) KMI Common Stock or El Paso Common Stock will trade at any time following the announcement of the Proposed Transaction or (ii) KMI Common Stock will trade at any time following the consummation of the Proposed Transaction.

We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. In addition, we have assumed that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Other than as contemplated by the Possible Divestitures, we have also assumed, upon the advice of the Company, that necessary governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained without any adverse effect that is material to the Company, the combined company or the benefits expected by the management of the Company to be realized from the Proposed Transaction. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Merger Consideration to be paid by the Company in the Proposed Transaction is fair to the Company.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive fees for our services a portion of which is earned upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking and financial services for KMI and its affiliates and El Paso and its affiliates in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services for KMI and KMP and their affiliates, for which we received customary compensation: (i) in August 2011, we acted as joint bookrunner on KMI’s $750 million notes offering; (ii) in June 2011, we acted as joint bookrunner on KMP’s 6.7 million units offering; (iii) in February 2011, we acted as joint bookrunner on KMI’s 109.8 million share initial public offering; (iv) in November 2010, we acted as joint bookrunner on KMI’s $750 million notes offering; (v) in May 2010, we acted as joint bookrunner on KMP’s 6.5 million units offering, (vi) in May 2010, we acted as co-manager on KMP’s $1.0 billion notes offering and (vii) in December 2009, we acted as joint bookrunner on KMP’s 4.5 million units offering. In addition, we have performed the following investment banking and financial services for El Paso and EPP and their affiliates, for which we received customary compensation; (i) in May 2011, we acted as joint bookrunner on EPP’s 14.0 million units offering; (ii) in March 2011, we acted as joint bookrunner on EPP’s 13.8 million units offering; (iii) in November 2010, we acted as joint bookrunner on EPP’s 11.9 million units offering; (iv) in September 2010, we acted as co-manager on EPP’s 11.5 million units offering; (v) in June 2010, we acted as joint bookrunner on EPP’s 11.5 million units offering and (vi) in January 2010, we acted as joint bookrunner on EPP’s 9.9 million units offering. In addition, the Company has requested and we are participating in the financing required in connection with the consummation of the Proposed Transaction and we will receive customary fees in connection therewith.

Barclays Capital Inc. and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of KMI and its affiliates and El Paso and its affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

/s/ Barclays Capital Inc.
BARCLAYS CAPITAL INC.

Annex H

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

As permitted by the DGCL, the registrant’s certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the registrant or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, the registrant’s certificate of incorporate and bylaws provide that:

•	the registrant is required to indemnify its directors and officers to the fullest extent permitted under the DGCL, subject to very limited exceptions;

•	the registrant may indemnify its other employees and agents to the fullest extent permitted by law, subject to very limited exceptions;

•

the registrant is required to advance expenses, as incurred, to its directors and officers in connection with a proceeding to the maximum extent permitted under the DGCL, subject to very limited exceptions;

•	the rights conferred in the certificate of incorporation or bylaws are not exclusive.

Kinder Morgan’s shareholders agreement requires it to cause KMK to pay any costs and expenses of the Investors associated with the Going Private Transaction, including amounts paid as damages or in settlement of related shareholder litigation. Kinder Morgan also is obligated to pay all reasonable fees and expenses of the Sponsor Investors and their counsel related to the administration of, and their rights and obligations under, Kinder Morgan’s certificate of incorporation, bylaws and shareholders agreement that are approved in advance by it.

The registrant maintains liability insurance policies covering its officers and directors against some liabilities, including certain liabilities under the Securities Act, that may be incurred by them.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Kinder Morgan pursuant to the foregoing provisions, Kinder Morgan has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits.

Reference is made to the Index to Exhibits following the signature pages hereto, which Index to Exhibits is hereby incorporated into this item.

(b) Financial Statement Schedule.

Financial statement schedules are omitted because they are not required or the required information is shown in the consolidated financial statements or the notes thereto included in the information statement/proxy statement/prospectus that forms a part of this registration statement.

(c) Opinions.

The opinions of Evercore and Barclays Capital, financial advisors to the Kinder Morgan board of directors, are attached as Annex F and Annex G, respectively, to the information statement/proxy statement/prospectus contained herein. The opinion of Morgan Stanley, financial advisor to the El Paso board of directors, is attached as Annex E to the information statement/proxy statement/prospectus contained herein.

Item 22.	Undertakings

The undersigned Registrant hereby undertakes:

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(c) That every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(e) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement, or amendment thereto, to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas on November 10, 2011.

KINDER MORGAN, INC.

By:	/s/ JOSEPH LISTENGART
	Name:	Joseph Listengart
	Title:	Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act, this registration statement, or amendment thereto, has been signed by the following persons in the capacities indicated on November 10, 2011.

Signature	Title

/s/ RICHARD D. KINDER Richard D. Kinder	Chairman and Chief Executive Officer (Principal Executive Officer)

/s/ KIMBERLY A. DANG Kimberly A. Dang	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ STEVEN J. KEAN* Steven J. Kean	Director

/s/ MICHAEL MILLER* Michael Miller	Director

/s/ MICHAEL C. MORGAN* Michael C. Morgan	Director

/s/ KENNETH A. PONTARELLI* Kenneth A. Pontarelli	Director

/s/ FAYEZ SAROFIM* Fayez Sarofim	Director

/s/ C. PARK SHAPER* C. Park Shaper	Director

/s/ JOEL V. STAFF* Joel V. Staff	Director

/s/ R. BARAN TEKKORA* R. Baran Tekkora		Director

/s/ GLENN A. YOUNGKIN* Glenn A. Youngkin		Director

*By:	/s/ JOSEPH LISTENGART Joseph Listengart Attorney-in-fact for persons indicated which constitutes a majority of the board of directors of Kinder Morgan, Inc.

EXHIBIT INDEX

2.1	Agreement and Plan of Merger, dated as of October 16, 2011, among Kinder Morgan, Inc., Sherpa Merger Sub, Inc., Sherpa Acquisition, LLC, Sirius Holdings Merger Corporation, Sirius Merger Corporation and El Paso Corporation (included as Annex A to the information statement/proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference) (The schedules and certain exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K).

2.2	Agreement and Plan of Merger, dated as of October 16, 2011, by and among El Paso Corporation, Sirius Holdings Merger Corporation and Sirius Merger Corporation (included as Annex B to the information statement/proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference).

3.1	Certificate of Incorporation of Kinder Morgan, Inc. (filed as Exhibit 3.1 to Kinder Morgan, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (File No. 1-35081) and incorporated herein by reference).

3.2	Bylaws of Kinder Morgan, Inc. (filed as Exhibit 3.2 to Kinder Morgan, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (File No. 1-35081) and incorporated herein by reference).

4.1	Form of certificate representing Class P common shares of Kinder Morgan, Inc. (filed as Exhibit 4.1 to Kinder Morgan, Inc.’s Registration Statement on Form S-1 filed on January 18, 2011 (File No. 333-170773) and incorporated herein by reference).

4.2	Shareholders Agreement among Kinder Morgan, Inc. and certain holders of common stock (filed as Exhibit 4.2 to Kinder Morgan, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (File No. 1-35081) and incorporated herein by reference).

5.1*	Opinion of Weil, Gotshal & Manges LLP as to the legality of the securities being offered.

8.1*	Opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters.

10.1	Voting Agreement, dated as of October 16, 2011, Voting Agreement, dated as of October 16, 2011, by and among El Paso Corporation, Richard D. Kinder, GS Capital Partners V Fund, L.P., GSCP V Offshore Knight Holdings, L.P., GSCP V Germany Knight Holdings, L.P., GS Capital Partners V Institutional, L.P., GS Capital Partners VI Fund, L.P., GSCP VI Offshore Knight Holdings, L.P., GSCP VI Germany Knight Holdings, L.P., GS Capital Partners VI Parallel, L.P., Goldman Sachs KMI Investors, L.P., GSCP KMI Investors, L.P., GSCP KMI Investors Offshore, L.P., GS Infrastructure Knight Holdings, L.P., GS Institutional Infrastructure Partners I, L.P., GS Global Infrastructure Partners I, L.P., Highstar II Knight Acquisition Sub, L.P., Highstar III Knight Acquisition Sub, L.P., Highstar Knight Partners, L.P., Highstar KMI Blocker LLC, Carlyle Partners IV Knight, L.P., CP IV Coinvestment, L.P., Carlyle Energy Coinvestment III, L.P., Carlyle/Riverstone Knight Investment Partnership, L.P., C/R Knight Partners, L.P., C/R Energy III Knight Non-U.S. Partnership, L.P., and Riverstone Energy Coinvestment III, L.P. (included as Annex C to the information statement/proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference).

10.2	Kinder Morgan, Inc. 2011 Stock Incentive Plan (filed as Exhibit 10.1 to Kinder Morgan, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (File No. 1-35081) and incorporated herein by reference).

10.3	Form of Restricted Stock Agreement (filed as Exhibit 10.2 to Kinder Morgan, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (File No. 1-35081) and incorporated herein by reference).

10.4	Kinder Morgan, Inc. Stock Compensation Plan for Non-Employee Directors (filed as Exhibit 10.4 to Kinder Morgan, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (File No. 1-35081) and incorporated herein by reference).

10.5	Form of Non-Employee Director Stock Compensation Agreement (filed as Exhibit 10.3 to Kinder Morgan, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (File No. 1-35081) and incorporated herein by reference).

10.6	Kinder Morgan, Inc. Employees Stock Purchase Plan (filed as Exhibit 10.5 to Kinder Morgan, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (File No. 1-35081) and incorporated herein by reference).

10.7	Kinder Morgan, Inc. Annual Incentive Plan (filed as Exhibit 10.6 to Kinder Morgan, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (File No. 1-35081) and incorporated herein by reference).

10.8	2010 Annual Incentive Plan of Kinder Morgan Kansas, Inc. (filed as Exhibit 10.1 to KMK’s Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 1-06446) and incorporated herein by reference).

10.9	Employment Agreement dated October 7, 1999, between K N Energy, Inc. and Richard D. Kinder (filed as Exhibit 99.D of the Schedule 13D filed by Mr. Kinder on November 16, 1999 (File No. 5-06259) and incorporated herein by reference).

10.10	Form of Purchase Provisions between Kinder Morgan Management, LLC and Kinder Morgan Kansas, Inc. (included as Annex B to the Second Amended and Restated Limited Liability Company Agreement of Kinder Morgan Management, LLC filed as Exhibit 3.1 to Kinder Morgan Management, LLC’s Current Report on Form 8-K filed on May 30, 2007 (File No. 1-16459) and incorporated herein by reference).

10.11	Credit Agreement, dated as of May 30, 2007, among Kinder Morgan Kansas, Inc. and Kinder Morgan Acquisition Co., as the borrower, the several lenders from time to time parties thereto, and Citibank, N.A., as administrative agent and collateral agent (filed as Exhibit 10.10 to Kinder Morgan, Inc.’s Registration Statement on Form S-1 filed on December 30, 2010 (File No. 333-170773) and incorporated herein by reference).

10.12	Indenture dated as of September 1, 1988, between K N Energy, Inc. and Continental Illinois National Bank and Trust Company of Chicago (filed as Exhibit 4(a) to Kinder Morgan Kansas, Inc.’s Annual Report on Form 10-K/A, Amendment No. 1 (File No. 1-06446) and incorporated herein by reference).

10.13	First supplemental indenture dated as of January 15, 1992, between K N Energy, Inc. and Continental Illinois National Bank and Trust Company of Chicago (filed as Exhibit 4.2 to the Registration Statement on Form S-3 of K N Energy, Inc. filed on January 17, 1992 (File No. 33-45091) and incorporated herein by reference).

10.14	Second supplemental indenture dated as of December 15, 1992, between K N Energy, Inc. and Continental Bank, National Association (filed as Exhibit 4(c) to Kinder Morgan Kansas, Inc.’s Annual Report on Form 10-K/A, Amendment No. 1 filed on May 23, 2000 (File No. 1-06446) and incorporated herein by reference).

10.15	Indenture dated as of November 20, 1993, between K N Energy, Inc. and Continental Bank, National Association (filed as Exhibit 4.1 to the Registration Statement on Form S-3 of K N Energy, Inc. filed on November 19, 1993 (File No. 33-51115) and incorporated herein by reference).

10.16	Registration Rights Agreement among Kinder Morgan Management, LLC, Kinder Morgan Energy Partners, L.P. and Kinder Morgan Kansas, Inc. dated May 18, 2001 (filed as Exhibit 4.7 to Kinder Morgan Kansas, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-06446) and incorporated herein by reference).

10.17	Form of Indenture dated as of August 27, 2002 between Kinder Morgan Kansas, Inc. and Wachovia Bank, National Association, as Trustee (filed as Exhibit 4.1 to Kinder Morgan Kansas, Inc.’s Registration Statement on Form S-4 filed on October 4, 2002 (File No. 333-100338) and incorporated herein by reference).

10.18	Form of First Supplemental Indenture dated as of December 6, 2002 between Kinder Morgan Kansas, Inc. and Wachovia Bank, National Association, as Trustee (filed as Exhibit 4.2 to Kinder Morgan Kansas, Inc.’s Registration Statement on Form S-4 filed on January 31, 2003 (File No. 333-102873) and incorporated herein by reference).

10.19	Form of 6.50% Note (included in the Indenture filed as Exhibit 4.1 to Kinder Morgan Kansas, Inc.’s Registration Statement on Form S-4 filed on October 4, 2002 (File No. 333-100338) and incorporated herein by reference).

10.20	Form of Senior Indenture between Kinder Morgan Kansas, Inc. and Wachovia Bank, National Association, as Trustee (filed as Exhibit 4.2 to Kinder Morgan Kansas, Inc.’s Registration Statement on Form S-3 filed on February 4, 2003 (File No. 333-102963) and incorporated herein by reference).

10.21	Form of Senior Note of Kinder Morgan Kansas, Inc. (included in the Form of Senior Indenture filed as Exhibit 4.2 to Kinder Morgan Kansas, Inc.’s Registration Statement on Form S-3 filed on February 4, 2003 (File No. 333-102963) and incorporated herein by reference).

10.22	Indenture dated as of December 9, 2005, among Kinder Morgan Finance Company LLC (formerly Kinder Morgan Finance Company, ULC), Kinder Morgan Kansas, Inc. and Wachovia Bank, National Association, as Trustee (filed as Exhibit 4.1 to Kinder Morgan Kansas, Inc.’s Current Report on Form 8-K filed on December 15, 2005 (File No. 1-06446) and incorporated herein by reference).

10.23	Forms of Kinder Morgan Finance Company LLC notes (included in the Indenture filed as Exhibit 4.1 to Kinder Morgan Kansas, Inc.’s Current Report on Form 8-K filed on December 15, 2005 (File
No. 1-06446) and incorporated herein by reference).

10.24	Form of Indemnification Agreement between Kinder Morgan Kansas, Inc. and each member of the Special Committee of the Board of Directors formed in connection with the Going Private Transaction (filed as Exhibit 10.1 to Kinder Morgan Kansas, Inc.’s Current Report on Form 8-K filed on June 16, 2006 (File No. 1-06446) and incorporated herein by reference).

10.25	Delegation of Control Agreement among Kinder Morgan Management, LLC, Kinder Morgan G.P., Inc. and Kinder Morgan Energy Partners, L.P. and its operating partnerships (filed as Exhibit 10.1 to the Kinder Morgan Energy Partners, L.P. Form 10-Q for the quarter ended June 30, 2001 (File
No. 1-11234) and incorporated herein by reference).

10.26	Amendment No. 1 to Delegation of Control Agreement, dated as of July 20, 2007, among Kinder Morgan G.P., Inc., Kinder Morgan Management, LLC, Kinder Morgan Energy Partners, L.P. and its operating partnerships (filed as Exhibit 10.1 to Kinder Morgan Energy Partners, L.P.’s Current Report on Form 8-K on July 20, 2007 (File No. 1-11234) and incorporated herein by reference).

10.27	Third Amended and Restated Agreement of Limited Partnership of Kinder Morgan Energy Partners, L.P. (filed as Exhibit 3.1 to Kinder Morgan Energy Partners, L.P. Form 10-Q for the quarter ended June 30, 2001 (File No. 1-11234) and incorporated herein by reference).

10.28	Amendment No. 1 dated November 19, 2004 to Third Amended and Restated Agreement of Limited Partnership of Kinder Morgan Energy Partners, L.P. (filed as Exhibit 99.1 to Kinder Morgan Energy Partners, L.P. Form 8-K filed November 22, 2004 (File No. 1-11234) and incorporated herein by reference).

10.29	Amendment No. 2 to Third Amended and Restated Agreement of Limited Partnership of Kinder Morgan Energy Partners, L.P. (filed as Exhibit 99.1 to Kinder Morgan Energy Partners, L.P. Form 8-K filed May 5, 2005 (File No. 1-11234) and incorporated herein by reference).

10.30	Amendment No. 3 to Third Amended and Restated Agreement of Limited Partnership of Kinder Morgan Energy Partners, L.P. (filed as Exhibit 3.1 to Kinder Morgan Energy Partners, L.P. Form 8-K filed April 21, 2008 (File No. 1-11234) and incorporated herein by reference).

10.31	Kinder Morgan Energy Partners, L.P. Common Unit Compensation Plan for Non-Employee Directors (filed as Exhibit 10.2 to Kinder Morgan Energy Partners, L.P. Form 8-K filed January 21, 2005 (File No. 1-11234) and incorporated herein by reference).

10.32	Form of Common Unit Compensation Agreement entered into with Non-Employee Directors (filed as Exhibit 10.1 to Kinder Morgan Energy Partners, L.P. Form 8-K filed January 21, 2005
(File No. 1-11234) and incorporated herein by reference).

10.33	Credit Agreement dated as of June 23, 2010 among Kinder Morgan Energy Partners, L.P., Kinder Morgan Operating L.P. “B”, the lenders party thereto, Wells Fargo Bank, National Association as Administrative Agent, Bank of America, N.A., Citibank, N.A., JPMorgan Chase Bank, N.A., and DnB NOR Bank ASA (filed as exhibit 10.1 to Kinder Morgan Energy Partners, L.P. Current Report on Form 8-K filed June 24, 2010 (File No. 1-11234) and incorporated herein by reference).

10.34	First Amendment to Credit Agreement, dated as of July 1, 2011, among Kinder Morgan Energy Partners, L.P., Kinder Morgan Operating L.P. “B”, the lenders party thereto and Wells Fargo Bank, National Association, as Administrative Agent (filed as Exhibit 10.1 to Kinder Morgan Energy Partners, L.P.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 (File
No. 1-11234) and incorporated herein by reference).

10.35	Indenture dated as of January 29, 1999 among Kinder Morgan Energy Partners, L.P., the guarantors listed on the signature page thereto and U.S. Trust Company of Texas, N.A., as trustee, relating to Senior Debt Securities (filed as Exhibit 4.1 to Kinder Morgan Energy Partners, L.P.’s Current Report on Form 8-K filed February 16, 1999 (File No. 1-11234) and incorporated herein by reference).

10.36	Indenture dated November 8, 2000 between Kinder Morgan Energy Partners, L.P. and First Union National Bank, as Trustee (filed as Exhibit 4.8 to Kinder Morgan Energy Partners, L.P.’s Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-11234) and incorporated herein by reference).

10.37	Form of 7.50% Notes due November 1, 2010 (contained in the Indenture filed as Exhibit 4.8 to the Kinder Morgan Energy Partners, L.P. Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-11234) and incorporated herein by reference).

10.38	Indenture dated January 2, 2001 between Kinder Morgan Energy Partners, L.P. and First Union National Bank, as trustee, relating to Senior Debt Securities (including form of Senior Debt Securities) (filed as Exhibit 4.11 to Kinder Morgan Energy Partners, L.P. Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 1-11234) and incorporated herein by reference).

10.39	Certificate of Vice President and Chief Financial Officer of Kinder Morgan Energy Partners, L.P. establishing the terms of the 6.75% Notes due March 15, 2011 and the 7.40% Notes due March 15, 2031 (filed as Exhibit 4.1 to Kinder Morgan Energy Partners, L.P. Current Report on Form 8-K filed on March 14, 2001 (File No. 1-11234) and incorporated herein by reference).

10.40	Specimen of 6.75% Notes due March 15, 2011 in book-entry form (filed as Exhibit 4.2 to Kinder Morgan Energy Partners, L.P. Current Report on Form 8-K filed on March 14, 2001
(File No. 1-11234) and incorporated herein by reference).

10.41	Specimen of 7.40% Notes due March 15, 2031 in book-entry form (filed as Exhibit 4.3 to Kinder Morgan Energy Partners, L.P. Current Report on Form 8-K filed on March 14, 2001
(File No. 1-11234) and incorporated herein by reference).

10.42	Certificate of Vice President and Chief Financial Officer of Kinder Morgan Energy Partners, L.P. establishing the terms of the 7.125% Notes due March 15, 2012 and the 7.750% Notes due March 15, 2032 (filed as Exhibit 4.1 to Kinder Morgan Energy Partners, L.P. Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (File No. 1-11234) and incorporated herein by reference).

10.43	Specimen of 7.125% Notes due March 15, 2012 in book-entry form (filed as Exhibit 4.2 to Kinder Morgan Energy Partners, L.P. Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (File No. 1-11234) and incorporated herein by reference).

10.44	Specimen of 7.750% Notes due March 15, 2032 in book-entry form (filed as Exhibit 4.3 to Kinder Morgan Energy Partners, L.P. Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (File No. 1-11234) and incorporated herein by reference).

10.45	Indenture dated August 19, 2002 between Kinder Morgan Energy Partners, L.P. and Wachovia Bank, National Association, as Trustee (filed as Exhibit 4.1 to the Kinder Morgan Energy Partners, L.P. Registration Statement on Form S-4 filed on October 4, 2002 (File No. 333-100346) and incorporated herein by reference).

10.46	First Supplemental Indenture to Indenture dated August 19, 2002, dated August 23, 2002 between Kinder Morgan Energy Partners, L.P. and Wachovia Bank, National Association, as Trustee (filed as Exhibit 4.2 to Kinder Morgan Energy Partners, L.P. Registration Statement on Form S-4 filed on October 4, 2002 (File No. 333-100346) and incorporated herein by reference).

10.47	Form of 7.30% Note (contained in the Indenture filed as Exhibit 4.1 to the Kinder Morgan Energy Partners, L.P. Registration Statement on Form S-4 filed on October 4, 2002 (File No. 333-100346) and incorporated herein by reference).

10.48	Senior Indenture dated January 31, 2003 between Kinder Morgan Energy Partners, L.P. and Wachovia Bank, National Association (filed as Exhibit 4.2 to the Kinder Morgan Energy Partners, L.P. Registration Statement on Form S-3 filed on February 4, 2003 (File No. 333-102961) and incorporated herein by reference).

10.49	Form of Senior Note of Kinder Morgan Energy Partners, L.P. (included in the Form of Senior Indenture filed as Exhibit 4.2 to the Kinder Morgan Energy Partners, L.P. Registration Statement on Form S-3 filed on February 4, 2003 (File No. 333-102961) and incorporated herein by reference).

10.50	Certificate of Vice President, Treasurer and Chief Financial Officer and Vice President, General Counsel and Secretary of Kinder Morgan Management, LLC and Kinder Morgan G.P., Inc., on behalf of Kinder Morgan Energy Partners, L.P. establishing the terms of the 5.00% Notes due December 15, 2013 (filed as Exhibit 4.25 to Kinder Morgan Energy Partners, L.P. Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 1-11234) and incorporated herein by reference).

10.51	Certificate of Executive Vice President and Chief Financial Officer and Vice President, General Counsel and Secretary of Kinder Morgan Management, LLC and Kinder Morgan G.P., Inc., on behalf of Kinder Morgan Energy Partners, L.P. establishing the terms of the 5.125% Notes due November 15, 2014 (filed as Exhibit 4.27 to Kinder Morgan Energy Partners, L.P. Annual Report on Form 10-K for the year ended December 3, 2004 (File No. 1-11234) and incorporated herein by reference).

10.52	Certificate of Vice President, Treasurer and Chief Financial Officer and Vice President, General Counsel and Secretary of Kinder Morgan Management, LLC and Kinder Morgan G.P., Inc., on behalf of Kinder Morgan Energy Partners, L.P. establishing the terms of the 5.80% Notes due March 15, 2035 (filed as Exhibit 4.1 to Kinder Morgan Energy Partners, L.P. Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (File No. 1-11234) and incorporated herein by reference).

10.53	Certificate of Vice President and Chief Financial Officer of Kinder Morgan Management, LLC and Kinder Morgan G.P., Inc., on behalf of Kinder Morgan Energy Partners, L.P. establishing the terms of the 6.00% Senior Notes due 2017 and 6.50% Senior Notes due 2037 (filed as Exhibit 4.28 to Kinder Morgan Energy Partners, L.P. Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 1-11234) and incorporated herein by reference).

10.54	Certificate of the Vice President and Treasurer and the Vice President and Chief Financial Officer of Kinder Morgan Management, LLC and Kinder Morgan G.P., Inc., on behalf of Kinder Morgan Energy Partners, L.P., establishing the terms of the 6.95% Senior Notes due 2038 (filed as Exhibit 4.2 to Kinder Morgan Energy Partners, L.P. Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (File No. 1-11234) and incorporated herein by reference).

10.55	Certificate of the Vice President and Treasurer and the Vice President and Chief Financial Officer of Kinder Morgan Management, LLC and Kinder Morgan G.P., Inc., on behalf of Kinder Morgan Energy Partners, L.P., establishing the terms of the 5.85% Senior Notes due 2012 (filed as Exhibit 4.2 to Kinder Morgan Energy Partners, L.P. Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 (File No. 1-11234) and incorporated herein by reference).

10.56	Certificate of the Vice President and Treasurer and the Vice President and Chief Financial Officer of Kinder Morgan Management, LLC and Kinder Morgan G.P., Inc., on behalf of Kinder Morgan Energy Partners, L.P., establishing the terms of the 5.95% Senior Notes due 2018 (filed as Exhibit 4.28 to Kinder Morgan Energy Partners, L.P. Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 1-11234) and incorporated herein by reference).

10.57	Certificate of the Vice President and Treasurer and the Vice President and Chief Financial Officer of Kinder Morgan Management, LLC and Kinder Morgan G.P., Inc., on behalf of Kinder Morgan Energy Partners, L.P., establishing the terms of the 9.00% Senior Notes due 2019 (filed as Exhibit 4.29 to Kinder Morgan Energy Partners, L.P. Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 1-11234) and incorporated herein by reference).

10.58	Certificate of the Vice President and Chief Financial Officer and the Vice President and Treasurer of Kinder Morgan Management, LLC and Kinder Morgan G.P., Inc., on behalf of Kinder Morgan Energy Partners, L.P., establishing the terms of the 5.625% Senior Notes due 2015, and the 6.85% Senior Notes due 2020 (filed as Exhibit 4.2 to Kinder Morgan Energy Partners, L.P. Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (File No. 1-11234) and incorporated herein by reference).

10.59	Certificate of the Vice President and Chief Financial Officer and the Vice President and Treasurer of Kinder Morgan Management, LLC and Kinder Morgan G.P., Inc., on behalf of Kinder Morgan Energy Partners, L.P., establishing the terms of the 5.80% Senior Notes due 2021, and the 6.50% Senior Notes due 2039 (filed as Exhibit 4.2 to Kinder Morgan Energy Partners, L.P. Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (File No. 1-11234) and incorporated herein by reference).

10.60	Certificate of the Vice President and Chief Financial Officer and the Vice President and Treasurer of Kinder Morgan Management, LLC and Kinder Morgan G.P., Inc., on behalf of Kinder Morgan Energy Partners, L.P., establishing the terms of the 5.30% Senior Notes due 2020, and the 6.55% Senior Notes due 2040 (filed as Exhibit 4.2 to Kinder Morgan Energy Partners, L.P. Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 1-11234) and incorporated herein by reference).

10.61	Indenture, dated December 20, 2010, among Kinder Morgan Finance Company LLC, Kinder Morgan Kansas, Inc. and U.S. Bank National Association, as Trustee (filed as Exhibit 4.1 to Kinder Morgan Kansas, Inc.’s Current Report on Form 8-K filed on December 23, 2010 (File No. 1-06446) and incorporated herein by reference).

10.62	Officers’ Certificate establishing the terms of the 6.000% senior notes due 2018 of Kinder Morgan Finance Company LLC (with the form of note attached thereto) (filed as Exhibit 4.2 to Kinder Morgan Kansas, Inc.’s Current Report on Form 8-K filed on December 23, 2010 (File No. 1-06446) and incorporated herein by reference).

10.63	Certificate of the Vice President and Chief Financial Officer and the Vice President and Treasurer of Kinder Morgan Management, LLC and Kinder Morgan G.P., Inc., on behalf of Kinder Morgan Energy Partners, L.P., establishing the terms of the 3.500% Senior Notes due 2016, and the 6.375% Senior Notes due 2041 (filed as Exhibit 4.1 to Kinder Morgan Energy Partners, L.P.’s Quarterly Report on Form 10-K for the quarter ended March 31, 2011 and incorporated herein by reference).

10.64	Certificate of the Vice President and Chief Financial Officer and the Vice President and Treasurer of Kinder Morgan Management, LLC and Kinder Morgan G.P., Inc., on behalf of Kinder Morgan Energy Partners, L.P., establishing the terms of the 4.150% Senior Notes due 2022, and the 5.625% Senior Notes due 2041 (filed as Exhibit 4.1 to Kinder Morgan Energy Partners, L.P.’s Quarterly Report on Form 10-K for the quarter ended September 30, 2011 and incorporated herein by reference).

10.65	Severance Agreement with C. Park Shaper (filed as Exhibit 10.7 to Kinder Morgan, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (File No. 1-35081) and incorporated herein by reference).

10.66	Severance Agreement with Steven J. Kean (filed as Exhibit 10.8 to Kinder Morgan, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (File No. 1-35081) and incorporated herein by reference).

10.67	Severance Agreement with Kimberly A. Dang (filed as Exhibit 10.9 to Kinder Morgan, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (File No. 1-35081) and incorporated herein by reference).

10.68	Severance Agreement with Joseph Listengart (filed as Exhibit 10.10 to Kinder Morgan, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (File No. 1-35081) and incorporated herein by reference).

10.69	Class B Share Plan (filed as Exhibit 10.65 to Kinder Morgan, Inc.’s Registration Statement on Form S-1 filed on January 26, 2011 (File No. 333-170773) and incorporated herein by reference).

10.70	Class B Trust Agreement (filed as Exhibit 10.66 to Kinder Morgan, Inc.’s Registration Statement on Form S-1 filed on January 26, 2011 (File No. 333-170773) and incorporated herein by reference).

21.1	Subsidiaries of Kinder Morgan, Inc. (filed as Exhibit 21.1 to Kinder Morgan, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 1-35081) and incorporated herein by reference).

23.1*	Consent of Weil, Gotshal & Manges LLP (included in their opinion filed as Exhibit 5.1).

23.2*	Consent of Wachtell, Lipton, Rosen & Katz (included in their opinion filed as Exhibit 8.1).

23.3	Consent of PricewaterhouseCoopers LLP.

23.4	Consent of Ernst & Young LLP.

23.5	Consent of PricewaterhouseCoopers LLP.

23.6	Consent of Netherland, Sewell & Associates, Inc.

23.7	Consent of Ryder Scott Company, L.P.

24.1	Powers of Attorney.

99.1	Estimates of the net reserves and future net revenues as of December 31, 2010 to Kinder Morgan CO2 Company, L.P.’s interests in certain oil and gas properties located in the state of Texas (filed as Exhibit 99.2 to Kinder Morgan, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 1-35081) and incorporated herein by reference).

99.2	Consent of Barclays Capital Inc.

99.3	Consent of Evercore Group L.L.C.

99.4	Consent of Morgan Stanley & Co. LLC.

99.5*	Form of Proxy Card for El Paso Corporation Special Meeting.

101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Kinder Morgan’s Consolidated Statements of Income for the nine months ended September 30, 2011 and 2010; (ii) Kinder Morgan’s Consolidated Balance Sheets as of September 30, 2011 and December 31, 2010; (iii) Kinder Morgan’s Consolidated Statements of Cash Flows for the nine months ended September 30, 2011 and 2010; (iv) the notes to such interim Consolidated Financial Statements, tagged as blocks of text; (v) Kinder Morgans Consolidated Statements of Income for the years ended December 31, 2010, 2009 and 2008; (vi) Kinder Morgan’s Consolidated Balance Sheets as of December 31, 2010 and 2009; (vii) Kinder Morgan’s Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008; (viii) Kinder Morgan’s Consolidated Statements of Members’ Equity for the years ended December 31, 2010, 2009 and 2008; and (ix) the notes to such annual Consolidated Financial Statements, tagged as blocks of text.

*	To be filed by amendment.